Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your Class A shares in Aquila Acquisition Corporation (“Aquila”), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is not for publication or distribution, directly or indirectly, in or into the United States of America. This circular is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

This circular is for information purposes only and is being provided to you solely for the purposes of considering the resolutions to be voted upon at the EGM of Aquila to be held on Thursday, February 27, 2025 at 9:15 a.m.. This circular also constitutes the listing document of ZG Group, which is the Successor Company on completion of the De-SPAC Transaction. This circular does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Aquila or the Successor Company.

AQUILA ACQUISITION CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 7836)
(Warrant Code: 4836)

(1) DE-SPAC TRANSACTION COMPRISING
(A) THE BUSINESS COMBINATION AGREEMENT
(B) REVERSE TAKEOVER INVOLVING A NEW LISTING
APPLICATION BY ZG GROUP (THE “SUCCESSOR COMPANY”)
(C) THE PIPE INVESTMENTS
(D) GRANT OF PROMOTER EARN-OUT RIGHT
(2) MERGER PROPOSAL
(3) PROPOSED ADOPTION OF NEW MEMORANDUM AND
ARTICLES OF ASSOCIATION BY AQUILA
(4) WITHDRAWAL OF LISTING OF AQUILA CLASS A SHARES
AND
(5) NOTICE OF EXTRAORDINARY GENERAL MEETING

The Successor Company

Joint Sponsors to the deemed new listing application of the Successor Company, and Overall Coordinators, Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers
for the PIPE Investments and the Permitted Equity Financing

Financial Advisors to the Target Company
(in alphabetical order)

Joint Lead Managers

A letter from the Aquila Board is set out on pages 76 to 120 of this circular. An important notice and the actions to be taken by the Aquila Shareholders are set out on pages 121 to 132 of this circular.

The notice convening the EGM to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:15 a.m. is set out on pages EGM-1 to EGM-3 of this circular. The forms of proxy for use at the EGM are also enclosed with this circular and published on the websites of the Stock Exchange at www.hkexnews.hk and Aquila at www.aquilaacq.com.hk. Whether or not you intend to attend the EGM, if you are a registered Aquila Shareholder, you are requested to complete and sign the enclosed forms of proxy in accordance with the instructions printed thereon and return it to Aquila’s Hong Kong Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM (i.e. not later than 9:15 a.m. on Tuesday, February 25, 2025) or any adjournment thereof (as the case may be). Completion and return of the forms of proxy will not preclude you from attending and voting in person at the EGM if you so wish.

If you are a beneficial owner whose Aquila Class A Shares are deposited in CCASS and registered under the name of HKSCC Nominees Limited, you should, unless you are admitted to participate in CCASS as an Investor Participant, contact your broker, custodian, nominee or other relevant person who is, or has in turn deposited such Aquila Class A Shares with, a Participant regarding voting instructions to be given to such persons.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders at the EGM or completed for any reason, (i) Aquila will not redeem any Aquila Class A Shares and Aquila Listed Warrants and all Share Redemption and Warrant Redemption requests will be canceled; and (ii) subject to the deadlines under the Listing Rules, the listings of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will be maintained; however, Aquila may not have sufficient time to identify another de-SPAC target and negotiate a de-SPAC transaction before it is required to wind up as provided for in the Listing Rules. Therefore, Aquila Class A Shareholders are strongly recommended to vote FOR the resolutions to be proposed at the EGM, EVEN IF you intend to elect to redeem some or all of your Aquila Class A Shares.

The Successor Company will be controlled through weighted voting rights (“WVR”) upon the completion of the De-SPAC Transaction. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of the shareholders as a whole, will be in a position to exert significant influence over the outcome of the shareholders’ resolutions, irrespective of how other shareholders vote. For further information about the risks associated with the WVR structure, see “Risk Factors – Risks Relating to the WVR Structure”. Prospective investors should make the decision to invest in the Successor Company only after due and careful consideration.

February 5, 2025

CONTENTS

Page

EXPECTED TIMETABLE	5
SUMMARY	9
DEFINITIONS	51
GLOSSARY OF TECHNICAL TERMS	73
CORPORATE INFORMATION OF THE SUCCESSOR COMPANY	75
DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION	77
FORWARD-LOOKING STATEMENTS	83
LETTER FROM THE AQUILA BOARD	84
IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN	129
RISK FACTORS	141
HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP	194
CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP	223
BUSINESS OF THE TARGET GROUP	240
FINANCIAL INFORMATION OF THE TARGET GROUP	319
INDUSTRY OVERVIEW OF THE TARGET GROUP	381
REGULATIONS APPLICABLE TO THE TARGET GROUP’S BUSINESS AND OPERATIONS	395
RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS OF THE SUCCESSOR GROUP	453
SHARE CAPITAL	458
SUBSTANTIAL SHAREHOLDERS FOLLOWING THE DE-SPAC TRANSACTION	467
CONNECTED TRANSACTIONS	460
DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY	475
FUTURE PLANS AND USE OF PROCEEDS	493
WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES	497

APPENDIX I	–	ACCOUNTANTS’ REPORT OF THE TARGET GROUP	I-1
APPENDIX II	–	FINANCIAL INFORMATION ON AQUILA	II-1
APPENDIX IIIA	–	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP	IIIA-1
APPENDIX IIIB	–	LOSS ESTIMATE OF THE TARGET GROUP	IIIB-1
APPENDIX IV	–	TAXATION AND FOREIGN EXCHANGE	IV-1
APPENDIX V	–	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW	V-1

CONTENTS

APPENDIX VI	–	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES	VI-1
APPENDIX VII	–	STATUTORY AND GENERAL INFORMATION	VII-1
APPENDIX VIII	–	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS	VIII-1
APPENDIX IX	–	DOCUMENTS ON DISPLAY	IX-1
NOTICE OF EXTRAORDINARY GENERAL MEETING			EGM-1

EXPECTED TIMETABLE

The following expected timetable is indicative only and is subject to change. If necessary, further announcement in relation to any revised timetable will be published as and when appropriate.

EventExpected time and date(1)

Dispatch of this circular and the Warrantholder Circular	Wednesday, February 5, 2025

Election periods for (i) Aquila Class A Shareholders to redeem all or part of their Aquila Class A Shares and (ii) Aquila Listed Warrantholders to redeem all or part of their Aquila Listed Warrants(2) commence	Wednesday, February 5, 2025

Latest time for lodging transfers of (i) Aquila Class A Shares for determining the entitlement of Aquila Class A Shareholders to attend and vote at the EGM and (ii) Aquila Listed Warrants for determining the entitlement of Aquila Listed Warrantholders to attend and vote at the Listed Warrantholder Meeting	4:30 p.m.on Friday, February 21, 2025

Closure of (i) register of members of Aquila for determining the entitlement to attend and vote at the EGM and (ii) register of warrantholders of Aquila for determining the entitlement to attend and vote at the Listed Warrantholder Meeting	from Monday, February 24, 2025 to Thursday, February 27, 2025 (both days inclusive)

Determination of the Share Redemption Price and announcement of the Share Redemption Price to be published	Tuesday, February 25, 2025

Latest time for lodging Warrantholder Proxy Form	9:00 a.m. on Tuesday, February 25, 2025

Latest time for lodging forms of proxy for the EGM	9:15 a.m. on Tuesday, February 25, 2025

Record date for determining (i) the entitlement to attend and vote at the EGM and (ii) the entitlement to attend and vote at the Listed Warrantholder Meeting	Thursday, February 27, 2025

Election period for Aquila Listed Warrantholders to redeem all or part of their Aquila Listed Warrants(2) ends	9:00 a.m. on Thursday, February 27, 2025

Listed Warrantholder Meeting	9:00 a.m. on Thursday, February 27, 2025

Election period for Aquila Class A Shareholders to redeem all or part of their Aquila Class A Shares(2) ends	9:15 a.m. on Thursday, February 27, 2025

EGM	9:15 a.m. on Thursday, February 27, 2025

EXPECTED TIMETABLE

Announcement of (i) the results of the EGM, (ii) amount of redemption of the Redeeming Aquila Shares, (iii) the results of the Listed Warrantholder Meeting and (iv) the amount of redemption of Aquila Listed Warrants to be published	Thursday, February 27, 2025

If approvals sought at the EGM and the Listed Warrantholder Meeting are obtained and all Conditions are fulfilled or waived (where applicable):

Announcement of the date of the Closing and withdrawal of the listing of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange to be published	Thursday, February 27, 2025

Expected latest time for trading of Aquila Class A Shares on the Stock Exchange(3)(4)(6)	4:10 p.m. on Friday, February 28, 2025

Latest time for lodging transfers of Aquila Class A Shares for determining the entitlements of Aquila Class A Shareholders to the right to receive the Bonus Shares(5)(6)(7)	4:30 p.m. on Tuesday, March 4, 2025

Closure of register of members of Aquila for determining the entitlements of Aquila Class A Shareholders to the right to receive the Bonus Shares(6)(7)	from Wednesday,March 5, 2025 onwards

Record date for determining the entitlements of Aquila Class A Shareholders to the right to receive the Bonus Shares(6)(7)	Wednesday, March 5, 2025

Dispatch of certificates for the Successor Company Class A Shares (including the Bonus Shares) and Successor Company Listed Warrants on or before(6)(8)	Friday, March 7, 2025

Effective Time of the Merger(9)	9:00 a.m.on Monday, March 10, 2025

Issue of the Successor Company Shares and Successor Company Warrants on or before and Closing occurs	9:00 a.m.on Monday, March 10, 2025

Withdrawal of the listing of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange	9:00 a.m.on Monday, March 10, 2025

Listing of the Successor Company Class A Shares and Successor Company Listed Warrants on the Stock Exchange	9:00 a.m.on Monday, March 10, 2025

Payment of the Share Redemption Price by the Trustee to the Redeeming Aquila Shareholders on or before(10)	Monday, March 17, 2025

Payment of the Warrant Redemption Price by the Trustee to the Redeeming Aquila Warrantholders on or before(11)	Monday, March 17, 2025

EXPECTED TIMETABLE

Notes:

(1)	References to time and dates in this circular are to Hong Kong time and dates.

(2)	A Share Redemption election will not be accepted unless the duly completed and executed Share Redemption Election Form is accompanied by the delivery of the share certificate(s) representing the relevant number of Aquila Class A Shares to the Hong Kong Share Registrar by the end of the Share Redemption Election Period. If the De-SPAC Transaction is not approved or completed for any reason, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. In this case, Aquila will (i) make an announcement on the Stock Exchange of the expected date of return of the share certificates delivered by Redeeming Aquila Shareholder(s) and (ii) arrange for the Hong Kong Share Registrar to promptly return any share certificate(s) delivered by Redeeming Aquila Shareholder(s). See “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right – 3. Procedure to elect for Share Redemption” for details on the procedure to elect for Share Redemption.

A Warrant Redemption election will not be accepted unless the duly completed and executed Warrant Redemption Election Form is accompanied by the delivery of the warrant certificate(s) representing the relevant number of Aquila Listed Warrants to the Hong Kong Share Registrar by the end of the Warrant Redemption Election Period. If the Warrant Redemption does not proceed for any reason, Aquila will (i) make an announcement on the Stock Exchange of the expected date of return of the warrant certificates delivered by Redeeming Aquila Warrantholder(s) and (ii) arrange for the Hong Kong Share Registrar to promptly return any warrant certificate(s) delivered by Redeeming Aquila Warrantholder(s). See “Letter from the Aquila Board – B. The Warrant Redemption Proposal – 4. Procedure to elect for Warrant Redemption” in the Warrantholder Circular for details on the procedure to elect for Warrant Redemption.

(3)	Latest time for (i) Aquila Class A Shareholders who are Beneficial Owners holding Aquila Class A Shares through CCASS who wish to sell their Aquila Class A Shares on market to do so and (ii) investors who wish to purchase Aquila Class A Shares on market through CCASS to hold Aquila Class A Shares immediately prior to the Effective Time (and be entitled to receive at the Effective Time one and five hundredths (1.05) of a newly issued Successor Company Class A Share for every Aquila Class A Share held) to do so.

(4)	Dealings in Aquila Listed Warrants will continue until the withdrawal of listing of the Aquila Listed Warrants on the Stock Exchange. Therefore, a trade of Aquila Listed Warrants which is crossed on market on the day before Closing will be settled on the second day after the trade day (i.e. on a T+2 basis) with Successor Company Listed Warrants, which will be on the day after Closing.

(5)	Latest time to lodge transfer documents with the Hong Kong Share Registrar for the transfer of Aquila Class A Shares held in the name of a Registered Shareholder for the transferee to become a Registered Shareholder of Aquila Class A Shares immediately prior to the Effective Time (who will be entitled to receive immediately following the Effective Time one and five hundredths (1.05) of a newly issued Successor Company Class A Share for every Aquila Class A Share held).

(6)	See “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company” for details of the cancelation of Aquila Class A Shares in exchange for the right to receive Successor Company Class A Shares and the cancelation of Aquila Listed Warrants in exchange for the right to receive Successor Company Listed Warrants.

(7)	The last registration date, the book closure period and the record date for Aquila Class A Shares have been set for the purpose of the Bonus Share Issue of Successor Company Class A Shares at 0.05 Successor Company Class A Share for every 1 Aquila Class A Share held immediately prior to the Effective Time. Shareholders who hold Aquila Class A Shares as at the record date are entitled to receive the Bonus Shares immediately following the Effective Time (being the payment date of the Bonus Share Issue) in addition to 1 Successor Company Class A Share for every 1 Aquila Class A Share held immediately prior to the Effective Time. Accordingly, immediately following the Effective Time, the Relevant Aquila Class A Shareholders will receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share for every Aquila Class A Share held immediately prior to the Effective Time.

(8)	The certificates for the Successor Company Class A Shares and the Successor Company Listed Warrants are expected to be dispatched on or before Friday, March 7, 2025 but will only become valid immediately after the Effective Time of the Merger, which is expected to be 9:00 a.m. on Monday, March 10, 2025. Investors who trade the Successor Company Class A Shares or the Successor Company Listed Warrants prior to the certificates for the Successor Company Class A Shares and/or the Successor Company Listed Warrants becoming valid do so entirely at their own risk.

For the avoidance of doubt, all share certificates representing Aquila Class A Shares and warrant certificates representing Aquila Listed Warrants will cease to have effect as evidence of title as from the Effective Time. Aquila Class A Shareholders and Aquila Listed Warrantholders are not required to surrender or return their share certificates or warrant certificates for Aquila Class A Shares or Aquila Listed Warrants in order to receive share certificates for Successor Company Class A Shares or warrant certificates for Successor Company Listed Warrants.

(9)	The Effective Time will be on the same date as the Closing and the date of listing of the Successor Company Class A Shares and the Successor Company Listed Warrants on the Stock Exchange. Closing will occur immediately upon the completion of the transactions contemplated to take place immediately after the Effective Time. The Business Combination Agreement may be terminated prior to the Effective Time if, among others, the Unconditional Date has not occurred by the Longstop Date. See “Letter from the Aquila Board - F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement” for further details.

(10)	See “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right – 4. Payment of Share Redemption Price” for details on the payment of the Share Redemption Price.

(11)	See “Letter from the Aquila Board – B. The Warrant Redemption Proposal – 5. Payment of the Warrant Redemption Price” in the Warrantholder Circular for details on the payment of the Warrant Redemption Price.

EXPECTED TIMETABLE

Shareholders should note that the dates and times specified in the above timetable are subject to change. Further announcement(s) will be made in the event that there is any change to the above timetable.

Shareholders should refer to “Important Notice to Aquila Shareholders and Actions to be Taken”, which sets out details of the actions to be taken and the procedures in relation to voting at the EGM and in relation to the exercise of the Share Redemption Right and the Appraisal Right.

SUMMARY

This summary aims at giving you an overview of the information contained in this circular. As it is a summary, it does not contain all the information that may be important to you. You should read the whole circular before making a decision as to how you would cast your votes at the EGM in relation to the De-SPAC Transaction and the appropriate course of action for yourself.

There are risks associated with the De-SPAC Transaction and in an investment in the securities of the Successor Company. You should read “Risk Factors” carefully before making a decision on the De-SPAC Transaction. In connection with or following the De-SPAC Transaction (including the issuance of Successor Company Shares to the Promoters and the PIPE Investors, the potential exercise of Successor Company Warrants and the Promoter Earn-out Right) the shareholding and value of shareholding of Successor Company Shareholders (including non-redeeming Aquila Shareholders) will be diluted. For details of the potential dilution effect, see “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company – 7. Expected Shareholding and Voting Rights in the Successor Company and Potential Dilution Effect of the De-SPAC Transaction”.

In this section, “Zhaogang,” “we,” “us” or “our” refer to ZG Group, its subsidiaries and its Consolidated Affiliated Entities.

OVERVIEW OF THE DE-SPAC TRANSACTION

In connection with the De-SPAC Transaction, Aquila entered into (i) the Business Combination Agreement with ZG Group (formerly known as Zhaogang.com Inc) (being the Target Company) and the Merger Sub (a wholly-owned subsidiary of ZG Group) in relation to the Merger and the Bonus Share Issue, (ii) the PIPE Investment Agreements with the Target Company and the PIPE Investors in relation to the PIPE Investments, and (iii) the Promoters Earn-out and Lock-up Agreement with the Target Company, the Promoters and the other parties named therein pursuant to which the Promoters have been granted the Promoter Earn-out Right.

The De-SPAC Transaction will result in the business combination of Aquila with the Target Group and the listing of the Target Company as the Successor Company on the Stock Exchange.

Parties to the De-SPAC Transaction

Aquila

Aquila is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses, with efforts concentrated on technology-enabled companies in new economy sectors in Asia, with a focus on China. Aquila completed an offering comprising 100,065,000 Aquila Class A Shares at an offer price of HK$10.00 per Aquila Class A Share and 50,032,500 Aquila Listed Warrants on March 18, 2022.

The Target Group

The Target Group operates China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. Through connecting key participants in the steel transactions industry, the Target Group currently offers a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics.

SUMMARY

Merger Sub

Merger Sub is a newly incorporated Cayman Islands exempted company and a wholly-owned subsidiary of the Target Company. Merger Sub was incorporated solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger.

The Business Combination Agreement

Pursuant to the terms of the Business Combination Agreement, the De-SPAC Transaction will be effected through the Merger of Aquila and Merger Sub, following which the separate existence of Merger Sub will cease and Aquila will continue as the surviving entity and become a direct, wholly-owned subsidiary of the Successor Company. Therefore, in effect, the structure of the De-SPAC Transaction and the Merger will result in the Target Company acquiring Aquila, which will become a wholly-owned subsidiary of the Successor Company.

Upon completion of the De-SPAC Transaction, (a) Aquila Shareholders (other than the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) will become shareholders of the Successor Company together with the PIPE Investors, investors of the Permitted Equity Financing (if any) and the existing shareholders of the Target Company, (b) Aquila Warrantholders (other than the Redeeming Aquila Warrantholders) will become Successor Company Warrantholders, (c) Aquila’s listing status will be withdrawn, and (d) the Target Company will become the Successor Company which will be listed on the Stock Exchange.

The negotiated value of the Target Company in the De-SPAC Transaction (the “Negotiated Value”) is HK$10,004,000,000. The Negotiated Value represents the fair value of the Target Company and was determined through arm’s length negotiations with the PIPE Investors (who have undertaken independent due diligence on the Target Company) with reference to (i) the most recent round of pre-listing investment in the Target Company, (ii) the business development and performance of the Target Group after the most recent round of pre-listing investment, and (iii) the business prospects of the Target Group.

The consideration which the Aquila Shareholders will receive pursuant to the De-SPAC Transaction is as follows:

(A)	Immediately prior to the Effective Time of the Merger, each Aquila Class B Share held by the Promoters will automatically cease to exist and will be converted into one Aquila Class A Share in accordance with the terms of the Aquila Articles.

(B)	Immediately following the Effective Time:

(1)	each Aquila Class A Share (excluding the Aquila Class A Shares issued in connection with the Aquila Class B Conversion referred to above, the Redeeming Aquila Shares and the Dissenting Aquila Shares) will be automatically canceled and cease to exist in exchange for the right to receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share, and each Aquila Class A Share issued in connection with the Aquila Class B Conversion will be automatically canceled and cease to exist in exchange for the right to receive one newly issued Successor Company Class A Share. For the avoidance of doubt, no cash consideration will be involved in the exchange of Aquila Class A Shares (excluding the Redeeming Aquila Shares and the Dissenting Aquila Shares) for newly issued Successor Company Class A Shares. The number of Successor Company Class A Shares to be issued by the Successor Company for the exchange of Aquila Class A Shares (excluding the Redeeming Aquila Shares and the Dissenting Aquila Shares) will depend on the number of Aquila Class A Shares (excluding the Redeeming Aquila Shares and the Dissenting Aquila Shares) immediately prior to the Effective Time;

SUMMARY

(2)	each Redeeming Aquila Share will be automatically canceled and cease to exist in exchange for the right to receive the Share Redemption Price;

(3)	each Dissenting Aquila Share will be automatically canceled and cease to exist in exchange for the right to receive the fair value of such shares or (unless and until such Dissenting Aquila Shareholder (i) fails to follow the prescribed statutory procedure (summarized in “Important Notice to Aquila Shareholders and Actions to be Taken – 1. Procedures for exercising the Appraisal Right – Procedures under Cayman Companies Act”) to complete the exercise of its Appraisal Right or (ii) withdraws or otherwise loses its Appraisal Right under the Cayman Companies Act) one newly issued Successor Company Class A Share;

(4)	each Aquila Warrant (other than the Redeeming Aquila Warrants) will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Warrant; and

(5)	each Redeeming Aquila Warrant will be automatically canceled and cease to exist in exchange for the right to receive the Warrant Redemption Price.

The entitlement of the Relevant Aquila Class A Shareholders to receive the additional five hundredths (0.05) of a newly issued Successor Company Class A Share for each Aquila Class A Share held by them (the “Bonus Shares”) is intended to incentivize the Aquila Class A Shareholders not to exercise their Share Redemption Right and Appraisal Right in connection with the De-SPAC Transaction and to be shareholders of the Successor Company upon completion of the De-SPAC Transaction. The number of Bonus Shares to be issued was determined through commercial negotiations among the parties to the Business Combination Agreement.

Further details of the terms of the Business Combination Agreement are set out in “Letter from the Aquila Board – F. The Business Combination Agreement”.

PIPE Investments and Permitted Equity Financing

Aquila and the Target Company have entered into PIPE Investment Agreements with eight PIPE Investors. These PIPE investors are Xuzhou Zhenxin, OPIM, Orient Asset Management, Trafigura HK, Ninghai Zhenwei, Xuchang Industrial Investment, Spring Prosper Pte. Ltd. and Zhengzhou Chengxin.

Pursuant to the PIPE Investment Agreements, the PIPE Investors have agreed to, by themselves or through their respective Qualified Investment Schemes, subscribe for, and the Successor Company has agreed to issue to the PIPE Investors (or their respective Qualified Investment Schemes, if applicable), the PIPE Investment Shares at the price of HK$10.00 per PIPE Investment Share. The gross proceeds from the PIPE Investments pursuant to the PIPE Investment Agreements will be HK$535,800,000 (subject to adjustment as provided under the relevant PIPE Investment Agreement as set out in “Letter from the Aquila Board – G. PIPE Investments”).

Further details of the terms of the PIPE Investments are set out in “Letter from the Aquila Board – G. PIPE Investments”.

From the date of the Business Combination Agreement until the Effective Time, Aquila and the Target Company may (i) enter into one or more agreements with one or more investors for equity subscription on substantially the same terms as the PIPE Investments and/or (ii) enter into a placing agreement with the Overall Coordinators and additional third-party broker(s) for the placement of Successor Company Class A Shares at the price of HK$10.00 per share to investors for an aggregate subscription amount of up to HK$1 billion that would constitute a Permitted Equity Financing. The purpose of the Permitted Equity Financing is to satisfy the requirement under Listing Rule 18B.65 for there to be a minimum number of 100 Professional Investors at the time of listing of the Successor Company. Details of any Permitted Equity Financing will be announced by Aquila.

SUMMARY

Promoter Earn-out Right

In connection with the De-SPAC Transaction, the Promoter Earn-out Right has been granted to the Promoters pursuant to which the Successor Company will issue to the Promoters 12,508,125 new Successor Company Class A Shares credited as fully paid upon the satisfaction of certain conditions and subject to certain adjustments following Closing.

Further details of the Promoter Earn-out Right are set out in “Letter from the Aquila Board – H. Promoter Earn-out Right”.

Structure of the De-SPAC Transaction

Simplified corporate structure charts of the Target Group and Aquila immediately prior to the De-SPAC Transaction are set out below:

A simplified diagram illustrating the key steps of the De-SPAC Transaction is set out below:

Notes:

(1)	At least 3 Business Days prior to the Closing Date, the PIPE Investors will pay the PIPE Investment Amount to the Successor Company to be held in escrow and which will be released to the Successor Company on Closing.
(2)	(If applicable) on or prior to the Closing Date, investors pursuant to the Permitted Equity Financing will pay the aggregate subscription price for the number of Successor Company Class A Shares subscribed for to the Successor Company or the Overall Coordinators or third party broker to be held in escrow and which will be released to the Successor Company on Closing.

SUMMARY

(3)	Within 5 Business Days of the Closing Date, the aggregate Share Redemption Price for the number of Aquila Class A Shares redeemed will be paid out of the Escrow Account to the Redeeming Aquila Shareholders.
(4)	The balance of the funds in the Escrow Account (after payment of the Share Redemption Price) will be used by Aquila for the settlement of expenses and taxes, with any remaining funds to be paid by Aquila to the Successor Company as soon as practicable after the Closing Date. The expenses include fees, costs and expenses of Aquila incurred prior to and including the Closing Date in connection with (a) the due diligence exercise in relation to the De-SPAC Transaction, (b) the negotiation, preparation, execution, performance and compliance with the transaction documents, (c) the deferred underwriting fees relating to Aquila’s initial offering, (d) the preparation and publication of this circular, the Warrantholder Circular and announcements in connection with the De-SPAC Transaction and the costs and expenses relating to the EGM and the Listed Warrantholder Meeting, (e) the engagement of legal counsel, accountants, brokers, advisors, consultants engaged, the Escrow Agent, the Hong Kong Share Registrar and the Cayman Share Registrar, and (f) payment of the Warrant Redemption Price.

The simplified corporate structure chart of the Successor Group immediately upon Closing is set out below:

Note:

(1)	Excluding the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders.

Further details of the effect of the De-SPAC Transaction on the shareholdings in Aquila and the Successor Company are set out in “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company”.

REASONS FOR, AND BENEFITS OF, THE DE-SPAC TRANSACTION

As stated in the Aquila Offering Circular, Aquila’s criteria for evaluating a target company for the purpose of effecting a business combination with Aquila include the target company having a leading position in a new economy sector, favorable long-term growth prospects, differentiated value proposition and technology barriers and traceable financial track record with an ethical, professional and responsible management holding strong ESG values.

Having evaluated a number of potential target companies, Aquila considers that the Target Company satisfies the above criteria and that it would be in the interest of Aquila to enter into the De-SPAC Transaction with the Target Company for the following reasons:

•	A leading position in a new economy sector. The Target Company operates China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC;

•	Favourable long-term growth prospects. China’s online steel transactions market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% to RMB2,195.9 billion in 2028, according to CIC;

SUMMARY

•	Differentiated value proposition and technology barriers. The Target Company has been successful in establishing a full range of purpose-built supporting digital infrastructure which redefined market standards for the entire process of steel transactions; and

•	Traceable financial track record with an ethical, professional and responsible management holding strong ESG values. The Target Group’s GMV increased from RMB34.9 billion in 2018 to RMB195.5 billion in 2023, representing a CAGR of 41.1%. The Target Group’s GMV increased by 11.6% from RMB137.0 billion in the nine months ended September 30, 2023 to RMB152.9 billion in the nine months ended September 30, 2024. The Target Company’s management is ethical, professional, and responsible and strive to maintain good compliance with laws and regulations in the Target Company’s business operations. The Target Company’s commitment to ESG principles is deeply embedded in its business operations and the services that it offers.

For further details, see “Letter from the Aquila Board – E. Reasons for, and Benefits of, the De-SPAC Transaction.”

Based on the above and having taken into account the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing, the Promoter Earn-out Right and other arrangements as set out in this circular, the Aquila Directors (including the Aquila Independent Non-executive Directors) consider that the terms of the De-SPAC Transaction are fair and reasonable and in the interests of the Aquila Shareholders as a whole.

SHARE REDEMPTIONS

Prior to the EGM to approve the De-SPAC Transaction, Aquila will provide Aquila Class A Shareholders with the opportunity to elect to redeem all or part of their holdings of Aquila Class A Shares for an amount per Aquila Class A Share equal to the Share Redemption Price, to be paid out of the monies held in the Escrow Account. The Aquila Articles and the Aquila Offering Circular provide that the Share Redemption Price, payable in cash, will be equal to the aggregate amount then on deposit in the Escrow Account calculated as of two Business Days prior to the EGM (including interest earned on the funds held in the Escrow Account and which has not previously been released or approved by the Aquila Board for release to Aquila to pay for its expenses or taxes), divided by the number of the then issued and outstanding Aquila Class A Shares, at an amount per Aquila Class A Share of not less than HK$10.00. Taking into consideration the amount of De-SPAC Transaction expenses incurred and expected to be incurred, the Share Redemption Price is expected to be determined at HK$10.00 per Aquila Class A Share, being the price at which the Aquila Class A Shares were issued in Aquila's initial offering, as the Aquila Board expects to release or approve for release all other funds in the Escrow Account to pay for its expenses or taxes in accordance with the terms of the Aquila Articles. The Aquila Board will determine the Share Redemption Price on or around February 25, 2025, being two Business Days prior to the EGM. Aquila will publish an announcement on the Share Redemption Price as soon as practicable after it has been determined.

There is no limit on the number of Aquila Class A Shares which an Aquila Class A Shareholder (alone or together with their close associates) may redeem. Aquila Class A Shareholders may elect to redeem their Aquila Class A Shares irrespective of whether they vote for or against the De-SPAC Transaction at the EGM.

The Share Redemption Election Period starts on the date of the notice of the EGM and ends on the date and time of commencement of the EGM. The Share Redemption and payment of the Share Redemption Price to the Redeeming Aquila Shareholders will be completed within five Business Days following Closing.

SUMMARY

If the De-SPAC Transaction is not approved or completed for any reason, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. In this case, Aquila will arrange for the Hong Kong Share Registrar to promptly return any share certificate(s) delivered by Redeeming Aquila Shareholder(s).

Details of the election procedures for the Share Redemption are set out in “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right”.

Redeeming Aquila Shareholders who exercise their Share Redemption Right will not be able to exercise their Appraisal Right in respect of the Aquila Class A Shares for which the Share Redemption Right has been exercised. See “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders” for details of the Appraisal Right.

APPRAISAL RIGHT OF DISSENTING AQUILA SHAREHOLDERS

Section 238 of the Cayman Companies Act provides for the Appraisal Right of the Dissenting Aquila Shareholders to be paid the fair value of their Aquila Shares, subject to limitations under Section 239 of the Cayman Companies Act. Aquila Shareholders have the Appraisal Right in connection with the De-SPAC Transaction under the Cayman Companies Act. Aquila Shareholders who wish to exercise their Appraisal Right must follow the statutory procedures prescribed in the Cayman Companies Act as set out in “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders”.

The Aquila Board has determined that the Share Redemption Price represents the fair value of the Aquila Shares. If the Dissenting Aquila Shareholders do not agree with the fair value determined by the Aquila Board and file a petition with the Cayman Court for a determination of the fair value of the Dissenting Aquila Shares, the Cayman Court will determine the fair value of the Dissenting Aquila Shares as at the date of the EGM at which the Merger is approved.

Aquila Shareholders may exercise their Appraisal Right irrespective of whether they vote for or against the De-SPAC Transaction at the EGM. Further details of the Appraisal Right (including the procedures for exercising the Appraisal Right and the determination of the fair value of the Aquila Shares) are set out in “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders”. Aquila Shareholders who wish to exercise their Appraisal Right should seek their own advice on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Dissenting Aquila Shareholders who validly exercise their Appraisal Right will lose their Share Redemption Right. See “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders” for further details of the Appraisal Right.

WARRANT REDEMPTIONS

During the Warrant Redemption Election Period, Aquila will provide Aquila Listed Warrantholders with the opportunity to elect to redeem all or part of their holdings of Aquila Listed Warrants for the Warrant Redemption Price of HK$0.10 for each Redeeming Aquila Warrant.

As permitted under Listing Rule 18B.20, the monies held in the Escrow Account may be released to, among other purposes, complete the De-SPAC Transaction and any interest or other income earned on monies held in the Escrow Account may be used by Aquila to settle its expenses. As the Warrant Redemption is (i) conducted in connection with, and conditional upon the completion of, the De-SPAC Transaction and (ii) agreed with the Target Company and provided under the Business Combination Agreement, the Warrant Redemption Price is as an expense of the De-SPAC Transaction and will be settled using the interest income generated from the Escrow Account.

SUMMARY

Certain amendments will need to be made to the Aquila Listed Warrant Instrument to provide for the Warrant Redemption. Aquila will convene the Listed Warrantholder Meeting for the Aquila Listed Warrantholders to consider and, if thought fit, approve the Proposed Aquila Listed Warrant Amendment. The resolution to approve the Proposed Aquila Listed Warrant Amendment will be an ordinary resolution, which will be passed by the approval of the holders of at least 50% of the then outstanding Aquila Listed Warrants at the Listed Warrantholder Meeting.

The Warrant Redemption is conditional upon (a) the passing of the ordinary resolution to approve the Proposed Aquila Listed Warrant Amendment by the vote of the holders of at least 50% of the then outstanding Aquila Listed Warrants at the Listed Warrantholder Meeting and (b) the completion of the De-SPAC Transaction.

If the conditions are satisfied, each Redeeming Aquila Warrant issued and outstanding immediately prior to the Effective Time will be deemed to be canceled and lapse in accordance with the Aquila Listed Warrant Instrument (as amended and restated to reflect the Proposed Aquila Listed Warrant Amendment) and will thereafter represent only the right to be paid the Warrant Redemption Price. Aquila Listed Warrantholders who elect to redeem all or part of their Aquila Listed Warrants will not have any right to receive Successor Company Listed Warrants in exchange for the Redeeming Aquila Warrants.

A circular to Aquila Listed Warrantholders (including a notice of Listed Warrantholder Meeting) together with the Warrantholder Proxy Form and the Warrant Redemption Election Form have been issued to Aquila Listed Warrantholders. Aquila Listed Warrantholders should refer to the Warrantholder Circular for details of the Warrant Redemption (including the basis of determination of the Warrant Redemption Price, procedures to elect for Warrant Redemption, payment of the Warrant Redemption Price, reasons and benefits of the Warrant Redemption and consequences of the Warrant Redemption), the Listed Warrantholder Meeting and actions to be taken.

Other than the Redeeming Aquila Warrants, each Aquila Warrant will be exchanged for one Successor Company Warrant upon Closing, which will be exercisable on a cashless basis for one Successor Company Class A Shares per Successor Company Warrant at the warrant exercise price of HK$11.50.

The terms of the Aquila Promoter Warrants remain unchanged and the Aquila Promoter Warrants are not subject to the Warrant Redemption.

IMPLICATIONS OF THE DE-SPAC TRANSACTION UNDER THE LISTING RULES AND DEEMED NEW LISTING APPLICATION

Aquila is required to comply with applicable Listing Rules regarding reverse takeovers with respect to the De-SPAC Transaction. Under Listing Rule 14.54, the Successor Company will be treated as if it were a new listing applicant. The Target Group is required to meet the requirements under Listing Rules 8.04 and 8.05 and the Successor Group is required to meet all the new listing requirements set out in Chapter 8 of the Listing Rules. The Successor Company is required to submit a new listing application to the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and Successor Company Listed Warrants in accordance with the requirements for new listing applicants as set out in Chapter 9 of the Listing Rules.

The new listing application is subject to approval by the Stock Exchange, which may or may not grant its approval. If such approval is not granted, the Business Combination Agreement, the PIPE Investments and the Permitted Equity Financing (if any) will not become unconditional and the De-SPAC Transaction will not proceed.

SUMMARY

The Successor Company has submitted an application to the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and the Successor Company Warrants on the Main Board of the Stock Exchange under Rule 8.05(3) of the Listing Rules. The Successor Company satisfies the market capitalization/revenue test under Rule 8.05(3) of the Listing Rules and the qualifications for listing with a weighted voting rights structure under Rule 8A.06 with reference to (i) the revenue from continuing operations of the Target Company for the year ended December 31, 2023, being approximately RMB1,168.5 million, which is over HK$1 billion; and (ii) the expected market capitalization of the Successor Company at the time of Listing, which, assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised, exceeds HK$10 billion. The Successor Company is expected to meet all applicable new listing requirements under Chapters 8 and 8A of the Listing Rules (including Rules 8.05 and 8A.06 of the Listing Rules) at the time of the Listing. Aquila has made an application to the Stock Exchange for, and the Stock Exchange has approved, the withdrawal of listing of the Aquila Class A Shares and the Aquila Listed Warrants, subject to the approval by Aquila Shareholders of the withdrawal of listing of Aquila Class A Shares and the completion of the De-SPAC Transaction. Upon Closing, the listing statuses of the Aquila Class A Shares and the Aquila Listed Warrants will be withdrawn, and the Successor Company Class A Shares and the Successor Company Listed Warrants will become listed on the Main Board of the Stock Exchange.

The grant of the Promoter Earn-out Right (pursuant to which the Successor Company will issue Successor Company Class A Shares to the Promoters upon the satisfaction of certain performance targets and other conditions) does not constitute a transaction of Aquila. Pursuant to Note 1(f) to Listing Rule 18B.29(1), the Promoter Earn-out Right is subject to approval by ordinary resolution at the EGM of the Aquila Shareholders convened to approve the De-SPAC Transaction with such earn-out right included in the resolution approving the De-SPAC Transaction.

The De-SPAC Transaction is conditional upon, and the terms of the PIPE Investments, the Bonus Share Issue, the Promoter Earn-out Right, the Permitted Equity Financing and the withdrawal of listing of the Aquila Class A Shares will be subject to, approval by the Aquila Shareholders at the EGM and compliance with applicable Listing Rule requirements (including the requirement for the Successor Company to have a minimum number of 100 Professional Investors at the time of listing), unless a waiver from strict compliance with any of these requirements is granted by the Stock Exchange.

OVERVIEW OF THE TARGET GROUP’S BUSINESS AND OPERATIONS

The Target Group is China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. The Target Group was the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto its digital platform, according to CIC. The Target Group started its business from steel, a fundamental industrial raw material, and established a highly flexible digital infrastructure that redefined transaction and service standards. Through over a decade of evolution, the Target Group has become a trusted brand in the industry. Leveraging its extensive industrial insights and advanced digital infrastructure, the Target Group is diversifying into the markets of non-steel industrial raw materials, including electronic components, electrical and electric, hardware and electromechanical products, and non-ferrous metals.

SUMMARY

Leveraging its disruptive business model and technological capabilities, the Target Group has grown significantly since inception and reinforced its market leading position in recent years. Currently, the Target Group primarily operates four major business lines, namely, (i) transaction services, which is primarily offered through its digital platform, (ii) transaction support services, which primarily include logistics, warehousing and processing services for the buyers and sellers on its digital platform, (iii) technology subscription services, which primarily include SaaS products and data analytics tools, and (iv) overseas transaction business. In 2023, the Target Group recorded 47.3 million tons of third-party steel transaction volume on its digital platform, taking up approximately 40% of China’s total online third-party steel transaction volume, according to CIC. The Target Group’s total transaction volume increased at a CAGR of 17.3% from 35.6 million tons in 2021 to 49.0 million tons in 2023, and increased by 21.1% from 34.1 million tons in the nine months ended September 30, 2023 to 41.3 million tons in the nine months ended September 30, 2024. Meanwhile, the Target Group’s GMV increased from RMB187.2 billion in 2021 to RMB195.5 billion in 2023, and increased from RMB137.0 billion in the nine months ended September 30, 2023 to RMB152.9 billion in the nine months ended September 30, 2024. As of September 30, 2024, the Target Group’s digital platform connected over 14,800 registered sellers and over 181,100 registered buyers. Both sellers and buyers on the Target Group's digital platform are primarily SMEs. During the Track Record Period, a majority of the Target Group's buyers were channel buyers and end buyers who engage in construction or industrial projects. During the Track Record Period, approximately 41.3% of the Target Group’s total GMV was generated by its top 500 buyers in terms of GMV contribution. The buyer base is not only broad, but also highly engaged on the Target Group’s digital platform. 85.8% of the Target Group’s top 500 buyers in terms of GMV contribution in 2021 still transacted with the Target Group in the nine months ended September 30, 2024. From 2021 to 2023, the average one-year net dollar retention rate for SME buyers, in terms of GMV, reached 131.1%. In addition, according to CIC, the Target Group was China’s largest third-party terminal logistics service provider for steel transactions, as measured by steel logistics volume in 2023. The Target Group's overseas transaction business only accounted for less than 0.5% of the Target Group’s total transaction volume in each period during the Track Record Period.

The Market Opportunities of the Target Group

Steel is a crucial industrial raw material globally, with China leading in both production and consumption. The steel market is massive, but highly fragmented on both the supply and demand ends with multiple distribution layers and limited geographic reach, leading to high costs, inefficiency and low transparency across the value chain. As a result, participants in the steel industry have been calling for a digital transformation to reduce transaction costs and enhance transaction efficiencies. The steel transactions market in China has been increasingly shifting towards a new era which is characterized by digitization. China’s online steel transaction market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to reach RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by the increasing online steel transaction penetration rate from 20.8% in 2023 to 40.6% in 2028, according to CIC, and favorable regulatory policies.

“Heavy-to-Light” Transformation

The Target Group initiated a “heavy-to-light” transformation in 2019 and had substantially completed such transformation for its business in China in 2022. Historically, the Target Group generated revenues from two business models: (i) a “light” digital platform model; and (ii) a “heavy” direct sales model. Under the “light” digital platform model, steel product sellers primarily offer steel products to buyers over the Target Group’s digital platform and pay the Target Group a commission fee on a per ton basis. The Target Group does not take ownership of the steel products sold on the digital platform. In contrast, under the “heavy” direct sales model, the Target Group procures steel products from steel manufacturers, takes ownership of the steel products and sells them directly to buyers, and thereby earns the differences between the procurement values and sales values. Compared to the traditional “heavy” direct sales model, the “light” digital platform model does not require substantial capital investment for the Target Group’s ongoing development and eliminates the need for large-scale day-to-day inventory management.

SUMMARY

Through the direct sales model, the Target Group has been able to develop quickly its relationships with the key stakeholders in the steel transactions industry, and gain first-hand and a deep understanding of the industry. Based on years of experience, the Target Group further strengthened its belief that China’s steel transactions industry was in need of a digital platform that provides a one-stop integrated suite of services and offers digital solutions to each participant throughout the value chain. Driven by such belief, in 2019, the Target Group decided to strategically shift its business focus to enhance its digital platform and provide comprehensive services to connect participants on the value chain, rather than taking ownership of the products by itself. Starting from 2019, the Target Group has gone through a series of changes, through which it gradually decreased the scale of its direct sales business in China. Later, in September 2022, it established a joint venture with a state-owned enterprise, in which the Target Group directly and indirectly held an aggregate of 43.75% of the equity, to carry out the direct sales business in China. As of March 31, 2023, the Target Group ceased operation of the domestic direct sales business of steel products. The Target Group’s business is now centered around providing an integrated suite of services to connect participants along the value chain. The Target Group's gross profit decreased from RMB345.6 million in 2021 to RMB230.4 million in 2022, primarily resulting from the impact of COVID-19. The Target Group's gross profit then increased to RMB380.2 million in 2023. Despite such fluctuation, the Target Group recorded stable and growing gross profit margin during 2021 to 2023, benefiting from the “heavy-to-light” transformation in China, with gross profit margin of 25.5%, 25.4% and 32.5% in 2021, 2022 and 2023, respectively.

For its overseas transaction business, the Target Group is in the early stage of ramping up operations and currently operates its overseas transaction business primarily under a direct sales model and records revenue primarily on a gross basis. The Target Group expects to pursue the “heavy-to-light” business transformation for its overseas transaction business as well. However, the development of the Target Group's overseas transaction business has affected its revenue and gross profit margin during the Track Record Period. Compared to the Target Group's other domestic business lines that record revenue on a net basis, revenue from overseas transaction accounted for a significant proportion of the Target Group's total revenue, amounting to 36.9% for the nine months ended September 30, 2024. Thus, the Target Group's revenue increased by 41.7% from RMB805.0 million in the nine months ended September 30, 2023 to RMB1,140.5 million in the nine months ended September 30, 2024. Gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily because the Target Group expanded its overseas transaction business and non-steel product transaction business with relatively low gross profit margins but significant revenue growth. The Target Group has incorporated the concept of “heavy-to-light” transformation into its overseas business development process, implementing it gradually from the ramp-up stage, in order to achieve an efficient “heavy-to-light” transformation for its overseas operations. The Target Group invested in establishing digital infrastructure and expanding its customer base for its overseas transaction services. In the nine months ended September 30, 2024, the Target Group’s total transaction volume for overseas transaction business reached 79.8 thousand tons, representing a 205.8% increase compared to the nine months ended September 30, 2023. The Target Group's overseas transaction services have been supported by FatCat Cloud, the Target Group's robust SaaS product aimed at improving transaction efficiency. By leveraging its enhanced brand recognition and effective local resource management, the Target Group expects to further execute the “heavy-to-light” transformation strategy in its overseas transaction business in the foreseeable future.

In the nine months ended September 30, 2024, the Target Group recorded gross profit from transaction services and overseas transaction services of RMB218.3 million and RMB27.2 million, respectively, accounting for 68.0% and 8.5% of its total gross profit in the same period, respectively. The Target Group expects to continue pursuing and benefiting from “heavy-to-light” transformation going forward. For details, see “Business of The Target Group – “Heavy-to-Light” Transformation.”

SUMMARY

The Target Group’s One-Stop Digital Platform and Business Model

The Target Group has built up an advanced digital infrastructure that digitalized pre-sales, in-sales and post-sales stages of steel transactions, and redefined the transactional service standards, laying a solid foundation for its comprehensive service offerings. The diagram below illustrates the composition of the Target Group’s digital platform and major service offerings:

Participants
Manufacturer
Distributors
Wholesalers
End buyers
Logistics service providers
Processing service providers
Warehousing service providers
Digital Infrastructure
Digital Transaction Platform
找钢 zhaogang.com
(Digital Steel Marketplace)
Logistics Fulfillment Network
胖猫物流
(Logistics, Warehousing & Processing Services)
Technological Management Tools
胖猫云
(SaaS ERP)
腾采通
(Non-steel Industrial Transaction SaaS)
(Industrial Insight)
Technology Capabilities
Transaction Processing (TP) System
Artificial Intelligence (AI)
Mass Data Accumulation & Analytics
Settlement Service
Technological capabilities embedded throughout pre-sales, in-sales, and after-sales transaction stages

The advanced digital platform has enabled the Target Group to maintain the commitment in providing quality services with high standards to all participants, which can be summarized as “一全七快”, namely, comprehensive product selection, speedy price quotation, speedy order placing, speedy product pick-up, speedy carrier matching, speedy settlement, speedy invoice issuance and speedy compensation.

Digital transaction platform. The Target Group independently developed a digital platform covering pre-sales, in-sales and post-sales transaction processes to achieve standardized management of buyers, sellers and all aspects of transactions. Compared to the traditional steel transactions process, the average time for completing an order is shortened by more than 50% and the average transaction cycle is shortened from five to seven days to two to three days through the Target Group’s digital platform, according to CIC, significantly improving the transaction efficiency and effectively reducing the manpower involved.

Logistics fulfillment network. The Target Group pioneered the “non-truck operating common carrier” (無車承運人) model to connect carriers, individual drivers and buyers. Under such model, the Target Group does not own or lease carriers or fleets, but instead connects third-party carriers and buyers in demand of logistics services. As of September 30, 2024, the Target Group cooperated with over 1,700 carriers and over 173,900 trucks, which provided logistics services to support approximately 5.3 million tons of steel products in the nine months ended September 30, 2024, of which 4.0 million tons were steel products transacted on its digital platform, representing 10.0% of the total transaction volume on the Target Group’s digital platform in the same period.

SUMMARY

Transaction settlement service. During the Track Record Period, the Target Group provided three types of transaction settlement services to eligible buyers and sellers, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement, which did not generate substantial revenue but exposed the Target Group to potential credit risks. Although the Target Group previously provided commercial factoring service to certain third parties who had financing needs even without an underlying transaction on the Target Group's digital platform, it ceased to accept factoring of bill receivables under commercial factoring services and ceased to record interest income by end of August 2023. Since August 2023, the Target Group only provides bills settlement service to customers for settling particular transactions on its digital platform. Upon the Target Group's management team's strategic review on the business, the Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. Upon termination, the Target Group no longer generates revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on its digital platform. As advised by the Target Group's PRC Legal Advisor, FatCat Bai Tiao and FatCat Easy Procurement provided by the Target Group since 2021 and up to the termination by August 2024 did not violate relevant PRC laws and regulations.

Technological management tools. Through the Target Group’s SaaS products which are highly adapted to the steel transactions industry, the Target Group assists its buyers in integrating and standardizing their internal operations ranging from sales, administration, finance, bills and after-sales management, reducing their reliance on manpower and improving overall efficiency. Meanwhile, the Target Group’s SaaS products also help its buyers achieve information management by embedding business modules of transaction, logistics, finance and big data, so that the information for each segment is consolidated into one platform, which enables its buyers to evaluate their operational performance on a daily basis.

SUMMARY

Business Model

The following table sets forth a summary of our major business lines, in terms of the business nature, pricing model and revenue recognition method during the Track Record Period:

		Business Nature	Pricing Model	Revenue Recognition Method
				Principal vs. Agent(1)	Type	Gross vs. Net
Transaction Services	To SMEs	We primarily provide transaction services through our digital platform. We attract quality third-party sellers on our digital platform to offer steel products to buyers.	• We charge sellers commission fees on a per ton basis.	Agent(3)	Commission fee	Net
	To Key Accounts(2)		• We charge key accounts commission fees on a per ton basis for a combination of services including purchasing steel products on behalf of key accounts and providing ancillary services such as logistics services. Out of the total commission fees, we first allocate the service fees related to the ancillary services to transaction support service as below, while the remaining commission fees are allocated as fees related to services for acting as an agent for purchasing steel products on behalf of key accounts.	Agent(3)	Commission fee	Net
Transaction Support Services	Logistics and warehousing services	We provide logistics services and one-stop warehousing and processing services by consolidating the resources of the logistics, warehouses and processing suppliers in the market.	• We earn the differences between the service fees we charge buyers on a per ton basis and payments to third-party services providers.	Principal(4)	Service fee	Gross
	Processing service			Agent(5)	Service fee	Net
	Bills Settlement	When purchasing on our digital platform, buyers can choose to settle with bills at check-out. Upon the receipt of bills, we discount them to banks or endorse to sellers for settlement.	• We obtain bills from buyers as payment settlement method. • We do not generate revenue from receiving bills from buyers as the settlement method.	N/A	N/A	N/A

SUMMARY

		Business Nature	Pricing Model	Revenue Recognition Method
				Principal vs. Agent(1)	Type	Gross vs. Net
Technology Subscription Services		We provide innovative data analytic solutions using the data accumulated during our comprehensive service offerings, including steel and non-steel SaaS products.	• We charge SaaS product users subscription fees.	Principal(6)	Service fee	Gross
Overseas Transaction Business	Thailand, Vietnam	We are appointed by the sellers to act as their agent in selling steel products to local buyers on their behalf.	• We charge sellers commission fees on a per ton basis.	Agent(3)	Commission fee	Net
	Other countries	We import steel products from suppliers in China or purchase steel products from local suppliers and then sell to local buyers.	• We record revenue as the total consideration from buyers.	Principal(7)	Sales of goods	Gross
Terminated Transaction Support Services	Bilateral Bai Tiao products (ceased operations by August 2024)	We provide credit sales arrangement directly to eligible buyers.	• We charge bilateral Bai Tiao users liquidated damages as a percentage of their total procurement values for the extended payment periods.	N/A(8)	Interest income(9)	N/A
	Trilateral Bai Tiao products (ceased operations by August 2024)	We partner with reliable financial institutions who extend loans directly to eligible buyers.

•   We charge trilateral Bai Tiao users a fixed amount of service fees.

•   We charge financial institutions service fees which is set as a portion of the interest fees collected by them from trilateral Bai Tiao users.

				Principal(10)	Service fee	Gross
	Bilateral FatCat Easy Procurement Services (ceased operations by August 2024)	We, on behalf of the users, pay their upstream steel mills directly for the steel products, and the users can later collect the steel products from us once they pay us in full.	• We charge bilateral FatCat Easy Procurement service users service fees on a per ton basis or calculated on the basis of their procurement amount and the time differences between our payments to the steel mills and the users' payments to us.	N/A(11)	Interest income(9)	N/A

SUMMARY

	Business Nature	Pricing Model	Revenue Recognition Method
			Principal vs. Agent(1)	Type	Gross vs. Net
Trilateral FatCat Easy Procurement Services (ceased operations by August 2024)	We serve as a bridge linking non-bank capital providers, such as state-owned enterprises, to fund the procurement of steel products from steel mills on behalf of the users.

•   We are not involved in the fund flow and do not charge service fees directly from trilateral FatCat Easy Procurement service users.

•   Large-scale enterprises, as the fund providers, charge trilateral FatCat Easy Procurement service users service fees. We then charge large-scale enterprises service fees as a fixed portion of the actual service fees charged by them from trilateral FatCat Easy Procurement service users.

			Principal(12)	Service fee	Gross
Commercial Factoring (ceased operations by August 2023)	We receive trade receivables by accepting factoring from users(13).	• We earn the interest income which is accrued on a timely basis, by reference to the principal outstanding and at the effective interest rate.(14)	N/A(15)	Interest income	N/A

Notes:

(1)	When another party is involved in providing goods or services to a buyer, we determine whether the nature of our commitment is a performance obligation to provide the specified goods or services itself (i.e. we act as a principal) or to arrange for those goods or services to be provided by another party (i.e. we act as an agent). We are a principal if we control the specified good or service before that good or service is transferred to a buyer. We are an agent if our performance obligation is to arrange for the provision of the specified good or service by another party, such as for our transaction services. In this case, we do not control the specified good or service provided by another party before that good or service is transferred to the buyer. When we act as an agent, we recognize revenue in the amount of any fee or commission to which we expect to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.
(2)	To a lesser extent, we also provide customized procurement services for certain reputable and large-scale state-owned enterprise buyers. These companies primarily come from the manufacturing, construction and energy industries with large-scale and multi-regional procurement needs and require higher standards of logistics and after-sales services, whom we identify as key accounts.
(3)	We act as an agent because the control over the specified goods remains with the sellers before they are transferred to the buyers. Revenue related to commission fees is reported on a net basis and recognized when the underlying transaction is completed, representing the point in time at which the right to commission fee becomes unconditional.
(4)	We act as a principal because we select carriers and service providers at our full discretion. Upon the receipt of buyers’ requests for logistics, warehousing and processing services, we select service providers from the pool of pre-qualified carriers and service providers. We carefully select our logistics and warehousing service providers based on various criteria, including their qualifications, reputation, cost, storage capacity and others.
(5)	We used to act as a principal under processing service. From March 2023 onwards, we act as agent under processing service and revenue is recognized on net basis when we arrange the processing service from the service providers to customers and there is no responsibility for delivery of processing services from us.
(6)	We act as a principal because relevant SaaS products are self-developed by us. For the TCRM platform that is co-developed by us and Tencent, we own the intellectual property rights of its core technologies and integrate it as a component of our technology subscription services.
(7)	We act as a principal because the control over the specified goods remains with us before they are transferred to the buyers. We assume the risks of price fluctuations, damage and loss as the owner of the purchased goods. We exercise control over inventory usage and pricing and derive most of the economic benefits from it.

SUMMARY

(8)	Liquidated damages under bilateral Bai Tiao are recognized as interest income in the Accountants’ Report in accordance with IFRS 9, which does not distinguish between principal and agent.
(9)	Liquidated damages under bilateral Bai Tiao and service fees under bilateral FatCat Easy Procurement are recognized as interest income in the Accountants’ Report in accordance with IFRS 9. See Note 4 to the Accountants’ Report of the Target Group in Appendix I to the Circular for further details.
(10)	We act as a principal because we provide services to trilateral Bai Tiao users and financial institutions while charging them service fees.
(11)	Service fees under bilateral FatCat Easy Procurement are recognized as interest income in the Accountants’ Report in accordance with IFRS 9, which does not distinguish between principal and agent.
(12)	We act as a principal because we provide services to non-bank capital providers while charging them service fees.
(13)	Users under commercial factoring services were counter-parties who, at the time of factoring, did not use bills as a payment or settlement method for steel product transactions on our digital platform. Most of such users are companies in the steel industry.
(14)	Although we previously provided commercial factoring service to certain third parties who had financing needs even without an underlying transaction on our digital platform, we ceased to accept factoring of bill receivables under commercial factoring services and ceased to record interest income by end of August 2023. Since August 2023, we only provide bills settlement service to customers for settling particular transactions on our digital platform.
(15)	Interest income under this service is recognized in accordance with IFRS 9, which does not distinguish between principal and agent.

SUMMARY

The following table sets forth a financial breakdown of our major business lines:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Transaction Services	259,517	88.0	185,804	92.0	281,105	92.4	193,988	92.1	233,245	93.6
Transaction Support Services	745,233	8.2	468,708	13.3	508,994	14.4	377,259	13.3	327,015	14.6
Technology Subscription Services	27,325	98.5	31,579	94.0	34,044	93.1	25,720	93.6	22,090	92.0
Overseas Transaction Business	321,357	9.0	216,912	(14.9)	221,056	5.5	144,824	6.3	420,544	6.5
Others(1)	–	–	2,360	2.1	123,252	2.6	63,202	2.8	137,647	5.5
Total	1,353,432	25.5	905,363	25.4	1,168,451	32.5	804,993	32.8	1,140,541	28.2

Note:

(1)	Others include revenues generated from non-steel products transaction business.

Key Operating and Financial Data of the Target Group

The following table sets forth the Target Group’s key operating data during the period indicated:

	As of/For the Year Ended December 31,			As of/For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
Total GMV (RMB in billions)(1)	187.2	162.1	195.5	137.0	152.9
GMV for steel products (RMB in billions)	187.2	162.1	195.4	136.9	152.6
GMV for non-steel products transaction business (RMB in millions)	–	2.7	139.4	71.4	282.7
Total Transaction Volume (ton in millions)(2)	35.6	36.2	49.0	34.1	41.3
Transaction Services
Online third-party transaction volume (ton in millions)(3)	34.7	35.3	47.3	32.9	40.3
GMV for online third-party transaction (RMB in billions)	182.4	157.7	188.8	132.3	148.5
Number of transacting SME buyers(4)	30,579	28,467	28,899	25,598	24,722
Number of transacting sellers(5)	3,556	3,829	5,155	4,267	5,529
Number of key accounts(6)	58	49	66	61	41
Average commission fee per ton charged on sellers (RMB)	4.5	4.4	5.1	5.1	5.2

SUMMARY

	As of/For the Year Ended December 31,			As of/For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
Average commission fee per ton charged on key accounts (RMB)(7)	166.1	104.0	132.2	129.4	200.2
Net volume retention rate(8)	104.7%	117.8%	166.7%	150.4%	127.1%
Average steel price (RMB)	5,259.0	4,472.7	3,992.0	4,017.3	3,691.3
Transaction Support Services(9)
Transaction volume supported by logistics services (ton in millions)(10)	9.7	5.5	7.0	5.2	5.3
Number of buyers that used logistics services	10,920	8,965	9,887	8,224	8,903
Transaction volume supported by transaction settlement services (ton in millions)(11)	6.0	9.0	13.1	9.2	8.8	(13)
Number of FatCat Bai Tiao users	2,103	2,173	4,401	3,819	N/A	(14)
Transaction volume under FatCat Easy Procurement (ton in millions)(12)	2.1	3.9	4.5	3.3	1.0	(13)(15)
Number of FatCat Easy Procurement service users	159	315	546	456	234	(13)
Technology Subscription Services
Number of subscribers for FatCat Cloud	1,002	1,652	2,179	2,034	2,085
Number of subscribers for TCRM Platform	2,328	5,173	6,462	6,113	6,244
Overseas Transaction Business
Transaction volume (in tons)	66,414.8	35,135.7	40,774.2	26,090.0	79,780.8

Notes:

(1)	Represents total GMV of the Target Group includes (i) total value of steel products sold under transaction services, (ii) total value of steel products transacted under FatCat Easy Procurement, (iii) total value of steel products under overseas transaction business, and (iv) total value of non-steel products during a given period.
(2)	Represents the total tonnage of steel products (i) transacted under its transaction services (including steel product transactions supported by FatCat Bai Tiao as the use of FatCat Bai Tiao services eventually results in facilitating online third-party transactions), (ii) transacted under FatCat Easy Procurement, and (iii) transacted under overseas transaction business during a given period.
(3)	Represents total transaction volume excluding tonnage of steel products (i) transacted under Bilateral FatCat Easy Procurement services as no third-party is involved, and (ii) transacted under overseas transaction business as such transactions are not facilitated through digital platform.
(4)	Represents SME buyers who transacted at least once on the Target Group’s digital platform during a given period. The slight decrease of the number of transacting buyers from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 was primarily attributed to certain steel trading companies reducing their purchases, which was affected by the prevailing industry environment within the real estate and construction industries.
(5)	Represents sellers who transact at least once on the Target Group’s digital platform during a given period.
(6)	Represents key accounts who transact at least once on the Target Group’s digital platform during a given period.
(7)	Represents the total commission fees the Target Group charged from key accounts during a given period divided by total transaction volume from key accounts during that given period. The decrease of average commission fee per ton for key accounts from 2021 to 2022 was primarily because the Target Group started to offer shorter extended payment period for key accounts in 2022, which were charged by relatively lower commission fee rate.
(8)	Represents the total transaction volume of retained SME buyers during a given period divided by the total transaction volume of the same group of SME buyers in the immediately preceding period. The increase of net volume retention rate in 2023 was primarily because a series of restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, resulting in a recovered steel transaction volume in 2023. The decrease of net volume retention rate from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 was primarily attributed to certain steel trading companies reducing their purchases, which was affected by the prevailing industry environment within the real estate and construction industries.

SUMMARY

(9)	The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.
(10)	Represents the total tonnage of steel products facilitated by the Target Group’s logistics services, including transaction volumes supported by logistics services attributable to users whose steel products were purchased through the Target Group's digital platform and transaction volume attributable to users who elected to use the Target Group's logistics services only without purchasing through the Target Group's digital platform.
(11)	Represents the total tonnage of steel products facilitated by the Target Group’s transaction settlement services, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement.
(12)	Represents the total tonnage of steel products facilitated by the Target Group’s FatCat Easy Procurement service.
(13)	The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. The number of FatCat Easy Procurement service users and the transaction volume under FatCat Easy Procurement and FatCat Bai Tiao services only indicate for the period in 2024 before such termination.
(14)	The Target Group has ceased to provide FatCat Bai Tiao and the underlying systems by August 2024. The number of FatCat Bai Tiao users was only accessible via its cooperation management system with financial institutions in providing such services. As the Target Group had terminated such system by August 2024, the number of FatCat Bai Tiao users was not available as of and for the nine months ended September 30, 2024.
(15)	The transaction volume under FatCat Easy Procurement only indicates transaction volume under bilateral FatCat Easy Procurement as the transaction volume under trilateral FatCat Easy Procurement was not available for the nine months ended September 30, 2024 due to termination of relevant management systems.

During the Track Record Period, the steel product price exhibited fluctuations, leading to changes in the GMV and average steel prices of the Target Group. In addition, in 2022, the Target Group’s operations (including logistics services and the transaction volumes supported by logistics services) were also affected by the recurrence of COVID-19 outbreaks and the measures implemented to prevent and control COVID-19. As the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, the Target Group experienced a rebound in 2023, in terms of among others, the number of key accounts, net volume retention rate, the transaction volume supported by logistics services, the number of buyers that used logistics services and transaction volume under overseas transaction business.

For a detailed analysis of the changes in the Target Group’s key operating data, see “Business of The Target Group – Key Operating Data.”

The following table sets forth the Target Group’s key financial data during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
				(Unaudited)
Gross profit margin	25.5%	25.4%	32.5%	32.8%	28.2%
Selling and distribution expenses as a percentage of revenue	20.0%	26.8%	22.2%	23.8%	18.8%
Administrative expenses as a percentage of revenue	6.5%	8.5%	35.8%	38.4%	4.9%
Research and development expenses as a percentage of revenue	9.6%	8.2%	5.1%	5.7%	3.2%
Total operating expenses as a percentage of revenue	36.2%	43.5%	63.1%	67.9%	26.9%

Operating expenses include selling and distribution expenses, administrative expenses and research and development expenses. The increase of operating expenses as a percentage of revenue from 2021 to 2022 was primarily due to significant decline of total revenue in 2022, resulted from adverse impact brought by COVID-19 pandemic. The operating expenses as a percentage of revenue increased from 2022 to 2023, and then decreased from the nine months ended September 30, 2023 to the nine months ended September 30, 2024, primarily attributable to a significant share-based payment expenses that the Target Group incurred in 2023, which did not occur in 2022 or the nine months ended September 30, 2024. For a detailed analysis of the changes in the Target Group’s operating expenses and revenue, see “Financial Information of The Target Group – Period to Period Comparison of Results of Operations.”

SUMMARY

BUSINESS SUSTAINABILITY OF THE TARGET GROUP

China’s online steel transactions market has experienced significant growth. According to CIC, the market size in terms of GMV increased from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023 and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028. Such market expansion is supported by the increasing online steel transaction market penetration rate from 20.8% in 2023 to 40.6% in 2028 and favorable regulatory policies that have continuously been introduced to stimulate the digital reform of traditional industries, leading to the rapid development of online steel transactions.

Since the business model transformation, we have strengthened our overall financial and operational performance. Our total transaction volume amounted to 35.6 million tons, 36.2 million tons, 49.0 million tons and 41.3 million tons, in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively. We believe that the gross profit margin is indicative of our business performance given the mixed revenue recognition methods of our different revenue streams. Our overall gross profit margin remained relatively stable at 25.5% and 25.4% in 2021 and 2022, and increased to 32.5% in 2023. Our overall gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily because we expanded our overseas transaction business and non-steel product transaction business with relatively low gross profit margins but significant revenue growth.

Analysis on Historical Losses

We incurred net losses of RMB274.4 million, RMB366.1 million, RMB469.0 million and RMB54.4 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, primarily because our operating expenses were greater than the gross profit generated. The net losses incurred in 2021 were primarily driven by the fact that (i) we were still in a critical period of our “heavy-to-light” transformation in 2021, when we were striving to ramp up the transaction volume on our digital platform, and (ii) we were building up our sales and operations team, as well as developing our one-stop digital infrastructure, in order to support our business expansion and future development. In 2022, the recurrence of COVID-19 pandemic adversely impacted our business operations, which resulted in overall net losses. We incurred net losses in 2023 primarily because (i) our senior management exercised the share-based awards granted to them, resulting in an increase in administrative expenses through the recognition of share-based payment expenses, and (ii) we initiated the De-SPAC Transaction in early 2023, leading to an increase in professional service fees. Our net losses significantly narrowed to RMB54.4 million in the nine months ended September 30, 2024, as compared to RMB341.5 million in the nine months ended September 30, 2023, primarily due to (i) an increase in both our revenue and gross profit, primarily attributable to an increase in revenues generated from our transaction services, overseas transaction services and non-steel products transaction business, and (ii) a decrease in overall operating expenses primarily because we did not incur significant share-based awards in the nine months ended September 30, 2024, partially offset by more impairment losses for other receivables in the nine months ended September 30, 2024, which are resulted from the provision for impairment loss estimated based on the principle of prudence and the estimated occurrence of defaults and credit losses with buyers and sellers. For details, see “Business of the Target Group – Business Sustainability – Analysis on Historical Losses.”

SUMMARY

Path to Profitability

We expect to improve our financial performance and achieve profitability in the near future through continuous revenue growth and improved cost efficiency. Specifically, we plan to:

•	Further increase the transaction volume and order frequency: We believe that we, as a market leader in the industry, are well-positioned to capitalize on the overall growth of underlying online steel transaction market. We expect to (i) improve the penetration rate of one-stop logistics services; (ii) effect more cross-selling between different transaction support services; and (iii) leverage technological integration and listing status to unlock more resources.

•	Further retain existing users and grow user base: We expect to (i) continue to optimize user experience through technological enhancement; (ii) further improve on the quality and scope of our services to achieve effective user retention; and (iii) set up more local service stations.

•	Continue to optimize pricing strategies: We expect to (i) increase the per-ton commission of our steel transaction services; (ii) improve on our logistics service price and gross profit; and (iii) raise the subscription fees for technology subscription services.

•	Further expand our non-steel products transaction business: We plan to (i) increase investment to develop business relationships with other non-steel industry partners, and (ii) invest in research and development to offer new products to meet the demand of buyers in the non-steel industry.

•	Further improve on operating leverage: In terms of operating expenses, we plan to effectively manage our operating expenses, including selling and distribution expenses, administrative expenses and research and development expenses, and expect to improve profit margins by economies of scale and strengthening operating leverage. Going forward, with businesses being expected to grow in size and scale and our continuous efforts in automation and AI, we aim to efficiently manage employee benefit expenses and further optimize the structure of our teams. We expect that our operating expenses will be effectively controlled in the future, and will decrease as a proportion of revenue.

In the nine months ended September 30, 2024, our loss from continuing operations was RMB54.4 million, significantly decreasing by 84.1% from RMB342.1 million in the nine months ended September 30, 2023. The loss from continuing operations as a percentage of our total revenue improved to -4.8% in the nine months ended September 30, 2024, as compared to -42.5% in the nine months ended September 30, 2023. As we implement the aforementioned measures, our Directors believe that we are effectively paving the way for long-term sustainable profitability. Based on the due diligence conducted, nothing has come to the Joint Sponsors’ attention that would lead them to cast doubt on the view of the Directors of the Successor Company above.

Working Capital Sufficiency

Taking into account the financial resources available to us, including our cash and bank balances, cash generated from our operations, bank and other loans, and the estimated net proceeds from the De-SPAC Transaction, our Directors are of the view that we have sufficient working capital to meet our present needs and for the next twelve months from the date of the completion of the De-SPAC Transaction. We also proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our short-term business plans. We have adopted more stringent settlement processes under transaction services, resulting in a net advance from buyers compared to prepayments to sellers as of September 30, 2024. For details, see “Business of the Target Group – Business Sustainability – Path to Profitability – Working Capital Sufficiency.” We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. Upon termination, we no longer generate revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on our digital platform.

SUMMARY

We will continue to impose stringent settlement method management. Further, as evidenced by our historical equity financing activities, we are able to obtain investment from well-known institutions. This also signifies the confidence of prominent investors in us. We currently do not have plans to issue new shares to raise funds shortly after the listing and in the near future. We believe that potential external financing sources, including those to which we will gain access after the completion of the De-SPAC Transaction will provide additional funding to fuel our business operation and expansion until we achieve profitability.

Strengths of the Target Group

The Target Group believes the following competitive advantages have contributed to its success and will help drive its growth in the future:

•	Largest digital platform for third-party steel transactions in China;

•	Pioneer in developing a digital infrastructure that redefined transaction process and industry service standards;

•	Network effects and synergies attracting a broad base of buyers;

•	Advanced technological capabilities tailored for B2B transactions;

•	Highly scalable business model enabling cross-industry expansion; and

•	Visionary and entrepreneurial management team led by industry veterans.

For further details, see “Business of the Target Group – Our Strengths.”

Strategies of the Target Group

To achieve its mission and further solidify its leadership, the Target Group intends to pursue the following growth strategies:

•	Continue to enhance service offerings and accelerate buyer conversion;

•	Further broaden buyer base and increase buyer stickiness;

•	Continue to strengthen technological capabilities;

•	Further explore cross-industry expansion opportunities; and

•	Expand global footprint and accelerate development of digital platform overseas.

For further details, see “Business of the Target Group – Our Strategies.”

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

The Target Group primarily engages in the provision of internet information services, which are subject to foreign investment restrictions under current PRC laws and regulations. To comply with the PRC laws and regulations, while availing itself of international capital markets and maintaining effective control over all of its operations, the Target Company entered into the Contractual Arrangements, which enabled the results of operations, assets and liabilities of the Consolidated Affiliated Entities to be consolidated into the results of operations, assets and liabilities of the Target Company under IFRS as if they were subsidiaries of the Target Company. For further details, please see “Contractual Arrangements of the Target Group.”

WVR STRUCTURE AND THE WVR BENEFICIARIES OF THE SUCCESSOR COMPANY

The Successor Company proposes to adopt a weighted voting rights (“WVR”) structure effective upon the completion of the De-SPAC Transaction. Under this WVR structure, the Successor Company’s share capital will comprise the Successor Company Class A Shares and the Successor Company Class B Shares. Each Successor Company Class A Share will entitle the holder to exercise one vote, and each Successor Company Class B Share will entitle the holder to exercise ten votes, on any resolution tabled at the Successor Company’s general meetings, save for the Reserved Matters.

SUMMARY

Immediately upon the completion of the De-SPAC Transaction, the WVR Beneficiaries will be Mr. Wang Dong and Mr. Wang Changhui. The WVR structure will enable the WVR Beneficiaries to exercise voting control over the Successor Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Successor Company. This will enable the Successor Company to benefit from the continuing vision and leadership of the WVR Beneficiaries, who will control the Successor Company with a view to its long-term prospects and strategy.

Immediately upon completion of the De-SPAC Transaction and taking into account the WVR structure:

(a)	Mr. Wang Dong will beneficially own 157,523,425 Successor Company Class B Shares, and Mr. Wang Changhui will beneficially own 33,512,437 Successor Company Class B Shares, collectively representing approximately 65.8% of the voting rights in the Successor Company; and

(b)	the Concert Parties (including Mr. Wang Dong and Mr. Wang Changhui) will collectively hold approximately 19.2% of the total issued share capital and approximately 67.1% of the total voting rights in the Successor Company, in each case assuming the Presumptions. See “Share Capital – Weighted Voting Right Structure” for further details.

The weighted voting rights attached to the Successor Company Class B Shares will cease when the WVR Beneficiaries cease to have any beneficial ownership of the Successor Company Class B Shares, in accordance with Listing Rule 8A.22. This may occur: (i) upon the occurrence of any of the circumstances set out in Listing Rule 8A.17, in particular where the WVR Beneficiaries is: (1) deceased; (2) no longer a member of the Successor Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when the holders of Successor Company Class B Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Successor Company Class B Shares or the voting rights attached to them, other than in the circumstances permitted by Listing Rule 8A.18; (iii) where a vehicle holding the Successor Company Class B Shares on behalf of a WVR Beneficiary no longer complies with Listing Rule 8A.18(2); or (iv) when all of the Successor Company Class B Shares have been converted to Successor Company Class A Shares.

The Target Group’s Success is Attributable to its Disruptive Business Model and Advanced Technological Capabilities

Since its inception in 2012, the Target Group has strived to address various pain points existing in China’s traditional steel transactions process and has been a pioneer in transforming the industry with a comprehensive set of services and digital infrastructure. The Target Group was the first to offer a one-stop and fully integrated suite of B2B services covering the entire value chain of the steel transactions in China, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, according to CIC.

Traditionally, the steel transactions process has been highly inefficient both in terms of time and resources. Because of the complex transaction process and the imbalance between supply and demand, the transaction environment was in need of a new model, implying that the new and future trend for Chinese steel transactions will be to pass through fewer hands and operate with greater efficiency.

The Target Group has established a digital platform that connects industry participants across the value chain to transact in a hassle-free and efficient way. Furthermore, the Target Group has also launched a series of digital tools to facilitate transactions and improve efficiency on its digital platform. For details, see “Business of the Target Group – Transaction Services.” On top of steel transaction services, the Target Group offers a comprehensive suite of services in the steel transactions, primarily including logistics, warehousing and processing, and SaaS products, which creates synergetic effects that improve the industry’s operational efficiency and make the Target Group stand out among its peers. The Target Group has significantly streamlined the manpower of steel transactions, improved the service quality and operation efficiency. According to CIC, the Target Group’s innovative business model resulted in over 30% time savings for buyers of steel products across the trading and shipping process. Furthermore, the Target Group’s innovative business model is underpinned by robust technological capabilities that support smooth function from the user interface to the backend management system and the seamless integration of information flow.

SUMMARY

WVR Beneficiaries are Integral to the Success of the Target Group

Both Mr. Wang Dong and Mr. Wang Changhui have been integral to the success of the Target Group. Both of the WVR Beneficiaries will continue to be executive Directors of the Successor Company upon the consummation of the De-SPAC Transaction.

Both WVR Beneficiaries are industry veterans and have had over a decade of experience in the online steel transactions industry. As one of the earliest professional managers in China’s steel industry, both Mr. Wang Dong and Mr. Wang Changhui had accumulated in-depth industry knowledge and extensive business network with steel mills, buyers and third-party partners, which had been instrumental to the Target Group’s formative years of development. As a result of their continuous leadership and management, the Target Group started off in 2012 as an online information platform and gradually expanded both in geographical coverage and service categories, becoming China's largest third-party digital platform for steel transactions, as measured by online third-party steel transaction volume in 2023, according to CIC.

More specifically, Mr. Wang Dong serves as the architect of the Target Group’s vision and the strategic leader of the Target Group. He was the mastermind behind the successful formulation and execution of the Target Group’s heavy-to-light transformation strategy since 2019. Mr. Wang Changhui also has played a vital role in establishing and executing the vision for the Target Group. In 2019, together with Mr. Wang Dong, he contributed significantly to the evolution of the Target Group’s business model, where he led the discussions in the establishment of a joint venture that dissected the Target Group’s domestic direct sales business, and successfully transformed the Target Group to a digital platform. For further background of Mr. Wang Dong and Mr. Wang Changhui, see “Directors and Senior Management of the Successor Company” in this circular.

Prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that following the completion of the De-SPAC Transaction, the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Successor Company and will be able to influence the outcome of any shareholders’ resolutions, irrespective of how other shareholders vote. The interests of the holders of Successor Company Class B Shares may not necessarily be aligned with the interests of shareholders as a whole, and this concentration of voting power may also have the effect of delaying, deferring or preventing a change in control of the Successor Company. For further information about the risks associated with the WVR structure adopted by the Successor Company, see section headed “Risk Factors – Risks Relating to the WVR Structure – Holders of our Successor Company Class B Shares may exert substantial influence over us and may not act in the best interests of our independent shareholders” in this circular.

THE CONTROLLING SHAREHOLDERS

Immediately following the Closing, the Controlling Shareholders, namely Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings, who are parties acting in concert pursuant to the Concert Party Agreement (see “History, Reorganization and Corporate Structure of the Target Group – The Concert Party Agreement”), will be interested in and will control 36,108,114 Successor Company Class A Shares and 191,035,862 Successor Company Class B Shares.

SUMMARY

Each Successor Company Class A Share has one vote per share and each Successor Company Class B Share has 10 votes per share, capable of being exercised on resolutions in general meetings. For certain Reserved Matters, the Successor Company Class B Shares carry one vote per share.

Assuming the Presumptions:

(1)	the Controlling Shareholders’ aggregated shareholding will be approximately 19.2% of the total issued share capital and will hold approximately 67.1% of the voting rights in the Successor Company through shares beneficially owned by them which are capable of being exercised on resolutions in general meetings (except for resolutions with respect to the Reserved Matters, in relation to which each Successor Company Class B Share is entitled to one vote); and

(2)	in relation to the Reserved Matters, the Successor Company Class B Shares carry one vote per share, and the aggregate percentage of voting rights that the Controlling Shareholders may exercise in respect of the Reserved Matters is approximately 19.2%.

Accordingly, Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings are acting together as a group of Controlling Shareholders. Mr. Wang Dong and Mr. Wang Changhui will be executive Directors of the Successor Company. For further background of Mr. Wang Dong and Mr. Wang Changhui, see “Directors and Senior Management of the Successor Company” in this circular.

PRE-LISTING INVESTMENT OF THE TARGET GROUP

Since the establishment of the Target Company, it has received several rounds of Pre-Listing Investments from the Pre-Listing Investors. For further details of the identity and background of the Pre-Listing Investors and the principal terms of the Pre-Listing Investments, please see “History, Reorganization and Corporate Structure of the Target Group” in this circular.

2023 PRE-LISTING SHARE OPTION SCHEME OF THE TARGET GROUP

The 2023 Pre-Listing Share Option Scheme was adopted by the board of Directors of the Target Company on July 14, 2023. The overall limit on the number of shares which may be issued pursuant to the exercise of options granted under the 2023 Pre-Listing Share Option Scheme is 64,702,653 Target Company Shares (71,578,750 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 6.05% of the total issued Successor Company Shares upon completion of the De-SPAC Transaction assuming the Presumptions.

As of the Latest Practicable Date, the Target Company had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees. Among these grantees, four Directors and six senior management of the Target Company were granted options to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 5.04% of the issued share capital of the Successor Company upon completion of the De-SPAC Transaction assuming the Presumptions. As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees. A summary of the principal terms of the 2023 Pre-Listing Share Option Scheme is set forth in the section headed “Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme” in Appendix VII to this circular.

SUMMARY

SUMMARY OF THE TARGET GROUP’S HISTORICAL FINANCIAL INFORMATION

The following tables set forth a summary of the financial information from the Target Group’s consolidated financial information for the Track Record Period, extracted from the Accountants’ Report set out in Appendix I in this circular. The summary of combined financial data set forth below should be read together with, and is qualified in its entirety by reference to, “Financial Information of the Target Group” and the consolidated financial statements and notes thereto. The Target Group’s combined financial information has been prepared in accordance with IFRS.

Summary of Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets forth a summary of the Target Group's consolidated statements of profit or loss and other comprehensive income with line items in absolute amounts and as percentages of the Target Group's revenue for the periods indicated. The Target Group's historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Continuing operations
Revenue	1,353,432	100.0	905,363	100.0	1,168,451	100.0	804,993	100.0	1,140,541	100.0
Cost of revenue	(1,007,804)	(74.5)	(674,990)	(74.6)	(788,278)	(67.5)	(541,089)	(67.2)	(819,411)	(71.8)
Gross profit	345,628	25.5	230,373	25.4	380,173	32.5	263,904	32.8	321,130	28.2
Other income	13,403	1.0	20,907	2.3	33,057	2.8	24,128	3.0	47,409	4.2
Other gains and losses, net	78,882	5.8	(18,974)	(2.1)	(3,773)	(0.3)	(740)	(0.1)	(7,673)	(0.7)
Selling and distribution expenses	(270,606)	(20.0)	(242,619)	(26.8)	(259,869)	(22.2)	(191,329)	(23.8)	(213,948)	(18.8)
Administrative expenses	(88,511)	(6.5)	(77,128)	(8.5)	(418,490)	(35.8)	(309,429)	(38.4)	(56,033)	(4.9)
Professional fees and expenses related to De-SPAC Transaction	–	–	–	–	(39,557)	(3.4)	(30,297)	(3.8)	(7,518)	(0.7)
Research and development expenses	(130,149)	(9.6)	(74,396)	(8.2)	(59,338)	(5.1)	(45,845)	(5.7)	(36,689)	(3.2)
Finance costs	(61,792)	(4.6)	(68,650)	(7.6)	(64,873)	(5.6)	(42,265)	(5.3)	(34,298)	(3.0)
Impairment losses under expected credit loss (“ECL”) model, net of reversal	(39,488)	(2.9)	(54,359)	(6.0)	(30,188)	(2.6)	(6,888)	(0.9)	(57,589)	(5.0)
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	(108,932)	(8.0)	(7,161)	(0.8)	4,578	0.4	2,195	0.3	(358)	(0.0)
Fair value changes of financial liabilities at FVTPL	(19,311)	(1.4)	(11,497)	(1.3)	(8,041)	(0.7)	(2,551)	(0.3)	(7,355)	(0.6)
Share of results of associates and joint ventures	(4,773)	(0.4)	(1,138)	(0.1)	(2,540)	(0.2)	(2,093)	(0.3)	(1,574)	(0.1)
Loss before tax from continuing operations	(285,649)	(21.1)	(304,642)	(33.6)	(468,861)	(40.1)	(341,210)	(42.4)	(54,496)	(4.8)
Income tax credit (expense)	659	0.0	665	0.1	(788)	(0.1)	(924)	(0.1)	99	0.0
Loss for the year/period from continuing operations	(284,990)	(21.1)	(303,977)	(33.6)	(469,649)	(40.2)	(342,134)	(42.5)	(54,397)	(4.8)

SUMMARY

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Discontinued operations
(Loss) profit for the year/period from discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–
Loss for the year/period	(274,387)	(20.3)	(366,143)	(40.4)	(469,005)	(40.1)	(341,490)	(42.4)	(54,397)	(4.8)
Attributable to:
Owners of the Target Company	(264,366)	(19.5)	(358,903)	(39.6)	(468,272)	(40.1)	(340,142)	(42.3)	(54,448)	(4.8)
– Continuing operations	(274,969)	(20.3)	(296,737)	(32.8)	(468,916)	(40.1)	(340,786)	(42.3)	(54,448)	(4.8)
– Discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–

Non-controlling interests	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Continuing operations	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Discontinued operations	–	–	–	–	–	–	–	–	–	–
Other comprehensive (expense) income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(5,953)	(0.4)	16,300	1.8	1,063	0.1	3,425	0.4	1,741	0.2
Share of other comprehensive income (expense) of associates	2,936	0.2	(1,738)	(0.2)	–	–	–	–	–	–
Other comprehensive (expense) income for the year/period, net of income tax	(3,017)	(0.2)	14,562	1.6	1,063	0.1	3,425	0.4	1,741	0.2
Total comprehensive expense for the year/period	(277,404)	(20.5)	(351,581)	(38.8)	(467,942)	(40.0)	(338,065)	(42.0)	(52,656)	(4.6)
Total comprehensive (expense) income attributable to:
Owners of the Target Company	(267,383)	(19.8)	(344,341)	(38.0)	(467,209)	(40.0)	(336,717)	(41.8)	(52,707)	(4.6)
– Continuing operations	(277,986)	(20.5)	(282,175)	(31.2)	(467,853)	(40.0)	(337,361)	(41.9)	(52,707)	(4.6)
– Discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–

Non-controlling interests	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Continuing operations	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Discontinued operations	–	–	–	–	–	–	–	–	–	–

SUMMARY

Non-IFRS Measures

To supplement the consolidated financial statements which are presented in accordance with IFRS, the Target Group also uses non-IFRS measures, namely adjusted net loss (non-IFRS measure), adjusted net loss margin (non-IFRS measure), adjusted EBITDA (non-IFRS measure) and adjusted EBITDA margin (non-IFRS measure), as additional financial measures, which are not required by or presented in accordance with IFRS. The Target Group believes that such non-IFRS measures facilitate comparisons of operating performance from year to year and company to company by eliminating potential impacts of certain items, and provide useful information to investors and others in understanding and evaluating its consolidated results of operations in the same manner as it helps the Target Group’s management. However, the presentation of such non-IFRS measures may not be comparable to similarly titled measures presented by other companies. The use of such non-IFRS measures has limitations as an analytical tool, and you should not consider it in isolation from, or as substitute for analysis of the results of operations or financial condition as reported under IFRS.

The Target Group defines adjusted net loss (non-IFRS measure) as loss for the year from continuing operations adjusted by adding back fair value change of convertible preferred shares and warrants, share-based payment expenses and professional fees and expenses related to De-SPAC Transaction. The convertible preferred shares and warrants will automatically convert into ordinary shares upon the completion of the De-SPAC Transaction, and no further loss or gain on fair value changes is expected to be recognized afterwards. In addition, share-based payment expenses are non-cash in nature and do not result in cash outflow, and the adjustments have been consistently made during the Track Record Period. The Target Group also excludes professional fees and expenses related to De-SPAC Transaction. The Target Group defines adjusted net loss margin (non-IFRS measure) as adjusted net loss (non-IFRS measure) for the period divided by revenue for the same period. The Target Group defines adjusted EBITDA (non-IFRS measure) as adjusted net loss (non-IFRS measure) for the year adjusted by adding back income tax credit (expense), finance costs, interest on bank deposit related to borrowings and depreciation and amortization. The Target Group defines adjusted EBITDA margin (non-IFRS measure) as adjusted EBITDA (non-IFRS measure) for the period divided by revenue for the same period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Loss for the year/period from continuing operations	(284,990)	(303,977)	(469,649)	(342,134)	(54,397)

Fair value change of convertible preferred shares and warrants	(16,354)	(10,662)	(6,883)	(1,631)	(4,947)
Share-based payments	(8,166)	–	(343,058)	(256,320)	–
Professional fees and expenses related to De-SPAC Transaction	–	–	(39,557)	(30,297)	(7,518)
Adjusted net loss (Non-IFRS measure)	(260,470)	(293,315)	(80,151)	(53,886)	(41,932)

Adjusted net loss margin (Non-IFRS measure)	(19.2)%	(32.4)%	(6.9)%	(6.7)%	(3.7)%

Income tax credit (expense)	659	665	(788)	(924)	99
Finance costs	(61,792)	(68,650)	(64,873)	(42,265)	(34,298)
Interest on bank deposit related to borrowings	443	3,545	1,974	1,736	731
Depreciation and amortization	(20,170)	(21,985)	(21,031)	(15,810)	(15,550)
Adjusted EBITDA (Non-IFRS measure)	(179,610)	(206,890)	4,567	3,377	7,086

Adjusted EBITDA Margin (Non-IFRS measure)	(13.3)%	(22.9)%	0.4%	0.4%	0.6%

SUMMARY

For a more detailed discussion on analysis of the historical losses during the Track Record Period, see “Business of the Target Group – Business Sustainability – Analysis on Historical Losses.”

Summary of Consolidated Statements of Financial Position Items

The following table sets forth a summary of the Target Group's consolidated statements of financial position as of the dates indicated.

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Total non-current assets	490,732	499,069	507,347	480,017
Total current assets	7,336,994	9,182,728	11,257,399	10,508,164
Total assets	7,827,726	9,681,797	11,764,746	10,988,181
Total non-current liabilities	111,737	68,981	96,304	70,532
Total current liabilities	13,678,509	15,926,917	18,106,520	17,408,383
Total liabilities	13,790,246	15,995,898	18,202,824	17,478,915
Net current liabilities	6,341,515	6,744,189	6,849,121	6,900,219
Total deficit	5,962,520	6,314,101	6,438,078	6,490,734
Share capital	53	53	71	71
Reserves	(6,013,198)	(6,357,539)	(6,480,801)	(6,533,508)
Equity attributable to owners of the Target Company	(6,013,145)	(6,357,486)	(6,480,730)	(6,533,437)
Non-controlling interests	50,625	43,385	42,652	42,703
Total deficit	(5,962,520)	(6,314,101)	(6,438,078)	(6,490,734)

We recorded net current liabilities of RMB6,341.5 million, RMB6,744.2 million, RMB6,849.1 million and RMB6,900.2 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The increase in net current liabilities from 2021 to 2022 was primarily due to an increase of RMB2,343.3 million in trade, bills and other payables; partially offset by an increase of RMB1,019.7 million in restricted cash, an increase of RMB600.6 million in trade receivables, prepayments and other receivables, and an increase of RMB246.1 million in financial assets at FVTOCI. The increase in net current liabilities from 2022 to 2023 was primarily due to an increase of RMB2,557.6 million in trade, bills and other payables, a decrease of RMB608.1 million in financial assets at FVTOCI, a decrease of RMB345.5 million in restricted cash, and a decrease of RMB132.1 million in inventories. Such decrease was partially offset by an increase of RMB3,285.7 million in trade receivables, prepayments and other receivables, and a decrease of RMB234.3 million in bank and other borrowings. The increase in net current liabilities from December 31, 2023 to September 30, 2024 was primarily due to a decrease of RMB843.2 million in trade receivables, prepayments and other receivables, a decrease of RMB253.7 million in restricted cash, and an increase in bank and other borrowings of RMB20.7 million, partially offset by a decrease of RMB736.2 million in trade, bills and other payables, an increase of RMB205.7 million in financial assets at FVTOCI, and an increase of RMB124.8 million in cash and cash equivalents.

We also recorded net liabilities of RMB5,962.5 million, RMB6,314.1 million, RMB6,438.1 million and RMB6,490.7 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The increase in net liabilities from 2021 to 2022 was primarily due to loss of the year of 2022 of RMB366.1 million. The increase in net liabilities from 2022 to 2023 was primarily due to loss of the year of 2023 of RMB469.0 million; partially offset by recognition of equity-settled share-based payments of RMB343.1 million. The increase in net liabilities from December 31, 2023 to September 30, 2024 was primarily due to loss for the nine months ended September 30, 2024 of RMB54.4 million.

SUMMARY

Our net current liabilities and net liabilities positions primarily arose from the convertible preferred shares classified as current liabilities, which amounted to RMB6,799.1 million, RMB6,809.8 million, RMB6,816.7 million and RMB6,821.6 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The convertible preferred shares and warrants will be re-designated from liabilities to equity as a result of the automatic conversion into ordinary shares upon the completion of the De-SPAC Transaction such that the net liabilities position would turn into net assets position. See note 32 of the Accountants’ Report of the Target Group in Appendix I to this circular for further details. The changes in fair value on the potential conversion will not have any cash flow impact to the Target Group.

Summary of Consolidated Statements of Cash Flow

The following table sets forth the components of the Target Group's consolidated statement of cash flows during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Net cash (used in)/generated from operating activities	(484,190)	391,091	211,709	334,648	384,846
Net cash (used in) investing activities	(68,462)	(1,045,664)	(546,511)	(377,358)	(363,975)
Net cash generated from financing activities	568,954	726,091	209,407	138,657	104,397
Net increase/(decrease) in cash and cash equivalents	16,302	71,518	(125,395)	95,947	125,268

Cash and cash equivalents at beginning of the year	348,593	364,666	436,213	436,213	310,904
Effect of foreign exchange rate changes	(229)	29	86	505	(425)

Cash and cash equivalents at end of the year	364,666	436,213	310,904	532,665	435,747

ANALYSIS ON THE CASH FLOW GENERATION FROM OUR OPERATIONS

During the Track Record Period, cash flow generations from our operations have improved from net cash used in operating activities of RMB484.2 million in 2021, to net cash generated from operating activities of RMB391.1 million, RMB211.7 million and RMB384.8 million in 2022 and 2023 and the nine months ended September 30, 2024, respectively. We recorded net cash used in operating activities in 2021, primarily attributable to (i) loss for the year of RMB274.4 million, adjusted by non-cash items, principally comprising (a) loss on fair value changes of financial assets of FVTPL of RMB108.9 million, (b) finance costs of RMB79.6 million, and (c) impairment losses under ECL model, net of reversal of RMB38.4 million, partially offset by gain on change of control from joint venture to subsidiary of RMB78.3 million, and (ii) a decrease in working capital, which primarily results from (a) an increase of RMB1,239.2 million in trade receivables, prepayments and other receivables, and (b) an increase of RMB788.2 million in receivables at FVTOCI, partially offset by an increase of RMB1,681.6 million in trade, bills and other payables. For detailed explanations on the fluctuations in the net cash (used in)/generated from operating activities, see “Financial Information of the Target Group – Liquidity and Capital Resources.” Among the factors that led to the fluctuations in our net cash (used in)/generated from operating activities during the Track Record Period, one of them was that the cash flows from our Bills Settlement services, which were generated from our day-to-day transactions, were not fully recorded under our net cash (used in)/generated from operating activities, with part of the cash flows from our Bills Settlement services classified under the net cash generated from financing activities and net cash generated from/(used in) investing activities, respectively, in accordance with IFRS accounting standards. For details of our Bills Settlement services, see “Business of the Target Group – Transaction Support Services – Transaction Settlement Services – Bills Settlement.”

SUMMARY

According to IFRS accounting standards, part of the cash flows from our Bills Settlement services, namely (i) proceeds from bills discounted to banks that are not derecognized in their entirety, and (ii) placement (withdrawal) of pledged banks deposits for bills payable related to transaction services, are classified under net cash generated from/(used in) financing and investing activities, respectively, rather than under net cash (used in)/generated from operating activities. The Directors of the Target Company are of the view that all relevant cash flow items relating to Bills Settlement services should be taken into consideration to fully reflect the cash flows generated from our operations. For details, see “Financial Information of the Target Group – Analysis on the Cash Flow Generation from Our Operations.”

SUMMARY OF THE UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

The unaudited pro forma financial information presented below is prepared to illustrate (a) the financial position of the Successor Group as if the De-SPAC Transaction had been completed on September 30, 2024; and (b) the results and cash flows of the Successor Group as if the De-SPAC Transaction had been completed on January 1, 2023. These periods are presented on the basis that the Target Company is the accounting acquirer. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Successor Group as at September 30, 2024 or the results and cash flows of the Successor Group for the year ended December 31, 2023.

The pro forma financial information is prepared based on the statement of financial position of Aquila as at June 30, 2024 as set out in the interim report of Aquila for the six months ended June 30, 2024 which was published on August 28, 2024, the statement of profit or loss and other comprehensive income and statement of cash flows of Aquila for year ended December 31, 2023 extracted from Aquila’s annual report and the Target Group’s accountants’ report on consolidated financial statements of the Target Group as at September 30, 2024 and for the year ended December 31, 2023 after giving effect to the pro forma adjustments described in the accompanying notes which are directly attributable to the Acquisition and factually supportable and was prepared in accordance with Rules 4.29 and 14.69(4)(a)(ii) of the Listing Rules.

The pro forma financial information is prepared assuming (i) the Pre-Merger Capital Restructuring is completed, (ii) no Aquila Class A Shareholders exercise their Appraisal Right, (iii) 53,580,000 Successor Company Class A Shares (subject to adjustments) are issued to the PIPE Investors pursuant to the PIPE Investment Agreements, (iv) there is no Permitted Equity Financing, and (v) no Aquila Listed Warrantholder elects to redeem any Aquila Listed Warrants pursuant to the Warrant Redemption. In addition, the unaudited pro forma financial information presents two redemption scenarios as set out below.

•	Assuming no Share redemptions (Scenario I): This presentation assumes that no Aquila Class A Shareholders exercise their rights to redeem any of their Aquila Class A Shares and thus the full amount held in the Escrow Account at Closing will be available to the Successor Company.

•	Assuming maximum Share redemptions (Scenario II): This presentation assumes that 100,065,000 Aquila Class A Shares are redeemed, which represents the maximum amount of redemption. This scenario is prepared based on all assumptions in the Scenario I, with additional adjustments to reflect the effect of maximum redemptions.

For details, see “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group” in this circular.

SUMMARY

Summary of Unaudited Pro Forma Consolidated Statement of Financial Position of the Successor Group as at September 30, 2024

	As at September 30, 2024
	Scenario I	Scenario II
	RMB'000	RMB'000
Non-current assets	480,017	480,017
Current assets	11,850,411	10,948,025
Current liabilities	10,680,011	10,680,011
Net current assets	1,170,400	268,014
Total assets less current liabilities	1,650,417	748,031
Capital and reserves
Share capital	409	372
Reserves	1,442,219	539,870
Equity attributable to owners of the Successor Company	1,442,628	540,242
Non-controlling interests	42,703	42,703
Total equity	1,485,331	582,945
Non-current liabilities	165,086	165,086

Summary of Unaudited Pro Forma Consolidated Statement of Profit or Loss and Other Comprehensive Income of the Successor Group for the year ended December 31, 2023

	For the Year Ended December 31, 2023
	Scenario I	Scenario II
	RMB'000	RMB'000
Continuing operations
Revenue	1,168,451	1,168,451
Cost of revenue	(788,278)	(788,278)
Gross profit	380,173	380,173
Other income	74,013	74,013
Other gains and losses, net	15,598	2,690
Selling and distribution expenses	(259,869)	(259,869)
Administrative expenses	(604,307)	(604,307)
Research and development expenses	(59,338)	(59,338)
Finance costs	(64,873)	(64,873)
Professional fees and expenses related to De-SPAC transaction	(553,789)	(508,701)
Impairment losses under expected credit loss (“ECL”) model, net of reversal	(30,188)	(30,188)
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	4,578	4,578
Fair value changes of financial liabilities at FVTPL	(6,286)	(6,286)
Share of results of associates and joint ventures	(2,540)	(2,540)
Change in fair value of warrant liabilities	821	821
Loss before tax from continuing operations	(1,106,007)	(1,073,827)
Income tax expense	(788)	(788)

SUMMARY

	For the Year Ended December 31, 2023
	Scenario I	Scenario II
	RMB'000	RMB'000
Loss for the year from continuing operations	(1,106,795)	(1,074,615)

Discontinued operations
Profit for the year from discontinued operations	644	644

Loss for the year	(1,106,151)	(1,073,971)
Loss for the year attributable to:
Owners of the Target Company
– Continuing operations	(1,106,062)	(1,073,882)
– Discontinued operations	644	644
Non-controlling interests
– Continuing operations	(733)	(733)
– Discontinued operations	–	–
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	1,063	1,063
Other comprehensive (expense) income for the year, net of income tax	1,063	1,063
Total comprehensive expense for the year	(1,105,088)	(1,072,908)

Total comprehensive (expense) income attributable to:
Owners of the Target Company
– Continuing operations	(1,104,999)	(1,072,819)
– Discontinued operations	644	644

	(1,104,355)	(1,072,175)
Non-controlling interests
– Continuing operations	(733)	(733)
– Discontinued operations	–	–
	(733)	(733)

Summary of Pro Forma Consolidated Statement of Cash Flows of the Successor Group for the year ended December 31, 2023

	For the Year Ended December 31, 2023
	Scenario I	Scenario II
	RMB’000	RMB’000
Net cash from operating activities	162,891	163,285

Net cash from (used in) investing activities	388,370	(505,511)
Net cash from financing activities	623,190	622,796

Net increase in cash and cash equivalents	1,174,451	280,570
Cash and cash equivalents at 1 January 2023	451,322	451,322
Effect of foreign exchange rate changes	19,457	6,549
Represented by bank balances and cash	1,645,230	738,441

SUMMARY

LOSS ESTIMATE OF THE TARGET GROUP

The loss estimate, for which the Target Company's Directors are solely responsible, has been prepared on the basis of the audited results of the Target Group for the nine months ended September 30, 2024 and unaudited financial results of the Target Group for the three months ended December 31, 2024.

On the basis set out in Appendix IIIB to this circular, and in the absence of unforeseen circumstances, the Target Company's Directors estimate that its estimated loss attributable to ordinary equity holders of the Target Company for the year ended December 31, 2024 to be not more than RMB70 million. For details about the estimate of the loss for the year ended December 31, 2024, see “Appendix IIIB – Loss Estimate of the Target Group.”

RISK FACTORS

The De-SPAC Transaction and the business of the Target Group involve various risks which are primarily categorized into (i) risks relating to the Target Group’s business and industry, (ii) risks relating to the Target Group’s Contractual Arrangements, (iii) risks relating to government regulations, (iv) risks relating to the WVR Structure, and (v) risks relating to the De-SPAC Transaction. The below sets out the key risks under each category. The details of these risks are set forth in “Risk Factors” in this circular. You should read that section in its entirety carefully before your investment decision. Some of the major risks are summarized as below.

•	We are exposed to fluctuations in the supply of, or demand for, steel products inside and outside of China, along with the underlying conditions of such fluctuations, which could adversely affect our business, results of operations and financial performance.
•	If we cannot manage to grow our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.
•	Our success depends on our abilities to create strong synergies among all participants on our digital platform. If we fail to retain our existing participants, or to acquire new ones, or to keep or increase their engagement effectively, our business, results of operations and financial performance may be materially and adversely affected.
•	Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors.
•	We may be subject to the approval of, or filing with, CSRC or other regulatory authorities in connection with capital raising activities.
•	If the De-SPAC Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of the Aquila Class A Shares and Aquila Listed Warrants or, following the Closing, the Successor Company Class A Shares and Successor Company Listed Warrants, may decline.
•	Aquila Class A Shareholders may exercise their Share Redemption Right and Appraisal Right with respect to a large number of the Aquila Class A Shares, and the Successor Company may not meet the requirement of the minimum number of Professional Investors set out in the Listing Rules.

SUMMARY

RECENT DEVELOPMENTS

In recent years, the management and Directors of the Target Group are of the view that the Target Group, which offers a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, is on track to tap into the huge market potential, supported by favorable government policies and industry trends. Accordingly, the Target Group has strategically invested in expanding its business scale and achieved significant financial performance improvement. Specifically, the Target Group's net losses decreased from RMB341.5 million in the nine months ended September 30, 2023 to RMB54.4 million in the nine months ended September 30, 2024.

The Target Group has been steadily expanding its market influence and solidifying its market position, leading to a continuous improvement in its business performance. The larger it grows, the more synergies its business model delivers to industry participants, which in turn drives higher operational efficiency, and generates better cash flow and stronger profitability. The Target Group’s total transaction volume reached 41.3 million tons in the nine months ended September 30, 2024, representing a 21.1% increase compared to the nine months ended September 30, 2023. In the third quarter of 2024, the average commission fee charged on a per ton basis for SME sellers has increased to RMB5.7, compared to RMB5.1 in 2023, benefiting from the Target Group’s growing bargaining power against steel product sellers.

The Target Group has been actively developing its non-steel products transaction business and overseas transaction business. As of the Latest Practicable Date, the Target Group’s non-steel products transaction business was primarily involved in non-steel industrial raw materials, including electrical and electric products, and the Target Group expected to continue to diversify into more categories of non-steel industrial raw materials. The Target Group’s GMV for non-steel products transaction business amounted to RMB282.7 million in the nine months ended September 30, 2024, representing a 295.9% increase compared to the nine months ended September 30, 2023. The Target Group has already expanded its business outside of China and provides overseas transaction business. As of the Latest Practicable Date, the Target Group primarily operated in East Asia and Middle East. The Target Group is committed to building a “Middle East Steel Platform,” and provides steel products to large-scale state-owned enterprise buyers in overseas projects. For example, the Target Group is involved in supplying for reputable construction projects such as the Alamein New City in Egypt and Elano project in UAE. The Target Group’s total transaction volume for overseas transaction business reached 79.8 thousand tons in the nine months ended September 30, 2024, representing a 205.8% increase compared to the nine months ended September 30, 2023.

Expected Net Loss

From 2023 onwards, the Target Group gradually recovers from the impact of the COVID-19 and gains momentum towards economies of scale. However, the Target Company expects that it will continue to record net loss in 2024, primarily because (i) it expects to experience an increase in employee benefit expenses to hire more sales and marketing personnel in support of business expansion in both domestic and overseas markets, and (ii) it expects to incur professional fees and expenses related to De-SPAC Transaction.

Termination of FatCat Bai Tiao and FatCat Easy Procurement

Upon the Target Group’s management team’s strategic review on the business, the Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. The transaction volume supported by our FatCat Bai Tiao and FatCat Easy Procurement amounted to 5.6 million tons, 7.2 million tons, 9.3 million tons and 2.8 million tons in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively accounting for approximately 15.7%, 19.9%, 19.0% and 6.8% of our total transaction volume during the same period, respectively. The revenue from FatCat Bai Tiao and FatCat Easy Procurement amounted to RMB36.3 million, RMB32.4 million, RMB45.8 million and RMB19.2 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, accounting for approximately 2.7%, 3.6%, 3.9% and 1.7% of our total revenue during the same period, respectively. The Target Group has negotiated with its transaction settlement service users and financial institution partners to exit the existing contracts or terminate the provision of FatCat Bai Tiao and FatCat Easy Procurement. According to termination agreements, both parties confirm that there are no disputes regarding the original contracts at the time of termination, and neither party bears any liability for breach of original contracts. Upon termination, the Target Group no longer generates revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on its digital platform.

SUMMARY

The termination resulted in a reduction in the Target Group's overall transaction volume shortly after the termination. The Target Group’s total transaction volume decreased from 14.8 million tons in the third quarter of 2024 to 10.1 million tons in the fourth quarter of 2024. Despite such reduction, the Target Group has strategically invested in and expanded its overseas transaction business and non-steel products transaction business as new growth drivers to support the increases in the overall transaction volume, revenue and business expansion of the Target Group in the future. Leveraging the Target Group's comprehensive and diverse service offerings and its leading position in the market, it is expected to continue attracting and retaining buyers and sellers despite the termination of FatCat Bai Tiao and FatCat Easy Procurement services, driving the continuous growth of overall transaction volumes and revenue in the long run. In the third quarter of 2024, the GMV from the overseas transactions business reached RMB194.6 million, representing a substantial 156.8% increase compared to the third quarter of 2023. Additionally, the GMV from non-steel products transaction business reached RMB110.9 million, representing a 166.8% increase compared to the third quarter of 2023. The Target Group also expects to drive its overall revenue growth and further improve its overall gross profit margin in the long run by (i) replicating its successful domestic “heavy-to-light” transformation strategy to its overseas transaction business and non-steel products transaction business to improve cost-efficiency for these new business sectors, (ii) achieving scalability and stronger bargaining power to enhance profitability after the ramping-up periods of these new business sectors, which are expected to be quicker than traditional business sectors based on profound experience and accumulation in the research and development of technologies, and (iii) adjusting commission fee rates based on the continuous growth in transaction volume following enhanced brand recognition after the listing, and market dynamics from time to time. In particular, the Target Group increased the commission fee rate since the third quarter of 2024. The commission fee rate for SMEs increased by approximately 10% for the third quarter of 2024 compared to the second quarter of 2024, and further increased by approximately 28% for the fourth quarter of 2024 compared to the third quarter of 2024. The decision to increase commission fee rate was based on stronger bargaining power resulted from our enhanced brand effect and changes in supply-demand relations following steel price decreases. Steel prices reached RMB3,801 per ton in 2024, representing a decrease of 6.8% from 2023.

In addition, the Target Group adopts different revenue recognition models across business lines. Revenues from FatCat Bai Tiao and FatCat Easy Procurement services were historically recorded on a net basis (showing commission revenue), while revenues from overseas transaction business and non-steel products transaction business are recorded on a gross basis (showing transaction value). The termination of FatCat Bai Tiao and FatCat Easy Procurement services had a relatively small impact on total revenue recorded, while growth in overseas transaction business and non-steel products transaction business can drive substantial revenue increases going forward. However, these revenue recognition differences do not affect the underlying profitability of each business lines. As the Target Group's overseas transaction business and non-steel products transaction business are still in the ramping-up stage, gross profit margins of these business lines are relatively lower than gross profit margins of FatCat Bai Tiao and FatCat Easy Procurement services. Following the termination of FatCat Bai Tiao and FatCat Easy Procurement services with higher gross profit margins and the rapid growth of overseas transaction business and non-steel products transaction business with lower gross profit margins, the Target Group's overall gross profit margin experienced a decrease during the nine months ended September 30, 2024. Going forward, the Target Group expects its overall gross profit margin to improve following continuous business expansion and scalability, the ongoing “heavy-to-light” transformation of the overseas transaction business and enhanced operational efficiency.

SUMMARY

Based on the reasons above, the Directors of the Target Company are of the view that the cessation of FatCat Bai Tiao and FatCat Easy Procurement services since August 2024 does not have a material adverse change to the financial and trading positions or prospects of the Target Group. The Target Group expects to (i) continuously enhance service quality and to remain competitive on pricing, (ii) further expand its overseas transaction business and non-steel products transaction business, and (iii) explore more cross-selling between transaction support services to capture more business opportunities.

No Material Adverse Change

After due and careful consideration, the Directors of the Target Company confirm that, up to the date of this circular, there has been no material adverse change in its financial or trading position or prospects since September 30, 2024, being the end of the period reported on in the Accountants’ Report in Appendix I to this circular and there is no event since September 30, 2024 which would materially affect the information shown in the Accountant’s Report in Appendix I to this circular.

Regulatory Development

Article 10 of the Resolution of the Central Committee of the Communist Party of China on Further Deepening Reform Comprehensively to Advance Chinese Modernization, which was adopted at the third plenary session of the 20th Central Committee of the Communist Party of China in July 2024, introduces the target to propel high-quality development of producer services on a sector-by-sector basis, with a focus on key links, and invigorate industrial internet platforms. The Target Group, as a one-stop industrial internet platform, is well-positioned to capitalize on the national policy support and lead the industry-wide transformation. In recent years, the steel industry has experienced shifts in its supply-demand landscape, leading to increased demands and usage of platforms that can facilitate efficient and secure transactions.

On September 24, 2024, the Regulations on the Administration of Cyber Data Security (《網絡數據安全管理條例》 ) (the “Cyber Data Security Regulations”), which was promulgated by the State Council and came into effect on January 1, 2025. The Cyber Data Security Regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations and safeguard national security and public interests. The Cyber Data Security Regulations put forward general requirements and provisions for network data security, further specify rules concerning personal information protection and fine-tune mechanisms for the management of important data. In addition, the Cyber Data Security Regulations stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as third-party service and product providers. The Cyber Data Security Regulations do not include the contents related to cyber security review standards for listing abroad and in Hong Kong in the Administration Governing the Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》 ) (the “Draft Regulations”), which was published on November 14, 2021. As advised by the PRC Legal Advisor to the Target Company, the Target Company believes that, under the Measures for Cybersecurity Review and the Cyber Data Security Regulations, it would be able to comply with them in all material respects and these regulations would not cause any material adverse impact on its business operation or the proposed listing in Hong Kong. Nevertheless, we could not predict if there would be any future changes of the relevant regulatory regime. There can be no assurance that the relevant authorities will not take a view contrary to or otherwise different from that of the Target Company or the PRC Legal Advisor to the Target Company above. See “Risk Factors – Regulatory, legislative or self-regulatory developments for online businesses in general, including privacy and data protection regimes, are expansive and if new regulations are enacted in the future and we are unable to respond to these developments promptly, we may be subject to enforcement actions for compliance failures, or restrictions on how we are able to operate our business. We may also need to incur significant compliance costs or make adjustments to our digital platform or business model.”

SUMMARY

DIVIDEND POLICY

Upon Closing, the Successor Company will be a holding company incorporated under the laws of the Cayman Islands. As a result, the payment and amount of any future dividend will also depend on the availability of dividends received from its subsidiaries. PRC laws require that dividends be paid only out of the profit for the year calculated according to PRC accounting principles, which differ in many aspects from the generally accepted accounting principles in other jurisdictions, including IFRS. PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Distributions from the Successor Company and its subsidiaries may also become subject to any restrictive covenants in bank credit facilities, convertible bond instruments or other agreements that the Successor Company or its subsidiaries may enter into in the future.

Currently, the Target Company does not have a formal dividend policy or a fixed dividend payout ratio. Any future determination of the Successor Company to pay dividends will be made at the discretion of its directors and may be based on a number of factors, including its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the directors may deem relevant. As advised by the Successor Company’s Cayman Islands legal counsel, under Cayman Islands law, a position of accumulated losses and net liabilities does not necessarily restrict the Successor Company from declaring and paying dividends to the shareholders out of either the Successor Group’s profit or its share premium account, provided this would not result in the Successor Company being unable to pay its debts as they fall due in the ordinary course of business. You should not make your investment decision with the expectation of receiving cash dividends. The Target Company did not declare or pay any dividends on its shares during the Track Record Period and up to the Latest Practicable Date, and it does not anticipate paying any cash dividends in the foreseeable future after the Closing.

DE-SPAC TRANSACTION EXPENSES

De-SPAC Transaction Expenses paid or to be paid

The De-SPAC Transaction expenses paid or to be paid by the Successor Group are estimated to be HK$158.1 million (including commission, assuming PIPE investment amount of HK$535.8 million), of which HK$35.0 million of deferred underwriting commission was accrued by Aquila in the year ended December 31, 2022 and would be payable upon the completion of the De-SPAC Transaction. The rest of the De-SPAC Transaction expenses are to be borne by the Successor Group, among which HK$83.4 million is expected to be charged to the Target Group’s consolidated statements of profit or loss, and HK$39.7 million is expected to be accounted for as a deduction from equity upon the consummation of the De-SPAC Transaction. Approximately HK$43.0 million (RMB39.6 million equivalent) has been charged to our consolidated statements of profit or loss in 2023. Approximately HK$8.1 million (RMB7.5 million equivalent) has been charged to our consolidated statements of profit or loss in the nine months ended September 30, 2024.

The table below sets forth a breakdown of the expenses paid or to be paid relating to the De-SPAC Transaction:

HKD in millions
Sponsors fees	11.7
Fees and expenses of legal advisors and accountants	68.5
Other fees and expenses	8.0
Subtotal	88.2
Aquila deferred underwriting commission	35.0
PIPE commission and financial advisors fees	34.9
Total De-SPAC Transaction expenses paid or to be paid	158.1

SUMMARY

Additional De-SPAC Transaction Expenses

The additional De-SPAC Transaction expenses incurred by the Successor Group is calculated for pro forma financial information purpose. Assuming the De-SPAC Transaction was completed on 1 January 2023, the additional expenses for the year ended December 31, 2023 are estimated to be HK$536.4 million (under Scenario I) and HK$486.3 million (under Scenario II), with details set out in note 6 in “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group – C. Notes to the Unaudited Pro Forma financial information of the Successor Group”. The following sets forth the details of the two scenarios:

•	Assuming no Share Redemptions (Scenario I): assuming no Aquila Class A Shareholders exercise their rights to redeem any of their shares of Aquila Class A Shares and thus the full amount held in the Escrow Account at Closing is available to pay for Aquila's De-SPAC Transaction expenses.

•	Assuming maximum Share Redemptions (Scenario II): assuming that 100,065,000 shares of Aquila Class A Shares are redeemed, which represents the maximum amount of redemption. The Scenario II is prepared based on the same assumptions under Scenario I, with additional adjustments to reflect the effect of maximum redemptions.

Such expenses represent (i) the deemed expenses incurred by the Target Company, which is the difference between the fair value of the shares issued by the Target Company in excess of the fair value of the adjusted net assets of Aquila, the calculation of which is set out in note 6(b) to the unaudited pro forma financial information of the Successor Group in “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group”; (ii) the warrant liabilities; and (iii) the earn-out liabilities, which are subject to changes based on valuation.

IMPACT OF COVID-19 ON THE TARGET GROUP’S OPERATIONS AND FINANCIAL PERFORMANCE

During the Track Record Period, the Target Group’s business operations was impacted by the COVID-19 pandemic. For example, impacted by the recurrence of COVID-19 outbreaks, the Target Group's number of transacting SME buyers, the order frequency and the transaction volume supported by the Target Group's logistics services all decreased from 2021 to 2022. As a result of the foregoing, the Target Group’s total revenues decreased from RMB1,353.4 million in 2021 to RMB905.4 million in 2022, and its gross profit decreased from RMB345.6 million in 2021 to RMB230.4 million in 2022. Starting from 2023, normal economic activities throughout China gradually recovered, and the Target Group’s business performance rebounded strongly. The Target Group's steel transaction volume in 2023 amounted to 49.0 million tons, representing a year-over-year increase of 35.4% as compared to 2022. The growing steel transaction volume brought a continuous improvement in its bargaining power in 2023, which led to a 65.0% year-over-year increase of total gross profit as compared to that for the same period in 2022. For details, see “Financial Information of the Target Group – Impact of COVID-19 on Our Operations and Financial Performance.”

USE OF PROCEEDS

After deducting the De-SPAC Transaction expenses of HK$158.1 million, and assuming 100%, 50% and none of Aquila Class A Shareholders exercise redemption rights with respect to their Aquila Class A Shares, the net proceeds which the Successor Company will receive from the De-SPAC Transaction are estimated to be approximately HK$377.7 million, HK$878.0 million and HK$1,378.3 million, respectively. The net proceeds will be applied in the same proportion in all three scenarios. For details on the De-SPAC Transaction expenses, see “Financial Information of the Target Group – De-SPAC Transaction Expenses.”

SUMMARY

The following sets forth the intended use of the net proceeds:

•	approximately 25% is expected to be used to enhance service offerings;

•	approximately 20% is expected to be used to broaden buyer base and increase their stickiness;

•	approximately 20% is expected to be used to strengthen digitalization and technological capabilities;

•	approximately 25% is expected to be used to explore cross-industry expansion; and

•	approximately 10% is expected to be used for working capital and general corporate purpose.

For further details, see “Future Plans and Use of Proceeds.”

EGM AND RECOMMENDATIONS

The De-SPAC Transaction (including the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right) and the withdrawal of listing of the Aquila Class A Shares are subject to approval of the Aquila Shareholders at the EGM by ordinary resolutions. The Merger is subject to approval by special resolution of two-thirds of the votes of the Aquila Shareholders at the EGM and the adoption of the Aquila Private Company Memorandum and Articles by Aquila is subject to approval of three-fourths of the votes of the Aquila Shareholders at the EGM.

A notice convening the EGM to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:15 a.m. is set out on pages EGM-1 to EGM-3 of this circular. The resolutions to be considered and, if thought fit, approved at the EGM will be voted by way of poll by the Aquila Shareholders. An announcement on the poll results will be published by Aquila after the EGM in the manner prescribed under the Listing Rules.

All Aquila Shareholders and their close associates who have a material interest in the De-SPAC Transaction will be required to abstain from voting on the relevant resolution at the EGM. The Promoters have a material interest in the De-SPAC Transaction. The Promoters (who will be issued Successor Company Class A Shares upon the Aquila Class B Conversion and Closing and are granted the Promoter Earn-out Right under the Promoter Earn-out and Lock-up Agreement) will be required to abstain and will procure their respective close associates to abstain from voting on resolution 1 as set out in the notice of the EGM with respect to the De-SPAC Transaction and the transactions contemplated thereunder. As at the date of this circular, the Promoters are interested in 24,109,411 Aquila Class B Shares, representing approximately 19.42% of the issued shares of Aquila and 100% of the issued Aquila Class B Shares.

Having taken into account the reasons for and benefits of the De-SPAC Transaction as set out in “Letter from the Aquila Board – E. Reasons for, and Benefits of, the De-SPAC Transaction”, the Aquila Directors consider that the terms of the De-SPAC Transaction and the transactions contemplated thereunder (including the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the Merger, the withdrawal of listing of Aquila Class A Shares and the adoption of the Aquila Private Company Memorandum and Articles are fair and reasonable and in the interests of the Aquila Shareholders as a whole.

Accordingly, the Aquila Directors recommend the Aquila Shareholders to vote in favor of the resolutions to be proposed at the EGM to approve the De-SPAC Transaction and the transactions contemplated thereunder (including the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the Merger, the withdrawal of listing of Aquila Class A Shares and the adoption of the Aquila Private Company Memorandum and Articles by Aquila.

SUMMARY

Aquila Directors who are Individual Promoters have certain interests which are different from, or in addition to, those of Aquila Class A Shareholders, the details of which are set out in “Risk Factors – The Promoters’ economic interests or other conflicts of interest may incentivize them to complete the De-SPAC Transaction which may not be in the best interests of Aquila Shareholders.” In considering the recommendation of the Aquila Board to vote in favor of the De-SPAC Transaction and other resolutions at the EGM, Aquila Class A Shareholders should consider these interests. See “Letter from the Aquila Board – U. Recommendation” for further details.

CONSEQUENCES IF THE DE-SPAC TRANSACTION IS NOT APPROVED OR COMPLETED

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders or completed for any reason:

(i)	it is intended that the listings of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will be maintained, subject to the deadlines under the Listing Rules and the scenarios as set out in further details in “Letter from the Aquila Board – V. Consequences if the De-SPAC Transaction is not Approved or Completed”;
(ii)	Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. See “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right – 5. Consequences if the De-SPAC Transaction is not approved or completed” for further details; and
(iii)	Dissenting Aquila Shareholders will lose their Appraisal Right under the Cayman Companies Act and any Appraisal Right Exercise Notice given by Dissenting Aquila Shareholders will become void. See “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders – 3. Consequences of exercising the Appraisal Right” for further details.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings.

“AAC Mgmt Holding”	AAC Mgmt Holding Ltd, a company incorporated in the BVI on January 13, 2022, which is wholly owned by the Individual Promoters

“Appraisal Right”	the right of the Dissenting Aquila Shareholders to be paid the fair value of their Aquila Shares under Section 238 of the Cayman Companies Act in connection with the De-SPAC Transaction

“Aquila”	Aquila Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands with limited liability on November 25, 2021 whose Aquila Class A Shares and Aquila Listed Warrants are listed on the Stock Exchange

“Aquila Articles”	the amended and restated articles of association of Aquila conditionally adopted on February 25, 2022 and which became effective on March 18, 2022, which is in effect as of the date of this circular

“Aquila Board”	the board of directors of Aquila

“Aquila Class A Share(s)”	class A ordinary share(s) in the share capital of Aquila with a par value of HK$0.0001 each, which will be canceled and exchanged for Successor Company Class A Shares pursuant to the Merger

“Aquila Class A Share Issue Price”	HK$10.00 per Aquila Class A Share

“Aquila Class A Shareholder(s)”	holder(s) of Aquila Class A Shares

“Aquila Class B Conversion”	the conversion of each Aquila Class B Share issued and outstanding into one fully paid Aquila Class A Share in accordance with the terms of the Aquila Articles immediately prior to the Effective Time, upon which all of the Aquila Class B Shares will no longer be issued and outstanding

“Aquila Class B Share(s)”	class B ordinary share(s) in the share capital of Aquila with a par value of HK$0.0001 each, which will be canceled and exchanged for Successor Company Class A Shares pursuant to the Merger

“Aquila Class B Shareholder(s)”	holder(s) of Aquila Class B Shares, being CMBI AM Acquisition Holding LLC as at the date of this circular, which is in turn directly or indirectly wholly-owned by the Promoters

DEFINITIONS

“Aquila Contributed Funds”	without duplication, an amount equal to (i) the amount held in the Escrow Account at the Effective Time, plus (ii) the aggregate gross proceeds of the PIPE Investments from the PIPE Investors and (if applicable) any Permitted Equity Financing funded by investors introduced by Aquila, minus (iii) the aggregate Share Redemption Price paid or payable to the Redeeming Aquila Shareholders, and minus (iv) the aggregate amounts paid to the Dissenting Aquila Shareholders in respect of their Dissenting Aquila Shares

“Aquila Listed Warrant Instrument”	the instrument constituting the Aquila Listed Warrants by way of deed poll executed by Aquila on March 13, 2022, as amended and restated from time to time

“Aquila Listed Warrantholder(s)”	holder(s) of Aquila Listed Warrants

“Aquila Listed Warrants”	subscription warrants issued pursuant to the Aquila Listed Warrant Instrument and entitling the holder to purchase one Aquila Class A Share per subscription warrant at the warrant exercise price of HK$11.50 exercisable on a cashless basis

“Aquila Memorandum”	the amended and restated memorandum of association of Aquila conditionally adopted on February 25, 2022 and which became effective on March 18, 2022, which is in effect as of the date of this circular

“Aquila Memorandum and Articles”	the Aquila Memorandum and the Aquila Articles

“Aquila Offering Circular”	the offering circular of Aquila dated March 14, 2022 in relation to the offering of the Aquila Class A Shares and the Aquila Listed Warrants

“Aquila Plan of Merger”	the agreed form plan of merger to be filed in accordance with the Business Combination Agreement and pursuant to Part XVI of the Cayman Companies Act with the Cayman Registrar

“Aquila Private Company Memorandum and Articles”	the second amended and restated memorandum of association and articles of association of Aquila to be adopted by Aquila and become effective as at the Effective Time subject to approval of the Aquila Shareholders at the EGM by special resolution, a summary of which is set out in “Appendix VI – Summary of the Aquila Private Company Memorandum and Articles”

“Aquila Promoter Warrant Agreement”	the agreement relating to the Aquila Promoter Warrants dated as of March 13, 2022 by and among Aquila, the Promoters and other persons named therein

DEFINITIONS

“Aquila Promoter Warrants”	subscription warrants issued to the Promoters pursuant to the Aquila Promoter Warrant Agreement at the issue price of HK$1.00 per subscription warrant and entitling the holder to purchase one Aquila Class A Share per subscription warrant at the warrant exercise price of HK$11.50 exercisable on a cashless basis

“Aquila Shareholder(s)”	holder(s) of Aquila Shares

“Aquila Shares”	Aquila Class A Shares and Aquila Class B Shares

“Aquila Warrantholder(s)”	holder(s) of Aquila Warrants

“Aquila Warrants”	Aquila Listed Warrants and Aquila Promoter Warrants (as applicable)

“Audit Committee”	the audit committee of the Successor Board

“Beijing Steel”	Beijing Steel Home E-Commerce Co., Ltd. (北京找鋼萬家電子商務有限公司), a company established in the PRC with limited liability on January 20, 2012

“Beneficial Owner(s)”	any beneficial owner of Aquila Class A Shares or Aquila Listed Warrants whose Aquila Class A Shares or Aquila Listed Warrants are registered in the name of a Registered Shareholder or Registered Warrantholder

“Bonus Shares”	the additional five hundredths (0.05) of a newly issued Successor Company Class A Share which the Relevant Aquila Class A Shareholders are entitled to receive for each Aquila Class A Share held by them immediately prior to the Effective Time

“Bonus Share Issue”	the issue of the Bonus Shares to the Relevant Aquila Class A Shareholders

“Business Combination Agreement”	the business combination agreement entered into on August 31, 2023 and amended on December 9, 2024 among Aquila, the Target Company and Merger Sub

“Business Day”	any day (other than (i) Saturday and Sunday and a public holiday in Hong Kong, Cayman Islands or China mainland or (ii) a day on which a tropical cyclone warning signal no. 8 or a black rainstorm warning signal is hoisted in Hong Kong) on which licensed banks in Hong Kong, Cayman Islands or China mainland are generally open to the public in Hong Kong or China mainland (as applicable) for normal banking business and on which the Stock Exchange is open for the business of dealing in securities

“BVI”	the British Virgin Islands

DEFINITIONS

“Capital Market Intermediaries”	the capital market intermediaries listed in “Directors and Parties Involved in the De-SPAC Transaction”

“Capitalization Issue”	the issue of 96,101,812 Target Company Ordinary Shares to be made at the Effective Time at par value by way of capitalizing all or any part of any amount for the time being standing to the credit of the share premium account of the Target Company, on a pro rata basis to all Target Company Shareholders then appearing on the register of members of the Target Company (subject to rounding as provided in the Business Combination Agreement)

“Cayman Companies Act”	the Companies Act (As Revised) of the Cayman Islands, as amended or supplemented from time to time

“Cayman Court”	the Grand Court of the Cayman Islands

“Cayman Registrar”	the Registrar of Companies in the Cayman Islands

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Chongqing Pangmao”	Chongqing Pangmao Trading Co., Ltd. (重慶胖貓商貿有限公司), a company established in the PRC with limited liability on October 16, 2023 and an indirect wholly-owned subsidiary of the Target Company

“Chongqing Zhaogang Netcom Technology”	Chongqing Zhaogang Netcom Information Technology Co., Ltd. (重慶找鋼網信息科技有限公司), a company established in the PRC with limited liability on August 23, 2023 and a wholly-owned subsidiary of Zhaogang Netcom

“CIC”	China Insights Industry Consultancy Limited, the industry consultant of the Target Company

“Closing”	the closing of the De-SPAC Transaction

“CMB”	China Merchants Bank Co., Ltd., a joint stock company incorporated in the PRC with limited liability and listed on the Stock Exchange (stock code: 3968) and the Shanghai Stock Exchange (stock code: 600036)

“CMBI”	CMB International Capital Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of CMB

“CMBI AM”	CMB International Asset Management Limited, a company incorporated in Hong Kong with limited liability on 5 March 2010, a corporation licenced to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities as defined under the SFO and a Promoter of Aquila

DEFINITIONS

“CMBI AM Acquisition”	CMBI AM Acquisition Holding LLC, a limited liability company incorporated under the laws of the Cayman Islands on January 11, 2022, which is wholly-owned by the Promoters

“Co-founder(s)”	the co-founders of the Target Group, namely Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“Companies (WUMP) Ordinance”	the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time

“Concert Parties”	collectively, Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings

“Conditions”	the conditions to Closing set out in “Letter from the Aquila Board – F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (f) Conditions to Closing”

“Consolidated Affiliated Entity” or “Consolidated Affiliated Entities”	the subsidiaries of the Target Company controlled through the Contractual Arrangements, namely Zhaogang Netcom and its subsidiaries, details of which are set out in the section headed “History, Reorganization and Corporate Structure of the Target Group – Corporate Development and Shareholding Changes of the Target Group”

“Contractual Arrangements”	the series of contractual arrangements entered into by, among others, WFOE 1, Zhaogang Netcom and its Registered Shareholders, details of which are set out in the section headed “Contractual Arrangements of the Target Group”

“Controlling Shareholders”	Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings

“Controlling Shareholders Lock-up Agreement”	the lock-up agreement entered into on August 31, 2023 among Aquila, the Target Company, the Controlling Shareholders and certain other parties named therein, the details of which are set out in “Letter from the Aquila Board – I. Other Arrangements – 2. Controlling Shareholders Lock-up Agreement”

DEFINITIONS

“Corporate Governance Committee”	the corporate governance committee of the Successor Board

“CSRC”	China Securities Regulatory Commission

“De-SPAC Announcement”	the announcement dated August 31, 2023 issued by Aquila in relation to the De-SPAC Transaction

“De-SPAC Transaction”	the transactions contemplated by the Business Combination Agreement, including the Pre-Merger Capital Restructuring, the Merger and the PIPE Investments, resulting in the listing of the Successor Company on the Stock Exchange subject to obtaining all the necessary approvals

“De-SPAC Transaction Documents”	collectively, the Business Combination Agreement, the Controlling Shareholders Lock-up Agreement, the Promoter Earn-out and Lock-up Agreement, the Orderly Sale Agreement, the Successor Company Listed Warrant Instrument, the Successor Company Promoter Warrant Agreement, the PIPE Investment Agreements, and all other agreements, documents, instruments and certificates entered into in connection with the De-SPAC Transaction

“Director(s)”	the director(s) of Aquila, the Target Company or the Successor Company, as the context requires

“Dissenting Aquila Shareholders”	Aquila Shareholders who have validly exercised their Appraisal Right in accordance with the statutory procedures prescribed under the Cayman Companies Act

“Dissenting Aquila Shares”	the Aquila Shares that are issued and outstanding immediately prior to the Effective Time and that are held by the Dissenting Aquila Shareholders who have validly exercised their Appraisal Right for such Aquila Shares in accordance with the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of the Appraisal Right

“Effective Time”	9:00 a.m. (Hong Kong time) on the date of listing of the Successor Company Class A Shares and the Successor Company Listed Warrants on the Stock Exchange, which is expected to be Monday, March 10, 2025 as set out in “Expected Timetable”

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of Aquila to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:15 a.m. to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages EGM-1 to EGM-3 of this circular, or any adjournment thereof

DEFINITIONS

“Escrow Account”	the ring-fenced escrow account located in Hong Kong with the Trustee acting as trustee of such account pursuant to the Escrow Agreement

“Escrow Agreement”	the Deed of Trust dated March 13, 2022 between Aquila and CCB (Asia) Trustee Company Limited, in its capacity as trustee of the Escrow Account

“Existing Target Company Option”	each option or similar right to subscribe for ordinary shares in the Target Company pursuant to the Target Company ESOP

“Extreme Conditions”	the occurrence of “extreme conditions” as announced by any government authority of Hong Kong due to serious disruption of public transport services, extensive flooding, major landslides, large-scale power outage or any other adverse conditions before Typhoon Signal No. 8 or above is replaced with Typhoon Signal No. 3 or below

“FVTOCI”	fair value through other comprehensive income

“FVTPL”	fair value through profit and loss

“FY” or “Financial Year”	financial year ended or ending December 31

“Ghana”	Republic of Ghana

“GHS” or “Ghanaian Cedi”	the lawful currency of Republic of Ghana

“Guangdong Zhaogang Netcom”	Guangdong Zhaogang Netcom E-Commerce Co., Ltd. (廣東找鋼網電子商務有限公司), a company established in the PRC with limited liability on August 9, 2024 and a wholly-owned subsidiary of Zhaogang Netcom

“Henan Zhaogang Netcom Technology”	Henan Zhaogang Netcom Information Technology Co., Ltd. (河南找鋼網信息科技有限公司), a company established in the PRC with limited liability on December 22, 2023 and a wholly-owned subsidiary of Zhaogang Netcom

“HK$” or “Hong Kong dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC, in its capacity as nominee for HKSCC (or any successor thereto) as operator of CCASS and any successor, replacement or assign of HKSCC Nominees Limited as nominee for the operator of CCASS

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Hong Kong Share Registrar”	Tricor Investor Services Limited

“IFRS”	International Financial Reporting Standards

“independent third party(ies)”	any entity(ies) or person(s) which or who is/are not a connected person (within the meaning ascribed thereto under the Listing Rules)

“Individual Promoters”	Mr. Rongfeng JIANG, Ms. Di LE and Ms. Qian WU

“Investor Participant”	a person admitted to participate in CCASS as an Investor Participant who may be an individual or joint individuals or a corporation

“Jiangsu Pangmao”	Jiangsu Pangmao Trading Co., Ltd. (江蘇胖貓商貿有限公司), a company established in the PRC with limited liability on August 9, 2023 and an indirect wholly-owned subsidiary of the Target Company

“Jiangsu Zhaogang Netcom E-commerce”	Jiangsu Zhaogang Netcom E-commerce Co., Ltd. (江蘇找鋼網電子商務有限公司), a company established in the PRC with limited liability on July 26, 2023 and a wholly-owned subsidiary of Zhaogang Netcom

“Joint Sponsors”	CMB International Capital Limited, HSBC Corporate Finance (Hong Kong) Limited and UBS Securities Hong Kong Limited

“KRW”	Korean Republic Won, the lawful currency of South Korea

“Latest Practicable Date”	January 26, 2025, being the latest practicable date for the purpose of ascertaining certain information contained in this circular prior to its publication

“Listed Warrantholder Meeting”	the meeting of Aquila Listed Warrantholders to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:00 a.m. to consider and, if appropriate, to approve the resolution contained in the notice of the meeting which is set out on pages LWM-1 to LWM-2 of the Warrantholder Circular, or any adjournment thereof

“Listing”	the listing of the Successor Company Shares on the Main Board of the Stock Exchange

“Listing Guide”	the Guide for New Listing Applicants published by the Stock Exchange, as amended, supplemented or otherwise modified from time to time

DEFINITIONS

“Listing Date”	the date, expected to be on or about Monday, March 10, 2025, on which the Successor Company Class A Shares and the Successor Company Listed Warrants are first listed and from which dealings in the Successor Company Class A Shares and the Successor Company Listed Warrants are permitted to take place on the Main Board of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Loan Facility”	the loan facility entered into between the Promoters and Aquila on March 13, 2022 pursuant to which the Promoters will make available to Aquila an aggregate amount of up to HK$20 million for working capital purposes

“Longstop Date”	11:59 p.m., Hong Kong time, on March 18, 2025, unless extended by an additional period of up to six months upon mutual written consent of Aquila and the Target Company and subject to compliance with the requirements of Listing Rule 18B.71 which requires the approval of the Aquila Class A Shareholders

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

“Major Target Shareholders” or “WVR Beneficiaries”	Mr. Wang Dong, a Co-founder and the chief executive officer of the Target Company, and Mr. Wang Changhui, a Co-founder and the chief operating officer of the Target Company

“Merger”	the merger of Merger Sub with and into Aquila, subject to the terms and conditions of the Business Combination Agreement and in accordance with the laws of the Cayman Islands, with Aquila being the surviving entity following the Merger and becoming (immediately following the Merger) a direct wholly-owned subsidiary of the Target Company

“Merger Sub”	ZG Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability on July 17, 2023 and a wholly-owned subsidiary of the Target Company

“MIIT”	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部)

“MOFCOM”	Ministry of Commerce of the PRC (中華人民共和國商務部)

“NDRC”	National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會)

DEFINITIONS

“Nomination Committee”	the nomination committee of the Successor Board

“Orderly Sale Agreement”	the orderly sale agreement entered into on August 31, 2023 among Aquila, the Target Company and certain shareholders of the Target Company (other than the Controlling Shareholders), the details of which are set out in “Letter from the Aquila Board – I. Other Arrangements – 3. Orderly Sale Agreement”

“Overall Coordinators”	CMB International Capital Limited, The Hongkong and Shanghai Banking Corporation Limited and UBS AG Hong Kong Branch

“Pan King Global”	Pan King Global Co., Ltd. (上海泛經國際貿易有限公司), a company established in the PRC with limited liability on August 25, 2016 and a wholly-owned subsidiary of Zhaogang Netcom

“Pangmao Lianxiang”	Shanghai Pangmao Lianxiang Technology Co., Ltd. (上海胖貓鏈享科技有限公司), a company established in the PRC with limited liability on June 22, 2018 and is owned by Zhaogang Netcom as to 99% and Xinmao Equity Investment as to 1%, respectively

“Pangmao Logistics”	Shanghai Pangmao Logistics Co., Ltd. (上海胖貓物流有限公司), a company established in the PRC with limited liability on May 26, 2015 and a wholly-owned subsidiary of Zhaogang Netcom

“Pangmao Logistics Gansu”	Pangmao Logistics (Gansu) Co., Ltd. (胖貓物流(甘肅)有限公司), a company established in the PRC with limited liability on October 16, 2023 and a wholly-owned subsidiary of Pangmao Logistics

“Pangmao Logistics Technology”	Pangmao Logistics Technology (Tianjin) Co., Ltd. (胖貓物流科技(天津)有限公司), a company established in the PRC with limited liability on June 10, 2020 and a wholly-owned subsidiary of Pangmao Logistics

“Pangmao Metal Materials”	Shanghai Pangmao Metal Materials Processing Co., Ltd. (上海胖貓金屬材料加工有限公司), a company established in the PRC with limited liability on July 7, 2020 and a wholly-owned subsidiary of Pangmao Logistics

“Pangmao Yuanzheng”	Tianjin Pangmao Yuanzheng Business Management Partnership (L.P.) (天津胖貓遠征商業管理合夥企業(有限合夥)), a limited partnership established in the PRC on January 26, 2021, the general partner of which is Xinmao Equity Investment

DEFINITIONS

“Pangmao Zhineng”	Wuhan Pangmao Zhineng Technology Co., Ltd. (武漢胖貓智能科技有限公司) (former name: Wuhai Pangmao Jieping Information Technology Co., Ltd. (武漢胖貓傑平信息技術有限公司)), a company established in the PRC with limited liability on December 26, 2016 and a wholly-owned subsidiary of Zhaogang Netcom

“Participant”	a person admitted for the time being by HKSCC as a participant of CCASS

“Permitted Equity Financing”	the subscription of Successor Company Class A Shares on the date of the Closing and concurrently with the Closing by one or more investors pursuant to (i) one or more agreements entered into during the Pre-Closing Period by and among such investors, the Target Company and Aquila and/or (ii) a placing agreement entered into during the Pre-Closing Period by the Target Company, Aquila, the Overall Coordinators and third party broker(s) pursuant to the Business Combination Agreement

“PIPE Investment Agreements”	the subscription agreements entered into on August 31, 2023 and February 5, 2025 among Aquila, the Target Company and the PIPE Investors, including the supplemental and novation agreements as described in “Letter from the Aquila Board – G. PIPE Investments – 2. PIPE Investment Amounts”

“PIPE Investment Amount”	the subscription amount to be paid by the PIPE Investors to the Successor Company for the subscription of the PIPE Investment Shares

“PIPE Investment Shares”	the Successor Company Class A Shares to be subscribed by the PIPE Investors pursuant to the PIPE Investment Agreements

“PIPE Investments”	the subscription of the PIPE Investment Shares by the PIPE Investors pursuant to the PIPE Investment Agreements

“PIPE Investors”	the independent third party investors in the De-SPAC Transaction

“PRC” or “China”	the People’s Republic of China, but for the purposes of this circular only, except where the context requires, references in this circular to PRC or China exclude Hong Kong, Macau and Taiwan

“PRC Legal Advisor”	PRC Legal Advisor to the Target Company, Shihui Partners

“Pre-Listing Investment(s)”	the pre-listing investment(s) in the Target Company undertaken by the Pre-Listing Investors, details of which are set out in the section headed “History, Reorganization and Corporate Structure of the Target Group”

DEFINITIONS

“Pre-Listing Investor(s)”	the investors in the Target Company prior to the De-SPAC Transaction as described in the section headed “History, Reorganization and Corporate Structure of the Target Group”

“Pre-Merger Capital Restructuring”	capital restructuring transactions to be implemented by the Target Company on the Unconditional Date and immediately prior to the filing of the Aquila Plan of Merger with the Cayman Registrar, as further described in the paragraph headed “History, Reorganization and Corporate Structure of the Target Group – Pre-Merger Capital Restructuring”

“Presumptions”	(i) the Pre-Merger Capital Restructuring is completed, (ii) no Aquila Class A Shareholder exercise their Share Redemption Right with respect to their Aquila Class A Shares, (iii) no Aquila Class A Shareholders exercise their Appraisal Right, (iv) 53,580,000 Successor Company Class A Shares (subject to adjustments) are issued to the PIPE Investors pursuant to the PIPE Investment Agreements, (v) there is no Permitted Equity Financing, and (vi) all options granted under the 2023 Pre-Listing Share Option Scheme are exercised

“Principal Share Registrar and Transfer Office”	Maples Fund Services (Cayman) Limited

“Professional Investor”	has the meaning given to it in section 1 of Part 1 of Schedule 1 to the SFO

“Promoter Agreement”	the letter agreement entered into between, among others, Aquila, the Promoters, CMBI AM Acquisition and AAC Mgmt Holding on March 13, 2022

“Promoters”	CMB International Asset Management Limited and the Individual Promoters

“Promoters Earn-out and Lock-up Agreement”	the agreement entered into on August 31, 2023 and amended on December 9, 2024 among Aquila, the Target Company, the Promoters, CMBI AM Acquisition and AAC Mgmt Holding, the details of which are set out in “Letter from the Aquila Board – I. Other Arrangements – 1. Promoters Earn-out and Lock-up Agreement”

“Proposed Aquila Listed Warrant Amendment”	the proposed amendment to the Aquila Listed Warrant Instrument as set out in “Appendix I – Proposed Aquila Listed Warrant Amendment” in the Warrantholder Circular

“Puhuida Digital Technology”	Shanghai Puhuida Digital Technology Co., Ltd. (上海普惠達數字科技有限公司), a company established in the PRC with limited liability on August 19, 2021 and a wholly-owned subsidiary of Zhaogang Netcom

DEFINITIONS

“QDIE”	with respect to the relevant PIPE Investor, a qualified investment enterprise which is established in Shenzhen, the PRC, by the QDIE Manager with the participation of domestic investors, as reviewed and approved by the QDIE Manager, to make overseas investment with foreign exchange or RMB, and through which such PIPE Investor may purchase the relevant PIPE Investment Shares

“QDIE Manager”	an enterprise incorporated in Shenzhen, the PRC, which is licensed to establish overseas investment enterprise and manage its overseas investment business subject to entrustment, pursuant to the pilot programs developed by the applicable Governmental Authorities in Shenzhen, the PRC since December 2014

“QDII”	with respect to the relevant PIPE Investor, a qualified domestic institutional investor in the PRC, which is licensed by the China Securities Regulatory Commission to invest in foreign securities markets and through which such PIPE Investor may purchase the relevant PIPE Investment Shares

“QDLP”	with respect to the relevant PIPE Investor, a qualified private fund established by a QDLP fund manager licensed pursuant to the pilot programs developed by the applicable governmental authorities in the PRC and raising funds in the PRC from qualified domestic investors, to make investments in foreign securities markets and through which such PIPE Investor may purchase the relevant PIPE Investment Shares

“QIB”	a qualified institutional buyer within the meaning of Rule 144A

“Qimao Equity Investment”	Tianjin Qimao Equity Investment Management Co., Ltd. (天津奇貓股權投資管理有限公司), a company established in the PRC with limited liability on August 24, 2016 and a wholly-owned subsidiary of Zhaogang Netcom

“Qingdao Zhaogang Netcom E-commerce”	Qingdao Zhaogang Netcom E-commerce Co., Ltd. (青島找鋼網電子商務有限公司),a company established in the PRC with limited liability on May 24, 2022 and a wholly-owned subsidiary of Zhaogang Netcom

“Qualified Investment Scheme”	with respect to the relevant PIPE Investor, the QDII, QDIE and/or QDLP (as the case may be) through which such PIPE Investor purchases the relevant PIPE Investment Shares

“Raohuigang Holdings”	Raohuigang Holdings Limited, a company established in the BVI with limited liability on February 23, 2012, which is controlled by Mr. Rao Huigang

“Redeeming Aquila Shareholders”	Aquila Class A Shareholders who have validly exercised their Share Redemption Right

DEFINITIONS

“Redeeming Aquila Shares”	the Aquila Class A Shares in respect of which the relevant Aquila Class A Shareholder has validly exercised its Share Redemption Right

“Redeeming Aquila Warrantholders”	Aquila Listed Warrantholders who have validly elected for Warrant Redemption

“Redeeming Aquila Warrants”	the Aquila Listed Warrants in respect of which the relevant Aquila Listed Warrantholder has validly elected for Warrant Redemption

“Registered Shareholder”	any person (including without limitation a nominee, trustee, depositary or any other authorized custodian or third party) whose name is entered in the register of members of Aquila as a holder of Aquila Shares

“Registered Warrantholder”	any person (including without limitation a nominee, trustee, depositary or any other authorized custodian or third party) whose name is entered in the register of warrantholders of Aquila as a holder of Aquila Warrants

“Registered Shareholders of Zhaogang Netcom”	registered shareholders of Zhaogang Netcom, namely, Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Shenzhen Cangjin Investment Partnership (L.P.) (深圳市滄金投資合夥企業(有限合夥)), Shanghai Mstone Asset Management Office (上海麥斯通資產管理事務所), Shanghai Weiyi Investment Management Centre (L.P.) (上海未易投資管理中心(有限合夥)), Hangzhou Sanren Yanxing Investment Partnership (L.P.) (杭州三仁焱興投資合夥企業(有限合夥)), Shanghai Yunqi Wangchuang Venture Capital Investment Centre (L.P.) (上海雲奇網創創業投資中心(有限合夥)), Hangzhou Yunjia Venture Capital Investment Partnership (L.P.) (杭州雲嘉創業投資合夥企業(有限合夥)), Shenzhen Xianfeng Chengzhang Investment L.P. (深圳險峰成長投資合夥企業(有限合夥)), Jiaxing Fenglin Yuyong Investment Partnership (L.P.) (嘉興豐廩豫永投資合夥企業(有限合夥)), Beijing Shishang Xiliu Catering Management Co., Ltd. (北京石上溪流餐飲管理有限公司), Beijing Jianshi Hongyuan Investment Management Centre (L.P) (北京堅石宏遠投資管理中心(有限合夥)), Beijing Jianshi Tianhui Management Consulting Centre (L.P.) (北京堅石天匯管理諮詢中心(有限合夥)), Zhuhai Fuhai Huachuang Information Technology Venture Capital Investment Fund (L.P.) (珠海富海鏵創信息技術創業投資基金(有限合夥)), Xinyu Zhongfu Investment Management Centre (L.P.) (新余眾富投資管理中心(有限合夥)), Shenzhen Huasheng Linghui Equity Investment Fund Partnership (L.P.) (深圳華晟領輝股權投資合夥企業(有限合夥)), Shenzhen Cangxin Investment Partnership (L.P.) (深圳市滄鑫投資合夥企業(有限合夥)) and Wuxi Baiaoji Equity Investment Partnership (L.P.) (無錫佰奧基股權投資合夥企業(有限合夥))

“Regulation S”	Regulation S under the U.S. Securities Act

DEFINITIONS

“Relevant Aquila Class A Shareholders”	Aquila Class A Shareholders (excluding the holders of Aquila Class A Shares issued in connection with the Aquila Class B Conversion, the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders)

“Relevant Individual Shareholders”	Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang

“Remuneration Committee”	the remuneration committee of the Successor Board

“Reorganization”	the reorganization of the Target Group in preparation of the Listing, details of which are set out in the section headed “History, Reorganization and Corporate Structure of the Target Group”

“Reserved Matter(s)”	means (i) any amendment to the Successor Company Memorandum or the Successor Company Articles, including the variation of the rights attached to any class of shares; (ii) the appointment, election or removal of any independent non-executive Director of the Successor Company, (iii) the appointment or removal of the Successor Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Successor Company

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“Rule 144A”	Rule 144A under the U.S. Securities Act

“SAFE”	the State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局)

“SEC”	the Securities and Exchange Commission of the United States

“Seventh Amended and Restated Shareholders Agreement”	the seventh amended and restated shareholders’ agreement entered into between, among others, Zhaogang Netcom, the Co-founders and the Pre-Listing Investors dated August 31, 2021

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Huicai”	Shanghai Huicai Supply Chain Management Co., Ltd. (上海惠採供應鏈管理有限公司), a company established in the PRC with limited liability on October 12, 2022 and a subsidiary of WFOE 2

DEFINITIONS

“Shanghai Gangyou”	Shanghai Gangyou International Trading Co., Ltd. (上海鋼有國際貿易有限公司), a company established in the PRC with limited liability on January 12, 2024 and a wholly-owned subsidiary of WFOE 2

“Shanghai Pangmao Zhiyuan”	Shanghai Pangmao Zhiyuan Renewable Resources Co., Ltd. (上海胖貓智源再生資源有限公司), a company established in the PRC with limited liability on June 24, 2024 and a wholly-owned subsidiary of Zhaogang Netcom

“Shanghai Tengcai Technology”	Shanghai Tengcai Technology Co., Ltd. (上海騰採科技有限公司) (former name: FatCat Cloud (Shanghai) Technology Co., Ltd. (胖貓雲(上海)科技有限公司)), a company established in the PRC with limited liability on October 15, 2018 and is owned by Zhaogang Netcom as to 48.06%, Linzhi Tencent Technology Co., Ltd. (林芝騰訊科技有限公司) as to 32.04%, Welight Capital L.P. as to 11.00%, and Pangmao Yuanzheng as to 8.9%, respectively

“Share Redemption”	the redemption of all or part of Aquila Class A Shareholders’ holdings of Aquila Class A Shares according to their election for the Share Redemption Price to be paid out of the monies held in the Escrow Account

“Share Redemption Election Form”	the form of election to be completed by Redeeming Aquila Shareholders in order to elect to exercise the Share Redemption Right, which is dispatched to Aquila Class A Shareholders together with this circular and form of proxy for the EGM

“Share Redemption Election Period”	the election period for the Share Redemption which will start on the date of the notice of the EGM and end on the date and time of commencement of the EGM

“Share Redemption Price”	the per-share price at which Aquila will redeem the Redeeming Aquila Shares

“Share Redemption Right”	the redemption rights of Aquila Class A Shareholders in relation to the De-SPAC Transaction

“Shenzhen Gangyou”	Shenzhen Gangyou Supply Chain Management Co., Ltd. (深圳鋼有供應鏈管理有限公司), a company established in the PRC with limited liability on May 21, 2018 and a wholly-owned subsidiary of WFOE 2

“Shenzhen Pangmao Products”	Pangmao Products (Shenzhen) Automation Co., Ltd. (胖貓工品(深圳)自動化有限公司), a company established in the PRC with limited liability on August 28, 2024 and a wholly-owned subsidiary of WFOE 2

DEFINITIONS

“Shenzhen Tushu”	Shenzhen Tushu Supply Chain Management Co., Ltd. (深圳土樹供應鏈管理有限公司) (former name: Shenzhen Tushu Commercial Factoring Co., Ltd. (深圳土樹商業保理有限公司)), a company established in the PRC with limited liability on December 23, 2016 and a wholly-owned subsidiary of Tushu Information Services

“Shenzhen Xinwuyou”	Shenzhen Xinwuyou Technology Co., Ltd. (深圳市芯無憂科技有限公司) (former name: Shenzhen Tengcai Technology Co., Ltd. (深圳市騰採科技有限公司)), a company established in the PRC with limited liability on May 19, 2021 and a wholly-owned subsidiary of Shanghai Tengcai Technology

“Sixth Shareholders’ Agreement”	the sixth amended and restated shareholders’ agreement entered into between, among others, the Target Company, the Co-founders and the Pre-Listing Investors dated June 14, 2018

“South Korea”	Republic of Korea

“Steel Searcher”	Steel Searcher Limited, a company incorporated in Hong Kong with limited liability on July 23, 2015 and a wholly-owned subsidiary of Zhaogang Netcom

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Successor Board” or “Successor Board of Directors”	the board of directors of the Successor Company

“Successor Company”	the Target Company upon Closing which will be listed on the Stock Exchange

“Successor Company Articles”	the amended and restated articles of association of the Successor Company (as amended from time to time), conditionally adopted by the Target Company on July 14, 2023 and which will become effective immediately prior to the Effective Time, a summary of which is set out in the section headed “Appendix V – Summary of the Constitution of the Successor Company and Cayman Islands Company Law”

“Successor Company Class A Shares”	the class A ordinary shares in the share capital of the Successor Company with a par value of US$0.00005 each, conferring a holder of a class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Successor Company

DEFINITIONS

“Successor Company Class B Shares”	the class B ordinary shares in the share capital of the Successor Company with a par value of US$0.00005 each, conferring weighted voting rights in the Successor Company such that a holder of a class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Successor Company, save for a limited number of Reserved Matters in relation to which each share is entitled to one vote as provided for under Chapter 8A of the Listing Rules and the Successor Company Articles. See “Share Capital – Weighted Voting Right Structure” for further details

“Successor Company Listed Warrant Instrument”	the instrument constituting the Successor Company Listed Warrants by way of deed poll executed by the Target Company on August 31, 2023

“Successor Company Listed Warrants”	subscription warrants issued by the Successor Company in consideration of the cancellation of the Aquila Listed Warrants as detailed under the section headed “Letter from the Aquila Board – F. The Business Combination Agreement” and pursuant to the Successor Company Listed Warrant Instrument

“Successor Company Memorandum”	the memorandum of association of the Successor Company (as amended from time to time), conditionally adopted by the Target Company on July 14, 2023 and which will become effective immediately prior to the Effective Time, a summary of which is set out in the section headed “Appendix V – Summary of the Constitution of the Successor Company and Cayman Islands Company Law”

“Successor Company Memorandum and Articles”	the Successor Company Memorandum and the Successor Company Articles

“Successor Company Promoter Warrant Agreement”	the agreement relating to the Successor Company Promoter Warrants dated as of August 31, 2023 by and among the Target Company, the Promoters, CMBI AM Acquisition and AAC Mgmt Holding

“Successor Company Promoter Warrants”	subscription warrants issued by the Successor Company in consideration of the cancellation of the Aquila Promoter Warrants as detailed under the section headed “Letter from the Aquila Board – F. The Business Combination Agreement” and pursuant to the Successor Company Promoter Warrant Agreement

“Successor Company Shareholder(s)”	holder(s) of Successor Company Shares

“Successor Company Shares”	Successor Company Class A Shares and Successor Company Class B Shares (as applicable)

DEFINITIONS

“Successor Company Warrantholder(s)”	holder(s) of Successor Company Warrants

“Successor Company Warrants”	Successor Company Listed Warrants and Successor Company Promoter Warrants (as applicable)

“Successor Group”	the Successor Company, its subsidiaries and Consolidated Affiliated Entities as of Closing, including their respective predecessors

“Takeovers Code”	the Code on Takeovers and Mergers of Hong Kong

“Target Company”	ZG Group (formerly known as Zhaogang.com Inc), an exempted company incorporated under the laws of the Cayman Islands with limited liability on February 27, 2012

“Target Company Articles”	amended and restated memorandum and articles of association of the Target Company, as may be amended and/or restated from time to time after the date hereof and in effect immediately prior to the Share Reclassification

“Target Company ESOP” or “2023 Pre-Listing Share Option Scheme”	the pre-listing share option scheme of the Target Company adopted on July 14, 2023, the principal terms of which are set out in the section headed “Appendix VII – Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme”

“Target Company Ordinary Shares”	the ordinary shares of the Target Company, with par value US$0.00005 per share, and with the rights, preferences and privileges set out in the Target Company Articles

“Target Company Preferred Shares”	collectively, the series A-1 preferred shares, series A-2 preferred shares, series B-1 preferred shares, series B-2 preferred shares, series C preferred shares, series D preferred shares, series D-1 preferred shares, series E preferred shares and series F preferred shares in the share capital of the Target Company, each with a par value of US$0.00005 and the respective rights, preferences and privileges set out in the Target Company Articles

“Target Company Shareholder”	a holder of any Target Company Shares

“Target Company Shares”	the Target Company Ordinary Shares and the Target Company Preferred Shares

“Target Group”	the Target Company and its direct and indirect subsidiaries which will form part of the Successor Group

“Track Record Period”	the three financial years ended December 31, 2023 and the nine months ended September 30, 2024

DEFINITIONS

“Transaction Price”	HK$10.0 per share, being the subscription price for the PIPE Investment Shares and the subscription price for the Aquila Class A Shares in Aquila’s initial offering

“Trustee”	CCB (Asia) Trustee Company Limited acting as the independent trustee of the Escrow Account

“Tushu Information Services”	Shanghai Tushu Information Services Co., Ltd. (上海土樹信息服務有限公司) (former name: Shanghai Tushu Financial Information Services Co., Ltd. (上海土樹金融信息服務有限公司)), a company established in the PRC with limited liability on September 17, 2015 and a wholly-owned subsidiary of Zhaogang Netcom

“UAE”	United Arab Emirates

“Unconditional Date”	the first Business Day in Hong Kong on or by which all Conditions have been fulfilled or if permissible, waived (other than those conditions that by their nature are to be satisfied at Closing), or such later date as may be agreed in writing by the Target Company and Aquila

“U.S.” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“U.S. Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“US$”	U.S. dollars, the lawful currency of the U.S.

“Wangchanghui Holdings”	Wangchanghui Holdings Limited, a company established in the BVI with limited liability on February 23, 2012, which is controlled by Mr. Wang Changhui

“Wangdong Holdings”	Wangdong Holdings Limited, a company established in the BVI with limited liability on February 23, 2012, which is controlled by Mr. Wang Dong

“WFOE 1”	Beijing Gangfu Management Consulting Co., Ltd. (北京鋼富管理諮詢有限公司) (former names: Beijing Gangfu Huitong Commerce Co., Ltd. (北京鋼富匯通商貿有限公司) and Beijing Gangfu Huitong Consultancy Co., Ltd. (北京鋼富匯通諮詢有限公司)), a company established in the PRC with limited liability on May 23, 2012 and an indirect wholly-owned subsidiary of the Target Company

“WFOE 2”	Shanghai Steel Trading Co., Ltd. (上海鋼有商貿有限公司), a company established in the PRC with limited liability on March 24, 2014, and an indirect wholly-owned subsidiary of the Target Company

DEFINITIONS

“Warrant Instruments”	the Aquila Listed Warrant Instrument and the Promoter Warrant Agreement

“Warrant Redemption”	the redemption of all or part of Aquila Listed Warrantholders’ holdings of Aquila Listed Warrants according to their election

“Warrant Redemption Election Form”	the form of election to be completed by Redeeming Aquila Warrantholders in order to elect for the Warrant Redemption

“Warrant Redemption Election Period”	the election period for the Warrant Redemption which will start on the date of the notice of the Listed Warrantholder Meeting and end on the date and time of commencement of the Listed Warrantholder Meeting

“Warrant Redemption Price”	HK$0.10 per Aquila Listed Warrant, being the per-warrant price at which the Redeeming Aquila Warrants will be redeemed

“Warrantholder Circular”	the circular to Aquila Listed Warrantholders dated February 5, 2025

“Warrantholder Proxy Form”	the form of proxy in respect of the Listed Warrantholder Meeting

“WVR Beneficiaries”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang Dong and Mr. Wang Changhui, being the holders of the Successor Company Class B Shares, entitling each to weighted voting rights, details of which are set out in the section headed “Share Capital”

“WVR structure”	has the meaning ascribed to it in the Listing Rules

“Xinmao Equity Investment”	Shanghai Xinmao Equity Investment Management Co., Ltd. (上海新貓股權投資管理有限公司), a company established in the PRC with limited liability on September 6, 2016 and a wholly-owned subsidiary of Zhaogang Netcom

“Zhaogang Netcom” or “Shanghai Gangfu”	Shanghai Steel Information Technology Co., Ltd. (上海找鋼網信息科技股份有限公司), a joint stock company established in the PRC with limited liability on August 4, 2016 (formerly known as Shanghai Gangfu E-commerce Co., Ltd. (上海鋼富電子商務有限公司)), the financial results of which have been consolidated and accounted for as a subsidiary of Target Company by virtue of the Contractual Arrangements, and one of our Consolidated Affiliated Entities

DEFINITIONS

“Zhaogang (Shanghai) Metal Materials”	Zhaogang (Shanghai) Metal Materials Co., Ltd. (找鋼(上海)金屬材料有限公司) (formerly known as Chongqing Zhaogang Netcom E-commerce Co., Ltd. (重慶找鋼網電子商務有限公司)), a company established in the PRC with limited liability on August 22, 2022 and a wholly-owned subsidiary of Zhaogang Netcom

“Zhaogang Supply Chain”	Shanghai Zhaogang Supply Chain Management Co., Ltd. (上海找鋼網供應鏈管理有限公司), a company established in the PRC with limited liability on June 27, 2019 and a wholly-owned subsidiary of WFOE 2

“Zhejiang Gangyou Trading”	Zhejiang Gangyou Trading Co., Ltd. (浙江鋼有商貿有限公司), a company established in the PRC with limited liability on August 11, 2023 and a wholly-owned subsidiary of Steel Searcher Hong Kong Limited

“Zhejiang Zhaogang Netcom E-commerce”	Zhejiang Zhaogang Netcom E-commerce Co., Ltd. (浙江找鋼網電子商務有限公司), a company established in the PRC with limited liability on September 5, 2023 and a wholly-owned subsidiary of Zhaogang Netcom

In this circular, unless the context otherwise requires, the terms “associate”, “close associate”, “connected person”, “core connected person”, “connected transaction”, “subsidiary”, “controlling shareholder” and “substantial shareholder” shall have the meanings given to such terms in the Listing Rules.

Certain amounts and percentage figures included in this circular have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

Unless otherwise specified, certain amounts denominated in Renminbi and U.S. dollars have been translated into Hong Kong dollars at an exchange rate of RMB1 = HK$1.0865 and US$1 = HK$7.7906, respectively, in each case for illustrative purposes only and such conversions shall not be construed as representations that amounts in Renminbi and U.S. dollars were or could have been or could be converted into Hong Kong dollars and/or that amounts in Hong Kong dollars were or could have been or could be converted into Renminbi and U.S. dollars at such rate or any other exchange rates.

If there is any inconsistency between the English version of this circular and the Chinese translation of this circular, the English version of this circular shall prevail unless otherwise stated. However, if there is any inconsistency between the names of any of the entities mentioned in the English version of this circular that are not in the English language and are English translations, the names in their respective original languages shall prevail.

GLOSSARY OF TECHNICAL TERMS

In this circular, unless the context otherwise requires, explanations and definitions of certain terms used in this circular in connection with the Target Group and its business shall have the meanings set out below. The terms and their meanings may not correspond to standard industry meaning or usage of these terms.

“AI”	artificial intelligence

“B2B”	business to business, a type of commerce transaction in which businesses sell products or services to businesses rather than to individual consumers

“B2C”	business to consumer, a type of commerce transaction in which businesses sell products or services directly to individual consumers

“CRM”	customer relationship management system that acquires, organizes and shares customer information

“Elasticsearch”	a distributed, free and open search and analytics engine for all types of data, including textual, numerical, geospatial, structured, and unstructured

“ERP”	enterprise resource planning system, a type of software that organizations use to manage day-to-day business activities such as accounting, procurement, and supply chain operations

“GMV”	gross merchandise volume, the total value of merchandise sold in a given period; GMV of the Target Group includes (i) total value of steel products sold under transaction services, (ii) total value of steel products transacted under FatCat Easy Procurement, (iii) total value of steel products under overseas transaction business, and (iv) total value of non-steel products

“GMV per capita”	GMV in a given period divided by the average total number of employees in that given period

“IM”	instant messaging

“net dollar retention rate”	a metric to measure the buyers' retention on the Target Group's digital platform, which is calculated by dividing GMV generated from certain buyers in a given period by the GMV generated from the same group of buyers in the prior period

“NLP”	natural language processing, a branch of artificial intelligence that enables computers to comprehend, generate, and manipulate human language

GLOSSARY OF TECHNICAL TERMS

“OA”	office automation, a software used to digitally create, collect, store, manipulate, and relay office information needed for accomplishing basic tasks

“order frequency”	the average number of transactions conducted on the Target Group's digital platform per buyer in a given period

“RPA”	robotic process automation, a type of software robotics that is able to integrate and perform repetitive tasks between enterprise and productivity applications, and uses automation technologies to mimic back-office tasks of human workers, such as extracting data, filling in forms, moving files, and others

“SaaS”	software as a service, a cloud-based software licensing and delivery model in which software and associated data are centrally hosted

“SKU”	stock keeping unit

“SRM”	the systematic approach to evaluating vendors that supply goods, materials and services to an organization, determining each supplier's contribution to success and developing strategies to improve their performance

“steel transactions industry”	a sub-category of steel industry, which refers to the transactions where buyers procure steel products from steel sellers

“ton”	metric ton, is a unit of weight, being 1,000 kilograms

“total transaction volume”	the total tonnage of steel products (i) transacted under the Target Group's transaction services, (ii) transacted under FatCat Easy Procurement, and (iii) transacted under overseas transaction business, in a given period

“transacting buyer”	buyers who transacted at least once on the Target Group's digital platform in a given period

“TMS”	transportation management system, a software system that helps companies manage logistics associated with the movement of physical of goods

CORPORATE INFORMATION OF THE SUCCESSOR COMPANY

Registered Office	Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands

Headquarters and Principal Place of Business in the PRC	No. 123, Xinpei Road Jiading District, Shanghai PRC

Principal Place of Business in Hong Kong	Room 1918, 19/F, Lee Garden One 33 Hysan Avenue Causeway Bay Hong Kong

Successor Company’s Website	https://ir.zhaogang.com/
(A copy of this circular is available on the Successor Company’s website. Except for the information contained in this circular, none of the other information contained on the Successor Company’s website forms part of this circular)

Joint Company Secretaries	Mr. Meng Long Room 202, No. 5, Lane 1483 Shangfeng Road Pudong New District Shanghai PRC Ms. Lai Siu Kuen (FCG, HKFCG) Room 1918, 19/F, Lee Garden One 33 Hysan Avenue Causeway Bay Hong Kong

Authorized Representatives	Mr. Wang Dong No. 49, 600 Yuanxianghu Road Jiading District Shanghai PRC Ms. Lai Siu Kuen Room 1918, 19/F, Lee Garden One 33 Hysan Avenue Causeway Bay Hong Kong

Corporate Governance Committee	Mr. Chen Yin (Chairman) Mr. Wang Weisong Mr. Wang Xiang

CORPORATE INFORMATION OF THE SUCCESSOR COMPANY

Audit Committee	Mr. Wang Weisong (Chairman) Mr. Chen Yin Mr. Jiang Rongfeng

Remuneration Committee	Mr. Wang Xiang (Chairman) Mr. Ye Qian Mr. Chen Yin

Nomination Committee	Mr. Wang Xiang (Chairman) Ms. Gong Yingxin Mr. Wang Weisong

Hong Kong Share Registrar	Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong

Principal Share Registrar and Transfer Office	Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square Grand Cayman, KY1-1102 Cayman Islands

Principal Bank	Bank of China Limited Shanghai Dabaishu Branch 2nd Floor, Area B No. 1230, Zhongshan North No. 1 Road Hongkou District, Shanghai PRC

Compliance Advisor	Altus Capital Limited 21 Wing Wo Street Central, Hong Kong

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

DIRECTORS AND PROPOSED DIRECTORS OF THE SUCCESSOR COMPANY

Name	Address	Nationality
Executive Directors of the Successor Company

Mr. Wang Dong (王東)	No. 49, 600 Yuanxianghu Road Jiading District Shanghai PRC	Chinese

Mr. Wang Changhui (王常輝)	No. 97, 1509 Shuangdan Road Jiading District Shanghai PRC	Chinese

Ms. Gong Yingxin (宮穎欣)	No. 1203, 5th Floor Building No. 25 Taiping Road Haidian District Beijing PRC	Chinese

Ms. Zhou Min (周敏)	No. 2404 Zhongxin Heping Home Lane 558, Tianbao Road Hongkou District Shanghai PRC	Chinese

Non-executive Directors of the Successor Company

Mr. Ye Qian (葉芊)	Room 3-602 Wanhe International Ningwei Street Xiaoshan District Hangzhou, Zhejiang Province PRC	Chinese

Mr. Jiang Rongfeng (蔣榕烽)	Room H, 22nd Floor Tower 3, Sorrento 1 Austin Road West Tsim Sha Tsui Kowloon Hong Kong	Chinese

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

Independent Non-executive Directors of the Successor Company

Mr. Wang Xiang (王翔)	2-2-102, Fanhai International Xianghai Yuan No. 95 Yaojiayuan Road Chaoyang District Beijing PRC	Chinese

Mr. Chen Yin (陳垠)	Room 3007, Building B No. 3 Building, Shimao Yipin Jiangbin South Road Jinjiang Chidian Quanzhou, Fujian Province PRC	Chinese

Mr. Wang Weisong (王蔚松)	Room 402, No. 1, Lane 51 Longcao Road Xuhui District Shanghai PRC	Chinese

See the section headed “Directors and Senior Management of the Successor Company” in this circular for further details.

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

Joint Sponsors

CMB International Capital Limited
45/F, Champion Tower
3 Garden Road
Central
Hong Kong

HSBC Corporate Finance (Hong Kong) Limited
1 Queen’s Road Central
Hong Kong

UBS Securities Hong Kong Limited
52/F, Two International Finance Centre
8 Financial Street
Central
Hong Kong

Sponsor-Overall Coordinator	The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong

Overall Coordinators, Joint Global Coordinators and Joint Bookrunners

CMB International Capital Limited
45/F, Champion Tower
3 Garden Road
Central
Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
1 Queen’s Road Central
Hong Kong

UBS AG Hong Kong Branch
52/F, Two International Finance Centre
8 Financial Street
Central
Hong Kong

Joint Lead Managers and Capital Market Intermediaries	CMB International Capital Limited 45/F, Champion Tower 3 Garden Road Central Hong Kong

The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

UBS AG Hong Kong Branch 52/F, Two International Finance Centre 8 Financial Street Central Hong Kong

Maxa Capital Limited Unit 2602, 26/F Golden Centre 188 Des Voeux Road Central Sheung Wan, Hong Kong

SPDB International Capital Limited 33/F, SPD Bank Tower One Hennessy 1 Hennessy Road Hong Kong

uSmart Securities Limited Unit 2606, 26/F, FWD Financial Centre 308 Des Voeux Road Central Hong Kong

Financial Advisors to the Target Company	Moelis & Company Asia Limited Suite 1203 – 1210, Two Pacific Place 88 Queensway Admiralty Hong Kong UBS AG Hong Kong Branch 52/F, Two International Finance Centre 8 Financial Street Central Hong Kong

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

Legal Advisors to the Target Company

As to Hong Kong and United States laws:

Kirkland & Ellis
26/F, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

As to PRC laws:

Shihui Partners
42/F, Beijing Yintai Center C
No. 2 Jianguomenwai Street
Chaoyang District
Beijing, PRC

As to Cayman Islands laws:

Maples and Calder (Hong Kong) LLP
26/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Legal Advisors to Aquila

As to Hong Kong and United States laws:

Freshfields
55th Floor, One Island East
Taikoo Place
Quarry Bay
Hong Kong

As to Cayman Islands laws:

Maples and Calder (Hong Kong) LLP
26/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Legal Advisors to the Joint Sponsors and the Overall Coordinators

As to Hong Kong and United States laws:

Allen Overy Shearman Sterling
9th Floor, Three Exchange Square
Central
Hong Kong

As to PRC laws:

JunHe LLP
26/F, HKRI Centre One
HKRI Taikoo Hui
288 Shimen Road (No. 1)
Shanghai, PRC

DIRECTORS AND PARTIES INVOLVED IN THE DE-SPAC TRANSACTION

Legal Advisors to the Promoters	As to Hong Kong laws: Paul Hastings 22/F, Bank of China Tower 1 Garden Road, Hong Kong

Auditor and Reporting Accountants	Deloitte Touche Tohmatsu Certified Public Accountants Registered Public Interest Entity Auditor 35/F, One Pacific Place 88 Queensway Hong Kong

Industry Consultant	China Insights Industry Consultancy Limited 10F, Block B, Jing’an International Center 88 Puji Road Jing’an District Shanghai, PRC

FORWARD-LOOKING STATEMENTS

This circular contains forward-looking statements. All statements other than statements of historical fact contained in this circular, including, without limitation:

(a)	the discussions of business strategies, objectives and expectations regarding future operations, margins, profitability, liquidity and capital resources;

(b)	any statements concerning the future development of, and trends and conditions in, the steel transactions industry and the general economy of the countries in which the Successor Group operates or plans to operate;

(c)	any statements concerning the ability of the Successor Group to control costs or raise adequate and timely funding;

(d)	any statements concerning the nature of, and potential for, the future development of the business of the Successor Group; and

(e)	any statements preceded by, followed by or that include words and expressions such as “expect”, “believe”, “plan”, “intend”, “estimate”, “forecast”, “project”, “anticipate”, “seek”, “may”, “will”, “ought to”, “would”, “should” and “could” or similar words or statements, as they relate to the Successor Group or its management, are forward-looking statements.

These statements are based on assumptions regarding present and future business, business strategies and the environment in which the Successor Group will operate. These forward-looking statements reflect the Target Company's current views as to future events and are not a guarantee of the future performance of the Successor Group. Forward-looking statements are subject to certain known and unknown risks, uncertainties and assumptions, including the risk factors described in “Risk Factors”. Important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements include, among other things, the following:

•	developments in business strategies and business plans of the Successor Group;

•	prevailing economic, industry and market conditions in which the Successor Group operate or into which the Successor Group expands;

•	the ability of the Successor Group to maintain its presence in the markets;

•	the relationships of the Successor Group with its customers and other business partners;

•	developments of competitors and other competitive pressures within the industries in which the Successor Group operates;

•	regulatory changes affecting, among other things, the steel transactions industry, accounting standards and taxes;

•	uncertainties relating to the future prospects, business development, results of operations and financial condition of the Successor Group; and

•	changes in the future capital needs and capital expenditure plans of the Successor Group.

Subject to the requirements of applicable laws, rules and regulations, Aquila does not have any obligation and undertakes no obligation, to update or otherwise revise the forward-looking statements in this circular, whether as a result of new information, future events or developments or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this circular might not occur in the way Aquila expects or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this circular are qualified by reference to the cautionary statements set out in this section as well as the risks and uncertainties discussed in “Risk Factors”.

In this circular, statements of or references to the intentions of Aquila or that of any of the Aquila Directors are made as of the date of this circular. Any of these intentions may change in light of future developments.

LETTER FROM THE AQUILA BOARD

AQUILA ACQUISITION CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 7836)
(Warrant Code: 4836)

Executive Directors of Aquila:
Mr. Rongfeng JIANG (Chairman and Chief Executive Officer)
Ms. Di LE (Chief Operating Officer)

Non-Executive Directors of Aquila:
Ms. Qian WU
Ms. Xiaoxiao QI

Independent Non-Executive Directors of Aquila:
Dr. Fangxiong GONG
Mr. Kim Lam NG
Ms. Wenjie WU

Registered Office: PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands Principal Place of Business in Hong Kong: 46/F, Champion Tower 3 Garden Road, Central Hong Kong

February 5, 2025

To the Aquila Shareholders

Dear Sir or Madam,

(1) DE-SPAC TRANSACTION COMPRISING
(A) THE BUSINESS COMBINATION AGREEMENT
(B) REVERSE TAKEOVER INVOLVING A NEW LISTING
APPLICATION BY THE SUCCESSOR COMPANY
(C) THE PIPE INVESTMENTS
(D) GRANT OF PROMOTER EARN-OUT RIGHT
(2) MERGER PROPOSAL
(3) PROPOSED ADOPTION OF NEW MEMORANDUM AND
ARTICLES OF ASSOCIATION BY AQUILA
(4) WITHDRAWAL OF LISTING OF AQUILA CLASS A SHARES
AND
(5) NOTICE OF EXTRAORDINARY GENERAL MEETING

A.	INTRODUCTION

Reference is made to the De-SPAC Announcement dated August 31, 2023 and the announcements dated December 18, 2023, December 9, 2024, January 22, 2025 and February 5, 2025 issued by Aquila in relation to (i) the Business Combination Agreement entered into by Aquila with ZG Group (formerly known as Zhaogang.com Inc) (being the Target Company) and the Merger Sub (a wholly-owned subsidiary of ZG Group) in relation to the Merger and the Bonus Share Issue, (ii) the PIPE Investment Agreements entered into by Aquila with the Target Company and the PIPE Investors in relation to the PIPE Investments, and (iii) the Promoters Earn-out and Lock-up Agreement entered into by Aquila with the Target Company, the Promoters and the other parties named therein pursuant to which the Promoters have been granted the Promoter Earn-out Right in connection with the De-SPAC Transaction.

LETTER FROM THE AQUILA BOARD

The purpose of this circular is to provide the Aquila Shareholders with, among other things, (i) further information on the De-SPAC Transaction (including the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the Merger, the Target Group and other information as required to be disclosed under the Listing Rules; (ii) details of the exchange of Aquila Class A Shares and Aquila Listed Warrants for Successor Company Class A Shares and Successor Company Warrants pursuant to the De-SPAC Transaction and the withdrawal of the listing of the Aquila Class A Shares and the Aquila Listed Warrants; (iii) details of the Share Redemption Right and the Appraisal Right; and (iv) a notice of the EGM.

B.	OVERVIEW OF THE DE-SPAC TRANSACTION

The De-SPAC Transaction will result in the business combination of Aquila with the Target Group and the listing of the Target Company as the Successor Company on the Stock Exchange.

The Target Group operates China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. Through connecting key participants in the steel transactions industry, the Target Group currently offers a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online transactions, logistics, warehousing and processing, SaaS products, and big data analytics. Further details of the Target Group are set out in “C. Information About the Target Group” below.

Pursuant to the terms of the Business Combination Agreement, the De-SPAC Transaction will be effected through the Merger of Aquila and Merger Sub, following which the separate existence of Merger Sub will cease and Aquila will continue as the surviving entity and become a direct, wholly-owned subsidiary of the Successor Company. Details of the Business Combination Agreement are set out in “F. The Business Combination Agreement” below.

Upon Closing, (i) Aquila Shareholders (other than the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) will become shareholders of the Successor Company, (ii) Aquila Warrantholders (other than Redeeming Aquila Warrantholders) will become Successor Company Warrantholders, (iii) Aquila’s listing status will be withdrawn, and (iv) the Target Company will become the Successor Company which will be listed on the Stock Exchange. Details of the effect of the De-SPAC Transaction on the shareholdings in Aquila and the Successor Company and the exchange of Aquila Class A Shares and Aquila Listed Warrants for the right to receive Successor Company Class A Shares and Successor Company Warrants are set out in “J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company” below.

In connection with the De-SPAC Transaction, Aquila will provide Aquila Class A Shareholders with the opportunity to elect to redeem all or part of their holdings of Aquila Class A Shares. See “O. Share Redemptions” below for further details. The Cayman Companies Act provides for the Appraisal Right of the Dissenting Aquila Shareholders to be paid the fair value of their Aquila Shares. See “P. Appraisal Right of Dissenting Aquila Shareholders” below for further details.

The gross proceeds from the PIPE Investments pursuant to the PIPE Investment Agreements will be HK$535,800,000 (subject to such adjustment as provided under the relevant PIPE Investment Agreement). See “G. PIPE Investments” below for further details.

In connection with the De-SPAC Transaction, the Promoter Earn-out Right has been granted to the Promoters for the issue of Successor Company Class A Shares upon the satisfaction of certain conditions. See “H. Promoter Earn-out Right” below for further details.

The De-SPAC Transaction (including the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), withdrawal of listing of Aquila Class A Shares, the Merger and the adoption of the Aquila Private Company Memorandum and Articles by Aquila will be subject to approval by the Aquila Shareholders at the EGM. The Promoters and their close associates will abstain from voting on the relevant resolutions as required by the Listing Rules. See “T. EGM and Voting” below for further details.

LETTER FROM THE AQUILA BOARD

In connection with or following the De-SPAC Transaction (including the issuance of Successor Company Shares to the Promoters and the PIPE Investors, the potential exercise of Successor Company Warrants and the Promoter Earn-out Right), the shareholding and value of shareholding of Successor Company Shareholders (including non-redeeming Aquila Shareholders) will be diluted. For details of the potential dilution effect, see “J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company – 7. Expected Shareholding and Voting Rights in the Successor Company and Potential Dilution Effect of the De-SPAC Transaction.”

C.	INFORMATION ABOUT THE TARGET GROUP

1.	Business of the Target Group

The Target Group operates China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. The Target Group was the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto its digital platform, according to CIC. Please refer to “Business of the Target Group” for more information.

2.	Financial information of the Target Group

Certain key financial information of the Target Group (as extracted from “Appendix I – Accountants’ Report of the Target Group”) for the three financial years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024 are set out as below:

	For the year ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2024
	(RMB in thousands)
Continuing operations
Revenue	1,353,432	905,363	1,168,451	1,140,541
Loss before tax from continuing operations	(285,649)	(304,642)	(468,861)	(54,496)
Loss for the year/period from continuing operations	(284,990)	(303,977)	(469,649)	(54,397)
Loss for the year/period	(274,387)	(366,143)	(469,005)	(54,397)

Please refer to “Financial Information of the Target Group” and “Appendix I – Accountants’ Report of the Target Group” for more information.

3.	Controlling Shareholders and WVR Structure of the Target Company

Pursuant to a concert party agreement (the “Concert Party Agreement”) entered into by and among Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, and their respective investment holding entities, namely Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings Limited, Wangchanghui Holdings Limited and Raohuigang Holdings Limited (collectively, the “Concert Parties”), each of the Concert Parties have agreed to vote in concert with the others for all operational and other matters at board meetings (as the case may be) or shareholders’ meetings of the Target Company and they will act together as a group of Controlling Shareholders of the Successor Company immediately upon completion of the De-SPAC Transaction. Please refer to “Relationship with the Controlling Shareholders of the Successor Group” for more information.

LETTER FROM THE AQUILA BOARD

The Successor Company proposes to adopt a WVR structure effective upon the completion of the De-SPAC Transaction. Under this WVR structure, the Successor Company’s share capital will comprise the Successor Company Class A Shares and the Successor Company Class B Shares. Each Successor Company Class A Share will entitle the holder to exercise one vote, and each Successor Company Class B Share will entitle the holder to exercise ten votes, on any resolution tabled at the Successor Company’s general meetings, save for the Reserved Matters.

Immediately upon the completion of the De-SPAC Transaction, the WVR Beneficiaries will be Mr. Wang Dong and Mr. Wang Changhui. Mr. Wang Dong will beneficially own 157,523,425 Successor Company Class B Shares and Mr. Wang Changhui will beneficially own 33,512,437 Successor Company Class B Shares, collectively representing approximately 65.8% of the voting rights in the Successor Company and the Concert Parties (including Mr. Wang Dong and Mr. Wang Changhui) will collectively hold approximately 19.2% of the total issued share capital and approximately 67.1% of the total voting rights in the Successor Company, in each case assuming the Presumptions.

The weighted voting rights attached to the Successor Company Class B Shares will cease when the WVR Beneficiaries cease to have any beneficial ownership of the Successor Company Class B Shares, in accordance with Listing Rule 8A.22. This may occur: (i) upon the occurrence of any of the circumstances set out in Listing Rule 8A.17, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Successor Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when the holders of Successor Company Class B Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Successor Company Class B Shares or the voting rights attached to them, other than in the circumstances permitted by Listing Rule 8A.18; (iii) where a vehicle holding the Successor Company Class B Shares on behalf of a WVR Beneficiary no longer complies with Listing Rule 8A.18(2); or (iv) when all of the Successor Company Class B Shares have been converted to Successor Company Class A Shares.

Please refer to “Share Capital – Weighted Voting Right Structure” and “Directors and Senior Management of the Successor Company – Board of Directors – Executive Directors” for more information.

4.	Contractual Arrangements of the Target Company

The Target Group operates certain businesses that are subject to foreign investment restrictions under current PRC laws and regulations. To comply with the PRC laws and regulations, while availing itself of international capital markets and maintaining effective control over all of its operations, the Target Company entered into the Contractual Arrangements, which enable the results of operations, assets and liabilities of the Consolidated Affiliated Entities to be consolidated into the results of operations, assets and liabilities of the Target Company under the IFRS as if they are subsidiaries of the Target Company.

See “Contractual Arrangements of the Target Group” for more information on the Contractual Arrangements of the Target Company.

5.	Information about Merger Sub

Merger Sub is a newly incorporated Cayman Islands exempted company and a wholly-owned subsidiary of the Target Company. Merger Sub was incorporated solely for the purpose of effecting the Merger and has not carried on any activities other than those in connection with the Merger.

LETTER FROM THE AQUILA BOARD

6.	Previous Listing Application of the Target Company

The Target Company submitted a listing application to the Stock Exchange on June 25, 2018 (the “Previous Listing Application”). Due to market conditions at the time, the Target Company decided not to pursue the Previous Listing Application. The Directors of the Target Company are not aware of any material matters that would materially adversely affect the Target Company’s suitability for listing and need to be brought to the attention of the Stock Exchange and the SFC with respect to the Previous Listing Application.

Having conducted reasonable due diligence on the Previous Listing Application, including reviewing relevant material correspondence between the Target Company and the Stock Exchange in respect of the Previous Listing Application, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubt on the views of the Directors of the Target Company stated above.

D.	INFORMATION ABOUT AQUILA

Aquila is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses, with efforts concentrated on technology-enabled companies in new economy sectors in Asia, with a focus on China. Aquila completed an offering comprising 100,065,000 Aquila Class A Shares at an offer price of HK$10.00 per Aquila Class A Share and 50,032,500 Aquila Listed Warrants on March 18, 2022.

Aquila is required to complete a de-SPAC transaction by March 18, 2025, being 36 months from the date of listing of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange, unless an extension of up to six months is approved by an ordinary resolution of the Aquila Class A Shareholders and granted by the Stock Exchange.

E.	REASONS FOR, AND BENEFITS OF, THE DE-SPAC TRANSACTION

As stated in the Aquila Offering Circular, Aquila’s criteria for evaluating a target company for the purpose of effecting a business combination with Aquila include the target company having a leading position in a new economy sector, favorable long-term growth prospects, differentiated value proposition and technology barriers and traceable financial track record with an ethical, professional and responsible management holding strong ESG values.

Having evaluated a number of potential target companies, Aquila considers that the Target Company satisfies the above criteria and that it would be in the interest of Aquila to enter into the De-SPAC Transaction with the Target Company for the following reasons:

•	A leading position in a new economy sector. The Target Group operates China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. It was the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto the Target Group’s digital platform, according to CIC. In 2023, the Target Group recorded 47.3 million tons of third-party steel transaction volume on its digital platform, taking up approximately 40% of China’s total online third-party steel transactions market, according to CIC. Historically, the Target Group procured steel products from steel sellers and sold them directly to its buyers through its digital platform. Since 2019, the Target Group started to enhance its platform by providing a series of integrated services to connect participants on the value chain, rather than carrying inventory risk by itself. Steel product sellers offer steel products to buyers over the Target Group’s digital platform and pay the Target Group a commission fee on their sales. The Target Group pioneered in adopting a digital platform offering comprehensive services in the steel transaction industry, according to CIC.

LETTER FROM THE AQUILA BOARD

•	Favourable long-term growth prospects. China’s online steel transactions market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by the increasing online steel transactions market penetration rate from 20.8% in 2023 to 40.6% in 2028. Moreover, favorable regulatory policies have continuously been introduced to stimulate the digital reform of traditional industry, leading to the rapid development of online steel transactions. The steel transactions industry is thereby increasingly shifting towards a new era characterized by digitization. By running a digital platform, which allows the Target Group to enhance agility, focus more on its core service capabilities and avoid substantial capital investments, the Target Company believes it is well-positioned to spearhead the digitalization of China’s steel industry, as it offers an integrated suite of services that cater to the imminent needs of upstream and downstream industry participants.

•	Differentiated value proposition and technology barriers. The Target Group has been successful in establishing a full range of purpose-built supporting digital infrastructure which redefined market standards for the entire process of steel transactions. Such digital infrastructure is built upon the Target Group’s proprietary transaction processing system, which serves as a hub that covers a comprehensive suite of business modules and is capable of processing a large number of orders. The Target Group also developed a series of digital tools to enhance users’ online experience, including LazyCat Automated Price Quotation System, the Real-time Order Matching System, and FatCat Shopkeeper (a supply chain collaboration system).

•	Traceable financial track record with an ethical, professional and responsible management holding strong ESG values. The Target Group’s GMV increased from RMB34.9 billion in 2018 to RMB162.1 billion in 2022, representing a CAGR of 46.8%. Based on the unaudited financial information of the Target Group, the Target Group recorded gross profit margin of 25.5%, 25.4%, 32.5% and 28.2% in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

The Target Group’s achievement was the result of the leadership of a visionary and entrepreneurial management team including Mr. Wang Dong, a Co-founder and chief executive officer of the Target Company, and Mr. Wang Changhui, a Co-founder and chief operating officer. Mr. Wang Dong and Mr. Wang Changhui have contributed to the evolution of the Target Group’s business model. The Target Company’s management is ethical, professional, and responsible and strived to maintain good compliance with laws and regulations in the Target Group’s business operations. The Target Group’s commitment to ESG principles is deeply embedded in its business operations and the services that it offers. The traditional steel transaction process is time-consuming and labour-intensive, which easily leads to severe information asymmetry, waste of resources, mismatch between supply and demand, as well as blind production. All of the above may result in heavy carbon emission. By transforming the steel transaction process and connecting the industry participants across the steel transaction value chain via its digital platform, the Target Group streamlines the steel transaction process, reduces unnecessary steps to enhance efficiency and thereby realizing carbon neutralization. Compared to the traditional steel transactions process, the average time for completing an order is shortened by more than 50% and the average transaction cycle is shortened from five to seven days to two to three days through the Target Group's digital platform, significantly improving the transaction efficiency and effectively reducing the manpower involved, according to CIC.

Based on the above and having taken into account the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing, the Promoter Earn-out Right and other arrangements as set out below, the Aquila Directors (including the Aquila Independent Non-executive Directors) consider that the terms of the De-SPAC Transaction are fair and reasonable and in the interests of the Aquila Shareholders as a whole.

LETTER FROM THE AQUILA BOARD

F.	THE BUSINESS COMBINATION AGREEMENT

1.	Principal terms of the Business Combination Agreement

The principal terms of the Business Combination Agreement are set out below:

(a)	Date

August 31, 2023 and amended on December 9, 2024

(b)	Parties

(i)	Aquila;

(ii)	Target Company; and

(iii)	Merger Sub (together, the “Parties”).

To the best of the Aquila Directors’ knowledge, information and belief, having made all reasonable enquiries, the Target Company and the Merger Sub and their ultimate beneficial owners are independent third parties of Aquila and its connected persons.

(c)	Pre-Merger Capital Restructuring

At the Effective Time, the Target Company will implement the following transactions in the order set out below (collectively, the “Pre-Merger Capital Restructuring”):

(i)	each Target Company Preferred Share then issued and outstanding shall automatically cease to exist and convert into a number of validly issued and fully paid Target Company Ordinary Shares pursuant to the Target Company Articles;

(ii)	the Target Company will allot and issue a number of fully paid Target Company Ordinary Shares at par value by way of capitalizing all or any part of any amount for the time being standing to the credit of the share premium account of the Target Company, on a pro rata basis to all Target Company Shareholders then appear on the register of members of the Target Company (subject to rounding as provided in the Business Combination Agreement) (the “Capitalization Issue”), such that immediately after the Capitalization Issue, the issued and outstanding share capital of the Target Company (on a fully-diluted and as-exercised basis) will consist of such number of Target Company Ordinary Shares equal to the quotient obtained by dividing the Negotiated Value by HK$10.00;

(iii)	with respect to each Existing Target Company Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Capitalization Issue, the number of underlying Target Company Ordinary Shares that may be issued upon the exercise of such Existing Target Company Option and the exercise price of such Existing Target Company Option shall be adjusted pursuant to the terms and conditions of the Target Company ESOP;

(iv)	the Target Company will implement a redesignation and reclassification of its share capital (the “Share Reclassification”) such that (1) each issued and outstanding Target Company Ordinary Share (other than those beneficially owned by any Major Target Shareholder) will be redesignated and reclassified as a Successor Company Class A Share, (2) each issued and outstanding Target Company Ordinary Share beneficially owned by a Major Target Shareholder will be redesignated and reclassified as a Successor Company Class B Share, and (3) each Existing Target Company Option (whether vested or unvested, and after taking into account the adjustment as provided in paragraph (c)(iii)) that is outstanding and unexercised as of immediately prior to the Effective Time will, automatically and without any required action on the part of any holder or beneficiary thereof, be converted into an option to purchase Successor Company Class A Shares; and

LETTER FROM THE AQUILA BOARD

(v)	the Target Company Articles will be amended and restated and replaced in its entirety with the Successor Company Articles.

(d)	Merger

The Merger will be implemented by the Parties pursuant to which Aquila will become a direct, wholly-owned subsidiary of the Successor Company and in consideration therefor, the Aquila Shareholders (other than the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) will become shareholders of the Successor Company upon Closing.

The detailed steps of the Merger are set out below:

(i)	promptly on the Unconditional Date (or such later date as may be agreed in writing by the Target Company and Aquila), Aquila and the Merger Sub will execute and cause to be filed with the Cayman Registrar the Aquila Plan of Merger;

(ii)	at the Effective Time, (1) the Merger Sub will merge with and into Aquila, following which the separate existence of Merger Sub will cease and Aquila will continue as the surviving entity after the Merger and become a direct, wholly-owned subsidiary of the Successor Company and (2) the Aquila Articles will be amended and restated and replaced in its entirety with a set of memorandum and articles of association in agreed form between the Target Company and Aquila, being the Aquila Private Company Memorandum and Articles;

(iii)	at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and Aquila will become that of Aquila as the surviving entity, being a direct, wholly-owned subsidiary of the Successor Company; and

(iv)	immediately following the Effective Time, the sole issued and outstanding ordinary share of Merger Sub will be converted into one ordinary share of Aquila as the surviving entity, issued in the name of the Successor Company.

(e)	Merger consideration

(1)	Aquila Class B Conversion. Immediately prior to the Effective Time, each Aquila Class B Share held by the Promoters which are issued and outstanding will automatically cease to exist and will be converted into one fully paid Aquila Class A Share in accordance with the terms of the Aquila Articles (such automatic conversion, the “Aquila Class B Conversion”) and upon the Aquila Class B Conversion, all of the Aquila Class B Shares will no longer be issued and outstanding.

(2)	Aquila Class A Shares. Immediately following the Effective Time, by virtue of the Merger, (i) each Aquila Class A Share issued and outstanding as of immediately prior to the Effective Time (excluding the Aquila Class A Shares issued in connection with the Aquila Class B Conversion, the Redeeming Aquila Shares and the Dissenting Aquila Shares) will be automatically canceled and cease to exist in exchange for the right to receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share (see “– 2. Bonus Share Issue” below for further details); and (ii) each Aquila Class A Share issued in connection with the Aquila Class B Conversion will be automatically canceled and cease to exist in exchange for the right to receive one newly issued Successor Company Class A Share. No fraction of a Successor Company Class A Share will be issued and the entitlement of each Relevant Aquila Class A Shareholder to receive the Successor Company Class A Shares by virtue of the Merger will be rounded down to the nearest whole number.

LETTER FROM THE AQUILA BOARD

(3)	Aquila Warrants. Immediately following the Effective Time, by virtue of the Merger, (i) each Aquila Listed Warrant (other than the Redeeming Aquila Warrants) that is outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Listed Warrant, and the Successor Company will assume each such Aquila Listed Warrant in accordance with its terms; and (ii) each Aquila Promoter Warrant that is outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Promoter Warrant, and the Successor Company will assume each such Aquila Promoter Warrant in accordance with its terms. All rights with respect to Aquila Shares underlying the relevant Aquila Warrants assumed by the Successor Company will be converted into rights with respect to the Successor Company Class A Shares.

(4)	Redeeming Aquila Shares. Each Redeeming Aquila Share issued and outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist and will thereafter represent only the right to be paid the Share Redemption Price in accordance with the Aquila Articles and applicable law.

(5)	Dissenting Aquila Shares. Each Dissenting Aquila Share issued and outstanding immediately prior to the Effective Time held by a Dissenting Aquila Shareholder will be automatically canceled and cease to exist and will thereafter represent only the right to be paid the fair value of such Dissenting Aquila Share and such other rights as are granted by the Cayman Companies Act, or (unless and until such Dissenting Aquila Shareholder (i) fails to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (ii) withdraws or otherwise loses his, her or its Appraisal Right under the Cayman Companies Act) one newly issued Successor Company Class A Share. For further details of the rights of the Dissenting Aquila Shareholders and the prescribed statutory procedure, see “Important Notice to the Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders.”

(6)	Redeeming Aquila Warrants. Subject to approval of the Proposed Aquila Listed Warrant Amendment by Aquila Listed Warrantholders at the Listed Warrantholder Meeting, each Redeeming Aquila Warrant issued and outstanding immediately prior to the Effective Time will be automatically canceled and lapse in accordance with the Aquila Listed Warrant Instrument (as amended and restated to reflect the Proposed Aquila Listed Warrant Amendment) and will thereafter represent only the right to be paid the Warrant Redemption Price.

Please refer to “J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company” for details of the shareholding impact of the De-SPAC Transaction on the shareholders of Aquila and the Target Company.

(f)	Conditions to Closing

(1)	Conditions to the obligations of all parties

The obligations of the Parties to complete the De-SPAC Transaction are subject to the satisfaction of the following conditions (or if permitted by applicable law, waived by written agreement between Target Company and Aquila):

(i)	no law or governmental order being in force prohibiting or making illegal the completion of the De-SPAC Transaction;

(ii)	written approval from the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and the Successor Company Listed Warrants, on the Main Board of the Stock Exchange; and

(iii)	the required Aquila Shareholders' approval having been obtained.

LETTER FROM THE AQUILA BOARD

(2)	Additional Conditions to the obligations of Aquila

The obligations of Aquila to complete the De-SPAC Transaction are subject to the satisfaction of the following additional conditions (or if permitted by applicable law, waived in writing by Aquila):

(i)	the Pre-Merger Capital Restructuring having been completed in accordance with the terms of the Business Combination Agreement and the Target Company Articles;

(ii)	since the date of the Business Combination Agreement, no material adverse effect in respect of the Target Group having occurred which is continuing;

(iii)	certain key warranties of the Target Company being true and correct, and all other warranties of the Target Company being true and correct (without giving effect to any materiality qualifiers in such warranties) except where the failure of such warranties to be true and correct would not individually or in the aggregate, have a material adverse effect in respect of the Target Group, in each case, as at the date of the Business Combination Agreement and immediately prior to Closing;

(iv)	the covenants and agreements of the Target Company in the Business Combination Agreement to be performed at or prior to Closing having been performed in all material respects; and

(v)	the Target Company having delivered to Aquila a certificate signed by a director of the Target Company, dated as of the date of Closing, certifying that, to the knowledge of such director, the above conditions set out in paragraphs 2(i) to 2(iv) have been fulfilled.

(3)	Additional Conditions to the obligations of the Target Company

The obligations of the Target Company to complete the De-SPAC Transaction are subject to the satisfaction of the following additional conditions (or if permitted by applicable law, waived in writing by the Target Company):

(i)	the aggregate amount of proceeds from the PIPE Investments and the Permitted Equity Financing that have been funded to the Target Company not being less than HK$605,300,000 (or such other amount as the Target Company and Aquila may agree in writing and (if required) approved by the Stock Exchange);

(ii)	certain key warranties of Aquila being true and correct, and all other warranties of Aquila being true and correct (without giving effect to any materiality qualifiers in such warranties) except where the failure of such warranties to be true and correct would not individually or in the aggregate, have a material adverse effect in respect of Aquila, in each case, as at the date of the Business Combination Agreement and immediately prior to Closing;

(iii)	since the date of the Business Combination Agreement, no material adverse effect in respect of Aquila having occurred which is continuing;

(iv)	the covenants and agreements of Aquila in the Business Combination Agreement to be performed at or prior to Closing having been performed in all material respects; and

(v)	Aquila having delivered to the Target Company a certificate signed by a director of Aquila, dated as of the date of Closing, certifying that, the knowledge of such director, the conditions set out in the Business Combination Agreement that should be satisfied by Aquila have been fulfilled.

(g)	Pre-Closing obligations and Permitted Equity Financing

From the date of the Business Combination Agreement until the Effective Time (the “Pre-Closing Period”), the Target Company will, and will cause its subsidiaries to, (i) conduct and operate its business in the ordinary course of business in all material respects, and (ii) use its commercially reasonable efforts to ensure there are no material changes in the business or financial position of the Target Group (taken as a whole).

LETTER FROM THE AQUILA BOARD

In addition, except where expressly required by the Business Combination Agreement and other De-SPAC Transaction Documents, if Aquila has given its prior consent in writing or as required by applicable law, the Target Group will also be subject to certain restrictive covenants during the Pre-Closing Period, including, but not limited to, not (i) declaring or paying any dividends or distributions, (ii) entering into, amending or waiving any material right under or terminating any material contract to which the Target Group is a party, (iii) cancelling or compromising any claim or indebtedness owed to the Target Group other than in the ordinary course of business, (iv) merging or consolidating with any business or any corporation other than in the ordinary course of business, (v) making any material loans other than in the ordinary course of business, and (vi) incurring any additional indebtedness exceeding the agreed amount.

Except as expressly required by the De-SPAC Transaction Documents, in relation to the implementation of the De-SPAC Transaction and/or the PIPE Investments or if the Target Company has given its prior consent in writing or as required by applicable law, Aquila will be subject to certain restrictive covenants during the Pre-Closing Period including, but not limited to, not (i) modifying the Escrow Agreement, (ii) repurchasing or redeeming any shares other than the pursuant to the Share Redemption, (iii) paying any distribution or dividends, (iv) incurring any financial debt and (v) offering or issuing any equity securities (other than issuance of Aquila Class A Shares in connection with the exercise of any outstanding Aquila Warrants).

During the Pre-Closing Period, Aquila and the Target Company may (i) execute one or more agreements with one or more investors for equity subscription on substantially the same terms as the PIPE Investments and/or (ii) enter into a placing agreement with the Overall Coordinators and additional third-party broker(s) for the placement of Successor Company Class A Shares at the price of HK$10.00 per share to investors for an aggregate subscription amount of up to HK$1 billion that would constitute a Permitted Equity Financing; provided that unless otherwise agreed by Aquila and the Target Company in writing, no such agreement shall provide for the issuance of any equity securities of the Target Company other than the Successor Company Class A Shares. The purpose of the Permitted Equity Financing is to satisfy the requirement under Listing Rule 18B.65 for there to be a minimum number of 100 Professional Investors at the time of listing of the Successor Company. Details of any Permitted Equity Financing will be announced by Aquila.

Each of Aquila and the Target Company has agreed to use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Permitted Equity Financing as may be reasonably requested by each other.

(h)	Lock-up undertakings

From the date of the Business Combination Agreement until the Effective Time, the Target Company will obtain 12-month lock-up undertakings from the date of Closing from any holders of Successor Company Shares issued upon the exercise by such holder of options granted pursuant to the Target Company ESOP for the 12-month period from Closing (it being noted that any Successor Company Shares issued to the Major Target Shareholders will be subject to the 12-month lock-up restrictions as provided in the Controlling Shareholders Lock-up Agreement).

(i)	Termination

The Business Combination Agreement may be terminated prior to the Effective Time only as follows:

(i)	by mutual written agreement of each of Aquila and the Target Company;

(ii)	by Aquila or the Target Company, if there is in effect any (1) applicable law or (2) final and non-appealable governmental order issued or entered into by any court or other tribunal of competent jurisdiction that, in each case, permanently restrains, makes illegal or otherwise prohibits the completion of the De-SPAC Transaction;

LETTER FROM THE AQUILA BOARD

(iii)	by Aquila or the Target Company, if the Unconditional Date has not occurred by the Longstop Date, provided that such Longstop Date may be extended by an additional period of up to six months by the mutual written consent of Aquila and the Target Company and subject to compliance with Listing Rule 18B.71 which requires the approval of the Aquila Class A Shareholders;

(iv)	by Aquila or the Target Company, if Aquila fails to obtain the required Aquila Shareholders’ approval of the De-SPAC Transaction;

(v)	by Aquila, if the Target Company has materially breached or failed to perform any of its warranties or covenants, which breach or failure to perform (1) would result in the failure of a condition set out in “– (f) Conditions to Closing – (2) Additional Conditions to obligations of Aquila” above to be satisfied and (2) is not capable of being cured by the Longstop Date or, if capable of being cured by the Longstop Date, is not cured by the prescribed time period; and

(vi)	by the Target Company, if Aquila has materially breached or failed to perform any of its warranties or covenants, which breach or failure to perform (1) would result in the failure of a condition set out in “– (f) Conditions to Closing – (3) Additional Conditions to obligations of the Target Company” above to be satisfied and (2) is not capable of being cured by the Longstop Date or, if capable of being cured by the Longstop Date, is not cured by the prescribed time period.

Upon termination of the Business Combination Agreement, such agreement will become void and have no effect and the De-SPAC Transaction will not proceed, except that certain surviving provisions will survive termination.

(j)	Closing

Closing will occur immediately upon completion of the transactions contemplated to take place immediately after the Effective Time, including, but not limited to, the transactions set out in “– (e) Merger consideration” above.

Subject to the satisfaction (or if applicable and permitted by law, waiver) of the Conditions, it is currently expected that Closing will take place in the first quarter of 2025.

2.	Bonus Share Issue

As explained in “F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (e) Merger consideration” above, immediately following the Effective Time, (i) the Relevant Aquila Class A Shareholders (i.e. Aquila Class A Shareholders (excluding the holders of Aquila Class A Shares issued in connection with the Aquila Class B Conversion, the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders)) will receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share for every Aquila Class A Share they held immediately prior to the Effective Time, and (ii) holders of Aquila Class A Shares issued in connection with the Aquila Class B Conversion will receive one newly issued Successor Company Class A Share for every Aquila Class A Share they held immediately prior to the Effective Time. No fraction of a Successor Company Class A Share will be issued and the entitlement of each Relevant Aquila Class A Shareholder to receive the Successor Company Class A Shares by virtue of the Merger will be rounded down to the nearest whole number.

The entitlement of the Relevant Aquila Class A Shareholders to receive the Bonus Share, being the additional five hundredths (0.05) of a newly issued Successor Company Class A Share for each Aquila Class A Share held by them, is intended to incentivize the Aquila Class A Shareholders not to exercise their Share Redemption Right and Appraisal Right in connection with the De-SPAC Transaction and to be shareholders of the Successor Company upon completion of the De-SPAC Transaction. The number of Bonus Shares to be issued was determined through commercial negotiations among the Parties to the Business Combination Agreement.

LETTER FROM THE AQUILA BOARD

For the avoidance of doubt, (i) if a Relevant Aquila Class A Shareholder has validly exercised its Share Redemption Right with respect to a portion (but not all) of its Aquila Class A Shares, such Relevant Aquila Class A Shareholder will receive Bonus Shares with respect to such portion of its Aquila Class A Shares that it has not elected to redeem pursuant to the exercise of the Share Redemption Right and (ii) a Dissenting Aquila Shareholder (even if such shareholder (I) fails to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses his, her or its Appraisal Right under the Cayman Companies Act and receives one newly issued Successor Company Class A Share for each Dissenting Aquila Share) will not receive any Bonus Shares with respect to all of his, her or its Dissenting Aquila Shares.

The Bonus Share Issue forms part of the transactions contemplated under the Business Combination Agreement as part of the De-SPAC Transaction, which is subject to the approval of the Aquila Shareholders at the EGM by ordinary resolution.

3.	Basis of the Negotiated Value of the Target Company

The negotiated value of the Target Company in the De-SPAC Transaction (the “Negotiated Value”) is HK$10,004,000,000. The Negotiated Value represents the fair value of the Target Company and was determined through arm’s length negotiations with the PIPE Investors (who have undertaken independent due diligence on the Target Company) with reference to:

(a)	Most recent round of pre-listing investment: The Target Company raised an aggregate of RMB430,000,000 from four experienced investors in the most recent round of pre-listing investment in 2018. The Target Company’s post-money valuation after this round of investment was HK$9,231,000,000. The Negotiated Value represents an approximately 8.4% increase from such valuation.

(b)	Business development and performance after the most recent round of pre-listing investment: The Target Group has demonstrated significant growth in recent years. In particular, total transaction volume increased at a CAGR of 45.4% from 8.1 million tons in 2018 to 36.2 million tons in 2022; meanwhile, its GMV increased at a CAGR of 46.8% from RMB34.9 billion in 2018 to RMB162.1 billion in 2022. The Target Group has accumulated a broad base of buyers, with over 181,100 registered buyers connected on its digital platform as of September 30, 2024.

(c)	Business prospects: China’s online steel transactions market has experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by increasing online steel transactions market penetration rate from 20.8% in 2023 to 40.6% in 2028, which will in turn create abundant opportunities for the Target Company to capitalize on.

Notwithstanding the Target Group’s net losses in each period during the Track Record Period, the Target Group achieved positive operating cash flow in 2022 and 2023 and the nine months ended September 30, 2024 and has significant potential in its business model and future performance. The Target Group offers a comprehensive range of services and has a strong brand name. It has been growing its buyer base through targeted business development initiatives, such as setting up local service stations throughout the PRC. The Target Group has also successfully developed a robust business model, a highly flexible digital platform and deep industry know-how and network, which allows it to expand into non-steel sectors. Furthermore, the Target Group has been enhancing its efficiency and improving its operating leverage by cross selling of various transaction support services, such as logistics services. The Target Group expects that these will propel it to achieve profitability and sustainable growth in the future.

The net liabilities of the Target Group as at September 30, 2024 were RMB6,490.7 million. The book value of the Target Group excluding the value of convertible preferred shares as at September 30, 2024 was RMB330.9 million.

Note:The convertible preferred shares in the Target Company will be re-designated from liabilities to equity as a result of the automatic conversion into ordinary shares upon the listing of the Successor Company.

LETTER FROM THE AQUILA BOARD

The funds raised from Aquila’s initial public offering prior to any redemptions amounted to HK$1,000,650,000. For the purpose of Listing Rule 18B.39, 80% of such amount is HK$800,520,000 (the “Benchmark Value”). The Aquila Board and the Joint Sponsors are of the view that the Target Company has a fair market value exceeding the Benchmark Value as of the date of the Business Combination Agreement on the basis that the Negotiated Value is greater than the Benchmark Value by approximately 1,149.7%, and such Negotiated Value, having been determined by negotiations with the PIPE Investors who have undertaken independent due diligence on the Target Company, provides support for the valuation of the Target Company and represents the fair market value of the Target Company. In particular, among such PIPE Investors, Xuzhou Zhenxin, OPIM, Orient Asset Management and Trafigura HK satisfy the relevant “sophisticated investor” requirements under the Listing Rules as discussed in “G. PIPE Investments – 4. Information on the PIPE Investors” below, whose investment amount in aggregate represents more than a majority (53.71%) of the PIPE Investment Amount.

4.	The Successor Board

Immediately after the Effective Time, the Successor Board will comprise nine directors, as follows:

(a)	four executive directors designated by the Target Company, who will be Mr. Wang Dong, Mr. Wang Changhui, Ms. Gong Yingxin and Ms. Zhou Min;

(b)	one non-executive director designated by the Target Company, who will be Mr. Ye Qian;

(c)	one non-executive director designated by Aquila, who will be Mr. Jiang Rongfeng; and

(d)	three independent non-executive directors, who will be Mr. Chen Yin, Mr. Wang Weisong and Mr. Wang Xiang.

G.	PIPE INVESTMENTS

1.	Principal terms of the PIPE Investments

(a)	Subject Matter

Pursuant to the PIPE Investment Agreements, the PIPE Investors have agreed to, by themselves or through their respective Qualified Investment Schemes, subscribe for, and the Successor Company has agreed to issue to the PIPE Investors (or their respective Qualified Investment Schemes, if applicable), the PIPE Investment Shares at the price of HK$10.00 per PIPE Investment Share.

(b)	Conditions Precedent

The obligations of each PIPE Investor and the Successor Company to consummate the PIPE Investments pursuant to the relevant PIPE Investment Agreements are subject to the satisfaction of the following conditions (or if applicable, waived by the PIPE Investor and/or the Successor Company in writing as applicable to the extent permitted by applicable law):

Conditions to the obligations of all parties

(i)	all of the approvals required to consummate the De-SPAC Transaction (including, but not limited to, the approval of the Aquila Shareholders and the approval granted by the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares) having been granted and such grant and permission not having been withdrawn and all of the conditions precedent to the closing of the Merger set forth in the Business Combination Agreement having been satisfied (or validly waived pursuant to the terms thereof);

LETTER FROM THE AQUILA BOARD

(ii)	no laws having been enacted or promulgated by any governmental authority which prohibits the consummation of the transactions contemplated in the PIPE Investment Agreements or the Business Combination Agreement and there having been no orders or injunctions from a court of competent jurisdiction in effect which preclude or prohibit consummation of such transactions;

Conditions to the obligations of the PIPE Investors

(iii)	the respective representations and warranties made by Aquila and the Target Company in the respective PIPE Investment Agreements being true and correct in all respects at and as of the date of closing (other than representations and warranties that speak as of an earlier date, in which case they shall have been true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct would not reasonably be expected to prevent, materially delay, or materially impair the ability of Aquila or the Target Company (as applicable) to comply in all material respects with the terms of the respective PIPE Investment Agreements;

(iv)	Aquila and the Target Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the respective PIPE Investment Agreement to be performed, satisfied or complied with by it at or prior to the closing of the respective PIPE Investments, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of Aquila or the Target Company (as applicable) to consummate the closing of the respective PIPE Investments;

Conditions to the obligations of the Successor Company

(v)	the representations and warranties made by the PIPE Investors in the respective PIPE Investment Agreements being true and correct in all respects at and as of the date of closing (other than representations and warranties that speak as of an earlier date, in which case they shall have been true and correct in all respects as of such earlier date), except to the extent that the failure of such representations and warranties to be so true and correct would not reasonably be expected to prevent, materially delay, or materially impair the ability of the respective PIPE Investor to comply in all material respects with the terms of the respective PIPE Investment Agreements; and

(vi)	the PIPE Investors having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the respective PIPE Investment Agreement to be performed, satisfied or complied with by it at or prior to the closing of the respective PIPE Investments, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the respective PIPE Investor to consummate the closing of the respective PIPE Investments.

(c)	Closing

The PIPE Investors will, by themselves or through their respective Qualified Investment Schemes, subscribe for the PIPE Investment Shares contemporaneously with the closing of the Merger, at such time and in such manner as shall be determined by Aquila and the Target Company.

(d)	Termination

If payment of the PIPE Investment Amount (whether in whole or in part) is not received or settled in the time and manner stipulated in the PIPE Investment Agreements, Aquila and the Target Company reserve the right in their absolute discretion to terminate the respective PIPE Investment Agreement.

LETTER FROM THE AQUILA BOARD

Any PIPE Investment Agreement will also terminate upon the earliest to occur of:

(i)	the mutual written agreement of each of the parties to terminate such PIPE Investment Agreements;

(ii)	such date and time as the Business Combination Agreement is validly terminated in accordance with its terms; or

(iii)	30 days after the Longstop Date, if the closing of the relevant PIPE Investment has not occurred by such date other than as a result of a breach of the relevant PIPE Investor’s obligations under such PIPE Investment Agreement.

(e)	Restrictions on PIPE Investors

Each PIPE Investor has agreed that:

(i)	except with the prior written consent of Aquila and the Target Company, the aggregate holding of each PIPE Investor and its respective close associates in the total issued share capital of the Successor Company will be less than 10% (or such other percentage as provided in the Listing Rules from time to time for the definition of substantial shareholder) at all times; and

(ii)	other than the respective PIPE Investment Agreements, each PIPE Investor will not enter into any other arrangement or agreement, including any side letter, with Aquila, the Target Company, any controlling shareholder of the Target Company or any other member of the Target Group in connection with the De-SPAC Transaction and the PIPE Investments.

During the Pre-Closing Period, Aquila and the Target Company may (i) enter into one or more agreements with one or more investors for equity subscription on substantially the same terms as the PIPE Investments and/or (ii) enter into a placing agreement with the Overall Coordinators and additional third-party broker(s) for the placement of Successor Company Class A Shares at the price of HK$10.00 per share to investors that would constitute a Permitted Equity Financing. See “F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (g) Pre-Closing obligations and Permitted Equity Financing” above for further details.

2.	PIPE Investment Amount

Details of the respective PIPE Investment Amount for the subscription of PIPE Investment Shares by each PIPE Investor are set out below:

PIPE Investors	Number of PIPE Investment Shares	PIPE Investment Amount	PIPE Investment Amount as a percentage of negotiated value of the Target Company
		(HK$)
Xuzhou Zhenxin Venture Capital Co., Ltd. (徐州臻心創業投資有限公司) (“Xuzhou Zhenxin”)	10,000,000	100,000,000	1.00%
OPIM Holdings Limited (“OPIM”)(1)	10,000,000	100,000,000	1.00%
Orient Asset Management (Hong Kong) Limited (“Orient Asset Management”)	5,500,000	55,000,000	0.55%
Trafigura Hong Kong Limited (“Trafigura HK”)	3,280,000	32,800,000	0.33%

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PIPE Investors	Number of PIPE Investment Shares	PIPE Investment Amount	PIPE Investment Amount as a percentage of negotiated value of the Target Company
		(HK$)
Ninghai Zhenwei Jingyuan Equity Investment Partnership L.P. (寧海真為經遠股權投資合夥企業(有限合夥)) (“Ninghai Zhenwei”)(2)	16,300,000	163,000,000	1.63%
Xuchang Jianan Industrial Investment Development Co., Ltd. (許昌建安產業投資發展有限公司) (“Xuchang Industrial Investment”)	5,500,000	55,000,000	0.55%
Spring Prosper Pte. Ltd.(3)	2,000,000	20,000,000	0.20%
Zhengzhou Chengxin Public Utilities Service Co., Ltd. (鄭州誠信公用事業服務有限公司) (“Zhengzhou Chengxin”)	1,000,000	10,000,000	0.10%

Total(4)	53,580,000	535,800,000	5.36%

Notes:

(1)	On February 5, 2025, Aquila and the Target Company entered into a PIPE Investment Agreement with Gusto Fund Limited (“Gusto”), a BVI-incorporated approved fund under OPIM’s management, pursuant to which Gusto agreed to subscribe for 10,000,000 PIPE Investment Shares at the price of HK$10.00 per PIPE Investment Share contemporaneously with the closing of the De-SPAC Transaction. For details, please refer to the announcement dated February 5, 2025 issued by Aquila.

(2)	For the purpose of the above table, it is assumed that the PIPE Investment Amount is HK$163,000,000 and the number of PIPE Investment Shares is 16,300,000. See “4. Information on the PIPE Investors – (e) Ninghai Zhenwei” below for details.

(3)	As disclosed in the De-SPAC Announcement, Aquila, the Target Company and Gold Wings Holdings Limited (“Gold Wings”) entered into a PIPE Investment Agreement pursuant to which Gold Wings agreed to subscribe for, and the Successor Company agreed to issue to Gold Wings, 2,000,000 PIPE Investment Shares at the price of HK$10.00 per PIPE Investment Share contemporaneously with the closing of the De-SPAC Transaction. On December 18, 2023, Aquila, the Target Company, Gold Wings and Spring Prosper Pte. Ltd. entered into a novation agreement pursuant to which Gold Wings novated its rights and obligations under its PIPE Investment Agreement to Spring Prosper Pte. Ltd. The terms of the PIPE Investment by Spring Prosper Pte. Ltd. remain the same as that for Gold Wings. For details, please refer to the announcement dated December 18, 2023 issued by Aquila.

(4)	As disclosed in the De-SPAC Announcement, Aquila, the Target Company and each of Shanghai Hao Yuan Property Management Co., Ltd. (上海昊遠物業管理有限公司) (“Shanghai Hao Yuan”), Sichuan Pu Xin Chan Rong Investment Co., Ltd. (四川璞信產融投資有限責任公司) (“Sichuan Pu Xin”) and Chongqing Yulong Asset Management (Group) Limited (重慶渝隆資產經營(集團)有限公司) (“Yulong Group”) entered into a PIPE Investment Agreement pursuant to which Shanghai Hao Yuan, Sichuan Pu Xin and Yulong Group agreed to subscribe for 5,450,000 PIPE Investment Shares, 1,500,000 PIPE Investment Shares and 10,000,000 PIPE Investment Shares, respectively, at the price of HK$10.00 per PIPE Investment Share contemporaneously with the closing of the De-SPAC Transaction. On January 22, 2025, Aquila and the Target Company entered into termination agreements with each of Shanghai Hao Yuan and Sichuan Pu Xin, pursuant to which the respective PIPE Investment Agreements with these PIPE Investors were terminated. For details, please refer to the announcement dated January 22, 2025 issued by Aquila. On February 5, 2025, Aquila and the Target Company entered into a termination agreement with Yulong Group, pursuant to which the PIPE Investment Agreement with Yulong Group was terminated. For details, please refer to the announcement dated February 5, 2025 issued by Aquila.

The PIPE Investment Amount for each PIPE Investment was determined after arm’s length negotiation between the parties to the respective PIPE Investment Agreements taking into account the pre-money equity value of the Target Company of HK$10,004,000,000, the effect of the De-SPAC Transaction on shareholdings in the Successor Company, the current development plan of the Target Company and its need for proceeds.

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The PIPE Investment Amount is expected to be funded by the respective PIPE Investors by internal funds and/or external financing. At least three Business Days prior to the scheduled date of closing of the PIPE Investments, each PIPE Investor will deliver to the Target Company its respective PIPE Investment Amount in Hong Kong dollars by wire transfer in immediately available clear funds without any deduction or set-off to the bank account specified by the Target Company to be held in escrow until closing.

3.	Total Funds to be Raised from Independent PIPE Investors

The Target Company has applied to the Stock Exchange to exercise its discretion to accept, and the Stock Exchange has accepted, a lower minimum independent third party investment requirement under Listing Rule 18B.41.

4.	Information on the PIPE Investors

(a)	Xuzhou Zhenxin

Xuzhou Zhenxin is a wholly-owned subsidiary of Xuzhou Industrial Development Holding Group Co., Ltd. (“Xuzhou Industrial Development”). Xuzhou Industrial Development, wholly controlled by State-owned Assets Supervision and Administration Commission of Xuzhou Government (徐州市人民政府國有資產監督管理委員會), is the holding company of a large state-owned holding group which primarily focuses on industrial investment and operation. Xuzhou Industrial Development, which will invest in the Successor Company via Xuzhou Zhenxin, had over HK$8 billion of assets under management as of September 30, 2024.

(b)	OPIM

OPIM is a leading asset management company based in Hong Kong. Wealthink AI-Innovation Capital Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1140), holds 30% of the issued ordinary shares and 100% of the non-preference shares of OPIM through its wholly owned subsidiary. No other shareholder holds 30% or more equity interests in OPIM. Gusto, a BVI-incorporated approved fund wholly-owned by OPIM and under OPIM's management, will invest in the Successor Company. As publicly disclosed, OPIM managed over 35 funds as at the end of 2023, and the scale of fund managed was over USD1.2 billion.

(c)	Orient Asset Management

Orient Asset Management is a subsidiary of Orient Finance Holdings (Hong Kong) Limited and is licensed to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong by the SFC. Orient Finance Holdings (Hong Kong) Limited is a wholly-owned subsidiary of DFZQ (東方證券股份有限公司), which is listed on the Stock Exchange (stock code: 3958) and the Shanghai Stock Exchange (stock code: 600958). Orient Asset Management had over HK$8 billion of assets under management as of September 30, 2024.

(d)	Trafigura HK

Trafigura HK is a wholly-owned subsidiary of Trafigura Group Pte. Ltd. (“Trafigura”) and mainly engaged in investment of commodities trading industry. Founded in 1993 and headquartered in Singapore, Trafigura is a Fortune Global 500 company and a market leader in the global commodities industry. The principal business activities of Trafigura and its subsidiaries (“Trafigura Group”) are trading in crude and petroleum products, power and renewables, non-ferrous concentrates, refined metals and bulk commodities such as coal and iron ore. Trafigura Group also invests in assets, including through investments in associates, which have strong synergies with its core trading activities. These include storage terminals, service stations, metal warehouses, industrial facilities and mines. Trafigura is ultimately controlled by Farringford Foundation, which is established under the laws of Panama. Trafigura had over HK$8 billion of assets under management as of March 31, 2024.

LETTER FROM THE AQUILA BOARD

(e)	Ninghai Zhenwei

Ninghai Zhenwei is a limited liability partnership established in the PRC, which is managed by its general partner, Real Fund Management Co., Ltd. (真為投資基金管理有限公司) (“Real Fund”). Real Fund is primarily engaged in investment management and investment consultancy of non-securities business. Real Fund is held by Liu Bin (劉斌) and Anji Henglin Trading Co., Ltd. (安吉恒林商貿有限公司) (“Anji Henglin”) as to approximately 51.7% and 30.0%, respectively. Anji Henglin is held by Wang Jianglin (王江林) and Mei Yimin (梅益敏) as to 90.0% and 10.0%, respectively. None of the remaining shareholders of Real Fund hold 30% or more equity interests in Real Fund. The sole limited partner of Ninghai Zhenwei is Ninghai Zhenwei Danqiu Equity Investment Partnership (Limited Partnership) (寧海真為丹秋股權投資合夥企業(有限合夥)), which is managed by its general partner, Real Fund.

Pursuant to a supplemental agreement to the PIPE Investment Agreement dated January 22, 2025 (the “Ninghai Zhenwei Supplemental Agreement”), Ninghai Zhenwei designated Beijing Zhenwei Yixing Management Consulting Partnership L.P. (北京真為毅行管理諮詢合夥企業(有限合夥)) (“Beijing Zhenwei”), a limited partnership established in the PRC, where Ninghai Zhenwei is the sole limited partner and Real Fund is the general partner, to subscribe for and hold the PIPE Investment Shares and pay the PIPE Investment Amount. The parties further agreed in the Ninghai Zhenwei Supplemental Agreement that the PIPE Investment Amount would be the Hong Kong dollar equivalent of RMB150,000,000, converted at the relevant exchange rate on the date which is three business days before the date of Closing (the “HK$ Equivalent Amount”), provided that if the HK$ Equivalent Amount is more than or less than HK$163,000,000, the PIPE Investment Amount to be paid by Beijing Zhenwei will be increased or reduced (as the case may be) to the HK$ Equivalent Amount and the number of PIPE Investment Shares to be subscribed by Beijing Zhenwei will be determined by dividing the HK$ Equivalent Amount by HK$10.00, rounded down to the nearest integer. The final PIPE Investment Amount and the final number of PIPE Investment Shares to be subscribed by Beijing Zhenwei at Closing will be announced by the Successor Company following Closing.

(f)	Xuchang Industrial Investment

Xuchang Industrial Investment is a limited liability company established in the PRC and mainly engaged in the investment of industry, agriculture, service, business, transposition, property and infrastructure. Xuchang Industrial Investment is wholly-owned by Finance Bureau of Jiang’an District of Xuchang (許昌市建安區財政局).

Given that Xuchang Industrial Investment and Zhengzhou Chengxin (see paragraph (j) below) are both under the Henan Provincial government, they have agreed to make their respective PIPE Investments in the Successor Company through Beijing Bingrong Zhaogang Innovation Management Consulting Partnership (Limited Partnership) (北京秉榮找鋼創新管理諮詢合夥企業(有限合夥)) (“Beijing Bingrong”), which is owned as to 0.02% by its general partner, Hangzhou Bingrong Investment Management Co., Ltd. (杭州秉榮投資管理有限公司) (“Hangzhou Bingrong”) and 99.98% by its limited partner, Henan Bingrong Innovation Equity Investment Fund Partnership (Limited Partnership) (河南秉榮創新股權投資基金合夥企業(有限合夥) (“Henan Bingrong”). Henan Bingrong is owned as to 0.01% by its general partner, Hangzhou Bingrong, 79.992% by its limited partner, Xuchang Industrial Investment, and 19.998% by its limited partner, Zhengzhou Chengxin. Hangzhou Bingrong is held as to 65.1% by Xizang Bingrong Venture Capital Management Co., Ltd. (西藏秉榮創業投資管理有限公司), which is wholly owned by Luo Jianchao (羅劍超), and 34.9% by Bingyuan Investment Holdings Limited (秉原投資控股有限公司), which is wholly owned by Henan Zhongyuan Expressway Company Limited (河南中原高速公路股份有限公司), a company listed on the Shanghai Stock Exchange (stock code: 600020). Hangzhou Bingrong and its ultimate beneficial owners are third parties independent of Aquila and the Target Company and their respective connected persons.

LETTER FROM THE AQUILA BOARD

Pursuant to a supplemental agreement to the PIPE Investment Agreement dated January 22, 2025, Xuchang Industrial Investment and Zhengzhou Chengxin designated Beijing Bingrong to subscribe for and hold the PIPE Investment Shares and pay the PIPE Investment Amount.

(g)	Spring Prosper Pte. Ltd.

Spring Prosper Pte. Ltd. was incorporated in Singapore on September 30, 2019, and is wholly owned by Christopher Davidson Campbell. Spring Prosper Pte. Ltd. is primarily engaged in financial services related activities.

(h)	Zhengzhou Chengxin

Zhengzhou Chengxin is a limited liability company established in the PRC and mainly engaged in the management of public utilities. Zhengzhou Chengxin is ultimately wholly-owned by State-owned Assets Affairs Centre of Shangjie District of Zhengzhou (鄭州市上街區國有資產事務中心).

Given that Xuchang Industrial Investment and Zhengzhou Chengxin are both under the Henan Provincial government, they have agreed to make their respective PIPE Investments in the Successor Company through Beijing Bingrong. See “(f) Xuchang Industrial Investment” above for details.

To the best of the Aquila Directors’ knowledge, information and belief having made all reasonable enquiries, (i) each of the PIPE Investors and its ultimate beneficial owner(s) are third parties independent of Aquila and the Target Company and their respective connected persons; (ii) each of the PIPE Investors satisfies the independence requirements consistent with those that apply to an independent financial advisor under Listing Rule 13.84; (iii) each of the PIPE Investors is a Professional Investor; and (iv) Xuzhou Zhenxin, OPIM, Orient Asset Management and Trafigura HK satisfy the “sophisticated investor” requirements in Chapter 2.4 of the Listing Guide.

H.	PROMOTER EARN-OUT RIGHT

As disclosed in the Aquila Offering Circular, the Promoter Agreement, dated as of March 13, 2022 by and among Aquila, the Promoters and other parties named therein, provides that the Promoters are entitled to receive additional Aquila Class A Shares, subject to approval of the Aquila Shareholders as part of the De-SPAC Transaction.

Pursuant to the Promoters Earn-out and Lock-up Agreement, the Promoters are granted the right to receive 12,508,125 new Successor Company Class A Shares, credited as fully paid (the “Promoter Earn-out Shares”), to be issued by the Successor Company upon the satisfaction of the conditions described below and subject to the adjustments described below (the “Promoter Earn-out Right”). The number of Promoter Earn-out Shares together with the number of Aquila Class B Shares (for which the Promoters will receive an equivalent number of Successor Company Class A Shares immediately following the Effective Time), represents 29.275% of the total number of shares that Aquila had in issue as at the date of its listing.

The Promoter Earn-out Right will be triggered only if the volume weighted average price of the Successor Company Class A Shares (calculated based on the daily quotation sheets of the Stock Exchange) equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing and ending on the fifth anniversary of the date of Closing. For the avoidance of doubt, the Promoters will only be entitled to receive the Promoter Earn-out Shares once (if applicable). The Promoters will notify the Successor Company in writing promptly after the conditions triggering the Promoter Earn-out Right are satisfied. The Successor Company will as soon as practicable thereafter publish an announcement to inform Successor Company Shareholders that the Promoter Earn-out Right has been triggered and will publish a further announcement after the Promoter Earn-out Shares have been issued.

LETTER FROM THE AQUILA BOARD

The number of Promoter Earn-out Shares is subject to adjustment following Closing if the Aquila Contributed Funds are less than HK$200 million, in which case the number of Promoter Earn-out Shares that will be issued pursuant to the Promoter Earn-out Right will be reduced by such number (the “Adjustment Amount”) being equal to the difference between HK$200 million and the Aquila Contributed Funds multiplied by 1/400,000,000 multiplied by 12,508,125, rounded down to the nearest whole number, and provided that the Adjustment Amount will be subject to a maximum of 6,254,062 Promoter Earn-out Shares. The formula for calculating the Adjustment Amount was determined through commercial negotiations by the parties.

The Promoter Earn-out Right does not entitle the Promoters to any other rights such as voting or dividend rights in respect of the Promoter Earn-out Shares prior to their issuance.

The Promoter Earn-out Right is subject to approval by ordinary resolution at the EGM of the Aquila Shareholders convened to approve the De-SPAC Transaction, and the Promoters and their close associates cannot vote on the relevant ordinary resolution regarding the Promoter Earn-out Right.

The Promoter Earn-out Right will be cancelled and become void if the De-SPAC Transaction is not completed.

I.	OTHER ARRANGEMENTS

1.	Promoters Earn-out and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, Aquila, the Target Company, the Promoters and other parties named therein entered into the Promoters Earn-out and Lock-up Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, each of the Promoters has agreed (a) not to transfer the Successor Company Shares held by such Promoter for a period of twelve months from the date of Closing, and (b) to unconditionally and irrevocably waive their Appraisal Right pursuant to the Cayman Companies Act in respect to all Aquila Shares held by such Promoter with respect to the Merger.

As explained in “F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (e) Merger consideration” above, immediately following the Effective Time, each Aquila Promoter Warrant will be automatically canceled and cease to exist in exchange for one Successor Company Promoter Warrant (subject to adjustment as explained below).

Pursuant to the Promoters Earn-out and Lock-up Agreement, each of the Promoters has agreed that the number of Successor Company Promoter Warrants will be subject to adjustment following Closing as follows:

(a)	if the Aquila Contributed Funds are less than HK$200 million, all of the Successor Company Promoter Warrants will be forfeited and cancelled for no consideration; or

(b)	if the Aquila Contributed Funds are equal to or greater than HK$200 million but less than HK$500 million, the number of Successor Company Promoter Warrants to be forfeited and cancelled will be equal to the difference between HK$500 million and the Aquila Contributed Funds multiplied by 1/300,000,000 multiplied by the total number of Aquila Promoter Warrants issued and outstanding as of immediately prior to the Effective Time, rounded down to the nearest whole number.

LETTER FROM THE AQUILA BOARD

If the Aquila Contributed Funds are equal to or greater than HK$500 million, no adjustment will be made to the number of Successor Company Promoter Warrants and no Successor Company Promoter Warrant will be forfeited and cancelled, in which case the number of Successor Company Promoter Warrants upon completion of the De-SPAC Transaction will be equal to the number of Aquila Promoter Warrants immediately prior to the Effective Time.

The amount of the Aquila Contributed Funds will be finally determined by the Successor Company and the Promoters (each acting in good faith) pursuant to the Promoters Earn-out and Lock-up Agreement.

The Promoters Earn-out and Lock-up Agreement also provides for the Promoter Earn-out Right as detailed under the section headed “H. Promoter Earn-out Right” above.

2.	Controlling Shareholders Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, Aquila, the Target Company, the Controlling Shareholders and certain other parties named therein entered into the Controlling Shareholders Lock-up Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, each Controlling Shareholder has agreed not to, and will procure that none of their intermediate holding entities will, transfer any securities of the Successor Company beneficially owned by such Controlling Shareholder for a period of twelve months from the date of Closing.

3.	Orderly Sale Agreement

Concurrently with the execution of the Business Combination Agreement, Aquila, the Target Company and certain shareholders of the Target Company (other than the Controlling Shareholders) which in aggregate hold 99.1% of the Target Company Preferred Shares as of the date of the Business Combination Agreement (each a “Restricted Shareholder”) entered into the Orderly Sale Agreement, pursuant to which, among other things and subject to the terms and conditions set forth therein, each Restricted Shareholder has agreed, for the initial consecutive 30-day period commencing on the date of Closing and for each subsequent consecutive 30-day period thereafter until the end of 180 days from the date of Closing, not to sell or otherwise dispose of more than 2% of the Successor Company Class A Shares held by such Restricted Shareholder as of immediately after Closing (the “Base Monthly Permitted Amount”); provided that if the amount of Successor Company Class A Shares sold or otherwise disposed of by a Restricted Shareholder in any given 30-day period is less than the Base Monthly Permitted Amount, in any subsequent 30-day period such Restricted Shareholder may sell or otherwise dispose of additional Successor Company Class A Shares equal to the balance of such Base Monthly Permitted Amount, subject to the condition that such Restricted Shareholder shall not sell or otherwise dispose of more than 5% of the Successor Company Class A Shares held by such Restricted Shareholder immediately after Closing during any subsequent 30-day period within the first 180 days from the date of Closing.

4.	Successor Company Listed Warrant Instrument

Concurrently with the execution of the Business Combination Agreement, the Target Company approved and adopted the Successor Company Listed Warrant Instrument, to take effect immediately prior to the Merger and containing the terms and conditions of the Successor Company Listed Warrants, which are substantially the same as the terms and conditions of the Aquila Listed Warrants under the Aquila Listed Warrant Instrument. Details of the terms of the Successor Company Listed Warrants are set out in “Appendix VIII – Information on the Successor Company Listed Warrants”.

LETTER FROM THE AQUILA BOARD

5.	Successor Company Promoter Warrant Agreement

Concurrently with the execution of the Business Combination Agreement, the Target Company, the Promoters and certain other parties named therein entered into the Successor Company Promoter Warrant Agreement, to take effect immediately prior to the Merger and containing the terms and conditions of the Successor Company Promoter Warrants, which are substantially the same as the terms and conditions of the Aquila Promoter Warrants under the Aquila Promoter Warrant Agreement.

The terms of the Successor Company Promoter Warrants are identical to those of the Successor Company Listed Warrants, including with respect to the warrant exercise and redemption provisions, except that the Successor Company Promoter Warrants (i) will not be listed, and (ii) are not exercisable until 12 months after the date of Closing as required by the Listing Rules.

6.	Amendment of the Aquila Listed Warrant Instrument

Pursuant to Condition 11.2(a)(iii) of the terms and conditions of the Aquila Listed Warrants set out in schedule 2 to the Aquila Listed Warrant Instrument, the Aquila Board has resolved to add the following new clause 5A to the Aquila Listed Warrant Instrument:

“5A. Exchange of Listed Warrants for Successor Company Listed Warrants and Termination of This Instrument

In the event that the Successor Company which is listed on the Stock Exchange upon the completion of a De-SPAC Transaction is the De-SPAC Target and not the Company:

(a)	each Listed Warrant may by a resolution of the board of directors of the Company be cancelled in exchange for an equivalent listed warrant in the Successor Company on substantially the same terms and conditions as the Listed Warrants; and

(b)	this Instrument may by a resolution of the board of directors of the Company be terminated upon the Successor Company executing a warrant instrument with substantially the same terms and conditions as this Instrument.”

The Aquila Board has deemed the addition of clause 5A to the Aquila Listed Warrant Instrument (a) to be necessary or desirable to give effect to the arrangements of the De-SPAC Transaction with respect to the Aquila Listed Warrants, and (b) on the basis that each Aquila Listed Warrant will be exchanged for an equivalent Successor Company Listed Warrant on substantially the same terms and conditions, and the Successor Company will assume each such Aquila Listed Warrant in accordance with its terms, the addition of such clause 5A to the Aquila Listed Warrant Instrument would not adversely affect the rights of the Aquila Listed Warrantholders in any material respect.

Based on the above, the amendment to the Aquila Listed Warrant Instrument does not require the consent of any holder of the Aquila Listed Warrants pursuant to the terms of the Aquila Listed Warrant Instrument but is subject to the approval of the Stock Exchange under Listing Rule 15.06, the approval of which has been granted.

A notice of the above amendment to the Aquila Listed Warrant Instrument has been given to the Aquila Listed Warrantholders by way of an announcement published on the websites of the Stock Exchange and Aquila.

Further amendments will need to be made to the Aquila Listed Warrant Instrument to provide for the Warrant Redemption. See “– Q. Warrant Redemptions” for further details.

LETTER FROM THE AQUILA BOARD

J.	EFFECT OF THE DE-SPAC TRANSACTION ON SHAREHOLDINGS IN AQUILA AND THE SUCCESSOR COMPANY

As explained in “F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (e) Merger consideration” above, immediately prior to the Effective Time, each Aquila Class B Share will automatically cease to exist and will be converted into one Aquila Class A Share in accordance with the terms of the Aquila Articles, and immediately following the Effective Time, (i) each Aquila Class A Share (excluding the Aquila Class A Shares issued in connection with the Aquila Class B Conversion, the Redeeming Aquila Shares and the Dissenting Aquila Shares) will be automatically canceled and cease to exist in exchange for the right to receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share and each Aquila Class A Share issued in connection with the Aquila Class B Conversion will be automatically canceled and cease to exist in exchange for the right to receive one newly issued Successor Company Class A Share, (ii) each Redeeming Aquila Share will be automatically canceled and cease to exist in exchange for the right to receive the Share Redemption Price, (iii) each Dissenting Aquila Share will be automatically canceled and cease to exist in exchange for the right to receive the fair value of such shares or (unless and until the Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses its Appraisal Right under the Cayman Companies Act) one newly issued Successor Company Class A Share, (iv) each Aquila Warrant (other than the Redeeming Aquila Warrants) will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Warrant, and (v) subject to approval of the Proposed Aquila Listed Warrant Amendment by Aquila Listed Warrantholders at the Listed Warrantholder Meeting, each Redeeming Aquila Warrant will be automatically canceled and lapse in accordance with the Aquila Listed Warrant Instrument (as amended and restated to reflect the Proposed Aquila Listed Warrant Amendment) and will thereafter represent only the right to be paid the Warrant Redemption Price.

Aquila Class A Shareholders (excluding the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) and Aquila Class B Shareholder(s) will become shareholders of the Successor Company together with the PIPE Investors, investors of the Permitted Equity Financing (if any) and the existing shareholders of the Target Company.

The detailed procedures with respect to exchanging Aquila Class A Shares (save for the Redeeming Aquila Shares, details of which are set out in “O. Share Redemptions” below) and Aquila Listed Warrants for securities in the Successor Company are set out below.

1.	Exchange of Aquila Class A Shares for Successor Company Class A Shares

Closure of register of members of Aquila

The register of members of Aquila will be closed from Wednesday, March 5, 2025 onwards in order to determine the entitlements of Aquila Class A Shareholders to the right to receive the Bonus Shares. The latest time to lodge transfer documents for registration with the Hong Kong Share Registrar will be at 4:30 p.m. on Tuesday, March 4, 2025.

Automatic conversion of Aquila Class B Shares

Immediately prior to the Effective Time, each Aquila Class B Share then issued and outstanding will be automatically canceled and converted into one validly issued, fully paid and non-assessable Aquila Class A Share in accordance with the terms of the Aquila Articles. Upon the Aquila Class B Conversion, all of the Aquila Class B Ordinary Shares shall no longer be issued and outstanding, and each holder of an Aquila Class B Share shall cease to have any rights in and to such Aquila Class B Share.

LETTER FROM THE AQUILA BOARD

Cancelation of Aquila Class A Shares

Immediately following the Effective Time, each Aquila Class A Share issued and outstanding immediately prior to the Effective Time (excluding the Aquila Class A Shares issued in connection with the Aquila Class B Conversion) will be automatically canceled and cease to exist in exchange for the right to receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share (i.e. 1 Successor Company Class A Share plus the Bonus Share of 0.05 of a Successor Company Class A Share), the Share Redemption Price or the fair value of the Aquila Shares (as the case may be), and each Aquila Class A Share issued in connection with the Aquila Class B Conversion will be automatically canceled and cease to exist in exchange for the right to receive one newly issued Successor Company Class A Share.

Issue of Successor Company Class A Shares

Immediately following the Effective Time, Successor Company Class A Shares will be issued to Aquila Class A Shareholders (other than the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) for each Aquila Class A Share issued and outstanding immediately prior to the Effective Time.

Share certificates for Successor Company Class A Shares will be dispatched on the Business Day immediately preceding the date of the Effective Time. On the basis that the Effective Time is on Monday, March 10, 2025, the share certificates for settlement of the Successor Company Class A Shares are expected to be dispatched on or before Friday, March 7, 2025. For the avoidance of doubt, Aquila Class A Shareholders (other than the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) are not required to surrender or return their share certificates for Aquila Class A Shares in order to receive share certificates for Successor Company Class A Shares.

In respect of the Successor Company Class A Shares which the Aquila Class A Shareholders (excluding the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) are entitled to receive in exchange for the cancelation of their Aquila Class A Shares under the Merger, each Aquila Class A Shareholder will be sent one share certificate representing all Successor Company Class A Shares, except for HKSCC Nominees which may request for share certificates to be issued in such denominations as it may specify.

Any share certificates of Successor Company Class A Shares posted to the Aquila Class A Shareholders pursuant to the Merger which have been returned or undelivered will be cancelled. The Hong Kong Share Registrar may thereafter issue new share certificates in respect of such Successor Company Class A Shares to persons who satisfy the Successor Company that they are respectively entitled thereto, and transfer to them all accrued entitlements from the date of allotment and issue of the relevant Successor Company Class A Shares, subject to the payment of any expenses incurred.

Share certificates for the Successor Company Class A Shares will be sent by ordinary post to the persons entitled thereto at their respective registered addresses or, in the case of joint holders, to the registered address of that joint holder whose name then stands first in the register of members of Aquila in respect of the joint holding at their own risk. For Beneficial Owners that hold Aquila Class A Shares through a nominee (other than HKSCC Nominees) as a Registered Shareholder, share certificates issued in the name of the nominee will be sent by ordinary post to the nominee at its respective registered address in the register of members of Aquila at the risk of the nominee.

For Beneficial Owners whose Aquila Class A Shares are deposited in CCASS and registered under the name of HKSCC Nominees, share certificate(s) will be made available for collection by HKSCC Nominees. Upon receipt of the share certificate(s), HKSCC Nominees will cause such Successor Company Class A Shares to be transferred to the relevant Participant in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time.

LETTER FROM THE AQUILA BOARD

2.	Exchange of Aquila Listed Warrants for Successor Company Listed Warrants

No closure of register of warrantholders of Aquila

There will be no closure of the register of warrantholders of Aquila and dealings in Aquila Listed Warrants will continue until the withdrawal of listing of the Aquila Listed Warrants on the Stock Exchange immediately after the Effective Time at 9:00 a.m. on Monday, March 10, 2025. Therefore, a trade of Aquila Listed Warrants which is crossed on market on the day before Closing will be settled on the second day after the trade day (i.e. on a T+2 basis) with Successor Company Listed Warrants, which will be on the day after Closing.

Cancelation of Aquila Listed Warrants

Immediately following the Effective Time, each Aquila Listed Warrant (other than the Redeeming Aquila Listed Warrants) that is outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Listed Warrant, and the Successor Company will assume each such Aquila Listed Warrant (which is not a Redeeming Aquila Listed Warrant) in accordance with its terms. All rights with respect to Aquila Shares underlying the relevant Aquila Listed Warrants assumed by the Successor Company will be converted into rights with respect to the Successor Company Class A Shares.

Issue of Successor Company Listed Warrants

In accordance with the provisions of the Successor Company Listed Warrant Instrument, each Successor Company Listed Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such Aquila Listed Warrant immediately prior to the Effective Time under the Aquila Listed Warrant Instrument.

Immediately following the Effective Time, Successor Company Listed Warrants will be issued to Aquila Listed Warrantholders (other than Redeeming Aquila Warrantholders) for each Aquila Listed Warrant issued immediately prior to the Effective Time. For the avoidance of doubt, Aquila Listed Warrantholders (other than the Redeeming Aquila Listed Warrantholders) are not required to surrender or return their warrant certificates for Aquila Listed Warrants in order to receive Successor Company Listed Warrants.

For Beneficial Owners whose Aquila Listed Warrants are deposited in CCASS and registered under the name of HKSCC Nominees, warrant certificate(s) will be addressed to and made available for collection by HKSCC Nominees. Upon receipt of the warrant certificate(s), HKSCC Nominees will cause such Successor Company Listed Warrants to be transferred to the relevant Participant in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time.

3.	Exchange of Aquila Promoter Warrants for Successor Company Promoter Warrants

Cancelation of Aquila Promoter Warrants

Immediately following the Effective Time, each Aquila Promoter Warrant that is outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist in exchange for an equivalent Successor Company Promoter Warrant, and the Successor Company will assume each such Aquila Promoter Warrant in accordance with its terms. All rights with respect to Aquila Shares underlying the relevant Aquila Promoter Warrants assumed by the Successor Company will be converted into rights with respect to the Successor Company Class A Shares.

LETTER FROM THE AQUILA BOARD

Issue of Successor Company Promoter Warrants

In accordance with the provisions of the Successor Company Promoter Warrant Agreement, each Successor Company Promoter Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such Aquila Promoter Warrant immediately prior to the Effective Time under the provisions of the Aquila Promoter Warrant Agreement.

Immediately following the Effective Time, Successor Company Promoter Warrants will be issued to Aquila Promoter Warrantholders for each Aquila Promoter Warrant issued immediately prior to the Effective Time.

Pursuant to the Promoters Earn-out and Lock-up Agreement, the number of Successor Company Promoter Warrants will be subject to certain adjustment following Closing. See “I. Other Arrangements – 1. Promoters Earn-out and Lock-up Agreement” above for further details.

4.	Validity of Successor Company Share and Warrant Certificates

No temporary document of title will be issued in respect of the Successor Company Class A Shares and the Successor Company Warrants.

The certificates for the Successor Company Class A Shares and Successor Company Warrants will be dispatched and/or deposited into CCASS (as applicable) on or before Friday, March 7, 2025 but such certificates will only become valid at Closing. Investors who trade the Successor Company Class A Shares or the Successor Company Warrants prior to the certificates for the Successor Company Class A Shares and/or the Successor Company Warrants becoming valid do so entirely at their own risk.

5.	Withdrawal of Listing of Aquila Class A Shares and Aquila Listed Warrants

Immediately following the Effective Time, each Aquila Share and Aquila Warrant issued and outstanding as of immediately prior to the Effective Time will be automatically canceled and cease to exist. All the share certificates representing Aquila Class A Shares and warrant certificates representing Aquila Listed Warrants will cease to have effect as evidence of title as from the Effective Time. Aquila has made an application to the Stock Exchange for, and the Stock Exchange has approved, the withdrawal of listing of the Aquila Class A Shares and the Aquila Listed Warrants, subject to the approval by Aquila Shareholders of the withdrawal of listing of the Aquila Class A Shares and the completion of the De-SPAC Transaction.

Subject to Aquila Shareholders’ approval at the EGM, such withdrawal will take place as soon as practicable following the Effective Time. Pursuant to Listing Rule 15.05(1), the Aquila Listed Warrants may be listed only if the underlying securities to be subscribed or purchased are a class of listed equity securities, the listing of the Aquila Listed Warrants will be withdrawn simultaneously as the withdrawal of listing of the Aquila Class A Shares.

The latest time for trading of Aquila Class A Shares on the Stock Exchange is expected to be 4:10 p.m. on Friday, February 28, 2025 and dealings in Aquila Listed Warrants on the Stock Exchange are expected to cease after 4:10 p.m. on Friday, February 28, 2025. The listings of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will be withdrawn after the Effective Time at 9:00 a.m. on Monday, March 10, 2025.

Aquila Class A Shareholders and Aquila Listed Warrantholders will be notified by way of announcement(s) of the date of the latest time for trading of Aquila Class A Shares and the dates on which the withdrawal of the listing of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will become effective and the Effective Time and the date on which Closing will occur.

LETTER FROM THE AQUILA BOARD

6.	Corporate Structure

Simplified corporate structure charts of the Target Group and Aquila immediately prior to the De-SPAC Transaction are set out below:

A simplified diagram illustrating the key steps of the De-SPAC Transaction is set out below:

Notes:

(1)	At least 3 Business Days prior to the Closing Date, the PIPE Investors will pay the PIPE Investment Amount to the Successor Company to be held in escrow and which will be released to the Successor Company on Closing.

(2)	(If applicable) on or prior to the Closing Date, investors pursuant to the Permitted Equity Financing will pay the aggregate subscription price for the number of Successor Company Class A Shares subscribed for to the Successor Company or the Overall Coordinators or third party broker to be held in escrow and which will be released to the Successor Company on Closing.

(3)	Within 5 Business Days of the Closing Date, the aggregate Share Redemption Price for the number of Aquila Class A Shares redeemed will be paid out of the Escrow Account to the Redeeming Aquila Shareholders.

(4)	The balance of the funds in the Escrow Account (after payment of the Share Redemption Price) will be used by Aquila for the settlement of expenses and taxes, with any remaining funds to be paid by Aquila to the Successor Company as soon as practicable after the Closing Date. The expenses include fees, costs and expenses of Aquila incurred prior to and including the Closing Date in connection with (a) the due diligence exercise in relation to the De-SPAC Transaction, (b) the negotiation, preparation, execution, performance and compliance with the transaction documents, (c) the deferred underwriting fees relating to Aquila’s initial offering, (d) the preparation and publication of this circular, the Warrantholder Circular and announcements in connection with the De-SPAC Transaction and the costs and expenses relating to the EGM and the Listed Warrantholder Meeting, (e) the engagement of legal counsel, accountants, brokers, advisors, consultants engaged, the Escrow Agent, the Hong Kong Share Registrar and the Cayman Share Registrar, and (f) payment of the Warrant Redemption Price.

LETTER FROM THE AQUILA BOARD

The simplified corporate structure chart of the Successor Group immediately upon Closing is set out below:

Note:

(1)	Excluding the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders.

LETTER FROM THE AQUILA BOARD

7.	Expected Shareholding and Voting Rights in the Successor Company and Potential Dilution Effect of the De-SPAC Transaction

(a)	Assuming no redemption of Aquila Class A Shares

Assuming (i) no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, (ii) no Aquila Class A Shareholders exercise their Appraisal Right, (iii) there is no Permitted Equity Financing, (iv) all options granted under the Target Company ESOP are exercised, (v) no adjustments to the number of Promoter Earn-out Shares pursuant to the terms of the Promoters Earn-out and Lock-up Agreement and (vi) no Aquila Listed Warrantholders elect to redeem any Aquila Listed Warrants, the expected shareholding and voting rights in the Successor Company immediately after Closing and the dilution effect on the expected shareholding and voting rights in the Successor Company upon (a) the issue of Successor Company Shares pursuant to the full exercise of the Successor Company Listed Warrants and the Successor Company Promoter Warrants and (b) the issue of the Promoter Earn-out Shares in full are set out below:

Shareholders of the Successor Company	Number of shares immediately after Closing	%(1)	Voting Power	%(1)	Number of shares immediately after the full exercise of the Successor Company Listed Warrants and the Successor Company Promoter Warrants(7)(8)	%(1)	Voting Power	%(1)	Number of shares immediately after the issue of the Promoter Earn- out Shares in full(9)	%(1)	Voting Power	%(1)
Existing Shareholders of the Target Company(2)	1,000,400,000	84.6%	2,719,722,757	93.7%	1,000,400,000	82.4%	2,719,722,757	92.7%	1,000,400,000	81.5%	2,719,722,757	92.3%
Mr. Wang Dong(3)	157,523,425	13.3%	1,575,234,246	54.3%	157,523,425	13.0%	1,575,234,246	53.7%	157,523,425	12.8%	1,575,234,246	53.5%
Mr. Wang Changhui(4)	33,512,437	2.8%	335,124,372	11.5%	33,512,437	2.8%	335,124,372	11.4%	33,512,437	2.7%	335,124,372	11.4%
WVR Beneficiaries	191,035,862	16.1%	1,910,358,619	65.8%	191,035,862	15.7%	1,910,358,619	65.1%	191,035,862	15.6%	1,910,358,619	64.8%
Mr. Rao Huigang(5)	36,108,114	3.1%	36,108,114	1.2%	36,108,114	3.0%	36,108,114	1.2%	36,108,114	2.9%	36,108,114	1.2%
Controlling Shareholders	227,143,976	19.2%	1,946,466,732	67.1%	227,143,976	18.7%	1,946,466,732	66.3%	227,143,976	18.5%	1,946,466,732	66.1%
Fatcat International Limited	173,145,133	14.6%	173,145,133	6.0%	173,145,133	14.3%	173,145,133	5.9%	173,145,133	14.1%	173,145,133	5.9%
Ms. Gong Yingxin	2,212,545	0.2%	2,212,545	0.1%	2,212,545	0.2%	2,212,545	0.1%	2,212,545	0.2%	2,212,545	0.1%
Ms. Zhou Min	1,704,813	0.1%	1,704,813	0.1%	1,704,813	0.1%	1,704,813	0.1%	1,704,813	0.1%	1,704,813	0.1%
Other grantees under Target Company ESOP	26,217,148	2.2%	26,217,148	0.9%	26,217,148	2.2%	26,217,148	0.9%	26,217,148	2.1%	26,217,148	0.9%
Target Company ESOP (excluding options granted to WVR Beneficiaries)(6)	30,134,506	2.5%	30,134,506	1.0%	30,134,506	2.5%	30,134,506	1.0%	30,134,506	2.5%	30,134,506	1.0%
Other existing shareholders	569,976,386	48.2%	569,976,386	19.6%	569,976,386	46.9%	569,976,386	19.4%	569,976,386	46.4%	569,976,386	19.3%
PIPE Investors	53,580,000	4.5%	53,580,000	1.8%	53,580,000	4.4%	53,580,000	1.8%	53,580,000	4.4%	53,580,000	1.8%
Orient Asset Management	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.4%	5,500,000	0.2%
Trafigura HK	3,280,000	0.3%	3,280,000	0.1%	3,280,000	0.3%	3,280,000	0.1%	3,280,000	0.3%	3,280,000	0.1%

LETTER FROM THE AQUILA BOARD

Shareholders of the Successor Company	Number of shares immediately after Closing	%(1)	Voting Power	%(1)	Number of shares immediately after the full exercise of the Successor Company Listed Warrants and the Successor Company Promoter Warrants(7)(8)	%(1)	Voting Power	%(1)	Number of shares immediately after the issue of the Promoter Earn- out Shares in full(9)	%(1)	Voting Power	%(1)
Xuzhou Zhenxin	10,000,000	0.8%	10,000,000	0.3%	10,000,000	0.8%	10,000,000	0.3%	10,000,000	0.8%	10,000,000	0.3%
OPIM	10,000,000	0.8%	10,000,000	0.3%	10,000,000	0.8%	10,000,000	0.3%	10,000,000	0.8%	10,000,000	0.3%
Ninghai Zhenwei(10)	16,300,000	1.4%	16,300,000	0.6%	16,300,000	1.3%	16,300,000	0.6%	16,300,000	1.3%	16,300,000	0.6%
Xuchang Industry Investment	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.4%	5,500,000	0.2%
Zhengzhou Chengxin	1,000,000	0.1%	1,000,000	0.0%	1,000,000	0.1%	1,000,000	0.0%	1,000,000	0.1%	1,000,000	0.0%
Spring Prosper Pte. Ltd.	2,000,000	0.2%	2,000,000	0.1%	2,000,000	0.2%	2,000,000	0.1%	2,000,000	0.2%	2,000,000	0.1%

Aquila Class A Shareholders	105,068,250	8.9%	105,068,250	3.6%	123,129,982	10.1%	123,129,982	4.2%	123,129,982	10.0%	123,129,982	4.2%

The Promoters	24,109,411	2.0%	24,109,411	0.8%	37,678,047	3.1%	37,678,047	1.3%	50,186,172	4.1%	50,186,172	1.7%

Total	1,183,157,661	100.0%	2,902,480,418	100.0%	1,214,788,029	100.0%	2,934,110,786	100.0%	1,227,296,154	100.0%	2,946,618,911	100.0%

Adjusted net tangible assets per share (HK$)(11)	1.23				1.20				1.18

Notes:

(1)	The percentage figures are subject to rounding adjustments and may not be an arithmetic aggregation of the figures preceding them.

(2)	The Target Company has 839,595,535 shares in issue immediately prior to the Pre-Merger Capital Restructuring (without taking into account any shares to be issued pursuant to the exercise of the Existing Target Company Options). The existing shareholders of the Target Company will hold 1,000,400,000 Successor Company Shares immediately following the Pre-Merger Capital Restructuring and Closing (after taking into account Successor Company Shares to be issued upon the full exercise of the Existing Target Company Options).

(3)	Mr. Wang Dong holds interests in the Target Company through Wangdong Holdings and Pangmao1 Ltd. Pangmao1 Ltd is wholly-owned by Wangdong Holdings. Wangdong Holdings is wholly-owned by Jeremy Global Development Limited, which is in turn wholly-owned by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Dong (as settlor) for the benefit of Mr. Wang Dong and his family.

LETTER FROM THE AQUILA BOARD

(4)	Mr. Wang Changhui holds interests in the Target Company through Wangchanghui Holdings and Pangmao2 Ltd. Pangmao2 Ltd is wholly-owned by Wangchanghui Holdings. Wangchanghui Holdings is wholly-owned by Kiwi Global Development Limited, which is in turn wholly-owned by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Changhui (as settlor) for the benefit of Mr. Wang Changhui and his family.

(5)	Mr. Rao Huigang holds interests in the Target Company through Raohuigang Holdings, which is controlled by Restriven Limited, which is in turn wholly-owned by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Rao Huigang (as settlor) for the benefit of Mr. Rao Huigang and his family. In light of the Concert Party Agreement, each of the Concert Parties will be deemed to be interested in all the shares held by them in aggregate by virtue of the SFO. Accordingly, the effective voting power of the WVR Beneficiaries as set out in the table has included that of Mr. Rao Huigang.

(6)	This represents the maximum number of shares in the Successor Company which may be issued pursuant to the Target Company ESOP assuming the full exercise of the options granted under the Target Company ESOP (excluding options granted to Mr. Wang Dong and Mr. Wang Changhui). The Target Company ESOP was adopted on July 14, 2023. As of the Latest Practicable Date, the Target Company had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees. Among these grantees, four Directors, namely Mr. Wang Dong, Mr. Wang Changhui, Ms. Gong Yingxin and Ms. Zhou Min, and six senior management of the Target Company were granted options to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 5.04% of the issued share capital of the Successor Company upon completion of the De-SPAC Transaction assuming the Presumptions. As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees. See “Appendix VII – Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme” for further details of the Target Company ESOP.

(7)	Immediately after Closing, there will be 50,032,500 Successor Company Listed Warrants outstanding, each of which is exercisable commencing from 30 days after the date of Closing for one Successor Company Class A Share at an exercise price of HK$11.50 on a cashless basis based on the formula set out in “Appendix VIII – Information on the Successor Company Listed Warrants – 3. Exercise Right, Exercise Price and Exercise Period”. Under the terms of the Successor Company Listed Warrants, each Successor Company Listed Warrant is exercisable for no more than 0.361 of a Successor Company Class A Share. Accordingly, the maximum number of Successor Company Class A Shares which may be issued upon the full exercise of the Successor Company Listed Warrants is 18,061,732 shares.

(8)	Immediately after Closing, there will be 37,586,250 Successor Company Promoter Warrants outstanding, the terms of which are identical to those of the Successor Company Listed Warrants, except that they will not be listed and are not exercisable until 12 months after the date of Closing. Under the terms of the Successor Company Promoter Warrants, each Successor Company Promoter Warrant is exercisable for no more than 0.361 of a Successor Company Class A Share. Accordingly, the maximum number of Successor Company Class A Shares which may be issued upon the full exercise of the Successor Company Promoter Warrants is 13,568,636 shares.

(9)	The Promoter Earn-out Right will be triggered only if the volume weighted average price of the Successor Company Class A Shares (calculated based on the daily quotation sheets of the Stock Exchange) equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing and ending on the fifth anniversary of the date of Closing. The maximum number of Promoter Earn-out Shares which may be issued to the Promoters is 12,508,125 shares.

(10)	For the purpose of the above table, it is assumed that there is no adjustment to the PIPE Investment Amount and the number of PIPE Investment Shares of Ninghai Zhenwei. For further details, please refer to “Letter from the Aquila Board – G. PIPE Investments”.

(11)	The adjusted net tangible assets per share is calculated by dividing the unaudited pro forma adjusted consolidated net tangible assets of the Successor Group as at September 30, 2024 (see “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group – D. Unaudited Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Successor Group as at September 30, 2024” under Scenario I) divided by the number of shares (see note (2) above).

LETTER FROM THE AQUILA BOARD

(b)	Assuming full redemption of Aquila Class A Shares

Assuming (i) all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, (ii) there is no Permitted Equity Financing, (iii) all options granted under the Target Company ESOP are exercised, (iv) all of the Successor Company Promoter Warrants are forfeited and cancelled for no consideration following Closing pursuant to the Promoters Earn-out and Lock-up Agreement and (v) no Aquila Listed Warrantholders elect to redeem any Aquila Listed Warrants, the expected shareholding and voting rights in the Successor Company immediately after Closing and the dilution effect on the expected shareholding and voting rights in the Successor Company upon (a) the issue of the Successor Company Shares pursuant to the full exercise of the Successor Company Listed Warrants and (b) the issue of the Promoter Earn-out Shares in full are set out below:

Shareholders of the Successor Company	Number of shares immediately after Closing	%(1)	Voting Power	%(1)	Number of shares immediately after the full exercise of the Successor Company Listed Warrants(7)	%(1)	Voting Power	%(1)	Number of shares immediately after the issue of the Promoter Earn- out Shares in full(8)	%(1)	Voting Power	%(1)
Existing Shareholders of the Target Company(2)	1,000,400,000	92.8%	2,719,722,757	97.2%	1,000,400,000	91.3%	2,719,722,757	96.6%	1,000,400,000	90.2%	2,719,722,757	96.2%
Mr. Wang Dong(3)	157,523,425	14.6%	1,575,234,246	56.3%	157,523,425	14.4%	1,575,234,246	55.9%	157,523,425	14.2%	1,575,234,246	55.7%
Mr. Wang Changhui(4)	33,512,437	3.1%	335,124,372	12.0%	33,512,437	3.1%	335,124,372	11.9%	33,512,437	3.0%	335,124,372	11.9%
WVR Beneficiaries	191,035,862	17.7%	1,910,358,619	68.3%	191,035,862	17.4%	1,910,358,619	67.9%	191,035,862	17.2%	1,910,358,619	67.6%
Mr. Rao Huigang(5)	36,108,114	3.3%	36,108,114	1.3%	36,108,114	3.3%	36,108,114	1.3%	36,108,114	3.3%	36,108,114	1.3%
Controlling Shareholders	227,143,976	21.1%	1,946,466,732	69.6%	227,143,976	20.7%	1,946,466,732	69.1%	227,143,976	20.5%	1,946,466,732	68.8%
Fatcat International Limited	173,145,133	16.1%	173,145,133	6.2%	173,145,133	15.8%	173,145,133	6.1%	173,145,133	15.6%	173,145,133	6.1%
Ms. Gong Yingxin	2,212,545	0.2%	2,212,545	0.1%	2,212,545	0.2%	2,212,545	0.1%	2,212,545	0.2%	2,212,545	0.1%
Ms. Zhou Min	1,704,813	0.2%	1,704,813	0.1%	1,704,813	0.2%	1,704,813	0.1%	1,704,813	0.2%	1,704,813	0.1%
Other grantees under Target Company ESOP	26,217,148	2.4%	26,217,148	0.9%	26,217,148	2.4%	26,217,148	0.9%	26,217,148	2.4%	26,217,148	0.9%
Target Company ESOP (excluding options granted to WVR Beneficiaries)(6)	30,134,506	2.8%	30,134,506	1.1%	30,134,506	2.7%	30,134,506	1.1%	30,134,506	2.7%	30,134,506	1.1%
Other existing shareholders	569,976,386	52.9%	569,976,386	20.4%	569,976,386	52.0%	569,976,386	20.2%	569,976,386	51.4%	569,976,386	20.2%

PIPE Investors	53,580,000	5.0%	53,580,000	1.9%	53,580,000	4.9%	53,580,000	1.9%	53,580,000	4.8%	53,580,000	1.9%
Orient Asset Management	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%
Trafigura HK	3,280,000	0.3%	3,280,000	0.1%	3,280,000	0.3%	3,280,000	0.1%	3,280,000	0.3%	3,280,000	0.1%
Xuzhou Zhenxin	10,000,000	0.9%	10,000,000	0.4%	10,000,000	0.9%	10,000,000	0.4%	10,000,000	0.9%	10,000,000	0.4%
OPIM	10,000,000	0.9%	10,000,000	0.4%	10,000,000	0.9%	10,000,000	0.4%	10,000,000	0.9%	10,000,000	0.4%
Ninghai Zhenwei(9)	16,300,000	1.5%	16,300,000	0.6%	16,300,000	1.5%	16,300,000	0.6%	16,300,000	1.5%	16,300,000	0.6%
Xuchang Industry Investment	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%	5,500,000	0.5%	5,500,000	0.2%

LETTER FROM THE AQUILA BOARD

Shareholders of the Successor Company	Number of shares immediately after Closing	%(1)	Voting Power	%(1)	Number of shares immediately after the full exercise of the Successor Company Listed Warrants(7)	%(1)	Voting Power	%(1)	Number of shares immediately after the issue of the Promoter Earn- out Shares in full(8)	%(1)	Voting Power	%(1)
Zhengzhou Chengxin	1,000,000	0.1%	1,000,000	0.0%	1,000,000	0.1%	1,000,000	0.0%	1,000,000	0.1%	1,000,000	0.0%
Spring Prosper Pte. Ltd.	2,000,000	0.2%	2,000,000	0.1%	2,000,000	0.2%	2,000,000	0.1%	2,000,000	0.2%	2,000,000	0.1%

Aquila Class A Shareholders	0	0.0%	0	0.0%	18,061,732	1.6%	18,061,732	0.6%	18,061,732	1.6%	18,061,732	0.6%

The Promoters	24,109,411	2.2%	24,109,411	0.9%	24,109,411	2.2%	24,109,411	0.9%	36,617,536	3.3%	36,617,536	1.3%

Total	1,078,089,411	100.0%	2,797,412,168	100.0%	1,096,151,143	100.0%	2,815,473,900	100.0%	1,108,659,268	100.0%	2,827,982,025	100.0%

Adjusted net tangible assets per share (HK$)(10)	0.44				0.44				0.43

Notes: See Notes (1) to (7) in the preceding table.

(8)	The Promoter Earn-out Right will be triggered only if the volume weighted average price of the Successor Company Class A Shares (calculated based on the daily quotation sheets of the Stock Exchange) equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing and ending on the fifth anniversary of the date of Closing. The maximum number of Promoter Earn-out Shares which may be issued to the Promoters is 12,508,125 shares.

(9)	For the purpose of the above table, it is assumed that there is no adjustment to the PIPE Investment Amount and the number of PIPE Investment Shares of Ninghai Zhenwei. For further details, please refer to “Letter from the Aquila Board – G. PIPE Investments”.

(10)	The adjusted net tangible assets per share is calculated by dividing the unaudited pro forma adjusted consolidated net tangible assets of the Successor Group as at September 30, 2024 (see “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group – D. Unaudited Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Successor Group as at September 30, 2024” under Scenario II) divided by the number of shares (see note (2) above).

LETTER FROM THE AQUILA BOARD

8.	Public Float

Upon Closing, among the existing shareholders of the Target Company other than the Controlling Shareholders, Fatcat International Limited will become a connected person of the Successor Company. Fatcat International Limited is an investment holding company incorporated in the BVI, wholly-owned by Shanghai Hemao Corporate Management Consultancy Center (L.P.) (上海赫貓企業管理諮詢中心(有限合夥)) (“Shanghai Hemao”), which is managed by Shanghai Yanmao Corporate Management Consultancy Co., Ltd. (上海晏貓企業管理諮詢有限公司), its general partner. The limited partners of Shanghai Hemao are certain onshore investors of the Target Company.

The Controlling Shareholders, Fatcat International Limited, Ms. Gong Yingxin (as a proposed executive Director and senior vice president of the Successor Company), and Ms. Zhou Min (as a proposed executive Director and financial vice president of the Successor Company), will be core connected persons of the Successor Company.

Immediately after Closing, the Successor Company Shares held by the Controlling Shareholders, Fatcat International Limited and the respective holding companies of Ms. Gong Yingxin and Ms. Zhou Min, representing approximately 34.2% (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised), or 37.5% (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised) of the then issued and outstanding Successor Company Shares, will not be counted towards the public float.

Except as stated above, the existing shareholders of the Target Company, the grantees under the Target Company ESOP (assuming all options granted under the Target Company ESOP are exercised), the PIPE Investors, the Aquila Class A Shareholders and the Promoters will not be core connected persons of the Successor Company and will not be accustomed to taking instructions from the core connected persons in relation to the acquisition, disposal, voting or other disposition of the Successor Company Shares held or to be allotted to them, therefore the Successor Company Shares held by them will count towards the public float upon Closing.

Based on the above, the public float of the Successor Company immediately after Closing will be 65.8% (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised), or 62.5% (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised).

Taking into account the Successor Company Shares that may be issued upon exercise of the Successor Company Warrants and the Promoter Earn-out Shares, the public float of the Successor Company will be 66.7% (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised), or 63.1% (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised).

The Successor Company will comply with the minimum public float requirement under Listing Rule 8.08(1)(a) under any of or any combination of the scenarios involving issue of the Successor Company Shares.

LETTER FROM THE AQUILA BOARD

K.	EFFECTS OF THE DE-SPAC TRANSACTION ON THE ESCROW ACCOUNT

Pursuant to the terms of the Business Combination Agreement, funds available in the Escrow Account will be paid as soon as practicable after the Effective Time in the following order:

(a)	first, all amounts payable in respect of the Share Redemption Price will be paid to holders of Redeeming Aquila Shares pursuant to their exercise of the Share Redemption Right; and then, the Warrant Redemption Price will be paid to holders of Redeeming Aquila Warrants pursuant to the Warrant Redemption and all accrued and unpaid aggregate amount of all fees, costs and expenses of Aquila incurred prior to and including the date of the Closing; and

(b)	all remaining amounts then available in the Escrow Account (if any), will be paid to a bank account designated by the Target Company for its immediate use, upon which the Escrow Account shall terminate, except as otherwise provided in the Escrow Agreement.

Following the Effective Time, no Aquila Shareholder will be entitled to receive any amount from the Escrow Account except to the extent such shareholder shall have elected to tender its Aquila Class A Shares for redemption pursuant to the Share Redemption. Following the payment of the amounts described in paragraph (a) above, any amount available in the Escrow Account (if any) will become assets of the Successor Company.

For the avoidance of doubt, the fair value of the Aquila Shares to be paid to Dissenting Aquila Shareholders upon the exercise of their Appraisal Right will be paid by the Successor Company from its own funds following the Effective Time and will not have any impact on the funds in the Escrow Account.

L.	FINANCIAL EFFECTS OF THE DE-SPAC TRANSACTION

Upon Closing, Aquila will become a wholly-owned subsidiary of the Successor Company and the financial statements of Aquila will be consolidated into the financial statements of the Successor Group.

1.	Net assets

For preparation of the unaudited pro forma consolidated statement of financial position of the Successor Group as set out in Appendix IIIA to this circular, it is assumed that Closing took place on 30 September 2024. As at 30 September 2024, (i) the unaudited pro forma total assets of the Successor Group would be RMB12,330.4 million (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right and there is no Permitted Equity Financing) or RMB11,428.0 million (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares and there is no Permitted Equity Financing), which represents an increase of RMB11,363.2 million or RMB10,460.8 million, respectively, when compared with the audited total assets of Aquila of HK$1,072.5 million (equivalent to RMB967.2 million) as at 30 June 2024, (ii) the unaudited pro forma total liabilities of the Successor Group would be RMB10,845.1 million (assuming no Aquila Class A Shareholders exercise their Appraisal Right and there is no Permitted Equity Financing), which represents an increase of RMB9,907.7 million when compared with the audited total liabilities of Aquila of HK$1,039.5 million (equivalent to RMB937.4 million) as at 30 June 2024, and (iii) the unaudited pro forma net assets of the Successor Group would be RMB1,485.3 million (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right and there is no Permitted Equity Financing) or RMB582.9 million (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares and there is no Permitted Equity Financing), which represents an increase of RMB1,455.5 million or RMB553.1 million when compared with the audited net assets of Aquila of HK$33.0 million (equivalent to RMB29.8 million) as at 30 June 2024.

LETTER FROM THE AQUILA BOARD

2.	Earnings

For preparation of the unaudited pro forma consolidated statement of profit or loss of the Successor Group as set out in Appendix IIIA to this circular, assuming that Closing took place on 1 January 2023, the unaudited pro forma net loss of the Successor Group for the year ended 31 December 2023 would be RMB1,106.2 million (assuming no Aquila Class A Shareholders elect to redeem any Aquila Class A Shares, no Aquila Class A Shareholders exercise their Appraisal Right and there is no Permitted Equity Financing) or RMB1,074.0 million (assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares and there is no Permitted Equity Financing), which represents an increase of RMB1,065.7 million or RMB1,033.5 million, respectively, when compared with the net loss of Aquila of HK$44.5 million (equivalent to RMB40.5 million) for the year ended 31 December 2023.

Please refer to “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group” for further details in relation to the unaudited pro forma financial information of the Successor Group.

The above financial effects are for illustrative purpose only and do not purport to present the financial position or results of the Successor Group upon Closing.

3.	Unaudited Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Successor Group

Please see “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group – D. Unaudited Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Successor Group as at 30 September 2024” for details.

M.	IMPLICATIONS OF THE DE-SPAC TRANSACTION UNDER THE LISTING RULES AND DEEMED NEW LISTING APPLICATION

Aquila is required to comply with applicable Listing Rules regarding reverse takeovers with respect to the De-SPAC Transaction. Under Listing Rule 14.54, the Successor Company will be treated as if it were a new listing applicant. The Target Group is required to meet the requirements under Listing Rules 8.04 and 8.05 and the Successor Group is required to meet all the new listing requirements set out in Chapter 8 of the Listing Rules. The Successor Company is required to submit a new listing application to the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and Successor Company Listed Warrants in accordance with the requirements for new listing applicants as set out in Chapter 9 of the Listing Rules.

The new listing application is subject to approval by the Stock Exchange, which may or may not grant its approval. If such approval is not granted, the Business Combination Agreement, the PIPE Investments and the Permitted Equity Financing (if any) will not become unconditional and the De-SPAC Transaction will not proceed.

The Successor Company has submitted an application to the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and the Successor Company Warrants on the Main Board of the Stock Exchange under Rule 8.05(3) of the Listing Rules. The Successor Company satisfies the market capitalization/revenue test under Rule 8.05(3) of the Listing Rules and the qualifications for listing with a weighted voting rights structure under Rule 8A.06 with reference to (i) the revenue from continuing operations of the Target Company for the year ended December 31, 2023, being approximately RMB1,168.5 million, which is over HK$1 billion; and (ii) the expected market capitalization of the Successor Company at the time of Listing, which, assuming all Aquila Class A Shareholders elect to redeem their Aquila Class A Shares, there is no Permitted Equity Financing and all options granted under the Target Company ESOP are exercised, exceeds HK$10 billion. The Successor Company is expected to meet all applicable new listing requirements under Chapters 8 and 8A of the Listing Rules (including Rules 8.05 and 8A.06 of the Listing Rules) at the time of the Listing. Aquila has made an application to the Stock Exchange for, and the Stock Exchange has approved, the withdrawal of listing of the Aquila Class A Shares and the Aquila Listed Warrants, subject to the approval by Aquila Shareholders of the withdrawal of listing of the Aquila Class A Shares and the completion of the De-SPAC Transaction. Upon Closing, the listing statuses of the Aquila Class A Shares and the Aquila Listed Warrants will be withdrawn, and the Successor Company Class A Shares and the Successor Company Listed Warrants will become listed on the Main Board of the Stock Exchange. The Successor Company Class A Shares will be traded in board lots of 500 Successor Company Class A Shares, and the Successor Company Listed Warrants will be traded in board lots of 52,500 Successor Company Listed Warrants.

LETTER FROM THE AQUILA BOARD

The grant of the Promoter Earn-out Right (pursuant to which the Successor Company will issue Successor Company Class A Shares to the Promoters upon satisfaction of certain performance targets and other conditions) does not constitute a transaction of Aquila. Pursuant to Note 1(f) to Listing Rule 18B.29(1), the Promoter Earn-out Right is subject to approval by ordinary resolution at the EGM of the Aquila Shareholders convened to approve the De-SPAC Transaction with such earn-out right included in the resolution approving the De-SPAC Transaction.

The De-SPAC Transaction is conditional upon, and the terms of the PIPE Investments, the Bonus Share Issue, the Promoter Earn-out Right, the Permitted Equity Financing and the withdrawal of listing of the Aquila Class A Shares will be subject to, approval by the Aquila Shareholders at the EGM and compliance with applicable Listing Rule requirements (including the requirement for the Successor Company to have a minimum number of 100 Professional Investors at the time of listing), unless a waiver from strict compliance with any of these requirements is granted by the Stock Exchange.

N.	WAIVER FROM APPLICATION OF RULE 26.1 OF THE TAKEOVERS CODE

Immediately upon completion of the De-SPAC Transaction and taking into account the WVR structure, the Concert Parties (including the Controlling Shareholders) will hold approximately 19.2% of the total issued share capital and approximately 67.1% of the total voting rights in the Successor Company (assuming that (i) the Pre-Merger Capital Restructuring is completed; (ii) no Aquila Class A Shareholders exercise their Share Redemption Right with respect to their Aquila Class A Shares; (iii) no Aquila Class A Shareholders exercise their Appraisal Right; (iv) 53,580,000 Successor Company Class A Shares (subject to adjustments) are issued to the PIPE Investors pursuant to the PIPE Investment Agreements; (v) the WVR structure is adopted by the Successor Company; (vi) there is no Permitted Equity Financing; and (vii) all options granted under the Target Company ESOP are exercised).

Accordingly, the proposed acquisition by the Controlling Shareholders of 30% or more of the voting rights in the Successor Company upon Closing pursuant to the De-SPAC Transaction would trigger a technical mandatory general offer obligation under Rule 26.1 of the Takeovers Code unless a waiver is granted.

The Target Company and the Controlling Shareholders have applied for, and the SFC has granted, a waiver from the application of Rule 26.1 of the Takeovers Code in relation to the De-SPAC Transaction. Accordingly, the Takeovers Code will not apply to the De-SPAC Transaction.

O.	SHARE REDEMPTIONS

Prior to the EGM to approve the De-SPAC Transaction, Aquila will provide Aquila Class A Shareholders with the opportunity to elect to redeem all or part of their holdings of Aquila Class A Shares for an amount per Aquila Class A Share equal to the Share Redemption Price, to be paid out of the monies held in the Escrow Account. The Aquila Articles and the Aquila Offering Circular provide that the Share Redemption Price, payable in cash, will be equal to the aggregate amount then on deposit in the Escrow Account calculated as of two Business Days prior to the EGM (including interest earned on the funds held in the Escrow Account and which has not previously been released or approved by the Aquila Board for release to Aquila to pay for its expenses or taxes), divided by the number of the then issued and outstanding Aquila Class A Shares, at an amount per Aquila Class A Share of not less than HK$10.00. Taking into consideration the amount of De-SPAC Transaction expenses incurred and expected to be incurred, the Share Redemption Price is expected to be determined at HK$10.00 per Aquila Class A Share, being the price at which the Aquila Class A Shares were issued in Aquila's initial offering, as the Aquila Board expects to release or approve for release all other funds in the Escrow Account to pay for its expenses or taxes in accordance with the terms of the Aquila Articles. The Aquila Board will determine the Share Redemption Price on or around Tuesday, February 25, 2025, being two Business Days prior to the EGM. Aquila will publish an announcement on the Share Redemption Price as soon as practicable after it has been determined.

LETTER FROM THE AQUILA BOARD

There is no limit on the number of Aquila Class A Shares which an Aquila Class A Shareholder (alone or together with their close associates) may redeem. Aquila Class A Shareholders may elect to redeem their Aquila Class A Shares irrespective of whether they vote for or against the De-SPAC Transaction at the EGM.

The Share Redemption Election Period starts on the date of the notice of the EGM and ends on the date and time of commencement of the EGM. The Share Redemption and payment of the Share Redemption Price to the Redeeming Aquila Shareholders will be completed within five Business Days following Closing.

A Share Redemption election will not be accepted unless the duly completed and executed Share Redemption Election Form is accompanied by the delivery of the share certificate(s) representing the relevant number of Aquila Class A Shares to the Hong Kong Share Registrar by the end of the Share Redemption Election Period. The Share Redemption Election Form is dispatched to Aquila Class A Shareholders together with the notice of EGM and this circular.

Please refer to “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right” for further details of the election procedures for the Share Redemption.

If the De-SPAC Transaction is not completed, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. Redeeming Aquila Shareholders are strongly recommended to vote FOR the resolutions to be proposed at the EGM, even if you intend to elect to redeem some or all of your Aquila Class A Shares.

Redeeming Aquila Shareholders who exercise their Share Redemption Right to redeem all of their holdings of Aquila Class A Shares will not be able to exercise their Appraisal Right. See “P. Appraisal Right of Dissenting Aquila Shareholders” below for details on the Appraisal Right.

As of the Latest Practicable Date, to the best knowledge of Aquila, CMBI Private Equity Series B SPC-Health Innovation Fund II SP (the “CMBI Health Fund”), an investment fund managed by, and a close associate of, CMB International Asset Management Limited (one of the promoters of Aquila), held approximately 4.62% of the total number of Aquila Class A Shares and intends to redeem its Aquila Class A Shares. In the event that CMBI Health Fund elects to redeem its holding of Aquila Class A Shares, such Share Redemption will constitute a connected transaction of Aquila under Chapter 14A of the Listing Rules. As all applicable percentage ratios in respect of a redemption of CMBI Health Fund's holding of Aquila Class A Shares pursuant to the Share Redemption are expected to be more than 0.1% but less than 5%, such Share Redemption will be subject to announcement but exempt from the circular and shareholders' approval requirements under Chapter 14A of the Listing Rules pursuant to Rule 14A.76(2) of the Listing Rules. Aquila will make an announcement of any such redemption by CMBI Health Fund.

LETTER FROM THE AQUILA BOARD

P.	APPRAISAL RIGHT OF DISSENTING AQUILA SHAREHOLDERS

Section 238 of the Cayman Companies Act provides for a right of the Appraisal Right of the Dissenting Aquila Shareholders to be paid the fair value of their Aquila Shares, subject to limitations under Section 239 of the Cayman Companies Act. Aquila Shareholders have the Appraisal Right in connection with the De-SPAC Transaction under the Cayman Companies Act. Aquila Shareholders who wish to exercise their Appraisal Right must follow the statutory procedures prescribed in the Cayman Companies Act as set out in “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders”. Aquila Shareholders may exercise their Appraisal Right irrespective of whether they vote for or against the De-SPAC Transaction at the EGM.

The Aquila Board has determined that the Share Redemption Price represents the fair value of the Aquila Shares. If the Dissenting Aquila Shareholders do not agree with the fair value determined by the Aquila Board and file a petition with the Cayman Court for a determination of the fair value of the Dissenting Aquila Shares, the Cayman Court will determine the fair value of the Dissenting Aquila Shares as at the date of the EGM at which the Merger is approved.

Under the Cayman Companies Act, upon exercising the Appraisal Right, the Dissenting Aquila Shareholder will cease to have any rights as an Aquila Shareholder (including the Share Redemption Right to redeem all or part of their holdings of Aquila Class A Shares) except for the Appraisal Right, the right under Section 238(12) of the Cayman Companies Act to participate fully in all proceedings until the determination of fair value is reached and the right under Section 238(16) of the Cayman Companies Act to institute proceedings to obtain relief on the ground that the Merger is void or unlawful.

Pursuant to the Business Combination Agreement, Dissenting Aquila Shareholders (i) will have no right to receive any Successor Company Class A Shares or any other consideration under the De-SPAC Transaction unless and until such Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses its Appraisal Right under the Cayman Companies Act; and (ii) will not receive any Bonus Shares with respect to all of his, her or its Dissenting Aquila Shares, even if such Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure or (II) withdraws or otherwise loses his, her or its Appraisal Right under the Cayman Companies Act. Accordingly, each Aquila Share held by Dissenting Aquila Shareholders who (I) fail to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (II) withdraw or otherwise lose their Appraisal Rights under the Cayman Companies Act will cease to be Dissenting Aquila Shares and will be deemed to have been converted into the right to receive one newly issued Successor Company Class A Share immediately following the Effective Time pursuant to the Business Combination Agreement. Please see “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders – 3. Consequences of exercising the Appraisal Right” for details.

Listing Rule 10.08 provides that no further shares or securities convertible into equity securities of a listed issuer (whether or not of a class already listed) may be issued or form the subject of any agreement to such an issue within six months from the date on which securities of a listed issuer first commence dealing on the Stock Exchange. One of the exceptions to Listing Rule 10.08 is the issue of shares or securities pursuant to an agreement entered into before the commencement of dealing, the material terms of which have been disclosed in the listing document issued in connection with the initial public offering. As the issuance of Successor Company Class A Shares to Dissenting Aquila Shareholders who fail to perfect in accordance with the prescribed statutory procedure or withdraw or otherwise lose their Appraisal Rights under the Cayman Companies Act, if any, will be pursuant to the Business Combination Agreement the material terms of which have been disclosed in this circular (which is the listing document of the Successor Company), Successor Company Class A Shares may be issued to such Dissenting Aquila Shareholders within six months from the date of Closing.

LETTER FROM THE AQUILA BOARD

Notwithstanding any exercise of the Appraisal Right by Dissenting Aquila Shareholders, upon the approval of the Merger and the De-SPAC Transaction by the Aquila Shareholders at the EGM, the Aquila Plan of Merger will be filed with the Cayman Registrar and the Merger will become effective at the Effective Time.

If the De-SPAC Transaction is not completed for any reason, Dissenting Aquila Shareholders will lose their Appraisal Right under the Cayman Companies Act and any notice to exercise the Appraisal Right given by Dissenting Aquila Shareholders will become void.

Please refer to “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders” for further details of the Appraisal Right. Aquila Shareholders who wish to exercise their Appraisal Right are recommended to seek their own advice on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Q.	WARRANT REDEMPTIONS

1.	Proposed Redemption of Aquila Listed Warrants

During the Warrant Redemption Election Period, Aquila will provide Aquila Listed Warrantholders with the opportunity to elect to redeem all or part of their holdings of Aquila Listed Warrants for the Warrant Redemption Price of HK$0.10 for each Redeeming Aquila Warrant.

2.	Warrant Redemption Price

As permitted under Listing Rule 18B.20, the monies held in the Escrow Account may be released to, among other purposes, complete the De-SPAC Transaction and any interest or other income earned on monies held in the Escrow Account may be used by Aquila to settle its expenses. As the Warrant Redemption is (i) conducted in connection with, and conditional upon the completion of, the De-SPAC Transaction and (ii) agreed with the Target Company and provided under the Business Combination Agreement, the Warrant Redemption Price is as an expense of the De-SPAC Transaction and will be settled using the interest income generated from the Escrow Account.

Subject to the satisfaction of the conditions of the Warrant Redemption, the Warrant Redemption Price will be paid to Aquila Listed Warrantholders who have validly elected for Listed Warrant Redemption by the method(s) specified in the Warrantholder Circular.

3.	Proposed Aquila Listed Warrant Amendment

Certain amendments will need to be made to the Aquila Listed Warrant Instrument to provide for the Warrant Redemption. Aquila will convene the Listed Warrantholder Meeting for the Aquila Listed Warrantholders to consider and, if thought fit, approve the Proposed Aquila Listed Warrant Amendment. The resolution to approve the Proposed Aquila Listed Warrant Amendment will be an ordinary resolution, which will be passed by the approval of the holders of at least 50% of the then outstanding Aquila Listed Warrants at the Listed Warrantholder Meeting.

4.	Conditions of the Warrant Redemption

The Warrant Redemption is conditional upon (a) the passing of the ordinary resolution to approve the Proposed Aquila Listed Warrant Amendment by the vote of the holders of at least 50% of the then outstanding Aquila Listed Warrants at the Listed Warrantholder Meeting and (b) the completion of the De-SPAC Transaction.

LETTER FROM THE AQUILA BOARD

If the conditions are satisfied, each Redeeming Aquila Warrant issued and outstanding immediately prior to the Effective Time will be deemed to be canceled and lapse in accordance with the Aquila Listed Warrant Instrument (as amended and restated to reflect the Proposed Aquila Listed Warrant Amendment) and will thereafter represent only the right to be paid the Warrant Redemption Price. Aquila Listed Warrantholders who elect to redeem all or part of their Aquila Listed Warrants will not have any right to receive Successor Company Listed Warrants in exchange for the Redeeming Aquila Warrants.

5.	Warrantholder Circular and Listed Warrantholder Meeting

A circular to Aquila Listed Warrantholders (including a notice of Listed Warrantholder Meeting) together with the Warrantholder Proxy Form and the Warrant Redemption Election Form have been issued to Aquila Listed Warrantholders. Aquila Listed Warrantholders should refer to the Warrantholder Circular for details of the Warrant Redemption (including the basis of determination of the Warrant Redemption Price, procedures to elect for Warrant Redemption and payment of the Warrant Redemption Price), the Listed Warrantholder Meeting and actions to be taken.

Other than the Redeeming Aquila Warrants, each Aquila Warrant will be exchanged for one Successor Company Warrant upon Closing, which will be exercisable on a cashless basis for one Successor Company Class A Shares per Successor Company Warrant at the warrant exercise price of HK$11.50.

The terms of the Aquila Promoter Warrants remain unchanged and the Aquila Promoter Warrants are not subject to the Warrant Redemption.

R.	ADOPTION OF AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

Following the Merger and the withdrawal of listing of the Aquila Class A Shares, Aquila will become a private unlisted company and a wholly-owned subsidiary of the Successor Company. Subject to the approval by Aquila Shareholders at the EGM, upon the Effective Time, Aquila will adopt the Aquila Private Company Memorandum and Articles which will replace the existing Aquila Memorandum and Articles in their entirety. A summary of the Aquila Private Company Memorandum and Articles is set out in “Appendix VI – Summary of the Aquila Private Company Memorandum and Articles”.

Aquila Shareholders (excluding the Redeeming Aquila Shareholders and, if applicable, the Dissenting Aquila Shareholders) will become shareholders of the Successor Company (which is bound by the Successor Company Memorandum and Articles as summarized in “Appendix V – Summary of the Constitution of the Successor Company and Cayman Islands Company Law – Summary of the Constitution of the Successor Company”) upon Closing. As the Aquila Private Company Memorandum and Articles only come into effect after Aquila Shareholders cease to be shareholders of Aquila, the Aquila Directors recommend the Aquila Shareholders to vote in favor of the special resolution to be proposed at the EGM to approve the adoption of the Aquila Private Company Memorandum and Articles.

S.	FINANCIAL ADVISORS AND JOINT SPONSORS

Moelis & Company Asia Limited and UBS AG Hong Kong Branch have been appointed as the financial advisors to the Target Company in relation to the De-SPAC Transaction to assist the Target Company in liaising with different parties to execute various work streams. CMB International Capital Limited, HSBC Corporate Finance (Hong Kong) Limited and UBS Securities Hong Kong Limited have been appointed as the joint sponsors to the deemed new listing application of the Successor Company.

LETTER FROM THE AQUILA BOARD

T.	EGM AND VOTING

Aquila will convene the EGM for the Aquila Shareholders to consider and, if thought fit, approve, the De-SPAC Transaction (including the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the withdrawal of listing of Aquila Class A Shares, the Merger and the adoption of the Aquila Private Company Memorandum and Articles by Aquila. Each of the resolutions to approve the De-SPAC Transaction and the withdrawal of listing of Aquila Class A Shares is an ordinary resolution, which will be passed by the approval of a simple majority of votes of Aquila Shareholders voting in person or by proxy at the EGM. The resolution to approve the Merger is a special resolution, which will be passed by the approval of two-thirds of the votes of Aquila Shareholders voting in person or by proxy at the EGM. The resolution to approve the adoption of the Aquila Private Company Memorandum and Articles (which, if adopted, takes effect at the Effective Time, immediately following which Aquila Shareholders (other than Redeeming Aquila Shareholders) become Successor Company Shareholders) is a special resolution, which will be passed by the approval of three-fourths of the votes of Aquila Shareholders voting in person or by proxy at the EGM.

A notice convening the EGM to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:15 a.m. is set out on pages EGM-1 to EGM-3 of this circular.

Pursuant to the Listing Rules and the Aquila Articles, any vote of shareholders at a general meeting must be taken by poll except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands. Accordingly, the resolutions to be considered and, if thought fit, approved at the EGM will be voted by way of poll by the Aquila Shareholders. An announcement on the poll results will be published by Aquila after the EGM in the manner prescribed under the Listing Rules.

All Aquila Shareholders and their close associates who have a material interest in the De-SPAC Transaction will be required to abstain from voting on the relevant resolution at the EGM. The Promoters have a material interest in the De-SPAC Transaction. The Promoters (who will be issued Successor Company Class A Shares upon the Aquila Class B Conversion and Closing and are granted the Promoter Earn-out Right under the Promoter Earn-out and Lock-up Agreement) will be required to abstain and will procure their respective close associates to abstain from voting on resolution 1 as set out in the notice of the EGM with respect to the De-SPAC Transaction and the transactions contemplated thereunder. As at the date of this circular, the Promoters are interested in 24,109,411 Aquila Class B Shares (which represent approximately 19.42% of the issued shares of Aquila and 100% of the issued Aquila Class B Shares). Save for the foregoing, to the best knowledge of the Aquila Directors, as at the date of this circular, no other Aquila Shareholders and their close associates will be required to abstain from voting on the resolutions at the EGM.

The forms of proxy for use at the EGM are enclosed with this circular and published on the websites of the Stock Exchange at www.hkexnews.hk and Aquila at www.aquilaacq.com.hk. Whether or not you intend to attend the EGM, if you are a registered Aquila Shareholder, you are requested to complete and sign the enclosed forms of proxy in accordance with the instructions printed thereon and return it to Aquila’s Hong Kong Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM (i.e. not later than 9:15 a.m. on Tuesday, February 25, 2025) or any adjournment thereof (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the EGM if you so wish. If you are a beneficial owner whose Aquila Class A Shares are deposited in CCASS and registered under the name of HKSCC Nominees Limited, you should, unless you are admitted to participate in CCASS as an Investor Participant, contact your broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a Participant regarding voting instructions to be given to such persons.

LETTER FROM THE AQUILA BOARD

U.	RECOMMENDATION

Having taken into account the reasons for and benefits of the De-SPAC Transaction as set out in “E. Reasons for, and Benefits of, the De-SPAC Transaction” above, the Aquila Directors consider that the terms of the De-SPAC Transaction and the transactions contemplated thereunder (including the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the Merger, the withdrawal of listing of Aquila Class A Shares and the adoption of the Aquila Private Company Memorandum and Articles are fair and reasonable and in the interests of the Aquila Shareholders as a whole.

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders at the EGM or completed for any reason, (i) Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled; and (ii) subject to the deadlines under the Listing Rules, the listings of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will be maintained; however, Aquila may not have sufficient time to identify another de-SPAC target and negotiate a de-SPAC transaction before it is required to wind up as provided for in the Listing Rules.

Accordingly, the Aquila Directors recommend the Aquila Shareholders to vote “FOR” in favor of the resolutions to be proposed at the EGM to approve the De-SPAC Transaction and the transactions contemplated thereunder (including the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the withdrawal of listing of Aquila Class A Shares, the Merger and the adoption of the Aquila Private Company Memorandum and Articles by Aquila EVEN IF you intend to elect to redeem some or all of your Aquila Class A Shares.

Interests of Aquila Directors in the De-SPAC Transaction

Mr. Rongfeng JIANG, Ms. Di LE and Ms. Qian WU (who are Aquila Directors and also Individual Promoters who will be issued Successor Company Class A Shares upon the Aquila Class B Conversion and Closing and are granted the Promoter Earn-out Right under the Promoter Earn-out and Lock-up Agreement) abstained from voting on the relevant resolutions of the Aquila Board approving the De-SPAC Transaction.

Save as disclosed above, none of the Aquila Directors had a material interest in the De-SPAC Transaction and the transactions contemplated thereunder and no Aquila Director has abstained from voting on the relevant resolutions of the Aquila Board.

Aquila Directors who are Individual Promoters have certain interests which are different from, or in addition to, those of Aquila Class A Shareholders, the details of which are set out in “Risk Factors – The Promoters’ economic interests or other conflicts of interest may incentivize them to complete the De-SPAC Transaction which may not be in the best interests of Aquila Shareholders.” In considering the recommendation of the Aquila Board to vote in favor of the De-SPAC Transaction and other resolutions at the EGM, Aquila Class A Shareholders should consider these interests.

V.	CONSEQUENCES IF THE DE-SPAC TRANSACTION IS NOT APPROVED OR COMPLETED

If the De-SPAC Transaction is not approved by Aquila Class A Shareholder, Closing does not occur or the De-SPAC Transaction does not comply with the applicable Listing Rule requirements (including the requirement for the Successor Company to have a minimum number of 100 Professional Investors at the time of listing, unless a waiver from strict compliance with any of these requirements is granted by the Stock Exchange), it is intended that the listings of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange will be maintained, subject to the scenarios below.

LETTER FROM THE AQUILA BOARD

Pursuant to the Listing Rules and the Aquila Articles, if:

(i)	Aquila is unable to announce another de-SPAC transaction within 24 months of its initial listing date on March 18, 2022 or complete a de-SPAC transaction within 36 months of the listing date on March 18, 2022 (or, if these time limits are extended pursuant a vote of the Aquila Class A Shareholders and in accordance with the Listing Rules and a de-SPAC transaction is not announced or completed, as applicable, within such extended time limits); or

(ii)	Aquila fails to obtain the requisite approvals in respect of the continuation of Aquila following a material change in the Promoters or Aquila Directors as provided for in the Listing Rules,

(a) Aquila will cease all operations except for the purpose of winding up; (b) trading of the Aquila Class A Shares and the Aquila Listed Warrants will be suspended; (c) as promptly as reasonably possible but no more than one month after the date that trading in the Aquila Class A Shares is suspended, Aquila will redeem the Aquila Class A Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Escrow Account (including interest earned on the funds held in the Escrow Account and which has not previously been released to Aquila (less taxes payable)), divided by the number of then issued and outstanding Aquila Class A Shares (provided that the redemption price per Aquila Class A Share must not be less than HK$10.00), such redemption will completely extinguish the rights of the holders of the Aquila Class A Shares as Aquila Shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; (d) the listing of the Aquila Class A Shares and the Aquila Listed Warrants on the Stock Exchange will be cancelled; and (e) as promptly as reasonably possible following such redemption, subject to the approval of remaining Aquila Shareholders and the Aquila Board, Aquila will be liquidated and dissolved, subject, in the case of paragraphs (a), (c) and (e), to Aquila’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

In all circumstances, Aquila Class A Shareholders will be paid their redemption amount at not less than HK$10.00 per share before Aquila Class B Shareholders have any claim on the funds in the Escrow Account.

For consequences on the Share Redemption and the Appraisal Right if the De-SPAC Transaction is not completed for any reason, see “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right – 5. Consequences if the De-SPAC Transaction is not approved or completed” and “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders – 3. Consequences of exercising the Appraisal Right”.

W.	ACTIONS TO BE TAKEN AND FURTHER INFORMATION

Your attention is drawn to “Important Notice to Aquila Shareholders and Actions to be Taken” for details of actions which you should take as an Aquila Shareholder or a Beneficial Owner whose Aquila Class A Shares are held by a Registered Shareholder or deposited in CCASS in relation to the EGM.

Your attention is also drawn to other sections of and appendices to this circular, which contain further information on the De-SPAC Transaction, the Target Group and the Successor Group and other information required to be disclosed under the Listing Rules.

By order of the Aquila Board AQUILA ACQUISITION CORPORATION Rongfeng JIANG Chairman of the Aquila Board

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

A.	ACTIONS TO BE TAKEN

1.	Actions to be taken by the Aquila Shareholders

A form of proxy for use at the EGM is enclosed with copies of this circular sent to the Registered Shareholders.

Whether or not you are able to attend the EGM, you are strongly urged to complete and sign the enclosed form of proxy in respect of the EGM, in accordance with the instructions printed on them, and to lodge them at Aquila’s Hong Kong Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM (i.e. not later than 9:15 a.m. on Tuesday, February 25, 2025) or any adjournment thereof (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the EGM if you so wish. In such event, the returned form of proxy for the EGM will be deemed to have been revoked.

If you do not appoint a proxy and you do not attend and vote at the EGM, you will still be bound by the outcome of the EGM. You are therefore strongly urged to attend and vote at the EGM in person or by proxy.

For the purpose of determining the entitlements of Aquila Class A Shareholders to attend and vote at the EGM, the register of members of Aquila will be closed from Monday, February 24, 2025 to Thursday, February 27, 2025 (both days inclusive) and, during such period, no transfer of Aquila Class A Shares will be effected. In order to qualify to vote at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with Aquila’s Hong Kong Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Friday, February 21, 2025.

An announcement will be made by Aquila in relation to the results of the EGM and the Listed Warrantholder Meeting and, if all the resolutions are passed at the EGM and the Listed Warrantholder Meeting and all Conditions are fulfilled or waived (where applicable), further announcement(s) will be made in relation to, among other things, the date of Closing and withdrawal of the listing of the Aquila Class A Shares and Aquila Listed Warrants on the Stock Exchange.

Voting at the EGM will be taken by poll.

2.	Actions to be taken by Beneficial Owners whose Aquila Shares are held by a Registered Shareholder

No person shall be recognized by Aquila as holding any Aquila Shares on trust.

If you are a Beneficial Owner whose Aquila Shares are registered in the name of a nominee, trustee, depositary or any other authorized custodian or third party, you should contact such Registered Shareholder to give instructions to and/or to make arrangements with such Registered Shareholder as to the manner in which the Aquila Shares beneficially owned by you should be voted at the EGM.

If you are a Beneficial Owner who wishes to attend the EGM personally, you should: (a) contact the Registered Shareholder directly to make the appropriate arrangements with the Registered Shareholder to enable you to attend and vote at the EGM and, for such purpose, the Registered Shareholders may appoint you as its proxy; or (b) arrange for some or all of the Aquila Shares registered in the name of the Registered Shareholder to be transferred into your own name.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

The appointment of a proxy by the Registered Shareholder at the EGM must be made in accordance with all relevant provisions in the Aquila Articles. In the case of the appointment of a proxy by the Registered Shareholder, the relevant forms of proxy must be completed and signed by the Registered Shareholder and should be lodged in the manner and before the latest time for lodging the relevant forms of proxy as described in this circular. The completion and return of a form of proxy for the EGM will not preclude the Registered Shareholder from attending and voting in person at the EGM. In such event, the returned form of proxy will be deemed to have been revoked.

Instructions to and/or arrangements with the Registered Shareholder should be given or made in advance of the relevant latest time for the lodgment of the forms of proxy in respect of the EGM in order to provide the Registered Shareholder with sufficient time to complete his/her/its forms of proxy accurately and to lodge them by the deadline. To the extent that any Registered Shareholder requires instructions from or arrangements to be made with any Beneficial Owner at a particular date or time in advance of the relevant latest time for the lodgment of the forms of proxy in respect of the EGM, then any such Beneficial Owner should comply with the requirements of such Registered Shareholder.

3.	Actions to be taken by Beneficial Owners whose Aquila Class A Shares are deposited in CCASS

If you are a Beneficial Owner whose Aquila Class A Shares are deposited in CCASS and registered under the name of HKSCC Nominees Limited, you should, unless you are admitted to participate in CCASS as an Investor Participant, contact your broker, custodian, nominee or other relevant person who is, or has in turn deposited such Aquila Class A Shares with, a Participant regarding voting instructions to be given to such persons.

The procedure for voting by Investor Participants and the other Participants with respect to Aquila Class A Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the “Operating Guide for Investor Participants”, the “General Rules of HKSCC” and the “HKSCC Operational Procedures” in effect from time to time.

4.	Exercise Your Right to Vote

If you are an Aquila Shareholder or a Beneficial Owner, you are strongly encouraged to exercise your right to vote or to give instructions to the relevant Registered Shareholder to vote in person or by proxy at the EGM. If you keep any Aquila Class A Shares in a share lending program, you are urged to recall any outstanding Aquila Class A Shares on loan to avoid market participants using borrowed stock to vote.

In respect of Aquila Class A Shares of which you are the Beneficial Owner and which are deposited in CCASS, you are encouraged to contact your broker, custodian, nominee or other relevant person regarding voting instructions in relation to the manner in which those Aquila Class A Shares should be voted at the EGM without delay.

If you are a Registered Shareholder holding Shares on behalf of one or more Beneficial Owners, you should inform the relevant Beneficial Owner(s) about the importance of exercising their right to vote.

B.	SHARE REDEMPTION RIGHT

Prior to the EGM to approve the De-SPAC Transaction, Aquila Class A Shareholders will have the opportunity to elect to redeem all or part of their holdings of Aquila Class A Shares for an amount per Aquila Class A Share equal to the Share Redemption Price to be paid out of the monies held in the Escrow Account.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

There is no limit on the number of Aquila Class A Shares which an Aquila Class A Shareholder (alone or together with their close associates) may redeem. Aquila Class A Shareholders may elect to redeem their Aquila Class A Shares irrespective of whether they vote for or against the De-SPAC Transaction at the EGM.

Each Redeeming Aquila Share issued and outstanding immediately prior to the Effective Time will automatically be canceled and cease to exist and will thereafter represent only the right to be paid the Share Redemption Price in accordance with the Aquila Articles. Aquila Class A Shareholders who elect to redeem all or part of their Aquila Class A Shares will not have any right to receive Successor Company Class A Shares in exchange for the Redeeming Aquila Shares.

Aquila Class A Shareholders who wish to receive Successor Company Class A Shares in exchange for their entire holdings of Aquila Class A Shares should not complete and return the Share Redemption Election Form. See “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company – 1. Exchange of Aquila Class A Shares for Successor Company Class A Shares” for details of the procedures by which Successor Company Class A Shares will be issued.

1.	Share Redemption Price

The Share Redemption Price, payable in cash, will be equal to the aggregate amount then on deposit in the Escrow Account calculated as of two Business Days prior to the EGM (including interest earned on the funds held in the Escrow Account and which has not previously been released or approved by the Aquila Board for release to Aquila to pay for its expenses or taxes), divided by the number of the then issued and outstanding Aquila Class A Shares, at an amount not less than HK$10.00 per Aquila Class A Share, being the price at which the Aquila Class A Shares were issued pursuant to Aquila’s initial offering.

If, at the time the redemption payment is calculated, there is interest or other income in the Escrow Account, and such amounts have not been authorized by the Aquila Board for release from the Escrow Account to pay Aquila’s expenses or taxes as permitted by the Listing Rules, Aquila Class A Shareholders will be entitled to a pro rata share of such amounts. If, however, such interest or other income amounts have been authorized by the Aquila Board for release from the Escrow Account, Aquila Class A Shareholders will have no entitlement to such amounts and their redemption payments will be limited to HK$10.00 per Class A Share. Taking into consideration the amount of De-SPAC Transaction expenses incurred and expected to be incurred, the Share Redemption Price is expected to be determined at HK$10.00 per Aquila Class A Share as the Aquila Board expects to release or approve for release all other funds in the Escrow Account to pay for its expenses or taxes in accordance with the terms of the Aquila Articles.

2.	Share Redemption Election Period

The Share Redemption Election Period starts on February 5, 2025, being the date of the notice of the EGM and ends on February 27, 2025 at 9:15 a.m., being the date and time of commencement of the EGM.

3.	Procedure to elect for Share Redemption

Registered Shareholders

A Share Redemption election will not be accepted unless the duly completed and executed Share Redemption Election Form is accompanied by the delivery of the share certificate(s) representing the relevant number of Aquila Class A Shares to the Hong Kong Share Registrar by the end of the Share Redemption Election Period. The Share Redemption Election Form is dispatched to Aquila Class A Shareholders together with the notice of EGM and this circular.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

Aquila Class A Shareholders who are Registered Shareholders and who wish to exercise their Share Redemption Right and HKSCC Nominees (who may make elections in respect of the Aquila Class A Shares held by it on behalf of the relevant Beneficial Owners) must:

(i)	complete the Share Redemption Election Form in accordance with the instructions printed thereon (and, in the case of joint holders, signed by all the joint holders to which it relates, and in the case of a holder or a joint holder which is a body corporate, signed on its behalf by one of its directors or a duly authorized signatory) in respect of part or all of their Aquila Class A Shares registered in their names; and

(ii)	return the duly completed and executed Share Redemption Election Form together with the share certificates of the relevant Redeeming Aquila Shares to the Hong Kong Share Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong during the Share Redemption Election Period but in any event so as to reach the above address by not later than 9:15 a.m. on February 27, 2025, being the end of the Share Redemption Election Period, or such later date and time as may be notified by announcement published on the websites of the Stock Exchange at www.hkexnews.hk and Aquila at www.aquilaacq.com.hk.

The Share Redemption Election Form will only be valid if, among others, the relevant Aquila Class A Shareholder duly completing and delivering it in accordance with the instructions therein is a Registered Shareholder as at the end of the Share Redemption Election Period.

No acknowledgement of receipt of any Share Redemption Election Form will be given.

A Share Redemption Election Form which is completed and returned may only be amended, withdrawn or revoked pursuant to the procedures described below before or by the end of the Share Redemption Election Period. Aquila reserves the right to reject any Share Redemption Election Form which it determines to not be duly completed or executed in accordance with the instructions therein, or containing inaccurate, incorrect, invalid or incomplete information or illegible writing, or otherwise not valid in accordance with the terms of the Share Redemption Right as set out in this circular or the Listing Rules. In that case, the relevant Redeeming Aquila Shareholder will receive the Successor Company Class A Shares (but not the Share Redemption Price) in respect of its entire holding of Aquila Class A Shares held as of immediately prior to the Effective Time. None of Aquila, the Successor Company or the Hong Kong Share Registrar is obliged to return the Share Redemption Election form to such Redeeming Aquila Shareholder or give notice to any Redeeming Aquila Shareholder of the rejection of any Share Redemption Election Form and each of them hereby disclaims any and all liabilities arising from not giving such notification.

Save in the case of HKSCC Nominees, any Aquila Class A Shareholder who holds Aquila Class A Shares as a nominee, trustee or registered shareholder in any other capacity will not be treated differently from any other Registered Shareholder. A Beneficial Owner whose Aquila Class A Shares are registered in the name of a Registered Shareholder and who wishes to exercise the Share Redemption Right should contact such Registered Shareholder to give instructions to and to make arrangements with such Registered Shareholder as to the election.

For the avoidance of doubt, the Share Redemption Election Form is not for use as a form of proxy or otherwise at the EGM. The form of proxy must be used for the purpose of voting on the relevant resolutions to approve the De-SPAC Transaction at the EGM.

Aquila Class A Shareholders who have sold or transferred all of their Aquila Class A Shares should at once hand this circular and the accompanying form of proxy and the Share Redemption Election Form to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee. Copies of the Share Redemption Election Form can also be obtained from the Hong Kong Share Registrar during usual business hours on any day (other than Saturdays, Sundays or statutory holidays in Hong Kong) until the end of the Share Redemption Election Period.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

Beneficial Owners

Any Beneficial Owner whose Aquila Class A Shares are deposited in CCASS and registered in the name of HKSCC Nominees who wishes to exercise the Share Redemption Right must, unless such Beneficial Owner is a person admitted to participate in CCASS as an Investor Participant, contact its broker, custodian, nominee or other relevant person who is, or has in turn deposited such Aquila Class A Shares with, a Participant as soon as possible regarding how and the deadline for giving instructions to exercise the Share Redemption Right.

Amendment, Withdrawal or Revocation of Redemption Election

Any request for redemption, once made by a Redeeming Aquila Shareholder, may be withdrawn at any time up to the end of the Share Redemption Election Period at the time of commencement of the EGM.

Redeeming Aquila Shareholders who are Registered Shareholders may make an amendment, withdrawal or revocation request by contacting Aquila’s Hong Kong Share Registrar. If a Redeeming Aquila Shareholder has returned its Aquila Class A Share certificate (if any) together with the Share Redemption Election Form to the Hong Kong Share Registrar and later decides prior to the end of the Share Redemption Election Period not to exercise the Share Redemption Right, such Redeeming Aquila Shareholder may request that the Hong Kong Share Registrar return the relevant Aquila Class A Share certificate(s).

Any Beneficial Owner whose Aquila Class A Shares are deposited in CCASS and registered in the name of HKSCC Nominees who wishes to amend, withdraw or revoke its instructions to exercise its Share Redemption Right must, unless such Beneficial Owner is a person admitted to participate in CCASS as an Investor Participant, contact its broker, custodian, nominee or other relevant person who is, or has in turn deposited such Aquila Class A Shares with, a Participant as soon as possible.

4.	Payment of Share Redemption Price

Subject to Closing having occurred, payment of the Share Redemption Price is expected to be made on the date of Closing and in any case within five business days following the Closing. On the basis that Closing is on Monday, March 10, 2025, payment of the Share Redemption Price will be made on or before Monday, March 17, 2025.

Pursuant to the terms of the Escrow Agreement, the Trustee will make payment of the Share Redemption Price as follows:

(i)	for Redeeming Aquila Shareholders who are Registered Shareholders as at the end of the Share Redemption Election Period: the amount equal to the Share Redemption Price multiplied by the number of Redeeming Aquila Shares which the relevant Redeeming Aquila Shareholder validly elected to exercise the Share Redemption Right for will be transferred to the bank account specified by the relevant Redeeming Aquila Shareholder; and

(ii)	for Redeeming Aquila Shareholders who are Beneficial Owners whose Redeeming Aquila Shares are deposited in CCASS and registered under the name of HKSCC Nominees as at the end of the Share Redemption Election Period: the amount equal to the Share Redemption Price multiplied by the number of Redeeming Aquila Shares which the relevant Beneficial Owners validly elected to exercise the Share Redemption Right for will be transferred to HKSCC Nominee’s bank account and upon receipt, HKSCC Nominees arrange for the relevant Share Redemption Price amount to be credited to the designated bank accounts of the relevant Participants in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time.

In accordance with the Listing Rules, the Share Redemption and payment of the Share Redemption Price to the Redeeming Aquila Shareholders will be completed within five Business Days following Closing.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

5.	Consequences if the De-SPAC Transaction is not approved or completed

If the De-SPAC Transaction is not approved or completed for any reason, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. In this case, Aquila will (i) make an announcement on the Stock Exchange of the expected date of return of the share certificates delivered by Redeeming Aquila Shareholder(s) and (ii) arrange for the Hong Kong Share Registrar to promptly return any share certificate(s) delivered by Redeeming Aquila Shareholder(s).

Aquila Class A Shareholders will only be able to exercise redemption rights in connection with an extraordinary general meeting to (i) approve another de-SPAC transaction, (ii) modify the timing of Aquila’s obligation to announce a de-SPAC transaction within 24 months of the initial listing date on March 18, 2022 or complete a de-SPAC transaction within 36 months of the listing date, or (iii) approve the continuation of Aquila following a material change in the Promoters or Aquila Directors as provided for in the Listing Rules or if Aquila fails to obtain the requisite approvals.

6.	Promoters’ Aquila Class B Shares

Pursuant to the Promoter Agreement, the Promoters have agreed to waive their redemption rights with respect to their Aquila Class B Shares in connection with the De-SPAC Transaction.

7.	Aquila Warrantholders

Aquila will provide Aquila Listed Warrantholders with the opportunity to elect to redeem all or part of their holdings of Aquila Listed Warrants for the Warrant Redemption Price of HK$0.10 for each Redeeming Aquila Warrant. The Warrant Redemption is conditional upon (a) the passing of the ordinary resolution to approve the Proposed Aquila Listed Warrant Amendment by the vote of the holders of at least 50% of the then outstanding Aquila Listed Warrants at the Listed Warrantholder Meeting and (b) the completion of the De-SPAC Transaction.

If the conditions are satisfied, each Redeeming Aquila Warrant issued and outstanding immediately prior to the Effective Time will be deemed to be canceled and lapse in accordance with the Aquila Listed Warrant Instrument (as amended and restated to reflect the Proposed Aquila Listed Warrant Amendment) and will thereafter represent only the right to be paid the Warrant Redemption Price. Aquila Listed Warrantholders who elect to redeem all or part of their Aquila Listed Warrants will not have any right to receive Successor Company Listed Warrants in exchange for the Redeeming Aquila Warrants.

A circular to Aquila Listed Warrantholders (including a notice of Listed Warrantholder Meeting), Warrantholder Proxy Form and Warrant Redemption Election Form have been issued to Aquila Listed Warrantholders. Aquila Listed Warrantholders should refer to the Warrantholder Circular for details of the Warrant Redemption (including the basis of determination of the Warrant Redemption Price, procedures to elect for Warrant Redemption, payment of Warrant Redemption Price, reasons and benefits of the Warrant Redemption and consequences of the Warrant Redemption), the Listed Warrantholder Meeting and actions to be taken.

Other than Redeeming Aquila Warrants, each Aquila Warrant will be exchanged for one Successor Company Warrant upon Closing, which will be excisable on a cashless basis for one Successor Company Class A Shares per Successor Company Warrant at the warrant exercise price of HK$11.50.

See “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company – 2. Exchange of Aquila Listed Warrants for Successor Company Listed Warrants” for details of the procedures by which Successor Company Listed Warrants will be issued.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

C.	THE EGM

The EGM will be held for the purpose of considering and, if thought fit, approve, the De-SPAC Transaction (including the terms of the Business Combination Agreement, the Bonus Share Issue, the PIPE Investments, the Permitted Equity Financing and the Promoter Earn-out Right), the withdrawal of listing of Aquila Class A Shares, the Merger and the adoption of the Aquila Private Company Memorandum and Articles.

The notice convening the EGM to be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong at 9:15 a.m. on Thursday, February 27, 2025, are set out on pages EGM-1 to EGM-3 of this circular.

If a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or Extreme Conditions is/are in force in Hong Kong at 8:00 a.m. on Thursday, February 27, 2025, the EGM will not be held on that day but will be automatically postponed and be held at the same time and place on Friday, February 28, 2025 instead. Aquila Shareholders may or visit Aquila’s website at www.aquilaacq.com.hk for details of the postponement and alternative meeting arrangements.

The Promoters (being the holders of all Aquila Class B Shares) will abstain from voting on the ordinary resolution to approve the De-SPAC Transaction at the EGM.

D.	APPRAISAL RIGHT OF DISSENTING AQUILA SHAREHOLDERS

Section 238 of the Cayman Companies Act provides for the Appraisal Right of the Dissenting Aquila Shareholders who dissent to the Merger to be paid the fair value of their Aquila Shares, subject to limitations under Section 239 of the Cayman Companies Act. Aquila Shareholders have the Appraisal Right in connection with the De-SPAC Transaction under the Cayman Companies Act. Aquila Shareholders who wish to exercise their Appraisal Right must follow the statutory procedures prescribed in the Cayman Companies Act as set out in “1. Procedures for Exercising the Appraisal Right” below.

As explained in “Letter from the Aquila Board – F. The Business Combination Agreement – 1. Principal terms of the Business Combination Agreement – (e) Merger consideration”, immediately following the Effective Time, (i) Aquila Class A Shareholders (excluding the holders of Aquila Class A Shares issued in connection with the Aquila Class B Conversion, the Redeeming Aquila Shareholders and the Dissenting Aquila Shareholders) will have the right to receive one and five hundredths (1.05) of a newly issued Successor Company Class A Share for every Aquila Class A Share they held immediately prior to the Effective Time and holders of Aquila Class A Shares issued in connection with the Aquila Class B Conversion will have the right to receive one newly issued Successor Company Class A Share for every Aquila Class A Share they held immediately prior to the Effective Time, (ii) Redeeming Aquila Shares will have the right to receive the Share Redemption Price, and (iii) Dissenting Aquila Shareholders will have the right to receive the fair value of the Dissenting Aquila Shares or (unless and until the Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure (summarized in “– 1. Procedures for exercising the Appraisal Right – Procedures under Cayman Companies Act” below) to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses its Appraisal Right under the Cayman Companies Act) one newly issued Successor Company Class A Share for every Dissenting Aquila Share. Dissenting Aquila Shareholders who validly exercise their Appraisal Right will lose their Share Redemption Right, and Redeeming Aquila Shareholders who exercise their Share Redemption Right will not be able to exercise their Appraisal Right.

The Aquila Board recommends that Aquila Class A Shareholders (i) opt for the right to receive Successor Company Class A Shares (by not electing to exercise their Share Redemption Right or Appraisal Right) or (ii) if an Aquila Class A Shareholder’s preference is to receive cash rather than Successor Company Class A Shares, to exercise their Share Redemption Right due to the certainty provided by the redemption process compared to the dissenting and fair value appraisal process.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

1.	Procedures for exercising the Appraisal Right

Procedures under Cayman Companies Act

An Aquila Class A Shareholder who wishes to exercise its Appraisal Right must be registered on the register of members maintained by Aquila under the Cayman Companies Act as a Registered Shareholder of Aquila Shares before the EGM (as explained in “– Only Registered Shareholders may exercise Appraisal Right” below) and must follow the following procedures prescribed by the Cayman Companies Act:

(a)	Give a written objection to Aquila before the EGM, containing a statement that it proposes to object to the Merger and demands payment for its Aquila Shares if the Merger is approved by the Aquila Shareholders at the EGM (a “Written Objection”). The Written Objection must be received by the Hong Kong Share Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong before 9:15 a.m. on February 27, 2025, being the time and date of commencement of the EGM. For the avoidance of doubt, the giving of a Written Objection does not represent a vote at the EGM. Aquila Shareholders may vote for or against the De-SPAC Transaction at the EGM irrespective of whether they wish to exercise their Appraisal Right and are not required to vote against the De-SPAC Transaction at the EGM in order to exercise their Appraisal Right.

(b)	Upon receipt of the Written Objection and within 20 days immediately following the EGM, Aquila shall give written notice of the approval of the Merger (if it is so approved at the EGM) to each Dissenting Aquila Shareholder who gave a Written Objection.

(c)	Within 20 days immediately following the date on which the written notice of the approval of the Merger is given (the “Dissenting Period”), each Dissenting Aquila Shareholder must give Aquila a written notice of its decision to dissent (“Appraisal Right Exercise Notice”) at the address of the Hong Kong Share Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (c/o Aquila), stating (i) its name and address, (ii) the number and classes of Aquila Shares in respect of which it dissents, and (iii) a demand for payment of the fair value of its Aquila Shares. A Dissenting Aquila Shareholder must dissent and exercise its Appraisal Right in respect of all (and not part only) of its holding of Aquila Shares.

(d)	Within seven days immediately following the date of expiration of the Dissenting Period or within seven days immediately following the date on which the Aquila Plan of Merger is filed with the Cayman Registrar pursuant to Part XVI of the Cayman Companies Act, whichever is later, Aquila or the Successor Company (as applicable) will make a written offer (the “Purchase Offer”) to each Dissenting Aquila Shareholder to purchase its Dissenting Aquila Shares at a specified price that the Aquila Board determines to be the fair value of the Aquila Shares (the “Purchase Price Offer”). See “– 2. Fair value of Aquila Shares” below for the determination of fair value of the Aquila Shares.

(e)	Within 30 days immediately following the date on which the Purchase Offer is made (the “Offer Period”), if the Dissenting Aquila Shareholder agrees with the Purchase Price Offer, Aquila or the Successor Company (as applicable) will forthwith pay such amount in cash to the Dissenting Aquila Shareholder.

(f)	If the Dissenting Aquila Shareholder does not agree with the Purchase Price Offer, Aquila or the Successor Company (as applicable) will, and the Dissenting Aquila Shareholder may, within 20 days following the date on which the Offer Period expires, file a petition with the Grand Court of the Cayman Islands (the “Cayman Court”) for a determination of the fair value of the Dissenting Aquila Shares of all Dissenting Aquila Shareholders. At the hearing of such petition, the Cayman Court shall determine the fair value of the Dissenting Aquila Shares to be paid to each Dissenting Aquila Shareholder.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

(g)	If the Dissenting Aquila Shareholder does not agree with the determination of the fair value of the Dissenting Aquila Shares by the Cayman Court, it may either (i) try to appeal the Cayman Court's decision through the appellate courts (but whether an appeal may proceed will be subject to whether a leave of appeal is granted by the relevant court); (ii) settle the litigation with Aquila or the Successor Company (as applicable); or (iii) withdraw from the prescribed statutory procedure under the Cayman Companies Act, in which case pursuant to the Business Combination Agreement, each Dissenting Aquila Share held by such Dissenting Aquila Shareholder will be deemed to have been converted into the right to receive one newly issued Successor Company Class A Share.

The costs of the proceeding may be determined by the Cayman Court and taxed upon the parties as the Cayman Court deems equitable in the circumstances (i.e. the Cayman Court will determine whether the costs of the proceedings should be borne by the Dissenting Aquila Shareholder(s) and/or Aquila or the Successor Company (as applicable) and the amount to be borne by each party).

Aquila Shareholders who wish to exercise their Appraisal Right should seek their own advice on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. Notwithstanding any exercise of the Appraisal Right by Dissenting Aquila Shareholders, upon the approval of the Merger and the De-SPAC Transaction by the Aquila Shareholders at the EGM, the Aquila Plan of Merger will be filed with the Cayman Registrar and the Merger will become effective at the Effective Time.

Aquila Shareholders who have any queries relating to the administrative matters above may call the enquiry hotline at +852 2980 1333 from 9:00 a.m. to 6:00 p.m. (Monday to Friday, excluding public holidays) prior to the EGM. The helpline cannot and will not provide advice on the merits of the De-SPAC Transaction or give financial or legal advice.

Only Registered Shareholders may exercise Appraisal Right

Only Aquila Shareholders who are registered on the register of members maintained by Aquila under the Cayman Companies Act as a Registered Shareholder of Aquila Shares before the EGM can serve a Written Objection. HKSCC Nominees will not undertake the procedures to exercise, and will not exercise, the Appraisal Right on behalf of Beneficial Owners. Aquila Shareholders who are Beneficial Owners holding their Aquila Class A Shares in CCASS will not be able to exercise their Appraisal Right. This means that Beneficial Owners who hold Aquila Class A Shares through CCASS who wish to exercise their Appraisal Right must first withdraw their Aquila Class A Shares from their stock account or designated Participant's stock accounts maintained with CCASS and become Registered Shareholders of the Aquila Class A Shares prior to the latest time for giving a Written Objection (i.e. before the EGM).

The time required for a broker, custodian, nominee or other relevant person who is, or has in turn deposited such Aquila Class A Shares with, a Participant to process the withdrawal of Aquila Class A Shares from CCASS and to transfer such shares to the name of the Aquila Class A Shareholders would vary between individual brokers, custodians, nominees or other relevant persons who are, or have in turn deposited such Aquila Class A Shares with, a Participant. In particular, the time required to withdraw Aquila Class A Shares from CCASS and to register those shares in the name of the Aquila Class A Shareholder may exceed the time between the date of this circular and the deadline under the Cayman Companies Act to give a Written Objection. There may also be charges and fees associated with the withdrawal of Aquila Class A Shares from CCASS (which may include but is not limited to the stock withdrawal fee of HK$3.50 per board lot which CCASS charges Participants).

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

Aquila Shareholders who hold their Aquila Class A Shares in CCASS who wish to withdraw their shares in order to exercise their Appraisal Right are recommended to seek their own advice and to contact their brokers, custodians, nominees or other relevant persons who are, or have in turn deposited such Aquila Class A Shares with, a Participant on the procedure to be followed.

Aquila Shareholders who are Beneficial Owners whose Aquila Class A Shares are registered in the name of a Registered Shareholder (other than HKSCC Nominees) and who wish to exercise the Appraisal Right should contact such Registered Shareholders to give instructions to and to make arrangements with such Registered Shareholders. Such Aquila Shareholders are recommended to seek their own advice on the procedure to be followed.

2.	Fair value of Aquila Shares

The Aquila Board has determined that the Share Redemption Price represents the fair value of the Aquila Shares. See “B. Share Redemption Right – 1. Share Redemption Price” above for details on the determination of the Share Redemption Price. If the Dissenting Aquila Shareholders do not agree with the fair value determined by the Aquila Board and file a petition with the Cayman Court for a determination of the fair value of the Dissenting Aquila Shares, the Cayman Court will determine the fair value of the Dissenting Aquila Shares as at the date of the EGM at which the Merger is approved.

3.	Consequences of exercising the Appraisal Right

Notwithstanding any exercise of the Appraisal Right by Dissenting Aquila Shareholders, upon the approval of the Merger and the De-SPAC Transaction by the Aquila Shareholders at the EGM, the Aquila Plan of Merger will be filed with the Cayman Registrar and the Merger will become effective at the Effective Time.

Under the Cayman Companies Act, upon giving the Appraisal Right Exercise Notice, the Dissenting Aquila Shareholder will cease to have any rights as an Aquila Shareholder (including the Share Redemption Right to redeem all or part of their holdings of Aquila Class A Shares) except for the Appraisal Right, the right under Section 238(12) of the Cayman Companies Act to participate fully in all proceedings until the determination of fair value is reached and the right under Section 238(16) of the Cayman Companies Act to institute proceedings to obtain relief on the ground that the Merger is void or unlawful.

Pursuant to the Business Combination Agreement, Dissenting Aquila Shareholders (i) will have no right to receive any Successor Company Class A Shares or any other consideration under the De-SPAC Transaction unless and until such Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure (summarized in “– 1. Procedures for exercising the Appraisal Right – Procedures under Cayman Companies Act” above) to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses his/her/its Appraisal Right; and (ii) will not receive any Bonus Shares with respect to all of his, her or its Dissenting Aquila Shares, even if such Dissenting Aquila Shareholder (I) fails to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or (II) withdraws or otherwise loses his, her or its Appraisal Right under the Cayman Companies Act. Accordingly, each Aquila Share held by Dissenting Aquila Shareholders who (I) fail to follow the prescribed statutory procedure to complete the exercise of its Appraisal Right or who (II) effectively withdraw or otherwise lose their Appraisal Rights will cease to be Dissenting Aquila Shares and will be deemed to have been converted into the right to receive one newly issued Successor Company Class A Share upon the Merger becomes effective pursuant to the Business Combination Agreement.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

Listing Rule 10.08 provides that no further shares or securities convertible into equity securities of a listed issuer (whether or not of a class already listed) may be issued or form the subject of any agreement to such an issue within six months from the date on which securities of a listed issuer first commence dealing on the Stock Exchange. One of the exceptions to Listing Rule 10.08 is the issue of shares or securities pursuant to an agreement entered into before the commencement of dealing, the material terms of which have been disclosed in the listing document issued in connection with the initial public offering. As the issuance of Successor Company Class A Shares to Dissenting Aquila Shareholders who fail to perfect in accordance with the prescribed statutory procedure or withdraw or otherwise lose their Appraisal Rights under the Cayman Companies Act, if any, will be pursuant to the Business Combination Agreement the material terms of which have been disclosed in this circular (which is the listing document of the Successor Company), Successor Company Class A Shares may be issued to such Dissenting Aquila Shareholders within six months from the date of Closing.

If the De-SPAC Transaction is not completed for any reason, Dissenting Aquila Shareholders will lose their Appraisal Right under the Cayman Companies Act and any Appraisal Right Exercise Notice given by Dissenting Aquila Shareholders will become void.

4.	Promoters’ Aquila Shares

Pursuant to the Promoters Lock-up Agreement, the Promoters have agreed to unconditionally and irrevocably waive the appraisal rights pursuant to the Cayman Companies Act with respect to all Aquila Shares held by them with respect to the Merger.

5.	Aquila Warrantholders

For the avoidance of doubt, Aquila Warrantholders have no appraisal right with respect to such warrants or dissenting right with respect to the De-SPAC Transaction (including the Merger). Each Aquila Warrant (other than Redeeming Aquila Warrants) will be exchanged for one Successor Company Warrant upon Closing, which will be exercisable on a cashless basis for one Successor Company Class A Shares per Successor Company Warrant at the warrant exercise price of HK$11.50.

See “Letter from the Aquila Board – J. Effect of the De-SPAC Transaction on Shareholdings in Aquila and the Successor Company – 2. Exchange of Aquila Listed Warrants for Successor Company Listed Warrants” for details of the procedures by which Successor Company Listed Warrants will be issued.

E.	INFORMATION AND REPRESENTATION

This circular is for information purposes only and is being provided to you solely for the purposes of considering the resolutions to be voted upon at the EGM of Aquila to be held on Thursday, February 27, 2025 at 9:15 a.m.. This circular also constitutes the listing document of the ZG Group, which is the Successor Company on completion of the De-SPAC Transaction. This circular does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Aquila or the Successor Company.

Neither Aquila, the Target Company, any of their directors and advisors, the Joint Sponsors, the Overall Coordinators or any other persons or parties involved in the De-SPAC Transaction has authorised anyone to provide you with any information or to make any representation that is different from what is contained in this circular. No representation is made that there has been no change or development reasonably likely to involve a change in the affairs of Aquila or the Target Company since the date of this circular or that the information contained in this circular is correct as at any date subsequent to its date.

IMPORTANT NOTICE TO AQUILA SHAREHOLDERS AND ACTIONS TO BE TAKEN

F.	NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

RISK FACTORS

There are risks associated with the De-SPAC Transaction and an investment in the Successor Company's securities. If the De-SPAC Transaction is completed, the Successor Company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this circular, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this circular.

The occurrence of one or more of the events or circumstances in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the De-SPAC Transaction, and may have a material adverse effect on the business, financial condition, results of operations, development prospects and trading price of the Successor Company following the De-SPAC Transaction. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Aquila and Zhaogang, which later may prove to be incorrect or incomplete. Aquila and Zhaogang may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party or on the De-SPAC Transaction. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the Successor Company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of the Successor Company Shares and the Successor Company Listed Warrants or, if the De-SPAC Transaction is not consummated, the Aquila Class A Shares and the Aquila Listed Warrants, could decline. You should also note that the de-SPAC regime in Hong Kong is new, and there is limited number of securities listed for trading through a de-SPAC transaction in history. Consequently, there is a greater degree of risk and uncertainty in an investment in the Target Company, than there would be in the case of an investment in securities of a company which seeks listing through an initial public offering.

In this section, “Zhaogang,” “we,” “us” or “our” refer to ZG Group, its subsidiaries and its Consolidated Affiliated Entities.

Risks Relating to the Target Group's Business and Industry

We are exposed to fluctuations in the supply of and demand for, steel products within and outside of China, along with the underlying conditions of such fluctuations, which could adversely affect our business, results of operations and financial performance.

The volume of supply and demand for steel products varies over time based on changes in raw material availability, government policies and regulations, costs of production, demand in end markets in which steel products are used, technological developments, including the development of substitutes for steel products, and demand fluctuations within and outside China. For example, industry-wide oversupply of steel products may cause a substantial decline in prices of steel products, and any negative market and industry trends may surface from time to time, which may adversely affect the prices and demand of steel products, and materially and adversely affect our business, results of operations and financial performance. In particular, the performance of steel-intensive industries such as construction and real estate industries, may affect demand for steel products. Changes in these sectors can in turn affect our business, results of operations and financial performance. Meanwhile, the implementation of regulatory policies may reduce crude steel production, resulting in a decrease in steel supply and transaction volume. The “14th Five-Year Plan for the Development of the Raw Material Industry” proposes that by 2025, the production capacity of bulk products of crude steel, cement and other key raw materials will only decrease but not increase. In August 2023, the MIIT, along with multiple departments, released the “Work Plan for Stable Growth of the Steel Industry” (the “Plan”). The Plan clarifies the policy for steel industry growth in 2023 and 2024. The main goals are to maintain a dynamic balance between supply and demand in the steel industry in 2023. The actual crude steel production in 2023 remained level with that of 2022, and it is expected that crude steel production will enter a phase of stabilization. Steel supply is anticipated to maintain a steady state. Policies aimed at diminishing overcapacity may also trigger consolidation and adjustments across the industry, potentially posing challenges for certain players and raising transaction risks.

RISK FACTORS

Fluctuations in the supply of, and demand for, steel products could also adversely impact our business, results of operations and financial performance. For example, a decline in economic and financial conditions globally or in a specific country, region or sector may have a material adverse effect on our business, results of operations and financial performance. Furthermore, we started our non-steel products transaction business in late 2022, and we expect to expand into more industrial raw material products in the future. Any fluctuations in the supply and demand for industrial raw material products within China, along with the underlying conditions of such fluctuations could adversely affect our business, results of operations and financial performance.

As we expand our business into global markets and plan to broaden our global business, we are also exposed to risks related to fluctuations in global production capacity and demand levels for steel products, credit markets and steel transaction volumes in other key regions, such as East Asia and the Middle East, as well as global and regional economic conditions. Changes in the global economy and geopolitical tensions can also have a significant impact on the steel market. For example, tariffs and trade policies can impact the price of steel and limit the number of steel products available for purchase on our digital platform. All of the aforementioned could materially and adversely affect our results of operations.

If we cannot manage to grow our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We experienced significant growth since our inception, with particularly rapid growth after transitioning to a digital platform. Our transaction volumes increased at a CAGR of 43.3% from 8.1 million tons in 2018 to 49.0 million tons in 2023, and increased by 21.1% from 34.1 million tons in the nine months ended September 30, 2023 to 41.3 million tons in the nine months ended September 30, 2024. However, our historical growth may not be indicative of our future growth, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. We may not be able to sustain our historical growth rate, revenue and gross margin for various reasons, some of which are beyond our control, such as the market conditions of steel industry. Our future performance will also be affected by our business strategies and the mix and proportion of business lines. For example, our historical financial performance was affected by FatCat Bai Tiao and FatCat Easy Procurement services. As we terminated FatCat Bai Tiao and FatCat Easy Procurement services by August 2024, our future growth is no longer supported by these services. Additionally, since 2024 we have experienced rapid growths in overseas transaction business and non-steel products transaction business, which are expected to contribute more to our future growth as compared to historical growth during the Track Record Period. As our overseas transaction business and non-steel products transaction business are still in the ramping-up stage, gross profit margins of these business lines are relatively lower than gross profit margins of FatCat Bai Tiao and FatCat Easy Procurement services. Following the termination of FatCat Bai Tiao and FatCat Easy Procurement services with higher gross profit margins and the rapid growth of overseas transaction business and non-steel products transaction business with lower gross profit margins, our overall gross profit margin decreased from 32.8% for the nine months ended September 30, 2023 to 28.2% for the nine months ended September 30, 2024.

RISK FACTORS

We cannot assure you that we will be able to achieve similar results or growth momentum at the same rate as we did in the past. Our business and prospects may be adversely affected if we fail to manage to grow our business or execute our strategies to attract and retain key buyers on our digital platform. Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to grow. We have limited experience in certain key aspects of our business operations, such as the offering of technology subscription services, as well as developing and maintaining long-term relationships with a wide range of participants on our digital platform including but not limited to sellers, buyers, and business partners. It is difficult to predict our future performance and budget future costs and expenses while we further develop and innovate our service offerings and business models. Moreover, we expect to continue integrating our different service offerings and strengthening synergies. Failure to enhance synergies among our existing or new service offerings may adversely affect our results of operations.

You should consider our business and prospects in the light of risks and challenges we currently encounter or may encounter, given our evolving business model and changes in the market in which we operate. These risks and challenges include our abilities to, among other things:

•	continue to maintain, protect and strengthen our brand;

•	attract or maintain key transacting buyers, sellers, service providers, and business partners;

•	keep up with technological developments and implementation of advanced technologies;

•	effectively add value and satisfy the needs of all types of participants on our digital platform;

•	optimize pricing models of our services;

•	further develop our integrated suite of service offerings;

•	comply with laws and regulations which are complex and new laws and regulations (if any);

•	attract, retain and motivate talented employees;

•	properly address economic conditions and fluctuations; and

•	defend ourselves against potential legal or administrative proceedings.

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To manage effectively the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be challenging if we start new business operations in new sectors or geographic areas. These efforts will require to invest significant managerial, financial and human resources. The emergence of new disruptive business models and technology could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be adversely affected.

Our success depends on our ability to create strong synergies among all participants on our digital platform. If we fail to retain our existing participants, or to acquire new ones, or to keep or increase their engagement effectively, our business, results of operations and financial performance may be materially and adversely affected.

Our ability to create strong synergies among buyers, sellers, logistics service providers and other participants on our digital platform is critical to our success. The extent to which we are able to maintain and strengthen these synergies depends on our ability to:

•	offer a secure and open platform for all participants;

•	provide quality services and solutions that meet the evolving needs of value chain participants;

RISK FACTORS

•	enhance the efficiency and attractiveness of our platform and service offerings;

•	maintain and improve the quality of our buyer services; and

•	continue adapting to the changing demands of the existing market.

If our existing and new solutions and services fail to provide the expected benefits to our value chain participants, the level of engagement of these participants and their transaction activities on our platform may decrease, which could materially and adversely affect our market share, business, results of operations and prospects, financial performance, as well as our reputation and brands. In addition, we may incur higher costs and expenses as a result of adjusting existing or introducing new solutions and services. New solutions and services may also subject us to meeting additional regulatory or licensing requirements. Failure to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

In addition, changes we may make to balance the needs and interests of the various participants on our digital platform may be viewed positively from one participant group’s perspective (such as steel product sellers) but may be viewed negatively from another group’s perspective (such as buyers). If we fail to balance the interests of all participants on our digital platform, buyers, sellers and other participants may stop utilizing our digital platform, conduct fewer transactions or use alternative platforms of other competitors, any of which could result in a material adverse effect on our business, results of operations and financial performance.

We incurred net losses during the Track Record Period, and we may continue to do so in the future.

We recorded net losses of RMB274.4 million, RMB366.1 million, RMB469.0 million and RMB54.4 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, and our loss for the year from continuing operations amounted to RMB285.0 million, RMB304.0 million, RMB469.6 million and RMB54.4 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. During the Track Record Period, we had been focusing on devoting resources to expand our business scale, enlarge our buyer and seller base, develop and launch new services, and enhance our technological infrastructure, which drove up our operating expenses. Moreover, our operations during the Track Record Period were also adversely affected by the COVID-19 pandemic.

We may continue to incur net losses in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include the macro-economic and regulatory environment of the industry in which we operate, market competition, effectiveness of our growth strategies, our ability to continually offer quality services and products that cater to buyers, demand, and our ability to manage costs and improve operational efficiency. If we fail to generate expected revenue growth and manage our costs and expenses efficiently, we may not be able to maintain or achieve profitability or positive operating cash flow on a consistent basis, which may impact our business growth and adversely affect our results of operations and financial performance.

We recorded net liabilities and net current liabilities during the Track Record Period.

As of December 31, 2021, 2022 and 2023 and September 30, 2024, we recorded net liabilities of RMB5,962.5 million, RMB6,314.1 million, RMB6,438.1 million and RMB6,490.7 million, respectively. In addition, we recorded net current liabilities of RMB6,341.5 million, RMB6,744.2 million, RMB6,849.1 million and RMB6,900.2 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The net liabilities and net current liabilities positions primarily arose from the convertible preferred shares classified as current liabilities amounting RMB6,799.1 million, RMB6,809.8 million, RMB6,816.7 million and RMB6,821.6 million as of each of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The convertible preferred shares are non-redeemable and will only be automatically converted into ordinary shares upon the completion of the De-SPAC Transaction. For details, see Note 32 to the Accountants’ Report as set out in Appendix I in this circular. Our net liabilities positions may expose us to liquidity risk.

RISK FACTORS

There is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due. Additionally, there can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial conditions and ability to operate.

We have had net operating cash outflow in the past, which may expose us to certain liquidity risks, constrain our operational flexibility as well as adversely affect our financial conditions and ability to expand our businesses.

We recorded negative operating cash flows of RMB484.2 million in 2021. While we generated net cash from operating activities in 2022 and 2023 and the nine months ended September 30, 2024, we cannot assure you that we will be able to generate net cash from operating activities in the future or the amounts of cash generated from operating activities will increase due to the expansion of our businesses and the corresponding increases in trade and other receivables.

If we record net operating cash outflows in the future, our working capital may be constrained, which may adversely affect our financial conditions. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan or substantially curtail our operations, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, if we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. We cannot assure you that we would be able to obtain debt or equity financing in the current economic environment. In addition, any issuance of equity or equity-linked securities could dilute our shareholders' shareholdings, while any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. As a result, we may face liquidity issues and our business, financial conditions and results of operations may be materially and adversely affected.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors.

The industry in which we operate is highly competitive, and we face intense competition from other players. We compete with other digital platforms which adopt similar or different business models compared with ours. Certain steel manufacturers may plan to build or develop their in-house steel online trading business and compete with us, which may affect our market share and steel product transaction volumes significantly. Furthermore, steel manufacturers may also commence or improve on their own logistics, warehousing and processing services, big data technology, or develop cooperative relationships with our current service providers or business partners under a similar model, so as to be able to serve our current buyers. If such steel manufacturers were to succeed in providing a viable alternative to our solutions and services, our business could be encroached on by their entrance or expansion, and be adversely affected.

In addition, we face a variety of competitive challenges with respect to attracting third-party buyers and sellers, negotiating favorable terms with various service providers, anticipating and quickly responding to changes in buyer demands, maintaining favorable brand recognition and providing quality services, among other things. If we cannot properly address these competitive challenges, our business and prospects would be materially and adversely affected.

RISK FACTORS

Furthermore, some of our existing and potential competitors may have better financial, marketing and other resources than us. Certain of our competitors may be able to secure products from sellers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or even lead us to financial losses. There can be no assurance that we will be able to compete successfully against existing and future competitors, and competitive pressures may have a material adverse effect on our business, results of operations and financial performance.

We rely on third-party steel product sellers and service providers to provide quality products and services. If we fail to maintain good relationships with them, or find alternatives on reasonable terms, our business and financial performance may be materially and adversely affected.

Our digital platform serves as a marketplace for third-party steel product sellers to sell their steel products. As of September 30, 2024, the total number of registered third-party steel product sellers on our platform reached over 14,800. We have entered into supply agreements with all of our third-party steel product sellers. Although we have implemented internal control measures to manage our payments and prepayments to sellers, we cannot guarantee that sellers will always be able to supply steel products on time and without quality defects after they receive our payments. If any seller fails to provide quality products in accordance with the supply agreements, we may be subject to disputes with both seller and relevant buyers. If we fail to maintain or renew these agreements on reasonable terms or enter into comparable agreements with other third-party sellers, our business and financial condition may be adversely impacted. In addition, our agreements with third-party steel product sellers typically do not restrict them from selling products to other individual buyers or cooperating with other digital platforms. We cannot assure you that our existing third-party steel product sellers will continue to sell products on our digital platform on commercially acceptable terms, or at all, after the terms of their current agreements expire.

Failure to develop and maintain good relationships with existing and new sellers may inhibit our platform’s abilities to offer sufficient products sought by our buyers, or to offer these products at competitive prices. Any adverse changes in our relationships with sellers could materially and adversely affect our business and growth prospects. Any disputes with sellers could adversely affect our reputation and subject us to damages and negative publicity. If we fail to attract new sellers to sell their products on our digital platform due to any reason, our business and growth prospects may be materially and adversely affected. Even if we maintain good relationships with our sellers, their abilities to supply products on our digital platform in sufficient quantity and at competitive prices may be adversely affected by a number of factors, some of which are beyond their control, including among others, macroeconomic conditions, the regulatory environment, etc.

In addition, we rely on third-party service providers to provide logistics services, warehousing and processing services. We collaborate with business partners in developing some of our SaaS products, where we are authorized to integrate our SaaS products onto their systems, or co-develop certain products together. We believe that we currently have good business relationships with such service providers and business partners. However, there can be no assurance that we will be able to maintain such good relationship with them or renew our agreements with them on commercially reasonable terms, or at all. If we fail to continue our cooperation with such service providers or business partners, or if their business or operations are interrupted or fail, and we fail to find comparable alternatives on reasonable terms, our business may be materially and adversely affected.

RISK FACTORS

We rely on third-party sellers to offer quality products to buyers on our digital platform. Any quality issues in the products offered by such third-party sellers through our platform may subject us to liability, and may adversely affect our business and results of operations.

We rely on third-party sellers to offer steel products on our platform, and therefore we do not have as much control over the steel products sold on our platform as we do when we sell the steel products directly to buyers. Although we have stringent selection criteria and requirements in place for third-party sellers to qualify and transact on our digital platform, such prerequisite cannot guarantee the quality of all products or eliminate potential defects or warranty claims from the product offered by third-party sellers on our digital platform. If any third-party seller does not control the quality of the products that it sells on our digital platform, conducts false advertisements, sells defective steel products, or sells products without licenses or permits as required by the relevant laws and regulations which are subject to the regulatory environment which may change in the future, buyers may lose confidence in us, the product transaction volumes through our digital platform may reduce, and the reputation of our platform and our brand may be materially and adversely affected and we could face claims to hold us liable for the losses.

In addition, we currently have buyer services in place to help buyers to return or replace steel products purchased on our digital platform. In the event of buyers’ return requests on quality defects, we normally make refund directly to such buyers, and then seek repayment from the relevant sellers, pursuant to agreements we entered into with such sellers. Therefore, if there are defects in steel products purchased through our platform, or if there is a perception that steel products purchased through our digital platform are of substandard quality, we might also incur substantially increased costs associated with the facilitation of our buyers’ returns or replacements of products, our credibility and market reputation could be harmed, and our business and results of operations may be materially and adversely affected.

The quality of the products offered on our digital platform may also be affected adversely if any third-party sellers manage to circumvent our seller vetting or selection system. Significant additional managerial, financial and human resources may be required to manage and regulate such sellers in order to ensure the quality of products offered on our digital platform. Our business, results of operations and reputation might be adversely affected if we are unable to ensure the quality of products offered on our digital platform.

We are subject to risks relating to the logistics, warehousing and processing of steel products. If any of these risks materialize, our business, results of operations and financial performance could be materially and adversely affected.

We rely on third-party carriers to provide logistics services. Interruptions to or failures to offer logistics services could prevent or deter the timely or successful deliveries of the steel products. These interruptions or failures may be caused by unforeseen events that are beyond our control or the control of the third-party carriers, such as inclement weather, natural disasters or labor unrest. If the steel products are not delivered on time or are delivered in damaged conditions, buyers may refuse to accept the steel products and have less confidence in us. Furthermore, the delivery personnel of the third-party carriers are deemed to act on our behalf and interact with our buyers personally. Any failure to provide high-quality services to our buyers may negatively impact their transaction experience, damage our reputation and cause us to lose buyers. Limitations or interruptions in shipping capacities could impede our abilities to deliver products on time.

We rely on third-party warehousing and processing service providers to store and process steel products. Any negative impact on our ability to access sufficient service coverage from such warehousing and processing service providers, any increase in the price charged by such warehousing and processing service providers, or any service disruption experienced by such warehousing and processing service providers could have an adverse effect on our business operations by forcing buyers to send their orders to less preferred warehouses.

RISK FACTORS

The delivery of steel products involves inherent transportation safety risks. We handle a large volume of steel products across our value chain, and face challenges with respect to the protection and examination of these products provided by steel product sellers. Steel products offered on our digital platform may be stolen, damaged, or lost for various reasons, and we and our logistics service providers may be perceived to be or found liable. In addition, as our service network constantly manages a large number of vehicles and personnel in transit, they are subject to transportation safety concern. We have only purchased insurance to cover the damage caused by road transportation related injuries or loss, and we cannot assure you that our insurance is sufficient. From time to time, our vehicles and personnel and those from third-party logistics service providers may be involved in transportation accidents, and the steel products carried by them may be lost, damaged or destroyed. In addition, friction or disputes may occasionally arise from direct interactions between us or logistics service providers’ pickup and delivery personnel with steel product senders and recipients. Personal injuries or property damage may arise if such incidents escalate.

We and our service providers may face warranty claims, product liability claims, or incur serious liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Governmental authorities may also impose serious fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by the buyers, transaction volumes on our digital platform may be significantly reduced, and our business, results of operations and financial performance may be materially and adversely affected.

If PRC laws and regulations concerning the Internet finance become stricter and any of our transaction settlement services are deemed to be non-compliant with applicable laws and regulations, or are deemed to not obtain approvals from relevant governmental authorities, our business, financial condition and results of operations would be adversely affected.

During the Track Record Period, we offered three types of transaction settlement services, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement. We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. For details please see “Business of the Target Group – Transaction Support Services – Transaction Settlement Services.”

The finance industry in the PRC is subject to extensive and complex laws and regulations. These laws and regulations cover various aspects of our transaction settlement services. If these laws and regulations (particularly those relating to Internet finance) become stricter in the future, our ability to offer or expand our transaction settlement services may be limited. Pursuant to the Guiding Opinions on Micro-Lending Companies and the then effective Notice on Strengthening the Supervision and Management of Micro-Lending Companies (《關於加強小額貸款公司監督管理的通知》) (“Circular 86”) (which was repealed by the Interim Administrative Measures for Micro-Lending Companies (《小額貸款公司監督管理暫行辦法》) effective on December 31, 2024, or the Interim Measures for Micro-Lending Companies), a micro-lending company refers to a company (i) that engages in lending business, i.e. lending money to third parties; and (ii) whose source of such lending i.e. monetary fund is mainly from its own capital instead of deposits from the public. As advised by our PRC Legal Advisor, considering the businesses conducted by us and based on the relevant consultations with the applicable authorities, none of our FatCat Bai Tiao, FatCat Easy Procurement or Bills Settlement constitutes micro-lending services under the Guiding Opinions of the China Banking Regulatory Commission and the People’s Bank of China on the Pilot Program for Micro-lending Companies (《中國銀行業監督管理委員會、中國人民銀行關於小額貸款公司試點的指導意見》) (the “Guiding Opinions on Micro-Lending Companies”), or subjects us as an online lending information intermediary service agency as stipulated under the Provisional Measures for Administration of Business Activities of Online Lending Information Intermediaries (《網絡借貸信息中介機構業務活動管理暫行辦法》) (the “Provisional Measures of Online Lending Information Intermediaries”). For details, see “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Micro-Lending Business.”

RISK FACTORS

Pursuant to the Q&A from China Banking Regulatory Commission (“CBRC”) on the Provisional Measures of Online Lending Information Intermediaries in August 2016, online lending refers to P2P online lending, which shall be lending or borrowing money online from individuals or business, rather than lending provided by a bank or other financial institution that is established upon regulatory approval to engage in loan businesses. Furthermore, an online lending information intermediary serves as the primary channel to facilitate the online lending between the borrowers and the lenders.

As advised by our PRC Legal Advisor, since 2021 and up to the termination of FatCat Bai Tiao and FatCat Easy Procurement by August 2024, none of the businesses conducted by our subsidiaries under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement would subject us as an online lending information intermediary agency, for details please see “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Online Lending Information Intermediaries.” In particular, our PRC Legal Advisor is of the view that, given the nature of online lending information intermediaries (which act as channels to facilitate the direct lending between borrowers and lenders pursuant to the Provisional Measures of Online Lending Information Intermediaries), (i) the Bilateral FatCat Easy Procurement would not constitute online lending information intermediary services, as it is not trilateral or multilateral and an online lending information intermediary only exists in a trilateral or multilateral model; (ii) the Trilateral FatCat Easy Procurement would not constitute online lending information intermediary services as the nature of the transactions that we facilitate under the Trilateral FatCat Easy Procurement is procurement agency arrangement (代理採購) between the users and non-bank capital providers, rather than a lending business (a relationship that is separated from the sale contracts) and therefore we do not act as an information intermediary to facilitate lending.

We strive to comply with all applicable laws and regulations relating to our transaction settlement services, and to obtain any necessary approvals or licenses from the relevant governmental authorities as and when appropriate. However, there is no assurance that we will not be subject to any investigations, inquiries, claims, or litigation in the future, or that we will not incur any significant liabilities, fines, or penalties as a result of any non-compliance.

If any of our transaction settlement services is deemed to be non-compliant with applicable laws and regulations, we may face administrative penalties, fines, sanctions, revocation or suspension of our licenses or permits and/or other liabilities. Moreover, we may also face new or modified laws and regulations that prohibit or limit certain types of activities, transactions or other arrangements that are currently permitted or common in our industry. We may incur significant costs to comply with new or revised laws and regulations.

Our financial conditions and results of operations may be subject to adverse effect from customer concentration.

In 2021, 2022 and 2023 and the nine months ended September 30, 2024, our largest customer generated RMB37.7 million, RMB50.4 million, RMB186.9 million and RMB161.9 million of revenues, respectively, accounting for 2.8%, 5.6%, 16.0% and 14.2% of our total revenue, respectively. As such, revenue generated from the largest customer made up a relatively high portion of our total revenue during the Track Record Period, compared with the other customers.

It may not be possible for us to accurately predict the future revenue for our products and services generated by our largest customer. Actions taken by our largest customer to exploit its comparably superior bargaining position in negotiating the terms of renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customer may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customer on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our products and services or lose our largest customer, which could have an adverse effect on our revenue and margins, and could negatively affect our financial conditions and results of operations.

RISK FACTORS

We rely on a mixture of public price indexes and quotations from sellers to provide prices of steel products on our digital platform. Inaccuracy in pricing information provided by sellers may adversely affect our brand name, business and financial performance.

The pricing information of our steel products on our digital platform is provided and continuously updated by the steel product sellers. We use big data analytics to capture quotations provided by steel product sellers as well as publicly available price indexes to generate quotations to the steel product buyers in an instant and convenient manner. Buyers interested in a particular type, material, standard, or manufacturer of steel products can conveniently search for up-to-date information on our digital platform. If such pricing information provided by the steel product sellers is frequently inaccurate or not reliable, the steel product buyers may lose faith in our digital platform, resulting in reduced user traffic to our digital platform. We may receive buyer complaints, and we may need to allocate more resources in responding to and handling such complaints. We cannot guarantee that such complaints will be resolved satisfactorily. Our reputation could be harmed, which could adversely affect our business and financial performance.

Fluctuations in foreign currency exchange rates may lead to volatility in foreign currency exchange losses and thus affect our results of operations and financial performance.

Our reporting currency is Renminbi. The value of RMB against the Hong Kong dollar, the U.S. dollar and other currencies fluctuates, mainly depends on global economic and political developments as well as supply and demand of currencies in the local markets. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the Hong Kong dollar, the U.S. dollar or other currencies in the future.

As we operate internationally, we are exposed to foreign exchange risks arising from various currencies primarily with respect to US$, GHS and HK$. Under our overseas transaction business, we procure steel products from suppliers in China, or in other local markets, and we receive foreign currency payments from local buyers. During the Track Record Period, the significant depreciation of the Ghanaian Cedi in 2022 adversely affected our revenues generated from the overseas transaction business. Exchange differences on translation of foreign operations are recognized in our exchange fluctuation reserve, the movement of which is recorded in other comprehensive income. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, the exchange differences arising on translation of foreign operations were loss of RMB6.0 million, gain of RMB16.3 million, gain of RMB1.1 million and gain of RMB1.7 million, respectively. In the future, we may selectively expand into other overseas markets, and the fluctuations in currency exchange rates may cause volatility in our results of operations and may make it difficult to compare our results of operations from period to period.

Moreover, the proceeds from the De-SPAC Transaction will be received in Hong Kong dollars. As a result, any appreciation of the Renminbi against the U.S. dollar, the Hong Kong dollar or any other currencies may result in the decrease in the value of our proceeds from the De-SPAC Transaction. Conversely, any fluctuation of the Renminbi may affect the value of, and any dividends payable on, the Successor Company Shares in foreign currencies. In addition, there are limited instruments available to us to reduce our foreign currency risk exposure at reasonable costs. Furthermore, we are also currently required to go through certain SAFE procedures before converting significant sums of foreign currencies into Renminbi. All of these factors could materially and adversely affect our business, results of operations, financial performance and prospects, and could reduce the value of, and dividends payable on, our Shares in foreign currencies.

RISK FACTORS

The sophisticated and innovative technologies we use for our business operations are ever-changing and may require more time to prove their reliability and effectiveness. We cannot assure you that the performance of these technologies will be stable enough to support our business.

We believe technology is critical for us to provide high-quality buyer services. We have invested substantial resources in developing sophisticated and innovative technology systems used in our daily operations. We expect these technologies to support certain key functions of our digital platform, such as order placing, generation of quotations, finding suitable logistics, warehousing and processing information. We also expect the technologies to facilitate our sellers’ and buyers’ acquisition of timely and accurate steel industry related information, and the new AI features to improve their experience. However, as we have been upgrading our technology system, it will take time to finish such upgrades and solidify our reputation for reliability and effectiveness among our sellers and buyers. Furthermore, to adapt to evolving and increasingly demanding sellers’ and buyers’ requirements and emerging industry standards, we may need to develop other new technologies or to upgrade our digital platform, mobile applications and systems. If our efforts to invest in the development of new technologies are unsuccessful, our business, results of operations and financial performance may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data is essential to the our day-to-day operations and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our abilities to maintain and make timely and cost-effective enhancements and upgrades to our technology and to introduce innovative additions which can meet the changing operational needs. While continuing to invest in technology to enhance operational efficiency and reliability is one of our growth strategies, our current level of expenditure may not be sufficient to fully support our business operations and expansions. Failure to do so could cause financial losses and put us at a disadvantage to our competitors. We cannot assure you that we will be able to keep up with technological improvements or that the technology developed by others will render our services more competitive or attractive.

The technologies we use for our business operations may also not remain stable, and there is no assurance that we will be able to adequately defend against or timely remediate interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems or events beyond our control. The resultant unavailability or slowdown of our systems could have an immediate impact on service offerings, and our business and results of operations could accordingly be materially and adversely impacted.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our abilities to conduct or expand our business, and may incur financial penalties and other regulatory actions.

We are required to hold a number of licenses, permits and approvals in connection with our business operations. Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including but not limited to MOFCOM, MIIT, and the Ministry of Transport of China, or MTC. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our business operations, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investments into these industries. We are required to hold a number of licenses and permits in connection with our business operations, including without limitation, the ICP license for Internet Service and the Road Transport Business License (digital freight transportation). We have in the past held and currently hold all licenses described above. See “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Value-Added Telecommunication Services” and “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Transport Industry.”

RISK FACTORS

During the Track Record Period and up to the Latest Practicable Date, we have not been subject to penalties or other disciplinary action from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. As the steel transactions industry is still evolving, if new laws and regulations are enacted in the future, we may need to acquire addition licenses or permits other than those we currently have or address new issues that may arise to comply with the relevant laws and regulations. As a result, we may fail to predict and comply with any future PRC laws and regulations applicable to the steel online trading industry.

Our expansion into global markets may expose us to new challenges and more risks, and we may fail to expand effectively. If we fail to overcome the challenges presented by our global operations, our business, financial condition and results of operations may suffer a material and adverse impact.

As we expand our global and cross-border businesses into an increasing number of global markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of steel product sellers, buyers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

•	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different from those of China;

•	lack of acceptance of our products and service offerings;

•	investigations regarding anti-dumping, or Unfair Import Investigations Information Systems;

•	trade wars, geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

•	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

•	differing and potentially adverse tax consequences;

•	increased or conflicting regulatory compliance requirements;

•	adaption to different industry practices;

•	challenges caused by distances, languages or cultural differences;

•	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

•	availability and reliability of global and cross-border payment systems and logistics infrastructure; and

•	exchange rate fluctuations.

Overseas transactions may be subject to different customs, taxes and rules and regulations, and we may incur substantial compliance costs considering the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in multiple jurisdictions. In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global operations, results of operations and financial performance. As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border businesses and operations may not be successful. Failure to expand our global and cross-border businesses and operations could materially and adversely affect our business, results of operations and financial performance.

RISK FACTORS

We may not successfully expand into new product or service categories or upgrade existing service offerings.

We have a proven track record of successfully expanding into new product and service categories. For example, we launched our logistics services in 2014, introduced fee-charged data services in 2017, started to offer SaaS-based products in 2019, and expanded into non-steel products transaction business in late 2022. We plan to continue to develop new products and service offerings, and improve the quality of existing ones to adapt to market demands. However, we cannot assure you that we will be able to maintain this momentum in the future. Expansion into new product and service categories involves new risks and challenges. The lack of familiarity with these products or services may make it more difficult for us to keep pace with the evolving buyer demands and preferences. We also face the risk that there may be one or more existing market leaders in any service category that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experiences in doing business in that market, and their greater brand recognition among industry players. In addition, expansion into any new product or service category may place significant strain on our management and resources. We may incur additional costs associated with research and development efforts to develop and launch, as well as marketing efforts to promote our new product or services. Failure to expand successfully into new product or service categories may adversely affect our results of operations, or diminish investors’ confidence in our decision-making and execution capabilities, which could have a material adverse effect on our business and prospects.

If we fail to promote and maintain our brand in a cost-efficient manner, we may lose market share and our business, results of operations and financial performance may be materially and adversely affected. We might not successfully maintain our leading position in the market.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing buyers and sellers. Our efforts to build our brand may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand and incur substantial expenses, our results of operations and financial performance would be adversely affected, which may impair our ability to grow our business.

If we are unable to conduct our sales and marketing activities cost-effectively, our results of operations and financial performance may be materially and adversely affected. During the Track Record Period, we have incurred expenses in connection with a variety of sales and marketing activities designed to enhance our brand recognition and increase the transaction volumes of steel products and the sales of our service offerings. Our marketing and promotional activities may not be well received by buyers or sellers and may not result in the levels of sales of products and services that we anticipate. Our selling and distribution expenses amounted to RMB270.6 million, RMB242.6 million, RMB259.9 million and RMB213.9 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, representing 20.0%, 26.8%, 22.2% and 18.8% of total revenue for the same periods, respectively. This further requires us to enhance and optimize our marketing strategies and approaches to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing initiatives in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could have an adverse impact on our business and profitability.

RISK FACTORS

Negative publicity with respect to us, the online steel transactions industry in general or our business partners may materially and adversely affect our business, results of operations and financial performance.

Our track record in providing an integrated suite of efficient and reliable services across the steel transaction value chain has established “Zhaogang (找鋼網)” as a leading brand in the industry. We believe that market recognition and brand image are key to our future success. As we continue our growth in business scale, broaden the scope of our products and services, and expand into foreign markets, it will be increasingly difficult to maintain the efficiency and quality of product and services, which may negatively impact our brand and market reputation. The failure to maintain and to enhance our brand recognition may materially and adversely affect our business, results of operations and financial performance.

Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to the buyers, successfully conduct marketing and promotional activities, manage relationships with and among value chain partners, respond to complaints and negative publicity, and maintain a positive perception of our company, our peers and the online steel transactions industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including buyers’ satisfaction, rate of complaints or rate of accidents, could subject us to damages such as the loss of key buyers. Any negative publicity directed against us or the online steel transactions industry in general or our business partners could cause damage to our corporate reputation and lead to further changes to government policies and the regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our buyer base, and our business and growth prospects may be adversely affected.

Our business, results of operations and financial performance may be materially and adversely affected if we are unable to maintain satisfactory buyer experience or provide high-quality buyer services.

The success of our business depends on our abilities to provide superior buyers experience, which in turn is subject to a variety of factors, including our abilities to continue to attract a diverse group of third-party steel product sellers to offer high-quality steel products at competitive prices, and reliable third-party service providers to provide timely and reliable logistics, warehousing and processing services, and superior after-sales services. The transaction volumes on our digital platform may decrease if the services we or our service providers offer are severely interrupted or otherwise fail to meet buyer expectations. For example, should we or our logistics service providers fail to provide product delivery and return services in a convenient or reliable manner, or if buyers are not satisfied with the quality of steel products received, or if buyers perceive that trading and settlement on our digital platform are not convenient enough, our reputation and buyer loyalty could be adversely affected.

In addition, we also depend on online buyer service representatives to provide live assistance to the buyers. If any of online buyer service representatives fails to satisfy the needs of individual buyers, our reputation and buyer loyalty could be adversely affected, and we may lose potential or existing buyers and experience a decrease in transaction volumes. As a result, if we are unable to continue to maintain our buyer experience and provide high-quality buyer services, we may not be able to retain existing buyers to encourage repeat purchases, or attract new buyers to expand our business scale, which could materially and adversely affect our business, results of operations and financial performance.

RISK FACTORS

Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions.

The online steel transactions industry in China is characterized by seasonal fluctuations, which may cause our revenue to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion to our annual revenues due to Chinese New Year. Furthermore, we may also be affected by general seasonality of the steel market and buyers’ purchasing patterns. As a result of seasonal fluctuations, comparisons of sales and operating results between different periods within a single financial year are not necessarily meaningful and should not be relied on as indicators of our full-year performance.

Fluctuation of the operational and financial results of our investee portfolio companies may adversely affect our financial position.

During the Track Record Period, we invested in a number of companies over which we did not obtain control. Since we do not have significant influence over the day-to-day operations of these investees, we are subject to the risk that the companies in which we invest may make business, financial or management decisions with which we do not agree, or that the majority shareholders, or the management, of these investee companies may take risks or otherwise act in a manner that does not serve our interests. In addition, weakened market conditions and unfavorable regulatory changes that adversely and materially affect the industries in which our portfolio companies operate may also have an adverse effect on the valuation of our portfolio companies, which in turn have an adverse effect on our financial performance. We recorded fair value losses of financial assets at fair value through profit or loss of RMB108.9 million, RMB7.2 million and RMB0.4 million in 2021, 2022 and the nine months ended September 30, 2024, respectively, and a gain of RMB4.6 million in 2023. In addition, less satisfactory operational or financial performance of entities over which we do not obtain control but may be able to exercise significant influence, may adversely affect our results of operations. We recorded share of losses of results of associates and joint ventures of RMB4.8 million, RMB1.1 million, RMB2.5 million and RMB1.6 million, in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

Moreover, our equity investments also involve significant challenges and risks associated with uncertain return of capital. The recoverability of our investments using equity accounting method will be subject to uncertainties given that we can only realize return upon receiving dividend payments from these associates unless we dispose of these investments. Unforeseen or hidden liabilities or additional operating losses, costs and expenses may also adversely affect us through these investments. Furthermore, our equity investments may also subject us to liquidity risks. No cash flow can be generated from privately-held investee companies until dividends are received, as investments in associates are not as liquid as other investment products. Even if profits are reported under the equity accounting method, there can be no assurance that the investee companies will make dividend distributions in the future as we do not have control over the investee companies.

Failure to obtain government grants or preferential tax treatments available to us or currently enjoyed by us could materially and adversely affect our business, results of operations and financial performance.

During the Track Record Period, our PRC subsidiaries received various government grants and subsidies from PRC local governments, which amounted to RMB5.2 million, RMB9.7 million, RMB6.7 million and RMB40.0 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. There is no assurance that we will continue to be able to benefit from such government grants and subsidies. The discontinuation of such grants and subsidies or imposition of any additional taxes could adversely affect our results of operations and financial performance.

RISK FACTORS

In addition, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. During the Track Record Period, certain of our subsidiaries were recognized as “high and new technology enterprise” and were entitled to enjoy a preferential income tax rate of 15%. However, if any of them fails to maintain its qualified status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, results of operations and financial performance could be materially and adversely affected.

Furthermore, in the ordinary course of our business, we are subject to income tax and other tax regulations, and significant judgment is required in the determination of provisions for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities disagree with us and we are required to pay tax, interest and penalties in excess of our tax provisions, our results of operations and financial performance would be materially and adversely affected.

We may incur impairment losses for intangible assets and goodwill, which may adversely affect our results of operations.

As of December 31, 2021, 2022 and 2023 and September 30, 2024, the carrying amount of goodwill and intangible assets with indefinite life was RMB125.0 million, RMB125.0 million, RMB125.0 million and RMB125.0 million, respectively. Details of the impairment test are set out in Note 20 to the Accountants’ Report in Appendix I to this circular. Determining whether goodwill and intangible assets with indefinite life is impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets with indefinite life has been allocated, which is the higher of the value in use and fair value less costs of disposal. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. In the case that the actual future cash flows are less than expected, or changes in facts and circumstances, which results in downward revision of future cash, a material or future impairment loss may arise. If any of these assumptions do not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and intangible assets and record a significant impairment loss, which could in turn adversely affect our results of operations. Failure to generate financial results commensurate with our goodwill and intangible assets may adversely affect the recoverability of such goodwill and intangible assets, and in turn result in impairment losses. Any significant impairment losses charged against our goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.

We have granted and expect to continue to grant share-based awards in the future under our share option scheme, which may result in increased share-based payments expenses and dilute the ownership interests of our existing shareholders.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted the 2023 Pre-Listing Share Option Scheme. As of the Latest Practicable Date, we had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees. Among these grantees, four Directors and six senior management of the Target Company were granted options to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring). As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees. A summary of the principal terms of the 2023 Pre-Listing Share Option Scheme is set forth in “Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme” in Appendix VII to this circular.

RISK FACTORS

We recognize expenses in our consolidated financial statements in accordance with IFRS. Expenses associated with share-based payments will affect our financial performance, and any securities issued pursuant to our share option scheme will dilute the ownership interests of our existing shareholders. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, we recorded RMB8.2 million, nil, RMB343.1 million and nil in share-based payment expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnels and employees, and we may continue to grant share-based awards to employees in the future subject to compliance with the Listing Rules. As a result, our expenses associated with share-based payments may increase, which may have an adverse effect on our results of operations.

Fluctuation of fair value change of our large-denomination certificates of deposit and bill receivables and valuation uncertainty of our large-denomination certificates of deposit and bill receivables measured at fair value due to the use of unobservable inputs may adversely affect our financial condition and results of operations.

Our financial assets at FVTOCI consist of large certificate of deposit, and bills receivables at FVTOCI. As of December 31, 2021, 2022 and 2023 and September 30, 2024, we recorded financial assets at FVTOCI of RMB431.4 million, RMB677.5 million, RMB69.4 million and RMB275.2 million, respectively. We applied discounted cash flow method to capture the present value of the cash flows to be derived from the receivables using the discount rates that reflected the observable credit risks of the corresponding banks bill. Measurement of the fair value of such large certificate of deposit, and bills receivables involves significant unobservable inputs and a certain degree of uncertainty, over which we have no control. Any changes in the fair value of large certificate of deposit, and bills receivables designated at fair value through other comprehensive income may affect our financial position and results of operations.

We may be subject to credit risks in relation to our services.

Our trading terms with certain buyers are on credit. In relation to transaction services, we charge commission fees from sellers. As we normally collect advances from buyers and make prepayments to sellers on a back-to-back basis, we recognize advances from buyers and prepayments to sellers. Our trade receivables from transaction services arose from factoring of receivables to non-bank financial institutions with full recourse. We generally allow credit periods ranging from 30 days to 90 days for buyers. As of December 31, 2021, 2022 and 2023 and September 30, 2024, our trade receivables, prepayments and other receivables was RMB6,274.1 million, RMB6,878.6 million, RMB10,165.7 million and RMB9,319.2 million, respectively. Such increase during the Track Record Period was primarily due to an increase in prepayments to sellers in relation to our transaction services, which was in line with the growth of our transaction volume and sellers’ increasing demand for prepayment in steel transactions. The majority of our trade receivables were due within three months. If our buyers delay settlement of trade receivables with us, we may be subject to credit risk, which could, in turn, adversely affect our results of operations and financial conditions.

During the Track Record Period, we were also subject to credit risks resulting from our Bai Tiao products. For example, under our bilateral Bai Tiao model, we allow certain eligible buyers to purchase on credit. We normally enter into a Bai Tiao cooperation agreement with each eligible buyer, which sets forth the credit term, payment date, credit limit, service fee, and payment arrangement. Our credit limits granted to such buyers are under regular review. However, the risk of default is inherent in business activities, and we are subject to credit risk resulting from default due to eligible buyers on our digital platform failing to make payments within the agreed timeline. We have experienced bad debts from our transaction settlement services in the past. We recognized impairment losses under the expected credit loss model, net of reversal, of RMB39.5 million, RMB54.4 million, RMB30.2 million and RMB57.6 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. We have ceased to provide FatCat Bai Tiao and the underlying systems by August 2024.

RISK FACTORS

Our results of operations and financial condition may be adversely affected by fair value changes of financial liabilities at fair value through profit or loss and valuation uncertainty due to the use of unobservable inputs.

In 2021, 2022 and 2023 and the nine months ended September 30, 2024, we had fair value losses of financial liabilities at FVTPL of RMB19.3 million, RMB11.5 million, RMB8.0 million and RMB7.4 million, respectively. Our financial liabilities at FVTPL are our convertible preferred shares, warrants and redeemable preferred shares issued to investors. Fair values of convertible preferred shares, warrants and redeemable preferred shares are affected by changes in our equity value and various parameters and inputs. We applied the discounted cash flow method to determine the underlying equity value of our Company and adopted option-pricing method and equity allocation model to determine the fair value of the convertible preferred shares. We engaged an independent qualified valuation specialist, PGA Valuation Consultants LLC, to perform the valuation. See Note 32 to the Accountant’s Report in Appendix I to this circular for details. As such, we are exposed to fair value change of financial liabilities at fair value through profit or loss and valuation uncertainty due to the use of unobservable inputs. As of December 31, 2021, 2022 and 2023 and September 30, 2024, we recorded the carrying amount of financial liabilities at FVTPL of RMB6,822.2 million, RMB6,833.7 million, RMB6,841.7 million and RMB6,849.1 million, respectively.

Our success depends on the continuing efforts of our employees. If we fail to hire or retain qualified personnel, motivate our employees, or maintain our corporate culture as we grow, our business may be materially and adversely affected.

Our continued growth and success are largely dependent on the experience, abilities and dedication of our personnel and workforce. As we expand into domestic and global markets with comprehensive sets of service offerings, we will need additional qualified personnel and sufficient workforce. If we lose the services of any employee whom we deem are important to our business operations, we may not be able to locate suitable or qualified staff replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Competition for talents in China’s online steel transactions industry is intense, and the availabilities of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Therefore, we must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees while managing our labor costs, our business, results of operations and financial performance may be materially harmed.

Even if we were to offer higher compensation and other benefits such as stock-based incentives, there is no assurance that the talents will choose to join or continue to work for us. Any failure to attract or retain employees could severely disrupt our business and growth. If any disputes arise between our current or former employees and us, we may have to incur substantial costs and expenses in order to enforce the agreements, or we may be unable to enforce them at all. We also commit significant time and other resources to train our employees, which increases their values to competitors if they subsequently leave us for them.

Misconducts, including illegal, fraudulent, or collusive activities, by any of our employees, buyers, sellers, third-party service providers or other value chain participants, may harm our brand and reputation and adversely affect our business and results of operations.

We are not able to control or predict the actions of our employees, buyers, sellers, third-party service providers or other value chain participants, either during their use of our digital platform or otherwise. We may fail to protect or provide safe environment for value chain participants and other third parties as a result of certain actions by our employees, buyers, sellers, third-party service providers and other value chain participants. Such actions may result in accidents, injuries, loss of product, leakage of sensitive personal information, business interruption, or damages to our financial conditions, brands and reputation. Our buyers may also suffer from false or misleading information posted on our digital platform. Although we administer certain qualification measures for our sellers and third-party service providers, including requiring identity information in the registration process, these qualification measures may not be sufficient enough for us to fully understand their background and qualifications. Furthermore, if we fail to duly verify the requisite qualifications or licenses of sellers, third-party service providers or other value chain participants, we may be subject to fines, penalties or other regulatory actions.

RISK FACTORS

Considering the large number of transactions on our digital platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activity involving our digital platform, or prevent all such activities from occurring. For example, if our steel product sellers engage in criminal activities, fraud or misconduct, or use our digital platform as a conduit for criminal or fraudulent activities, buyers may not consider our service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of our business relationships with such steel product sellers, which would adversely impact our brands, reputation, and business. On the other hand, if buyers engage in criminal or fraudulent activities or misconduct using our digital platform, steel product sellers may be unwilling to continue to use our digital platform. We cannot assure you that our safety measures against potential criminal activities will be effective. If any of these happens, our abilities to attract platform users may be harmed, and our business and financial results could be adversely affected. In such event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through our digital platform, relevant governmental authorities may also intervene and hold us liable for non-compliance under applicable laws and regulations and subject us to penalties, fines or regulatory actions. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Public reporting or disclosure of incidents occurring on or related to our digital platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liabilities based on product warranty claims, defects, injuries, or other incidents that are caused by sellers and third-party service providers using our digital platform. In addition, regulators may decide to hold us liable for incidents caused by sellers and third-party service providers, despite our status as a digital platform to facilitate transactions between steel product sellers and buyers. Even if these claims or regulatory proceedings do not result in liabilities or penalties on us, we could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on our prospects and future growth, including our abilities to attract and retain users of our digital platform.

Any failure to protect our intellectual property could harm our business and competitive position.

We rely on a combination of trademark, patent, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. However, we cannot assure you that those protective measures will be sufficient to protect our intellectual properties, for example, confidentiality agreements may be breached by counterparties. In addition, policing any unauthorised use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

RISK FACTORS

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products on our digital platform, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liabilities for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own.

In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or non-compliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial performance.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Currently, we rely on our digital platform to offer transaction services and transaction support services. Therefore, the satisfactory performance, reliability and availability of our digital platform are critical to our success and our ability to attract and retain buyers and sellers. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our digital platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our abilities to provide our services to the users could be adversely affected. The failure of telecommunications network operators to provide us with the requisite bandwidth could interfere with the speed and availability of our digital platform. Service interruptions prevent users from accessing our digital platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.

RISK FACTORS

Our business relies on the proper operation of our IT infrastructure and cloud infrastructure operated by third parties, any protracted malfunction of which could materially and adversely affect our business and operations.

Our business relies on the proper functioning of our IT infrastructure. Our TP system serves as a hub within our IT infrastructure, covering a comprehensive suite of business modules, including but not limited to, our self-developed ERP system, CRM system, SRM system and OA System. We use and operate the ERP system, through which we retrieve and analyze operational data, including sales and inventories, from our sales and marketing network. We also utilize our CRM system to achieve efficient management of our buyers. As our IT infrastructure is critical to our business operations, we need to upgrade and improve our IT systems constantly to support the continuous growth of our business. Although we did not experience any material IT system breakdown during the Track Record Period and up to the Latest Practicable Date, we cannot assure you that our IT systems will always operate without interruptions. Moreover, we cannot guarantee that the information security measures we currently maintain are adequate or that our IT systems can withstand intrusions from or prevent improper usage by third parties.

In addition, we may not always be successful in developing, installing, running or implementing new software or advanced IT systems as required by our business development. Even if we are successful in this regard, significant capital expenditure may be required, and we may not be able to benefit from the investment immediately. All of these factors may have a material adverse impact on our business, results of operations and financial performance.

Furthermore, we rely upon third-party providers of cloud-based infrastructure to host our digital platform. We are, therefore, vulnerable to problems experienced by these providers. Our operations depend on the third parties’ abilities to protect our systems in their facilities as well as their own systems against damages or interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer malware, viruses, spamming, phishing attacks or other attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. We may experience interruptions, delays or outages with respect to our third-party cloud infrastructure in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Such issues could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of and our value chain participants’ satisfaction with our services and solutions and could harm our business and reputation. In addition, hosting costs may increase as our buyer and seller base grows, which could harm our business if we are unable to grow our revenue sufficiently to offset such increase.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether by accident or on purpose, could harm our relationships with buyers, sellers, third-party service providers and other value chain participants and our reputation. We may not have sufficient capacities to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent us from attracting users on our digital platform or engaging in other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liabilities and cause steel product sellers, buyers and other value chain participants to abandon our solutions and services, any of which could adversely affect our business, results of operations and financial performance.

Any downtime for maintenance or repair of our digital platform and any disruption as a result of this will be harmful to our business and operations.

Maintaining and continuing to improve our digital platform involves substantial investment of capital and resources, integrating multiple information and management systems, attracting, developing and retaining qualified personnel with relevant subject matter expertise, and effectively managing and improving the buyer experience. This involves substantial risks, including risk of cost overruns, website downtime and other technology disruptions, and other issues that can affect the successful operation of our platform. Technological disruptions can result from delays, or downtime caused by high volumes of users or transactions, deficiencies in design or implementation, platform enhancements, power outages, computer and telecommunications failures, computer viruses, worms, ransomware or other malicious computer programs, denial-of-service attacks, security breaches through cyber-attacks from cyber-attackers or sophisticated organizations, catastrophic events such as fires, tornadoes, earthquakes, hurricanes and usage errors. If we are not able to operate successfully and to continually improve our digital platform to provide a user-friendly, secure online experience offering products and services expected by our buyers, we could be placed at a competitive disadvantage and our reputation, operations, financial performance, and future growth could be materially and adversely affected.

RISK FACTORS

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, results of operations and financial performance may be materially and adversely affected.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks, and similar disruptions that may jeopardise the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorised access to our systems, misappropriation of information or data, deletion or modification of buyer information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorised access to or sabotage systems change frequently and may not be known about until they are launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks.

We are likely in the future to be subject to these types of attacks, although to date no attack has been resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation could be harmed and we could sustain substantial revenue loss from lost sales and buyer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, sellers, buyers or other value chain participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income. We currently do not carry any cybersecurity insurance.

Our business generates and processes a large amount of data and our failure to protect the confidential information of our buyers or the improper use or disclosure of such data may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter the users from using our digital platform.

We collect, store and process certain corporate and other sensitive data from our buyers, for example, their corporate basic information, tax reports and transactional data on our digital platform which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Although we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Techniques used to sabotage or obtain unauthorised access to systems change frequently and generally are not recognized until they are launched against a target, therefore we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breaches or other unauthorised access by accident or on purpose to our system could cause confidential buyer information to be stolen and used for criminal purposes. Security breaches or unauthorised access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party actions, employee errors, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with buyers could be severely damaged, we could incur significant liabilities, and our business and operations could be adversely affected.

RISK FACTORS

In addition, PRC governmental authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consents of users or other legal basis for personal information processing, and to keep collected personal information confidential, as well as to establish user information protection systems with appropriate remedial measures. We have obtained the consents from our buyers to use their information within the scope of authorization and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, changes in the interpretation and application of such laws and regulations in the future may require changes to the features of our system, and we cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then-applicable laws and regulations, we may incur additional costs and liabilities, our reputation, business and operations might be adversely affected. See “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Cybersecurity, Data Security and Protection of Personal Information” for more details.

Our current risk management system may not be able to assess or mitigate all risks to which we are exposed. If we fail to develop and maintain an effective internal control system, our business operation might be adversely affected.

We have established risk management, quality control and internal control systems consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including, but not limited to, our buyers and sellers, or other events that are beyond our control, that could adversely affect our product quality and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

We may fail to make successful or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the strategic alliances, acquisitions or investments we make.

We may enter into selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our service offerings and improve our technology system. These strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited abilities to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

RISK FACTORS

Provided suitable opportunities, we may pursue strategic alliances, acquisitions and investments in the future. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, results of operations and financial performance.

Failure by us or our service providers to comply with applicable anti-bribery, anti-money laundering, financial and economic sanctions, governmental import or export controls and anti-terrorism financing laws and regulations, and/or dealings with sanctions targets, could expose us to legal liabilities or sanctions, or damage our reputation.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on payment processors, in particular online payment companies that handle the transfer of funds from buyers to us, to have their own appropriate anti-money laundering policies and procedures. Certain online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring payment processors.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities or failure to comply with sanctions in the past. For our internal control measures and policies on anti-money laundering, see “Business of the Target Group – Environmental, Social and Governance – Internal Control on Anti-Money Laundering and Anti-Corruption”. However, our policies and procedures may not be completely effective in preventing other parties from using us, or any of payment processors as a conduit for money laundering (including illegal cash operations), terrorist financing, or dealings involving sanctioned persons without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing, or sanctions targets, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our results of operations and financial performance. Even if we and payment processors comply with the applicable anti-money laundering and sanctions laws and regulations, we and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities, and we may not be able to completely avoid any dealings involving sanctioned persons. Any negative perception of the industry, such as that arising from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our results of operations and financial performance.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products. As a result, we may not be able to acquire sufficient insurance for all types of risks we face in our operations in China and elsewhere, and our insurance coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, results of operations and financial performance could be materially and adversely affected.

RISK FACTORS

Failure to comply with labor-related laws and regulations may subject us to penalties and other risks.

Companies operating in China are required to participate in various employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of employee salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where the employees are employed. The detailed requirements of employee benefit plans may be adjusted when implemented by the local governments in China given the different levels of economic development in different locations. In addition, we are required to comply with applicable labor laws and regulations, including obtaining approvals for flexible working hour and comprehensive working hour systems. During the Track Record Period, we engaged third-party human resources agencies to make social insurance and housing provident fund contributions for some of our employees on behalf of us. We believe that, during the Track Record Period and up to the Latest Practicable Date, the third-party human resources agencies engaged by us made full social insurance and housing provident fund contributions for relevant employees in a timely manner. As of the Latest Practicable Date, we had not been subject to any administrative penalties for the aforementioned issue, nor were we aware of any material employee complaints or disputes with respect to social insurance or housing provident fund contributions that may have any material adverse effect on us. However, if the relevant PRC authorities determine that we shall make supplemental contributions, or that we are not in compliance with labor laws and regulations, or that we failed to obtain any approvals, licenses, registrations or filings as required under relevant labor laws and regulations or become subject to fines or other legal actions, including order of timely rectification, our business, results of operations and financial performance may be adversely affected.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may adversely affect our business operations.

As of the Latest Practicable Date, landlords of some of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the competent governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Some of our leased properties were also subject to mortgage at the time the leases were entered into. Such lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, some of our leasehold interests in leased properties have not been registered with the competent PRC governmental authorities as required by PRC laws and regulations, which may expose us to administrative fines of up to RMB10,000 per lease agreement if we fail to remediate after receiving any notice from the competent PRC governmental authorities.

As of the Latest Practicable Date, we were not aware of any material claims or actions being contemplated or initiated by governmental authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations.

RISK FACTORS

In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We cannot assure you that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liabilities resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected. See “Business of the Target Group – Property” in this circular for details of the properties we occupy.

We had been and may in the future be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are unfavorable to us, it could have a material adverse effect on our business, results of operations and financial performance.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. As of the Latest Practicable Date, we were the defendant in two lawsuits for contract claims. For details, see “Business of the Target Group – Legal Proceedings and Compliance.” We could not predict the definite results of such proceedings. Regardless of the outcome and merit of such proceedings, however, any legal actions can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdictions, could materially and adversely affect our results of operations and financial performance in a particular period or damage our reputation.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as monkeypox, swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions.

The occurrence of a disaster or a prolonged outbreak of an epidemic illness, including the COVID-19 pandemic, or other adverse public health developments in the countries and regions we have operations could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS, Ebola, Zika or other disease epidemics, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Chinese or global economy in general. Our operations could also be severely disrupted if our buyers, sellers, third-party service providers or other value chain participants were affected by natural disasters, health epidemics or other outbreaks.

Any changes in regional or global economic, political or social conditions could materially and adversely affect our business, results of operations and financial performance.

The majority of our operations are located in China. Accordingly, our business, results of operations, financial performance and prospects may be influenced to a significant degree by economic, political, and social conditions in China and by continued economic growth in China. While the global economy (including in particular markets where our operations are primarily located) generally has experienced certain levels of growth over the past decades, there can be no assurance that the growth rate in the future would remain at a similar speed. The Chinese government has implemented a series of measures to encourage economic growth, which may benefit the overall Chinese economy. However, those encouraging measures may not have the same effect on us. We cannot predict future trends in China’s economic, political or social conditions or the effect that new government policies that may have on our business and results of operations.

RISK FACTORS

In addition, the regional and global macroeconomic environment are facing challenges, including the U.S.-China tensions, the end of quantitative easing and start of interest rate hikes by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the Russian Federation’s invasion of Ukraine. The expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, may also have near- or long-term impacts of the regional and global economies. Moreover, there have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatilities. We may also incur additional costs considering international trade disputes, including tariff actions and trade barriers which may adversely affect the regional and/or global markets and economic conditions.

Furthermore, the outbreak of war in Ukraine in February 2022 had affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial performance, liquidity and business outlook.

Risks Relating to the Target Group's Contractual Arrangements

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if any new interpretation on these regulations appears, we could be subject to severe penalties, including the nullification of the Contractual Arrangements, or be forced to relinquish our interests in those operations.

Foreign ownership of Internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. Although the Administrative Rules on the Foreign-invested Telecommunications Enterprises (《外商投資電信企業管理規定》) recently promulgated by the State Council which came into effect in May 2022 lifted the prior requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise must have a good track record and operational experience in the value-added telecommunications industry, there remain restrictions on foreign investments in value-added telecommunication businesses. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding who engages in the business of e-commerce, domestic multiparty communications, data collection and transmission services and call centers) in accordance with the negative list in the Special Management Measures for the Access of Foreign Investment (2024 version) (《外商投資准入特別管理措施(負面清單)(2024年版)》), which became effective on November 1, 2024 and replaced the negative list in the Special Management Measures for the Access of Foreign Investment (2021 version) (《外商投資准入特別管理措施(負面清單)(2021年版)》) and other applicable laws and regulations.

RISK FACTORS

To comply with PRC laws and regulations, we conduct our internet-related business in China through a number of PRC incorporated variable interest entities. The variable interest entities are beneficially owned by PRC citizens who are our Controlling Shareholders or by other investors in the PRC, with whom we have contractual arrangements, or the Contractual Arrangements. Such Contractual Arrangements give us effective control over each of the variable interest entities and enable us to obtain substantially all of the economic benefits arising from the variable interest entities as well as consolidate the financial results of the variable interest entities in our results of operations. Although the structure we have adopted is consistent with long-standing industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. These variable interest entities hold the licenses, approvals and key assets that are essential for the operations of our internet-related businesses.

In the opinion of our PRC Legal Advisor, Shihui Partners, (i) the ownership structures of our wholly foreign owned enterprise and our variable interest entities in China, are in compliance with the applicable PRC laws, regulations or rules currently in effect, and (ii) subject to the risks as disclosed in the section headed “– Risks Relating to the Target Group's Contractual Arrangements”, the Contractual Arrangements between our wholly foreign owned enterprise, our variable interest entities and their respective equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC laws, rule or regulation currently in effect. However, our PRC Legal Advisor has also advised us that the PRC may enact new laws, regulations and rules or update the interpretation and application of current laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Advisor. It is uncertain whether any other new PRC laws or regulations relating to consolidated affiliated entity structures will be adopted or if adopted, what they would provide. If we are found in violation of any PRC laws or regulations or if the Contractual Arrangements among our wholly foreign-owned enterprise, our variable interest entities and their respective equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities might take several measures in dealing with such violation, including, without limitation:

•	revoking our business and operating licenses;

•	requiring us to discontinue or restrict business operations;

•	restricting our right to collect revenue;

•	shutting down all or part of our websites or services;

•	levying fines on us and/or confiscating the proceeds that they deem to have been obtained through non-compliant operations;

•	requiring us to restructure our ownership structure or operations, such as terminating the Contractual Arrangements with our consolidated affiliated entities and deregistering the equity pledges of consolidated affiliated entities;

•	imposing additional conditions or requirements with which we may not be able to comply;

•	restricting or prohibiting our use of proceeds from the De-SPAC Transaction or other overseas financing activities to finance our business and operations; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in variable interest entities, including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interests will be disposed of in accordance with the Contractual Arrangements. Any of these actions could cause significant disruption to our business operations, and significantly harm our reputation, which would, in turn, materially and adversely affect our business, results of operations and financial performance. It is unclear whether PRC government actions would have any impact on us, and our abilities to consolidate the financial results of any of our Consolidated Affiliated Entities in our consolidated financial statements, if the PRC governmental authorities find our legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations.

RISK FACTORS

We rely on Contractual Arrangements with our Consolidated Affiliated Entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on Contractual Arrangements with Consolidated Affiliated Entities and their shareholders to operate our business in China. For a description of these Contractual Arrangements, see “History, Reorganization and Corporate Structure of the Target Group”. These Contractual Arrangements may not be as effective as direct ownership in providing us with control over our Consolidated Affiliated Entities. For example, our Consolidated Affiliated Entities and their shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our Consolidated Affiliated Entities in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our Consolidated Affiliated Entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by our Consolidated Affiliated Entities and their shareholders of their obligations under the contracts to exercise control over our Consolidated Affiliated Entities. The shareholders of our Consolidated Affiliated Entities may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the Contractual Arrangements with our Consolidated Affiliated Entities. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and, therefore, will be subject to procedures for ratification and enforcement of foreign judgment or ruling in the PRC legal system. See “– Risks Relating to the Target Group's Contractual Arrangements – Any failure by our Consolidated Affiliated Entities or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.” Therefore, our Contractual Arrangements with our Consolidated Affiliated Entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our Consolidated Affiliated Entities or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

If our Consolidated Affiliated Entities or their shareholders fail to perform their respective obligations under the Contractual Arrangements, we could be limited in our abilities to enforce the Contractual Arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to seek specific remedies under applicable laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under applicable laws. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in our Consolidated Affiliated Entities to us or our designee if we exercise the purchase options pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, or otherwise fail to fulfill their contractual obligations, then we may have to take legal actions to compel them to perform their contractual obligations. A 0.67% equity interest (“Equity Interest”) in Zhaogang Netcom which is held by a registered shareholder was frozen due to a dispute between such registered shareholder and a third party, involving approximately RMB1,000,000, and the third party filed the application to the court for non-litigation property preservation on the Equity Interest. As of the Latest Practicable Date, the registered shareholder was in the process of settling the dispute with such third party and the Equity Interest remained frozen. Our PRC Legal Advisor is of the view that: (i) the freezing of such Equity Interest will not affect the legality, validity or legally binding of the Contractual Arrangements on the parties thereto; (ii) WFOE 1's priority of compensation of the pledge of equity interests, as the pledgee under the Equity Pledge Agreement, shall not be affected; and (iii) the exercise of the option by WFOE 1 of its rights under the Exclusive Option Agreement with respect to such Equity Interest may be subject to special procedures and approvals or may not be exercised at all.

RISK FACTORS

In addition, as confirmed by the Target Company and such Registered Shareholder, the legal dispute itself in relation to the frozen 0.67% interest of Zhaogang Netcom is between the Registered Shareholder and a third party, and neither Zhaogang Netcom nor any other companies within the Target Group is a party to the dispute. Based on the above, as well as the confirmations from WFOE 1 and such Registered Shareholder, and considering that (i) the De-SPAC Transaction is a series of transaction arrangements among the Successor Company, the Merger Sub, the SPAC and other applicable parties thereto and requires no direct transfer or disposal of the frozen Equity Interest in Zhaogang Netcom, and (ii) the freezing of Equity Interest would not affect WFOE 1's provision of business management consultation and other consultation services to Zhaogang Netcom pursuant to the Exclusive Business Cooperation Agreement and its exercise of voting rights of the Registered Shareholder pursuant to the Power of Attorney, the PRC Legal Advisor is of the view that except as disclosed otherwise, the legal dispute in relation to the frozen Equity Interest itself does not have any material adverse effect on the Successor Group's business operations and the De-SPAC Transaction as a whole. Although such freezing will not affect the priority of compensation of the share pledge enjoyed by us via our indirect subsidiary, in any case the relevant court ruled to sell such Equity Interests at auction, for sale or dispose of such Equity Interests in any other approach, we cannot assure you we or our designated party could finally purchase Equity Interests successfully.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Meanwhile, there are very few precedents as to how Contractual Arrangements in the context of a Consolidated Affiliated Entity should be interpreted or enforced under PRC laws, and it may be difficult to predict the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and time. In the event we are unable to enforce these Contractual Arrangements, or if we incur any significantly additional expense or time in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

The shareholders, directors, and executive officers of our Consolidated Affiliated Entities may have potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial performance.

The registered shareholders of our Consolidated Affiliated Entities are beneficially owned by some of our shareholders, directors, and executive officers. However, as we raise additional capital, and our shareholders sell the shares they hold in our Company in the future, the interests of such registered shareholders of our Consolidated Affiliated Entities might become different from the current interests of our Company as a whole. Under the influence of its shareholders, such registered shareholders of our Consolidated Affiliated Entities may breach, or cause our Consolidated Affiliated Entities to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our abilities to control our Consolidated Affiliated Entities and receive economic benefits from them. For example, the registered shareholders of our Consolidated Affiliated Entities may be able to cause our agreements with our Consolidated Affiliated Entities to be performed in a manner unfavorable to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interests arise, the registered shareholders of our Consolidated Affiliated Entities will act in the best interests of our Company or such conflicts will be resolved in our favor.

RISK FACTORS

Currently, we do not have any arrangements to address potential conflicts of interest between our Consolidated Affiliated Entities’ shareholders and our Company, except that we could exercise our purchase option under the options agreement with such shareholders to request that they transfer all of their equity interests in our Consolidated Affiliated Entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interests or disputes between us and the shareholders of our Consolidated Affiliated Entities, we would have to rely on legal proceedings, which could result in the disruption of our business and we could not predict the outcome of any such legal proceedings.

Contractual Arrangements in relation to our Consolidated Affiliated Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our Consolidated Affiliated Entities owe additional taxes, which could negatively affect our financial performance.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements between our Consolidated Affiliated Entities, our subsidiaries and us were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our Consolidated Affiliated Entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our Consolidated Affiliated Entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and/or other penalties on our Consolidated Affiliated Entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial performance could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and/or other penalties on the adjusted but unpaid taxes.

We conduct business operations in the PRC through our Consolidated Affiliated Entities by way of the Contractual Arrangements, but certain of the terms of the Contractual Arrangements may not be enforceable under applicable laws.

All the agreements which constitute the Contractual Arrangements are governed by PRC laws and provide for the resolutions of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. In the event that we are unable to enforce the Contractual Arrangements, or if we incur significant time or expenses in the process of enforcing them, it would be very difficult to exert effective control over our variable interest entities, and our abilities to conduct our relevant business and our financial performance and results of relevant business operations may be materially and adversely affected.

The Contractual Arrangements contain provisions to the effect that the arbitral body may award remedies over the shares and/or assets of our Consolidated Affiliated Entities, injunctive relief and/or winding up of our Consolidated Affiliated Entities. These agreements also contain provisions to the effect that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under applicable laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our Consolidated Affiliated Entities in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable. PRC laws do allow the arbitral body to grant an award of a transfer of assets of or equity interests in our Consolidated Affiliated Entities in favor of an aggrieved party. Therefore, in the event of a breach of any agreements constituting the Contractual Arrangements by our Consolidated Affiliated Entities and/or their respective equity holders, and if we are unable to enforce the Contractual Arrangements, we may not be able to exert effective control over our variable interest entities, which could negatively affect our abilities to conduct our business.

RISK FACTORS

Our exercise of the options to acquire equity ownership and assets of our Consolidated Affiliated Entities may subject us to certain limitations and substantial costs.

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), or the “FITE Regulations” promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, the “Qualification Requirements”. On March 29, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations (《國務院關於修改和廢止部分行政法規的決定》), which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the ICP Qualification Requirements for major foreign investors that invest in PRC companies conducting value-added telecommunication business set out in the FITE Regulations were removed. However, we may not be able to assure you we would always satisfy these requirements as new guidance requirements may be promulgated in the future.

Although we have taken many measures to meet the Qualification Requirements, we still face the risk of not satisfying the requirements. If in the future PRC laws allow foreign investors to invest in value-added telecommunications enterprises in China, we may be unable to unwind the Contractual Arrangements before we are able to comply with the Qualification Requirements, or if we attempt to unwind the Contractual Arrangements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, results of operations and financial performance.

Pursuant to the Contractual Arrangements, our WFOE has the exclusive right to purchase all or any part of the equity interests in our Consolidated Affiliated Entities from the respective equity holders for a nominal price. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to our WFOE. If such transfer takes place, the competent tax authorities may require our WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

We may lose the ability to use licenses, approvals, and assets held by our Consolidated Affiliated Entities that are material to the operation of certain portions of our business if the Consolidated Affiliated Entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of the Contractual Arrangements with our Consolidated Affiliated Entities, our Consolidated Affiliated Entities hold certain licenses, approvals, and assets that are material to the operation of certain portions of our business, including intellectual property and premise. If our Consolidated Affiliated Entities go bankrupt and all or part of their licenses, approvals and assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, results of operations and financial performance. Under the Contractual Arrangements, our Consolidated Affiliated Entities may not, in any manner, sell, transfer, mortgage, otherwise encumber or dispose of their assets or legal or beneficial interests in the business that exceed RMB1 million in value without our prior consents. If our Consolidated Affiliated Entities undergo voluntary or involuntary liquidation proceedings, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our abilities to operate our business, which could materially and adversely affect our business, results of operations and financial performance.

RISK FACTORS

The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress of the PRC (中華人民共和國全國人民代表大會) promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment.

The Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. Therefore, we could not assure you that our Contractual Arrangements with the Consolidated Affiliated Entities, their respective subsidiaries and shareholders would not be recognized as foreign investment, or our Contractual Arrangements and operation of certain restricted business through our Consolidated Affiliated Entities would not be deemed to be in violation of the foreign investment access requirements. There is no guarantee that our Contractual Arrangements, the business of the Consolidated Affiliated Entities and our financial conditions will not be materially and adversely affected considering future and potential development of the relevant interpretation and the implementation of the Foreign Investment Law.

Our holding company in the Cayman Islands, the Consolidated Affiliated Entities, and investors may be required to take further actions if any future laws, administrative regulations or provisions or any implementation and enforcement of the existing laws, administrative regulations or provisions develops, and if we fail to take such actions in a timely manner or at all, the business, financial condition, and results of operations of the Consolidated Affiliated Entities and the Successor Company as a group may be affected.

Risks Relating to Government Regulations

We may be subject to the approval of, or filing with, CSRC or other regulatory authorities in connection with capital raising activities.

PRC laws and regulations in relation to overseas securities offering and listing have been evolving. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, initial public offerings or listings in overseas markets shall be filed with the CSRC within three business days after the relevant application is submitted overseas. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfill the filing procedure as prescribed thereunder. Where overseas application documents are not required, the filing shall be made within three business days after the first public disclosure of the specifics of the transaction is made by the listed company. Moreover, we are also required to report to CSRC within the time limit upon the occurrence of any of the material events specified thereunder, including without limitations, change of control, delisting, etc. For more details, see “Regulations Applicable to the Target Group’s Business and Operations.”

RISK FACTORS

We will file with the CSRC within the prescribed period as required by the Overseas Listing Trial Measures. However, given that the Overseas Listing Trial Measures and the relevant guidelines were recently promulgated, we cannot predict when and whether further implementation rules or measures will be issued or promulgated, and we cannot assure you that we will always be able to comply with the Overseas Listing Trial Measures and those guidelines in all aspects in the future. Any failure or perceived failure to make filing report or comply with other applicable laws and regulations would have a material adverse effect on our capital raising activities and result in negative publicity and legal proceedings or regulatory actions against us in the future.

Regulatory requirements on currency conversion may limit our abilities to utilize our revenues effectively and affect the value of your investment.

We are a Cayman Islands holding company conducting operations in China through our PRC subsidiaries and Consolidated Affiliated Entities. We may make loans to our PRC subsidiaries and Consolidated Affiliated Entities, or finance our wholly foreign-owned subsidiaries in China by means of capital contributions, subject to approval from or filings from governmental authorities.

Any loans provided by us to our wholly foreign-owned subsidiaries in China are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital, net assets, the cross-border financing leverage ratio or the Macro-prudential Management Mode. Under relevant PRC laws, the loans must be registered with the local branches of SAFE, or filed with SAFE in its information system. Moreover, any medium- or long-term loan to be provided by us to our Consolidated Affiliated Entities or other PRC entities must also be registered with the NDRC and SAFE or its local branches. If we decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions, these capital contributions shall go through record-filing procedures from competent administrations of market regulation. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or Consolidated Affiliated Entities or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our abilities to provide prompt financial supports to our PRC subsidiaries or Consolidated Affiliated Entities when needed.

In addition, under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approvals of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange regulatory regime, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our Company. However, approvals from or registrations with appropriate government authorities are required where Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayments of loans denominated in foreign currencies. As a result, we need to obtain SAFE approvals to use cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities to pay off their respective debts in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. Failure to complete such registrations or obtain such approvals on a timely basis may prevent us from utilizing our revenues efficiently.

RISK FACTORS

Regulatory, legislative or self-regulatory developments for online businesses in general, including privacy and data protection regimes, are expansive and if new regulations are enacted in the future and we are unable to respond to these developments promptly, we may be subject to enforcement actions for compliance failures, or restrictions on how we are able to operate our business. We may also need to incur significant compliance costs or make adjustments to our digital platform or business model.

If legislations and regulations related to online businesses in general, such as the collection and use of user data, and other data protection and privacy regulations are enacted in the future, we may need to devote significant management resources in monitoring their development and compliance costs. We may also need to adjust our business practices in a manner that could adversely affect our business and results of operations, or compromise our ability to effectively pursue our growth strategies. In recent years, the PRC government has enacted legislation relating to Internet use to protect personal information from any unauthorized disclosure. For example, regulations promulgated by the MIIT, stipulate that Internet information service providers must not, without a user’s consent, collect the user’s personal information that can reveal the identity of the user whether by itself or when used in combination with other information, and must not provide any such information to third parties without prior consent from the user. In addition, Internet information service providers shall inform their users of their service scope and shall not use users’ information beyond such scope or collect any other information that is irrelevant to the services they provide. Also, on December 28, 2021, the Cyberspace Administration of China (the “CAC”) published the Measures for Cybersecurity Review (《網絡安全審查辦法》), which came into effect on February 15, 2022 simultaneously repealing the Measures for Cybersecurity Review implemented on June 1, 2020. The Measures for Cybersecurity Review has inserted the procedures for additional oversight of “foreign listing” in relation to cybersecurity. Online platform operators that possess the personal data of more than one million users must apply for a cybersecurity review by the Cybersecurity Review Office, if they plan listing of companies in foreign countries. Although we processes personal information of more than one million users, our PRC Legal Advisor is of the view that, the listing in Hong Kong is not deemed as a “foreign listing” under Article 7 of the Measures for Cybersecurity Review based on the consultation with the CCRTCC in April 2023, however there is no assurance that the relevant regulators will not promulgate new interpretation of such measures and regulations. The Measures for Cybersecurity Review provides that a critical information infrastructure operator purchasing network products and services, and platform operations carrying out data processing activities which affect or may affect national security, shall be subject to cybersecurity review in accordance with the Measures for Cybersecurity Review. As of the date of this circular, we had not received any notification from relevant government authorities that we will or may be recognized as a critical information infrastructure operator.

The Cyber Data Security Regulations, which was promulgated on September 24, 2024 and came into effect on January 1, 2025, aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations and safeguard national security and public interests. The Cyber Data Security Regulations put forward general requirements and provisions for network data security, further specify rules concerning personal information protection and fine-tune mechanisms for the management of important data. In addition, the Cyber Data Security Regulations stipulate the obligations for internet platform service providers, specifying data protection requirements for entities such as online platform service providers. The Cyber Data Security Regulations do not include the contents related to cybersecurity review standards for listing abroad and in Hong Kong in the Draft Regulations, which was published on November 14, 2021. According to the Draft Regulations, if the listing in Hong Kong of a data processor affects or may affect national security, or any other data processing activities of a data processor affect or may affect national security, the data processor shall, in accordance with relevant state provisions, apply for a cybersecurity review. As advised by our PRC Legal Advisor, we believe that, under the Measures for Cybersecurity Review and the Cyber Data Security Regulations, we would be able to comply with them all in all material respects and these regulations do not cause any material adverse impact on our business operation, or the our proposed listing in Hong Kong, on the basis that: (a) we have implemented comprehensive internal policies on protecting data privacy and security, with the purpose of ensuring data and information security compliance with all applicable laws and regulations; (b) we have taken reasonable and adequate technical and management measures to ensure data security; (c) during the Track Record Period and up to the Latest Practicable Date, we had not been and we are not currently be involved in any cybersecurity review or investigation by the CAC or other PRC government authorities with respect to the Measures of Cybersecurity Review; (d) as of the date of this circular, we had not received any notifications from relevant government authorities that we will or may be recognized as a critical information infrastructure operator; (e) the data processed by us has not been identified as core data or important data by any PRC government authorities; and (f) we will continue to monitor the legislative and regulatory changes in data security and comply with the latest regulatory requirements. Nevertheless, we could not predict if there would be any future changes of the regulatory regime. There can be no assurance that the relevant authorities will not take a view contrary to or otherwise different from that of us or our PRC Legal Advisor above.

RISK FACTORS

These laws and regulations may continue to evolve in the future and the measures we take to comply with these laws, regulations and industry standards (such as making the necessary modifications to our business practices) may not always be effective or timely. We may be subject to litigation or administrative actions or reduced demand for our services if we fail to do so. Any proceedings or perception of concerns relating to our collection, use, disclosure and retention of data, including our security measures for the data we collect, whether or not valid, could adversely affect our reputation, require us to incur significant amount of management attention and costs in dealing with the relevant proceedings, increase our costs of our business operations. Any of the foregoing could have a material adverse impact on our business, results of operations and prospects.

If our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations, we may be subject to penalties, including restrictions on our abilities to make capital contributions to our PRC subsidiaries and our PRC subsidiaries’ abilities to distribute profits to us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》), or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

RISK FACTORS

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, we may not always be able to procure them to comply with SAFE Circular 37 or other related regulations, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

These foreign exchange regulations and other approval requirements may continue to evolve in the future and we cannot predict how these will affect our offshore or cross-border transactions in the future. In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

Dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.

Under the new PRC Corporate Income Tax Law and its implementation regulations issued by the State Council, to the extent such dividends for earnings derived since 1 January 2008 are sourced within China and we are considered a “resident enterprise” for PRC tax law purposes, then PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as any such “non-resident enterprise” investor does not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. A lower withholding tax rate may apply if such “non-resident enterprise” is incorporated in a jurisdiction that has entered into an income tax treaty or agreement with China that allows a lower withholding. Similarly, any gain realised on the transfer of the Shares by such “non-resident enterprise” investors are also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders who are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our Shares, the value in our Shares may be materially adversely affected. However, it is unclear whether our shareholders, if they are considered a PRC “resident enterprise”, might be able to claim the benefit of any income tax treaties or agreements entered into between their countries of tax residence or jurisdiction and China.

Dividends paid to our Hong Kong subsidiaries might not qualify for the reduced withholding tax rate of China mainland under the special arrangement between Hong Kong and China mainland.

Under the Enterprise Income Tax Law, the profits of a foreign-invested enterprise that are distributed to its immediate holding company outside China mainland are subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷稅漏稅的安排》) effective in 2006 in the Mainland, this rate is lowered to 5% if a Hong Kong resident enterprise owns more than 25% of company in China mainland distributing the dividends. However, according to the Circular of the State Administration of Taxation on Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties (國家稅務總局關於發佈《非居民納稅人享受稅收協定待遇管理辦法》的公告), which was issued by the State Administration of Taxation and became effective in November 2015, it is stipulated that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of their tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits and be subject to ongoing administration by the tax authorities. Moreover, according to the Notice of the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements (《國家稅務總局關於執行稅收協定股息條款有關問題的通知》) issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain preferential tax treatment, the tax authorities in China mainland have the powers to adjust the preferential tax rate for which an offshore entity would otherwise be eligible. There is no assurance that the tax authorities in China mainland will grant approvals on the 5% withholding tax rate on dividends paid by our subsidiaries in China mainland and received by our subsidiaries in Hong Kong.

RISK FACTORS

PRC regulations establish certain procedures for some acquisitions of or investment into PRC companies by foreign investors, which through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and some other regulations and rules concerning mergers and acquisitions established certain procedures and requirements for acquisition of Chinese companies, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of the PRC (中華人民共和國全國人民代表大會常務委員會), which was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. See also “– The monopoly regulatory landscape is subject to change and may affect our operations. Any failure or perceived failure by us to comply with the Anti-Monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigations or claims against us and could have an adverse effect on business, reputation, results of operations and financial performance.”

In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《商務部實施外國投資者併購境內企業安全審查制度的規定》), or the Security Review Rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. The Foreign Investment Law was newly enacted on January 1, 2020. On December 19, 2020, the Measures for the Security Review for Foreign Investment were jointly issued by the NDRC and Ministry of Commerce, which stipulates detailed rules for foreign investment that is subject to security review. Furthermore, this new rule provides that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other fields which relate to national security, they shall report to the office in advance for a security review.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce and obtaining approval from or reporting to the anti-monopoly law enforcement agency, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. There is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any failure to comply with relevant requirements could have a material adverse effect on our business, results of operations and corporate structure.

RISK FACTORS

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and have a material effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82 (《關於境外註冊中資控股企業依據實際管理機構標準認定為居民企業有關問題的通知》) (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in July 28, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45 (《境外註冊中資控股居民企業所得稅管理辦法(試行)》) (“SAT Bulletin 45”), which became effective on September 1, 2011, and was last amended on June 15, 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in China. SAT Bulletin 45 specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese-controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

Although our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group, we cannot rule out the possibility that the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, which could subject our Company or any of our non-PRC subsidiaries to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

RISK FACTORS

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realised on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns in our Shares.

If our employees or we fail to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local counterparts for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or Stock Option Rules. Pursuant to the Stock Option Rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of the De-SPAC Transaction. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ abilities to distribute dividends to us.

The SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

The monopoly regulatory landscape is subject to change and may affect our operations. Any failure or perceived failure by us to comply with the Anti-Monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigations or claims against us and could have an adverse effect on business, reputation, results of operations and financial performance.

According to Anti-monopoly Law of the PRC (《中華人民共和國反壟斷法》) (released on August 30, 2007, last amended on June 24, 2022 and then effective from August 1, 2022), business operators holding dominant market positions shall not abuse such position to restrict trading counterparts to transact only with such business operators or only with designated business operators without a justifiable reason. Where a business operator has violated the Anti-monopoly Law of the PRC by abusing its dominant market position, the anti-monopoly enforcement agency shall order the business operator to stop the illegal act and confiscate the illegal income, a fine of 1% to 10% of the business operator’s revenue from the preceding year shall be imposed.

RISK FACTORS

In February 2021, the Anti-monopoly Commission of the State Council (國務院反壟斷委員會) promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms (《關於平台經濟領域的反壟斷指南》), or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. To determine the abuse of dominant market positions in the field of platform economy, relevant markets shall be firstly defined, and whether business operators have dominant positions in the relevant markets should be analysed, and then whether abuse of its dominant market positions is constituted shall be analysed specifically on a case-by-case basis. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentration involving VIEs will also be subject to antitrust filing requirements.

On November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises (《企業境外反壟斷合規指引》), which is aimed at helping the PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks.

Anti-monopoly regulatory landscape is subject to change, especially in terms of the enactment timetable, final provisions, and the possible introduction of new laws, regulations and guidance requirements. Although we believe we do not engage in any of the foregoing situations, we cannot assure you that the regulators will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as violation of the Anti-Monopoly Guidelines for Internet Platforms, it may result in governmental investigations, fines and/or other sanctions against us. Furthermore, the amended Anti-monopoly Law increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operators has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. Pursuant to the amended Anti-monopoly Law, the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms, the Anti-Monopoly Law, or other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, results of operations and financial performance. As of the Latest Practicable Date, we had not been subject to any administrative penalties, regulatory actions or inquiries in connection with anti-monopoly.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in the PRC or to enforce against them or us in the PRC with any judgments obtained from non-PRC courts.

Effecting service of process, recognition and enforcement of a foreign judgements or arbitral award is a complex issue and may require certain procedures and incur costs in most jurisdictions, including without limitations in China. In the past several years, China has been continuously strengthening the cooperation on reciprocal recognition and enforcement of judgements with other jurisdictions.

RISK FACTORS

On July 14, 2006, Hong Kong and China mainland entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned (《關於內地與香港特別行政區法院相互認可和執行當事人協議管轄的民商事案件判決的安排》) (the “Arrangement”) and revised on July 3, 2008, pursuant to which a party with a final court judgment rendered by a Hong Kong court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in the PRC. Similarly, a party with a final judgment rendered by a PRC court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. On January 14, 2019, the Supreme People’s Court of China mainland and Hong Kong entered into Arrangements for the mutual recognition and enforcement of judgments in civil and commercial cases between the courts of the Mainland and the Hong Kong Special Administrative Region (《關於內地與香港特別行政區法院相互認可和執行民商事案件判決的安排》) (the “New Arrangement”). The New Arrangement will broaden the scope of judgments that may be enforced between China mainland and Hong Kong under the Arrangement. Whereas a choice of jurisdiction needs to be agreed in writing in the form of an agreement between the parties for the selected jurisdiction to have exclusive jurisdiction over a matter under the Arrangement, the New Arrangement provides that the court where the judgment was sought could apply jurisdiction in accordance with the certain rules without the parties’ agreement. However, we cannot assure you that all final judgments will be recognized and effectively enforced by the relevant PRC courts.

On January 9, 2021, MOFCOM promulgated Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures (《阻斷外國法律與措施不當域外適用辦法》) with immediate effect (the “Order No. 1”), pursuant to which, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislations and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he or she/it shall truthfully report such matters to MOFCOM within 30 days. Upon assessment and being confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM shall issue a prohibition order to the effect that, the relevant foreign legislation and other measures are not accepted, executed, or observed, but such a citizen, legal person or other organization of China may apply to MOFCOM for an exemption from compliance with such prohibition order. However, since the Order No. 1 is relatively new, we cannot predict its specific enforcement in practice.

Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors may adversely affect our business, results of operations and financial performance.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social costs of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors or the PRC government's new standards for related matters, or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial performance and the price of our Shares could be materially and adversely affected.

RISK FACTORS

Risks Relating to the WVR Structure

The concentration of Share ownership upon the consummation of the De-SPAC Transaction limits the shareholders’ ability to influence corporate matters.

Upon completion of the De-SPAC Transaction, the Successor Company will be controlled through weighted voting rights. Each Successor Company Class B Share shall will have ten votes per share and each Successor Company Class A share will have one vote per share, except with respect to voting on resolutions with respect to a very limited number of Reserved Matters, in relation to which, each share is entitled to one vote. Immediately after the completion of the De-SPAC Transaction (assuming the Presumptions), Mr. Wang Dong and Mr. Wang Changhui will be the WVR Beneficiaries and will collectively beneficially own all of the issued and outstanding Successor Company Class B Shares, and will be entitled to approximately 65.8% of the voting power of the outstanding share capital of the Successor Company, for resolutions in relation to matters other than the Reserved Matters, with respect to which each share carries one vote. The WVR Beneficiaries will therefore have significant influence over management and affairs of the Successor Company, and over all matters requiring shareholder approvals, including the election of directors and significant corporate transactions, such as a merger or other sales of the Successor Company or the assets, for the foreseeable future. For further details about the shareholding structure, please see “Share Capital – Weighted Voting Right Structure.”

This concentrated control limits or severely restricts shareholders’ abilities to influence corporate matters and, as a result, we may take actions that the shareholders do not view as beneficial. As a result, the market price of our Shares could be adversely affected.

Holders of our Successor Company Class B Shares may exert substantial influence over us and may not act in the best interests of our independent shareholders.

Following the completion of the De-SPAC Transaction, the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Successor Company and will be able to influence the outcome of any shareholders’ resolutions, irrespective of how other shareholders vote. The interests of the holders of Successor Company Class B Shares may not necessarily be aligned with the interests of shareholders as a whole, and this concentration of voting power may also have the effect of delaying, deferring or preventing a change in control of the Successor Company.

Risks Relating to the De-SPAC Transaction and the Securities of Aquila and the Successor Company

If the De-SPAC Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of the Aquila Class A Shares and the Aquila Listed Warrants or, following the Closing, the Successor Company Class A Shares and the Successor Company Listed Warrants, may decline.

The unaudited pro forma financial information included in this circular is presented for illustrative purposes only and is not necessarily indicative of what the Successor Group’s actual financial position or results of operations would have been had the De-SPAC Transaction been completed on the dates indicated. If the perceived benefits of the De-SPAC Transaction do not meet the expectations of investors or securities analysts, the market price of the Aquila Class A Shares and the Aquila Listed Warrants prior to Closing may decline.

In addition, following the De-SPAC Transaction, fluctuations in the price of the Successor Company Class A Shares and the Successor Company Listed Warrants could contribute to the loss of all or part of your investment. Prior to the De-SPAC Transaction, there has not been a public market for securities of the Target Group. The Negotiated Value of the Target Company in connection with the De-SPAC Transaction was determined through arm’s length negotiations with the Target Company and the PIPE Investors after taking into account various considerations (as further described in “Letter from the Aquila Board – G. PIPE Investments”) and such Negotiated Value may not be indicative of the price of the Successor Company Class A Shares that will prevail in the trading market following the De-SPAC Transaction. Aquila has limited ability to assess the Target Group's business, management and systems, and cannot provide any assurances as to the Successor Company's prospects or success as a publicly listed company.

RISK FACTORS

If an active market for the Successor Company Class A Shares and the Successor Company Listed Warrants develops and continues, the trading price of the Successor Company Class A Shares and the Successor Company Listed Warrants following the De-SPAC Transaction could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Successor Company’s control. The Successor Company Class A Shares may trade at prices significantly below HK$10.00, being the price at which the Aquila Class A Shares were issued at the time of its initial offering and the subscription price for each PIPE Investment Share. In such circumstances, the trading price of the Successor Company Class A Shares may not recover and may experience a further decline.

Aquila Class A Shareholders may exercise their Share Redemption Right and Appraisal Right with respect to a large number of the Aquila Class A Shares, and the Successor Company may not meet the requirement of the minimum number of Professional Investors set out in the Listing Rules.

The Listing Rules require that the Successor Company must have at least 100 Professional Investors as holders of the Successor Company Class A Shares at the time of the listing of the Successor Company Class A Shares on the Stock Exchange. At the time of signing the Business Combination Agreement and up to the EGM, Aquila will not know how many Aquila Class A Shareholders will exercise their Share Redemption Right and Appraisal Right. If a large number of Aquila Class A Shareholders exercise their Share Redemption Right and Appraisal Right and a sufficient number of additional investors cannot be found prior to Closing to subscribe for Successor Company Class A Shares at Closing pursuant to the Permitted Equity Financing, the Successor Company may not have the required minimum number of Professional Investors as its shareholders to meet the requirement set out in the Listing Rules. In this case, unless a waiver from strict compliance with the relevant Listing Rule requirement is granted by the Stock Exchange, the Successor Company will not satisfy the requirement for listing on the Stock Exchange, and Aquila and the Target Company will not be able to complete the De-SPAC Transaction. There is no assurance that the Stock Exchange will grant such waiver.

There is no guarantee that any Aquila Class A Shareholder’s decision as to whether to redeem its Aquila Class A Shares for a pro rata portion of the Escrow Account will place the Aquila Class A Shareholder in a better future economic position.

There is no assurance as to the price at which an Aquila Class A Shareholder (assuming it does not redeem its Aquila Class A Shares) may be able to sell the Successor Company Class A Shares in the future following the completion of the De-SPAC Transaction.

Certain events following the completion of the De-SPAC Transaction may cause an increase in the share price of the Successor Company Class A Shares, and may result in a lower value realized now by an Aquila Class A Shareholder redeeming its Aquila Class A Shares than if that shareholder did not exercise its redemption right. Similarly, if an Aquila Class A Shareholder does not redeem its Aquila Class A shares, such shareholder will bear the risk of ownership of the Successor Company Class A Shares after the completion of the De-SPAC Transaction, and there can be no assurance that such shareholder can sell its Successor Company Class A Shares in the future for a price that is higher than the redemption price which is expected to be HK$10.00 per share as set out in this circular. Any Aquila Class A Shareholder who is in doubt as to its position or any action to be taken is recommended to consult its own professional advisors.

RISK FACTORS

The Promoters' economic interests or other conflicts of interest may incentivize them to complete the De-SPAC Transaction which may not be in the best interests of Aquila Shareholders.

The Promoters beneficially own or have a pecuniary interest in the Aquila Class B Shares and the Aquila Promoter Warrants that they purchased simultaneously with the offering of the Aquila Class A Shares in 2022 for the aggregate price of approximately HK$37,588,661 (at the subscription price of HK$0.0001 per Class B Share and HK$1.00 per Promoter Warrant). The Promoters have made available to Aquila an interest-free Loan Facility in an aggregate principal amount of HK$20 million (which had not been drawn down as of January 31, 2024) to finance expenses in excess of the amounts available from the issue of the Aquila Class B Shares and the Aquila Promoter Warrants and any interest or other income on the funds in the Escrow Account. The Promoters' investment in the Aquila Class B Shares and the Aquila Promoter Warrants, together with any loans drawn down under the Loan Facility, represent the Promoters' “at-risk” capital.

Pursuant to the De-SPAC Transaction, the Aquila Class B Shares held by the Promoters will be exchanged for Successor Company Class A Shares and the Aquila Promoter Warrants will be exchanged for Successor Company Promoter Warrants (which will, following the completion of the De-SPAC Transaction and subject to the terms and conditions of the Successor Company Promoter Warrants, be exercisable for Successor Company Class A Shares). In addition, the Promoters have been granted the Promoter Earn-out Right under the Promoter Earn-out and Lock-up Agreement. The Promoter Earn-out Right is subject to approval by ordinary resolution at the EGM, will be triggered only if the volume weighted average price of the Successor Company Class A Shares equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing and ending on the fifth anniversary of the date of Closing, and is subject to adjustment as explained further in “Letter from the Aquila Board – H. Promoter Earn-out Right”. The total value of the Successor Company Class A Shares, the Successor Company Promoter Warrants and the Promoter Earn-out Right to be received by the Promoters, based on the fair value of the Successor Company Class A Shares at HK$10 per share, the fair value of the Successor Company Promoter Warrants of HK$106,859,000 and the fair value of the Promoter Earn-out Right of HK$114,206,000 (as set out in Note 5 to “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group - C. Notes to the Unaudited Pro Forma Financial Information of the Successor Group”), is HK$454,879,110. The potential upside of the Promoters' investment will only be realized if the De-SPAC Transaction is completed, as the Aquila Class B Shares and Aquila Promoter Warrants will become worthless if a De-SPAC transaction is not completed within the deadline stipulated under the Listing Rules and the Promoter Earn-out Right will be cancelled and become void if the De-SPAC Transaction is not completed.

Furthermore, pursuant to the underwriting agreement in connection with the offering of Aquila Class A Shares and Aquila Listed Warrants dated March 11, 2022, the underwriters therein, including CMB International Capital Limited (“CMBI Capital”) which is an affiliate of CMB International Asset Management Limited (one of the Promoters) and also a Joint Sponsor, will (together with the other underwriters of that offering) receive deferred underwriting commissions of up to HK$35 million upon closing of a de-SPAC transaction. CMBI Capital is also entitled to a fee of US$500,000 as a Joint Sponsor of the Listing together with the other Overall Coordinators, to an aggregate of 1% of the gross proceeds from the PIPE Investments and 1% to 4% of the gross proceeds of the Permitted Equity Financing (if any) as fixed fees and, at the Target Company's sole discretion, an additional discretionary fee of up to 1% of the gross proceeds of the PIPE Investments and the Permitted Equity Financing (if any).

If the De-SPAC Transaction is not completed, Aquila will repay any loans drawn under the Loan Facility from any available funds held outside the Escrow Account and if such amounts are insufficient to repay any outstanding loan amounts in full, the Promoters have agreed to waive their right to such repayment. In addition, if the De-SPAC Transaction is not completed, the Promoters will be liable for ensuring that the proceeds in the Escrow Account are not reduced by the claims of the Target Group or claims of vendors or other entities that are owed money by Aquila for services rendered or contracted for or products sold to Aquila, but only if such entity has not executed a waiver agreement.

RISK FACTORS

These interests and relationships may have influenced the Promoters (which include Mr. Rongfeng JIANG, Ms. Di LE and Ms. Qian WU, who are Individual Promoters as well as Aquila Directors) and the Aquila Board to pursue and recommend the De-SPAC Transaction. In considering the recommendation of the Aquila Board to vote in favor of the De-SPAC Transaction and other resolutions at the EGM, Aquila Class A Shareholders should consider these interests.

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders or does not proceed to completion for any other reason, and Aquila is unable to complete a de-SPAC transaction with another de-SPAC target by the time limit provided for in the Listing Rules, Aquila will have to cease operations and wind up.

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders or does not proceed to completion for any other reason, and if Aquila has not completed a de-SPAC transaction within 36 months from March 18, 2022 (or, if this time limit is extended pursuant to a shareholder vote and in accordance with the Listing Rules, a de-SPAC transaction is not completed within such extended time limit), Aquila will (i) cease all operations except for the purpose of winding up; (ii) suspend the trading of the Aquila Class A Shares and the Aquila Listed Warrants; (iii) as promptly as reasonably possible but no more than one month thereafter, redeem the Aquila Class A Shares and distribute the funds held in the Escrow Account to holders of the Aquila Class A Shares on a pro rata basis, in an amount per Aquila Class A Share of not less than HK$10.00, which will completely extinguish the rights of the holders of the Aquila Class A Shares as shareholders (including the right to receive further liquidation distributions, if any); and (iv) liquidate and dissolve, subject, in the case of clauses (iii) and (iv), to Aquila’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

If the De-SPAC Transaction is not completed, potential de-SPAC targets may have leverage over Aquila in negotiating a de-SPAC transaction.

Any potential de-SPAC targets with which Aquila enters into negotiations concerning a de-SPAC transaction will be aware that Aquila must complete a de-SPAC transaction within 36 months of March 18, 2022, unless this time limit is extended pursuant a shareholder vote and in accordance with the Listing Rules. Consequently, if Aquila is unable to complete the De-SPAC Transaction, a potential de-SPAC target may obtain leverage over it in negotiating a de-SPAC transaction, knowing that if Aquila does not complete its de-SPAC transaction with that particular de-SPAC target, it may be unable to complete its de-SPAC transaction with any de-SPAC target. This risk will increase as Aquila gets closer to the time limits described above.

Subsequent to the completion of the De-SPAC Transaction, the Successor Group may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price after the De-SPAC Transaction, which could cause you to lose some or all of your investment.

Even though Aquila has endeavored to evaluate the risks inherent in the De-SPAC Transaction through due diligence on the Target Group, there is no assurance that this due diligence will highlight all material issues that may be present, that Aquila has adequately ascertained or assessed all of the significant risks of the Target Group’s business or the industry in which it operates, that it would be possible to uncover all material issues through the amount of due diligence conducted, or that factors outside of Aquila’s or the Target Group’s control will not later arise.

RISK FACTORS

As a result of these factors, the Successor Group may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it continuing to report losses. Even though these charges may be non-cash items and may not have an immediate impact on the Successor Company’s liquidity, charges of this nature could contribute to negative market perceptions about the Successor Company or the Successor Company Class A Shares. Even if Aquila’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Aquila’s preliminary risk analysis. Accordingly, the Aquila Class A Shareholders who choose to become shareholders of the Successor Group following the De-SPAC Transaction could suffer a reduction in the value of their shares.

Aquila’s shareholders will have a reduced ownership and voting interest after the completion of the De-SPAC Transaction.

After the completion of the De-SPAC Transaction, Aquila’s current shareholders will own a smaller percentage of the Successor Company than they currently own of Aquila. Immediately after Closing, Aquila Class A Shareholders will hold less than 10% of the issued share capital of the Successor Company (assuming the Presumptions). For details, see “Share Capital – Authorised and Issued Share Capital.” Consequently, Aquila’s current shareholders, as a group, will have reduced ownership and voting power in the Successor Company compared to their ownership and voting power in Aquila.

Aquila or the Target Group may be the target of litigation which could result in substantial costs and may delay or prevent the De-SPAC Transaction from being completed.

Defending against any litigation involving Aquila, the Target Group or the De-SPAC Transaction can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Aquila’s or the Target Group’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the De-SPAC Transaction, that injunction may delay or prevent the De-SPAC Transaction from being completed, which may adversely affect Aquila’s or the Target Group’s or, if the De-SPAC Transaction is completed but delayed, the Successor Group’s business, financial position and results of operations. There can be no assurance as to whether any such lawsuits will be filed.

In particular, Section 238 of the Cayman Companies Act provides for a right of the Dissenting Aquila Shareholders to be paid the fair value of their Aquila Shares subject to certain limitations. If the Dissenting Aquila Shareholders do not agree with the fair value determined by the Aquila Board, a petition may be filed with the Cayman Court for a determination of the fair value of the Dissenting Aquila Shares by the Cayman Court. The Dissenting Aquila Shareholders may participate in such proceedings until the determination of fair value is reached. For details, see “Letter from the Aquila Board – P. Appraisal Right of Dissenting Aquila Shareholders” and “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders.”

If the Aquila Class A Shareholders fail to comply with the redemption requirements or requirements to exercise their Appraisal Right specified in this circular, they will not be entitled to redeem their Aquila Class A Shares or exercise their Appraisal Right.

In order to exercise their Share Redemption Rights, the Aquila Class A Shareholders are required to complete the procedures set out in “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right – 3. Procedure to elect for Share Redemption”. Aquila Class A Shareholders electing to redeem their Aquila Class A Shares will receive, for each Aquila Class A Share redeemed, the Share Redemption Price which will be equal to the aggregate amount then on deposit in the Escrow Account calculated as of two Business Days prior to the EGM (including interest earned on the funds held in the Escrow Account and not previously released or approved by the Aquila Board for release to Aquila to pay for its expenses or taxes), divided by the number of the then issued and outstanding Aquila Class A Shares. Any Aquila Class A Shareholder who fails to properly exercise its redemption right will not be entitled to redeem its shares for the Share Redemption Price. See “Important Notice to Aquila Shareholders and Actions to be Taken – B. Share Redemption Right” for additional information on how to exercise your redemption rights.

RISK FACTORS

In order to exercise their Appraisal Right, the Dissenting Aquila Shareholders must follow the statutory procedures prescribed in the Cayman Companies Act. Aquila Shareholders who wish to exercise their Appraisal Right are recommended to seek their own advice on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act. The Dissenting Aquila Shareholders who fail to properly exercise their Appraisal Right will not receive the fair value for their Aquila Shares and will instead receive newly issued Successor Company Class A Shares. For details, see “Letter from the Aquila Board – P. Appraisal Right of Dissenting Aquila Shareholders” and “Important Notice to Aquila Shareholders and Actions to be Taken – D. Appraisal Right of Dissenting Aquila Shareholders.”

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders or does not proceed to completion for any reason, all Share Redemption requests will be canceled and Redeeming Aquila Shareholders will not receive the Share Redemption Price.

If the De-SPAC Transaction is not approved by Aquila Class A Shareholders or does not proceed to completion for any other reason, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. In this case, Aquila will arrange for the Hong Kong Share Registrar to promptly return any share certificate(s) delivered by Redeeming Aquila Shareholder(s). Aquila Class A Shareholders will only be able to exercise redemption rights in connection with an extraordinary general meeting to (i) approve another de-SPAC transaction, (ii) modify the timing of Aquila’s obligation to announce a de-SPAC transaction within 24 months of the initial listing date on March 18, 2022 or complete a de-SPAC transaction within 36 months of the listing date, or (iii) approve the continuation of Aquila following a material change in the Promoters or Aquila Directors as provided for in the Listing Rules or if Aquila fails to obtain the requisite approvals.

Future resales of the Successor Company Class A Shares may cause the market price of the Successor Company Class A Shares to decline significantly, even if the Successor Group’s business is performing well.

Pursuant to the Promoters Earn-out and Lock-up Agreement, the Promoters will receive additional Successor Company Class A Shares following the Closing subject to the satisfaction of certain conditions. In addition, the PIPE Investors will receive Successor Company Class A Shares. The Successor Company Class A Shares held by the Promoters are subject to a lock-up period of 12 months from the date of Closing while the shares issued to the PIPE Investors are not subject to any lock-up period. Furthermore, certain employees of the Target Company have been granted options under the Target Company ESOP which are exercisable for Successor Company Class A Shares. Successor Company Class A Shares issued to these employees pursuant to the exercise of options granted under the Target Company ESOP will be subject to a lock-up period of 12 months from the date of Closing (it being noted that Successor Company Class A Shares issued to the Major Target Shareholders will be subject to the 12-month lock-up restrictions as provided in the Controlling Shareholders Lock-up Agreement). For details, see “Letter from the Aquila Board – I. Other Arrangements.”

The PIPE Investors may sell the Successor Company Class A Shares held by them upon Closing. In addition, upon the expiration of the applicable lock-up period with respect to the Promoters and the employees who hold shares issued pursuant to exercise of options granted under the Target Company ESOP, the Promoters and such employees may sell a large number of the Successor Company Class A Shares in the open market or in privately negotiated transactions. Furthermore, even though the Restricted Shareholders have entered into the Orderly Sale Agreement which has certain limitations on the disposal of the Successor Company Class A Shares held by them, they are not subject to a specific lock-up period and could still sell their Successor Company Class A Shares in the open market as long as they comply with the terms of the Orderly Sale Agreement. See “Letter from the Aquila Board – I. Other Arrangements” for further details. Such sales could have the effect of increasing the volatility in the price of the Successor Company Class A Shares and may put significant downward pressure on such share price.

RISK FACTORS

The issuance of Successor Company Shares to the Promoters and the PIPE Investors, the potential exercise of the Successor Company Warrants, the Promoter Earn-out Right and the Permitted Equity Financing (if any) would increase the number of Successor Company Shares eligible for future resale in the public market and result in dilution to Successor Company Shareholders.

The Successor Company Listed Warrants and the Successor Company Promoter Warrants will become exercisable 30 days and 12 months after the Closing, respectively, subject to the satisfaction of certain conditions. Furthermore, Successor Company Shares will be issued to the Promoters and the PIPE Investors and additional Successor Company Shares may be issued pursuant to the potential exercise of the Successor Company Warrants, the Promoter Earn-out Right and the Permitted Equity Financing (if any). Any such share issuances would increase the number of Successor Company Shares eligible for future resale in the public market and result in dilution to Successor Company Shareholders. For details of the potential dilution effect, see “Letter from the Aquila Board – I. Other Arrangements – 7. Expected Shareholding and Voting Rights in the Successor Company and Potential Dilution Effect of the De-SPAC Transaction”.

If the De-SPAC Transaction is completed, there is no guarantee that the Successor Company Listed Warrants will ever be in the money, and they may expire worthless.

The exercise price for the Successor Company Listed Warrants, once exchanged for Aquila Listed Warrants upon completion of the De-SPAC Transaction, will be HK$11.50 per Successor Company Class A Share. The Successor Company Warrants can only be exercised on a cashless basis. There is no guarantee that such Successor Company Listed Warrants, following the De-SPAC Transaction, will ever be in the money prior to their expiration, and as such, the Successor Company Listed Warrants may expire worthless.

The Successor Company may redeem your unexpired Successor Company Listed Warrants prior to their exercise at a time that is disadvantageous to you.

The Successor Company has the ability to redeem the outstanding Successor Company Listed Warrants at any time after they become exercisable and prior to their expiration, at a price of HK$0.01 per Successor Company Listed Warrant, provided that the reported closing price of the Successor Company Class A Shares equals or exceeds HK$18.00 per Share for any 20 trading days within a 30-trading day period ending on the third trading day immediately prior to the date on which the Successor Company sends the notice of redemption to the holders of the Successor Company Listed Warrants. Redemption of the outstanding Successor Company Listed Warrants could force you (i) to exercise your Successor Company Listed Warrants at a time when it may be disadvantageous for you to do so, (ii) to sell your Successor Company Listed Warrants at the then-current market price when you might otherwise wish to hold them, or (iii) to accept the nominal redemption price which, at the time the outstanding Successor Company Listed Warrants are called for redemption, is likely to be substantially less than the market value of your Successor Company Listed Warrants.

RISK FACTORS

The Successor Company Listed Warrant Instrument and the Successor Company Promoter Warrant Agreement will designate the courts of Hong Kong as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Successor Company Warrantholders, which could limit the ability of Successor Company Warrantholders to obtain a favorable judicial forum for disputes with the Successor Company.

The Successor Company Listed Warrant Instrument and the Successor Company Promoter Warrant Agreement will provide that, subject to applicable laws, (i) any action, proceeding or claim against the Successor Company arising out of or relating in any way to the Successor Company Listed Warrant Instrument or the Successor Company Promoter Warrant Agreement will be brought and enforced in the courts of Hong Kong; and (ii) that the Successor Company will irrevocably submit to such jurisdiction, which shall be the exclusive forum for any such action, proceeding or claim. The Successor Company will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

If any action, the subject matter of which is within the scope of the forum provisions of the Successor Company Listed Warrant Instrument and the Successor Company Promoter Warrant Agreement, is filed in a court other than a court of Hong Kong (a “foreign action”) in the name of any Successor Company Warrantholder, such Successor Company Warrantholder shall be deemed to have consented to (i) the personal jurisdiction of the courts located in Hong Kong in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (ii) having service of process made upon such Successor Company Warrantholder in any such enforcement action by service upon such holder’s counsel in the foreign action as agent for such Successor Company Warrantholder.

This choice of forum provision may limit the ability of the Successor Company Warrantholders to bring a claim in a judicial forum that it finds favorable for disputes with the Successor Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Successor Company Listed Warrant Instrument and the Successor Company Promoter Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Successor Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of its senior management and the board of directors.

The Successor Company Warrants are expected to be accounted for as liabilities, which may have an adverse effect on the market price of the securities of the Successor Company.

The Successor Company Warrants are expected to be accounted for as liabilities. At the end of each reporting period, the fair value of the liabilities of the Successor Company Warrants will be remeasured and the change in the fair value of the liabilities will be recorded in the Successor Group's consolidated statement of profit or loss and other comprehensive income. Changes in the inputs and assumptions for the valuation model used to determine the fair value of such liabilities may have a material impact on the estimated fair value of the liabilities. The price of the Successor Company Class A Shares will represent the primary underlying variable that impacts the value of the liabilities. Additional factors that may impact the value of the liabilities include the volatility of the share price, discount rates and stated interest rates. As a result, the Successor Company’s financial statements may fluctuate at the end of each reporting period, based on various factors, such as the price of the Successor Company Class A Shares, many of which are outside of the Successor Company’s control. In addition, the Successor Company may change the underlying assumptions used in its valuation model, which could result in significant fluctuations in its financial statements. If the price of the Successor Company Class A Shares is volatile, the Successor Company may recognize non-cash gains or losses on Successor Company Warrants or any other similar derivative instruments in each reporting period and the amount of such gains or losses could be material. The impact of changes in fair value on Successor Company Warrants may have an adverse effect on the market price of the securities of the Successor Company.

RISK FACTORS

Aquila may be required to complete the De-SPAC Transaction even if it determines it is no longer in the best interest of Aquila and the Aquila Class A Shareholders.

The Aquila Class A Shareholders are protected from a material adverse event arising between the date of the Business Combination Agreement and the Closing, primarily by the right to redeem their Aquila Class A Shares for a pro rata portion of the funds held in the Escrow Account. If a material adverse event were to occur after approval of the De-SPAC Transaction at the EGM, Aquila may be required to complete the De-SPAC Transaction if the closing conditions in the Business Combination Agreement are satisfied or waived, even if it may no longer be in the best interest of Aquila or the Aquila Class A Shareholders to do so.

During the period from signing of the Business Combination Agreement to Closing, Aquila is prohibited from entering into certain transactions that might otherwise be beneficial to Aquila or the Aquila Class A Shareholders.

Until the earlier of the completion of the De-SPAC Transaction or termination of the Business Combination Agreement, Aquila is subject to certain limitations on the operations of its business, including restrictions on its ability to search for another de-SPAC target, repurchase or redeem shares (other than pursuant to the Share Redemption), pay dividends or incur financial debt, as summarized under “Letter from the Aquila Board – F. The Business Combination Agreement – (g) Pre-Closing Obligations and Permitted Equity Financing”. The limitations on Aquila’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and would make it impossible to pursue another de-SPAC opportunity that may be available.

The De-SPAC Transaction remains subject to certain conditions that Aquila cannot control and if such conditions are not satisfied or waived, the De-SPAC Transaction may not be consummated.

The De-SPAC Transaction is subject to a number of conditions. There is no assurance that all the conditions to closing of the De-SPAC Transaction will be satisfied or that the conditions will be satisfied within the time frame expected. If the conditions to the De-SPAC Transaction are not satisfied (or, if applicable, waived), then either Aquila or the Target Group may, subject to the terms and conditions of the Business Combination Agreement, terminate the Business Combination Agreement. See “Letter from the Aquila Board – F. The Business Combination Agreement – (f) Conditions to Closing” for details.

Delays in completing the De-SPAC Transaction may substantially reduce the expected benefits of the De-SPAC Transaction.

Satisfying the conditions to, and completion of, the De-SPAC Transaction may take longer than, and could cost more than, Aquila expects. Any delay in completing or any additional conditions imposed in order to complete the De-SPAC Transaction may materially adversely affect the benefits that Aquila expects to achieve from the De-SPAC Transaction.

The process of taking a company public by means of a de-SPAC transaction with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for investors.

There is limited precedent on the Stock Exchange of a company going public through a de-SPAC transaction. Going public via a de-SPAC transaction with a special purpose acquisition company does not involve a book-building process as is the case in an initial public offering. In any initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters and vetted by analysts. In the case of the De-SPAC Transaction, even though the PIPE Investments provide some assurance that the Negotiated Value for the Target Company is fair, the value of the Target Company has primarily been established by means of negotiations between the Target Company and Aquila. This process may be less effective than an initial public offering book-building process and also does not reflect events that may occur between the date of the Business Combination Agreement and Closing. In addition, initial public offerings are sometimes oversubscribed, resulting in additional potential demand for shares in the aftermarket following the initial public offering. There is no comparable process of generating investor demand in connection with the De-SPAC Transaction, or process of creating an analyst following, each of which may result in lower demand for the Successor Company Class A Shares after Closing, which could in turn, decrease liquidity and trading prices as well as increase share price volatility of the Successor Company Class A Shares.

RISK FACTORS

A market for the Successor Company Class A Shares may not develop or be sustained, which would adversely affect the liquidity and price of the Successor Company Class A Shares.

Following the De-SPAC Transaction, the price of the Successor Company Class A Shares may fluctuate significantly due to the market’s reaction to the De-SPAC Transaction, general market and economic conditions, the Successor Company’s general business condition and the release of its financial reports. An active trading market for the Successor Company Class A Shares following the De-SPAC Transaction may never develop or, if developed, may not be sustained. You may be unable to sell the Successor Company Class A Shares unless a market for them can be established and sustained.

Securities of companies formed through a de-SPAC transaction may experience a material decline in price relative to the share price of the SPAC prior to the de-SPAC transaction.

Aquila issued the Aquila Class A Shares for HK$10.00 per Share upon closing of its initial offering in 2022. The HK$10.00 per share price reflected each Aquila Class A Share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Escrow Account equal to approximately HK$10.00 per share prior to the Closing. Following the Closing, the shares of the Successor Company issued and outstanding will no longer have any such redemption right, and the share price will be solely dependent upon the fundamental value of the Successor Group’s business, which, like the securities of other companies formed through de-SPAC transactions in other markets, may be significantly less than HK$10.00 per share.

Because the Target Company and Aquila are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the De-SPAC Transaction is not completed.

Both the Target Company and Aquila are companies incorporated under the laws of the Cayman Islands with limited liability. In addition, some of Aquila’s and Target Company’s directors and executive officers are nationals and residents of countries or areas other than the United States and Hong Kong. A substantial portion of the assets of these persons are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for Aquila Shareholders and Target Company Shareholders to effect service of process within the United States or Hong Kong upon these persons, or to bring an action against Aquila or the Target Company or against these individuals in the United States or Hong Kong in the event that they believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against Aquila’s or the Target Company’s assets or the assets of Aquila’s or the Target Company’s directors and officers. We cannot assure you that the courts of the Cayman Islands or the PRC would always recognize or enforce judgments.

RISK FACTORS

The Merger may be taxable to U.S. holders of Aquila securities.

There are significant factual and legal uncertainties as to whether the Merger can qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Code”) and the applicable U.S. Treasury regulations thereunder. For example, to so qualify, an acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance directly on point as to how the above requirement applies in the case of an acquisition of a corporation with investment-type assets, such as Aquila. In addition, Section 367(a) of the Code provides that, where a U.S. holder (as defined in Appendix IV) exchanges stock or securities in certain transactions for stock or securities in a non-U.S. corporation in a transaction that otherwise qualifies as a reorganization, the U.S. holder is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In addition, even if the Merger qualifies as a reorganization and a U.S. holder is not required to recognize gain under Section 367(a) of the Code, such U.S. holder may nonetheless be required to recognize gain, but not loss, realized in the Merger under the passive foreign investment company rules.

For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. holders, see “Appendix IV – Taxation and Foreign Exchange – U.S. Federal Income Tax Considerations.”

Securities laws in jurisdictions where Successor Company Listed Warrantholders are based may restrict their ability to receive shares upon the exercise of the Successor Company Listed Warrants.

The jurisdictions in which the Successor Company Listed Warrantholders are based may have securities laws that restrict their ability to receive shares upon the exercise of the Successor Company Listed Warrants. Accordingly, Successor Company Listed Warrantholders who are resident outside Hong Kong may not be able to exercise their Successor Company Listed Warrants if they are prevented by applicable securities laws from receiving shares consequent to such exercise. In such an event, they will have to sell their Successor Company Listed Warrants on the Stock Exchange.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

HISTORY AND DEVELOPMENT

Overview

The Target Company is China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. The Target Company is the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto its digital platform, according to CIC.

The Target Company was incorporated in the Cayman Islands on February 27, 2012 as an exempted company with limited liability, and as part of the Reorganization, became the holding company of the Target Group. Prior to the completion of the Reorganization, the Target Group’s business was carried out by Zhaogang Netcom and its subsidiaries.

The Target Group’s history can be traced back to March 2012, when the Co-founders, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang, established Shanghai Gangfu (the predecessor of Zhaogang Netcom) to develop online steel trading services in the PRC. For further details of the background of Mr. Wang Dong and Mr. Wang Changhui, see “Directors and Senior Management of the Successor Company” in this circular. Since 2019, the Target Group has gone through a series of changes through which it has decreased the scale of its direct sales business and has transformed itself into a digital platform. For details, see “Business of the Target Group – “Heavy-to-light” Transformation” in this circular.

Key Milestones

The following is a summary of the Target Group’s key business milestones:

Date	Event

2012

The Target Company completed its series A investment in July 2012

The Target Group launched the online steel trading system on Zhaogang.com and started to provide information search and matching services in August 2012

2013	The Target Company completed its series B investment in October 2013

2014

The Target Company completed its series C investment in January 2014

The Target Group opened an office in South Korea in August 2014 to tap into international markets

The Target Group established FatCat Logistics in October to further extend transaction support services

2015	The Target Group was selected as “2015-2016 E-commerce Demonstration Enterprise” by MOFCOM in July 2015 The Target Company completed its series D investment in October 2015

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Date	Event

2016

The Target Group was recognized as the National Service Industry Standardization Pilot Project (國家級服務業標準化試點項目) by the National Standardization Administration in January 2016

The Target Group was selected as one of the Top 100 Chinese Internet Enterprises by MIIT and the Internet Society of China in July 2016

2017

The Target Group was re-selected as “2017-2018 E-commerce Demonstration Enterprise” by MOFCOM in August 2017

The Target Group was selected as a Pilot Demonstration Project for the Integrated Development of the Manufacturing Industry and the Internet (製造業與互聯網融合發展試點示範項目) by MIIT in July 2017

2018

The front page headline of the People’s Daily praised the Target Group in an article focusing on high-quality development in April 2018

The Target Company completed its series E investment and series F investment in May 2018

The Target Group launched the TCRM Platform in September 2018, which was co-developed by the Target Group and Tencent, and was the first B2B transaction SaaS tool for industrial products in China, according to CIC

The Target Group was selected as an Industrial Internet Pilot Demonstration Project by MIIT in November 2018

The steel transaction amount under the Target Group’s platform reached 8,000,000 tons, and the Target Group started the “heavy-to-light” transformation

2019

Zhaogang Index, a data product for iron and steel industry participants launched by the Target Group, was selected into the Shanghai Recommended Catalog of Innovative Products (上海市創新產品推薦目錄) in December 2019

The Target Group was awarded the “2018-2019 Shanghai E-commerce Demonstration Enterprise” in March 2019

2020

The Target Group was selected into the “2020 Pilot Demonstration Project of Big Data Industry Development” by MIIT in March 2020

The Target Group launched FatCat Cloud, a proprietary enterprise resource planning system tailored for steel product suppliers in June 2020

FatCat Logistics was selected into the first batch of tier-A network freight platform enterprises by China Federation of Logistics & Purchasing in September 2020

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Date	Event

2021

Pangmao Logistics was selected into the “Deep Integration and Innovation Development Case of Logistics Industry and Manufacturing Industry” by NDRC in May 2021

The Target Group ranked 59th among the Top 500 Chinese Private Enterprises and 21st among the Top 100 Chinese Private Enterprises in Service Industry issued by the All-China Federation of Industry and Commerce in September 2021

Annual sales of the TCRM Platform, a transactional B2B SaaS product, reached RMB10 million in October 2021 and the TCRM Platform was granted the Global Electronic Components Distributor Excellence Award (全球電子元器件分銷商卓越表現獎) by AspenCore

2022

The Target Group was selected into the 2021 Industrial Internet Pilot Demonstration Project by MIIT in January 2022

The Target Group established Shanghai Xingmao Zhilian Technology Co., Ltd. (上海星貓智聯技術有限公司) with Zhejiang Metallurgical Materials Co., Ltd. (浙江省冶金物資有限公司), a PRC state-owned enterprise, in September 2022, to carry out its direct sales business and transformed itself into a digital platform company

The Target Group ranked 44th among the Top 500 Chinese Private Enterprises and 16th among the Top 100 Chinese Private Enterprises in Service Industry issued by the All-China Federation of Industry and Commerce in September 2022

The Target Group was selected into the list of National Supply Chain Innovation and Application Demonstration Enterprises (全國供應鏈創新與應用示範企業) by, among others, MOFCOM and MIIT in September 2022

The steel transaction amount under the Target Group’s platform reached 36,000,000 tons in December 2022

2023

The big data steel service platform of the Target Group was selected as one of the Excellent Cases of Commercial Science and Technology Innovation Application (商業科技創新應用優秀案例) by MOFCOM in June 2023

The Target Group ranked 60th on the list of “Top 500 Chinese Private Enterprises in 2023” (2023中國民營企業500強) and 16th on the list of “Top 100 Private Enterprises in China’s Service Industry in 2023” (2023中國服務業民營企業100強) issued by the All-China Federation of Industry and Commerce in September 2023

Shanghai Tengcai Technology and Pangmao Lianxiang were selected into the list of “Specialized, Special and New” (專精特新) small and medium-sized enterprises by Shanghai Economic and Information Technology Commission in December 2023

The total transaction volume of the Target Group’s digital platform reached approximately 49 million tons, and the total GMV exceeded HKD200 billion (approximately RMB195.5 billion) in December 2023

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Date	Event

2024

The Target Group was rewarded as Model E-commerce Enterprise in Shanghai (上海市電子商務示範企業)

The Target Group ranked 51th on the list of “Top 500 Chinese Private Enterprises in 2024” (2024中國民營企業500強)

The Target Group was selected into the first batch of Industrial Internet Model Platforms, the Large-model Energy-enabled Productive Internet Service Platform Project (大模型賦能生產性互聯網服務平台項目), and the Special Fund for High-quality Commercial Development of 2024 (2024年度商務高質量發展專項資金) in Shanghai

MAJOR CONSOLIDATED AFFILIATED ENTITY AND OPERATING ENTITY OF THE TARGET GROUP

On March 21, 2012, the Target Company established Zhaogang Netcom. It is the Target Group’s major Consolidated Affiliated Entity and the only operating entity that has made a material contribution to the Target Group’s results of operations during the Track Record Period. Its principal business activity is the operation of the online steel trading platform of the Target Group.

CORPORATE DEVELOPMENT AND SHAREHOLDING CHANGES OF THE TARGET GROUP

The Target Company

The Target Company was incorporated in the Cayman Islands as an exempted company with limited liability on February 27, 2012. Upon its incorporation, the authorized share capital of the Target Company was US$50,000 divided into 50,000 Target Company Shares with a par value of US$1.00 each, and the Target Company issued a total of 10,000 Target Company Ordinary Shares with a par value of US$1.00 each for a total consideration of US$10,000 in the following manner to reflect the respective interests of Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang in the Target Company:

Name	Number of Target Company Ordinary Shares with a par value of US$1.00 each

Wangdong Holdings(1)	5,961.6
Wangchanghui Holdings(2)	961.5
Raohuigang Holdings(3)	3,076.9

Notes:

(1)	The Target Company Ordinary Shares held by Wangdong Holdings are controlled by a trust established for the benefit of Mr. Wang Dong and his family members.

(2)	The Target Company Ordinary Shares held by Wangchanghui Holdings are controlled by a trust established for the benefit of Mr. Wang Changhui and his family members.

(3)	The Target Company Ordinary Shares held by Raohuigang Holdings are controlled by a trust established for the benefit of Mr. Rao Huigang and his family members.

On June 28, 2012, the Target Company sub-divided each of the Target Company Ordinary Shares into 1,000 shares, with a nominal value of US$0.001 per share. Immediately after the share sub-division, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang through Wangdong Holdings, Wangchanghui Holdings and Raohuigang Holdings held 5,961,600 Target Company Ordinary Shares, 961,500 Target Company Ordinary Shares and 3,076,900 Target Company Ordinary Shares with a par value of US$0.001 each, respectively.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

On April 1, 2015, the Target Company sub-divided each of the Target Company Ordinary Shares into 20 shares, with a nominal value of US$0.00005 per share. Immediately after the share sub-division, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang through Wangdong Holdings, Wangchanghui Holdings and Raohuigang Holdings beneficially held 119,232,000 Target Company Ordinary Shares, 19,230,000 Target Company Ordinary Shares and 61,538,000 Target Company Ordinary Shares with a par value of US$0.00005 each, respectively.

The Target Company also underwent shareholding changes in connection with the Pre-Listing Investments. For details, see “– Pre-Listing Investments” in this section.

2023 Pre-Listing Share Option Scheme

The 2023 Pre-Listing Share Option Scheme was adopted by the board of Directors of the Target Company on July 14, 2023. The overall limit on the number of shares which may be issued pursuant to the exercise of options granted under the 2023 Pre-Listing Share Option Scheme is 71,578,750 Successor Company Shares (as adjusted after the Pre-Merger Capital Restructuring), representing approximately 6.05% of the total issued Successor Company Shares upon completion of the De-SPAC Transaction assuming the Presumptions.

As of the Latest Practicable Date, the Target Company had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees. Among these grantees, four Directors and six senior management of the Target Company were granted options to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 5.04% of the issued share capital of the Successor Company upon completion of the De-SPAC Transaction assuming the Presumptions. As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees. A summary of the principal terms of the 2023 Pre-Listing Share Option Scheme is set forth in the section headed “Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme” in Appendix VII to this circular.

Zhaogang Netcom

Shanghai Gangfu, the predecessor to Zhaogang Netcom, was established as a limited liability company in the PRC on March 21, 2012. Upon its establishment, the registered capital of Shanghai Gangfu was RMB500,000 and it was wholly owned by Beijing Steel, which was in turn wholly owned by the Co-founders.

On June 14, 2012, Shanghai Gangfu and its then equity holders entered into a set of contractual arrangements with WFOE 1, an indirect wholly-owned subsidiary of the Target Company (the “Old Contractual Arrangements”), pursuant to which the Target Company controlled Shanghai Gangfu and in turn controlled its subsidiaries.

Between the date of its establishment and commencement of the Reorganization, the registered capital of Shanghai Gangfu underwent a number of increases from RMB500,000 to RMB182,239,138. In addition, the registered capital of Shanghai Gangfu underwent a number of transfers.

(1)	On March 12, 2013, Shanghai Gangfu increased its registered capital from RMB500,000 to RMB10,000,000. The increase of RMB9,500,000 was contributed by Beijing Steel. Upon the completion of capital increase, Shanghai Gangfu remained a wholly-owned subsidiary of Beijing Steel;

(2)	On October 29, 2015, Beijing Steel transferred approximately 59.62% equity interests to Mr. Wang Dong, 9.61% equity interests to Mr. Wang Changhui and 30.77% equity interests to Mr. Rao Huigang for a consideration of RMB5,961,600, RMB961,500 and RMB3,076,900, respectively, which was determined at par value after arm’s length negotiations. Upon completion of the transfers, Shanghai Gangfu was held by Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang as to approximately 59.62%, 9.61% and 30.77%, respectively;

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(3)	On February 24, 2016, Shanghai Gangfu increased its registered capital from RMB10,000,000 to RMB18,412,424. The increase was contributed by (i) Shenzhen Cangjin Investment Partnership (L.P.) (深圳市滄金投資合夥企業(有限合夥)) (“Shenzhen Cangjin”) as to RMB1,121,657; (ii) Shanghai Mstone Asset Management Office (上海麥斯通資產管理事務所) (“Shanghai Mstone”) as to RMB1,402,070; (iii) Shanghai Weiyi Investment Management Centre (L.P.) (上海未易投資管理中心(有限合夥)) (“Shanghai Weiyi”) as to RMB350,518; (iv) Beijing Harmony Innovation Investment Centre (L.P.) (北京和諧創新投資中心(有限合夥)) (“Beijing Harmony”) as to RMB420,621; (v) Shanghai Yunqi Wangchuang Venture Capital Investment Centre (L.P.) (上海雲奇網創創業投資中心(有限合夥)) (“Shanghai Yunqi”) as to RMB84,124; (vi) Hangzhou Yunjia Venture Capital Investment Partnership (L.P.) (杭州雲嘉創業投資合夥企業(有限合夥)) (“Hangzhou Yunjia”) as to RMB56,083; (vii) Shenzhen Xianfeng Chengzhang Investment L.P. (深圳險峰成長投資合夥企業(有限合夥)) (“Shenzhen Chengzhang”) as to RMB350,518; (viii) Jiaxing Fenglin Yuyong Investment Partnership (L.P.) (嘉興豐廩豫永投資合夥企業(有限合夥)) (“Jiaxing Fenglin”) as to RMB161,238; (ix) Beijing Shishang Xiliu Catering Management Co., Ltd. (北京石上溪流餐飲管理有限公司) (“Beijing Shishang”) as to RMB42,062; (x) Beijing Jianshi Hongyuan Investment Management Centre (L.P.) (北京堅石宏遠投資管理中心(有限合夥) (“Jianshi Investment”) as to RMB3,505,177; (xi) Zhuhai Fuhai Huachuang Information Technology Venture Capital Investment Fund (L.P.) (珠海富海鏵創信息技術創業投資基金(有限合夥)) (“Zhuhai Fuhai”) as to RMB210,310; (xii) Shenzhen Huatai Ruilin Equity Investment Fund Partnership (L.P.) (“Shenzhen Huatai Ruilin”) as to RMB350,518; (xiii) Hangzhou Sanren Yanxing Investment Partnership (L.P.) (杭州三仁焱興投資合夥企業(有限合夥)) (“Hangzhou Sanren”) as to RMB217,321; and (xiv) Xinyu Zhongfu Investment Management Centre (L.P.) (新余眾富投資管理中心(有限合夥)) (“Xinyu Zhongfu”) as to RMB140,207;

(4)	On February 25, 2016, pursuant to the equity transfer agreements entered into by Mr. Wang Dong and Mr. Rao Huigang with Shenzhen Cangxin Investment Partnership (L.P.) (深圳市滄鑫投資合夥企業(有限合夥)) (“Shenzhen Cangxin”), respectively, Mr. Wang Dong and Mr. Rao Huigang each transferred 0.708% equity interests in Shanghai Gangfu to Shenzhen Cangxin;

(5)	On August 4, 2016, Shanghai Gangfu changed its corporate form from a limited liability company to a joint stock limited company with its name changed to “Shanghai Steel Information Technology Co., Ltd. (上海找鋼網信息科技股份有限公司)”, i.e., Zhaogang Netcom;

(6)	On August 21, 2016, Zhaogang Netcom increased its share capital from RMB18,412,424 to RMB21,647,557. The increase was contributed by (i) Tianjin Sheqimao Business Management Consulting Center (L.P.) (天津捨棄貓企業管理諮詢中心 (有限合夥)) as to RMB932,196; (ii) Tianjin Fupanmao Business Management Consulting Center (L.P.) (天津複盤貓企業管理諮詢中心(有限合夥)) as to RMB1,781,787; (iii) Tianjin Dingweimao Business Management Consulting Center (L.P.) (天津定位貓企業管理諮詢中心 (有限合夥)) as to RMB284,000; and (iv) Tianjin Zhaogangmao Business Management Consulting Center (L.P.) (天津找鋼貓企業管理諮詢中心 (有限合夥)) as to RMB237,150 (together, the “Employees Shareholding Corporations”), corporate shareholders owned by the Target Group’s employees, and represented approximately 4.306%, 8.231%, 1.312% and 1.095% of the share capital of Zhaogang Netcom after the completion of the contributions, respectively;

(7)	On September 9, 2016, Zhaogang Netcom increased its share capital from RMB21,647,557 to RMB182,239,138. The increase was contributed by the capital reserve of Zhaogang Netcom;

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(8)	In May and June 2017, Zhaogang Netcom entered into convertible bonds agreements with each of Jianshi Investment, Shenzhen Huasheng Linghui Equity Investment Fund Partnership (L.P.) (深圳華晟領輝股權投資合夥企業(有限合夥)) (“Shenzhen Huasheng”), Shanghai Yunqi and Hangzhou Yunjia (the “Convertible Bonds Agreements”). Pursuant to the Convertible Bonds Agreements, Jianshi Investment, Shenzhen Huasheng, Shanghai Yunqi and Hangzhou Yunjia subscribed for convertible bonds of Zhaogang Netcom at consideration of RMB200 million, RMB220 million, RMB6 million and RMB4 million, respectively;

(9)	On April 3, 2018, the shareholders of Zhaogang Netcom unanimously resolved on the Employees Shareholding Corporations exit as Zhaogang Netcom’s shareholders by paying each of them an amount equivalent to the contribution it had made to the share capital of Zhaogang Netcom as noted above, and to reduce Zhaogang Netcom’s share capital accordingly. As approved by the competent government authorities, the Employees Shareholding Corporations ceased to be shareholders of Zhaogang Netcom, and Zhaogang Netcom reduced its share capital from RMB182,239,138 to RMB155,004,293, as a result of which the Employees Shareholding Corporations were no longer shareholders of Zhaogang Netcom. According to the PRC Legal Advisor to the Target Company, it is permitted under PRC law for Zhaogang Netcom to reduce its share capital through a resolution passed by all shareholders of Zhaogang Netcom to this effect and any of its shareholders can exit from Zhaogang Netcom through a decrease in its share capital; and

(10)	For details of the share transfers of Zhaogang Netcom under the Reorganization, see “– Reorganization” in this section.

REORGANIZATION

The Target Group underwent the Reorganization pursuant to which the Target Company became the holding company of the Target Group. The Reorganization involved the following steps:

1.	Subscription of Target Company Shares

Shougang Capital

On April 19, 2018, Jianshi Investment entered into an investment agreement (the “Jianshi Agreement”) pursuant to which Jianshi Investment agreed to (i) waive any and all of its interests accrued under the Convertible Bonds Agreements; and (ii) convert its holding of the convertible bonds of Zhaogang Netcom in the amount of RMB200 million into 9,600,000 shares of Zhaogang Netcom at the conversion price of approximately RMB20.83 per share of Zhaogang Netcom.

To reflect the interests of Jianshi Investment, which had invested in Zhaogang Netcom, in the Target Company, on May 18, 2018, Shougang Capital, an overseas affiliate of Jianshi Investment, which is indirectly wholly-owned by Beijing Shougang Fund Co., Ltd. (北京首鋼基金有限公司) (“Shougang Fund”), agreed to subscribe 70,103,543 series E Target Company Preferred Shares and 22,807,017 series F Target Company Preferred Shares for a consideration of US$3,505 and US$1,140, respectively. These considerations were determined based on a nominal value of US$0.00005 per share as Jianshi Investment had already fully settled its investments onshore.

On August 31, 2021, due to an internal restructuring arrangement of Shougang Capital and its group, the Target Company issued a warrant to allow Beijing Jianshi Tianhui Management Consulting Centre (L.P.) (北京堅石天匯管理諮詢中心(有限合夥)) (“Jianshi Tianhui”) to purchase 69,963 series E Target Company Preferred Shares and 18,231 series F Target Company Preferred Shares (the “Jianshi Warrant”) at nil consideration. The total exercise price of the Jianshi Warrant was US$4.4097, which was determined based on a nominal value of US$0.00005 per share as Jianshi Investment had settled the investment consideration onshore when investing in Zhaogang Netcom in 2016. On December 30, 2021, the Target Company repurchased 70,103,543 series E Target Company Preferred Shares and 22,807,017 series F Target Company Preferred Shares held by Shougang Capital, and issued 70,033,580 series E Target Company Preferred Shares and 22,788,786 series F Target Company Preferred Shares to Jianshi Investment.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

On December 20, 2021, due to an internal restructuring of Shougang Fund, the Target Company repurchased 70,103,543 series E Target Company Preferred Shares and 22,807,017 series F Target Company Preferred Shares held by Shougang Capital, and issued (i) 70,033,580 series E Target Company Preferred Shares and 22,788,786 series F Target Company Preferred Shares to Jianshi Investment, and (ii) the Jianshi Warrant to allow Jianshi Tianhui to purchase 69,963 series E Target Company Preferred Shares and 18,231 series F Target Company Preferred Shares. Certain partners of Jianshi Tianhui are former or present employees of members of Shougang Fund's group.

On May 29, 2023, the Target Company issued 69,963 series E Target Company Preferred Shares and 18,231 series F Target Company Preferred Shares to Jianshi Tianhui upon the exercise of the Jianshi Warrant by Jianshi Tianhui.

Conversion of Other Outstanding Convertible Bonds

On April 19, 2018, holders of outstanding convertible bonds of Zhaogang Netcom (other than Jianshi Investment) entered into an investment agreement (together with Jianshi Agreement, the “CB Conversion Investment Agreements”), pursuant to which, each of the holders of outstanding convertible bonds of Zhaogang Netcom agreed to convert the convertible bonds into shares of Zhaogang Netcom at the same conversion price as that of the Jianshi Agreement. On the same day, Zhaogang Netcom issued 10,560,000 shares, 288,000 shares and 192,000 shares to Shenzhen Huasheng, Shanghai Yunqi and Hangzhou Yunjia, respectively.

Fatcat International Limited

To reflect the interests of the onshore investors, which had invested in Zhaogang Netcom, in the Target Company, on March 16, 2018, Shanghai Yanmao Corporate Management Consultancy Co., Ltd. (上海晏貓企業管理諮詢有限公司) (“Shanghai Yanmao”), as the general partner, and the onshore investors, being the then shareholders of Zhaogang Netcom (other than Jianshi Investment), as limited partners, jointly established Shanghai Hemao Corporate Management Consultancy Center (L.P.) (上海赫貓企業管理諮詢中心(有限合夥) (“Shanghai Hemao”) and its wholly-owned subsidiary, Fatcat International Limited. As of the Latest Practicable Date, the limited partners of Shanghai Hemao consisted of Shenzhen Cangxin, Shenzhen Cangjin, Shanghai Mstone, Shanghai Weiyi, Wuxi Baiaoji, Shanghai Yunqi, Hangzhou Yunjia, Shenzhen Chengzhang, Jiaxing Fenglin, Beijing Shishang, Zhuhai Fuhai, Hangzhou Sanren, Xinyu Zhongfu, Shenzhen Huasheng (together, the “Onshore Investors”). For details of the Onshore Investors, see “– Information about the Pre-Listing Investors” in this section.

On May 18, 2018, Fatcat International Limited subscribed 10,377,192 Target Company Ordinary Shares, 93,966,781 series E Target Company Preferred Shares and 52,168,252 series F Target Company Preferred Shares for a consideration of US$518.86, US$4,698.34 and US$2,608.41, respectively. These considerations were determined based on a nominal value of US$0.00005 per share as the Onshore Investors had already fully settled their investments onshore.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

All necessary governmental procedures under the PRC laws relating to the above-mentioned outbound investment arrangements have been completed, including obtaining the Certificate of Outbound Investment from Shanghai Committee of Commerce on April 19, 2018, the Outbound Investment Filing Notice from Shanghai Municipal Development & Reform Commission on May 4, 2018 and the Business Registration Certificate from SAFE, Shanghai Branch on July 13, 2018.

The PRC Legal Advisor of the Target Company confirms that these purchases of Target Company Shares by the Onshore Investors at nominal value via Fatcat International Limited did not violate any applicable PRC laws, rules or regulations, given (i) there were no restrictions or limitations on the purchase price of shares of an overseas enterprise in an outbound investment under PRC laws, and the exact purchase price of shares were decided by the relevant parties based on the principle of autonomy of will, and (ii) all necessary governmental procedures in relation to outbound investment under PRC laws for Fatcat International Limited to purchase Target Company Shares have already been completed.

2.	Transfer and Repurchase of shares

(1)	Transfer of shares of Zhaogang Netcom

Zhaogang Netcom underwent the following share transfers based on a price of RMB20.83 per share, which was the same as the conversion price per share of Zhaogang Netcom as agreed in the CB Conversion Investment Agreements:

(a)	On February 1, 2018, Mr. Wang Changhui agreed to transfer 768,000 shares of Zhaogang Netcom, representing approximately 0.44% of the total shares in Zhaogang Netcom prior to the Reorganization, to Shanghai Mstone for a total consideration of RMB16,000,000.

(b)	On February 1, 2018, Mr. Rao Huigang agreed to transfer 7,200,000 shares of Zhaogang Netcom, representing approximately 4.10% of the total shares in Zhaogang Netcom prior to the Reorganization, to Shanghai Mstone for a total consideration of RMB150,000,000.

(c)	On February 1, 2018, Shenzhen Huatai Ruilin agreed to transfer 2,950,822 shares of Zhaogang Netcom, representing approximately 1.68% of the total shares in Zhaogang Netcom prior to the Reorganization, to Shanghai Mstone for a total consideration of RMB61,475,459.

(d)	On April 19, 2018, Mr. Rao Huigang agreed to transfer 4,368,000 shares of Zhaogang Netcom, representing approximately 2.49% of the total shares in Zhaogang Netcom prior to the Reorganization, to Tianjin Ruidong Corporate Management Consultancy Center (L.P.) (天津瑞東企業管理諮詢中心(有限合夥)) (“Tianjin Ruidong”) at a total consideration of RMB91,000,000.

On September 4, 2019, Tianjin Ruidong transferred 2.49% of the total shares in Zhaogang Netcom to Shanghai Mstone for a consideration of RMB91,000,000.

On August 31, 2021, Jianshi Investment transferred 0.03% of the total shares in Zhaogang Netcom to Jianshi Tianhui at nil consideration as an internal shareholding restructuring arrangement within the investor’s group.

On September 29, 2022, Beijing Harmony transferred 2.02% of the total shares in Zhaogang Netcom to Wuxi Baiaoji Equity Investment Partnership (L.P.) (無錫佰奧基股權投資合夥企業 (有限合夥)) (“Wuxi Baiaoji”) for a consideration of RMB4,800,000 as an internal shareholding restructuring arrangement within the investor’s group.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(2)	Repurchase of Target Company Shares

On May 18, 2018, the Target Company repurchased Target Company Shares in the following manner:

Shareholders	Number of Target Company Shares	Total Repurchase Price		Share Class

Wangdong Holdings(1)	3,240,660	US$	162.03	Target Company Ordinary Shares
Raohuigang Holdings(1)	28,898,554	US$	1,444.93	Target Company Ordinary Shares
Zhen Partners Fund I, L.P.	7,010,340	RMB	50,000,000	Series A-2 Target Company Preferred Shares
Matrix Partners China II Hong Kong Limited	6,033,026	RMB	43,029,363	Series B-1 Target Company Preferred Shares
Tenzing Holdings 2011 Ltd.	977,333	RMB	6,970,637	Series B-1 Target Company Preferred Shares

Note:

(1)	The Target Company repurchased Target Company Shares from the Co-founders to reflect the percentage of Target Company Shares held by each of the then Target Company Shareholders after Fatcat International Limited’s subscription of Target Company Shares on May 18, 2018 reflecting what was agreed among such Target Company Shareholders, in accordance with a reorganization framework agreement executed among inter alia the Target Company, certain members of the Target Group, the Co-founders and the Pre-Listing Investors on April 19, 2018.

On May 3, 2018, Tenzing Holdings 2011 Ltd. (“Tenzing Holdings”) transferred 4,521,491 series B-1 Target Company Preferred Shares, representing 0.5% of the total issued share capital of the Target Company, to Toasto Time Limited, an independent third party of the Target Company, at the consideration of RMB39,650,000.

(3)	Entry into Contractual Arrangements to replace the Old Contractual Arrangements

On May 18, 2018, the Old Contractual Arrangements were replaced by the Contractual Arrangements pursuant to which the Target Company controlled Zhaogang Netcom and its subsidiaries. For details, see “Contractual Arrangements of the Target Group” in this circular.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

PRE-LISTING INVESTMENTS

1.	Overview

The Target Group received six rounds of Pre-Listing Investments since its establishment, a summary of which is set out below. All Pre-Listing Investors were issued Target Company Preferred Shares under the Pre-Listing Investments.

	Round	Date of initial share purchase agreement	Date of settlement of consideration	Total number of shares(1)	Cost per share paid(1)	Total funds received by the Target Company(2)		Post-money valuation of the Target Company(2)	Discount to the Transaction Price(2)(3)
1.	Series A	June 14, 2012	July 13, 2012	25,769,240 series A-1 Target Company Preferred Shares with a par value of US$0.00005 per share	US$0.0061 per series A-1 Target Company Preferred Share	US$	1,393,800	approximately RMB30 million	99.52%

				101,153,840 series A-2 Target Company Preferred Shares(4) with a par value of US$0.00005 per share	US$0.0122 per series A-2 Target Company Preferred Share				99.04%

2.	Series B	March 1, 2013	March 6, 2013	75,088,141 series B-1 Target Company Preferred Shares(5) with a par value of US$0.00005 per share	US$0.0671 per series B-1 Target Company Preferred Share	US$	6,431,406.94	approximately US$60 million	94.74%

			October 11, 2013	10,987,120 series B-2 Target Company Preferred Shares (warrants) with a par value of US$0.00005 per share	US$0.1270 per series B-2 Target Company Preferred Share (warrant)				90.05%

3.	Series C	December 31, 2013	January 17, 2014	99,713,440 series C Target Company Preferred Shares with a par value of US$0.00005 per share	US$0.3490 per series C Target Company Preferred Share	US$	34,799,990.56	approximately US$200 million	72.64%

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

	Round	Date of initial share purchase agreement	Date of settlement of consideration	Total number of shares(1)	Cost per share paid(1)	Total funds received by the Target Company(2)		Post-money valuation of the Target Company(2)	Discount to the Transaction Price(2)(3)
4.	Series D	January 20, 2015	October 30, 2015	111,982,460 series D Target Company Preferred Shares (including 37,327,520 series D Target Company Preferred Shares (warrants)) with a par value of US$0.00005 per share	US$0.7568 per series D Target Company Preferred Share	US$	84,750,010.68	approximately US$710 million	40.68%

	Series D-1	April 28, 2015	May 13, 2015	9,248,983 series D-1 Target Company Preferred Shares with a par value of US$0.00005 per share	US$1.0812 per series D-1 Target Company Preferred Share	US$	10,000,000		15.25%

5.	Series E	May 18, 2018	May 18, 2018	164,070,324 series E Target Company Preferred Shares with a par value of US$0.00005 per share	RMB6.70 per series E Target Company Preferred Share(6)	RMB	1,100,000,000	approximately RMB6,100 million	27.05%

6.	Series F	May 18, 2018	May 18, 2018	74,975,269 series F Target Company Preferred Shares with a par value of US$0.00005 per share	RMB5.74 per series F Target Company Preferred Share(6)	RMB	430,000,000	approximately RMB7,930 million	37.50%

Notes:

(1)	Adjusted to reflect subsequent share splits and other capital reorganizations, as applicable, prior to the Pre-Merger Capital Restructuring (as defined below).

(2)	Subject to rounding errors.

(3)	The discount to the Transaction Price is calculated based on a Transaction Price of HK$10.0 per share.

(4)	The Target Company transferred some of the series A-2 Target Company Preferred Shares on March 1, 2013, March 11, 2015 and June 16, 2017, and repurchased some of the series A-2 Target Company Preferred Shares on March 1, 2013 and May 18, 2018. As a result, immediately prior to the completion of the Pre-Merger Capital Restructuring (as defined below), there are a total of 89,522,580 series A-2 Target Company Preferred Shares outstanding.

(5)	The Target Company transferred and repurchased some of the series B-1 Target Company Preferred Shares on May 18, 2018. As a result, immediately prior to the completion of the Pre-Merger Capital Restructuring (as defined below), there are a total of 75,088,141 series B-1 Target Company Preferred Shares outstanding.

(6)	The holders of series E Target Company Preferred Shares and series F Target Company Preferred Shares are Jianshi Investment, Jianshi Tianhui and Fatcat International Limited. For details of Jianshi Investment and Jianshi Tianhui, see “– Reorganization – Subscription of Target Company Shares – Shougang Capital” in this section. For details of Fatcat International Limited, see “– Reorganization – Subscription of Target Company Shares” in this section.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

2.	Information about the Pre-Listing Investors

The Pre-Listing Investors consist of the Onshore Investors (through Fatcat International Limited) and other investors. To the best knowledge, information and belief of the Directors of the Target Company having made all reasonable inquiries, save as disclosed below, as of the Latest Practicable Date, each of the Pre-Listing Investors and their ultimate beneficial owners were independent third parties of the Target Company.

(A)	Onshore Investors (through Fatcat International Limited)

The Onshore Investors hold Target Company Shares through Fatcat International Limited, which is an investment holding company incorporated in the BVI and is wholly-owned by Shanghai Hemao, a limited partnership. Shanghai Hemao's general partner is Shanghai Yanmao, and Shanghai Hemao’s limited partners are the Onshore Investors.

None of the partners of Shanghai Hemao is individually in a position to control Fatcat International Limited. Each partner of Shanghai Hemao is entitled to exercise the voting rights representing their respective underlying interests in Fatcat International Limited. Therefore, the respective voting power from Fatcat International Limited is divided among its indirect investors into their corresponding portions.

As of the date of this circular, Fatcat International Limited holds approximately 17.31% of the total issued and outstanding Target Company Shares (assuming all the Target Company Preferred Shares are converted into Target Company Ordinary Shares).

Set out below is a description of the Onshore Investors that hold more than 1% of interests in Shanghai Hemao as of the date of this circular:

(1)	Shanghai Yanmao

Shanghai Yanmao is an investment holding company incorporated in the PRC, wholly-owned by Liu Yuan (劉苑), an employee of the Target Company. Shanghai Yanmao was established for the administration and management of Fatcat International Limited.

(2)	Shenzhen Cangxin and Shenzhen Cangjin

Shenzhen Cangxin and Shenzhen Cangjin are both limited partnerships established in the PRC, which are engaged in equity investment with approximately RMB18.6 million and RMB146.8 million asset under management, respectively.

Shenzhen Cangxin is owned by Chen Mingkang (陳明康) and Sichuan Xinwen Investment Co., Ltd. (四川欣聞投資有限責任公司) (“Sichuan Xinwen”) as to 50.2% and 49.3%, respectively. Sichuan Xinwen is ultimately controlled by Sichuan Daily Press Group (四川日報報業集團). The general partner of Shenzhen Cangxin is Zhongtai Capital Equity Investment Management (Shenzhen) Co., Ltd. (中泰資本股權投資管理(深圳)有限公司) (“Zhongtai Capital”), which is in turn wholly-owned by Zhongtai Securities Co., Ltd. (中泰證券股份有限公司), a company whose shares are listed on the Shanghai Stock Exchange (stock code: 600918).

Shenzhen Cangjin is owned by Zhongrong International Trust Co. Ltd. (中融國際信託有限公司), a state-owned company, as to 50%, which is ultimately controlled by the State Council of the PRC. The general partner of Shenzhen Cangjin is Zhongtai Capital.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(3)	Shanghai Mstone

Shanghai Mstone is a sole individual proprietorship established in the PRC, which is engaged in asset management and investment consultancy. Shanghai Mstone is wholly-owned by Li Jihong.

(4)	Shanghai Weiyi

Shanghai Weiyi is a limited partnership established in the PRC, which is engaged in asset management and investment consultancy with approximately RMB167.8 million asset under management. Shenzhen Pinqing Capital Management Co., Ltd. (深圳品清資本管理有限公司) is the largest limited partner of Shanghai Weiyi holding 56.9% of its limited partnership, and is controlled by Kang Qian (康茜). Shanghai Weiyi is controlled by its general partner Beijing Qianhe Hongding Investment Management Center (L.P.) (北京千合弘鼎投資中心(有限合夥)) (“Beijing Qianhe”), which is in turn controlled by its general partner Shanghai Xiheng Asset Management Co., Ltd. (上海晞恒資產管理有限公司), which is ultimately controlled by Wang Yawei (王亞偉). Beijing Qianhe is owned as to 99.9% by Ruiyuan Capital Management Co., Ltd. (瑞元資本管理有限公司), which is ultimately controlled by GF Securities Co., Ltd. (廣發証券股份有限公司), a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000776) and the Stock Exchange (stock code: 01776).

(5)	Wuxi Baiaoji

Wuxi Baiaoji is a limited partnership established in the PRC, which is engaged in equity investment. Wuxi Baiaoji is controlled by its general partner Wuxi Xinbaiao Management Consulting Partnership (L.P.) (無錫新佰奧管理諮詢合夥企業(有限合夥)), which is in turn controlled by its general partner Jiangsu Baiao Enterprise Management Consulting Co., Ltd. (江蘇佰奧企業管理諮詢有限公司). Li Jianguang (李建光) eventually holds 51% of the shares in Jiangsu Baiao Enterprise Management Consulting Co., Ltd.

(6)	Shanghai Yunqi and Hangzhou Yunjia

Shanghai Yunqi and Hangzhou Yunjia are both limited partnerships established in the PRC, which are engaged in venture capital with RMB600 million and RMB400 million assets under management, respectively. Shanghai Yunqi and Hangzhou Yunjia are both controlled by Shanghai Yunqi Wangchuang Asset Management Center (L.P.) (上海雲奇網創資產管理中心(有限合夥)), which is in turn controlled by its general partner Shanghai Yunpan Investment Management Co., Ltd. (上海雲畔投資管理有限公司), which is ultimately controlled by Mao Chengyu (毛丞宇). CICC Qiyuan National Emerging Industry Venture Capital Guiding Fund (L.P.) (中金啟元國家新興產業創業投資引導基金(有限合夥)) is the single largest limited partner of Shanghai Yunqi holding 17.80% limited partnership and ultimately controlled by China International Capital Corporation Limited (中國國際金融股份有限公司), a company whose shares are listed on the Shanghai Stock Exchange (stock code: 601995) and the Stock Exchange (stock code: 03908). CICC Qiyuan National Emerging Industry Venture Capital Guiding Fund (L.P.) (中金啟元國家新興產業創業投資引導基金(有限合夥)) is the also single largest limited partner of Hangzhou Yunjia holding 34.0% limited partnership.

(7)	Shenzhen Chengzhang

Shenzhen Chengzhang is a limited partnership established in the PRC, which is engaged in equity investment and asset management with approximately RMB428 million asset under management. Shenzhen Chengzhang is controlled by its general partner Xizang Xian Feng Chang Qing Venture Capital Management Ltd. (西藏險峰長晴創業投資管理有限公司), which is controlled by Chen Keyi (陳科屹) as to 90.0%. Shanghai Gopher Xulai Investment Center L.P. (上海歌斐徐萊投資中心(有限合夥)) is the single largest limited partner of Shenzhen Chengzhang holding 22.4% limited partnership.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(8)	Jiaxing Fenglin

Jiaxing Fenglin is a limited partnership established in the PRC, which is engaged in investment management and investment consultancy with RMB35.6 million asset under management. Jiaxing Fenglin is controlled by its general partner Beijing Fenglin Investment Co., Ltd. (北京豐廩投資有限公司), which is owned by Chen Mengjia (陳夢佳) as to 60.0%. Tibet Sizhuang Investment Consulting Co., Ltd. (西藏思壯投資諮詢有限公司) is the single largest limited partner of Jiaxing Fenglin holding 84.3% of the limited partnership, and is ultimately controlled by Huang Bingliang (黃炳亮).

(9)	Zhuhai Fuhai

Zhuhai Fuhai is a limited partnership established in the PRC, which is engaged in venture capital and equity investment with RMB620 million assets under management. Zhuhai Fuhai is controlled by its general partner Zhuhai Fuhai Huachuang Venture Capital Fund Management Enterprise (L.P.) (珠海富海鏵創創業投資基金管理企業 (有限合夥)), which is in turn controlled by its general partner, Zhuhai Fuhai Huachuang Investment Management Co., Ltd. (珠海市富海鏵創投資有限公司), which is controlled by Shenzhen Oriental Fortune Investment Management Co., Ltd. (深圳市東方富海投資管理股份有限公司), which is further owned by 17 shareholders and the largest shareholder is Wuhu Fuhai Jiutai Investment Consulting Partnership (L.P.) (蕪湖市富海久泰投資諮詢合夥企業(有限合夥)), which is ultimately controlled by Chen Wei (陳瑋). Zhuhai Fuhai has 29 limited partners, and the largest limited partner of Zhuhai Fuhai is Zhuhai Huashi Zhiyuan Investment Co., Ltd. (珠海華實智遠投資有限公司) (“Zhuhai Huashi”), which holds approximately 27.4% partnership interests in Zhuhai Fuhai. Zhuhai Huashi is ultimately controlled by the State-owned Assets Supervision and Administration Commission of Zhuhai City. No other limited partner of Zhuhai Fuhai holds a partnership interest exceeding 10%.

(10)	Hangzhou Sanren

Hangzhou Sanren is a limited partnership established in the PRC, which is engaged in asset management and investment consultancy with approximately RMB510 million assets under management. Hangzhou Sanren is controlled by its general partner Hangzhou Sanren Investment Management Co., Ltd. (杭州三仁投資管理有限公司), which is ultimately owned by Cao Guoxiong (曹國熊), Ni Zhengdong (倪正東) and Song Aixia (宋藹瑕) as to 45.0%, 35.0% and 20.0%. Shanghai Dongxing Investment Holdings Development Co., Ltd. (上海東興投資控股發展有限公司) is the single largest limited partner of Hangzhou Sanren holding 13.7% of its limited partnership, and ultimately controlled by the Ministry of Finance of the PRC.

(11)	Xinyu Zhongfu

Xinyu Zhongfu is a limited partnership established in the PRC, which is engaged in asset management and investment management. Xinyu Zhongfu is controlled by its general partner Shenzhen Fuhai Minxiang Wealth Management Co., Ltd. (深圳市富海民享財富管理有限公司) (“Shenzhen Fuhai”), which is ultimately controlled by Li Xin (李辛) as to 87.4%. Xinyu Xianrui Investment Management Center (L.P.) (新余獻瑞投資管理中心(有限合夥)) is the single largest limited partner of Xinyu Zhongfu holding 61.9% of its limited partnership, and ultimately controlled by Shenzhen Fuhai.

(12)	Shenzhen Huasheng

Shenzhen Huasheng is a limited partnership established in the PRC, which is engaged in investment consultancy and investment management. Shenzhen Huasheng’s general partner is Shanghai Huasheng Youge Equity Investment Management Limited (上海華晟優格股權投資管理有限公司), which is ultimately controlled by China Renaissance Holdings Limited (“China Renaissance”), a company listed on the Stock Exchange (stock code: 1911). Shanghai Huasheng Lingfei Equity Investment Partnership (Limited Partnership) (上海華晟領飛股權投資合夥企業(有限合夥)) is the single largest limited partner of Shenzhen Huasheng holding 90.8% of its limited partnership, whose general partner is Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership) (上海華晟信航股權投資管理中心(有限合夥)) which is ultimately controlled by China Renaissance.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(B)	Other Investors

Set out below is a description of the other Pre-Listing Investors that have made meaningful investments in the Target Company (each holding more than 1% of total issued and outstanding Target Company Shares immediately prior to the De-SPAC Transaction) (assuming all the Target Company Preferred Shares are converted into Target Company Ordinary Shares):

(1)	K2 Evergreen Partners L.P. and K2 Partners II L.P.

K2 Evergreen Partners L.P. and K2 Partners II L.P. are both Cayman Islands limited partnership, engaged in venture capital investment, focusing on technology, business model innovations and changing consumer lifestyles. K2 Evergreen Partners L.P. is controlled by K2 Evergreen Partners, LLC, its general partner. K2 Partners II L.P. is controlled by K2 Partners II GP, L.P., whose general partner is K2 Partners II GP, LLC. K2 Partners II GP, LLC and K2 Evergreen Partners, LLC are both under control with KPartners Limited, a Cayman Islands limited company. Zhang Rui is the controlling shareholder of KPartners Limited.

(2)	Zhen Partners Fund I, L.P.

Zhen Partners Fund I, L.P. is a Cayman Islands exempted limited partnership, engaged in making venture capital investment primarily in early-stage companies, which is under control of Zhen Partners Management (TTGP) I, Ltd., its top-tier general partner. Xu Xiao Ping, Wang Qiang, Anna Fang and Dai Yu Sen have shared voting power over Zhen Partners Management (TTGP) I, Ltd.

(3)	MPC II L.P. and MPC II-A L.P.

MPC II L.P. and MPC II-A L.P., each an exempted limited partnership incorporated under the laws of the Cayman Islands, of which the general partner is MPC Management II L.P., whose general partner is MPC GPGP II Ltd. David Su is the controlling shareholder of MPC GPGP II Ltd.

(4)	HongShan

HSG CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands. HSG CV IV Holdco, Ltd. is wholly-owned by HSG CV IV Senior Holdco, Ltd., which is in turn wholly-owned by HongShan Capital Venture Fund IV, L.P. HongShan Capital Venture Fund IV, L.P. is an investment fund whose primary purpose is to make equity investments in private companies. The general partner of HongShan Capital Venture Fund IV, L.P. is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited, a wholly-owned subsidiary of SNP China Enterprises Limited. Neil Nanpeng Shen is the sole shareholder of SNP China Enterprises Limited.

(5)	IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P.

IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are both Cayman Islands exempted limited partnerships, engaged in venture capital business. IDG-Accel China Capital II L.P. is controlled by IDG-Accel China Capital II Associates L.P., its general partner. IDG-Accel China Capital II Investors L.P. is controlled by its general partner IDG-Accel China Capital GP II Associates Ltd., which is also the general partner of IDG-Accel China Capital II Associates L.P. IDG-Accel China Capital GP II Associates Ltd. is ultimately controlled by Chi Sing Ho and Quan Zhou.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

(6)	Success Path Enterprises Limited and Quick Returns Ventures Limited

Success Path Enterprises Limited and Quick Returns Ventures Limited are both companies incorporated in the BVI with limited liability.

Success Path Enterprises Limited is wholly-owned by Vigorous Ventures Limited, a company incorporated in the BVI with limited liabilities. Mr. Wong Kun Kau is a director of Vigorous Ventures Limited.

Quick Returns Ventures Limited is wholly-owned by Bull Capital China Growth Fund II, L.P., an exempted limited partnership in the Cayman Islands. Bull Capital China Growth Fund II, L.P. is a private equity fund, its general partner is Bull Capital GP II Limited and it is managed by Bull Capital Partners Ltd., an exempted limited company incorporated in the Cayman Islands, which is controlled by Mr. Wong Kun Kau.

(7)	Tenzing Holdings

Tenzing Holdings 2011 Ltd. is a company wholly owned by a discretionary, irrevocable, non-grantor trust (the “Tenzing Trust”) established by Mr. Shao Yibo, as settlor. Mr. Shao Yibo shall not be considered as an owner of Tenzing Trust as it is a non-grantor trust. Mr. Shao Yibo is not a beneficiary of the trust and is not expected to be one in the future. The discretionary beneficiaries are Mr. Shao Yibo’s immediate family members and other non-profit organizations which are independent third parties of the Target Company. The trust is a foreign trust from the perspective of the US Internal Revenue Code. Mr. Shao Yibo is one of the founding partners of Matrix Partners China. Mr. Shao Yibo was a non-executive Director of the Target Company who resigned within 12 months of the date of this circular.

(8)	MSA China Fund I L.P.

MSA China Fund I L.P. is a Cayman Islands exempted limited partnership, focused on private equity investment and managed by its general partner, Magic Stone Alternative Private Equity Fund GP, Ltd., which is an affiliated entity of MSA Capital. MSA Capital is a global investment firm supporting highly innovative and disruptive companies in the biotechnology and enterprise-facing core technology sectors.

(9)	Bright Future International Trading Ltd. and Huaxing Capital Partners, L.P.

Bright Future International Trading Ltd. is a BVI incorporated company and established solely for purpose of holding equity interests of the Target Company. Bright Future International Trading Ltd. is wholly-owned by Shanghai Huasheng Leading Venture Capital Partnership (Limited Partnership) (上海華晟領勢創業投資合夥企業(有限合夥)), whose general partner is Shanghai Huasheng Xinxuan Venture Capital Management Center (Limited Partnership) (上海華晟信選創業投資管理中心(有限合夥)) (“Huasheng Xinxuan”). The general partner of Huasheng Xinxuan is Shanghai Quanyuan Investment Co., Ltd. (上海全源投資有限公司) (“Shanghai Quanyuan”), which is ultimately controlled by China Renaissance Holdings Limited (“China Renaissance”), a company listed on the Stock Exchange (stock code: 1911).

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Huaxing Capital Partners, L.P. is an exempted limited partnership registered in Cayman Islands as a vehicle set up mainly for equity investment. The general partner of Huaxing Capital Partners, L.P. is Huaxing Associates, L.P., whose general partner is Huaxing Associates GP, LLC (“Huaxing Associates”). Huaxing Associates is ultimately controlled by China Renaissance.

(10)	Jianshi Investment

Jianshi Investment is a limited partnership established in the PRC primarily engaged in equity investment. Jianshi Investment is owned as to approximately 99.9% by its limited partner, Shougang Fund, and approximately 0.1% by its general partner, Beijing Jingxi Venture Capital Fund Management Co., Ltd. (北京京西創業投資基金管理有限公司), which is ultimately owned by Shoucheng Holdings Limited, a company listed on the Stock Exchange (stock code: 0697).

3.	Further details of the Pre-Listing Investments

Orderly sale arrangement	Certain Pre-Listing Investors have agreed, for the initial consecutive 30-day period commencing from the date of Closing and for each subsequent consecutive 30-day period thereafter until the end of 180 days from the date of Closing, not to sell or otherwise dispose of more than 2% of the Successor Company Class A Shares held by such Pre-Listing Investors as of immediately after Closing (the “Base Monthly Permitted Amount”); provided that if the amount of Successor Company Class A Shares sold or otherwise disposed of by a Pre-Listing Investor in any given 30-day period is less than the Base Monthly Permitted Amount, in any subsequent 30-day period such Pre-Listing Investor may sell or otherwise dispose of additional Successor Company Class A Shares equal to the balance of such Base Monthly Permitted Amount, subject to the condition that such Pre-Listing Investor shall not sell or otherwise dispose of more than 5% of the Successor Company Class A Shares held by such Pre-Listing Investor immediately after the Closing during any subsequent 30-day period within the first six months from the date of the Closing.

Use of proceeds from the Pre-Listing Investments	The Target Group utilized the proceeds from the Pre-Listing Investments for the development and operation of its business, including, personnel recruitment, new business and product development, technology infrastructure, office utilities and marketing. As of the Latest Practicable Date, the proceeds from the Pre-Listing Investments was fully utilized.

Strategic benefits the Pre-Listing Investors brought to the Target Company	At the time of the Pre-Listing Investments, the Target Company’s Directors were of the view that the Target Group could benefit from the additional capital that would be provided by the Pre-Listing Investors’ investments in the Target Company and their knowledge and experience.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Basis of determining the consideration paid	The consideration for the Pre-Listing Investments were determined based on arm’s length negotiations between the Target Company and the Pre-Listing Investors after taking into consideration of (a) the investment risks commonly assumed by such Pre-Listing investors in investing in an unlisted company, including the lack of liquidity and an open market for trading in Target Company Shares prior to the completion of the Listing, and the uncertainty of the timeline of the Listing process and whether the Listing will be completed; (b) the growth prospects of the Target Group and the steel industry and the online steel transaction market in the PRC; and (c) the historical financial performance of the Target Group.

4.	Special rights of the Pre-Listing Investors

Pursuant to the Seventh Amended and Restated Shareholders Agreement dated August 31, 2021, the Pre-Listing Investors were granted certain special rights in relation to the Pre-Listing Investments, including, among others, customary rights of first refusal to participate in future funding rounds, information rights and veto rights. The Seventh Amended and Restated Shareholders Agreement and such special rights will be terminated upon completion of the De-SPAC Transaction in accordance with the terms of the Seventh Amended and Restated Shareholders Agreement.

PUBLIC FLOAT

Upon the completion of the De-SPAC Transaction, the Successor Company Shares held by the following persons, who are Successor Company’s core connected persons, will not be counted towards the public float:

(i)	Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings, the shareholding entities of the Controlling Shareholders, will collectively hold approximately 19.20% of the issued Successor Company Shares upon completion of the De-SPAC Transaction (assuming the Presumptions);

(ii)	Fatcat International Limited, a substantial shareholder of the Successor Company, will hold approximately 14.63% of the issued Successor Company Shares upon completion of the De-SPAC Transaction (assuming the Presumptions);

(iii)	Ms. Gong Yingxin, a proposed executive Director of the Successor Company, or the shareholding entity of Ms. Gong Yingxin, will hold approximately 0.19% of the issued Successor Company Shares upon completion of the De-SPAC Transaction (assuming the Presumptions); and

(iv)	Ms. Zhou Min, a proposed executive Director of the Successor Company, or the shareholding entity of Ms. Zhou Min, will hold approximately 0.14% of the issued Successor Company Shares upon completion of the De-SPAC Transaction (assuming the Presumptions).

Save as provided above, the Successor Company Shares held by the other Successor Company Shareholders will count towards the public float, representing approximately 65.84% of the total issued share capital of the Successor Company.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

PREVIOUS LISTING APPLICATION OF THE TARGET COMPANY

The Target Company submitted a listing application to the Stock Exchange on June 25, 2018 (the “Previous Listing Application”). Due to market conditions at the time, the Target Company decided not to pursue the Previous Listing Application. The Directors of the Target Company are not aware of any material matters that would materially adversely affect the Target Company's suitability for listing and need to be brought to the attention of the Stock Exchange and the SFC with respect to the Previous Listing Application.

Having conducted reasonable due diligence on the Previous Listing Application, including reviewing relevant material correspondence between the Target Company and the Stock Exchange in respect of the Previous Listing Application, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubt on the views of the Directors of the Target Company stated above.

COMPLIANCE WITH THE LISTING GUIDE

On the basis that, as confirmed by the Directors of the Target Company, (i) the consideration for the Pre-Listing Investments was settled more than 28 clear days before the date of the first submission of the listing application to the Stock Exchange in relation to the De-SPAC Transaction and (ii) all special rights granted to the Pre-Listing Investors will not survive the completion of the De-SPAC Transaction, and based on the documents provided by the Target Company, the Joint Sponsors have confirmed that the Pre-Listing Investments are in compliance with Chapter 4.2 of the Listing Guide.

THE CONCERT PARTY AGREEMENT

Immediately after the completion of the De-SPAC Transaction, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang will in aggregate be interested in and will control, through their respective intermediary entities, 36,108,114 Successor Company Class A Shares and 191,035,862 Successor Company Class B Shares. Assuming the Presumptions, their aggregate shareholding will be approximately 19.2% of the issued Successor Company Shares and they will control approximately 67.1% of the voting rights in the Successor Company capable of being exercised on resolutions in general meetings (except for resolutions with respect to the Reserved Matters, in relation to which each Successor Company Class B Share is entitled to one vote).

Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang have been acting in concert since 2018. Pursuant to a concert party agreement dated August 28, 2023 and a supplemental agreement following the exercise of the options under the 2023 Pre-Listing Share Option Scheme by Mr. Wang Dong and Mr. Wang Changhui (collectively, the “Concert Party Agreement”), Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings (collectively, the “Concert Parties”) agreed to act in concert to align their shareholding interests in the Target Company. Each of the Concert Parties agreed to vote in concert with the others for all operational and other matters at board meetings (as the case may be) or shareholders’ meetings of the Target Group, and in the event of any dispute among Concert Parties, the Concert Parties must act based on the instructions of Mr. Wang Dong. Therefore, each of them will be deemed to be interested in all the Successor Company Shares to be held by the other in aggregate by virtue of the SFO.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

PRE-MERGER CAPITAL RESTRUCTURING

Prior to the completion of the De-SPAC Transaction, the Target Company will implement the following transactions (collectively, the “Pre-Merger Capital Restructuring”):

(i)	the Merger Sub was incorporated as a wholly-owned subsidiary of the Target Company for the purpose of the De-SPAC Transaction under the laws of the Cayman Islands on July 17, 2023;

(ii)	each Target Company Preferred Share then issued and outstanding shall automatically cease to exist and will be converted into a number of validly issued, fully paid and non-assessable Target Company Ordinary Shares;

(iii)	the Target Company shall allot and issue 96,101,812 fully paid and non-assessable Target Company Ordinary Shares at par value by way of capitalizing all or any part of any amount for the time being standing to the credit of the share premium account of the Target Company, on a pro rata basis to all Target Company Shareholders then appearing on the register of members of the Target Company (subject to rounding as provided in the Business Combination Agreement);

(iv)	the Target Company shall implement a redesignation and reclassification of its share capital (the “Share Reclassification”) such that (1) each issued and outstanding Target Company Ordinary Share (other than those beneficially owned by any WVR Beneficiaries) shall be redesignated and reclassified as one Successor Company Class A Share, (2) each issued and outstanding Target Company Ordinary Share beneficially owned by a WVR Beneficiary shall be redesignated and reclassified as a Successor Company Class B Share, and (3) each existing option of the Target Company (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time shall, automatically and without any required action on the part of any holder or beneficiary thereof, be converted into an option to purchase Successor Company Class A Shares; and

(v)	concurrently with the Share Reclassification, the Target Company Articles shall be amended and restated and replaced in its entirety with the Successor Company Articles.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

SHAREHOLDING STRUCTURE OF THE TARGET COMPANY

The below table is a summary of the shareholding structure of the Target Company as of the date of this circular and the Successor Company immediately after the completion of the De-SPAC Transaction:

	Immediately prior to the completion of the De-SPAC Transaction												Immediately after the completion of the De-SPAC Transaction
Shareholders	Target Company Ordinary Shares	Series A-1 Target Company Preferred Shares	Series A-2 Target Company Preferred Shares	Series B-1 Target Company Preferred Shares	Series B-2 Target Company Preferred Shares	Series C Target Company Preferred Shares	Series D Target Company Preferred Shares	Series D-1 Target Company Preferred Shares	Series E Target Company Preferred Shares	Series F Target Company Preferred Shares	Aggregate total number of Target Company Shares(10)	Ownership percentage of the Target Company	Successor Company Class A Shares	Successor Company Class B Shares	Aggregate total number of the Successor Company Shares	Ownership percentage of the Successor Company(1)(2)	Voting power of the Successor Company(1)(2)
Wangdong Holdings(3)	117,815,901	–	–	–	–	–	–	–	–	–	117,815,901	13.03%	–	130,336,463	130,336,463	11.02%	44.91%
Pangmao1 Ltd(3)	24,575,290	–	–	–	–	–	–	–	–	–	24,575,290	2.72%	–	27,186,962	27,186,962	2.30%	9.37%
Wangchanghui Holdings(4)	17,405,439	–	–	–	–	–	–	–	–	–	17,405,439	1.92%	–	19,255,154	19,255,154	1.63%	6.63%
Pangmao2 Ltd(4)	12,887,680	–	–	–	–	–	–	–	–	–	12,887,680	1.43%	–	14,257,283	14,257,283	1.21%	4.91%
Raohuigang Holdings(5)	32,639,446	–	–	–	–	–	–	–	–	–	32,639,446	3.61%	36,108,114	–	36,108,114	3.05%	1.24%
Gongyingxin Holdings Limited(6)	1,250,000	–	–	–	–	–	–	–	–	–	1,250,000	0.14%	1,382,840	–	1,382,840	0.12%	0.05%
Zhangxiaokun Holdings Limited(6)	10,030,000	–	–	–	–	–	–	–	–	–	10,030,000	1.11%	11,095,911	–	11,095,911	0.94%	0.38%
Chenqing Holdings Limited(6)	725,000	–	–	–	–	–	–	–	–	–	725,000	0.08%	802,047	–	802,047	0.07%	0.03%
Tongyaming Holdings Limited(6)	680,000	–	–	–	–	–	–	–	–	–	680,000	0.08%	752,265	–	752,265	0.06%	0.03%
Underlying shares according to the 2023 Pre-Listing Share Option Scheme(7)	14,554,683	–	–	–	–	–	–	–	–	–	14,554,683	1.61%	16,101,442	–	16,101,442	1.36%	0.55%
Fatcat International Limited	–	–	–	–	–	–	–	–	93,966,781	62,545,444	156,512,225	17.31%	173,145,133	–	173,145,133	14.63%	5.97%
K2 Evergreen Partners L.P.	–	25,769,240	–	–	–	–	–	–	–	–	25,769,240	2.85%	28,507,796	–	28,507,796	2.41%	0.98%
K2 Partners II L.P.	–	–	37,692,300	17,405,140	2,329,300	2,865,320	–	–	–	–	60,292,060	6.67%	66,699,433	–	66,699,433	5.64%	2.30%
Jamenia Holdings Limited(8)	–	–	1,968,221	–	–	414,561	3,521,881	–	–	–	5,904,663	0.65%	6,532,165	–	6,532,165	0.55%	0.23%
Unavo Holdings Limited(9)	–	–	1,968,221	–	–	414,560	3,521,881	–	–	–	5,904,662	0.65%	6,532,164	–	6,532,164	0.55%	0.23%
Zhen Partners Fund I, L.P.	–	–	47,893,838	–	–	–	–	–	–	–	47,893,838	5.30%	52,983,624	–	52,983,624	4.48%	1.83%
MPC II L.P.	–	–	–	44,476,627	6,678,900	22,462,955	–	–	–	–	73,618,482	8.14%	81,442,084	–	81,442,084	6.88%	2.81%

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

	Immediately prior to the completion of the De-SPAC Transaction												Immediately after the completion of the De-SPAC Transaction
Shareholders	Target Company Ordinary Shares	Series A-1 Target Company Preferred Shares	Series A-2 Target Company Preferred Shares	Series B-1 Target Company Preferred Shares	Series B-2 Target Company Preferred Shares	Series C Target Company Preferred Shares	Series D Target Company Preferred Shares	Series D-1 Target Company Preferred Shares	Series E Target Company Preferred Shares	Series F Target Company Preferred Shares	Aggregate total number of Target Company Shares(10)	Ownership percentage of the Target Company	Successor Company Class A Shares	Successor Company Class B Shares	Aggregate total number of the Successor Company Shares	Ownership percentage of the Successor Company(1)(2)	Voting power of the Successor Company(1)(2)
MPC II-A L.P.	–	–	–	4,941,847	742,100	2,495,884	–	–	–	–	8,179,831	0.90%	9,049,120	–	9,049,120	0.76%	0.31%
Toasto Time Limited	–	–	–	4,521,491	–	–	–	–	–	–	4,521,491	0.50%	5,002,000	–	5,002,000	0.42%	0.17%
Tenzing Holdings 2011 Ltd.	–	–	–	3,743,036	1,236,820	2,865,320	884,198	–	–	–	8,729,374	0.97%	9,657,064	–	9,657,064	0.82%	0.33%
HSG CV IV Holdco, Ltd.	–	–	–	–	–	28,653,300	4,954,980	–	–	–	33,608,280	3.72%	37,179,908	–	37,179,908	3.14%	1.28%
IDG-Accel China Capital II L.P.	–	–	–	–	–	–	37,947,200	–	–	–	37,947,200	4.20%	41,979,935	–	41,979,935	3.55%	1.45%
IDG-Accel China Capital II Investors L.P.	–	–	–	–	–	–	1,692,600	–	–	–	1,692,600	0.19%	1,872,476	–	1,872,476	0.16%	0.06%
Quick Returns Ventures Limited	–	–	–	–	–	–	19,819,920	–	–	–	19,819,920	2.19%	21,926,228	–	21,926,228	1.85%	0.76%
Success Path Enterprises Limited	–	–	–	–	–	39,541,540	–	–	–	–	39,541,540	4.37%	43,743,709	–	43,743,709	3.70%	1.51%
Puhua Capital Ltd (普華資本有限公司)	–	–	–	–	–	–	7,927,960	–	–	–	7,927,960	0.88%	8,770,482	–	8,770,482	0.74%	0.30%
Huaxing Capital Partners, L.P.	–	–	–	–	–	–	7,927,960	–	–	–	7,927,960	0.88%	8,770,482	–	8,770,482	0.74%	0.30%
Bright Future International Trading Ltd.	–	–	–	–	–	–	23,783,880	–	–	–	23,783,880	2.63%	26,311,447	–	26,311,447	2.22%	0.91%
MSA China Fund I L.P.	–	–	–	–	–	–	–	9,248,983	–	–	9,248,983	1.02%	10,231,893	–	10,231,893	0.86%	0.35%
Jianshi Investment	–	–	–	–	–	–	–	–	70,033,580	22,788,786	92,822,366	10.26%	102,686,809	–	102,686,809	8.68%	3.54%
Jianshi Tianhui	–	–	–	–	–	–	–	–	69,963	18,231	88,194	0.01%	97,567	–	97,567	0.01%	0.00%
The PIPE Investors	–	–	–	–	–	–	–	–	–	–	–	–	53,580,000	–	53,580,000	4.53%	1.85%
Aquila Class A Shareholders	–	–	–	–	–	–	–	–	–	–	–	–	105,068,250	–	105,068,250	8.88%	3.62%
The Promoters	–	–	–	–	–	–	–	–	–	–	–	–	24,109,411	–	24,109,411	2.04%	0.83%
TOTAL	232,563,439	25,769,240	89,522,580	75,088,141	10,987,120	99,713,440	111,982,460	9,248,983	164,070,324	85,352,461	904,298,188	100.0%	999,071,799	191,035,862	1,183,157,661	100.0%	100.0%

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Notes:

(1)	The Successor Company will adopt a WVR structure upon completion of the De-SPAC Transaction, through two classes of shares, Successor Company Class A Shares and Successor Company Class B Shares. Successor Company Class A Shares entitle the Successor Company Shareholders to one vote per share and Successor Company Class B Shares entitle the Successor Company Shareholders to 10 votes per share. In all other respects Successor Company Class A Shares and Successor Company Class B Shares rank pari passu. Each Target Company Preferred Share will automatically convert into one Successor Company Class A Share pursuant to the Pre-Merger Capital Restructuring. For details of the WVR structure, see the section headed “Share Capital” in this Circular.

(2)	Assuming the Presumptions.

(3)	The Successor Company Shares held by Wangdong Holdings are controlled by a trust established for the benefit of Mr. Wang Dong and his family members. Pangmao1 Ltd is wholly owned by Wangdong Holdings.

(4)	The Successor Company Shares held by Wangchanghui Holdings are controlled by a trust established for the benefit of Mr. Wang Changhui and his family members. Pangmao2 Ltd is wholly owned by Wangchanghui Holdings.

(5)	The Successor Company Shares held by Raohuigang Holdings are controlled by a trust established for the benefit of Mr. Rao Huigang and his family members.

(6)	Each of Gongyingxin Holdings Limited, Zhangxiaokun Holdings Limited, Chenqing Holdings Limited and Tongyaming Holdings Limited is an investment holding company wholly owned by Ms. Gong Yingxin, Mr. Zhang Xiaokun, Ms. Chen Qing and Mr. Tong Yaming, respectively.

(7)	Excluding the Successor Company Shares to be issued to Pangmao1 Ltd, Pangmao2 Ltd, Gongyingxin Holdings Limited, Zhangxiaokun Holdings Limited, Chenqing Holdings Limited and Tongyaming Holdings Limited pursuant to the exercise of the options by Mr. Wang Dong, Mr. Wang Changhui, Ms. Gong Yingxin, Mr. Zhang Xiaokun, Ms. Chen Qing and Mr. Tong Yaming under the 2023 Pre-Listing Share Option Scheme.

(8)	Pursuant to the Sixth Shareholders’ Agreement and as part of the Reorganization, 1,968,221 series A-2 Target Company Preferred Shares, 414,561 series C Target Company Preferred Shares and 3,521,881 series D Target Company Preferred Shares, held by Jamenia Holdings Limited were deemed as series F Target Company Preferred Shares. For more details, see “– Reorganization.”

(9)	Pursuant to the Sixth Shareholders’ Agreement and as part of the Reorganization, 1,968,221 series A-2 Target Company Preferred Shares, 414,560 series C Target Company Preferred Shares and 3,521,881 series D Target Company Preferred Shares, held by Unavo Holdings Limited were deemed as series F Target Company Preferred Shares. For more details, see “– Reorganization.”

(10)	Assuming the full exercise of all the options granted under the 2023 Pre-Listing Share Option Scheme.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

CORPORATE SHAREHOLDING STRUCTURE

1.	Immediately prior to completion of the De-SPAC Transaction

The following diagram illustrates the corporate and shareholding structure of the Target Group immediately prior to the completion of the De-SPAC Transaction (taking into account the Pre-Merger Capital Restructuring and assuming full exercise of the options granted under the 2023 Pre-Listing Share Option Scheme):

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Notes:

(1)	The Successor Company will adopt a WVR structure upon completion of the De-SPAC Transaction, through two classes of shares, Successor Company Class A Shares and Successor Company Class B Shares. Successor Company Class A Shares entitle the Successor Company Shareholders to one vote per share and Successor Company Class B Shares entitle the Successor Company Shareholders to 10 votes per share. In all other respects Successor Company Class A Shares and Successor Company Class B Shares rank pari passu. Each Target Company Preferred Share will automatically convert into one Successor Company Class A Share pursuant to the Pre-Merger Capital Restructuring. For details of the WVR structure, see the section headed “Share Capital” in this circular.

(2)	The Successor Company Shares held by Wangdong Holdings, Wangchanghui Holdings and Raohuigang Holdings are controlled by the relevant trust established for the benefit of Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang and their respective family members.

(3)	Pangmao1 Ltd is wholly owned by Wangdong Holdings. Pangmao2 Ltd is wholly owned by Wangchanghui Holdings.

(4)	The Zhaogang Hong Kong Limited Subsidiaries include (a) Steel Searcher Manufacturing Limited, incorporated in Ghana; (b) Steel Searcher and Trading Company Limited, incorporated in Ghana; (c) Steel Searcher Pte. Ltd., incorporated in Singapore; (d) Steel Searcher Korea Co., Ltd., incorporated in Korea; (e) Steel Searcher (Thailand) Co., Ltd., incorporated in Thailand; (f) Steel Searcher Middle East DMCC, incorporated in the United Arab Emirates; (g) Steel Searcher Hong Kong Limited, incorporated in Hong Kong; (h) Steel Searcher Viet Nam Co., Ltd., incorporated in Vietnam; (i) Steel Searcher YANGON Company Limited, incorporated in Myanmar; (j) Steel Searcher Company (TZ) Limited, incorporated in Tanzania; (k) Zhejiang Gangyou Trading, incorporated in the PRC; (l) Jiangsu Pangmao, incorporated in the PRC; and (m) Chongqing Pangmao, incorporated in the PRC.

(5)	Zhaogang Netcom Subsidiaries include (a) Pangmao Logistics; (b) Tushu Information Services; (c) Zhaogang (Shanghai) Metal Materials; (d) Qingdao Zhaogang Netcom E-commerce; (e) Qimao Equity Investment; (f) Puhuida Digital Technology; (g) Pangmao Logistics Technology; (h) Pangmao Metal Materials; (i) Pan King Global; (j) Xinmao Equity Investment; (k) Pangmao Zhineng; (l) Pangmao Lianxiang; (m) Shenzhen Tushu; (n) Shanghai Tengcai Technology; (o) Jiangsu Zhaogang Netcom E-commerce; (p) Steel Searcher Limited; (q) Chongqing Zhaogang Netcom Technology; (r) Shenzhen Xinwuyou; (s) Zhejiang Zhaogang Netcom E-Commerce; (t) Henan Zhaogang Netcom Technology; (u) Pangmao Logistics Gansu, (v) Guangdong Zhaogang Netcom; and (w) Shanghai Pangmao Zhiyuan, each of which is established in the PRC except for Steel Searcher, which is established in Hong Kong.

(6)	WFOE 2 holds the Target Company’s key account services businesses. Subsidiaries of WFOE 2 include Shenzhen Gangyou, Zhaogang Supply Chain, Shanghai Gangyou, Shanghai Huicai and Shenzhen Pangmao Products.

(7)	Other Target Company Shareholders include:

(i)	K2 Evergreen Partners L.P.	2.85%
(ii)	K2 Partners II L.P.	6.67%
(iii)	Jamenia Holdings Limited	0.65%
(iv)	Unavo Holdings Limited	0.65%
(v)	Zhen Partners Fund I, L.P.	5.30%
(vi)	MPC II L.P.	8.14%
(vii)	MPC II-A L.P.	0.90%
(viii)	Toasto Time Limited	0.50%
(ix)	Tenzing Holdings 2011 Ltd.	0.97%
(x)	HSG CV IV Holdco, Ltd.	3.72%
(xi)	IDG-Accel China Capital II L.P	4.20%
(xii)	IDG-Accel China Capital II Investors L.P.	0.19%
(xiii)	Quick Returns Ventures Limited	2.19%
(xiv)	Success Path Enterprises Limited	4.37%
(xv)	Puhua Capital Ltd	0.88%
(xvi)	Huaxing Capital Partners, L.P	0.88%
(xvii)	Bright Future International Trading Ltd.	2.63%
(xviii)	MSA China Fund I L.P.	1.02%
(xix)	Jianshi Tianhui	0.01%
(xx)	Gongyingxin Holdings Limited	0.14%
(xxi)	Zhangxiaokun Holdings Limited	1.11%
(xxii)	Chenqing Holdings Limited	0.08%
(xxiii)	Tongyaming Holdings Limited	0.08%

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

2.	Immediately after the completion of the De-SPAC Transaction

The following diagram illustrates the corporate and shareholding structure of the Successor Group immediately after the completion of the De-SPAC Transaction (taking into account the Pre-Merger Capital Restructuring and assuming full exercise of the options granted under the 2023 Pre-Listing Share Option Scheme):

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

Notes:      For notes (1) to (6), see the notes contained in the preceding pages.

(7)	Other Target Company Shareholders include:

(i)	K2 Evergreen Partners L.P.	2.41%
(ii)	K2 Partners II L.P.	5.64%
(iii)	Jamenia Holdings Limited	0.55%
(iv)	Unavo Holdings Limited	0.55%
(v)	Zhen Partners Fund I, L.P.	4.48%
(vi)	MPC II L.P.	6.88%
(vii)	MPC II-A L.P.	0.76%
(viii)	Toasto Time Limited	0.42%
(ix)	Tenzing Holdings 2011 Ltd.	0.82%
(x)	HSG CV IV Holdco, Ltd.	3.14%
(xi)	IDG-Accel China Capital II L.P	3.55%
(xii)	IDG-Accel China Capital II Investors L.P.	0.16%
(xiii)	Quick Returns Ventures Limited	1.85%
(xiv)	Success Path Enterprises Limited	3.70%
(xv)	Puhua Capital Ltd	0.74%
(xvi)	Huaxing Capital Partners, L.P.	0.74%
(xvii)	Bright Future International Trading Ltd.	2.22%
(xviii)	MSA China Fund I L.P.	0.86%
(xix)	Jianshi Tianhui	0.01%
(xx)	Gongyingxin Holdings Limited	0.19%
(xxi)	Zhangxiaokun Holdings Limited	0.94%
(xxii)	Chenqing Holdings Limited	0.07%
(xxiii)	Tongyaming Holdings Limited	0.06%

(8)	For details, see “Letter from the Aquila Board – G. PIPE Investments” in this circular.

(9)	Promoters of Aquila are CMBI AM and the individual Promoters (being Jiang Rongfeng, Le Di and Wu Qian). CMBI AM holds approximately 93.39% and the individual Promoters, through AAC Mgmt Holding, their wholly-owned company, hold approximately 6.61% of the limited liability interests in CMBI AM Acquisition, which will in turn hold the Successor Company Shares.

(10)	Assuming no Aquila Class A Shareholders exercise their Share Redemption Right and Appraisal Right.

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE TARGET GROUP

SAFE REGISTRATION

Pursuant to the Circular of the SAFE on Foreign Exchange Administration of Overseas Investment, Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知) (the “SAFE Circular 37”), promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests to an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division.

Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties. Pursuant to the Circular of the SAFE on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment (關於進一步簡化和改進直接投資外匯管理政策的通知) (the “SAFE Circular 13”), promulgated by SAFE and which became effective on June 1, 2015, the power to accept SAFE registration was delegated from local SAFE branch to local banks where the assets or interests in the domestic entity are located.

As advised by the PRC Legal Advisor to the Target Company, each of Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang completed the required registration with the SAFE on April 9, 2014.

CSRC FILING

Pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (境內企業境外發行證券和上市管理試行辦法) (the “Trial Measures”) and five supporting guidelines, released by the CSRC on February 17, 2023 and became effective on March 31, 2023, domestic companies that seek to offer and list securities overseas, directly or indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Pursuant to the Trial Measures, any overseas offering and listing made by an issuer that meets both of the following conditions will be deemed as indirect overseas offering and listing that should be filed with the CSRC: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the key aspects of the issuer’s business activities are conducted in mainland China, or its main places of operations are located in mainland China, or the senior managers in charge of its operation and management are mostly Chinese citizens or domiciled in the PRC.

On January 10, 2025, the CSRC issued a notification on the Target Group’s completion of filings in connection with the proposed De-SPAC Transaction.

PRC LEGAL COMPLIANCE

The PRC Legal Advisor to the Target Company has confirmed that the PRC subsidiaries in the Target Company have obtained requisite government approvals which they shall obtain in all material aspects to complete the equity transfers of the PRC subsidiaries as described in this section. The transfers of equity interests of the PRC subsidiaries described in this section have been properly and legally completed.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

BACKGROUND TO THE CONTRACTUAL ARRANGEMENTS

The Target Group primarily engages in the provision of internet information services. As advised by the PRC Legal Advisor to the Target Company, internet information services are subject to foreign investment restrictions under current PRC laws and regulations. It is not viable for the Target Company to hold the Consolidated Affiliated Entities directly through equity ownership. Hence, in line with common practice, the Target Company, through WFOE 1, its indirect wholly-owned subsidiary, entered into the Contractual Arrangements with the Consolidated Affiliated Entities and the Registered Shareholders so as to gain effective control over, and receive all the economic benefits generated by the businesses currently operated by the Consolidated Affiliated Entities.

To comply with the PRC laws and regulations, while availing itself of international capital markets and maintaining effective control over all of its operations, the Target Company commenced a series of reorganization activities. Pursuant to the Reorganization, the Contractual Arrangements currently in effect were entered into on May 18, 2018, whereby WFOE 1 acquired effective control over the Consolidated Affiliated Entities and has become entitled to all the economic benefits derived from their operations. The Contractual Arrangements enable the results of operations, assets and liabilities of the Consolidated Affiliated Entities to be consolidated into the results of operations, assets and liabilities of the Target Group under the IFRS as if they are subsidiaries of the Target Company. Under the Contractual Arrangements, the Target Company does not directly own any equity interest in the Consolidated Affiliated Entities.

The Consolidated Affiliated Entities are Zhaogang Netcom and its subsidiaries. As of the Latest Practicable Date, the principal activities of each of the Consolidated Affiliated Entities are as follows:

Consolidated Affiliated Entities		Principal activities

(1)	Zhaogang Netcom	Online steel commerce and warehousing
(2)	Tushu Information Services(2)	No material activities
(3)	Pan King Global(1)(2)	No material activities
(4)	Qimao Equity Investment(3)	Equity investment
(5)	Xinmao Equity Investment(3)	Equity investment
(6)	Pangmao Zhineng	Technology
(7)	Steel Searcher(3)	Equity investment
(8)	Shenzhen Tushu(2)	No material activities
(9)	Zhaogang (Shanghai) Metal Materials	Online steel commerce
(10)	Qingdao Zhaogang Netcom E-commerce	Online steel commerce
(11)	Shanghai Tengcai Technology	Technology
(12)	Shenzhen Xinwuyou	Technology
(13)	Pangmao Yuanzheng(2)	No material activities
(14)	Pangmao Logistics	Logistics
(15)	Pangmao Logistics Technology(4)	No material activities
(16)	Pangmao Metal Materials	Metal processing
(17)	Puhuida Digital Technology(2)	No material activities
(18)	Pangmao Lianxiang	Technology
(19)	Chongqing Zhaogang Netcom Technology	Online steel commerce
(20)	Jiangsu Zhaogang Netcom E-commerce	Online steel commerce
(21)	Zhejiang Zhaogang Netcom E-commerce	Online steel commerce
(22)	Henan Zhaogang Netcom Technology	Online steel commerce
(23)	Pangmao Logistics Gansu	Logistics
(24)	Guangdong Zhaogang Netcom	Online steel commerce
(25)	Shanghai Pangmao Zhiyuan(2)	No material activities

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Notes:

(1)	Pan King Global terminated its steel export services in June 2022.

(2)	These entities may conduct activities subject to foreign investment restrictions in accordance with the Target Company's business plans. To the extent that any of these entities conduct any material activities, they will only conduct activities subject to foreign investment restrictions, failing which the Target Company shall restructure them so that the Target Company will directly own them to the extent permitted by relevant laws.

(3)	These entities are investment holding entities of certain minority interests, and do not have any business operations of their own.

(4)	The Target Company plans to dissolve this entity in accordance with its business plans.

The Directors of the Target Company believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into among WFOE 1, the Consolidated Affiliated Entities and their Registered Shareholders on arm’s length basis; (ii) by entering into the Exclusive Business Cooperation Agreement with WFOE 1, which is a PRC subsidiary of the Target Company, the Consolidated Affiliated Entities will enjoy better economic and technical support from the Target Company, as well as a better market reputation after the Closing, and (iii) a number of other companies use similar arrangements to accomplish the same purpose.

PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS

Foreign Ownership Restrictions

Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures for Foreign Investment Access (Negative List) (《外商投資准入特別管理措施(負面清單)》) (the “Negative List”) and the Encouraged Industries Catalog for Foreign Investment (《鼓勵外商投資產業目錄》) (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divide industries into four categories in terms of foreign investment, namely, “encouraged”, “restricted”, “prohibited” and “permitted” (the last category of which includes all industries not listed under the “encouraged”, “restricted” and “prohibited” categories). Industries not listed under the Negative List and the Encouraging Catalog are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations. The currently effective Negative List is the Negative List (2024), which became effective on November 1, 2024. For further details of the limitations on foreign ownership in PRC companies conducting the value-added telecommunication services, and the applicable licensing and approval requirements under PRC laws and regulations, see “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to Value-added Telecommunication Services” for details.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

As advised by the PRC Legal Advisor to the Target Company, a summary of the business/operation of the Target Company that is subject to foreign investment restriction in accordance with the Negative List and other application PRC laws is set out below:

Categories	Business/operation

Value-added telecommunication services business

The principal business of Zhaogang Netcom, Pangmao Logistics and Pangmao Logistics Gansu involves the provision of internet information services through mobile apps and websites, which fall within the scope of “value-added telecommunication service” under the Telecommunications Regulations of the PRC (《中華人民共和國電信條例》) (the “Telecommunications Regulations”). According to the applicable PRC laws, foreign investors are not allowed to hold more than 50% equity interests in any enterprise conducting value-added telecommunication business (excluding e-commerce, domestic multiparty communication services, store-and-forward services and call center services).

In compliance with PRC laws, each of Zhaogang Netcom, Pangmao Logistics and Pangmao Logistics Gansu holds a value-added telecommunications business operating license for the provision of internet information services (the “ICP License”).

Qualification Requirements under the FITE Regulations

Foreign investment in a company providing value-added telecommunication services, including the provision of internet information services, is subject to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》) (the “FITE Regulations”), which were promulgated by the State Council on December 11, 2001, and subsequently amended on September 10, 2008, February 6, 2016 and March 29, 2022 by the Decision on Amending and Abolishing Some Administrative Regulations (《關於修改和廢止部分行政法規的決定》) issued by the State Council (the “Order No. 752”), respectively. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including internet information services, except as otherwise provided in laws and regulations. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC were required to possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas (the “Qualification Requirements”). Following the issue of Order No. 752, the Qualification Requirements previously set out in the FITE Regulations was removed with effect from May 1, 2022. Nevertheless, while foreign investors are able to invest in entities holding an ICP License (holding up to 50% equity interest and not more) due to Order No. 752, whether or not a foreign-invested entity may hold an ICP License is still subject to the approval by the relevant authority.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

On April 11, 2023, the respective PRC Legal Advisors to the Target Company and to the Joint Sponsors conducted an interview with the Industry and Planning Research Institute of China Academy of Information and Communications Technology (the “CAICT”), during which the officer of the Industry and Planning Research Institute of the CAICT confirmed that (i) the Industry and Planning Research Institute of the CAICT is primarily responsible for research in the telecommunications industry, which involves the work relating to the MIIT and the Information and Communication Administration Bureau of the MIIT on the formulation of the catalog, business determination, review of the market access and provision of regulatory support during and after the process of value-added telecommunication business licenses. The Industry and Planning Research Institute of the CAICT may also participate in the review work during the issuance of the license, support the investigation and research of the relevant competent department of the MIIT upon the occurrence of any illegal or adverse records after the issuance of the license and provide the basis for the investigation and support; (ii) although the Qualification Requirements have been removed by Order No. 752, the application for obtaining ICP License through a foreign investment company is still subject to the administration and review requirements regarding corporate shareholders, source of finance capital and other factors; there are uncertainties as to whether a foreign-invested entity can obtain an ICP License; (iii) Zhaogang Netcom, considering its business operations and the aforementioned factors, is also faced with practical difficulties and uncertainties as to whether it can obtain the ICP License if it becomes a foreign investment company; and (iv) entering into the Contractual Arrangements is not subject to approval or regulation of the competent authority in charge of telecommunications business. As advised by the PRC Legal Advisor to the Target Company, the CAICT is the competent authority to provide the above confirmations, because (i) the CAICT is an organization directly under the MIIT, and the CAICT provides regulatory support services to the MIIT including (a) the formulation of the Catalogue of Value-added Telecommunications Business License, (b) business definition, (c) participating into review of applications for the telecommunications business license, and (d) other business entrusted by the MIIT; and (ii) the Institute of Industry and Planning of the CAICT provides research support for the MIIT on industry policy and development planning, as well as consultation services relating to the interpretation of rules and regulations governing value-added telecommunications services, including, among other things, consultation on the review of applications for the value-added telecommunication business licenses and foreign investment policy of the value-added telecommunication business licenses. In addition, the PRC Legal Advisor to the Target Company is of the view that the officer of the CAICT who attended the interview was a competent person to provide the aforementioned confirmation.

As advised by the PRC Legal Advisor to the Target Company, considering the above basis and the business operations of Zhaogang Netcom, as of the Latest Practicable Date, (i) there are practical difficulties and uncertainties with respect to whether Zhaogang Netcom could satisfy the requirements to obtain an ICP License if it becomes a foreign investment company; and (ii) the removal of the Qualification Requirements by Order No. 752 would not invalidate the Target Group’s ICP licenses or require it to adjust the Contractual Arrangements under applicable PRC laws.

Based on the foregoing and relevant due diligence work conducted by the Joint Sponsors' PRC Legal Advisor, nothing has come to the attention of the Joint Sponsors' PRC Legal Advisor that would lead it to cast doubts on the view of the PRC Legal Advisor to the Target Company as stated above.

Taking into account the opinions and underlying legal analysis of the PRC Legal Advisor to the Target Company and the Joint Sponsors' PRC Legal Advisor and the interview results with CAICT, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubts on the views of the PRC Legal Advisor to the Target Company and the Joint Sponsors' PRC Legal Advisor as stated above.

In light of the above CAICT interview and opinion of the PRC Legal Advisor to the Target Company, the Target Company currently is practically unable to obtain ICP Licenses through any foreign investment company (even if such foreign investors hold less than 50% of equity interest in the enterprises).

The Successor Company will, as applicable and when necessary, communicate with the relevant authorities after the Closing to keep abreast of any regulatory developments, and will adjust the Contractual Arrangements to satisfy the “narrowly tailored” principle as set forth in Chapter 4.1 of the Listing Guide to the extent practicable, as soon as practicable after further guidance from authorities is published with respect to the specific requirements under the then PRC laws and regulations and the regulatory procedures that the Successor Company needs to follow to complete such adjustment.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Fully Integrated Businesses of the Target Company

The Target Company operates a third-party digital platform, Zhaogang Mall, in the steel transaction sector that can be accessed via its official websites and mobile apps. The Target Company’s core business model is centered around its digital platform, through which it offers the following services:

(1)	transaction services; and

(2)	transaction support services, including logistics services, warehousing and processing services and technology subscription services (collectively, the “Supporting Services”, and together with (1), the “Relevant Businesses”).

The transaction services, being the core business of the Target Company, requires an ICP license and is subject to foreign investment restrictions in the PRC. Zhaogang Netcom possesses an ICP License to carry out the Target Company’s transaction services through the digital platform. Therefore, as confirmed by the PRC Legal Advisor to the Target Company, the Consolidated Affiliated Entities (other than those with no material business activities as mentioned above) conduct value-added telecommunication services via the Target Company’s digital platform, which are considered “restricted” where foreign investors are restricted from holding more than 50% equity interests in companies providing such services and shall meet certain qualification requirements (the “Restricted Business”).

Although the Supporting Services do not require an ICP License or fall into any foreign-prohibited or foreign-restricted business category, the Supporting Services are fully integrated with the transaction services and cannot be separated from the digital platform. The Target Company is of the view that the Contractual Arrangements are narrowly tailored for the reasons below:

(1)	The Target Company’s core business model is centered around its digital platform, Zhaogang Mall. Since its inception, the Target Company’s digital platform has provided the foundation for substantially all of its businesses. The transaction services offered through the digital platform generate the online traffic and users for almost all of the other business services. As the Target Company accumulated a substantial steel buyer and seller base, the Target Company expanded its business by providing transaction services under the ICP License;

(2)	The Supporting Services are fully integrated with the digital platform and rely on steel buyer and data accumulated from the digital platform. The Supporting Services are considered as supplementary to the steel transactions on the digital platform and having certain services provided by different companies across different platforms, rather than offering any of the services by simply ticking the appropriate boxes at checkout, which would also impair the convenience and efficiency of the digital platform for the steel buyers and undermine the “one-stop” shop experience that lies at the core feature of the digital platform;

(3)	From a technological support perspective, there is only one unified technical support service. The integration of technical support extends to the entire steel transaction ecosystem, including but not limited to the transaction services and the Supporting Services. The Target Company’s proprietary technology and cloud-based infrastructure supports each segment of the Target Company’s business. Therefore, it is technologically impossible to separate the transaction services and the Supporting Services into two different entities without fundamentally changing the Target Company’s digital platform;

(4)	From a documentation perspective, the agreements and “fa piao” documenting the provision of services from the transaction services and/or certain services provided to the steel buyers and sellers are premised on the one unified platform; and

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

(5)	Separating the Supporting Services would fundamentally undermine the Target Company's transaction services. The Target Group benefits from its digital infrastructure that redefined the transaction process and service standards. The Target Group's logistics fulfillment network, and technological management tools have enabled its digital transaction platform to cover pre-sales, in-sales and post-sales transaction processes to achieve standardized management of buyers, sellers and all aspects of transactions, which significantly improve the transaction efficiency and effectively reducing the manpower involved. The Supporting Services, comprising of logistics services, warehousing and processing services and technology subscription services, are integral parts of the Target Group's digital infrastructure and are practically inseparable from the digital platform.

After considering that: (i) the Contractual Arrangements enable the Target Company to provide value-added telecommunication services, which are subject to foreign investment restrictions in the PRC; (ii) the interview results with the CAICT on April 11, 2023 as disclosed above; (iii) the views from the PRC Legal Adviser to the Target Company and the Joint Sponsors' PRC Legal Advisor that the CAICT is the competent authority to provide the confirmations as disclosed above; and (iv) the reasons for control of the Consolidated Affiliated Entities through the Contractual Arrangements as disclosed in this “Contractual Arrangements of the Target Group” section, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubts on the views of the Target Company that the Contractual Arrangements are narrowly tailored.

Minority Interests

Furthermore, in order to create more potential cooperation opportunities and obtain potential investment gain in the future, the Consolidated Affiliated Entities make minority investments in companies which they consider having increasing market value and expanding prospects of business diversity. These investments are primarily made through (i) Zhaogang Netcom, and (ii) Qimao Equity Investment, Xinmao Equity Investment and Steel Searcher, all of which are subsidiaries of Zhaogang Netcom. The investments are passive, non-controlling interests that are classified as (i) financial assets at fair value through profit or loss or (ii) interests in associates and joint ventures, and are neither consolidated in financial statements of the Target Group nor form part of the Target Group. The Directors of the Target Company consider that the minority investments are not material to the Target Group. Given their immateriality and the fact that the Target Company does not consolidate or control these investee companies, the Directors of the Target Company consider that the Contractual Arrangements are narrowly tailored notwithstanding the minority investments.

These investments are primarily classified as either (i) financial assets at FVTPL, or (ii) interests in associates and joint ventures, and are not consolidated into the Target Group’s financial statements. Investment results are recognized in the period in which they arise and are presented as “Fair value changes of financial assets at FVTPL” and “Share of results of associates and joint ventures” in the consolidated statements of profit or loss and other comprehensive income.

By way of illustration that none of the investments held under the Contractual Arrangements are material to the Target Company, the long-term investments measured as financial assets at FVTPL and interests in associates and joint ventures held under the Contractual Arrangements accounted for approximately 0.9%, 0.7%, 0.8% and 0.8% of the total assets of the Target Group as of December 31, 2021, 2022 and 2023, and September 30, 2024, respectively. The long-term investments measured as financial assets at FVTPL and interests in associates and joint ventures attributed by the top 5 investments held under the Contractual Arrangements in aggregate account for approximately 0.6%, 0.4%, 0.4% and 0.4% of the total assets of the Target Group as of December 31, 2021, 2022 and 2023, and September 30, 2024, respectively.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

The fair value losses and share of losses under the Contractual Arrangements account for approximately 41.4% and 2.3% of the net losses of the Target Group for the years ended December 31, 2021 and 2022, respectively. These losses for the year ended December 31, 2021 were mainly relating to the fair value loss on the investment in 51zhaoyou.com, one of the investees of the Target Company. The fair value gains on investments measured at fair value through profit or loss under the Contractual Arrangements and share of losses of results of associates and joint ventures under the Contractual Arrangements account for approximately -0.4% and 3.6% of the net losses of the Target Group for the year ended December 31, 2023 and the nine months ended September 30, 2024.

To the extent that the Target Company acquires control over an investee company in the future, and depending on whether the businesses of the investee company are subject to foreign ownership restrictions and investment amount by the Target Company in the investee company, the Target Company will restructure the ownership of the investee company to a direct or indirect subsidiary of the Target Company to ensure that the Contractual Arrangements are narrowly tailored. As of the Latest Practicable Date, the Target Company did not have any future plan of increasing existing or new investments in minority interests through the Consolidated Affiliated Entities.

Therefore, the Target Company is of the view that the Contractual Arrangements are narrowly tailored, as they are used to enable the Target Group to conduct businesses in industries that are subject to foreign investment restrictions in the PRC. The Successor Company will unwind and terminate the Contractual Arrangements to the extent permissible once the relevant businesses are no longer prohibited or restricted from foreign investment under relevant PRC laws and regulations.

CONTRACTUAL ARRANGEMENTS

The following simplified diagram illustrates the flow of economic benefits from the Consolidated Affiliated Entities to the Target Group stipulated under the Contractual Arrangements:

Notes:

(1)	Registered Shareholders refer to the registered shareholders of Zhaogang Netcom, namely, Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Shenzhen Cangjin Investment Partnership (Limited Partnership) (深圳市滄金投資合夥企業(有限合夥)), Shanghai Mstone Asset Management Office (上海麥斯通資產管理事務所), Shanghai Weiyi Investment Management Centre (Limited Partnership) (上海未易投資管理中心(有限合夥)), Hangzhou Sanren Yanxing Investment Partnership (Limited Partnership) (杭州三仁焱興投資合夥企業(有限合夥)), Shanghai Yunqi Wangchuang Venture Capital Investment Centre (Limited Partnership) (上海雲奇網創創業投資中心(有限合夥)), Hangzhou Yunjia Venture Capital Investment Partnership (Limited Partnership) (杭州雲嘉創業投資合夥企業(有限合夥)), Shenzhen Xianfeng Chengzhang Investment L.P. (深圳險峰成長投資合夥企業(有限合夥)), Jiaxing Fenglin Yuyong Investment Partnership (Limited Partnership) (嘉興豐廩豫永投資合夥企業(有限合夥)), Beijing Shishang Xiliu Catering Management Co., Ltd. (北京石上溪流餐飲管理有限公司), Beijing Jianshi Hongyuan Investment Management Centre (Limited Partnership) (北京堅石宏遠投資管理中心(有限合夥)), Beijing Jianshi Tianhui Management Consulting Centre (Limited Partnership) (北京堅石天匯管理諮詢中心(有限合夥)), Zhuhai Fuhai Huachuang Information Technology Venture Capital Investment Fund (Limited Partnership) (珠海富海鏵創信息技術創業投資基金(有限合夥)), Xinyu Zhongfu Investment Management Centre (Limited Partnership) (新余眾富投資管理中心(有限合夥)), Shenzhen Huasheng Linghui Equity Investment Fund Partnership (Limited Partnership) (深圳華晟領輝股權投資合夥企業(有限合夥)), Shenzhen Cangxin Investment Partnership (Limited Partnership) (深圳市滄鑫投資合夥企業(有限合夥)) and Wuxi Baiaoji Equity Investment Partnership (Limited Partnership) (無錫佰奧基股權投資合夥企業(有限合夥)). Among the Registered Shareholders, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang collectively hold 40.2% of the equity interests in Zhaogang Netcom. Save as disclosed above, none of the Registered Shareholders hold more than 30% of the equity interests in Zhaogang Netcom. None of the corporate Registered Shareholders are controlled by Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

(2)	“–>” denotes direct legal and beneficial ownership in the equity interest.

(3)	“--->” denotes contractual relationship.

(4)	“---” denotes the control by WFOE 1 over the Registered Shareholders and Zhaogang Netcom through (1) powers of attorney to exercise all shareholders’ rights in Zhaogang Netcom, (2) exclusive options to acquire all or part of the equity interests in Zhaogang Netcom, and (3) equity pledges over the equity interests in Zhaogang Netcom.

(5)	The Consolidated Affiliated Entities are Zhaogang Netcom and its subsidiaries. For further details of the subsidiaries of Zhaogang Netcom, see the section headed “History, Reorganization and Corporate Structure of the Target Group – Corporate Shareholding Structure.”

The Successor Company will unwind and terminate the Contractual Arrangements wholly or partially once its businesses are no longer prohibited or restricted from foreign investment under the PRC laws.

SUMMARY OF THE MATERIAL TERMS OF THE CONTRACTUAL ARRANGEMENTS

A description of each of the specific agreements that comprise the Contractual Arrangements entered into by each of WFOE 1 and Zhaogang Netcom is set out below.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement dated May 18, 2018 between Zhaogang Netcom and WFOE 1 (the “Exclusive Business Cooperation Agreement”), Zhaogang Netcom engaged WFOE 1 as its exclusive provider of technical support, consultation and other services, including the following services:

(1)	the use of any relevant software legally owned by WFOE 1;

(2)	development, maintenance and update of software in respect of Zhaogang Netcom’s business;

(3)	design, installation, daily management, maintenance and update of network systems, hardware and database design;

(4)	providing technical support and staff training services for relevant employees of Zhaogang Netcom;

(5)	providing assistance in consultation, collection and research of technology and market information (excluding market research business that wholly foreign owned enterprises are prohibited from conducting under PRC laws);

(6)	providing business management consultation;

(7)	providing strategic development consultation;

(8)	providing finance consultation and management services;

(9)	provide business operation related information consultation;

(10)	providing marketing and promotional services;

(11)	providing customer order management and customer services;

(12)	transfer, leasing and disposal of equipment or properties; and

(13)	other relevant services requested by Zhaogang Netcom from time to time to the extent permitted under PRC laws.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Pursuant to the Exclusive Business Cooperation Agreement, the service fees shall be 100% of the total consolidated profit of Zhaogang Netcom before tax, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial years, operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, WFOE 1 may adjust the scope and amount of services fees according to the PRC tax law and tax practices, and Zhaogang Netcom will accept such adjustments. WFOE 1 shall calculate the service fee on a monthly basis and issue a corresponding invoice to Zhaogang Netcom. Notwithstanding the payment arrangements in the Exclusive Business Cooperation Agreement, WFOE 1 may adjust the payment time and payment method, and Zhaogang Netcom will accept any such adjustment.

In addition, absent the prior written consent of WFOE 1, during the term of the Exclusive Business Cooperation Agreement, with respect to the services and other matters subject to the Exclusive Business Cooperation Agreement, Zhaogang Netcom shall not directly or indirectly enter into any same or similar exclusive business cooperation agreement with any third party, accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreement with any third party. WFOE 1 may appoint other parties, who may enter into certain agreements with Zhaogang Netcom, to provide Zhaogang Netcom with the services under the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement also provides that WFOE 1 has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by Zhaogang Netcom during the performance of the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement became effective upon its execution and shall remain effective unless terminated (a) upon mutual agreement between WFOE 1 and Zhaogang Netcom; or (b) in writing by WFOE 1.

Exclusive Option Agreement

Zhaogang Netcom, WFOE 1 and the Registered Shareholders at that time entered into an option agreement on May 18, 2018, which was subsequently amended and restated on August 31, 2021 and on September 29, 2022 (the “Exclusive Option Agreement”). Pursuant to the Exclusive Option Agreement, the Registered Shareholders granted WFOE 1 an irrevocable and exclusive right to require the Registered Shareholders to transfer any or all their equity interests in Zhaogang Netcom to WFOE 1 and/or a third party designated by it, in whole or in part at any time and from time to time, at the lowest purchase price that permitted by the PRC laws or at the price that the registered capital of Zhaogang Netcom multiplied by the proportion of equity interests to be purchased in the total equity interests of Zhaogang Netcom, provided that such transfer shall comply with the applicable PRC laws and regulations. Zhaogang Netcom and the Registered Shareholders, among other things, have covenanted that:

(1)	without the prior written consent of WFOE 1, Zhaogang Netcom shall not assist or permit Registered Shareholders to sell, transfer, pledge or in any other manner dispose or impose encumbrance on the equity interest held in Zhaogang Netcom, except for any encumbrance as set under the Exclusive Option Agreement, the Equity Pledge Agreement and the Powers of Attorney;

(2)	without the prior written consent of WFOE 1, they shall not in any manner supplement, change or amend the constitutional documents of Zhaogang Netcom, increase or decrease their registered capital, or change the structure of their registered capital in other manner;

(3)	they shall maintain Zhaogang Netcom’s corporate existence in accordance with good financial and business standards and practices, obtain and maintain all necessary government licenses and permits and prudently and effectively operate their business and handle their affairs;

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

(4)	without the prior written consent of WFOE 1, they shall not, and shall procure the subsidiaries of Zhaogang Netcom not, at any time following the signing of the Exclusive Option Agreement sell, transfer, pledge or dispose of in any manner any material assets of Zhaogang Netcom or legal or beneficial interest in the business or revenues of Zhaogang Netcom of more than RMB1,000,000, or allow the encumbrance thereon of any security interest;

(5)	without the prior written consent of WFOE 1, Zhaogang Netcom shall not incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan;

(6)	Zhaogang Netcom shall always operate all of their businesses during the ordinary course of business to maintain their asset value and refrain from any action/omission that may adversely affect Zhaogang Netcom’s operating status and asset value;

(7)	without the prior written consent of WFOE 1, they shall not cause Zhaogang Netcom to execute any material contract with a value above RMB1,000,000 or any contract that contravenes with existing material contracts, except the contracts executed in the ordinary course of business;

(8)	without the prior written consent of WFOE 1, they shall not cause Zhaogang Netcom to provide any person with any loan or credit or provide any guarantee to any third party;

(9)	they shall provide WFOE 1 with information on Zhaogang Netcom’s business operations and financial condition at the request of WFOE 1;

(10)	if requested by WFOE 1, they shall procure and maintain insurance in respect of Zhaogang Netcom’s assets and business from an insurance carrier acceptable to WFOE 1, at an amount and type of coverage typical of companies that operate similar businesses;

(11)	without the prior written consent of WFOE 1, they shall not cause or permit Zhaogang Netcom to split, merge, consolidate with, acquire or invest in any person;

(12)	they shall immediately notify WFOE 1 of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Zhaogang Netcom’s assets, business or revenue;

(13)	to maintain the ownership by Zhaogang Netcom of all of its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(14)	without the prior written consent of WFOE 1, Zhaogang Netcom shall not in any manner distribute dividends to its shareholders, provided that upon the written request of WFOE 1, Zhaogang Netcom shall immediately distribute all distributable profits to its shareholders;

(15)	at the request of WFOE 1, they shall appoint any persons designated by WFOE 1 as the directors and/or senior management of Zhaogang Netcom or remove any existing directors and/or senior management of Zhaogang Netcom;

(16)	without the written consent of WFOE 1, the Registered Shareholders shall not engage in any business in competition with WFOE 1 or its affiliates;

(17)	unless otherwise mandatorily required by PRC laws, Zhaogang Netcom shall not be dissolved or liquidated without prior written consent by WFOE 1;

(18)	once foreign investors are allowed by the PRC laws to invest in the principal business of Zhaogang Netcom and relevant competent authority accepts application for transfer of such business, the Registered Shareholders shall immediately transfer the shares of Zhaogang Netcom to WFOE 1 or its appointee(s) when WFOE 1 exercises its option rights, and Zhaogang Netcom shall cooperate to deal with the procedures of share transfer;

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

(19)	in the event that WFOE 1 is impeded to exercise purchase rights due to the failure of the Registered Shareholders and/or Zhaogang Netcom to fulfill their tax obligations under applicable laws, WFOE 1 shall be entitled to demand them to fulfill such tax obligations; and

(20)	the Registered Shareholders and Zhaogang Netcom shall procure subsidiaries of Zhaogang Netcom to comply with all undertakings applicable to the Registered Shareholders under this clause in the same circumstances, as if such subsidiaries will be treated as Zhaogang Netcom under the corresponding clause.

In addition, the Registered Shareholders, among other things, have covenanted that:

(1)	without the written consent of WFOE 1, they shall not sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in Zhaogang Netcom, or allow the encumbrance thereon of any security interest, except for the Exclusive Option Agreement, the Equity Pledge Agreement and the interests prescribed in the Powers of Attorney, and procure the shareholders’ meeting and the board of directors (or executive directors) of Zhaogang Netcom not to approve such matters;

(2)	without the written consent of WFOE 1, for any division, merger or consolidation to be conducted with anyone, or acquisition or investment of anyone by Zhaogang Netcom, to cause the shareholders’ meeting and/or the board of directors (or executive directors) of Zhaogang Netcom to vote on the approval of the transfer of equity interests and any other action requested by WFOE 1;

(3)	any Registered Shareholders who have not transferred its Shares shall waive any pre-emptive right that he/she is entitled to (if any), and give consent to the execution, by other shareholders of Zhaogang Netcom with WFOE 1 and Zhaogang Netcom, of any exclusive option agreements, equity interest pledge agreements and powers of attorney similar to the Exclusive Option Agreement, the Equity Pledge Agreement and the Powers of Attorney, and undertake not to take any actions that would be in conflict with such documents executed by the other shareholders of Zhaogang Netcom (if any); and

(4)	each of the Registered Shareholders will transfer to WFOE 1 or its appointee(s) by way of gift any profit, dividend, bonus and liquidation income in accordance with the PRC laws.

The Registered Shareholders shall, subject to the relevant laws and regulations, return to WFOE 1 or any person designated by WFOE 1, any consideration they receive in the event that WFOE 1 exercise the options under the Exclusive Option Agreement to acquire the equity interests in Zhaogang Netcom.

The Exclusive Option Agreement became effective upon its execution and shall remain effective unless terminated in the event that the entire equity interests held by the Registered Shareholders in Zhaogang Netcom have been transferred to WFOE 1 or its appointee(s). WFOE 1 may terminate the Exclusive Option Agreement upon written notice according to its own discretionary.

Equity Pledge Agreement

Zhaogang Netcom, WFOE 1 and the Registered Shareholders at that time entered into an equity pledge agreement on May 18, 2018, which was subsequently amended and restated on August 31, 2021 and on September 29, 2022 (the “Equity Pledge Agreement”). Pursuant to the Equity Pledge Agreement, the Registered Shareholders pledged all their respective equity interests in Zhaogang Netcom, including any interest or dividend paid for the shares, to WFOE 1 as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

The pledge in respect of Zhaogang Netcom takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after (i) all the contractual obligations of the Registered Shareholders and Zhaogang Netcom under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and Zhaogang Netcom under the relevant Contractual Arrangements have been fully paid, or (ii) WFOE 1 and/or its appointee(s) decide to purchase all equity interests of Zhaogang Netcom to the extent acceptable by the PRC laws pursuant to the Exclusive Option Agreement, the equity interests of Zhaogang Netcom has been transferred to WFOE 1 and/or its appointee(s) pursuant to laws, and WFOE 1 and/or its appointee(s) could lawfully engage in the business of Zhaogang Netcom. The Equity Pledge Agreement became effective upon its execution and shall remain valid until all the contractual obligations therein have been fully performed and all the outstanding debts thereunder have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreement), WFOE 1 shall have the right to dispose the pledge after sending the notice of default to the Registered Shareholders. WFOE 1 shall also have the right to exercise all such rights as a secured party under any applicable PRC laws and the Equity Pledge Agreement, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The registration of the Equity Pledge Agreement as required by the relevant laws and regulations have been completed in accordance with the terms of the Equity Pledge Agreement and PRC laws and regulations.

Powers of Attorney

The Registered Shareholders executed powers of attorney on May 18, 2018, August 31, 2021 and September 29, 2022 (collectively, the “Powers of Attorney”), respectively. Under the Powers of Attorney, the Registered Shareholders irrevocably appointed WFOE 1 and its designated persons (including the Directors of the Target Company and their only and exclusive successors and liquidators replacing the Directors of the Target Company) as their attorneys-in-fact to exercise on their behalf:

(1)	to convene and attend shareholders’ meetings of Zhaogang Netcom;

(2)	to file documents with the relevant company registry;

(3)	to exercise all shareholder’s rights and shareholder’s voting rights in accordance with law and the constitutional documents of Zhaogang Netcom, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in Zhaogang Netcom;

(4)	to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(5)	to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of Zhaogang Netcom.

Any non-independent persons or those who may give rise to conflict of interest will not be appointed as a designated person of WFOE 1.

Each of the Registered Shareholders has undertaken that it will not directly or indirectly participate in, engage in, involve in, or own any business which potentially compete with WFOE 1, Zhaogang Netcom’s affiliates or its main business.

Further, the Powers of Attorney shall remain effective for so long as each shareholder holds equity interest in Zhaogang Netcom.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Confirmations from the Relevant Individual Shareholders

Each of the Relevant Individual Shareholders, namely, Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang, has confirmed to the effect that (i) his spouse does not have the right to claim any interests in the equity interest of Zhaogang Netcom (together with any other interests therein) or exert influence on the day-to-day management by Zhaogang Netcom; (ii) in the event of his death, incapacity, divorce or any other event which causes his/her inability to exercise his rights as a shareholder of Zhaogang Netcom, he will take necessary actions to safeguard his/her interests in Zhaogang Netcom (together with any other interests therein) and his successors (including his/her spouse) will not take any actions to claim any interests in Zhaogang Netcom (together with any other interests therein) such that its interests in Zhaogang Netcom shall not be affected.

Spouse Undertakings

The spouse of each of the Relevant Individual Shareholders, where applicable, has signed an undertaking (the “Spouse Undertakings”) to the effect that (i) the respective Relevant Individual Shareholder is entitled to dispose the interests in Zhaogang Netcom (together with any other interests therein) and (ii) she will not have any claim on such interests.

The PRC Legal Advisor to the Target Company is of the view that (i) the above arrangements provide protection to WFOE 1 (as an indirect wholly-owned subsidiary of the Target Group) even in the event of death or divorce of any Relevant Individual Shareholders or bankruptcy of any corporate Registered Shareholders; and (ii) the death, bankruptcy or divorce (where applicable) of such shareholder would not affect the validity of the Contractual Arrangements, and pursuant to the Contractual Arrangements, relevant provisions thereunder (as applicable) are also binding on the successors or permitted transferees of the Registered Shareholders.

Based on the above, the board of directors of the Target Company is of the view that the Contractual Arrangements provide sufficient protection to the Target Group in the event of death, bankruptcy or divorce of the Registered Shareholders.

Dispute Resolution

Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the Shanghai Arbitration Commission (“SAC”) for arbitration, in accordance with the then effective arbitration rules. The arbitration shall be confidential and the language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that the arbitral tribunal may award remedies over the shares or assets of Zhaogang Netcom or injunctive relief (e.g. limiting the conduct of business, limiting or restricting transfer or sale of shares or assets) or order the winding up of Zhaogang Netcom; any party may apply to the courts of Hong Kong, Shanghai (being the place of incorporation of Zhaogang Netcom), the Cayman Islands (being the place of incorporation of the Target Company) and the places where the principal assets of Zhaogang Netcom are located, for interim remedies or injunctive relief.

However, the PRC Legal Advisor to the Target Company has advised that, (i) a tribunal normally would not grant such kind of injunctive relief or winding up order of the domestic entities under PRC laws; (ii) interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable; and (iii) even if the abovementioned provisions may not be enforceable under applicable laws, the remaining provisions of the dispute resolution clauses are legal, valid and binding on the parties to the agreement under the Contractual Arrangements.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

As a result of the above, in the event that Zhaogang Netcom or the Registered Shareholders breach any of the Contractual Arrangements, the Target Company may not be able to obtain sufficient remedies in a timely manner, and its ability to exert effective control over the Consolidated Affiliated Entities and conduct its business could be materially and adversely affected. See the section headed “Risk Factors – Risks Relating to the Target Group's Contractual Arrangements” in this circular for further details.

Conflict of Interests

Each of the Registered Shareholders has given their irrevocable undertakings in the Powers of Attorney which address potential conflicts of interests that may arise in connection with the Contractual Arrangements. For further details, see the sub-paragraph headed “– Powers of Attorney” above.

Loss Sharing

Under the relevant PRC laws and regulations, none of the Target Company and WFOE 1 is legally required to share the losses of, or provide financial support to, the Consolidated Affiliated Entities. Further, the Consolidated Affiliated Entities are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. WFOE 1 intends to continuously provide to or assist the Consolidated Affiliated Entities in obtaining financial support when deemed necessary to the extent permitted by the laws. In addition, given that the Target Group conducts a substantial portion of its business operations in the PRC through the Consolidated Affiliated Entities, which hold the requisite PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into the Target Group’s financial statements under the applicable accounting principles, the Target Company’s business, financial position and results of operations would be adversely affected if the Consolidated Affiliated Entities suffer losses.

However, as provided in the Exclusive Option Agreement, without the prior written consent of WFOE 1, Zhaogang Netcom shall not, among others, (i) sell, transfer, pledge or dispose of in any manner any of its material assets of more than RMB1,000,000; (ii) execute any material contract with a value above RMB1,000,000, except those entered into in the ordinary course of business; (iii) provide any loan, credit or guarantees in any form to any third party, or allow any third party create any other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business; (v) enter into any consolidation or merger with any third party, or being acquired by or invest in any third party; and (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on WFOE 1 and the Target Company in the event of any loss suffered from Zhaogang Netcom can be limited to a certain extent.

Liquidation

Pursuant to the Exclusive Option Agreement, in the event of a mandatory liquidation required by the PRC laws, the shareholders of the Consolidated Affiliated Entities shall give the proceeds they received from liquidation, after deduction of their actual contributions as a gift to WFOE 1 or its designee(s) to the extent permitted by the PRC laws.

Insurance

The Target Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Confirmation

As of the Latest Practicable Date, the Target Company had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through the Consolidated Affiliated Entities under the Contractual Arrangements.

LEGALITY OF THE CONTRACTUAL ARRANGEMENTS

Based on the above, the PRC Legal Advisor to the Target Company is of the opinion that the Contractual Arrangements minimize the potential conflict with relevant PRC laws and regulations and that:

(a)	each of the WFOE 1 and Zhaogang Netcom is an independent legal entity which is duly established, and their respective establishment is valid, effective and complies with the relevant PRC laws;

(b)	each of the agreements under the Contractual Arrangements is legal, valid and binding on the parties thereto and none of them would be deemed as void under the PRC Civil Code (《中華人民共和國民法典》);

(c)	none of the agreements under the Contractual Arrangements violates any provisions of the articles of association of Zhaogang Netcom, WFOE 1 or the Consolidated Affiliated Entities;

(d)	the Contractual Arrangements are not subject to any approvals or authorisations from the PRC governmental authorities, except that:

(i)	the exercise of the option by WFOE 1 of its rights under the Exclusive Option Agreement to acquire all or part of the equity interests in Zhaogang Netcom are subject to the approvals of and/or registrations with the PRC regulatory authorities;

(ii)	any share pledge contemplated under the Equity Pledge Agreement is subject to the registration with local administration bureau for market regulation;

(iii)	the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognised by PRC courts before compulsory enforcement;

(e)	the Contractual Arrangements does not constitute a breach of the relevant laws and regulations except for the following provisions regarding dispute resolution, enforcement of interim remedies or enforcement order, and the liquidating committee:

(i)	the Contractual Arrangements provide that any dispute shall be submitted to the SAC for arbitration, in accordance with the then effective arbitration rules. The arbitration shall be conducted in Shanghai. They also provide that the arbitrator may award interim remedies over the shares or assets of Zhaogang Netcom or injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) or order the winding up of the Consolidated Affiliated Entities; and the courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Target Company) and the PRC (being the place of incorporation of Zhaogang Netcom) also have jurisdiction for the grant and/or enforcement of the arbitral award and the interim remedies against the shares or properties of Zhaogang Netcom. However, the interim remedies or enforcement order granted by overseas courts such as those of Hong Kong and the Cayman Islands may not be recognisable or enforceable; and

(ii)	the Contractual Arrangements provide that the shareholders of Zhaogang Netcom undertake to appoint a committee designated by WFOE 1 as the liquidation committee upon the winding up of Zhaogang Netcom to manage their assets. However, in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation, these provisions may not be enforceable under applicable laws.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Based on the above analysis and advice from the PRC Legal Advisor to the Target Company, the Directors of the Target Company are of the view that (i) the adoption of the Contractual Arrangements is not likely to be deemed ineffective or invalid under the applicable PRC laws and regulations; and (ii) each of the agreements under the Contractual Arrangements conferring significant control and economic benefits from Zhaogang Netcom to the Target Company is enforceable under the relevant laws and regulations. Given that the Contractual Arrangements will constitute non-exempt continuing connected transactions of the Successor Company, a waiver has been sought from, and has been granted by, the Stock Exchange, details of which are disclosed in the section headed “Connected Transactions”.

ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS

Pursuant to the Exclusive Business Cooperation Agreement, the service fees shall be 100% of the total consolidated profit of Zhaogang Netcom before tax, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial years, operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, WFOE 1 may adjust the scope and amount of services fees according to the PRC tax law and tax practices, and Zhaogang Netcom will accept such adjustments. WFOE 1 shall calculate the service fee on a monthly basis and issue a corresponding invoice to Zhaogang Netcom. Notwithstanding the payment arrangements in the Exclusive Business Cooperation Agreement, WFOE 1 may adjust the payment time and payment method, and Zhaogang Netcom will accept any such adjustment. Accordingly, WFOE 1 has the ability, at its sole discretion, to extract all of the economic benefit of Zhaogang Netcom through the Exclusive Business Cooperation Agreement.

In addition, under the Exclusive Business Cooperation Agreement and the Exclusive Option Agreement, WFOE 1 has absolute contractual control over the distribution of dividends or any other amounts to the equity holders of the Consolidated Affiliated Entities as WFOE 1’s prior written consent is required before any distribution can be made. In the event that the Registered Shareholders receive any profit distribution or dividend from the Consolidated Affiliated Entities, the Registered Shareholders must immediately pay or transfer such amount (subject to the relevant tax payment being made under the relevant laws and regulations) to the Target Company.

As a result of these Contractual Arrangements, the Target Company has obtained control of the Consolidated Affiliated Entities through WFOE 1 and, at the Target Company’s sole discretion, can receive all of the economic interest returns generated by the Consolidated Affiliated Entities. Accordingly, the Consolidated Affiliated Entities’ results of operations, assets and liabilities, and cash flows are consolidated into the Target Company’s financial statements.

In this regard, the Directors of the Target Company consider that the Target Company can consolidate the financial results of the Consolidated Affiliated Entities into the Target Group’s financial information as if they were the Target Company’s subsidiaries. The basis of consolidating the results of the Consolidated Affiliated Entities is disclosed in Note 1.2 to the Accountants’ Report set out in Appendix I to this circular.

DEVELOPMENT IN THE PRC LEGISLATION ON FOREIGN INVESTMENT

The Foreign Investment Law

The PRC Foreign Investment Law (the “Foreign Investment Law”) was adopted by the National People’s Congress of the PRC on March 15, 2019 and came into force from January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Wholly Foreign-Owned Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Regulations on Implementing the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

CONTRACTUAL ARRANGEMENTS OF THE TARGET GROUP

Implications and Impact of Foreign Investment Law on the Contractual Arrangements

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Target Group. The Target Company uses the Contractual Arrangements to establish control of the Consolidated Affiliated Entities, through which the Target Company operates its business in the PRC.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods”. The Regulations on Implementing the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. As such, the Target Company was advised by the PRC Legal Advisor to the Target Company that the relevant agreements under the Contractual Arrangements do not contravene the Foreign Investment Law in any material aspect. However, the Target Company was further advised by the PRC Legal Advisor to the Target Company that new laws, regulations and guidance requirements may be promulgated in the future. Accordingly, there can be no assurance that the PRC governmental authorities will not in the future take the view that is contrary to the above opinions of the PRC Legal Advisor to the Target Company. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, under which circumstances we could not assure you that the Contractual Arrangements will not be deemed to be in violation of the foreign investment access requirements and we could not predict how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of the Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk factors – Risks Relating to the Target Group's Contractual Arrangements.”

COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS

The Successor Company will adopt the following measures to ensure the effective operation of the Target Group with the implementation of the Contractual Arrangements and the compliance with the Contractual Arrangements:

(i)	major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to the Successor Board, if necessary, for review and discussion on an occurrence basis;

(ii)	the Successor Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)	the Successor Company will disclose the overall performance and compliance with the Contractual Arrangements in its annual reports; and

(iv)	the Successor Company will engage external legal advisors or other professional advisors, if necessary, to assist the Successor Board to review the implementation of the Contractual Arrangements, review the legal compliance of WFOE 1 and the Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

BUSINESS OF THE TARGET GROUP

Unless the context otherwise requires, all references in this section to “Zhaogang,” “we,” “us” or “our” refer to ZG Group, its subsidiaries, and its Consolidated Affiliated Entities.

WHO WE ARE

We are China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. We were the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto our digital platform, according to CIC. We started our business from steel, a fundamental industrial raw material, and established a highly flexible digital infrastructure that redefined transaction and service standards. Through over a decade of evolution, we have become a trusted brand in the industry. Leveraging our extensive industrial insights and advanced digital infrastructure, we are diversifying into the market of non-steel industrial raw materials, including electronic components, electrical and electric, hardware and electromechanical products, and non-ferrous metals.

Leveraging our disruptive business model in China and technological capabilities, we have grown significantly since inception and reinforced our market leading position in recent years. In 2023, we recorded 47.3 million tons of third-party steel transaction volume on our digital platform, taking up approximately 40% of China’s total online third-party steel transaction volume, according to CIC. Our total transaction volume increased at a CAGR of 17.3% from 35.6 million tons in 2021 to 49.0 million tons in 2023. Meanwhile, our GMV increased from RMB187.2 billion in 2021 to RMB195.5 billion in 2023 and increased from RMB137.0 billion in the nine months ended September 30, 2023 to RMB152.9 billion in the nine months ended September 30, 2024. As of September 30, 2024, our digital platform connected over 14,800 registered sellers and over 181,100 registered buyers. Both sellers and buyers on our digital platform are primarily SMEs. During the Track Record Period, a majority of our buyers were channel and end buyers who engage in construction or industrial projects. During the Track Record Period, approximately 41.3% of our total GMV was generated by our top 500 buyers in terms of GMV contribution. Our buyer base is not only broad, but also highly engaged. 85.8% of our top 500 buyers in terms of GMV contribution in 2021 still transacted with us in the nine months ended September 30, 2024. From 2021 to 2023, the average one-year net dollar retention rate for SME buyers, in terms of GMV, reached 131.1%. Our disruptive business model and technological capabilities also serve as a foundation for the further growth and expansion of our overseas transaction business. We are in the early stage of ramping up our overseas transaction business while have achieved significant revenue and transaction volume growth. In the nine months ended September 30, 2024, our total transaction volume for overseas transaction business reached 79.8 thousand tons, representing a 205.8% increase compared to the nine months ended September 30, 2023.

We have built up a fulfillment network with a national coverage, supported by over 1,700 cooperated carriers and over 173,900 trucks, as of September 30, 2024. In the nine months ended September 30, 2024, 4.0 million tons of steel products transacted on our digital platform were supported by our logistics services, representing 10.0% of the total transaction volume on our digital platform in the same period. According to CIC, we were China’s largest third-party terminal logistics service provider for steel transactions, as measured by steel logistics volume in 2023. In June 2020, we launched the first SaaS product in the steel transactions industry, FatCat Cloud, an ERP system seamlessly integrated with our digital platform, aiming to offer more value-added services to serve better the needs of key participants within the steel transaction value chain. Over the years, we launched a series of other SaaS products, including FatCat Shopkeeper and TCRM Platform. Such products, together with FatCat Cloud, have contributed to the transaction efficiency enhancement in the industry, and further reinforced our market leadership. According to CIC, we ranked the first among China's digital platform for third-party steel transactions in terms of the number of SaaS subscribers by the end of 2023. Our overseas transaction business only accounted for less than 0.5% of our total transaction volume in each period during the Track Record Period.

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OUR MARKET OPPORTUNITIES

Steel is one of the most widely used industrial raw materials in the world. China is the largest steel producer globally and is the largest market for crude steel consumption, accounting for approximately 54% of the global crude steel production in 2023, according to CIC. The steel market is massive, but highly fragmented on both the supply and demand ends with multiple distribution layers and limited geographic reach, leading to high costs, inefficiency and low transparency across the value chain. As a result, participants in the steel industry have been calling for a digital transformation to reduce transaction costs and enhance transaction efficiencies.

The steel transactions market in China has been increasingly shifting towards a new era which is characterized by digitization. China’s online steel transactions market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by the increasing online steel transaction penetration rate from 20.8% in 2023 to 40.6% in 2028, according to CIC, and favorable regulatory policies that have continuously been introduced to stimulate the digital reform of traditional industry. Digital platforms in the online steel transactions market have gained a foothold in the tide of digitization of the steel industry, and are better positioned to spearhead the digitalization of China’s steel industry, as they offer an integrated suite of services that cater to the imminent needs of upstream and downstream industry participants, according to CIC.

“HEAVY-TO-LIGHT” TRANSFORMATION

Historically, we generated revenues from two business models: (i) a “light” digital platform model; and (ii) a “heavy” direct sales model. Under the “light” digital platform model, steel product sellers offer steel products to buyers over our digital platform and pay us a commission fee on a per ton basis. We do not take ownership of the steel products sold on the platform. In contrast, under the “heavy” direct sales model, we procure steel products from steel manufacturers, manage inventories and sell them directly to buyers through our digital platform, and thereby earn the difference between the procurement price and sales price. Compared to the traditional “heavy” direct sales model, the “light” digital platform model does not require substantial capital investment for our ongoing development and eliminates the need for large-scale day-to-day inventory management.

Through the direct sales model, we have been able to develop quickly our relationships with the key stakeholders in the steel transactions industry, and gain first-hand and profound understanding of the industry. Based on years of experience, we further strengthened our belief that China’s steel transactions industry was in need of a digital platform that provides a one-stop integrated suite of services and offers digital solutions to each participant throughout the value chain. Driven by such belief, in 2019, we decided to strategically shift our business focus to enhance our digital platform and provide comprehensive services to connect participants on the value chain, rather than taking ownership of the steel products sold on our digital platform. Starting from 2019, we have gone through a series of changes, through which we gradually decreased the scale of our direct sales business in China. Later, in September 2022, we established a joint venture with a state-owned enterprise, in which we directly and indirectly held an aggregate of 43.75% of the equity, to carry out the direct sales business. Since then, we have transformed ourselves into a digital platform in the domestic market. Our business is now centered around providing an integrated suite of services to connect participants along the value chain.

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As of March 31, 2023, we ceased operation of the domestic direct sales business of steel products and completed all the buyer orders. The following table sets forth the financial performance of our discontinued operations during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Revenue	5,311,026	4,919,947	159,723	159,723	–
Cost of revenue	(5,266,264)	(4,948,924)	(158,819)	(158,819)	–
Gross profit (loss)	44,762	(28,977)	904	904	–
Profit (loss) for the year/period	10,603	(62,166)	644	644	–

The gradual decrease of revenue generated from our discontinued operations during the Track Record Period was primarily due to our strategic shift of business focus in 2019, when we decided to gradually downsize our direct sales business. The gross and net profit fluctuations during the Track Record Period were mainly associated with demand and supply within the overall steel market and corresponding steel prices. We recorded a significant loss in 2022, primarily due to the adverse impact brought by the COVID-19 pandemic.

The digital platform model is conducive to our future expansion. On the one hand, it allows us to enhance our agility, focus on our core service capabilities and avoid substantial capital investments. The capital investments previously occupied by our direct sales business in China have been contributed into the development and enhancement of our digital infrastructure, as well as the improvement of our service capabilities. After four years of transformation, our performance growth is no longer dependent upon capital investments or upstream supply resources. On the other hand, the cessation of our direct sales business in China also led to an attitude change perceived by the steel product suppliers, as they no longer view us as their competitor, but rather a business partner, which they are more willing to cooperate with. The digital infrastructure serves as the foundation of our services offerings, the enhancement of which helps us attract more buyers and sellers to transact on our digital platform. The more transactions on our digital platform, the more data we accumulate, which in turn further enhances our service capabilities and user experience. The better and more full-suite services we offer, the more industry participants would like to transact with us, which forms a virtuous cycle. The larger we grow, the more synergies our business model delivers to industry participants, which in turn drives higher operational efficiency, and generates better cash flow and stronger profitability. The total transaction volume increased at a CAGR of 43.3% from 8.1 million tons in 2018 to 49.0 million tons in 2023, meanwhile our GMV increased at a CAGR of 41.1% from RMB34.9 billion in 2018 to RMB195.5 billion in 2023. Our improved operational efficiency was evidenced by an increasing GMV per capita from RMB27.8 million in 2018 to RMB184.3 million in 2023. Our gross profit decreased from RMB345.6 million in 2021 to RMB230.4 million in 2022, primarily resulting from the impact of the COVID-19. Our gross profit then increased to RMB380.2 million in 2023. Despite such fluctuation, we recorded stable and growing gross profit margin during 2021 to 2023, benefiting from the “heavy-to-light” transformation in China, with gross profit margin of 25.5%, 25.4% and 32.5% in 2021, 2022 and 2023, respectively.

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For our overseas transaction business, we are in the early stage of ramping up operations and currently operates our overseas transaction business primarily under a direct sales model and records revenue primarily on a gross basis. We expect to pursue the “heavy-to-light” business transformation for our overseas transaction business as well. However, the development of our overseas transaction business has affected our revenue and gross profit margin during the Track Record Period. Compared to our other domestic business lines that record revenue on a net basis, revenue from overseas transaction accounted for a significant proportion of our total revenue, amounting to 36.9% for the nine months ended September 30, 2024. Thus, our revenue increased by 41.7% from RMB805.0 million in the nine months ended September 30, 2023 to RMB1,140.5 million in the nine months ended September 30, 2024. Gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily because we expanded our overseas transaction business and non-steel product transaction business with relatively low gross profit margins but significant revenue growth. We have incorporated the concept of “heavy-to-light” transformation into our overseas business development process, implementing it gradually from the ramp-up stage, in order to achieve an efficient “heavy-to-light” transformation for its overseas operations. We invested in establishing digital infrastructure and expanding the customer base for our overseas transaction services. In the nine months ended September 30, 2024, our total transaction volume for overseas transaction business reached 79.8 thousand tons, representing a 205.8% increase compared to the nine months ended September 30, 2023. Our overseas transaction services have been supported by FatCat Cloud, our robust SaaS product aimed at improving transaction efficiency. By leveraging our enhanced brand recognition and effective local resource management, we expect to further execute the “heavy-to-light” transformation strategy in our overseas transaction business in the foreseeable future.

In the nine months ended September 30, 2024, we recorded gross profit from transaction services and overseas transaction services of RMB218.3 million and RMB27.2 million, respectively, accounting for 68.0% and 8.5% of its total gross profit in the same period, respectively. We expect to continue pursuing and benefiting from “heavy-to-light” transformation going forward.

Our improved operational efficiency was also evidenced by our well-managed operating expenses. Our total operating expenses as a percentage of revenue amounted to 36.2%, 43.5%, 63.1% and 26.9% in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively, with a share-based payment expenses in 2023 that resulted to relatively high operating expenses during the same period. We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. For details please see “– Transaction Support Services – Transaction Settlement Services.”

OUR VALUE PROPOSITIONS

By continuously refining industry standards and advancing our digital infrastructure, we are able to:

•	Continuously improve the efficiency of the industry. Prior to our integrated service offerings being available, China’s traditional steel transaction process was highly inefficient. Steel products normally go through layers of distribution intermediaries, including agents and distributors, before reaching the end buyers. Such lengthy process leads to severe information asymmetry across the steel transaction value chain. Moreover, steel prices fluctuate frequently, and therefore buyers often need to go through a cumbersome process of price inquiry, bargaining, comparing and locking-in before placing orders. By building a digital platform backed by advanced digital infrastructure and equipped with a set of digital tools designed for the steel transactions industry, we connect industry participants across the entire value chain onto one digital platform to transact in a hassle-free and efficient way.

•	Set industry standards. We have been successful in establishing a full range of purpose-built supporting digital infrastructure which redefines market standards throughout the entire process of a steel transaction, covering pre-sales (centralized platform for buyers and sellers, as well as sales representatives to communicate and exchange information), in-sales (secure transaction processing system and versatile payment solutions), post-sales (standardized procedures for handling invoice issuance, settlement, product defects, returns and refunds), and logistics (carrier assessment system ensuring high-quality delivery standards). By establishing standard procedures and protocols for each stage of transactions, we are able to enhance user experience through reducing counterparty risks and building mutual trust, which will in return attract more users to our platform.

BUSINESS OF THE TARGET GROUP

•	Enable cross-regional sales. Traditionally, each steel manufacturer and product seller can only provide limited product types within certain geographical regions, and a buyer often has to physically visit multiple vendors to select the sellers with suitable steel products laboriously. With the help of our digital platform providing extensive reach and standardized service offerings, sellers and buyers from different regions can transact more efficiently.

OUR ACHIEVEMENTS

We are committed to improving the efficiency of traditional industry. Our proven track record of success and innovation has been well recognized by various governmental authorities and authoritative media in China. As an enterprise with “High-quality Development” and “New Productive Forces”, we have been reported nine times in the People's Daily, appeared four times in the headlines of the People's Daily, and been featured over ten times in China Central Television (CCTV) news reports. We are recognized by several government initiatives and programs. For example, we were selected as one of the “Typical Cases of Deep Integration of Logistics and Manufacturing Innovation and Development” (“物流業製造業深度融合創新發展典型案例”) by the NDRC, “Manufacturing and Internet Integration Pilot Demonstration Projects” (製造業與互聯網融合發展試點示範項目), “Big Data Industry Pilot Demonstration Projects” (大數據產業試點示範項目), “Industrial Internet Pilot Demonstration Projects” (工業互聯網試點示範項目) and “Manufacturing and Internet Integration Development Industrial E-commerce Platform Pilot Demonstration Enterprises” (製造業與互聯網融合發展工業電子商務平台試點示範企業) by the MIIT, “Non-truck Operating Common Carrier Pilot Demonstration Enterprises” (無車承運人試點企業) by the Ministry of Transport, and “Supply Chain Innovation and Application Pilot Demonstration Enterprises” (供應鏈創新與應用示範企業) and “E-commerce Demonstration Enterprises” (電子商務示範企業) by the MOFCOM, and “National-level Service Industry Standardization Pilot Projects” (國家級服務業標準化試點項目) by the Standardization Administration of China.

Since our establishment, we have closely followed the major decisions and policies of governmental authorities in China. While ensuring our consistent implementation of guidelines and policies, we have also received policy support to promote our development. In response to the national policy of the 18th National Congress to drive development through innovation, we officially launched our business and achieved rapid growth. In the context of the supply-side structural reform highlighted in the 19th National Congress, we have empowered the transformation and upgrade of traditional enterprises. As the development of the digital economy has accelerated since the 20th National Congress, we developed towards the integration of the digital economy and the real economy. At the same time, we have also pursued our internationalization development in response to “Belt and Road” policy, and are committed to building a “Middle East Steel Platform.” Going forward, we will continue to closely follow policy developments and respond to the policy to “accelerate the establishment of a new development pattern with domestic circulation as the mainstay and domestic and international circulations reinforcing each other.” We will fully leverage the advantages of both domestic and international markets and resources, building the new development paradigm featuring dual circulation, in which domestic and overseas markets reinforce each other, with the domestic market as the mainstay, in order to contribute to the high-quality development of China.

Through the successful “heavy-to-light” transformation, we are no longer responsible for large-scale day-to-day inventory management which exposes us to risks associated with material price fluctuations, especially under our transaction services in China, and our scalability is not limited by capital investment. Therefore, we have been better positioned to harness the power of platform effects and stabilize the gross profit margins. We have recorded a gross profit margin of 25.5%, 25.4%, 32.5% and 28.2% in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. In the long-run, the larger our operations expand, the stronger bargaining power we will benefit from the scalability, which will enable us to achieve higher gross profit margins.

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Notes:

(1)	As of September 30, 2024.

(2)	As compared to traditional steel transaction processes, according to CIC.

(3)	Over 91% of the top 500 buyers by GMV contribution in 2021 continued to transact on our digital platform in 2023.

(4)	Average one-year net dollar retention rate for SME buyers from 2021 to 2023, calculated as the GMV generated from SME buyers in the given year divided by the GMV generated from the same group of SMEs in the prior year.

(5)	Order frequency represents the average number of transactions conducted on the Target Group’s digital platform per buyer in a given year.

OUR STRENGTHS

We believe that the following strengths have contributed to our success and differentiated us from our competitors:

Largest digital platform for third-party steel transactions in China

We are China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. We were the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto our digital platform, according to CIC. Through over a decade of evolution, we have become a trusted brand in the steel transactions industry. In 2023, the third-party transaction volume on our digital platform amounted to 47.3 million tons, taking up approximately 40% of the total online third-party steel transaction volume in China, according to CIC. We started our business from steel, a fundamental industrial raw material, and established a highly flexible digital infrastructure that redefined steel transaction and service standards, which can be replicated in other non-steel industrial raw materials markets.

Steel is one of the most widely used industrial raw materials in the world. China is the largest steel production country globally and is the largest market for crude steel consumption, accounting for approximately 54% of the global crude steel production in 2023, according to CIC. China’s steel market is massive, but highly fragmented on both the supply and demand ends with multiple distribution layers and limited geographic reach, leading to high costs, inefficiency and low transparency across the value chain. As a result, participants in the steel industry have been calling for digital transformation to reduce costs and enhance efficiencies. We firmly believe that in the internet era, only a digital platform with strong technological capabilities that can harness the strengths of both an internet company and a steel company will be able to address these challenges.

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China’s online steel transactions market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by the increasing online steel transactions market penetration rate from 20.8% in 2023 to 40.6% in 2028. Moreover, favorable regulatory policies have continuously been introduced to stimulate the digital reform of traditional industry, leading to the rapid development of online steel transactions market. These policies drove the creation of the overall ecosystem for steel digital platforms to be based on “market + platform + service”, and encourage the continuous development of steel digital platforms. The steel transactions industry is thereby increasingly shifting towards a new era characterized by digitization. As a result, digital platforms have gained a foothold in the tide of digitization of the steel industry which are better positioned to spearhead the digitalization of China’s steel industry, as they offer an integrated suite of services that cater to the imminent needs of upstream and downstream industry participants, according to CIC.

We believe that our leading position, brand recognition, and extensive industry experience are the key competitive advantages well position us to capture the immense growth opportunities that arise from the demand for the digital transformation of steel transactions.

Pioneer in developing a digital infrastructure that redefined transaction process and industry service standards

We benefit from our strategic “heavy-to-light” transformation, pioneering a digital infrastructure that redefined the transaction process and service standards. We have revolutionized the industry by offering comprehensive service offerings as a digital platform that enhances efficiency, establishes visibility and reduces transaction costs. Unlike common B2C platforms in the retail industry which are supported by established infrastructure with mature and sophisticated service providers for each stage of transactions, B2B digital platforms in the industrial raw materials market have to establish the supporting infrastructure tailored for the industry and set new industry standards. After years of exploration, we have been successful in revolutionizing the industry with highly standardized one-stop services via our digital platform, and redefining the transaction process and service standards.

Digital transaction platform. Traditional transaction process is highly inefficient with complex price inquiry, bargaining, comparison and price locking-in process. The multi-level distribution pattern further aggravates the information asymmetry, resulting in high transaction costs, poor timeliness of transactions and uncertain profit margins. To tackle this, we independently developed a platform covering pre-sales, in-sales and post-sales transaction processes to achieve standardized management of buyers, sellers and all aspects of transactions. In the pre-sales stage, we differentiate ourselves from our peers by having established a price inquiry and quotation system, supported by an experienced sales representative team and advanced digital tools. Buyers can inquire prices from us through a variety of IMs, for example, WeCom and the enterprise version of QQ, without changing their usual day-to-day communication habits. We pride ourselves in being the first player in the industry to integrate NLP technology to B2B transactions through the launch of LazyCat Automated Price Quotation System, according to CIC, successfully improving the price quotation efficiency and reducing labor costs. Meanwhile, our strict seller in-take process allows us to manage and rate sellers effectively. For in-sales and after-sales services, we have developed a highly automated CRM system and financial system tailored for the steel transactions industry, enabling an efficient management of procurement cycles, orders, invoice issuance, settlement, etc. Buyers also have access to standardized procedures for handling product defects, returns, and refunds. Compared to the traditional steel transactions process, the average time for completing an order is shortened by more than 50% and the average transaction cycle is shortened from five to seven days to two to three days through our digital platform, according to CIC, significantly improving the transaction efficiency and effectively reducing the manpower involved.

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Logistics fulfillment network. Carriers in the steel industry are highly fragmented with significant geographical restrictions and lack of digital and systematic management, resulting in time-consuming and laborious steel fulfillment process. We pioneered the “non-truck operating common carrier” (無車承運人) model to connect carriers, individual drivers and buyers. Under such model, we do not own or lease carriers or fleets, but instead connect third-party carriers and buyers in demand of logistics services. Through our proprietary digital logistics platform, FatCat Logistics, we exerted effective control over the fulfillment process and standardized the service offering, which was hardly possible under traditional steel transactions. Meanwhile, we also established a comprehensive carrier rating mechanism, under which we would prioritize higher rated carriers when assigning orders to continuously improve the service capability of carriers. As of September 30, 2024, we cooperated with over 1,700 carriers and over 173,900 trucks, which provided logistics services to fulfill approximately 5.3 million tons of steel products in the same period, of which 4.0 million tons were steel products transacted on our digital platform, representing 10.0% of the total transaction volume on our digital platform in the same period. According to CIC, we were China’s largest third-party terminal logistics service provider for steel transactions, as measured by steel logistics volume on our platform in 2023.

Transaction settlement service. During the Track Record Period, we provided three types of transaction settlement services to eligible buyers and sellers, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement, which did not generate substantial revenue but exposed us to potential credit risks. Upon our management team's strategic review on the business, we have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. Upon termination, we no longer generate revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on our digital platform. As advised by our PRC Legal Advisor, the FatCat Bai Tiao and FatCat Easy Procurement provided by us since 2021 and up to the termination by August 2024 did not violate relevant PRC laws and regulations.

Technological management tools. Due to the lack of standardized and digitalized tools, the management of procurement, sales, inventory, products, finance and invoicing for steel transactions is time-consuming and complex, with a high chance of manual error, leading to low efficiency. Previously, companies could generally only review their operational results on a monthly or quarterly basis. Through our SaaS products which are highly adapted to the steel transactions industry, we assist our buyers in integrating and standardizing their internal operations ranging from sales, administration, finance, bills and after-sales management, reducing their reliance on manpower and improving overall efficiency. Meanwhile, our SaaS products also help our buyers achieve information management by embedding business modules of transaction, logistics, finance and big data, so that the information for each segment is consolidated into one platform, which enables our buyers to evaluate their operational performance on a daily basis.

Our digital infrastructure is built upon significant first-mover advantages and in-depth industry know-how, and with over a decade of relentless refinement and upgrades, we believe it is difficult for new market entrants to replicate.

Network effects and synergies attracting a broad base of buyers

With over a decade of business expansion, we have built up a digital platform with network effects. The growing number of third-party sellers on our digital platform enables the buyers to have a wider selection of products at attractive prices, while the larger user base in turn attracts more sellers to our digital platform, creating a virtuous cycle. In addition, the synergies between the transaction services and transaction support services contribute to our growth. Moreover, our reliable logistics network specifically built for steel fulfillment also enhances our buyers’ procurement experience on our digital platform and in turn encourages sellers to conduct cross-regional sales and deliveries. Furthermore, our technology subscription services, including SaaS products and big data analytics, distill industrial data into insights, help our buyers optimize their business decision-making and improve efficiency. As a result, we have attracted a broad base of buyers, which we believe is the key to maintain our competitiveness in the industry.

BUSINESS OF THE TARGET GROUP

As of December 31, 2021, 2022, 2023 and September 30, 2024 we had a total of over 149,600, 163,900, 177,000 and 181,100 registered buyers, respectively. The number of our transacting SME buyers reached over 30,500, 28,400, 28,800 and 24,700 in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively. Our buyer base is not only broad, but also highly engaged and loyal. 85.8% of our top 500 buyers in terms of GMV contribution in 2021 still transacted with us in the nine months ended September 30, 2024. From 2021 to 2023, the average one-year net dollar retention rate for SME buyers, in terms of GMV, reached 131.1%.

As we expand and continue to improve our service offerings, we will become increasingly connected to upstream and downstream industry participants, reinforcing our network effects, which will drive the expansion of our buyer base and enhance buyer loyalty.

Advanced technological capabilities tailored for B2B transactions

Our tailor-made technological capabilities for B2B steel transactions is at the core of our competitiveness and differentiate us from other digital platforms. B2B transactions are inherently more complex than B2C transactions. B2B transactions are generally subject to enterprises’ cumbersome internal procedures with respect to procurement, settlement, invoicing, shipping and transportation, which may require multiple layers of decision-makings. Moreover, larger value orders tend to have longer transaction cycles. After over a decade of research, development and continuous refinement, we have built up a digital platform catering to the unique features of B2B transactions.

Our overall operation is underpinned by robust technological capabilities that support smooth function from the user interface to the backend management system and the seamless integration of information flow. Our proprietary Transaction Processing (TP) system serves as a central hub within our technological capabilities, covering a comprehensive suite of business modules ranging from enterprise resource planning, customer relationship management to office automation, representing the most effective TP system in the steel industry measured by maximum order processing capacity, according to CIC.

Our system has already achieved a high degree of automation, and we are actively promoting the deep application of artificial intelligence and other next-generation technologies in different transaction services. For instance, our NLP-based LazyCat automated price quotation system can accurately extract price inquiry information and product requirements from the open chat messages between buyers and sales representatives and achieve automatic quotation to improve the efficiency of pre-sales communication and decision-making in the steel transactions industry.

Furthermore, by embedding the functions of transaction, logistics, finance and big data modules, our technological capabilities have supported the creation of a data system connecting business flow, logistics, capital flow and information flow. For example, our self-developed steel transactions financial risk evaluation system, TP system and backend system for financial institutions are seamlessly integrated, which enables eligible buyers to directly use our Bai Tiao product in their payment processes. Meanwhile, our buyers on the digital platform generate a large amount of transaction behavior data when using our digital platform. Such diversified data sources, together with our data application capabilities, will allow us to maintain our core competitiveness.

Highly scalable business model enables cross-industry expansion

We believe that we are best positioned to replicate the success of our scalable and proven business model in the steel transactions industry to other non-steel industrial raw materials markets. Steel products are highly standardized and are transacted frequently by market players, and steel transactions generally require complete invoices. However, steel transaction process is complex, and restricted by large volume per order, with a wide variation of buyer specifications and fluctuating prices, all of which makes the steel industry suitable for digital transformation. The success of our digital platform testified to the viability of our business model, through which we have amassed in-depth industry knowledge, gained invaluable industrial and managerial experience, and strengthened our technological capabilities with highly transferable attributes. Further, based on our insights into the steel industry, we have also accumulated deep understanding and experience in the industrial raw materials market and overall B2B transactions, which allows us to identify the pain points of other non-steel industrial raw materials markets and extend our actionable solutions to such industries in a swift manner.

BUSINESS OF THE TARGET GROUP

Our service offerings are built with highly flexible modules that are apt for expansion into other industries which shared similar pain points with the steel industry. Our digital platform is equipped with tools and functions that ease and expedite steel transaction process, which can be replicated into other industrial raw materials transaction scenarios. Our logistics services are built upon our strong and longstanding relationships with third-party carriers and are extendable to other non-steel industries as well. Furthermore, our SaaS-based products and big data analytics solutions are designed to be highly flexible, integrated and tailored for our future cross-industry expansion, which can be further backed by the digital infrastructure we have already developed. A prominent example of the cross-industry expansion of our service offerings is the TCRM Platform (騰採通). TCRM Platform, co-developed by us and Tencent, is the first IM-based intelligent transaction management SaaS product in China, according to CIC, aiming to capture business opportunities in the non-steel industries intelligently. The coverage of the TCRM Platform has expanded from electronics components to electrical and electric, hardware and electromechanical products, and non-ferrous metals. As of September 30, 2024, TCRM Platform had over 6,200 paying sellers, reaching out to approximately 522,400 users with a coverage of over 11 million SKUs.

Visionary and entrepreneurial management team led by industry veterans

We have a visionary and entrepreneurial management team led by industry veterans. Our Co-founder and chief executive officer, Mr. Wang Dong, with approximately 15 years of experience in the steel industry, have led us to grow from a pure online information service provider to China's largest digital platform for third-party steel transactions as measured by online steel transaction volume in 2023, according to CIC. In recognition of his rich experience and strong influence in China’s steel industry, Mr. Wang Dong has been named “National Excellent Entrepreneur of the Year (全國優秀企業家)” by the Chinese Enterprise Confederation (2017-2018), “Meritorious Entrepreneur of China’s Steel Supply Chain Construction” (中國鋼鐵供應鏈建設功勛企業家) by China’s Metal Material Distribution Association (中國金屬材料流通協會) in 2019, and “High-level Talents in Shanghai Industry” (上海產業菁英高層次人才) by the Shanghai Municipal Commission of Economy and Informatization (上海市經濟和信息化委員會) in 2021. Mr. Wang Dong was also recognized by the Shanghai Municipal Government as “The Outstanding Builder of Socialism with Chinese Characteristics” (中國特色社會主義建設者) in 2018.

Our Co-founder and chief operating officer, Mr. Wang Changhui, has approximately 15 years of experience in sales and operation management in the steel industry, and has played a key role in establishing and executing our vision. Together with Mr. Wang Dong, he contributed to the evolution of our business model. Mr. Wang Changhui had been awarded the title of “Young Leading Talents of Jiading District” (嘉定區青年領軍人才) by the Communist Youth League Jiading District of Shanghai in 2017, and the vice chairman of China Chamber of Commerce for Metallurgical Enterprises (全聯冶金商會).

Other members of our senior management team come from diverse business backgrounds and possess extensive experience across various industries such as traditional steel transactions, government, internet and media. Our senior management team’s clear sense of mission and long-term focus on employee and business growth have defined our corporate values which have been crucial to our success. Our Co-founders and senior management have nurtured a corporate culture of passion, reflection and excellence, motivating our employees to align their career development with our service offerings thereby cultivating greater operational efficiency and career longevity.

BUSINESS OF THE TARGET GROUP

OUR STRATEGIES

To achieve our mission and vision, we will pursue the following strategies:

Continue to enhance our service offerings and accelerate buyer conversion

We believe that the value we create for the steel industry is fundamentally rooted in our ability to provide superior and well-rounded service offerings to the industry participants, including logistics and warehousing services, and technology subscription services. We plan to continue to strengthen our capabilities in providing convenient, comprehensive, efficient and integrated solutions to our buyers, and strive to convert more transacting buyers into the users of our transaction support services, thereby increasing their transaction frequency on our digital platform and their stickiness with us. During the Track Record Period, the transaction volume supported by our logistics services accounted for approximately 17% of the total transaction volume. Therefore, there are substantial growth opportunities to enhance the penetration of our transaction support services.

We intend to further strengthen the synergetic effect exerted by the combination of our transaction services, transaction support services and technology subscription services. For example, we intend to collaborate with more logistics, warehousing and processing service providers and assist them in upgrading their inventory management systems to further improve supply chain efficiency.

Further broaden our buyer base and increase buyer stickiness

We believe that a strong and loyal buyer base is one of the key factors in sustaining our business growth. We intend to leverage our rich experience in the industry, our leading position, and our trusted brand name established over a decade, to attract more high-quality buyers to use our integrated solutions and continuously improve our service capabilities to drive growth.

We will strive to educate potential buyers and cultivate their mindset of the substantial efficiency enhancement that can be achieved via our digital platform. We intend to expand our service coverage by strategically setting up more service stations in the transportation hubs of waterways, railroads, and highway routs, so as to attract and serve the major local industrial and construction companies, making our services accessible and reachable to a broader range of potential buyers. Meanwhile, we will continue to tap into buyers' demands, especially those that have long been underserved in the past and explore new service opportunities to tackle pain points.

For existing buyers, we aim to increase their spending by introducing more SKUs on our digital platform, as well as improving and refining our current service offerings. With an accumulated buyer base, we intend to focus more on SKUs with higher margins to further drive overall profitability. We will also strengthen our one-stop integrated suite of services covering the entire value chain, ensuring a full coverage of pre-, in- and post-sales services. In addition, we intend to develop diversified and customized cooperation models with our key accounts to enhance the depth and breadth of our service coverage and increase their spending with us.

Continue to strengthen our technological capabilities

As a digital platform, we have always attached great importance to and invested substantial resources in the development of our digital solutions. Currently, we already have a strong digital infrastructure and proprietary digital platform in place, which was designed to be highly flexible, integrated and tailored for our business operation and future expansion. We will strive to maintain our advantages through regular improvement and upgrades to enhance the overall system functionality and user experience.

BUSINESS OF THE TARGET GROUP

We plan to continue developing more SaaS products, which will serve as a carrier to connect services such as transactions and logistics, enabling our business growth. We will also focus more on enhancing our big data analytics capabilities, providing our buyers with better business analytics tools. In addition, we plan to focus more on AI to adapt to the needs of digitization of the industry. We plan to apply AI technology to automate responses for buyers’ needs and price inquiries, and accurately recommend logistics routes and corresponding transportation services. The application of AI technology will also contribute to the standardization of key transaction processes, such as cargo tracking, pick-up of purchased products, invoice issuance, and certain after-sales service procedures, which could further improve transaction efficiency and reduce related labor costs.

Further explore cross-industry expansion opportunities

The success of our business is built upon the efficiency that we have brought into China’s traditional steel industry, which we had first tapped in and contributed to its digital transformation. Based on our deep understanding of the steel industry and experience gained through years of operation, we found that participants in other industrial raw materials and commodities industries face similar challenges in the steel industry, for example, highly fragmented sellers, complicated pre-sale process, inefficient transaction process with multiple distribution layers, and lack of digitalized solutions. This, we believe, presents huge business opportunities for us.

As a successful digital platform builder in the steel industry, we intend to take advantage fully of our industry know-how and replicate our business model in the steel industry to other similar industries. During the Track Record Period, our collaboration with Tencent on the TCRM platform was a proven successful attempt at replicating our digital infrastructure and service offerings into the electronic component industry. Moreover, leveraging our rich operating experience and strong development capabilities, we intend to pursue strategic alliances with leading upstream and downstream partners, and actively seek investment and acquisition opportunities that we believe is conducive to our existing business operations.

In addition, we have been actively seeking new opportunities in non-steel industries based on our in-depth understanding of the industries' needs. We intend to further expand into the industries of electronic components, electrical and electric, hardware and electromechanical products, and non-ferrous metals, which we believe will synergize with our current service offerings, and further contribute to our goals of establishing a digital platform and add on to the scalability of our successful business model for cross-industry expansion.

Expand our global footprint and accelerate development of our digital platform overseas

China is the world’s largest producer of steel products and is expected to maintain this leading position in the foreseeable future. As a leading digital platform in China’s online steel transactions industry, we plan to expand our global business footprint, accelerate the process of internationalization, and strive to enhance our overseas competitiveness and brand recognition.

We have already expanded our business outside of China. We plan to continue enhancing our presence in these countries while exploring new opportunities in other regions with strong local demand or growth potential, for example, the Middle East and Southeast Asia.

We believe that our increasing global footprint as well as leading market position also give us an edge in the cooperation with steel mills, metal processing, and commercial trading companies around the world. We strive to accelerate the pace of building a global digital platform for industrial raw materials.

BUSINESS OF THE TARGET GROUP

OUR ONE-STOP DIGITAL PLATFORM AND OUR BUSINESS MODEL

Our Digital Platform

We operate China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. Through connecting key participants in the steel transactions industry onto our digital platform, we offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products and big data analytics. In this way, we deliver greater transparency, efficiency and convenience to buyers, sellers, partners and the industry as a whole as compared to the traditional way in the steel transactions industry.

We have built up an advanced digital infrastructure that digitalized pre-sales, in-sales and post-sales stages of steel transactions, and redefined transaction and service standards, laying a solid foundation for our comprehensive service offerings. The diagram below illustrates the composition of our digital platform and our major service offerings:

Our advanced digital platform has enabled us to maintain our commitment in providing quality services with high standards to participants which can be summarized as “一全七快”, namely, comprehensive product selection, speedy price quotation, speedy order placing, speedy product pick-up, speedy carrier matching, speedy settlement, speedy invoice issuance and speedy compensation.

Pre-Sales

Powerful price quotation mechanism. The pre-sales stage of a B2B transaction is generally complicated. It involves price inquiry and quotation. As steel prices fluctuate frequently, buyers often need to inquire prices and request for quotes from multiple sellers before placing orders to lock in the prices if they find them suitable. We differentiate ourselves from our peers by having established a price inquiry and quotation system, supported by an experienced sales representative team and advanced digital tools. Buyers can inquire prices with us through a variety of IMs, for example, WeCom and the enterprise version of QQ, without changing their usual day-to-day communication habits. We pride ourselves in being the first player in the industry to integrate NLP technology to B2B transactions through the launch of LazyCat Automated Price Quotation System, successfully improving the price quotation efficiencies and reducing labor costs. For details, see “− Transaction Services − Digital Tools.” In December 2023, we received price inquiries and requests from over 16,800 potential buyers per working day, which contributed approximately 3,500 actual transaction orders, and among which over 550 actual transaction orders used our logistics services. At the same time, our sales representatives also provide buyers with free consultations on the latest steel market conditions, which can be valuable to help buyers optimize their purchasing strategy. Buyers who find prices suitable can then proceed to place orders either through our sales representatives, or by themselves on our user-friendly digital platform.

BUSINESS OF THE TARGET GROUP

In-Sales

Digitalized contract signing. After orders are placed on our digital platform, buyers will then confirm a system-generated electronic purchase agreement, and delivery address, time and pick-up method, all of which can be done entirely online. Buyers may also choose to use our logistics, warehousing and processing services and such services would be fulfilled by a pool of selected pre-qualified third-party service providers in the post-sales stage. If buyers have questions regarding product specifications, post-sales warehousing and delivery or pricing, they can reach out to our buyer service team for support.

Comprehensive B2B payment options. We offer comprehensive payment options on our digital platform. Buyers can pay via direct bank transfer or bills, which brings great flexibility for them to conduct transactions online and address their capital constraints. Our digital platform is capable of processing maximum of approximately RMB2 billion fund in one day. Empowered by our advanced digital infrastructure, the payment processing can be done within only a few minutes, and our digital infrastructure allows thousands of payments initiated and processed simultaneously, thus greatly improving the efficiency of steel transactions.

After-Sales

One-stop logistics, warehousing and processing services. Upon the receipt of buyers’ requests for logistics, warehousing and processing services, our advanced TMS, can quickly match their needs with the pool of pre-qualified carriers and service providers. We are committed to ensuring buyers’ orders are fulfilled timely and safely. The whole delivery process can be fully tracked in real-time. For details, see “− Transaction Support Services − Digitalization of Logistics Services,” and “− Transaction Support Services − Warehousing and Processing Services.”

Efficient transaction management and highly automized invoice issuance. Leveraging our digital platform, we successfully connected some of our sellers and warehouses online. These connected warehouses and sellers can automatically receive digital pick-up letters issued by us, and sellers can check contract details and monitor transaction status through our proprietary FatCat Cloud. To further automate the supply process, since October 2024, we have been using a supply robot system that provides delivery instructions, including delivery details, to sellers for the transactions on our platform, instead of requiring manual entry of delivery instructions by our employees. Further, empowered by our Robotic Process Automation, or RPA technology, orders can be automatically combined and sent to our invoice system for stamping and printing. As of July 2023, a substantial portion of the invoices issued by us were completely electronic and paperless, which further enhanced efficiency and reduced our invoice delivery costs.

Experienced buyer service team. We have established a mature buyer service team and after-sales management system. At any time during business hours, buyers may contact our online buyer service team for assistance with regards to any aspects of a transaction, including the arrangement of logistics, warehousing and processing services, report of a complaint and general inquiries. For simple issues, such as service-related issues, we may directly compensate the buyers according to our internal policies. For product quality issues, our after-sales service promises to propose a remediation plan for buyers within 24 hours and keep track of the enforcement process. We generally require the relevant sellers to undertake the ultimate compensation. For details, see “– Transaction Services – Buyer Services” for our return policies.

BUSINESS OF THE TARGET GROUP

Business Model

The following table sets forth a summary of our major business lines, in terms of the business nature, pricing model and revenue recognition method during the Track Record Period:

		Business Nature	Pricing Model	Revenue Recognition Method
				Principal vs. Agent(1)	Type	Gross vs. Net
Transaction Services	To SMEs	We primarily provide transaction services through our digital platform. We attract quality third-party sellers on our digital platform to offer steel products to buyers.	• We charge sellers commission fees on a per ton basis.	Agent(3)	Commission fee	Net
	To Key Accounts(2)		• We charge key accounts commission fees on a per ton basis for a combination of services including purchasing steel products on behalf of key accounts and providing ancillary services such as logistics services. Out of the total commission fees, we first allocate the service fees related to the ancillary services to transaction support service as below, while the remaining commission fees are allocated as fees related to services for acting as an agent for purchasing steel products on behalf of key accounts.	Agent(3)	Commission fee	Net
Transaction Support Services	Logistics and warehousing services	We provide logistics services and one-stop warehousing and processing services by consolidating the resources of the logistics, warehouses and processing suppliers in the market.	• We earn the differences between the service fees we charge buyers on a per ton basis and payments to third-party services providers.	Principal(4)	Service fee	Gross
	Processing service			Agent(5)	Service fee	Net
	Bills Settlement	When purchasing on our digital platform, buyers can choose to settle with bills at check-out.	• We obtain bills from buyers as payment settlement method.	N/A	N/A	N/A
		Upon the receipt of bills, we discount them to banks or endorse to sellers for settlement.	• We do not generate revenue from receiving bills from buyers as the settlement method.
Technology Subscription Services		We provide innovative data analytic solutions using the data accumulated during our comprehensive service offerings, including steel and non-steel SaaS products.	• We charge SaaS product users subscription fees.	Principal(6)	Service fee	Gross

BUSINESS OF THE TARGET GROUP

		Business Nature	Pricing Model	Revenue Recognition Method
				Principal vs. Agent(1)	Type	Gross vs. Net
Overseas Transaction Business	Thailand, Vietnam	We are appointed by the sellers to act as their agent in selling steel products to local buyers on their behalf.	• We charge sellers commission fees on a per ton basis.	Agent(3)	Commission fee	Net
	Other countries	We import steel products from suppliers in China or purchase steel products from local suppliers and then sell to local buyers.	• We record revenue as the total consideration from buyers.	Principal(7)	Sales of goods	Gross
Terminated Transaction Support Services	Bilateral Bai Tiao products (ceased operations by August 2024)	We provide credit sales arrangement directly to eligible buyers.	• We charge bilateral Bai Tiao users liquidated damages as a percentage of their total procurement values for the extended payment periods.	N/A(8)	Interest income(9)	N/A
Trilateral Bai Tiao products (ceased operations by August 2024)	We partner with reliable financial institutions who extend loans directly to eligible buyers.	• We charge trilateral Bai Tiao users a fixed amount of service fees.

•     We charge financial institutions service fees which is set as a portion of the interest fees collected by them from trilateral Bai Tiao users.

				Principal(10)	Service fee	Gross
	Bilateral FatCat Easy Procurement Services (ceased operations by August 2024)	We, on behalf of the users, pay their upstream steel mills directly for the steel products, and the users can later collect the steel products from us once they pay us in full.	• We charge bilateral FatCat Easy Procurement service users service fees on a per ton basis or calculated on the basis of their procurement amount and the time differences between our payments to the steel mills and the users' payments to us.	N/A(11)	Interest income(9)	N/A

BUSINESS OF THE TARGET GROUP

	Business Nature	Pricing Model	Revenue Recognition Method
			Principal vs. Agent(1)	Type	Gross vs. Net
Trilateral FatCat Easy Procurement Services (ceased operations by August 2024)	We serve as a bridge linking non-bank capital providers, such as state-owned enterprises, to fund the procurement of steel products from steel mills on behalf of the users.

•     We are not involved in the fund flow and do not charge service fees directly from trilateral FatCat Easy Procurement service users.

•     Large-scale enterprises, as the fund providers, charge trilateral FatCat Easy Procurement service users service fees. We then charge large-scale enterprises service fees as a fixed portion of the actual service fees charged by them from trilateral FatCat Easy Procurement service users.

			Principal(12)	Service fee	Gross
Commercial Factoring (ceased operations by August 2023)	We receive trade receivables by accepting factoring from users(13).	• We earn the interest income which is accrued on a timely basis, by reference to the principal outstanding and at the effective interest rate.(14)	N/A(15)	Interest income	N/A

Notes:

(1)	When another party is involved in providing goods or services to a buyer, we determine whether the nature of our commitment is a performance obligation to provide the specified goods or services itself (i.e. we act as a principal) or to arrange for those goods or services to be provided by the other party (i.e. we act as an agent). We are a principal if we control the specified good or service before that good or service is transferred to a buyer. We are an agent if our performance obligation is to arrange for the provision of the specified good or service by another party, such as for our transaction services. In this case, we do not control the specified good or service provided by another party before that good or service is transferred to the buyer. When we act as an agent, we recognize revenue in the amount of any fee or commission to which we expect to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

(2)	To a lesser extent, we also provide customized procurement services for certain reputable and large-scale state-owned enterprise buyers. These companies primarily come from the manufacturing, construction and energy industries with large-scale and multi-regional procurement needs and require higher standards of logistics and after-sales services, whom we identify as key accounts.

(3)	We act as an agent because the control over the specified goods remains with the sellers before they are transferred to the buyers. Revenue related to commission fees is reported on a net basis and recognized when the underlying transaction is completed, representing the point in time at which the right to commission fee becomes unconditional.

(4)	We act as a principal because we select carriers and service providers at our full discretion. Upon the receipt of buyers’ requests for logistics, warehousing and processing services, we select service providers from the pool of pre-qualified carriers and service providers. We carefully select our logistics and warehousing service providers based on various criteria, including their qualifications, reputation, cost, storage capacity and others.

(5)	We used to act as a principal under processing service. From March 2023 onwards, we act as agent under processing service and revenue is recognized on net basis when we arrange the processing service from the service providers to customers and there is no responsibility for delivery of processing services from us.

(6)	We act as a principal because relevant SaaS products are self-developed by us. For the TCRM platform that is co-developed by us and Tencent, we own the intellectual property rights of its core technologies and integrate it as a component of our technology subscription services.

BUSINESS OF THE TARGET GROUP

(7)	We act as a principal because the control over the specified goods remains with us before they are transferred to the buyers. We assume the risks of price fluctuations, damage and loss as the owner of the purchased goods. We exercise control over inventory usage and pricing and derive most of the economic benefits from it.

(8)	Liquidated damages under bilateral Bai Tiao are recognized as interest income in the Accountants’ Report in accordance with IFRS 9, which does not distinguish between principal and agent.

(9)	Liquidated damages under bilateral Bai Tiao and service fees under bilateral FatCat Easy Procurement are recognized as interest income in the Accountants’ Report in accordance with IFRS 9. See Note 4 to the Accountants’ Report of the Target Group in Appendix I to the Circular for further details.

(10)	We act as a principal because we provide services to trilateral Bai Tiao users and financial institutions while charging them service fees.

(11)	Service fees under bilateral FatCat Easy Procurement are recognized as interest income in the Accountants’ Report in accordance with IFRS 9, which does not distinguish between principal and agent.

(12)	We act as a principal because we provide services to non-bank capital providers while charging them service fees.

(13)	Users under commercial factoring services were counter-parties who, at the time of factoring, did not use bills as a payment or settlement method for steel product transactions on our digital platform. Most of such users are companies in the steel industry.

(14)	We ceased to accept factoring of bill receivables under commercial factoring services and ceased to record interest income by end of August 2023.

(15)	Interest income under this service is recognized in accordance with IFRS 9, which does not distinguish between principal and agent.

2

The following table sets forth a financial breakdown of our major business lines:

BUSINESS OF THE TARGET GROUP

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin	Revenue	Gross Margin
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Transaction Services	259,517	88.0	185,804	92.0	281,105	92.4	193,988	92.1	233,245	93.6
Transaction Support Services	745,233	8.2	468,708	13.3	508,994	14.4	377,259	13.3	327,015	14.6
Technology Subscription Services	27,325	98.5	31,579	94.0	34,044	93.1	25,720	93.6	22,090	92.0
Overseas Transaction Business	321,357	9.0	216,912	(14.9)	221,056	5.5	144,824	6.3	420,544	6.5
Others(1)	–	–	2,360	2.1	123,252	2.6	63,202	2.8	137,647	5.5
Total	1,353,432	25.5	905,363	25.4	1,168,451	32.5	804,993	32.8	1,140,541	28.2

Note:

(1)	Others include revenues generated from non-steel products transaction business.

During the Track Record Period, our revenue from transaction services, transaction support services, technology subscription services and non-steel product transaction business was derived from mainland China. We started our overseas transaction business in 2015 and generated revenue from overseas markets under our overseas transaction business. The following table sets forth a breakdown of our revenue by geographical regions.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Mainland China	1,032,075	76.3	688,451	76.1	947,395	81.1	660,169	82.0	719,997	63.1
Overseas
–East Asia(1)	164,938	12.2	80,667	8.9	143,559	12.3	91,409	11.4	119,611	10.5
–Africa(2)	101,680	7.5	89,830	9.9	23,859	2.0	23,512	2.9	–	–
–Middle East(3)	54,382	4.0	46,202	5.1	53,638	4.6	29,903	3.7	288,079	25.3
–Southeast Asia(4)	357	0.0	213	0.0	–	–	–	–	12,854	1.1
Subtotal	321,357	23.7	216,912	23.9	221,056	18.9	144,824	18.0	420,544	36.9
Total	1,353,432	100.0	905,363	100.0	1,168,451	100.0	804,993	100.0	1,140,541	100.0

Notes:

(1)	Including Hong Kong SAR and South Korea.

(2)	Including Ghana, Kenya, Tanzania, Togo and Egypt.

(3)	Including United Arab Emirates.

(4)	Including Thailand, Vietnam, Myanmar and Malaysia.

BUSINESS OF THE TARGET GROUP

TRANSACTION SERVICES

We primarily provide transaction services through our digital platform. We attract quality third-party sellers on our digital platform to offer steel products to buyers. Both sellers and buyers are primarily SMEs. We typically collect commission fees from sellers on a per ton basis to avoid the risks associated with the steel price volatilities. We do not take ownership of the steel products sold on our digital platform. We believe that our digital platform has transformed the way sellers and buyers conduct transactions in the steel transactions industry in multiple ways. On the one hand, buyers now get access to a broader range of steel products with competitive and transparent prices. On the other hand, sellers now can transact without geographic limitations via our digital platform. As of September 30, 2024, we had attracted over 181,100 registered buyers and over 14,800 registered sellers on our digital platform with over 623,900 SKUs available. The transaction volume totaled 35.6 million tons, 36.2 million tons, 49.0 million tons and 41.3 million tons, in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

To a lesser extent, we also provide customized procurement services for certain reputable and large-scale state-owned enterprise buyers. These companies primarily come from the manufacturing, construction and energy industries with large-scale and multi-regional procurement needs and require higher standards of logistics and after-sales services, whom we identify as key accounts. We provide standardized services to the subsidiaries of these key accounts across regions, which greatly reduce their communication costs and improves their procurement efficiencies. Our services cover the entire transaction process from price quotation, order placing, logistics, to payment, settlement, invoice issuance and after-sales services, each of which is designated with our professional staffs. We procure steel products from a selected pool of sellers for key accounts based on their specific demand, which is normally project-based, and we sell the steel products directly to them with timely and reliable fulfillment of orders through FatCat Logistics. We act as an agent in such “back-to-back” transactions and therefore do not take ownership of the steel products. We charge our key accounts pre-determined agreed fees per ton quoted taking into account a variety of factors, including changes in the market condition of steel prices, scope of their requested ancillary services and the price ranges offered by our competitors. We provide transactions services to key accounts primarily through a bidding process. We normally enter into steel product purchase agreements with our key accounts.

During the Track Record Period, revenues generated from our transaction services amounted to RMB259.5 million, RMB185.8 million, RMB281.1 million and RMB233.2 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

The following table sets forth a breakdown of revenue, steel transaction volume, gross profit and gross profit margin of transaction services contributed by SME buyers, key accounts and others, respectively, during the Track Record Period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(in thousands, except for percentages)
				(Unaudited)
SME buyers
Revenue (RMB)	142,781	138,283	225,138	155,680	209,154
Steel transaction volume (in tons)	31,900	31,135	44,022	30,408	40,140
Gross profit (RMB)	114,043	124,518	205,100	141,083	195,445
Gross profit margin	79.9%	90.0%	91.1%	90.6%	93.4%
Key accounts
Revenue (RMB)	70,725	46,571	55,089	37,431	24,091
Steel transaction volume (in tons)	426	448	419	289	120
Gross profit (RMB)	69,688	45,636	53,771	36,696	22,823
Gross profit margin	98.5%	98.0%	97.6%	98.0%	94.7%

BUSINESS OF THE TARGET GROUP

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(in thousands, except for percentages)
				(Unaudited)
Others(1)
Revenue (RMB)	46,011	950	878	878	N/A
Gross profit (RMB)	44,696	709	874	874	N/A

Note:

(1)	During the Track Record Period, we collaborated with upstream steel mills and acted as an agent to sell their steel products. We earned commission income for selling steel products based on the steel mills’ guide prices, provided that we met specified volume requirements. However, in line with the market practice, the upstream steel mills required us to pay prepayments based on their bargaining power. There was no guarantee that upstream steel mills would perform their obligations or do so in a timely manner, and we were subject to credit risk in relation to prepayments. Due to such risks embedded in such arrangements during market downturn, we gradually downsized this business during the Track Record Period. By end of March 2023, we have ceased such business.

Set forth below is an illustration of our transaction services:

BUSINESS OF THE TARGET GROUP

Zhaogang Mall

Buyers can get access to the digital tools provided under our transaction services through IMs (for example, WeCom and the enterprise version of QQ), as well as the official website of Zhaogang Mall www.zhaogang.com or via our mobile app.

The diagram below illustrates the typical transaction process on our digital platform and the relevant digital tools:

Price inquiry and quotation. As the steel price fluctuates frequently, efficient price inquiry and quotation are critical steps in a steel transaction. Buyers may seek free price quotes from our sales representatives who leverage our advanced price quotation systems to serve buyers' inquiries. The free price quotes are provided to buyers on an anonymous basis, namely, the buyers have no access to the sellers' identities. Buyers may also utilize our real-time order matching system to post their product requests with specifications online and for steel sellers to respond with appropriate prices. Due to constant steel price fluctuations, buyers have strong incentives to utilize our digital platform for quotations and comprehensive services instead of reaching out to steel product sellers directly.

Order placing. After buyers select products and compare prices, they will lock in the products, after which an electronic contract will be automatically generated for the buyers to confirm to proceed their payments.

Payment. Buyers can pay through various methods, including bank transfer, bills and Bai Tiao, which brings great flexibility and convenience to the transaction process. Our digital platform also offers multiple payment options that are suited for a B2B transaction process. We collect payments from buyers and then settle payments with sellers.

Delivery/pickup. Our buyers may opt to use our FatCat Logistics or arrange pick-up of purchased products themselves. If buyers choose to use our logistics services, they can pay logistics fee together with steel product purchase prices and track their order status via “Logistics Sentinel” (物流哨兵). If buyers request for processing services, we will also connect them with a pool of pre-qualified third-party processing service providers.

Buyer service. At any time during business hours, buyers may contact our online buyer service team for assistance with regards to all aspects of the transaction, including the arrangement of logistics, warehousing and processing services.

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Invoice status tracking. After the transaction is completed, buyers can request for invoice issuance and track the status online.

Industry blacklist. To maintain a trustworthy and reliable digital platform for steel transactions, we compiled an industry blacklist publicly available on our official website to remind industry participants to transact in good faith and in a compliant way. Such blacklist contains names of buyers and sellers who breached contracts or failed to deliver or settle payments pursuant to their respective contracts, carriers who provided low-quality services and other participants who engaged in unlawful activities or maliciously damaged our reputation. We update such industry blacklist from time to time.

We have established internal control policies to manage our industry blacklist based on the actual situations involved without distortion of facts and we have put in place a two-tiered process for publishing the blacklist. Firstly, for industry participants who have entered into litigation procedures with regards to their contractual defaults, we publish such situations based on publicly available information. Secondly, for other behaviors in bad faith engaged by our buyers, sellers or service providers on the digital platform, we collect the relevant facts and information for our risk control department to review before publishing them on our industry blacklist. For example, we used to provide bilateral Bai Tiao products to users and provide them with extended payment periods after the initial payment due date. We charged users liquidated damages as a percentage of their total procurement values during the extended payment periods. If users still failed to make payments within the extended payment periods, we would add those users to our industry blacklist due to their overdue payments. This process ensures an accurate evaluation of the industry participants’ business activities through a comprehensive assessment of overdue payments and collections. After identifying untrustworthy behaviors through a rigorous verification procedure, we endeavor to resolve the issues through settlement. If unsuccessful, we consider to publish those industry participants on our blacklist.

For industry participants that have entered into the blacklist, we closely monitor their business activities and move them out of the blacklist in a timely manner if they have rectified their behaviors, so as to avoid prolonged negative impact on them. During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any third-party claims or incurred any legal liabilities in publishing the industry blacklist. With the help of the two-tiered process and the dynamic monitoring mechanism described above, we believe the legal risks involved in publishing industry blacklist are minimal given the fact that they are based on accurate and specific business activities of industry participants on our digital platform.

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The diagrams below illustrate key features of our official websites and mobile apps:

PC interface

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Mobile interface

Digital Tools

We have developed a comprehensive suite of digital tools available on our digital platform for both buyers and sellers to digitalize the procurement management process and further improve the transaction efficiency. For example, our LazyCat automated price quotation system (懶貓行動) that leverages NLP improves the efficiency of our sales representatives when buyers inquire prices with us through a variety of IMs, for example, WeCom and the enterprise version of QQ. In addition to the LazyCat system, our real-time order matching system, which is integrated on our platform, enables prompt and transparent communication between buyers and sellers without the involvement of our sales representatives.

LazyCat Automated Price Quotation System (懶貓行動)

Unlike typical consumer products, the price of steel products fluctuates frequently due to market conditions. Most buyers in the industry would first inquire quotations from multiple sellers and place orders to lock in the prices only if they find the prices suitable, which is not only time-consuming, but also labour-consuming.

Aiming to provide an easy and convenient way for buyers to obtain price quotes, and improve the efficiency of our sales representatives, we launched our proprietary LazyCat automated price quotation system that leverages NLP which improves the decision-making process by analyzing large volumes of text and identifying key considerations affecting buyers’ actions. We were the first in the industry to integrate NLP technology into a B2B steel transaction platform, enabling instant and accurate price quotes for buyers and thereby optimizing the steel transaction process, according to CIC.

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Whenever a buyer sends a message to our sales representatives online, the LazyCat system is triggered. Its proprietary algorithm then extracts texts and sentences from live-chats, identifies key terms such as steel type, quantity and desired delivery date from the message. The LazyCat system intelligently analyzes a buyer’s procurement demand in the message, checks against the massive amount of our historical and real-time transactional data and quickly retrieves useful information from our database to identify potentially suitable sellers that provide the steel products with specifications requested by such buyer. The system then generates a detailed list of suitable sellers that have the buyer requested products in stock, and such list may include proposed unit price, product specification and corresponding inventory level. Such list is then sent back to the buyer in real-time for reference, providing the information such buyer needs to make an informed decision for purchase. If the buyer is interested in any of the proposed price quotes on the list, he or she then can proceed to liaise with our sales representative to request for a real-time price at that moment and place orders accordingly.

The LazyCat system streamlines the overall transaction process and significantly reduces the workload of our sales representatives, freeing them up to focus on more complex tasks, which in turn helps us save staff costs and improve operational efficiencies.

Real-time Order Matching System (實單求購)

In January 2022, we launched our proprietary real-time order matching system, which has become an innovative and disruptive way to facilitate order processing in the steel transactions industry. According to CIC, we were a pioneer in introducing real-time order matching into the steel transactions industry and are unrivalled by competitors by directly matching the needs of buyers with the product offerings of sellers in an instant manner.

With the real-time order matching system, buyers no longer waste time searching for the right sellers or negotiating prices. Instead, they can simply post their inquiries on our digital platform and interested sellers can respond quickly to buyers’ inquiries and offer prices that are up-to-date and reflective of current market conditions to meet buyers’ needs. This gives buyers the convenience to choose the best offer that meets their requirements, in terms of price, quality and delivery time, in a shorter period of time. Our real-time order matching system is also transparent, with all offers visible to all parties involved, which allows buyers to see exactly what they are getting for their money and sellers to see what their competitors are offering. This level of transparency helps build trust between buyers and sellers, which is essential for stable and long-term transactional relationships. It also effectively reduces the possibility of e-commerce fraud that is commonly caused by the information discrepancies. Currently, the real-time order matching system is still at a pilot stage and is available in selective regions with higher buyer demand and transaction frequency.

We deploy proprietary text recognition and analysis technology that serves as an integral part in the real-time order matching system. The underlying technology is based on the open-source engine Elasticsearch as well as our self-developed steel commodity compartment identification algorithm. Leveraging our massive amount of real transactional data accumulated from historical transactions, we, from time to time, extract such data for analysis and consolidate them through classification into our index system. When buyers with an order inquiry request input steel product information or upload a picture containing product information onto our real-time order matching system, the underlying algorithm intelligently identifies key words and images, translates them into standardized terms and automatically matches them with the available seller information stored in our system to locate the most suitable and optimal sellers with the requested steel products within seconds. In addition, the algorithm is able to predict, suggest and fill in certain outstanding information in buyers’ inquiries, providing an optimized experience for buyers. At present, such information includes product measurement, model, quantity, weight and other specifications.

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The diagram below is a visual presentation of the interface of real-time order matching system:

Buyer Services

It has always been our top priority to provide high-quality services to our buyers. To serve the differentiated needs of our buyers across the steel transaction value chain, we have implemented a categorized system in offering services to our buyers. By taking into account buyers’ order frequency, procurement amount, accessibility to our transaction support services and contract performance on our digital platform, we believe our buyers generally fall under the following categories, namely, speculative buyers, channel buyers and end buyers. Speculative buyers refer to the buyers who purchase steel products through our digital platform and later sell those steel products focusing on earning profits primarily from price fluctuations. Channel and end buyers are steel industry participants who procure steel products for actual use, for example, steel trading companies, manufacturing companies or construction companies. Therefore, for speculative buyers, we focus on delivering big data analytics solutions to provide market insights so as to maximize their profits. For channel and end buyers, we strive to provide high quality logistics, warehousing and processing services as well as SaaS products that will better assist them running their businesses and improving the efficiency of their day-to-day operations. During the Track Record Period, majority of our buyers are channel and end buyers who engage in construction or industrial projects. Due to their lack of comprehensive resources and advanced digital tools, these buyers have stronger demands for qualitative B2B services provided by digital platforms.

In addition, we have established diverse channels and a team of experienced service representatives to handle general buyer inquiries and complaints. Buyers can inquire about products offered on our digital platform, ask questions about orders and file complaints through various channels, including online chat support, service hotline or messages through our official Weixin accounts. Our service representatives are required to complete a series of training sessions ahead of work, so as to become knowledgeable about the steel market, all types of steel products and get familiar with the services we offer.

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We maintain a policy of directing buyers’ complaints with respect to product quality to the relevant steel product sellers within 24 hours. Upon receiving these complaints from buyers, we actively raise and examine the issue with the steel product sellers. If it is determined that there is a bona fide quality defect, we provide a refund and then seek reimbursement from such steel product sellers. We process such refund requests in a timely manner. Return requests are typically handled via one of the following methods: (i) we accept the return requests and refund the buyer in full, (ii) we may make partial refund to the buyer without the buyer's returning of the products, or (iii) we may arrange replacement services to handle the quality defect. During the Track Record Period, the total value of products returned in mainland China amounted to RMB13.1 million, RMB9.7 million, RMB10.5 million and RMB14.0 million for 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, accounting for less than 0.01% of the total value of products sold in mainland China in each year respectively, and no products were returned outside of China. Whether the cost of products returned is borne by us or by our sellers is either decided through negotiations between us and the sellers, or by third-party assessments. We will bear the costs of product returns if we are found to be at fault in the return of the product, for example, if we are responsible for packing or shipping the product in question, and such product was damaged as a result of our actions in the packing or shipping process. During the Track Record Period and up to the Latest Practicable Date, there had been no material product recalls, product returns, product liability claims or buyer complaints that adversely affected our business.

Seller Selection and Management

We have established strong, long-term relationships with steel product sellers on our digital platform. As of December 31, 2021, 2022, 2023 and September 30, 2024, an aggregate of over 9,200, 10,500, 12,600 and 14,800 registered third-party sellers to offer steel products to buyers on our digital platform, respectively. Sellers can conduct a variety of business activities on our digital platform, among others, upload, post and manage their inventory catalogues, track orders placed by buyers and shipping status, as well as monitor steel pricing trends in the market with the help of our digital tools.

We have established a strict screening process for potential steel product sellers on our digital platform. We use standardized criteria and qualifications for the selection of steel product sellers on the basis of their product quality, reputation, scale of production, price and ability to deliver products or services on time. We perform background checks on each potential steel product seller by examining their business licenses, their product quality certificates and production facilities, and conduct on-site visits at least once a year to assess and verify, as applicable, their production facilities, scale of business, production capacity, property and equipment, human resources, quality control systems and fulfillment capability.

Under transaction services, we normally collect advances from buyers and make prepayments to sellers on a back-to-back basis, and we recognize advances from buyers and prepayments to sellers. Relying on the interactive interface portal established between our system and the paying bank's billing system, our system will automatically generate the collection receipt after the downstream buyer pays the advance, based on which we would initiate an application for prepayment to the upstream sellers internally. This application needs to be confirmed and approved by our transaction services department before it is sent to our financial department to proceed with actual payment to the sellers. In addition, our system does not allow the prepayment amount to sellers to exceed the amount of advances collected from buyers. When the amount paid is greater than the amount collected, an alert will be triggered and a notification will be sent to our finance team to conduct a more comprehensive assessment of the cash flow involved in the transaction. Since the second half of 2024, we have further enhanced our internal control measures regarding payments and delivery instructions to sellers. For example, we have implemented dynamic quota management for the sellers. When we observe volatile price fluctuations in the market or potential risks related to sellers' operations, we require the sellers to deliver steel products before we make payments to them, ensuring that we can reliably fulfill our obligations to the buyers. We also carefully set and regularly review limits on cash payments to sellers based on their trading histories. In addition, since October 2024, we have been using a supply robot system that provides delivery instructions, including delivery details, to sellers for the transactions on our platform, instead of requiring manual entry of delivery instructions by our employees.

We monitor the contract performance of our steel product sellers from a variety of perspectives, including delivery and transportation status, settlement status, and quality of products delivered. We have established an internal risk alert system, based on which we also monitor the business condition of our steel product sellers, ensuring that we can take appropriate and timely steps if and when risks arise. Furthermore, we undertake holistic evaluations of our steel product sellers on a monthly basis based upon a wide range of factors, including but not limited to, level of stock, associated transaction volume, quality-related complaints, promptness in issuing invoices and legal risks. Based on our continuing evaluation, our seller database is updated from time to time to ensure the best possible experience for our buyers.

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TRANSACTION SUPPORT SERVICES

Leveraging our disruptive and innovative business model, we were the first in the industry to offer the one-stop and fully integrated suite of B2B services covering the entire value chain of the steel transactions, according to CIC, which we believe creates synergetic effects that improve the industry’s operational efficiency and differentiate us from our peers. We provide a suite of integrated transaction support services on our digital platform, which primarily include logistics services, warehousing and processing services. During the Track Record Period, we also provided transaction settlement services. We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

In 2021, 2022 and 2023 and the nine months ended September 30, 2024, we generated revenues from our transaction support services of RMB745.2 million, RMB468.7 million, RMB509.0 million and RMB327.0 million, respectively.

FatCat Logistics

We believe logistics services play an important role across the entire steel transaction value chain. Timely and reliable fulfillment of orders is critical to the continuing success of our business. The traditional logistics process in the steel transactions industry is both inefficient and time-consuming. Under the traditional steel transaction process, buyers need to arrange for logistics services themselves. It takes time for buyers to find suitable carriers, and additional time must then be spent on communicating with these carriers and attempting to get a good price. Meanwhile, carriers with idle resources often sit around and wait for buyers to find them. We strive to find solutions for the above logistics pain points in the steel transactions industry through end-to-end visualization of fulfillment process, standardization of services, transparent pricing and diversified models so as to offer efficient, convenient and safe fulfillment solutions to our buyers on our digital platform.

We provide our logistics services primarily through FatCat Logistics, an open platform available to both buyers who purchased steel product on our digital platform and others who simply elect to use our logistics services to find suitable carriers. Upon the receipt of a buyer’s delivery request, we assign the order to suitable carriers from our pre-qualified pool by deploying our proprietary TMS, also known as “White Dragon Horse” (白龍馬). During the Track Record Period, all of our logistics services were outsourced to third-party carriers. As of September 30, 2024, we collaborated with over 1,700 third-party carriers and over 173,900 trucks, and we developed over 7,300 routes across the country, which significantly improved the efficiency of the coordination with carriers and truck dispatching. Leveraging the massive and stable volume of orders generated from our FatCat Logistics, we have built close relationships with carriers while bringing them a steady stream of businesses. In turn, our carriers have been increasingly willing to offer us more favorable terms. We earn the difference between the delivery fees paid by buyers and the logistics fees we pay to carriers. We normally settle the logistics fees with carriers on a monthly basis. Furthermore, we strive to further monetize our service offerings on our carrier network. For example, we also offer tires to our carriers, from which we collect commission fees.

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The total transaction volume of steel products that was fulfilled by our logistics services was 9.7 million tons, 5.5 million tons, 7.0 million and 5.3 million tons in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively. The decrease of logistics volume was primarily because we strategically initiated a structural change of our logistics business, when we trimmed down certain logistics services with relatively lower margin. However, we believed such structural change will assist us in achieving better profitability in the long run. We recorded gross profit per ton of logistics services of RMB1.7, RMB3.9, RMB3.8 and RMB5.4 in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively with gross profit margin of 2.4%, 5.7%, 6.0% and 9.5% in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

Digitalization of Logistics Services

In line with our continuing efforts to address the inefficiencies of fulfillment process in the industry, in 2014, we developed our proprietary TMS. With our proprietary TMS, we can instantly match an available pool of pre-qualified carriers with the buyers' delivery demand, saving precious time and money for both sides. According to CIC, we were the first in the steel transactions industry to introduce such logistics solutions to facilitate the delivery of steel and other bulk commodities.

Our proprietary TMS is integrated into our TP system. When placing an order, a buyer can select to use our logistics services at check-out. For buyers that do not make purchases on our digital platform, but opt to use our logistics services, they can post their requests for logistics services on FatCat Logistics, and such request may contain product specifications and the place of pick-up and drop-off. Once our TMS receives logistics request from a buyer, it generates recommendations in real-time by matching the most suitable carriers from a pool of pre-qualified carriers for this buyer within as short as 10 minutes. In this process, we factor in a multitude of variables in connection with the carriers, including the carriers’ availability, loading capacities, maintenance status and price tolerance, so as to render the optimal choice for the buyer.

Moreover, to improve the credibility and reliability of the fulfillment process, we launched “Logistics Sentinel” (物流哨兵), a digital tool co-developed with an independent third party, which visualizes the shipping process and enables the buyers to track the shipping status of their orders in real-time, successfully making the shipping process highly transparent and fully traceable. This has been rarely seen in the traditional steel transaction process, according to CIC. Logistics Sentinel monitors the GPS location of the trucks in transit, making each transport fully traceable for buyers, and any abnormalities can be easily flagged. In addition, we also have designated personnels responsible for monitoring the logistics orders, so as to ensure a smooth experience for buyers.

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Carrier Selection and Management

We have established a set of stringent criteria to carefully select the top-quality carriers to serve buyers on our digital platform. We require them to have a minimum of three-month operational history. Thorough searches on potential carriers are conducted to assess the possible conflict of interest with us, which include their corporate shareholding structures, litigation records and operational track records.

We normally enter into cooperation framework agreements with the carriers, and the salient terms of such agreements are set forth below:

•	Term. The agreement we enter into with third-party carriers typically have a term of one year, subject to renewal.

•	Price. The price that we pay to our carriers is determined either on a pre-negotiated fix price per ton, or upon each freight order that we assign.

•	Risk allocation. Carriers shall bear the risk for any steel products en route from warehouses to final destinations, and provide reimbursement for any losses, shortages, deteriorations, pollutions or damages to such steel products based upon the market price on the delivery date at the agreed unloading destination in the freight order. We would only bear the freight risk in the case that we are at fault for the damages of the steel products.

•	Payments. We reconcile and arrange for payment with our carriers on a monthly basis.

We have established a system to assess and rate the performance of our carriers and provide feedback to them to help improve their service capabilities and qualities. For instance, we evaluate the performance of our carriers by multi-dimensional metrics, including among others, their transportation capacity, service quality rated by the buyers and number of logistics order undertaken during a given period of time. We may from time to time opt to terminate our partnerships with carriers that fail to meet our standards based on our periodic evaluation of their performances. We also maintain regular communications with our carrier partners to improve their service qualities.

Warehousing and Processing Services

With an aim to provide full-suite buyer services, we draw on our resources and experience in the industry to provide high-quality warehousing and processing services to meet buyers' needs. We provide one-stop warehousing and processing services by consolidating the resources of the warehouses and processing factories in the market. If buyers have processing or warehousing needs after their purchases, we connect them with the suitable service providers based on their specific requirements, through which, we earn the difference between the price we charge our buyers on a per ton basis and payment to our partnered third-party service providers. For example, we match buyers' needs with a pool of pre-qualified processing factories that provide services such as cutting and slitting of steel products. We settle payments with our partnered service providers regularly.

During the Track Record Period, all of our warehousing and processing services were provided by third parties. We carefully select our warehousing and processing service providers based on various criteria, including their qualifications, reputation, cost, storage capacity and others. We do not bear any storage or processing risks, and any losses arising out of the service providers’ errors in handling the steel products will be compensated by the relevant service providers. Our warehousing service does not charge users additional margins on top of service providers' quotes. Our processing service recorded a gross margin of 1.6%, 1.9% and 1.7% in 2021, 2022 and 2023, respectively. Our processing service recorded a gross margin of 100% in the nine months ended September 30, 2024, mainly due to using net method to capture the change in business models of the processing service in the first half of 2023. We used to act as a principal under processing service. From March 2023 onwards, we act as agent under processing service and revenue is recognized on net basis when we arrange the processing service from the service providers to customers and there is no responsibility for delivery of processing services from us.

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Transaction Settlement Services

During the Track Record Period and up to the termination of such services by August 2024, we provided transaction settlement services for both of our buyers and sellers, which did not generate substantial revenue. Our revenue from transaction settlement services accounted for approximately 4.1%, 6.0%, 4.8% and 1.7% of our total revenue in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

Within our transaction settlement services, we classified our operating models into bilateral and trilateral models. Bilateral models referred to transactions directly conducted between us and our transaction settlement service users, while trilateral models referred to transactions conducted among us, our transaction settlement service users and our third-party partners. In the trilateral models, we did not directly participate in the steel transaction process and only provided support to facilitate the steel transaction process.

Such transaction settlement services exposed us to potential credit risks. Upon our management team's strategic review on the business, we have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. We have negotiated with our transaction settlement service users and financial institution partners to settle the existing contracts or sign termination agreements to discontinue the provision of transaction settlement services. According to these termination agreements, both parties confirm that there are no disputes regarding the original contracts at the time of termination, and neither party bears any liability for breach of original contracts. During the Track Record Period, our revenue from FatCat Bai Tiao and FatCat Easy Procurement amounted to RMB36.3 million, RMB32.4 million, RMB45.8 million and RMB19.2 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, accounting for approximately 2.7%, 3.6%, 3.9% and 1.7% of our total revenue during the same period, respectively. The transaction volume supported by our FatCat Bai Tiao and FatCat Easy Procurement amounted to 5.6 million tons, 7.2 million tons, 9.3 million tons and 2.8 million tons in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively accounting for approximately 15.7%, 19.9%, 19.0% and 6.8% of our total transaction volume during the same period, respectively. Upon termination, we no longer generate revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on our digital platform.

Bills Settlement (票據結算)

Buyers on our digital platform often receive bills from their downstream customers in their day-to-day businesses to purchase steel or logistics services. When purchasing on our digital platform, buyers can choose to settle with bills at check-out. Upon the receipt of bills, we discount them to banks or endorse to sellers for settlement. Since the bills are based on genuine transactions, we can easily provide corresponding contracts and invoices for the counterparties to process. We only provide bills settlement service to customers for settling particular transactions on our digital platform, and do not generate revenue from receiving bills from buyers as the settlement method.

Terminated Transaction Settlement Services

FatCat Bai Tiao (胖貓白條) Products

Initially we provided credit sales arrangement to eligible buyers, allowing them to pay us in an extended payment term for their purchases made on our digital platform, which was referred to as “bilateral Bai Tiao” (二方白條). Starting from April 2020, we started to partner with selected reputable financial institutions who directly extend loans to eligible buyers based on their transactional data on our digital platform, which was referred to as “trilateral Bai Tiao” (三方白條). We did not take any ownership of steel products under either bilateral or trilateral Bai Tiao products. During the Track Record Period, we offered our Bai Tiao products primarily under the trilateral model, namely through the partnerships with financial institutions. We have ceased to provide FatCat Bai Tiao and the underlying systems by August 2024.

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Under the bilateral Bai Tiao model, we allowed eligible buyers to make purchases on credit, enabling them to “buy first, pay later”. We provided credit sales arrangement directly to buyers. Under bilateral Bai Tiao model, we paid sellers the transaction amount first and collect payment from buyers later, and the ownership of the steel products transferred directly from the sellers to the buyers. In addition, during the Track Record Period, we also collected liquidated damages as a percentage of users' total procurement values during the extended payment term provided to users after the initial payment due date. As of December 31, 2023, the outstanding balance under bilateral Bai Tiao model was RMB71.8 million. The outstanding balance under bilateral Bai Tiao model was recognized as trade receivables for transaction services, as their nature is similar to receivables in contracts with customers with credit terms, while the receivables regarding liquidated damages are recognized as trade receivables for transaction support services. Trade receivables for transaction service are assessed for loss allowances under general approach, whereas trade receivables for transaction support service were assessed for loss allowances under simplified approach. During the Track Record Period, we did not incur bad debts due to user defaults.

Based on genuine transaction activities on our digital platform, we partnered with reliable financial institutions, who extended loans directly to eligible buyers, to provide trilateral Bai Tiao.

We detected irregularities in the buyer’s transactional history, such as whether it has been blacklisted by our digital platform or was subject to any legal proceedings and court judgments. The eligible buyers were then recommended to our collaborative financial institutions for reference only. The financial institutions conducted their credit assessment and make their lending decision independently using their own platforms, if any. Such decision was subject to the financial institutions’ absolute discretion and pursuant to their internal policies. Loans extended by financial institutions under our Bai Tiao products can only be used as payments for transactions on our digital platform. The buyer was obligated to pay back the outstanding loan to the financial institution once due.

During the Track Record Period, we typically entered into cooperation agreements with collaborative financial institutions, and entered into technical service agreements with buyers, whereas buyers enter into credit facility agreements with the financial institutions directly. Based on the negotiation with financial institutions, we may charge financial institutions and/or buyers service fee. For financial institutions, service fee was generally set as a portion of the interests collected by them, while for buyers, service fee was generally set as a fixed amount for the use of our services. We were not subject to any liabilities in case of user defaults.

Pursuant to service agreements with our buyers, the buyers authorize us to collect and analyze their corporate and transactional data on our digital platform. Corporate information primarily consists of information of enterprises registered at all levels of the Administration for Industry and Commerce in China. We obtained consents from our buyers prior to sharing such information to collaborative financial institutions.

During the Track Record Period, compared to bilateral Bai Tiao model, we charged service fees only under trilateral Bai Tiao model and therefore no receivables in relation to purchase of steel products were recognized.

FatCat Easy Procurement (胖貓易採)

During the Track Record Period, FatCat Easy Procurement was offered under both bilateral and trilateral models. We have ceased to provide FatCat Easy Procurement and the underlying systems by August 2024.

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Under the bilateral model, we, on behalf of the users, paid their upstream steel mills directly for the steel products, and the users can later collect the steel products from us once they pay us in full. Until such payment, the ownership of the steel products belonged to us. In case of any user defaults, we may liquidate the products at hand to recover losses. We charged our users a service fee on a per ton basis or calculated on the basis of the total amount of steel products they purchase and the time difference between our payments to the steel mills and users' payments to us.

During the Track Record Period and up to the termination of FatCat Easy Procurement services by August 2024, in order to mitigate potential risks arising from the mismatch between the prepayments to sellers and advances received from the buyers, we implemented a set of internal control measures for bilateral FatCat Easy Procurement services where we, on behalf of the users, paid upstream steel mills directly for the steel products, and then collected payments from the users, along with the aforementioned system-level alert notification. Before placing an order with upstream steel mills or distributors, we required a deposit of approximately 10% to 30% of the total payment from the bilateral FatCat Easy Procurement users. Once the ordered steel products have been transported to the designated warehouses, steel product ownership was transferred to us until the remaining payment was made by the user. Typically, the deposit could only be offset against the final payment. We had no discretion in determining price of goods under FatCat Easy Procurement services and the user assumed sole responsibility for any resulting losses and liabilities. The user was required to maintain a sufficient deposit balance given the fluctuation in market price of the products. If these measures did not fully compensate us for our losses regarding market price fluctuation, we reserved the rights to pursue additional compensation from the users.

We started to offer FatCat Easy Procurement under a trilateral model in 2021. Before August 2024, under the trilateral model (三方易採), we provided procurement management system and relevant supports and services to third-party large-scale enterprises who utilize the system for various operations, including approval, shipment management and settlement. Large-scale enterprises entered into separate agent purchase agreements with the users, and would pay the upstream steel mills or distributors on behalf of the users and charge such users a service fee. During the Track Record Period, under the trilateral model, we charged large-scale enterprises service fees which are set as a portion of the actual service fees charged by them from trilateral FatCat Easy Procurement users.

During the Track Record Period, FatCat Easy Procurement was primarily offered under the trilateral model, under which we were not directly involved in the steel transaction process. As of December 31, 2023, the outstanding balance of bilateral FatCat Easy Procurement amounted to RMB171.5 million, which was categorized into prepayment to users in relation to transaction services and transaction support services. We assessed that the loss allowances for the prepayments to users in relation to transaction services and transaction support services to be insignificant, and therefore no provision is recognized.

Commercial Factoring Business

To a lesser extent, we used to provide commercial factoring services to certain third parties who had financing needs even without an underlying transaction on our digital platform, where we received trade receivables based on factoring relationships between us and users for their funding needs. Users under commercial factoring services were counter-parties who, at the time of factoring, did not use bills as a payment or settlement method for steel product transactions on our digital platform. Most of such users are companies in the steel industry. During the Track Record Period, we provided commercial factoring services through Shenzhen Gangyou, which had been ceased by end of August 2023. Revenues generated from our commercial factoring business accounted for less than or approximately 2% of the total revenues in each year during the Track Record Period. For details, see “Regulations Applicable to the Target Group’s Business and Operations – PRC Laws and Regulations – Regulations Relating to the Commercial Factoring.”

BUSINESS OF THE TARGET GROUP

TECHNOLOGY SUBSCRIPTION SERVICES

Leveraging our comprehensive service offerings, we have accumulated a substantial volume of data, including transactional data generated from our digital platform, mapping and transportation data from our logistics and warehousing services. This enormous and diversified data provides us with an unparalleled competitive advantage over our competitors. Over the years, we have constantly strengthened our data analytics capabilities to develop innovative solutions to tackle the pain points in the steel transactions. As of the Latest Practicable Date, all of our technology subscription services are conducted through apps or SaaS products, which are separated from our digital platform.

Zhaogang Index (找鋼指數)

Zhaogang Index is a mobile app developed by us with data offering service to help industry participants make data-driven strategic business decisions. It is designed for use by participants across the steel transaction value chain. Subscribers to Zhaogang Index can get access to a wide range of real-time information related to steel prices, market transaction volumes, and price indices. Zhaogang Index is a critical product for us to expand our market influence. As of September 30, 2024, Zhaogang Index accumulated over 520,000 users.

Zhaogang Index’s data is sourced from our massive amount of steel transactions and real-time prices and quotation fluctuations that happens simultaneously on our digital platform, thereby ensuring the accuracy and immediacy of the data provided to its subscribers. The real-time data provided by Zhaogang Index can provide scientific data support for steel mills and steel traders to set sales prices and determine production or inventory strategies, and also help buyers strategize the timing of procurement and reduce procurement costs, which ultimately enables all upstream and downstream industry participants in the steel transaction value chain to understand the market more accurately, improve operational and transactional efficiency with the help of big data analytics.

Below is a visual presentation of our Zhaogang Index:

BUSINESS OF THE TARGET GROUP

In recognition of Zhaogang Index’s outstanding performance and testifying to our industry-wide impact, we were selected by the Shanghai Municipal Commission of Economy and Informatization (上海市經濟和信息化委員會) as one of the recommended data service providers in Shanghai in 2021.

Steel SaaS Products

FatCat Cloud (胖貓雲)

With an aim to improve transaction efficiency in the steel transactions industry, digitalize the whole value chain and strengthen deeper synergies among all business segments, in June 2020, we launched FatCat Cloud, an ERP system, that helps users manage their steel transactions easily and efficiently, covering different steel transaction scenarios, supporting automation and processes in procurement, finance, inventory management, logistics sales and customer management.

With FatCat Cloud, which is hosted by Tencent's public cloud and delivered over the internet, users can spare the efforts of separately purchasing local servers and storages to support the operation of their ERP system, and can easily obtain access through internet portals. FatCat Cloud is equipped with an easy-to-use interface and supports omni-channel access from mobile devices, including smartphones and tablets, providing greater flexibility and enabling users to work on-the-go. For instance, FatCat Cloud has built-in contract templates, allowing the users to conveniently customize their desired contractual terms by simply inputting key transactional details. Furthermore, FatCat Cloud is based on Tencent’s cloud-native technology, which deploys an innovative distributed underlying architecture, and is featured with more rapid iteration, higher scalability, data security and disaster recovery, as compared to localized deployment software commonly used in the steel industry, according to CIC.

FatCat Cloud now is seamlessly integrated with all of our major business segments, through which users can easily manage all of their transactions on our digital platform simply through one system. All users’ transactional data on our digital platform is automatically synced to FatCat Cloud, through which users can easily manage order placing, contract signing, settlement and invoice issuances. In addition, FatCat Cloud is embedded with portals to our logistics system, which enables an end-to-end steel transaction business management. For instance, buyers on our digital platform can access our logistics services and post their inquiry of carriers through the FatCat Cloud or look up the credit terms and amount of their Bai Tiao loans. Moreover, users of FatCat Cloud are granted accesses to the weekly market analysis offered on Zhaogang Index, keeping them abreast of the latest market developments and assisting their decision-making processes. Furthermore, FatCat Cloud is also seamlessly connected with our FatCat Shopkeeper, which significantly improves sellers' transaction efficiencies on our digital platform. By connecting major business segments, FatCat Cloud has helped us achieve a full service coverage for users from the front-end steel transactions to the back-end business management, which significantly increases their stickiness and loyalty to our digital platform as a whole.

BUSINESS OF THE TARGET GROUP

Currently, FatCat Cloud can be accessed through both computers and mobiles. Below are visual presentation of the interfaces of FatCat Cloud:

Computer Interface

Mobile Interface

Currently, subscribers to our FatCat Cloud primarily fall under three categories, namely, steel trading companies, steel manufacturing and processing companies, as well as construction companies, all of which have strong demand for easy-to-use digital tools to manage their steel procurement, inventory level, sales and other business activities. We offer a seven-day free trial period and charge a tiered subscription fee depending upon the length of the subscription period. We had over 1,000, 1,600, 2,100 and 2,080 subscribers as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively.

BUSINESS OF THE TARGET GROUP

FatCat Shopkeeper (胖貓掌櫃)

With an aim to enhance our transaction efficiency, we launched FatCat Shopkeeper, a supply chain collaboration system that allows sellers to independently upload and post their inventory on our digital platform, manage their inventory catalogues displayed online, monitor steel pricing trends in the market and track their order and logistics status in real-time. As of December 31, 2021, 2022, 2023 and September 30, 2024, we accumulated over 4,500, 5,200, 6,300 and 6,900 users on FatCat Shopkeeper.

The diagram below is a visual presentation of the interface of FatCat Shopkeeper:

Non-Steel SaaS Products

TCRM Platform (騰採通)

Our Trading Customer Relationship Management Platform, or TCRM Platform, co-developed by us and Tencent, is the first B2B transaction SaaS tool for industrial products in China, according to CIC, demonstrating our capabilities in replicating and extending our strong digital solutions to non-steel industries.

In the electronic components and electrical and electric industries, upstream and downstream SMEs are accustomed to using Tencent IM, the enterprise version of QQ, Qidian and WeCom, to communicate, negotiate commercial terms and exchange information, usually on one-to-one basis, which is highly inefficient. In addition, there are multiple intermediaries and tens of millions of SKUs in the transaction value chain, making the matching of supply and demand between the upstream and downstream players extremely time-consuming and laborious. To address these industry pain points, we co-developed the TCRM Platform together with Tencent, which is a digital tool that applies the NLP and deep learning technology to the price inquiry and quotation process in B2B transactions. Underpinned by Tencent’s IM system, the TCRM Platform is able to intelligently capture business opportunities in the transaction chat groups and improve transaction efficiency by facilitating faster matching of supply and demand.

With its advanced NLP and AI machine learning capabilities, the TCRM Platform can collect and automatically convert front-end unstructured instant messages within chat groups into structured business opportunity data, and match sellers’ and buyers’ needs in real time. Once a buyer’s need matches a seller’s inventory capacity, the TCRM Platform delivers price quotations automatically, which effectively streamlines the quote-to-sale process. With the help of our TCRM Platform, the average quotation time can be as short as three seconds. As of December 31, 2023, the TCRM Platform performed over 6 million order interpretations and generated over 100 million transaction matches on an average daily basis. Moreover, through its API interface, the TCRM Platform can be integrated to users’ internal enterprise systems, including ERP and CRM, realizing a fully transparent and automated management of the transaction process, which significantly improves efficiency and saves labor costs. Furthermore, users can use the system to track buyer/seller interactions and analyze historical transactional data to identify trends and preferences. Such information can be used to optimize the product offerings and price adjustments, thereby facilitating businesses to stay competitive and respond quickly to rapid changes in the market.

BUSINESS OF THE TARGET GROUP

We charge a tiered subscription fee for our TCRM Platform based on the length of the subscription period and the number of users, with an annual subscription fee ranges from RMB1,000 to RMB3,100 for each user. The subscription fee may also vary according to the size of the subscribing enterprises and their business model. Other than the subscription fee, we do not charge any commission fees based on the transaction volumes matched by the TRCM Platform. We had accumulated TCRM Platform subscribers of over 2,300, 5,100, 6,400 and 6,200 as of December 31, 2021, 2022, 2023 and September 30, 2024, respectively.

The TCRM Platform is disruptive to traditional price inquiry and quotation process, which is highly scalable and could be replicated to a variety of non-steel industries. As of the Latest Practicable Date, the TCRM Platform’s sector coverage has expanded from electronics components to electrical and electric, hardware and electromechanical products and others. Its innovativeness has been widely recognized in the market. In 2021, Shanghai Tengcai Technology, the operating entity of TCRM Platform, was recognized as the Most Valuable Investment Enterprise in OFWeek China Industrial Automation and Digitalization Industry in 2021 (維科杯 OFWeek 2021中國工業自動化及數字化行業年度最具投資價值企業獎). In addition, Shenzhen Tengcai Technology was awarded the Outstanding Service Provider in the Distribution Industry (傑出分銷行業服務商) by Electronics Supply and Manufacturing China (《國際電子商情》) in the Global Electronic Component Distributor Awards (全球電子元器件分銷商卓越表現獎) in 2021. In 2022, the TCRM Platform was recognized by National Business Daily (每日經濟新聞) as one of Top Ten Samples of Integration between Digital and Real Economy in 2022 (2022數實融合十大年度案例).

Set forth below is a visual presentation of TCRM Platform’s interface:

BUSINESS OF THE TARGET GROUP

OVERSEAS TRANSACTION BUSINESS

According to CIC, China has the largest production volume of crude steel and the highest steel consumption volume in the world. Leveraging China’s dominant position in the global steel manufacturing and export markets and our strong supply chain capabilities, we believe we are well-positioned to serve to the visionary Belt and Road Initiative, where market demands for steel products are substantial, help Chinese steel makers expand into overseas markets and enhance our global influence. We started our overseas transaction business in 2015.

We have established overseas subsidiaries to import steel products from suppliers in China or purchase steel products from local suppliers and then sell to local retail customers. During the Track Record Period, our overseas transaction business was primarily operated under direct sales model, where we mainly acted as a principal to procure steel products from suppliers, manage inventories and distribute them directly to overseas customers through overseas distribution channels. We generally purchase steel products from local suppliers when we have confirmed sale orders or clear demand from local customers. After making prepayments to local suppliers, we request them to expedite delivery to maintain control over the product ownership. We employ local employees and either rent local warehouses or cooperate with local business partners to store the steel products into such business partners’ local warehouses for custody. In certain countries such as Thailand and Vietnam, we act as agent appointed by the sellers to sell steel products to local buyers on their behalf and earn commission fees on a per ton basis. During the Track Record Period, customers of our overseas transaction business include both manufacturers and traders, with manufacturers primarily engaged in power equipment industry and construction industry, and traders primarily engaged in hardware and building material industry. For example, we are involved in supplying for reputable construction projects such as the Alamein New City in Egypt and Elano project in UAE. As of the Latest Practicable Date, we primarily operated in East Asia and Middle East.

We are still in the early stage of ramping up our our overseas transaction business, and expect to pursue the “heavy-to-light” business transformation as well. We invested in establishing digital infrastructure and expanding our customer base for our overseas transaction services. We gradually accumulated considerable resources and are able to replicate our successful domestic experience in the overseas transaction services. Our overseas transaction services have been supported by FatCat Cloud, a robust SaaS product aimed at improving transaction efficiency. By leveraging our enhanced brand recognition and effective local resource management, we expect to further execute the “heavy-to-light” transformation strategy in our overseas transaction business in the foreseeable future.

In 2021, 2022, 2023 and the nine months ended September 30, 2024, revenues generated from overseas transaction business amounted to RMB321.4 million, RMB216.9 million, RMB221.1 million and RMB420.5 million, respectively. During the same periods, transaction volume under our overseas transaction business was over 66 thousand tons, over 35 thousand tons, over 40 thousand tons and over 79 thousand tons, respectively.

NON-STEEL PRODUCTS TRANSACTION BUSINESS

Leveraging our deep insights, expertise and long-standing presence in the steel industry, we believe we are well-positioned to replicate our service capabilities in the steel industry to non-steel industries and expand our business opportunities. We started our non-steel product transaction business in late 2022. As of the Latest Practicable Date, our non-steel products transaction business was primarily involved in non-steel industrial raw materials, including electrical and electric products, and we expect to continue to diversify into more categories of non-steel industrial raw materials. We generally act as principal to purchase non-steel products from domestic seller and sell such non-steel products to domestic third-party buyer. For certain non-steel product buyers, we act as an agent to earn commission income from arranging the provision of non-steel products by sellers to the buyers. During the Track Record Period, revenue generated from non-steel product transaction business where we acted as agent accounted for less than 1.5% of our total revenue from non-steel product transaction business.

BUSINESS OF THE TARGET GROUP

In 2021, 2022, 2023 and the nine months ended September 30, 2024, revenues generated from non-steel transaction business amounted to nil, RMB2.4 million, RMB123.3 million and RMB137.6 million, respectively.

KEY OPERATING DATA

The following table sets forth our key operating data during the periods indicated:

	As of/For the Year Ended December 31,			As of /For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
Total GMV (RMB in billions)(1)	187.2	162.1	195.5	137.0	152.9
GMV for steel products (RMB in billions)	187.2	162.1	195.4	136.9	152.6
GMV for non-steel products transaction business (RMB in millions)(2)	–	2.7	139.4	71.4	282.7
Total Transaction Volume (ton in millions)(3)	35.6	36.2	49.0	34.1	41.3
Transaction Services
Online third-party transaction volume (ton in millions)(4)	34.7	35.3	47.3	32.9	40.3
GMV for online third-party transaction (RMB in billions)(5)	182.4	157.7	188.8	132.3	148.5
Number of transacting SME buyers(6)	30,579	28,467	28,899	25,598	24,722
Number of transacting sellers(7)	3,556	3,829	5,155	4,267	5,529
Number of key accounts(8)	58	49	66	61	41
Average commission fee per ton charged on sellers (RMB)(9)	4.5	4.4	5.1	5.1	5.2
Average commission fee per ton charged on key accounts (RMB)(10)	166.1	104.0	132.2	129.4	200.2
Net volume retention rate(11)	104.7%	117.8%	166.7%	150.4%	127.1%
Average steel price (RMB)(12)	5,259.0	4,472.7	3,992.0	4,017.3	3,691.3
Transaction Support Services(13)
Transaction volume supported by logistics services (ton in millions)(14)	9.7	5.5	7.0	5.2	5.3
Number of buyers that used logistics services(15)	10,920	8,965	9,887	8,224	8,903
Transaction volume supported by transaction settlement services (ton in millions)(16)	6.0	9.0	13.1	9.2	8.8	(19)
Number of FatCat Bai Tiao users	2,103	2,173	4,401	3,819	N/A	(20)
Transaction volume under FatCat Easy Procurement (ton in millions)(17)	2.1	3.9	4.5	3.3	1.0	(19)(21)
Number of FatCat Easy Procurement service users	159	315	546	456	234	(19)

BUSINESS OF THE TARGET GROUP

	As of/For the Year Ended December 31,			As of /For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
Technology Subscription Services
Number of subscribers for FatCat Cloud	1,002	1,652	2,179	2,034	2,085
Number of subscribers for TCRM Platform	2,328	5,173	6,462	6,113	6,244
Overseas Transaction Business
Transaction volume (in tons)(18)	66,414.8	35,135.7	40,774.2	26,090.0	79,780.8

Notes:

(1)	Represents our total GMV includes (i) total value of steel products sold under transaction services, (ii) total value of steel products transacted under FatCat Easy Procurement, (iii) total value of steel products under overseas transaction business, and (iv) total value of non-steel products during a given period.

(2)	We started our non-steel products transaction business in late 2022, and recorded significant growth in the nine months ended September 30, 2024.

(3)	Represents the total tonnage of steel products (i) transacted under our transaction services (including steel product transactions supported by FatCat Bai Tiao as the use of FatCat Bai Tiao services eventually results in facilitating online third-party transactions), (ii) transacted under FatCat Easy Procurement, and (iii) transacted under overseas transaction business during a given period.

(4)	Represents total transaction volume excluding tonnage of steel products (i) transacted under Bilateral FatCat Easy Procurement services as no third-party is involved and (ii) transacted under overseas transaction business as such transactions are not facilitated through digital platform.

(5)	The decrease of GMV from 2021 to 2022 was primarily due to the decreasing steel product price in 2022.

(6)	Represents SME buyers who transacted at least once on our digital platform during a given period. The decrease of the number of transacting buyers from 2021 to 2022 was primarily due to the adverse impact brought by COVID-19 pandemic. The slight decrease of the number of transacting buyers from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 was primarily attributed to certain steel trading companies reducing their purchases, which was affected by the prevailing industry environment within the real estate and construction industries.

(7)	Represents sellers who transact at least once on our digital platform during a given period. The increase in the number of transacting sellers from 2021 to 2023 was primarily due to the expansion of our business.

(8)	Represents key accounts who transact at least once on our digital platform during a given period. The decrease in the number of key accounts from 2021 to 2022 was primarily because we suspended our cooperations with certain key accounts that had long overdue accounts receivable in 2021. As the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, we experienced a rebound in the number of key accounts in 2023. As of September 30, 2024, we experienced a decrease in the number of key accounts, primarily because we reduced our cooperations with certain key accounts that had long credit period, and were evaluating cooperations with new key accounts that had more purchase need and shorter credit period.

(9)	Represents the total commission fees we charged on sellers during a given period divided by total transaction volume from sellers during that given period. The decrease of commission fees for sellers from 2021 to 2022 was primarily due to our strategy to promote transaction activities during COVID-19 pandemic.

(10)	Represents the total commission fees we charged from key accounts during a given period divided by total transaction volume from key accounts during that given period. The decrease of average commission fee per ton for key accounts from 2021 to 2022 was primarily because we started to offer shorter extended payment period for key accounts in 2022, which were charged by relatively lower commission fee rate.

(11)	Represents the total transaction volume of retained SME buyers during a given period divided by the total transaction volume of the same group of SME buyers in the immediately preceding period. The increase of net volume retention rate in 2023 was primarily because a series of restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, resulting in a recovered steel transaction volume in 2023. The decrease of net volume retention rate from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 was primarily attributed to certain steel trading companies reducing their purchases, which was affected by the prevailing industry environment within the real estate and construction industries.

(12)	Represents the total GMV during a given period divided by total transaction volume during that given period. The fluctuation of our average steel prices from 2021 to 2023 was primarily influenced by the prevailing market prices.

(13)	We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

BUSINESS OF THE TARGET GROUP

(14)	Represents the total tonnage of steel products facilitated by our logistics services, including transaction volumes supported by logistics services attributable to users whose steel products were purchased through our digital platform and transaction volume attributable to users who elected to use our logistics services only without purchasing through our digital platform. The decrease of transaction volume supported by logistics services from 2021 to 2022 was primarily due to the adverse impact brought by COVID-19 pandemic, including the disrupted inter- and intra-city transportation. As the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, we experienced a rebound in the transaction volume supported by logistics services in 2023.

(15)	Represents the number of buyers who used our logistics services at least once during a given period. The decrease of logistics users in 2022 was primarily due to the decline in demand of logistics services, which was a result of the adverse impact brought by COVID-19 pandemic. As the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, we experienced a rebound in the number of buyers that used logistics services in 2023.

(16)	Represents the total tonnage of steel products facilitated by our transaction settlement services, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement.

(17)	Represents the total tonnage of steel products facilitated by our FatCat Easy Procurement service.

(18)	Represents the total tonnage of steel products transacted under overseas transaction business during a given period. The decrease of the transaction volume under overseas transaction business from 2021 to 2022 was primarily due to our business model transformation and the gradual reduction of its direct sales business. The increase in transaction volume under overseas transaction business in 2023 was primarily driven by the recovery in steel transactions, which had previously been adversely impacted by the COVID-19 pandemic in previous years.

(19)	We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. The number of FatCat Easy Procurement service users and transaction volume under FatCat Easy Procurement and FatCat Bai Tiao services only indicate for the period in 2024 before such termination.

(20)	We have ceased to provide FatCat Bai Tiao and the underlying systems by August 2024. The number of FatCat Bai Tiao users was only accessible via the collaborative management system with financial institutions in providing such services. As we had terminated such system by August 2024, the number of FatCat Bai Tiao users was not available as of and for the nine months ended September 30, 2024.

(21)	The transaction volume under FatCat Easy Procurement only indicates transaction volume under bilateral FatCat Easy Procurement as the transaction volume under trilateral FatCat Easy Procurement was not available for the nine months ended September 30, 2024 due to termination of relevant management systems.

BUSINESS SUSTAINABILITY

China’s online steel transactions market has experienced significant growth. According to CIC, the market size in terms of GMV increased from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023 and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028. Such market expansion is supported by the increasing online steel transaction market penetration rate from 20.8% in 2023 to 40.6% in 2028 and favorable regulatory policies that have continuously been introduced to stimulate the digital reform of traditional industries, leading to the rapid development of online steel transactions.

Since the business model transformation, we have strengthened our overall financial and operational performance. Our total transaction volume amounted to 35.6 million tons, 36.2 million tons, 49.0 million tons and 41.3 million tons, in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. We believe that the gross profit margin is indicative of our business performance given the mixed revenue recognition methods of our different revenue streams. Our overall gross profit margin remained relatively stable at 25.5% and 25.4% in 2021 and 2022, and increased to 32.5% in 2023. Our overall gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily because we expanded our overseas transaction business and non-steel product transaction business with relatively low gross profit margins but significant revenue growth.

BUSINESS OF THE TARGET GROUP

Analysis on Historical Losses

We incurred net losses of RMB274.4 million, RMB366.1 million and RMB469.0 million in 2021, 2022 and 2023, respectively, primarily because our operating expenses were greater than the gross profit generated. The net losses incurred in 2021 were primarily driven by the fact that (i) we were still in a critical period of our “heavy-to-light” transformation in 2021, when we were striving to ramp up the transaction volume on our digital platform, and (ii) we were building up our sales and operations team, as well as developing our one-stop digital infrastructure, in order to support our business expansion and future development. In 2022, the recurrence of COVID-19 pandemic adversely impacted our business operations, which resulted in overall net losses. We incurred net losses in 2023 primarily because (i) our senior management exercised the share-based awards granted to them, resulting in an increase in administrative expenses through the recognition of share-based payment expenses, and (ii) we initiated the De-SPAC Transaction in early 2023, leading to an increase in professional service fees. Our net losses significantly narrowed to RMB54.4 million in the nine months ended September 30, 2024, as compared to RMB341.5 million in the nine months ended September 30, 2023, primarily due to (i) an increase in both our revenue and gross profit, primarily attributable to an increase in revenues generated from our transaction services, overseas transaction services and non-steel products transaction business, and (ii) a decrease in overall operating expenses primarily because we did not incur significant share-based awards in the nine months ended September 30, 2024, partially offset by more impairment losses for other receivables in the nine months ended September 30, 2024, which are resulted from the provision for impairment loss estimated based on the principle of prudence and the estimated occurrence of defaults and credit losses with buyers and sellers.

Net losses incurred in 2022

Although we recorded a decrease in our operating expenses in 2022 driven by (i) a decrease in selling and distribution expenses, (ii) a decrease in administrative expenses, and (iii) a decrease in research and development expenses, the COVID-19 pandemic in 2022 had resulted in a decrease in both our revenue and gross profit. As a result, the overall scale of our operating expenses was still greater than the gross profit generated in 2022. Our net losses increased by 33.4% from RMB274.4 million in 2021 to RMB366.1 million in 2022, with our losses for the year from continuing operations increased by 6.7% from RMB285.0 million in 2021 to RMB304.0 million in 2022.

•	Decrease in revenue and gross profit in 2022. In 2022, the recurrence of COVID-19 outbreak resulted in temporary closures of many corporate offices, retail stores, manufacturing facilities and factories in affected regions, which adversely affected the steel procurement demand. Our revenues generated from transaction services decreased by 28.4% from RMB259.5 million in 2021 to RMB185.8 million in 2022. In addition, our operations were also affected by the recurrence of COVID-19 outbreaks and the measures implemented to prevent and control COVID-19. For example, due to the effect of the recurrence of COVID-19 outbreak in Shanghai, our transaction volume supported by our logistics services decreased from 9.7 million tons in 2021 to 5.5 million tons in 2022, thereby adversely affecting our revenue generated from transaction support services, which decreased by 37.1% from RMB745.2 million in 2021 to RMB468.7 million in 2022. As a result, our total revenue decreased by 33.1% from RMB1,353.4 million in 2021 to RMB905.4 million in 2022. Furthermore, although we achieved in maintaining a relatively stable gross profit margin of 25.4% in 2022 as compared to 25.5% in 2021, given the decrease in revenue, our gross profit decreased by 33.3% from RMB345.6 million in 2021 to RMB230.4 million in 2022.

•	Decrease in selling and distribution expenses in 2022. Our selling and distribution expenses decreased by 10.3% from RMB270.6 million in 2021 to RMB242.6 million in 2022, primarily attributable to a decrease in employee benefit expenses for sales personnel. Such decrease was resulted from their reduced sales performance and activities, which were adversely affected by the COVID-19 pandemic.

•	Decrease in administrative expenses in 2022. Our administrative expense decreased by 12.9% from RMB88.5 million in 2021 to RMB77.1 million in 2022, primarily resulting from a decrease in our business development and travel expenses. Such decrease was mainly attributable to the recurrence of COVID-19 outbreaks.

•	Decrease in research and development expenses in 2022. Our research and development expenses decreased by 42.8% from RMB130.1 million in 2021 to RMB74.4 million in 2022, primarily because the development of our systems was largely complete in early 2022. Currently the major research and development expenses are routine maintenance costs including maintenance fees paid for cloud storage services, expenses for routine system function updates, and maintenance costs of data management systems, which are much lower than the costs in the initial launch and development phase.

BUSINESS OF THE TARGET GROUP

Net losses incurred in 2023

In 2023, we recorded an increase in our overall operating expenses, as a result of an increase in both our selling and distribution expenses and administrative expenses, partially offset by a decrease in our research and development expenses. Furthermore, during the same year, we have witnessed a recovery in both our revenue and gross profit as the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022. As a result, our net losses increased from RMB366.1 million in 2022 to RMB469.0 million 2023, with our losses for the year from continuing operations increasing by 54.5% from RMB304.0 million in 2022 to RMB469.6 million in 2023. Notwithstanding our increased net losses in 2023, we have achieved continuous improvement in our financial performance. Our adjusted net loss (Non-IFRS measure) decreased significantly from RMB293.3 million in 2022 to RMB80.2 million in 2023. We recorded an adjusted EBITDA (Non-IFRS measure) of RMB4.6 million in 2023 compared to -RMB206.9 million in 2022.

•	Increase in revenue and gross profit in 2023. Our revenue increased by 29.1% from RMB905.4 million in 2022 to RMB1,168.5 million in 2023, which was primarily attributable to an increase in revenue generated from our transaction services as a result of (i) an increase in steel transaction volume, and (ii) an increase in the average commission fee we charged sellers on a per ton basis. Our gross profit increased by 65.0% from RMB230.4 million in 2022 to RMB380.2 million in 2023, with our overall gross profit margin increasing from 25.4% in 2022 to 32.5% in 2023. The increase in our gross profit was primarily due to an increase in gross profit of our transaction services as a result of (i) an increase in revenue from our transaction services as mentioned above, which also led to an increase in revenue from transaction services as a percentage of our overall revenue from 20.5% in 2022 to 24.1% in 2023, and (ii) a relatively high and stable gross profit margin of 92.4% for our transaction services in 2023 as compared to 92.0% in 2022.

•	Increase in selling and distribution expenses in 2023. Our selling and distribution expenses increased by 7.1% from RMB242.6 million in 2022 to RMB259.9 million in 2023, primarily due to an increase in employee benefit expenses associated with sales personnel’s sales performance, which was driven by our recovered business operations in 2023.

•	Increase in administrative expenses in 2023. Our administrative expenses increased by 442.6% from RMB77.1 million in 2022 to RMB418.5 million in 2023, which was primarily attributable to an increase in share-based payment expenses.

•	Decrease in R&D expenses in 2023. Our research and development expenses decreased by 20.2% from RMB74.4 million in 2022, to RMB59.3 million in 2023, primarily because we invested in research and development resources to launch real-time order matching system in early 2022. Currently, the major research and development expenses are routine maintenance costs, which are much lower than the costs in the initial launch and development phase.

Net losses incurred in the nine months ended September 30, 2024

Our net losses significantly narrowed to RMB54.4 million in the nine months ended September 30, 2024, as compared to RMB341.5 million in the nine months ended September 30, 2023, primarily due to (i) an increase in both our revenue and gross profit, primarily attributable to an increase in revenues generated from our transaction services, overseas transaction services and non-steel products transaction business, and (ii) a decrease in overall operating expenses primarily because we did not incur significant share-based awards in the nine months ended September 30, 2024, partially offset by more impairment losses for other receivables in the nine months ended September 30, 2024, which are resulted from the provision for impairment loss estimated based on the principle of prudence and the estimated occurrence of defaults and credit losses with buyers and sellers. As a result, our net losses decreased significantly from RMB341.5 million in the nine months ended September 30, 2023 to RMB54.4 million in the nine months ended September 30, 2024, with our losses for the period from continuing operations decreasing by 84.1% from RMB342.1 million in the nine months ended September 30, 2023 to RMB54.4 million in the nine months ended September 30, 2024. Our adjusted net loss (Non-IFRS measure) decreased from RMB53.9 million in the nine months ended September 30, 2023 to RMB41.9 million in the nine months ended September 30, 2024. We recorded an adjusted EBITDA (Non-IFRS measure) of RMB7.1 million in the nine months ended September 30, 2024 compared to RMB3.4 million in the nine months ended September 30, 2023.

BUSINESS OF THE TARGET GROUP

•	Increase in revenue and gross profit in the nine months ended September 30, 2024. Our revenue increased by 41.7% from RMB805.0 million in the nine months ended September 30, 2023 to RMB1,140.5 million in the nine months ended September 30, 2024. This growth was primarily attributable to an increase in revenue generated from our overseas transaction business. As we allocated more resources in 2024, transaction volumes overseas transaction business increased in certain regions such as UAE and Malaysia. Our gross profit increased by 21.7% from RMB263.9 million in the nine months ended September 30, 2023 to RMB321.1 million in the nine months ended September 30, 2024. The increase in our gross profit was primarily due to an increase in gross profit of our transaction services as a result of (i) an increase in revenue from our transaction services, and (ii) a relatively high and stable gross profit margin of 93.6% for our transaction services in the nine months ended September 30, 2024 as compared to 92.1% in the nine months ended September 30, 2023. Our overall gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily due to an increase in proportion of revenue from our overseas transaction services and non-steel products transaction business, which had relatively low gross profit margins, offset in part by an increase in gross profit margin of our transaction services.

•	Decrease in administrative expenses in the nine months ended September 30, 2024. Our administrative expenses decreased significantly by 81.9% from RMB309.4 million in the nine months ended September 30, 2023 to RMB56.0 million in the nine months ended September 30, 2024, which was primarily attributable to a decrease in share-based payment expenses as we did not record in the nine months ended September 30, 2024, as well as improvements in our management efficiency.

•	Increase in selling and distribution expenses in the nine months ended September 30, 2024. Our selling and distribution expenses increased by 11.8% from RMB191.3 million in the nine months ended September 30, 2023 to RMB213.9 million in the nine months ended September 30, 2024, primarily due to an increase in employee benefit expenses associated with sales personnel’s sales performance, and an increase in business development and travel expenses as a result of our expanded business. However, our selling and distribution expenses as a percentage of revenue decreased from 23.8% in the nine months ended September 30, 2023 to 18.8% in the nine months ended September 30, 2024, primarily because of economics of scale.

•	Decrease in R&D expenses in the nine months ended September 30, 2024. Our research and development expenses decreased by 20.0% from RMB45.8 million in the nine months ended September 30, 2023 to RMB36.7 million in the nine months ended September 30, 2024, primarily because we enhanced the effectiveness of our research and development activities and had completed the major research and development efforts in the past years.

•	Increase in impairment losses for other receivables in the nine months ended September 30, 2024. Our impairment losses under expected credit loss (“ECL”) model, net of reversal increased significantly from RMB6.9 million in the nine months ended September 30, 2023 to RMB57.6 million in the nine months ended September 30, 2024, primarily because we recognized more impairment losses for other receivables in the nine months ended September 30, 2024, which are resulted from the provision for impairment loss estimated based on the principle of prudence and the estimated occurrence of defaults and credit losses with buyers and sellers.

BUSINESS OF THE TARGET GROUP

Path to Profitability

We expect to improve our financial performance and achieve profitability in the near future through continuous revenue growth and improved cost efficiency. Specifically, we plan to (i) further increase the transaction volume and order frequency, (ii) further retain existing users and grow our user base, (iii) continue to optimize pricing strategies, (iv) further expand our non-steel products transaction business, and (v) further improve on operating leverage.

Further Increase the Transaction Volume and Order Frequency

•	Overall growth of underlying online steel transaction market will boost the growth of our business. China’s online steel transactions market experienced significant growth, with the market size in terms of GMV increasing from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow at a CAGR of 15.3% from RMB1,079.5 billion in 2023 to RMB2,195.9 billion in 2028, according to CIC. Such market expansion is expected to be supported by the increasing online steel transactions market penetration rate from 20.8% in 2023 to 40.6% in 2028. In particular, the online third-party steel transactions market in terms of GMV is expected to grow at a CAGR of 19.7% from RMB486.9 billion in 2023 to RMB1,198.2 billion in 2028. The penetration rate of third-party online steel transactions reached 9.4% in 2023 and is expected to grow to 22.2% in 2028. We believe that we, as a market leader in the industry, are well positioned to capture the immense market opportunities, and our leading position, brand recognition and extensive industry experience will be our key competitive advantages in driving the overall growth of our business.

•	Improve the penetration rate of one-stop logistics services. Given that our one-stop logistics services largely solve buyers’ pain points of looking for suitable carriers, the logistics services have increased buyers’ transaction volume and order frequency on our digital platform. In the nine months ended September 30, 2024, the average transaction volume of users of logistics services is 2.0 times that of buyers who do not use logistics services. The total transaction volume of steel products that was fulfilled by our logistics services increased by 27.3% from 5.5 million tons in 2022 to 7.0 million tons in 2023. The total transaction volume of steel products fulfilled by our logistics services was 5.3 million tons for the nine months ended September 30, 2024. There remains huge growth potential for logistics services. During the Track Record Period, the transaction volume supported by our logistics services only accounted for approximately 17% of the total transaction volume. We intend to leverage data insights from historical logistics service transactions to identify the high-usage transportation routes and actively negotiate with high quality carriers to provide services at lower prices to attract more buyers. We plan to ramp up our logistic services penetration rate among buyers on our digital platform as we gain a deeper understanding of their businesses and logistic services needs. With the increased scale of our digital platform and brand recognition, we believe that we can obtain more favorable terms from carriers to provide faster matching and cost-efficient solutions to buyers, thereby further boosting the transaction volume supported by our logistics services.

•	Effect more cross-selling between different transaction support services. We believe the synergetic effects among different transaction support services will further increase transaction volume on our digital platform. For example, providing logistics services enables us to better monitor the flow of goods and ensure transaction safety. In addition, we provide one-stop warehousing and processing services by consolidating the resources of the warehouses and processing factories in the market, demonstrating our capabilities to offer full-suite buyer services in order to enhance user loyalty and foster greater willingness among users to utilize our digital platform. During the Track Record Period, the transaction volume supported by our logistics services accounted for approximately 17% of the total transaction volume. Therefore, there are substantial growth opportunities to enhance the penetration of our transaction support services. We have established a mature buyer service team and after-sales management system. At any time during business hours, buyers may contact our online buyer service team for assistance with regards to any aspects of a transaction, including the arrangement of logistics, warehousing and processing services. When buyers inquire about prices with us, we provide both proposed price quotes for steel products and relevant transaction support services, such as logistics services and warehousing and processing services. By offering such comprehensive information, buyers can make more informed decisions and are more interested in choosing our convenient transaction support services.

BUSINESS OF THE TARGET GROUP

•	Leverage technological integration and listing status to unlock more resources. We will continually upgrade the connectivity of our digital infrastructure, including (i) optimizing the interaction between the back-end transaction processing system and the front-end user interfaces to allow buyers to access our well-rounded services hassle-free; and (ii) further enhancing integration with sellers’ IT systems and database to better synchronize their inventory information or production capacities on our digital platform. We believe that our listing status upon the completion of the De-SPAC Transaction will raise overall brand awareness which will give us access to more resources and attract more buyers and sellers to transact on our digital platform.

Further Retain Existing Users and Grow User Base

•	Continue to optimize user experience through technological enhancement. We firmly believe that continuous technological enhancement of our digital infrastructure will further optimize user experience and allow us to retain existing users. To this end, we have successfully introduced a series of digital tools, and we strive to continue to upgrade relevant systems and algorithms to enhance automation and reduce human labor, which will significantly improve transaction efficiency on our digital platform. For example, our LazyCat Automated Price Quotation System that leverages AI and NLP capabilities significantly improved the price quotation efficiency and effectively reduced the manpower involved in pre-sales stage on our digital platform. We plan to apply AI technology to automate responses for buyers’ needs and price inquiries, and accurately recommend logistics routes and corresponding transportation services. The application of AI technology will also contribute to the standardization of key transaction processes, such as cargo tracking, pick-up of purchased products, invoice issuance, and certain after-sales service procedures. Improved transaction efficiency helps to retain existing buyers and enhance their stickiness with our digital platform, which will also in turn convert them to users of our transaction support services. 85.8% of our top 500 buyers in terms of GMV contribution in 2021 still transacted with us in the nine months ended September 30, 2024.

•	Further improve on the quality and scope of our services. In the future, we will further enhance our service quality to achieve effective user retention. We intend to continue to provide systematic and regular training sessions for our sales representatives and after-sales service personnel, so as to enhance their service capabilities to both buyers and sellers. Meanwhile, we will also leverage our transactional data and industry know-how accumulated through serving the existing buyers, sellers and service users to further improve our product and service offering. As of September 30, 2024, we developed more than 7,300 routes, evidencing our capabilities to unlock more flexible logistics options for our buyers.

•	Setting up more local service stations. As of September 30, 2024, we operated 34 local service stations across the country. In the next five years, we plan to open 40 new service stations. We intend to expand our service coverage by strategically setting up more service stations in the transportation hubs of railroads and highway routes, so as to attract and serve the major local industrial and construction companies, making our services accessible and reachable to a broader range of potential buyers. Through setting up offline service stations, we can better understand the local market and customer needs, and form closer connection with our key accounts through regular visits.

BUSINESS OF THE TARGET GROUP

Continue to Optimize Pricing Strategies

•	Increase the per-ton commission of our steel transaction services. During the Track Record Period, the average commission fee per ton for SME sellers increased from RMB4.5 in 2021 to RMB5.2 for the nine months ended September 30, 2024, driven by a continuous improvement in our bargaining power as a result of the growing steel transaction volume, demonstrating a strong growth. The commission fee rate we charge may vary depending on the scale of operations and business conditions of different cities sellers are located in. We believe the commission levels we currently charge are still at a relatively low level, and there is ample space for us to raise the price in the future. During the Track Record Period, we have not experienced any material loss in sellers resulting from price increase. Internally, we will continue to shape our pricing strategies based on the monthly and quarterly operational meetings based on our data on users’ preferences, market trends, revenues and profit, so as to make timely adjustments to the commission scheme and level.

•	Improve on our logistics service price and gross profit. During the Track Record Period, the gross profit per ton of our logistics service increased from RMB1.7 in 2021 to RMB5.4 for the nine months ended September 30, 2024. We target to further increase the gross profit of our logistics service through the following: (i) continuously optimize our carrier evaluation system to allow high-quality carriers with high performance to take more orders, thereby ensuring the quality of our logistics services, which will in turn strengthen our ability to collect fees from logistics service users. Meanwhile, such optimized evaluation mechanism will also allow us to set more requirements for carriers, demand more favorable prices and connect with more stable sources of vehicles, to better serve our users; (ii) further improve on our route management capabilities, which is realized through our dedicated team of dispatchers who provides professional quotations and follow-up services to our users. By optimizing route management, we are able to attract more buyers to use our logistics services, which will in turn improve our bargaining power against carriers; and (iii) further expand our overall business operation, as increased transaction volume and transacting buyers will put us in a more advantageous position in negotiating better prices with third-party carriers, thereby reducing costs and improving our gross profit.

•	Raise the subscription fees for technology subscription services. Our FatCat Cloud is an integrated SaaS ERP system that helps users manage their steel transactions easily and efficiently, through which buyers and sellers can easily monitor and manage every stage of transactions on our digital platform. We plan to increase our subscription unit price by continuously optimizing FatCat Cloud’s service capabilities, through developing more SaaS products and data analytical tools, expanding their application scenarios from sales and procurement to a wider selection such as BI analysis, bank-enterprise connection, digital tickets, and e-commerce integration, providing users with seamless B2B digital solution.

For TCRM Platform, we are dedicated to improving the transaction efficiency by connecting users’ internal business systems, and realizing all-channel traffic attraction through connecting other e-commerce platforms and IMs. We intend to drive the subscription fee through offering more functions and value-added services for our TCRM Platform users. In addition, we also plan to improve our differentiated pricing strategy, and provide professional solutions with higher unit prices for large-scale and mid-level enterprises in the industry.

BUSINESS OF THE TARGET GROUP

Further Expand Our Non-Steel Products Transaction Business

Leveraging our deep insights, expertise and long-standing presence in the steel industry, we plan to replicate our service capabilities in the steel industry to non-steel industries, and expand our business to seize the huge market opportunities before us. We plan to (i) increase investment to develop business relationships with other non-steel industry partners, and (ii) invest in research and development to offer new products to meet the demand of buyers in the non-steel industry. We plan to further enhance our market presence in electronic components, electrical and electric, hardware and electromechanical products, non-ferrous metals. These industrial material markets share a lot of similarities with the steel industry. Steel is a highly standardized industrial product, characterized by a significant amount of SKUs and volatile prices, so are the electronic components, electrical and electric, hardware and electromechanical products, and non-ferrous metals. Being one of the most traded commodity in the world, steel is usually transacted with large quantity, wide variations and price volatility which indicate demand for digital transformation which will make the industry modernize and make the supply chain more efficient. Traditional non-steel product transactions face similar challenge which can be addressed comparably. A unified marketplace enabled by online transaction can improve the trade process including price quoting and bidding for both buyers and sellers leading to an improved efficiency. For example, our TCRM Platform is the first B2B transaction SaaS tool for industrial products in China, according to CIC, demonstrating our capabilities in replicating and extending our strong digital solutions to non-steel industries. The TCRM Platform leverages advanced NLP and AI machine learning capabilities to convert chat messages into business data, automatically matches buyers with sellers, and generates price quotes as short as three seconds. As of the Latest Practicable Date, the TCRM Platform’s sector coverage has expanded from electronics components to electrical and electric, hardware and electromechanical products and others. For details, see “– Technology Subscription Services – Non-Steel SaaS Products – TCRM Platform (騰採通).” In addition, our logistics services are built upon our strong and longstanding relationships with third-party carriers and are extendable to other non-steel industries as well. Furthermore, our SaaS-based products and big data analytics solutions are designed to be highly flexible, integrated and tailored for our future cross-industry expansion, which can be further backed by the digital infrastructure we have already developed for steel products. As a result, we believe the existing digital platform we established for steel product transactions can be replicated in other non-steel industries, and therefore we do not expect to incur significant costs in developing entirely new platforms.

By expanding into non-steel sectors, we are able to further increase our revenue scale. In 2023, revenues generated from non-steel products transaction business amounted to RMB123.3 million, accounting for 10.5% of our total revenues in the same year. We have been actively developing our non-steel products transaction business and have witnessed a significant growth in 2024. For the nine months ended September 30, 2024, revenues generated from non-steel products transaction business amounted to RMB137.6 million, accounting for 12.1% of our total revenues in the same period. Our GMV for non-steel products transaction business amounted to RMB282.7 million in the nine months ended September 30, 2024, representing a 295.9% increase compared to the nine months ended September 30, 2023. Our revenues generated from non-steel products transaction business amounted to RMB137.6 million in the nine months ended September 30, 2024, representing a 117.8% increase compared to the nine months ended September 30, 2023. We expect the revenues of our non-steel products transaction business will increase in the future.

Further Improve on Operating Leverage

In terms of operating expenses, we plan to effectively manage our operating expenses and expect to improve profit margins by economies of scale and strengthening operating leverage. Our operating expenses include selling and distribution expenses, administrative expenses and research and development expenses. Our operating expenses totaled RMB489.3 million, RMB394.1 million, RMB737.7 million and RMB306.7 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, representing 36.2%, 43.5%, 63.1% and 26.9% of our total revenue during the same periods, respectively, among which employee benefit expenses accounted for 76.9%, 77.0%, 39.7% and 71.8% of our total operating expenses in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. Our heavy investment in employee benefit led to improved operational efficiency, which is evidenced by an increasing GMV per capita from RMB142.0 million in 2022 to RMB184.3 million in 2023. As such, we aim to efficiently manage employee benefit expenses.

BUSINESS OF THE TARGET GROUP

•	Selling and distribution expenses. Our selling and distribution expenses amounted to RMB270.6 million and RMB242.6 million in 2021 and 2022, respectively, accounting for 20.0% and 26.8% of our total revenue, respectively. Our selling and distribution expenses increased by 7.1% from RMB242.6 million in 2022 to RMB259.9 million in 2023, with selling and distribution expenses as a percentage of our total revenue decreasing from 26.8% in 2022 to 22.2% in 2023. Our selling and distribution expenses increased by 11.8% from RMB191.3 million in the nine months ended September 30, 2023 to RMB213.9 million in the nine months ended September 30, 2024, with selling and distribution expenses as a percentage of our total revenue decreasing from 23.8% in the nine months ended September 30, 2023 to 18.8% in the nine months ended September 30, 2024. A majority of our selling and distribution expenses related to employee benefit expenses because we did not invest heavily in advertising and other buyer acquisition initiatives as we are able to leverage our brand awareness and industry reputation. We plan to control employee benefit expenses and improve sales and efficiency through (i) continuously enhancing our digital tools to facilitate our marketing activities, (ii) further optimizing the structure of our sales team, and (iii) encouraging more cross-selling across different service lines and aligning sales team’s compensation with cross-sell objectives to further drive their performance. We expect that our selling and distribution expenses will be effectively controlled in the future, and will decrease as a proportion of revenue.

•	Administrative expenses. We recorded administrative expenses of RMB88.5 million and RMB77.1 million in 2021 and 2022, accounting for 6.5% and 8.5% of our total revenue, respectively. Our administrative expenses increased by 442.6% from RMB77.1 million in 2022 to RMB418.5 million in 2023. Administrative expenses as a percentage of our total revenue increased from 8.5% in 2022 to 35.8% in 2023, but decreased from 38.4% in the nine months ended September 30, 2023 to 4.9% in the nine months ended September 30, 2024. The fluctuation of our administrative expenses in absolute amount and as a percentage of our revenue during this period was primarily attributable to a significant share-based payment expenses in 2023, which we did not have in 2022 or the nine months ended September 30, 2024. Going forward, with businesses being expected to grow in size and scale and our continuous efforts in automation and AI, we believe the existing employee size is capable and sufficient to support a growing business. We expect that our administrative expenses will remain stable in absolute value in the future and will decrease as a percentage of revenue.

•	Research and development expenses. We recorded research and development expenses of RMB130.1 million and RMB74.4 million in 2021 and 2022, accounting for 9.6% and 8.2% of our total revenue, respectively. Our research and development expenses decreased by 20.2% from RMB74.4 million in 2022 to RMB59.3 million in 2023. Research and development expenses as a percentage of our total revenue decreased from 8.2% in 2022 to 5.1% in 2023. Our research and development expenses decreased by 20.0% from RMB45.8 million in the nine months ended September 30, 2023 to RMB36.7 million in the nine months ended September 30, 2024, with research and development expenses as a percentage of our total revenue decreasing from 5.7% in the nine months ended September 30, 2023 to 3.2% in the nine months ended September 30, 2024. As we have completed the development of our core technology platform, we expect future research and development expenses to mainly be related to the maintenance and upgrade of our platform, such as strengthening the BI analysis, digital invoice, e-commerce integration of FatCat Cloud, and the AI technologies and transaction efficiency improvement initiatives of TCRM Platform. Therefore, we expect that research and development expenses will remain stable in the future and will decrease as a proportion of revenue.

BUSINESS OF THE TARGET GROUP

In the nine months ended September 30, 2024, our loss from continuing operations was RMB54.4 million, significantly decreasing by 84.1% from RMB342.1 million in the nine months ended September 30, 2023. The loss from continuing operations as a percentage of our total revenue improved to -4.8% in the nine months ended September 30, 2024, as compared to -42.5% in the nine months ended September 30, 2023. As we implement the aforementioned measures, our Directors believe that we are effectively paving the way for long-term sustainable profitability.

Based on the due diligence conducted, nothing has come to the Joint Sponsors’ attention that would lead them to cast doubt on the view of the Directors of the Successor Company above.

Working Capital Sufficiency

Taking into account the financial resources available to us, including our cash and bank balances, cash generated from our operations, bank and other loans, and the estimated net proceeds from the De-SPAC Transaction, our Directors are of the view that we have sufficient working capital to meet our present needs and for the next twelve months from the date of the completion of the De-SPAC Transaction. We also proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our short-term business plans.

Under transaction services, we usually collect advances from buyers and make prepayments to sellers on a back-to-back basis. During the Track Record Period, we have become increasingly stringent on the settlement process and normally make prepayments to sellers only after we receive advances from buyers. Under transaction services, we normally require that the amount of prepayment to sellers should not exceed the amount of advances we receive from buyers, which enabled us to relieve working capital drain. As of December 31, 2021, 2022 and 2023 and September 30, 2024, we recorded net prepayment to sellers of RMB480.3 million, net prepayment to sellers of RMB11.6 million, net advances from buyers of RMB145.2 million and net advances from buyers of RMB449.4 million, respectively.

We will continue to impose stringent settlement method management. Further, as evidenced by our historical equity financing activities, we are able to obtain investment from well-known institutions. This also signifies the confidence of prominent investors in us. We currently do not have plans to issue new shares to raise funds shortly after the listing and in the near future. We believe that potential external financing sources, including those to which we will gain access after the completion of the De-SPAC Transaction will provide additional funding to fuel our business operation and expansion until we achieve profitability.

PRICING

We have different pricing models for different services we offer.

Transaction services. Third-party steel product sellers determine the prices for steel products at their full discretions. For steel transaction services we provided to SME buyers, we charge a commission fee from sellers calculated on a per ton basis. For steel transaction services we provided to key accounts, we charge key accounts a pre-determined agreed price per ton quoted taking into account a variety of factors, including steel prices, and the extent of ancillary services they requested, such as logistics services. We earn the difference between the steel selling and settlement prices with sellers and the service fees on ancillary services.

Transaction support services. For logistics, warehousing, and processing services, we earn the difference between the price we charge our buyers on a per ton basis and payment to our partnered third-party service providers.

BUSINESS OF THE TARGET GROUP

Technology subscription services. We charge subscription fee for our SaaS-based products.

Overseas transaction business. We earn the difference between the procurement price and the sales price.

Terminated transaction settlement services. During the Track Record Period, we provided Bai Tiao products and FatCat Easy Procurement services, and charged service fees. For bilateral Bai Tiao products, before collecting payments from buyers, we paid the transaction amount to sellers after deducting commission fees, and we charged our buyers liquidated damages for the extended payment term. For trilateral Bai Tiao products, we charged Bai Tiao buyers a fixed amount of technical service fees, and we shared a certain percentage of interest fee financial institutions collected from Bai Tiao buyers. For bilateral FatCat Easy Procurement services, we normally charged sellers a service fee on a per ton basis or calculated on the basis of the total amount of steel products they purchase and the time differences between our payments to the steel mills and the users' payments to us. For trilateral FatCat Easy Procurement services, we charged large-scale enterprises services fees on a per ton basis. We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

TOP CUSTOMERS AND TOP SUPPLIERS

Our Top Customers

During the Track Record Period, our customers primarily consisted of (i) sellers on our digital platform, from which we charge commission fees on a per ton basis, (ii) key accounts to whom we provide customized procurement services, (iii) users of our transaction support services, (iv) subscribers to our SaaS products, and (v) buyers for our overseas transaction business. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, our five largest customers in each period during the Track Record Period together generated RMB125.5 million, RMB95.7 million, RMB264.8 million and RMB331.2 million of revenues, respectively, accounting for 9.3%, 10.6%, 22.7% and 29.0% of our total revenue, respectively. In addition, revenues generated from our largest customer accounted for 2.8%, 5.6%, 16.0% and 14.2% of our total revenues in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. Three of our five largest customers in 2021, namely Company A, C and E as referred below, and one of our five largest customers in 2022 and 2023, namely Company A as referred below, were our key accounts. All of our five largest customers in each period during the Track Record Period were independent third parties. To the best of our knowledge and as of the Latest Practicable Date, we were not aware of any information or arrangement that would lead to the termination of our relationships with any of our major customers. None of our Directors and their respective associates, or Shareholders who own 5% or more of the total issued Shares had an interest in any of our Group’s five largest customers in each period during the Track Record Period.

BUSINESS OF THE TARGET GROUP

The following table sets forth the details of our five largest customers in each period during the Track Record Period.

Rank	Customer	Sales amount	Percentage of total revenue	Type of products/services purchased	Background	Credit terms	Year of commencement of business relationship
		(RMB’000)
For the year ended December 31, 2021

1	Company A	37,683	2.8%	Transaction and transaction support services	Company A is a China-registered company that was established in 1983. It is a building and infrastructure construction and real estate investment group, which is among the largest construction investment groups in the world. It is listed on the Shanghai Stock Exchange.	90 days	2018
2	Company B	31,061	2.3%	Steel products (overseas)	Company B is a Korea-registered company that was established in 2014. It is a Seoul-based steel products distributor that mainly distributes reinforcing bar products.	3 days	2015
3	Company C	25,229	1.9%	Transaction services	Company C is a China-registered company that was established in 2014. It is a construction materials procurement and trading company.	90 days	2018
4	Company D	16,287	1.2%	Steel products (overseas)	Company D is a UAE-based company that was established in 2001. The company’s lines of business include manufacturing steel rebars and pipes, as well as operating blast furnaces and steel mills.	Sight letter of credit	2021
5	Company E	15,248	1.1%	Transaction services	Company E is a China-registered company that was established in 2015. It engages in risk management and financing management services in the field of commodities.	7 days	2020

For the year ended December 31, 2022

1	Company A	50,430	5.6%	Transaction and transaction support services	Company A is a China-registered company that was established in 1983. It is a building and infrastructure construction and real estate investment group, which is among the largest construction investment groups in the world. It is listed on the Shanghai Stock Exchange.	90 days	2018
2	Company F	15,905	1.8%	Steel products (overseas)	Company F is a Korea-registered company that was established in 2018. It is a Seoul-based wholesaler of steel products.	3 days	2021
3	Company G	11,351	1.3%	Steel products (overseas)	Company G is a Togo-based company that was established in 2005. It is a hardware and building materials distributor.	Advances from customers	2020
4	Company H	9,967	1.1%	Steel products (overseas)	Company H is a Togo-based company that was established in 2010. It is a hardware and building materials distributor.	Advances from customers	2022
5	Company I	8,043	0.9%	Steel products (overseas)	Company I is a Korea-registered company that was established in 1983. It is a hardware and building materials distributor. It mainly operates in South Korea and is engaged in manufacturing lightweight steel frame products.	3 days	2020

BUSINESS OF THE TARGET GROUP

Rank	Customer	Sales amount	Percentage of total revenue	Type of products/services purchased	Background	Credit terms	Year of commencement of business relationship
		(RMB’000)
For the year ended December 31, 2023

1	Company A	186,946	16.0%	Transaction, transaction support services and steel products (overseas)	Company A is a China-registered company that was established in 1983. It is a building and infrastructure construction and real estate investment group, which is among the largest construction investment groups in the world. It is listed on the Shanghai Stock Exchange.	90 days	2018
2	Company J	36,788	3.1%	Steel products (overseas)	Company J is a steel products manufacturer incorporated in Pakistan.	120 days	2023
3	Company F	14,253	1.2%	Steel products (overseas)	Company F is a Korea-registered company that was established in 2018. It is a Seoul-based wholesaler of steel products.	3 days	2021
4	Company G	13,546	1.2%	Steel products (overseas)	Company G is a Togo-based company that was established in 2005. It is a hardware and building materials distributor.	Advances from customers	2020
5	Company K	13,237	1.1%	Steel products (overseas)	Company K is a Korea-registered steel trading company. It engages in import and export of steel, non-ferrous metal and chemicals, recycling, and consulting services for trade business.	3 days	2020

For the nine months ended September 30, 2024

1	Company A	161,922	14.2%	Transaction, transaction support services and steel products (overseas)	Company A is a China-registered company that was established in 1983. It is a building and infrastructure construction and real estate investment group, which is among the largest construction investment groups in the world. It is listed on the Shanghai Stock Exchange.	90 days	2018
2	Company L	62,270	5.5%	Steel products (overseas)	Company L is a Middle East branch of a China-based company that was established in 1964. It is a company focusing on engineering, industrial development and international trade.	30-60 days	2024
3	Company M	38,339	3.4%	Steel products (overseas)	Company M is a Middle East branch of a China-based company that was established in 1950 and listed on the Shanghai Stock Exchange.	80 days	2024
4	Company N	35,809	3.1%	Steel products (overseas)	Company N is a Hong Kong-registered subsidiary of a China-based company that was established in 1984 and listed on the Stock Exchange.	3 days	2024
5	Company O	32,891	2.9%	Steel products (overseas)	Company O is a Korea-registered steel trading company.	3 days	2023

BUSINESS OF THE TARGET GROUP

Our Top Suppliers

During the Track Record Period, our suppliers primarily consisted of (i) logistics, warehousing and processing service providers, (ii) collaborative financial institutions, and (iii) steel product suppliers for our overseas transaction business. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, purchases from our five largest suppliers in each period during the Track Record Period amounted to RMB405.8 million, RMB156.9 million, RMB308.6 million and RMB277.8 million, respectively, representing 40.0%, 28.2%, 41.4% and 33.9% of our total purchases, respectively. In addition, purchases from our largest supplier accounted for 27.7%, 12.9%, 13.3% and 11.1% of our total purchases in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. All of our five largest suppliers in each year during the Track Record Period are independent third parties. To the best knowledge of our Directors, Shareholders and senior management, none of our Directors, their close associates or our Shareholders who hold more than 5% of our issued share capital had any interest in our five largest suppliers in each period during the Track Record Period. Additionally, we did not experience any material disputes with our suppliers during the Track Record Period.

The following table sets forth the details of our five largest suppliers in each period during the Track Record Period.

Rank	Supplier	Purchase amount	Percentage of our total purchase	Type of products/services provided	Background	Credit terms	Year of commencement of business relationship
		(RMB’000)
For the year ended December 31, 2021

1	Supplier A	281,302	27.7%	Logistics services	Supplier A is a China-registered company that was established in 2011. It is a smart Internet of Things platform that provides intelligent terminals with real-time perception of the entire logistics and transportation process.	10 days credit period	2019
2	Supplier B	37,344	3.7%	Steel products (overseas)	Supplier B is a China-registered company that was established in 2018. It is a steel products manufacturer and seller primarily manufacture and exports steel plates, steel coils and roofing sheets.	15% to 20% prepayment	2019
3	Supplier C	33,491	3.3%	Steel products (overseas)	Supplier C is a UAE-based company that was established in 2013. It is a manufacturer of galvanized and pre-painted steel coils.	15% prepayment	2018
4	Supplier D	27,629	2.7%	Steel products (overseas)	Supplier D is a China-based company that was established in 2019. It primarily sells steel products and other construction materials.	15% to 20% prepayment	2019
5	Supplier E	26,075	2.6%	Steel products (overseas)	Supplier E is a China-based company that was established in 2010. Its steel products include color-coated steel sheets, galvanized sheets, and aluminized-galvanized plates.	15% to 20% prepayment	2021

BUSINESS OF THE TARGET GROUP

Rank	Supplier	Purchase amount	Percentage of our total purchase	Type of products/services provided	Background	Credit terms	Year of commencement of business relationship
		(RMB’000)
For the year ended December 31, 2022

1	Supplier A	71,554	12.9%	Logistics services	Supplier A is a China-registered company that was established in 2011. It is a smart Internet of Things platform that provides intelligent terminals with real-time perception of the entire logistics and transportation process.	10 days credit period	2019
2	Supplier F	30,006	5.4%	Steel products (overseas)	Supplier F is a China-registered company that was established in 2017. It is an international trading company that primarily imports and exports steel and other metal plates.	15% to 20% prepayment	2019
3	Supplier G	21,509	3.9%	Logistics services	Supplier G is a China-registered company that was established in 2017. It operates an internet-based freight transportation platform that matches drivers to shipments based on route preferences, recommends nearby gas stations to drivers and provides online settlement services.	Prepayment	2022
4	Supplier C	16,919	3.0%	Steel products (overseas)	Supplier C is a UAE-based company that was established in 2013. It is a manufacturer of galvanized and pre-painted steel coils.	15% prepayment	2018
5	Supplier H	16,870	3.0%	Steel products (overseas)	Supplier H is a Hong Kong-registered company that was established in 2004. It wholesales and distributes metal products such as ferrous finished products and steel raw materials.	40% prepayment	2018

For the year ended December 31, 2023

1	Supplier I	99,234	13.3%	Non-steel products transaction business	Supplier I is a China-registered company under the administration of a state-owned group of aerospace company headquartered in Beijing. It engages in manufacturing electric products, including wires, cables and electrical devices.	15% to 20% prepayment	2022
2	Supplier J	74,167	10.0%	Logistics services	Supplier J is a China-registered company. It provides logistics services using IoT technology, including devices with sensors and other technologies to connect and exchange data over the internet.	15% to 20% prepayment	2022
3	Supplier K	55,869	7.5%	Logistics services	Supplier K is a China-registered company that was established in 2016. It primarily provides road freight transportation, warehousing and loading and unloading services.	10 days credit period	2022
4	Supplier A	48,714	6.5%	Logistics services	Supplier A is a China-registered company that was established in 2011. It is a smart Internet of Things platform that provides intelligent terminals with real-time perception of the entire logistics and transportation process.	10 days credit period	2019
5	Supplier H	30,585	4.1%	Steel products (overseas)	Supplier H is a Hong Kong-registered company that was established in 2004. It wholesales and distributes metal products such as ferrous finished products and steel raw materials.	40% prepayment	2018

BUSINESS OF THE TARGET GROUP

Rank	Supplier	Purchase amount	Percentage of our total purchase	Type of products/services provided	Background	Credit terms	Year of commencement of business relationship
		(RMB’000)
For the nine months ended September 30, 2024

1	Supplier A	90,834	11.1%	Logistics services	Supplier A is a China-registered company that was established in 2011. It is a smart Internet of Things platform that provides intelligent terminals with real-time perception of the entire logistics and transportation process.	10 days credit period	2019
2	Supplier I	75,489	9.2%	Non-steel products transaction business	Supplier I is a China-registered company under the administration of a state-owned group of aerospace company headquartered in Beijing. It engages in manufacturing electric products, including wires, cables and electrical devices.	15% to 20% prepayment	2022
3	Supplier L	40,696	5.0%	Steel products (overseas)	Supplier L is a company based in the Middle East focusing on steel manufacturing and trading.	Prepayment	2024
4	Supplier M	37,946	4.6%	Steel products (overseas)	Supplier M is a Singapore-based subsidiary of a China-registered company focusing on the trade and commerce of steel and mineral products.	20% prepayment	2023
5	Supplier N	32,829	4.0%	Steel products (overseas)	Supplier N is a company based in the Middle East. It engages in steel manufacturing and processing business and is a provider of technology-driven services in the steel and metal industries.	Prepayment	2024

We have established and implemented comprehensive internal control and risk management measures on supply chain management, including enhancing supplier transaction quota management and delivery policies from time to time. Suppliers should also comply with all relevant local and international laws and regulations regarding anti-bribery, anti-corruption and other unethical business practices. For further details, please see “– Risk Management and Internal Control” under this section.

SEASONALITY

Business activities, and in particular revenue generated by our digital platform, are closely tracked to identify trends affecting both steel demand and supply. As a result, we have identified seasonality in our business, particularly in our steel transaction business. Each year, we typically record higher revenues for the second half of the year than revenues from the first half of the fiscal year. We attribute such seasonality in part to the Chinese New Year which usually takes place in either January or February, during which steel production and construction activities drop significantly. Additionally, September and October are historically active months due to heightened construction activity resulting in increased transaction activities on our digital platform.

COMPETITION

China’s online third-party steel transactions market is highly competitive and concentrated. In 2023, the top three market players in the market together accounted for approximately 83% of the market, as measured by online third-party transaction volume, according to CIC.

We believe we stand out from our peers primarily on the basis of (i) our digital platform; (ii) first-mover advantage; (iii) our ability to offer a large selection of products and provide an integrated suite of solutions; (iv) our reputation among buyers and sellers; (v) our capability of utilizing big data technology to enhance our internal processes and procedures as well as to provide buyers and steel manufacturers with information and tools to optimize their decision-making; our ability to provide a compelling transaction experience for buyers and sellers; and (vi) our ability to acquire new buyers and retain existing ones.

BUSINESS OF THE TARGET GROUP

QUALITY CONTROL

We take rigorous measures to ensure the quality of the steel products and services on our digital platform. We believe that high-quality and standards are key to our success and we administer quality control measures throughout various stages of our business operations. We have set up robust internal control systems to monitor and ensure the quality of steel products by requiring our sellers to produce product quality certificates and by conducting extensive vetting of our sellers. For details, see “– Transaction Services – Seller Selection and Management” for our quality control procedures over steel products sold on our platform; and “– Transaction Services – Buyer Services” for our return policy over steel products sold under our platform.

MARKETING AND BRAND PROMOTION

Sales and marketing is important for our business growth and expansion. Effective and efficient sales and marketing efforts enable us to establish our brand recognition and awareness for attracting new buyers and retaining existing ones. As of September 30, 2024, we had a dedicated sales and marketing team of over 430 employees nationwide, and 34 local service stations in major cities where our buyers locate to provide offline after-sales services and engage in promoting activities.

We place strong emphasis on attending industry forums and summits to promote our business model and strengthen our brand awareness among industry experts and participants. We also focus on expanding our marketing channels. For example, we take advantage of new social media channels, such as Weixin public account to post industry know-how and latest market development to increase brand exposure.

We believe that the most effective form of marketing is to continually enhance our buyer and seller experience, mainly because buyer and seller satisfaction engenders word-of-mouth referrals; we focus on providing better service to our buyers and sellers, not only through our core steel transaction business, but also through our value-added services.

OUR CORE TECHNOLOGY

We have built up a comprehensive and highly flexible digital infrastructure which we believe would constitute a significant barrier to entry for potential competitors. Our proprietary technology platform supports our rapidly growing processing capacity requirements, provides us with detailed and accurate visibility and information throughout our operations and enables the harnessing of insightful data analytics. Our strong technological capabilities are vital to supporting our pursuit of a continually improving online transaction experience for both our buyers and sellers. From our website, the primary buyer interface, to our back-end management systems, our technological capabilities support smooth and accurate operational execution as well as seamless information flow, data consistency and analytics.

The underlying mechanism that ensures the smooth functioning and coordination across different stages in steel transaction is our proprietary TP system, which handles all aspects of online transactions in real-time. The TP system serves as a hub within our IT infrastructure, covering a comprehensive suite of business modules, including but not limited to, our self-developed ERP system, CRM system, SRM system and OA System, representing the most effective TP system in the steel industry measured by maximum order processing capacity, according to CIC.

BUSINESS OF THE TARGET GROUP

The entire TP system is designed based on microservice architectures, and each of the aforementioned business modules is deployed with high availability of multiple nodes, which can be expanded horizontally into other areas with relatively low cost according to our prospective business needs. Throughout the overall operation of the TP system, there are automatic and comprehensive log records that can monitor the system operation performance in real-time and trace various business operations afterwards. The TP system has digitalized the marketable resources of steel product sellers and automated the in-sales and after-sales processes to reduce the manpower required, thereby improving the overall operation efficiency of both the steel product sellers and buyers. Meanwhile, the self-developed business modules allow us to have flexibility to develop new platform functions by simply juxtaposing and positioning different modules, which is 50% more efficient than the traditional system development model, according to CIC. As of September 30, 2024, Zhaogang Mall and the underlying TP system had accumulated massive amount of real steel data from historical transactions, and were able to complete more than 3,000 data aggregation and processing tasks every day, providing effective support for our digital business development. The TP system is capable of supporting over 28,000 orders and generating over 340,000 transaction records per day, which exceeds 10 times the current customer daily demand for order and transaction record processing on our digital platform.

Our system infrastructure is hosted in data centers at separate locations. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. This makes our platform both highly reliable and scalable.

Research and Development

We believe research and development is critical to our future growth and our ability to remain competitive in the steel transaction market in China. We have devoted significant research and development resources in developing our own technology support platform, for the purposes of ensuring the safety, stability and high efficiency of our digital platform’s operation and maintenance. As of September 30, 2024, we had a total of 87 research and development staff, focusing respectively on product technology, technology maintenance and data products. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, we incurred research and development expenses of RMB130.1 million, RMB74.4 million, RMB59.3 million and RMB36.7 million, respectively.

In the future, we expect to further strengthen our R&D capabilities in the following aspects to ensure the safety, stability and efficiency of our digital platform:

•	Team building. We plan to recruit and cultivate more technical talents, including among others, product managers, AI algorithm engineers, and security experts to further support our R&D staff based on our operational needs. We intend to provide more comprehensive training and career development opportunities to keep them up with the latest technological trends in the industry. Moreover, we plan to encourage R&D talents to actively participate in the research and testing of new technologies, such as the use of AI model for price linkage and quotation products.

•	Improve the digital infrastructure and R&D process. Drawing on the industry best practices, we regularly evaluate and update our digital infrastructure, continuously improve our system, to align with industry standard and our future business growth. We plan to implement and improve the agile development methodology to respond quickly to changes and users’ needs, optimize management processes, and strictly implement the quality management to ensure efficient and stable collaboration among all members within R&D team.

•	Further strengthen automation capabilities. We have implemented comprehensive security policies, including system loophole management, user authentication and authorization enhancement, and data protection policies for our digital platform. We regularly inspect, spot and mitigate system risks in a regular and timely manner. We are also exploring containerization technologies to simplify the routine management efforts of our digital platform. In addition, to minimize the risk of data loss, we conduct regular data backup and data recovery tests. We formulate detailed failure response plans and disaster recovery plans to ensure rapid recovery in case of an emergency, and conduct regular drills to validate the effectiveness of the plans and ensure the safe and stable operation of the digital platform.

BUSINESS OF THE TARGET GROUP

DATA PRIVACY AND PROTECTION

Data security is one of our top priorities. Securing information of industry participants on our platform is critical to our business operations and to our future growth. A security breach could have a material adverse operational, financial, regulatory, and reputational impact to us. We have developed a company-wide policy on data security to preserve information and privacy of sellers and buyers. We strictly comply with laws and regulations and do not distribute or sell any personal data for any purpose. We encrypt data in network transmissions and in backend storage to ensure confidentiality. There is no cross-border data transfer involved in our daily operations. Therefore, as advised by our PRC Legal Advisor, we do not need to apply security assessment of cross-border data transfer for our daily operations.

We are committed to maintaining a secure online platform. We obtain user consent for personal information sharing through a separate data collection protocol. We deploy a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, vulnerability scanning and log audit. For instance, we classify user information according to applicable laws and regulations and de-identify and encrypt relevant confidential personal information and take other technological measures to ensure the secure processing, storage, transmission and usage of relevant data. We have built a proprietary firewall that monitors and controls all the incoming and outgoing traffic on our platform around the clock. When any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic countermeasures to prevent any harm to our platform. Within our organization, we have adopted a series of policies on internal controls over information systems, including physical security measures, such as controlling points of entry and use of equipment, and network access management, such as identity, authentication and remote access controls.

In addition, all of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. We require our new employees to sign a confidentiality agreement and we provide network security training to those new employees. Our employees only have access authorized by us to data which is directly relevant and necessary to their job responsibilities for limited purposes and are subject to a strict policy on compulsory password enforcement. We conduct security reviews on employees that terminate their employment with us to ensure that we reclaim all system access previously granted to those employees. We conduct periodic reviews of our technology platform, identifying and correcting any problems that may undermine our system security. We have established a data and network security team that has responsibility for the data and network security. During the Track Record Period and up to the Latest Practicable Date, we have not experienced cyber breaches or interruptions to our systems and data.

INTELLECTUAL PROPERTY

Intellectual property rights are essential to our business, and we devote significant time and resources to their development and protection. As of Latest Practicable Date, we owned 44 registered patents, 165 registered trademarks, 345 software copyrights and 89 domain names in China. We believe, however, that no single patent, technology, trademark, intellectual property asset, or license is material to our business as a whole. Our approach is to manage our intellectual property assets, to safeguard them and to maximize their value to our enterprise. We actively defend our important intellectual property assets and pursue protection of our products, processes and other intellectual property where possible.

BUSINESS OF THE TARGET GROUP

During the Track Record Period, we did not find any of such breaches of our intellectual property rights. However, unauthorized use of our intellectual property by third parties and the expenses incurred in protecting our intellectual property rights from such unauthorized use may adversely affect our business and results of operations. See “Risk Factors – Risks Relating to the Target Group’s Business and Industry – Any failure to protect our intellectual property could harm our business and competitive position.” We did not have any material disputes or any other pending legal proceedings of intellectual property rights with third parties during the Track Record Period and up to the Latest Practicable Date.

OUR CORPORATE VALUES AND EMPLOYEES

As of September 30, 2024, we had a total of 1,186 full-time employees in China. The following table sets forth our employees by functions as of September 30, 2024:

Function	Number of Employees	% of Total

Operation	891	75.1
Research and development	87	7.3
Middle office	76	6.4
General and administration	73	6.2
Finance and accounting	59	5.0
Total	1,186	100.0

With our employees based in various locations across China, we place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that our corporate culture and core philosophy will help us to realize our vision of becoming the leading digital platform for industrial raw material in the world.

The clear sense of vision of our management team and our long-term focus on employee development define our corporate values that are crucial to our success. Our Co-founders and management team have fostered the environment that encourages our employees to maintain enthusiasm, seek excellence and combine their personal growth with our corporate development. We set forth strict hiring standards, and we invest significant resources in the training of our employees to support our fast-growing business operations. We have established comprehensive training programs that cover such topics as our corporate culture, employee rights and responsibilities, team-building, professional behavior, job performance, management skills, leadership and executive decision-making. Our human resources department sets forth annual plans, covering budget, structure, positions, training and key performance indicator planning. Our employees are evaluated based on their performance quarterly and annually. These evaluations may affect promotion, demotion and layoff decisions.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance plans, namely pension, medical, unemployment, work-related injury and maternity insurance plans, and housing provident funds. We are required under PRC law to contribute to these employee benefit plans at specified percentages based upon the salaries, bonuses and specified allowances of our employees up to a maximum amount specified by the local government from time to time. We believe that we maintain good working relationships with our employees. During the Track Record Period and up to the Latest Practicable Date, we have not experienced any strikes nor labor disputes that had any material adverse effect to our operations.

BUSINESS OF THE TARGET GROUP

INSURANCE

We maintain standard insurance, including vehicle, life and disability, and medical insurance. We obtain such insurance from reputable insurance carriers in accordance with commercially reasonable standards. In line with general market practice, we do not maintain any business interruption insurance, key man life insurance, insurance policies covering damage to our IT infrastructure or information technology systems or any insurance policies for our properties, which are not mandatory under PRC law. For a discussion of risks relating to our insurance coverage, see the section headed “Risk Factors – Risks Relating to the Target Group's Business and Industry – Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions”.

We believe that our insurance coverage is sufficient for present purposes and is consistent with the insurance coverage of other steel e-commerce companies in China. We periodically review our insurance coverage to ensure that it remains sufficient. During the Track Record Period, we did not make any material insurance claims relating to our business.

PROPERTY

Our principal place of business is located in Shanghai, China. According to section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L), this circular is exempted from compliance with the requirements of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance which require a valuation report with respect to all of our Group’s interests in land or buildings, for the reason that, as of September 30, 2024, none of the properties held or leased by us had a carrying amount of 15% or more of our consolidated total assets.

Our Owned Properties

As of the Latest Practicable Date, we owned one property, with a total GFA of approximately 38,000 sq.m. in Shanghai. Our owned property is primarily used as the premises for our headquarter offices. We have obtained the real property ownership certificate for such property.

Our Leased Properties

As of the Latest Practicable Date, we entered into lease agreements for premises across different regions in the PRC. Our leased properties are primarily used as premises for our offices. The relevant lease agreements generally provide a duration ranging from two months to three years, some with renewal options. These properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules.

Title Defects

As of the Latest Practicable Date, the landlords for 8 leased properties with a total GFA of over 1,200 sq.m., did not provide valid title certificates and/or authorization to sublease the relevant leased properties to us. The relevant leased properties are mainly used as premises for our offices. As advised by our PRC Legal Advisor, lack of valid title certificates does not inevitably affect the validity of the relevant lease agreements we entered into, and it is the landlords’ responsibilities to obtain the valid title certificates, and therefore, as a tenant, we will not be subject to any administrative punishment or penalties in this regard. The lessors may be subject to challenges, lawsuits or other actions taken against the properties leased by us. If the lessors’ rights with respect to any of such properties were successfully challenged, we may be forced to relocate our operations on the affected properties.

BUSINESS OF THE TARGET GROUP

Having considered the foregoing, our Directors are of the view that the above title defects will not individually or collectively have a material adverse impact on our business or financial condition, on the basis that (i) most of the concerned lease properties are used as our offices, which we can easily find alternatives in a short period of time, and (ii) during the Track Record Period and up to the Latest Practicable Date, we had not been subject to any action, claim, fine or investigation being conducted or threatened by any third parties or the competent government authorities with respect to the above irregularities in our leased properties. For details of the relevant risks, see “Risk Factors – Risks Relating to the Target Group's Business and Industry – Our use of some leased properties could be challenged by third parties or governmental authorities, which may adversely affect our business operations.”

Non-registration of Lease Agreement

Pursuant to the applicable PRC laws and regulations, property lease agreements shall be registered with the relevant local branches of the PRC Ministry of Housing and Urban-Rural Development. As of the Latest Practicable Date, we had not completed lease registration for 42 of the properties we leased in the PRC, primarily due to the difficulty of procuring the relevant landlords’ cooperation to register such leases.

As advised by our PRC Legal Advisor, failure to register such lease agreements with the relevant PRC government authorities does not affect the validity and enforceability of the relevant lease agreements. However, the relevant PRC government authorities may order us or the lessors to, within a prescribed time limit, register the lease agreements, and may impose a fine ranging from RMB1,000 to RMB10,000 for each unregistered lease agreement. The estimated aggregate maximum penalty with respect to unregistered lease that may be imposed on us would be RMB420,000. Having considered the foregoing, our Directors are of the view that the unregistered leases will not individually or collectively have a material adverse impact on our business or financial conditions.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Since our inception, we have been highly committed to sustainable corporate responsibility projects, both through charitable endeavors and by extending the benefits of our digital platform to the society. Our human resources department may, from time to time, if necessary and after consultation with our relevant external legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations to ensure compliance with applicable laws and regulations. We also keep a record of any accidents that occur in the workplace. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social or environmental regulations.

Efficiency Enhancement and Carbon Neutralization

Our commitment to ESG principles is deeply embedded in our business operations and the services that we offer. Traditionally, steel products normally go through layers of distribution intermediaries, including agents and distributors, before reaching the end customers. Therefore, the traditional steel transaction process is highly inefficient both in terms of time and resources. Such lengthy process leads to severe information asymmetry in the procurement, processing and sales phase. Steel mills are unable to receive market information in a timely manner, which leads to the decoupling of production from the real market demand and the blindness in production. The most typical feature is the blind purchase of raw materials and the accumulation of large inventories of goods that are not in demand in the market, which results in a large amount of heavy carbon emissions.

BUSINESS OF THE TARGET GROUP

By transforming the steel transaction process and connecting the industry participants across the steel transaction value chain on our digital platform, we streamline and automate the steel transaction process, reduce unnecessary steps and intermediaries to enhance efficiency and thereby realize carbon neutralization. Compared to the traditional steel transactions process, the average time for completing an order is shortened by more than 50% and the average transaction cycle is shortened from five to seven days to two to three days through our digital platform, significantly improving the transaction efficiency and effectively reducing the manpower involved, according to CIC. We were approved as “2022 National Supply Chain Innovation and Application Demonstration Enterprise (2022全國供應鏈創新與應用示範企業)” by the MOFCOM, the MIIT and other eight ministries and commissions in 2022 in recognition of our contribution to significantly improve the efficiency of steel transactions through digitalization.

We have also endeavored to reduce the amount of carbon emission in the logistics services we currently provide to buyers. Our algorithm accurately matches the needs of buyers with suitable third-party carrier that we collaborate with and reduces the waiting time of the idle carriers to match with buyers as well as the carbon emission generated from the waiting period. According to our research and estimation to the five-star rated carriers on our digital platform in Shanghai, the average waiting time of carriers decreased after their collaboration with us, which in turn increased vehicle utilization rate and reduced carbon emissions. In addition, we are striving to explore options that further reduces carbon emission through maximizing the utilization rate of carrier resources. For instance, we started piloting programs for backhaul vehicles. In other words, we match carriers that have finished their steel product delivery with logistics orders that is on their way of return, therefore lowering the rate of empty vehicles and the unnecessary carbon emissions associated.

We intentionally choose logistics partners with a strong commitment to carbon emission reduction in our collaboration with third-party service providers. We estimate that the annual transaction volume of steel products made from recycled scraps on our digital platform is approximately four million tons, and indirectly reducing carbon emissions by approximately six million tons.

In addition, we are actively seeking new opportunities for potential launch of more carbon-neutral and innovative services for the non-steel industry based on our in-depth understanding of the industry’s needs. For example, we plan to launch FatCat Renewable Resources (胖貓再生資源) with a focus on industrial scrap recycling.

Governance on ESG-related Matters

Our Board has the collective and overall responsibility for establishing, adopting and reviewing environmental, social and governance (“ESG”) related strategies and policies of our group. Set forth below is a summary of principal responsibilities of our Board in respect of ESG related matters:

•	formulating and adopting policies on ESG matters (the “ESG Policy”);

•	keeping abreast of latest ESG-related laws and regulations, including the applicable sections of the Listing Rules, identifying environment-related risks, and updating our ESG Policy in accordance with the latest regulatory updates;

•	identifying key stakeholders based on our business operations, understanding such stakeholders’ influences with respect to ESG matters, and establishing and maintaining the communication channels to engage with them;

•	monitoring the effectiveness and ensuring the implementation of our ESG Policy, and improving internal ESG governing structure;

•	identifying key performance indicators, the relevant measurements, the mitigating measure and the targets; and

•	approving the annual ESG reports in accordance with Appendix 27 to the Listing Rules.

BUSINESS OF THE TARGET GROUP

According to our ESG Policy, we have engaged an adviser on ESG-related matters. We also assigned the ESG-related responsibilities to our ESG working group, comprising of senior management and employees with a sound understanding of current and emerging ESG matters. Our ESG working group report to the Board and is responsible to implement the policies formulated and adopted by the Board, prepare ESG reports on an annual basis, and conduct internal and external materiality reviews.

Energy Conservation and Environmental Sustainability

Due to the nature of our business, we do not directly generate industrial pollutants and did not incur any cost of compliance with applicable environmental protection rules and regulations during the Track Record Period. During the Track Record Period and up to the Latest Practicable Date, we had not had any material non-compliance issues in respect of any applicable laws and regulations governing environmental protection. We recognize the importance of preserving the natural environment, conserving natural resources and protecting global ecosystems to create a sustainable society for our future generations. We endeavor to reduce any negative impact on the environment through our commitment to energy saving and sustainable development. We have initiated a series of campaigns that aim to reduce waste and carbon emissions of both our Company and our employees. We encourage our employees to be mindful of the environment when consuming office supplies and traveling. We are committed to sustainability as part of our corporate strategy, and we strive to cultivate a sustainable mindset among our employees and work environment.

Metrics and Targets for Environmental Sustainability

We are committed to operating our business in a manner that protects the environment and improves environmental sustainability. We have established a set of key performance indicators to evaluate and guide our business operations.

During the Track Record Period, our businesses primarily operated in offices and the most material resource consumption was the use of electricity and water. We evaluate our electricity and water consumption in accordance with the relevant policies and regulations, and endeavor to proactively save energy in response to the government’s initiatives. The use of electricity accounted for the largest proportion of the greenhouse gas (“GHG”) emission in our business operations. The table below summarizes our key resource consumption during the Track Record Period:

	For the Year Ended December 31,			For the nine months ended September 30,
	2021	2022	2023	2024
Type of energy/resources
Electricity consumption volume(1)	1,346.0	1,881.1	2,147.4	2,041.7
Electricity consumption intensity(2)	1.30	2.73	2.27	2.84
Water consumption volume (tons)(3)	N/A	11,413	13,404	11,685
Water consumption intensity(4)	N/A	16.58	14.15	16.23

Notes:

(1)	The electricity consumption volume increased during the Track Record Period, which was in line with the expanded office area due to our headquarters' relocation and business expansion.
(2)	Electricity consumption intensity equals total electricity consumption volume (in MWh) divided by total revenue (RMB in millions) for the period.
(3)	We leased our headquarter from January 2020 to October 2021, where water consumption fee was covered under property management fees. Therefore, the water consumption volume data in 2021 were not available.
(4)	Water consumption intensity equals total water consumption volume (in tons) divided by total revenue (RMB in millions) for the period.

BUSINESS OF THE TARGET GROUP

We strive to foster water and electricity saving culture. We target to reduce our electricity and water consumption intensity by 2% from the level in 2022 by 2025, through the measures below:

Electricity consumption. We continue to monitor our electricity consumption level and (i) encourage the use of natural lighting, (ii) shorten the daily operation time of air conditioning, setting the cooling and heating temperatures at 26°C in summer and 20°C in winter, and use the fresh air ventilation systems in spring and autumn instead of air conditioning, (iii) reduce the use of disposable products and reuse bags and cartons, (iv) encourage the use of public transport to save energy and reduce GHG emissions, (v) encourage paperless office and encourage our employees to print on both sides of paper and in black and white. We also started to use electricity invoices from July 2023. During the Track Record Period, nearly all of our sales contracts were digital, reducing paper use by more than one million sheets as well as the resource for printing and courier. We target to reduce our electricity consumption per revenue RMB in millions by approximately 2% by 2025 from the consumption intensity level in 2022.

Water consumption. We encourage our employees to reduce the amount of water used in washroom and use river water to irrigate green plants in the offices. We target to reduce our electricity and water consumption per revenue RMB in millions by approximately 2% by 2025 from the consumption intensity level in 2022.

Paper consumption. We promote the paperless business operation campaign. We ask our employees to be mindful of the environment when consuming office supplies, such as using double-sided printing, only printing when necessary, archiving files digitally and using scrap paper. We will continue to advocate and encourage employees to use ecofriendly printing paper, reduce the use of disposable items such as disposable cups and chopsticks, make work from home arrangement to effectively save energy consumption, reduce the use of bottled water and use double-sided printing to reduce paper usage.

Energy consumption from IT infrastructures

We do not own or operate data center or server room by ourselves. Our data was stored in 20 cabinets leased from a third-party service provider between March 2016 and February 2023. Starting from February 2023, all data has been stored in a cloud server operated by another third-party service provider. Both third-party service providers disclosed how they assessed the climate risks and took mitigation plans in their ESG reports. As disclosed in its ESG report in 2022, the third-party cloud service provider is also committed to use of 100% renewable energy by 2030, as well as operational and supply chain carbon neutrality by 2030. We will continue to monitor the potential climate risks associated with our IT infrastructure service providers.

Potential Impact of Climate Change on Our Business

In view of our business nature, we do not anticipate the climate changes and other environment-related risks to have any material impact on our business operations, financial performance and strategy. During the Track Record Period and up to the Latest Practicable Date, our business, results of operation and financial conditions had not been materially adversely impacted by any climate-related incidents. Despite that we do not see climate-related risks affecting our business or financial conditions in short term, it may potentially affect our business and financial conditions in medium or long term.

Physical climate risks

The increasing frequency and intensity of climate-related physical hazards, such as heatwaves, floods, rising sea levels, cause complex risks and financial implications for companies. Physical climate change risks are geographic location specific and can be either event driven (acute) or longer-term shifts (chronic) in climate patterns.

BUSINESS OF THE TARGET GROUP

Our offices are mostly located in China, including Shanghai, Beijing, Tianjin, Liaoning, Shaanxi, Shanxi, Hebei, Shandong, Jiangsu, Zhejiang, Sichuan, Chongqing, Hubei, Hunan, Guangdong, Jiangxi, Guizhou, Yunnan and Hainan. Preliminary analysis on the physical climate change risks in these locations have indicated potential high risks of coastal flood, tsunami, cyclone, extreme heat, wildfire and landslide. Typhoons and floods caused by heavy rains as well as other natural disasters may have a negative impact on our business operations. Extreme weather conditions may also cause threats to the health and safety of our employees. We will further assess the risks and evaluate the financial implications from climate changes in accordance with Hong Kong Stock Exchange climate disclosure requirements and develop clear emergency management plans and take mitigation actions upon the completion of the De-SPAC Transaction.

Transition climate risks and opportunities

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology and market changes to address climate change mitigation and adaptation requirements. Regulators may require enhancing disclosures on emissions and tighten environmental regulations. The market may push for low-carbon products, which may potentially lead to increase in our research and development expenses or other operating expenses in relation to green electricity procurement and change of operational practices, in order to comply with the more stringent environmental regulations. In order to address transition risks, we will keep abreast of the development and dynamics of policies and regulations, invest in and research cutting-edge low-carbon technologies and continuously improve on disclosure transparency.

On the other hand, climate changes may bring about opportunities to our business operations. Leveraging our digital platform, we help to promote and lead the industry towards carbon neutrality. We intend to take advantages of the policies towards a greener economy and users’ growing preferences on low carbon product to actively promote reduction of carbon footprints of our platform users and establish a positive brand image.

Greenhouse Gas Emissions

According to the Greenhouse Gas Protocol (“GHG Protocol”) as published by World Resources Institute and World Business Council for Sustainable Development, GHG emissions are divided into three categories for businesses and organizations, namely Scope 1, Scope 2 and Scope 3. Scope 1 is direct emissions that occur from sources that are owned or controlled by the company. Scope 2 accounts for indirect emissions from the generation of purchased electricity consumed by the company. Scope 3 accounts for indirect emissions that are not produced by the company itself but under the control of suppliers or customers, so they are affected by decisions made outside the company, such as business travels, purchased goods and services and employee commuting. Reducing Scope 1 and 2 emissions, is usually the priority in a company’s carbon reduction strategy. With the climate emergency demanding more immediate action, there is a growing need to reduce GHG emissions wherever possible. The table below summarizes our Scope 1 and Scope 2 emissions during the Track Record Period:

	For the Year Ended December 31,			For the nine months ended September 30,
	2021	2022	2023	2024

	(CO2e in tons)
GHG Emissions
Scope 1(1)	N/A	285.61	335.34	270.96
Scope 2	767.64	1,072.79	1,224.65	1,136.83
Total emissions(2)	767.64	1,358.41	1,559.98	1,407.80

Notes:

(1)	Between January 2020 to October 2021, our headquarters was in leased buildings, therefore there was no Scope 1 emissions from sources that were owned or controlled by us. Therefore, there were no available Scope 1 emissions in 2021.
(2)	The GHG emissions increased during the Track Record Period, which was in line with the expanded office area due to our headquarters' relocation and business expansion.

BUSINESS OF THE TARGET GROUP

As a responsible enterprise, we have been endeavoring to take more responsibilities in accounting for Scope 3 emissions. The GHG Protocol classifies Scope 3 emissions into 15 categories, and the following table sets forth the categories that are applicable to our daily operations.

Category of Scope 3 emissions(1)	For the year ended December 31,			For the nine months ended September 30,
(CO2e in tons)	2021	2022	2023	2024
Category 1: Purchased goods and services(2)	360,568.3	170,930.0	114,801.4	180,659.3
Category 2: Capital goods(3)	218.6	1,068.3	111.6	4.4
Category 3: Fuel- and energy-related activities	15.6	57.1	69.1	63.9
Category 4: Upstream transportation and distribution	146.3	48.5	30.3	34.2
Category 5: Waste generated in operations(4)	0.8	0.9	1.0	1.0
Category 6: Business travel	386.7	200.2	525.0	451.2
Category 7: Employee commuting(5)	45.8	33.8	36.3	23.0
Category 9: Downstream transportation and distribution	1,352.2	457.1	294.3	184.1
Category 15: Investments	18.4	4,925.4	3,610.9	9,227.2
Total	362,752.7	177,721.3	119,480.0	181,421.0

Notes:

(1)	Category 8 (Upstream leased assets), Category 13 (Downstream leased assets), and Category 14 (Franchise) are activities not applicable to us since we are not lessor or lessee of any assets falling under Scope 3, nor do we operate any franchises. For Category 10 (Processing of sold products), Category 11 (Use of sold products), and Category 12 (End-of-life treatment of sold products), data was not available during the Track Record Period. We plan to improve the data collection and develop a complete Scope 3 inventory after the completion of the De-SPAC Transaction.

(2)	Fluctuations in purchased goods and services were a result of our overseas steel procurement. In 2021, we took advantage of favorable market conditions and purchased a significant quantity of steel from Ghana and UAE. In 2022 and 2023, we experienced a consistent and significant decrease in our steel procurement due to our strategic plan to manage the inventory accumulated in 2021 and the decision to halt operations in Thailand. In the nine months ended September 30, 2024, we had more overseas steel procurement in line with our business expansion.

(3)	Category 2 emissions were attributed to building renovation projects carried out during the Track Record Period. Fluctuations in capital goods occurred as a result of project construction progress in different years. The category 2 emissions decreased significantly in the nine-month period ended September 30, 2024 because we had substantially completed our building renovation projects in previous years.

(4)	Data for waste generated in operations was not available until our relocation to a new building in May 2021.

(5)	Data for employee commuting was only available for commuter shuttles from 2021.

In the meantime, we have taken active carbon reduction measures in our business operation as well as along the upstream and downstream value chain. We have integrated the carbon reduction requirements into our procurement management process, including supplier certification, selection, on-site auditing and performance management. We intentionally choose logistics partners with strong commitments to carbon emission reduction when evaluating their performance.

BUSINESS OF THE TARGET GROUP

We have also established a recycling and disposal mechanism for returned products. During the Track Record Period, we have assisted the platform users to deal with quality disputes of around 2,700 deals involving around 110,000 tons of steel products per year. We also recommend our buyers to choose steel products produced from recyclable scrap steel through electric furnace process, considering that the carbon emissions from electric furnace process are less than that of iron ore and blast furnace. We will continue to work with our suppliers and customers to carry out more active and effective environmental protection, energy saving and carbon reduction actions, and also develop the reduction targets and formulate feasible action plans to strengthen our ESG performance upon the completion of the De-SPAC Transaction.

Gender Equality and Diversity Enrichment

We value gender equality and diversity, and we have taken initiatives to broaden the impact of female workers, empower and encourage them to share their perspectives. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment.

We are on a continuous journey to improve well-being of everyone working with and for us. We foster inclusion and equality among employees from all backgrounds, regardless of religion, age, gender, disability, citizenship status and parental status, among others. We focus on embracing diversity within our Company and equal and respectful treatment of all of our employees, including those with disabilities. We offered people with disabilities employment training and job opportunities, and we plan to continue to roll out more measures to carry out our commitment to supporting people with diverse backgrounds.

Employee Professional Development

We invest in our employees and help them prosper. To ensure our employees have an exciting and rewarding career path and become well-rounded professionals, we support them in many different ways, including offering our employees of different career levels customized training and coaching on various topics and organizing in-class training programs as needed. We have constructed a core curriculum in our “FatCat Magic Academy”, which is an online learning system that is available to all employees. Furthermore, in order to achieve the goal of making the best use of talents and abilities, we have in place a sound internal promotion channel and cooperate with external top-tier training institutions to conduct business lectures for potential management talents.

LEGAL PROCEEDINGS AND COMPLIANCE

Contract Dispute A

On August 15, 2024, a company in Yunnan (“Plaintiff A”) filed a lawsuit (“Contract Dispute A”) against us, and alleged that it had paid a portion of the procurement amount pursuant to a steel product purchase agreement with us, but we failed to fulfill our supply obligations and did not refund the payment. Plaintiff A is primarily seeking (i) the rescission of the steel product purchase agreement; (ii) a refund of its payment of approximately RMB20.0 million and liquidated damages and related compensation; and (iii) for us to bear the related court fees. The total compensation requested by Plaintiff A amounted to approximately RMB20.3 million.

This lawsuit has entered into the pre-trial mediation stage based on the willingness of the parties and will be placed on file by the court if the pre-litigation mediation fails.

BUSINESS OF THE TARGET GROUP

In connection with our steel product purchase agreement with Plaintiff A, we entered into a “back-to-back” steel product purchase agreement with another company (“Seller Company”), and made the payment to the Seller Company in respect of the purchase. We did not receive the relevant steel products from Seller Company pursuant to the steel product purchase agreement. According to the steel product purchase agreement between Seller Company and us, we are entitled to seek compensation from Seller Company if it fails to fulfill its supply obligations to us. Furthermore, through an assignment executed between Seller Company and us, Seller Company irrevocably assigned to us, without any considerations, certain receivables, under which Plaintiff A is required to pay Seller Company approximately RMB6.3 million. Therefore, we believe the maximum damages we may suffer in Contract Dispute A, after deducting the receivables of approximately RMB6.3 million, are approximately RMB14.0 million, accounting for less than 1.5% and 4% of our revenue and gross profit in 2023, respectively. Taken into account that (1) we and Plaintiff A are both considering resolving the dispute through mediation to close the dispute, (2) even if we are ultimately required to fulfill the compensation obligation according to the final judgment, the maximum damages we may suffer account for less than 1.5% of our revenue and less than 4% of the gross profit for the year ended December 31, 2023, and (3) we are entitled to seek compensation from Seller Company, the Directors of the Target Company are of the view that Contract Dispute A will not have a material adverse impact on our daily operations and financial position.

As confirmed by the Target Company, our failure to fulfill the supply obligations to Plaintiff A was primarily because Seller Company failed to fulfill its supply obligations due to its operating deficit resulting from the volatile fluctuations in steel prices in the market. We had paid Seller Company in advance before they provided the steel products. To prevent the recurrence of similar issues, we have enhanced our internal control measures. For example, we have implemented dynamic quota management for the sellers. When we observe volatile steel price fluctuations in the market or potential risks related to sellers' operations, we require the sellers to deliver steel products before we make payments to them, ensuring that we can reliably fulfill our obligations to the buyers. We also carefully set and regularly review limits on cash payments to sellers based on their trading histories. Our Directors confirmed that Contract Dispute A did not represent any major or systemic deficiencies in our internal controls and management processes. Our Directors are of the view that these measures are adequate and effective in preventing similar incidents in the future.

Contract Dispute B

On August 13, 2024, a company in Zhejiang (“Plaintiff B”) filed a lawsuit (“Contract Dispute B”) against us, and alleged that it had paid the entire payment pursuant to a steel product purchase agreement with us, but we failed to fulfill part of our supply obligations and did not refund the payment. Plaintiff B is primarily seeking: (i) the rescission of the steel product purchase agreement; (ii) a refund of its payment of approximately RMB7.3 million and interest and other losses; and (iii) for us to bear the related court fees. The total compensation requested by Plaintiff B amounted to approximately RMB7.5 million.

This lawsuit has entered into the pre-trial mediation stage based on the willingness of the parties and will be placed on file by the court if the pre-litigation mediation fails. The relevant employee has made cash compensations to us of RMB3.0 million and a pledge over a property, and has agreed to provide further compensation for any potential damages. Therefore, we believe the maximum damages we may suffer in Contract Dispute B, after deducting the cash compensations of RMB3.0 million, are approximately RMB4.5 million, accounting for less than 0.5% and 1.5% of our revenue and gross profit in 2023, respectively. Considering that (1) we and Plaintiff B are both considering resolving the dispute through mediation to close the dispute, (2) even if we are ultimately required to fulfill the compensation obligation according to the final judgment, the maximum damages we may suffer account for less than 0.5% of our revenue and less than 1.5% of the gross profit for the year ended December 31, 2023, the Directors of the Target Company are of the view that Contract Dispute B will not have a material adverse impact on our daily operations and financial position.

BUSINESS OF THE TARGET GROUP

Our delay in fulfilling our supply obligations was primarily because of the misconduct of one of our employees, whose employment was terminated in October 2024. We have enhanced our internal controls regarding delivery instructions to sellers, aiming at avoiding any similar issues in the future. Specifically, since October 2024, we have been using a supply robot system that provides delivery instructions, including delivery details, to sellers for the transactions on our platform, instead of requiring manual entry of delivery instructions by our employees. The supply robot system only gives delivery instructions to sellers after completion of our necessary internal approval procedures, thus enhancing the standardization in sending delivery instructions. We have also notified sellers of updates of our delivery instruction process, aiming to avoid future disputed delivery instructions resulting from any potential employee misconduct. Additionally, we provide regular compliance and legal trainings to our employees, conduct weekly order spot checks and closely monitor delivery instructions provided to sellers. A whistleblower mechanism has also been established to identify any misconduct of our employees. Taking into consideration of these regular and enhanced internal controls, our Directors are of the view that Contract Dispute B did not represent any major or systemic deficiencies in our internal control and management processes. Our Directors are of the view that these measures are adequate and effective in preventing similar incidents in the future.

General

During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings, including any bankruptcy or receivership proceedings, that we believe would have a material adverse effect on our business, results of operations, financial conditions or reputation. Our Directors are not involved in any actual or threatened claims or litigations. There are no material legal, arbitral or administrative proceedings before any court current or pending against, or involving the properties, or the businesses of the Target Group or to which any of the properties or members of the Target Group is subject. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of business.

During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any material non-compliance incidents that have led to fines, enforcement actions, or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, results of operations and financial conditions.

RISK MANAGEMENT AND INTERNAL CONTROL

We are dedicated to the establishment and maintenance of a robust risk management and internal control system. We have adopted and implemented risk management policies and corporate governance measures to identify, assess, evaluate and monitor key risks associated with our strategic objectives on an on-going basis. Such risk management policies and internal control measures cover various aspects of our business operations, including supply chain management, financial control, information system and data security, human resources, and anti-corruption. Our board of Directors is responsible and has the general power to supervise the operations of our business, and is in charge of managing the overall risks of our Company. It is responsible for considering, reviewing and approving any significant business decision involving material risk exposures. Our board of Directors will monitor the ongoing implementation of our risk management policies and corporate governance measures.

Financial Reporting Risk Management

We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial report management policies, budget management policies, financial statements preparation policies and financial department and staff management policies. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures. We also provide regular training to our financial department staff to ensure that they understand our accounting policies.

BUSINESS OF THE TARGET GROUP

Information System Risk Management

Sufficient maintenance, storage and protection of user data and other related information is critical to our success. We have implemented relevant internal procedures and controls to ensure that user data is protected and to prevent leakage and loss of such data. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material information leakage or loss of user data. Our technology department is responsible for ensuring that the usage, maintenance and protection of data are in compliance with our internal rules and applicable laws and regulations. We provide regular training to our information technology team and discuss key issues or updates on a timely basis.

Human Resources Risk Management

We provide regular and specialized training tailored to the needs of our employees in different departments. We regularly organize internal training sessions conducted by senior employees or outside consultants on topics of interest of our employees. Through these trainings, we ensure that our staffs’ skill sets remain up-to-date and enable them to discover and meet our buyers’ needs.

We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practices, work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with regular trainings and resources to explain the guidelines contained in the employee handbook.

Internal Control on Anti-Money Laundering and Anti-Corruption

To protect our reputation and integrity, we have implemented an anti-bribery, anti-money laundering and anti-corruption policy to prohibit any form of fraud or corruption by our service providers or employees during our business operations. Our service providers must comply with all the applicable laws and regulations relating to the procurement transactions in relevant countries or regions and our anti-bribery. We further require our service providers to sign a letter of commitment to comply with anti-money laundering and anti-corruption laws (the “Letter of Commitment”), through which they commit in writing not to engage in non-compliances, fraud, money laundering, corruption or bribery during the cause of business. The Letter of Commitment prohibits our service providers from offering our employees or their family members any improper benefits, including cash or cash equivalents, lavish entertainment and meals or any other benefits. In addition, where our employees request any bribery explicitly or implicitly, our service providers must refuse such requests and report to us.

We also have put in place an anti-corruption policy to safeguard against any corruptions within us. The policy contains potential corruption conducts and our anti-corruption measures. We make our internal reporting channel open and available to our staff to report any acts of corruption, and our staff can also make anonymous reports to our internal audit department. Our internal audit department is responsible for investigating reported incidents and taking appropriate measures. We also have an employee code of conduct in place, which contains internal rules and guidelines regarding basic working rules, work ethics, confidentiality, negligence, anti-bribery and anti-corruption. We provide our employees with regular training and resources to explain the guidelines contained in the employee code of conduct.

WVR STRUCTURE AND THE WVR BENEFICIARIES

We propose to adopt a weighted voting rights (“WVR”) structure effective upon the completion of the De-SPAC Transaction. Under this WVR structure, the Successor Company’s share capital will comprise the Successor Company Class A Shares and the Successor Company Class B Shares. Each Successor Company Class A Share will entitle the holder to exercise one vote, and each Successor Company Class B Share will entitle the holder to exercise ten votes, on any resolution tabled at the Successor Company’s general meetings, save for the Reserved Matters.

BUSINESS OF THE TARGET GROUP

Immediately upon the completion of the De-SPAC Transaction, the WVR Beneficiaries will be Mr. Wang Dong and Mr. Wang Changhui. The WVR structure will enable the WVR Beneficiaries to exercise voting control over the Successor Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Successor Company. This will enable the Successor Company to benefit from the continuing vision and leadership of the WVR Beneficiaries, who will control the Successor Company with a view to its long-term prospects and strategy.

Immediately upon completion of the De-SPAC Transaction and taking into account the WVR structure:

(a)	Mr. Wang Dong will beneficially own 157,523,425 Successor Company Class B Shares, and Mr. Wang Changhui will beneficially own 33,512,437 Successor Company Class B Shares, collectively representing approximately 65.8% of the voting rights in the Successor Company; and

(b)	the Concert Parties (including Mr. Wang Dong and Mr. Wang Changhui) will collectively hold approximately 19.2% of the total issued share capital and approximately 67.1% of the total voting rights in the Successor Company, in each case assuming the Presumptions. See “Share Capital – Weighted Voting Right Structure” for further details.

The weighted voting rights attached to the Successor Company Class B Shares will cease when the WVR Beneficiaries cease to have any beneficial ownership of the Successor Company Class B Shares, in accordance with Listing Rule 8A.22. This may occur: (i) upon the occurrence of any of the circumstances set out in Listing Rule 8A.17, in particular where the WVR Beneficiaries is: (1) deceased; (2) no longer a member of the Successor Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when the holders of Successor Company Class B Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Successor Company Class B Shares or the voting rights attached to them, other than in the circumstances permitted by Listing Rule 8A.18; (iii) where a vehicle holding the Successor Company Class B Shares on behalf of a WVR Beneficiary no longer complies with Listing Rule 8A.18(2); or (iv) when all of the Successor Company Class B Shares have been converted to Successor Company Class A Shares.

Our Success is Attributable to Our Disruptive Business Model and Advanced Technological Capabilities

Since our inception in 2012, we have strived to address various pain points existing in China’s traditional steel transactions process and has been a pioneer in transforming the industry with a comprehensive set of services and digital infrastructure. We were the first to offer a one-stop and fully integrated suite of B2B services covering the entire value chain of the steel transactions in China, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, according to CIC.

Traditionally, the steel transactions process has been highly inefficient both in terms of time and resources. In the past, steel produced by manufacturers had to pass through multiple levels in a lengthy process before reaching the end customers. In addition, SMEs tend to face more challenges in the traditional steel transactions. Steel manufacturers normally produce in large-scale with regular production cycle, whereas SMEs generally have limited demand for a single purchase with relatively lower order density, which easily results in huge supply-demand mismatch for SMEs. Moreover, steel prices are volatile, and buyers often go through a cumbersome process of price inquiry, bargaining and locking-in before placing an order. Because of the complex transaction process and the imbalance between supply and demand, the transaction environment was in need of a new model, implying that the new and future trend for Chinese steel transactions will be to pass through fewer hands and operate with greater efficiency. Back in 2012, our Co-founders firmly believed that in China’s steel industry, the time was ripe for the emergence of a digital platform with a strong brand name, a national footprint, integrated service and standardized product offerings. As a result, Zhaogang was then established with the mission to connect everything and everyone in the steel transactions industry via digitalization.

BUSINESS OF THE TARGET GROUP

We have established a digital platform that connects industry participants across the value chain to transact in a hassle-free and efficient way. As of September 30, 2024, we attracted over 14,800 registered steel product sellers and over 181,100 registered buyers on our digital platform, with over 623,900 SKUs available. Through our digital platform, buyers now can get access to a diverse selection of steel products with transparent pricing offered by sellers, and are offered greater flexibility to procure smaller amounts of steel products, as compared to the purchases in bulk quantities from large enterprises traditionally. Meanwhile, with the broad base of buyers the digital platform accumulated, steel products sellers can reach buyers across different regions. Furthermore, we have also launched a series of digital tools to facilitate transactions and improve efficiency on our digital platform. For details, see “ – Transaction Services – Digital Tools.”

On top of steel transaction services, we offer a comprehensive suite of services in the steel transactions, including logistics, warehousing and processing, and SaaS products, which creates synergetic effects that improve the industry’s operational efficiency and make us stand out among our peers. We have made logistics, warehousing and processing a lot easier for buyers, where they can choose the most suitable service providers from our pre-qualified pool immediately following the purchase. We have built up a fulfillment network with a national coverage, supported by over 1,700 cooperated carriers, over 173,900 trucks and developed over 7,300 routes across the country, as of September 30, 2024. Additionally, leveraging our technological capabilities and industry insights amassed over the years, we have developed SaaS products that further assist industry participants to transact, operate and run their business in a more efficient manner. For example, our FatCat Cloud (胖貓雲) is an integrated SaaS ERP system that helps users manage their steel transactions easily and efficiently, through which buyers and sellers can easily monitor and manage every stage of transactions on our digital platform. FatCat Cloud is seamlessly integrated with all of our major business segments. Users are able to access logistics services to track their order status in real-time.

Leveraging on our innovative business model and advanced digital infrastructure, buyers in the steel transactions industry now can enjoy competitive and transparent pricing for a broad range of products, just-in-time logistics services, SaaS-based products, and data analytics services all through a single platform. We have significantly streamlined the manpower of steel transactions, improved the service quality and operation efficiency. According to CIC, our innovative business model resulted in over 30% time savings for buyers of steel products across the trading and shipping process.

Furthermore, our innovative business model is underpinned by robust technological capabilities that support smooth function from the user interface to the backend management system and the seamless integration of information flow. Our proprietary transaction processing system serves as a central hub within its technological capabilities, covering a comprehensive suite of business modules ranging from enterprise resource planning, customer relationship management to office automation, representing the most powerful and effective transaction processing system in the steel industry measured by maximum order processing capacity, according to CIC. The transaction processing system has digitalized the marketable resources of steel product sellers and automated the in-sales and after-sales processes to reduce the manpower required, thereby improving the overall operation efficiency of both the steel product sellers and buyers. Our system has also achieved a high degree of automation. For example, our proprietary LazyCat automated quotation system leverages the power of NLP, which improves decision-making by analyzing large volumes of texts and identifying key factors affecting buyer and seller actions. We were the first to integrate NLP technology into a B2B steel transactions platform, enabling instant and accurate quotes to buyers, fast settlement between buyers and sellers to expedite and optimize steel transactions process, according to CIC.

BUSINESS OF THE TARGET GROUP

WVR Beneficiaries are Integral to Our Success

Both Mr. Wang Dong and Mr. Wang Changhui have been integral to our success. Both of the WVR Beneficiaries will continue to be executive Directors of the Successor Company upon the consummation of the De-SPAC Transaction.

Both WVR Beneficiaries are industry veterans and have had over a decade of experience in the online steel transactions industry. As one of the earliest professional managers in China’s steel industry, both Mr. Wang Dong and Mr. Wang Changhui had accumulated in-depth industry knowledge and extensive business network with steel mills, buyers and third-party partners, which had been instrumental to our formative years of development. As a result of their continuous leadership and management, we started off in 2012 as an online information platform and gradually expanded both in geographical coverage and service categories, becoming China's largest third-party digital platform for steel transactions, as measured by online third-party steel transaction volume in 2023, according to CIC.

More specifically, Mr. Wang Dong serves as the architect of our vision and the strategic leader of the Target Group. He was the mastermind behind the successful formulation and execution of our heavy-to-light transformation strategy since 2019. Mr. Wang Changhui also has played a vital role in establishing and executing our vision. In 2019, together with Mr. Wang Dong, he contributed significantly to the evolution of our business model, where he led the discussions in the establishment of a joint venture that dissected our domestic direct sales business, and successfully transformed our business to a digital platform. For further background of Mr. Wang Dong and Mr. Wang Changhui, see “Directors and Senior Management of the Successor Company” in this circular.

Prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that following the completion of the De-SPAC Transaction, the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Successor Company and will be able to influence the outcome of any shareholders’ resolutions, irrespective of how other shareholders vote. The interests of the holders of Successor Company Class B Shares may not necessarily be aligned with the interests of shareholders as a whole, and this concentration of voting power may also have the effect of delaying, deferring or preventing a change in control of the Successor Company. For further information about the risks associated with the WVR structure adopted by the Successor Company, see section headed “Risk Factors – Risks Relating to the WVR Structure – Holders of our Successor Company Class B Shares may exert substantial influence over us and may not act in the best interests of our independent shareholders” in this circular.

LICENSES, PERMITS AND APPROVALS

Our PRC Legal Advisor has advised us that as of the Latest Practicable Date, we had obtained all requisite licenses, approvals and permits from the relevant government authorities that are material for our principal business operations in China. The following table sets forth a list of our material licenses, approvals and permits:

No.	License/Permit/Approval	Holder	Expiration Date

1	Value-added Telecommunication Business License (Internet Information Service)	Shanghai Steel Information Technology Co., Ltd. (上海找鋼網信息科技股份有限公司)	November 11, 2029

2	Value-added Telecommunication Business License (Internet Information Service)	Shanghai Pangmao Logistics Co., Ltd. (上海胖貓物流有限公司)	August 28, 2028

BUSINESS OF THE TARGET GROUP

No.	License/Permit/Approval	Holder	Expiration Date

3	Road Transport Business License	Shanghai Pangmao Logistics Co., Ltd. (上海胖貓物流有限公司)	December 31, 2025

4	Value-added Telecommunication Business License (Internet Information Service)	Pangmao Logistics (Gansu) Co., Ltd. 胖貓物流(甘肅)有限公司	December 27, 2028

AWARDS AND RECOGNITIONS

Our proven track record of success and innovation has been well recognized by industry associations and governmental authorities in China. The following table sets forth some of our major awards and recognitions during the Track Record Period and up to the Latest Practicable Date.

No.	Awards and Recognition	Issuing Authority	Time

1	Pilot Exemplary Project of Industrial Internet (工業互聯網試點示範項目)	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部)	2021

2	Innovative and Exemplary Case of Deep Integration of Logistics Industry and Manufacture Industry (物流業製造業深度融合創新發展典型案例)	National Development and Reform Commission (國家發展和改革委員會)	2021

3	Exemplary Project of Service Trade in Shanghai (上海市服務貿易示範項目)	Shanghai Municipal Commission of Commerce (上海市商務委員會)	2021

4	Recommended List of Big Data Service Providers in Shanghai (上海市大數據服務供應商推薦目錄名單)	Shanghai Municipal Commission of Economy and Information Technology (上海市經濟和信息化委員會)	2021

5	National Exemplary Enterprise of Supply Chain Innovation and Application (全國供應鏈創新與應用示範企業)	Ministry of Commerce of the PRC (中華人民共和國商務部)	2022

6	Exemplary Case of “Chain” Digital Transformation of SMEs (中小企業“鏈式”數字化轉型典型案例)	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部)	2022

BUSINESS OF THE TARGET GROUP

No.	Awards and Recognition	Issuing Authority	Time

7	High and New Technology Enterprise (Shanghai Tengcai Technology Co., Ltd.) (高新技術企業(上海騰採科技有限公司))	Ministry of Science and Technology of the PRC (中華人民共和國科學技術部)	2022

8	Advanced Enterprise in Informatization (信息工作先進單位)	China Iron and Steel Industry Association (中國鋼鐵工業協會)	2022

9	2022 Top 10 Cases of the Integration of Digitalization and Real Economy (2022數實融合十大年度案例)	National Business Daily (每日經濟新聞)	2022

10	Excellent Case of Business Science and Technology Innovation Application (商業科技創新應用優秀案例)	Department of Electronic Commerce and Information Technology of Ministry of Commerce of the PRC (中華人民共和國商務部電子商務和信息化司)	2023

11	No. 60 of the Top 500 Private Enterprises in China (中國民營企業500強第60位) No. 16 of the Top 100 Private Enterprises in the Service Sector in China (中國服務業民營企業100強第16位)	All-China Federation of Industry and Commerce (中華全國工商業聯合會)	2023

12	Specialized, Refined, Differential and Innovated Enterprises in Shanghai (上海市“專精特新”企業名單) Specialized, Refined, Differential and Innovated SMEs in Shanghai (Shanghai Tengcai Technology Co., Ltd., Shanghai Pangmao Lianxiang Technology Co., Ltd) (上海市“專精特新”中小企業名單(上海騰採科技有限公司、上海胖貓鏈享科技有限公司))	Shanghai Municipal Commission of Economy and Information Technology (上海市經濟和信息化委員會)	2023

13	Exemplary Enterprise of Electronic Commerce in Shanghai (上海市電子商務示範企業名單)	Shanghai Municipal Commission of Commerce (上海市商務委員會)	2023 & 2024

14	First Batch of Exemplary Industrial Internet Platforms in Shanghai (上海市首批產業互聯網示範平台)	Shanghai Municipal Commission of Economy and Information Technology (上海市經濟和信息化委員會)	2024

BUSINESS OF THE TARGET GROUP

No.	Awards and Recognition	Issuing Authority	Time

15	No. 51 of the Top 500 Private Enterprises in China (中國民營企業500強第51位) No. 13 of the Top 100 Private Enterprises in the Service Sector in China (中國服務業民營企業100強第13位)	All-China Federation of Industry and Commerce (中華全國工商業聯合會)	2024

16	Large Language Model-Enabled Productive Internet Service Platform Project in Shanghai (上海市大模型賦能生產性互聯網服務平台項目)	Shanghai Municipal Commission of Economy and Information Technology (上海市經濟和信息化委員會)	2024

17	Shanghai Special Funds for High-Quality Business Development (上海市商務高質量發展專項資金)	Shanghai Municipal Commission of Commerce (上海市商務委員會) and Shanghai Municipal Finance Bureau (上海市財政局)	2024

18	Innovation Award in Data Element Application – Second Prize (數據要素應用創新大賽二等獎)	China Information Industry Association (中國信息協會)	2024

19	Shanghai Special Pilot Funds for Modern Commercial Distribution System (上海市現代商貿流通體系試點專項資金)	Shanghai Municipal Commission of Commerce (上海市商務委員會)	2024

20	2024 Exemplary Case of Digital Transformation in Key Scenarios of the Steel Industry (2024鋼鐵行業重點場景數字化轉型典型案例)	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部)	2024

21	2024 Exemplary Case of Data Element Applications in Industrial Scenarios (2024工業領域數據要素應用場景典型實踐案例)	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部)	2025

FINANCIAL INFORMATION OF THE TARGET GROUP

Unless the context otherwise requires, all references in this section to “Zhaogang,” “we,” “us” or “our” refer to ZG Group (the “Target Company”), its subsidiaries, and Consolidated Affiliated Entities (together, the “Target Group”).

You should read the following discussion and analysis with the audited consolidated financial information, including the notes thereto, included in the Accountants’ Report in Appendix I to this circular. The following discussion and analysis may contain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual outcomes and developments will meet our expectations and predictions depends on a number of risks and uncertainties many of which we cannot control or foresee. In evaluating our business, you should carefully consider the information provided in this circular, including the sections headed “Risk Factors” and “Business of the Target Group.” For the purpose of this section, unless the context otherwise requires, references to 2021, 2022 and 2023 refer to our financial years ended December 31 of such years. Unless the context otherwise requires, financial information described in this section is described on a consolidated basis.

OVERVIEW

We are China's largest digital platform for third-party steel transactions, as measured by online steel transaction volume in 2023, according to CIC. We were the first in China to offer a one-stop integrated suite of B2B services covering the entire value chain of steel transactions, including online steel transactions, logistics, warehousing and processing, SaaS products, and big data analytics, through connecting key participants in the steel transactions industry onto our digital platform, according to CIC. We started our business from steel, a fundamental industrial raw material, and established a highly flexible digital infrastructure that redefined transaction and service standards. Through over a decade of evolution, we have become a trusted brand in the industry. Leveraging our extensive industrial insights and advanced digital infrastructure, we are diversifying into the market of non-steel industrial raw materials, including electronic components, electrical and electric, and hardware and electromechanical products.

Leveraging our disruptive business model in China and technological capabilities, we have grown significantly since inception and reinforced our market leading position in recent years. In 2023, we recorded 47.3 million tons of third-party steel transaction volume on our digital platform, taking up approximately 40% of China’s total online third-party steel transaction volume, according to CIC. Our total transaction volume increased at a CAGR of 17.3% from 35.6 million tons in 2021 to 49.0 million tons in 2023. Meanwhile, our GMV increased from RMB187.2 billion in 2021 to RMB195.5 billion in 2023 and increased from RMB137.0 billion in the nine months ended September 30, 2023 to RMB152.9 billion in the nine months ended September 30, 2024. We have attracted a broad base of buyers. As of September 30, 2024, our digital platform connected over 181,100 registered buyers. Our buyer base is not only broad, but also highly engaged. 85.8% of our top 500 buyers in terms of GMV contribution in 2021 still transacted with us in the nine months ended September 30, 2024. From 2021 to 2023, the average one-year net dollar retention rate for SME buyers, in terms of GMV, reached 131.1%. Our disruptive business model and technological capabilities also serve as a foundation for the further growth and expansion of our overseas transaction business. We are in the early stage of ramping up our overseas transaction business while have achieved significant revenue and transaction volume growth. In the nine months ended September 30, 2024, our total transaction volume for overseas transaction business reached 79.8 thousand tons, representing a 205.8% increase compared to the nine months ended September 30, 2023.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our proven track record of success and innovation has been well recognized by industry associations and governmental authorities in China. We were four times in the headlines of the People’s Daily. Leveraging our industry know-how, our first-mover advantage and economics of scale from our market leadership, we have achieved significant growth and continued improvements in our business in recent years. Through the successful “heavy-to-light” transformation, we recorded gross profit margin of 25.5%, 25.4%, 32.5% and 28.2% in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

BASIS OF PRESENTATION

Our historical financial information has been prepared in accordance with IFRS. On June 14, 2012, to comply with relevant laws and regulations in PRC which prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include certain activities and services operated by us, Beijing Gangfu Management Consulting Co., Ltd. (“Beijing Gangfu”) entered into a series of contractual arrangements with Zhaogang Netcom and Beijing Steel, respectively. As the financial impact of Beijing Steel was insignificant which has been disposed of on May 18, 2018, accordingly, it was no longer a party to the Contractual Arrangements as set out below. The Consolidated Affiliated Entities are Zhaogang Netcom and its subsidiaries.

On May 18, 2018, Zhaogang Netcom and Beijing Gangfu entered into a new series of contractual arrangements (the “Contractual Arrangements”) that supersede and replace in their entirety the prior contractual arrangements dated June 14, 2012. The Contractual Arrangements included exclusive business cooperation agreement, exclusive option agreement, equity pledge agreement, powers of attorney, confirmations from the relevant individual shareholders, spouse undertakings. The Contractual Arrangements can be extended at Beijing Ganfu’s option prior to the expiration date.

The Contractual Arrangements enable Beijing Gangfu to control Zhaogang Netcom by:

•	Exercising effective financial and operational control over Zhaogang Netcom;

•	Exercising equity holders’ voting rights of Zhaogang Netcom;

•	Receiving substantially all of the economic returns generated by the Consolidated Affiliated Entities in exchange for the business support, technical and management consultancy services provided by Beijing Gangfu;

•	Obtaining an irrevocable and exclusive right to purchase all or part of the interests in Zhaogang Netcom at the lowest purchase price permitted under PRC laws and regulations and exercise such right from time to time in compliance with PRC laws and regulations;

•	Preventing Zhaogang Netcom to sell, transfer, pledge or dispose of in any manner any material assets of Zhaogang Netcom or legal or beneficial interest in the material business or revenues of Zhaogang Netcom or allow the encumbrance of any secured interest of Zhaogang Netcom without prior consent of Beijing Gangfu; and

•	Preventing Zhaogang Netcom to make any distributions to their equity holders without prior consent of Beijing Gangfu.

Pursuant to the New Contractual Arrangements, Beijing Gangfu continues to maintain its effective control over Zhaogang Netcom and remains entitled to all the economic benefits derived from its operations.

We do not have any equity interest in the Consolidated Affiliated Entities. However, as a result of the Contractual Arrangements, we have power over the Consolidated Affiliated Entities, have rights to variable returns from our involvement with the Consolidated Affiliated Entities and are therefore considered to have control over the Consolidated Affiliated Entities. Consequently, we regard the Consolidated Affiliated Entities as indirect subsidiaries. We have consolidated the financial position and results of the Consolidated Affiliated Entities in the historical financial information during the Track Record Period.

FINANCIAL INFORMATION OF THE TARGET GROUP

The summarized financial information of Zhaogang Netcom and its subsidiaries is disclosed below.

	For the Year Ended December 31,			For the nine months ended September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Revenue	1,009,495	673,373	780,107	495,978
Loss for the year/period	(249,359)	(257,560)	(406,260)	(97,450)

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Total assets	6,918,061	8,385,092	11,257,612	9,280,860
Total liabilities	6,436,468	8,531,128	11,395,483	9,325,408

No statutory financial statements of our Company have been prepared since our date of incorporation as we are incorporated in a jurisdiction where there are no statutory audit requirements.

During the Track Record Period, we generated revenue from direct sales model in the PRC. As of March 31, 2023, we ceased all the operation of the domestic direct sales business of steel products and completed all the buyer orders. Please refer to “Financial Information of the Target Group – Discontinued Operations” for further details.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations have been, and are expected to continue to be, affected by a number of factors, many of which are outside of our control, including the following:

General Factors

Our business and results of operations are affected by general factors affecting the broader steel transactions industry in China and globally, including the overall economic growth and GDP growth of the countries where we operate our business. In addition, they are also affected by factors driving the steel transactions industry, such as:

•	the fluctuation of demand, supply and price of steels and, to a lesser extent, the relevant fluctuations of other industrial raw materials;

•	penetration rate of online steel transaction in the steel transactions industry;

•	market share of third-party online steel transaction platform within the online steel transactions industry; and

•	regulations, policies and initiatives affecting the steel industry and on a broader scale, industrial raw material trading industry.

Unfavorable changes to any of these general factors could negatively affect demand for our products and services, and negatively and materially affect our results of operations.

FINANCIAL INFORMATION OF THE TARGET GROUP

Company Specific Factors

While our business is influenced by general factors affecting the industry that we are operating in, our operating results are more directly affected by company specific factors, including the following major factors:

Our ability to attract, engage and retain buyers

Attracting, engaging and retaining buyers on our digital platform has been our key business focus since our inception. The growth of our buyer base and transaction frequency are major drivers of our revenues. We seek to attract buyers to our platform with the value propositions of a “one-stop shop” experience, diversified product and service offerings and competitive pricing, which together differentiates our digital platform from other alternatives and serves to increase buyer stickiness. As of December 31, 2021, 2022, 2023 and September 30, 2024 we had a total of over 149,600, 163,900, 177,000 and 181,100 registered buyers, respectively. In 2021, 2022, 2023 and the nine months ended September 30, 2024, our transacting SME buyers reached over 30,500, 28,400, 28,800 and 24,700, respectively. In addition, our unique value proposition of providing an integrated suite of services across the entire steel transaction value chain enables us to cross sell various services, which in return drives the transaction frequency and improves buyers’ stickiness with us. For example, 85.8% of our top 500 buyers in terms of GMV contribution in 2021 still transacted with us in the nine months ended September 30, 2024.

Our ability to attract, engage and retain buyers has contributed significantly to our business growth. Our total steel transaction volume amounted to 35.6 million tons, 36.2 million tons, 49.0 million tons and 41.3 million tons in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. Our total GMV amounted to RMB187.2 billion, RMB162.1 billion, RMB195.5 billion and RMB152.9 billion in 2021, 2022, 2023 and the nine months ended September 30, 2024, respectively. From 2021 to 2023, the average one-year net dollar retention rate for our SME buyers reached 131.1% in terms of GMV.

Our ability to establish and maintain relationships with steel product sellers

We rely on third-party steel product sellers to offer steel products that appeal to existing and potential new buyers on our digital platform. Our ability to provide a broad selection of steel products on our digital platform at competitive and transparent prices depends on our ability to develop mutually beneficial relationships with such sellers. For example, we rely on our third-party steel product sellers to maintain available sufficient inventory and satisfy large volume of orders in an efficient and timely manner to meet the buyer's requirements. As of December 31, 2021, 2022, 2023 and September 30, 2024, we partnered with over 9,300, 10,600, 12,600, 14,800 steel product sellers on our platform on an aggregate basis, respectively. As of December 31, 2023, our digital platform covered a catalogue of over 623,900 SKUs. We have also established long-term partnerships with steel product sellers. In 2023, approximately 27.2% of the sellers had cooperated with us for over five years.

During the Track Record Period, revenues generated from transaction services primarily comprised commission fees we charged sellers on a per ton basis. Our financial performance is dependent upon our ability to negotiate favorable commission fee rate with sellers in the long term. During the Track Record Period, as our business scale expanded with the enlarged user base and our continuous efforts in offering a one-stop integrated suite of quality service, we have accumulated a loyal base of buyers with high stickiness. As such, we have improved our bargaining power among sellers and increased our commission fee rate. Our average commission fee per ton for SME sellers was RMB4.5, RMB4.4, RMB5.1 and RMB5.2 in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. The decrease in 2022 was primarily due to the negative impact brought by the COVID-19 pandemic. From 2021 to 2023, revenues generated from transaction services accounted for a growing percentage of our total revenue, from 19.2% in 2021 to 20.5% in 2022 and further to 24.1% in 2023. Revenues generated from transaction services accounted for 24.1% and 20.4% of our total revenue in the nine months ended September 30, 2023 and 2024, respectively, primarily because we expanded our overseas transaction business and non-steel product transaction business in 2024.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our ability to establish and maintain sustainable relationships with third-party service providers

As a one-stop digital platform, collaborations with third-party service providers are an integral part of our “one-stop shop” experience, which benefits our buyers by reducing the costs and time spent on comparing and liaising with different service providers individually. We offer a wide range of value-added services, primarily including logistics, warehousing and processing services. We rely on relevant third-party services providers to provide reliable services to our buyers and sellers. In 2021, 2022, 2023 and the nine months ended September 30, 2024, we collaborated with over 1,300, 1,500, 1,600 and 1,700 logistics carriers, respectively, to provide logistics services to the buyers on our digital platform. We also have established strong partnership with Tencent to co-develop SaaS product, namely TCRM Platform, which attracted a growing number of subscribers during the Track Record Period.

Leveraging the large transaction volume on our platform, we have built close relationships with our service providers while bringing them a steady stream of business, and the third-party service providers in turn are willing to offer us more favorable terms. From 2021 to 2023, our gross profit for logistics services increased from RMB14.9 million in 2021 to RMB20.5 million in 2022, and further to RMB26.2 million in 2023. Our gross profit for logistics services increased from RMB18.1 million in the nine months ended September 30, 2023 to RMB28.7 million in the nine months ended September 30, 2024. As we further scale our business, it is expected that our existing and new service providers will benefit more from our digital platform and offer more services, leading to more buyers and sellers using our digital platform.

Our ability to diversify and monetize our service offerings

Our ability to continue to expand our buyer base, revenues and gross profit margins is predicated upon the continued expansion of our service offerings. Over years of development, we have grown into a one-stop integrated platform offering a comprehensive and integrated suite of services revolving around steel transactions. The introduction of transaction support services has significantly improved the transaction stickiness of buyers on our digital platform, and contributed to the success and expansion of our overall business. With logistics, warehousing and processing services integrated on a single platform, buyers no longer need to find service providers elsewhere to fulfill their needs.

Moreover, the launch of our technology subscription services in 2020 further expanded our revenue streams, and significantly improved buyers’ experience on our digital platform and their internal management. We have launched FatCat Cloud, an ERP system seamlessly integrated our digital platform to assist both buyers and sellers better transact on our digital platform. We charge subscription fees for FatCat Cloud, and during the Track Record Period, our users have become increasingly willing to pay for operational efficiency improvements, with the total number of subscribers to FatCat Cloud increasing from over 1,000 in 2021 to over 1,600 in 2022, to over 2,100 in 2023 and remained stable at over 2,080 as of September 30, 2024. Furthermore, TCRM Platform, the SaaS product we co-developed with Tencent, the first IM-based intelligent transaction management SaaS product in China, according to CIC, has proved our successful expansion into non-steel industries. We had accumulated TCRM Platform subscribers of over 2,300, 5,100, 6,400 and 6,200 as of December 31, 2021, 2022, 2023 and September 30, 2024, respectively. Revenues generated from technology subscription services totaled RMB27.3 million, RMB31.6 million, RMB34.0 million and RMB22.1 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, accounting for 2.0%, 3.5%, 2.9% and 1.9% of our total revenues in the same periods, respectively. In the future, we aim to continue to improve and deepen our existing service offerings, and expand new ones to better cater to users’ demand in the steel transactions industry.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our ability to manage our costs and expenses by leveraging our scale of business

Our results of operations depend on our ability to manage our costs and expenses. As we expand further, we expect to leverage economies of scale to realize cost savings. From 2021 to 2023, cost of revenue as a percentage of total revenues remained stable at 74.5% and 74.6% in 2021 and 2022, respectively, and decreased to 67.5% in 2023. Our cost of revenue as a percentage of total revenues increased slightly from 67.2% in the nine months ended September 30, 2023 to 71.8% in the nine months ended September 30, 2024, primarily due to a significant increase in product procurement costs in line with our business growth.

We are committed to continually improving our operational efficiency. Our operating expenses primarily include selling and distribution expenses, administration expenses and research and development expenses. Our operating expenses decreased by 19.5% from RMB489.3 million in 2021 to RMB394.1 million in 2022, primarily because of a decrease in selling and distribution expenses as a result of a decrease in employee benefit expenses for sales personnel. Such decrease was resulted from their reduced sales performance and activities, which were adversely affected by the COVID-19 pandemic. Our operating expenses increased by 87.2% from RMB394.1 million in 2022 to RMB737.7 million in 2023, primarily because our senior management exercised the share-based awards granted to them, resulting in an increase in administrative expenses through the recognition of share-based payment expenses.

The following table sets forth our key financial data during the Track Record Period:

	For the Year Ended December 31,			For the nine months ended September 30,
	2021	2022	2023	2023	2024
				(Unaudited)
Gross profit margin(1)	25.5%	25.4%	32.5%	32.8%	28.2%
Selling and distribution expenses as a percentage of revenue(2)	20.0%	26.8%	22.2%	23.8%	18.8%
Administrative expenses as a percentage of revenue(3)	6.5%	8.5%	35.8%	38.4%	4.9%
Research and development expenses as a percentage of revenue(4)	9.6%	8.2%	5.1%	5.7%	3.2%
Total operating expenses as a percentage of revenue(5)	36.2%	43.5%	63.1%	67.9%	26.9%

____________________
Notes:

(1)	As compared to 2021, the gross profit margin remained relatively stable in 2022. Gross profit margin increased from 25.4% in 2022 to 32.5% in 2023, primarily attributable to the growth of our transaction services with relatively higher margin, as a result of an increase in steel transaction volume and an increase in average commission fee we charged sellers on a per ton basis. Gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily because we expanded our overseas transaction business and non-steel product transaction business with relatively low gross profit margins but significant revenue growth.

(2)	The increase of selling and distribution expenses as a percentage of revenue from 2021 to 2022 was primarily due to the building up of our core sales team to support ramping up of transaction volume and value-added services on our platform. The selling and distribution expenses as a percentage of revenue decreased from 2022 to 2023 as a result of our continuous efforts in controlling employee benefit expenses and improving sales and efficiency, which led to the growth in revenue exceeding that in selling and distribution expenses in 2023. The selling and distribution expenses as a percentage of revenue decreased from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 as a result of economies of scale.

(3)	The increase of administrative expenses as a percentage of revenue from 2021 to 2022 was primarily due to significant decline of total revenue in 2022, resulted from adverse impact brought by COVID-19 pandemic. The administrative expenses as a percentage of revenue increased from 2022 to 2023 primarily attributable to an increase in share-based payment expenses. The significant decrease of administrative expenses as a percentage of revenue from 38.4% in the nine months ended September 30, 2023 to 4.9% in the nine months ended September 30, 2024, primarily because we did not incur share-based payment expenses in the nine months ended September 30, 2024. Share-based compensation amounted to RMB8.2 million, nil, RMB343.1 million and nil in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, representing 9.2%, nil, 82.0% and nil of the administrative expenses during the same periods, respectively.

FINANCIAL INFORMATION OF THE TARGET GROUP

(4)	The decreases of research and development expenses as a percentage of revenue from 2021 to 2023 were primarily because the development of our systems was largely complete in early 2022, and currently the major research and development expenses are routine maintenance costs, which are much lower than the initial launch and development phase. The decrease of research and development expenses as a percentage of revenue from the nine months ended September 30, 2023 to the nine months ended September 30, 2024, primarily because we enhanced the effectiveness of our research and development activities and had completed the major research and development products in the past years.

(5)	Operating expenses include selling and distribution expenses, administrative expenses and research and development expenses.

MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions we use and the judgments we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our management continually evaluates such estimates, assumptions and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions during the Track Record Period. We do not expect any material changes in these estimates and assumptions in the foreseeable future. Our other critical accounting estimates and judgements that were used in the preparation of our consolidated financial statements are set forth in Notes 2 and 3 to the Accountants’ Report as set out in Appendix I to this circular.

We have identified below the accounting policies, estimates and judgments that we believe are critical to the preparation of the historical financial information.

Critical Judgements in Applying Accounting Policies

The following is the critical judgements, apart from those involving estimations (see below), that our Directors have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the historical financial information.

Consolidation of structured entities

We obtained control over Shanghai Steel Information Technology Co., Ltd. (“Zhaogang Netcom”) and its subsidiaries, by entering into a series of contractual arrangements with Zhaogang Netcom. Nevertheless, the Contractual Arrangements and other measures may not be as effective as direct legal ownership in providing us with direct control over the Consolidated Affiliated Entities and if new laws, regulations or interpretations are adopted in the future, our beneficiary rights of the results, assets and liabilities of the Consolidated Affiliated Entities might be affected. Our Directors, based on the advice of our PRC Legal Advisor, consider that the contractual arrangements in relation to Zhaogang Netcom are in compliance with the relevant PRC laws and are legally enforceable.

We obtained controls over certain trusts, by entering cooperative agreements with a third-party financial institution. Our Directors applied judgment and assessed whether we are acting as a principal or agent for the structured entities, taking into consideration factors that all the risks to which we were designed to be exposed, the scope of the decision-making authority and exposure to variable returns resulting from our additional involvement with structured entities. We will perform reassessment once the facts and circumstances change leading to changes in the above factors.

FINANCIAL INFORMATION OF THE TARGET GROUP

Control over an entity in which we do not have more than 50% ownership interest

Shanghai Tengcai Technology Co., Ltd. (previously known as Fat Cat Cloud (Shanghai) Technology Co., Ltd.) is our subsidiary even though we have only a 48.06% ownership interest in this entity.

Our management assessed whether or not we have control over this entity based on whether we have the practical ability to direct the relevant activities of the entity unilaterally. In making their judgement, management considers our voting rights arising from the contractual arrangements, in which the we have entered into power of attorney with Tianjin Pangmao Yuanzheng Business Management Partnership (L.P.) (“Pangmao Yuanzheng”), one of the shareholders of Tengcai, following which Pangmao Yuanzheng transferred its 5.34% voting rights in Tengcai to us, resulting in our voting rights in Tengcai increased from 48.06% to 53.40%. After assessment, management concludes that we have sufficiently dominant voting right and power to direct the relevant activities of these entities and therefore we have unilateral control over the entity.

Principal versus agent

When a party is involved in providing goods or services to a buyer, we consider the nature of our promise. If it is a performance obligation to provide specified goods or services by ourselves, we act as a principal and control the specified goods or services before those goods or services are transferred to a buyer. If it is a performance obligation to arrange provision of specified goods or services by the other party, we act as an agent, such as for our transaction services. When we act as an agent, we do not control the specified goods or services provided by the other party before those goods or services are transferred to a buyer, and we recognize revenue in the amount of any fee or commission to which we expect to be entitled in exchange for arranging provision of specified goods or services by the other party.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the Track Record Period that may have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Estimated loss allowance of trade and other receivables

We assess at the end of each Track Record Period the ECL required for our trade and other receivables taking into consideration the estimation of future cash flows. When measuring ECL, we use reasonable and supportable forward-looking information, including taking into consideration the credit worthiness, past collection history, subsequent receipts from the debtors and future economic conditions of the industry in which the debtors operate.

The assessment of the correlation among the possibility of default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions.

For the information about the ECLs in our trade and other receivables, see Note 41 to the Accountants’ Report as set out in Appendix I to this circular.

FINANCIAL INFORMATION OF THE TARGET GROUP

Estimated impairment of property and equipment, right-of-use assets and intangible assets with definite useful lives

Property and equipment, right-of-use assets and intangible assets with definite useful lives are stated at costs less accumulated depreciation/amortization and impairment, if any. In determining whether an asset is impaired, we have to exercise judgement and make estimation, particularly in assessing: (1) whether an event has occurred or any indicators that may affect the asset value; (2) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (3) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), we estimate the recoverable amount of the cash-generating unit to which the assets belongs, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash-generating units, for which the relevant corporate assets have been allocated. Changing the assumptions and estimates, including the discount rates or the growth rates in the cash flow projections, could materially affect recoverable amounts.

During the years ended December 31, 2021, 2022 and 2023, and nine months ended September 30, 2024, our management assessed whether an event has occurred or any indicators that may affect the asset value. After conducting impairment assessment, our management concluded that there were indications of impairment. Accordingly, our management estimates the recoverable amounts of the cash-generating unit to which the property and equipment, right-of-use assets and intangible assets with definite useful lives have been allocated, which is the value in use.

In view of the recoverable amounts being higher than the carrying amounts of the property and equipment, right-of-use assets and intangible assets with definite useful lives, no impairment loss has been recognised on property and equipment, right-of-use assets and intangible assets with definite useful lives.

Estimated impairment of goodwill and intangible assets with indefinite life

Determining whether goodwill and intangible assets with indefinite life is impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets with indefinite life has been allocated, which is the higher of the value in use and fair value less costs of disposal. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, or changes in facts and circumstances which results in downward revision of future cash, a material impairment loss/future impairment loss may arise.

As of December 31, 2021, 2022, 2023 and September 30, 2024, the carrying amount of goodwill and intangible assets with indefinite life was RMB125.0 million, RMB125.0 million, RMB125.0 million and RMB125.0 million, respectively. Details of the impairment test was set out in Note 20 to the Accountants’ Report as set out in Appendix I to this Circular.

Estimation of the fair value of financial assets and financial liabilities at FVTPL

Fair value of financial asset and financial liability at FVTPL, in the absence of an active market, is estimated by using recognized valuation techniques. We use our judgement to select a variety of methods and make assumptions at the end of each Track Record Period. Changes in these assumptions and estimates could affect the respective fair value of these financial assets and financial liabilities. Further details, see Note 41 to the Accountants’ Report as set out in Appendix I to this circular.

FINANCIAL INFORMATION OF THE TARGET GROUP

Application of New and Revised IFRSs

For the purpose of preparing and presenting the historical financial information during the Track Record Period, we have consistently adopted IFRSs issued by the IASB, which are effective for our accounting period beginning on January 1, 2024, throughout the Track Record Period.

We have not early applied the following amendments to the IFRSs that have been issued but not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[3]
Amendments to IAS 21	Lack of Exchangeability[2]
IFRS 18	Presentation and Disclosure in Financial Statements[4]

1	Effective for annual periods beginning on or after a date to be determined.
2	Effective for annual periods beginning on or after 1 January 2025.
3	Effective for annual periods beginning on or after 1 January 2026.
4	Effective for annual periods beginning on or after 1 January 2027.

Except for the new IFRS mentioned below, our Directors anticipate that the application of all the new and amendments to IFRS will have no material impact on our consolidated financial statements in the foreseeable future.

IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE

During the Track Record Period, the COVID-19 pandemic significantly impacted our business operations. Beginning in 2020, the outbreak of COVID-19 resulted in the temporary closure of many corporate offices, manufacturing facilities and factories across China. Normal economic activities throughout China was curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements and rescheduling business meetings and travels.

Since December 2021, the recurrence of COVID-19 outbreaks resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories in affected regions, which adversely affected the steel procurement demand. The number of transacting SME buyers decreased from over 30,500 in 2021 to over 28,400 in 2022, and the order frequency decreased from 27.1 in 2021 to 25.9 in 2022. In addition, our operations (including logistics services and the transaction volumes supported by logistics services) were also affected by the recurrence of COVID-19 outbreaks and the measures implemented to prevent and control COVID-19. The transaction volume supported by our logistics services decreased by 43.4% from 9.7 million tons in 2021 to 5.5 million tons in 2022. As a result of the foregoing, our total revenues decreased from RMB1,353.4 million in 2021 to RMB905.4 million in 2022, and our gross profit decreased from RMB345.6 million in 2021 to RMB230.4 million in 2022.

Starting from 2023, normal economic activities throughout China gradually recovered, and our business performance rebounded strongly. The Target Group's steel transaction volume in 2023 amounted to 49.0 million tons, representing a year-over-year increase of 35.4% as compared to that in 2022. The growing steel transaction volume and penetration of our transaction support services brought a continuous improvement in our bargaining power in 2023, which led to an 65.0% year-over-year increase of total gross profit as compared to that in 2022.

FINANCIAL INFORMATION OF THE TARGET GROUP

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income with line items in absolute amounts and as percentages of our revenue for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Continuing operations
Revenue	1,353,432	100.0	905,363	100.0	1,168,451	100.0	804,993	100.0	1,140,541	100.0
Cost of revenue	(1,007,804)	(74.5)	(674,990)	(74.6)	(788,278)	(67.5)	(541,089)	(67.2)	(819,411)	(71.8)
Gross profit	345,628	25.5	230,373	25.4	380,173	32.5	263,904	32.8	321,130	28.2
Other income	13,403	1.0	20,907	2.3	33,057	2.8	24,128	3.0	47,409	4.2
Other gains and losses, net	78,882	5.8	(18,974)	(2.1)	(3,773)	(0.3)	(740)	(0.1)	(7,673)	(0.7)
Selling and distribution expenses	(270,606)	(20.0)	(242,619)	(26.8)	(259,869)	(22.2)	(191,329)	(23.8)	(213,948)	(18.8)
Administrative expenses	(88,511)	(6.5)	(77,128)	(8.5)	(418,490)	(35.8)	(309,429)	(38.4)	(56,033)	(4.9)
Professional fees and expenses related to De-SPAC Transaction	–	–	–	–	(39,557)	(3.4)	(30,297)	(3.8)	(7,518)	(0.7)
Research and development expenses	(130,149)	(9.6)	(74,396)	(8.2)	(59,338)	(5.1)	(45,845)	(5.7)	(36,689)	(3.2)
Finance costs	(61,792)	(4.6)	(68,650)	(7.6)	(64,873)	(5.6)	(42,265)	(5.3)	(34,298)	(3.0)
Impairment losses under expected credit loss (“ECL”) model, net of reversal	(39,488)	(2.9)	(54,359)	(6.0)	(30,188)	(2.6)	(6,888)	(0.9)	(57,589)	(5.0)
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	(108,932)	(8.0)	(7,161)	(0.8)	4,578	0.4	2,195	0.3	(358)	(0.0)
Fair value changes of financial liabilities at FVTPL	(19,311)	(1.4)	(11,497)	(1.3)	(8,041)	(0.7)	(2,551)	(0.3)	(7,355)	(0.6)
Share of results of associates and joint venture	(4,773)	(0.4)	(1,138)	(0.1)	(2,540)	(0.2)	(2,093)	(0.3)	(1,574)	(0.1)
Loss before tax from continuing operations	(285,649)	(21.1)	(304,642)	(33.6)	(468,861)	(40.1)	(341,210)	(42.4)	(54,496)	(4.8)
Income tax credit (expense)	659	0.0	665	0.1	(788)	(0.1)	(924)	(0.1)	99	0.0
Loss for the year/period from continuing operations	(284,990)	(21.1)	(303,977)	(33.6)	(469,649)	(40.2)	(342,134)	(42.5)	(54,397)	(4.8)

FINANCIAL INFORMATION OF THE TARGET GROUP

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Discontinued operations
(Profit) loss for the year/period from discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–
Loss for the year/period	(274,387)	(20.3)	(366,143)	(40.4)	(469,005)	(40.1)	(341,490)	(42.4)	(54,397)	(4.8)
Attributable to:
Owners of the Target Company	(264,366)	(19.5)	(358,903)	(39.6)	(468,272)	(40.1)	(340,142)	(42.3)	(54,448)	(4.8)
– Continuing operations	(274,969)	(20.3)	(296,737)	(32.8)	(468,916)	(40.1)	(340,786)	(42.3)	(54,448)	(4.8)
– Discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–

Non-controlling interests	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Continuing operations	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Discontinued operations	–	–	–	–	–	–	–	–	–	–
Other comprehensive (expense) income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(5,953)	(0.4)	16,300	1.8	1,063	0.1	3,425	0.4	1,741	0.2
Share of other comprehensive income (expense) of associates	2,936	0.2	(1,738)	(0.2)	–	–	–	–	–	–
Other comprehensive (expense) income for the year/period, net of income tax	(3,017)	(0.2)	14,562	1.6	1,063	0.1	3,425	0.4	1,741	0.2
Total comprehensive expense for the year/period	(277,404)	(20.5)	(351,581)	(38.8)	(467,942)	(40.0)	(338,065)	(42.0)	(52,656)	(4.6)

Total comprehensive (expense) income attributable to:
Owners of the Target Company	(267,383)	(19.8)	(344,341)	(38.0)	(467,209)	(40.0)	(336,717)	(41.8)	(52,707)	(4.6)
– Continuing operations	(277,986)	(20.6)	(282,175)	(31.2)	(467,853)	(40.0)	(337,361)	(41.9)	(52,707)	(4.6)
– Discontinued operations	10,603	0.8	(62,166)	(6.9)	644	0.1	644	0.1	–	–

Non-controlling interests	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Continuing operations	(10,021)	(0.7)	(7,240)	(0.8)	(733)	(0.1)	(1,348)	(0.2)	51	0.0
– Discontinued operations	–	–	–	–	–	–	–	–	–	–

FINANCIAL INFORMATION OF THE TARGET GROUP

NON-IFRS MEASURES

To supplement our consolidated financial statements which are presented in accordance with IFRS, we also use non-IFRS measures, namely adjusted net loss (non-IFRS measure), adjusted EBITDA (non-IFRS measure), adjusted net loss margin (non-IFRS measure) and adjusted EBITDA margin (non-IFRS measure), as additional financial measures, which are not required by or presented in accordance with IFRS. We believe that such non-IFRS measures facilitate comparisons of operating performance from year to year and company to company by eliminating potential impacts of certain items, and provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as it helps our management. However, our presentation of such non-IFRS measures may not be comparable to similarly titled measures presented by other companies. The use of such non-IFRS measures has limitations as an analytical tool, and you should not consider it in isolation from, or as substitute for analysis of, our results of operations or financial condition as reported under IFRS.

We define adjusted net loss (non-IFRS measure) as loss for the year/period from continuing operations adjusted by adding back fair value change of convertible preferred shares and warrants, share-based payment expenses and professional fees and expenses related to De-SPAC Transaction. The convertible preferred shares and warrants will automatically convert into ordinary shares upon the completion of the De-SPAC Transaction, and no further loss or gain on fair value changes is expected to be recognized afterwards. In addition, share-based payment expenses are non-cash in nature and do not result in cash outflow, and the adjustments have been consistently made during the Track Record Period. We also exclude professional fees and expenses related to De-SPAC Transaction. We define adjusted net loss margin (non-IFRS measure) as adjusted net loss (non-IFRS measure) for the period divided by revenue for the same period. We define adjusted EBITDA (non-IFRS measure) as adjusted net loss (non-IFRS measure) for the year/period adjusted by adding back income tax credit (expense), finance costs, interest on bank deposit related to borrowings and depreciation and amortization. We define adjusted EBITDA margin (non-IFRS measure) as adjusted EBITDA (non-IFRS measure) for the period divided by revenue for the same period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Loss for the year/period from continuing operations	(284,990)	(303,977)	(469,649)	(342,134)	(54,397)
Fair value change of convertible preferred shares and warrants	(16,354)	(10,662)	(6,883)	(1,631)	(4,947)
Share-based payments	(8,166)	–	(343,058)	(256,320)	–
Professional fees and expenses related to De-SPAC Transaction	–	–	(39,557)	(30,297)	(7,518)
Adjusted net loss (Non-IFRS measure)	(260,470)	(293,315)	(80,151)	(53,886)	(41,932)
Adjusted net loss margin (Non-IFRS measure)	(19.2%)	(32.4%)	(6.9%)	(6.7%)	(3.7%)
Income tax credit (expense)	659	665	(788)	(924)	99
Finance costs	(61,792)	(68,650)	(64,873)	(42,265)	(34,298)
Interest on bank deposit related to borrowings	443	3,545	1,974	1,736	731
Depreciation and amortisation	(20,170)	(21,985)	(21,031)	(15,810)	(15,550)
Adjusted EBITDA (Non-IFRS measure)	(179,610)	(206,890)	4,567	3,377	7,086
Adjusted EBITDA Margin (Non-IFRS measure)	(13.3%)	(22.9%)	0.4%	0.4%	0.6%

FINANCIAL INFORMATION OF THE TARGET GROUP

DESCRIPTION OF MAJOR COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

During the Track Record Period, we primarily generated revenues from (i) transaction services, (ii) transaction support services, (iii) technology subscription services, (iv) overseas transaction business and (v) others, primarily include revenues generated from non-steel products transaction business. The following table sets forth a breakdown of our revenue by business lines during the Track Record Period:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Revenue
Transaction services	259,517	19.2	185,804	20.5	281,105	24.1	193,988	24.1	233,245	20.4
Transaction support services	745,233	55.1	468,708	51.8	508,994	43.6	377,259	46.9	327,015	28.7
Technology subscription services	27,325	2.0	31,579	3.5	34,044	2.9	25,720	3.2	22,090	1.9
Overseas transaction business	321,357	23.7	216,912	23.9	221,056	18.9	144,824	18.0	420,544	36.9
Others	–	–	2,360	0.3	123,252	10.5	63,202	7.8	137,647	12.1
Total	1,353,432	100.0	905,363	100.0	1,168,451	100.0	804,993	100.0	1,140,541	100.0

During the Track Record Period, our revenue from transaction services, transaction support services, technology subscription services and non-steel product transaction business was derived from mainland China. We started our overseas transaction business in 2015 and generated revenue from overseas markets under our overseas transaction business. The following table sets forth a breakdown of our revenue by geographical regions.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Mainland China	1,032,075	76.3	688,451	76.1	947,395	81.1	660,169	82.0	719,997	63.1
Overseas
–East Asia(1)	164,938	12.2	80,667	8.9	143,559	12.3	91,409	11.4	119,611	10.5
–Africa(2)	101,680	7.5	89,830	9.9	23,859	2.0	23,512	2.9	–	–
–Middle East(3)	54,382	4.0	46,202	5.1	53,638	4.6	29,903	3.7	288,079	25.3
–Southeast Asia(4)	357	0.0	213	0.0	–	–	–	–	12,854	1.1
Subtotal	321,357	23.7	216,912	23.9	221,056	18.9	144,824	18.0	420,544	36.9
Total	1,353,432	100.0	905,363	100.0	1,168,451	100.0	804,993	100.0	1,140,541	100.0

Notes:

(1)	Including Hong Kong SAR and South Korea.

(2)	Including Ghana, Kenya, Tanzania, Togo and Egypt.

(3)	Including United Arab Emirates.

(4)	Including Thailand, Vietnam, Myanmar and Malaysia.

FINANCIAL INFORMATION OF THE TARGET GROUP

Transaction Services

Revenues generated from transaction services primarily include the revenue from steel transactions on our digital platform, under which we charge sellers a commission fee on a per ton basis for the sale of steel products to buyers through our digital platform. We do not take ownership of steel products sold through our platform. In accordance with IFRS 15, we act as an agent because the control over the specified goods remains with the sellers before they are transferred to the buyers. Revenue related to commission fees is reported on a net basis and recognized when the underlying transaction is completed, representing the point in time at which the right to commission fee becomes unconditional.

To a lesser extent, revenues of transaction services were generated by customized procurement services we primarily provided to certain reputable and large-scale state-owned enterprise buyers, whom we deem as key accounts. We procure steel products from a selected pool of sellers for key accounts based on their specific demand, which is normally project-based, and we sell directly to these key accounts. We act as an agent in such “back-to-back” transactions and therefore do not take ownership of the steel products. We charge our key accounts pre-determined agreed fees per ton quoted taking into account a variety of factors, including changes in the market condition of steel prices, scope of their requested ancillary services and the price ranges offered by our competitors. We normally engage third-party service providers for the ancillary services requested by key accounts.

Transaction Support Services

Revenues generated from transaction support services primarily include the revenue generated from logistics services, warehousing and processing services and transaction settlement services. The table below sets forth a breakdown by business lines of our revenues generated from transaction support services during the Track Record Period:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Logistics, warehousing and processing services	689,127	92.5	413,937	88.3	453,349	89.1	336,230	89.1	307,828	94.1
Platform users	653,330	87.7	405,282	86.5	429,294	84.3	314,591	83.4	298,511	91.3
Non-platform users	35,797	4.8	8,655	1.8	24,055	4.7	21,639	5.7	9,317	2.8
Transaction settlement services	56,106	7.5	54,771	11.7	55,645	10.9	41,029	10.9	19,187	5.9
Total	745,233	100.0	468,708	100.0	508,994	100.0	377,259	100.0	327,015	100.0

For logistics, warehousing and processing services, we coordinate logistics, warehousing and processing for buyers who choose to use our services by retaining and matching suitable carriers for the delivery of steel products, and relevant warehousing and processing service providers for warehouse and steel product processing, through which we earn the fee difference between the fees we charge our buyers on a per ton basis and payment to our partnered third-party service providers. Service income is recognized over the service period when the services are performed.

During the Track Record Period, we offered three types of transaction settlement services, namely, FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement, and earned service fees from our transaction settlement services. We have ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024. Upon termination, we no longer generate revenue from providing transaction settlement services, but will continue to provide bills settlement as a payment or settlement method for the transactions on our digital platform. For details of the business model of each of the transaction settlement services, see “Business of the Target Group − Transaction Support Services − Transaction Settlement Services.”

FINANCIAL INFORMATION OF THE TARGET GROUP

Technology Subscription Services

We offer various digital solutions through our digital platforms to facilitate transaction services for users, which include our SaaS products, data analytics and other value-added services, such as advertising services. Revenues generated from technology subscription services are recognized over the service period when services are rendered. We have assessed that the stage of completion is determined as the proportion of the total service period that has elapsed as of the end of the Track Record Period as it is an appropriate measure of progress towards complete satisfaction of these performance obligations under IFRS 15 as the buyer simultaneously receives and consumes the services provided by us over the service period.

Overseas Transaction Business

During the Track Record Period, we primarily operated under a direct sales model in overseas markets. In accordance with IFRS 15, we primarily act as a principal under the direct sales model because we have obtained control over the specified goods before they are transferred to the buyers. Revenue derived from overseas transaction business is primarily reported on a gross basis and is recognized when goods delivery notes are issued to and the goods are accepted by the buyers at the premises specified in the contract, representing the point in time at which a buyer obtains control of the goods and we satisfy a performance obligation. Compared to other overseas countries where we acted as a principal, we adopted a different business model for transactions conducted in Thailand and Vietnam, where we acted as an agent and only charged sellers commission fees on a per ton basis and recorded revenues on a net basis. The underlying rationale is that Thailand and Vietnam are geographically closer to China, there are a considerable volume of steel products exported from China to both countries, and hence fierce market competition along with volatile steel prices. Limited profit margins in both markets make us opt to act as an agent and focus on service offerings. In contrast, other overseas markets such as Ghana and UAE pose geographical barriers to steel product export from China. Consequently, with fewer rivals vying for market share, we are incentivized to operate under a direct sales model.

The following table sets forth a breakdown of our revenues generated from overseas transaction business by geographic locations during the Track Record Period:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
East Asia(1)	164,938	51.4	80,667	37.2	143,559	64.9	91,409	63.1	119,611	28.4
Africa(2)	101,680	31.6	89,830	41.4	23,859	10.8	23,512	16.2	–	–
Middle East(3)	54,382	16.9	46,202	21.3	53,638	24.3	29,903	20.7	288,079	68.5
Southeast Asia(4)	357	0.1	213	0.1	–	–	–	–	12,854	3.1
Total	321,357	100.0	216,912	100.0	221,056	100.0	144,824	100.0	420,544	100.0

Notes:

(1)	Including Hong Kong SAR and South Korea.

(2)	Including Ghana, Kenya, Tanzania, Togo and Egypt.

(3)	Including United Arab Emirates.

(4)	Including Thailand, Vietnam, Myanmar and Malaysia.

FINANCIAL INFORMATION OF THE TARGET GROUP

Others

Others primarily represent non-steel products transaction business we started in late 2022. During the Track Record Period, we primarily operated under a direct sales model, where we procured non-steel products, mainly including wires and cables during the Track Record Period, from manufacturers, manage inventories and distribute them directly to buyers.

Cost of Revenue

Our cost of revenue primarily consists of (i) logistics, warehousing and processing costs; (ii) product procurement costs, representing steel product procurement costs for overseas transaction sales and other procurement costs of non-steel products; (iii) stamp duty and extra charges; and (iv) service fees. The table below sets forth a breakdown of our cost of revenue by nature and as a percentage of revenue during the Track Record Period:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Cost of revenue
Logistics, warehousing and processing costs	671,669	49.6	392,157	43.3	426,353	36.5	317,859	39.5	278,631	24.4
Product procurement costs	292,276	21.6	251,586	27.8	328,883	28.1	197,161	24.5	523,342	45.9
Stamp duty and extra charges	34,205	2.5	16,010	1.8	22,633	1.9	16,350	2.0	15,683	1.4
Service fees	9,654	0.7	15,237	1.7	10,409	0.9	9,718	1.2	1,755	0.2
Total	1,007,804	74.5	674,990	74.6	788,278	67.5	541,089	67.2	819,411	71.8

Gross Profit and Gross Profit Margin

Our gross profit represents our revenue from continuing operations less our cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. The table below sets forth a breakdown of our gross profit and gross profit margin by business lines during the Track Record Period:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin

	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%

	(RMB in thousands, except for percentages)
							(Unaudited)
Transaction services	228,427	88.0	170,863	92.0	259,745	92.4	178,652	92.1	218,269	93.6
Transaction support services	61,345	8.2	62,161	13.3	73,373	14.4	50,362	13.3	47,769	14.6
Technology subscription services	26,910	98.5	29,698	94.0	31,692	93.1	24,070	93.6	20,318	92.0
Overseas transaction business	28,946	9.0	(32,399)	(14.9)	12,141	5.5	9,085	6.3	27,247	6.5
Others	–	–	50	2.1	3,222	2.6	1,735	2.8	7,527	5.5
Total	345,628	25.5	230,373	25.4	380,173	32.5	263,904	32.8	321,130	28.2

FINANCIAL INFORMATION OF THE TARGET GROUP

Other Income

Other income primarily consists of (i) interest on bank deposits; (ii) dividend income from financial assets at FVTPL; and (iii) government grants, which represent incentives provided by local government authorities in the PRC, including various forms of government financial incentives and preferential tax treatments, to reward our support for and contribution to the development of local economies.

The following table sets forth a breakdown of other income during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Interest on bank deposits	7,913	11,256	26,376	20,426	7,416
Dividend income from financial assets at FVTPL	285	–	–	–	–
Government grants	5,205	9,651	6,681	3,702	39,993
Total	13,403	20,907	33,057	24,128	47,409

Other Gains and Losses, Net

Other gains and losses primarily consist of (i) gain on disposal of interests in associates; (ii) gain on change of control from joint venture to subsidiary, representing our acquisition of voting rights and subsequent control over Shanghai Tengcai Technology in March 2021; the gain resulted from the difference between the net identifiable assets of Shanghai Tengcai Technology and its fair value remeasured at the acquisition date in accordance with the relevant accounting standards IFRS 3.42 that “an equity interest previously held in the acquiree which qualified as an associate or a joint venture, or as a joint operation that constitutes a business, is similarly treated as if it were disposed of and reacquired at fair value on the acquisition date”; (iii) fair value changes of derivative financial instruments in connection with derivative futures contracts and foreign exchange forwards we held which are marked to market with the resulting gain or loss taken to profit or loss; (iv) impairment loss on investments in associates; (v) gain on disposal of property and equipment; and (vi) net foreign exchange loss.

The following table sets forth a breakdown of our other gains and losses during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Gain on disposal of interests in associates	3,209	866	–	–	–
Gain on change of control from joint venture to subsidiary	78,305	–	–	–	–
Loss (gain) on fair value changes of derivative financial instruments	(1,709)	(7,118)	415	(31)	284
Impairment loss on investments in associates	(1,423)	–	(2,112)	–	–
Gain on disposal of property and equipment	539	444	596	238	4

NOTICE OF EXTRAORDINARY GENERAL MEETING

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Loss on early termination of right-of-use assets	–	–	(398)	–	–
Net foreign exchange loss	(2,213)	(13,661)	(2,651)	(1,719)	(8,442)
Loss on disposal of subsidiaries	–	–	(425)	–	–
Others	2,174	495	802	772	481
Total	78,882	(18,974)	(3,773)	(740)	(7,673)

Selling and Distribution Expenses

Our selling and distribution expenses are primarily comprised of (i) employee benefit expenses for sales and marketing personnel; (ii) lease expenses; (iii) business development and travel expenses; (iv) professional fees; and (v) other expenses. The table below sets forth a breakdown of our selling and distribution expenses during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Employee benefit expenses	221,913	199,139	206,457	152,581	160,545
Lease expenses	3,146	5,224	6,111	8,695	8,823
Business development and travel expenses	24,955	22,573	29,564	20,693	32,986
Professional fees	8,055	7,715	8,526	5,512	5,235
Depreciation and amortization expenses	9,465	5,853	3,330	1,651	2,266
Other expenses	3,072	2,115	5,881	2,197	4,093
Total	270,606	242,619	259,869	191,329	213,948

Administrative Expenses

Our administrative expenses are primarily comprised of (i) employee benefit expenses for administrative personnel; (ii) professional fees; (iii) depreciation and amortization expenses; (iv) lease expenses; and (v) other expenses. The table below sets forth a breakdown of our administrative expenses during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Employee benefit expenses	43,159	37,606	36,843	27,024	29,823
Professional fees	14,983	11,725	8,766	5,571	5,513
Depreciation and amortization expenses	7,987	12,597	11,909	8,918	8,278
Lease expenses	5,159	4,434	2,315	2,501	3,742
Business development and travel expenses	4,140	2,649	4,597	3,505	3,338
Office expenses	3,027	1,544	3,608	2,693	1,876
Share-based payment expenses	8,166	–	343,058	256,320	–
Other expenses	1,890	6,573	7,394	2,897	3,463
Total	88,511	77,128	418,490	309,429	56,033

FINANCIAL INFORMATION OF THE TARGET GROUP

Research and Development Expenses

Our research and development expenses mainly consist of (i) employee benefit expenses for research and development personnel; (ii) technical consulting expenses; (iii) depreciation and amortization expenses; (iv) lease expenses; and (v) other expenses. The table below sets forth a breakdown of our research and development expenses during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Employee benefit expenses	111,065	66,844	49,878	38,332	29,820
Technical consulting expenses	11,577	2,695	5,178	4,273	3,047
Depreciation and amortization expenses	2,718	3,535	3,011	2,289	2,165
Lease expenses	4,037	881	809	629	1,192
Other expenses	752	441	462	322	465
Total	130,149	74,396	59,338	45,845	36,689

Finance Costs

Our finance costs primarily consist of (i) interest on bank borrowings, (ii) interest on other borrowings, and (iii) interest on lease liabilities. The table below summarizes a breakdown of our finance costs during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Interest on bank borrowings	18,857	24,123	18,581	15,733	11,477
Interest on other borrowings	43,959	44,238	46,049	26,343	22,592
Interest on lease liabilities	240	289	243	189	229
Subtotal	63,056	68,650	64,873	42,265	34,298
Less: amounts capitalized in construction in progress	(1,264)	–	–	–	–
Total	61,792	68,650	64,873	42,265	34,298

Impairment Losses under Expected Credit Loss Model, Net of Reversal

During the Track Record Period, our impairment losses under expected credit loss (“ECL”) model were mainly allowance for expected credit losses of trade receivables, and other receivables. Other receivables primarily consist of (i) amount due from related parties, (ii) refundable deposits to the sellers, (iii) interest receivables and (iv) others.

FINANCIAL INFORMATION OF THE TARGET GROUP

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Impairment loss recognized, net of reversal on:
– Trade receivables
– Impairment losses recognized	6,186	5,547	32,981	11,565	20,069
– Impairment losses reversed	(23,751)	(4,546)	(2,688)	(4,572)	(15,099)
Subtotal	(17,565)	1,001	30,293	6,993	4,970

– Other receivables
– Impairment losses recognized	58,277	54,353	27	27	52,657
– Impairment losses reversed	(1,224)	(995)	(132)	(132)	(38)
Subtotal	57,053	53,358	(105)	(105)	52,619
Total	39,488	54,359	30,188	6,888	57,589

Fair Value Changes of Financial Assets at Fair Value through Profit or Loss (“FVTPL”)

Fair value change of financial assets at FVTPL primarily represents the change of value in the investments that we have made. During the Track Record Period, our investments primarily included preferred shares investment, investments in equity securities in a listed entity, equity investments in unlisted entities, unlisted investment funds, and wealth management products. Preferred shares investments represent our investments in private companies which principally engage in e-commerce sales of merchandise and provision of internet services. All of these investments are convertible redeemable preferred shares or ordinary shares with preferential rights. The fair value of the equity securities in a listed entity are determined based on the closing prices quoted in active market. Equity investments in unlisted entities are primarily referring to investments in form of ordinary shares without significant influence. The fair value of the unlisted investment funds is based on the net asset values of the investment funds reported to the limited partners by the general partners at the end of each Track Record Period. The fair values are based on cash flow discounted using the expected return based on management judgement. Wealth management products purchased by us are issued by reputable commercial banks without guaranteed returns. The expected rates of return for such wealth management products held by us as of December 31, 2021 ranged from 6.87%-9.50%.

In 2021 and 2022 and the nine months ended September 30, 2024, we recorded fair value loss in financial assets at FVTPL of RMB108.9 million, RMB7.2 million and RMB0.4 million, respectively. We recorded fair value gain of financial assets at FVTPL of RMB2.2 million and RMB4.6 million in the nine months ended September 30, 2023 and the year ended December 31, 2023, respectively. Our fair value loss of financial assets at FVTPL of RMB108.9 million in 2021 primarily consisted of fair value loss of RMB116.1 million in an equity investment in an unlisted company, partially offset by (i) fair value gain from wealth management products of RMB5.3 million, and (ii) fair value gain of RMB1.9 million from other investments in preferred shares and other unlisted equity investments. Our fair value loss of financial assets at FVTPL decreased from RMB108.9 million in 2021 to RMB7.2 million in 2022, primarily due to (i) the disposal of wealth management products of RMB37.2 million in 2022, (ii) a decrease of RMB6.3 million in preferred shares investments, and (iii) a decrease of RMB4.4 million in unlisted equity investments.

FINANCIAL INFORMATION OF THE TARGET GROUP

Fair Value Changes of Financial Liabilities at FVTPL

Our fair value change of financial liabilities at FVTPL primarily represents the change of fair value in the convertible and redeemable preferred shares issued by us. In 2021, 2022 and 2023 and the nine months ended September 30, 2024, we had fair value loss of financial liabilities at FVTPL of RMB19.3 million, RMB11.5 million, RMB8.0 million and RMB7.4 million, respectively.

Share of Results of Associates and Joint Ventures

Our share of results of associates primarily represents the results of operations attributable to us by the companies in which we made strategic minority equity investments with significant influence. Our share of results of joint venture primarily represents the results of operations attributable to us by the companies in which we made strategic minority equity investments and shared joint control with third parties. For details of associates and joint ventures we invested in during the Track Record Period, see Note 21 to the Accountants’ Report as set out in Appendix I to this circular.

In 2021, 2022 and 2023 and the nine months ended September 30, 2024, share results of associates and joint ventures amounted to losses of RMB4.8 million, RMB1.1 million, RMB2.5 million and RMB1.6 million, respectively.

Income Tax Credit (Expense)

Income tax credit (expense) consist of current income tax and deferred income tax. The following table summarizes a breakdown of our income tax credits or expenses during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Current tax:
– PRC Enterprise Income Tax (“EIT”)	555	229	9	7	1
– (Over) under provision in years/period	(514)	406	79	79	18
– Others	6	–	–	–	–
Deferred tax (credit) charge	(706)	(1,300)	700	838	(118)
Total	(659)	(665)	788	924	(99)

Cayman Islands

We are incorporated as an exempted company with limited liability under the Law of the Cayman Islands and are not subject to Cayman Island income tax.

Hong Kong

Our subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2,000,000 of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to our Company are not subject to any Hong Kong withholding tax.

FINANCIAL INFORMATION OF THE TARGET GROUP

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for PRC operating entities is 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Certain entities of us are qualified as HNTEs, and accordingly are subject to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year and period before September 1, 2022 (“Super Deduction”). The State Taxation Administration of the PRC announced that enterprises engaging in research and development activities would entitle to claim 200% of their research and development expenses as Super Deduction from September 1, 2022.

Loss for the period

Our losses amounted to RMB274.4 million, RMB366.1 million, RMB469.0 million and RMB54.4 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, among which our losses for the period from continuing operations amounted to RMB285.0 million, RMB304.0 million, RMB469.6 million and RMB54.4 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

DISCONTINUED OPERATIONS

On March 29, 2023, our Directors passed the resolution to discontinue the domestic direct sales business of steel products. As of March 31, 2023, we ceased all the operation of the domestic direct sales business of steel products and completed all the buyer orders. Hence, the domestic direct sales business of steel products was discontinued as of March 31, 2023 and presented under discontinued operation in the consolidated statements of profit or loss and other comprehensive income during the Track Record Period.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Income statement disclosures:
Revenue	5,311,026	4,919,947	159,723	159,723	–
Cost of revenue	(5,266,264)	(4,948,924)	(158,819)	(158,819)	–
Gross profit (loss)	44,762	(28,977)	904	904	–
Selling and distribution expenses	(17,426)	(15,385)	(260)	(260)	–
Other gains and losses, net	–	(2,103)	–	–	–
Finance costs	(17,777)	(15,764)	–	–	–
Impairment losses under ECL model, net of reversal	1,044	63	–	–	–
Profit (loss) before tax	10,603	(62,166)	644	644	–
Income tax(1)	–	–	–	–	–
Profit (loss) for the year/period	10,603	(62,166)	644	644	–
Cash flow statement disclosures:
Operating activities	88,755	48,812	57,448	57,448	–
Investing activities	–	–	–	–	–
Financing activities	(17,777)	(15,764)	–	–	–
Net cash inflows	70,978	33,048	57,448	57,448	–

Note:

(1)	No income tax was recognized as there were accumulated losses incurred by the domestic direct sales of steel products during the Track Record Period.

FINANCIAL INFORMATION OF THE TARGET GROUP

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Nine months ended September 30, 2024 Compared with Nine months ended September 30, 2023

Revenues

Our revenues increased by 41.7% from RMB805.0 million in the nine months ended September 30, 2023 to RMB1,140.5 million in the nine months ended September 30, 2024, primarily attributable to an increase in revenues generated from our transaction services, overseas transaction services and non-steel products transaction business.

Transaction services. Revenues generated from our transaction services increased by 20.2% from RMB194.0 million in the nine months ended September 30, 2023 to RMB233.2 million in the nine months ended September 30, 2024, primarily due to an increase in steel transaction volume, with increasing average commission fee we charged SME sellers on a per ton basis from RMB5.1 in the nine months ended September 30, 2023 to RMB5.2 in the nine months ended September 30, 2024.

Transaction support services. Revenues generated from our transaction support services decreased by 13.3% from RMB377.3 million in the nine months ended September 30, 2023 to RMB327.0 million in the nine months ended September 30, 2024, primarily because (i) we ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024, (ii) the revenue from our logistics services decreased by RMB20.0 million. Although the transaction volume supported by logistics services remained stable at 5.2 million tons in the nine months ended September 30, 2023 and 5.3 million tons in the nine months ended September 30, 2024, the revenue from our logistics services was affected by the fees we charged from buyers corresponding to lower third-party logistics rates as a result of (i) changes in dynamics of the logistics industry and (ii) the decrease in fuel price during the same period. Such changes in revenue may happen from time to time and despite the changes in our revenue, our profitability under the logistics services remained stable.

Technology subscription services. Revenues generated from our technology subscription services decreased by 14.1% from RMB25.7 million in the nine months ended September 30, 2023 to RMB22.1 million in the nine months ended September 30, 2024, primarily because we held less events and meetings with business partners in the same periods.

Overseas transaction business. Revenues generated from overseas transaction business increased significantly by 190.4% from RMB144.8 million in the nine months ended September 30, 2023 to RMB420.5 million in the nine months ended September 30, 2024, primarily because we devoted more resources to developing our overseas transaction business in 2024, resulting in an increase in transaction volume in areas such as UAE and Malaysia.

Others. Revenues generated from other business increased significantly by 117.8% from RMB63.2 million in the nine months ended September 30, 2023 to RMB137.6 million in the nine months ended September 30, 2024, primarily attributable to our continued expansion of our non-steel products transaction business.

Cost of Revenue

Our cost of revenue increased by 51.4% from RMB541.1 million in the nine months ended September 30, 2023 to RMB819.4 million in the nine months ended September 30, 2024, in line with our increased revenue.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our product procurement costs increased from RMB197.2 million for the nine months ended September 30, 2023 to RMB523.3 million for the nine months ended September 30, 2024, primarily due to the expansion of our business and transaction volume, especially our overseas transaction business. Such increase was partially offset by a decrease in logistics, warehousing and processing costs from RMB317.9 million for the nine months ended September 30, 2023 to RMB278.6 million for the nine months ended September 30, 2024, primarily due to the enhancement of management efficiency for our logistics, warehousing and processing services.

Gross Profit and Gross Profit Margin

As a result of above, our gross profit increased by 21.7% from RMB263.9 million in the nine months ended September 30, 2023 to RMB321.1 million in the nine months ended September 30, 2024. Our overall gross profit margin decreased from 32.8% in the nine months ended September 30, 2023 to 28.2% in the nine months ended September 30, 2024, primarily due to an increase in proportion of revenue from our overseas transaction services and non-steel products transaction business, which had relatively low gross profit margins, offset in part by an increase in gross profit margin of our transaction services.

Transaction services. Our gross profit from transaction services increased by 22.2% from RMB178.7 million in the nine months ended September 30, 2023 to RMB218.3 million in the nine months ended September 30, 2024, primarily due to an increase of transaction volume. The gross profit margin increased from 92.1% in the nine months ended September 30, 2023 to 93.6% in the nine months ended September 30, 2024, primarily due to a decrease in stamp duty and extra charges.

Transaction support services. Our gross profit from transaction support services decreased slightly from RMB50.4 million in the nine months ended September 30, 2023 to RMB47.8 million in the nine months ended September 30, 2024, primarily because we ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024, offset in part by an increase in gross profit of our logistics, warehousing and processing services as we implemented efficient management for these operations. The gross profit margin remained relatively stable at 13.3% in the nine months ended September 30, 2023 as compared to 14.6% in the nine months ended September 30, 2024.

Technology subscription services. Our gross profit from technology subscription services decreased slightly from RMB24.1 million in the nine months ended September 30, 2023 to RMB20.3 million in the nine months ended September 30, 2024, primarily because we held less events and meetings with business partners in the same periods. The gross profit margin of technology subscription services remained relatively stable at 92.0% in the nine months ended September 30, 2024 as compared to 93.6% in the nine months ended September 30, 2023.

Overseas transaction business. Our gross profit from overseas transaction business increased significantly by 199.9% from RMB9.1 million in the nine months ended September 30, 2023 to RMB27.2 million in the nine months ended September 30, 2024, in line with our increased revenue from overseas transaction business. The gross profit margin of overseas services remained relatively stable at 6.5% in the nine months ended September 30, 2024 as compared to 6.3% in the nine months ended September 30, 2023.

Others. Our gross profit from non-steel products transaction business increased from RMB1.7 million in the nine months ended September 30, 2023 to RMB7.5 million in the nine months ended September 30, 2024, in line with our increased revenue from non-steel products transaction business. The gross profit margin of non-steel products transaction business increased from 2.8% in the nine months ended September 30, 2023 to 5.5% in the nine months ended September 30, 2024.

FINANCIAL INFORMATION OF THE TARGET GROUP

Other Income

Our other income increased from RMB24.1 million in the nine months ended September 30, 2023 to RMB47.4 million in the nine months ended September 30, 2024, primarily because we recorded one-off government grants of RMB40.0 million in the nine months ended September 30, 2024.

Other Gains and Losses, Net

Our net other losses increased from RMB0.7 million in the nine months ended September 30, 2023 to RMB7.7 million in the nine months ended September 30, 2024, primarily due to an increase of RMB6.7 million in net foreign exchange losses, primarily resulting from substantial foreign exchange rate movements.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 11.8% from RMB191.3 million in the nine months ended September 30, 2023 to RMB213.9 million in the nine months ended September 30, 2024, primarily attributable to an increase in employee benefit expenses associated with sales personnel’s performance, and an increase in business development and travel expenses as a result of our expanded business.

Administrative Expenses

Our administrative expenses decreased significantly from RMB309.4 million in the nine months ended September 30, 2023 to RMB56.0 million in the nine months ended September 30, 2024, primarily attributable to a decrease in share-based payment expenses as we did not record in the nine months ended September 30, 2024.

Research and Development Expenses

Our research and development expenses decreased by 20.0% from RMB45.8 million in the nine months ended September 30, 2023 to RMB36.7 million in the nine months ended September 30, 2024, primarily because we enhanced the effectiveness of our research and development activities and had completed the major research and development products in the past years.

Finance Costs

Our finance costs decreased by 18.9% from RMB42.3 million in the nine months ended September 30, 2023 to RMB34.3 million in the nine months ended September 30, 2024, primarily due to a decrease of RMB4.3 million in interest on bank borrowings as we repaid certain borrowings in the nine months ended September 30, 2024.

Impairment Losses under ECL Model, Net of Reversal

Our impairment losses under ECL model, net of reversal, increased from RMB6.9 million in the nine months ended September 30, 2023 to RMB57.6 million in the nine months ended September 30, 2024, primarily because we recognized more impairment losses for other receivables in the nine months ended September 30, 2024, which are resulted from the expected non-recoverability on a more prudent basis from certain sellers who did not complete delivery of steel products to buyers, from whom we requested for refund of prepayment paid to them. Those certain sellers only constituted a small portion of the Target Group's seller base for the nine months ended September 30, 2024. We have put those sellers on our blacklist and plan not to conduct transactions with them going forward.

FINANCIAL INFORMATION OF THE TARGET GROUP

Fair Value Changes of Financial Assets at FVTPL

We recorded fair value gain of financial assets at FVTPL of RMB2.2 million in the nine months ended September 30, 2023, and fair value loss of financial assets at FVTPL of RMB0.4 million in the nine months ended September 30, 2024, primarily attributable to the fair value change of one of our equity investments in unlisted companies in each period.

Fair Value Changes of Financial Liabilities at FVTPL

We recorded fair value loss of financial liabilities at FVTPL of RMB2.6 million and RMB7.4 million in the nine months ended September 30, 2023 and 2024, respectively, primarily attributable to the fluctuation of fair value of our convertible preferred shares.

Income Tax Credit (Expense)

We recorded income tax credit of RMB99,000 in the nine months ended September 30, 2024, as compared to income tax expense of RMB0.9 million in the nine months ended September 30, 2023, primarily because of the movement of our deferred tax assets and liabilities.

Loss for the Period

As a result of the above, our loss for the period decreased from RMB341.5 million in the nine months ended September 30, 2023 to RMB54.4 million in the nine months ended September 30, 2024.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues

Our revenues increased by 29.1% from RMB905.4 million in 2022 to RMB1,168.5 million in 2023, primarily attributable to an increase in revenues generated from our transaction services and transaction support services.

Transaction services. Revenues generated from our transaction services increased by 51.3% from RMB185.8 million in 2022 to RMB281.1 million in 2023, primarily because (i) a series of restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, resulting in a recovered steel transaction volume in 2023, and (ii) the average commission fee charged on a per ton basis for SME sellers has increased from RMB4.4 in 2022 to RMB5.1 in 2023, benefited from our growing bargaining power against steel product sellers.

Transaction support services. Revenues generated from our transaction support services increased by 8.6% from RMB468.7 million in 2022 to RMB509.0 million in 2023, primarily attributable to an increase of RMB40.3 million in logistics services revenues, as the inter- and intra-transportation restrictions under the COVID-19 pandemic were lifted in late 2022, resulting in a recovery of our logistics services.

Technology subscription services. Revenues generated from our technology subscription services increased by 7.8% from RMB31.6 million in 2022 to RMB34.0 million in 2023, primarily because (i) the number of subscribers to TCRM Platform increased from over 5,100 in 2022 to over 6,400 in 2023, and subscribers to FatCat Cloud increased from 1,652 in 2022 to 2,179 in 2023, and (ii) a series of restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022, resulting in resumed events and meetings with business partners in 2023, which led to an increase in the sponsor fees that we secured via such events and meetings.

FINANCIAL INFORMATION OF THE TARGET GROUP

Overseas transaction business. Revenues generated from overseas transaction business increased by 1.9% from RMB216.9 million in 2022 to RMB221.1 million in 2023, primarily attributable to an increase in transaction volume in Hong Kong in 2023, partially offset by a decrease in transaction volume in Ghana in 2023. We strategically reduced our steel transactions in Ghana, due to its unstable business environment and market conditions. In December 2023, we entered into an agreement with an independent third party to dispose our subsidiaries in Ghana. The disposal of such subsidiaries was completed in January 2024. Given the fluctuated sales performance of Ghanaian subsidiaries, and the risks inherent in transactions denominated in Ghana Cedi, the disposal of Ghanaian subsidiaries is immaterial to us as a whole. Going forward, we expect to continue to conduct businesses in Ghana on a back-to-back basis. The decrease in transaction volume in UAE was due to temporary slow-down in business as a result of team structure adjustment in the first half of 2023, which has already completed during the year.

Others. We recorded revenue of RMB123.3 million in 2023, as a result of our expansion into non-steel products transaction business in late 2022.

Cost of Revenue

Our cost of revenue increased by 16.8% from RMB675.0 million in 2022 to RMB788.3 million in 2023, primarily attributable to an increase in logistics, warehousing and processing costs resulting from the recovered logistics business after the lift of COVID-19 related restrictions since late 2022.

Gross Profit and Gross Profit Margin

As a result of above, our gross profit increased by 65.0% from RMB230.4 million in 2022 to RMB380.2 million in 2023. Our overall gross profit margin increased from 25.4% in 2022 to 32.5% in 2023, primarily due to an increase in gross profit of our transaction services resulting from an increase in steel transaction volume and average commission fee charged on a per ton basis, benefited from our increasing bargaining power.

Transaction services. Our gross profit from transaction services increased by 52.0% from RMB170.9 million in 2022 to RMB259.7 million in 2023, primarily due to an increase of transaction volume, with increasing average commission fee we charged SME sellers on a per ton basis from RMB4.4 in 2022 to RMB5.1 in 2023. The gross profit margin remained relatively stable at 92.4% in 2023 as compared to 92.0% in 2022.

Transaction support services. Our gross profit from transaction support services increased by 18.0% from RMB62.2 million in 2022 to RMB73.4 million in 2023, primarily due to the increase in the transaction volume supported by our logistics services. The gross profit margin remained relatively stable at 13.3% in 2022 as compared to 14.4% in 2023.

Technology subscription services. Our gross profit from technology subscription services increased by 6.7% from RMB29.7 million in 2022 to RMB31.7 million in 2023, primarily due to the growth of subscribing users to TCRM platform and recovered events and meetings with business partners in the same periods. The gross profit margin of technology subscription services remained relatively stable at 94.0% in 2022 as compared to 93.1% in 2023.

Overseas transaction business. We recorded gross loss from overseas transaction business of RMB32.4 million in 2022, primarily due to Ghana Cedi depreciated significantly in the second half of 2022, resulting in an increase in our procurement costs measured in Ghana Cedi. We recorded gross profit from overseas transaction business of RMB12.1 million in 2023, primarily because we strategically reduced our steel transactions in Ghana due to its unstable business environment and market conditions.

FINANCIAL INFORMATION OF THE TARGET GROUP

Others. We recorded gross profit from our non-steel products transaction business of RMB3.2 million in 2023, with a gross profit margin of 2.6%, as we have expanded into non-steel products transaction businesses since the end of 2022.

Other Income

Our other income increased from RMB20.9 million in 2022 to RMB33.1 million in 2023, primarily attributable to an increase of RMB15.1 million in interest on bank deposits.

Other Gains and Losses, Net

We recorded net other losses of RMB3.8 million in 2023, as compared to net other losses of RMB19.0 million in 2022, primarily because our loss from the fluctuations of foreign exchange for the year narrowed from RMB13.7 million in 2022 to RMB2.7 million in 2023.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 7.1% from RMB242.6 million in 2022 to RMB259.9 million in 2023, primarily attributable to an increase in employee benefit expenses associated with sales personnel's sales performance, which was driven by our recovered business in 2023, and an increase in business development and travel expenses through more frequent employee business development and travel as the restrictive measures implemented during the COVID-19 pandemic were lifted in late 2022.

Administrative Expenses

Our administrative expenses increased by 442.6% from RMB77.1 million in 2022 to RMB418.5 million in 2023, primarily attributable to an increase in share-based payment expenses.

Research and Development Expenses

Our research and development expenses decreased by 20.2% from RMB74.4 million in 2022 to RMB59.3 million in 2023, primarily because we invested in research and development resources to launch real-time order matching system in early 2022, and currently, the major research and development expenses are routine maintenance costs, which are much lower than the costs in initial launch and development phase.

Finance Costs

Our finance costs decreased by 5.5% from RMB68.7 million in 2022 to RMB64.9 million in 2023, primarily due to a decrease of RMB5.5 million in interest on bank borrowings as we repaid certain borrowings in 2023.

Impairment Losses under ECL Model, Net of Reversal

Our impairment losses under ECL model, net of reversal, decreased by 44.5% from RMB54.4 million in 2022 to RMB30.2 million in 2023, primarily because we recognized less impairment losses for other receivables in 2023, as the industry experienced strong recovery post the pandemic, followed by a significant reduce in occurrence of defaults and credit losses with the buyers and sellers.

Fair Value Changes of Financial Assets at FVTPL

We recorded fair value loss of financial assets at FVTPL of RMB7.2 million in 2022 and fair value gain of financial assets at FVTPL of RMB4.6 million in 2023, primarily attributable to an increase in fair value gain of one of our equity investments in unlisted companies.

FINANCIAL INFORMATION OF THE TARGET GROUP

Fair Value Changes of Financial Liabilities at FVTPL

We recorded fair value loss of financial liabilities at FVTPL of RMB11.5 million in 2022 and fair value loss of financial liabilities at FVTPL of RMB8.0 million in 2023, primarily attributable to an increase in fair value of our convertible preferred shares.

Income Tax Credit (Expense)

We recorded income tax expense of RMB0.8 million in 2023, as compared to income tax credit of RMB0.7 million in 2022, primarily because of the movement of our deferred tax assets and liabilities.

Loss for the Year

As a result of the above, our loss for the year increased from RMB366.1 million in 2022 to RMB469.0 million in 2023.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues

Our revenues decreased by 33.1% from RMB1,353.4 million in 2021 to RMB905.4 million in 2022, primarily attributable to a decrease in revenues generated from our transaction support services and transaction services.

Transaction services. Revenues generated from transaction services decreased by 28.4% from RMB259.5 million in 2021 to RMB185.8 million in 2022, primarily attributable to (i) a decrease in agreed price per ton negotiated with key accounts, which was adversely affected by the recurrence of COVID-19 across China, and (ii) the decrease in average commission fee charged on a per ton basis for SME sellers, from RMB4.5 per ton in 2021 to RMB4.4 per ton in 2022.

Transaction support services. Revenues generated from transaction support services decreased by 37.1% from RMB745.2 million in 2021 to RMB468.7 million in 2022, primarily due to a decrease in revenues generated from logistics services. Our operations were also affected by the recurrence of COVID-19 outbreaks and the measures implemented to prevent and control COVID-19, which led to a decrease in transaction volume supported by our logistics services from 9.7 million tons in 2021 to 5.5 million tons in 2022.

Technology subscription services. Revenues generated from technology subscription services increased by 15.6% from RMB27.3 million in 2021 to RMB31.6 million in 2022, primarily attributable to (i) an increase in the number of subscribers to TCRM Platform which grew from over 2,300 in 2021 to over 5,100 in 2022, and (ii) an increase in the number of subscribers to FatCat Cloud which grew from over 1,000 in 2021 to over 1,600 in 2022.

Overseas transaction business. Revenues generated from overseas transaction business decreased by 32.5% from RMB321.4 million in 2021 to RMB216.9 million in 2022, primarily due to a decrease in transaction volume, as (i) Ghanian Cedi depreciated sharply in 2022, and (ii) the temporary restrictive measures in response to the COVID-19 pandemic had put significant constrains on international shipping and overseas travel, which adversely disrupted our overseas operations.

Others. We recorded revenues of RMB2.4 million generated from our non-steel products transaction business which we started in late 2022.

FINANCIAL INFORMATION OF THE TARGET GROUP

Cost of Revenue

Our cost of revenue decreased by 33.0% from RMB1,007.8 million in 2021 to RMB675.0 million in 2022, primarily attributable to the decreased scale of logistic services in 2022, as a result of the adverse impact brought by COVID-19 pandemic.

Gross Profit and Gross Profit Margin

As a result of the above, our gross profit decreased by 33.3% from RMB345.6 million in 2021 to RMB230.4 million in 2022, resulting mainly from a decrease in gross profit of our transaction services and overseas transaction business. Our overall gross profit margin remained relatively stable in 2021 and 2022.

Transaction services. Our gross profit from transaction services decreased by 25.2% from RMB228.4 million in 2021 to RMB170.9 million in 2022, primarily due to the decreased gross profit of transactions with our key accounts from RMB166 per ton in 2021 to RMB104 in 2022 per ton, which were negatively impacted by the recurrence of COVID-19. The gross profit margin increased from 88.0% in 2021 to 92.0% in 2022, primarily due to a decrease in stamp duty and extra charges.

Transaction support services. Our gross profit from transaction support services increased by 1.3% from RMB61.3 million in 2021 to RMB62.2 million in 2022, with the associated gross profit margin increasing from 8.2% in 2021 to 13.3% in 2022, primarily due to (i) the improved margins resulting from our increased bargaining power against the logistics carriers, and (ii) the overall lower revenue contribution from logistics services that had lower gross margin compared to other transaction support services.

Technology subscription services. Our gross profit from technology subscription services increased by 10.4% from RMB26.9 million in 2021 to RMB29.7 million in 2022, whereas the gross profit margin of technology subscription services decreased from 98.5% in 2021 to 94.0% in 2022, primarily due to a decrease in gross profit margin of our TCRM Platform, as a result of the increased user acquisition costs during the period.

Overseas transaction business. We recorded a gross profit from our overseas transaction business of RMB28.9 million in 2021, as compared to a negative gross profit of RMB32.4 million in 2022, with the gross profit margin decreasing from positive 9.0% in 2021 to negative 14.9% in 2022, primarily due to (i) the decrease in revenues generated in 2022 compared to 2021, and (ii) the significant depreciation of the Ghanian Cedi in 2022, which resulted in higher procurement costs in terms of the Ghanian Cedi, as the steel products sold in Ghana were procured outside of the country.

Others. Our non-steel products transaction business which started in late 2022 recorded a gross profit of RMB50.0 thousand with a gross profit margin of 2.1% in 2022.

Other Income

Our other income increased by 56.0% from RMB13.4 million in 2021 to RMB20.9 million in 2022, primarily attributable to (i) an increase of RMB4.4 million in government grants, mainly comprising preferential tax treatment from local governments, and (ii) an increase of RMB3.3 million in interest on bank deposits.

Other Gains and Losses, Net

Our net other gains decreased from net other gains of RMB78.9 million in 2021 to net other losses of RMB19.0 million in 2022, primarily (i) because we recognized one-off gain on change of control over Shanghai Tengcai Technology from a joint venture to a subsidiary of RMB78.3 million in 2021; for details, see Note 36 to the Accountants’ Report as set out in Appendix I to this circular; and (ii) due to an increase of RMB11.4 million in net foreign exchange losses in 2022, primarily resulting from substantial foreign exchange rate movements in Ghana.

FINANCIAL INFORMATION OF THE TARGET GROUP

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 10.3% from RMB270.6 million in 2021 to RMB242.6 million in 2022, primarily attributable to a decrease in employee benefit expenses for sales personnel. Such decrease was resulted from their reduced sales performance and activities, which were adversely affected by the COVID-19 pandemic.

Administrative Expenses

Our administrative expenses decreased by 12.9% from RMB88.5 million in 2021 to RMB77.1 million in 2022, primarily resulting from a decrease in our business development and travel expenses. Such decrease was mainly a result of the recurrence of COVID-19 pandemic in 2022.

Research and Development Expenses

Our research and development expenses decreased by 42.8% from RMB130.1 million in 2021 to RMB74.4 million in 2022, primarily because the development of our systems was largely complete in early 2022, and currently, the major research and development expenses are routine maintenance costs, which are much lower than the initial launch and development phase.

Finance Costs

Our finance costs increased by 11.1% from RMB61.8 million in 2021 to RMB68.7 million in 2022, primarily attributable to an increase in interest on bank and other borrowings.

Impairment Losses under ECL model, Net of Reversal

Our impairment losses under the ECL model, net of reversal, increased by 37.7% from RMB39.5 million in 2021 to RMB54.4 million in 2022. Such change was primarily because we recognized less reversal of impairment losses for trade receivables in 2022, resulting from the negative impact brought by COVID-19 in 2022.

Fair Value Change of Financial Assets at FVTPL

Our fair value loss of financial assets at FVTPL decreased by 93.4% from RMB108.9 million in 2021 to RMB7.2 million in 2022, primarily due to (i) the disposal of wealth management products of RMB37.2 million in 2022, (ii) a decrease of RMB6.3 million in preferred shares investments, and (iii) a decrease of RMB4.4 million in unlisted equity investments.

Fair Value Change of Financial Liabilities at FVTPL

Our fair value loss of financial liabilities at FVTPL decreased by 40.5% from RMB19.3 million in 2021 to RMB11.5 million in 2022, primarily attributable to an increase in fair value of the convertible and redeemable preferred shares.

Share of Results of Associates and Joint Venture

We recorded losses of the share of results of associates and joint ventures which decreased by 76.2% from RMB4.8 million in 2021 to RMB1.1 million in 2022, primarily attributable to (i) a decrease of RMB16.5 million in costs of investment in associates, mainly representing a decrease of our holding in Zhejiang Qibing E-commerce Co., Ltd., (ii) a decrease of RMB10.4 million in share of post acquisition results in associates, which was associated with a decrease of our holding in Zhejiang Qibing E-commerce Co., Ltd., and (iii) an increase of RMB6.1 million in costs of investments in joint ventures, mainly due to an increase in our investment in Shanghai Xingmao Zhilian Technology Co., Ltd.

FINANCIAL INFORMATION OF THE TARGET GROUP

Income Tax Credit

We recorded income tax credits of RMB0.7 million both in 2021 and 2022, primarily because we recorded deferred tax credit arising from the amortization of intangible assets in relation to the change of control of Shanghai Tengcai from a joint venture to a subsidiary of us in 2021, partially offset by the over provision we made for the current tax.

Loss for the Year

As a result of the above, our loss for the year increased from RMB274.4 million in 2021 to RMB366.1 million in 2022.

DESCRIPTION OF CERTAIN KEY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ITEMS

The following table sets forth a summary of our consolidated statements of financial position as of the dates indicated.

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Total non-current assets	490,732	499,069	507,347	480,017
Total current assets	7,336,994	9,182,728	11,257,399	10,508,164
Total assets	7,827,726	9,681,797	11,764,746	10,988,181
Total non-current liabilities	111,737	68,981	96,304	70,532
Total current liabilities	13,678,509	15,926,917	18,106,520	17,408,383
Total liabilities	13,790,246	15,995,898	18,202,824	17,478,915
Net current liabilities	6,341,515	6,744,189	6,849,121	6,900,219
Total deficit	5,962,520	6,314,101	6,438,078	6,490,734
Share capital	53	53	71	71
Reserves	(6,013,198)	(6,357,539)	(6,480,801)	(6,533,508)
Equity attributable to owners of the Target Company	(6,013,145)	(6,357,486)	(6,480,730)	(6,533,437)
Non-controlling interests	50,625	43,385	42,652	42,703
Total deficit	(5,962,520)	(6,314,101)	(6,438,078)	(6,490,734)

Inventories

Our inventories consist of finished goods we sell to our buyers under direct sales business model, overseas transaction business and non-steel products transaction business. Our inventory balance decreased from RMB196.7 million as of December 31, 2021 to RMB142.1 million as of December 31, 2022, and further to RMB10.0 million as of December 31, 2023, primarily because we strategically reduced our direct sales business and discontinued the business in 2023. Our inventory balance increased from RMB10.0 million as of December 31, 2023 to RMB26.8 million as of September 30, 2024, primarily because we strategically expanded our non-steel products transaction business and overseas transaction business.

FINANCIAL INFORMATION OF THE TARGET GROUP

Inventory turnover days for a given period are equal to the average balances of inventories (excluding discontinued operation) at the beginning and the end of the period divided by cost of revenue in relation to overseas transaction business and others during the period and multiplied by the number of days during the period. Our inventory turnover days attributable to continuing operations increased from 82.0 days in 2021 to 93.8 days in 2022, due to the prolonged sale or utilization period resulting from shipping restrictions under the COVID-19 pandemic, particularly for overseas transactions. The inventory turnover days decreased from 93.8 days in 2022 to 22.0 days in 2023, primarily due to the recovery of market demands after the lifting of COVID-19 related restrictions. Our inventory turnover days decreased from 28.5 days in the nine months ended September 30, 2023 to 9.5 days in the nine months ended September 30, 2024, primarily because we focused on promoting our non-steel products transaction business, which had short turnover period of inventories.

The following table sets forth the aging analysis of our inventories as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Within 1 month	109,329	117,479	8,978	–
1 to 6 months	65,325	2,162	1,055	23,115
6 to 12 months	21,292	6,564	–	3,656
More than 1 year	766	15,944	–	62
Total	196,712	142,149	10,033	26,833

As of January 10, 2025, RMB24.2 million, or 90.2% of our inventories as of September 30, 2024 was sold or utilized.

Trade Receivables, Prepayments and Other Receivables

In relation to transaction services, we charge commission fees from sellers and service fees from buyers. As we normally collect advances from buyers and make prepayments to sellers on a back-to-back basis, we recognize advances from buyers and prepayments to sellers.

The following table sets forth components of our trade receivables, prepayments and other receivables as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Trade receivables	350,268	376,502	373,452	321,887
– Transaction services(1)	289,274	339,067	266,598	123,907
– Transaction support services	5,921	12,640	12,655	9,107
– Technology subscription services	455	4,194	3,326	2,728
– Overseas transaction business	49,744	15,965	35,394	178,899
– Discontinued operations	4,874	2,912	–	–
– Others	–	1,724	55,479	7,246
Less: allowance for credit losses	(11,226)	(12,227)	(26,292)	(31,262)
Sub-total	339,042	364,275	347,160	290,625

FINANCIAL INFORMATION OF THE TARGET GROUP

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Prepayment to sellers in relation to transaction services and transaction support services(2)	5,441,018	6,365,202	9,720,907	8,861,500
Prepayment to sellers in discontinued operations	399,497	86,364	–	–
Prepayment to sellers in relation to overseas transaction business	32,965	8,954	27,147	58,501
Interest receivable	444	8,553	6,643	4,299
Value-added tax recoverable	1,598	4,284	3,245	–
Prepaid expenses	16,478	11,771	13,926	26,864
Advances to staff	1,087	712	300	349
Amounts due from related parties	13,656	10,909	24,906	23,340
Refundable deposits to sellers	23,497	5,233	9,735	12,604
Deferred issue cost	–	–	2,188	2,687
Receivable from disposal of subsidiaries	–	–	150	–
Others	7,120	12,589	9,524	54,363
Sub-total	5,937,360	6,514,571	9,818,671	9,044,507
Less: allowance for credit losses	(2,276)	(202)	(97)	(15,915)
Sub-total	5,935,084	6,514,369	9,818,574	9,028,592
Total	6,274,126	6,878,644	10,165,734	9,319,217

Notes:

(1)	Trade receivables from transaction service include (i) receivables in relation to transactions with steel buyers primarily key accounts, part of which are factored to non-bank financial institutions with full recourse, and (ii) outstanding balance under bilateral Bai Tiao product primarily from SME buyers, of which steel products have been delivered to the FatCat Bai Tiao users by the steel product sellers, upon which we settle the purchase amounts with the steel product sellers on behalf of SME buyers under bilateral Bai Tiao arrangement.

(2)	The prepayments to sellers in relation to transaction services amounted to RMB5,160.8 million, RMB6,189.8 million, RMB9,556.1 million and RMB8,861.5 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The prepayments to sellers in relation to transaction support services amounted to RMB280.2 million, RMB175.4 million, RMB164.8 million and nil as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. Prepayments to sellers in relation to transaction support services primarily involve bilateral FatCat Easy Procurement services. We have ceased to provide FatCat Easy Procurement and the underlying systems by August 2024. As of January 10, 2025, 93.8% of the prepayments to sellers in relation to transaction services and transaction support services outstanding as of September 30, 2024 had been subsequently utilized.

Before onboarding any new buyer, we assess the potential buyer’s credit quality by investigating their historical transaction records and defines credit limits accordingly. Credit sales are primarily provided to key accounts. Credit sales are made to buyers with good credit history and credit limits granted to buyers are under regular review. A majority of the trade receivables that are neither past due nor impaired has no default payment history. We recorded allowance for credit losses during the Track Record Period to make provision of credit losses arising from providing services or goods, and to recognize the risks that our receivables may not be guaranteed to be collected primarily due to the COVID-19 pandemic.

As of December 31, 2021, 2022 and 2023, our trade receivables, prepayments and other receivables was RMB6,274.1 million, RMB6,878.6 million and RMB10,165.7 million, respectively. Such increase during the Track Record Period was primarily due to an increase in prepayments to sellers in relation to our transaction services, which was in line with the growth of our transaction volume and sellers' increased requirement for prepayment in steel transactions. As of September 30, 2024, our trade receivables, prepayments and other receivables decreased slightly to RMB9,319.2 million, primarily due to a decrease in prepayments to sellers in relation to our transaction services, as a result of the decreased outstanding balance of transaction volume and average steel price as of September 30, 2024. We recorded a decreased outstanding balance of transaction volume primarily due to our ceased operation of FatCat Bai Tiao and FatCat Easy Procurement by August 2024. For details, see “Business of the Target Group – Transaction Support Services – Transaction Settlement Services.” As our revenue related to commission fees is reported on a net basis, we do not expect the decreased average steel price to have a material effect on our revenue.

FINANCIAL INFORMATION OF THE TARGET GROUP

Dependent upon whether our clients have any pre-determined arrangements for trade receivables, we may factor the trade receivables to banks or financial institutions. Set forth below are the salient terms of our cooperation agreements with non-bank financial institutions for factoring.

•	Term. The cooperative agreements typically have a term of six months, subject to renewal.

•	Our responsibilities. We remain fully responsible for all liabilities and obligations under the underlying agreement.

•	Responsibilities of non-bank financial institutions. The non-bank financial institution is responsible for transferring the agreed amount to our account in a timely manner once all conditions are met.

•	Recourse. The non-bank financial institution has full recourse against us. If the underlying party fails to make full payment to the non-bank financial institution, we are obligated to pay the remaining portion.

Set forth below are the salient terms of our cooperation agreements with banks for factoring.

•	Term. The cooperative agreements typically have a term of one year, subject to renewal.

•	Our responsibilities. We shall ensure that the trade receivables are derived from legitimate and routine business transactions, with no outstanding third-party claims and no defaults, disputes, or unfavorable claims that could hinder the collection process.

•	Responsibilities of banks. The bank is responsible for transferring the full amount to our account in a timely manner once all conditions are met.

•	Recourse. The bank provides us with non-recourse factoring services for a specified amount and period, subject to exclusions in unique scenarios.

•	Factoring rate. The factoring rate is a predetermined fixed rate that has been agreed upon by both the bank and us. The bank will transfer the corresponding amount to us after deducting the interest fee.

The expenses arose from transfer of trade receivables through factoring arrangements incurred by us are reimbursed by the steel buyers, hence there is no impact on profit or loss arising from such arrangement. In addition, for trade receivables sold through factoring, the underlying debtors are reputable enterprises in good standing with reliable credit worthiness and sound financial positions. Therefore, the risk of overdue default is considered to be minimal.

FINANCIAL INFORMATION OF THE TARGET GROUP

The following table sets forth a breakdown of the transaction amount of our trade receivables transferred through factoring arrangements during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
Factoring of trade receivables with full recourse	374,524	457,433	177,572	109,503	–
Factoring of trade receivables with no recourse	424,859	731,555	1,092,349	685,702	427,484

The factoring of trade receivables are primarily related to trade receivables of key account customers. Factoring of trade receivables with full recourse refer to trade receivables assigned to non-bank financial institutions. We enter into cooperation agreements with non-bank financial institutions fully at our own discretion considering our need for working capital. These cooperation agreements are negotiated and entered into between us and the non-bank financial institutions, with no involvement of the key account customers. The increase of such amount from 2021 to 2022 was primarily due to increased credit lines granted by the non-bank financial institutions based on the long-term close business relationship built up over the years. The decreases of such amount in 2023 compared to 2022, and in the nine months ended September 30, 2024 compared to the same period in 2023, were primarily due to the relatively high interest rates of non-bank financial institutions. As a result, we have been exploring alternative methods to address our short-term capital needs, including securing working capital loans with lower interest rates. Factoring of trade receivables with no recourse refer to factoring arranged by our key account customers who find banks to transfer their accounts payable for factoring by themselves. Accordingly, the cooperation agreements we enter into with banks reflect pre-determined arrangements between the key account customers and the banks, which may be subject to changes from time to time. The fluctuations of the amount of factoring of our trade receivables with no recourse during the Track Record Period are subject to changes under the pre-determined arrangements between the key account customers and the banks. The decrease of such amount from the nine months ended September 30, 2023 to the nine months ended September 30, 2024 was primarily because we temporarily reduced collaborations with certain key account customers.

The following table sets forth breakdown of our bill receivables by sources during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Bills obtained from the steel buyers	1,717,053	8,306,205	14,794,727	19,584,388
Bills obtained from external third parties(1)	3,042,838	4,436,393	1,679,125	–

Note:

(1)	“External third parties” under the context of obtaining bills receivables refer to the counter-parties who, at the time of factoring, did not use bills as a payment or settlement method for steel product transactions on our digital platform. Most of such external third parties are companies in the steel industry. The Target Group’s commercial factoring business had been ceased by end of August 2023. As a result, bill obtained from external third parties decreased significantly to RMB1,679.1 million in 2023 and nil in the nine months ended September 30, 2024.

FINANCIAL INFORMATION OF THE TARGET GROUP

The volume of bills obtained in each period is driven by the intensity of business promotion, the amount of discounting by the cooperating banks and the discounting rates of bills. Since the second half of 2021, we have begun to expand the channel of bank discounting, and have been obtaining preferential discounting rates in the market, which we believe helped the users who use the bills to purchase steel products on our digital platform in a more convenient and cost-effective manner. More importantly, a more convenient and cost-effective settlement method for buyers in turn attracts more buyers on our digital platform and further drives our transaction volume.

Trade receivable turnover days for a given period equal to the average balances of trade receivables attributable to continuing operations (excluding transaction services) at the beginning and at the end of the period divided by the corresponding revenues (excluding transactions services) during the period and multiplied by 365 days for a whole year. Our trade receivable turnover days were 11.6, 17.0, 21.2 and 36.8 in 2021, 2022, and 2023 and the nine months ended September 30, 2024, respectively. The increase in our trade receivables turnover days from 2021 to 2022 was primarily due to the adverse disruption from the COVID-19 pandemic on our overseas transaction business. The increase in our trade receivables turnover days from 2022 to 2023 was primarily due to the development of the non-steel products transaction business with longer trade receivable turnover days. The increase in our trade receivables turnover days from 2023 to the nine months ended September 30, 2024 was primarily due to the growth of the overseas transaction business with longer trade receivable turnover days.

We generally allow credit periods ranging from 30 days to 90 days for buyers. The following table sets forth the aging analysis of our trade receivables, presented based on the respective invoice or contract date as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Not past due	270,343	258,342	196,145	168,242
Past due:
0-90 days	14,602	78,976	38,607	57,879
91-180 days	52,512	19,768	47,345	29,133
181-365 days	1,000	2,749	61,212	10,646
1-2 years	444	4,213	3,851	24,276
Over 2 years	141	227	–	449
Total	339,042	364,275	347,160	290,625

As of December 31, 2021, 2022 and 2023 and September 30, 2024, we recorded trade receivables balance with the aggregate carrying amount of RMB68.2 million, RMB104.2 million, RMB147.9 million and RMB119.3 million, respectively, which were past due but not credit-impaired, as we were satisfied with the subsequent settlements and the credit quality of these buyers had not deteriorated. We do not hold any collateral over these balances.

As of January 10, 2025, RMB192.9 million, or 59.9% of our trade receivables outstanding as of September 30, 2024 had been subsequently settled. As we did not have any settlement issues or deficits for our trade receivables outstanding as of September 30, 2024, other than ECL under ordinary business, we did not make provisions for outstanding trade receivables. As of January 10, 2025, RMB8,350.3 million, or 93.6% of our prepayments to sellers outstanding as of September 30, 2024 had been subsequently settled. As of January 10, 2025, RMB20.6 million, or 16.6% of our other receivables outstanding as of September 30, 2024 had been subsequently settled.

FINANCIAL INFORMATION OF THE TARGET GROUP

Financial Assets at FVTOCI

Our financial assets at FVTOCI consist of large certificate of deposit, and bills receivables at FVTOCI. The balance of receivables at FVTOCI represents bills receivables we held which is measured at FVTOCI since such bills were held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest on the principal amount outstanding.

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Large-denomination certificates of deposit	50,000	52,569	–	–
Receivables at FVTOCI(1)	381,422	624,917	69,413	275,157
Total	431,422	677,486	69,413	275,157

The increased balance of receivables at FVTOCI from 2021 to 2022 was primarily consistent with the increased volume of bills we receive from buyers as payment on our digital platform. Since the second half of 2021, we have begun to expand the channels of bank discounting and endorsement transfers, and have continued to obtain preferential discounting rates in the market, which we believe helped the users who use the bills to purchase steel products on our digital platform in a more convenient and cost-effective manner. More importantly, a more convenient and cost-effective settlement method for buyers in turn attracts more buyers on our digital platform and further drive our transaction volume. The decrease in the balance of receivables at FVTOCI as of December 31, 2023 was primarily due to our enhanced collection standards for bills and a reduction in the collection of lower-rated bank acceptance bills. The increase in the balance of receivables at FVTOCI as of September 30, 2024 was primarily consistent with the increased volume of bills we receive from buyers as payment on our digital platform.

Note:

(1)	The balance represents bills receivables held by us which is measured at FVTOCI since the bills are held within the business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual cash flows are solely payments of principal and interest on the principal amount outstanding. As of December 31, 2021, 2022, 2023 and September 30, 2024, our receivables at FVTOCI are RMB364.6 million, RMB619.4 million, RMB69.3 million and RMB274.3 million, respectively, which are either endorsed to certain sellers for settlement of trade payables or discounted to the banks that are not derecognized their entirety. For details, see Note 41(d) to the Accountants’ Report as set out in Appendix I to this circular. For details of pledge of bills receivable for our secured bank borrowings, see Note 29 to the Accountants’ Report as set out in Appendix I to this circular. In addition, we have discounted certain bills receivables to banks and transferred certain bills receivables to our sellers to settle our payables through endorsing the bills to our sellers. These bills are issued or guaranteed by reputable PRC banks with high credit ratings, therefore our Directors consider the substantial risks in relation to these bills are interest risk as the credit risks arising from these bills are minimal. Upon the discount/endorsement of these bills, we have transferred substantially all the risks (i.e. interest risks) of these bills to relevant banks/sellers, hence we have derecognized these bills receivables. For details, see Note 41(e) to the Accountants’ Report as set out in Appendix I to this circular.

The following table sets forth a breakdown of the bills receivables discounted/endorsed to third parties during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Bills receivables discounted to banks	2,240,120	7,784,211	13,784,658	7,745,449	19,369,096
Bills receivables endorsed to sellers	2,482,169	4,970,272	2,677,583	2,497,583	215,292

FINANCIAL INFORMATION OF THE TARGET GROUP

The following table sets forth the impact on the profit or loss arising from transfer of bill receivables through discounting and endorsing arrangements during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Transfer of bill receivables through discounting and endorsing arrangements	665	(1,446)	(9,053)	(2,371)	(25,578)

The impact on the profit or loss arising from transfer of bill receivables through discounting and endorsing arrangements changed from positive RMB0.7 million in 2021 to negative RMB1.4 million in 2022, primarily due to an increase in the bill receivables discounted to banks with high credit ratings. We received the proceeds from bills receivables discounted to banks at a higher discount to the carrying amount of the bills receivables as the banks with high credit ratings usually have greater bargaining power, and therefore resulting a loss into the profit or loss. It further changed to negative RMB9.1 million in 2023, which was in line with an increase in the bill receivables discounted to banks from 2022 to 2023. The transfer of bill receivables through discounting and endorsing arrangements changed from RMB2.4 million in the nine months ended September 30, 2023 to RMB25.6 million in the nine months ended September 30, 2024, which was in line with an increase in bill receivables.

The following table sets forth our receivables at FVTOCI at different maturities:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
0-180 days	299,392	534,605	69,413	275,157
181-365 days	82,030	90,312	–	–
Total	381,422	624,917	69,413	275,157

The changes of receivable at FVTOCI during the Track Record Period were primarily driven by our Bills Settlement business. The fluctuation during the Track Record Period was mainly due to the varied credit ratings of the banks that issued or guaranteed the bills. We have discounted certain bills receivables to banks and transferred certain bills receivables to our sellers to settle our payables through endorsing the bills to our sellers. These bills are issued or guaranteed by reputable PRC banks with high credit ratings. Therefore, our Directors consider the risk in relation to these bills is interest risk, rather than credit risk, as the credit risk arising from these bills is minimal. Upon the discount or endorsement of these bills, we have transferred substantially all the risks of these bills to relevant banks or sellers, therefore we have derecognized these bills receivables. All the bills receivables discounted to banks or endorsed to sellers have a maturity of less than one year from the end of the Track Record Period.

The major difference between these two sources of bill receivables lies in the legal relationships, based on which we receive the relevant bills. Bills categorized as “obtained from the steel buyers” are based on purchase contracts entered into between us and the steel buyers, who use bills as a payment or settlement method for the transactions on our digital platform. Bills categorized as “obtain from external third parties” are based on factoring relationships between us and steel buyers, who do not use bills as a payment or settlement methods for transactions on our digital platform at the time of applying factoring with us, but rather simply need funding. When steel buyers choose factoring bills with us, they may provide bank acceptance bills of equivalent value as pledge. There is no difference in accounting treatments between the two sources of bills. Regardless of the sources of the bills, the risks involved in receiving such bills are similar, which are dependent on the creditworthiness of the accepting banks.

FINANCIAL INFORMATION OF THE TARGET GROUP

Set forth below are the salient terms of our cooperation agreements with external third parties:

•	Our responsibilities. We shall transfer the full amount to external third parties’ accounts in a timely manner once all conditions are met.

•	Responsibilities of external third parties. External third parties shall ensure that the transfer of the trade receivables is not hindered by any relevant laws, regulations or agreements.

•	Recourse. We have full recourse against external third parties. If the underlying party fails to make full payment to us, external third parties are obligated to pay the outstanding amount.

•	Factoring rate. The factoring rate is a predetermined fixed rate agreed by both the external third parties and us. We transfer the corresponding amount to external third parties after deducting the service fees.

To mitigate the risk exposures arising from the aforementioned arrangements, we have implemented a set of risk management policies that we regularly update. For bills receivables endorsed to sellers, our finance department and treasury department verify whether the payment procedure is consistent with the contract and invoice based on the payment application, contract fulfillment and settlement documents. For bills receivables discounted to banks, the discounted funds must be promptly transferred to our designated bank account on the day of discounting.

Financial Assets at FVTPL

The following table sets forth our financial assets at FVTPL as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Preferred shares investments(1)	9,770	3,452	2,914	2,859
Equity securities in a listed entity	2,135	3,240	2,754	1,278
Unlisted equity investments(2)	37,267	32,854	38,340	39,242
Wealth management products(3)	37,200	–	–	–
Total	86,372	39,546	44,008	43,379

Notes:

(1)	We made aggregate preferred shares investments in private companies which principally engaged in e-commerce sales of merchandise and provision of internet services. All of these investments are convertible redeemable preferred shares or ordinary shares with preferential rights. We have the right to require and demand the investees to redeem all of the preferred shares held by us at guaranteed predetermined fixed amount upon redemption events which are out of control of issuers.

(2)	These investments represent equity investments in unlisted entities, in the form of ordinary shares without significant influence.

(3)	Wealth management products purchased by us are issued by reputable commercial banks without guaranteed returns. The expected rates of return for such wealth management products held by us as of December 31, 2021 range from 6.87% to 9.50%. We managed and evaluated the performance of investments on a fair value basis in accordance with our risk management and investment strategy.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our financial assets at FVTPL decreased from RMB86.4 million as of December 31, 2021 to RMB39.5 million as of December 31, 2022, primarily due to (i) a decrease of RMB37.2 million in our investment in wealth management products, and (ii) a decrease of RMB6.3 million in preferred shares investments. As of December 31, 2023, our financial assets at FVTPL slightly increased to RMB44.0 million, primarily attributable to an increase of RMB5.5 million in unlisted equity investments. As of September 30, 2024, our financial assets at FVTPL remained relatively stable at RMB43.4 million.

Our investment decisions are made on a case-by-case basis and after due and careful consideration of a number of factors, including but not limited to our overall financial conditions, market and investment conditions, economic developments, investment costs, duration of investment and the expected returns and potential risks of such investment. We have implemented various risk control measures to ensure our asset security when making investments decisions.

For equity investments, we have a dedicated investment department to identify targets based on our internal requirements, conduct online and offline interviews with managers of potential investment targets and formulate detailed investment reports for our chief executive officer’s review, upon which the chief executive officer, who is also Executive Director of the Successor Company, makes preliminary investment decisions. Once a preliminary investment decision is made, a thorough pre-investment due diligence over the target company is carried out by finance department together with in-house legal department. Then our investment department initiates the signing process of relevant investment agreements, which are subject to reviews and approvals of our finance department, in-house legal department and chief executive officer, respectively.

For investments in wealth management products, we only use our temporary idle funds to purchase financial products, and such investments shall not affect our ordinary course of business and working capital requirements. Our finance department is responsible for evaluating the risks of such investments. The financial products we invest in shall be generally held for less than one year with low-risks and the expected interest rate per annum shall be typically higher than the interest rate of fixed deposits for the corresponding period. Based on the periodic investment reports formulated by our finance department, and by taking into consideration of the maturities of our current portfolios, our chief executive officer and chief operating officer, who are also Executive Directors of the Successor Company, make joint decisions as to the investments in the wealth management products. The head of our finance department, Ms. Zhou Min, holds relevant degrees and qualifications, and has years of experiences in asset management and investment. Our chief executive officer, Mr. Wang Dong, possesses the management expertise for financial investments with over ten years of experience in the steel industry. See “Directors and Senior Management of the Successor Company – Senior Management” in this circular for details in relation to certain information about Mr. Wang Dong.

Subject to approval of the Board, we may make investments in equities, funds and wealth management products, which will be in compliance with the applicable requirements under Chapter 14 of the Listing Rules. After the completion of the De-SPAC Transaction, we will continue to make investments in accordance with the above-mentioned investment measures and we may update our investment policy and strategy from time to time in accordance with our growth and the macroeconomic environment in the PRC.

FINANCIAL INFORMATION OF THE TARGET GROUP

Restricted Cash

The following table sets forth our restricted cash as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Security deposits	7,200	–	–	–
Margin deposits to secure open derivatives	1,933	8,297	30,206	10,158
Deposits for bank borrowing and bills payable(1)	23,199	1,072,915	696,465	399,062
Others(2)	5,814	6,587	15,615	49,334
Total	38,146	1,087,799	742,286	458,554

Notes:

(1)	The pledged bank deposits carry annual fixed interest rates ranging from 0.3% to 3.2% in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. At the end of each Track Record Period, the pledged deposits have been pledged to secure short-term banking facilities and bills payable, and are therefore classified as current assets. The pledged bank deposits will be released upon the settlement of the relevant borrowings and bills.

(2)	Others primarily represent deposits in connection with derivative futures contracts we periodically enter into and deposits restricted by banks pertaining to certain business disputes. Other restricted cash increased from RMB6.6 million as of December 31, 2022 to RMB15.6 million as of December 31, 2023 primarily attributed to an increase in derivative futures activities we conducted in 2023. Other restricted cash increased from RMB15.6 million as of December 31, 2023 to RMB49.3 million as of September 30, 2024 primarily attributed to deposits amounting to RMB38.5 million restricted by banks pertaining to certain business disputes. In October 2024, such restricted deposits amounting to RMB10.0 million were released by the bank following withdrawal of the disputes by the counterparties. For details, see “Business of the Target Group – Legal Proceedings and Compliance.”

Trade, Bills and Other Payables

The following table sets forth components of our trade, bills and other payables as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Trade payables	603,115	641,479	71,058	137,632
– Transaction services(1)	368,694	597,834	34,674	105,948
– Transaction support services	37,162	27,931	35,471	28,824
– Overseas transaction business	3,978	9,202	896	2,748
– Technology subscription services	4	263	17	112
– Discontinued operations	193,277	5,081	–	–
– Others	–	1,168	–	–
Bills payable	9,651	930,000	650,000	369,012
– Advances received from buyers in relation to transaction services and transaction support services(2)	4,960,683	6,353,591	9,866,100	9,310,856
– Interest payable	1,701	1,059	350	392
– Salary and bonus payables	52,110	48,195	37,281	36,063
– Loans from employees(3)	15,240	13,930	–	–
– Stamp duty payable	51,493	72,966	33,476	20,197
– Other taxes payable	23,942	30,515	2,311	39,488
– Accrued expenses	5,496	2,428	4,452	2,622

FINANCIAL INFORMATION OF THE TARGET GROUP

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
– Accrued professional fees and expenses related to De-SPAC Transaction	–	–	9,772	12,577
Accrued issue cost	–	–	428	594
– Construction cost payables	36,868	10,452	355	157
– Others	25,800	14,239	835	10,637
Total	5,786,099	8,118,854	10,676,418	9,940,227

Notes:

(1)	Our trade payables from transaction services arose from advances collected based on gross transaction amount from buyers that are payable to sellers on a back-to-back basis.

(2)	As of January 10, 2025, 94.6% of our advances received from buyers in relation to transaction services and transaction support services outstanding as of September 30, 2024 had been subsequently settled.

(3)	As supplement to the loans from banks, we also negotiated with certain employees who voluntarily provided loans to us. These loans from employees are unsecured, carry fixed rates of 5% and 7% per annum and are repayable within one year.

Our trade, bills and other payables increased from RMB5,786.1 million as of December 31, 2021 to RMB8,118.9 million as of December 31, 2022, primarily attributable to (i) an increase of RMB1,392.9 million in advances received from buyers in relation to transaction services, which is in line with the expansion of our transaction services business, (ii) an increase of RMB920.3 million in bills payable as certain sellers started to accept bill payments in relation to the transaction service facilitated under Bills Settlement, and (iii) an increase of RMB229.1 million in trade payables in relation to transaction services as a result of growth in transaction services.

Our trade, bills and other payables increased from RMB8,118.9 million as of December 31, 2022 to RMB10,676.4 million as of December 31, 2023, primarily attributable to an increase of RMB3,512.5 million in advances received from buyers in relation to transaction services and transaction support services, which is in line with growth of our transaction services and transaction support services business, partially offset by a significant decrease in our trade payables from transaction services from RMB597.8 million as of December 31, 2022 to RMB34.7 million as of December 31, 2023, primarily attributable to an increase in bills endorsed to the payables that are issued or guaranteed by reputable PRC banks with high credit rating and payables are derecognised as a result of those bills endorsement in 2023; while previously the bills endorsed to payables are issued by low-rated banks and payables are not derecognised as a result of those bills endorsement. As we collect advances from buyers that are payable to sellers on a back-to-back basis, the payment method affects the balance of our trade payables from transaction services.

Our trade, bills and other payables decreased from RMB10,676.4 million as of December 31, 2023 to RMB9,940.2 million as of September 30, 2024, primarily attributable to a decrease of RMB555.2 million in advances received from buyers in relation to transaction services and transaction support services as a result of the decreased outstanding balance of transaction volume and average steel price as of September 30, 2024. For details, see also “– Trade Receivables, Prepayments and Other Receivables.”

FINANCIAL INFORMATION OF THE TARGET GROUP

Trade payable turnover days for a given period equal to the average balances of trade payables attributable to continuing operations (excluding transaction services) at the beginning and at the end of the period divided by the corresponding cost of revenues (excluding transaction services) during the period and multiplied by 365 days for a whole year period. Our trade payable turnover days were 18.5, 22.0, 17.8 and 11.4 for 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively. Our trade payable turnover days remained relatively stable from 2021 to 2023. The decreased trade payable turnover days for the nine months ended September 30, 2024 were primarily due to the growth of the non-steel products transaction business with shorter trade payable turnover days.

The average credit period on purchase of goods and services granted to us by the sellers was 30 days during the Track Record Period.

At the end of each Track Record Period, we recorded accounts payable with the maturity periods presented based on the goods received date as set forth below:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
0-30 days	313,948	163,403	18,488	77,663
31-180 days	260,345	402,490	52,570	59,969
181-365 days	28,822	75,586	–	–
Total	603,115	641,479	71,058	137,632

At the end of each Track Record Period, we recorded bills payable issued by banks with the maturity periods as set forth below:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
0-180 days	9,651	100,000	650,000	369,012
181-365 days	–	830,000	–	–
Total	9,651	930,000	650,000	369,012

As of January 10, 2025, RMB120.2 million, or 87.3% of our trade payables outstanding as of September 30, 2024 had been subsequently settled.

As of January 10, 2025, RMB44.2 million, or 36.0% of our other payables outstanding as of September 30, 2024 had been subsequently settled.

FINANCIAL INFORMATION OF THE TARGET GROUP

Contract Liabilities

Our contract liabilities represents transaction value allocated to the remaining performance obligations for contracts with buyers. Contract liabilities under transaction support services and technology subscription services mainly represent our liabilities to perform logistics services, and value-added services over the service period rendered, respectively. Contract liabilities under overseas transaction business and discontinued operations mainly represent our liabilities to procure products under overseas transaction sales and domestic direct sales. The following table sets forth our contract liabilities as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Transaction services and transaction support services	2,296	3,860	9,490	12,580
Overseas transaction business	14,030	5,715	2,094	10,188
Technology subscription services	21,664	33,964	33,404	26,555
Discontinued operations	156,397	152,430	–	–
Total	194,387	195,969	44,988	49,323

Our contract liabilities remained relatively stable at RMB194.4 million and RMB196.0 million as of December 31, 2021 and 2022, respectively. It decreased to RMB45.0 million as of December 31, 2023, primarily due to a decrease in advance received from buyers as we ceased to offer discontinued operations in 2022. Our contract liabilities increased to RMB49.3 million as of September 30, 2024, primarily as a result of our expanded overseas transaction business.

As of January 10, 2025, RMB16.5 million, or 33.4% of our contract liabilities outstanding as of September 30, 2024 had been subsequently recognized as revenue.

Interest in Associates and Joint Ventures

We invest in a number of associates and joint ventures. As of December 31, 2021, 2022 and 2023 and September 30, 2024, the outstanding balance of our interests in associates and joint ventures amounted to RMB24.2 million, RMB27.3 million, RMB47.2 million and RMB45.6 million, respectively.

Goodwill

Our goodwill arose from the change of control from joint venture to subsidiary, representing our acquisition of voting rights and subsequent control over Shanghai Tengcai Technology in March 2021. As of December 31, 2021, 2022 and 2023 and September 30, 2024, the carrying amount of goodwill was RMB32.0 million, RMB32.0 million, RMB32.0 million and RMB32.0 million, respectively. There has been no impairment of the goodwill during the Track Record Period.

FINANCIAL INFORMATION OF THE TARGET GROUP

Intangible Assets

Our intangible assets mainly include (i) software, and (ii) trademark, know-how, and client relationship arisen from the change of control from joint venture to subsidiary. The following table sets forth our intangible assets as of the dates indicated.

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Software	5,502	4,796	4,061	3,485
Trademark	20,533	18,333	16,133	14,483
Know-how	93,000	93,000	93,000	93,000
Client Relationship	7,000	4,000	1,000	–
Total	126,035	120,129	114,194	110,968

As of December 31, 2021, 2022 and 2023 and September 30, 2024, our intangible assets were RMB126.0 million, RMB120.1 million, RMB114.2 million and RMB111.0 million, respectively. The gradual decrease in intangible assets from December 31, 2021 to December 31, 2023 and further to September 30, 2024 was primary due to the amortization of the software, trademark and client relationship.

The know-how will not be amortized until its useful life is determined to be finite. The software, client relationship and trademark are amortized on a straight-line basis over useful lives of three to five years, three years and ten years, respectively.

Impairment Testing on Goodwill and Intangible Assets with Indefinite Useful Lives

For the purpose of impairment tests, goodwill and intangible assets with indefinite useful life have been allocated to an individual cash-generating unit (“CGU”), comprising four subsidiaries providing technology subscription services. As of December 31, 2021, 2022 and 2023, for the purpose of impairment review, the recoverable amount of the cash-generating unit containing goodwill and intangible assets with indefinite useful lives were determined based on value-in-use calculations by using the discounted cash flow method, based on a five-year period financial projections with the forecasted average annual revenue growth rates of 121.53%, 58.65% and 45.76%, respectively following the business plan approved by the management, plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rates of 2.50%, 2.50% and 2.50%, respectively. Pre-tax discount rates of 21.23%, 18.48% and 17.59% were used to reflect market assessment of time value and the specific risks relating to the cash-generating units. The fluctuation of the forecast average annual revenue growth is due to the fact that the Target Group's management, based on their extensive experience in the industry and historical performance of relevant subsidiaries, expects the future growth of Shanghai Tengcai Technology, which is principally involved in technology subscription services segment, would slow down after initial fast growth in 2021. The recoverable amount of the group of CGUs is determined based on the valuation results, which have also been cross checked to the valuation report as issued by an independent qualified valuation specialist, PGA Valuation Consultants LLC.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our Directors performed sensitivity test on the key assumptions by increasing 1% of pre-tax discount rate or decreasing of 5% expected annual growth rate, with all other variables held constant. The impact on the amounts by which the recoverable amount of the cash-generating unit containing goodwill and intangible assets above their respective carrying amounts (headroom) are as below:

	As of 31 December
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
	Cash-generating unit containing goodwill and intangible assets	Cash-generating unit containing goodwill and intangible assets	Cash-generating unit containing goodwill and intangible assets
Headroom	43,499	61,901	70,533
Impact by increasing pre-tax discount rate of 1%	40,999	59,501	68,333
Impact by decreasing annual growth rate of 5%	35,898	54,319	63,033

In accordance with our accounting policies, cash-generating unit containing goodwill and intangible assets are tested for impairment on an annual basis at each year end. As of September 30, 2023 and 2024, our management was not aware of any significant adverse changes on the cash-generating unit containing goodwill and intangible assets, which indicates that the carrying amount of the cash-generating unit containing goodwill and intangible assets exceeds their respective recoverable amounts. Consequently, no interim impairment assessment as of September 30, 2023 and 2024 was performed.

Reasonable possible changes in key assumptions will not lead to the impairment of cash-generating unit containing goodwill and intangible assets with indefinite useful lives as of December 31, 2021, 2022 and 2023.

Financial Liabilities at FVTPL

Our financial liabilities at FVTPL are our convertible preferred shares, warrants and redeemable preferred shares issued to investors. Fair values of convertible preferred shares, warrants and redeemable preferred shares are affected by changes in our equity value and various parameters and inputs. The following table sets forth the breakdown of our financial liabilities at FVTPL as of the dates indicated:

	As of December 31,			As of September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Convertible preferred shares	6,798,047	6,808,695	6,816,687	6,821,634
Warrants	1,095	1,109	–	–
Redeemable preferred shares	23,015	23,850	25,008	27,416
Total	6,822,157	6,833,654	6,841,695	6,849,050

FINANCIAL INFORMATION OF THE TARGET GROUP

LIQUIDITY AND CAPITAL RESOURCES

Overview

During the Track Record Period, we primarily funded our working capital through cash from operations and bank and other borrowings. We monitor and maintain a level of cash and cash equivalents deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. As our business develops and expands, we expect to generate more cash from our operating activities. Going forward, we believe our liquidity requirements will be satisfied by using funds from a combination of cash from operations, bank balances and cash and net proceeds from the De-SPAC Transaction. As of September 30, 2024, our bank balances and cash equivalents amounted to RMB435.7 million.

Net Current Liabilities

The following table sets forth our current assets and current liabilities as of the dates indicated:

	As of December 31,			As of September 30,	As of January 10,
	2021	2022	2023	2024	2025

	(RMB in thousands)
					(Unaudited)
Current assets
Inventories	196,712	142,149	10,033	26,833	20,914
Trade receivables, prepayments and other receivables	6,268,497	6,869,081	10,154,735	9,311,569	9,323,389
Financial assets at fair value through other comprehensive income (“FVTOCI”)	431,422	677,486	69,413	275,157	118,313
Financial assets at FVTPL	37,200	–	–	–	–
Derivative financial instruments	351	–	28	304	–
Restricted cash	38,146	1,057,799	712,286	458,554	502,264
Cash and cash equivalents	364,666	436,213	310,904	435,747	158,953
Total current assets	7,336,994	9,182,728	11,257,399	10,508,164	10,123,833

Current liabilities
Trade, bills and other payables	5,775,514	8,118,854	10,676,418	9,940,227	9,788,760
Bank and other borrowings	919,461	816,652	582,326	602,999	389,198
Derivative financial instruments	–	1,282	–	–	–
Lease liabilities	2,408	2,875	2,999	6,677	7,989
Contract liabilities	181,984	177,450	28,090	36,846	29,941
Financial liabilities at FVTPL	6,799,142	6,809,804	6,816,687	6,821,634	6,821,939
Total current liabilities	13,678,509	15,926,917	18,106,520	17,408,383	17,037,827
Net current liabilities	6,341,515	6,744,189	6,849,121	6,900,219	6,913,994

We recorded net current liabilities of RMB6,341.5 million, RMB6,744.2 million, RMB6,849.1 million and RMB6,900.2 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The net liabilities positions primarily resulted from the convertible preferred shares classified as current liabilities, which amounted to RMB6,799.1 million, RMB6,809.8 million, RMB6,816.7 million and RMB6,821.6 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The convertible preferred shares are non-redeemable and will only be automatically converted into ordinary shares upon the completion of the De-SPAC Transaction. The changes in fair value on the potential conversion will not have any impact to the cash flows of the Target Group.

FINANCIAL INFORMATION OF THE TARGET GROUP

The increase in net current liabilities from 2021 to 2022 was primarily due to an increase of RMB2,343.3 million in trade, bills and other payables; partially offset by an increase of RMB1,019.7 million in restricted cash, an increase of RMB600.6 million in trade receivables, prepayments and other receivables, and an increase of RMB246.1 million in financial assets at FVTOCI. The increase in net current liabilities from 2022 to 2023 was primarily due to an increase of RMB2,557.6 million in trade, bills and other payables, a decrease of RMB608.1 million in financial assets at FVTOCI, a decrease of RMB345.5 million in restricted cash, and a decrease of RMB132.1 million in inventories. Such decrease was partially offset by an increase of RMB3,285.7 million in trade receivables, prepayments and other receivables, and a decrease of RMB234.3 million in bank and other borrowings. The increase in net current liabilities from December 31, 2023 to September 30, 2024 was primarily due to a decrease of RMB843.2 million in trade receivables, prepayments and other receivables, a decrease of RMB253.7 million in restricted cash, and an increase in bank and other borrowings of RMB20.7 million, partially offset by a decrease of RMB736.2 million in trade, bills and other payables, an increase of RMB205.7 million in financial assets at FVTOCI, and an increase of RMB124.8 million in cash and cash equivalents.

We believe we can improve our net current liabilities position through (i) net cash flow from operating activities. We recorded net cash generated from operating activities of RMB391.1 million, RMB211.7 million and RMB384.8 million in 2022 and 2023 and the nine months ended September 30, 2024, respectively. We expect to consistently improve cash inflow from operating activities by enhancing our services, strengthening our market competitiveness, increasing sales revenue and managing our operating expenses, (ii) net proceeds from the De-SPAC Transaction, and (iii) our cash flow management measures. For example, we proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our short-term business plans, including adopting more stringent settlement processes and reducing credit sales and bilateral Bai Tiao products during the Track Record Period. We will continue to impose stringent prepayment management in relation to the transaction services and promote the use of trilateral Bai Tiao as a settlement method alternative to bank transfer in the future to release liquidity. For details, see also “Business of the Target Group – Business Sustainability – Path to Profitability.” We will also adjust our financing structure by replacing short-term borrowings with long-term borrowings or equity investments to the extent possible to lower our current liabilities.

Cash Flows

The following table sets forth the components of our consolidated statement of cash flows during the Track Record Period:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Net cash (used in)/generated from operating activities	(484,190)	391,091	211,709	334,648	384,846
Net cash used in investing activities	(68,462)	(1,045,664)	(546,511)	(377,358)	(363,975)
Net cash generated from financing activities	568,954	726,091	209,407	138,657	104,397

Net increase/(decrease) in cash and cash equivalents	16,302	71,518	(125,395)	95,947	125,268

Cash and cash equivalents at beginning of the year/period	348,593	364,666	436,213	436,213	310,904
Effect of foreign exchange rate changes	(229)	29	86	505	(425)
Cash and cash equivalents at end of the year/period	364,666	436,213	310,904	532,665	435,747

FINANCIAL INFORMATION OF THE TARGET GROUP

Operating Activities

For the nine months ended September 30, 2024, our net cash generated from operating activities was RMB384.8 million. This net cash inflow was primarily attributable to an increase in working capital, which primarily results from (i) a decrease of RMB779.3 million in trade receivables, prepayments and other receivables, and (ii) an increase of RMB4.3 million in contract liabilities, partially offset by (i) an increase of RMB370.2 million in receivables at FVTOCI, and (ii) a decrease of RMB74.7 million in trade, bills and other payables. This net cash inflow was partially offset by our loss for the period of RMB54.4 million, adjusted by non-cash items, principally comprising (i) Impairment losses under ECL model, net of reversal of RMB57.6 million, and (ii) finance costs of RMB34.3 million.

For the year ended December 31, 2023, our net cash generated from operating activities was RMB211.7 million. This net cash inflow was primarily attributable to an increase in working capital, which primarily results from (i) an increase of RMB3,586.5 million in trade, bills and other payables, and (ii) a decrease of RMB131.7 million in inventories, partially offset by (i) an increase of RMB3,341.7 million in trade receivables, prepayments and other receivables, and (ii) a decrease of RMB151.0 million in contract liabilities. This net cash inflow was partially offset by our loss for the year of RMB469.0 million, adjusted by non-cash items, principally comprising (i) share-based payment expense of RMB343.1 million, and (ii) finance costs of RMB64.9 million.

For the year ended December 31, 2022, our net cash generated from operating activities was RMB391.1 million. This net cash inflow was primarily attributable to an increase in working capital, which primarily results from (i) an increase of RMB2,348.6 million in trade, bills and other payables, and (ii) a decrease of RMB24.2 million in inventories, partially offset by (i) an increase of RMB1,222.1 million in receivables at FVTOCI, and (ii) an increase of RMB612.8 million in trade receivables, prepayments and other receivables. This net cash inflow was partially offset by our loss for the year of RMB366.1 million, adjusted by non-cash items, principally comprising (i) finance costs of RMB84.4 million, (ii) impairment losses under the ECL model, net of reversal, of RMB54.3 million, (iii) write-down of inventories, net of reversal, of RMB30.4 million, and (iv) net foreign exchange loss of RMB13.7 million.

For the year ended December 31, 2021, our net cash used in operating activities was RMB484.2 million. The net cash outflow was primarily attributable to (i) loss for the year of RMB274.4 million, adjusted by non-cash items, principally comprising (a) loss on fair value changes of financial assets of FVTPL of RMB108.9 million, (b) finance costs of RMB79.6 million, and (c) impairment losses under ECL model, net of reversal of RMB38.4 million, partially offset by gain on change of control from joint venture to subsidiary of RMB78.3 million, and (ii) a decrease in working capital, which primarily results from (a) an increase of RMB1,239.2 million in trade receivables, prepayments and other receivables, and (b) an increase of RMB788.2 million in receivables at FVTOCI, partially offset by an increase of RMB1,681.6 million in trade, bills and other payables.

In the future, we expect to improve our net operating cash outflow position through (i) our continuous revenue growth fueled by our growing customer base and enhanced customer engagement; (ii) our improving gross profit margins achieved through digital platform margin expansion and the optimization of our revenue structure; (iii) our improving operating leverage as we expect our revenue growth to exceed the increase in expenses gradually; and (iv) our improving working capital management, leveraging our industry leadership to negotiate for more favorable contractual terms with our customers and suppliers.

FINANCIAL INFORMATION OF THE TARGET GROUP

Investing Activities

For the nine months ended September 30, 2024, our net cash used in investing activities was RMB364.0 million, which was primarily attributable to (i) placement of pledged bank deposits for bills payable related to transaction services of RMB369.0 million, and (ii) placement of pledged bank deposits for bank borrowing of RMB38.5 million, partially offset by withdrawal of pledged bank deposits for bank borrowing of RMB41.3 million.

For the year ended December 31, 2023, our net cash used in investing activities was RMB546.5 million, which was primarily attributable to (i) placement of pledged bank deposits for bills payable related to transaction services of RMB733.0 million, and (ii) placement of pledged bank deposits for bank borrowing of RMB69.3 million, partially offset by (i) withdrawal of pledged bank deposits for bank borrowing of RMB124.8 million, (ii) withdrawal of pledged bank deposits for bills payable related to transaction services of RMB100.0 million, and (iii) withdrawal of large-denomination certificates of deposit of RMB94.3 million.

For the year ended December 31, 2022, our net cash used in investing activities was RMB1,045.7 million, which was primarily attributable to (i) placement of pledged bank deposits for bills payable related to transaction services of RMB940.0 million, (ii) acquisition of financial assets at FVTPL of RMB150.0 million, and (iii) placement of pledged bank deposits for bank borrowing of RMB130.8 million, partially offset by (i) proceeds from disposal of financial assets at FVTPL of RMB189.7 million, (ii) withdrawal of large-denomination certificates of deposit of RMB50.0 million, and (iii) repayment from related parties of RMB48.1 million.

For the year ended December 31, 2021, our net cash used in investing activities was RMB68.5 million, which was primarily attributable to (i) acquisition of financial assets at FVTPL of RMB142.5 million, (ii) purchases of property and equipment of RMB67.0 million, and (iii) placement of large-denomination certificates of deposit of RMB50.0 million, partially offset by (i) proceeds from disposal of financial assets at FVTPL of RMB146.3 million, and (ii) withdrawal of pledged bank deposits for bank borrowing of RMB35.9 million.

Financing Activities

For the nine months ended September 30, 2024, our net cash generated from financing activities was RMB104.4 million, which was primarily attributable to (i) proceeds from bills discounted to banks that are not derecognized in their entirety of RMB313.1 million and (ii) proceeds from bank and other borrowings of RMB207.3 million, partially offset by repayments of bank and other borrowings of RMB354.1 million.

For the year ended December 31, 2023, our net cash generated from financing activities was RMB209.4 million, which was primarily attributable to (i) proceeds from bills discounted to banks that are not derecognized in their entirety of RMB543.4 million and (ii) proceeds from bank and other borrowings of RMB764.5 million, partially offset by repayments of bank and other borrowings of RMB957.1 million.

For the year ended December 31, 2022, our net cash generated from financing activities was RMB726.1 million, which was primarily attributable to (i) proceeds from bank and other borrowings of RMB1,475.6 million, (ii) proceeds from bills discounted to banks that are not derecognized in their entirety of RMB1,028.4 million, partially offset by repayment of bank and other borrowings of RMB1,674.9 million.

FINANCIAL INFORMATION OF THE TARGET GROUP

For the year ended December 31, 2021, our net cash generated from financing activities was RMB569.0 million, which was primarily attributable to (i) proceeds from bank and other borrowings of RMB1,744.6 million, and (ii) proceeds from bills discounted to banks that are not derecognized in their entirety of RMB717.0 million, partially offset by (i) repayments of bank and other borrowings of RMB1,573.7 million and (ii) redemption to investors of consolidated trusts of RMB308.9 million.

ANALYSIS ON THE CASH FLOW GENERATION FROM OUR OPERATIONS

During the Track Record Period, cash flow generations from our operations have improved from net cash used in operating activities of RMB484.2 million in 2021, to net cash generated from operating activities of RMB391.1 million, RMB211.7 million and RMB384.8 million in 2022 and 2023 and the nine months ended September 30, 2024, respectively. For detailed explanations on the fluctuations in the net cash (used in)/generated from operating activities, see “– Liquidity and Capital Resources.” Among the factors that led to the fluctuations in our net cash (used in)/generated from operating activities during the Track Record Period, one of them was that the cash flows from our Bills Settlement services, which were generated from our day-to-day transactions, were not fully recorded under our net cash (used in)/generated from operating activities, with part of the cash flows from our Bills Settlement services classified under the net cash generated from financing activities and net cash generated from/(used in) investing activities, respectively, in accordance with IFRS accounting standards.

In our daily operations, to facilitate transactions among buyers and sellers on our digital platform, we accept bills or cash from buyers for steel product purchases on our digital platform, and settle payments with bills or cash to sellers for steel product sold on our digital platform. Whether to use bill as payment or settlement method is subject to the discretion of the buyers and sellers on our digital platform. Regardless of whether downstream buyers pay in cash or through bills when making purchases on our platform, it has no effect on the cash flow generation capability of our operations. Under the scenario of steel buyers using bills as a payment, we discount the bills with our collaborative banks upon the receipt of such bills, while under the scenario of us using bills as method of settlement with sellers, we will either endorse the bills received from the buyers to sellers, or issue new bills via our pledge of deposits in banks.

According to IFRS accounting standards, part of the cash flows from our Bills Settlement services, namely (i) proceeds from bills discounted to banks that are not derecognized in their entirety, and (ii) placement (withdrawal) of pledged banks deposits for bills payable related to transaction services, are classified under net cash generated from/(used in) financing and investing activities, respectively, rather than under net cash (used in)/generated from operating activities. The Directors of the Target Company are of the view that all relevant cash flow items relating to Bills Settlement services should be taken into consideration to fully reflect the cash flows generated from our operations.

Proceeds from bills discounted to banks that are not derecognized in their entirety

We receive two types of bills from steel buyers as payments, namely (i) bills that are issued or guaranteed by reputable financial institutions with high credit ratings, and (ii) bills that are issued or guaranteed by certain financial institutions on our whitelist with relatively lower credit ratings, both of which are either endorsed to certain sellers or discounted to banks. According to IFRS accounting requirements, for bills that are issued or guaranteed by reputable financial institutions with high credit ratings, cash flows in relation to bills discounting and movements in the balance of bills receivables have already been recorded under net cash generated from operating activities while the latter with lower credit ratings are recorded as proceeds from bills discounted to banks that are not derecognized in their entirety under cash flows generated from financing activities. For details, see “Business of the Target Group – Transaction Support Services – Bills Settlement.” Since 2021, we have vigorously expanded our bank discount channels to obtain more competitive prices in the market. This enables our users to purchase steel more conveniently and cost-effectively, thus driving up steel transaction volume on our platform. Accompanying these efforts is a significant increase in proceeds from bills discounted to banks that are not derecognized in their entirety. During the Track Record Period, we recorded proceeds from bills discounted to banks that are not derecognized in their entirety of RMB717.0 million, RMB1,028.4 million, RMB543.4 million and RMB313.1 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively.

FINANCIAL INFORMATION OF THE TARGET GROUP

Placement (withdrawal) of pledged banks deposits for bills payable related to transaction services

We settle payments with two types of bills to steel sellers, either by (i) endorsing the bills that we receive from buyers, or (ii) issuing new bills via our pledge of deposits in banks. Movements in the balance of our pledge of deposits in banks for the purpose of issuing new bills to settle with sellers are recorded as placement/(withdrawal) of pledged banks deposits for bills payable related to transaction services under cash flows from investing activities. For details, see “Business of the Target Group – Transaction Support Services – Bills Settlement.” During the Track Record Period, we recorded cash outflows on the placement of pledged bank deposits for bills payable related to transaction services of nil, RMB940.0 million, RMB733.0 million and RMB369.0 million in 2021, 2022 and 2023 and the nine months ended September 30, 2024, respectively, for the purpose of issuing bills to settle with sellers on our digital platform, and cash inflows on the withdrawal of pledged bank deposits for bills payable related to transaction services of RMB100.0 million in 2023.

Analysis of cash flow generation capability from our operations

Given the abovementioned cash flows from financing activities and investing activities are generated from our day-to-day transactions facilitated by our Bills Settlement services on our digital platform, the Directors of the Target Company hold the view that the joint consideration of (i) net cash (used in)/generated from operating activities, (ii) proceeds from bills discounted to banks that are not derecognized in their entirety, and (iii) placement/(withdraw) of pledged bank deposits for bills payable related to transaction services, is necessary to fully reflect the cash flows generated from our operations.

WORKING CAPITAL

Taking into account cash and bank balances, cash generated from our operations, bank and other loans, and the estimated net proceeds from the De-SPAC Transaction, the Directors of the Successor Company believe that the Successor Group will have sufficient working capital for at least 12 months from the Closing. We had negative cash flows from operations in 2021 and our net cash used in operating activities was RMB484.2 million. We have net cash generated from operating activities of RMB391.1 million and RMB211.7 million in 2022 and 2023, respectively. Our net cash generated from operating activities in the nine months ended September 30, 2024 was RMB384.8 million.

With the same bases as set forth above and after making reasonable enquiries with the Successor Group about its working capital requirements, nothing has come to the Joint Sponsors' attention that would lead them to cast doubt on the view of the Directors of the Successor Company above.

FINANCIAL INFORMATION OF THE TARGET GROUP

INDEBTEDNESS

As of January 10, 2025, being the latest practicable date for determining our indebtedness, we had bank and other borrowings of RMB389.2 million, of which RMB280.0 million was secured and guaranteed, RMB96.9 million was secured and unguaranteed and the remaining was unsecured and unguaranteed. As of January 10, 2025, we had lease liabilities of RMB15.1 million, which were secured and unguaranteed. As of January 10, 2025, we also had financial liabilities at FVTPL of RMB6,849.7 million, which were unsecured and unguaranteed.

Except as disclosed in the table below, as of January 10, 2025, we did not have any material outstanding indebtedness. Our Directors have confirmed that we did not have any material defaults in payment of trade and non-trade payables and borrowings during the Track Record Period and up to the Latest Practicable Date, and there has been no material change in our indebtedness since January 10, 2025 and up to the date of this Circular.

	As of December 31,			As of September 30,	As of January 10,
	2021	2022	2023	2024	2025

	(RMB in thousands)
					(Unaudited)
Current Liabilities
Financial liabilities at FVTPL	6,799,142	6,809,804	6,816,687	6,821,634	6,821,939
Bank and other borrowings	919,461	816,652	582,326	602,999	389,198
Lease liabilities	2,408	2,875	2,999	6,677	7,989
Total	7,721,011	7,629,331	7,402,012	7,431,310	7,219,126

Non-Current Liabilities
Financial liabilities at FVTPL	23,015	23,850	25,008	27,416	27,758
Bank and other borrowings	36,500	300	28,600	–	–
Lease liabilities	4,101	2,479	1,265	6,518	7,127
Total	63,616	26,629	54,873	33,934	34,885

Bank and Other Borrowings

The following table sets forth our bank and other borrowings as of the dates indicated:

	As of December 31,			As of September 30,	As of January 10,
	2021	2022	2023	2024	2025

	(RMB in thousands)
					(Unaudited)
Bank borrowings	487,012	597,491	424,258	602,999	389,198
Bank borrowings under sellers finance arrangements(1)	11,311	21,764	9,705	–	–
Other borrowings(2)	457,638	197,697	176,963	–	–
Total	955,961	816,952	610,926	602,999	389,198

Notes:

(1)	During the Track Record Period, we entered into certain finance arrangements with banks. Under the arrangements, the bank will settle the prepayments to the sellers on behalf of the Target Group. Our obligations to sellers arose from the steel purchase are legally extinguished on settlement by the bank. We then settle with the bank around 180 days after settlement by the banks with interest rates that range from 5.45% to 7.05%, which may be extended beyond the original due dates of the respective invoices. The interest rates are consistent with our short-term borrowing rates.

FINANCIAL INFORMATION OF THE TARGET GROUP

Taking into consideration of the nature and substance of the above arrangements, we present payables to the bank under these arrangements as “borrowings” in the consolidated statement of financial position. In the consolidated statement of cash flows, repayments to the banks are included within financing cash flows based on the nature of the arrangements, and prepayments to the sellers by the banks are disclosed as non-cash transactions. The “sellers finance arrangement” is, in nature, a special assignment of right of collection from the creditors (i.e. sellers on our digital platform) to the cooperative banks. Under the “sellers finance arrangement”, the sellers on our digital platform (as the creditor) would assign their right of collection to the cooperative banks for financing, and it is the cooperative banks who engage in factoring business, rather than us. Therefore, the “seller finance arrangement” is not a financing service engaged by us which requires any specific license, and it is irrelevant to our Bills Settlement services.

(2)	Among the other borrowings, RMB263.7 million were borrowings from non-bank financial institutions as of December 31, 2021, which carried fixed interest rates of 8.5%-9.5% per annum. The remaining balances were arising from factoring of trade receivables to non-bank financial institutions with full recourse. For details of the disclosures, see Note 41(d) to the Accountants’ Report as set out in Appendix I to this circular.

Our bank and other borrowings amounted to RMB956.0 million, RMB817.0 million, RMB610.9 million and RMB603.0 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively, which were fixed-rated borrowings. As of January 10, 2025, we had unutilized banking facilities of RMB3,317.2 million. For details of ranges of effective interest rates on our borrowings, see Note 29 to the Accountants’ Report as set out in Appendix I to this circular. Our Directors further confirm that we did not experience any difficulties in obtaining bank loans and other borrowings or defaults in payments of bank loans and other borrowings or breaches of covenants during the Track Record Period and up to the Latest Practicable Date. Our Directors confirm that there has not been any material changes in our indebtedness since January 10, 2025 up to the date of this circular.

CAPITAL EXPENDITURES

During the Track Record Period, our capital expenditures primarily consisted of purchases of property and equipment, as well as intangible assets.

	For the Year Ended December 31,			For the nine months ended September 30,
	2021	2022	2023	2023	2024

	(RMB in thousands)
				(Unaudited)
Purchases of property and equipment	(67,030)	(27,978)	(11,237)	(580)	(9,321)
Purchases of intangible assets	(22)	(67)	(27)	–	–

CONTRACTUAL COMMITMENTS

Our contracted capital expenditure represents capital expenditure in respect of the acquisition of prepaid lease payments, and property and equipment contracted for but not provided in the historical financial information. We did not record capital commitments as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively.

CONTINGENT LIABILITIES

As of the Latest Practicable Date, we did not have any significant contingent liabilities.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

FINANCIAL INFORMATION OF THE TARGET GROUP

MATERIAL RELATED PARTY TRANSACTIONS

Related party transactions are set out in Note 43 to the Accountants’ Report as set out in Appendix I to this circular. Our Directors confirm that these transactions were conducted in the ordinary and usual course of business and on an arm’s length basis and would not distort our results of operations or make our historical results not reflective of our future performance. Our Directors further confirm that save for certain amounts due from the Co-founders and their spouses, all of our non-trade related party transactions have been settled as of September 30, 2024. We did not declare or pay dividends on our Shares during the Track Record Period and up to the Latest Practicable Date. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition and contractual restrictions.

DISTRIBUTABLE RESERVES

As of September 30, 2024, we did not have any distributable reserves.

FINANCIAL RISK MANAGEMENT

Market Risk

Currency Risk

We operate internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to United States dollars, Ghanaian cedis, and Hong Kong dollars. We maintain natural hedges, whenever possible, by borrowing in currencies that match the future revenue stream to be generated from our investments.

The significant carrying amounts of monetary assets and monetary liabilities denominated in currencies other than our entities’ functional currencies at the end of each Track Record Period, are as follows:

	Assets				Liabilities
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2021	2022	2023	2024	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RMB	50	55	3	309	62,490	62,490	–	537
US$	12,031	12,248	5,313	3,819	54,853	6,545	7,830	23,328
GHS	4,821	6,861	–	–	–	–	–	–
HK$	–	1	6	36	523	572	541	552

Sensitivity analysis

The following table details our sensitivity to a 10% increase and decrease in the functional currency against US$ during the Track Record Period. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of the Track Record Period for a 10% change in foreign currency rates. A positive (negative) number below indicates a decrease (an increase) in loss after taxation where US$ strengthens 10% against the functional currency of each group entity.

FINANCIAL INFORMATION OF THE TARGET GROUP

The following table details the sensitivity to a 10% increase/decrease in the functional currency against US$ during the Track Record Period, loss after tax will (decrease) increase by:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2024

	(RMB in thousands)
Loss after tax	(3,212)	428	(189)	(1,463)

If the functional currency weakens by 10% against US$, loss after tax will increase (decrease) by the same amounts.

The impact of GHS and HK$ is not presented, since the outstanding monetary items denominated in GHS and HK$ are not significant and their impact is immaterial.

Interest Rate Risk

Our fair value and cash flow interest rate risk mainly relate to fixed rates borrowings, loans from employees, pledged bank deposits and bank balances.

In order to exercise prudent management against interest rate risks, we continue to review market trends against our business operations and financial position in order to arrange the most effective interest rate risk management tools.

Price Risk

We are exposed to price risk in respect of our financial assets at FVTPL. The management strictly monitors this exposure by maintaining a portfolio of investments with different levels of risks. We have designated a team to monitor the price risk and will consider hedging the risk exposure should the need arises.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risk on financial assets at FVTPL held by us at the date of the circular:

If the prices of the respective financial assets at FVTPL had increased/decreased by 5% with all other variables held constant, the post-tax loss for the years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2023 and 2024 would decrease/increase by RMB3.2 million, RMB1.5 million, RMB1.7 million, RMB1.6 million and RMB1.6 million, respectively.

Credit Risk and Impairment Assessment

Credit risk refers to the risk that our counterparties default on their contractual obligations resulting in financial losses to our Group. Our credit risk exposures are primarily attributable to trade and other receivables, financial assets at FVTOCI, cash and cash equivalents and restricted cash. We do not hold any collateral or other credit enhancements to cover our credit risks associated with our financial assets. The carrying amounts of each class of the above financial assets represent our maximum exposure to credit risk in relation to financial assets.

FINANCIAL INFORMATION OF THE TARGET GROUP

Trade receivables

In order to minimize the credit risk, our management has designated a team with responsibilities for determination of credit limits, credit approvals. Before onboarding any new buyer, we use an internal credit scoring system to assess the potential buyer’s credit quality and defines credit limits by buyer. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts.

Loss allowance for trade receivables is measured at an amount equal to lifetime ECL. Trade receivables are mainly amounts due from public companies, state-owned enterprises and reputable and sizeable steel trading companies. The ECL on trade balances are estimated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forward-looking macroeconomic factors affecting the ability of the debtors to settle the receivables. In this regard, our Directors consider that our credit risk is significantly reduced. We do not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics and trade receivables are generally considered as having low risk of default.

Cash and cash equivalents, restricted cash and financial assets at FVTOCI

Loss allowance for cash and cash equivalents, restricted cash and financial assets at FVTOCI are measured at an amount equal to 12-month ECL, which represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. The credit risk on cash and cash equivalent, restricted cash and financial assets at FVTOCI is limited because the counterparties are banks with high credit-ratings assigned by credit rating agencies. We assessed the loss allowance to be insignificant and no provision is provided.

Other receivables

For other receivables, we have applied the general approach in IFRS 9 to measure the loss allowance approximate to such at 12-month ECL, unless there has been a significant increase in credit risk since initial recognition, in which case we recognize lifetime ECL. The ECL on these items are assessed individually, estimated based on historical credit loss experience on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the date of the circular.

We write off trade and other receivables when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. We have taken legal action against the debtors to recover the amount due.

For all other instruments, we measure the loss allowance equal to 12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, on which we recognize lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Liquidity Risk

As of December 31, 2021, 2022 and 2023 and September 30, 2024, we were in net liabilities position of RMB5,962.5 million, RMB6,314.1 million, RMB6,438.1 million and RMB6,490.7 million, respectively. In addition, we recorded net current liabilities of RMB6,341.5 million, RMB6,744.2 million, RMB6,849.1 million and RMB6,900.2 million as of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. The net liabilities and net current liabilities positions primarily arise from the convertible preferred shares classified as current liabilities amounting RMB6,799.1 million, RMB6,809.8 million, RMB6,816.7 million and RMB6,821.6 million as of each of December 31, 2021, 2022 and 2023 and September 30, 2024, respectively. As the convertible preferred shares are non-redeemable and will only be automatically converted into ordinary shares upon the completion of the De-SPAC Transaction, our Directors believe there would be no material cash flow impact of this convertible preferred shares presented under current liabilities. For details, see Note 32 to the Accountants’ Report as set out in Appendix I to this circular. Under any circumstances, no significant cash flow impact is expected in the next twelve months from the date of the circular for the convertible preferred shares.

FINANCIAL INFORMATION OF THE TARGET GROUP

Our net liabilities increased primarily due to the increase in our trade, bills and other payables, representing primarily attributable to advances received from buyers in relation to our transaction services, which is in line with the growth of our transaction services.

We closely monitor our cash position resulting from our operations and maintains a level of cash and cash equivalents deemed adequate by the management to enable us to meet in full our financial obligations as they fall due for the foreseeable future. As of December 31, 2021, 2022 and 2023 and September 30, 2024, we bore no financial liabilities except for the other payable, the amount of which is immaterial.

KEY FINANCIAL RATIOS

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2024
Gross profit margin(1)	25.5%	25.4%	32.5%	28.2%
Net profit margin(2)	(20.3%)	(40.4%)	(40.1%)	(4.8%)
Adjusted EBITDA margin (Non-IFRS measure)(3)	(13.3%)	(22.9%)	0.4%	0.6%

Notes:

(1)	Gross profit margin equals gross profit for the year/period divided by revenue for that given period and multiplied by 100%.

(2)	Net profit margin equals loss for the year/period divided by revenue for that given period and multiplied by 100%.

(3)	Adjusted EBITDA margin equals adjusted EBITDA for the year/period (non-IFRS measure) divided by revenue for the same period and multiplied by 100%.

DE-SPAC TRANSACTION EXPENSES

De-SPAC Transaction Expenses paid or to be paid

The De-SPAC Transaction expenses paid or to be paid by the Successor Group are estimated to be HK$158.1 million (including commission, assuming PIPE investment amount of HK$535.8 million), of which HK$35.0 million of deferred underwriting commission was accrued by Aquila in the year ended December 31, 2022 and would be payable upon completion of the De-SPAC Transaction. The rest of the De-SPAC Transaction expenses are to be borne by the Successor Group, among which HK$83.4 million is expected to be charged to our consolidated statements of profit or loss, and HK$39.7 million is expected to be accounted for as a deduction from equity upon the consummation of the De-SPAC Transaction. Approximately HK$43.0 million (RMB39.6 million equivalent) has been charged to our consolidated statements of profit or loss in 2023. Approximately HK$8.1 million (RMB7.5 million equivalent) has been charged to our consolidated statements of profit or loss in the nine months ended September 30, 2024.

FINANCIAL INFORMATION OF THE TARGET GROUP

The table below sets forth a breakdown of the expenses paid or to be paid relating to the De-SPAC Transaction:

HKD in millions
Sponsors fees	11.7
Fees and expenses of legal advisors and accountants	68.5
Other fees and expenses	8.0
Subtotal	88.2
Aquila deferred underwriting commission	35.0
PIPE commission and financial advisors fees	34.9
Total De-SPAC Transaction expenses paid or to be paid	158.1

Additional De-SPAC Transaction Expenses

The additional De-SPAC Transaction expenses incurred by the Successor Group is calculated for pro forma financial information purpose. Assuming the De-SPAC Transaction was completed on 1 January 2023, the additional expenses for the year ended December 31, 2023 are estimated to be HK$536.4 million (under Scenario I) and HK$486.3 million (under Scenario II), with details set out in note 6 in “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group – C. Notes to the Unaudited Pro Forma financial information of the Successor Group”. The following sets forth the details of the two scenarios:

•	Assuming no Share Redemptions (Scenario I): assuming no Aquila Class A Shareholders exercise their rights to redeem any of their shares of Aquila Class A Shares and thus the full amount held in the Escrow Account at Closing is available to pay for Aquila's De-SPAC Transaction expenses.

•	Assuming maximum Share Redemptions (Scenario II): assuming that 100,065,000 shares of Aquila Class A Shares are redeemed, which represents the maximum amount of redemption. The Scenario II is prepared based on the same assumptions under Scenario I, with additional adjustments to reflect the effect of maximum redemptions.

Such expenses represent (i) the deemed expenses incurred by the Target Company, which is the difference between the fair value of the shares issued by the Target Company in excess of the fair value of the adjusted net assets of Aquila, the calculation of which is set out in note 6(b) to the unaudited pro forma financial information of the Successor Group in “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group”; (ii) the warrant liabilities; and (iii) the earn-out liabilities, which are subject to changes based on valuation.

Pursuant to the Business Combination Agreement, each Aquila Class B Share will be converted into one fully paid Aquila Class A Share and each Aquila Warrant would be transferred to one Successor Company Warrant. For the Successor Company Warrants issued, those warrant holders will not be serving as employees of the Successor Group nor will they provide services to the Successor Group after the De-SPAC Transaction. Therefore, the Aquila Warrants are assumed by the Successor Company and the Successor Company Warrants are regarded as part of the De-SPAC Transactions and IAS 32 is applied in accounting for them, which results in additional De-SPAC Transaction expense.

The Promoter Earn-out Right is triggered only if the volume weighted average price of the Successor Company Class A Shares (calculated based on the daily quotation sheets of the Stock Exchange) equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing and ending on the fifth anniversary of the date of Closing. No service conditions for the Promoters was stipulated. Therefore, the earn-out arrangement is regarded as part of the De-SPAC Transaction instead of as post-acquisition remuneration and IAS 32 is applied in accounting for this agreement. Fair value of the earn-out liabilities arising from the Promoter Earn-out Right would adjust the consideration transferred for the De-SPAC Transaction which in turn affects the amount of De-SPAC Transaction expense recognized. A maximum Promoter Earn-out Shares of 12,508,125 Successor Company Class A Shares would be issued through the exercise of the Promoter Earn-out Right.

FINANCIAL INFORMATION OF THE TARGET GROUP

It is assumed that no adjustments will be applied to the Aquila Promoter Warrants and the Promoter Earn-out Shares in achieving 1:1 conversion ratio, as it is on the assumption that the Aquila Contributed Funds would exceed HK$500 million. A valuation assessment was performed for the purpose of determining the fair value of the promoter warrant liabilities and earn-out liabilities arising from the De-SPAC Transaction at 31 December 2023 and 1 January 2023 using binomial option pricing model with key assumptions for: volatility based on peer company data; risk-free rate and spot share price of the Successor Company at HK$10.00 assumed according to the Business Combination Agreement, the PIPE Investment Agreements and the offer price of Aquila Class A shares.

LOSS ESTIMATE FOR THE YEAR ENDED DECEMBER 31, 2024

The Target Company's Directors estimate, on the basis as set out in Appendix IIIB to this circular and in the absence of unforeseen circumstances, that the estimated loss attributable to ordinary equity holders of the Target Company for the year ended December 31, 2024 as follows:

Estimated loss attributable to ordinary equity holders of the Target Company for the year ended December 31, 2024	Not more than RMB70 million

The loss estimate, for which the Target Company's Directors are solely responsible for, has been prepared by them based on the audited results of the Target Group for the nine months ended September 30, 2024 as set out in the Accountants' Report in Appendix I to this circular and the unaudited results based on the management accounts of the Target Group for the three months ended December 31, 2024.

NO MATERIAL ADVERSE CHANGE

After due and careful consideration, the Directors of the Target Company confirm that, up to the date of this circular, there has been no material adverse change in its financial or trading position or prospects since September 30, 2024, being the end of the period reported on in the Accountants’ Report in Appendix I to this circular and there is no event since September 30, 2024 which would materially affect the information shown in the Accountant’s Report in Appendix I to this circular.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that, as of the Latest Practicable Date, they were not aware of any circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

INDUSTRY OVERVIEW OF THE TARGET GROUP

In this section, “Zhaogang” “we,” “us” or “our” refer to ZG Group, its subsidiaries and its Consolidated Affiliated Entities. The information and statistics set out in this section and other sections of this circular were extracted from different official government publications, available sources from public market research and other sources from independent suppliers, and from the independent industry report prepared by CIC. We engaged CIC to prepare the CIC Report, an independent industry report, in connection with the De-SPAC transaction. We believe that the sources of these information and statistics are appropriate for such information and statistics and have taken reasonable care in extracting and reproducing such information and statistics. We have no reason to believe that such information and statistics are false or misleading or that any fact has been omitted that would render such information and statistics false or misleading in any material respect. Our Directors confirm that, after taking reasonable care, they are not aware of any adverse change in market information since the date of the CIC Report which may qualify, contradict or adversely impact the quality of the information in this section. Such information and statistics have not been verified by us, Aquila, or any of our or their respective directors and advisors, the Joint Sponsors, the Overall Coordinators or any other persons or parties involved in the De-SPAC transaction, and no representation is given as to its accuracy. For discussions of risks relating to our industries, see “Risk Factors – Risks Relating to the Target Group's Business and Industry.”

OVERVIEW OF GLOBAL AND CHINA’S STEEL INDUSTRY

Overview of Global and China’s Steel Industry

Steel is one of the most widely used industrial raw materials in the world, a fundamental industrial raw material used in building, infrastructure, mechanical equipment, automotive products, domestic appliances, railways, manufacturing and many other industries due to its high strength-to-weight ratio, versatility and diverse range of grades and types fit for various specific applications. It has more than two million of SKUs in China at present with different physical, chemical and structural properties, according to CIC.

Global crude steel production market is massive. The market size of the global steel industry measured by production volume of crude steel reached 1,888.2 million tons in 2023. According to the World Steel Association, Asia has the largest share of the global crude steel production market, representing over 70% of the overall production volume in 2023, and is forecasted to remain the largest region of steel production globally. China has been the global “steel center” since 1996 and produced approximately 54% of steel globally in 2023.

INDUSTRY OVERVIEW OF THE TARGET GROUP

The market size of China's overall steel transactions including both online and offline channels in terms of transaction volume increased from 1,493.1 million tons in 2018 to 1,654.2 million tons in 2023, and is expected to grow at a CAGR of 0.1% to 1,664.0 million tons in 2028 due to the restriction of steel production. To tackle environmental pollution and inefficient resource utilization, the Chinese government has recently implemented policies to restrict crude steel production and diminish overcapacity. The government regularly releases documents to ensure the steady progress of initiatives to reduce crude steel production, with the aim of reducing overcapacity in the steel industry and promoting high-quality development. This will create a more favorable business environment for industry participants in steel transactions. In April 2021, the NDRC and the MIIT announced their commitment to achieve a year-on-year reduction in national crude steel production for 2021. On October 13, 2021, the MIIT and Ministry of Ecology and Environment jointly issued Beijing-Tianjin-Hebei and Surrounding Areas in the Heating Season of 2021–2022 Steel Industry Peak Production Notice. The notice set a target to reduce the country's crude steel production by 25 million tons in 2021. In 2021, China's crude steel production decreased by nearly 30 million tons compared to the previous year, achieving the target of reducing crude steel output for that year. However, the Chinese government has not set any specific quantitative targets in reducing crude steel production in 2022 and 2023. In 2022, the NDRC, MIIT, the Ministry of Ecology and Environment, and the National Bureau of Statistics maintained their joint efforts nationwide to decrease crude steel production, ensuring a year-on-year decrease in 2022. In August 2023, the MIIT, along with multiple departments, released the “Work Plan for Stable Growth of the Steel Industry” (the “Plan”). The Plan clarifies the policy for steel industry growth in 2023 and 2024. The main goals are to maintain a dynamic balance between supply and demand in the steel industry in 2023, with steady growth in fixed asset investments leading to significant improvements in economic benefits. The main objective for 2024 is to optimize the industrial development environment and structure, improve the level of high-end, intelligent, and green industries. The actual crude steel production in 2023 remained level with that of 2022, and it is expected that crude steel production will enter a phase of stabilization. The major industries that have keen demand for steel products in China include real estate, infrastructure, mechanical equipment, and automotive industries.

Steel Transaction Market Size, China, 2018-2028E

Source: CIC analysis

Pain Points Faced by China’s Steel Industry Participants

Mismatch of supply and demand. Steel manufacturers normally produce in large-scale with regular production cycles, whereas channel and end buyers generally have limited demand for a single purchase with relatively lower order frequency, resulting in significant supply-demand mismatches on an individual product. Steel mills and manufacturers do not always have a direct relationship with end buyers to understand the real market demand on a SKU basis.

Inefficient procurement process. Traditionally, steel products normally go through layers of distribution intermediaries, including agents and distributors, before reaching the end buyers. This lengthy process leads to a low level of transparency in pricing and severe information asymmetry. Buyers need to use IM, call or even physically visit multiple sellers to find the optimal price. In order to mitigate price fluctuations, it is common for buyers to place multiple orders with one seller for one purchase. In addition, both sellers and buyers involved in the transaction have a high likelihood of defaulting on their contractual obligations due to the steel price volatility. The repetitious and often unreliable procurement process significantly undermines efficiency.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Massive SKUs and limited geographic reach. According to CIC, there are more than 3,500 types of steel and more than two million SKUs for steel products at present in China. However, a steel mill or manufacturer in a single region in China may only provide limited product types within that region, which may not satisfy local needs. Buyers often have to physically visit multiple vendors in order to select the right sellers.

Difficulty in arranging for logistics services. In the traditional steel industry, it is inconvenient and time-consuming for buyers to arrange for logistics services. Logistics companies are widely scattered across regions, and buyers typically need to negotiate with multiple service providers for a reasonable quote. There is severe information asymmetry between logistic capacities and transportation demand where carriers who have idle resources often have to wait for buyers to find them. Furthermore, buyers often lack sufficient resources to recover damage arising from transportation.

Low level of digitalization and standardization of steel transaction process. The vast majority of participants in the steel transactions industry, especially SMEs, are technologically unsophisticated and lack capacity to build a comprehensive IT infrastructure. Most of their operations and transactions are taking place offline, with low level of digitalization, standardization and data integration. Most data or transaction information is collected and compiled manually which is prone to inconsistencies and errors.

OVERVIEW OF CHINA’S STEEL DIGITAL SERVICE MARKET

Digitalization is the Solution to the Steel Industry Needs

Market participants within the steel industry in China have long been suffering from high operating costs and low procurement efficiency. Operating in this highly competitive market, these participants have imminent demand for cost reduction and efficiency improvement to maintain competitiveness, presenting significant opportunities for China’s digital platform providers to gain a foothold in the market.

Digital services in the steel industry primarily consist of (i) online transaction services, (ii) transaction support services, including logistics, warehousing and processing, and (iii) technology solutions, including data analytics and SaaS products.

According to CIC, the development and growth of steel digital platforms have been primarily driven by the following:

Strong demand for efficiency improvements. The traditional steel industry suffered from the pain points such as the low efficiency with multiple intermediaries involved, the opaque information access, and the lack of low-cost and efficient funding resources for both sellers and buyers. Steel sellers strive to improve their inventory and capital turnover rate while steel buyers seek quality services such as logistics, warehousing and funding alongside each steel transaction. As such, there are huge opportunities for transaction efficiency optimization and service quality improvement provided by integrated steel digital platforms.

Emerging technology development. The new generation of information technology has spearheaded new development trends for the steel transactions industry. For instance, data intelligence, cloud computing, Natural Language Processing and AI have been increasingly critical during the pre-sale stage for the digital platforms to handle tens of thousands of users’ inquiries and order placing timely, efficiently and reliably.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Favorable regulatory environment. Favorable policies have continuously been introduced to stimulate the digitalization of traditional steel industry, leading to a rapid development of digital platforms in the online steel transactions market. For example, in December 2020, the MIIT unveiled the “Industrial Internet Innovation and Development Action Plan (2021-2023)” to promote the innovative development of industrial internet from 2021 to 2023, aiming to speed up the construction of industrial internet infrastructure and advance the integrated development of industrialization and informatization at a larger scale and higher level.

Introduction of Steel Digital Service Platform

Steel digital service platform refers to an online platform empowered by technology and data intelligence to realize the collaborative development of various participants across the steel transaction value chain. Steel digital service platform transfers traditional offline steel purchase and sales needs to a more transparent and fast online transaction platform, and provides quick quotations with the assistance of a digital middle office and sales representatives to quickly complete the matching of purchases and sales needs. By doing so, it overcomes information asymmetry, improves transaction efficiency and transparency and reduces the risk of contract default in the industry through transferring offline steel transactions to an online scenario with the provision of an integrated suite of services such as warehousing and processing, logistics, big data analytics and SaaS products.

The following diagram illustrates the major functions of the steel digital service platform:

Source: CIC analysis

China’s steel digital service platforms can be divided into two major types, namely:

•	Direct sales model: Platforms operate under a direct sales model purchase products from steel manufacturers and sell the products directly to the buyers, earning profits through the difference between the purchase and sale price.

•	Digital platform model: In contrast to the direct sales model, platforms operate under a digital platform model primarily engage in online third-party transactions, and they do not take ownership of the steel products on the platforms, i.e steel product sellers offer steel products to buyers over the digital platforms. Moreover, platforms operate under a digital platform model tend to focus resources on the development of value-added digital tools and technology solutions for industry participants. Platforms operate under a digital platform model connect all participants within the steel transaction value chain through services and technology, and earn commission fees from the transactions they facilitate and the services they provide. Digital platforms are featured with more available SKUs, lower transaction risk and stronger digital intelligence capabilities. More importantly, given that platforms do not take ownership of the steel products, they are not subject to risks associated with material price fluctuations, and their scalability is not limited by capital investment. Therefore, they are better positioned to harness the power of platform effects and stabilize the gross profit margins. In the long-run, the larger the operations expand, the stronger bargaining power the platforms benefit from the scalability, enabling them to achieve higher gross profit margins.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Set forth below is a comparison between the two major types of steel digital service platforms:

Comparison of two major models of steel digital service platforms

The platforms operate under a digital platform model are better positioned to spearhead the digitalization of China's steel industry, primarily because digital platforms have the following major advantages:

Platform effect and scalability. Digital platforms empower the entire steel transaction value chain by connecting industry participants onto one platform, aggregating information which in turn improves transaction speed, reduces transaction costs and enhances overall efficiency for the industry. On the other hand, they can optimize their own capital consumption by focusing capital on the development of services. All of these contribute to digital platforms’ ability to replicate their business model across new industries, improve scalability, as well as their low-risk and rapid expansion. On this basis, digital platforms are well-positioned to attract and connect more buyers and sellers, thereby reinforcing their market leadership and fueling their further growth.

Low transaction risk. Unlike typical consumer products, with the nature of high unit price and numerous product specifications, the price of steel products fluctuates frequently due to market conditions. Given that under digital platform model, platforms themselves do not take ownership of the products, they are not subject to the risk of price fluctuations.

Comprehensive service offerings. The platforms operate under a digital platform model integrates resources across the supply chain via their digital platforms, providing comprehensive services including online steel transactions, logistics, warehousing and processing, SaaS and technology products.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Digital intelligence capability. Due to inherent scalability of digital platform, these platforms can process more transactions, capture multi-dimensional and real-time transactional data from diversified participants. Apart from the enhanced efficiency and visibility, as well as the reduced transaction costs, these platforms are in better position with big data insights and purpose-built AI to develop practical business management and optimisation tools for participants within the steel transactions industry, which drives deeper integration, higher platform usage and user stickiness.

China’s Online Steel Transactions Market

China’s online steel transactions refers to the steel transactions conducted via online transaction platforms. The market size of China’s online steel transactions in terms of sales volume increased from 97.5 million tons in 2018 to 264.8 million tons in 2023, and is expected to grow at a CAGR of 14.7% to 525.8 million tons in 2028. The market size of China’s online steel transactions in terms of GMV increased from RMB405.7 billion in 2018 to RMB1,079.5 billion in 2023, and is expected to grow further at a CAGR of 15.3% to RMB2,195.9 billion in 2028. The monetary value of online steel transactions in China is strongly correlated with the price of steel products. The market size of China's steel transactions in terms of transaction volume increased from 209.4 million tons in 2021 to 219.8 million tons in 2022, whereas the market size in terms of GMV decreased from RMB1,034.6 billion in 2021 to RMB995.8 billion in 2022. Such decrease was primarily attributable to the steel price increase in 2021 and the subsequent decrease in 2022. In 2021, driven by global economic recovery, increased external demand, limited production capacity of domestic steel products, and rising production and logistics costs, the price of steel products saw a significant increase. Steel prices fell in China significantly in 2022 and 2023 and reached RMB3,801 per ton in 2024, representing a decrease of 6.8% from 2023 primarily due to the oversupply of steel products as a result of the price hike in 2021. Despite the decrease in steel prices in 2023, China's online steel transactions experienced an increase in sales volume, rising from 219.8 million tons in 2022 to 264.8 million tons in 2023, while the online penetration rate of the steel transactions market increased from 17.5% in 2022 to 20.8% in 2023. Thus the market size of China’s steel transactions increased in terms of both transaction volume and GMV.

Set forth below are China's and global historical steel market prices:

Steel Market Price in China, 2018-2024

Source: Ministry of Commerce, CIC analysis

INDUSTRY OVERVIEW OF THE TARGET GROUP

Global Steel Market Price, 2018-2023

Source: Mysteel, CIC analysis

Due to the lack of comprehensive technology infrastructure for B2B transactions, the online penetration rate of China’s steel transactions market has been relatively low. With the continuous development and integration of the digital infrastructure with steel industry spearheaded by leading digital platforms, online steel transaction market penetration rate is expected to increase from 20.8% in 2023 to 40.6% in 2028, according to CIC, which implies significant market potential and growth. The online steel transaction market penetration rate is defined as the proportion of the volume of steel products transacted via online transaction platform to the total volume of steel products transacted through all distribution channels.

Online Transaction Market Size in the Steel Industry, China, 2018-2028E*

*	The market size of online steel transactions only covers the distribution sales market

Source: CIC analysis

INDUSTRY OVERVIEW OF THE TARGET GROUP

Online Third-Party Steel Transactions Market

Online third-party steel transactions refer to the steel transactions facilitated by online platforms, where online platforms provide a marketplace for sellers to sell steel products directly to buyers, rather than selling steel products themselves. The online third-party steel transactions market has experienced significant growth in the past, and is expected to grow at a CAGR of 19.2% from 119.4 million tons in 2023 to 286.9 million tons in 2028. The online third-party steel transactions market in terms of GMV is expected to grow at a CAGR of 19.7% from RMB486.9 billion in 2023 to RMB1,198.2 billion in 2028. The penetration rate of third-party online steel transactions reached 9.4% in 2023 and is expected to grow to 22.2% in 2028. The penetration rate is defined as the proportion of online third-party transaction volume to total volume of steel products transacted through all distribution channels. According to CIC, it is expected that an increasing number of small and medium-sized steel enterprises in the steel industry would resort to online steel transactions, due to the flexibility and convenience such platforms offer. Steel is a commodity with strong cyclical nature and significant price volatility. Online third-party steel transaction platforms offer various steel transaction and value-added services, enabling buyers to lock in steel prices in a timely manner and better control costs, especially for small and medium-sized steel enterprises with limited risk resistance and cash liquidity. In addition, online third-party steel transaction platforms are featured with more available SKUs, lower transaction risks, more comprehensive service offerings and stronger data intelligence capability. As a result, an increasing number of steel enterprises have already and are expected to turn to online third-party steel transaction platforms for their steel transactions, which is expected to further boost the penetration rate and future rapid growth of online third-party steel transactions.

Online Third-party Transaction Market Size in the Steel Industry, China, 2018-2028E*

*	The market size of online third-party steel transactions only covers the distribution sales market

Source: CIC analysis

China’s Steel Transaction Support Service Market

Transaction support services primarily include logistics, warehousing and processing services, and technology services, which are value-added services serving as important components within the steel transaction value chain. Under the trend of digitalization in the steel transactions industry, value-added services are expected to develop rapidly, according to CIC.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Logistics, Warehousing and Processing Services

Steel digital service platforms in China partner with third-party logistics, warehousing and processing service providers to fulfil transactions. At present, China’s steel logistics services market is still developing, which is characterized by high logistics costs, the lack of professional logistics service solutions and low degree of digitalization. To improve the efficiency of logistics, warehousing and processing services and reduce total transaction costs for buyers, leading digital service platforms are developing information systems that help buyers effectively identify and connect with service providers with sufficient capacities and suitable capabilities. In addition, leading steel digital service platforms are able to negotiate more favorable terms with service providers given significant transaction volume, creating further value for buyers. For example, advanced technologies may be used by leading digital service platforms to provide data analytics support, intelligent route optimization and smart fleet management.

Technology Solutions

Technology solutions in China’s steel transactions industry primarily include SaaS products with functions of transaction, enterprise resource planning (ERP) and customer relationship management (CRM), which are highly associated with the daily operations of industry participants. Currently, the majority of participants, such as the wholesalers, merchants, and logistics companies in the steel industry, still operate under a traditional transaction model underpinned by an under-developed IT infrastructure, and hence a low level of digitization in their operation and management. In particular, most SMEs lack the ability to build their own IT infrastructure. With the increasing digital transformation in the industry, technology solutions, in particular SaaS products, can help the companies realize cross-regional sales, precise operation and data-based management, which in turn increases their sales volume, reduce their labor costs and enhance their operational and managerial efficiency.

Future Trends of Steel Digital Service Platforms in China

The future trends of digital service platforms in China’s steel transactions industry will primarily focus on the following:

Deeper penetration of digitalization. The internet and digital technology used by the digital platforms are expected to strengthen the linkages among participants within the steel transactions industry, enabling logistics, information, capital and business flow in the supply chain to be more integrated and efficient. Participants in the steel transaction value chain will be able to form better analysis and prediction of overall trends of the industry, open up the information silos between different links, generate practical solutions to complex problems and create value across the value chain.

One-stop solution as the mainstream of the steel industry. By connecting various industry participants across the entire steel transaction value chain onto a single platform, the platform will be better positioned to offer diversified SKUs, convenience generated from the integrated and reliable services and customization options to meet buyers’ demand. Market-leading platform that provides one-stop integrated services, including logistics, warehousing, processing, technology solutions, big data analytics and other value-added services will gradually become the mainstream business model in the industry that redefines service standards, promotes transaction reliability and enhances overall efficiency.

Growing importance of digital infrastructure. An integrated digital infrastructure is critical to support the seamless operation of a full suite of services that addresses challenges in the labor-intensive and time-consuming traditional steel transactions. Established digital infrastructure allows participants to transact efficiently, gain access to useful sector resources such as big data and industry insights in real time, which drives efficiencies across the value chain. Such digital infrastructure is integral to enable platforms to provide a full suite of services in order to capture the opportunities arising from the demand of one-stop solution platforms.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Expansion into other industrial raw material sectors. As steel products share many commonalities with other industrial raw material products, such as a high degree of product standardization and high demand for synergies between pre- and post-transaction support services. The one-stop digital service platform serving the steel transactions industry can be easily replicated to other non-steel industrial raw materials markets.

China’s increasing global presence. Approximately 30% of the steel in Southeast Asia, the Middle East, Africa and Latin America is imported from China. China steel producers’ broadening penetration into other international markets present significant growth potential for the steel transactions industry.

COMPETITIVE LANDSCAPE OF CHINA’S STEEL DIGITAL SERVICE PLATFORM

The Target Company was the first to offer a one-stop and fully integrated suite of B2B services covering the entire value chain of the steel transactions in China, as measured by online steel transaction volume in 2023, according to CIC.

Source: CIC analysis

Notes:

(1)	Refer to online third-party steel transaction volume, representing transaction volume incurred by sellers offering steel products to buyers via an online transaction platform where the platform itself does not take ownership of the steel products.

(2)	Market share is measured by online third-party steel transaction volume (million tons) in 2023.

(3)	Transacting buyers refer to SME buyers who transacted at least once on the Target Company's transaction platform in 2023.

(4)	Company A, founded in 2008 and listed on NEEQ in 2015, is a B2B steel transaction e-commerce platform controlled by consortium led by a Chinese multinational conglomerate. Company A provides online steel transaction services and supply chain services including logistics and warehousing services.

(5)	Company B, founded in 2015, is a B2B steel transaction e-commerce platform established by a Shanghai-based state-owned steel enterprise. Company B provides services including online transaction, logistics, warehousing and processing.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Set forth below is the Target Company's ranking in the overall steel transactions market in China, including direct sales and third-party steel transactions, as measured by the total steel transaction volume in 2023:

Source: Annual report, CIC analysis

Notes:

(1)	Company C, founded in 2000 and listed on Shanghai Stock Exchange in 2000, is a subsidiary of a Chinese state-owned steel group based in Shanghai. Company C engages in production and the global distribution of steel.

(2)	Company D, founded in 1997 and listed on Shenzhen Stock Exchange in 1999, is a Chinese state-owned company based in Changsha. Company D engages in the smelting, manufacture and sale of iron, steel products as well as nonferrous metal products.

Set forth below are the fees charged by the Target Group for each of its major business lines compared to the respective industry averages:

INDUSTRY OVERVIEW OF THE TARGET GROUP

INDUSTRY OVERVIEW OF THE TARGET GROUP

Entry Barriers to Digital Service Platforms in The Steel Industry

Since the majority of the players in the steel industry have yet to pivot to digital service platforms, first movers are better positioned to take advantage of the following:

•	Deep industry know-how. Industry participants across the value chain have diverse demand, in terms of procurement, funding, logistics and technological upgrades. Only digital service platforms with deep industry insights and know-how on steel products and supply chain can better serve the needs of all participants by providing specific, structured and reliable solutions. It would be difficult for new entrants to acquire the experience and deep sector insights required to deliver similar service standards as the market leading digital service platforms.

•	High-quality seller resources. Sellers would prioritize cooperating with digital service platforms with broad buyer base, extensive distribution channel and mature supply chain management to expand sales channels and eliminate regional limitations that traditionally existed in the steel transactions industry. Thus, platforms with established brand name and developed network enjoy first-mover advantage in an established high-quality sellers with massive SKUs and service capabilities. New entrants may find it difficult to compete for premium seller resources.

•	Trust of buyers. Digital service platforms that are trusted by sellers, vendors, partners, and buyers are poised to rise above the competition. Buyer’s trust hence loyalty and stickiness are often driven by transparency as well as secured and seamless transaction experience provided by the platform. It takes much longer time for platforms lacking operation track record and industry experience to gain trust from buyers.

•	Premium ecosystem participants. Buyers of steel products often require a series of ancillary services, including logistics, supply chain technological support, to facilitate their steel transactions. The accessibility and quality of such services in turn improves buyers’ stickiness to the digital service platforms. Existing platforms are in a better position to attract, retain and engage premium ecosystem participants, such as logistic carriers and warehousing operators, given their well-established network effect.

•	More developed technological capabilities. Technological capability, which includes big data analytics, artificial intelligence, and cloud computing, is critical for digitalization. Platforms lacking strong technological capability will find it difficult to improve steel procurement efficiency, deliver superior experience, and facilitate transaction effectively.

FUTURE EXPANSION INTO NON-STEEL DIGITAL SERVICE PLATFORM

Potential Digital Transformation in China’s Non-Steel Industry

China’s non-steel industry has significant potential for digital transformation as the traditional non-steel industry is characterized by similar pain points to the steel industry such as numerous intermediaries in the transaction process, information asymmetry, lack of transparency and efficiency. The Chinese government has been advocating for digital transformation in industrial sector. For example, in December 2021, the State Council issued “The 14th Five-Year Plan for Development of Raw Materials Industry (2021-2025)”, jointly issued by MIIT, the Ministry of Science and Technology, and Ministry of Natural Resources, aiming to shape a new development pattern for China’s raw materials sector that features higher quality, better profitability and distribution, low carbon, and more security by 2025. This development plan emphasizes the importance of accelerating the development of the digital economy and promoting the upgrade of the industrial base and modernization of industry chains. Moreover, intense market rivalry forces industry participants to reduce costs and boost efficiency in order to achieve sustainable growth, and the industry is in need of digital transformation. Furthermore, the rapid development of technology and IT infrastructure, including cloud computing, IoT, artificial intelligence, big data, SaaS and others, provides strong foundation to enhance overall digitalization of the non-steel industry.

INDUSTRY OVERVIEW OF THE TARGET GROUP

Potential Expandable Markets

Industrial raw materials are basic materials that are used to produce goods and finished products, generate energy, or intermediate materials that are feedstock for future finished products. Here the industrial raw materials include productive materials and industrial bulk commodities but exclude textile raw materials and extractive raw materials such as crude oil and coal. According to CIC, the traditional raw materials industry is suffering from low efficiency and excessive costs, generating an urgent need for digital transformation. The massive industrial raw materials market and digital transformation are expected to provide significant growth opportunities for industrial digital service platform players, with the market size of China’s industrial raw materials expected to reach RMB21.4 trillion in 2028.

According to CIC, with the continuous digitalization upgrade and rich experience gained in the steel transactions industry, there is a high potential for steel digital service platforms to expand their service offerings into the following additional product categories:

•	Non-ferrous metal. Non-ferrous metal is a generic term for all metals except iron, chromium and manganese. Taking copper as an example, the commodity is highly standardized and the relevant industry has a solid foundation for digitalization. The non-ferrous metals market size in China is expected to rise to RMB3.1 trillion in 2028, with a CAGR of 6.6% from 2023 to 2028.

•	Electronic components. Electronic components, such as capacitors and resistors, are the elements of circuit. The market size of electronic component is expected to grow up to RMB3.2 trillion in 2028 with a CAGR of 5.3% from 2023 to 2028.

•	Wires and cables. Wires and cables are products that convey electricity, transmit information and realize electromagnetic energy conversion, which are widely used in various fields of the national economy. The market size of wires and cables is expected to reach to RMB2.3 trillion in 2028.

SOURCE OF INFORMATION

In connection with the De-SPAC Transaction, we have engaged CIC to conduct a detailed analysis and prepare an industry report on China’s steel industry. CIC is an independent market research and consulting company based in China that provides industry consulting services, commercial due diligence, and strategic consulting. We incurred a total of RMB1,180,000 in fees and expenses for the preparation of the CIC Report. The payment of such amount was not contingent upon the successful De-SPAC transaction or on the results of the CIC Report. Except for the CIC report, we did not commission any other industry report in connection with the De-SPAC transaction.

We have included certain information from the CIC Report in this circular because we believe such information facilitates an understanding of China’s steel digital service platform industry for potential investors. CIC conducts both primary and secondary research through various resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as the World Steel Association, China Import and Export Database, etc. The market projections in the CIC report are based on the following key assumptions: (i) economy and industrial development in global is likely to maintain a steady growth trend in the next decade; (ii) related industry key drivers are likely to drive the continuing growth of the China steel digital service industry, such as the intensifying industrial competition, strongly supportive industrial infrastructure and supportive government policies and regulations and (iii) there is no any extreme unforeseen circumstance or industry regulation in which the market may be affected dramatically or fundamentally.

CIC believes that the basic assumptions used in preparing the CIC Report, including those used to make future projections, are factual, correct and not misleading. CIC has independently analysed the information, but the accuracy of the conclusions of its review largely relies on the accuracy of the information collected. CIC research may be affected by the accuracy of these assumptions and the choice of these primary and secondary sources.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Set out below are summaries of certain aspects of laws and regulations which are relevant to the business and operations of the Target Group.

PRC LAWS AND REGULATIONS

Regulations Relating to Investment of Steel Industry

Pursuant to the Development Policy for the Iron and Steel Industry (《鋼鐵產業發展政策》), promulgated by the NDRC on July 8, 2005, steel production should adhere to the concept of sustainable development and the recycling economy, should enhance overall standards of environmental protection and resource utilisation, and should save energy and lower consumption. In order to guarantee the aforesaid requirements, the policy prescribes the standards for access to the iron and steel industry, both in terms of equipment level and technical and economic indicators, and existing enterprises shall endeavor to reach those standards by way of technical innovation.

According to the Decision of the State Council on Promulgating the Interim Provisions on Promoting Industrial Structure Adjustment for Implementation (《國務院關於發佈實施<促進產業結構調整暫行規定>的決定》) promulgated by the State Council on December 2, 2005, China has been urging the steel industry to develop towards those of large bases and of large scale. According to the Guiding Catalogue for Industry Restructuring (2024 Edition) (《產業結構調整指導目錄(2024年本)》), several steel industries, such as high-performance pipeline steels, have been listed as the industries under the government’s encouragement.

On November 15, 2021, the MIIT issued the 14th Five-Year Plan for Industrial Green Development (《「十四五」工業綠色發展規劃》), which implements a national action plan for reaching peak carbon by 2030, formulates specific implementing plans for reaching peak carbon in the industrial sectors and in key industries such as iron and steel, petrochemical and chemical, non-ferrous metals and building materials, and sets the roadmap and schedule for reaching peak carbon as a whole.

On December 21, 2021, the MIIT, Ministry of Science and Technology of the PRC and Ministry of Natural Resources of the PRC jointly issued the 14th Five-Year Plan for Development of Raw Materials Industry (《「十四五」原材料工業發展規劃》), aiming to shape a new development pattern for China’s raw materials sector that features higher quality, better profitability and distribution, low carbon, and more security by 2025. The plan also calls for efforts to promote a digital and green shift in the raw materials sector and to cultivate a group of leading enterprises with ecological dominance and core competencies in the industry chain in the industries of petrochemical, steel, non-ferrous metal, building materials etc.

On January 20, 2022, the MIIT, NDRC and Ministry of Ecology and Environment jointly issued the Guidelines on Promoting High-quality Development of Steel Industry (《關於促進鋼鐵工業高質量發展的指導意見》), which provides the main tasks for the high-quality development of steel industry include, among others, enhancing the innovative development capacity, optimizing the industrial layout and structure, promoting mergers and restructurings of enterprises, further advancing green and low-carbon development, developing intelligent manufacturing, improving the quality of supplies and increasing the level of opening up and cooperation.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in PRC are governed by the PRC Company Law (《中華人民共和國公司法》) which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, came into effect on July 1, 1994 and was last revised and came into effect on July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, i.e. limited liability companies and companies limited by shares. Each a limited liability company or a joint stock company is an enterprise legal person, and liable for its debts with all its assets. The PRC Company Law is also applicable to foreign-invested companies, except otherwise set out in any other regulations.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Pursuant to the Foreign Investment Law of the PRC (《中華人民共和國外商投資法》) (the “Foreign Investment Law”) promulgated by the National People’s Congress (the “NPC”) on March 15, 2019 and came into effect on January 1, 2020, the “Foreign Investment” refers to the investment activity directly or indirectly conducted by the foreign natural person, enterprise or other organization (hereinafter referred to as the “foreign investors”) within the territory of PRC, including the following circumstances: (i) a foreign investor establishes a foreign-invested enterprise within the territory of PRC, independently or jointly with any other investor; (ii) a foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of PRC; (iii) a foreign investor makes investment to initiate a new project within the territory of PRC, independently or jointly with any other investor; and (iv) a foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council of the PRC (the “State Council”). The state applies the administrative system of pre-establishment national treatment plus negative list to foreign investment. Foreign Investors shall not invest in any field prohibited by the Negative List and shall meet the investment conditions stipulated for any field restricted by the Negative List, while for foreign investments outside the Negative List, national treatment will be given. The business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the PRC Company Law, the Partnership Law of the PRC (《中華人民共和國合夥企業法》) and other laws. In conducting production and distribution activities, foreign-funded enterprises shall comply with the provisions of laws and administrative regulations pertaining to labor protection and social insurance, conduct taxation, accounting, foreign exchange, and other affairs according to laws, administrative regulations, and the relevant provisions issued by the state, and accept the supervisory inspection legally conducted by the appropriate departments.

The Implementing Regulation for the Foreign Investment Law of the PRC (《中華人民共和國外商投資法實施條例》), which was promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

The Measures on Reporting of Foreign Investment Information (《外商投資信息報告辦法》) was issued by the Ministry of Commerce of the PRC (the “MOFCOM”) and State Administration for Market Regulation (the “SAMR”) on December 30, 2019, which came into effect on January 1, 2020. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, the foreign investors or foreign-invested enterprises shall submit investment information to the competent commerce authorities pursuant to such measures.

Regulations Relating to Value-added Telecommunication Services

The Telecommunications Regulations of the PRC (《中華人民共和國電信條例》) (the “Telecommunications Regulations”) promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and the value-added telecommunications services (the “VATS”). According to the Catalogue of Telecommunications Business (《電信業務分類目錄》) attached to the Telecommunications Regulations, which was promulgated by the Ministry of Information Industry of the PRC (the “MII”, which is the predecessor of the MIIT) and last amended by MIIT on June 6, 2019, information services fall within the VATS.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (《外商投資准入特別管理措施(負面清單)(2024年版)》), which was promulgated by the NDRC and the MOFCOM jointly on September 6, 2024 and became effective on November 1, 2024 (the “Negative List”) and the Foreign Investment Law, foreign investors shall not invest in any of the prohibited fields specified in the Negative List and must comply with the specified requirements when investing in restricted fields as set out on the Negative List.

According to the Negative List, the foreign share ratio for value-add telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Moreover, foreign direct investment in telecommunications companies in China is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises (《外商投資電信企業管理規定》) (the “FITE Regulations”). The regulations require foreign invested value-added telecommunications enterprises in China to be established as sino-foreign equity joint ventures, where the foreign investors are prohibited from holding more than 50% of the equity interests of such enterprise, unless it is otherwise provided for by the state. The qualification requirements for the main foreign investor of a foreign-funded telecommunications enterprise are removed by the FITE Regulations.

The Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》) (the “Internet Measures”), which was promulgated by the State Council on September 25, 2000 and latest amended on December 6, 2024, took effect on January 20, 2025, set out guidelines on the provision of internet information services. The Internet Measures classified internet information services into commercial internet information services and non-commercial internet information services and an operator engaging in commercial internet information services must obtain a VATS License for internet information services from the appropriate telecommunications authorities.

Regulations Relating to Private Lending

According to the PRC Civil Code (《中華人民共和國民法典》), promulgated in May 2020 and effective on January 1, 2021, a loan contract is a contract whereby the borrower borrows a sum of money from the lender, and repays the borrowed money with interest thereon when the loan becomes due.

Article 61 of the General Lending Provisions (《貸款通則》) issued by the PBOC prohibits any financing arrangements or lending transactions between non-financial institutions. Further, pursuant to Article 73 of the General Lending Provisions, the PBOC may impose on the non-compliant lender a fine of one to five times the income received by the lender from such loans.

Notwithstanding the General Lending Provisions, in August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (《關於審理民間借貸案件適用法律若干問題的規定》), or the Private Lending Judicial Interpretation, was issued by the Supreme People’s Court and took effect in September 2015. The Private Lending Judicial Interpretation, as most recently revised on December 29, 2020, defines private lending as financing between and among individuals, legal entities and other organizations. According to Article 10 of the Private Lending Judicial Interpretation, the Supreme People’s Court shall acknowledge the validity of a private lending contract entered into by legal entities or unincorporated organizations for the purpose of production or operation, unless under circumstances specified by the relevant laws and regulations that would invalidate such contract.

In August 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues regarding the Application of Law in the Trial of Private Lending Cases (《最高人民法院關於修改<關於審理民間借貸案件適用法律若干問題的規定>的決定》), or the Judicial Interpretation Amendment, which was revised on January 1, 2021 and amended several provisions of the Private Lending Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the People’s Court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

As advised by the PRC Legal Advisor of the Target Company, since 2021 and up to the termination by August 2024, the businesses conducted by the Target Group under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement did not violate the applicable laws in the PRC, did not involve any money borrowing, and did not constitute an “engagement in lending business” under the General Lending Provisions considering that (i) under the bilateral FatCat Bai Tiao, the Target Group only granted extended payment terms to the eligible buyers based on their genuine purchases of goods or services from the Target Group; (ii) the bilateral FatCat Easy Procurement offered agency procurement services to the eligible buyers; (iii) the Target Group did not provide monetary funds to the users under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement. Furthermore, the Target Group did not participate in the fund flow process under trilateral FatCat Bai Tiao and trilateral FatCat Easy Procurement. Under the Bills Settlement, the Target Group solely received bills from buyers on the digital platform as a settlement method based on genuine transactions, and (iv) as confirmed by the Target Group, as of the date of this Circular, none of the Target Group entities have been notified by the government authorities that FatCat Bai Tiao, FatCat Easy Procurement or Bills Settlement shall constitute an “engagement in lending business”, and none of the PRC subsidiaries of the Target Group have been administratively investigated or penalized for the foregoing reasons.

The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

Regulations Relating to Micro-Lending Business

In May 2008, the Guiding Opinions on Micro-Lending Companies was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of micro-lending companies on a test basis. The establishment of a micro-lending company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a micro-lending company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a micro-lending company from financial institutions must not exceed 50% of the net capital of such micro-lending company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, micro-lending companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a micro-lending company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a micro-lending company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Micro-lending companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, micro-lending companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Micro-lending companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Based on this guidance, many provincial governments, including that of Shanghai Municipality, promulgated local implementing rules on the administration of micro-lending companies. In September 2021, Shanghai Municipal Local Financial Supervision Administration Bureau issued the Measures of the Shanghai Municipality on the Supervision and Administration of Micro-Lending Companies (《上海市小額貸款公司監督管理辦法》), imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the micro-lending companies. Pursuant to the Measures of the Shanghai Municipality on the Supervision and Administration of Micro-Lending Companies, for the establishment of a micro-lending company, the district financial work department shall propose its opinions, and upon approval of the municipal local financial regulatory authorities, afterwards, the micro-lending company may apply for registration with the market regulatory authorities.

In November 2017, the Office of the Special Rectification of Internet Financial Risks Working Leading Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Micro-Lending Companies (《關於立即暫停批設網絡小額貸款公司的通知》), requiring all relevant regulatory authorities of micro-lending companies to suspend the approval of the establishment of any online micro-lending companies and the approval of any micro-lending business conducted across provinces. Circular 141 further confirms to suspend the approval of the establishment of online micro-lending companies and the approval of any micro-lending business across provinces and enhances the regulation of online micro-lending companies by stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online micro-lending companies and the conduct of offline business of any micro-lending companies across provinces (districts or cities); (ii) online micro-lending companies must not extend loans to any borrowers without income, such as students; (iii) online micro-lending companies must suspend the funding of online micro-lending with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.

On December 8, 2017, the Office of the Special Rectification of P2P Online Lending Risks Working Leading Group promulgated the Implementation Plan of Specific Rectification for Risks in Micro-Lending Companies Conducting Online Micro-Lending Business (《小額貸款公司網絡小額貸款業務風險專項整治實施方案》), or Circular 56. Pursuant to Circular 56, “online micro-lending” is defined as micro-lending provided through the internet by online micro-lending companies. Circular 56 emphasizes several material aspects subject to inspection and rectification, which include but not limited to (i) online micro-lending companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online micro-lending companies that operate in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online micro-lending companies are in compliance with the applicable laws and regulations; (iii) whether the “integrated actual interest” (namely, the aggregated costs of borrowing charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online micro-lending with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether micro-lending companies cooperate with internet platform without website filing or telecommunications business license to provide online micro-lending, whether the online micro-lending companies outsource their core business (including the credit assessment and risk management), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online micro-lending business without relevant approval or license for lending business.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On September 7, 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Micro-Lending Companies (《關於加強小額貸款公司監督管理的通知》), or Circular 86. Circular 86 aims to regulate the operation of micro-lending companies, prevent and resolve relevant risks and promote the healthy growth of the micro-lending industry. Circular 86 provides the following requirements with respect to micro-lending companies, including. without limitation: (i) the financing balance of the micro-lending company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the micro-lending company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the micro-lending company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the micro-lending company; (iv) micro-lending companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by micro-lending companies before they are released to the borrowers, and if micro-lending companies have deducted any upfront fees in violation of relevant rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) micro-lending companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online micro-lending business; and (vi) the micro-lending companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

On November 2, 2020, the CBIRC and the PBOC published the Provisional Measures for the Administration of Online Micro-Lending Business (Draft), or Online Micro-Lending Draft, adding new requirements on online micro-lending business. In particular, the Online Micro-Lending Draft, among other things, strengthens the legal approval, license and access conditions of online micro-lending business. Pursuant to the Online Micro-Lending Draft, to the extent a micro-lending company engages in online micro-lending business, the said business shall mainly be carried out within the provincial-level administrative region to which its place of registration belongs, and shall be not operated beyond such region without the approval of the banking regulator under the State Council. The Online Micro-Lending Draft provides the following requirements with respect to micro-lending companies that engage in online micro-lending business, including, without limitation; the registered capital of a micro-lending company which engages in online micro-lending business shall not be less than RMB1 billion and shall be paid in lump-sum in the form of cash; the registered capital of a micro-lending company which engages in online micro-lending business across provincial level administrative regions shall not be less than RMB5 billion and shall be paid in lump-sum in the form of cash; and the capital contribution of a micro-lending company’s controlling shareholder shall not be higher than 35% of its net assets in the previous fiscal year. The Online Micro-Lending Draft also provides that the controlling shareholder of a micro-lending company which engages in online micro-lending business shall have a good financial position and be profitable consecutively in the last two fiscal years while having cumulative tax liabilities of not less than RMB12 million (as per the standard of consolidated accounting statement). In addition, according to the Online Micro-Lending Draft, an investor, its related parties and persons acting in concert shall not be the major shareholders of more than two micro-lending companies that engage in online micro-lending business across provincial level administrative regions, or hold controlling interests in more than one micro-lending company that engage in online micro-lending business across provincial-level administrative regions.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Directors of the Target Company are of the view that none of the businesses conducted by the Target Group under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement constituted a micro-lending business. As advised by the PRC Legal Advisor to the Target Company, none of the businesses conducted by the Target Group under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement would render the Target Group a micro-lending company under the Guiding Opinions on Micro-Lending Companies primarily because (i) the bilateral FatCat Bai Tiao is in essence “purchase on credit”, where the Target Group only granted extended payment terms to the eligible buyers based on their genuine purchases of goods or services from the Target Group and no monetary fund had ever been provided to the eligible buyers as lending. In steel product transactions facilitated by bilateral FatCat Bai Tiao, the Target Group charged sellers or eligible buyers, if they are key accounts, commission fees on a per ton basis, which were recorded as revenue from transaction services segment. In addition, the Target Group charged eligible buyers liquidated damages as a percentage of their total procurement values for the extended payment periods, which were recorded as revenue within the transaction support services segment. The Target Group did not recognize any interest or lending-related fees as revenue from such transactions; (ii) the Bilateral FatCat Easy Procurement was in essence “agent by agreement”, where the Target Group only provided steel products and services to the users, and the Target Group did not provide any monetary funding to the entrusting parties thereunder. Instead, the Target Group provided purchase agent services. The Target Group purchased steel products from upstream steel mills and took ownership of the steel products, before the users made the remaining payment to the Target Group; (iii) the Target Group did not participate in the fund flow process or provide lending under Trilateral FatCat Bai Tiao or Trilateral FatCat Easy Procurement and Bills Settlement; and (iv) the nature of the Bilateral FatCat Easy Procurement and the Trilateral FatCat Easy Procurement was agent by agreement of procurement rather than lending (a stand-alone legal relationship separate from the sale contracts).

Moreover, the Target Company, with the help of its PRC Legal Advisor, has obtained the regulatory assurance for all the subsidiaries engaged in the Bilateral FatCat Bai Tiao, the Trilateral FatCat Bai Tiao and the Bills Settlement during the Track Record Period confirming that such solutions did not constitute micro-lending services including local financial regulatory authorities of Shanghai, Qingdao, Chongqing, Ningbo and Xuzhou, respectively the competent authorities where the Target Group’s subsidiaries engaging in the relevant transaction settlement services are domiciled. The Target Company's PRC Legal Advisor is of the view that the regulatory authorities are the competent authorities to provide applicable regulatory assurances, on the basis that: (i) the relevant authorities are applicable financial administrative authorities where the Target Group’s subsidiaries engaging in the relevant transaction settlement services are domiciled; (ii) the responsibilities published on the official websites of the relevant governmental authorities suggest that they are responsible for the relevant issues we sought confirmations for; (iii) the phone consultations were conducted via hotline published on the official websites of applicable governmental authorities; (iv) their confirmations during the interviews/consultations that they are the competent divisions/authorities or the divisions/authorities regulating applicable local financial organizations; and (v) the interviewees were informed and aware of the Target Group’s relevant operations and business model during the interviews/consultations.

As for Bilateral FatCat Easy Procurement and Trilateral FatCat Easy Procurement, which were solely conducted by Zhaogang Netcom as confirmed by the Target Company, the PRC Legal Advisor to the Target Company is of the view that those businesses shall not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies, primarily on the following basis: (i) the nature of the Bilateral and Trilateral FatCat Easy Procurement was agent by agreement of procurement rather than lending, which is a stand alone legal relationship separate from the sale contracts; (ii) Financial Supervision and Services Section of Shanghai Jiading Economic Commission (上海嘉定區經濟委員會金融監管和服務科) (the “Jiading Financial Service Office”), the competent authority where Zhaogang Netcom is domiciled, confirmed that Zhaogang Netcom neither engaged in micro-lending services or other local financial business services, nor was approved or permitted to conduct such local financial businesses during the interview conducted by the PRC Legal Advisor to the Target Company; and (iii) during the Track Record Period and up to the date of this Circular, Zhaogang Netcom had never been notified by any applicable government authorities that the FatCat Easy Procurement it provided shall be deemed as micro-lending services or administratively penalized by applicable governmental authorities, on the basis of providing micro-lending services as of the date of this Circular. As advised by the PRC Legal Advisor to the Target Company, considering (i) the Jiading Financial Service Office is the financial administrative authorities where Zhaogang Netcom is domiciled; (ii) the responsibilities of Jiading Financial Service Office are the daily supervision of local financial organizations, including micro-lending companies, financing guarantee companies, pawnshops, financial leasing companies, commercial factoring companies, local asset management companies, etc. within the Jiading District, which are both published on the official websites; (iii) the interviewee during the interview confirmed that it was the competent authority regulating micro-lending companies; and (iv) the interviewee was informed and aware of Zhaogang Netcom’s relevant operation and business model during the interview, Jiading Financial Service Office is the competent authority to provide the regulatory assurance for the Target Company.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

Regulations Relating to the Business of Internet Finance and Cash Loan Business

In July 2015, the Guidelines on Promoting the Healthy Growth of Internet Finance (《關於促進互聯網金融健康發展的指導意見》), or the Fintech Guidelines, were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, and provide the definition of “online lending.” Online lending under the Fintech Guidelines includes peer-to-peer online lending, meaning the direct loans transacted through the internet between individual lenders and borrowers, and online micro-lending, meaning the small-sum loans transacted through the internet and offered by online micro-lending companies.

In April 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk (《互聯網金融風險專項整治工作實施方案》), which emphasizes the goal to ensure legitimacy and compliance of the internet finance service industry and specifies the rectification measures for non-compliance regarding the operations of internet finance business and by institutions engaged in the internet finance business.

In April 2017, the Office of the Special Rectification of P2P Online Lending Risks Working Leading Group issued the Notices on Conducting the Cleaning up and Regulating Activities of the Cash Loan Business (《關於開展“現金貸”業務活動清理整頓工作的通知》), or the Notices on Cash Loans. The Notices on Cash Loans require the local branches of the P2P Online Lending Working Leading Group to conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvements and remediation measures within a specific period of time to comply with the relevant requirements under the applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.

Notice on Regulating and Cleaning up the Cash Loan Business (《關於規範整頓“現金貸”業務的通知》), or Circular 141, issued by the Special Rectification of Internet Financial Risks Working Leading Group and the P2P Credit Risks Rectification Working Leading Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online micro-lending companies, P2P platforms and banking financial institutions. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court. The loan shall not be collected through violence, intimidation or insult. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Circular 141 further requires P2P lending information intermediaries not to outsource their core operations such as borrower information collection, borrower selection, credit evaluation and accounts opening. The banking financial institutions, in addition to observing the requirements set forth in the Interim Measures on Administration of Personal Loans issued by the CBRC in February 2010, shall also comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not outsourcing credit review and approval, risk management or other core operations in the provision of credit services to third-party collaborators; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any third party that does not have relevant qualifications to provide guarantees; (iii) making sure that the third party with which it cooperates will not charge any interests or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans. In addition, according to Circular 141, all the relevant local authorities should submit the regulation plan and monthly working progress to the Special Rectification of Internet Financial Risks Working Leading Group and the P2P Credit Risks Rectification Working Leading Group, which indicates gradual rectification for compliance with Circular 141 is allowed.

As advised by the PRC Legal Advisor of the Target Company, such businesses shall not be deemed as engaging cash loan business pursuant to Circular 141 considering that (i) under the bilateral FatCat Bai Tiao and bilateral FatCat Easy Procurement, the Target Group did not provide any monetary funding to the eligible buyers or the entrusting parties thereunder; (ii) the Target Group did not participate in the fund flow process or provide lending under trilateral FatCat Bai Tiao or trilateral FatCat Easy Procurement; (iii) under the Bills Settlement, the Target Group solely received bills from buyers on the digital platform as a settlement method based on genuine transactions and as confirmed by the Target Group, it did not provide monetary fund to the buyers thereunder; (iv) under the trilateral FatCat Bai Tiao, the eligible buyers applied for loans from financial institutions which did not fall into the category of peer-to-peer online lending under the Fintech Guidelines; and (v) as confirmed by the Target Group, (a) as of the date of this Circular, none of the Target Group entities have been notified by the government authorities that FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement shall be deemed as a peer to peer direct money borrowing, and none of the PRC subsidiaries of the Target Group have been administratively investigated or penalized for the foregoing reasons, and (b) the businesses conducted by the Target Group under FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement do not involve any peer to peer direct money borrowing under the Fintech Guidelines.

The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Online Lending Information Intermediaries

In August 2016, the CBRC, the MIIT, the MPS and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (《網絡借貸信息中介機構業務活動管理暫行辦法》), which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting lenders and borrowers. Pursuant to that, online lending information service providers must complete filing-based registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with relevant rules issued by competent telecommunication authorities and specify the “online lending information intermediary” in its business scope.

In accordance with these measures, the CBRC, the MIIT and the SAIC jointly issued the Circular on Printing and Distribution the Guidelines on the Filing-based Registration Administration of the Online Lending Information Intermediaries (《網絡借貸信息中介機構備案登記管理指引》) in October 2016, setting forth the rules on the filing-based administrative regime of online lending information intermediaries which requires local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdictions.

In November 2019, the Office of the Special Rectification of Internet Financial Risks Working Leading Group and the Office of the Special Rectification of Online Lending Risks Working Leading Group issued the Guiding Opinions on the Transformation of Online Lending Information Intermediaries into Pilot Micro-Lending Companies (《關於網絡借貸信息中介機構轉型為小額貸款公司試點的指導意見》), or the Circular 83. The Circular 83 allows qualified online lending information intermediaries to transform into micro-lending companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry. The online lending information intermediaries to be transformed must comply with certain requirements including strong shareholder backgrounds and a registered capital of no less than RMB50 million.

The nature of online lending information intermediaries is serving as a channel and it only exists in a trilateral or multilateral model. Therefore, the Bilateral FatCat Bai Tiao and the Bills Settlement did not constitute online lending information intermediary services as they were not trilateral or multilateral. The Target Company has obtained the regulatory assurance from certain local competent authorities where subsidiaries engaged in the Bilateral FatCat Bai Tiao and the Bills Settlement were domiciled for Bilateral FatCat Bai Tiao and the Bills Settlement confirming that such solutions do not constitute online lending information intermediary services. Although the Target Company had not obtained the regulatory assurances for each of the subsidiaries engaged in the Bilateral FatCat Bai Tiao and the Bills Settlement during the Track Record Period, considering (i) the businesses provided by those subsidiaries engaged in Bilateral FatCat Bai Tiao and the Bills Settlement during the Track Record Period which had not obtained specific regulatory assurance are substantially the same as that of the subsidiaries which had obtained regulatory assurances, (ii) whether the businesses conducted by the Target Group would constitute an online lending information intermediary service is determined by the nature of business operation, and in practice it is highly unlikely that different local competent authorities would take contrary views on the same nature of business operation, especially with respect to license requirements, and (iii) the principles of transparency, fairness, equitableness, and non-discrimination in the establishment and implementation of administrative licenses, the PRC Legal Advisor to the Target Company is of the view that the views of those regulatory authorities shall also apply to the Bilateral FatCat Bai Tiao and the Bills Settlement conducted by the Target Company's other subsidiaries engaged in Bilateral FatCat Bai Tiao and the Bills Settlement during the Track Record Period which had not obtained specific regulatory assurances.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Target Company, with the help of its PRC Legal Advisor, also obtained the regulatory assurances from (i) the Shanghai Local Financial Supervision Administration Bureau (上海市地方金融監督管理局) and Shanghai Administration Bureau of the State Financial Supervision Administration (國家金融監督管理總局上海監管局), the competent authorities where Zhaogang Netcom and Puhuida Technology are domiciled, and (ii) the Qingdao Local Financial Supervision Administration Bureau (青島市地方金融監督管理局), the competent authority where Qingdao Zhaogang Netcom E-commerce is domiciled. The Target Company's PRC Legal Advisor is of the view that the regulatory authorities are the competent authorities to provide applicable regulatory assurances, on the basis that: (i) the relevant authorities are applicable financial administrative authorities where the Target Group’s subsidiaries engaging in the relevant transaction settlement services are domiciled; (ii) the responsibilities published on the official websites of the relevant governmental authorities suggest that they are responsible for the relevant issues we sought confirmations for; (iii) the phone consultations were conducted via hotline published on the official websites of applicable governmental authorities; (iv) their confirmations during the interviews/consultations that they are the competent divisions/authorities or the divisions/authorities regulating applicable local financial organizations; and (v) the interviewees were informed and aware of the Target Group’s relevant operations and business model during the interviews/consultations. The Trilateral FatCat Bai Tiao provided by the other Target Company's subsidiary, Zhaogang (Shanghai) Metal Materials, which had not obtained the regulatory assurances for the Trilateral FatCat Bai Tiao, is substantially the same as that of Zhaogang Netcom, Puhuida Technology and Qingdao Zhaogang Netcom E-commerce. Whether the business conducted by the Target Group would constitute an online lending information intermediary service is determined by the nature of business operation, and in practice it is highly unlikely that different local competent authorities would take contrary views on the same nature of business operation, especially with respect to license requirements.

Therefore, based on the above and considering that (i) the nature of the loans received by the eligible buyers under the Trilateral FatCat Bai Tiao shall not fall into the category of the “online lending”. Pursuant to the Q&A from CBRC on the Provisional Measures of Online Lending Information Intermediaries in August 2016, the “online lending” under the Provisional Measures of Online Lending Information Intermediaries refers to lending or borrowing money online from individuals or business, rather than from a bank or other financial institutions. Under Trilateral FatCat Bai Tiao, the loans received by the eligible buyers were provided by financial institutions, and (ii) the principles of transparency, fairness, equitableness and non-discrimination are upheld in the establishment and implementation of administrative licenses, the PRC Legal Advisor to the Target Company is of the view that the views of those regulatory authorities shall also apply to the Trilateral FatCat Bai Tiao, conducted by the other subsidiaries engaged in Trilateral FatCat Bai Tiao, during the Track Record Period which had not obtained specific regulatory assurances. Moreover, none of the aforementioned subsidiaries had ever been notified by any government authorities that the Trilateral FatCat Bai Tiao shall be deemed as online lending information intermediary services or administratively penalized because of the provision of online lending information intermediary services as of the date of this Circular.

The Target Group has ceased to provide FatCat Bai Tiao and FatCat Easy Procurement and the underlying systems by August 2024.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Set out below are summaries of basis of inapplicability of Micro-Lending or Online Lending Information Intermediary Service Agency Business in respect to each of the Target Group’s Transaction Settlement Services before its termination in August 2024.

Transaction Settlement Services	Basis of inapplicability of Micro-Lending	Basis of inapplicability of Online Lending Information Intermediary Service Agency

Bilateral FatCat Bai Tiao

A micro-lending company refers to a company (a) engaging in “lending business”, i.e. lending money to third parties; and (b) the source of such lending (monetary fund) is mainly from its own capital (instead of deposits from the public). Under the Bilateral FatCat Bai Tiao, no monetary fund was provided to the eligible buyers as a loan. The Target Group only granted extended payment terms to the eligible buyers for their purchases of goods or services from the Target Group. The pre-requisite for the eligible buyers to use Bilateral FatCat Bai Tiao was the binding contractual relationships concluded from the sale contracts between the Target Group and the eligible buyers, and the extended payment term was one of the contractual elements thereunder. The nature of Bilateral FatCat Bai Tiao was a special agreement mutually agreed upon by the Target Group and the eligible buyers on the payment term in the sale contracts, reflecting the principle of voluntariness in the Civil Code of the People’s Republic of China.

The Target Company has obtained the regulatory assurance for all the subsidiaries engaged in the Bilateral FatCat Bai Tiao, during the Track Record Period confirming that Bilateral FatCat Bai Tiao did not constitute micro-lending services. For details, see “Regulations Relating to Micro-Lending Business.”

As of the date of this Circular, none of the subsidiaries engaged in Bilateral FatCat Bai Tiao was ever notified by any government authorities that the Bilateral FatCat Bai Tiao shall be deemed as micro-lending business or administratively penalized because of the provision of micro-lending services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that the Bilateral FatCat Bai Tiao provided by the Target Group does not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies.

Since online lending information intermediaries serve as the primary channels to facilitate the direct lending between borrowers and lenders (loan providers) pursuant to Provisional Measures of Online Lending Information Intermediaries, it only exists in a trilateral or multilateral model. Therefore, the Bilateral FatCat Bai Tiao did not constitute online lending information intermediary services.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Transaction Settlement Services	Basis of inapplicability of Micro-Lending	Basis of inapplicability of Online Lending Information Intermediary Service Agency

Trilateral FatCat Bai Tiao

The banks or other financial institutions directly provided credit loans to the eligible buyers. The Target Group did not participate in the fund flow, nor provided loans to the eligible buyers or the entrusting parties.

The Target Company has obtained the regulatory assurance for all the subsidiaries engaged in the Trilateral FatCat Bai Tiao, during the Track Record Period confirming that Trilateral FatCat Bai Tiao did not constitute micro-lending services. For details, see “Regulations Relating to Micro-Lending Business.”

As of the date of this Circular, none of the subsidiaries engaged in Trilateral FatCat Bai Tiao was ever notified by any government authorities that the Trilateral FatCat Bai Tiao shall be deemed as micro-lending business or administratively penalized because of the provision of micro-lending services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that the Trilateral FatCat Bai Tiao provided by the Target Group does not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies.

The eligible buyers using Trilateral FatCat Bai Tiao only applied for credit loans from certain banks or financial institutions. Pursuant to the Q&A from CBRC on the Provisional Measures of Online Lending Information Intermediaries in August 2016, the “online lending” under the Provisional Measures of Online Lending Information Intermediaries referred to lending or borrowing money online from individuals or business, rather than from a bank or other financial institutions. Under Trilateral FatCat Bai Tiao, the loans received by the eligible buyers were provided by financial institutions. Therefore, the nature of the loans received by the eligible buyers under the Trilateral FatCat Bai Tiao shall not fall into the category of “online lending” and the Target Group did not serve as an online lending information intermediary.

Moreover, the Target Company has obtained the regulatory assurance for almost all the subsidiaries engaged in the Trilateral FatCat Bai Tiao. For details, see “Regulations Relating to Online Lending Information Intermediaries.”

As of the date of this Circular, none of the subsidiaries engaged in Trilateral FatCat Bai Tiao was ever notified by any government authorities that the Trilateral FatCat Bai Tiao shall be deemed as online lending information intermediary services or administratively penalized because of the provision of online lending information intermediary service as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that the business conducted by the Target Group under the Trilateral FatCat Bai Tiao does not subject the Target Group as an online lending information intermediary service agency.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Transaction Settlement Services	Basis of inapplicability of Micro-Lending	Basis of inapplicability of Online Lending Information Intermediary Service Agency

Bilateral FatCat Easy Procurement

The Bilateral FatCat Easy Procurement was in essence “agent by agreement”, where the Target Group only provided steel products and services to the users, and the Target Group did not provide any monetary funding to the entrusting parties thereunder. Instead, the Target Group provided purchase agent services. The Target Group purchased steel products from upstream steel mills and took ownership of the steel products, before the users made the remaining payment to the Target Group.

Jiading Financial Service Office, the competent authority where Zhaogang Netcom is domiciled, has confirmed that Zhaogang Netcom was neither engaged in micro-lending services or other local financial business services, nor was it approved or permitted to conduct such local financial business.

As of the date of this Circular, none of the subsidiaries engaged in Bilateral FatCat Easy Procurement was ever notified by any government authorities that the Bilateral FatCat Easy Procurement shall be deemed as micro-lending business or administratively penalized because of the provision of micro-lending services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that the Bilateral FatCat Easy Procurement provided by the Target Group did not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies.

Since online lending information intermediaries serve as the primary channels to facilitate the direct lending between borrowers and lenders (loan providers), it only exists in a trilateral or multilateral model. Therefore, the Bilateral FatCat Easy Procurement did not constitute online lending information intermediary services.

Trilateral FatCat Easy Procurement

Under the Trilateral FatCat Easy Procurement, the Target Group does not participate in the fund flow process, nor provide loans to the eligible buyers or the entrusting parties.

Jiading Financial Service Office, the competent authority where Zhaogang Netcom is domiciled, has confirmed that Zhaogang Netcom was neither engaged in micro-lending services or other local financial business services, nor was it approved or permitted to conduct such local financial business.

As of the date of this Circular, none of the subsidiaries engaged in Trilateral FatCat Easy Procurement was ever notified by any government authorities that the Trilateral FatCat Easy Procurement shall be deemed as micro-lending business or administratively penalized because of the provision of micro-lending services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that the Trilateral FatCat Easy Procurement provided by the Target Group does not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies.

As discussed above regarding the Bilateral FatCat Easy Procurement, the nature of FatCat Easy Procurement between the entrusted parties and the entrusting parties was agent by agreement, instead of direct lending between borrowers and lenders.

As of the date of this Circular, none of the subsidiaries engaged in Trilateral FatCat Easy Procurement was ever notified by any government authorities that the Trilateral FatCat Easy Procurement shall be deemed as online lending information intermediary services or administratively penalized because of the provision of lending information intermediary services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that, although the Target Group served as a bridge linking the entrusted parties and the entrusting parties thereunder, it did not function as the information intermediary to facilitate the direct lending between borrowers and lenders (loan providers), nor did it constitute online lending information intermediary service agency.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Transaction Settlement Services	Basis of inapplicability of Micro-Lending	Basis of inapplicability of Online Lending Information Intermediary Service Agency

Bills Settlement

The Target Group accepts bills as one of the payment options for goods or services based on genuine transactions. When the registered users use bills to check out on the website and app operated by the Target Group, they do not obtain any monetary funds, which is substantially different from a typical credit loan or micro-lending service.

The Target Company has obtained the regulatory assurance for all the subsidiaries engaged in the Bills Settlement during the Track Record Period, confirming that accepting the bills (as a settlement method) in exchange for the goods or services in ordinary course of business is a commercial arrangement between the parties. For details, see “Regulations Relating to Micro-Lending Business.”

As of the date of this Circular, none of the subsidiaries engaged in Bills Settlement was ever notified by any government authorities that the Bills Settlement shall be deemed as micro-lending business or administratively penalized because of the provision of micro-lending services as of the date of this Circular.

In light of the above, the Target Company’s PRC Legal Advisor is of the view that Bills Settlement provided by the Target Group does not constitute micro-lending services under the Guiding Opinions on Micro-Lending Companies.

Since online lending information intermediaries serve as the primary channels to facilitate the direct lending between borrowers and lenders (loan providers), it is only applicable for a trilateral or multilateral model. Therefore, the Bills Settlement does not constitute online lending information intermediary services.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Financing Guarantee

In March 2010, seven government authorities, including the CBRC, the MOFCOM and the MOF, promulgated the Interim Administrative Measures for Financing Guarantee Companies (《融資性擔保公司管理暫行辦法》) which require an entity or individual to obtain a prior approval from the relevant government authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

In August 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies (《融資擔保公司監督管理條例》), which became effective on October 1, 2017. The Regulations on the Supervision and Administration of Financing Guarantee Companies define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Regulations on the Supervision and Administration of Financing Guarantee Companies also provide that the balance amount of outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

In April 2021, the Shanghai Municipal Financial Regulatory Bureau issued the Measures of Shanghai Municipality for the Supervision and Administration of Financing Guarantee Companies (《上海市融資擔保公司監督管理辦法》), which stipulate that financing guarantee refers to the act of providing guarantee by a guarantor for a guaranteed person’s borrowing of money, issuance of bonds, or other debt financing; financing guarantee companies refer to limited liability companies or joint stock companies legally established and operating financing guarantee business; and financing guarantee business includes loan guarantee business, issuance of bonds guarantee business, and other financing guarantee business.

In October 2019, nine government authorities including the CBIRC, the NDRC and the MIIT promulgated the Notice on Issuing the Supplementary Regulations on Supervision and Administration of Financing Guarantee Companies (《關於印發<融資擔保公司監督管理補充規定>的通知》), which require that institutions providing services of customer recommendation and credit assessment to various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without the approvals of relevant authorities. For the companies that do not have the relevant financing guarantee licenses but engage in the financing guarantee business, the regulatory authorities shall suspend such operations and cause these companies to properly settle the existing business contracts.

In July 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies (《融資擔保公司非現場監管規程》), or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continually analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the changes in the external business environment, the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas subject to off-site supervisions.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Administration (Draft for Comments) (《地方金融監督管理條例(徵求意見稿)》), which regulate all types of local financial organizations including financing guarantee companies. Pursuant to the Regulations on Local Financial Supervision and Administration (Draft for Comments), local financial organizations are required to operate business within the area approved by the local financial regulatory authority, and are not allowed to conduct business across provinces in principle. The rules for cross-province business carried out by local financial organizations shall be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provincial administrative regions to maintain compliance.

During the Track Record Period, Zhaogang Netcom and Puhuida Digital Technology (a subsidiary of Zhaogang Netcom) used to provide a deposit guarantee for a portion of Qualified Buyers, as requested by three of our cooperative banks under the trilateral FatCat Bai Tiao. Based on the following reasons, the PRC Legal Advisor to the Target Company is of the view that Zhaogang Netcom and Puhuida Digital Technology, as well as the other PRC subsidiaries of the Target Group, which as confirmed by the Target Company did not engage in similar arrangements as those of Zhaogang Netcom and Puhuida Digital Technology during the Track Record Period, did not violate the applicable laws and regulations relating to the provision of financing guarantee, including those in respect of the relevant license requirements during the Track Record Period:

(i)	With respect to whether the aforementioned arrangements might be deemed as “engagement of financing guarantee business” pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies (《融資擔保公司監督管理條例》), or the Financing Guarantee Regulations, and the Measures of Shanghai Municipality for the Supervision and Administration of Financing Guarantee Companies (《上海市融資擔保公司監督管理辦法》), the PRC Legal Advisor to the Target Company consulted with Jiading Financial Service Office, which is the competent authority as advised by the PRC Legal Advisor to the Target Company. Pursuant to the consultations with Jiading Financial Service Office on August 16, 2023 and on February 6, 2024, as well as the confirmation from the Jiading Financial Service Office on February 7, 2024, the Jiading Financial Service Office, which is responsible for the supervision and administration of financing guarantee companies and other local financing organizations within Jiading District, confirmed that Zhaogang Netcom was not a financing guarantee company which shall be subject to its proactive supervision and did not find any violations of relevant applicable laws and regulations relating to FatCat Bai Tiao, FatCat Easy Procurement and Bills Settlement provided by Zhaogang Netcom upon acknowledgment of Zhaogang Netcom's business arrangements including its deposit guarantee arrangements provided in the trilateral FatCat Bai Tiao. During the consultations, it further indicated that enterprises whose principal businesses are financing guarantee shall come to it and would be subject to its proactive administration. The revenues generated from such arrangements only constituted an insignificant portion to the total revenues of Zhaogang Netcom during the Track Record Period, and the principal business of Zhaogang Netcom is online steel commerce rather than financing guarantee.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

(ii)	With respect to whether the aforementioned arrangement might be deemed as “engagement of financing guarantee business” pursuant to the Financing Guarantee Regulations and the Measures of Shanghai Municipality for the Supervision and Administration of Financing Guarantee Companies (《上海市融資擔保公司監督管理辦法》), the PRC Legal Advisor to the Target Company also consulted with the Financial Service Office of Yangpu District, Shanghai (上海市楊浦區金融服務辦公室) (the “Yangpu Financial Service Office”), the competent authority where Puhuida Digital Technology is domiciled. Pursuant to the confirmation from Yangpu Financial Service Office, if the company (i) has such deposit guarantee arrangement solely for a commercial convenience purpose during the operation, (ii) has not made such deposit guarantee arrangement as a principal business, and (iii) has not carried out relevant promotional activities to the non-specific targets of the society, such company would not be fallen within its proactive administration. As confirmed by the Target Company, (i) Puhuida Digital Technology’s deposit guarantee arrangement was only conducted to maintain its good relationship with the financial institution for a commercial convenience purpose during the operation, (ii) the revenues generated from such deposit guarantee arrangement only constituted an insignificant portion to the total revenues of Puhuida Digital Technology during the Track Record Period and such deposit guarantee arrangement would not constitute its principal business, (iii) Puhuida Digital Technology had never carried out the promotion activities relating to such arrangement to the non-specific targets of the society, and (iv) Puhuida Digital Technology had terminated such deposit guarantee arrangement by the end of May 2023.

(iii)	As confirmed by the Target Company, during the Track Record Period, one cooperative bank under the trilateral FatCat Bai Tiao that required such deposit guarantee arrangement was provided deposit guarantee by an independent third-party licensed financing guarantee company, rather than Zhaogang Netcom or Puhuida Digital Technology. Under such arrangement, Zhaogang Netcom only provided deposit guarantee as a counter-guarantee to the third-party licensed financing guarantee company. As advised by the Target Company’s PRC Legal Advisor, a third-party providing financing guarantee company with a counter-guarantee is allowed under the Financing Guarantee Regulations. Therefore, the Target Company’s PRC Legal Advisor is of the view that Zhaogang Netcom’s provision of such counter-guarantee was not in violation of the applicable laws and regulations relating to the provision of financing guarantee, including those in respect of the relevant license requirements during the Track Record Period. Zhaogang Netcom had terminated such counter-guarantee arrangement by the end of August 2024, the Target Group has terminated all deposit guarantee arrangements as of the date of this Circular, and the Target Group has no plans to expand its deposit guarantee arrangements going forward.

(iv)	As confirmed by the Target Company, neither Zhaogang Netcom nor Puhuida Digital Technology had ever received any notification or been administratively investigated or penalised for violating any applicable laws or regulations relating to the provision of financing guarantees in the PRC, including those in respect of the relevant license requirements during the Track Record Period and as of the date of this Circular.

(v)	As confirmed by the Target Company, (i) none of the Target Company's PRC subsidiaries engaged in provision of financing guarantee during the Track Record Period, (ii) Zhaogang Netcom and Puhuida Digital Technology are the only two subsidiaries during the Track Record Period that provided deposit guarantee arrangements to the cooperative banks during the Track Record Period, and (iii) as of the date of this Circular, Zhaogang Netcom is the only subsidiary that provides the above mentioned counter-guarantee arrangement, and none of the other PRC subsidiaries of the Target Group has any similar counter-guarantee arrangements.

For the above regulations, being “Regulations Relating to Private Lending”, “Regulations Relating to Micro-Lending Business”, “Regulations Relating to the Business of Internet Finance and Cash Loan Business”, “Regulations Relating to Online Lending Information Intermediaries”, “Regulations Relating to Financing Guarantee”, (i) based on the analysis of the Target Company’s PRC Legal Advisor aforementioned, and (ii) to the best knowledge of the Directors of the Successor Group, neither the Target Company nor any of its subsidiaries had ever been notified by any regulatory authorities that it or any of its subsidiaries has been deemed as conducting any of the aforementioned business, the Directors of the Successor Group are in agreement with the views of its PRC Legal Advisor.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Joint Sponsors, with the assistance of their PRC legal advisor, have made relevant due diligence enquiries with the management of the Target Company and reviewed the opinions of the PRC Legal Advisor to the Target Company and the underlying legal analysis, and noted that the Joint Sponsors' PRC legal advisor is in agreement with the opinions and underlying legal analysis of the PRC Legal Advisor to the Target Company as stated above under “Regulations Relating to Private Lending”, “Regulations Relating to Micro-Lending Business”, “Regulations Relating to the Business of Internet Finance and Cash Loan Business”, “Regulations Relating to Online Lending Information Intermediaries” and“ Regulations Relating to Financing Guarantee”. Based on the foregoing, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubts on the views of the Successor Group's Directors and the Target Company's PRC Legal Advisor as stated above.

Regulations Relating to the Commercial Factoring

On June 27, 2012, the MOFCOM promulgated the Circular on Issues Related to Commercial Factoring Pilot Program (《關於商業保理試點有關工作的通知》) which came into effect on the same date. Pursuant to which, commercial factoring enterprises are allowed to be established in Tianjin Binhai New Area and Shanghai Pudong New Area. It further requires that: (1) the investor of a commercial factoring enterprise shall have the corresponding asset scale and financial strength to carry out factoring business and shall not make investment in virtue of any loans or entrusted funds; (2) an independent company should be established for commercial factoring, and companies are forbidden to engage in mixed operations, to conduct such financial activities as deposit taking and loan disbursement, or to exclusively engage in or be entrusted to carry out debt-collection business, or to engage in dunning business.

On October 9, 2012, the MOFCOM promulgated the Reply on the Implementation Plans for Commercial Factoring Pilot Program (《關於商業保理試點實施方案的覆函》) which came into effect on the same date. It stipulates that a commercial factoring enterprise shall meet the following conditions: (1) its registered capital shall not be lower than RMB50 million; (2) it shall have two or more senior executives with management experience in the financial area and without bad credit record; (3) the company’s foreign investors or affiliated entities shall have factoring performance and experience; (4) the name of a commercial factoring enterprise shall include “commercial factoring”; (5) the amount of its risk asset shall not exceed ten times of its net asset in conducting business; (6) it shall register each assignment of accounts receivable in the Registration and Publication System for Pledge with Accounts Receivable at the PBOC’s Credit Reference Center for the publication of the ownership of accounts receivable. According to the Decision of the Ministry of Commerce on Amending Some Rules and Regulatory Documents (《商務部關於修改部分規章和規範性文件的決定》) issued by the MOFCOM on October 28, 2015, the requirement that the registered capital of a commercial factoring enterprise shall not be lower than RMB50 million has been removed.

On May 8, 2018, the General Office of the MOFCOM issued the Notice on Matters Concerning Adjustments to the Responsibility to Regulate Finance Lease Companies, Commercial factoring enterprises and Pawnshops (《關於融資租賃公司、商業保理公司和典當行管理職責調整有關事宜的通知》) which came into effect on the same date. It stipulates that, with effect from April 20, 2018, the authority for developing the rules for business operation of commercial factoring enterprises and regulatory rules shall be transferred from the MOFCOM to the CBIRC.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On October 18, 2019, the General Office of the CBIRC promulgated the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises (《關於加強商業保理企業監督管理的通知》) (the “Circular 205”), which amended on June 21, 2021. Pursuant to Circular 205, a commercial factoring enterprise is prohibited from: (1) absorbing public deposits directly or in any disguised form; (2) borrowing funds through online lending information intermediary institutions, various local trading places, asset management institutions, private investment funds and other institutions; (3) borrowing funds from other commercial factoring enterprises or doing so in any disguised form; (4) disbursement of loans, or entrusted disbursement of loans; (5) engaging in the collection of accounts receivable or debts irrelevant to commercial factoring in a specialized manner or entrusted to conduct such activities; or (6) factoring financing based on any illegal underlying transaction contract, consignment contract, accounts receivable with disputable ownership, or a claim for payment arising from any bill or other negotiable securities; and (7) any other activities prohibited by the State. Commercial factoring enterprises are allowed to finance from banks and non-banking financial institutions, or through other channels like shareholders’ loans, issuance of bonds, and re-factoring. The sources of financing shall comply with the relevant laws and regulations of the PRC. Commercial factoring enterprise shall comply with the following regulatory requirements: (1) the accounts receivable transferred from the same debtor shall not exceed 50% of the total amount of its risk assets; (2) the accounts receivable transferred from its affiliates shall not exceed 40% of the total amount of its risk assets; (3) the factoring financing funds that have been overdue for 90 days shall be classified as non-performing assets; (4) the risk provision shall not be less than 1% of the balance of the financing factoring business; and (5) the risk assets shall not exceed 10 times of its net assets. Commercial factoring enterprises shall report to financial regulatory authority within 10 business days upon occurrence of the following matters: (1) a single affiliated transaction that accounts for 5% or more of its net assets; (2) a single debt that accounts for 10% or more of its net assets; (3) a single contingent liability that accounts for 20% or more of its net assets; (4) any major loss or compensatory liability that accounts for 10% or more of its net assets; and (5) any major pending litigation or arbitration. In addition, each financial regulatory authority shall: (1) coordinate with the administration for market regulation in strictly controlling the registration of commercial factoring enterprises before promulgation of the administrative measures for market access of commercial factoring enterprises. If the establishment of a new enterprise is necessary, the financial regulatory authority shall set up a consultation mechanism with the market supervision authorities. Any change in the place of registration of commercial factoring enterprises is under strict scrutiny. It is prohibited to change the place of registration to any of other provinces, autonomous regions, municipalities or cities specifically designated in the state plan; (2) strictly examine and verify the applications for any change of equity interest filed by the commercial factoring enterprises in the list of regulation, strengthen the examination of the backgrounds, investment intentions and sources of investment funds of new shareholders, and strictly prohibit new shareholders from investing in commercial factoring enterprises with non-self-owned funds such as debt funds and entrusted funds.

Pursuant to the Circular 205, the Notice of The Local Financial Supervision Administration of Guangdong Province on Further Organizing and Carrying out the Liquidation and Standardization Work of Commercial Factoring Industry (《廣東省地方金融監督管理局關於進一步組織開展商業保理行業清理規範工作的通知》) (the “Guangdong Supervision Notice”) and other applicable laws and regulations, only entities that had been included in the regulated list and satisfy relevant regulatory requirements, e.g. “commercial factoring (商業保理)” should be contained in the name of an entity and “factoring” should be included in the business scope of a concerned entity, may continue to engage in commercial factoring businesses.

With reference to the Regulation on Local Financial Supervision and Administration (Exposure Draft for Comments) (《地方金融監督管理條例(徵求意見稿)》) published by the People’s Bank of China in December 2021 and the Regulations on Local Financial Supervision and Administration of Guangdong Provinces (Draft for Comments) (《廣東省地方金融監督管理條例(徵求意見稿)》) published in March 2022, with regard to any violations of applicable regulations by establishing a local financial organization without approval, or engaging in the relevant local financial business or conducting such business in a disguised form, the enterprises shall be banned or ordered to suspend the operations, confiscated the illegal income and imposed fines. If illegal fund-raising is constituted, penalties shall be imposed in accordance with the relevant laws and administrative regulations on prevention and disposal of illegal fund-raising. If a crime is constituted, criminal liability shall be investigated in accordance with the laws.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

During the Track Record Period, the Target Group’s commercial factoring business was solely carried out by Shenzhen Gangyou, which had been ceased by end of August 2023, and none of the other Target Company's PRC subsidiaries had ever carried out similar commercial factoring business like that of Shenzhen Gangyou.

Shenzhen Gangyou was established in May 2018, whose authorized business scope in the business license included “factoring (保付代理)” since its establishment. In October 2019, the China Banking and Insurance Regulatory Commission promulgated Circular 205, among others, to clean up and regulate the existing commercial enterprise based on a classified regulatory mechanism. Guangdong Local Financial Supervision and Regulation Authority promulgated the Guangdong Supervision Notice in November 2019, and the Shenzhen Local Financial Supervision and Regulation Authority and the Shenzhen Qianhai Regulation Authority issued the Notice on Carrying Out the Liquidation and Standardization Work of Commercial Factoring Industry (《關於開展商業保理行業清理規範工作的通告》) (the “Shenzhen Supervision Notice”) in January 2020, respectively, to implement the requirements in Circular 205. Pursuant to the Guangdong Supervision Notice, the existing commercial factoring enterprises that satisfied specific qualifications would be included in the list of regulations and allowed to continue the operations, while the municipal competent financial authorities shall guide the benign exit of the enterprises that were not included in the list of regulation. During the Track Record Period, Shenzhen Gangyou had never been notified by any government authorities that it was included in the scope of supervision or in the regulated list of commercial factoring companies. However, the Guangdong Supervision Notice did not prescribe any explicit deadline for such exit, and the Shenzhen Supervision Notice states that the subjects to be cleaned up and regulated are enterprises registered in Shenzhen whose names contain the term “factoring (保理)”. During the Track Record Period and up to the date of this Circular, Shenzhen Gangyou has never received any notifications from or been administratively investigated or penalised by the relevant authorities with respect to its historical commercial factoring business during the Track Record Period. As confirmed by the Target Company, Shenzhen Gangyou had ceased its commercial factoring business and exited from the commercial factoring market to comply with the requirements by the end of August 2023. Revenues generated from the Target Group's commercial factoring business constitutes an insignificant portion of the total revenues of the Target Group during the Track Record Period.

Moreover, after the promulgation of Circular 205 and until Shenzhen Gangyou’s cessation of its commercial factoring business by the end of August 2023, none of Circular 205 or any other applicable effective laws and regulations explicitly prescribes any administrative penalties for such circumstance, i.e. existing commercial factoring enterprises which are not included in the list of regulation fail to terminate the commercial factoring business in a timely manner. Although the Regulation on Local Financial Supervision and Administration (Exposure Draft for Comments) (《地方金融監督管理條例(徵求意見稿)》) published by the People’s Bank of China and the Regulations on Local Financial Supervision and Administration of Guangdong Provinces (Draft for Comments) (《廣東省地方金融監督管理條例(徵求意見稿)》) had stipulated the relevant specific administrative penalties for violation of such regulations, these are only consultation papers and have not been implemented by the relevant PRC authorities by the end of August 2023 and therefore are not legally binding criteria.

In addition, according to the Target Company's PRC Legal Advisor's consultations with the official of the Supervision Department II of Shenzhen Local Financial Supervision Administration Bureau (深圳市地方金融監督管理局監管二處) on November 29, 2023 and December 1, 2023, which is competent to provide such view as confirmed by the PRC Legal Advisor to the Target Company, even an enterprise historically engaged in commercial factoring business, considering that (i) the name of such enterprise does not include the term “factoring (保理)”, (ii) the implementation of regulations and regulatory practice for commercial factoring business in the PRC were unclear in certain periods and later changed, and (iii) the fact that such enterprise had ceased such commercial factoring business, the regulatory authority would not take further actions against that enterprise other than ordering it to remove “factoring (保付代理)” out of the authorized business scope of such enterprise. Shenzhen Gangyou had ceased commercial factoring business by the end of August 2023 and had removed “factoring (保付代理)” from its business scope in December 2023. Therefore, Shenzhen Gangyou's previous engagement in commercial factoring business under the circumstance where relevant implementation of regulations and regulatory practice were unclear might be deemed as violation of the then effective laws and regulations by government authorities at their discretion.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Based on the above, the PRC Legal Advisor to the Target Company is of the view that the risk for Shenzhen Gangyou to be administratively penalized due to its commercial factoring business during the Track Record Period is remote, and except the risks for Shenzhen Gangyou to be administratively penalised for engaging in the commercial factoring business during the Track Record Period as mentioned above, none of the Target Company's other PRC subsidiaries was in violation of the applicable laws and regulations in relation to the commercial factoring business in the PRC or would be subject to other risks of being administrative penalized for engaging in the commercial factoring business during the Track Record Period. Based on the foregoing and relevant due diligence work conducted by the Joint Sponsors’ PRC Legal Advisor, nothing has come to the attention of the Joint Sponsors’ PRC Legal Advisor that would lead it to cast doubts on the view of the PRC Legal Advisor to the Target Company as stated above.

Regulations Relating to Transport Industry

According to the Road Transportation Regulations of the PRC (《中華人民共和國道路運輸條例》) promulgated by the State Council on April 30, 2004 and latest amended on July 20, 2023, and the Provisions on Administration of Road Freight Transportation and Stations/sites (《道路貨物運輸及站場管理規定》) issued by the Ministry of Transport of the PRC (the “MOT”) on June 16, 2005 and latest amended on November 10, 2023, individuals and institutions are required to obtain a Road Transport Business License (“道路運輸經營許可證”) issued by the local transportation authority to conduct road transportation business. Under the Road Transportation Regulations of the PRC, with regards to a company operating road transportation without the relevant license, the illegal gains (if more than RMB10,000) shall be confiscated and the company shall be fined by not less than one time but not more than five times of the amount of the illegal gains. In the case that no illegal gains or the illegal gains is less than RMB10,000, the company could be fined by RMB3,000 to RMB10,000 (in serious cases, RMB10,000 to RMB50,000).

On April 15, 2016, the State Council promulgated the Opinions of the General Office of the State Council on In-depth Implementation of the “Internet + Circulation” Action Plan (《國務院辦公廳關於深入實施“互聯網+流通”行動計劃的意見》), among which the pilot program in non-vehicle operating carriers for road freight transportation is first time raised and non-vehicle operating carriers within the scope of the pilot program is allowed to provide transportation service. On August 26, 2016, the MOT promulgated the Opinions of the General Office of the Ministry of Transport on Promoting the Pilot Reform and Accelerating the Innovative Development of Non-vehicle Operating Carrier Logistics (《交通運輸部辦公廳關於推進改革試點加快無車承運物流創新發展的意見》), according to which provincial transportation departments shall formulate and implement pilot implementation plans from October 2016 to November 2017.

Since November 2017, the MOT promulgated a series of regulations in relation to the operation of non-vehicle operating carriers, including the Notice of the General Office of the Ministry of Transport on Further Promoting the Pilot Program of Non-vehicle Operating Carriers (《交通運輸部辦公廳關於進一步做好無車承運人試點工作的通知》) on November 15, 2017 and the Notice of the General Office of the Ministry of Transport on Promoting Pilot Work for Non-vehicle Operating Carriers (《交通運輸部辦公廳關於深入推進無車承運人試點工作的通知》) on April 8, 2018. Later, on the basis of systematically summarizing the pilot work of non-vehicle operating carriers, on September 6, 2019, the MOT and the State Taxation Administration (the “SAT”), jointly issued the Interim Measures for Administration of Road Freight Transportation Operation on Online Platform (《網絡平台道路貨物運輸經營管理暫行辦法》) (the “Interim Measure of Digital Freight Transportation”) which took effect on January 1, 2020 with a validity period for two years, and, pursuant to which, “digital freight transportation” operation refers to the road freight transportation operation activities in which an operator integrates and allocates transportation resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Digital Freight Transportation, besides the Road Transportation Permit with the business scope of digital freight transportation, the operators of digital freight transportation business shall also meet the requirements on commercial internet information service pursuant to the Internet Measures. In addition, the operators of digital freight transportation business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the E-Commerce Law of the PRC (《中華人民共和國電子商務法》), the Law on the Administration of Tax Collection of the PRC (《中華人民共和國稅收徵收管理法》) and its implementing rules. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the Road Transport Business Licenses with the operating scope of digital freight transportation to qualified digital freight transportation operators. On December 31, 2021 and December 20, 2023, the MOT together with the SAT issued the Announcements on extending the validity period of the Interim Measures for Administration of Road Freight Transportation Operation on Online Platform (《關於延長<網絡平台道路貨物運輸經營管理暫行辦法>有效期的公告》) which in aggregate extend the validity period of the Interim Measure of Digital Freight Transportation to December 31, 2025.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On September 24, 2019, the MOT promulgated three guidelines on digital freight transportation, including the Service Guidelines on the Road Freight Transportation Operation on Online Platform (《網絡平台道路貨物運輸經營服務指南》), the Guidelines on the Construction of Provincial Digital Freight Information Monitoring System (《省級網絡貨運信息監測系統建設指南》) and the Access Guidelines on the Ministerial Digital Freight Information Interaction System (《部網絡貨運信息交互系統接入指南》), all of which came into effect at the same date. Among those, the Service Guidelines on the Road Freight Transportation Operation on Online Platform sets forth that digital freight transportation operators shall meet the requirements include: (i) obtaining the value-added telecommunication business operation licenses, (ii) complying with state’s requirements for graded protection of information system security, (iii) connecting to the provincial digital freight transportation information monitoring system, and (iv) equipped with features including information release, online transaction, full-process monitoring, online financial payment, consultation and complaint, query statistics and data retrieval.

According to Regulations of the People’s Republic of China on International Ocean Shipping (《中華人民共和國國際海運條例》) which was promulgated on December 11, 2001 by the State Council and last amended on July 20, 2023, and its implementing rules, i.e., Detailed Rules for the Implementation of the Regulations of the People’s Republic of China on International Maritime Transportation (《中華人民共和國國際海運條例實施細則》) promulgated on January 20, 2003 and last amended on November 10, 2023, the non-vessel shipping business refers to one of the international ocean shipping business operations that a non-vessel shipping operator accepts the cargo of the consignor as the consignee and takes the freight charges from the consignor by issuing its own bills of lading or other transport documents, but complete the shipment through other international shipping operators. Those who are engaged in non-vessel shipping business shall have applied for a Non-vessel Operations Common Carrier Business Registration Certificate, or the NVOCC (“無船承運業務經營資格登記證”) with the MOT. Pursuant to the Decision of the State Council to Cancel and Delegate to Lower-level Authorities a Group of Administrative Licensing Items (《國務院關於取消和下放一批行政許可事項的決定》) (Guo Fa [2019] No. 6) issued and implemented by the State Council on February 27, 2019 and the Announcement of the Ministry of Transport on Publishing In-process and Ex-post Regulatory Measures to Be Adopted After the cancelation of and the Delegation of Authority for Ten Transport Administrative Approval Items (《交通運輸部關於公佈十項交通運輸行政許可事項取消下放後事中事後監管措施的公告》) issued and implemented by the MOT on March 27, 2019, the State Council decided to cancel the examination and approval of NVOCC business and replaced it with recordation, and the relevant filing shall be implemented by the competent department of transportation at the provincial level. All transportation authorities at provincial level may use the unified process of the Ministry-level Waterway Transportation Construction Integrated Management Information System (部級水路運輸建設綜合管理信息系統) to handle relevant businesses such as filing.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

According to the Regulations for Administration of Domestic Waterway Transport of the PRC (《國內水路運輸管理條例》) promulgated by the State Council in October 2012 and came into effect in January 2013, and subsequently amended on February 6, 2016, March 1, 2017 and July 20, 2023, shipping agency, water passenger transportation agency and water freight transportation agency have been changed to a filing system with a dynamic supervision system and a market exit mechanism. The competent transportation department under the State Council and the department in charge of waterway transportation shall supervise and manage the waterway transport market in accordance with the law, impose penalties on illegal business activities in waterway transport and its ancillary businesses, and establish a system for managing the integrity of operators, which aims to announce to the public the status of supervision and inspection in a timely manner.

Pursuant to the Provisions on the Administration of the Ancillary Business for Domestic Water Transport (《國內水路運輸輔助業管理規定》) promulgated by MOT on January 2, 2014 and effective on March 1, 2014, a legal entity who engages in the vessel agency and agency for water transport of cargo shall, within 15 business days from the date of its establishment, make a filing with the competent water transportation authority.

Regulations Relating to Foreign Trade and Customs

The Foreign Trade Law of the PRC (《中華人民共和國對外貿易法》) was initially promulgated on May 12, 1994 and later amended on April 6, 2004, November 7, 2016 and December 30, 2022, respectively by the SCNPC. According to the Foreign Trade Law of the PRC, goods and technologies could be imported and exported freely, unless otherwise specified in relevant laws or administrative regulations. To administer the import and export of goods, several regulations have also been promulgated including the Regulations on the Import and Export of Goods of the PRC (《中華人民共和國貨物進出口管理條例》) which was issued by State Council on December 10, 2001 and came into effect on January 1, 2002, and the Administrative Measures on License for Export of Goods (《貨物出口許可證管理辦法》) which was issued by the MOFCOM on June 7, 2008 and came into effect on July 1, 2008. Pursuant to the Catalogue of Goods Subject to Export License Administration (2024) (《出口許可證管理貨物目錄(2024年)》) jointly issued by MOFCOM and the General Administration of Customs of the PRC on December 29, 2023 and effected on January 1, 2024, the export of certain metal and products are subject to export licenses issued by the MOFCOM or competent local authorities.

Pursuant to the Customs Law of the PRC (《中華人民共和國海關法》) promulgated by the SCNPC on January 22, 1987 and respectively amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017 and April 29, 2021, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the customs. In addition, the consignor or consignee of the goods exported or imported (“進出口貨物收發貨人”) and the customs broker must file themselves for declaration activities at the Customs of the PRC. Pursuant to the Administrative Provisions of the Customs on the Filing of Customs Declaration Entities of the PRC (《中華人民共和國海關報關單位備案管理規定》) issued by the General Administration of Customs on November 19, 2021 and effected on January 1, 2022, customs declaration entities shall go through the applicable filing procedures with Customs of the PRC, and the consignor or consignee of imported and exported goods may complete the filing procedure with competent Customs authorities.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

According to the Law of the PRC on Import and Export Commodity Inspection (《中華人民共和國進出口商品檢驗法》) promulgated by the SCNPC in 1989 and amended respectively on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021 and its detailed rules, i.e. the Regulations for the Implementation of the Law of the PRC on Import and Export Commodity Inspection (《中華人民共和國進出口商品檢驗法實施條例》) promulgated on August 31, 2005 and amended respectively on July 18, 2013, February 6, 2016, March 1, 2017, March 2, 2019 and March 29, 2022, the import and export commodities that are subject to compulsory inspection listed in the catalog compiled by the General Administration of Customs shall be inspected by the commodity inspection authorities, and the import and export goods which are not subject to statutory inspection shall be inspected randomly. The aforesaid catalog has been periodically renewed by the General Administration of Customs and as of the Latest Practicable Date, the effective catalog is provided in the Announcement on Adjusting the Catalog of Import and Export Commodities Subject to Compulsory Inspection (《關於調整必須實施檢驗的進出口商品目錄的公告》), which was issued by the General Administration of Customs on August 30, 2022 and took effect on October 1, 2022. Consignees and consignors themselves or their entrusted agent shall apply for inspection to the commodity inspection authorities.

Regulations Relating to Cybersecurity, Data Security and Protection of Personal Information

Regulations Relating to Cybersecurity and Data Security

The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The PRC Cybersecurity Law (《中華人民共和國網絡安全法》), which was promulgated on November 7, 2016 and took effect on June 1, 2017, requires network operators, including internet information services providers among others, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The PRC Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Any violation of the provisions and requirements under the PRC Cybersecurity Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The PRC Data Security Law (《中華人民共和國數據安全法》) was promulgated on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. Violations of the PRC Data Security Law may subject the relevant entities or individuals to warning, fines, suspension of business for rectification, revocation of permits or business licenses, and/or even criminal liabilities. According to the PRC Data Security Law, the maximum monetary fine imposed on the breaching party is RMB10 million. Since it is relatively new, we could not assure you that we can always fully understand the PRC Data Security Law, its interpretation and implementation.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

For purposes of ensuring the security of the supply chain for critical information infrastructure and maintaining national security, on December 28, 2021, the CAC published the Measures for Cybersecurity Review (《網絡安全審查辦法》), which came into effect on February 15, 2022 simultaneously repealing the Measures for Cybersecurity Review implemented on June 1, 2020. The Measures for Cybersecurity Review has inserted the procedures for additional oversight of “foreign listing” in relation to cybersecurity. Online platform operators that possess the personal data of more than one million users must apply for a cybersecurity review by the Cybersecurity Review Office, if they plan listing of companies in foreign countries. In addition, the Measures for Cybersecurity Review specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by online platform operator that raise or may raise “national security” concerns are subject to strict cybersecurity review by Office of Cybersecurity Review established by the CAC. The Cybersecurity Review Office may voluntarily conduct cybersecurity review if it deems necessary. Pursuant to the Measures for Cybersecurity Review, any violation shall be punished in accordance with the PRC Cybersecurity Law and the PRC Data Security Law, the sanctions under which include, among others, government enforcement actions and investigations, fines, penalties, suspension of non-compliant operations. Based on the verbal anonymous consultation with the China Cybersecurity Review Technology and Certification Center (“CCRTCC”) through the contact information published on CCRTCC’s official website in April 2023, our PRC Legal Advisor is of the view that, the listing in Hong Kong is not deemed as a “foreign listing” under Article 7 of the Measures for Cybersecurity Review at the current stage. We are not required to file an application for cybersecurity review under Article 7 of the Measures for Cybersecurity Review with respect to the Listing.

As advised by the PRC Legal Advisor to the Target Company, CCRTCC is a competent authority on this consultation, considering it is entrusted by the Cybersecurity Review Office under the CAC to undertake specific duty execution and to set up a hotline for consultation regarding the cybersecurity review, according to the official announcement by the CAC.

The Joint Sponsors have sought advice from their PRC legal advisor (who has also attended the consultation with the CCRTCC and is in agreement with the PRC Legal Advisor to the Target Company that CCRTCC is a competent authority for consulting matters relating to cybersecurity review) on the understanding of Measures for Cybersecurity Review, whose understanding is consistent with the views of the PRC Legal Advisor to the Target Company as discussed above. On this basis, nothing has come to the Joint Sponsors' attention that would lead them to cast doubts on the views of the Directors of the Successor Company that the Measures for Cybersecurity Review would not have any material adverse impact on the Target Group's business operations and the Listing.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Cross-border Transfer of Data (《數據出境安全評估辦法》), which became effective on September 1, 2022 and specifies that any data processor providing important data and personal information collected and generated during operations within the PRC for overseas recipients and falling under any of the following circumstances, shall apply for the security assessment: (i) where the data processor provides important data for overseas recipients; (ii) where a critical information infrastructure operator or a data processor who has processed personal information of more than 1,000,000 individuals, provides personal information for overseas recipients; (iii) where a data processor who has provided personal information of 100,000 individuals cumulatively or sensitive personal information of 10,000 individuals cumulatively for overseas recipients since January 1 of the previous year, provides personal information for overseas recipients; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by national cyberspace administration authority. The data processor shall conduct a self-assessment of the risks on data cross-border transfer prior to the application for the security assessment. There is no cross-border data transfer involved during our daily business operations. Therefore, as advised by our PRC Legal Advisor, we do not need to apply security assessment of cross-border data transfer for our daily operations.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Furthermore, the Cyber Data Security Regulations was promulgated by the State Council on September 24, 2024 and came into effect on January 1, 2025. The Cyber Data Security Regulations reiterate the general regulations for data processing activities and rules of personal information protection, important data security protection, network data cross-border transfer management and internet platform service providers’ obligations. The Cyber Data Security Regulations stipulate that network data processors carrying out network data processing activities that affect or may affect national security shall conduct a national security review in accordance with relevant state regulations and do not include the contents related to cybersecurity review standards for listing abroad and in Hong Kong in the Draft Regulations, which was published on November 14, 2021.

On September 17, 2021, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services (《關於加強互聯網信息服務算法綜合治理的指導意見》), which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithm shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued Administrative Provisions on Algorithm Recommendation of Internet Information Services (《互聯網信息服務算法推薦管理規定》), which became effective from March 1, 2022 and clearly requires algorithm recommendation service providers: (i) not to use algorithms to block information, over-recommend; (ii) not to set up algorithm models such as inducing users to indulge, over-consumption; or (iii) not to use algorithms to implement unreasonable differential treatment on transaction prices or other transaction conditions.

During the Track Record Period and up to the Latest Practicable Date, we had not been and are not currently be subject to any investigations or enquiries in relation to cybersecurity.

Regulations Relating to Protection of Personal Information

Pursuant to Civil Code of the PRC (《中華人民共和國民法典》) (the “Civil Code”) that was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On August 20, 2021, the SCNPC issued the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), which took effect on November 1, 2021. The PRC Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (1) the individual’s consent has been obtained; (2) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (3) the processing is necessary to fulfill statutory duties and statutory obligations; (4) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (5) the personal information that has legally been made public by the relevant individual or otherwise is processed within a reasonable scope; (6) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (7) under any other circumstance as provided by any law or regulation. No organization or individual may illegally collect, use, process or transmit personal information, illegally buy or sell, provide or make personal information public, or engage in the processing of personal information that endangers the national security or public interests. In terms of cross-border transmission of personal information, pursuant to the PRC Personal Information Protection Law, a personal information processor, providing personal information to any party outside the territory of the PRC, shall notify individuals of the overseas recipient’s identity, contact information, processing purposes, processing methods, categories of personal information, the methods in which individuals exercise the rights over the overseas recipient, and other matters, and obtain individuals’ separate consent. Furthermore, critical information infrastructure operators and the personal information processors that process the personal information reaching or exceeding the threshold specified by the national cyberspace administration in terms of quantity shall store domestically the personal information collected and generated within the territory of the PRC. Where it is truly necessary to provide the information abroad, the security assessment organized by the national cyberspace administration shall be passed, unless otherwise regulated by laws, administrative regulations, or provisions issued by the national cyberspace administrative authorities. On the other hand, personal information processors shall themselves, on the basis of the purposes of the processing of personal information, processing methods, categories of personal information, the impacts on individuals, and potential security risks, among others, take necessary measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access to as well as the leakage, tampering or loss of personal information.

Under the Several Provisions on Regulating the Market Order of Internet Information Services (《規範互聯網信息服務市場秩序若干規定》) issued by the MIIT on December 29, 2011, without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “User Personal Information”), nor shall they provide User Personal Information to others, unless otherwise required by laws and administrative regulations. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information (《關於加強網絡信息保護的決定》) issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information (《電信和互聯網用戶個人信息保護規定》) issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites and/or even criminal liabilities. Furthermore, the Administrative Provisions on Mobile Internet Applications Information Services (《移動互聯網應用程序信息服務管理規定》), or the Mobile Internet Application Administrative Provisions strengthens the regulation of the mobile app information services. Pursuant to the Mobile Internet Application Administrative Provisions, owners or operators of mobile apps that provide information services are required to be responsible for personal information protection, observe the principles of legality, appropriateness, necessity and good faith, and comply with the relevant provisions.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App (《APP違法違規收集使用個人信息行為認定方法》), which provides guidance for the regulatory authorities to identify illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance thereof. Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (《常見類型移動互聯網應用程序必要個人信息範圍規定》), which was promulgated jointly by the CAC, the MIIT, the MPS and the SAMR on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an application’s basic functional services. Specifically, it refers to the personal information of the consumers, excluding the personal information of the suppliers. Any mobile internet application shall not refuse users to use its basic functional services on the ground that users disagree to provide unnecessary personal information.

The Administrative Provisions on the Account Information of Internet Users (《互聯網用戶賬號信息管理規定》), which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Pursuant to the Criminal Law of the PRC (《中華人民共和國刑法》) with the latest amendment by the SCNPC on December 29, 2023 and became effective on March 1, 2024, any internet service provider that fails to fulfill the obligations related to the internet information security administration as required by the applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty. Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院、公安部關於依法懲處侵害公民個人信息犯罪活動的通知》), issued on April 23, 2013, Article 253 of the Criminal Law of the PRC, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》), which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Regulations Relating to Leasing

We lease properties for some of our offices. Pursuant to the Law on Administration of Urban Real Estate (《城市房地產管理法》) which took effect in January 1995 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code (《中華人民共和國民法典》) which took effect on January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.

Regulations Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC (《中華人民共和國企業所得稅法》) (“Enterprise Income Tax Law”) which was latest amended on December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax of the PRC (《中華人民共和國企業所得稅法實施條例》) which were latest amended on December 6, 2024 and took effect on January 20, 2025, (collectively, the “EIT Law”). According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable to resident enterprises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

The EIT Law and its implementation rules, as well as the Law of the People’s Republic of China on the Administration of Tax Collection (《中華人民共和國稅收徵收管理法》) promulgated by the SCNPC and last amended on April 24, 2015, provide the rules of tax adjustment, which require the transactions between an enterprise and its related parties shall be made at arm’s length principle. Where transactions between an enterprise and its related parties fail to comply with the arm’s length principle and results in a reduction of the taxable income, the tax authorities shall have the right to make reasonable adjustments.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC (《中華人民共和國增值稅暫行條例》), which was promulgated by the State Council on December 13, 1993 and latest amended on November 19, 2017, and the Implementation Rules for the Implementation of the Provisional Regulations on Value-Added Tax of the PRC (《中華人民共和國增值稅暫行條例實施細則》), which was promulgated by the Ministry of Finance of the PRC (the “MOF”) on December 25, 1993 and latest as amended on October 28, 2011, and became effective on November 1, 2011, entities or individuals engaging in the services is required to pay a value-added tax (“VAT”). On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform (《關於深化增值稅改革有關政策的公告》) (“Announcement 39”), to reduce value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排》) which became effective on August 21, 2006, the withholding tax rate in respect to the payment of dividends by an enterprise in China mainland to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (《國家稅務總局關於執行稅收協定股息條款有關問題的通知》) which became effective on February 20, 2009, if the relevant PRC tax authorities determine, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties (《非居民納稅人享受稅收協定待遇管理辦法》) (“SAT Circular 60”), which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (國家稅務總局關於發佈《非居民納稅人享受協定待遇管理辦法》的公告) (the “SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

According to the Circular of the State Administration of Taxation on Several Issues regarding the “Beneficial Owner” in Tax Treaties (《國家稅務總局關於稅收協定中“受益所有人”有關問題的公告》) (“Circular 9”), which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Intellectual Property Rights

Copyright

Copyright in the PRC, including copyrighted computer software, is principally protected under the Copyright Law of the PRC (《中華人民共和國著作權法》) and its implementation rules. The SCNPC has promogulated the Copyright Law of the PRC on November 11, 2020 (the “New Copyright Law”) and the New Copyright Law came into force on June 1, 2021. Pursuant to the New Copyright Law, the term of protection for copyrighted computer software shall be 50 years and end on the thirty-first day of December of the fiftieth year from the date the software product was first published. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC and related rules and regulations, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Patent

The Patent Administrative Authorities of the State Council is responsible for administering patents in the PRC. According to the Patent Law of the PRC (Revised in 2020) (《中華人民共和國專利法》(2020年修訂)) promulgated by the SCNPC on October 17, 2020 and came into effect on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC (Revised in 2023) (《中華人民共和國專利法實施細則》(2023年修訂)) most recently amended on December 11, 2023 and took effect on January 20, 2024, there are three types of patents, “invention”, “utility” and “design”. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability.

Trademark

Trademarks are protected by the PRC Trademark Law (《中華人民共和國商標法》) promulgated by the SCNPC on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law (《中華人民共和國商標法實施條例》) promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten- year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Domain Name

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names (《互聯網域名管理辦法》) promulgated by MIIT on August 24, 2017 and taking into effect on November 1, 2017. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle, where the corresponding detailed rules for domain name registration stipulate otherwise, such provisions shall prevail.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC (《中華人民共和國外匯管理條例》) which was promulgated by the State Council on January 29, 1996 and was latest amended on August 5, 2008. Pursuant to these regulations and other PRC rules and regulations on currency conversion, Renminbi is freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China unless prior approval of the State Administration for Foreign Exchange of the PRC (the “SAFE”) or its local counterpart is obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《關於進一步簡化和改進直接投資外匯管理政策的通知》), according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (《關於改革外商投資企業外匯資本金結匯管理方式的通知》) (the “Circular 19”) which was last amended on March 23, 2023. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the discretionary foreign exchange settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying interenterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Circular of Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《關於進一步簡化和改進直接投資外匯管理政策的通知》) (the “SAFE Circular 13”) which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (《關於改革和規範資本項目結匯管理政策的通知》) (the “Circular 16”), was promulgated by SAFE on June 9, 2016 and was most recently amended on December 4, 2023. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (《國家外匯管理局關於進一步推進外匯管理改革完善真實合規性審核的通知》), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment (《國家外匯管理局關於進一步促進跨境貿易投資便利化的通知》), which was amended on December 4, 2023, pursuant to which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (《國家外匯管理局關於優化外匯管理支持涉外業務發展的通知》) (the “SAFE Circular 8”) promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations Relating to Labor

According to the Labor Law of the PRC (《中華人民共和國勞動法》) (the “Labor Law”), which was promulgated by the SCNPC in July 1994, effective on January 1, 1995, and most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Labor Contract Law of the PRC (《中華人民共和國勞動合同法》), which was promulgated by the SCNPC on June 29, 2007, effective on January 1, 2008, and most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law of the PRC (《中華人民共和國勞動合同法實施條例》), promulgated and became effective on September 18, 2008, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law of the PRC and the Implementation Regulations on Labor Contract Law of the PRC that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an unfixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching an agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law of the PRC and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law of the PRC. In addition, the Labor Contract Law of the PRC also imposes requirements on the use of dispatched workers. Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions. The Interim Provisions on Labor Dispatching (《勞務派遣暫行規定》), issued by the Ministry of Human Resources and Social Security of the People’s Republic of China, on January 24, 2014 and came into effect on March 1, 2014, requires the number of dispatched workers to not exceed 10% of the total number of employees.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC (《中華人民共和國社會保險法》) and the Interim Regulations on Levying Social Insurance Premiums (《社會保險費徵繳暫行條例》), an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund (《住房公積金管理條例》), an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), the SAT, the SAMR, the China Securities Regulatory Commission (the “CSRC”) and the SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”) which were effective on September 8, 2006 and amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On July 6, 2021, the General Office of the State Council, together with another regulatory authority, jointly promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities (《關於依法從嚴打擊證券違法活動的意見》), among which, it emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those joint stock companies will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, operating revenues or total profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (《關於境內企業境外發行上市備案管理安排的通知》), which, among others, clarifies that the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》) (the “Confidentiality Provisions”), which came into effect on March 31, 2023. The Confidentiality Provisions aim to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Pursuant to this Confidentiality Provisions, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Anti-Monopoly

The PRC Anti-monopoly Law (《中華人民共和國反壟斷法》) was promulgated by SCNPC on August 30, 2007, took effect on August 1, 2008 and was amended on June 24, 2022 and such amendment took effect on August 1, 2022, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council and it prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition. The revised Anti-monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being and enhances penalties for violation of the regulations regarding concentration of undertakings.

Monopoly Agreement

Competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, fixing the price of commodities for resale to third parties, among others, unless the agreement will satisfy the exemptions under the PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue from the previous year, or up to RMB5,000,000 if no sales revenue was made from the previous year, or up to RMB3,000,000 if the intended monopoly agreement has not been performed).

On March 10, 2023, the SAMR further issued the Provisions on the Prohibitions of Monopoly Agreements (《禁止壟斷協議規定》) which took effect on April 15, 2023 and supersedes the Interim Provisions on Prohibition of Monopoly Agreements (《禁止壟斷協議暫行規定》) issued by the SAMR.

Abuse of Dominant Market Position

A business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions (《禁止濫用市場支配地位行為規定》) which took effect on April 15, 2023 and supersedes the Interim Provisions on Prohibition of the Abuse of Market Dominance (《禁止濫用市場支配地位行為暫行規定》) issued by the SAMR.

Concentration of Undertakings

Where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (1) a merger of undertakings; (2) acquiring control over other undertakings by acquiring equities or assets; or (3) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to 10% of sales revenue from the previous year, or up to RMB5,000,000 if the concentration of undertakings does not have an effect of excluding or limiting competition.

Furthermore, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Platform Economy Sector (《關於平台經濟領域的反壟斷指南》), or the Anti-Monopoly Guidelines, aiming to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the Anti-Monopoly Guidelines, the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position. In addition, the factors including, among other things, based on the big data and algorithms, whether differentiated transaction prices or other transaction conditions are implemented for consumers with different payment ability, consumption preferences and usage habits, may be used to analyze whether there is a differentiated treatment, which is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition, etc.

On March 10, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings (《經營者集中審查規定》) which took effect on April 15, 2023 and supersedes the Interim Provisions on the Review of Concentrations of Undertakings (《經營者集中審查暫行規定》) issued by the SAMR.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulation for the Foreign Investment Law of the PRC. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign invested enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Online Trading

On January 26, 2014, the State Administration for Industry & Commerce (the “SAIC”) promulgated the Administrative Measures for Online Trading, or Online Trading Measures (《網絡交易管理辦法》), which became effective on March 15, 2014, to regulate all operating activities for products sale and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) (《網絡零售第三方平台交易規則制定程序規定(試行)》) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, online business operators are required to issue proof of purchase or service transaction record such as invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading (《網絡交易監督管理辦法》) (the “New Online Trading Measures”), which took effect on May 1, 2021, to replace the Administrative Measures for Online Trading (《網絡交易管理辦法》). The New Online Trading Measures further regulates and refines the e-commerce supervision system, including, but not limited to (i) clarifying the characteristics and responsibilities of e-commerce operators; (ii) refining the requirements of the collection and use of personal information, expressly stating that consumers cannot be forced directly or in any disguised manner to consent to the collection or use of personal information that is not directly related to the business activities by means of a general authorization, default authorization, bundling with other authorization, and discontinuing installation, etc., and clarifying the obligation of the e-commerce operators and their staff to keep the personal information collected confidential; (iii) strengthening the protection of consumer rights, for example, if e-commerce operators provide services with auto-renewable subscriptions, e-commerce operators shall remind the consumers in a conspicuous way five days before each automatic renewal and let the consumers make the decisions; and (iv) reinforcing the liabilities of e-commerce operators.

After the issuance of the New Online Trading Measures, the relevant governmental authorities have issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, the MOF, General Administration of Customs and the SAT issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports (《關於跨境電子商務零售進口稅收政策的通知》) on March 24, 2016, which became effective on April 8, 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

On August 31, 2018, the SCNPC promulgated the E-Commerce Law (《電子商務法》), effective on January 1, 2019, which aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department as required and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to penalties and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to penalties and fines up to RMB2,000,000.

Regulations Relating to Mobile Internet Applications Information Services

Mobile Internet applications (the “APPs”) and the Internet application store (the “APP Store”) are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (《移動互聯網應用程序信息服務管理規定》) (the “APP Provisions”), which was promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016 and was further amended on June 14, 2022. The APP Provisions sets forth the relevant requirements on the APP information service providers and the APP Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local APP information respectively.

The APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly fulfill their responsibilities of information security management, and perform the following duties such as: (1) verify identities with the registered users through mobile phone numbers etc.; (2) establish and improve the mechanism for user information security protection, follow the principles of “legality, appropriateness, necessity and good faith” in collection and use of personal information, expressly state the purpose, methods and scope of information collection, and obtain the users’ consent; (3) establish and improve the verification and management mechanism for the information content; adopt proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate, keep records and report to the competent department.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Regulations Relating to Consumer Protection and Product Quality

The Consumer Protection Law of the PRC (《中華人民共和國消費者權益保護法》) promulgated by SCNPC, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

The Product Quality Law (《產品質量法》) issued by SCNPC on February 22, 1993, which was last amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Internet Advertising

The SAMR is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations including the Advertisement Law of PRC (2021 Revision) (《中華人民共和國廣告法》(2021修訂)), promulgated by SCNPC on October 27, 1994 and latest amended on April 29, 2021, set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the SAMR or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Pursuant to the Administrative Measures for Internet Advertising (《互聯網廣告管理辦法》), promulgated by the SAMR on February 25, 2023 and effective as of May 1, 2023 to replace the Interim Measures for the Administration of Internet Advertisement (《互聯網廣告管理暫行辦法》) promulgated by the SAIC on July 4, 2016 and became effective as of September 1, 2016, advertising activities conducted by means of the Internet shall be in compliance with laws and regulations, on the basis of honesty, good faith, and fair competition. Internet advertisements which are required to undergo examination shall be released strictly in accordance with the contents which have passed examination, and shall not be edited, spliced or modified. An internet advertisement must be identifiable to the consumers. Paid ranking advertisements are required to be clearly distinguished from natural search results and prominently indicated as “advertisement”. The Administrative Measures for Internet Advertising also provides that internet advertisement publishers should not publish advertisements on vehicles or intelligence household electronic appliances without the users’ permission or request, and further strengthens the one-click-to-close requirement and prohibits advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors.

LAWS AND REGULATIONS IN UNITED ARAB EMIRATES

Herewith a summary of the principal laws and regulations of the UAE which are most relevant to Steel Searcher Middle East DMCC in the context of its ordinary course of trading.

Competition/Anti-Trust Laws: Federal Law No. 4 of 2012

Although Federal Law No. 4 of 2012 on the regulation of competition (the “Law”), took effect on February 23, 2013. On October 27, 2014, the Cabinet of the UAE (the “Cabinet”) adopted implementing regulations of the Law (Cabinet Decision No.37/2014, the “Implementing Regulations”).

Then, on April 25 and July 10, 2016, the Cabinet issued two more decisions (Cabinet Decision No. 13/2016 and Cabinet Decision No. 22/2016, the “Thresholds Regulations”) that set out the market share thresholds for the application of:

(i)	the de minimis exception (to the prohibition on restrictive agreements and abuse of dominant position); and

(ii)	merger control rules, as well as the criteria for identifying small and medium undertakings which are exempted from the Law. The Law applies to all undertakings active in the UAE and, consistently with the so-called “effects doctrine”, also to conduct occurring outside the UAE that may have an impact within the UAE (article 4) but subject to certain exceptions.

In particular, the Law does not apply to:

•	undertakings operating in certain sectors that are already subject to sector-specific regulations, including telecommunications, financial services, cultural activities, oil and gas, production and distribution of pharmaceuticals, postal services, production, distribution and transportation of electricity and water, sanitation and waste disposal services, land, sea and air transport;

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

•	federal or local government entities, undertakings owned or controlled by a federal or local government entity and undertakings whose conduct is carried out on the basis of a decision or authorization issued by a federal or local government entity (Cabinet Decision No. 13/2016 clarified that undertakings owned at least 50% by federal or Emirate governments will fall within this exemption); and

•	small and medium enterprises (“SMEs”). Cabinet Decision No. 22/2016 set out the criteria for an undertaking to be considered an SME, dividing undertakings into three defined sectors: trade; industry; and services.

For the trade and services sectors, an undertaking will be considered an SME if it has 200 or fewer employees and annual revenues that do not exceed AED 200 million (c. US$54.5 million) (Article 3 and Article 5 of Cabinet Decision No. 22/2016).

For industry enterprises, the thresholds are: 250 employees and AED 250 m (c. US$68 million) (Article 4 of Cabinet Decision No. 22/2016).

Restrictive Agreements

The Law prohibits agreements whose subject or aim is violating, reducing or preventing competition. Restrictive agreements include agreements fixing prices, rigging bids or auctions, prohibiting or limiting production, development, distribution, marketing or other investments, boycotting other undertakings, limiting the free flow of goods or services in a relevant market, allocating markets and/or customers, or precluding market entry (Article 5(1-2) of the Law).

The Law provides for a de minimis exception to the prohibition of restrictive agreements, where the combined market share of the parties to the relevant agreement does not exceed 10% of the total transactions in the concerned market. (Article 5(3) of the Law and Article 2 of Cabinet Decision No. 13/2016). However, this exception will not apply to serious infringements such as price fixing and market allocation (Article 5(3) of the Law).

Abuse Of Dominant Position

The Threshold Regulations set the market share threshold for establishing dominance at 40% of the total transactions in the concerned market (Article 3 of Cabinet Decision No. 13/2016).

Conduct that may amount to an abuse of dominant position as per Article 6 includes:

1.	Fixing or setting prices or conditions of resale of products or services, directly or indirectly.

2.	Selling products or performing services against a price that is lower than their actual costs thereby setting barriers of entry of other enterprises to the market, or their elimination therefrom, or their exposure to gross losses in a manner that hinders their business continuity.

3.	Unjustifiably discriminating between customers in similar contracts with regard to price of products or services or conditions of sale or purchase.

4.	Forcing any of its customers to refrain from dealing with a competing Enterprise.

5.	Partially or fully refraining from dealing in accordance with common trading conditions.

6.	Unjustified refusal to deal, through sale or purchase, with products and services, or limiting or hindering such dealing, thereby leading to imposing unrealistic prices thereto.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

7.	Tying the conclusion of sale, purchase, or service provision contracts to the acceptance of obligations concerning another product or service which are not related to the original dealing or contract by nature or in accordance with commercial usage.

8.	Knowingly publishing inaccurate information on products or prices thereof.

9.	Increasing or decreasing available volumes of a product to fictitiously create unreal deficit or surplus therein.

Individual Exemption

Undertakings may seek an individual exemption from application of Article 5 (banning restrictive agreements) and Article 6 (prohibiting abuse of a dominant position) of the Law, through notifying the relevant agreement or practice to the Department by means of the relevant notification form. This form is still to be issued.

Notification must be filed “in advance”. Along with the form, the applicant must also submit the articles of association and register of shareholders of the relevant companies, and an economic report, analyzing the positive impact on the market of the requested exemption.

The applicant may identify confidential information, if any, contained in the documents filed, and in this case must also submit a non-confidential summary (Article 7(1) of the Law; Articles 2 and 3(2) of the Implementing Regulations).

The Competition Department at the Ministry of Economy can also request third parties that may be affected by the requested exemption to submit their comments in this regard within 15 days from the request (the so-called “market test”) (Article 3(3) of the Implementing Regulations).

The Competition Department at the Ministry of Economy shall carry out an assessment of the requested exemption and submit a report to the Committee. Within 14 days from the receipt of the report, the Committee shall send its recommendation to the Minister, who will decide on the requested exemption (Article 3(1) and (4-6) of the Implementing Regulations).

An individual exemption can be granted if it is ascertained that the notified agreement or practice may have a pro-competitive effect, in terms of efficiency, economic development or benefits for consumers (Article 7(1) of the Law; Article 3(1)(b) of the implementing Regulations).

Merger Control

The Law and the Implementing Regulations require prior notification of “concentrations” which result in a merged entity holding a market share exceeding 40% and which may affect competition, in particular by creating a dominant position. (Article 4 of Cabinet Decision No. 13/2016).

Labour Law: Federal Law No. 33 of 2021 and Cabinet Resolution No. 1 of 2022

The UAE Labour Law, is a comprehensive law that regulates all aspects of labour relations between employers and employees. In its 74 articles, the law outlines everything such as employee entitlements, employment contracts, labor dispute settlement, disciplinary rules, and labor inspection, among others.

A summary of the main points with regards to probation, working hours, overtime payments and gratuity pay is included below.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Probation Period

Article 9 of the Labour Law stipulates that the period of probation can be for a maximum period of six months. An employee or the employer can terminate the employment contract at any time during, subject to the notice periods stated in Articles 9.1 and 9.4 of the Law, the probation period without the employer being liable to pay the end of service gratuity.

Working hours – Overtime Pay and Calculation

•	The maximum working hours for an adult employee is eight hours a day (48 hours a week). An employer may require its employees to work additional hours over the maximum working hours provided the hours do not exceed two (2) hours a day, unless the work is necessary to prevent the occurrence of a serious loss or accident or to mitigate its effects. The total workings hours must not exceed 144 hours every three (3) weeks.

•	Article 17.3 of the Labour Law, the travel time is not included in working hours unless the provisions of Article 15.1 of Cabinet Resolution No.1 of 2022 applies.

•	The Labour Law states that any hours worked more than ‘normal hours’ can be considered as overtime. The UAE Labour Law has set the number of working hours per week at 48 hours, and employers who compel workers to exceed this limit without paying them are violating labour rules. Article 17.1 of the Labour Law states that the ‘ordinary’ work-hours for an adult worker is eight hours per day, i.e., 48 hours a week. But, an employer has the right to ask the employee to work overtime, provided, the employee is paid accordingly for the number of excess hours worked.

•	Also, instead of the usual eight hours a day, an employer can ask employees to work nine hours on a given day in a week, but, this extra hour should be deducted from their work time on another day in the week.

•	After every five hours of consecutive work, an hour’s break is allowed every day (Article 18 of the Labour Law).

•	For workers involved in industries like trade, cafeterias, hotels, security and other jobs, the number of work hours may be increased to nine hours a day.

•	Sometimes, an employer can ask their employee to work on their weekly day off, in return for extra wages, but, they are not allowed to oblige them to work for two consecutive holidays (Article 19.5 of the Labour Law).

Overtime Payment

•	For additional work hours, the worker shall be paid a wage equivalent to the ordinary hourly wage, apart from 25 percent of the said wage. For instance, a worker earning Dh.100 an hour may be entitled to Dh.l25 every hour of overtime he/she works on a given work day (Article 19.2 of the Labour Law).

•	Article 19.3 of the Labour Law clarifies that if a worker works overtime between 9 pm to 4 am, he/she is eligible for an additional 50 percent of the said wage.

•	If the employee is required to work on a weekend, he shall be given a day off during the week as a substitution, or will be paid basic wage, in addition to basic wage, and at least fifty percent of that wage (Article 19.4 of the Labour Law).

Gratuity payment

•	Any employee, who completes one year or more in continuous service, shall be eligible to gratuity at the end of the service. Gratuity is calculated as per the Labour Law.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Commercial Companies Law, Federal Law No. 2 of 2015

Federal Law No. 32 of 2021 on Commercial Companies (the “New CCL”), substitutes in its entirety the previous Commercial Companies Law (UAE Federal Law No. 2 of 2015 on Commercial Companies, as amended) (the “Previous CCL”).

The New CCL, like the Previous CCL, sets out a list of instances where companies may be exempt from its application. These include the following:

•	Companies excluded by Federal Cabinet resolution;

•	Companies held in full by Federal or Local Government and any other companies held in full by such companies if a special provision to that effect is contained in the company’s Corporate Documents; and

•	Companies operating in certain oil, gas or power sectors in which the Federal or Local Government, directly or indirectly, holds twenty five percent (25%) if a special provision to that effect is contained in the company’s Corporate Documents.

The New CCL has retained the language in the previous CCL which provides that free zone companies are exempted from its application. However, if the laws of the free zone permit certain free zone companies to operate outside the relevant free zone (i.e. onshore), then the New CCL shall be applicable to such free zone companies.

The New CCL sets out that limited liability companies carrying out certain activities may, at the discretion of the local authorities (such as the Dubai Department of Economy and Tourism), be 100% owned by foreign nationals. However, for certain activities and in certain Emirates, at least 51% of the share capital of a limited liability company must be owned by UAE nationals, which notably in Dubai currently includes many financial and insurance activities.

The key provisions of the New CCL in relation to LLCs are:

Sole Shareholders

The maximum limit of shareholders remains at fifty, however, the New CCL permits a single natural or corporate person to incorporate “single shareholder” LLCs, subject to the ownership restrictions mentioned above.

Share pledges

The New CCL, similarly, to the previous CCL, expressly allows a shareholder to pledge its shares to another partner or a third party. Pledging shares means that the shareholder will offer its shares to a lender as collateral for a loan. Though the shares will be pledged to the lender, it is still owned by the shareholder unless he defaults on the loan.

Such pledge shall be made in accordance with the company’s Corporate Documents, be notarized and be registered in the commercial registrar of the relevant Department of Economy and Tourism (the “DET”). In practice, such share pledges are only able to be notarised when they are in favour of banks.

Pre-emption rights

The statutory pre-emption rights remain under the New CCL, which means a privilege extended to selected shareholders of the LLC that will give them the right to purchase additional shares in the LLC before the general public has the opportunity to do so.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

However, the New CCL provides that in the event of disagreement on the price between the shareholders, the pre-emption price will be determined by one or more financial experts (nominated by the competent authority on demand by the applicant for pre-emption).

Governance and managers

The management of LLCs can be undertaken by one or more managers as determined by the partners in the Corporate Documents. Under the New CCL, there is no maximum set for the number of managers.

Non-compete by managers

The New CCL provides that an existing manager of LLCs may not, without the consent of the company, undertake the management of a competitor or a company with objects similar to his current employer. Managers who fail to comply with this non-compete provision will be dismissed and required to compensate the company.

This provision is consistent with the reinforced duty of managers which is to act for the benefit of the company at all time.

Quorum and adjourned meetings

The quorum for general assemblies has been reduced from shareholders representing seventy-five percent (75%) to shareholders representing fifty percent (50%) of the share capital. If the quorum is not reached at a first meeting, a second meeting shall be called to be held within at least five (5) days, which shall be deemed valid irrespective of the number of attendees.

Valuation of shares for non-cash consideration

In the light of the New CCL, valuation of shares can be assessed in kind either by:

•	Agreement with all the shareholders, and subject to the approval of the DET; or

•	By an independent financial advisor approved by DET.

Under the New CCL, the onerous requirement for the shareholders to agree to a valuation of their shares in kind (i.e. non-cash consideration) remains, as such valuation has to be approved by the DET. Moreover, the New CCL does allow professional financial advisors to assist with such valuation.

Import Tariffs

Effective January 1, 2003, the United Arab Emirates (UAE) acceded to the Gulf Cooperation Council (GCC) Customs Union. The GCC consists of the UAE, Saudi Arabia, Kuwait, Bahrain, Qatar and Oman. The GCC Customs Union equalizes the duties paid upon entry of an item to any member state, regardless of the country of destination within the GCC. For example, an item imported into the UAE destined for the Saudi market is subject to the five (5) percent duty once it enters the UAE market. In theory, the trader needs not to pay customs duties again to take the item across the border into Saudi Arabia.

The customs duties for most items are calculated on Cost, Insurance, and Freight (CIF) value at the rate of five (5) percent. However, alcoholic products are assessed a fifty (50) percent duty, while tobacco products are assessed a hundred (100) percent customs duty. CIF value will normally be calculated by reference to the commercial invoices covering the related shipment, but customs is not bound to accept the figures shown therein and may set an estimated value on the goods, which shall be final, as far as duty is concerned.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The GCC Common Customs Law provides guidance on goods that are exempted from Customs duties. Each member provides its own list of exemptions. There are various restrictions on the import of alcohol, tobacco, firearms, and pork products.

Federal Law No. 24 of 2006 regarding consumer protection of consumers, including its executive regulation set out in Cabinet Resolution No. 10 of 2007 (Collectively, Consumer Protection Laws)

Under the Consumer Protection Law, a consumer guarantee is a right that a consumer automatically benefits from by virtue of purchasing goods or services for personal use.

Under the Consumer Protection Law, the consumer rights include the right to:

1.	to be provided an appropriate and safe environment when purchasing a good or receiving a service

2.	to obtain correct information about the goods they purchase, use or consume or the service they receive

3.	to be informed about their rights and obligations

4.	to have the right to choose the most appropriate product and service available in the market according to their wishes

5.	to obtain fair compensation for damages they suffer as a result of purchasing or using defective goods or receiving inadequate or unprofessional services.

There is no minimum safety threshold for a supplier under the Consumer protection Law. Furthermore, the Consumer Protection Law provides for remedies for defective products such as under Article 11 which requires the supplier to withdraw or recall certain products from the market.

The Consumer Protection Law grants powers to government authorities to protect consumers and enforce the product quality and safety regulations, including powers to:

1.	supervise the execution of the general policy for consumer protection;

2.	co-ordinate with the concerned authorities in the UAE to confront unfair commercial practices that harm the consumer;

3.	Co-ordinate and cooperating with the authorities concerned to spread awareness on the consumption of goods and services and to inform consumers of their rights and the means of claiming them;

4.	control price movements;

5.	Seek for the achievement of fair competition and combating monopoly;

6.	receive consumers’ complaints and adopt procedures in this regard or refer them to the competent authorities; and

7.	publish decisions and recommendations that contribute to increase consumer awareness.

Federal Law No. 5 of 1985 regarding Civil Transactions (Civil Code) as amended

The Civil Code provides that a sale is deemed to be concluded on the basis that the item sold is free of any defects except for those tolerated by custom. It is an implied condition of a contract that the item sold should be sound and free of any defects. Defects must be pre-existing, and affect the value of the item sold. The defect must also be unknown to the buyer, and the seller must not have contracted for an exemption from the liability for the defect.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Federal Law No. 8 of 2017 on Value Added Tax (VAT Law)

The UAE currently does not impose any personal income tax.

However, as of 1 January 2018, the VAT Law shall apply across the UAE. Businesses in the UAE must register for value added tax (VAT) when making taxable supplies in excess of the VAT registration threshold, currently at AED 375,000, (or approximately HK$800,000). Voluntary registration will also be made available for businesses making taxable supplies of AED 187,500 (or approximately HK$400,000) per annum. The standard rate of VAT in the UAE is five (5) per cent.

VAT is payable upon the earlier of (a) the invoice date; (b) the delivery or performance of the service; or (c) the date of payment. In relation to invoices, prices must include VAT. VAT invoices must include (a) the name and address of the seller; (b) the seller’s VAT number; (c) VAT invoice number; (d) date of invoice and supply (if different); (e) a description of the goods or services; (f) prices and quantities as applicable; (g) any discounts; and (h) VAT calculation and amount due.

Businesses will be able to recover input VAT in respect of exempt goods and services.

Federal Law No. 42 of 2022 on Corporate Tax (CT LAW)

On 9 December 2022, the UAE released the CT Law. The CT Law applies to Taxable Persons for financial years commencing on or after 1 June 2023.

A Free Zone Person that is a Qualifying Free Zone Person can benefit from a preferential Corporate Tax rate of 0% on their “Qualifying Income” only.

In order to be considered a Qualifying Free Zone Person, the Free Zone Person must:

•	maintain adequate substance in the UAE;

•	derive “Qualifying Income”;

•	not have made an election to be subject to Corporate Tax at the standard rates; and

•	comply with the transfer pricing requirements under the CT Law.

If a Qualifying Free Zone Person fails to meet any of the conditions, or makes an election to be subject to the regular Corporate Tax regime, they will be subject to the standard rates of Corporate Tax from the beginning of the Tax Period where they failed to meet the conditions.

UAE Cabinet Decision No. 55 of 2023 read with Ministerial Decision No. 139 of 2023 Determining Qualifying Income for the Qualifying Free Zone Person:

The following constitute Qualifying Income of a Qualifying Free Zone Person (QFZP):

•	Income derived from transactions with another Free Zone Person (FZP), where such Free Zone Person is the ultimate beneficiary of the goods or service i.e. where there is no contractual liability or obligation to pass on such good or service to another Person.

•	Income derived from Non-Free Zone Persons (NFZP), in respect of Qualifying Activities, that are not Excluded Activities.

•	Other income within the de-minimis limits.

The following income shall not be a part of Qualifying Income:

•	Income attributable to a Domestic Permanent Establishment or a Foreign Permanent Establishment – will be computed as if such PE is a separate and independent Person and taxed at 9%, without basic exemption.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

•	Income attributable to ownership or exploitation of Immovable Property, as follows, to be taxed at 9%, without basic exemption.

•	Transactions with NFZP, in case of commercial property.

•	Transactions with any Person, in terms of non-commercial property.

Free Zones

There are more than 40 Free Zones operating in the UAE and they are located in Dubai, Sharjah, Abu Dhabi, Ajman, Fujairah, Um Al Quwain and Ras Al Khaimah. Each free zone is specifically created to promote certain sectors, such as healthcare, finance and information technology. Free Zone Companies can only engage in activities promoted by the relevant free zone and work inside that particular free zone. Each free zone works independently and strictly adheres to certain set of rules and regulations pertaining to that free zone. Whilst a Free Zone Company can be 100% owned by foreigners or non-UAE Entities, its disadvantages are (i) Free Zone Companies cannot directly trade outside the free zone to other areas of the UAE and (ii) Free Zone Companies can only engage in those business activities promoted by a particular free zone under which they were incorporated. Furthermore, according to UAE Ministerial Decision No. 377 of 2010, Free Zone Companies wholly-owned by foreigners together with their branches will not be able to obtain business licenses to conduct trading activities in the mainland UAE.

As advised by our UAE Legal Advisors, all of the free zones in the UAE share these common features:

1.	the business license of a free zone is only valid within a specific free zone and shall not extend to the mainland UAE, unless permitted by the regulator/licensing authority;

2.	Free Zone Companies must conduct all businesses or operations within that particular free zone under which they are licensed;

3.	if trading is permitted within a free zone, it is restricted to wholesale only; no retail sales is allowed;

4.	employees of Free Zone Companies may not work outside the free zone unless written approval was obtained from the relevant free zone authority and any other concerned authority having jurisdiction over such matters in the place where the employee intends to work; and

5.	if distribution in mainland UAE is allowed, Free Zone Companies shall appoint a licensed distributor and ensure compliance with rules, regulations and procedures of the Customs Authority.

Even though our Group can own 100% in a Free Zone Company, the aforementioned restrictions made it impossible for our Group to conduct business directly from the free zone in the mainland UAE.

Trading is done via appointed distributors in the UAE or as an office channelling trading directly from PRC with the UAE, earning only commissions from its PRC Parent Company.

LAWS AND REGULATIONS IN GHANA

Steel Searcher Manufacturing Limited, a steel manufacturing company (Steel Manufacturing) and Steel Searcher & Trading Company Limited, a steel trading company (Steel Trading) (together, the Ghanaian Subsidiaries and each a Ghanaian Subsidiary), are subject to the laws and regulations set out below.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Data Protection

The collection and processing of personal data (PD) is governed by the Data Protection Act of Ghana, 2012 (Act 843) (Data Protection Act). Under the Data Protection Act, PD is data about an individual who can be identified from the data or other information in the possession of (or likely to come into the possession of) a data controller.

Under the Data Protection Act, a data controller (person who determines the purpose and how PD is processed) is required to register with the Data Protection Commission (DPC). The registration is renewable every 2 years. A data controller must also comply with the following key data principles:

1.	ensuring that personal data is processed for a specific purpose which is clearly defined and lawful and is related to the functions or activity of the data subject;

2.	ensuring that personal data is processed for a necessary and relevant purpose;

3.	ensuring that personal data is processed with the prior consent of the data subject unless it is (i) for the purpose of a contract to which the data subject is a party, (ii) required by law, (iii) to protect a legitimate interest of the data subject, or (iv) to pursue the legitimate interest of the Ghanaian Subsidiary;

4.	ensuring that there is a mechanism for a data subject to object to the processing of personal data;

5.	ensuring that personal data is only collected from the data subject, unless (i) the data is already in the public domain or in a public record, (ii) the data subject has consented to the collection of data from another source, (iii) the collection from another source will not prejudice a legitimate interest of the data subject, (iv) it is necessary for compliance with law or protection of national security, (v) compliance would prejudice a lawful purpose for the collection, or (vi) compliance is not reasonably practicable;

6.	ensuring that personal data is not retained for a period longer than is necessary for the purpose for which it was collected and processed;

7.	ensuring that the integrity of personal data is secure by adopting and implementing appropriate security procedures to prevent loss or damage to unauthorised destruction, unlawful access or unauthorised processing;

8.	ensuring that any outsourcing of data processing is done by a written contract and subject to an obligation on such data processor to comply with the data protection principles;

9.	ensuring that any actual or suspected security breaches are notified to the DPC and the data subject within a reasonable period; and

10.	ensuring that there is a mechanism for a data subject to access and correct personal data.

Each Ghanaian Subsidiary is a data controller and must register with the DPC and comply with the above principles in the processing of PD. Where a Ghanaian Subsidiary fails to register and/or renew its registration with the DPC, it may be liable to to a maximum fine of GHS3,000 (approximately HK$2,080) and/or a term of up to a maximum of 2 years’ imprisonment. Where a Ghanian Subsidiary fails to comply with any of the data protection principles, a data subject who has suffered from damage or distress through the breach may be entitled to compensation from the Ghanaian Subsidiary. The Ghanaian Subsidiary may also be liable to a maximum fine of GHS1,800 (approximately HK$1,247) and/or a term of up to a maximum of a year’s imprisonment, if it fails to remedy a breach upon notification from the DPC.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Foreign Investment

Under the Ghana Investment Promotion Centre Act, 2013 (Act 865) (GIPC Act), non-Ghanaians may invest and participate in the operation of enterprises in Ghana. In the case of a joint venture with a Ghanaian, the non-Ghanaian may invest at least US$200,000 in foreign capital or its equivalent in capital goods by way of equity participation. The GIPC Act does not prescribe a maximum percentage of Ghanaian ownership in a joint venture enterprise, but the GIPC Act requires a minimum of a 10% Ghanaian shareholding in a joint venture. Where the enterprise is to be wholly owned by a foreigner, there must be an investment of foreign capital of at least US$500,000 or its equivalent in capital goods by way of equity capital. In the case of a trading enterprise involved only in purchasing and selling goods owned either wholly or partly by a non-Ghanaian, there must be an investment of foreign capital of at least US$1,000,000 by way of equity capital and the enterprise must additionally employ at least 20 Ghanaians.

The above minimum capital requirements do not apply to portfolio investments or enterprises established exclusively for export trading. Incentives granted under the GIPC Act include:

1.	an immigration quota limited to the amount of the paid-up capital of the company;

2.	personal remittances of wages through authorised dealer banks;

3.	free transferability of dividends and profits; and

4.	other special incentives that may be negotiated with the GIPC to promote certain identified industries.

Steel Manufacturing is required to satisfy the GIPC minimum capital requirement of US$500,000 and register with the GIPC because it is wholly owned by ZG Group. Steel Trading is required to satisfy the GIPC minimum capital requirement of US$1,000,000 and register with the GIPC because it is a trading enterprise and owned by ZG Group. The GIPC registration is subject to renewal every 2 years.

Where a Ghanaian Subsidiary is in breach of the requirement to register with the GIPC, it may be liable to fines ranging from GHS6,000 (approximately HK$4,157) to GHS12,000 (approximately HK$8,315). There is also an additional fine ranging from GHS300 (approximately HK$207) to GHS600 (approximately HK$415) for each day of default. The GIPC may also advise the Bank of Ghana to suspend any remittance by any company which has failed to register or renew its registration.

Foreign Exchange

Ghana operates a floating exchange rate system. The Foreign Exchange Act of Ghana, 2006 (Act 723) has abolished exchange controls at the transactional level.

However, payments between residents and non-residents must be done through licensed dealer banks. In addition, transfers must be accompanied with supporting documentation of the details of the transaction if such payments exceed US$10,000 per annum.

In spite of the above, the Bank of Ghana has the power to impose temporary exchange control measures in response to severe deteriorations in Ghana’s balance of payment. These measures may involve restricting the frequency with which foreign exchange sale and purchase transactions may be effected in Ghana, restricting payments between non-residents or residents and non-residents, restricting the transfer of foreign currency into or from the country, and restrictions on the acquisition, use and holding of foreign currency in Ghana. These measures cannot remain in force for more than 3 months without an extension by the Governor of the Bank of Ghana in consultation with the Minister of Finance.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Each Ghanaian Subsidiary is therefore permitted to make remittances and transfer dividends and profits offshore (through licensed dealer banks and appropriate supporting documentation).

Employment

Employer-employee relationships are primarily regulated by the 1992 Constitution of Ghana and the Labour Act of Ghana, 2003 (Act 651) (Labour Act). The employment of an employee by the Ghanaian Subsidiary beyond 6 months requires a contract of employment. A contract of employment may be terminated on any of the following grounds:

•	by mutual agreement between employer and employee;

•	on grounds of ill health or sexual harassment;

•	where the employee is found to be unfit on medical grounds; and

•	inability to work on grounds of proven misconduct, incompetence of a worker and sickness or accident.

Remuneration is based on the principle of equal work for equal pay. The statutory deductions are in respect of pension schemes as required by the National Pensions Act of Ghana, 2008 (Act 766) and income tax under the Income Tax Act of Ghana, 2015 (Act 896) (as amended) (the Income Tax Act).

Workers are not obliged to work for more than 40 hours each week and are entitled to rest period. Nursing mothers are entitled to 1 hour each day for nursing a child under 1 year old. Any form of child labour or forced labor is prohibited.

Employees have a right to join unions. Employers and unionised employees may enter collective bargaining agreements.

In the event of disputes, the first steps should be mediation and arbitration, and then lockouts and picketing. Every strike action organised outside the Labour Act is illegal.

Any arrangement or amalgamation that results in the severance of the relationship between the worker and the employer or diminution in the worker’s status, prior to the arrangement or amalgamation, entitles the worker to compensation known as redundancy pay.

Under the Immigration Act of Ghana, 2000 (Act 573), a work permit and a residence permit are required for a foreign national to engage in gainful employment in Ghana. Permits are obtainable from the Ghana Immigration Service (GIS). Assistance may be provided by the GIPC where the entity is registered with the GIPC.

Further, a company is required to notify the GIS about expatriate employees it engages and who cease to work for the company and file the required annual returns (no later than 14 days after the first day of January in each year) in respect of its expatriate employees.

Each Ghanaian Subsidiary has expatriate employees and is therefore required to comply with the above requirements. A failure to comply with these requirements may make the Ghanaian Subsidiary and/or its defaulting officers liable to fines and/or imprisonment.

Taxation

The Income Tax Act regulates income tax in Ghana. The Ghana Revenue Authority is the umbrella tax regulatory authority.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Income tax in Ghana is payable on income accruing in or deriving from Ghana. For non-residents, the tax is levied on income which has a source in Ghana. For non-residents with permanent establishments, tax is levied on income that is connected with the permanent establishment.

Value Added Tax of 15%, National Health Insurance Levy of 2.5%, GETFund Levy of 2.5% and Covid Levy of 1% are levied on the supply of goods and services in Ghana (other than exempt goods and services) and the importation of goods and the supply of any imported service (other than certain exempt goods and services). Growth & Sustainability Levy of 2.5% is also levied on the profit before tax of companies.

The following withholding tax is charged on payments made to non-residents and which have a source in Ghana:

Item	Rate

Dividends	8%
Interest	8%
Rent (residential)	8%
Rent (commercial)	15%
Royalties and natural resources	15%
Management and technical services fees	20%
Contract payments for supply of any services	20%

The following withholding tax rates apply to residents:

Item	Rate

Dividends	8%
Interest (excluding individuals and resident financial institutions)	8%
Rent (residential)	8%
Rent (commercial)	15%
Royalties and natural resources	15%
Supply of goods exceeding GHS2,000 (approximately HK$1,385)	3%
Supply of works exceeding GHS2,000 (approximately HK$1,385)	5%
Supply of services exceeding GHS2,000 (approximately HK$1,385)	7.5%

Health and Safety

The Factories, Offices and Shops Act of Ghana, 1970 (Act 328) (the Act) provides for the registration of factories, the health, welfare and safety of persons employed in factories, offices and shops and related matters.

Under the Act, the Ghanaian Subsidiary is required to register its factory with the Factories Inspectorate. A certificate issued upon registration expires on 31 December of the year in which it was issued and is subject to renewal.

Each Ghanaian Subsidiary must also notify the chief inspector of the Factories Inspectorate of any accidents or deaths, ensure that the factory and/or warehouse is properly ventilated, clean, well-lit and generally safe for its employees. The penalties for non compliance with the Act range from fines and imprisonment.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

The Fire Precaution (Premises) Regulations of Ghana, 2003 (L. I. 1724) requires companies to obtain a fire permit in respect of their business premises from the Ghana National Fire Service (GNFS). A breach of this requirement will make a company liable to fines. The GNFS inspects the premises, drawings of the premises and considers whether there is a safe and effective means of escape, adequate firefighting equipment and the fire direction and warning system is satisfactory before it issues a fire permit.

Each Ghanaian Subsidiary is required to obtain a fire certificate in respect of its premises from the GNFS. The fire certificate is valid for 12 months from the date of issue and is subject to renewal.

Local Assembly Requirements

Under the Local Governance Act of Ghana, 2016 (Act 936) and the relevant local government instruments, all metropolitan, municipal, and district assemblies are empowered to regulate, license and inspect any premises or land in or upon which any profession, occupation, trade or business is carried on. The assemblies are also authorised to impose various rates on businesses and persons, such as business operating levy and property levy, within their respective areas of operation.

Each Ghanaian Subsidiary is required to pay an annual business operating levy to the relevant metropolitan or district assembly within which it operates. Where a Ghanaian Subsidiary fails to comply with this requirement, the relevant local government authority is empowered to make a demand and subsequently close down its business premises until payment is effected by the Ghanaian Subsidiary.

Environmental Protection

Manufacturing operations in Ghana are subject to the Environmental Protection Agency Act of Ghana, 1994 (Act 490) and the Environmental Assessment Regulations of Ghana, 1999 (L.I. 1652) (EPA Regulations). The EPA Regulations consolidate all laws in relation to environmental protection and require all manufacturing companies to comply with the following requirements:

1.	register with, and obtain an environmental permit from, the Environmental Protection Agency of Ghana (EPA), for the manufacturing business;

2.	submit an environmental report to the EPA annually; and

3.	submit an environmental management plan to the EPA every 3 years.

Steel Manufacturing is required to comply with the above requirements. A failure to comply with these requirements may make Steel Manufacturing liable to fines. The EPA also has wide powers including the power to shut down the operations of Steel Manufacturing if there is a breach of these requirements.

Quality Standards

The Ghana Standards Authority (GSA), empowered by the Ghana Standards Authority Act, 2022 (Act 1078) operates a product certification marks scheme in accordance with the Ghana Standards (Certification Mark) Rules, 1970 (L.I. 662) as amended (the Ghana Standards Certification Rules) which provides third party product certification services to companies and suppliers. Companies that conform to product and practice relevant standards are granted licences/certificates to use the Standard Mark (Certification Mark) on the products. The Certification Mark requires determination of conformity of products to Ghana standards through product sampling, testing and assessment of the factory quality management system. The product quality is continuously monitored through surveillance of the factory’s quality management system and testing of samples from the factory and open market.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Steel Manufacturing is required to use the Certification Mark for each of its products. The GSA has the power to seize its products in the event of non-compliance with the Ghana Standards Certification Rules.

LAWS AND REGULATIONS IN SOUTH KOREA

Laws and Regulations Relating to Importation

Anti-Dumping

Importation of any product into Korea at a price under its normal price and thereby causing or threatening to cause material injury to domestically produced products or creating material hindrance to the establishment of the domestic industry concerned shall be subject to anti-dumping duties, in addition to customs duties, pursuant to the Customs Act, Act on Special Cases of the Customs Act for the Implementation of Free Trade Agreements, Act on the Investigation of Unfair International Trade Practices and Remedy against Injury to Industry, and the rules and regulations promulgated thereunder.

The term “normal price” referred to above means the ordinary transaction price of the goods of the same kind consumed in the exporting country of the relevant goods. In the absence of such an ordinary transaction price, (1) the typical and comparable price from among the price of the goods of the same kind exported by the relevant exporting country to a third country or (2) the price that is an aggregate amount of the manufacturing cost and management expenses, the sale cost and the profit thereof at a reasonable level in the country of origin shall be deemed to be the normal price. Determination of “material injury” will be assessed pursuant to the Customs Act.

An anti-dumping complaint shall be filed with the Ministry of Economy and Finance of Korea (the “MOEF”). The MOEF will take charge in making an investigation on the comparison between normal price and selling price, and the Trade Committee (the “Trade Committee”) established pursuant to the Act on the Investigation of Unfair International Trade Practices and Remedy against Injury to Industry will be responsible in determining whether any injury has been sustained.

Import Tariff

Importation of general steel products is subject to value-added tax at the rate of 10% of the sum of the dutiable value (being the price of the goods plus certain other costs, such as deliver costs, insurance costs, royalty fees) and import tariffs. Import tariff on general steel products is currently at a rate of 0% of taxable value. However, depending on additional functions and characteristics of the steel products, the goods in question may be categorized in a different customs category to that of general steel products and the import tariff may vary accordingly.

Marking of Origin

The Foreign Trade Act of Korea applies to matters concerning trade, and contains provisions relating to import and export of goods, etc. into and out of Korea, such as requiring exporters of certain designated strategic goods as specified by the Minister of Industry, Trade and Resources of Korea (the “MITR”) to obtain prior approval when having such strategic goods imported into Korea.

Pursuant to the Foreign Trade Act, those who intend to import goods that are designated by the MITR as goods requiring marking of origin, such as steel and other non-ferrous metal bars, are required to mark the country of origin for such goods. Under the Foreign Trade Act, it is prohibited to (i) falsely indicate or misrepresent the country of origin, (ii) alter or damage the labeling of origin, (iii) fail to indicate the country of origin for goods subject to the country of origin labeling, and (iv) engage in domestic trade of goods that fall under the aforementioned actions, violation of which could result in corrective orders from the MITR and/or fines of up to KRW300 million.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Laws and Regulations Relating to Product Liability

The Product Liability Act of Korea (the “PLA”) applies to a manufacturer, a process manufacturer or an importer of a product, or to any entity that identifies or represents itself as any of the foregoing by putting its name, business name, trademark or any distinguishing mark on a product (the “Manufacturer”). Under the PLA, product defects are presumed to be attributable to the Manufacturer (or, alternatively, a supplier, in certain situations where the Manufacturer cannot be identified), which is then liable for any direct or indirect injury or damage to life, body or property caused by the defective product. Where there are two or more entities liable under the PLA, the liability of those entities is joint and not several. Liability on the part of any one Manufacturer may be exempted where it can demonstrate any of the following: (i) the defective product was not supplied by it; (ii) the existence of the defect could not be identified considering the level of science or technology developed at the time it supplied the defective product; (iii) the defect is attributable to the Manufacturer’s compliance with legally prescribed standards at the time of supply; or (iv) the defect is attributable to a design or manufacturing instruction from another Manufacturer that used the product as a raw material or component. The statute of limitations for damages under the PLA is three years from the day on which the damage came to the knowledge of the damaged/injured party, or ten years from the day on which the defective product was supplied to the injured/damaged party (or ten years from the date an individual develops an illness owing to accumulation of substances in the body). The PLA will supersede any contractual terms purporting to limit the scope of liability under the statute, except that liability for property damage may be excluded by agreement on the part of an entity that uses the product for its own business. The Supreme Court of Korea had ruled that in a product liability case, when damages have been incurred and it is acknowledged that it could reasonably be foreseen that a suit would be filed in the jurisdiction where the damages have been incurred, the court of such jurisdiction shall have international jurisdiction over the case.

Laws and Regulations Relating to Foreign Exchange and Foreign Investment

Foreign Exchange

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations thereunder (the “Foreign Exchange Transaction Laws”), regulate foreign currency exchange and cross border transactions by or with companies domiciled in Korea, pursuant to which prior and post reporting obligations may be required for such transactions to or from Korea by the company on a case-by-case basis. Subject to certain limitations, the MOEF has the authority to take the following actions under the Foreign Exchange Transaction Laws for a period of up to six months, or longer under extraordinary circumstances:

•	if the Korean government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOEF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea, a foreign exchange equalization fund or certain other governmental agencies or financial institutions; and

•	if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the MOEF may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange equalization fund or certain other governmental agencies or financial institutions, in each case subject to certain limitations.

REGULATIONS APPLICABLE TO THE TARGET GROUP’S
BUSINESS AND OPERATIONS

Foreign Investment

Under the Foreign Investment Promotion Act of Korea, if an investment by a foreign investor in a Korean company qualifies as a “foreign direct investment” thereunder, the foreign investor must file a report of its investment to the Minister of Trade, Industry and Energy through the Korea Trade-Investment Promotion Agency or a designated foreign exchange bank in Korea before carrying out such investment in accordance with the Foreign Investment Promotion Act.

If an investment by a foreign investor in a Korean company qualifies as a foreign investment under the Foreign Investment Promotion Act, the foreign investor or the company must also complete a foreign-invested enterprise registration, and if there is a subsequent change in the reported foreign-investment ratio, such change may need to be reported pursuant to the Foreign Investment Promotion Act.

Laws and Regulations Relating to Dividends

The establishment, operation and management of a joint stock company in Korea is governed by the Korean Commercial Act, and payment of dividends shall also be made pursuant to the Korean Commercial Act.

Under the Korean Commercial Act, a joint stock company may pay dividends, in the form of cash, shares or other payment in-kind, by a resolution of the general meeting of its shareholders and pay dividends within its distributable profits as prescribed by the Korean Commercial Act.

Distributable profit refers to a company’s net assets stated on the balance sheets minus (1) the amount of its share capital, (2) the total amount of capital reserve and earned surplus reserve accumulated until the pertinent period for the settlement of accounts of the company, (3) the amount to be accumulated for the pertinent period for the settlement of accounts of the company, and (4) unrealized profits.

A company may pay dividends by issuing new shares by a resolution of the general meeting of its shareholders, provided that such stock dividends may not exceed the amount equivalent to half of the total amount of dividends.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS
OF THE SUCCESSOR GROUP

CONTROLLING SHAREHOLDERS

Immediately following the Closing, the Controlling Shareholders, namely Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings, who are parties acting in concert pursuant to the Concert Party Agreement (see “History, Reorganization and Corporate Structure of the Target Group – The Concert Party Agreement”), will be interested in and will control 36,108,114 Successor Company Class A Shares and 191,035,862 Successor Company Class B Shares.

Each Successor Company Class A Share has one vote per share and each Successor Company Class B Share has 10 votes per share, capable of being exercised on resolutions in general meetings. For certain Reserved Matters, the Successor Company Class B Shares carry one vote per share.

Assuming the Presumptions:

(i)	the Controlling Shareholders’ aggregated shareholding will be approximately 19.2% of the total issued share capital and will hold approximately 67.1% of the voting rights in the Successor Company through shares beneficially owned by them which are capable of being exercised on resolutions in general meetings (except for resolutions with respect to the Reserved Matters); and

(ii)	in relation to the Reserved Matters, the Successor Company Class B Shares carry one vote per share, and the aggregate percentage of voting rights that the Controlling Shareholders may exercise in respect of the Reserved Matters is approximately 19.2%.

Accordingly, Mr. Wang Dong, Mr. Wang Changhui, Mr. Rao Huigang, Jeremy Global Development Limited, Kiwi Global Development Limited, Restriven Limited, Wangdong Holdings, Pangmao1 Ltd, Wangchanghui Holdings, Pangmao2 Ltd and Raohuigang Holdings are acting together as a group of Controlling Shareholders.

The following diagram illustrates the ultimate beneficial interests of the Controlling Shareholders’ voting rights for resolutions in general meetings with respect to matters other than the Reserved Matters, immediately following the Closing (assuming the Presumptions):

Notes:

(1)	Immediately upon Closing (assuming the Presumptions), Wangdong Holdings and Pangmao1 Ltd will hold a total of 157,523,425 Successor Company Class B Shares, representing an aggregate of approximately 54.3% of the voting rights in the Successor Company capable of being exercised on resolutions in general meetings and approximately 13.3% of the voting rights in the Target Company in relation to the Reserved Matters. Pangmao1 Ltd is wholly owned by Wangdong Holdings. Wangdong Holdings is controlled by Jeremy Global Development Limited, which in turn is controlled through a trust which was established by Mr. Wang Dong (as the settlor) for the benefit of Mr. Wang Dong and his family.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS
OF THE SUCCESSOR GROUP

(2)	Immediately upon Closing (assuming the Presumptions), Wangchanghui Holdings and Pangmao2 Ltd will hold a total of 33,512,437 Successor Company Class B Shares, representing an aggregate of approximately 11.5% of the voting rights in the Successor Company capable of being exercised on resolutions in general meetings and approximately 2.8% of the voting rights in the Target Company in relation to the Reserved Matters. Pangmao2 Ltd is wholly owned by Wangchanghui Holdings. Wangchanghui Holdings is directly controlled by Kiwi Global Development Limited, which in turn is controlled through a trust which was established by Mr. Wang Changhui (as the settlor) for the benefit of Mr. Wang Changhui and his family.

(3)	Immediately upon Closing (assuming the Presumptions), Raohuigang Holdings will hold 36,108,114 Successor Company Class A Shares, representing an aggregate of approximately 1.2% of the voting rights in the Successor Company capable of being exercised on resolutions in general meetings and approximately 3.1% of the voting rights in the Target Company in relation to the Reserved Matters. Raohuigang Holdings is directly controlled by Restriven Limited, which in turn is controlled through a trust which was established by Mr. Rao Huigang (as the settlor) for the benefit of Mr. Rao Huigang and his family.

For further information about the weighted voting rights attached to the Successor Company Class B Shares, see the section headed “Share Capital”.

Mr. Wang Dong and Mr. Wang Changhui will be executive Directors of the Successor Company. For further background of Mr. Wang Dong and Mr. Wang Changhui, see “Directors and Senior Management of the Successor Company.”

INDEPENDENCE FROM CONTROLLING SHAREHOLDERS

Having considered the following factors, the Directors of the Successor Company are satisfied that the Successor Group is capable of carrying on its business independently from the Controlling Shareholders and their respective close associates following the Closing.

Management Independence

The Successor Group’s business will be managed and conducted by the board and senior management of the Successor Company. Following the Closing, the Successor Board will consist of nine Directors, comprising four executive Directors, two non-executive Directors and three independent non-executive Directors. For more information, please see the section headed “Directors and Senior Management of the Successor Company”.

The Directors of the Successor Company consider that the board and senior management of the Successor Company will function independently of the Controlling Shareholders because:

(a)	each Director of the Successor Group is aware of his/her fiduciary duties as a director which require, among other things, that he/she acts for the benefit and in the interest of the Successor Company and does not allow any conflict between his/her duties as a Director of the Successor Company and his/her personal interests;

(b)	the Successor Company’s daily management and operations will be carried out by a senior management team, all of whom have substantial experience in the industry in which the Successor Company is engaged, and will therefore be able to make business decisions that are in the best interests of the Successor Group;

(c)	the Successor Company will have three independent non-executive Directors and certain matters of the Successor Company must always be referred to the independent non-executive Directors for review;

(d)	in the event that there is a potential conflict of interest arising out of any transaction to be entered into between the Successor Group and the Directors of the Successor Company or their respective associates, the interested Director(s) is required to declare the nature of such interest before voting at the relevant board meetings of the Successor Company in respect of such transactions; and

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS
OF THE SUCCESSOR GROUP

(e)	the Successor Company will adopt a series of corporate governance measures to manage conflicts of interest, if any, between the Successor Group and the Controlling Shareholders which would support its independent management. Please see “– Corporate Governance Measures” in this section for further information.

Based on the above, the Directors of the Successor Company believe that the Successor Board as a whole and together with senior management team of the Successor Company will be able to perform the managerial role of the Successor Group independently.

Operational Independence

The Successor Group has full rights to make business decisions and to carry out its business independently from the Controlling Shareholders. On the basis of the following reasons, the Directors of the Successor Company consider that the Successor Company will continue to be operationally independent from the Controlling Shareholders after Closing:

(a)	the Successor Group is not reliant on trademarks owned by the Controlling Shareholders, or by other companies controlled by the Controlling Shareholders;

(b)	the Successor Group is the holder of all relevant licenses material to the operation of its business;

(c)	the Successor Group has independent access to its customers and suppliers;

(d)	the Successor Group has sufficient capital, facilities, equipment and employees to operate its business independently from the Controlling Shareholders;

(e)	the Successor Group has its own administrative and corporate governance infrastructure, including its own accounting, legal and human resources departments; and

(f)	none of the Controlling Shareholders have any interest in any business which competes or is likely to compete with the business of the Successor Group.

Based on the above, the Directors of the Successor Company believe that the Successor Group is able to operate independently of the Controlling Shareholders.

Financial Independence

The Target Group has its own accounting systems, accounting and finance department, independent treasury function for cash receipts and payments and it makes financial decision according to its own business needs. The Target Group has independent internal control and accounting systems. It is capable of obtaining financing from third parties, if necessary, without reliance on the Controlling Shareholders.

During the Track Record Period, Mr. Wang Dong provided guarantees in respect of certain bank borrowings by the Target Group. See Note 29 of the Accountants’ Report of the Target Group in Appendix I to this circular for further details. All such guarantees will be released upon Closing.

DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES

The Controlling Shareholders confirm that, as of the Latest Practicable Date, they did not have any interest in a business, apart from the business of the Successor Group, which competes or is likely to compete, directly or indirectly, with the Successor Group’s business that would require disclosure under Rule 8.10 of the Listing Rules.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS
OF THE SUCCESSOR GROUP

CORPORATE GOVERNANCE MEASURES

The Successor Company and its Directors are committed to upholding and implementing the highest standards of corporate governance and recognize the importance of protecting the rights and interests of all Successor Company Shareholders, including the rights and interests of the minority Successor Company Shareholders of the Successor Company. In light of this, the Successor Company has established a Corporate Governance Committee which has adopted terms of reference consistent with Code Provision D.3.1 of Appendix C1 to, and Rule 8A.30 of, the Listing Rules. The members of the Corporate Governance Committee are independent non-executive Directors. The primary duties of the Corporate Governance Committee are to ensure that the Successor Company is operated and managed for the benefit of all Successor Company Shareholders and to ensure the Successor Company’s compliance with the Listing Rules and safeguards relating to the WVR structure of the Successor Company.

Under the Successor Company Articles, Successor Company Shareholders, including holders of Successor Company Class A Shares, holding not less than one-tenth of the paid-up capital of the Successor Company that carries the right of voting at general meetings (on a one share one vote basis) are entitled to convene an extraordinary general meeting of the Successor Company and add resolutions to the meeting agenda. In addition, pursuant to the Successor Company Shareholder communication policy to be adopted by the Successor Company upon Closing, Shareholders are encouraged to put governance related matters to the Directors of the Successor Company and to the Successor Company directly in writing.

The Successor Group has adopted the following measures to ensure good corporate governance standards and to avoid potential conflicts of interest between the Successor Group and the Controlling Shareholders:

(a)	under the Successor Company Articles, where a Successor Company Shareholders’ meeting is to be held for considering proposed transactions in which the Controlling Shareholders has a material interest, the relevant Controlling Shareholders will not vote on the relevant resolutions;

(b)	the Successor Company has established internal control mechanisms to identify connected transactions. Upon Closing, if the Successor Company enters into connected transactions with the Controlling Shareholders, the Successor Company will comply with the applicable Listing Rules;

(c)	the independent non-executive Directors of the Successor Company will review, on an annual basis, whether there are any conflict of interest between the Successor Group and the Controlling Shareholders and provide impartial and professional advice to protect the interests of the minority Successor Company Shareholders;

(d)	the Controlling Shareholders will undertake to provide all information necessary, including all relevant financial, operational and market information and any other necessary information as required by the independent non-executive Directors of the Successor Company for the purpose of their annual review;

(e)	the Successor Company will disclose decisions on matters reviewed by the independent non-executive Directors either in its annual reports or by way of announcements as required by the Listing Rules;

(f)	where the Directors of the Successor Company reasonably request the advice of independent professionals, such as financial advisors, the appointment of such independent professionals will be made at the Successor Company’s expense;

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS
OF THE SUCCESSOR GROUP

(g)	the Successor Company has appointed Altus Capital Limited as its compliance advisor to provide advice and guidance to the Successor Group in respect of compliance with the applicable laws and regulations, as well as the Listing Rules, including various requirements relating to corporate governance; and

(h)	the Successor Company has established its Audit Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee with written terms of reference in compliance with the Listing Rules and the Corporate Governance Code and the Corporate Governance Report in Appendix C1 to the Listing Rules and Chapter 8A to the Listing Rules. All members of the Audit Committee and the Corporate Governance Committee, including the chairman, are independent non-executive Directors.

Based on the above, the Directors of the Successor Company are satisfied that sufficient corporate governance measures have been put in place to manage conflicts of interest that may arise between the Successor Group and the Controlling Shareholders, and to protect the minority Successor Company Shareholders’ interests after Closing.

SHARE CAPITAL

AUTHORISED AND ISSUED SHARE CAPITAL

The following is a description of (i) the authorised and issued share capital of Aquila as of the Latest Practicable Date; (ii) the authorised and issued share capital of the Target Company as of the Latest Practicable Date; and (iii) the authorised and issued share capital of the Successor Company immediately following the Closing:

1.	Share capital of Aquila as of the Latest Practicable Date

(i)	Authorised Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares

		(US$)
1,000,000,000	class A ordinary shares with a par value of HK$0.0001 each	100,000
100,000,000	class B ordinary shares with a par value of HK$0.0001 each	10,000

(ii)	Issued Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares	% of the issued share capital

		(US$)
100,065,000	class A ordinary shares with a par value of HK$0.0001 each	10,006.5	80.6%
24,109,411	class B ordinary shares with a par value of HK$0.0001 each	2,410.9411	19.4%

As of the Latest Practicable Date, there were 50,032,500 Aquila Listed Warrants and 37,586,250 Aquila Promoter Warrants in issue. Immediately following the Effective Time, all such warrants will be automatically canceled and cease to exist.

2.	Share capital of the Target Company as of the Latest Practicable Date

(i)	Authorised Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares

		(US$)
1,328,265,251	ordinary shares with a par value of US$0.00005 each	66,413.26
671,734,749	preferred shares with a par value of US$0.00005 each	33,586.74

SHARE CAPITAL

(ii)	Issued Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares	% of the issued share capital

		(US$)
218,008,756	ordinary shares with a par value of US$0.00005 each	10,900.44	24.5%
671,734,749	preferred shares with a par value of US$0.00005 each	33,586.74	75.5%

3.	Share capital of the Successor Company immediately following the Closing

(i)	Authorised Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares

		(US$)
1,700,000,000	Successor Company Class A Shares with a par value of US$0.00005 each	85,000.00
300,000,000	Successor Company Class B Shares with a par value of US$0.00005 each	15,000.00

(ii)	Issued Share Capital

Number of shares	Description of shares	Aggregate nominal value of shares	% of the issued share capital

		(US$)
793,262,696	Target Company Ordinary Shares to be redesignated and reclassified as Successor Company Class A Shares on a 1:1 basis(1)	39,663.13	67.0%
191,035,862	Target Company Ordinary Shares to be redesignated and reclassified as Successor Company Class B Shares on a 1:1 basis(1)	9,551.79	16.1%
53,580,000	Successor Company Class A Shares to be issued to the PIPE Investors	2,679.00	4.5%
105,068,250	Successor Company Class A Shares to be issued to the Aquila Class A Shareholders	5,253.41	8.9%

SHARE CAPITAL

Number of shares	Description of shares	Aggregate nominal value of shares	% of the issued share capital

		(US$)
24,109,411	Successor Company Class A Shares to be issued to the Promoters	1,205.47	2.0%
16,101,442	Successor Company Class A Shares to be issued pursuant to the exercise of outstanding options granted under the 2023 Pre-Listing Share Option Scheme(1)(2)	805.07	1.4%
1,183,157,661	Total	59,157.88	100%

Notes:

(1)	Includes Target Company Ordinary Shares to be issued pursuant to the Capitalization Issue.

(2)	Assuming full exercise of outstanding options.

ASSUMPTION

The above tables have been prepared assuming the Presumptions and do not take into account any Successor Company Shares which may be issued or repurchased by the Successor Company under the general mandates granted to the Directors of the Successor Company as referred to below.

As of the Latest Practicable Date, there are no warrants issued over the Target Company Ordinary Shares.

Immediately following the Closing, 50,032,500 Successor Company Listed Warrants constituted by the Successor Company Listed Warrant Instrument and 37,586,250 Successor Company Promoter Warrants constituted by the Successor Company Promoter Warrant Agreement (which are subject to certain adjustments pursuant to the Promoters Earn-out and Lock-up Agreement) will be in issue. See “Letter from the Aquila Board – I. Other Arrangements – 1. Promoters Earn-out and Lock-up Agreement” in this circular for further details on the adjustments to the Promoter Earn-out Right.

WEIGHTED VOTING RIGHT STRUCTURE

The Successor Company will be controlled through a WVR structure upon Closing. The share capital of the Successor Company comprises Successor Company Class A Shares and Successor Company Class B Shares. Each Successor Company Class A Share entitles the holder to exercise one vote, and each Successor Company Class B Share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Successor Company’s general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each share is entitled to one vote.

The Reserved Matters are: (i) any amendment to the Successor Company Memorandum and Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director of the Successor Company, (iii) the appointment or removal of the Successor Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Successor Company.

In addition, Successor Company Shareholders, including holders of Successor Company Class A Shares, holding not less than one-tenth of the paid-up capital of the Successor Company that carries the right of voting at general meetings (on a one share one vote basis) are entitled to convene an extraordinary general meeting of the Successor Company and add resolutions to the meeting agenda.

SHARE CAPITAL

The following table sets out the ownership and voting rights in the Successor Company to be held by the WVR Beneficiaries upon Closing:

	Number of Shares	Approximate percentage of issued share capital(1)	Approximate percentage of voting rights(1)(2)
Successor Company Class A Shares held by the WVR Beneficiaries(3)	36,108,114	3.1%	1.2%
Successor Company Class B Shares held by the WVR Beneficiaries(4)	191,035,862	16.1%	65.8%

Notes:

(1)	The table above assumes the Presumptions.

(2)	On the basis that Successor Company Class A Shares entitle the Successor Company Shareholder to one vote per share and Successor Company Class B Shares entitle the Successor Company Shareholder to ten votes per share.

(3)	The Controlling Shareholders entered into a concert party agreement to align their shareholding interests in the Target Group. See “History, Reorganization and Corporate Structure of the Target Group – the Concert Party Agreement”. Therefore, the WVR Beneficiaries will be deemed to be interested in all the Successor Company Class A Shares held by Raohuigang Holdings.

(4)	Immediately upon Closing, the WVR Beneficiaries will be Mr. Wang Dong and Mr. Wang Changhui. Mr. Wang Dong will beneficially own 157,523,425 Successor Company Class B Shares, representing approximately 54.3% of the voting rights in the Successor Company and Mr. Wang Changhui will beneficially own 33,512,437 Successor Company Class B Shares, representing 11.5% of the voting rights in the Successor Company.

The Successor Company Class B Shares are convertible into Successor Company Class A Shares on a one to one ratio. Assuming the full conversion of all the issued and outstanding Successor Company Class B Shares into Successor Company Class A Shares, the Successor Company would issue 191,035,862 Successor Company Class A Shares, representing approximately 19.2% the total number of issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

The weighted voting rights attached to the Successor Company Class B Shares will cease where the WVR Beneficiaries cease to have any beneficial ownership of the Successor Company Class B Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)	upon the occurrence of any of the circumstances as set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (a) deceased; (b) no longer a member of the Successor Board; (c) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (d) deemed by the Stock Exchange to no longer meet the requirements of a director as set out in the Listing Rules;

(ii)	when the holders of Successor Company Class B Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Successor Company Class B Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)	where a vehicle holding the Successor Company Class B Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)	when all of the Successor Company Class B Shares have been converted to Successor Company Class A Shares.

Prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily be aligned with those of the Successor Company Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Successor Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote.

SHARE CAPITAL

Prospective investors should make the decision to invest in the Successor Company only after due and careful consideration. For further information about the risks associated with the WVR Structure adopted by the Successor Company, see the section headed “Risk Factors – Risks Relating to the WVR Structure”.

Save for the weighted voting rights attached to Successor Company Class B Shares, the rights attached to all classes of Successor Company Shares are identical. For further information about the rights, preferences, privileges and restrictions of the Successor Company Class A Shares and Successor Company Class B Shares, please see the section headed “Summary of the Constitution of the Successor Company and Cayman Islands Company Law – Summary of the Constitution of the Successor Company – 2 Articles of Association” in Appendix V for further details.

WVR Beneficiaries

Immediately upon Closing, the WVR Beneficiaries will be Mr. Wang Dong and Mr. Wang Changhui. Mr. Wang Dong will beneficially own 157,523,425 Successor Company Class B Shares, representing approximately 54.3% of the voting rights in the Successor Company (assuming the Presumptions) with respect to shareholder resolutions relating to matters other than the Reserved Matters. The Successor Company Class B Shares beneficially owned by Mr. Wang Dong are held by Wangdong Holdings and Pangmao1 Ltd. Pangmao1 Ltd is wholly owned by Wangdong Holdings. Wangdong Holdings is a company indirectly wholly-owned by a trust established by Mr. Wang Dong (as settlor) for the benefit of Mr. Wang Dong and his family. Mr. Wang Changhui will beneficially own 33,512,437 Successor Company Class B Shares, representing approximately 11.5% of the voting rights in the Successor Company (assuming the Presumptions) with respect to shareholder resolutions relating to matters other than the Reserved Matters. The Successor Company Class B Shares beneficially owned by Mr. Wang Changhui are held by Wangchanghui Holdings and Pangmao2 Ltd. Pangmao2 Ltd is wholly owned by Wangchanghui Holdings. Wangchanghui Holdings is a company indirectly wholly-owned by a trust established by Mr. Wang Changhui (as settlor) for the benefit of Mr. Wang Changhui and his family.

The Successor Company is adopting the WVR Structure to enable the WVR Beneficiaries to exercise voting control over the Successor Company notwithstanding the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Successor Company. This will enable the Successor Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Successor Company with a view to its long-term prospects and strategy.

Undertakings by the WVR Beneficiaries

Pursuant to Rule 8A.43 of the Listing Rules, each WVR Beneficiary is required to give a legally enforceable undertaking to the Successor Company that he will comply with the relevant requirements as set out in Rule 8A.43 of the Listing Rules, which is intended to be for the benefit of and enforceable by the Successor Company Shareholders. On February 4, 2025, each of Mr. Wang Dong and Mr. Wang Changhui made an undertaking to the Successor Company (the “Undertaking”), that for so long as he is a WVR Beneficiary:

(i)	he shall comply with (and, if the shares to which the weighted voting rights that he is beneficially interested in are attached are held through a limited partnership, trust, private company or other vehicle, use his best endeavors to procure that the limited partnership, trust, private company or other vehicle complies with) all applicable requirements under Rules 8A.09, 8A.14, 8A.15, 8A.17, 8A.18 and 8A.24 of the Listing Rules from time to time in force (the “Requirements”); and

(ii)	he shall use his best endeavors to procure that the Successor Company complies with all applicable Requirements.

SHARE CAPITAL

For the avoidance of doubt, the Requirements are subject to Rule 2.04 of the Listing Rules. Each WVR Beneficiary acknowledged and agreed that the Successor Company Shareholders rely on the Undertaking in acquiring and holding their shares. Each WVR Beneficiary acknowledged and agreed that the Undertaking is intended to confer a benefit on the Successor Company and all Successor Company Shareholders and may be enforced by the Successor Company and/or any Successor Company Shareholder against the WVR Beneficiary.

The Undertaking with respect to a WVR Beneficiary shall automatically terminate upon the earlier of (i) the date of delisting of the Successor Company from the Stock Exchange; and (ii) the date on which the WVR Beneficiary ceases to be a beneficiary of weighted voting rights in the Successor Company. For the avoidance of doubt, the termination of the Undertaking shall not affect any rights, remedies, obligations or liabilities of the Successor Company and/or any Successor Company Shareholder and/or the WVR Beneficiary himself that have accrued up to the date of termination, including the right to claim damages and/or apply for an injunction in respect of any breach of the Undertaking which existed at or before the date of termination.

The Undertaking shall be governed by the laws of Hong Kong and all matters, claims or disputes arising out of the Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.

RANKING

The Successor Company Class A Shares to be issued upon Closing will rank pari passu in all respects with all Successor Company Class A Shares to be issued as mentioned in this circular, and will qualify and rank equally for all dividends or other distributions declared, made or paid on the Successor Company Shares on a record date which falls following Closing.

ALTERATIONS OF CAPITAL

Pursuant to the Cayman Companies Act and the terms of the Successor Company Memorandum and Articles, the Successor Company may from time to time by ordinary resolution of shareholders (i) increase its capital; (ii) consolidate and divide its capital into shares of larger amount; (iii) divide its shares into several classes; (iv) subdivide its shares into shares of smaller amount; and (v) cancel any shares which have not been taken. In addition, Successor Company may subject to the provisions of the Cayman Companies Act reduce its share capital or capital redemption reserve by its shareholders passing a special resolution. See the section headed “Summary of the Constitution of the Successor Company and Cayman Islands Company Law – Summary of the Constitution of the Successor Company – 2 Articles of Association – 2.5 Alteration of capital” in Appendix V for further details.

SHARE INCENTIVE SCHEME

The Target Company has adopted the 2023 Pre-Listing Share Option Scheme. See the section headed “Statutory and General Information – E. 2023 Pre-Listing Share Option Scheme” in Appendix VII for further details.

SHARE CAPITAL

GENERAL MANDATE TO ISSUE SUCCESSOR COMPANY SHARES BY THE SUCCESSOR COMPANY

Subject to the Closing, the Directors of the Successor Company have been granted a general unconditional mandate to allot, issue and deal with Successor Company Class A Shares with a total nominal value of not more than the sum of:

(a)	20% of the total number of the Successor Company Shares in issue immediately following the Closing (excluding any Successor Company Class A Shares which may be issued pursuant to the exercise of the options granted under the 2023 Pre-Listing Share Option Scheme); and

(b)	the total number of Shares repurchased by the Successor Company under the authority referred to in the paragraph headed “– General Mandate to Repurchase Successor Company Shares by the Successor Company” in this section.

This general mandate to issue Successor Company Class A Shares will expire at the earliest of:

(i)	the conclusion of the next annual general meeting of the Successor Company unless otherwise renewed by an ordinary resolution of the Successor Company Shareholders in a general meeting, either unconditionally or subject to conditions; or

(ii)	the expiration of the period within which the Successor Company’s next annual general meeting is required by the Successor Company Memorandum and Articles or any other applicable laws to be held; or

(iii)	the date on which it is varied or revoked by an ordinary resolution of the Successor Company Shareholders in general meeting.

See the section headed “Statutory and General Information – B. Further Information about the Successor Group – 5. Resolutions Passed by the Target Company Shareholders” in Appendix VII for further details of this general mandate.

GENERAL MANDATE TO REPURCHASE SUCCESSOR COMPANY SHARES BY THE SUCCESSOR COMPANY

Subject to the Closing, the Directors of the Successor Company have been granted a general unconditional mandate to exercise all the powers of Successor Company to repurchase our own securities with nominal value of up to 10% of the aggregate nominal value of the Successor Company Shares in issue immediately following the Closing (excluding any Successor Company Class A Shares which may be issued pursuant to the exercise of the options granted under the 2023 Pre-Listing Share Option Scheme).

The repurchase mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which the Successor Company Shares are listed (and which are recognised by the SFC and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the section headed “Statutory and General Information – B. Further Information about the Successor Group – 6. Repurchase of Successor Company Shares by the Successor Company” in Appendix VII.

This general mandate to repurchase Shares will expire at the earliest of:

(i)	the conclusion of the next annual general meeting of the Successor Company unless otherwise renewed by an ordinary resolution of the Successor Company Shareholders in a general meeting, either unconditionally or subject to conditions; or

(ii)	the expiration of the period within which the Successor Company’s next annual general meeting is required by the Successor Company Memorandum and Articles or any other applicable laws to be held; or

SHARE CAPITAL

(iii)	the date on which it is varied or revoked by an ordinary resolution of the Successor Company Shareholders passed in a general meeting.

See the section headed “Statutory and General Information – B. Further information about the Successor Group – 6. Repurchase of Successor Company Shares by the Successor Company” in Appendix VII for further details of this repurchase mandate.

UNDERTAKINGS BY THE SUCCESSOR COMPANY TO THE STOCK EXCHANGE PURSUANT TO THE LISTING RULES

Pursuant to Rule 10.08 of the Listing Rules, the Successor Company has undertaken to the Stock Exchange that at any time within six-month from the Listing Date, it will not, without the prior consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules, allot or issue or agree to allot or issue any Successor Company Shares, or other securities convertible into equity securities of the Successor Company, except (a) pursuant to the De-SPAC Transaction or (b) in certain circumstances prescribed in Rule 10.08 of the Listing Rules.

One of the exceptions to Rule 10.08 of the Listing Rules is the issue of shares or securities pursuant to an agreement entered into before the commencement of the listing of the Successor Company, the material terms of which have been disclosed in the listing document issued in connection with the listing. The Successor Company may issue Successor Company Class A Shares within six months from the date of Closing to Dissenting Aquila Shareholders who fail to perfect in accordance with the prescribed statutory procedure or withdraw or otherwise lose their Appraisal Rights under the Cayman Companies Act, if any, pursuant to the Business Combination Agreement, the material terms of which have been disclosed in this circular. Issuing Successor Company Class A Shares to such Dissenting Aquila Shareholders within six months from the date of Closing falls with the exception under Rule 10.08 of the Listing Rules. For details, see “Letter from the Aquila Board – P. Appraisal Right of Dissenting Aquila Shareholders.”

UNDERTAKINGS BY THE CONTROLLING SHAREHOLDERS TO THE STOCK EXCHANGE PURSUANT TO THE LISTING RULES

Pursuant to Rules 10.07 and 18B.67 of the Listing Rules, each of the Controlling Shareholders has undertaken to the Successor Company and to the Stock Exchange that they shall not and shall procure the registered holders controlled by them shall not:

(a)	in the period commencing on the date of this circular and ending on the date which is six months from the date on which dealings in the Successor Company Class A Shares and Successor Company Listed Warrants commence on the Stock Exchange (the “First Six-month Period”), dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Successor Company Shares which they are shown by this circular to be the beneficial owner; or

(b)	in the period of six months commencing from the date of the expiry of the First Six-month Period (the “Second Six-month Period”), dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Successor Company Shares which they are shown by this circular to be the beneficial owner if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, they would cease to be the Controlling Shareholder.

Each of the Controlling Shareholders also irrevocably and unconditionally undertakes to the Successor Company and to the Stock Exchange that, during the First Six-month Period and the Second Six-month Period, they shall:

(a)	if they pledge or charge the Successor Company Shares beneficially owned by them in favour of an Authorized Institution for a bona fide commercial loan, they will immediately inform the Successor Company of such pledge or charge together with the number of the Successor Company Shares so pledged or charged; and

(b)	if they receive indications, either verbal or written, from the pledgee or chargee that any of the pledged or charged Successor Company Shares will be disposed of, they will immediately inform the Successor Company of such indications.

The Successor Company will inform the Stock Exchange as soon as it has been informed of the above matters (if any) by the Controlling Shareholders and announce such as soon as possible after being so informed by the Controlling Shareholders.

SUBSTANTIAL SHAREHOLDERS FOLLOWING THE DE-SPAC TRANSACTION

SUBSTANTIAL SHAREHOLDERS

So far as the Directors of the Successor Company are aware, immediately following the Closing and assuming the Presumptions, the following persons will have interests and/or short positions (as applicable) in the Successor Company Shares or underlying Successor Company Shares that would fall to be disclosed to the Successor Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who will be, directly or indirectly, interested in 10% or more of the nominal value of any class of the share capital of the Successor Company carrying rights to vote in all circumstances at general meetings of the Successor Company or any other member of the Successor Group:

Name of substantial shareholders	Capacity/Nature of interest	Number of Successor Company Shares	Approximate percentage of shareholding of each class of Successor Company Shares(1)(2)	Approximate percentage of shareholding in the total issued Successor Company Shares(1)(2)

Pangmao1 Ltd(3)(6)	Beneficial interest; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Wangdong Holdings(3)(6)	Beneficial interest; Interest of a party to an agreement; Interest in a controlled corporation	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Mr. Wang Dong(3)(6)	Interest in controlled corporations; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Pangmao2 Ltd(4)(6)	Beneficial interest; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%
		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Wangchanghui Holdings(4)(6)	Beneficial interest; Interest of a party to an agreement; Interest in a controlled corporation	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

SUBSTANTIAL SHAREHOLDERS FOLLOWING THE DE-SPAC TRANSACTION

Name of substantial shareholders	Capacity/Nature of interest	Number of Successor Company Shares	Approximate percentage of shareholding of each class of Successor Company Shares(1)(2)	Approximate percentage of shareholding in the total issued Successor Company Shares(1)(2)

Mr. Wang Changhui(4)(6)	Interest in controlled corporations; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Raohuigang Holdings(5)(6)	Beneficial interest; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Mr. Rao Huigang(5)(6)	Interest in a controlled corporation; Interest of a party to an agreement	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

TMF Cayman Limited(7)	Trustee	36,108,114 Successor Company Class A Shares	3.6%	3.1%

		191,035,862 Successor Company Class B Shares	100.0%	16.1%

Fatcat International Limited(8)	Beneficial interest	173,145,133 Successor Company Class A Shares	17.5%	14.6%

Beijing Jianshi Hongyuan Investment Management Centre (L.P.)(9)	Beneficial interest	102,686,809 Successor Company Class A Shares	10.4%	8.7%

K2 Partners II L.P.(10)	Beneficial interest	66,699,433 Successor Company Class A Shares	6.7%	5.6%

K2 Evergreen Partners L.P.(10)	Beneficial interest	28,507,796 Successor Company Class A Shares	2.9%	2.4%

SUBSTANTIAL SHAREHOLDERS FOLLOWING THE DE-SPAC TRANSACTION

Name of substantial shareholders	Capacity/Nature of interest	Number of Successor Company Shares	Approximate percentage of shareholding of each class of Successor Company Shares(1)(2)	Approximate percentage of shareholding in the total issued Successor Company Shares(1)(2)

KPartners Limited(10)	Interest in controlled corporations	95,207,228 Successor Company Class A Shares	9.6%	8.0%

MPC II L.P.(11)	Beneficial interest	81,442,084 Successor Company Class A Shares	8.2%	6.9%

MPC II-A L.P.(11)	Beneficial interest	9,049,120 Successor Company Class A Shares	0.9%	0.8%

MPC GPGP II Ltd.(11)	Interest in controlled corporations	90,491,204 Successor Company Class A Shares	9.1%	7.6%

Mr. Wong Kun Kau(13)	Interest in controlled corporations	65,669,937 Successor Company Class A Shares	6.6%	5.6%

Zhen Partners Fund I, L.P.(12)	Beneficial interest	52,983,624 Successor Company Class A Shares	5.3%	4.5%

Notes:

(1)	The approximate percentage of interest in the total issued Successor Company Shares is calculated based on the total number of 1,183,157,661 Successor Company Shares on an as-converted basis outstanding immediately upon Closing (assuming the Presumptions).

(2)	Percentages have been rounded to the decimal places.

(3)	Pangmao1 Ltd is wholly owned by Wangdong Holdings. Wangdong Holdings is controlled by Jeremy Global Development Limited which is in turn controlled by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Dong (as settlor) for the benefit of Mr. Wang Dong and his family. Each of Mr. Wang Dong, Jeremy Global Development Limited and TMF (Cayman) Ltd. is deemed to be interested in 130,336,463 Successor Company Class B Shares held by Wangdong Holdings under the SFO. Mr. Wang Dong fully exercised 24,575,290 options of the Target Company (representing 27,186,962 Successor Company Class B Shares) under the 2023 Pre-Listing Share Option Scheme through Pangmao1 Ltd. Each of Wangdong Holdings, Mr. Wang Dong, Jeremy Global Development Limited and TMF (Cayman) Ltd. is deemed to be interested in 27,186,962 Successor Company Class B Shares held by Pangmao1 Ltd under the SFO.

(4)	Pangmao2 Ltd is wholly owned by Wangchanghui Holdings. Wangchanghui Holdings is controlled by Kiwi Global Development Limited which is in turn controlled by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Changhui (as settlor) for the benefit of Mr. Wang Changhui and his family. Each of Mr. Wang Changhui, Kiwi Global Development Limited and TMF (Cayman) Ltd. is deemed to be interested in 19,255,154 Successor Company Class B Shares held by Wangchanghui Holdings under the SFO. Mr. Wang Changhui fully exercised 12,887,680 options of the Target Company (representing 14,257,283 Successor Company Class B Shares) under the 2023 Pre-Listing Share Option Scheme through Pangmao2 Ltd. Each of Wangchanghui Holdings, Mr. Wang Changhui, Kiwi Global Development Limited and TMF (Cayman) Ltd. is deemed to be interested in 14,257,283 Successor Company Class B Shares held by Pangmao2 Ltd under the SFO.

(5)	Raohuigang Holdings is controlled by Restriven Limited which is in turn controlled by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Rao Huigang (as settlor) for the benefit of Mr. Rao Huigang and his family. Each of Mr. Rao Huigang, Restriven Limited and TMF (Cayman) Ltd. is deemed to be interested in 36,108,114 Successor Company Class A Shares held by Raohuigang Holdings under the SFO.

SUBSTANTIAL SHAREHOLDERS FOLLOWING THE DE-SPAC TRANSACTION

(6)	Pursuant to the Concert Party Agreement, each of the Concert Parties agreed to vote in concert with the others for all operational and other matters at board meetings (as the case may be) or shareholders’ meetings of the Target Group, and in the event of any dispute among Concert Parties, the Concert Parties must act based on the instructions of Mr. Wang Dong. See “History, Reorganization and Corporate Structure of the Target Group – The Concert Party Agreement.” Therefore, each of them will be deemed to be interested in all the Successor Company Shares to be held by the other in aggregate by virtue of the SFO.

(7)	TMF (Cayman) Ltd. is deemed to be interested through Wangdong Holdings, Wangchanghui Holdings and Raohuigang Holdings in an aggregate of 36,108,114 Successor Company Class A Shares and 191,035,862 Successor Company Class B Shares under the SFO.

(8)	Fatcat International Limited is an investment holding company incorporated in the BVI, wholly-owned by Shanghai Hemao, which is managed by Shanghai Yanmao, its general partner. None of the partners of Shanghai Hemao is individually in a position to control Fatcat International Limited and each is entitled to exercise the voting rights representing their respective underlying equity interests therein. Therefore, the respective voting power from Fatcat International Limited is divided among its indirect investors into their corresponding portions. Immediately upon Closing, Fatcat International Limited will hold approximately 17.5% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

(9)	Beijing Jianshi Hongyuan Investment Management Centre (L.P.) is a limited partnership ultimately controlled by Beijing West Fund Management Co., Ltd (北京京西創業投資基金管理有限公司), an indirect subsidiary of Shoucheng Holdings Limited, a company listed on the Stock Exchange (stock code: 0697). Immediately upon Closing, Beijing Jianshi Hongyuan Investment Management Centre (L.P.) will hold approximately 10.4% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

(10)	K2 Evergreen Partners L.P. and K2 Partners II L.P. are both Cayman Islands limited partnership, engaged in venture capital investment, focusing on technology, business model innovations and changing consumer lifestyles. K2 Evergreen Partners L.P. is controlled by K2 Evergreen Partners, LLC, its general partner. K2 Partners II L.P. is controlled by K2 Partners II GP, L.P., whose general partner is K2 Partners II GP, LLC. K2 Partners II GP, LLC and K2 Evergreen Partners, LLC are both under control with KPartners Limited, a Cayman Islands limited company. Immediately upon Closing, K2 Evergreen Partners L.P. and K2 Partners II L.P. collectively will hold approximately 9.6% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

(11)	MPC II L.P. and MPC II-A L.P., each an exempted limited partnership incorporated under the laws of the Cayman Islands, of which the general partner is MPC Management II L.P., whose general partner is MPC GPGP II Ltd. Immediately upon Closing, MPC II L.P. and MPC II-A L.P. collectively will hold approximately 9.1% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

(12)	Zhen Partners Fund I, L.P. is a Cayman Islands exempted limited partnership, engaged in making venture capital investment primarily in early-stage companies, which is under control of Zhen Partners Management (TTGP) I, Ltd., its top-tier general partner. Xu Xiao Ping, Wang Qiang, Anna Fang and Dai Yu Sen have shared voting power over Zhen Partners Management (TTGP) I, Ltd. Immediately upon Closing, Zhen Partners Fund I, L.P. will hold approximately 5.3% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

(13)	Success Path Enterprises Limited is wholly-owned by Vigorous Ventures Limited, a company incorporated in the BVI with limited liabilities, which is controlled by Mr. Wong Kun Kau. Quick Returns Ventures Limited is wholly-owned by Bull Capital China Growth Fund II, L.P., an exempted limited partnership in the Cayman Islands. Bull Capital China Growth Fund II, L.P.’s general partner is Bull Capital GP II Limited and it is managed by Bull Capital Partners Ltd., which is controlled by Mr. Wong Kun Kau. Immediately upon Closing, Success Path Enterprises Limited and Quick Returns Ventures Limited collectively will hold approximately 6.6% of the total issued and outstanding Successor Company Class A Shares (assuming the Presumptions).

Except as disclosed above, the Directors of the Successor Company are not aware of any other person who will, immediately following the Closing (assuming the Presumptions), have any interest and/or short positions in the Successor Company Shares or underlying Successor Company Shares which would fall to be disclosed to the Successor Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of the share capital of the Successor Company carrying rights to vote in all circumstances at general meetings of the Successor Company. The Directors of the Successor Company are not aware of any arrangement which may at a subsequent date result in a change of control of the Successor Company or any other member of the Successor Group.

CONNECTED TRANSACTIONS

Unless the context otherwise requires, all references in this section to “Zhaogang”, “we”, “us” or “our” refer to ZG Group, its subsidiaries, and its Consolidated Affiliated Entities.

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Contractual Arrangements

(a)	Background

As disclosed in the section headed “Contractual Arrangements of the Target Group”, due to regulatory restrictions on foreign ownership in the PRC, the Target Group conducts a portion of its business through the Consolidated Affiliated Entities in China.

Upon completion of the De-SPAC Transaction, the Successor Company will not hold any equity interests in the Consolidated Affiliated Entities. Rather, through the Contractual Arrangements, the Successor Company will effectively control the Consolidated Affiliated Entities and will be able to derive substantially all of their economic benefits. The Contractual Arrangements among the Target Company (which will become the Successor Company), WFOE 1, the Consolidated Affiliated Entities and Registered Shareholders enable the Successor Company to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by WFOE 1; (ii) exercise effective control over the Consolidated Affiliated Entities; and (iii) hold an exclusive option to purchase all or part of the equity interests in the Consolidated Affiliated Entities when and to the extent permitted by PRC laws.

See the section headed “Contractual Arrangements of the Target Group” for detailed terms of Contractual Arrangements.

(b)	Listing Rule implications

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as the Successor Company’s wholly-owned subsidiary, and their directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as the Successor Company’s “connected persons”.

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Successor Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent Successor Company Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

(c)	Waiver application

(i)	Reasons for the waiver application

The Directors of the Successor Company believe that the Successor Group’s structure, whereby the financial results of Consolidated Affiliated Entities will be consolidated into the Successor Group’s financial statements as if they were the Successor Company’s wholly-owned subsidiaries, and all the economic benefits of their business will flow to the Successor Group, places the Successor Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, the Directors of the Successor Company consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Successor Company, for all the transactions contemplated under the Contractual Arrangements to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and approval of independent Successor Company Shareholders.

CONNECTED TRANSACTIONS

In addition, given the Contractual Arrangements were entered into prior to the De-SPAC Transaction and are disclosed in this circular, the Directors of the Successor Company consider that compliance with the announcement and the independent Successor Company Shareholders’ approval requirements in respect thereof immediately after completion of the De-SPAC Transaction would add unnecessary administrative costs to the Successor Company.

To ensure sound and effective operation of the Successor Group after the adoption of the Contractual Arrangements, the management of the Successor Group will take the following measures:

•	as part of the internal control measures, major issues arising from implementation and performance of the Contractual Arrangements will be reviewed by the Successor Board on a regular basis which will be no less frequent than on a quarterly basis. The Successor Board will determine, as part of its periodic review process, whether legal advisors and/or other professionals will need to be retained to assist the Successor Group to deal with specific issues arising from the Contractual Arrangements;

•	matters relating to compliance and regulatory enquiries from governmental authorities, if any, will be discussed by the Successor Board on a regular basis which will be no less frequent than on a quarterly basis;

•	the relevant business units and operation divisions of the Successor Group will report regularly, which will be no less frequent than on a monthly basis, to the senior management of the Successor Company on the compliance and performance conditions under the Contractual Arrangements and other related matters; and

•	the Successor Company shall comply with the conditions prescribed under the waiver granted by the Stock Exchange in connection with the continuing connected transactions contemplated under the Contractual Arrangements.

(ii)	Conditions of the waiver application

In view of the Contractual Arrangements, we have applied to the Stock Exchange for a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Successor Company Shares are listed on the Stock Exchange subject however to the following conditions.

(1)	No change without Successor Company's independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to WFOE 1 thereunder) will be made without the approval of the Successor Company's independent non-executive Directors.

CONNECTED TRANSACTIONS

(2)	No change without independent Successor Company Shareholders’ approval

Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of independent Successor Company Shareholders. Once independent Successor Company Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Successor Company Shareholders, except for those described above, will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Successor Company will however continue to be applicable.

(3)	Economic benefits and flexibility

The Contractual Arrangements shall continue to enable the Successor Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Successor Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Successor Group, such that no annual cap shall be set on the amount of service fees payable to WFOE 1 by the Consolidated Affiliated Entities under the Exclusive Business Cooperation Agreement, and (iii) the Successor Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(4)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Successor Company and its subsidiaries in which the Successor Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced without obtaining the approval of the Successor Company Shareholders: (i) upon the expiry of the existing arrangements or (ii) in relation to any existing, newly established or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in the same business as that of the Successor Group. Such renewal and/or reproduction is justified by business expediency. The directors, chief executive or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Successor Group which the Successor Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of the Successor Group and transactions between these connected persons and the Successor Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

Any renewed or reproduced framework will be on substantially the same terms and conditions as the existing Contractual Arrangements.

(5)	Ongoing reporting and approvals

The Successor Company will disclose details relating to the Contractual Arrangements on an on-going basis:

•	the Contractual Arrangements in place during each financial period will be disclosed in the Successor Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

CONNECTED TRANSACTIONS

•	the independent non-executive Directors of the Successor Company will review the Contractual Arrangements annually and confirm in the Successor Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Successor Group, and (iii) any new contracts entered into, renewed or reproduced between the Successor Group and the Consolidated Affiliated Entities during the relevant financial period above are fair and reasonable, or advantageous to the Successor Company Shareholders, so far as the Successor Group is concerned and in the interests of the Successor Company Shareholders as a whole;

•	the Successor Company’s auditors will carry out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors of the Successor Company with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors of the Successor Company, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Successor Group;

•	for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as the Successor Company’s subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Successor Company (excluding for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Successor Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•	the Consolidated Affiliated Entities will undertake that, for so long as the Successor Company Shares are listed on the Stock Exchange, the Consolidated Affiliated Entities will provide the Successor Group’s management and the Successor Company’s auditors full access to its relevant records for the purpose of the Successor Company’s auditors' review of the connected transactions.

CONFIRMATION FROM THE DIRECTORS OF THE SUCCESSOR COMPANY

The Directors (including the independent non-executive Directors) of the Successor Company are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Successor Group’s legal structure and business operations, and the relevant transactions have been and will be entered into in its ordinary and usual course of business, are on normal commercial terms or better and the terms are fair and reasonable and in the interests of the Successor Group and the Successor Company Shareholders as a whole.

CONNECTED TRANSACTIONS

CONFIRMATION FROM THE JOINT SPONSORS

The Joint Sponsors have (i) reviewed the relevant documents and information provided by the Target Company in relation to the Contractual Arrangements, and (ii) participated in the due diligence and discussions with the Target Company and the PRC Legal Advisor to the Target Company.

Based on the above, nothing has come to the attention of the Joint Sponsors that would lead them to cast doubts on the confirmation of the Directors of the Successor Company as stated above, that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Successor Group's legal structure and business operations, and the relevant transactions have been and will be entered into in its ordinary and usual course of business, are on normal commercial terms or better and the terms are fair and reasonable and in the interests of the Successor Group and the Successor Company's shareholders as a whole.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

BOARD OF DIRECTORS

The Successor Board will consist of nine Directors, comprising four executive Directors, two non-executive Directors and three independent non-executive Directors immediately following the completion of the De-SPAC Transaction. The Successor Board is responsible and has general powers for the management and conduct of the business of the Successor Group.

The table below sets forth certain information in respect of the Directors of the Successor Company immediately following the completion of the De-SPAC Transaction:

Name	Age	Position	Date of joining the Target Group	Date of appointment as a Director of the Target Company	Date of appointment as a Director of the Successor Company	Roles and responsibilities

Mr. Wang Dong (王東)	48	Co-founder, Executive Director, chairman of the Successor Board, and Chief Executive Officer	February 27, 2012	February 27, 2012	Completion date of the De-SPAC Transaction	Responsible for the overall strategic planning, business direction and management of the Successor Group

Mr. Wang Changhui (王常輝)	40	Co-founder, Executive Director and Chief Operating Officer	February 27, 2012	March 1, 2013	Completion date of the De-SPAC Transaction	Responsible for the overall management of business operations of the Successor Group

Ms. Gong Yingxin (宮穎欣)	48	Executive Director and Senior Vice President	October 29, 2013	January 6, 2021	Completion date of the De-SPAC Transaction	Responsible for the functional department of the Successor Group which contains legal, public relationship and administration functions

Ms. Zhou Min (周敏)	36	Executive Director and Financial Vice President	July 20, 2015	July 14, 2023	Completion date of the De-SPAC Transaction	Responsible for the management of the financial center in the Successor Group

Mr. Ye Qian (葉芊)	40	Non-executive Director	August 31, 2021	August 31, 2021	Completion date of the De-SPAC Transaction	Responsible for providing professional and strategic advice, opinion, and guidance to the Successor Board

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Name	Age	Position	Date of joining the Target Group	Date of appointment as a Director of the Target Company	Date of appointment as a Director of the Successor Company	Roles and responsibilities

Mr. Jiang Rongfeng (蔣榕烽)	48	Non-executive Director	Completion date of the De-SPAC Transaction	N/A	Completion date of the De-SPAC Transaction	Responsible for providing professional and strategic advice, opinion, and guidance to the Successor Board

Mr. Wang Xiang (王翔)	63	Independent non-executive Director	Completion date of the De-SPAC Transaction	N/A	Completion date of the De-SPAC Transaction	Responsible for providing independent judgement on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Group

Mr. Chen Yin (陳垠)	44	Independent non-executive Director	Completion date of the De-SPAC Transaction	N/A	Completion date of the De-SPAC Transaction	Responsible for providing independent judgement on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Group

Mr. Wang Weisong (王蔚松)	65	Independent non-executive Director	Completion date of the De-SPAC Transaction	N/A	Completion date of the De-SPAC Transaction	Responsible for providing independent judgement on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Group

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Executive Directors

Mr. Wang Dong (王東), aged 48, is proposed to be appointed as an executive Director of the Successor Company, the chairman of the Successor Board and the chief executive officer of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Wang Dong was appointed as a Director of the Target Company on February 27, 2012. Mr. Wang will be primarily responsible for overall strategic planning, business direction and management of the Successor Company. Mr. Wang Dong has been serving as a director and the chief executive officer of Zhaogang Netcom since March 2012.

Mr. Wang Dong has approximately 16 years of experience in the steel industry. From July 1999 to November 2008, he worked at Henan Institute of Education (河南教育學院) and was responsible for the establishment of the institute’s website and long-distance learning courses. From December 2008 to June 2011, he was the president of Henan Steel Information Network Technology Co., Ltd. (河南中鋼網科技集團股份有限公司, formerly known as Beijing Steel Information Network Co., Ltd. (北京中鋼網信息股份有限公司)), where he was responsible for the management of strategy and daily operation of the company. From July 2011 to December 2011, he was the president of Ganggang E-Commerce Shanghai Co., Ltd (鋼鋼網電子商務(上海)股份有限公司), where he was responsible for the management of strategy and daily operation of the company.

Mr. Wang Dong graduated from Sichuan University (四川大學) majoring in electrical technology in the PRC in July 1999 and further obtained his master’s degree in software engineering from Huazhong University of Science and Technology (華中科技大學) by way of in-service postgraduate study in the PRC in December 2007. Mr. Wang Dong obtained an EMBA degree at PBC School of Finance, Tsinghua University (清華五道口金融學院) in December 2024.

Mr. Wang Dong is the visionary architect, strategic leader and the creator of the corporate culture at the Target Company. His innovative and strategic thinking has been instrumental in keeping the Target Company ahead of its competitors and continually offering new products. Under Mr. Wang Dong's leadership, the Target Company became the industry pioneer in China by introducing and providing online information services. As the Target Company expanded its operations, Mr. Wang Dong identified opportunities in supply chain services in response to increased customer demands. He integrated supply chain services into the online business model since 2014.

Capitalizing on the Target Company’s extensive transaction data and large customer base, Mr. Wang Dong shifted focus to big data analytics and SaaS-based services. Additionally, Mr. Wang Dong had the vision to make angel investments in e-commerce platforms across various industries. By implementing his business philosophy in these platforms, including the TCRM Platform, a marketing platform primarily engaged in the electronic business industry, the Target Company aimed to revolutionize other traditional industries beyond steel with internet-based solutions.

Mr. Wang Dong also plays a crucial role in driving major strategic shifts in the Target Company’s operations. Particularly notable is his mastermind behind the successful heavy-to-light transformation strategy implemented since 2019. Leveraging his rich industry experience and sharp insights, Mr. Wang Dong recognized that the steel trading industry in China needed a platform that provided comprehensive services and digital solutions connecting participants along the value chain, rather than carrying inventory risks. The Target Company’s adoption of digital platform has facilitated its expansion and enabled a stronger focus on core services capabilities while minimizing capital investment.

Mr. Wang Changhui (王常輝), aged 40, is proposed to be appointed as an executive Director of the Successor Company and the chief operating officer of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Wang Changhui co-founded the Target Group in February 2012 with Mr. Wang Dong. Mr. Wang Changhui was appointed as a Director and chief operation officer of the Target Company on February 27, 2012. He will be primarily responsible for the overall management of business operations of the Successor Company. Mr. Wang Changhui has been serving as a director of Zhaogang Netcom since March 2012.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Mr. Wang Changhui has over 16 years of experience in the sales and operation management in the steel industry. From July 2011 to November 2011, he was the general sales director of Ganggang E-Commerce Shanghai Co., Ltd (鋼鋼網電子商務(上海)股份有限公司), where he was responsible for domestic business and marketing development. From September 2008 to July 2011, he was the general sales manager of Henan Steel Information Network Technology Co., Ltd. (河南中鋼網科技集團股份有限公司, formerly known as Beijing Steel Information Network Co., Ltd. (北京中鋼網信息股份有限公司)), where he was responsible for national business and marketing development.

Mr. Wang Changhui obtained a diploma in marketing from Henan Finance and Taxation College (河南財政稅務高等專科學校) in the PRC in July 2006. Mr. Wang Changhui is currently pursuing his EMBA degree in China Europe International Business School (CEIBS).

Mr. Wang Changhui has extensive knowledge and exceptional insights into the steel industry, including supply and demand dynamics among steel manufacturers. His expertise has been instrumental in developing the domestic and international business of the Target Company. Leveraging his knowledge, insights in the steel industry, as well as, relationships, and experience with steel manufacturers and suppliers, Mr. Wang Changhui has played a crucial role in facilitating the gradual acceptance and adoption of steel e-commerce within the traditional steel industry. He is highly reputable within the steel industry and has held positions such as the vice chairman of China Chamber of Commerce for Metallurgical Enterprises (全聯冶金商會), vice chairman of Steel Trade Chamber of Commerce of Shanghai Federation of Industry and Commerce (上海市工商聯鋼鐵貿易商會), and vice chairman of council of Youth Creative Association of Shanghai Federation of Industry and Commerce (上海市工商聯青創聯).

Mr. Wang Changhui has been instrumental in shaping and implementing the vision of the Target Company. During its early stages, he recognized the importance of cultivating strong relationships with reputable third-party suppliers and building a strong client base to create a successful digital platform. In 2019, together with Mr. Wang Dong, Mr. Wang Changhui played a vital role in transforming the Target Company’s business model. He led discussions to establish a joint venture that fundamentally reshaped the Target Company’s discontinued operations, and successfully transitioning the Target Company to an online digital platform.

Ms. Gong Yingxin (宮穎欣), aged 48, is proposed to be appointed as an executive Director of the Successor Company and a senior vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. She joined the Target Group in October 2013 as the head of public affairs department, and was subsequently promoted to senior vice president in December 2015. Ms. Gong was appointed as a Director of the Target Company on January 6, 2021. She will be primarily responsible for the functional department of the Successor Company which contains legal, public relationship and administration functions. Ms. Gong has been serving as the vice president of Zhaogang Netcom since December 2015.

Prior to joining the Target Group, Ms. Gong worked at Baidu Online Network Technology (Beijing) Co., Ltd. (百度在線網絡技術(北京)有限公司) from February 2011 to September 2013. From December 2006 to May 2010, Ms. Gong was employed by Beijing Heqin Xintai Technology Co., Ltd. (北京和勤新泰技術有限公司).

Ms. Gong obtained her bachelor’s degree in economics from Lanzhou Jiaotong University (蘭州交通大學) in the PRC in July 1999, and an EMBA degree from Peking University (北京大學) in the PRC in July 2019.

Ms. Zhou Min (周敏), aged 36, is proposed to be appointed as an executive Director of the Successor Company and the financial vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Ms. Zhou joined the Target Group in July 2015 and was appointed as the senior financial controller on December 16, 2019, and she was then appointed as the financial vice president in April 2023. She will be primarily responsible for the management of the financial center of the Successor Company. Ms. Zhou has been serving as the financial vice president of Zhaogang Netcom since April 2023.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Prior to joining the Target Group, Ms. Zhou served as an account director in Chongqing Duxiaoman Youyang Technology Co., Ltd. (重慶度小滿優揚科技有限公司) (formerly known as Shanghai Youyang New Media Information Technology Co., Ltd. (上海優揚新媒信息技術有限公司)), a company wholly owned by Baidu, Inc., a company whose shares are listed on the Stock Exchange (stock code: 9888) and NASDAQ (ticker symbol: BIDU), from December 2012 to August 2014, where she was primarily responsible for management of the accounting team. From July 2011 to December 2012, she served as the general ledger accountant in Shanghai Ruiqi International Logistics Co., Ltd. (上海睿騏國際物流有限公司), where she was primarily responsible for accounting and preparing the company’s financial reports.

Ms. Zhou received a bachelor’s degree in food science and engineering from Zhengjiang A&F University (浙江農林大學) in the PRC in June 2011, and an MBA degree from Shanghai University of Finance and Economics (上海財經大學) in the PRC in December 2022. Ms. Zhou obtained the Intermediate Accountant Certificate (中級會計師證書) from Shanghai Municipal Human Resources and Social Security Bureau (上海市人力資源和社會保障局) in November 2016, the American Certified Management Accountant Certificate (美國註冊管理會計師證書) from the Institute of Management Accountants in the United States in July 2018, the Senior Accountant Certificate (高級會計師證書) from Shanghai Municipal Human Resources and Social Security Bureau (上海市人力資源和社會保障局) in 2023, and was selected into the Training Project of Shanghai Municipal Finance Bureau for Accounting Talents (上海市財政局會計優秀人才培養工程) in 2024.

Non-executive Directors

Mr. Ye Qian (葉芊), aged 40, is proposed to be appointed as a non-executive Director of the Successor Company immediately following the completion of the De-SPAC Transaction. He joined the Target Group in August 2021 as a Director of the Target Company. Mr. Ye will be primarily responsible for providing professional and strategic advice, opinion, and guidance to the Successor Board. Mr. Ye has been serving as a director of Zhaogang Netcom since December 2021.

Mr. Ye has served as a supervisor of BAIC Foton Automotive Co., Ltd. (北汽福田汽車股份有限公司) since April 2022, a company whose shares are listed on the Shanghai Stock Exchange (stock code: 600166), where he is responsible for the supervision of the company’s finances and legal compliance. Mr. Ye has served as a director of BAIC Motor Corporation Limited (北京汽車股份有限公司) since March 2021, a company whose shares are listed on the Stock Exchange (stock code: 1958), where he is responsible for corporate governance. Mr. Ye has also served as the general manager and an executive director of Beijing Shouyuan New Energy Investment Management Co., Ltd. (北京首元新能投資管理有限公司) since January 2017, where he is responsible for the day-to-day operation and investment management.

From June 28, 2019 to December 31, 2019, Mr. Ye served as a non-executive director at Shougang Concord Century Holdings Limited (首長寶佳集團有限公司), a company whose shares are listed on the Stock Exchange (stock code: 103), and from January 1, 2020 to July 31, 2023, he served as an executive director at the same entity. From August 2015 to January 2017, Mr. Ye served as a deputy director of the Public-Private Partnership Fund Department at Beijing Shougang Fund Co., Ltd. (北京首鋼基金有限公司), where he was responsible for the overall management of the Public-Private Partnership Fund. From September 2014 to August 2015, Mr. Ye served as senior investment manager and assistant general manager at Beijing Jingxi Venture Capital Fund Management Co., Ltd. (北京京西創業投資基金管理有限公司), where he was responsible for funds raising and investment decision and management. From February 2008 to September 2014, Mr. Ye was employed by China Chamber of International Commerce (中國國際商會).

Mr. Ye obtained his bachelor’s degree in Russian from Heilongjiang University (黑龍江大學) in the PRC in June 2007, and obtained his MBA from the University of Wales through in-service postgraduate study in the UK in December 2014.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Mr. Jiang Rongfeng (蔣榕烽), aged 48, is proposed to be appointed as a non-executive Director of the Successor Company immediately following the completion of the De-SPAC Transaction. Mr. Jiang has served as the chairman of the Aquila Board since November 2021 and the chief executive officer of Aquila since January 2022. Mr. Jiang will be primarily responsible for providing professional and strategic advice, opinion, and guidance to the Successor Board.

Mr. Jiang is a managing director of CMB International Capital Corporation Limited, and the general manager of CMB International Asset Management Limited since September 2015.

Mr. Jiang obtained a bachelor’s degree in Economics from Peking University in the PRC in July 1998 and an MBA degree from Columbia Business School in the U.S. in May 2008.

Mr. Jiang is an officer (as defined under the SFO) of CMB International Asset Management Limited, and has been licensed by the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities since 2015 and Type 1 (dealing in securities) regulated activities since 2020.

Independent non-executive Directors

Mr. Wang Xiang (王翔), aged 63, is proposed to be appointed as an independent non-executive Director of the Successor Company immediately following the completion of the De-SPAC Transaction. Mr. Wang will be primarily responsible for providing independent judgment on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Company.

Since July 2015, Mr. Wang has worked at Xiaomi Corporation and served a series of positions, including (i) as a senior vice president from July 2015 to November 2019, where he was responsible for IP strategy, legal, licensing negotiations and international business development, (ii) as the president from November 2019 to August 2020, where he was responsible for overall business operation and strategic investment, and (iii) as a partner from August 2020 to December 2022, where he was responsible for overall business operation and strategic investment. He currently serves as a senior consultant of Xiaomi Corporation, where he is responsible for consultancy-related work. Xiaomi Corporation is a company whose shares are listed on the Stock Exchange (stock code: 1810). Since July 2020, Mr. Wang has served as a director of Lizhi Inc, a company whose shares are listed on NASDAQ (ticker symbol: LIZI).

Mr. Wang worked at Qualcomm China (高通中國) from July 2002 to June 2015 with his last position being the senior vice president and president of the Greater China, where he was responsible for overall operations in the Greater China, including the semiconductor, software and intellectual property business. From April 1992 to November 2000, Mr. Wang served as a manager at Motorola (China) Electronics Ltd (摩托羅拉(中國)電子有限公司), where he was responsible for business development.

Mr. Wang obtained his bachelor’s degree in semiconductor physics and devices from Beijing University of Technology (北京工業大學) in the PRC in July 1984. Mr. Wang was recognized as 2022 Global Chinese Elite TOP 100 by Forbes China in October 2022.

Mr. Chen Yin (陳垠), aged 44, is proposed to be appointed as an independent non-executive Director of the Successor Company immediately following the completion of the De-SPAC Transaction. Mr. Chen will be primarily responsible for providing independent judgment on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Company.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Since May 2016, Mr. Chen has served as an executive director of Shanghai Sunho Capital Management Co., Ltd. (上海昇和資產管理有限公司), where he is responsible for corporate strategy and management. From July 2005 to May 2007, Mr. Chen served as an associate at China International Capital Corporation Limited (中國國際金融股份有限公司), a company whose shares are listed on the Stock Exchange (stock code: 3908) and Shanghai Stock Exchange (stock code: 601995), where he was responsible for investment banking business. Mr. Chen worked at Bank of America from June 2007 to January 2009 and from August 2009 to March 2010, with his last position being a vice president. From June 2010 to April 2011, Mr. Chen served as a vice president at Deutsche Bank AG Hong Kong Branch (德意志銀行香港分行), where he was working in the investment banking division. From July 2011 to May 2013, he was employed by First Capital Investment Banking Co., Ltd. (第一創業證券承銷保薦有限責任公司). From June 2013 to March 2014, he worked at HengTai Securities Co., Ltd. (恒泰證券股份有限公司), a company whose shares are listed on the Stock Exchange (stock code: 1476). From April 2014 to May 2016, he worked at AVIC Securities Co., Ltd. (中航證券有限公司) with his last position being the assistant to the general manager.

Mr. Chen obtained his bachelor’s degree in management from Tsinghua University (清華大學) in the PRC in July 2002 and obtained his master’s degree in management from China Academy of Sciences (中國科學院) in July 2005.

Mr. Wang Weisong (王蔚松), aged 65, is proposed to be appointed as an independent non-executive Director of the Successor Company immediately following the completion of the De-SPAC Transaction. Mr. Wang will be primarily responsible for providing independent judgment on strategy, policy, performance, corporate accountability, internal control and corporate governance of the Successor Company.

Since July 1982, Mr. Wang has worked in the school of accounting of the Shanghai University of Finance and Economics (上海財經大學) with his current position being an associate professor. From September 1999 to December 2009, Mr. Wang served as an associate dean in school of accounting of Shanghai University of Finance and Economics, where he is responsible for teaching management.

Mr. Wang also serves or served as an independent director and chairman of the audit committee in several companies listed in the PRC: (i) since May 2020, Jintuo Technology Co., Ltd. (晉拓科技股份有限公司), a company whose shares are listed on the Shanghai Stock Exchange (stock code: 603211); (ii) since February 2021, Weining Health Technology Group Co., Ltd. (衛寧健康科技集團股份有限公司), a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 300253); (iii) from May 2014 to June 2020, Wangsu Science & Technology Co., Ltd.(網宿科技股份有限公司), a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 300017); (iv) from January 2015 to January 2021, Shanghai Yongli Belting Co., Ltd.(上海永利帶業股份有限公司), a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 300230); (v) from February 2017 to June 2023, Shanghai Environment Group Co., Ltd. (上海環境集團股份有限公司), a company whose shares are listed on the Shanghai Stock Exchange (stock code: 601200); (vi) from April 2017 to April 2023, Hefei Huitong Holdings Co., Ltd. (合肥匯通控股股份有限公司), a company whose shares were once listed on the National Equities Exchange and Quotations (stock code: 831204); and (vii) from February 2018 to May 2024, Ruiqi Holdings Co., Ltd. (銳奇控股股份有限公司), a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 300126). Mr. Wang is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

Mr. Wang obtained his bachelor’s degree in industrial and civil construction from Tongji University (同濟大學) in the PRC in June 1982, and obtained his master’s degree in industrial management engineering from Tongji University (同濟大學) by way of in-service postgraduate study in the PRC in April 1988, then further obtained his doctor’s degree in management science and engineering from Tongji University (同濟大學) by way of in-service postgraduate study in the PRC in September 2003.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Save as disclosed above, none of the proposed Directors of the Successor Company had held any other directorships in companies listed in Hong Kong or overseas during the three years immediately preceding the date of this circular.

Save as disclosed above, to the best of the knowledge, information and belief of the proposed Directors of the Successor Company having made all reasonable enquiries, there are no other matters in respect of each of the Directors that are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules as of the Latest Practicable Date. None of the Directors and senior management members of the Successor Company are related to other Directors and senior management members of the Successor Company as of the Latest Practicable Date.

Save as disclosed above, each of the proposed Directors of the Successor Company confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with the business of the Successor Group, and requires disclosure under Rule 8.10 of the Listing Rules.

Each of the Directors of the Successor Company confirms that he or she (i) has obtained the legal advice referred to under Rule 3.09D of the Listing Rules in August 2023, and (ii) understands his or her obligations as a director of a listed issuer under the Listing Rules.

Each of the independent non-executive Directors of the Successor Company has confirmed (i) his independence as regards each of the factors referred to in Rules 3.13(1) to (8) of the Listing Rules, (ii) that he has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company under the Listing Rules as of the Latest Practicable Date, and (iii) that there are no other factors that may affect his independence at the time of his appointments.

Other information required to be disclosed under Rule 13.51(2)(h) to (v) of the Listing Rules

Mr. Wang Dong was a director of Shanghai Jingmao Agricultural Technology Co., Ltd. (上海晶貓農業科技有限公司), a company established in the PRC. The business license of Shanghai Jingmao Agricultural Technology Co., Ltd. (上海晶貓農業科技有限公司) was revoked as it ceased business operation for over six months and failed to file its annual report as required under the relevant PRC laws and regulations.

Mr. Wang Xiang held positions in the following entities, each of which had its business license revoked as a result of failure to conduct annual inspection as required under the relevant PRC laws and regulations: (i) supervisor of Beijing Chuangshi Tonglian Information Technology Co., Ltd. (北京創視通聯信息技術有限公司), and (ii) general manager, director and legal representative of Beijing Huali Yingfu Network System Technology Co., Ltd. (北京華立英富網絡系統技術有限公司).

Each of Mr. Wang Dong and Mr. Wang Xiang confirmed that (i) the annual inspection and filing of annual report was inadvertently overlooked after cessation of business of the above mentioned companies; and (ii) there was no dishonest or fraudulent act on his part in respect of the license revocation and non-compliance of the above-mentioned companies. Each of Mr. Wang Dong and Mr. Wang Xiang further confirmed that as of the Latest Practicable Date, he has not received any (i) claims or legal proceedings made or commenced against him by any creditors of the above mentioned companies or any third parties; (ii) notice or sanction by any relevant government authorities against him imposing any penalty or order for rectification or alleging that he is personally liable for the above mentioned non-compliances; or (iii) notice of disqualification by relevant authorities requiring him to cease to act as director of any companies.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Mr. Chen Yin was a supervisor of Nanjing Youyou Ziyu Business Consulting Co., Ltd. (南京悠游子魚商務諮詢有限公司) (“Youyou Ziyu”), a company established in the PRC. Youyou Ziyu was deregistered due to declaration of bankruptcy.

Mr. Chen Yin confirmed that (i) as a supervisor, he was not involved in Youyou Ziyu’s daily operation and management; and (ii) there was no dishonest or fraudulent act on his part in respect of the bankruptcy of Youyou Ziyu. Mr. Chen Yin further confirmed that as of the Latest Practicable Date, he has not received any (i) claims or legal proceedings made or commenced against him by any creditors of Youyou Ziyu or any third parties; (ii) notice or sanction by any relevant government authorities against him imposing any penalty or order for rectification or alleging that he is personally liable for the bankruptcy of Youyou Ziyu; or (iii) notice of disqualification by relevant authorities requiring him to cease to act as director of any companies.

As of the Latest Practicable Date and save as disclosed above, there is no additional information relating to the Directors of the Successor Company that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

SENIOR MANAGEMENT

The table below sets forth certain information in respect of the senior management of the Successor Group immediately following the completion of the De-SPAC Transaction:

Name	Age	Position	Date of joining the Target Group	Date of appointment as a senior management of the Target Company	Date of appointment as a senior management of the Successor Company	Roles and responsibilities

Mr. Wang Dong (王東)	48	Chief Executive Officer	February 27, 2012	February 27, 2012	Completion date of the De-SPAC Transaction	Overall strategic planning and business direction and management of the Successor Group

Mr. Wang Changhui (王常輝)	40	Chief Operating Officer	February 27, 2012	February 27, 2012	Completion date of the De-SPAC Transaction	Overall management of business operations of the Successor Group

Ms. Gong Yingxin (宮穎欣)	48	Senior Vice President	October 29, 2013	December 29, 2015	Completion date of the De-SPAC Transaction	Overall management of brand building and government relations of the Successor Group

Ms. Zhou Min (周敏)	36	Financial Vice President	July 20, 2015	December 16, 2019	Completion date of the De-SPAC Transaction	Responsible for the management of the financial center in the Successor Group

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Name	Age	Position	Date of joining the Target Group	Date of appointment as a senior management of the Target Company	Date of appointment as a senior management of the Successor Company	Roles and responsibilities

Mr. Zhang Xiaokun (張曉坤)	39	Vice President	April 13, 2012	January 1, 2022	Completion date of the De-SPAC Transaction	Responsible for the management of TCRM Platform (騰採通) business unit and new business unit in the Successor Group

Mr. Zhang Xurui (張緒瑞)	47	Vice President	April 8, 2021	April 8, 2021	Completion date of the De-SPAC Transaction	Responsible for the management of the digital technology division and risk management division in the Successor Group

Mr. Tong Yaming (童亞明)	49	Vice President	June 18, 2013	June 18, 2013	Completion date of the De-SPAC Transaction	Responsible for the management of the upstream suppliers of the Successor Group

Ms. Chen Qing (陳清)	39	Vice President	February 1, 2013	November 1, 2018	Completion date of the De-SPAC Transaction	In charge of transaction service department and be responsible for downstream customer management of the Successor Company

Mr. Zeng Lingyu (曾令宇)	47	Vice President	February 24, 2014	July 1, 2019	Completion date of the De-SPAC Transaction	Responsible for the management of human resources of the Successor Group

Mr. Meng Long (孟龍)	35	Secretary of the Successor Board, Assistant to the Chief Executive Officer	November 2, 2020	November 2, 2020	Completion date of the De-SPAC Transaction	Responsible for the management of capital operation and investor relationships in the Successor Group

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Mr. Wang Dong (王東), aged 48, is also proposed to be appointed as the chief executive officer of the Successor Group immediately following the completion of the De-SPAC Transaction. For details of his biography, see “– Board of Directors – Executive Director” in this section.

Mr. Wang Changhui (王常輝), aged 40, is also proposed to be appointed as the chief operation officer of the Successor Group immediately following the completion of the De-SPAC Transaction. For details of his biography, see “– Board of Directors – Executive Directors” in this section.

Ms. Gong Yingxin (宮穎欣), aged 48, is also proposed to be appointed as the senior vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. For details of her biography, see “– Board of Directors – Executive Directors” in this section.

Ms. Zhou Min (周敏), aged 36, is also proposed to be appointed as the financial vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. For details of her biography, see “– Board of Directors – Executive Directors” in this section.

Mr. Zhang Xiaokun (張曉坤), aged 39, is proposed to be appointed as the vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Zhang joined the Target Group in April 2012 and was appointed as the vice president of the Target Group on January 1, 2022. He will be primarily responsible for the management of TCRM Platform (騰採通) business unit and new business unit of the Successor Company. Mr. Zhang has been serving as the vice president of Zhaogang Netcom since January 1, 2022.

Prior to joining the Target Group, from July 2009 to June 2012, Mr. Zhang worked as a technician of China Land Resources Aerial Geophysical Remote Sensing Center (中國國土資源航空物探遙感中心). From October 2010 to April 2012, Mr. Zhang served as the chief executive officer of Beijing Smart Tao Network Technology Co., Ltd. (北京智能淘網絡技術有限公司), where he was responsible for operation and daily management of the company.

Mr. Zhang received a bachelor’s degree in exploration technology and engineering and a master’s degree in geotechnical engineering from China University of Geosciences, Beijing (中國地質大學(北京)) in the PRC in July 2006 and July 2009, respectively.

Mr. Zhang Xurui (張緒瑞), aged 47, is proposed to be appointed as the vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Zhang joined the Target Group in April 2021 as the vice president. He will be primarily responsible for the management of the digital technology division and risk management division of the Successor Company. Mr. Zhang has been serving as the vice president of Zhaogang Netcom since April 2021.

Prior to joining the Target Group, Mr. Zhang served as the general manager of portfolio investment department of Bohai International Trust Co., Ltd. (渤海國際信託股份有限公司) from March 2013 to April 2021, where he was responsible for the launch of trust business in the portfolio investment department of the company.

Mr. Zhang received a bachelor’s degree in economic law from China University of Political Science and Law (中國政法大學) in the PRC in July 1999. Mr. Zhang was awarded the 12th “Chengxintuo” Best Innovative Trust Product Award (「誠信託」最佳創新信託產品獎) by Shanghai Securities News (上海證券報). In April 2020, Mr. Zhang obtained the Award of Excellence for Key Research Topics for the year of 2019 (2019年度重點研究課題優秀獎) from the Finance Association from Hebei Province (河北省金融學會). Mr. Zhang was awarded Gold Medal Innovative Financial Products for the year of 2020 (2020年度金牌創新力金融產品) by the Financial Management Magazine (金融理財雜誌社).

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Mr. Tong Yaming (童亞明), aged 49, is proposed to be appointed as the vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Tong joined the Target Group on June 18, 2013 as the vice president. He will be primarily responsible for the management of the upstream suppliers of the Successor Company. Mr. Tong has been serving as the vice president of Zhaogang Netcom since June 2013.

Prior to joining the Target Group, Mr. Tong served as a vice president of Zhejiang Guoyuan Holdings Co., Ltd. (浙江國遠控股有限公司), where he was responsible for the business management of the company from October 2007 to June 2013.

Mr. Tong received an EMBA through in-service postgraduate study from Sichuan Agricultural University (四川農業大學) in the PRC in January 2022.

Ms. Chen Qing (陳清), aged 39, is proposed to be appointed as the vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Ms. Chen joined the Target Group on February 1, 2013 and was appointed as the vice president of the Target Group on November 1, 2018. She will be in charge of transaction service department and be responsible for downstream customer management of the Successor Company. Ms. Chen has been serving as the vice president of Zhaogang Netcom since November 2018.

Prior to joining the Target Group, Ms. Chen was employed by Zhejiang Guoyuan Holdings Co., Ltd. (浙江國遠控股有限公司) from March 2008 to February 2013.

Ms. Chen received a bachelor’s degree in accounting from Jiaxing University (嘉興學院) in the PRC in June 2007, and an EMBA degree from Fudan University (復旦大學) in the PRC in June 2020.

Mr. Zeng Lingyu (曾令宇), aged 47, is proposed to be appointed as a vice president of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Zeng joined the Target Group in February 2014 as a human resource director of the Target Group. He will be primarily responsible for the management of human resources of the Successor Group. Mr. Zeng has been serving as a vice president of Zhaogang Netcom since July 2019.

Prior to joining the Target Group, Mr. Zeng worked at Shanghai Honghua Education and Science Consulting Co., Ltd. (上海泓華科教諮詢有限公司) from March 2003 to March 2005. From April 2005 to November 2007, he was employed by Shanghai Weixun Tianda Information Technology Co., Ltd. (上海威訊天達信息科技有限公司). From December 2007 to December 2008, he worked at Beijing Shouzheng Information Technology Co., Ltd., Shanghai Branch (北京首正信息技術有限公司上海分公司). From December 2008 to April 2009, he was employed by Shanghai Quancheng Communication Technology Co., Ltd. (上海全成通信技術有限公司). From August 2009 to May 2013, he was employed by Shanghai Yuantong Technology Co., Ltd. (上海緣通科技有限公司).

Mr. Zeng received a bachelor’s degree in computer application from University of Electronic Science and Technology (電子科技大學) in the PRC in December 2001, and a master’s degree in project management from Shanghai Jiaotong University (上海交通大學) in the PRC in March 2010 through part-time learning.

Mr. Meng Long (孟龍), aged 35, is proposed to be appointed as the secretary of the Successor Board and assistant to the chief executive officer of the Successor Group immediately following the completion of the De-SPAC Transaction. Mr. Meng joined the Target Group in November 2020 as the secretary of the board and assistant to the chief executive officer of the Target Group. He will be primarily responsible for the management of capital operation and investor relationships of the Successor Company. Mr. Meng has been serving as the secretary of the board and assistant to the chief executive officer of Zhaogang Netcom since November 2020.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Prior to joining the Target Group, Mr. Meng served as a deputy director of capital operation department and securities representative of Sundiro Holding Co., Ltd. (新大洲控股股份有限公司) from January 2014 to October 2016, a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000571) where he was responsible for the capital operation, information disclosure and investors relationships. From November 2016 to January 2020, he served as the secretary to the board of directors and financial director of Shanghai Taidu Intelligent Technology Co., Ltd. (上海鈦度智能科技有限公司), where he was responsible for investment and financing, capital operation and finance management. From March 2020 to November 2020, Mr. Meng served as financial director of Shanghai Etong Technology Co., Ltd. (上海易同科技股份有限公司), a company delisted on the National Equities Exchange and Quotations in the PRC on February 28, 2023 (stock code: 430258), where he was responsible for the investment and financing, and financial management.

Mr. Meng received a bachelor’s degree in finance from Hunan University (湖南大學) in the PRC in July 2012, and a master’s degree in finance from Shanghai University of Finance and Economics (上海財經大學) in the PRC in June 2014. Mr. Meng obtained qualification certificate for the board secretary (董事會秘書資格證書) from the Shenzhen Stock Exchange in October 2014, the certificate of Certified Public Accountant (CPA) (註冊會計師證書) from the CPA Examination Committee of the Ministry of Finance (財政部註冊會計師考試委員會) in March 2020, the certificate of Chartered Financial Analyst (CFA) (特許金融分析師證書) from the CFA Institute in September 2019.

JOINT COMPANY SECRETARIES

Mr. Meng Long (孟龍), is proposed to be appointed as one of joint company secretaries of the Successor Company immediately following the completion of the De-SPAC Transaction. See the section headed “– Senior Management – Mr. Meng Long” for his biography.

Ms. Lai Siu Kuen (黎少娟), is proposed to be appointed as one of joint company secretaries of the Successor Company immediately following the completion of the De-SPAC Transaction.

Ms. Lai is a director of corporate services of Tricor Services Limited, a global professional services provider specialising in integrated business, corporate and investor services. She has more than 20 years of experience in advising and assisting with the corporate secretarial and corporate governance matters of Hong Kong listed companies. She is currently the sole or joint company secretary of several companies listed on the Stock Exchange. She is a fellow member of both The Hong Kong Chartered Governance Institute (formerly The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly The Institute of Chartered Secretaries and Administrators) in the United Kingdom.

Ms. Lai obtained a bachelor of arts degree in accountancy from the Hong Kong Polytechnic University in November 1997.

BOARD COMMITTEES

The Successor Board has established corporate governance, audit, remuneration and nomination committees, to which they have delegated various responsibilities. The Successor Company's corporate governance, audit, remuneration and nomination committees assist the Successor Board in discharging its duties and overseeing particular aspects of the Successor Company's activities.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Corporate Governance Committee

The Successor Company has established a corporate governance committee in compliance with the Corporate Governance Code as set forth in Appendix C1 to the Listing Rules (the “Corporate Governance Code”) and Chapter 8A of the Listing Rules. The corporate governance committee comprises three independent non-executive Directors, namely Mr. Chen Yin, Mr. Wang Weisong and Mr. Wang Xiang. Mr. Chen Yin is the chairman of the corporate governance committee.

In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code as set out in Appendix C1 of the Listing Rules, the work of the Successor Company's corporate governance committee as set out in its terms of reference includes:

a.	to develop and review the Successor Company’s policies and practices on corporate governance and make recommendations to the Successor Board;

b.	to review and monitor the training and continuous professional development of the Successor Company's Directors and senior management;

c.	to review and monitor the Successor Company’s policies and practices on compliance with legal and regulatory requirements;

d.	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

e.	to review the Successor Company’s compliance with the Corporate Governance Code as set out in Appendix C1 of the Listing Rules and disclosure in the Corporate Governance Report;

f.	to review and monitor whether the Successor Company is operated and managed for the benefit of all of its Shareholders;

g.	to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Successor Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

h.	to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

i.	to review and monitor the management of conflicts of interests and make a recommendation to the Successor Board on any matter where there is a potential conflict of interest between the Successor Company, its subsidiary or consolidated affiliated entity and/or Shareholder on one hand and any beneficiary of weighted voting rights on the other;

j.	to review and monitor all risks related to the Successor Company’s WVR structure, including connected transactions between the Successor Company and/or its subsidiary or consolidated affiliated entity on one hand and any beneficiary of weighted voting rights on the other and make a recommendation to the Successor Board on any such transaction;

k.	to make a recommendation to the Successor Board as to the appointment or removal of the Compliance Advisor;

l.	to seek to ensure effective and on-going communication between the Successor Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

m.	to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Successor Board in respect of the matters in items (i) to (k) above.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by the Successor Company for inclusion in the Successor Company's interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.

Audit Committee

The Successor Company has established an audit committee in compliance with Rule 3.21 of the Listing Rules and paragraph D.3.3 of the Corporate Governance Code as set forth in Appendix C1 to the Listing Rules. The audit committee comprises one non-executive Director and two independent non-executive Directors, namely Mr. Wang Weisong, Mr. Chen Yin and Mr. Jiang Rongfeng. Mr. Wang Weisong is the chairman of the audit committee and possesses the appropriate qualifications or accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The primary duties of the audit committee include (i) reviewing and supervising the effectiveness of the Successor Company's financial reporting, risk management and internal control systems; (ii) reviewing the Successor Company's financial information; (iii) considering issues relating to external auditors and their appointment; (iv) reviewing and approving connected transactions; and (v) other duties and responsibilities as assigned by the Successor Board.

Remuneration Committee

The Successor Company has established a remuneration committee with written terms of reference in compliance with Rule 3.25 of the Listing Rules and paragraph E.1.2 of the Corporate Governance Code. The remuneration committee comprises one executive Director and two independent non-executive Directors, namely Mr. Wang Xiang, Mr. Chen Yin and Mr. Ye Qian. Mr. Wang Xiang is the chairman of the remuneration committee.

The primary duties of the remuneration committee include: (i) establishing, reviewing and advising the Successor Board on the policy and structure of remuneration to the Directors and senior management officers; (ii) establishing a formal and transparent procedure for developing policies concerning such remuneration; (iii) determining the terms and specific remuneration packages of all Directors and senior management officers; (iv) reviewing and approving performance-based remuneration by reference to corporate goals and objectives resolved by the Successor Board from time to time; and (v) reviewing and/or approving matters relating to share schemes under Chapter 17 of the Listing Rules.

Nomination Committee

The Successor Company has established a nomination committee in compliance with Rule 3.27A of the Listing Rules and paragraph B.3.1 of the Corporate Governance Code. The nomination committee comprises one executive Director and two independent non-executive Directors, namely Mr. Wang Xiang, Mr. Wang Weisong and Ms. Gong Yingxin. Mr. Wang Xiang is the chairman of the nomination committee.

The primary duties of the nomination committee include (i) reviewing the structure, diversity, size and composition of the Successor Board on a regular basis and making recommendations regarding any proposed changes to its composition; (ii) identifying, selecting or making recommendations to the Successor Board on the selection of nominees for directorship; (iii) ensuring the diversity of the Successor Board; (iv) assessing the independence of the Successor Company's independent non-executive Directors; (v) making recommendations to the Successor Board regarding the appointment, re-appointment, removal and succession of the Directors; and (vi) assessing each Director's time commitment and contribution to the Board annually.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

CORPORATE GOVERNANCE

The Successor Company recognizes the importance of incorporating elements of good corporate governance in its management structure and internal control procedures so as to achieve effective accountability. The Successor Company has adopted the code provisions stated in the Corporate Governance Code. The Successor Company is committed to the view that the Successor Board should include a balanced composition of executive Directors, non-executive Directors and independent non-executive Directors so that there is a strong independent element on the Successor Board that can effectively exercise independent judgement.

To accomplish the high standards of corporate governance, the Successor Company will comply with the Corporate Governance Code set out in Appendix C1 to the Listing Rules and the associated Listing Rules after the completion of the De-SPAC Transaction.

BOARD DIVERSITY

The Successor Board has adopted a board diversity policy which sets out the approach to achieve diversity on the Successor Board. The Successor Company recognizes and embraces the benefits of having a diverse Successor Board and sees increasing diversity at the board level as an essential element in supporting the attainment of the Successor Company’s strategic objectives and sustainable development. The Successor Company seeks to achieve board diversity through the consideration of a number of factors, including but not limited to talent, skills, gender, age, cultural and educational background, ethnicity, professional experience, independence, knowledge and length of service. The Successor Company will select potential board candidates based on merit and his/her potential contribution to the Successor Board while taking into consideration the Successor Company's own business model and specific needs from time to time. All Successor Board appointments will be based on meritocracy and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Successor Board.

The Successor Board has a balanced mix of knowledge, skills and experience, including but without limitation to operation, management, financial investment, administrative management, economics, electrical technology and marketing. They completed studies in various majors including but without limitation to accounting, industrial and construction, physics, management and engineering. The Successor Company has three independent non-executive Directors who have different industry backgrounds, including but without limitation to accounting and auditing, management, industrial and construction. Furthermore, the Directors of the Successor Company are of a wide range of age, from 36 to 65 years old. Taking into account the Successor Company's business model and specific needs as well as the presence of two female Directors out of a total of nine Successor Board members, the Successor Company considers that the composition of the Successor Board satisfies the board diversity policy.

The Successor Company recognizes the particular importance of gender diversity on the Successor Board. The Successor Company has taken and will continue to take steps to promote and enhance gender diversity at all levels of the Successor Company, including but without limitation at the board and senior management levels. The board diversity policy provides that the Successor Board shall take opportunities when selecting and making recommendations on suitable candidates for Successor Board appointments with the aim of increasing the proportion of female members over time after the completion of the De-SPAC Transaction. The Successor Company will also ensure that there is gender diversity when recruiting staff at the middle to senior levels so that the Successor Company has a pipeline of female senior management and potential successors to the Successor Board going forward. It is the Successor Company's objective to maintain an appropriate balance of gender diversity with reference to the stakeholders’ expectations and international and local recommended best practices.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

The Successor Company's nomination committee is responsible for ensuring the diversity of the Successor Board members. After the completion of the De-SPAC Transaction, the Successor Company's nomination committee will review the board diversity policy and its implementation annually to monitor its continued effectiveness and the Successor Company will disclose the implementation of the board diversity policy, including any measurable objectives set for implementing the board diversity policy and the progress on achieving these objectives, in the Successor Company's corporate governance report on an annual basis.

CODE PROVISION C.2.1 OF THE CORPORATE GOVERNANCE CODE

In view of Mr. Wang Dong’s experience, personal profile and his roles in the Successor Company as mentioned above and that Mr. Wang Dong has assumed the role of chief executive officer of the Target Company since its commencement of business, the Successor Board considers it beneficial to the business prospect and operational efficiency of the Successor Company that upon the completion of the De-SPAC Transaction, Mr. Wang Dong acts as the chairman of the Successor Board and continues to act as the chief executive officer of the Successor Company. While this will constitute a deviation from Code Provision C.2.1 of the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, the Successor Board believes that this structure will not impair the balance of power and authority between the Successor Board and the management of the Successor Company, given that: (i) decision to be made by the Successor Board requires approval by at least a majority of the Directors; (ii) Mr. Wang Dong and the other Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among other things, that he acts for the benefit and in the best interests of the Successor Company and will make decisions for the Successor Company accordingly; and (iii) the balance of power and authority is ensured by the operations of the Successor Board which comprises experienced and high caliber individuals who meet regularly to discuss issues affecting the operations of the Successor Company. Moreover, the overall strategic and other key business, financial, and operational policies of the Successor Company are made collectively after thorough discussion at both board and senior management levels. The Successor Board will continue to review the effectiveness of the corporate governance structure of the Successor Company in order to assess whether separation of the roles of chairman of the Successor Board and chief executive officer is necessary.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Upon the completion of the De-SPAC Transaction, the Directors and members of senior management of the Successor Company will receive compensation in the form of salaries, bonuses and other benefits in kind such as contributions to pension plans. The aggregate remuneration (including fees, salaries, contributions to pension schemes, bonus, share-based payments, retirement benefits scheme, allowances and other benefits in kind) paid to the Directors in the Target Company for the three years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024 was approximately RMB12.43 million, RMB6.91 million, RMB271.42 million and RMB5.01 million, respectively. Save as disclosed above, no other amounts have been paid or are payable by any member of the Target Group to the Directors or members of the senior management of the Target Company during the Track Record Period.

For the three years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024, the number of the Directors of the Target Company being among the five highest paid individuals in the Target Group were two, three, three and three, respectively. The aggregate amount of fees, salaries, contributions to pension schemes, bonus, share-based payments, retirement benefits scheme, allowances and other benefits in kind paid to the five highest paid individuals, who is neither a Director nor chief executive of the Target Company, in the Target Group for three years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024 was approximately RMB7.45 million, RMB3.42 million, RMB76.57 million and RMB2.61 million, respectively.

DIRECTORS AND SENIOR MANAGEMENT OF THE SUCCESSOR COMPANY

The Target Group did not pay any remuneration to the Directors of the Target Company or the five highest paid individuals as an inducement to join the Target Group, upon joining the Target Group, or as compensation for loss of office during the Track Record Period. Furthermore, none of the Directors of the Target Company have waived or agreed to waive any remuneration during the Track Record Period.

Under the arrangements currently in force and on the assumption that the proposed Directors of the Successor Company will be appointed upon the completion of the De-SPAC Transaction, the aggregate remuneration (excluding discretionary bonus) to the Directors of the Successor Company for the year ending December 31, 2024 is estimated to be no more than approximately RMB15 million.

The Successor Board will review and determine the remuneration and compensation packages of the Directors and senior management officers with, following the completion of the De-SPAC Transaction, the benefit of recommendations from the remuneration committee. The Successor Company's remuneration committee will take into account salaries paid by comparable companies, time commitment and responsibilities of the Directors and performance of the Successor Group.

COMPLIANCE ADVISOR

In compliance with Rule 3A.19 and 8A.33 of the Listing Rules, the Successor Company has appointed Altus Capital Limited as the compliance advisor to provide advisory services to the Successor Company. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Successor Company expects that the compliance advisor will, among others, advise the Successor Company with due care and skill in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report;

(b)	where a transaction, which might be a notifiable or connected transaction, is contemplated, including shares issuances and share repurchases;

(c)	where the Successor Company proposes to use the proceeds from the De-SPAC Transaction in a manner different from that detailed in this circular or where the Successor Company's business activities, developments or results deviate from any forecast, estimate, or other information in this circular;

(d)	where the Stock Exchange makes an inquiry of the Successor Company regarding unusual movements in the price or trading volume of the Successor Company Shares;

(e)	the WVR structure;

(f)	transactions in which any beneficiary of weighted voting rights in the Successor Company has an interest; and

(g)	where there is a potential conflict of interest between the Successor Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Successor Company on the other.

The term of appointment of the compliance advisor shall commence on the completion date of the De-SPAC Transaction. Pursuant to Rule 8A.33 of the Listing Rules, the Successor Company is required to engage a compliance advisor on a permanent basis.

FUTURE PLANS AND USE OF PROCEEDS

Unless the context otherwise requires, all references in this section to “Zhaogang,” “we,” “us” or “our” refer to ZG Group, its subsidiaries, and its Consolidated Affiliated Entities.

FUTURE PLANS

For further details of our future plans, please see “Business of the Target Group – Our Strategies” in this circular.

USE OF PROCEEDS

After deducting the De-SPAC Transaction expenses of HK$158.1 million, and assuming 100%, 50% and none of Aquila Class A Shareholders exercise redemption rights with respect to their Aquila Class A Shares, the net proceeds which the Successor Company will receive from the De-SPAC Transaction are estimated to be approximately HK$377.7 million, HK$878.0 million and HK$1,378.3 million, respectively. The net proceeds will be applied in the same proportion in all three scenarios. For details on the De-SPAC Transaction expenses, see “Financial Information of the Target Group – De-SPAC Transaction Expenses.” The following sets forth the intended use of the net proceeds (assuming 100% of Aquila Class A Shareholders exercise redemption rights with respect to their Aquila Class A Shares):

Approximately 25%, or HK$94.4 million, is expected to be used to enhance our service offerings over the next five years.

We plan to enhance our service offerings to further cater to the needs of the steel transaction market, improve buyers’ transaction experience on our digital platform, thereby enhancing their stickiness with us. This improvement focuses on the external side and user experience at its entirety for those coming to the digital platform with elevated service offerings that cover the entire transaction process with friction points including price tiering, logistics, fulfilment, warehousing, service customization. Specifically, we plan to:

(i)	further optimize our logistics, warehousing and processing services in the next five years, through (a) connecting with more logistics, warehousing and processing service providers and speeding up matchmaking of our services providers' resources; and (b) further streamlining warehouses management through integrated storage and distribution to enable effective monitoring of steel products circulation, and to prevent misappropriation of goods;

(ii)	offer SaaS products with diverse features including (a) offering different pricing tiers that would reach a broader range of users to choose the level of service that best fits their needs and budget in the next one to three years, (b) providing on-demand services integrating various tools available on our platform to better serve various customer needs and attract more users in the next three to five years, and (c) partnering, acquiring or integrating other tools that complement our own products, that can further add value of our users by offering a more comprehensive solutions in the next five years;

(iii)	improve the level of automation of our price quotation and order matching systems through continuous refinement of underlying algorithms in the next one to three years; and

(iv)	elevate expansion of our overseas transaction business in the next three years, leveraging our experience on operating digital platform and taking into account the unique preferences and practices of overseas users. The heavy-to-light transformation of overseas transaction business is expected to be substantially completed in the next five years, including transformation of business model, inventory management, and capital investment alongside the implementation of digitalization tools.

FUTURE PLANS AND USE OF PROCEEDS

By enhancing the quality and diversity of our services, we strive to further enhance buyers’ transaction experience on our digital platform, improve transaction efficiency, further convert more transacting buyers into users of our transaction support services, which in turn increases their stickiness with us.

To enhance our service offerings in the aforementioned aspects, among the 25%, or HK$94.4 million, (i) HK$42.0 million is expected to be used for overseas market infrastructure and development costs, (ii) HK$31.4 million is expected to be used for marketing and promotion expenses, and (iii) HK$21.0 million is expected to be used to support the operational costs of our logistics, warehousing and processing services in the next five years.

Approximately 20%, or HK$75.5 million, is expected to be used to broaden our buyer base and increase their stickiness over the next five years.

A strong and loyal buyer base is one of the key factors in sustaining and reinforcing our business growth. We seek to continually enhance our existing buyer relations and attract new ones. We plan to:

(i)	strategically (a) set up more local service stations domestically and globally in cities and regions which we believe have growth potential, and (b) invest more in on-the-ground sales and marketing efforts to boost our brand recognition, and penetrate deeper into local markets in the next five years; and

(ii)	recruit more experienced personnel who have deep industry insights and rich know-how to offer more customized after-sales services to buyers in the next one to three years, with an aim to attract and serve major local industrial and construction companies, and make our services more accessible to a broader range of potential buyers.

To achieve the aforementioned buyer base development, among the 20%, or HK$75.5 million, (i) HK$45.4 million is expected to be used for staff recruitment costs, office expenses and marketing expenses for the development of local service stations, and (ii) HK$30.1 million is expected to be used for the staff costs of experienced personnel recruited to offer more customized after-sales services to buyers in the next five years.

Approximately 20%, or HK$75.5 million, is expected to be used to strengthen our digitalization and technological capabilities over the next five years.

As a platform service provider, we have always attached great importance to the underlying digital infrastructure which supports our internal workflow and improves overall operating efficiencies, and our ability to develop and enhance our digital solutions. Currently we already have established an advanced digital infrastructure backed by our transaction processing system, and we strive to maintain our advantage in this respect by regularly maintaining and upgrading the system. Moreover, we aim to further develop our technological capabilities in areas that are conducive to our business expansion. This improvement is substantively related to an in-house developed technological infrastructure serving variety of functions such as end-to-end communications, synchronization mechanism, database expandability, AI and user interface upgrade, which usually takes a longer cycle to build and evolve for any e-commerce platform. Specifically, we plan to:

(i)	continually upgrade our existing digital infrastructure including our existing digital platform, systems and technologies in the next one to three years, including (a) optimizing the interaction between the back-end transaction processing system and the front-end user interfaces for better integration and efficiencies and (b) further enhancing integration with sellers’ IT systems and databases to better synchronize their inventory information or production capacities on our digital platform;

(ii)	advance the AI, NLP and machine learning technologies underlying our digital tools, for example, digital humans designed for steel industry, to further enhance transaction processes in the next three to five years; and

(iii)	explore and expand more collaboration opportunities with industry-leading technology companies or solution providers, to co-develop digital tools that are complementary to our business in the next five years.

FUTURE PLANS AND USE OF PROCEEDS

We plan to further promote the technology innovation by exploring cutting-edge technologies and investing in the research and development of new digital infrastructure with a strategic focus on AI-related digital infrastructure, including developing AI large language model and AI+SaaS cloud services. This will complement our existing digital infrastructure and lay the foundation for our new business development.

To achieve the aforementioned technological development, among the 20%, or HK$75.5 million, (i) HK$37.4 million is expected to be used to support hardware maintenance and update, (ii) HK$35.2 million is expected to be used for the staff costs of relevant research and development personnel, and (iii) HK$2.9 million is expected to be used to purchase outsourced software to complement with our self-developed systems in the next five years.

Approximately 25%, or HK$94.4 million, is expected to be used to explore cross-industry expansion over the next five years.

Leveraging our expertise and long-term success in the steel industry, we plan to replicate our practices and know-how in the non-steel industry and expand our presence accordingly, to capture these tremendous market opportunities presented with us. In particular, we plan to (i) increase our investments in developing business relationships with partners in other non-steel industries in the next one to three years, and (ii) invest in research development related to introduction of new platforms and product offerings catering to the different needs of customers in non-steel industries in the next five years. Some of the industries we target to enter into in the near future include electronic components, hardware and electromechanical products, and non-ferrous metals.

Although these non-steel industries may, at first glance, vary significantly from each other, these industries share similarities with the steel industry. Steel is a highly standardized industrial product, characterized by a significant amount of SKUs and volatile prices, so are the electronic components, electrical and electric, hardware and electromechanical products, and non-ferrous metals. Being one of the most traded commodity in the world, steel is usually transacted with large quantity, wide variations and price volatility which indicate demand for digital transformation which will make the industry modernize and make the supply chain more efficient. Traditional non-steel product transactions face similar challenge which can be addressed comparably. A unified marketplace enabled by online transaction can improve the trade process including price quoting and bidding for both buyers and sellers leading to an improved efficiency.

We also plan to conduct selected merger and acquisitions that are complementary to us and can effectively leverage our existing service offerings, for example, SaaS companies, to facilitate our expansion into other industries. We will selectively evaluate potential opportunities, taking into account various criteria, including the target’s (i) customer base, (ii) strengths in product categories and industry verticals, (iii) geographic exposure, and (iv) financial track records. As of the Latest Practicable Date, we had not identified any specific investment or acquisition targets.

To achieve the aforementioned cross-industry expansion, among the 25%, or HK$94.4 million, (i) HK$42.0 million is expected to be used to support expansion in non-ferrous metal industry, (ii) HK$31.4 million is expected to be used to support expansion in SaaS product industry, and (iii) HK$21.0 million is expected to be used to support expansion in other industries such as low-voltage electrical apparatus and bearings in the next five years.

FUTURE PLANS AND USE OF PROCEEDS

Approximately 10%, or HK$37.8 million, is expected to be used for working capital and general corporate purpose.

Assuming 100%, 50% and none of Aquila Class A Shareholders exercise redemption rights with respect to their Aquila Class A Shares, the estimated net proceeds which the Successor Company will receive from the De-SPAC Transaction may be different. In the three scenarios, the respective amount and allocation of the estimated net proceeds are set forth as below.

	Assumed percentage of Aquila Class A Shareholders exercise redemption rights with respect to their Aquila Class A Shares
	100%		50%		0%

	(HK$ in millions, except for percentages)
Use of Proceeds Allocation
Enhance service offerings through digitalization	94.4	25%	219.5	25%	344.6	25%
Broaden buyer base and increase their stickiness	75.5	20%	175.6	20%	275.7	20%
Strengthen technological capabilities	75.5	20%	175.6	20%	275.7	20%
Explore cross-industry expansion	94.4	25%	219.5	25%	344.6	25%
Working capital and general corporate purpose	37.8	10%	87.8	10%	137.8	10%
Total	377.7	100%	878.0	100%	1,378.3	100%

To the extent that the net proceeds of the De-SPAC Transaction are not immediately required for the above purposes or if we are unable to put into effect any part of our plan as intended, we will hold such unused funds in short-term interest-bearing accounts at licensed commercial banks and/or other authorized financial institutions (as defined under the SFO or applicable laws and regulations in other jurisdictions) so long as it is deemed to be in the best interests of the Successor Company. In such event, we will comply with the appropriate disclosure requirements under the Listing Rules.

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

In preparation for the Listing, the Target Company has sought the following waivers from strict compliance with the relevant provisions of the Listing Rules:

MANAGEMENT PRESENCE IN HONG KONG

According to Rule 8.12 of the Listing Rules, the Successor Company must have sufficient management presence in Hong Kong. Normally, this means that at least two of its executive Directors must be ordinarily resident in Hong Kong.

Since the headquarters and business operations of the Successor Group are not principally located, managed or conducted in Hong Kong, the Successor Company does not, and for the foreseeable future, will not, have two executive Directors who are ordinarily resident in Hong Kong for the purpose of satisfying the requirements under Rule 8.12 of the Listing Rules.

Accordingly, the Target Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 8.12 of the Listing Rules. The Successor Company has made the following arrangements to maintain effective communication between the Stock Exchange and the Successor Company:

(a)	pursuant to Rule 3.05 of the Listing Rules, both of the Successor Company’s authorized representatives, Mr. Wang Dong and Ms. Lai Siu Kuen (“Ms. Lai”), will act as the Successor Company’s principal channels of communication with the Stock Exchange. Accordingly, the authorized representatives of the Successor Company will be able to meet with the relevant members of the Stock Exchange on reasonable notice and will be readily contactable by telephone, facsimile and email. The Successor Company will provide contact details of the two authorized representatives to the Stock Exchange and will inform the Stock Exchange as soon as practicable in respect of any changes in the authorized representatives. Although Mr. Wang Dong resides in the PRC, he possesses valid travel documents and is able to renew such travel documents when they expire to travel to Hong Kong. Both the Successor Company’s authorized representatives will be able to meet with the Stock Exchange within a reasonable period of time, when required;

(b)	each of the authorized representatives of the Successor Company has means of contacting all Directors (including independent non-executive Directors) of the Successor Company promptly at all times as and when the Stock Exchange proposes to contact a Director with respect to any matter;

(c)	each Director of the Successor Company has provided his/her mobile phone number, office phone number, fax number and e-mail address to the authorized representatives of the Successor Company and the Stock Exchange, and in the event that any Director of the Successor Company expects to travel or otherwise be out of office, he/she will provide the phone number of the place of his/her accommodation to the authorized representatives;

(d)	each Director of the Successor Company not ordinarily residing in Hong Kong possesses or can apply for valid travel documents to visit Hong Kong and will be able to meet with the relevant members of the Stock Exchange within a reasonable period of time;

(e)	the Successor Company appointed Altus Capital Limited as its compliance advisor (the “Compliance Advisor”), in compliance with Rule 3A.19 of the Listing Rules, who will also act as an additional channel of communication with the Stock Exchange. The Compliance Advisor will advise on ongoing compliance requirements and other issues arising under the Listing Rules and other applicable laws and regulations in Hong Kong for a period commencing on the Listing Date at least until the date when the Successor Company complies with Rule 13.46 of the Listing Rules in respect of its financial results for the first full financial year immediately following the Listing Date;

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

(f)	any meeting between the Stock Exchange and the Directors of the Successor Company will be arranged through the authorized representatives or the Compliance Advisor or directly with the Directors within a reasonable time frame. The Successor Company will inform the Stock Exchange promptly in respect of any changes in its authorized representatives or Compliance Advisor; and

(g)	the Successor Company will also retain legal advisors to advise on on-going compliance requirements as well as other issues arising under the Listing Rules and other applicable laws and regulations of Hong Kong after the Listing.

JOINT COMPANY SECRETARIES

Pursuant to Rules 3.28 and 8.17 of the Listing Rules, the Successor Company must appoint a company secretary who possesses the necessary academic and professional qualifications or relevant experience and is, in the opinion of the Stock Exchange, capable of discharging the functions of a company secretary.

Note 1 to Rule 3.28 of the Listing Rules provides that the Stock Exchange considers the following academic and professional qualifications to be acceptable:

(a)	a member of The Hong Kong Chartered Governance Institute;

(b)	a solicitor or a barrister (as defined in the Legal Practitioners Ordinance); and

(c)	a certified public accountant (as defined in the Professional Accountants Ordinance).

Note 2 to Rule 3.28 of the Listing Rules further sets out the factors that the Stock Exchange will consider in assessing an individual’s “relevant experience”:

(a)	length of employment with the issuer and other issuers and the roles he/she played;

(b)	familiarity with the Listing Rules and other relevant law and regulations, including the SFO, the Companies Ordinance, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and the Takeovers Code;

(c)	relevant training completed and/or to be completed, in addition to the minimum requirement under Rule 3.29 of the Listing Rules; and

(d)	professional qualifications in other jurisdictions.

Pursuant to paragraph 13 of Chapter 3.10 of the Listing Guide, the Stock Exchange will consider a waiver application by an issuer in relation to Rules 3.28 and 8.17 of the Listing Rules based on the specific facts and circumstances. Factors that will be considered by the Stock Exchange include:

(a)	whether the issuer has principal business activities primarily outside Hong Kong;

(b)	whether the issuer was able to demonstrate the need to appoint a person who does not have the Acceptable Qualification (as defined under paragraph 11 of Chapter 3.10 of the Listing Guide) nor Relevant Experience (as defined under paragraph 11 of Chapter 3.10 of the Listing Guide) as a company secretary; and

(c)	why the directors consider the individual to be suitable to act as the issuer’s company secretary.

Further, pursuant to paragraph 13 of Chapter 3.10 of the Listing Guide, such waiver, if granted, will be for a fixed period of time (the “Waiver Period”) and on the following conditions:

(a)	the proposed company secretary must be assisted by a person who possesses the qualifications or experience as required under Rule 3.28 of the Listing Rules and is appointed as a joint company secretary throughout the Waiver Period; and

(b)	the waiver will be revoked if there are material breaches of the Listing Rules by the issuer.

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

The Target Company considers that while it is important for the company secretary to be familiar with the relevant securities regulation in Hong Kong, he/she also needs to have experience relevant to the Successor Company’s operations, nexus to the Successor Board and close working relationship with the management of the Successor Company in order to perform the function of a company secretary and to take the necessary actions in the most effective and efficient manner. It is for the benefit of the Successor Company to appoint a person who has been with the Target Company for a period of time and is familiar with the Target Company’s business and affairs as company secretary.

The Target Company has appointed Mr. Meng Long (“Mr. Meng”) as one of the joint company secretaries of the Successor Company. Mr. Meng is the secretary of the Successor Board and assistant to the chief executive officer of the Target Group. Mr. Meng has extensive experience in matters concerning the Successor Board as well as the corporate governance. However, Mr. Meng does not possess the specified qualifications strictly required under Rule 3.28 of the Listing Rules and, thus, may not be able to fulfill the requirements of the Listing Rules on his own. Therefore, the Target Company also appointed Ms. Lai, a Chartered Secretary and a fellow of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly The Hong Kong Institute of Chartered Secretaries) and fellow of The Chartered Governance Institute (CGI) (formerly The Institute of Chartered Secretaries and Administrators) in the United Kingdom, who meets relevant requirements under Rule 3.28 of the Listing Rules, to act as a joint company secretary and to work closely with and provide support and assistance to Mr. Meng, for an initial period of three years from the Listing Date so as to enable Mr. Meng to acquire the relevant experience as required under Note 2 to Rule 3.28 of the Listing Rules to duly discharge his duties.

The following arrangements have been, or will be, put in place to assist Mr. Meng in acquiring the qualifications and experience as a company secretary required under Rule 3.28 of the Listing Rules:

(a)	in the course of the preparation of the application for the Listing, Mr. Meng has been provided with a memorandum and has attended a training seminar on the respective obligations of Directors and senior management of the Successor Company under the relevant Hong Kong laws and the Listing Rules provided by the Target Company’s Hong Kong legal advisor;

(b)	in addition to the minimum training requirements under Rule 3.29 of the Listing Rules, the Successor Company will ensure that Mr. Meng continues to have access to relevant training and support to familiarize himself with the Listing Rules and the duties of a company secretary of a company listed on the Stock Exchange, and to receive updates on the latest changes to the applicable Hong Kong laws, regulations and the Listing Rules. Furthermore, the Successor Company will ensure that both Mr. Meng and Ms. Lai will seek and have access to the advice from the Target Company’s Hong Kong legal advisor and other professional advisors as and when required;

(c)	Ms. Lai will assist Mr. Meng to acquire the “relevant experience” as required under Note 2 to Rule 3.28 of the Listing Rules and to discharge his functions as a joint company secretary. Mr. Meng will be assisted by Ms. Lai for an initial period of three years commencing from the Listing Date. As part of the arrangement, Ms. Lai will act as one of the joint company secretaries of the Successor Company and communicate regularly with Mr. Meng on matters relating to corporate governance, the Listing Rules as well as other laws and regulations which are relevant to the Successor Company. Ms. Lai will also assist Mr. Meng in organizing board meetings and Shareholders’ meetings of the Successor Company as well as other matters of the Successor Company which are incidental to the duties of a company secretary;

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

(d)	upon expiry of Mr. Meng’s initial term of appointment as the Successor Company’s joint company secretary, the Successor Company will evaluate his experience in order to determine if he has acquired the qualifications required under Rule 3.28 of the Listing Rules, and whether on-going assistance should be arranged so that Mr. Meng’s appointment as the Successor Company’s company secretary continues to satisfy the requirements under Rules 3.28 and 8.17 of the Listing Rules; and

(e)	the Target Company has appointed Altus Capital Limited as its Compliance Advisor pursuant to Rule 3A.19 of the Listing Rules which will act as the additional communication channel with the Stock Exchange for a period commencing on the Listing Date and at least until the date on which the Successor Company complies with Rule 13.46 of the Listing Rules in respect of the financial results for the first full financial year after the Listing. The Compliance Advisor will act as the Successor Company’s additional channel of communication with the Stock Exchange, and provide professional guidance and advice to the Successor Company and its joint company secretaries as to the compliance with the Listing Rules and all other applicable laws and regulations.

The Successor Company therefore applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules. Such waiver will be subject to the following conditions: (i) Ms. Lai is appointed as a joint company secretary to assist Mr. Meng in discharging his functions as a company secretary and in gaining the relevant experience under Rule 3.28 of the Listing Rules; and (ii) the waiver will be revoked immediately if Ms. Lai, during the three-year period, ceases to provide assistance to Mr. Meng as the joint company secretary or if there are material breaches of the Listing Rules by the Successor Company. The Successor Company expects that Mr. Meng will acquire the qualifications or relevant experience required under Rule 3.28 of the Listing Rules prior to the end of the three-year period after the Listing. The Successor Company will liaise with the Stock Exchange before the end of the three-year period to enable it to assess whether Mr. Meng, having had the benefit of Ms. Lai assistance for three years and has acquired relevant experience within the meaning under Rule 3.28 of the Listing Rules so that a further waiver will not be necessary.

See “Directors and Senior Management of the Successor Company” for further information regarding the qualifications and experience of Mr. Meng and Ms. Lai.

WAIVER IN RELATION TO THE 2023 PRE-LISTING SHARE OPTION SCHEME

Rule 17.02(1)(b) of the Listing Rules requires a listing applicant to, inter alia, disclose in the prospectus full details of all outstanding options and their potential dilution effect on the shareholdings upon listing as well as the impact on the earnings per share arising from the exercise of such outstanding options.

Paragraph 27 of Appendix D1A to the Listing Rules requires a listing applicant to disclose, inter alia, particulars of any capital of any member of the group which is under option, or agreed conditionally or unconditionally to be put under option, including the consideration for which the option was or will be granted and the price and duration of the option, and the name and address of the grantee, or an appropriate negative statement, provided that where options have been granted or agreed to be granted to all the members or debenture holders or to any class thereof, or to employees under a share option scheme, it shall be sufficient, so far as the names and addresses are concerned, to record that fact without giving the names and addresses of the grantees.

As of the Latest Practicable Date, the Target Company had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees, including four Directors, six senior management and 161 other employees, former employees or consultant of the Target Group, to subscribe for an aggregate number of 64,702,653 Target Company Shares (71,578,750 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing 6.05% of the issued share capital of Successor Company immediately after completion of the De-SPAC Transaction (assuming the Presumptions). Among these grantees, the Directors and senior management of the Target Company had been granted options to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 5.04% of the issued share capital of the Successor Company upon completion of the De-SPAC Transaction assuming the Presumptions.

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees.

The Target Company has applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of, and paragraph 27 of Appendix D1A to, the Listing Rules, on the ground that strict compliance with the above requirements would be unduly burdensome for the Target Company, and the waiver would not prejudice the interests of the investing public for the following reasons:

(a)	given that 171 grantees are involved, strict compliance with such disclosure requirements in setting out full details of all the options granted under the 2023 Pre-Listing Share Option Scheme in this circular would be costly and unduly burdensome for the Target Company in light of a significant increase in cost and time for information compilation and circular preparation;

(b)	given that among all the grantees, four are Directors and six are senior management of the Target Company and the remaining 161 grantees are only employees, former employees or consultant of the Target Group, strict compliance with the applicable disclosure requirements to disclose names, addresses, and entitlements on an individual basis in this circular will require substantial additional pages of disclosure that does not provide any material information to the investing public;

(c)	the 2023 Pre-Listing Share Option Scheme forms a critical component in the compensations of the grantees of the Target Group, and the information relating to the share options granted to the grantees is highly sensitive and confidential to the Successor Group;

(d)	the full disclosure of the details of the grantees (which include their addresses) as well as the share options granted to each of them, would provide the Successor Group’s competitors with the Successor Group’s employees’ compensation details and facilitate their soliciting activities which could adversely impact the Successor Group’s ability to recruit and retain valuable personnel;

(e)	the full disclosure on the share options granted to each of the grantees would also allow the employees of the Successor Group to gain access to the others’ compensation, which could negatively affect the employees’ morale, give rise to negative internal competitions, and lead to an increase in the costs for recruitment and retention;

(f)	the grant and exercise in full of the options under the 2023 Pre-Listing Share Option Scheme will not cause any material adverse impact in the financial position of the Successor Company;

(g)	non-compliance with the above disclosure requirements would not prevent the Successor Company from providing its potential investors with an informed assessment of the activities, assets, liabilities, financial position, management and prospects of the Successor Company; and

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

(h)	material information relating to the options under the 2023 Pre-Listing Share Option Scheme has been disclosed in this circular, including the total number of the Target Company Shares (or the Successor Company Shares) subject to the 2023 Pre-Listing Share Option Scheme, the exercise price per share, the potential dilution effect on the shareholding and impact on earnings per share upon full exercise of the options granted under the 2023 Pre-Listing Share Option Scheme. The Directors of the Successor Company consider that the information that is reasonably necessary for the potential investors to make an informed assessment of the Successor Company in their investment decision making process has been included in this circular.

The Stock Exchange has granted to us a waiver under the Listing Rules on the conditions that:

(a)	on an individual basis, full details of the options granted by the Target Company under the 2023 Pre-Listing Share Option Scheme to each Director, the senior management and the other connected persons of the Successor Company will be disclosed in this circular as required under the Share Option Disclosure Requirements;

(b)	in respect of the options granted under the 2023 Pre-Listing Share Option Scheme other than those granted to Directors, senior management and connected persons of the Successor Company, disclosure will be made, on an aggregate basis, of (i) the aggregate number of grantees and the number of the Target Company Shares (or the Successor Company Shares) underlying the options granted under the 2023 Pre-Listing Share Option Scheme, (ii) the consideration paid for the grant of the options under the 2023 Pre-Listing Share Option Scheme, and (iii) the exercise period and the exercise price for the options granted under the 2023 Pre-Listing Share Option Scheme;

(c)	the aggregate number of the Target Company Shares (or the Successor Company Shares) underlying the options granted under the 2023 Pre-Listing Share Option Scheme and the percentage of the Successor Company’s total issued share capital represented by such number of the Target Company Shares (or the Successor Company Shares) as of the Latest Practicable Date will be disclosed in this circular;

(d)	the dilution effect and impact on earnings per share upon the full exercise of the options granted under the 2023 Pre-Listing Share Option Scheme will be disclosed in this circular;

(e)	a summary of the major terms of the 2023 Pre-Listing Share Option Scheme be disclosed in this circular;

(f)	the particulars of the waiver in relation to the 2023 Pre-Listing Share Option Scheme be disclosed in this circular; and

(g)	a full list of all the grantees (including those persons whose details have already been disclosed in this circular) who have been granted options under the 2023 Pre-Listing Share Option Scheme containing all the particulars as required under the Share Option Disclosure Requirements will be made available for public inspection as set out in Appendix IX to this circular.

WAIVER IN RELATION TO RULE 4.04(1) OF THE LISTING RULES

According to Rule 4.04(1) of the Listing Rules, the Accountants’ Report contained in this circular must include, inter alia, the results of the Target Company in respect of each of the three financial years immediately preceding the issue of this circular or such shorter period as may be acceptable to the Stock Exchange.

According to section 342(1)(b) of the Companies (WUMP) Ordinance, this circular shall include an accountants’ report which contains the matters specified in the Third Schedule to the Companies (WUMP) Ordinance.

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

According to paragraph 27 of Part I of the Third Schedule to the Companies (WUMP) Ordinance, the Target Company is required to include in this circular a statement as to the gross trading income or sales turnover (as the case may be) of the Target Company during each of the three financial years immediately preceding the issue of this circular as well as an explanation of the method used for the computation of such income or turnover and a reasonable breakdown of the more important trading activities.

According to paragraph 31 of Part II of the Third Schedule to the Companies (WUMP) Ordinance, the Target Company is required to include in this circular a report prepared by the Target Company’s auditor with respect to profits and losses of the Target Company in respect of each of the three financial years immediately preceding the issue of the circular and the assets and liabilities of the Target Company at the last date to which the financial statements were prepared.

The Target Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 4.04(1) of the Listing Rules on the grounds that strict compliance would be unduly burdensome and the waiver would not prejudice the interests of the Aquila Shareholders and the investing public for the following reasons:

(a)	based on the current timetable, this circular is proposed to be issued on or before February 5, 2025 and accordingly, there would not be sufficient time for the Target Company and its reporting accountants to finalize the audited financial statements for the year ended December 31, 2024 for inclusion in this circular by that date. The preparation of the audited financial information for the year ended December 31, 2024 would require the Target Company and its reporting accountants to carry out substantial work to prepare, update and finalize the Accountants’ Report and this circular, and the relevant sections of this circular will need to be updated to cover such additional period, which would involve additional time and costs. The Directors consider that the benefits of such work to the Successor Company Shareholders may not justify the additional time, effort and costs involved and the delay to the Listing timetable;

(b)	the Accountants’ Report for each of the three financial years ended December 31, 2023 and the nine months ended September 30, 2024 has been prepared and is set out in Appendix I to this circular;

(c)	notwithstanding that the financial results set out in this circular are only for the three years ended December 31, 2023 and the nine months ended September 30, 2024, other information required to be disclosed under the Listing Rules and requirements under the Companies (WUMP) Ordinance has been adequately disclosed in this circular pursuant to the relevant requirements;

(d)	the Directors and the Joint Sponsors confirm that after performing the due diligence work which they consider appropriate, up to the date of this circular, except to the extent disclosed in “Summary – Recent Developments” of this circular, there has been no material adverse change to the financial and trading positions or prospects of the Target Company since September 30, 2024 (being the date of the latest audited statement of financial position in the Accountants’ Report set out in Appendix I to this circular) to the date of this circular and there has been no event which would materially affect the information shown in the Accountants’ Report as set out in Appendix I and the “Loss Estimate of the Target Group” as set out in Appendix IIIB to this circular, the section headed “Financial Information of the Target Group” in this circular, the information regarding the recent developments of the Target Company subsequent to the Track Record Period and up to the Latest Practicable Date, since October 1, 2024; and

WAIVERS FROM STRICT COMPLIANCE WITH THE LISTING RULES

(e)	the Directors are of the view that the Accountants’ Report covering the three years ended December 31, 2023 and the nine months ended September 30, 2024, together with the loss estimate for the year ended December 31, 2024 (in compliance with Rules 11.17 to 11.19 of the Listing Rules) and other disclosure in this circular, provide the Aquila Shareholders and potential investors with adequate and reasonably up-to-date information to form a view on the track record results of the Target Company, and the Directors confirm that all information which is necessary for the Aquila Shareholders and the investing public to make an informed assessment of the Target Company’s business, assets and liabilities, financial position, trading position, management and prospects has been included in this circular. Further, the Successor Company will comply with Rules 13.46(2) and 13.49(1) of the Listing Rules in respect of the publication of annual results and annual report for the year ended December 31, 2024.

The Target Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 4.04(1) of the Listing Rules not to include in this circular the results of the Target Company in respect of the financial year immediately preceding the issue of this circular, and such waiver has been granted by the Stock Exchange on the condition that:

(a)	this circular is issued on or before February 5, 2025 and the Successor Company Class A Shares and Successor Company Listed Warrants will be listed on the Stock Exchange on or before March 18, 2025 (being the Longstop Date and within three months after the end of the Target Company’s latest financial year immediately preceding the issue of this circular);

(b)	this circular contains a loss estimate for the financial year ended December 31, 2024 in compliance with Rules 11.17 to 11.19 of the Listing Rules and a Directors’ statement that, after performing all the due diligence work which they consider appropriate, there is no material and adverse change to the financial and trading position or prospects of the Target Company, with specific reference to the trading results from October 1, 2024 to December 31, 2024; and

(c)	the Successor Company will publish the results announcement for the financial year ended December 31, 2024 by not later than March 31, 2025 and the annual report for the financial year ended December 31, 2024 by not later than April 30, 2025, respectively, in compliance with Rules 13.46(2) and 13.49(1) of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

The Target Company has entered into, and are expected to continue, certain transactions which will constitute non-exempt continuing connected transactions of the Successor Company under the Listing Rules following the completion of the De-SPAC Transaction. The Target Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver in relation to certain continuing connected transactions between the Successor Company and its connected persons under Chapter 14A of the Listing Rules. For further details, see the section headed “Connected Transactions” in this circular.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The following is the text of a report, set out on pages I-1 to I-112, received from the independent reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

ACCOUNTANTS’ REPORT ON HISTORICAL FINANCIAL INFORMATION OF ZG GROUP (FORMERLY KNOWN AS ZHAOGANG.COM INC) AND ITS SUBSIDIARIES TO THE DIRECTORS OF AQUILA ACQUISITION CORPORATION AND CMB INTERNATIONAL CAPITAL LIMITED, HSBC CORPORATE FINANCE (HONG KONG) LIMITED AND UBS SECURITIES HONG KONG LIMITED

INTRODUCTION

We report on the historical financial information of ZG Group (the “Target Company”) and its subsidiaries, including the Consolidated Affiliated Entities (as defined in Note 1) (together, the “Target Group”) set out on pages I-4 to I-112, which comprises the consolidated statements of financial position of the Target Group as at 31 December 2021, 2022 and 2023, and 30 September 2024, the statements of financial position of the Target Company as at 31 December 2021, 2022 and 2023, and 30 September 2024, and the consolidated statements of profit or loss and other comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows of the Target Group for each of the three years ended 31 December 2023 and the nine months ended 30 September 2024 (the “Relevant Periods”) and material accounting policy information and other explanatory information (together, the “Historical Financial Information”). The Historical Financial Information set out on pages I-4 to I-112 forms an integral part of this report, which has been prepared for inclusion in the circular of Aquila Acquisition Corporation (the “Company”) dated 5 February 2025 (the “Circular”) in connection with the De-SPAC Transaction (as defined in the Circular).

RESPONSIBILITIES OF THE DIRECTORS OF THE TARGET COMPANY FOR THE HISTORICAL FINANCIAL INFORMATION

The directors of the Target Company are responsible for the preparation of Historical Financial Information that gives a true and fair view in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information, and for such internal control as the directors of the Target Company determine is necessary to enable the preparation of Historical Financial Information that is free from material misstatement, whether due to fraud or error.

REPORTING ACCOUNTANTS’ RESPONSIBILITY

Our responsibility is to express an opinion on the Historical Financial Information and to report our opinion to you. We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). This standard requires that we comply with ethical standards and plan and perform our work to obtain reasonable assurance about whether the Historical Financial Information is free from material misstatement.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Our work involved performing procedures to obtain evidence about the amounts and disclosures in the Historical Financial Information. The procedures selected depend on the reporting accountants’ judgement, including the assessment of risks of material misstatement of the Historical Financial Information, whether due to fraud or error. In making those risk assessments, the reporting accountants consider internal control relevant to the entity’s preparation of Historical Financial Information that gives a true and fair view in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Our work also included evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors of the Target Company, as well as evaluating the overall presentation of the Historical Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OPINION

In our opinion, the Historical Financial Information gives, for the purposes of the accountants’ report, a true and fair view of the Target Group’s and the Target Company’s financial position as at 31 December 2021, 2022 and 2023 and 30 September 2024 and of the Target Group’s financial performance and cash flows for the Relevant Periods in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information.

REVIEW OF STUB PERIOD COMPARATIVE FINANCIAL INFORMATION

We have reviewed the stub period comparative financial information of the Target Group which comprises the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the nine months ended 30 September 2023 and other explanatory information (the “Stub Period Comparative Financial Information”). The directors of the Target Company are responsible for the preparation of the Stub Period Comparative Financial Information in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information. Our responsibility is to express a conclusion on the Stub Period Comparative Financial Information based on our review. We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board (“IAASB”). A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Based on our review, nothing has come to our attention that causes us to believe that the Stub Period Comparative Financial Information, for the purposes of the accountants’ report, is not prepared, in all material respects, in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

REPORT ON MATTERS UNDER THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE AND THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE

Adjustments

In preparing the Historical Financial Information, no adjustments to the Underlying Financial Statements as defined on page I-4 have been made.

Dividends

We refer to Note 14 to the Historical Financial Information which states that no dividend has been paid or declared by the Target Company in respect of the Relevant Periods.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
5 February 2025

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

HISTORICAL FINANCIAL INFORMATION OF THE TARGET GROUP

Preparation of Historical Financial Information

Set out below is the Historical Financial Information which forms an integral part of this accountants’ report.

The consolidated financial statements of the Target Group for the Relevant Periods, on which the Historical Financial Information is based, have been prepared by the directors of the Target Company in accordance with International Financial Reporting Standards (“IFRSs”) issued by International Accounting Standards Board (“IASB”) and were audited by us in accordance with International Standards on Auditing issued by IAASB (“Underlying Financial Statements”).

The Historical Financial Information is presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended 31 December			Nine months ended 30 September
	Notes	2021	2022	2023	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(unaudited)
Continuing operations
Revenue	4	1,353,432	905,363	1,168,451	804,993	1,140,541
Cost of revenue		(1,007,804)	(674,990)	(788,278)	(541,089)	(819,411)
Gross profit		345,628	230,373	380,173	263,904	321,130
Other income	6	13,403	20,907	33,057	24,128	47,409
Other gains and losses, net	7	78,882	(18,974)	(3,773)	(740)	(7,673)
Selling and distribution expenses		(270,606)	(242,619)	(259,869)	(191,329)	(213,948)
Administrative expenses		(88,511)	(77,128)	(418,490)	(309,429)	(56,033)
Professional fees and expenses related to De-SPAC Transaction		–	–	(39,557)	(30,297)	(7,518)
Research and development expenses		(130,149)	(74,396)	(59,338)	(45,845)	(36,689)
Finance costs	8	(61,792)	(68,650)	(64,873)	(42,265)	(34,298)
Impairment losses under expected credit loss (“ECL”) model, net of reversal	9	(39,488)	(54,359)	(30,188)	(6,888)	(57,589)
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)		(108,932)	(7,161)	4,578	2,195	(358)
Fair value changes of financial liabilities at FVTPL	32	(19,311)	(11,497)	(8,041)	(2,551)	(7,355)
Share of results of associates and joint venture	21	(4,773)	(1,138)	(2,540)	(2,093)	(1,574)
Loss before tax from continuing operations		(285,649)	(304,642)	(468,861)	(341,210)	(54,496)
Income tax credit (expense)	10	659	665	(788)	(924)	99
Loss for the year/period from continuing operations	12	(284,990)	(303,977)	(469,649)	(342,134)	(54,397)
Discontinued operations
Profit (loss) for the year/period from discontinued operations	11	10,603	(62,166)	644	644	–
Loss for the year/period		(274,387)	(366,143)	(469,005)	(341,490)	(54,397)
(Loss) profit for the year/period attributable to:
Owners of the Target Company
– Continuing operations		(274,969)	(296,737)	(468,916)	(340,786)	(54,448)
– Discontinued operations	11	10,603	(62,166)	644	644	–
		(264,366)	(358,903)	(468,272)	(340,142)	(54,448)
Non-controlling interests
– Continuing operations		(10,021)	(7,240)	(733)	(1,348)	51
– Discontinued operations	11	–	–	–	–	–
		(10,021)	(7,240)	(733)	(1,348)	51

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

		Year ended 31 December			Nine months ended 30 September
	Notes	2021	2022	2023	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(unaudited)
Other comprehensive (expense) income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(5,953)	16,300	1,063	3,425	1,741
Share of other comprehensive income (expense) of associates		2,936	(1,738)	–	–	–
Other comprehensive (expense) income for the year/period, net of income tax		(3,017)	14,562	1,063	3,425	1,741
Total comprehensive expense for the year/period		(277,404)	(351,581)	(467,942)	(338,065)	(52,656)
Total comprehensive (expense) income attributable to:
Owners of the Target Company
– Continuing operations		(277,986)	(282,175)	(467,853)	(337,361)	(52,707)
– Discontinued operations	11	10,603	(62,166)	644	644	–
		(267,383)	(344,341)	(467,209)	(336,717)	(52,707)
Non-controlling interests
– Continuing operations		(10,021)	(7,240)	(733)	(1,348)	51
– Discontinued operations	11	–	–	–	–	–
		(10,021)	(7,240)	(733)	(1,348)	51
Loss per share	15
From continuing operations
– Basic and diluted (RMB)		(1.64)	(1.77)	(2.61)	(2.01)	(0.25)
From continuing and discontinued operations
– Basic and diluted (RMB)		(1.57)	(2.14)	(2.61)	(2.01)	(0.25)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at 31 December			As at 30 September
	Notes	2021	2022	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000
NON-CURRENT ASSETS
Property and equipment	16	227,136	216,907	207,057	208,241
Right-of-use assets	17	26,287	23,368	21,685	32,245
Goodwill	18	31,954	31,954	31,954	31,954
Intangible assets	19	126,035	120,129	114,194	110,968
Interests in associates and joint venture	21	24,225	27,308	47,156	45,582
Financial assets at FVTPL	26	49,172	39,546	44,008	43,379
Deferred tax assets	30	294	294	294	–
Prepayments and other receivables	23	5,629	9,563	10,999	7,648
Restricted cash	27	–	30,000	30,000	–
		490,732	499,069	507,347	480,017
CURRENT ASSETS
Inventories	25	196,712	142,149	10,033	26,833
Trade receivables, prepayments and other receivables	23	6,268,497	6,869,081	10,154,735	9,311,569
Financial assets at fair value through other comprehensive income (“FVTOCI”)	24	431,422	677,486	69,413	275,157
Financial assets at FVTPL	26	37,200	–	–	–
Derivative financial instruments	38	351	–	28	304
Restricted cash	27	38,146	1,057,799	712,286	458,554
Cash and cash equivalents	27	364,666	436,213	310,904	435,747
		7,336,994	9,182,728	11,257,399	10,508,164
CURRENT LIABILITIES
Trade, bills and other payables	28	5,775,514	8,118,854	10,676,418	9,940,227
Bank and other borrowings	29	919,461	816,652	582,326	602,999
Derivative financial instruments	38	–	1,282	–	–
Lease liabilities	31	2,408	2,875	2,999	6,677
Contract liabilities	4	181,984	177,450	28,090	36,846
Financial liabilities at FVTPL	32	6,799,142	6,809,804	6,816,687	6,821,634
		13,678,509	15,926,917	18,106,520	17,408,383
NET CURRENT LIABILITIES		(6,341,515)	(6,744,189)	(6,849,121)	(6,900,219)
TOTAL ASSETS LESS CURRENT LIABILITIES		(5,850,783)	(6,245,120)	(6,341,774)	(6,420,202)
CAPITAL AND RESERVES
Share capital	33	53	53	71	71
Reserves		(6,013,198)	(6,357,539)	(6,480,801)	(6,533,508)
Equity attributable to owners of the Target Company		(6,013,145)	(6,357,486)	(6,480,730)	(6,533,437)
Non-controlling interests		50,625	43,385	42,652	42,703
TOTAL DEFICIT		(5,962,520)	(6,314,101)	(6,438,078)	(6,490,734)
NON-CURRENT LIABILITIES
Financial liabilities at FVTPL	32	23,015	23,850	25,008	27,416
Other payables	28	10,585	–	–	–
Bank and other borrowings	29	36,500	300	28,600	–
Contract liabilities	4	12,403	18,519	16,898	12,477
Lease liabilities	31	4,101	2,479	1,265	6,518
Deferred tax liabilities	30	25,133	23,833	24,533	24,121
		111,737	68,981	96,304	70,532
		(5,850,783)	(6,245,120)	(6,341,774)	(6,420,202)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

STATEMENTS OF FINANCIAL POSITION OF THE TARGET COMPANY

		As at 31 December			As at 30 September
	Notes	2021	2022	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets
Interests in subsidiaries	22	2,160,172	2,160,172	2,503,230	2,503,230
Amounts due from subsidiaries	43	696,156	697,222	684,648	696,578
		2,856,328	2,857,394	3,187,878	3,199,808
Current assets
Bank balances and cash		2,847	774	50	80
Amounts due from subsidiaries	43	100,003	100,003	95,416	92,480
Other receivables		159	208	1	135
Deferred issue cost		–	–	2,188	2,687
		103,009	100,985	97,655	95,382
Current liabilities
Other payables		3,914	3,076	2,459	2,836
Amount due to a subsidiary	43	–	–	14,667	28,909
Accrued professional fees and expenses related to De-SPAC Transaction		–	–	9,772	12,577
Accrued issue costs		–	–	428	594
Financial liabilities at FVTPL	32	6,799,142	6,809,804	6,816,687	6,821,634
		6,803,056	6,812,880	6,844,013	6,866,550
Net current liabilities		(6,700,047)	(6,711,895)	(6,746,358)	(6,771,168)
Total assets less current liabilities		(3,843,719)	(3,854,501)	(3,558,480)	(3,571,360)
Capital and reserves
Share capital	33	53	53	71	71
Reserves	34	(3,843,772)	(3,854,554)	(3,558,551)	(3,571,431)
Total deficit		(3,843,719)	(3,854,501)	(3,558,480)	(3,571,360)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Target Company
	Share capital	Other reserve	Equity-settled share-based compensation reserve	Share premium	Accumulated losses	Subtotal	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(note)
As at 1 January 2021	53	(575,390)	–	–	(5,170,425)	(5,745,762)	–	(5,745,762)
Loss for the year	–	–	–	–	(264,366)	(264,366)	(10,021)	(274,387)
Other comprehensive expense	–	(3,017)	–	–	–	(3,017)	–	(3,017)
Total comprehensive expense for the year	–	(3,017)	–	–	(264,366)	(267,383)	(10,021)	(277,404)
Share-based payments	–	–	–	–	–	–	8,166	8,166
Change of control from a joint venture to a subsidiary (Note 35)	–	–	–	–	–	–	52,480	52,480
As at 31 December 2021	53	(578,407)	–	–	(5,434,791)	(6,013,145)	50,625	(5,962,520)
Loss for the year	–	–	–	–	(358,903)	(358,903)	(7,240)	(366,143)
Other comprehensive income	–	14,562	–	–	–	14,562	–	14,562
Total comprehensive income (expense) for the year	–	14,562	–	–	(358,903)	(344,341)	(7,240)	(351,581)
As at 31 December 2022	53	(563,845)	–	–	(5,793,694)	(6,357,486)	43,385	(6,314,101)
Loss for the year	–	–	–	–	(468,272)	(468,272)	(733)	(469,005)
Other comprehensive income	–	1,063	–	–	–	1,063	–	1,063
Total comprehensive income (expense) for the year	–	1,063	–	–	(468,272)	(467,209)	(733)	(467,942)
Recognition of equity-settled share-based payments (Note 36)	–	–	343,058	–	–	343,058	–	343,058
Exercise of share option	18	–	(343,058)	343,947	–	907	–	907
As at 31 December 2023	71	(562,782)	–	343,947	(6,261,966)	(6,480,730)	42,652	(6,438,078)
(Loss) profit for the period	–	–	–	–	(54,448)	(54,448)	51	(54,397)
Other comprehensive income	–	1,741	–	–	–	1,741	–	1,741
Total comprehensive income (expense) for the period	–	1,741	–	–	(54,448)	(52,707)	51	(52,656)
As at 30 September 2024	71	(561,041)	–	343,947	(6,316,414)	(6,533,437)	42,703	(6,490,734)
As at 31 December 2022	53	(563,845)	–	–	(5,793,694)	(6,357,486)	43,385	(6,314,101)
Loss for the period	–	–	–	–	(340,142)	(340,142)	(1,348)	(341,490)
Other comprehensive income	–	3,425	–	–	–	3,425	–	3,425
Total comprehensive income (expense) for the period	–	3,425	–	–	(340,142)	(336,717)	(1,348)	(338,065)
Recognition of equity-settled share-based payments (Note 36)	–	–	256,320	–	–	256,320	–	256,320
Exercise of share option	13	–	(256,320)	256,320	–	13	–	13
As at 30 September 2023 (unaudited)	66	(560,420)	–	256,320	(6,133,836)	(6,437,870)	42,037	(6,395,833)

Note: Other reserve of the Target Group consists of: (i) share capital and share premium of Shanghai Steel Information Technology Co., Ltd.* (上海找鋼網信息科技股份有限公司 (“Zhaogang Netcom”, formerly known as Shanghai Gangfu E-commerce Co., Ltd.* (上海鋼富電子商務有限公司)), a company established in the People’s Republic of China (the “PRC”) and Beijing Steel Home E-commerce Co., Ltd.* (“Beijing Steel”, 北京找鋼萬家電子商務有限公司), a company established in the PRC, due to the Contractual Arrangements as set out in Note 1.2; (ii) reserve arising from Zhaogang Netcom converting into a joint stock company in 2016; (iii) debit to other reserve arising from derecognition of non-controlling interests of Zhaogang Netcom due to a capital reduction in 2018; and (iv) exchange differences arising on translation of foreign operations.

*	English name for identification purposes only.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
OPERATING ACTIVITIES
Loss for the year/period from continuing operations	(284,990)	(303,977)	(469,649)	(342,134)	(54,397)
Profit (loss) for the year/period from discontinued operations	10,603	(62,166)	644	644	–
Loss for the year/period	(274,387)	(366,143)	(469,005)	(341,490)	(54,397)
Adjustments for:
Income tax (credit) expense	(659)	(665)	788	924	(99)
Impairment losses under ECL model, net of reversal	38,444	54,296	30,188	6,888	57,589
Finance costs	79,569	84,414	64,873	42,265	34,298
Interest income	(7,913)	(11,256)	(26,376)	(20,426)	(7,416)
Share of results of associates and joint venture	4,773	1,138	2,540	2,093	1,574
Write-down of inventories, net of reversal	–	30,375	370	–	–
Impairment loss on investments in associates	1,423	–	2,112	–	–
Depreciation of property and equipment	8,332	11,626	10,454	7,896	7,811
Depreciation of right-of-use assets	6,951	4,386	4,615	3,444	4,513
Amortisation of intangible assets	4,887	5,973	5,962	4,470	3,226
Dividend income from financial assets at FVTPL	(285)	–	–	–	–
Gain on disposal of property and equipment	(539)	(444)	(596)	(238)	(4)
Gain on disposal of interests in associates	(3,209)	(866)	–	–	–
Loss on early termination of right-of-use assets	–	–	398	–	–
Loss on disposal of subsidiaries	–	–	425	–	–
Equity-settled share-based payments	8,166	–	343,058	256,320	–
Loss (gain) on fair value changes of financial assets at FVTPL	108,932	7,161	(4,578)	(2,195)	358
Loss on fair value changes of financial liabilities at FVTPL	19,311	11,497	8,041	2,551	7,355
Loss (gain) on fair value changes of derivative financial instruments	1,709	7,118	(415)	31	(284)
Gain on change of control from joint venture to subsidiary	(78,305)	–	–	–	–
Net foreign exchange loss	2,213	13,661	2,651	1,719	8,442
Operating cash flows before movements in working capital	(80,587)	(147,729)	(24,495)	(35,748)	62,966
(Increase) decrease in inventories	(54,173)	24,188	131,746	130,075	(16,800)
(Increase) decrease in trade receivables, prepayments and other receivables	(1,239,172)	(612,831)	(3,341,693)	(3,403,878)	779,250
(Increase) decrease in receivables at FVTOCI	(788,247)	(1,222,121)	10,718	(152,243)	(370,232)
Increase (decrease) in trade, bills and other payables	1,681,630	2,348,637	3,586,502	3,939,118	(74,654)
(Decrease) increase in contract liabilities	(3,594)	1,582	(150,981)	(142,590)	4,335
Cash (used in) generated from operations	(484,143)	391,726	211,797	334,734	384,865
Income tax paid	(47)	(635)	(88)	(86)	(19)
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(484,190)	391,091	211,709	334,648	384,846

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
INVESTING ACTIVITIES
Interest received	7,472	3,147	28,286	15,363	9,760
Proceeds from settlement of derivative financial instruments	1,771	3,387	3,577	522	5,860
Payments for settlement of derivative financial instruments	(3,750)	(8,872)	(4,472)	(876)	(5,852)
Dividends received	285	–	–	–	–
Proceeds from disposal of associates	15,371	1,032	–	–	–
Proceeds from disposal of property and equipment	1,519	622	661	296	127
Proceeds from disposal of financial assets at FVTPL	146,348	189,665	280,107	235,035	460,371
Capital injection in a joint venture	–	(6,125)	(24,500)	(24,500)	–
Net cash inflow from change of control from joint venture to subsidiary	10,367	–	–	–	–
Acquisition of investment in associates	(28)	–	–	–	–
Purchases of property and equipment	(67,030)	(27,978)	(11,237)	(580)	(9,321)
Acquisition of financial assets at FVTPL	(142,510)	(150,000)	(279,991)	(234,991)	(460,100)
Purchases of intangible assets	(22)	(67)	(27)	–	–
Payments for right-of-use assets	–	–	–	–	(118)
Advance to related parties	–	(46,353)	(27,994)	(3,444)	–
Repayment from related parties	12,565	48,100	13,997	35	1,566
Withdrawal of large-denomination certificates of deposit	–	50,000	94,331	94,331	–
Placement of large-denomination certificates of deposit	(50,000)	(52,569)	(41,762)	(41,762)	–
Withdrawal of pledged bank deposits for bank borrowing	35,879	21,107	124,772	120,421	41,266
Placement of pledged bank deposits for bank borrowing	(36,699)	(130,760)	(69,259)	(64,208)	(38,522)
Placement of pledged bank deposits for bills payable related to transaction services	–	(940,000)	(733,000)	(573,000)	(369,012)
Withdrawal of pledged bank deposits for bills payable related to transaction services	–	–	100,000	100,000	–
NET CASH USED IN INVESTING ACTIVITIES	(68,462)	(1,045,664)	(546,511)	(377,358)	(363,975)
FINANCING ACTIVITIES
Proceeds from bills discounted to banks that are not derecognised in their entirety	716,963	1,028,418	543,426	509,716	313,118
Repayment of bank borrowings under supplier finance agreements	(2,937)	(14,138)	(56,624)	(54,263)	(21,304)
Proceeds from bank and other borrowings	1,744,550	1,475,634	764,499	496,125	207,290
Repayments of bank and other borrowings	(1,573,686)	(1,674,888)	(957,106)	(765,911)	(354,142)
Net proceeds from the issuance of redeemable preferred shares	20,058	–	–	–	–
Proceeds from the issuance of shares	–	–	907	13	–
Redemption to investors of consolidated trusts	(308,860)	–	–	–	–
Injection from investors of consolidated trusts	58,310	–	–	–	–
Repayments of lease liabilities	(6,722)	(2,858)	(4,666)	(3,459)	(6,257)
Interest paid	(81,742)	(84,767)	(65,339)	(43,135)	(34,027)
Loan advances from staff	11,920	8,510	4,860	4,860	–
Repayments from loans from staff	(8,900)	(9,820)	(18,790)	(4,550)	–
Payment of accrued issue costs	–	–	(1,760)	(739)	(281)
NET CASH FROM FINANCING ACTIVITIES	568,954	726,091	209,407	138,657	104,397
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,302	71,518	(125,395)	95,947	125,268
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	348,593	364,666	436,213	436,213	310,904
Effect of foreign exchange rate changes	(229)	29	86	505	(425)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD
Represented by bank balances and cash	364,666	436,213	310,904	532,665	435,747

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

1.	GENERAL INFORMATION AND BASIS OF PREPARATION OF HISTORICAL FINANCIAL INFORMATION

1.1	GENERAL INFORMATION

The Target Company was incorporated in the Cayman Islands on 27 February 2012 as an exempted company with limited liability under the laws of the Cayman Islands. The addresses of the registered office and the principal place of business are disclosed in the section “Corporate Information” of the Circular.

The Target Company acting as an investment holding company and its subsidiaries, including the consolidated affiliated entities, as set out in Note 45, principally engage in providing an integrated suite of services across the steel trading value chain, including online steel commerce, logistics, warehousing and processing services.

The Historical Financial Information is presented in the currency of RMB, which is the Target Company’s functional currency.

1.2	HISTORY AND BASIS OF PREPARATION OF HISTORICAL FINANCIAL INFORMATION

The Historical Financial Information has been prepared based on the accounting policies, in accordance with IFRSs issued by the IASB.

As at 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group was in net current liabilities position of RMB6,341,515,000, RMB6,744,189,000 and RMB6,849,121,000, and RMB6,900,219,000, of which RMB6,798,047,000, RMB6,808,695,000 and RMB6,816,687,000, and RMB6,821,634,000 was the balance of convertible preferred shares as part of financial liabilities at FVTPL. As the redemption features of convertible preferred shares were terminated prior to the Relevant Periods as more fully disclosed in Note 32, accordingly, the directors of the Target Company believe there would be no material cash flow impact of these convertible preferred shares presented under current liabilities. After taking into account the above and the Target Group’s cash flow projections prepared by the management of the Target Group and the expected working capital requirements as well as availability of unutilised banking facilities, the directors of the Target Group are satisfied that the Target Group is able to meet in full financial obligations when they fall due for a period of twelve months from 30 September 2024 and thus, it is appropriate to prepare the Historical Financial Information on a going concern basis.

Contractual Arrangements

The operating activities of the Target Group are mainly carried out by Zhaogang Netcom and its subsidiaries (collectively, the “Consolidated Affiliated Entities”).

On June 14, 2012, to comply with relevant laws and regulations in PRC which prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which include certain activities and services operated by the Target Group, Zhaogang Netcom, together with its then equity holder, Beijing Steel, and Beijing Steel's then equity holders entered into a series of contractual arrangements with Beijing Gangfu Management Consulting Co., Ltd. (“Beijing Gangfu”), an indirect wholly-owned subsidiary of the Target Company.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

On 18 May 2018, Zhaogang Netcom, together with its then equity holders, and Beijing Gangfu entered into a new series of contractual arrangements (the “Contractual Arrangements”) that supersede and replace in its entirety the prior contractual arrangements dated 14 June 2012. On the same day, the old contractual arrangement between Beijing Steel and Beijing Gangfu was terminated. Accordingly, Beijing Steel was disposed, with insignificant financial impact, and was no longer within the Target Group since then.

The Contractual Arrangements included exclusive business cooperation agreement, exclusive option agreement, equity pledge agreement, powers of attorney, confirmations from the relevant individual shareholders, spouse undertakings. The Contractual Arrangements can be extended at Beijing Gangfu's option prior to the expiration date. Details of the Contractual Arrangements are set out in the “Contractual Arrangements of the Target Group” section in the Circular.

The Contractual Arrangements enable Beijing Gangfu to control Zhaogang Netcom by:

●	Exercising effective financial and operational control over Zhaogang Netcom;

●	Exercising equity holders’ voting rights of Zhaogang Netcom;

●	Receiving substantially all of the economic interest returns generated by the Consolidated Affiliated Entities in consideration for the business support, technical and management consultancy services provided by Beijing Gangfu;

●	Obtaining an irrevocable and exclusive right to purchase all or part of the interests in Zhaogang Netcom at the lowest purchase price permitted under PRC laws and regulations and exercise such right from time to time in the event that PRC laws and regulations permitted;

●	Preventing Zhaogang Netcom to sell, transfer, pledge or dispose of in any manner any material assets of Zhaogang Netcom or legal or beneficial interest in the material business or revenues of Zhaogang Netcom or allow the encumbrance of any secured interest of Zhaogang Netcom without prior consent of Beijing Gangfu; and

●	Preventing Zhaogang Netcom to make any distributions to their equity holders without prior consent of Beijing Gangfu.

Pursuant to the Contractual Arrangements, Beijing Gangfu continues to maintain its effective control over Zhaogang Netcom and remains entitled to all the economic benefits derived from its operations.

The Target Company does not have any equity interest in the Consolidated Affiliated Entities. However, as a result of the Contractual Arrangements, the Target Company has power over the Consolidated Affiliated Entities, has rights to variable returns from its involvement with the Consolidated Affiliated Entities and is therefore considered to have control over the Consolidated Affiliated Entities. Consequently, the Target Company regards the Consolidated Affiliated Entities as indirect subsidiaries. The Target Group has consolidated the financial position and results of the Consolidated Affiliated Entities in the Historical Financial Information during the Relevant Periods.

The summarized financial information of the Consolidated Affiliated Entities is disclosed below.

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,009,495	673,373	780,107	495,978
Loss for the year/period	(249,359)	(257,560)	(406,260)	(97,450)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Total assets	6,918,061	8,385,092	11,257,612	9,280,860
Total liabilities	6,436,468	8,531,128	11,395,483	9,325,408

No statutory financial statements of the Target Company have been prepared since its date of incorporation as it is incorporated in a jurisdiction where there are no statutory audit requirements.

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND MATERIAL ACCOUNTING POLICY INFORMATION

2.1	APPLICATION OF NEW AND AMENDMENTS TO IFRSs

For the purpose of preparing and presenting the Historical Financial Information for the Relevant Periods, the Target Group has consistently adopted IFRSs issued by the IASB, which are effective for the Target Group’s accounting period beginning on 1 January 2024, throughout the Relevant Periods.

The Target Group has not early applied the following amendments to the IFRS that have been issued but not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11[3]
Amendments to IAS 21	Lack of Exchangeability[2]
IFRS 18	Presentation and Disclosure in Financial Statements[4]

[1]	Effective for annual periods beginning on or after a date to be determined.
[2]	Effective for annual periods beginning on or after 1 January 2025.
[3]	Effective for annual periods beginning on or after 1 January 2026.
[4]	Effective for annual periods beginning on or after 1 January 2027.

Except for the new IFRS mentioned below, the directors of the Target Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the Historical Financial Information of the Target Group in the foreseeable future.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted. The application of IFRS 18 has no impact on the Target Group’s financial positions and performance, but has impact on presentation of the consolidated statement of profit or loss and other comprehensive income.

2.2	MATERIAL ACCOUNTING POLICY INFORMATION

The Historical Financial Information has been prepared in accordance with IFRSs issued by the IASB. For the purpose of preparation of Historical Financial Information, information is considered material if such information is reasonably expected to influence decisions made by primary users. In addition, the Historical Financial Information includes applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

The Historical Financial Information has been prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Target Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in this Historical Financial Information is determined on such a basis, except for share-based transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for within the scope of IFRS 16 Leases and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of assets.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Basis of consolidation

The Historical Financial Information incorporates the financial statements of the Target Company and its subsidiaries, including the Consolidated Affiliated Entities. Control is achieved when the Target Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

The Target Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Target Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Target Group considers all relevant facts and circumstances in assessing whether or not the Target Group’s voting rights in an investee are sufficient to give it power, including:

●	the size of the Target Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	potential voting rights held by the Target Group, other vote holders and other parties;

●	rights arising from other contractual arrangements; and

●	any additional facts and circumstances that indicate that the Target Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Target Group obtains control over the subsidiary and ceases when the Target Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year/period are included in the consolidated statements of profit or loss and other comprehensive income from the date the Target Group gains control until the date when the Target Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Target Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Target Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Target Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Target Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Target Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Changes in the Target Group’s interests in existing subsidiaries

Changes in the Target Group’s interests in subsidiaries that do not result in the Target Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Target Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution of relevant reserves between the Target Group and the non-controlling interests according to the Target Group’s and the non-controlling interests’ proportionate interests.

Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Target Company.

Business combinations

A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organised workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Target Group, liabilities incurred by the Target Group to the former owners of the acquiree and the equity interests issued by the Target Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in profit or loss as incurred.

For business combinations in which the acquisition date is on or after 1 January 2020, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework for Financial Reporting issued by IASB in March 2018 (the “Conceptual Framework”) except for transactions and events within the scope of IAS 37 or IFRIC 21, in which the Target Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognised.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Target Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see the accounting policy below);

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and

•	lease liabilities are recognised and measured at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired leases were new leases at the acquisition date, except for leases for which (a) the lease term ends within 12 months of the acquisition date; or (b) the underlying asset is of low value. Right-of-use assets are recognised and measured at the same amount as the relevant lease liabilities, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets or at fair value. The choice of measurement basis is made on a transaction-by-transaction basis.

When a business combination is achieved in stages, the Target Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Target Group obtains control), and the resulting gain or loss, if any, is recognised in profit or loss or other comprehensive income, as appropriate.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Target Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Target Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.

The Target Group’s policy for goodwill arising on the acquisition of an associate and a joint venture is described below.

Investments in associates and a joint venture

An associate is an entity over which the Target Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates and joint ventures are incorporated in the Historical Financial Information using the equity method of accounting. The financial statements of associates and a joint venture used for equity accounting purposes are prepared using uniform accounting policies as those of the Target Group for like transactions and events in similar circumstances.

Under the equity method, an investment in an associate or a joint venture is initially recognised in the consolidated statements of financial position at cost and adjusted thereafter to recognise the Target Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Target Group’s share of losses of an associate or joint venture exceeds the Target Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Target Group’s net investment in the associate or joint venture), the Target Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Target Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Target Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Target Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The Target Group assesses whether there is an objective evidence that the interest in an associate or a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

When the Target Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in the investee with a resulting gain or loss being recognised in profit or loss. When the Target Group retains an interest in the former associate or joint venture and the retained interest is a financial asset within the scope of IFRS 9, the Target Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition. The difference between the carrying amount of the associate or joint venture and the fair value of any retained interest and any proceeds from disposing of the relevant interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Target Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Target Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) upon disposal/partial disposal of the relevant associate or joint venture.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

When a group entity transacts with an associate or a joint venture of the Target Group, profits and losses resulting from the transactions with the associate or joint venture are recognised in the Historical Financial Information only to the extent of interests in the associate or joint venture that are not related to the Target Group.

Revenue from contracts with customers

The Target Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Target Group’s performance as the Target Group performs;

•	the Target Group’s performance creates or enhances an asset that the customer controls as the Target Group performs; or

•	the Target Group’s performance does not create an asset with an alternative use to the Target Group and the Target Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

A receivable represents the Target Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Target Group’s obligation to transfer goods or services to a customer for which the Target Group has received consideration (or an amount of consideration is due) from the customer.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

Output method

The progress towards complete satisfaction of a performance obligation is measured based on output method, which is to recognise revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract, that best depict the Target Group’s performance in transferring control of goods or services.

As a practical expedient, if the Target Group has a right to consideration in an amount that corresponds directly with the value of the Target Group’s performance completed to date, the Target Group recognises revenue in the amount to which the Target Group has the right to invoice.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Principal versus agent

When another party is involved in providing goods or services to a customer, the Target Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Target Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Target Group is an agent).

The Target Group is a principal if it controls the specified good or service before those specified goods or services are transferred to a customer.

The Target Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Target Group does not control the specified good or service provided by another party before those specified goods or services are transferred to the customer. When the Target Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognised at the rates of exchanges prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the Historical Financial Information, the assets and liabilities of the Target Group’s foreign operations are translated into the presentation currency of the Target Group (i.e. RMB) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity under the heading of other reserve (attributed to non-controlling interests as appropriate).

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government grants

Government grants are not recognised until there is reasonable assurance that the Target Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Target Group recognises as expenses the related costs for which the grants are intended to compensate.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Target Group with no future related costs are recognised in profit or loss in the period in which they become receivable.

Employee benefits

Retirement benefits costs

Payments to defined contribution retirement benefit plans/state-managed retirement benefit schemes/the mandatory provident fund scheme are recognised as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognised at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognised as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.

A liability is recognised for benefits accruing to employees after deducting any amount already paid.

Share-based payments

Equity-settled share-based payment transactions

Share options granted to employees

Equity-settled share-based payments to employees (including directors of the Target Company) are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Target Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (equity-settled share-based compensation reserve). At the end of each reporting period, the Target Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based compensation reserve. For share options that vest immediately at the date of grant, the fair value of the share options granted is expensed immediately to profit or loss.

When the share options are exercised, the amount previously recognised in equity-settled share-based compensation reserve will be transferred to share capital and share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in equity-settled share-based compensation reserve will continue to be held in equity-settled share-based compensation reserve.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from loss before tax because of income or expense that are taxable or deductible in other years/period and items that are never taxable or deductible. The Target Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the Historical Financial Information and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Target Group applies IAS 12 requirements to the lease liabilities and the related assets separately. The Target Group recognises a deferred tax asset related to lease liabilities to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised and a deferred tax liability for all taxable temporary differences.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Target Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Target Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Property and equipment

Property and equipment are tangible assets that are held for use in the supply of services, or for administrative purposes. Property and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Buildings and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognised impairment loss. Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, including costs of testing whether the related assets is functioning properly and, for qualifying assets, borrowing costs capitalised in accordance with the Target Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

When the Target Group makes payments for ownership interests of properties which includes both leasehold land and building elements, the entire consideration is allocated between the leasehold land and the building elements in proportion to the relative fair values at initial recognition. To the extent the allocation of the relevant payments can be made reliably, interest in leasehold land is presented as “right-of-use assets” in the consolidated statements of financial position. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property and equipment.

Depreciation is provided to write off the cost of items of property and equipment other than construction in progress less their residual values over their estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset is determined as the difference between the net disposal proceeds and the carrying amount of the item is recognised in profit or loss.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognised separately from goodwill and are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortisation and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.

Impairment on property and equipment, right-of-use assets, and intangible assets other than goodwill

At the end of each reporting period, the Target Group reviews the carrying amounts of its property and equipment, right-of-use assets, intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

The recoverable amount of property and equipment, right-of-use assets, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Target Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Target Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognised immediately in profit or loss.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

Cash and Cash equivalents

Cash and cash equivalents presented on the consolidated statements of financial position include:

(a)	cash, which comprises of cash on hand and demand deposits; and

(b)	cash equivalents, which comprises of short-term deposits, (generally with original maturity of three months or less). Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are determined on a weighted average method. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Target Group must incur to make the sale.

Financial instruments

Financial assets and financial liabilities are recognised when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognised immediately in profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income which are derived from the Target Group’s ordinary course of business are presented as revenue.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at FVTOCI:

•	the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL, except that at initial recognition of a financial asset the Target Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	on initial recognition it is a part of a portfolio of identified financial instruments that the Target Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Target Group may irrevocably designate a financial asset that are required to be measured at the amortised cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)	Amortised cost and interest income

Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost and debt instruments/receivables subsequently measured at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

(ii)	Financial assets classified as at FVTOCI

Subsequent changes in the carrying amounts for financial assets classified as at FVTOCI as a result of interest income calculated using the effective interest method are recognised in profit or loss. All other changes in the carrying amount of these receivables are recognised in other comprehensive income and accumulated under the heading of other reserve. Impairment allowances are recognised in profit or loss with corresponding adjustment to other comprehensive income without reducing the carrying amounts of these receivables. When these receivables are derecognised, the cumulative gains or losses previously recognised in other comprehensive income are reclassified to profit or loss.

(iii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI or designated as FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial asset and is included in the “other gains and losses” line item.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Target Group performs impairment assessment under ECL model on financial assets including trade receivables, other receivables and receivables at FVTOCI which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Target Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Target Group always recognises lifetime ECL for trade receivables resulting from transactions that are within the scope of IFRS 15.

For all other instruments, the Target Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Target Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Target Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Target Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Target Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Target Group has reasonable and supportable information that demonstrates otherwise.

Despite the aforegoing, the Target Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A financial asset is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Target Group considers a financial asset to have low credit risk when it has an internal or external credit rating of “investment grade” in accordance with the globally understood definition or if an external rating is not available, the asset has an internal rating of “performing”. Performing means that the counterparty has a strong financial position and there are no past due amounts.

The Target Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

For internal credit risk management, the Target Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Target Group, in full (without taking into account any collaterals held by the Target Group).

Irrespective of the above analysis, the Target Group considers that default has occurred when a financial asset is more than 90 days past due for corporate/individual debtors unless the Target Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;

(b)	a breach of contract, such as a default or past due event;

(c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

(e)	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Target Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Target Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information as described above. As for exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Target Group in accordance with the contract and all the cash flows that the Target Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The ECL for trade and other receivables are assessed individually.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortised cost of the financial asset.

The Target Group recognises an impairment gain or loss in profit or loss for all financial assets with a corresponding adjustment to their carrying amount through a loss allowance account, except for investment in receivables that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in other reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

Derecognition of financial assets

The Target Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss. In addition, on derecognition of receivable measured at FVTOCI, the cumulative gain or loss previously accumulated in other reserve is reclassified to profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Target Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

All financial liabilities are subsequently measured at amortised cost using the effective interest method or at FVTPL.

Financial liabilities at amortised cost

Financial liabilities, including trade, bills and other payables, advances received from buyers in relation to transaction services and transaction support services, and bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Target Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Target Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Preferred shares

The preferred shares are initially recognised at fair value. The Target Group does not account for the embedded derivatives separately from the host contract and designates the entire preferred shares as financial liabilities at FVTPL with fair value change recognised in “fair value changes of financial liabilities at FVTPL” in profit or loss.

Given that the preferred shares include counterparty conversion options that do not meet equity instruments classification by applying IAS 32, and the convertible options are exercisable by the holders anytime, such convertible preferred shares designated at FVTPL are classified as current liabilities when the holders have the options to convert within twelve months after the reporting period.

Derivative financial instruments

Derivatives are initially recognised at fair value at the date when derivative contracts are entered into and are subsequently remeasured to their fair value at the end of the reporting period. The resulting gain or loss is recognised in profit or loss.

3.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Target Group’s accounting policies, the management of the Target Group is required to make judgements, estimates and assumptions about the carrying amounts of assets that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and further periods.

Critical judgements in applying accounting policies

The following is the critical judgements, apart from those involving estimations (see below), that the directors of the Target Company have made in the process of applying the Target Group’s accounting policies and that have the most significant effect on the amounts recognised in the Historical Financial Information.

Consolidation of structured entities

The Target Group obtained control over Zhaogang Netcom and its subsidiaries, by entering into a series of contractual arrangements with Zhaogang Netcom and its equity holders. Nevertheless, the Contractual Arrangements and other measures may not be as effective as direct legal ownership in providing the Target Group with direct control over the Consolidated Affiliated Entities and the updating of the PRC legal system from time to time could affect the Target Group’s beneficiary rights of the results, assets and liabilities of the Consolidated Affiliated Entities in the future. The directors of the Target Company, based on the advice of its legal counsel, consider that the contractual arrangements in relation to Zhaogang Netcom are in compliance with the relevant PRC laws and are legally enforceable.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Control over an entity for which the Target Group does not have more than 50% ownership interest

Note 35 describes that Shanghai Tengcai Technology Co., Ltd. (previously known as FatCat Cloud (Shanghai) Technology Co., Ltd., “Tengcai”) is the subsidiary of the Target Group even though the Target Group has only a 48.06% ownership interest in this entity.

Management of the Target Company assessed whether or not the Target Group has control over this entity based on whether the Target Group has the practical ability to direct the relevant activities of Tengcai unilaterally. In making their judgement, management considers the Target Group’s voting rights arising from the contractual arrangements, in which the Target Group has entered into power of attorney with Tianjin Pangmao Yuanzheng Business Management Partnership (L.P.) (“Pangmao Yuanzheng”), one of the shareholders of Tengcai. Following that, Pangmao Yuanzheng transferred its 5.34% voting rights in Tengcai to the Target Group, accordingly the Target Group’s voting rights in Tengcai increased from 48.06% to 53.40%. After assessment, management concludes that the Target Group has dominant voting rights and power to direct the relevant activities of Tengcai and therefore the Target Group has unilateral control over Tengcai.

Principal versus agent

In determining whether the Target Group is acting as a principal or as an agent in the sales of goods and services requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Target Group acting as a principal or an agent, the Target Group considers whether it obtains control of the goods and if necessary, also considers individually or in combination, whether the Target Group is primarily responsible for fulfilling the contracts, is subject to inventory risk, has discretion in establishing prices for the goods and services. Significant judgement is required when inventory risk is not significant. Having considered the relevant facts and circumstances, management considers that the Target Group obtains control of goods sold for direct sales while the Target Group does not obtain control of goods sold for transaction services before the goods are transferred to the customers. Accordingly, the Target Group is acting as a principal for the direct sales and the corresponding revenue is presented on a gross basis while the Target Group is acting as an agent for transaction services and the corresponding revenue is presented on a net basis.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Estimated loss allowance of trade and other receivables

The Target Group assesses at the end of each reporting period the ECL required for its trade and other receivables taking into consideration the estimation of future cash flows. When measuring ECL, the Target Group uses reasonable and supportable forward-looking information, including taking into consideration the credit worthiness, past collection history, subsequent receipts from the debtors and future economic conditions of the industry in which the debtors operate.

The assessment of the correlation among the possibility of default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast of economic conditions.

The information about the ECLs in the Target Group’s trade and other receivables at the end of each reporting period is disclosed in Note 41 to the Historical Financial Information.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Estimated impairment of property and equipment, right-of-use assets and intangible assets with definite useful lives

Property and equipment, right-of-use assets and intangible assets with definite useful lives are stated at costs less accumulated depreciation/amortization and impairment, if any. In determining whether an asset is impaired, the Target Group has to exercise judgement and make estimation, particularly in assessing: (1) whether an event has occurred or any indicators that may affect the asset value; (2) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (3) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), the Target Group estimates the recoverable amount of the cash-generating unit to which the assets belongs, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash-generating units, for which the relevant corporate assets have been allocated. Changing the assumptions and estimates, including the discount rates or the growth rate in the cash flow projections, could materially affect recoverable amounts.

During the years ended 31 December 2021, 2022 and 2023, and nine months ended 30 September 2024, the management of the Target Group assessed whether an event has occurred or any indicators that may affect the asset value. After the impairment assessment conducted by the management of the Target Group, the management concluded that there were indications of impairment. Accordingly, the Target Group estimates the recoverable amounts of the cash-generating unit to which the property and equipment, right-of-use assets and intangible assets with definite useful lives have been allocated, which is the value in use.

In view of the recoverable amounts being higher than the carrying amounts of the property and equipment, right-of-use assets and intangible assets with definite useful lives, no impairment loss has been recognised on property and equipment, right-of-use assets and intangible assets with definite useful lives.

Estimated impairment of goodwill and intangible assets with indefinite life

Determining whether goodwill and intangible assets with indefinite life is impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets with indefinite life has been allocated, which is the higher of the value in use and fair value less costs of disposal. The value in use calculation requires the Target Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, or changes in facts and circumstances which result in downward revision of future cash, a material impairment loss/future impairment loss may arise.

As at 31 December 2021, 2022 and 2023, and 30 September 2024, the carrying amount of goodwill and intangible assets with indefinite life was approximately RMB124,954,000, RMB124,954,000, RMB124,954,000, and RMB124,954,000. Details of the impairment test was set out in Note 20.

Estimation of the fair value of financial assets and financial liabilities at FVTPL

Fair value of financial asset and financial liability at FVTPL, in the absence of an active market, is estimated by using recognised valuation techniques. The Target Group uses its judgement to select a variety of methods and make assumptions at the end of each reporting period. Changes in these assumptions and estimates could affect the respective fair value of these financial assets and financial liabilities. Further details are included in Note 41.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

4.	REVENUE

(i)	Disaggregation of revenue

	Year ended 31 December 2021
Segments	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Commission income	259,517	–	–	357	259,874
Sales of goods	–	–	–	321,000	321,000
Service income	–	691,947	27,325	–	719,272
Revenue from contracts with customers	259,517	691,947	27,325	321,357	1,300,146
Interest income	–	53,286	–	–	53,286
Total	259,517	745,233	27,325	321,357	1,353,432
Timing of revenue recognition from contracts with customers
A point in time	259,517	37,254	–	321,357	618,128
Over time	–	654,693	27,325	–	682,018
	259,517	691,947	27,325	321,357	1,300,146

	Year ended 31 December 2022
Segments	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Commission income	185,804	–	–	213	–	186,017
Sales of goods	–	–	–	216,699	2,360	219,059
Service income	–	425,853	31,579	–	–	457,432
Revenue from contracts with customers	185,804	425,853	31,579	216,912	2,360	862,508
Interest income	–	42,855	–	–	–	42,855
Total	185,804	468,708	31,579	216,912	2,360	905,363
Timing of revenue recognition from contracts with customers
A point in time	185,804	54,681	–	216,912	2,360	459,757
Over time	–	371,172	31,579	–	–	402,751
	185,804	425,853	31,579	216,912	2,360	862,508

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Year ended 31 December 2023
Segments	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Commission income	281,105	–	–	–	–	281,105
Sales of goods	–	–	–	221,056	123,252	344,308
Service income	–	476,830	34,044	–	–	510,874
Revenue from contracts with customers	281,105	476,830	34,044	221,056	123,252	1,136,287
Interest income	–	32,164	–	–	–	32,164
Total	281,105	508,994	34,044	221,056	123,252	1,168,451
Timing of revenue recognition from contracts with customers
A point in time	281,105	21,434	–	221,056	123,252	646,847
Over time	–	455,396	34,044	–	–	489,440
	281,105	476,830	34,044	221,056	123,252	1,136,287

	Period ended 30 September 2023
Segments	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Commission income	193,988	–	–	–	–	193,988
Sales of goods	–	–	–	144,824	63,202	208,026
Service income	–	348,769	25,720	–	–	374,489
Revenue from contracts with customers	193,988	348,769	25,720	144,824	63,202	776,503
Interest income	–	28,490	–	–	–	28,490
Total	193,988	377,259	25,720	144,824	63,202	804,993
Timing of revenue recognition from contracts with customers
A point in time	193,988	21,204	–	144,824	63,202	423,218
Over time	–	327,565	25,720	–	–	353,285
	193,988	348,769	25,720	144,824	63,202	776,503

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Period ended 30 September 2024
Segments	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Commission income	233,245	–	–	–	1,874	235,119
Sales of goods	–	–	–	420,544	135,773	556,317
Service income	–	309,064	22,090	–	–	331,154
Revenue from contracts with customers	233,245	309,064	22,090	420,544	137,647	1,122,590
Interest income	–	17,951	–	–	–	17,951
Total	233,245	327,015	22,090	420,544	137,647	1,140,541
Timing of revenue recognition from contracts with customers
A point in time	233,245	1,792	–	420,544	137,647	793,228
Over time	–	307,272	22,090	–	–	329,362
	233,245	309,064	22,090	420,544	137,647	1,122,590

(ii)	Performance obligations for contracts with customers

Commission income

Transaction services

The Target Group charges commission fees on a per ton basis, being the Target Group acting as an agent as its performance obligation is to arrange for the provision of the steel products by steel sellers to steel buyers. For steel buyers which are classified as key accounts, the Target Group charges commission fees to key accounts directly, whereas for those remaining steel buyers, the Target Group charges commission fees to steel sellers. Commission income are recognised on a net basis when the underlying transaction is completed, representing the point in time at which the right to commission fee becomes unconditional.

Overseas transaction business

The Target Group acts as an agent in some overseas jurisdictions to earn commission income for arranging the provision of steel products by steel sellers to steel buyers. Commission income is recognised at a point in time on a net basis when the underlying transaction is completed.

Others

The Target Group acts as an agent for certain customers to earns commission income for arranging the provision of non-steel products by sellers to the buyers. Commission income is recognised at a point in time on a net basis when the underlying transaction is completed.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Service income

Transaction support services

The Target Group provides logistics, warehousing, processing and transaction settlement services to customers.

The Target Group renders logistics services to the customers who are mainly steel buyers when the goods are delivered from origin to destination as specified in the contracts. Revenue is recognised over time as customers simultaneously receive and consume the benefits provided by the Target Group's performance as the goods were delivered from one location to another.

Revenue from provision of warehousing services to steel buyers is charged at a fixed rate on a per-day and per-ton basis. The warehousing service revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation as the buyers simultaneously receive and consume the benefits provided by the Target Group when the Target Group renders the service.

Revenue from provision of processing services is charged to the steel buyers on a per-ton basis and is recognised at a point in time when the processing services are rendered to the steel buyers.

Transaction settlement services

•	Trilateral Bai Tiao (三方白條)

The Target Group typically enters into cooperation agreements with collaborative financial institutions, and enters into technical service agreements with steel buyers of the Target Group (“Trilateral Bai Tiao users”), whereas Trilateral Bai Tiao users enter into credit facility agreements with the financial institutions directly in order to obtain the funding specifically for the purpose of purchasing steel products from the Target Group. The Target Group charges financial institutions a service fee based on a fixed rate on the provided funding on a per-day basis. Revenue from Trilateral Bai Tiao is recognised by the Target Group at a point in time when the financial institutions contracted with the Trilateral Biao Tiao users for providing the credit funding, with variable considerations as the days of the funding used by the steel buyers are uncertain. Revenue from technical service fee charged to Trilateral Bai Tiao users is recognised over the service period when services are rendered. The Target Group has ceased providing Trilateral Bai Tiao services in August 2024.

•	Trilateral Easy Procurement (三方易採)

The Target Group partners with non-bank capital providers, such as state-owned enterprises, and serves as a bridge linking these non-bank capital providers to the steel buyers who require funding to purchase steel products (“Trilateral Easy Procurement users”). Under this Trilateral Easy Procurement model, the non-bank capital providers would pay the upstream steel mills or distributors on behalf of the Trilateral Easy Procurement users and charge such users a service fee based on a fixed rate on the provided funding on a per-day basis. Revenue from Trilateral Easy Procurement is recognised at a point in time when the non-bank capital providers entered contracts with the Trilateral Easy Procurement users for the provision of such transaction settlement services, with variable considerations as the days of the funding used by the Trilateral Easy Procurement users are uncertain. The Target Group has ceased providing Trilateral Easy Procurement services in August 2024.

Technology subscription services

The Target Group offers digital transaction solutions via digital platforms to facilitate transaction services among users which includes SaaS services, data analysis and other customer value-added services.

Revenue from technology subscription services is recognised over the service period when services are rendered.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Sales of goods

Overseas transaction business

The Target Group procures steel products from manufacturers, manages inventories and distributes them directly to customers through its overseas distribution channels. Under the direct sales business model, revenue from sales of goods is recognised at a point in time, being the time the products are received by the customers at the premises specified in the contract.

Others

The Target Group procures non-steel products from domestic manufacturers according to customers’ request, manages inventories and sells non-steel products to domestic third-party customers. Under the direct sales business model, revenue from sales of goods is recognised at a point in time, being the goods delivery notes issued to and products accepted by the customers at the premises specified in the contract.

(iii)	Transaction price allocated to the remaining performance obligations for contracts with customers:

	As at 31 December			As at 30 September

Contract liabilities	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Transaction services and transaction support services	2,296	3,860	9,490	12,580
Overseas transaction business	14,030	5,715	2,094	10,188
Technology subscription services	21,664	33,964	33,404	26,555
Discontinued operations	156,397	152,430	–	–
	194,387	195,969	44,988	49,323

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) arose from technology subscription services as at 31 December 2021, 2022, 2023, and 30 September 2024 and the expected timing of recognising revenue are as follows:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB'000	RMB'000	RMB'000	RMB'000
Within one year	9,261	15,445	16,506	14,078
More than one year but not more than two years	5,509	7,791	10,698	7,468
More than two years	6,894	10,728	6,200	5,009
	21,664	33,964	33,404	26,555

As at 31 December of 2021, 2022, 2023, and 30 September 2024, contract liabilities arising apart from technology subscription services will be recognised as revenue within one year. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

(iv)	Interest income under transaction support services segment

The Target Group provides integrated transaction settlement services and services in allowing customers more flexibility in terms of settlement directly to eligible steel buyers and steel sellers, through the provision of “Bilateral Bai Tiao” (二方白條), “Bilateral Easy Procurement” (二方易採) and “Bills Settlement” (票據結算).

Bilateral Bai Tiao – The Target Group directly provides transaction settlement services to eligible steel buyers who use the Bilateral Bai Tiao products to enjoy extended payment terms for their purchases from the Target Group. The Target Group has ceased operation of Bilateral Bai Tiao services in August 2024.

Bilateral Easy Procurement – The Target Group directly provides transaction settlement services to eligible steel buyers who use the Bilateral Easy Procurement services to procure from upstream steel mills or distributors on extended credit terms. The Target Group has ceased operation of Bilateral Easy Procurement services in August 2024.

Bills Settlement – The Target Group obtained bills receivables from steel buyers as settlement of payment for the goods or by accepting factoring from external third parties. The bills are held within the business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual cash flows are solely payments of principal and interest on the principal amount outstanding. The Target Group has ceased accepting factoring from external third parties in August 2023.

Interest income from the aforementioned services is accrued on a timely basis, by reference to the principal outstanding and at the effective interest rate.

5.	SEGMENT INFORMATION

Information reported to the executive director of the Target Company, being the chief operating decision maker (“CODM”), for the purposes of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided.

For transaction support services, the information reported to CODM is further categorised into different single services, each of which is considered as a separate operating segment by the CODM. For segment reporting, these individual operating segments have been aggregated into a single reportable segment. These operating segments share similar economic characteristics, nature of the services and type of customers.

The Target Group’s reportable segments are therefore as follows:

•	Transaction services segment – The Target Group acts as agent and earns commission from trading steel products via its online platform.

•	Transaction support services segment – the Target Group provides customers with one-stop logistics, warehouse and processing services, as well as integrated transaction settlement services. The integrated transaction settlement services offers the buyers and sellers different financing and/or settlement options to facilitate the transactions with the Target Group, namely “FatCat Bai Tiao” (胖貓白條), “Bills Settlement” (票據結算), and “FatCat Easy Procurement” (胖貓易採). “FatCat Bai Tiao” (胖貓白條) includes “Bilateral Bai Tiao” (二方白條) and “Trilateral Bai Tiao” (三方白條). “FatCat Easy Procurement” (胖貓易採) includes “Bilateral Easy Procurement” (二方易採) and “Trilateral Easy Procurement” (三方易採). The Target Group has ceased operations of FatCat Bai Tiao and FatCat Easy Procurement in August 2024, also has ceased accepting factoring from external third parties under Bills Settlement in August 2023.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

•	Technology subscription services segment – The Target Group offers digital transaction solutions via digital platforms to facilitate transaction services among users which includes SaaS services, data analysis and other customer value-added services.

•	Overseas transaction business segment – The Target Group procures steel products from manufacturers, manages inventories and distributes them directly to overseas customers through its overseas distribution channels, other than the Target Group acts as agent and earns commission from trading steel products for Thailand and Vietnam.

•	Others – The Target Group procures non-steel products from manufacturers according to customers’ request, manage inventories and sells to domestic third-party customers. For certain customers, the Target Group acts as agent and earns commissions from trading non-steel products.

An analysis of the Target Group’s revenue and results from continuing operations by reportable segments is as below:

For the year ended 31 December 2021

Continuing operations

	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
REVENUE
External sales of goods	–	–	–	321,000	–	321,000
Commission income	259,517	–	–	357	–	259,874
Service income	–	691,947	27,325	–	–	719,272
Interest income	–	53,286	–	–	–	53,286
Inter-segment revenue	426,286	–	26,584	–	(452,870)	–
	685,803	745,233	53,909	321,357	(452,870)	1,353,432
SEGMENT PROFIT (LOSS)	16,630	25,845	(12,110)	17,696	–	48,061
Unallocated
Other income and other gains and losses						92,285
Selling and distribution expenses						(17,292)
Administrative expenses						(88,511)
Research and development expenses						(125,384)
Finance costs						(61,792)
Fair value changes of financial assets at FVTPL						(108,932)
Fair value changes of financial liabilities at FVTPL						(19,311)
Share of results of associates and joint ventures						(4,773)
Loss before tax from continuing operations						(285,649)
Income tax credit						659
Loss for the year from continuing operations						(284,990)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

For the year ended 31 December 2022

Continuing operations

	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
REVENUE
External sales of goods	–	–	–	216,699	2,360	–	219,059
Commission income	185,804	–	–	213	–	–	186,017
Service income	–	425,853	31,579	–	–	–	457,432
Interest income	–	42,855	–	–	–	–	42,855
Inter-segment revenue	281,142	–	19,712	–	–	(300,854)	–
	466,946	468,708	51,291	216,912	2,360	(300,854)	905,363
SEGMENT (LOSS) PROFIT	(51,828)	28,705	1,331	(40,919)	(255)	–	(62,966)
Unallocated
Other income and other gains and losses							1,933
Selling and distribution expenses							(8,516)
Administrative expenses							(77,128)
Research and development expenses							(69,519)
Finance costs							(68,650)
Fair value changes of financial assets at FVTPL							(7,161)
Fair value changes of financial liabilities at FVTPL							(11,497)
Share of results of associates and joint ventures							(1,138)
Loss before tax from continuing operations							(304,642)
Income tax credit							665
Loss for the year from continuing operations							(303,977)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

For the year ended 31 December 2023

Continuing operations

	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
REVENUE
External sales of goods	–	–	–	221,056	123,252	–	344,308
Commission income	281,105	–	–	–	–	–	281,105
Service income	–	476,830	34,044	–	–	–	510,874
Interest income	–	32,164	–	–	–	–	32,164
Inter-segment revenue	362,145	–	5,718	–	–	(367,863)	–
	643,250	508,994	39,762	221,056	123,252	(367,863)	1,168,451
SEGMENT PROFIT	44,061	39,787	5,909	7,158	2,236	–	99,151
Unallocated
Other income and other gains and losses							29,284
Selling and distribution expenses							(14,582)
Administrative expenses							(418,490)
Research and development expenses							(53,791)
Professional fees and expenses related to De-SPAC Transaction							(39,557)
Finance costs							(64,873)
Fair value changes of financial assets at FVTPL							4,578
Fair value changes of financial liabilities at FVTPL							(8,041)
Share of results of associates and joint ventures							(2,540)
Loss before tax from continuing operations							(468,861)
Income tax expense							(788)
Loss for the year from continuing operations							(469,649)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

For the nine months ended 30 September 2023

Continuing operations

	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
External sales of goods	–	–	–	144,824	63,202	–	208,026
Commission income	193,988	–	–	–	–	–	193,988
Service revenue	–	348,769	25,720	–	–	–	374,489
Interest income	–	28,490	–	–	–	–	28,490
Inter-segment revenue	263,172	–	6,461	–	–	(269,633)	–
	457,160	377,259	32,181	144,824	63,202	(269,633)	804,993
SEGMENT PROFIT	36,706	26,180	5,684	6,331	733	–	75,634
Unallocated
Other income and other gains and losses							23,388
Selling and distribution expenses							(12,506)
Administrative expenses							(309,429)
Research and development expenses							(43,286)
Professional fees and expenses related to De-SPAC Transaction							(30,297)
Finance costs							(42,265)
Fair value changes of financial assets at FVTPL							2,195
Fair value changes of financial liabilities at FVTPL							(2,551)
Share of results of associates and joint ventures							(2,093)
Loss before tax from continuing operations							(341,210)
Income tax expense							(924)
Loss for the period from continuing operations							(342,134)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

For the nine months ended 30 September 2024

Continuing operations

	Transaction services	Transaction support services	Technology subscription services	Overseas transaction business	Others	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
REVENUE
External sales of goods	–	–	–	420,544	135,773	–	556,317
Commission income	233,245	–	–	–	1,874	–	235,119
Service revenue	–	309,064	22,090	–	–	–	331,154
Interest income	–	17,951	–	–	–	–	17,951
Inter-segment revenue	247,996	–	1,756	–	–	(249,752)	–
	481,241	327,015	23,846	420,544	137,647	(249,752)	1,140,541
SEGMENT PROFIT	7,539	25,007	4,665	13,870	5,275	–	56,356
Unallocated
Other income and other gains and losses							39,736
Selling and distribution expenses							(9,378)
Administrative expenses							(56,033)
Research and development expenses							(34,074)
Professional fees and expenses related to De-SPAC Transaction							(7,518)
Finance costs							(34,298)
Fair value changes of financial assets at FVTPL							(358)
Fair value changes of financial liabilities at FVTPL							(7,355)
Share of results of associates and joint ventures							(1,574)
Loss before tax from continuing operations							(54,496)
Income tax credit							99
Loss for the period from continuing operations							(54,397)

The accounting policies of the operating segments are the same as the Target Group’s accounting policies. Segment profit (loss) represents the profit earned by/loss from each segment without allocation of other income and other gains and losses, certain selling and distribution expenses, administrative expenses, certain research and development expenses, professional fees and expenses related to De-SPAC Transaction, finance costs, fair value changes of financial assets and liabilities at FVTPL and share of results of associates and joint ventures.

The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of resources allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Geographical information

The Target Group’s revenue from continuing operations from external customers is presented based on the location of the operation which are detailed below:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Mainland China	1,032,075	688,451	947,395	660,169	719,997
Ghana	72,709	89,830	23,859	23,512	–
Hong Kong	61,961	9,114	64,551	32,521	65,606
United Arab Emirates (“UAE”)	54,382	46,202	53,638	29,903	288,079
South Korea	102,977	71,553	79,008	58,888	54,005
Kenya	28,944	–	–	–	–
Malaysia	–	–	–	–	12,854
Others (note i)	384	213	–	–	–
	1,353,432	905,363	1,168,451	804,993	1,140,541

Note:

(i)	Including Thailand, Vietnam, Myanmar and Tanzania.

Information about the Target Group’s non-current assets (excluding goodwill, financial assets at FVTPL, restricted cash and deferred tax assets) which is presented based on geographical location of the assets, is as follows:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Mainland China	408,803	395,459	400,596	400,770
Overseas	509	1,816	495	3,914
	409,312	397,275	401,091	404,684

Information about major customers

Revenue from customers of the corresponding periods contributing over 10% of the total sales of the Target Group are as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Customer A (notes i and ii)	N/A	N/A	186,946	161,922

Notes:

(i)	N/A – not disclosed as amount less than 10% of total revenue.
(ii)	Revenue from Customer A is recognised as revenue from transaction services.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

6.	OTHER INCOME

Continuing operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Interest on bank deposits (note i)	7,913	11,256	26,376	20,426	7,416
Dividend income from financial assets at FVTPL	285	–	–	–	–
Government grants (note ii)	5,205	9,651	6,681	3,702	39,993
	13,403	20,907	33,057	24,128	47,409

Notes:

(i)	An interest income amounting to RMB443,000, RMB3,545,000 and RMB1,974,000 for the three years ended 31 December 2021, 2022 and 2023, respectively and RMB1,736,000 and RMB731,000 for the nine months ended 30 September 2023 (unaudited) and 2024, respectively arose from bank deposits placed with the bank for borrowing purpose.
(ii)	The government grants were mainly incentives provided by local government authorities in the PRC, including various forms of government financial incentives rewarding the Target Group’s support and contribution for the development of local economies. There were no specific conditions attached to the grants received from local government authorities in the PRC.

7.	OTHER GAINS AND LOSSES, NET

Continuing operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Gain on disposal of interests in associates	3,209	866	–	–	–
Gain on change of control from joint venture to subsidiary (Note 35)	78,305	–	–	–	–
(Loss) gain on fair value changes of derivative financial instruments	(1,709)	(7,118)	415	(31)	284
Impairment loss on investments in associates	(1,423)	–	(2,112)	–	–
Gain on disposal of property and equipment	539	444	596	238	4
Loss on early termination of right-of-use assets	–	–	(398)	–	–
Net foreign exchange loss	(2,213)	(13,661)	(2,651)	(1,719)	(8,442)
Loss on disposal of subsidiaries (note 45(xii))	–	–	(425)	–	–
Others	2,174	495	802	772	481
	78,882	(18,974)	(3,773)	(740)	(7,673)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

8.	FINANCE COSTS

Continuing operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Interest on bank borrowings	18,857	24,123	18,581	15,733	11,477
Interest on other borrowings	43,959	44,238	46,049	26,343	22,592
Interest on lease liabilities	240	289	243	189	229
	63,056	68,650	64,873	42,265	34,298
Less: amounts capitalised in construction in progress	(1,264)	–	–	–	–
	61,792	68,650	64,873	42,265	34,298

9.	IMPAIRMENT LOSSES UNDER ECL MODEL, NET OF REVERSAL

Continuing operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Impairment loss recognised, net of reversal on:
– Trade receivables
– Impairment losses recognised	6,186	5,547	32,981	11,565	20,069
– Impairment losses reversed	(23,751)	(4,546)	(2,688)	(4,572)	(15,099)
	(17,565)	1,001	30,293	6,993	4,970
– Other receivables
– Impairment losses recognised	58,277	54,353	27	27	52,657
– Impairment losses reversed	(1,224)	(995)	(132)	(132)	(38)
	57,053	53,358	(105)	(105)	52,619
	39,488	54,359	30,188	6,888	57,589

Details of impairment assessment are set out in Note 41.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

10.	INCOME TAX CREDIT (EXPENSE)

Continuing operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Current tax:
PRC Enterprise Income Tax (“EIT”)	555	229	9	7	1
(Over) under provision in prior years/period	(514)	406	79	79	18
Others	6	–	–	–	–
	47	635	88	86	19
Deferred tax (credit) charge (Note 30)	(706)	(1,300)	700	838	(118)
Income tax (credit) expense	(659)	(665)	788	924	(99)

Cayman Islands

The Target Company is incorporated as an exempted company with limited liability under the Law of the Cayman Islands and is not subject to Cayman Island income tax.

Hong Kong

The Target Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2 million Hong Kong dollars (“HK$”) of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally payments of dividends by the subsidiaries incorporated in Hong Kong to the Target Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard EIT rate for PRC operating entities is 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises (“HNTEs”) to enjoy a reduced 15% EIT rate subject to these HNTEs meeting certain qualification criteria. Certain entities of the Target Group are qualified as HNTEs, and accordingly are subject to a preferential income tax rate of 15%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year and period before 1 September 2022 (“Super Deduction”). The State Taxation Administration of the PRC announced that enterprises engaging in research and development activities would entitle to claim 200% of their research and development expenses as Super Deduction from 1 September 2022.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The income tax (credit) expense can be reconciled to the loss before tax from continuing operations per the consolidated statements of profit or loss and other comprehensive income, as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Loss before tax from continuing operations	(285,649)	(304,642)	(468,861)	(341,210)	(54,496)
Tax at the PRC statutory income tax rate of 25%	(71,412)	(76,161)	(117,215)	(85,303)	(13,624)
Tax effect of Super Deduction for research and development expenses	(13,711)	(7,046)	(5,547)	(4,221)	(1,315)
Effect of preferential tax rates	16,304	6,611	2,324	1,737	240
Tax effect of expenses not deductible for tax purpose (note i)	2,477	1,998	105,844	64,694	4,665
Tax effect of income not taxable for tax purpose	(3,384)	(48)	(1,285)	(557)	(60)
(Over) under provision in prior years/period	(514)	406	79	79	18
Tax effect of deductible temporary differences not recognised	24,900	10,217	8,848	5,052	16,024
Utilisation of deductible temporary differences or tax losses previously not recognised	(4,965)	(1,907)	(16,563)	(10,667)	(16,034)
Effect of tax losses not recognised	49,334	64,736	23,976	29,924	9,720
Effect of different tax rates of subsidiaries operating in other jurisdictions	312	529	327	186	267
Income tax (credit) expense for the year/period relating to continuing operations	(659)	(665)	788	924	(99)

Note:

(i)	Tax effect of expenses not deductible for tax purpose was mainly resulted from share-based payment expenses in 2023 and effect of tax losses not recognised and not eligible to be carried forward in 2023.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

11.	DISCONTINUED OPERATIONS

On 29 March 2023, the directors of the Target Company passed the resolution to discontinue the domestic direct sales business of steel products. On 31 March 2023, the Target Group ceased all the operation of the domestic direct sales business of steel products and completed all the buyer orders. Hence, the domestic direct sales business of steel products was discontinued on 31 March 2023 and presented under discontinued operations in the consolidated statements of profit or loss and other comprehensive income for the Relevant Periods.

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Income statement disclosures:
The results for the year/period are as follows:
Revenue	5,311,026	4,919,947	159,723	159,723	–
Cost of revenue	(5,266,264)	(4,948,924)	(158,819)	(158,819)	–
Gross profit (loss)	44,762	(28,977)	904	904	–
Selling and distribution expenses	(17,426)	(15,385)	(260)	(260)	–
Other gains and losses, net	–	(2,103)	–	–	–
Finance costs	(17,777)	(15,764)	–	–	–
Impairment losses under ECL model, net of reversal	1,044	63	–	–	–
Profit (loss) before tax	10,603	(62,166)	644	644	–
Income tax (note i)	–	–	–	–	–
Profit (loss) for the year/period	10,603	(62,166)	644	644	–
Cash flow statement disclosures
Operating activities	88,755	48,812	57,448	57,448	–
Investing activities	–	–	–	–	–
Financing activities	(17,777)	(15,764)	–	–	–
Net cash inflows	70,978	33,048	57,448	57,448	–

Note:

(i)	No income tax was recognised as there were accumulated losses incurred by the discontinued operations of steel products over the Relevant Periods.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

12.	LOSS FOR THE YEAR/PERIOD

Loss for the year/period from continuing operations for the Relevant Periods has been arrived at after charging:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Cost of inventories recognised as an expense	292,411	249,311	209,055	135,758	393,297
Auditors’ remuneration	3,896	1,342	1,243	1,080	442

Depreciation of property and equipment	8,332	11,626	10,454	7,896	7,811
Depreciation of right-of-use assets	6,951	4,386	4,615	3,444	4,513
Amortisation of intangible assets	4,887	5,973	5,962	4,470	3,226
Total depreciation and amortisation	20,170	21,985	21,031	15,810	15,550
Directors’ remuneration (excluding equity-settled share-based expense) (Note 13)	6,718	6,907	7,023	4,745	5,010
Equity-settled share-based payments (note i)	8,166	–	343,058	256,320	–
Salaries, allowances and benefits	330,543	269,377	259,945	193,413	194,257
Retirement benefits scheme contributions	30,710	27,304	26,210	19,780	20,920
Total staff costs (including directors)	376,137	303,588	636,236	474,258	220,187

Note:

i	Included the share-based payments paid/payable to key management personnel and directors.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

13.	DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ EMOLUMENTS

Details of the emoluments paid or payable to the individuals who were appointed as the directors and chief executive of the Target Company (including emoluments for services as employees/directors of the group entities prior to becoming the directors of the Target Company), during the Relevant Periods, disclosed pursuant to the applicable Listing Rules and Hong Kong Companies Ordinance, are as follows:

For the year ended 31 December 2021

	Fee	Salaries, allowances and benefits	Performance- related bonuses	Retirement benefits scheme contributions	Share-based payments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors:
–Wang Dong (note a)	–	2,001	–	121	5,716	7,838
– Wang Changhui	–	2,001	–	121	–	2,122
–Gong Yingxin (note d)	–	1,202	300	113	–	1,615
–Zhou Min (note h)	–	446	100	111	–	657
Non-executive directors:
–Ji Suhai (note b)	–	200	–	2	–	202
–Shao Yibo (note f)	–	–	–	–	–	–
–Wu Bin (note g)	–	–	–	–	–	–
–Ye Qian (note e)	–	–	–	–	–	–
–Wang Zhijian (note c)	–	–	–	–	–	–
	–	5,850	400	468	5,716	12,434

For the year ended 31 December 2022

	Fee	Salaries, allowances and benefits	Performance- related bonuses	Retirement benefits scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors:
–Wang Dong (note a)	–	2,000	–	128	2,128
– Wang Changhui	–	2,000	–	128	2,128
–Gong Yingxin (note d)	–	1,203	500	120	1,823
–Zhou Min (note h)	–	600	100	128	828
Non-executive directors:
–Shao Yibo (note f)	–	–	–	–	–
–Wu Bin (note g)	–	–	–	–	–
–Ye Qian (note e)	–	–	–	–	–
	–	5,803	600	504	6,907

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

For year ended 31 December 2023

	Fee	Salaries, allowances and benefits	Performance- related bonuses	Retirement benefits scheme contributions	Share-based payments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors:
–Wang Dong (note a)	–	2,000	–	134	168,143	170,277
– Wang Changhui	–	2,000	–	134	88,177	90,311
–Gong Yingxin (note d)	–	1,203	500	128	8,077	9,908
–Zhou Min (note h)	–	690	100	134	–	924
Non-executive directors:
–Shao Yibo (note f)	–	–	–	–	–	–
–Wu Bin (note g)	–	–	–	–	–	–
–Ye Qian (note e)	–	–	–	–	–	–
	–	5,893	600	530	264,397	271,420

For the nine months ended 30 September 2023

	Fee	Salaries, allowances and benefits	Performance- related bonuses	Retirement benefit scheme contribution	Share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Executive directors:
–Wang Dong (note a)	–	1,500	–	100	168,143	169,743
– Wang Changhui	–	1,500	–	100	88,177	89,777
–Gong Yingxin (note d)	–	902	–	93	–	995
–Zhou Min (note h)	–	450	–	100	–	550
Non-executive directors:
–Shao Yibo (note f)	–	–	–	–	–	–
–Wu Bin (note g)	–	–	–	–	–	–
–Ye Qian (note e)	–	–	–	–	–	–
	–	4,352	–	393	256,320	261,065

For the nine months ended 30 September 2024

	Fee	Salaries, allowances and benefits	Performance- related bonuses	Retirement benefit scheme contribution	Share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors:
–Wang Dong (note a)	–	1,500	–	102	–	1,602
– Wang Changhui	–	1,500	–	102	–	1,602
–Gong Yingxin (note d)	–	902	–	102	–	1,004
–Zhou Min (note h)	–	700	–	102	–	802
Non-executive director:
–Ye Qian (note e)	–	–	–	–	–	–
	–	4,602	–	408	–	5,010

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Notes:

a.	Wang Dong is the chief executive of the Target Group during the Relevant Periods.
b.	Ji Suhai resigned on 6 January 2021.
c.	Wang Zhijian resigned on 31 August 2021.
d.	Gong Yingxin was appointed on 6 January 2021.
e.	Ye Qian was appointed on 31 August 2021.
f.	Shao Yibo resigned on 14 July 2023.
g.	Wu Bin resigned on 14 July 2023.
h.	Zhou Min was appointed on 14 July 2023.

The directors’ emoluments shown above were paid for their services in connection with the management of the affairs of the Target Company and the Target Group during the Relevant Periods.

The five highest paid individuals of the Target Group included 2, 3, 3, 3 and 3 directors for each of the three years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2023 (unaudited) and 2024, respectively. The emoluments of the remaining 3, 2, 2, 2 and 2 for each of the three years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2023 (unaudited) and 2024, respectively were as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Salaries, allowances and benefits	3,160	3,000	2,052	2,271	2,400
Performance-related bonuses	1,514	165	–	–	–
Retirement benefit scheme contributions	326	256	269	199	205
Equity-settled share-based payments	2,450	–	74,249	–	–
	7,450	3,421	76,570	2,470	2,605

The number of five highest paid employees including the directors of the Target Company whose emoluments fell within the following bands is as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	No. of employees	No. of employees	No. of employees	No. of employees	No. of employees
				(unaudited)
HK$1,000,001 to HK$1,500,000	–	–	–	3	2
HK$1,500,001 to HK$2,000,000	–	1	–	–	3
HK$2,000,001 to HK$2,500,000	1	4	–	–	–
HK$2,500,001 to HK$3,000,000	2	–	–	–	–
HK$3,500,001 to HK$4,000,000	1	–	–	–	–
HK$7,000,001 to HK$7,500,000	–	–	1	–	–
HK$9,000,001 to HK$9,500,000	1	–	–	–	–
HK$11,000,001 to HK$11,500,000	–	–	1	–	–
HK$79,000,001 to HK$79,500,000	–	–	1	–	–
HK$101,500,001 to HK$102,000,000	–	–	–	1	–
HK$102,000,001 to HK$102,500,000	–	–	1	–	–
HK$192,000,001 to HK$192,500,000	–	–	–	1	–
HK$192,500,001 to HK$193,000,000	–	–	1	–	–

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

During the Relevant Periods, no emoluments were paid by the Target Group to the directors of the Target Company or the five highest paid individuals of the Target Group as an inducement to join or upon joining the Target Group or as compensation for loss of office. None of the directors of the Target Company and five highest paid individuals of the Target Group has waived or agreed to wave any emoluments during the Relevant Periods.

14.	DIVIDENDS

No dividend has been paid or declared by the Target Company during the Relevant Periods, nor has any dividend been proposed since the end of the Relevant Periods.

15.	LOSS PER SHARE

For continuing operations

The calculation of the basic and diluted loss per share from continuing operations attributable to the owners of the Target Company is based on the following data:

Loss figures are calculated as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Loss for the year/period attributable to owners of the Target Company from continuing and discontinued operations	(264,366)	(358,903)	(468,272)	(340,142)	(54,448)
Less: profit (loss) for the year/period from discontinued operations	10,603	(62,166)	644	644	–
Loss for the year/period attributable to owners of the Target Company for the purposes of basic and diluted loss per share from continuing operations	(274,969)	(296,737)	(468,916)	(340,786)	(54,448)

Number of shares

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
				(unaudited)
Weighed average number of ordinary shares for the purpose of basic and diluted loss per share	167,860,786	167,860,786	179,615,767	169,238,101	218,008,756

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The computation of diluted loss per share for the three years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2023 (unaudited) and 2024 does not assume the exercise of warrants or the conversion of the Target Company's outstanding convertible preferred shares as these would result in the decrease in the loss per share.

Also, the computation of diluted loss per share for the year ended 31 December 2023 and nine months ended 30 September 2023 (unaudited) and 2024 does not take into account the effect of share options granted under the 2023 Pre-Listing Share Option Scheme as this would result in the decrease in the loss per share.

From discontinued operations

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Profit (loss) for the year/period from discontinued operations	10,603	(62,166)	644	644	–
Basic and diluted earnings (loss) per share (RMB)	0.063	(0.370)	0.004	0.004	–

Number of shares

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
				(unaudited)
Weighed average number of ordinary shares for the purpose of basic and diluted earnings (loss) per share	167,860,786	167,860,786	179,615,767	169,238,101	218,008,756

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

16.	PROPERTY AND EQUIPMENT

	Buildings	Equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At 1 January 2021	–	28,092	15,346	123,303	166,741
Additions	–	4,167	–	100,995	105,162
Disposals	–	(2,347)	(3,223)	–	(5,570)
Transfer	215,027	9,271	–	(224,298)	–
Exchange adjustments	–	(53)	(96)	–	(149)
At 31 December 2021	215,027	39,130	12,027	–	266,184
Additions	–	1,439	123	–	1,562
Disposals	–	(1,340)	(1,357)	–	(2,697)
Exchange adjustments	–	(49)	(74)	–	(123)
At 31 December 2022	215,027	39,180	10,719	–	264,926
Additions	–	642	498	–	1,140
Disposals	–	(10,278)	(1,356)	–	(11,634)
Disposal of subsidiaries	–	(1,155)	(349)	–	(1,504)
Exchange adjustments	–	102	142	–	244
At 31 December 2023	215,027	28,491	9,654	–	253,172
Additions	–	5,064	4,059	–	9,123
Disposals	–	(1,857)	(699)	–	(2,556)
Exchange adjustments	–	–	(6)	–	(6)
At 30 September 2024	215,027	31,698	13,008	–	259,733
DEPRECIATION
At 1 January 2021	–	22,871	12,546	–	35,417
Provided for the year	2,399	5,041	892	–	8,332
Eliminated on disposals	–	(2,207)	(2,383)	–	(4,590)
Exchange adjustments	–	(26)	(85)	–	(111)
At 31 December 2021	2,399	25,679	10,970	–	39,048
Provided for the year	4,877	6,336	413	–	11,626
Eliminated on disposals	–	(1,305)	(1,214)	–	(2,519)
Exchange adjustments	–	(99)	(37)	–	(136)
At 31 December 2022	7,276	30,611	10,132	–	48,019
Provided for the year	4,618	5,464	372	–	10,454
Eliminated on disposals	–	(10,213)	(1,356)	–	(11,569)
Disposal of subsidiaries	–	(673)	(270)	–	(943)
Exchange adjustments	–	77	77	–	154
At 31 December 2023	11,894	25,266	8,955	–	46,115
Provided for the period	3,879	3,653	279	–	7,811
Eliminated on disposals	–	(1,787)	(646)	–	(2,433)
Exchange adjustments	–	–	(1)	–	(1)
At 30 September 2024	15,773	27,132	8,587	–	51,492
CARRYING VALUES
At 31 December 2021	212,628	13,451	1,057	–	227,136
At 31 December 2022	207,751	8,569	587	–	216,907
At 31 December 2023	203,133	3,225	699	–	207,057
At 30 September 2024	199,254	4,566	4,421	–	208,241

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The above items of property and equipment after taking into account their estimated residual value, are depreciated on a straight-line basis within the following period:

Buildings	45 years
Equipment	3 to 5 years
Motor vehicles	5 years

17.	RIGHT-OF-USE ASSETS

	Leasehold lands	Office Premises	Total
	RMB’000	RMB’000	RMB’000
As at 31 January 2021
Carrying amount	18,055	8,685	26,740
As at 31 December 2021
Carrying amount	17,670	8,617	26,287
As at 31 December 2022
Carrying amount	17,284	6,084	23,368
As at 31 December 2023
Carrying amount	16,899	4,786	21,685
As at 30 September 2024
Carrying amount	16,610	15,635	32,245

For the year ended 31 December 2021
Depreciation charge	385	6,566	6,951
For the year ended 31 December 2022
Depreciation charge	385	4,001	4,386
For the year ended 31 December 2023
Depreciation charge	385	4,230	4,615
For the nine months ended 30 September 2024
Depreciation charge	289	4,224	4,513

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Expense relating to short-term leases	12,943	10,475	6,454	5,031
Total cash outflow for leases	20,027	13,460	11,120	11,406
Additions to right-of-use assets	6,517	1,414	3,333	15,704

Notes:

(i)	The Target Group leases office premises and dormitory for employees for its operation. Lease contracts are entered into for fixed term of 2 to 5 years.

(ii)	Leasehold lands with 50 years of lease term mainly represent upfront payments for leasehold lands in the PRC, for which the Target Group has obtained the land use right certificates.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Restrictions or covenants on leases

In addition, lease liabilities of approximately RMB6,509,000, RMB5,354,000, RMB4,264,000 and RMB13,195,000 are recognised with related right-of-use assets of RMB8,617,000, RMB6,084,000, RMB4,786,000 and RMB15,635,000 as at 31 December 2021, 2022 and 2023, and 30 September 2024. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessors, leased assets may not be used as security for borrowing purpose.

As at 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group’s leasehold lands located in PRC have been pledged as security for the Target Group’s bank borrowings as set out in Note 29.

18.	GOODWILL

Arising from change of control from joint venture to subsidiary
Total
RMB’000
Cost
As of 1 January 2021	–
Arising from change of control from joint venture to subsidiary (Note 35)	31,954
As at 31 December 2021, 2022, 2023, and 30 September 2024	31,954
Carrying value
As at 31 December 2021, 2022, 2023, and 30 September 2024	31,954

Particulars regarding impairment testing on goodwill are disclosed in Note 20.

19.	INTANGIBLE ASSETS

	Software	Trademark	Know-how	Client relationship	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At 1 January 2021	14,611	–	–	–	14,611
Additions	22	–	–	–	22
Change of control from joint venture to subsidiary	–	22,000	93,000	9,000	124,000
Exchange adjustments	(8)	–	–	–	(8)
At 31 December 2021	14,625	22,000	93,000	9,000	138,625
Additions	67	–	–	–	67
Exchange adjustments	1	–	–	–	1
At 31 December 2022	14,693	22,000	93,000	9,000	138,693
Additions	27	–	–	–	27
Disposals	(24)	–	–	–	(24)
Exchange adjustments	2	–	–	–	2
At 31 December 2023	14,698	22,000	93,000	9,000	138,698
Exchange adjustments	1	–	–	–	1
At 30 September 2024	14,699	22,000	93,000	9,000	138,699

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Software	Trademark	Know-how	Client relationship	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
AMORTISATION
At 1 January 2021	7,711	–	–	–	7,711
Charge for the year	1,420	1,467	–	2,000	4,887
Exchange adjustments	(8)	–	–	–	(8)
At 31 December 2021	9,123	1,467	–	2,000	12,590
Charge for the year	773	2,200	–	3,000	5,973
Exchange adjustments	1	–	–	–	1
At 31 December 2022	9,897	3,667	–	5,000	18,564
Charge for the year	762	2,200	–	3,000	5,962
Disposals	(24)	–	–	–	(24)
Exchange adjustments	2	–	–	–	2
At 31 December 2023	10,637	5,867	–	8,000	24,504
Charge for the period	576	1,650	–	1,000	3,226
Exchange adjustment	1	–	–	–	1
At 30 September 2024	11,214	7,517	–	9,000	27,731
CARRYING VALUES
At 31 December 2021	5,502	20,533	93,000	7,000	126,035
At 31 December 2022	4,796	18,333	93,000	4,000	120,129
At 31 December 2023	4,061	16,133	93,000	1,000	114,194
At 30 September 2024	3,485	14,483	93,000	–	110,968

The above intangible assets except for know-how have finite useful lives and are amortised on a straight-line basis over the following periods:

Software	3-5 years
Trademark	10 years
Client relationship	3 years

The know-how represented the SaaS platform acquired through business combination disclosed in Note 35. The know-how is considered by the management of the Target Group as having an indefinite useful life because it is related to the programming language platform which is the core of the business and the demand may continue for many years, even as new technologies emerge. The know-how will not be amortised until its useful life is determined to be finite. Instead, it will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of the impairment testing are disclosed in Note 20.

The client relationship and trademark are acquired through business combination disclosed in Note 35 and are amortised on a straight line basis over useful lives of 3 years and 10 years, respectively. In estimating the useful lives of the acquired customer relationship, the management considered the estimated retention rate of Tengcai’s current customers as of the acquisition date, the historical retention rate and projected future revenues associated with such customers. The management performs periodic review of the useful lives and will revise the estimated useful lives when estimated useful lives differ from actual economic useful life.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

20.	IMPAIRMENT TESTING ON GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES

For the purpose of impairment tests, goodwill and intangible assets with indefinite useful life sets out in Notes 18 and 19 have been allocated to an individual cash-generating unit, comprising four subsidiaries in technology subscription services segment.

The Target Group engaged PGA Valuation Consultants LLC (“PGA”) to perform impairment assessments on the goodwill and intangible assets with indefinite useful life at 31 December 2021, 2022 and 2023. PGA located in Room 1110, R&F Center, No. 63 Middle East Third Ring Road, Chaoyang District, Beijing, is a professional firm which provides due diligence, transaction advisory, financial & tax consulting, valuation and capital market services. As at 31 December 2021, 2022 and 2023, for the purpose of impairment review, the recoverable amount of the cash-generating unit containing goodwill and intangible assets with indefinite useful lives were determined based on value-in-use calculations by using the discounted cash flow method, based on 5-year period financial projections with the forecasted average annual revenue growth rates of 121.53%, 58.65% and 45.76%, respectively following the business plan approved by the management, plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rates of 2.50%, 2.50% and 2.50%, respectively. Pre-tax discount rates of 21.23%, 18.48% and 17.59% were used to reflect market assessment of time value and the specific risks relating to the cash-generating units. The management leveraged their extensive experience in the industry and provided forecast based on past performance and expectation of future business plans and market developments.

The directors of the Target Company performed sensitivity test on the key assumptions by increasing 1% of pre-tax discount rate or decreasing of 5% expected annual growth rate, with all other variables held constant. The impact on the amounts by which the recoverable amount of the cash-generating unit containing goodwill and intangible assets above their respective carrying amounts (headroom) are as below:

	As at 31 December
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
	Cash-generating unit containing goodwill and intangible assets	Cash-generating unit containing goodwill and intangible assets	Cash-generating unit containing goodwill and intangible assets
Headroom	43,499	61,901	70,533
Impact by increasing pre-tax discount rate of 1%	40,999	59,501	68,333
Impact by decreasing annual growth rate of 5%	35,898	54,319	63,033

In accordance with the Target Group’s accounting policies, cash-generating unit containing goodwill and intangible assets are tested for impairment on an annual basis at each year end. As of 30 September 2023 and 2024, the management was not aware of any significant adverse changes on the cash-generating unit containing goodwill and intangible assets which indicates that the carrying amount of the cash-generating unit containing goodwill and intangible assets exceeds their respective recoverable amounts. Consequently, no interim impairment assessment as of 30 September 2023 and 2024 was performed.

Reasonable possible changes in key assumptions will not lead to the impairment of cash-generating unit containing goodwill and intangible assets with indefinite useful lives as of 31 December 2021, 2022 and 2023.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

21.	INTERESTS IN ASSOCIATES AND JOINT VENTURE

	As at 31 December			As at 30 September

Associates	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of investments, unquoted	34,058	31,658	31,658	31,658
Share of post-acquisition results	(2,629)	(4,190)	(4,778)	(4,736)
Impairment loss on investments in associates	(7,204)	(6,285)	(8,397)	(8,397)
	24,225	21,183	18,483	18,525

	As at 31 December			As at 30 September

Joint Venture	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of investments, unquoted (note)	–	6,125	30,625	30,625
Share of post-acquisition results	–	–	(1,952)	(3,568)
	–	6,125	28,673	27,057
Total	24,225	27,308	47,156	45,582

Note: During the years ended 31 December 2022 and 2023, the Target Group made the first and final capital injection into the joint venture, namely Shanghai Xingmao Zhilian Technology Co., Ltd (“Xingmao Zhilian”) amounting to RMB6,125,000 and RMB24,500,000, respectively, representing 43.75% of the total shares of Xingmao Zhilian.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Details of the associates and joint venture of the Target Group at the end of each reporting period are as follows:

			Percentage of equity interest				Percentage of voting rights
	Place of registration/	Principal	31 December			30 September	31 December			30 September
	operation	activities	2021	2022	2023	2024	2021	2022	2023	2024
Name of associates
Hunan Gangxin Information Technology Co., Ltd.	PRC	Information technology services	41.57%	41.57%	41.57%	41.57%	41.57%	41.57%	41.57%	41.57%
Shanghai Fenzhi Information Technology Co., Ltd.	PRC	Information technology consulting and services	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%	30.00%
Shanghai Tanqiao E-commerce Co., Ltd.	PRC	Online coal trading	37.00%	37.00%	37.00%	37.00%	37.00%	37.00%	37.00%	37.00%
Duda Software (Shanghai) Co., Ltd.	PRC	Software development	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Shenzhen Miaojia Mobile Internet Technology Co., Ltd.*	PRC	Software development	6.24%	6.24%	6.24%	6.24%	6.24%	6.24%	6.24%	6.24%
Shanghai Jingxuan Information Technology Co., Ltd.	PRC	Information technology consulting and services	24.39%	–	–	–	24.39%	–	–	–
Zhejiang Qibing E-commerce Co., Ltd.*	PRC	Distributing and trading of artificial board	15.00%	–	–	–	15.00%	–	–	–
Shanghai Gangfeng Logistics Technology Co., Ltd.*	PRC	Information technology consulting and services	7.77%	7.77%	7.12%	7.12%	7.77%	7.77%	7.12%	7.12%
Shanghai Haolou Information Technology Co., Ltd.*	PRC	Information technology consulting and services	12.58%	12.58%	12.58%	12.58%	12.58%	12.58%	12.58%	12.58%

Name of joint venture
Xingmao Zhilian	PRC	Steel trading	–	43.75%	43.75%	43.75%	–	43.75%	43.75%	43.75%

*	The Target Group is able to exercise significant influence over these entities because it has the power to appoint one to two directors of these entities under the articles of association of the associates.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The Target Group carried out reviews on those investments in associates and joint ventures which under continuous loss or have difficulty in continue as a going concern. The recoverable amounts of the investments in associates and joint ventures based on value in use calculations, which uses cash flow projections based on financial budgets approved by management and key assumptions related to appropriate growth and discount rates. As a result of this exercise, an impairment loss of RMB1,423,000, nil, RMB2,112,000 and nil is charged to the Target Group’s profit or loss in 2021, 2022 and 2023, and the nine months ended 30 September 2024.

During the years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2024, the Target Group disposed of interests in associates with carrying amount of RMB12,162,000, RMB1,904,000, nil and nil respectively. Gain of RMB3,209,000, RMB866,000, nil and nil, respectively, was recognised in other gains and losses. Gain on change of control from joint venture to subsidiary of RMB78,305,000 was recognised in other gains and losses in 2021.

The associates and joint ventures of the Target Group have been accounted for by using the equity method based on the financial information of the associates and joint ventures prepared under the accounting policies consistent with the Target Group.

Aggregate information of associates that are not individually material

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
The Target Group’s share of (loss) gain from continuing operations	(1,354)	(1,138)	(588)	(457)	42
Aggregate carrying amount of the Target Group’s interests in these associates	24,225	21,183	18,483	20,726	18,525

22.	INTERESTS IN SUBSIDIARIES

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Deemed contribution to a subsidiary arising from debt extinguishments (note i)	2,160,172	2,160,172	2,160,172	2,160,172
Deemed capital contribution (note ii)	–	–	343,058	343,058
	2,160,172	2,160,172	2,503,230	2,503,230

Notes:

(i)	The amount represents deemed contribution to a subsidiary arising from debt extinguishments of obligations arising from preference shares in 2018.

(ii)	The amounts represent the equity-settled share-based payments in respect of the share options granted by the Target Company to directors of the Target Company and its subsidiary and employees of the Target Group for their services rendered to the Target Group under the Target Company's 2023 Pre-Listing Share Option Scheme as disclosed in Note 36. Since the subsidiary has no obligation to reimburse such expense to the Target Company, the amounts are treated as deemed capital contribution by the Target Company to the subsidiary and regarded as the Target Company's cost of investments in subsidiaries.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

23.	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables (note i)
— Transaction services (note ii)	289,274	339,067	266,598	123,907
— Transaction support services (note iii)	5,921	12,640	12,655	9,107
— Technology subscription services	455	4,194	3,326	2,728
— Overseas transaction business	49,744	15,965	35,394	178,899
— Discontinued operations	4,874	2,912	–	–
— Others	–	1,724	55,479	7,246
	350,268	376,502	373,452	321,887
Less: allowance for credit losses	(11,226)	(12,227)	(26,292)	(31,262)
	339,042	364,275	347,160	290,625

Prepayment to sellers in relation to transaction services and transaction support services (note iv)	5,441,018	6,365,202	9,720,907	8,861,500
Prepayment to sellers in discontinued operations	399,497	86,364	–	–
Prepayment to sellers in relation to overseas transaction business	32,965	8,954	27,147	58,501
Interest receivable	444	8,553	6,643	4,299
Value-added tax recoverable	1,598	4,284	3,245	–
Prepaid expenses	16,478	11,771	13,926	26,864
Advances to staff	1,087	712	300	349
Amounts due from related parties (Note 43)	13,656	10,909	24,906	23,340
Refundable deposits to sellers	23,497	5,233	9,735	12,604
Deferred issue cost	–	–	2,188	2,687
Receivable from disposal of subsidiaries	–	–	150	–
Others (note vi)	7,120	12,589	9,524	54,363
	5,937,360	6,514,571	9,818,671	9,044,507
Less: allowance for credit losses	(2,276)	(202)	(97)	(15,915)
	5,935,084	6,514,369	9,818,574	9,028,592
Total trade receivables, prepayments and other receivables	6,274,126	6,878,644	10,165,734	9,319,217
Analysed for reporting purposes as:
Current assets	6,268,497	6,869,081	10,154,735	9,311,569
Non-current assets (note v)	5,629	9,563	10,999	7,648
	6,274,126	6,878,644	10,165,734	9,319,217

As at 1 January 2021, 31 December 2021, 2022, 2023, and 30 September 2024, trade receivables from contracts with customers amounted to RMB59,065,000, RMB57,890,000, RMB31,928,000, RMB97,634,000, and RMB190,334,000, respectively.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Notes:

(i)	Before accepting any new buyer, the Target Group assesses the potential buyer’s credit quality by investigating their historical transaction records and defines credit limits by buyer. Credit sales are made to buyers with good credit history and credit limits granted to buyers are under regular review.

(ii)	Trade receivables from transaction services include those receivables which are factored to non-bank financial institutions with full recourse.

(iii)	Included in the trade receivables in relation to transaction support services amounting to RMB2,795,000, RMB2,057,000, RMB3,501,000 and nil during the Relevant Periods are interest receivable pertaining to Bilateral Bai Tiao.

(iv)	Prepayment to sellers in relation to transaction services and transaction support services as set out above refer to the gross transaction amount paid, and the corresponding revenue on transaction services is recognised on a net basis while that in relation to Bilateral Bai Tiao and Easy Procurement is accrued on a timely basis, by reference to the principal outstanding and at the effective interest rate as disclosed in Note 4.

(v)	Non-current assets mainly represent prepaid expenses to be amortised over one year.

(vi)	Other than restricted deposit as disclosed in Note 27, the amount of RMB25,155,000 included in others was deposited with the court relating to a business dispute.

The Target Group generally allows credit periods ranging from 30 days to 90 days to its trade buyers. The following is an aged analysis of trade receivables (net of allowance for credit losses), presented based on the invoice or contract date, which approximates the respective revenue recognition dates.

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Not past due	270,343	258,342	196,145	168,242
Past due:
0-90 days	14,602	78,976	38,607	57,879
91-180 days	52,512	19,768	47,345	29,133
181-365 days	1,000	2,749	61,212	10,646
1-2 years	444	4,213	3,851	24,276
Over 2 years	141	227	–	449
	68,699	105,933	151,015	122,383
	339,042	364,275	347,160	290,625

As of 31 December 2021, 2022, 2023 and 30 September 2024, included in the Target Group’s trade receivables balance are debtors with aggregate carrying amount of RMB68,181,000, RMB104,209,000, RMB147,931,000 and RMB119,270,000 respectively, which are past due but not credit-impaired as the Target Group is satisfied with the credit quality of these buyers had not seen deteriorated. The Target Group does not hold any collateral over these balances.

Details of impairment assessment of trade and other receivables are set out in Note 41.

The Target Group’s trade and other receivables that are denominated in a currency other than the functional currencies of the relevant group entities are set out below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
RMB	50	55	–	–
United States Dollar (“US$”)	128	2,589	3,007	3,230
Ghana Cedi (“GHS”)	3,913	4,489	–	–
HK$	–	1	6	–

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

24.	FINANCIAL ASSETS AT FVTOCI

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Large-denomination certificates of deposit	50,000	52,569	–	–
Receivables at FVTOCI (notes i and ii)	381,422	624,917	69,413	275,157
	431,422	677,486	69,413	275,157

Notes:

(i)	The balance represents bills receivables held by the Target Group which is measured at FVTOCI since the bills are held within the business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual cash flows are solely payments of principal and interest on the principal amount outstanding. As at 31 December 2021, 2022, 2023, and 30 September 2024, included in the Target Group’s receivables at FVTOCI are receivables amounting to RMB364,569,000, RMB619,431,000, RMB69,267,000 and RMB274,259,000 respectively, which are either endorsed to certain sellers for settlement of trade payables or discounted to the banks that are not derecognised in their entirety. Details of the disclosure are set out in Note 41(d).

Details of pledge of bills receivable for the Target Group’s secured bank borrowings are set out in Note 29.

In addition, the Target Group has discounted certain bills receivables to banks and transferred certain bills receivables to its suppliers to settle its payables through endorsing the bills to its suppliers. These bills are issued or guaranteed by reputable PRC banks with high credit ratings, therefore the Directors of the Target Company consider the substantial risks in relation to these bills are interest risk as the credit risk arising from these bills are minimal. Upon the discount/endorsement of these bills, the Target Group has transferred substantially all the risks (i.e. interest risks) of these bills to relevant banks/suppliers, hence the Target Group has derecognised these bills receivables. Details of the disclosure are set out in Note 41(e). Moreover, certain trade receivables are factored to the banks with no recourse and derecognised in their entirety as the Target Group has transferred substantially all of the risks and rewards of these trade receivables with no continuing involvement.

(ii)	The Target Group’s receivables at FVTOCI with the following maturity:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
0-180 days	299,392	534,605	69,413	275,157
181-365 days	82,030	90,312	–	–
	381,422	624,917	69,413	275,157

25.	INVENTORIES

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Finished goods	196,712	142,149	10,033	26,833

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

26.	FINANCIAL ASSETS AT FVTPL

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares investments (note i)	9,770	3,452	2,914	2,859
Equity securities in a listed entity	2,135	3,240	2,754	1,278
Unlisted equity investments (note ii)	37,267	32,854	38,340	39,242
Wealth management products (note iii)	37,200	–	–	–
	86,372	39,546	44,008	43,379

Analysed for reporting purposes as:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	37,200	–	–	–
Non-current assets	49,172	39,546	44,008	43,379
	86,372	39,546	44,008	43,379

Notes:

(i)	The Target Group made aggregate preferred shares investments in private companies which principally engaged in e-commerce sales of merchandise and provision of internet services. All of these investments are convertible redeemable preferred shares or ordinary shares with preferential rights. The Target Group has the right to require and demand the investees to redeem all of the preferred shares held by the Target Group at guaranteed predetermined fixed amount upon redemption events which are out of control of issuers.

(ii)	These investments represent equity investments in unlisted entities, in the form of ordinary shares without significant influence.

(iii)	Wealth management products purchased by the Target Group are issued by reputable commercial banks without guaranteed returns. The expected rates of return for such wealth management products held by the Target Group as at 31 December 2021 range from 6.87%-9.50%. The Target Group managed and evaluated the performance of investments on a fair value basis in accordance with the Target Group’s risk management and investment strategy.

Details of the fair value hierarchy and major assumptions used in valuation for the financial assets are set out in Note 41.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

27.	CASH AND CASH EQUIVALENTS/RESTRICTED CASH

The Target Group

Cash and cash equivalents

Cash and cash equivalents comprised of cash and short-term bank deposits with an original maturity of three months or less. The short-term bank deposits are carried interest at market rates, ranging from 0.15% to 3.75% per annum as at 31 December 2021, 2022 and 2023, and 30 September 2024.

Restricted cash

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Security deposits	7,200	–	–	–
Margin deposits to secure open derivatives	1,933	8,297	30,206	10,158
Deposits for bank borrowing and bills payable (note i)	23,199	1,072,915	696,465	399,062
Others (note iii)	5,814	6,587	15,615	49,334
Total	38,146	1,087,799	742,286	458,554
Analysed for reporting purposes as:
Current	38,146	1,057,799	712,286	458,554
Non-current (note ii)	–	30,000	30,000	–
	38,146	1,087,799	742,286	458,554

Notes:

(i)	The pledged bank deposits carry annual fixed interest rates ranging from 0.3% to 3.2% for the years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2024, respectively. At the end of each reporting period, the bank deposits have been pledged to secure short-term banking facilities and bills payable, and are therefore classified as current assets. The pledged bank deposits will be released upon the settlement of the relevant borrowings and bills.

(ii)	Non-current restricted cash represents long-term certificate of deposit with maturity date in June 2025 for long-term bank borrowing.

(iii)	As at 30 September 2024, deposits amounting to RMB38,522,000 were restricted by banks pertaining to certain business disputes. In October 2024, such restricted deposits amounting to RMB10,000,725 were released by the bank following withdrawal of the cases by the counterparties.

The Target Group’s bank balances and pledged bank deposits that are denominated in a currency other than the functional currencies of that relevant entities are set out below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
US$	11,903	9,659	2,306	589
GHS	908	2,372	–	–
RMB	–	–	3	309
HK$	–	–	–	36
Total	12,811	12,031	2,309	934

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

28.	TRADE, BILLS AND OTHER PAYABLES

The Target Group

	As at 31 December			As at 30 September
	2021	2022	2023	2024

	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables
— Transaction services	368,694	597,834	34,674	105,948
— Transaction support services	37,162	27,931	35,471	28,824
— Overseas transaction business	3,978	9,202	896	2,748
— Technology subscription services	4	263	17	112
— Discontinued operations	193,277	5,081	–	–
— Others	–	1,168	–	–
	603,115	641,479	71,058	137,632
Bills payable	9,651	930,000	650,000	369,012
Advances received from buyers in relation to transaction services and transaction support services (note i)	4,960,683	6,353,591	9,866,100	9,310,856
Interest payable	1,701	1,059	350	392
Salary and bonus payables	52,110	48,195	37,281	36,063
Loans from employees (note ii)	15,240	13,930	–	–
Stamp duty payable	51,493	72,966	33,476	20,197
Other taxes payable	23,942	30,515	2,311	39,488
Accrued expenses	5,496	2,428	4,452	2,622
Accrued professional fees and expenses related to De-SPAC Transaction	–	–	9,772	12,577
Accrued issue costs	–	–	428	594
Construction cost payables	36,868	10,452	355	157
Others	25,800	14,239	835	10,637
	5,786,099	8,118,854	10,676,418	9,940,227
Analysed for reporting purpose as:
Current liabilities	5,775,514	8,118,854	10,676,418	9,940,227
Non-current liabilities (note iii)	10,585	–	–	–
	5,786,099	8,118,854	10,676,418	9,940,227

Notes:

(i)	In relation to transaction services, the Target Group normally collects advances based on gross transaction amount from steel buyers and make prepayments to steel sellers on a back-to-back basis. On the other hand, in relation to transaction support services, the Target Group normally collects advances equivalent to approximately 10% to 30% of gross transaction amount from steel buyers and makes full gross transaction amount to steel sellers.

(ii)	Loans from employees are unsecured, carry fixed rates of 5% and 7% per annum and is repayable within one year. The loans from employees have been fully settled in 2023.

(iii)	Non-current liabilities mainly represent construction cost payables.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The average credit period on purchase of goods and services is 30 days during the Relevant Periods.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The following is an aged analysis of trade payables presented based on the goods received date.

	As at 31 December			As at 30 September
	2021	2022	2023	2024

	RMB’000	RMB’000	RMB’000	RMB’000
0-30 days	313,948	163,403	18,488	77,663
31-180 days	260,345	402,490	52,570	59,969
181-365 days	28,822	75,586	–	–
	603,115	641,479	71,058	137,632

The Target Group’s trade payables that are denominated in a currency other than the functional currencies of the relevant group entities are set out below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024

	RMB’000	RMB’000	RMB’000	RMB’000
RMB	62,490	62,490	–	537
US$	54,853	6,545	7,830	23,328
HK$	523	572	541	552

At the end of each reporting period, the Target Group had bills payable issued by banks with the following maturity.

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
0-180 days	9,651	100,000	650,000	369,012
181-365 days	–	830,000	–	–
	9,651	930,000	650,000	369,012

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

29.	BANK AND OTHER BORROWINGS

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings	487,012	597,491	424,258	602,999
Bank borrowings under supplier finance arrangements (note i)	11,311	21,764	9,705	–
Other borrowings (note ii)	457,638	197,697	176,963	–
	955,961	816,952	610,926	602,999
Analysed as:
Secured	87,163	319,142	223,348	253,009
Guaranteed	192,966	40,300	20,000	50,000
Secured and guaranteed	675,832	437,510	367,578	299,990
Unsecured and unguaranteed	–	20,000	–	–
	955,961	816,952	610,926	602,999
The borrowings comprise:
Fixed-rate borrowings	955,961	816,952	610,926	602,999
The carrying amounts of the above borrowings are repayable:
Within one year	919,461	816,652	582,326	602,999
Within a period of more than one year but not exceeding two years	–	–	28,600	–
Within a period of more than five years	36,500	300	–	–
	955,961	816,952	610,926	602,999

Notes:

(i)	The Target Group has entered into certain supplier finance arrangements with banks. Under these arrangements, the bank will settle the prepayments to the sellers on behalf of the Target Group. The Target Group’s obligations to sellers arose from the steel purchase are legally extinguished on settlement by the relevant banks. The Target Group then settles with the banks around 180 days after settlement by the banks with interest ranges from 5.45%-7.05%. The interest rates are consistent with the Target Group’s short-term borrowing rates. Taking into consideration of the nature and substance of the above arrangements, the Target Group presents payables to the banks under these arrangements as “borrowings” in the consolidated statements of financial position. In the consolidated statements of cash flows, repayments to the banks are included in financing cash flows based on the nature of the arrangements, and prepayments to the suppliers by the banks are disclosed as non-cash transactions. All the prepayments to sellers received payments from the banks directly under the supplier finance arrangements.

Other than prepayment to the sellers as mentioned above, the Target Group does not enter into any supplier finance arrangement for settlement to trade payables. Therefore, there is no presentation in relation to payment due dates for comparable trade payables that are not part of supplier finance arrangements.

(ii)	Among the other borrowings, RMB263,748,000 were borrowings from non-bank financial institutions as at 31 December 2021, which carried fixed interest rate of 8.5%-9.5% per annum. The remaining balances were arising from factoring of trade receivables to bank and non-bank financial institutions with full recourse. Details of the disclosures are set out in Note 41(d).

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

(iii)	The ranges of effective interest rates (which are also equal to contracted interest rates) on the Target Group’s borrowings are as follows:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
Fixed-rate borrowings	4.25%-9.5%	3.2%-9.5%	3.2%-8.5%	3.1%-4.3%

(iv)	Types of borrowings are as follows:

	Guaranteed/	As at 31 December			As at 30 September
Types of borrowings	secured by (note)	2021	2022	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000
Guaranteed bank borrowings	Guarantees from shareholders and related parties	192,966	40,300	20,000	50,000
Guaranteed and secured bank borrowings	Guarantees from the shareholders and the Target Company, secured by certain property and equipment of the Target Group	229,000	341,220	299,780	299,990
	Guarantees from the shareholders and the Target Company, secured by certain bank deposits of the Target Group	11,311	21,764	9,705	–
Guaranteed and secured other borrowings	Guarantees from the shareholders and the Target Company, secured by certain trade receivables of the Target Group	171,773	74,526	58,093	–
	Guarantees from the shareholders and the Target Company, secured by certain bank deposits of the Target Group	263,748	–	–	–
		675,832	437,510	367,578	299,990
Secured bank borrowings	Secured by certain bank deposits	47,850	128,983	38,850	38,750
	Secured by certain bills receivable	17,196	66,988	65,628	214,259
Secured other borrowings	Secured by certain trade receivables	22,117	123,171	118,870	–
		87,163	319,142	223,348	253,009
Unsecured and unguaranteed bank borrowings		–	20,000	–	–
		955,961	816,952	610,926	602,999

Note: As represented by the management of the Target Group, the guarantees from shareholders and related parties will be released upon the De-SPAC Transaction.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Details of the securities of the bank and other borrowings are set out in Note 37.

(v)	Certain bank facilities granted to the Target Group include requirements that (a) the Target Group will maintain due existence of major shareholders and key management, prudently and effectively operate and handle its business in accordance with fair financial and business standards and customs; (b) the major shareholders and key management shall continue all business operations normally to maintain its asset value, and refrain from any action/omission that may adversely affect its business operations and asset value; and (c) the Target Group does not have significant shareholding changes which would negatively impact the Target Group’s operation. In the opinion of the directors of the Target Company, the Target Group did not breach any of the covenants as set out above.

(vi)	In respect of a bank borrowing with carrying amount of RMB10,000,000 as at 31 December 2023 and 30 September 2024, the Target Group is required to comply with a financial covenant, in which the total liabilities of Zhaogang Netcom, a subsidiary of the Target Company, shall not exceed its total assets throughout the continuance of the relevant bank borrowing and/or as long as the bank borrowing is outstanding. The Target Group has complied with the covenant throughout the reporting period.

Other than above, the Target Group does not subject to covenants for the other bank borrowings throughout the Relevant Periods.

30.	DEFERRED TAX ASSETS/LIABILITIES

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	294	294	294	–
Deferred tax liabilities	(25,133)	(23,833)	(24,533)	(24,121)
	(24,839)	(23,539)	(24,239)	(24,121)

The following are the major deferred tax liabilities and assets recognised and movements thereon during the Relevant periods.

	Financial assets at FVTPL	Impairment on associates and jointly controlled entities	ECL	Tax losses	Other intangible assets acquired through business combinations	Right-of-use assets	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2021	(1,210)	230	–	2,130	–	(2,171)	1,476	455
Change of control from joint venture to subsidiary (Note 35)	–	–	–	5,000	(31,000)	–	–	(26,000)
Credit (charge) to profit or loss	1,210	(230)	294	(1,460)	867	16	9	706
At 31 December 2021	–	–	294	5,670	(30,133)	(2,155)	1,485	(24,839)
(Charge) credit to profit or loss	–	–	–	(345)	1,300	634	(289)	1,300
At 31 December 2022	–	–	294	5,325	(28,833)	(1,521)	1,196	(23,539)
(Charge) credit to profit or loss	–	–	–	(2,130)	1,300	226	(96)	(700)
At 31 December 2023	–	–	294	3,195	(27,533)	(1,295)	1,100	(24,239)
(Charge) credit to profit or loss	–	–	(294)	160	680	(2,770)	2,342	118
At 30 September 2024	–	–	–	3,355	(26,853)	(4,065)	3,442	(24,121)

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The tax losses which are not recognised as deferred tax assets will expire in the following years:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
2022	46,000	–	–	–
2023	253,000	249,000	–	–
2024	215,000	215,000	215,000	–
2025	310,000	310,000	310,000	310,000
2026	264,000	264,000	264,000	264,000
2027	–	282,000	280,000	280,000
2028	–	–	110,000	114,000
2029	–	–	–	37,000
Unlimited	2,000	8,000	4,000	3,000
	1,090,000	1,328,000	1,183,000	1,008,000

As at 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group has other deductible temporary differences (mainly allowance for doubtful debts and fair value changes of financial assets at FVTPL) of RMB389,662,000, RMB430,532,000, RMB465,926,000, and RMB530,022,000 not been recognised as deferred tax assets as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred taxation has not been provided for in the consolidated financial statements in respect of temporary difference attributable to gain on change of control from joint venture to subsidiary amounting to RMB78,305,000 as at 31 December 2021, 2022 and 2023, and 30 September 2024 as the Target Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

31.	LEASE LIABILITIES

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Lease liabilities payable:
Within one year	2,408	2,875	2,999	6,677
Within a period of more than one year but not more than two years	2,267	769	705	5,015
Within a period of more than two years but not more than five years	1,834	1,710	560	1,503
	6,509	5,354	4,264	13,195
Less: Amounts due for settlement within 12 months shown under current liabilities	(2,408)	(2,875)	(2,999)	(6,677)
Amounts due for settlement after 12 months shown under non-current liabilities	4,101	2,479	1,265	6,518

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The weighted average incremental borrowing rates applied to lease liabilities are ranging from 3.85% to 4.90% for the Relevant Periods.

32.	FINANCIAL LIABILITIES AT FVTPL

The Target Group

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Current:
Convertible preferred shares	6,798,047	6,808,695	6,816,687	6,821,634
Warrants	1,095	1,109	–	–
	6,799,142	6,809,804	6,816,687	6,821,634
Non-current:
Redeemable preferred shares	23,015	23,850	25,008	27,416
	6,822,157	6,833,654	6,841,695	6,849,050

The movements of the financial liabilities at FVTPL are set out as below:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Convertible preferred shares
Carrying amounts at the beginning of the year/period	6,782,788	6,798,047	6,808,695	6,816,687
Changes in fair value	16,354	10,648	6,883	4,947
Repurchase of convertible preferred shares	(1,095)	–	–	–
Exercise of warrants	–	–	1,109	–
Carrying amounts at the end of the year/period	6,798,047	6,808,695	6,816,687	6,821,634
Redeemable preferred shares
Carrying amounts at the beginning of the year/period	–	23,015	23,850	25,008
Additions during the year/period	20,058	–	–	–
Changes in fair value	2,957	835	1,158	2,408
Carrying amounts at the end of the year/period	23,015	23,850	25,008	27,416
Warrants
Carrying amounts at the beginning of the year/period	–	1,095	1,109	–
Additions during the year/period	1,095	–	–	–
Changes in fair value	–	14	–	–
Exercise of the warrant	–	–	(1,109)	–
Carrying amounts at the end of the year/period	1,095	1,109	–	–

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Convertible preferred shares

Since the date of incorporation and up to 30 September 2024, the Target Company has completed a series of financing by issuing convertible preferred shares. The details are set out below:

		Purchase price (US$/share)		Number of shares		Total cash consideration of the preferred shares and fair value of the exercised warrants
	Date of issuance	Before the share subdivision (note i)	After the share subdivision	Before the share subdivision	After the share subdivision	US$	RMB
Series A-1 Preferred Shares (note ii & iii)	14 June 2012	0.1222	0.0061	1,288,462	25,769,240	157,500	995,243
Series A-2 Preferred Shares (note ii & iii)	14 June 2012	0.2444	0.0122	4,447,129	89,522,580	1,092,175	6,917,803
Series B-1 Preferred Shares (note ii & iii)	1 March 2013	1.3420	0.0671	3,754,407	75,088,141	5,038,414	31,630,719
Series B-2 Preferred Shares (note ii & iii)	1 March 2013	2.5400	0.1270	549,356	10,987,120	1,395,364	8,574,269
Series C Preferred Shares (note iii)	31 December 2013	6.9800	0.3490	4,985,672	99,713,440	34,799,991	212,365,562
Series D Preferred Shares (note ii & iii)	20 January 2015	15.1363	0.7568	5,599,123	111,982,460	84,750,011	527,349,177
Series D-1 Preferred Shares (note ii & iii)	28 April 2015	N/A	1.0812	N/A	9,248,983	10,000,000	61,123,000
Series E Preferred Shares (note iii)	18 May 2018/ 29 May 2023	N/A	0.00005	N/A	164,070,324	8,204	52,306
Series F Preferred Shares (note iii)	18 May 2018/ 4 September 2019/29 May 2023	N/A	0.00005	N/A	85,352,461	4,268	27,211

Notes:

i.	Pursuant to a shareholders’ resolution passed on 1 April 2015, each of the issued and unissued shares of US$0.001 each of the Target Company was subdivided into twenty shares at US$0.00005 each.

ii.	Series A-1 Preferred Shares and Series A-2 Preferred Shares are collectively referred to as Series A Preferred Shares. Series B-1 Preferred Shares and Series B-2 Preferred Shares are collectively referred to as Series B Preferred Shares, Series D Preferred Shares and Series D-1 Preferred Shares are collectively referred to as Series D Group Preferred Shares.

iii.	Redemption features of convertible preferred shares were terminated prior to the Relevant Periods, pursuant to the memorandum of association of the Target Company.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The rights, preferences and privileges of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Group Preferred Shares, Series E Preferred Shares and Series F Preferred Shares (collectively, “Preferred Shares”) are as follows:

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Target Company, either voluntary or involuntary, the assets and funds of the Target Company legally available for distribution among all the shareholders shall be distributed to the shareholders of the Target Company as follows (after satisfaction of all creditors’ claims and claims that may be preferred by law):

•	Each holder of Preferred Shares shall be entitled to receive for each series of Preferred Shares it holds on the preferential basis, prior and in preference to any distribution of any of the assets or surplus funds of the Target Company to the holder of other series of preferred shares and ordinary shares, the amount equal to:

(i)	the Series F Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between 23 June 2017 and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365;

(ii)	the Series E Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between 30 December 2015 and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365;

(iii)	the Series D Group Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between date the holders of the Series D Group Preferred Shares acquired their respective Series D Group Preferred Shares and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365;

(iv)	the Series C Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between date the holders of the Series C Preferred Shares acquired their respective Series C Preferred Shares and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365;

(v)	the Series B Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between date the holders of the Series B Preferred Shares acquired their respective Series B Preferred Shares and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365;

(vi)	the Series A Preferred Share issue price × (1+8%)N, plus all accrued or declared but unpaid dividends thereon, where “N” equals a fraction the numerator of which is the number of calendar days between date the holders of the Series A Preferred Shares acquired their respective Series A Preferred Shares and the date of the liquidation, dissolution or winding up of the Target Company and the denominator of which is 365.

•	The liquidation preference amount will be paid to the holders of preferred shares in the following order: first to holders of Series F Preferred Shares, second to holders of Series E Preferred Shares, third to holders of Series D Group Preferred Shares, fourth to holders of Series C Preferred Shares, fifth to holders of Series B Preferred Shares and sixth to holders of Series A Preferred Shares. Upon completion of the distributions in full to all holders of the Preferred Shares, all of the remaining assets and funds of the Target Company available for distribution, if any, shall be distributed ratably among all holders of the Preferred Shares and ordinary shares according to the relative number of ordinary shares held by such each holder on an as converted basis.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Dividend rights

No dividend, whether in cash, in property or in shares of the capital of the Target Company, shall be paid on any other class or series of shares of the Target Company unless and until a dividend in like amount is first paid in full on the Preferred Shares (on an as-converted basis). The holders of the Preferred Shares shall be entitled to receive any non-cash dividends declared by the board on an as-converted basis.

Conversion features

The Preferred Shares shall automatically be converted into ordinary shares at the then applicable Preferred Share conversion price (i) upon the consummation of a qualified initial public offering; or (ii) upon the prior written approval of the approving preferred shareholders.

The conversion price, which shall initially be determined based on the issue price of the Preferred Shares, shall be adjusted from time to time by customary events such as issuance of additional ordinary shares below the Preferred Shares conversion price, payments of share dividends, subdivision, combinations, or consolidation of ordinary shares.

The movement of the fair value of the convertible preferred shares is set out as below:

	Series A	Series B	Series C	Series D Group	Series E	Series F	Total convertible
	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2021	872,161	668,881	868,775	1,254,963	2,005,558	1,112,450	6,782,788
Changes in fair value	(9,861)	(4,820)	7,524	30,296	14,713	(21,498)	16,354
Repurchase of convertible preferred shares	–	–	–	–	(862)	(233)	(1,095)

At 31 December 2021	862,300	664,061	876,299	1,285,259	2,019,409	1,090,719	6,798,047
Changes in fair value	(27,031)	(17,328)	(4,636)	23,751	30,194	5,698	10,648

At 31 December 2022	835,269	646,733	871,663	1,309,010	2,049,603	1,096,417	6,808,695
Changes in fair value	(40,385)	(24,406)	830	38,296	25,359	7,189	6,883
Exercise of warrants	–	–	–	–	873	236	1,109

At 31 December 2023	794,884	622,327	872,493	1,347,306	2,075,835	1,103,842	6,816,687
Changes in fair value	(18,325)	(12,823)	(8,796)	6,749	24,325	13,817	4,947

At 30 September 2024	776,559	609,504	863,697	1,354,055	2,100,160	1,117,659	6,821,634

The Target Group applied the discounted cash flow method to determine the underlying equity value of the Target Company and adopted option-pricing method and equity allocation model to determine the fair value of the convertible preferred shares. The Target Group engages an independent qualified valuation specialist, PGA, to perform the valuation. Key assumptions are set out as below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
Equity value (RMB million)	9,469	8,905	9,307	9,268
Equity value (USD million)	1,485	1,279	1,314	1,323
Discount rate	16.50%	16.50%	16.50%	16.50%
Risk-free interest rate	0.73%	4.73%	5.26%	4.38%
Discount for lack of marketability (“DLOM”)	15.00%	10.00%	10.00%	10.00%
Expected volatility	43.63%	48.51%	45.06%	41.79%

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Discount rate was estimated by weighted average cost of capital as of each reporting period. The Target Group estimated the risk-free interest rate based on the yield of government bond with maturity matching the time to expiration as of the valuation date plus country risk spread. The DLOM was estimated based on the option-pricing method. Under the option pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before respective valuation date and with similar span as time to expiration. In addition to the assumptions adopted above, the Target Company’s projections of future performance were also factored into the determination of the fair value of the preference shares on 31 December 2021, 2022, 2023, and 30 September 2024.

Warrants

On 31 August 2021, due to an internal restructuring arrangement of Shougang Capital and its group, the Target Company issued a warrant to allow Beijing Jianshi Tianhui Management Consulting Centre (L.P.) (北京堅石天匯管理諮詢中心(有限合夥)) (“Jianshi Tianhui”) to purchase 69,963 Series E Preferred Shares and 18,231 Series F Preferred Shares of the Target Company. The total exercise price for exercising the warrant to purchase the new securities by Jianshi Tianhui is US$4.4097. On December 30, 2021, the Target Company repurchased 70,103,543 Series E Preferred Shares and 22,807,017 Series F Preferred Shares held by Shougang Capital, and issued 70,033,580 Series E Preferred Shares and 22,788,786 Series F Preferred Shares to Jianshi Investment.

On 29 May 2023, the Target Company issued 69,963 Series E Preferred Shares and 18,231 Series F Preferred Shares to Jianshi Tianhui upon the exercise of the warrant by Jianshi Tianhui.

Redeemable preferred shares

In February 2021, Tengcai entered into definitive agreements with a third party investor, Welight Capital L.P. (“Welight Capital”) and issued redeemable preferred shares for a cash consideration of RMB20,000,000.

The primary preference rights of the redeemable preferred shares are as follows:

Voting rights

The holder of redeemable preferred shares shall carry such number of votes as is equal to the number of votes of ordinary shares of Tengcai.

Redemption rights

Upon the earlier to occur of (i) Tengcai has not completed an initial public offering following the seventh anniversary of the issuance date of the redeemable preferred shares, or (ii) any material breach of any transaction agreement by Tengcai or any founder party of Tengcai, any holder of the redeemable preferred shares may require Tengcai to redeem any or all of the outstanding equity securities held by such holders at the redemption price which represent the repurchase price, plus an interest at an annual rate of 8% calculating from the issuance date to the payment date, plus any dividend declared but collected by such holder.

Anti-dilution protection

Since the date of the definitive agreement signed to the date of successful listing of Tengcai, Tengcai is prohibited to sell/issue additional shares for consideration per share less than the consideration per share paid by Welight Capital. Otherwise, a full ratchet clause will be applied. Under the full ratchet clause, Tengcai is obliged to compensate the Welight Capital by reducing the conversion price of its shares down to newly issued share price. Effectively, this means that the Welight Capital would need to be given new shares (at no additional cost) in order to ensure that its overall ownership is not diminished by the sale of the new ordinal shares.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The movements of the fair value of the redeemable preferred shares are set out as below:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Redeemable preferred shares
Carrying amounts at the beginning of the year/period	–	23,015	23,850	25,008
Initial recognition	20,058	–	–	–
Changes in fair value	2,957	835	1,158	2,408
Carrying amounts at the end of the year/period	23,015	23,850	25,008	27,416

The Target Group applied the discounted cash flow method to determine the underlying equity value of the Tengcai and adopted option-pricing method and equity allocation model to determine the fair value of the redeemable preferred shares. Key assumptions are set out as below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
Pre-tax discount rate	21.23%	18.48%	17.59%	18.15%
Risk-free interest rate	2.73%	2.69%	2.37%	1.72%
Expected volatility	61.33%	67.14%	70.25%	69.66%

The Target Company

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Current:
Convertible preferred shares	6,798,047	6,808,695	6,816,687	6,821,634
Warrants	1,095	1,109	–	–
	6,799,142	6,809,804	6,816,687	6,821,634

The convertible preferred shares and warrants were issued by the Target Company. The details are set out above.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

33.	SHARE CAPITAL

The movement of share capital of the Target Company is set out as below:

	Par value per share	Number of ordinary shares	Share capital	Share capital presented in RMB
	US$		US$000	RMB’000
Authorised
As at 1 January 2021, 31 December 2021, 2022 and 2023, and 30 September 2024	0.00005	2,000,000,000	100	622

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Par value per share	Number of ordinary shares	Share capital	Share capital presented in RMB
	US$		US$	RMB’000
Issued
As at 1 January 2021, 31 December 2021 and 2022	0.00005	167,860,786	8,393	53
Exercise of share option	0.00005	50,147,970	2,507	18
As at 31 December 2023 and 30 September 2024	0.00005	218,008,756	10,900	71

34.	RESERVES

The movements of the Target Company’s reserves are set forth below:

	Equity-settled share- based compensation reserve	Share premium	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2021	–	–	(3,823,091)	(3,823,091)
Loss and total comprehensive expense for the year	–	–	(20,681)	(20,681)
At 31 December 2021	–	–	(3,843,772)	(3,843,772)
Loss and total comprehensive expense for the year	–	–	(10,782)	(10,782)
At 31 December 2022	–	–	(3,854,554)	(3,854,554)
Loss and total comprehensive expense for the year	–	–	(47,944)	(47,944)
Recognition of equity-settled share-based payments	343,058	–	–	343,058
Exercise of share option	(343,058)	343,947	–	889
At 31 December 2023	–	343,947	(3,902,498)	(3,558,551)
Loss and total comprehensive expense for the period	–	–	(12,880)	(12,880)
At 30 September 2024	–	343,947	(3,915,378)	(3,571,431)

35.	ACQUISITION OF A SUBSIDIARY AND CHANGE OF CONTROL FROM A JOINT VENTURE TO A SUBSIDIARY

In September 2018, the Target Group entered into a joint venture agreement with Linzhi Tencent Technology Co., Ltd. (“Tencent”) for establishing a jointly controlled entity, namely Tengcai. Pursuant to the joint venture agreement, the Target Group and Tencent owned a 60% and 40% equity interest and voting rights in Tengcai, respectively. Under the terms of the joint venture agreement, Tengcai was accounted for as a jointly controlled entity based on whether the key business decisions required the unanimous consent of both parties as Tencent was entitled to one-vote veto on such key business decisions. In addition, both Tencent and the Target Group acted together to direct the business activities that significantly affected the returns of Tengcai.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

In March 2021, Welight Capital and Pangmao Yuanzheng made capital injections into Tengcai. As described in Note 32, Welight Capital made the capital injection in form of preferred shares investment amounting to approximately RMB20,000,000. In addition, being Tengcai’s platform of employee stock ownership plan, Pangmao Yuanzheng subscribed approximately RMB2,222,000 to the share capital which represented 8.89% equity interests of Tengcai and details of this employee stock ownership plan are described in Note 36. Following the capital injections, the Target Group’s equity interests and voting rights in Tengcai diluted to 48.06%. In March 2021, the Target Group entered into power of attorney with Pangmao Yuanzheng that Pangmao Yuanzheng transferred its 5.34% voting rights in Tengcai to the Target Group. Following the transaction, the Target Group’s voting rights in Tengcai increased from 48.06% to 53.40%. According to the latest articles of association, Tencent forwent its one-vote veto. Considering the Target Group’s sufficient voting rights and power to direct the relevant activities of Tengcai, thus the Target Group obtained control over Tengcai and reclassified Tengcai from joint venture to subsidiary on 13 May 2021.

Tengcai operates a marketing platform primarily engaged in the electronic business industry. The Target Company aimed to revolutionize other traditional industries beyond steel with internet-based solutions. The acquisition has been accounted for as acquisition of business using the acquisition method.

The following summarizes the recognised amounts of assets acquired and liabilities assumed at the change of control date:

2021
RMB’000
Cash and cash equivalents	10,367
Deferred tax assets	5,000
Other receivables	2,628
Inventories	6
Trade receivables	179
Intangible assets	124,000
Trade payables	(10,561)
Other payables	(1,374)
Net assets at date of acquisition	130,245
Non-controlling interests	(52,480)
Net assets acquired	77,765
Goodwill arising from deemed acquisition	31,954
Subtotal	109,719
Less:
Deferred tax liability recognised	(31,000)
Retained interest in the joint venture at the date of acquisition	(414)
Gain on of remeasurement of retained interests in the joint venture from change of control	(78,305)
Subtotal	(109,719)
Cash consideration	–
Cash acquired	10,367
Net cash inflow arising from acquisition/change of control	10,367

The receivables acquired (which principally comprised other receivables) with a fair value of RMB2,807,000 at the date of acquisition had gross contractual amounts of RMB2,807,000.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Non-controlling interests

The non-controlling interests of 40% in Tengcai recognised at the acquisition date was measured by reference to the fair value of the non-controlling interests and amounted to RMB52,480,000.

This fair value was estimated by applying an income approach. The following were the key model inputs used in determining the fair value:

•	assumed discount rate of 23%; and

•	assumed long-term sustainable growth rate of 3%.

Impact of acquisition on the results of the Target Group

Included in the loss for the year of 2021 is RMB21,585,000 attributable to the additional business generated by Tengcai. Revenue for the year includes RMB1,599,000 generated from Tengcai.

Had the acquisition of Tengcai been completed on 1 January 2021, revenue for the year ended 31 December 2021 of the Target Group from continuing operations would have been RMB1,355,311,000, and loss for the year from continuing operations would have been RMB288,365,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Target Group that actually would have been achieved had the acquisition been completed on 1 January 2021, nor is it intended to be a projection of future results.

36.	SHARE-BASED PAYMENT TRANSACTIONS

FatCat Cloud Share Incentive plan

In March 2021, the board of directors of Tengcai approved FatCat Cloud Share Incentive Plan to grant share-based awards to key management personnel and employees of the Target Group through a limited partnership as a platform of stock ownership plan, namely Pangmao Yuanzheng. FatCat Cloud Share Incentive plan is administered by the board of directors of Tengcai and is to retain and attract the best available personnel.

Pangmao Yuanzheng granted 6.22% out of its 8.89% equity interest in Tengcai to certain key management personnel of Tengcai without vesting period and reserved the rest of 2.67% equity interest to be granted to its eligible employees in the future. There is no exercise price for the share option, but the eligible employees shall pay the registered capital subscribed to the Pangmao Yuanzheng once Tengcai kick off an initial public offering.

For the year ended 31 December 2021, total share-based payment expenses for the share-based award granted under the FatCat Cloud Share Incentive plan were RMB8,166,000. The estimated fair value of share-based rewards is estimated on the date of grant based on the recent rounds of financing.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Equity instruments granted by the Target Company to employees of the Target Group

2023 Pre-Listing Share Option Scheme

On 14 July 2023, the board of the Target Company approved the 2023 Pre-Listing Share Option Scheme for the primary purpose of recognising the contributions of certain employees and senior management of the Target Group and directors of the Target Company. The overall limit on the number of underlying shares pursuant to the 2023 Pre-Listing Share Option Scheme is 64,702,653 shares of the Target Company.

The option granted under the 2023 Pre-Listing Share Option Scheme can only be vested in the following manners (each date on which any portion of options granted shall be vested is hereinafter referred to as a “Vesting Date of 2023 Pre-Listing Share Option Scheme” and each batch on which any portion of options granted shall be vested is hereinafter referred to as a “Batch under 2023 Pre-Listing Share Option Scheme”):

Batch under 2023 Pre-Listing Share Option Scheme	Vesting Date of 2023 Pre-Listing Share Option Scheme
Batch 1	Not subject to any vesting period
Batch 2	Upon the Listing without service condition (note)
Batch 3	Within 5 business days of the first anniversary of the Listing Date, 50% of the options shall vest; and within 5 business days of the second anniversary of the Listing Date, the rest 50% of the option shall vest

Note: Batch 2 is only exercisable six months upon the Listing.

Set out below are details of the movements of the outstanding share options granted under the 2023 Pre-Listing Share Option Scheme during the year ended 31 December 2023:

Batch 1	Outstanding as at 1 January 2023	Granted	Exercised	Forfeited	Outstanding as at 31 December 2023 and 30 September 2024
Employee
24 November 2023	–	11,435,000	11,435,000	–	–
Director
20 September 2023	–	37,462,970	37,462,970	–	–
24 November 2023	–	1,250,000	1,250,000	–	–
	–	50,147,970	50,147,970	–	–
Exercisable at the end of the year	–				–
Weighted average exercise price (RMB)	–	0.01834	0.01834	–	–

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The estimated fair value of the share options at the date of grant were approximately RMB343,058,000 for Batch 1 granted in 2023. The fair value was calculated using the Binomial model. The major inputs into the model are as follows:

Grant date	Batch 1 – September 2023	Batch 1 – November 2023
Equity value per share (RMB)	9.371	9.334
Exercise price (RMB)	0.00034	0.00034-0.86
Expected volatility	51.07%	49.36%
Expected life (years)	10	10
Risk-free interest rate	4.35%	4.47%
Forfeiture rate	0.00%	0.00%

The risk-free interest rate was based on market yield rate of China government bonds with the term corresponding to the contractual life of the options. Expected volatility was determined by using the historical volatility of the comparable companies. Changes in variables and assumptions may result in changes in the fair values of the share options.

The variables and assumptions used in computing the fair value of the share options are based on the directors of the Target Company's best estimate. The value of an option varies with different variables of certain subjective assumptions.

The Target Group recognised total expense of approximately RMB343,058,000 and RMB256,320,000 for the year ended 31 December 2023 and for the nine months ended 30 September 2023 (unaudited) in relation to options granted by the Target Company under the 2023 Pre-Listing Share Option Scheme.

As at 31 December 2023 and 30 September 2024, no other options granted apart from the Batch 1 granted on 20 September and 24 November 2023 as set out above.

37.	PLEDGE OF ASSETS

At the end of each reporting period, the Target Group pledged certain assets as securities for borrowings and other financing facilities. Details of the pledged assets and the corresponding carrying amounts are set out below:

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Restricted cash	30,399	1,072,915	696,465	399,062
Property and equipment	212,628	207,751	203,133	199,254
Right-of-use assets	17,670	17,284	16,899	16,610
Trade receivables, prepayments and other receivables	193,890	197,697	176,963	–
Financial assets at FVTOCI	67,196	119,557	65,628	214,259
	521,783	1,615,204	1,159,088	829,185

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

38.	DERIVATIVE FINANCIAL INSTRUMENTS

The Target Group has the following steel products related derivative futures contracts and foreign exchange forwards outstanding as at the end of each reporting period. They are marked to market with the resulting gain or loss taken to profit or loss.

	Notional amount	Fair value
	RMB’000	RMB’000
31 December 2021
(a) Futures:
Sold	696	333
(b) Foreign exchange forwards:
Bought	3,873	18
Total	4,569	351
31 December 2022
(a) Futures:
Sold	2,554	(1,282)
Total	2,554	(1,282)
31 December 2023
(a) Futures:
Bought	25,017	(3,959)
Sold	(3,628)	3,987
Total	21,389	28
30 September 2024
(a) Futures:
Bought	3,090	(5,339)
Sold	(18,077)	5,643
Total	(14,987)	304

39.	RETIREMENT BENEFITS PLANS

Defined contribution plans

The employees of the Target Group’s PRC subsidiaries are members of the state-managed retirement benefit scheme operated by the PRC government. The subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Target Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The amounts of total contribution paid to the retirement benefits scheme charged to profit or loss during the Relevant Periods are disclosed in Note 12.

40.	CAPITAL RISK MANAGEMENT

The Target Group manages its capital to ensure that entities in the Target Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Target Group’s overall strategy remains unchanged throughout the Relevant Periods.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The capital structure of the Target Group consists of net debt, which includes the lease liabilities, financial liabilities at FVTPL and bank and other borrowings disclosed in Notes 31, 32 and 29, respectively, net of cash and cash equivalents, and equity attribute to owners of the Target Company, comprising share capital and reserves.

The directors of the Target Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risk associated with each class of capital. Based on recommendation of the directors, the Target Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debts.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

41.	FINANCIAL INSTRUMENTS

a.	Financial instruments by categories

The Target Group

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Financial assets at FVTPL	86,372	39,546	44,008	43,379
Financial assets at amortised cost	6,225,313	8,290,571	11,172,118	10,125,117
Financial assets at FVTOCI	431,422	677,486	69,413	275,157
Derivative financial assets	351	–	28	304
	6,743,458	9,007,603	11,285,567	10,443,957
Financial liabilities
Financial liabilities at FVTPL	6,822,157	6,833,654	6,841,695	6,849,050
Financial liabilities at amortised cost	6,609,019	8,781,702	11,199,624	10,431,685
Derivative financial liabilities	–	1,282	–	–
	13,431,176	15,616,638	18,041,319	17,280,735

The Target Company

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Financial asset
Financial assets at amortised cost	799,165	798,207	780,115	789,273
Financial liabilities
Financial liabilities at amortised cost	3,914	3,076	17,126	31,745
Financial liabilities at FVTPL	6,799,142	6,809,804	6,816,687	6,821,634
	6,803,056	6,812,880	6,833,813	6,853,379

b.	Financial risk management

The Target Group’s major financial instruments include financial assets/liabilities at FVTPL, trade and other receivables, prepayment to sellers in relation to transaction services and transaction support services, financial assets at FVTOCI, derivative financial assets/liabilities, cash and cash equivalents and restricted cash, trade, bills and other payables, advances received from buyers in relation to transaction services and transaction support services, bank and other borrowings and lease liabilities. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk, interest rate risk and price risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Target Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Market risk

(i)	Currency risk

The Target Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to RMB, US$, GHS and HK$. The Target Group maintains natural hedges, whenever possible, by borrowing in currencies that match the future revenue stream to be generated from its investments.

The significant carrying amounts of monetary assets and monetary liabilities denominated in currencies other than the functional currencies of the relevant group entities at the end of each reporting period, are as follows:

	Assets				Liabilities
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2021	2022	2023	2024	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RMB	50	55	3	309	62,490	62,490	–	537
US$	12,031	12,248	5,313	3,819	54,853	6,545	7,830	23,328
GHS	4,821	6,861	–	–	–	–	–	–
HK$	–	1	6	36	523	572	541	552

The above foreign currency denominated monetary assets and monetary liabilities mainly represent the Target Group’s trade and other receivables, trade payable, pledged bank deposits and cash and cash equivalents.

	Assets				Liabilities
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2021	2022	2023	2024	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
US$	2,846	773	42	175	2,179	2,380	2,328	2,354
HK$	–	1	6	3	523	572	541	552

The above foreign currency denominated monetary assets and liabilities mainly represent the Target Company’s trade and other payables, trade and other receivables and cash and cash equivalents.

Sensitivity analysis

The following tables detail the Target Group’s and the Target Company’s sensitivity to a 10% increase and decrease in the functional currency against US$ during the Relevant Periods. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of the reporting period for a 10% change in foreign currency rates. A positive (negative) number below indicates a decrease (an increase) in loss after taxation where US$ strengthens 10% against the functional currency of each group entity.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The Target Group

	US$ impact Year ended 31 December			US$ impact Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Loss after tax	(3,212)	428	(189)	(1,463)

A positive number below indicates a decrease in loss after taxation where US$ strengthens 10% against the functional currency of the Target Company.

The Target Company

	US$ impact Year ended 31 December			US$ impact Nine months ended 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Loss after tax	50	(121)	(171)	(163)

If the functional currency strengthens by 10% against US$, loss after tax will increase (decrease) by the same amounts.

The impact of RMB, GHS and HK$ is not presented, since the outstanding monetary items denominated in RMB, GHS and HK$ are not significant and their impact is immaterial.

(ii)	Interest rate risk

The Target Group’s fair value interest rate risk mainly relate to fixed rates borrowings, loans from employees, pledged bank deposits and bank balances.

In order to exercise prudent management against interest rate risk, the Target Group continues to review market trends against its business operations and financial position in order to arrange the most effective interest rate risk management tools.

(iii)	Price risk

The Target Group is exposed to price risk in respect of its financial assets at FVTPL. The management strictly monitors this exposure by maintaining a portfolio of investments with different levels of risks. The Target Group has designated a team to monitor the price risk and will consider hedging the risk exposure should the need arises.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risk on financial assets at FVTPL held by the Target Group at the reporting date:

If the prices of the respective financial assets at FVTPL had increased/decreased by 5% with all other variables held constant, the post-tax loss for the years ended 31 December 2021, 2022 and 2023, and nine months ended 30 September 2023 (unaudited) and 2024 would decrease/increase by RMB3,239,000, RMB1,483,000, RMB1,650,000, RMB1,564,000 and RMB1,627,000, respectively.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

Credit risk and impairment assessment

Credit risk refers to the risk that the Target Group’s counterparties default on their contractual obligations resulting in financial losses to the Target Group. The Target Group’s credit risk exposures are primarily attributable to trade and other receivables, prepayment to sellers in relation to transaction services and transaction support services, financial assets at FVTOCI, cash and cash equivalents and restricted cash. The Target Group does not hold any collateral or other credit enhancements to cover its credit risk associated with its financial assets. The carrying amounts of each class of the above financial assets represent the Target Group’s maximum exposure to credit risk in relation to financial assets. The Target Group engages an independent qualified valuation specialist, PGA, to assess the expected credit losses.

Trade receivables (excluding trade receivables in relation to transaction services)

In order to minimise the credit risk, the management of the Target Group has delegated a team responsible for determination of credit limits, credit approvals. Before accepting any new buyer, the Target Group uses an internal credit scoring system to assess the potential buyer’s credit quality and defines credit limits by buyer. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts.

Loss allowance for trade receivables other than trade receivables in relation to transaction services are measured at an amount equal to lifetime ECL. Trade receivables are mainly amounts due from public companies, state-owned enterprises and reputable and sizeable steel trading companies. The ECL on trade balances are estimated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forward-looking macroeconomic factors affecting the ability of the debtors to settle the receivables. In this regard, the directors of the Target Company consider that the Target Group’s credit risk is significantly reduced. The Target Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics and trade receivables are generally considered as having low risk of default.

Cash and cash equivalents, restricted cash and financial assets at FVTOCI

Loss allowance for cash and cash equivalents, restricted cash and financial assets at FVTOCI are measured at an amount equal to 12m ECL. The credit risk on cash and cash equivalent, restricted cash and financial assets at FVTOCI is limited because the counterparties are banks with high credit-ratings assigned by credit rating agencies. The Target Group assessed the loss allowance to be insignificant and no provision is provided.

Prepayment to sellers in relation to transaction services and transaction support services, other receivables and trade receivables in relation to transaction services

For prepayment to sellers in relation to transaction services and transaction support services, other receivables and trade receivables in relation to transaction services, the Target Group has applied the general approach in IFRS 9 to measure the loss allowance approximate to such at 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Target Group recognises lifetime ECL. The ECL on these items are assessed individually, estimated based on historical credit loss experience on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The Target Group assessed that the loss allowance from the prepayment to sellers in relation to transaction services and transaction support services to be insignificant and no provision is provided.

The Target Group’s current credit risk grading framework comprises the following categories:

Categories	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12m ECL or lifetime ECL – not credit-impaired

Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL – not credit-impaired

Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL – credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Target Group has no realistic prospect of recovery	Amount is written off

The following table provides information about the exposure to credit risk for trade and other receivables which are subject to ECL assessment.

			As of 31 December 2021		As of 31 December 2022		As of 31 December 2023		As of 30 September 2024
	Internal credit ratings	Basis for recognising ECL	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount
				RMB’000		RMB’000		RMB’000		RMB’000
Trade receivables	Performing	Lifetime ECL – not credit impaired	1.44%	54,379	2.87%	25,060	2.10%	100,528	2.07%	189,696
	Doubtful	Lifetime ECL – not credit impaired	7.68%	4,596	6.36%	7,909	6.36%	1,555	6.42%	4,716
	Loss	Lifetime ECL – credit impaired	65.98%	2,019	95.90%	4,466	95.96%	4,771	95.96%	3,568
Subtotal				60,994		37,435		106,854		197,980

Trade receivables in relation to transaction services	Performing	12m ECL	2.10%	260,952	1.09%	330,649	2.25%	189,127	5.39%	66,514
	Doubtful	Lifetime ECL – not credit impaired	8.03%	27,410	6.36%	4,024	6.36%	62,216	8.71%	39,737
	Loss	Lifetime ECL – credit impaired	65.98%	912	64.90%	4,394	81.05%	15,255	93.92%	17,656
Subtotal				289,274		339,067		266,598		123,907

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

			As of 31 December 2021		As of 31 December 2022		As of 31 December 2023		As of 30 September 2024
	Internal credit ratings	Basis for recognising ECL	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount	Average loss rate	Gross carrying amount
				RMB’000		RMB’000		RMB’000		RMB’000
Other receivables	Performing	12m ECL	0.11%	39,583	0.12%	35,749	0.04%	50,653	*	78,640
	Doubtful	Lifetime ECL – not credit impaired	4.97%	1,811	7.36%	1,454	7.36%	38	6.69%	177
	Loss	Lifetime ECL – credit impaired	64.49%	3,323	64.21%	81	64.21%	117	100.00%	15,789
Subtotal				44,717		37,284		50,808		94,606

*            Average loss rate below 0.01%.

The estimated loss rates are estimated based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. As of 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group provided RMB13,502,000, RMB12,429,000, RMB26,389,000, and RMB47,177,000 of accumulated impairment allowance for trade and other receivables.

The following table shows the movement in lifetime ECL that has been recognised for trade receivables under the simplified approach except trade receivables in relation to transaction services.

	Lifetime ECL (not credit impaired)	Lifetime ECL (credit impaired)	Total
	RMB’000	RMB’000	RMB’000
As of 1 January 2021	287	613	900
Impairment losses recognised	2,965	–	2,965
Impairment losses reversed	(761)	–	(761)
Transfer to credit-impaired	(1,353)	1,353	–
As of 31 December 2021	1,138	1,966	3,104
Impairment losses recognised	930	1,863	2,793
Impairment losses reversed	(367)	(23)	(390)
Transfer to credit-impaired	(478)	478	–
As of 31 December 2022	1,223	4,284	5,507
Impairment losses recognised	192	1,462	1,654
Impairment losses reversed	(275)	(1,167)	(1,442)
As of 31 December 2023	1,140	4,579	5,719
Impairment losses recognised	2,965	109	3,074
Impairment losses reversed	(155)	(992)	(1,147)
Transfer to credit-impaired	(31)	31	–
As of 30 September 2024	3,919	3,727	7,646

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

The following table shows the movement in ECL that has been recognised for trade receivables in relation to transaction services under general approach.

	12m ECL	Lifetime ECL (not credit impaired)	Lifetime ECL (credit impaired)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of 1 January 2021	27,277	402	212	27,891
Impairment losses recognised	702	1,918	601	3,221
Impairment losses reversed	(22,504)	–	(486)	(22,990)
Transfer to credit-impaired	–	(120)	120	–
As of 31 December 2021	5,475	2,200	447	8,122
Impairment losses recognised	364	29	2,361	2,754
Impairment losses reversed	(2,227)	(1,921)	(8)	(4,156)
Transfer to credit-impaired	–	(52)	52	–
As of 31 December 2022	3,612	256	2,852	6,720
Impairment losses recognised	1,015	13,582	16,730	31,327
Impairment losses reversed	(377)	(4)	(865)	(1,246)
Transfer to credit impaired	–	(9,875)	9,875	–
Write-offs	–	–	(16,228)	(16,228)
As of 31 December 2023	4,250	3,959	12,364	20,573
Impairment losses recognised	56	2,116	14,823	16,995
Impairment losses reversed	(718)	(2,524)	(10,710)	(13,952)
Transfer to credit impaired	–	(89)	89	–
As of 30 September 2024	3,588	3,462	16,566	23,616

The following table shows the movement in ECL that has been recognised for other receivables.

	12m ECL	Lifetime ECL (not credit impaired)	Lifetime ECL (credit impaired)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of 1 January 2021	43	89	170	302
Impairment losses recognised	1	1	58,275	58,277
Impairment losses reversed	(1)	–	(1,223)	(1,224)
Write-offs	–	–	(55,079)	(55,079)
As of 31 December 2021	43	90	2,143	2,276
Impairment losses recognised	2	421	53,930	54,353
Impairment losses reversed	(2)	(404)	(589)	(995)
Write-offs	–	–	(55,432)	(55,432)
As of 31 December 2022	43	107	52	202
Impairment losses recognised	4	–	23	27
Impairment losses reversed	(28)	(104)	–	(132)
As of 31 December 2023	19	3	75	97
Impairment losses recognised	109	9	52,539	52,657
Impairment losses reversed	(14)	–	(24)	(38)
Write-offs	–	–	(36,801)	(36,801)
As of 30 September 2024	114	12	15,789	15,915

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

The Target Group writes off trade and other receivables when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. The Target Group has taken legal action against the debtors to recover the amount due.

For all other instruments, the Target Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, on which the Target Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Liquidity risk

As at 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group was in net liabilities position of RMB5,962,520,000, RMB6,314,101,000 and RMB6,438,078,000, and RMB6,490,734,000, respectively. Moreover, as at 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group was in net current liabilities position of RMB6,341,515,000, RMB6,744,189,000 and RMB6,849,121,000, and RMB6,900,219,000. The net liabilities and net current liabilities position primarily arises from the convertible preferred shares classified as current liabilities amounting RMB6,799,142,000, RMB6,809,804,000 and RMB6,816,687,000, and RMB6,821,634,000 as of 31 December 2021, 2022 and 2023, and 30 September 2024, respectively. The convertible preferred shares are non-redeemable and will only be automatically converted into ordinary shares of the Target Company upon the initial public offering, details of which are set out in Note 32. The changes in fair value on the potential conversion will not have any cash flows impact to the Target Group.

The Target Group closely monitors its cash position resulting from its operations and maintains a level of cash and cash equivalents deemed adequate by the management to enable the Target Group to meet in full its financial obligations as they fall due for the foreseeable future. The Target Group monitors the utilisation of bank borrowings and ensure compliance with loan covenants.

The Target Group entered into supplier finance arrangement to ease access to credit for its suppliers and facilitate early settlement to the suppliers. As at 31 December 2021, 2022 and 2023, and nine months ended 30 September 2024, the Target Group has available unutilised facility for such supplier finance arrangement of RMB38,689,000, RMB28,236,000 and RMB40,295,000, and RMB50,000,000. Only small portion of the Target Group’s bank borrowings is subject to supplier finance arrangements. Therefore, the management does not consider the supplier finance arrangement result in significant liquidity risk of the Target Group. Details of the arrangements are set out in Note 29.

The following table details the Target Group’s remaining contractual maturity for its financial liabilities and derivative instruments except for convertible preferred shares which is non-redeemable. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Target Group can be required to pay.

The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of each reporting period during the Relevant Periods.

In addition, the following table details the Target Group’s liquidity analysis for its derivative financial instruments. The tables have been drawn up based on the undiscounted contractual net cash (inflows) and outflows on derivative instruments that settle on a net basis, and the undiscounted gross (inflows) and outflows on those derivatives that require gross settlement.

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Liquidity table

The Target Group

	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2021
Interest bearing trade payables	2.05%	406,737	156,445	–	–	563,182	561,971
Non-interest bearing trade, bills and other payables	N/A	5,080,502	–	10,585	–	5,091,087	5,091,087
Bank and other borrowings	7.36%	298,587	664,406	13,249	41,264	1,017,506	955,961
Financial liabilities at FVTPL	8.00%	–	–	–	31,200	31,200	23,015
Lease liabilities	4.90%	729	1,806	4,416	–	6,951	6,509
		5,786,555	822,657	28,250	72,464	6,709,926	6,638,543
As at 31 December 2022
Interest bearing trade payables	2.05%	308,398	295,728	–	–	604,126	602,915
Non-interest bearing trade, bills and other payables	N/A	6,431,383	930,452	–	–	7,361,835	7,361,835
Bank and other borrowings	4.33%	347,703	485,772	114	316	833,905	816,952
Financial liabilities at FVTPL	8.00%	–	–	–	31,200	31,200	23,850
Lease liabilities	4.90%	785	2,405	2,736	–	5,926	5,354
		7,088,269	1,714,357	2,850	31,516	8,836,992	8,810,906
As at 31 December 2023
Interest bearing trade payables	2.50%	3,392	–	–	–	3,392	3,390
Non-interest bearing trade, bills and other payables	N/A	10,585,308	–	–	–	10,585,308	10,585,308
Bank and other borrowings	3.84%	239,609	355,088	28,869	–	623,566	610,926
Financial liabilities at FVTPL	8.00%	–	–	31,200	–	31,200	25,008
Lease liabilities	4.90%	809	2,317	1,346	–	4,472	4,264
		10,829,118	357,405	61,415	–	11,247,938	11,228,896
As at 30 September 2024
Interest bearing trade payables	1.25%	27	60,004	–	–	60,031	60,000
Non-interest bearing trade, bills and other payables	N/A	9,768,686	–	–	–	9,768,686	9,768,686
Bank and other borrowings	3.36%	420,814	187,949	–	–	608,763	602,999
Financial liabilities at FVTPL	8.00%	–	–	31,200	–	31,200	27,416
Lease liabilities	3.85%	1,247	5,802	6,930	–	13,979	13,195
		10,190,774	253,755	38,130	–	10,482,659	10,472,296

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Derivatives-net settlement

As at 31 December 2021
Future and forwards	(351)	–	–	–	(351)	(351)

As at 31 December 2022
Future	1,282	–	–	–	1,282	1,282

As at 31 December 2023
Future	(28)	–	–	–	(28)	(28)

As at 30 September 2024
Future	(304)	–	–	–	(304)	(304)

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

c.	Fair value measurements of financial instruments

Fair value of the Target Group’s and the Target Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The tables below analyze the Target Group’s and the Target Company’s financial instruments carried at fair value as of 31 December 2021, 2022 and 2023, and 30 September 2024, by level of the inputs to valuation techniques used to measure fair value.

The Target Group

Fair value hierarchy as at 31 December 2021	Level 1	Level 2	Level 3	Total

	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Large-denomination certificates of deposit	–	50,000	–	50,000
Receivables at FVTOCI	–	381,422	–	381,422
Preferred shares investments	–	–	9,770	9,770
Equity securities in a listed entity	2,135	–	–	2,135
Unlisted equity investments	–	–	37,267	37,267
Wealth management products	–	37,200	–	37,200
Derivative financial assets	–	351	–	351
Total	2,135	468,973	47,037	518,145

Financial liability
Preferred shares and warrants	–	–	6,822,157	6,822,157

Fair value hierarchy as at 31 December 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Large-denomination certificates of deposit	–	52,569	–	52,569
Receivables at FVTOCI	–	624,917	–	624,917
Preferred shares investments	–	–	3,452	3,452
Equity securities in a listed entity	3,240	–	–	3,240
Unlisted equity investments	–	–	32,854	32,854
Total	3,240	677,486	36,306	717,032

Financial liabilities
Preferred shares and warrants	–	–	6,833,654	6,833,654
Derivative financial liabilities	–	1,282	–	1,282
Total	–	1,282	6,833,654	6,834,936

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Fair value hierarchy as at 31 December 2023	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Receivables at FVTOCI	–	69,413	–	69,413
Preferred shares investments	–	–	2,914	2,914
Equity securities in a listed entity	2,754	–	–	2,754
Unlisted equity investments	–	–	38,340	38,340
Derivative financial assets	–	3,987	–	3,987
Total	2,754	73,400	41,254	117,408

Financial liabilities
Preferred shares	–	–	6,841,695	6,841,695
Derivative financial liabilities	–	3,959	–	3,959
Total	–	3,959	6,841,695	6,845,654

Fair value hierarchy as at 30 September 2024	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Receivables at FVTOCI	–	275,157	–	275,157
Preferred shares investments	–	–	2,859	2,859
Equity securities in a listed entity	1,278	–	–	1,278
Unlisted equity investments	–	–	39,242	39,242
Derivative financial assets	–	5,643	–	5,643
Total	1,278	280,800	42,101	324,179

Financial liabilities
Preferred shares	–	–	6,849,050	6,849,050
Derivative financial liabilities	–	5,339	–	5,339
Total	–	5,339	6,849,050	6,854,389

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

The Target Company

Fair value hierarchy as at 31 December 2021	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial liability
Preferred shares and warrants	–	–	6,799,142	6,799,142

Fair value hierarchy as at 31 December 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial liability
Preferred shares and warrants	–	–	6,809,804	6,809,804

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Fair value hierarchy as at 31 December 2023	Level 1	Level 2	Level 3	Total

	RMB’000	RMB’000	RMB’000	RMB’000
Financial liability
Preferred shares	–	–	6,816,687	6,816,687

Fair value hierarchy as at 30 September 2024	Level 1	Level 2	Level 3	Total

	RMB’000	RMB’000	RMB’000	RMB’000
Financial liability
Preferred shares	–	–	6,821,634	6,821,634

The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used). The determination of the fair value for convertible preferred shares is set out in Note 32.

Financial	Fair value at						Significant
assets/financial	31 December			30 September	Fair value	Valuation techniques and key	Unobservable
liabilities	2021	2022	2023	2024	hierarchy	inputs	input(s)
	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares investments	9,770	3,452	2,914	2,859	Level 3	Market approach in business valuation. The key inputs include enterprise value/last twelve months sales (“LTM EV/S”) multiple, DLOM.	LTM EV/S multiple, DLOM
						Option-pricing method and equity allocation model to allocate the equity value amongst different classes of shares. The key inputs include equity value, exercise values, probability of scenarios, expected volatility, expected time to expiration, and risk free rate.	Probability of scenarios, expected volatility, expected time to expiration, and risk free rate.
Equity securities in a listed entity	2,135	3,240	2,754	1,278	Level 1	Transaction price in an active market.	N/A
Unlisted equity investments	37,267	32,854	38,340	39,242	Level 3	Market approach. The key inputs include LTM EV/S multiples or enterprise value/earnings before interest and tax multiple, DLOM.	LTM EV/S multiples or enterprise value/earnings before interest and tax multiple, DLOM
Wealth management products	37,200	–	–	–	Level 2	Cash flow discounted using the expected return based on observable market inputs.	N/A
Derivative financial assets/liabilities	351	(1,282)	28	304	Level 2	Market approach. The fair value of the commodity forward contracts is estimated by reference to the quoted bid prices of similar standardised commodity forward contracts, the fair value of foreign exchange forwards is estimated by reference to the open market exchange rate at the end of the reporting period.	N/A

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Financial	Fair value at						Significant
assets/financial	31 December			30 September	Fair value	Valuation techniques and key	Unobservable
liabilities	2021	2022	2023	2024	hierarchy	inputs	input(s)
	RMB’000	RMB’000	RMB’000	RMB’000
Convertible preferred shares	(6,798,047)	(6,808,695)	(6,816,687)	(6,821,634)	Level 3	Refer to Note 32	DLOM, Discount rate, risk free interest rate, expected volatility
Warrants	(1,095)	(1,109)	–	–	Level 3	Refer to Note 32	DLOM, Discount rate, risk free interest rate, expected volatility
Redeemable preferred shares	(23,015)	(23,850)	(25,008)	(27,416)	Level 3	Refer to Note 32	DLOM, Discount rate, risk free interest rate, expected volatility
Financial assets at FVTOCI	431,422	677,486	69,413	275,157	Level 2	Income approach – in this approach, the discounted cash flow method was used to capture the present value of the cash flows to be derived from the receivables using the discount rate that reflected the credit risk of the corresponding banks which are observable.	N/A

Sensitivity analysis

Fair value of financial assets at FVTPL, including preferred shares investments, unlisted equity investments and unlisted investment funds, is affected by changes in equity value of the investees. If the equity value had increased/decreased by 10% with other variables held constant, the loss after tax for the years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2024 would have been lower/higher by approximately RMB3,423,000, RMB3,723,000, RMB3,301,000, and RMB3,253,000, respectively.

Fair value of financial liabilities at FVTPL, including convertible preferred shares, warrants and redeemable preferred shares, is affected by changes in equity value of the Target Company and Tengcai. If the equity value had increased/decreased by 10% with all other variables held constant, the loss after tax for the years ended 31 December 2021, 2022 and 2023, and the nine months ended 30 September 2024 would have been higher/lower by approximately RMB490,184,000, RMB488,012,000, RMB513,127,000, and RMB513,679,000, respectively.

There were no transfers between Level 1, 2 and 3 during the Relevant Periods.

Fair value measurements and valuation processes

The directors of the Target Company have closely monitored and determined the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value of an asset, the Target Group uses market-observable data to the extent it is available. For instruments with significant unobservable inputs under Level 3, the Target Group engages an independent qualified valuation specialist, PGA, to perform the valuation. Management of the Target Group works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model on a regular basis, or when needs arise and will report the significant results and findings to the board of directors of the Target Company. The Target Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments.

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Reconciliation of Level 3 fair value measurements

As at 31 December 2021	Financial assets at FVTPL	Financial liabilities at FVTPL
	RMB’000	RMB’000
Opening balance	170,442	(6,782,788)
Loss – in profit or loss	(111,318)	(19,311)
Purchases	–	(20,058)
Disposals	(12,087)	–
Closing balance	47,037	(6,822,157)

As at 31 December 2022	Financial assets at FVTPL	Financial liabilities at FVTPL
	RMB’000	RMB’000
Opening balance	47,037	(6,822,157)
Loss – in profit or loss	(8,266)	(11,497)
Purchases	–	–
Disposals	(2,465)	–
Closing balance	36,306	(6,833,654)

As at 31 December 2023	Financial assets at FVTPL	Financial liabilities at FVTPL
	RMB’000	RMB’000
Opening balance	36,306	(6,833,654)
Gain (loss) – in profit or loss	4,948	(8,041)
Closing balance	41,254	(6,841,695)

As at 30 September 2024	Financial assets at FVTPL	Financial liabilities at FVTPL
	RMB’000	RMB’000
Opening balance	41,254	(6,841,695)
Gain (loss) – in profit or loss	847	(7,355)
Closing balance	42,101	(6,849,050)

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis

For the financial assets and financial liabilities that are not measured at fair value on a recurring basis, the directors of the Target Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the Historical Financial Information approximate their fair values.

d.	Transfers financial assets that are not derecognised in their entirety

The following were the Target Group’s financial assets as at 31 December 2021, 2022 and 2023, and 30 September 2024 that were transferred to banks or suppliers by discounting/endorsing or factoring on a full recourse basis. As the Target Group has not transferred the significant risks and rewards, it continues to recognise the full carrying amount and has recognised the cash received on the transfer as a collateralised borrowing (see Note 29). These financial assets are carried at amortised cost in the consolidated statements of financial position.

As at 31 December 2021

	Bills discounted to banks that are not derecognised in their entirety	Bills endorsed to suppliers that are not derecognised in their entirety	Factoring of trade receivables to non-bank financial institutions with full recourse	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of transferred assets	17,196	347,373	193,890	558,459
Carrying amount of associated liabilities	(17,196)	(347,373)	(193,890)	(558,459)
Net position	–	–	–	–

As at 31 December 2022

	Bills discounted to banks that are not derecognised in their entirety	Bills endorsed to suppliers that are not derecognised in their entirety	Factoring of receivables to non-bank financial institutions with full recourse	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of transferred assets	66,988	552,443	197,697	817,128
Carrying amount of associated liabilities	(66,988)	(552,443)	(197,697)	(817,128)
Net position	–	–	–	–

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

As at 31 December 2023

	Bills discounted to banks that are not derecognised in their entirety	Bills endorsed to suppliers that are not derecognised in their entirety	Factoring of receivables to bank and non-bank financial institutions with full recourse	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of transferred assets	65,628	3,639	176,963	246,230
Carrying amount of associated liabilities	(65,628)	(3,639)	(176,963)	(246,230)
Net position	–	–	–	–

As at 30 September 2024

	Bills discounted to banks that are not derecognised in their entirety	Bills endorsed to suppliers that are not derecognised in their entirety	Factoring of receivables to bank and non-bank financial institutions with full recourse	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of transferred assets	214,259	60,000	–	274,259
Carrying amount of associated liabilities	(214,259)	(60,000)	–	(274,259)
Net position	–	–	–	–

e.	Transferred financial assets that are derecognised in their entirety but have continuing involvement

As of 31 December 2021, 2022 and 2023, and 30 September 2024, the Target Group has derecognised bills discounted to the banks or endorsed to certain sellers but not expired amounting to RMB2,397,798,000, RMB8,982,564,000, RMB15,768,470,000, and RMB514,474,000, respectively. These bills are issued or guaranteed by reputable PRC banks with high credit ratings, therefore the Directors of the Target Company consider the substantial risks in relation to these bills are interest risk as the credit risk arising from these bills are minimal, the Target Group has transferred substantially all the risks (i.e. interest risks) of these bills to relevant banks or sellers. However, if the bills cannot be accepted at maturity, the relevant banks or sellers have the right to require the Target Group to pay off the outstanding balance. Therefore, the Target Group continues its involvement in them. Following this, the management of the Target Group estimates that the exposure in loss from its continuing involvement in the derecognised financial assets is insignificant.

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

42.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Target Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Target Group’s consolidated statements of cash flows as cash flows from financing activities during the Relevant Periods:

	Bank and other borrowings (Note 29)	Payable to investors of consolidated trusts	Financial liabilities at FVTPL (Note 32)	Lease liabilities (Note 31)	Loan from employees (Note 28)	Interest payable (Note 28)	Exercise of share option payable	Accrued issue costs (Note 28)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2021	789,371	250,550	6,782,788	6,474	12,220	2,850	–	–	7,844,253
Financing cash flows	884,890	(250,550)	20,058	(6,722)	3,020	(81,742)	–	–	568,954
Non-cash changes:
Interest expenses	–	–	–	240	–	79,329	–	–	79,569
Interest capitalised in construction in progress	–	–	–	–	–	1,264	–	–	1,264
Fair value change of financial liabilities at FVTPL	–	–	19,311	–	–	–	–	–	19,311
Expire of bills discounted to banks that are not derecognised in their entirety	(732,548)	–	–	–	–	–	–	–	(732,548)
New bank borrowings under sellers finance agreements entered	14,248	–	–	–	–	–	–	–	14,248
New lease entered	–	–	–	6,517	–	–	–	–	6,517
At 31 December 2021	955,961	–	6,822,157	6,509	15,240	1,701	–	–	7,801,568
Financing cash flows	815,026	–	–	(2,858)	(1,310)	(84,767)	–	–	726,091
Non-cash changes:
Interest expenses	–	–	–	289	–	84,125	–	–	84,414
Fair value change of financial liabilities at FVTPL	–	–	11,497	–	–	–	–	–	11,497
Expire of bills discounted to banks that are not derecognised in their entirety	(978,626)	–	–	–	–	–	–	–	(978,626)
New bank borrowings under sellers finance agreements entered	24,591	–	–	–	–	–	–	–	24,591
New lease entered	–	–	–	1,414	–	–	–	–	1,414
At 31 December 2022	816,952	–	6,833,654	5,354	13,930	1,059	–	–	7,670,949

APPENDIX I	ACCOUNTANTS’ REPORT OF THE TARGET GROUP

	Bank and other borrowings (Note 29)	Payable to investors of consolidated trusts	Financial liabilities at FVTPL (Note 32)	Lease liabilities (Note 31)	Loan from employees (Note 28)	Interest payable (Note 28)	Exercise of share option payable	Accrued issue costs (Note 28)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financing cash flows	294,195	–	–	(4,666)	(13,930)	(65,339)	907	(1,760)	209,407
Non-cash changes:
Issue of share	–	–	–	–	–	–	(18)	–	(18)
Deferred issue cost	–	–	–	–	–	–	–	2,188	2,188
Interest expenses	–	–	–	243	–	64,630	–	–	64,873
Fair value changes of financial liabilities at FVTPL	–	–	8,041	–	–	–	–	–	8,041
Expire of bills discounted to banks that are not derecognised in their entirety	(544,786)	–	–	–	–	–	–	–	(544,786)
New bank borrowings under sellers finance agreements entered	44,565	–	–	–	–	–	–	–	44,565
New lease entered	–	–	–	3,333	–	–	–	–	3,333
Increase in share premium arising from the exercise of pre-listing share option	–	–	–	–	–	–	(889)	–	(889)
At 31 December 2023	610,926	–	6,841,695	4,264	–	350	–	428	7,457,663
Financing cash flows	144,962	–	–	(6,257)	–	(34,027)	–	(281)	104,397
Non-cash changes:
Deferred issue cost	–	–	–	–	–	–	–	447	447
Interest expenses	–	–	–	229	–	34,069	–	–	34,298
Fair value changes of financial liabilities at FVTPL	–	–	7,355	–	–	–	–	–	7,355
Expire of bills discounted to banks that are not derecognised in their entirety	(164,488)	–	–	–	–	–	–	–	(164,488)
New bank borrowings under sellers finance agreements entered	11,599	–	–	–	–	–	–	–	11,599
Early termination of lease	–	–	–	(627)	–	–	–	–	(627)
New lease entered	–	–	–	15,586	–	–	–	–	15,586
At 30 September 2024	602,999	–	6,849,050	13,195	–	392	–	594	7,466,230
At 31 December 2022	816,952	–	6,833,654	5,354	13,930	1,059	–	–	7,670,949
Financing cash flows	185,667	–	–	(3,459)	310	(43,135)	13	(739)	138,657
Issue of share	–	–	–	–	–	–	(13)	–	(13)
Deferred issue cost	–	–	–	–	–	–	–	1,827	1,827
Non-cash changes:
Interest expenses	–	–	–	189	–	42,076	–	–	42,265
Fair value change of financial liabilities at FVTPL	–	–	2,551	–	–	–	–	–	2,551

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

	Bank and other borrowings (Note 29)	Payable to investors of consolidated trusts	Financial liabilities at FVTPL (Note 32)	Lease liabilities (Note 31)	Loan from employees (Note 28)	Interest payable (Note 28)	Exercise of share option payable	Accrued issue costs (Note 28)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Expire of bills discounted to banks that are not derecognised in their entirety	(464,599)	–	–	–	–	–	–	–	(464,599)
New bank borrowings under sellers finance agreements entered	34,860	–	–	–	–	–	–	–	34,860
New lease entered	–	–	–	2,466	–	–	–	–	2,466
At 30 September 2023 (unaudited)	572,880	–	6,836,205	4,550	14,240	–	–	1,088	7,428,963

43.	RELATED-PARTY TRANSACTIONS

The Target Group and the Target Company have the following significant transactions with related parties during the Relevant Periods:

The Target Group

Transactions with related parties

	As at 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Commission income (note iii)	–	1	3,943	2,785	16,548
Service revenue (note iii)	247	–	–	–	–
Service fee (note iii)	–	–	–	–	–

Balance with related parities

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Trade related
Amount due from a related party (note iii)	–	4,725	102,907	55,851
Amounts due to related parties (note iii)	–	–	1,793	–

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

						Maximum amount outstanding during
	As at 1 January	As at 31 December			As at 30 September	the year ended 31 December			the nine months ended 30 September
	2021	2021	2022	2023	2024	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-trade related
Amounts due from founders and their spouses (note i)	24,877	12,612	10,874	24,906	23,340	24,877	51,112	24,906	24,906
Amounts due from the related parties (note ii)	344	44	35	–	–	344	44	35	–
	25,221	12,656	10,909	24,906	23,340
Amount due from an investee (note iv)		1,000	–	–	–

Notes:

(i)	The balance pertains to amounts due from Wang Dong and Wang Changhui and their spouses which were non-interest bearing, unsecured and repayable on demand and will be settled prior to the De-SPAC transaction. Wang Dong and Wang Changhui are the founders of the Target Group.

(ii)	The related parties are controlled by the founders. The amounts due from the related parties were non-interest bearing, unsecured and repayable on demand.

(iii)	The related parties are the joint ventures of the Target Company. The amounts are included in trade receivables and prepayment to sellers in relation to transaction services and transaction support services in Note 23 and advances received from buyers in relation to transaction services and transaction support services in Note 28, respectively. The agings of amount due from a related party and amounts due to related parties are within one year.

(iv)	The related party is an investee company of the Target Company’s subsidiary.

Compensation of key management personnel

The remuneration of directors and other members of key management during the Relevant Period was as follows:

	Year ended 31 December			Nine months ended 30 September
	2021	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)
Salaries, allowances and benefits	12,726	13,207	13,621	9,414	9,383
Performance-related bonuses	2,674	1,000	1,668	–	–
Retirement benefits scheme contributions	1,230	1,360	1,494	1,012	1,023
Equity-settled share-based expense	8,166	–	343,058	256,320	–
	24,796	15,567	359,841	266,746	10,406

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

The Target Company

	As at 31 December			As at 30 September
	2021	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Non-trade related
Amounts due from subsidiaries	796,159	797,225	780,064	789,058
Amount due to a subsidiary	–	–	14,667	28,909

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

As of 31 December 2021, 2022 and 2023, and 30 September 2024, the amounts due from subsidiaries are non-interest bearing, unsecured. RMB100,003,000, RMB100,003,000, RMB95,416,000, and RMB92,480,000 respectively are expected to be repaid within one year, and the rest are not expected to be repaid within one year.

44.	MAJOR NON-CASH TRANSACTIONS

During the Relevant Periods, bank borrowings under supplier finance arrangements amounted to RMB14,248,000, RMB24,591,000, and RMB44,565,000 for the three years ended 31 December 2021, 2022 and 2023, and RMB34,860,000 and RMB11,599,000 for the nine months ended 30 September 2023 (unaudited) and 2024 represent the prepayments to suppliers by the relevant banks directly.

During the year ended 31 December 2023 and nine months ended 30 September 2024, pledged bank deposits for bills payable related to transaction services amounting to RMB923,000,000 and RMB650,000,000, respectively, was offset to settle the bills payable.

45.	PARTICULARS OF PRINCIPAL SUBSIDIARIES

GENERAL INFORMATION OF SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITIES

During the Relevant Periods and as at the date of this report, the Target Company has direct and indirect ownership interests in the following subsidiaries:

			Proportion of ownership interest held by the Target Company as of
			31 December			30 September
Name of Consolidated Affiliated Entities	Place of incorporation/ establishment	Issued capital/ registered capital	2021	2022	2023	2024	the date of this report	Principal activities	Notes
Zhaogang Netcom	PRC	RMB175,644,293	100.00%	100.00%	100.00%	100.00%	100.00%	Online steel commerce	i
Shanghai Pangmao Logistics Co., Ltd.	PRC	RMB100,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Logistics	iii
Shanghai Tushu Information Services Co., Ltd. (Name used before: Shanghai Tushu Financial Information Services Co., Ltd.)	PRC	RMB20,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Tianjin Qimao Equity Investment Management Co., Ltd.	PRC	RMB10,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Equity investment	iii
Pan King Global Co., Ltd.	PRC	RMB20,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Steel export	ii
Zhaogang Netcom (Tianjin) Information Technology Co., Ltd. (Name used before: Pangmao Donghui (Tianjin) Commerce and Trade Co., Ltd.)	PRC	RMB50,000,000	100.00%	100.00%	100.00%	100.00%	–	No material activities	iii
Shanghai Xinmao Equity Investment Management Co., Ltd.	PRC	RMB10,000,000	100.00%	100.00%	100.00%	100%	100.00%	Equity investment	iii
Wuhan Pangmao Zhineng Technology Co., Ltd.	PRC	RMB50,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Provision of Information technology consulting	ii
Steel Searcher Limited	Hong Kong China	HK$1	100.00%	100.00%	100.00%	100.00%	100.00%	Equity investment	iii
Shenzhen Tushu Supply Chain Management Co., Ltd.	PRC	RMB40,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Shanghai Pangmao Lianxiang Technology Co., Ltd.	PRC	RMB10,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Technology	ii

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

			Proportion of ownership interest held by the Target Company as of
			31 December			30 September
Name of Consolidated Affiliated Entities	Place of incorporation/ establishment	Issued capital/ registered capital	2021	2022	2023	2024	the date of this report	Principal activities	Notes
Shanghai Zhaomao Commercial Factoring Co., Ltd.	PRC	RMB50,000,000	100.00%	–	–	–	–	No material activities	ix& xvi
Shanghai Birkin Network Technology Co., Ltd.	PRC	RMB50,000,000	100.00%	100.00%	–	–	–	No material activities	xiii
Pangmao Logistics Technology (Tianjin) Co., Ltd.	PRC	RMB50,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Shanghai Pangmao Metal Materials Processing Co., Ltd.	PRC	RMB2,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Shanghai FatCat Energy Engineering Co., Ltd.	PRC	RMB2,000,000	100.00%	100.00%	100.00%	–	–	No material activities	iii& xvi
Tianjin Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB10,000,000	100.00%	–	–	–	–	No material activities	viii
Shanghai Puhuida Digital Technology Co., Ltd.	PRC	RMB30,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	vi
Shenzhen Xinwuyou Technology Co, Ltd. (Name used before: Shenzhen Tengcai Technology Co., Ltd.)	PRC	RMB10,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Provision of Information technology consulting	vi
Guangzhou Tengpeitong Technology Co., Ltd.	PRC	RMB10,000,000	100.00%	100.00%	100.00%	100.00%	–	No material activities	vi
Hangzhou Peitu Technology Co., Ltd.	PRC	RMB10,000,000	100.00%	100.00%	100.00%	–	–	Technology	vi & xvi
Pangmao Yuanzheng	PRC	–	–	–	–	–	–	Investment holding	vi & xiv
Shanghai Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB30,000,000	–	100.00%	100.00%	–	–	Transaction Services	vii & xvi
Qingdao Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB10,000,000	–	100.00%	100.00%	100.00%	100.00%	Transaction Services	vii
Chongqing Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB20,000,000	–	100.00%	100.00%	100.00%	100.00%	Transaction Services	vii
Tengcai	PRC	RMB24,968,789	48.06%	48.06%	48.06%	48.06%	48.06%	Provision of Information technology consulting	ii & xi
Shanghai Huicai Supply Chain Management Co., Ltd.	PRC	RMB100,000,000	–	70.00%	70.00%	100.00%	100.00%	No material activities	vii
Beijing Gangfu	PRC	US$3,500,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	ii
Shanghai Gangyou Trading Co., Ltd.	PRC	RMB394,952,400	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	iii
Shenzhen Gangyou Supply Chain Management Co., Ltd.	PRC	RMB40,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Provision of transaction settlement services	iii
Shanghai Zhaogang Supply Chain Management Co., Ltd.	PRC	RMB100,800,000	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	ii
Steel Searcher Pte. Ltd.	Singapore	US$10,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	iii
Steel Searcher Korea Co. Ltd.	South Korea	Korea Won (“KRW”) 3,300,000,000	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	iii
Steel Searcher Viet Nam Co. Ltd.	Vietnam	US$300,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Steel Searcher Hong Kong Limited	Hong Kong China	US$6,000,001	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	iii
Steel Searcher (Thailand) Co. Ltd.	Thailand	Thai Baht (“THB”) 10,000,000	99.99%	99.99%	99.99%	99.99%	99.99%	No material activities	iii
Steel Searcher Middle East DMCC	United Arab Emirates	Dirham (“AED”) 50,000	100.00%	100.00%	100.00%	100.00%	100.00%	Transaction Services	iv
STEEL SEARCHER COMPANY (TZ) LIMITED	Tanzania	US$449,500	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

			Proportion of ownership interest held by the Target Company as of
			31 December			30 September
Name of Consolidated Affiliated Entities	Place of incorporation/ establishment	Issued capital/ registered capital	2021	2022	2023	2024	the date of this report	Principal activities	Notes
Steel Searcher YANGON Company Limited	Myanmar	US$50,000	100.00%	100.00%	100.00%	100.00%	100.00%	No material activities	iii
Steel Searcher and Trading Company Limited	Ghana	GHS2,250,000	100.00%	100.00%	–	–	–	Transaction Services	xii
Steel Searcher Kenya Limited	Kenya	–	100.00%	–	–	–	–	No material activities	v
Steel Searcher Manufacturing Limited	Ghana	–	100.00%	100.00%	–	–	–	Transaction Services	xii
Zhaogang Hong Kong Limited	Hong Kong China	HK$1	100.00%	100.00%	100.00%	100.00%	100.00%	Investment Holding	iii
Zhejiang Gangyou Trading Co., Ltd.	PRC	US$42,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Jiangsu Pangmao Trading Co., Ltd.	PRC	US$20,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Jiangsu Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB20,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Chongqing Zhaogang Netcom Information Technology Co., Ltd.	PRC	RMB20,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Zhejiang Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB20,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Chongqing Pangmao Trading Co., Ltd	PRC	US$20,000,000	–	–	100.00%	100.00%	100.00%	Transaction Services	x
Henan Zhaogang Netcom Information Technology Co., Ltd	PRC	RMB20,000,000	–	–	100.00%	100.00%	100.00%	No material activities	x
Shanghai Pangmao Zhiyuan Renewable Resources Co., Ltd.	PRC	RMB10,000,000	–	–	–	100.00%	100.00%	No material activities	xv
Guangdong Zhaogang Netcom E-commerce Co., Ltd.	PRC	RMB20,000,000	–	–	–	100.00%	100.00%	Transaction Services	xv
ZG MERGER SUB LIMITED (CAYMAN)	Cayman	US$50,000	–	–	–	100.00%	100.00%	No material activities	xv
Pangmao Industrial Products (Shenzhen) Automation Co., Ltd.	PRC	RMB20,000,000	–	–	–	100.00%	100.00%	No material activities	xv
Shanghai Gangyou International Trade Co., Ltd.	PRC	RMB120,000,000	–	–	–	100.00%	100.00%	Transaction Services	xv
Fatcat Supply Chain Solutions Malaysia Sdn Bhd	Malaysia	Ringgit Malaysia (“MYR”) 1	–	–	–	100.00%	100.00%	Transaction Services	xv
PT Steel Searcher Indonesia	Indonesia	Rupiah (“RP”) 10,000,000,000	–	–	–	100.00%	100.00%	No material activities	xv
Steel Searcher General Trading L.L.C.	United Arab Emirates	AED100,000	–	–	–	100.00%	100.00%	Transaction Services	xv
Pangmao Logistics (Gansu) Co., Ltd.	PRC	RMB10,000,000	–	–	100.00%	100.00%	100.00%	No material activities	x

*English name for identification purposes only.

Notes:

i.	The statutory financial statements of this entity for the years ended 31 December 2021 and 2022 were prepared in accordance with relevant accounting principles and financial regulations applicable to the PRC enterprises and were audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a certified public accountant registered in the PRC. The financial statements of this entity for the year ended 31 December 2023, if applicable, have not been issued as of the date of this report.

ii.	The financial statements of these entities for the years ended 31 December 2022 and 2023, if applicable, have not been issued as of the date of this report. The statutory financial statements of these entities for the periods/years ended 31 December 2021 were prepared in accordance with relevant accounting principles and financial regulations applicable to the PRC enterprises and were audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a certified public accountant registered in the PRC.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

iii.	The financial statements of these entities for the years ended 31 December 2021, 2022 and 2023, if applicable, have not been issued as of the date of this report.

iv.	The statutory financial statements of the entity for the period from date of incorporation to 31 December 2021 and 2022 were prepared in accordance with IFRSs for Small and Medium-sized Entities, and in compliance with applicable provisions of implementing Regulations issued by UAE Multi Commodities Centre Authority (DMCCA) and were audited by BAKER TILLY MKM Chartered Accountants for the years ended 31 December 2021, and Mansoor Mulla Auditing of Accounts for the year ended 31 December 2022, both are partnership firms registered in UAE. The financial statements of this entity for the year ended 31 December 2023, if applicable, have not been issued as of the date of this report.

v.	The entity was striked off by the Target Group in 2021. No statutory audited financial statements of the entity have been prepared for the period from date of incorporation.

vi.	These entities were set up by the Target Group in 2021. The financial statements of these entities for the period ended 2021, and year ended 31 December 2022 and 2023, if applicable, have not been issued as of the date of this report.

APPENDIX I	ACCOUNTANTS' REPORT OF THE TARGET GROUP

vii.	These entities were set up by the Target Group in 2022. The financial statements of these entities for the period ended 2022 and year ended 31 December 2023, if applicable, have not been issued as of the date of this report.

viii.	The entity was set up by the Target Group in 2021 and striked off in 2022. No statutory audited financial statements of the entity have been prepared for the period from date of incorporation to 31 December 2022.

ix.	The entity was striked off by the Target Group in 2022. No statutory audited financial statements of the entity have been prepared for the period from date of incorporation to 31 December 2021.

x.	The entity was set up by the Target Group in 2023. The financial statements of these entities for the period ended for 2023, if applicable, have not been issued as of the date of this report.

xi.	As set out in Note 35, the Target Company owns 53.4% voting rights over Tengcai.

xii.	On 1 December 2023, the Target Group has entered into an agreement with an independent third party to dispose Steel Searcher and Trading Company Limited and Steel Searcher Manufacturing Limited (collectively, the “Ghana’ entities”) at total cash consideration of RMB150,000, net off with the net identifiable assets of the Ghana entities amounting to RMB575,000 resulting a recognition of loss on disposal of subsidiaries of RMB425,000.

xiii.	The entity was striked off by the Target Group in 2023. No statutory financial statements of the entity have been prepared for the years ended 31 December 2021 and 2022.

xiv.	The Target Company has control over Pangmao Yuanzheng because it has been appointed as the sole managing partner of Pangmao Yuanzheng.

xv.	The entity was set up by the Target Group in 2024.

xvi.	The entity was strike off by the Target Group in 2024.

46.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Company or any of the subsidiaries of the Target Company subsequent to 30 September 2024.

APPENDIX II	FINANCIAL INFORMATION ON AQUILA

I.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AQUILA FOR THE PERIOD FROM NOVEMBER 25, 2021 TO DECEMBER 31, 2021 AND THE TWO YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2023

The financial information of Aquila for the period from November 25, 2021(being the date of incorporation of Aquila) to December 31, 2021 and the two years year ended December 31, 2022 and December 31, 2023 were disclosed in the independent auditors’ report for the period from November 25, 2021 to December 31, 2021 on pages I-1 to I-20 of the Aquila Offering Circular, the independent auditors’ report for the year ended December 31, 2022 on pages 51 to 84 of the annual report of Aquila for the year ended December 31, 2022 (the “2022 Annual Report”) and the independent auditors' report for the year ended December 31, 2023 on pages 52 to 83 of the annual results announcement and annual report of Aquila for the year ended December 31, 2023 (the “2023 Annual Report”), which were published on the websites of the Stock Exchange and Aquila. Please refer to the hyperlinks below:

The Offering Circular: https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0314/ 2022031400007.pdf

The 2022 Annual Report: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0427/ 2023042702861.pdf

The 2023 Annual Report: https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0328/ 2024032805250.pdf

II.	MANAGEMENT DISCUSSION AND ANALYSIS OF HISTORICAL RESULTS OF OPERATIONS

During period from November 25, 2021 (being the date of incorporation of Aquila) to December 31, 2021 and the two years ended December 31, 2022 and December 31, 2023, Aquila did not engage in any substantial operations and did not generate any revenue. The management discussion and analysis of Aquila’s results for that period/year were set out the “Financial Information” section on pages 120 to 129 of the Offering Circular, the “Management Discussion and Analysis” section on pages 5 to 8 of the 2022 Annual Report and the “Management Discussion and Analysis” section on pages 7 to 9 of the 2023 Annual Report, respectively, which provide further information relating to the financial condition and results of Aquila during that period/year. The information therein speak as of the date they were originally published. Aquila’s prospects and intentions will have changed since that date, and the reader should therefore not place undue reliance on this information, particularly the information consisting of or relating to forward-looking or future statements.

III.	MATERIAL CHANGE

The Directors of Aquila confirm that, save with respect to the De-SPAC Transaction, there had been no material change in the financial or trading position or outlook of Aquila since December 31, 2023 (being the date to which the last audited financial statements of Aquila were prepared as set out in this appendix to this circular) up to and including the Latest Practicable Date.

APPENDIX II	FINANCIAL INFORMATION ON AQUILA

IV.	LIQUIDITY AND INDEBTEDNESS DISCLOSURE

The following table sets forth Aquila’s current assets and liabilities as of the dates indicated.

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2023	As of January 10, 2025
		HK$’000		(unaudited)
Current assets
Other receivable	–	30	30	–
Cash and cash equivalents	–	16,607	56,859	91,432
Total current assets	–	16,637	56,889	91,432

Current Liabilities
Accruals and other payable	93,654	37,456	36,541	39,056
Redeemable Class A Shares	–	1,000,650	1,000,650	1,000,650
Warrant liabilities	–	5,904	5,003	500
Net current liabilities	(93,654)	(1,027,373)	(985,305)	(948,774)

Aquila expects its primary liquidity requirements prior to the completion of the De-SPAC Transaction to include general working capital needs and expense relating to the De-SPAC Transaction. Aquila intends to satisfy its liquidity requirements primarily by utilizing (i) proceeds from the sale of Aquila Class B Shares and Aquila Promoter Warrants in 2022 (which are held outside of the Escrow Account), (ii) interests or other income earned on funds held in the Escrow Account and (iii) a loan facility that Aquila (as borrower) entered into on March 13, 2022 in relation to a HK$20 million unsecured loan that could be drawn down to finance Aquila’s expenses.

The following table sets forth the details of Aquila’s indebtedness, which are unsecured and unguaranteed, as of the dates indicated.

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2023	As of January 10, 2025
		HK$’000		(unaudited)
Current Liabilities
Redeemable Class A Shares	–	1,000,650	1,000,650	1,000,650
Warrant liabilities	–	5,904	5,003	500
Total	–	1,006,554	1,005,653	1,001,150

As of January 10, 2025, no amount had been drawn down under the HK$20 million loan facility, and Aquila did not have other borrowings.

Except as disclosed above, as of January 10, 2025, Aquila did not have any material debt securities, term loans, mortgages, charges, contingent liabilities or guarantees.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

A.	BASIS OF PREPARATION OF THE PRO FORMA FINANCIAL INFORMATION OF THE SUCCESSOR GROUP

The unaudited pro forma financial information presented below is prepared to illustrate (a) the consolidated financial position of the Successor Group (as defined in the Circular) as if the De-SPAC Transaction had been completed on 30 September 2024; (b) the consolidated results and cash flows of the Successor Group as if the De-SPAC Transaction had been completed on 1 January 2023; and (c) the consolidated net tangible assets of the Successor Group attributable to the owners of the Successor Company as if the De-SPAC Transaction had been completed on 30 September 2024. These periods are presented on the basis that the Target Company is the accounting acquirer.

The unaudited pro forma consolidated financial information of the Successor Group is presented in RMB and has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated financial position of the Successor Group as at 30 September 2024 or the consolidated results and cash flows of the Successor Group for the year ended 31 December 2023.

The pro forma financial information is prepared based on the statement of financial position of Aquila Acquisition Corporation (“Aquila”) as at 30 June 2024 as set out in the interim report of Aquila for the six months ended 30 June 2024 which was published on 28 August 2024 and the statement of profit or loss and other comprehensive income and the statement of cash flows of Aquila for the year ended 31 December 2023 as set out in the annual report of Aquila for the year ended 31 December 2023 which was published on 28 March 2024 and the consolidated statement of financial position of ZG Group (the “Target Company”) and its subsidiaries, including the Consolidated Affiliated Entities (as defined in Appendix I of this Circular) (hereinafter collectively referred to as the “Target Group”) as at 30 September 2024 and the consolidated statement of profit or loss and other comprehensive income and consolidated statement of cash flows of the Target Group for the year ended 31 December 2023 extracted from the accountants' report of the Target Group as set out in Appendix I of this Circular after giving effect to the pro forma adjustments described in the accompanying notes which are directly attributable to the De-SPAC Transaction and factually supportable and were prepared in accordance with Rules 4.29 and 14.69(4)(a)(ii) of the Listing Rules.

Subsequent to 30 June 2024, no material transactions has occurred to Aquila that may have a significant financial impact on the Successor Group.

The pro forma financial information is prepared assuming (i) the Pre-Merger Capital Restructuring (as defined in this Circular and detailed in the paragraph headed “History, Reorganization and Corporate Structure of the Target Group – Pre-Merger Capital Restructuring” of this Circular) is completed, (ii) no Aquila Class A Shareholders exercise their Appraisal Right, (iii) 53,580,000 Successor Company Class A Shares (subject to adjustments) are issued to the PIPE Investors pursuant to the PIPE Investment Agreements, (iv) there is no Permitted Equity Financing can be fulfilled, and (v) no Aquila Listed Warrantholder elects to redeem any Aquila Listed Warrants pursuant to the Warrant Redemption. In addition, the unaudited pro forma financial information presents two redemption scenarios as set out below.

•	Assuming no Redemptions (Scenario I): This presentation assumes that no Aquila Class A Shareholders exercise their rights to redeem any of their shares of Aquila Class A Shares and thus the full amount held in the Escrow Account at Closing is available to the De-SPAC Transaction.

•	Assuming maximum Redemptions (Scenario II): This presentation assumes that 100,065,000 shares of Aquila Class A Shares are redeemed, which represents the maximum amount of redemption. The Scenario II is prepared based on the same assumptions under Scenario I, with additional adjustments to reflect the effect of maximum redemptions.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

The unaudited pro forma financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma financial information;

•	the Historical Financial Information of the Target Group as of 30 September 2024 and for the year ended 31 December 2023, and the related notes thereto, as set out in Appendix I to this Circular;

•	the audited financial statements of Aquila for the year ended 31 December 2023, and the related notes thereto, as set out in the annual report of Aquila for the year ended 31 December 2023 which was published on 28 March 2024;

•	the unaudited condensed financial statements of Aquila as of 30 June 2024, and the related notes hereto, as set out in the interim report of Aquila for the six months ended 30 June 2024 which was published on 28 August 2024; and

•	the financial information of the De-SPAC Transaction and other financial information included elsewhere in this Circular.

B.	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE SUCCESSOR GROUP

(i)	Unaudited Pro Forma Consolidated Statement of Financial Position of the Successor Group as at 30 September 2024

	As at 30 June 2024		As at 30 September 2024		Pro forma adjustments					As at 30 September 2024	Pro forma adjustments		As at 30 September 2024
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal						The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(a))	(Note 5)	(Note 6(a))	(Note 7)		(Note 6(a))	(Note 7)
NON-CURRENT ASSETS
Property and equipment	–	–	208,241	208,241	–	–	–	–	–	208,241	–	–	208,241
Right-of-use assets	–	–	32,245	32,245	–	–	–	–	–	32,245	–	–	32,245
Goodwill	–	–	31,954	31,954	–	–	–	–	–	31,954	–	–	31,954
Intangible assets	–	–	110,968	110,968	–	–	–	–	–	110,968	–	–	110,968
Interests in associates and joint venture	–	–	45,582	45,582	–	–	–	–	–	45,582	–	–	45,582
Financial assets at fair value through profit or loss (“FVTPL”)	–	–	43,379	43,379	–	–	–	–	–	43,379	–	–	43,379
Prepayments and other receivables	–	–	7,648	7,648	–	–	–	–	–	7,648	–	–	7,648
	–	–	480,017	480,017	–	–	–	–	–	480,017	–	–	480,017
CURRENT ASSETS
Inventories	–	–	26,833	26,833	–	–	–	–	–	26,833	–	–	26,833
Trade receivables, prepayments and other receivables	–	–	9,311,569	9,311,569	–	(2,687)	–	–	–	9,308,882	–	–	9,308,882
Financial assets at fair value through other comprehensive income (“FVTOCI”)	–	–	275,157	275,157	–	–	–	–	–	275,157	–	–	275,157
Derivative financial instruments	–	–	304	304	–	–	–	–	–	304	–	–	304
Restricted cash	1,000,650	902,386	458,554	1,360,940	–	–	–	(902,386)	–	458,554	–	–	458,554
Cash and cash equivalents	71,839	64,784	435,747	500,531	–	(73,936)	451,700	902,386	–	1,780,681	(902,386)	–	878,295
	1,072,489	967,170	10,508,164	11,475,334	–	(76,623)	451,700	–	–	11,850,411	(902,386)	–	10,948,025

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

	As at 30 June 2024		As at 30 September 2024		Pro forma adjustments					As at 30 September 2024	Pro forma adjustments		As at 30 September 2024
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal						The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(a))	(Note 5)	(Note 6(a))	(Note 7)		(Note 6(a))	(Note 7)
CURRENT LIABILITIES
Trade, bills and other payables	36,306	32,741	9,940,227	9,972,968	–	(44,161)	–	–	–	9,928,807	–	–	9,928,807
Bank and other borrowings	–	–	602,999	602,999	–	–	–	–	–	602,999	–	–	602,999
Financial liabilities at FVTPL	–	–	6,821,634	6,821,634	(6,821,634)	–	–	102,426	–	102,426	–	–	102,426
Lease liabilities	–	–	6,677	6,677	–	–	–	–	–	6,677	–	–	6,677
Contract liabilities	–	–	36,846	36,846	–	–	–	–	–	36,846	–	–	36,846
Redeemable Class A Shares	1,000,650	902,386	–	902,386	–	–	–	(902,386)	–	–	–	–	–
Warrant liabilities	2,502	2,256	–	2,256	–	–	–	–	–	2,256	–	–	2,256
	1,039,458	937,383	17,408,383	18,345,766	(6,821,634)	(44,161)	–	(799,960)	–	10,680,011	–	–	10,680,011
NET CURRENT ASSETS/(LIABILITIES)	33,031	29,787	(6,900,219)	(6,870,432)	6,821,634	(32,462)	451,700	799,960	–	1,170,400	(902,386)	–	268,014
TOTAL ASSETS LESS CURRENT LIABILITIES	33,031	29,787	(6,420,202)	(6,390,415)	6,821,634	(32,462)	451,700	799,960	–	1,650,417	(902,386)	–	748,031
CAPITAL AND RESERVES
Share capital	6	5	71	76	235	–	19	–	79	409	–	(37)	372
Reserves	33,025	29,782	(6,533,508)	(6,503,726)	6,821,399	(32,462)	451,681	705,406	(79)	1,442,219	(902,386)	37	539,870
Equity attributable to owners of Aquila/the Target Company/ the Successor Company	33,031	29,787	(6,533,437)	(6,503,650)	6,821,634	(32,462)	451,700	705,406	–	1,442,628	(902,386)	–	540,242
Non-controlling interests	–	–	42,703	42,703	–	–	–	–	–	42,703	–	–	42,703
TOTAL EQUITY (DEFICIT)	33,031	29,787	(6,490,734)	(6,460,947)	6,821,634	(32,462)	451,700	705,406	–	1,485,331	(902,386)	–	582,945
NON-CURRENT LIABILITIES
Financial liabilities at FVTPL	–	–	27,416	27,416	–	–	–	94,554	–	121,970	–	–	121,970
Contract liabilities	–	–	12,477	12,477	–	–	–	–	–	12,477	–	–	12,477
Lease liabilities	–	–	6,518	6,518	–	–	–	–	–	6,518	–	–	6,518
Deferred tax liabilities	–	–	24,121	24,121	–	–	–	–	–	24,121	–	–	24,121
	–	–	70,532	70,532	–	–	–	94,554	–	165,086	–	–	165,086
	33,031	29,787	(6,420,202)	(6,390,415)	6,821,634	(32,462)	451,700	799,960	–	1,650,417	(902,386)	–	748,031

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

(ii)	Unaudited Pro Forma Consolidated Statement of Profit or Loss and Other Comprehensive Income of the Successor Group for the year ended 31 December 2023

	For the year ended 31 December 2023				Pro forma adjustments				For the year ended 31 December 2023	Pro forma adjustments		For the year ended 31 December 2023
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal					The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(b))	(Note 5)	(Note 6(b))		(Note 4(b))	(Note 6(b))
Continuing operations
Revenue	–	–	1,168,451	1,168,451	–	–	–	–	1,168,451	–	–	1,168,451
Cost of revenue	–	–	(788,278)	(788,278)	–	–	–	–	(788,278)	–	–	(788,278)
Gross profit	–	–	380,173	380,173	–	–	–	–	380,173	–	–	380,173
Other income	45,017	40,956	33,057	74,013	–	–	–	–	74,013	–	–	74,013
Other gains and losses, net	–	–	(3,773)	(3,773)	–	–	6,463	12,908	15,598	–	(12,908)	2,690
Selling and distribution expenses	–	–	(259,869)	(259,869)	–	–	–	–	(259,869)	–	–	(259,869)
Administrative expenses	(90,459)	(82,300)	(418,490)	(500,790)	–	–	–	(103,517)	(604,307)	–	–	(604,307)
Research and development expenses	–	–	(59,338)	(59,338)	–	–	–	–	(59,338)	–	–	(59,338)
Finance costs	–	–	(64,873)	(64,873)	–	–	–	–	(64,873)	–	–	(64,873)
Professional fees and expenses related to De-SPAC Transaction	–	–	(39,557)	(39,557)	–	(35,096)	–	(479,136)	(553,789)	394	44,694	(508,701)
Impairment losses under expected credit loss (“ECL”) model, net of reversal	–	–	(30,188)	(30,188)	–	–	–	–	(30,188)	–	–	(30,188)
Fair value changes of financial assets at FVTPL	–	–	4,578	4,578	–	–	–	–	4,578	–	–	4,578
Fair value changes of financial liabilities at FVTPL	–	–	(8,041)	(8,041)	6,883	–	–	(5,128)	(6,286)	–	–	(6,286)
Share of results of associates and joint venture	–	–	(2,540)	(2,540)	–	–	–	–	(2,540)	–	–	(2,540)
Change in fair value of warrant liabilities	901	821	–	821	–	–	–	–	821	–	–	821
(Loss) Profit before tax from continuing operations	(44,541)	(40,523)	(468,861)	(509,384)	6,883	(35,096)	6,463	(574,873)	(1,106,007)	394	31,786	(1,073,827)
Income tax expense	–	–	(788)	(788)	–	–	–	–	(788)	–	–	(788)
(Loss) Profit for the year from continuing operations	(44,541)	(40,523)	(469,649)	(510,172)	6,883	(35,096)	6,463	(574,873)	(1,106,795)	394	31,786	(1,074,615)
Discontinued operations
Profit for the year from discontinued operations	–	–	644	644	–	–	–	–	644	–	–	644
(Loss) Profit for the year	(44,541)	(40,523)	(469,005)	(509,528)	6,883	(35,096)	6,463	(574,873)	(1,106,151)	394	31,786	(1,073,971)

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

	For the year ended 31 December 2023				Pro forma adjustments				For the year ended 31 December 2023	Pro forma adjustments		For the year ended 31 December 2023
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal					The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(b))	(Note 5)	(Note 6(b))		(Note 4(b))	(Note 6(b))
(Loss) Profit for the year attributable to:
Owners of Aquila/the Target Company/the Successor Company
–Continuing operations	(44,541)	(40,523)	(468,916)	(509,439)	6,883	(35,096)	6,463	(574,873)	(1,106,062)	394	31,786	(1,073,882)
–Discontinued operations	–	–	644	644	–	–	–	–	644	–	–	644
Non-controlling interests
–Continuing operations	–	–	(733)	(733)	–	–	–	–	(733)	–	–	(733)
–Discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	–	–	1,063	1,063	–	–	–	–	1,063	–	–	1,063

Other comprehensive income for the year, net of income tax	–	–	1,063	1,063	–	–	–	–	1,063	–	–	1,063

Total comprehensive (expense) income for the year	(44,541)	(40,523)	(467,942)	(508,465)	6,883	(35,096)	6,463	(574,873)	(1,105,088)	394	31,786	(1,072,908)
Total comprehensive (expense) income attributable to:
Owners of Aquila/the Target Company/the Successor Company
–Continuing operations	(44,541)	(40,523)	(467,853)	(508,376)	6,883	(35,096)	6,463	(574,873)	(1,104,999)	394	31,786	(1,072,819)
–Discontinued operations	–	–	644	644	–	–	–	–	644	–	–	644

	(44,541)	(40,523)	(467,209)	(507,732)	6,883	(35,096)	6,463	(574,873)	(1,104,355)	394	31,786	(1,072,175)
Non-controlling interests
–Continuing operations	–	–	(733)	(733)	–	–	–	–	(733)	–	–	(733)
–Discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–

	–	–	(733)	(733)	–	–	–	–	(733)	–	–	(733)

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

(iii)	Unaudited Pro Forma Consolidated Statement of Cash Flows of the Successor Group for the year ended 31 December 2023

	For the year ended 31 December 2023				Pro forma adjustments				For the year ended 31 December 2023	Pro forma adjustments		For the year ended 31 December 2023
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal					The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(b))	(Note 5)	(Note 6(b))		(Note 4(b))	(Note 6(b))
OPERATING ACTIVITIES
(Loss) Profit for the year from continuing operations	(44,541)	(40,523)	(469,649)	(510,172)	6,883	(35,096)	6,463	(574,873)	(1,106,795)	394	31,786	(1,074,615)
Profit for the year from discontinued operations	–	–	644	644	–	–	–	–	644	–	–	644
(Loss) Profit for the year	(44,541)	(40,523)	(469,005)	(509,528)	6,883	(35,096)	6,463	(574,873)	(1,106,151)	394	31,786	(1,073,971)
Adjustments for:
Income tax expense	–	–	788	788	–	–	–	–	788	–	–	788
Impairment losses under ECL model, net of reversal	–	–	30,188	30,188	–	–	–	–	30,188	–	–	30,188
Finance costs	–	–	64,873	64,873	–	–	–	–	64,873	–	–	64,873
Professional fees and expenses related to De-SPAC Transaction	–	–	–	–	–	–	–	479,136	479,136	–	(44,694)	434,442
Interest income	(45,065)	(41,000)	(26,376)	(67,376)	–	–	–	–	(67,376)	–	–	(67,376)
Share of results of associates and joint venture	–	–	2,540	2,540	–	–	–	–	2,540	–	–	2,540
Write-down of inventories, net of reversal	–	–	370	370	–	–	–	–	370	–	–	370
Impairment loss on investments in associates	–	–	2,112	2,112	–	–	–	–	2,112	–	–	2,112
Depreciation of property and equipment	–	–	10,454	10,454	–	–	–	–	10,454	–	–	10,454
Depreciation of right-of-use assets	–	–	4,615	4,615	–	–	–	–	4,615	–	–	4,615
Amortisation of intangible assets	–	–	5,962	5,962	–	–	–	–	5,962	–	–	5,962
Gain on disposal of property and equipment	–	–	(596)	(596)	–	–	–	–	(596)	–	–	(596)
Loss on early termination of right-of-use assets	–	–	398	398	–	–	–	–	398	–	–	398
Loss on disposal of subsidiaries	–	–	425	425	–	–	–	–	425	–	–	425
Equity-settled share-based payments	86,609	78,797	343,058	421,855	–	–	–	103,517	525,372	–	–	525,372
Gain on fair value changes of financial assets at FVTPL	–	–	(4,578)	(4,578)	–	–	–	–	(4,578)	–	–	(4,578)
(Gain) loss on fair value changes of financial liabilities at FVTPL	(901)	(820)	8,041	7,221	(6,883)	–	–	5,128	5,466	–	–	5,466
Gain on fair value changes of derivative financial instruments	–	–	(415)	(415)	–	–	–	–	(415)	–	–	(415)
Net foreign exchange loss (gain)	48	44	2,651	2,695	–	–	(6,463)	(12,908)	(16,676)	–	12,908	(3,768)

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE SUCCESSOR GROUP

	For the year ended 31 December 2023				Pro forma adjustments				For the year ended 31 December 2023	Pro forma adjustments		For the year ended 31 December 2023
	Aquila (Note 1)		The Target Group (Note 2)	Subtotal					The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(b))	(Note 5)	(Note 6(b))		(Note 4(b))	(Note 6(b))
Operating cash flows before movements in working capital	(3,850)	(3,502)	(24,495)	(27,997)	–	(35,096)	–	–	(63,093)	394	–	(62,699)
Decrease in inventories	–	–	131,746	131,746	–	–	–	–	131,746	–	–	131,746
Decrease in contract liabilities	–	–	(150,981)	(150,981)	–	–	–	–	(150,981)	–	–	(150,981)
(Increase) decrease in trade receivables, prepayments and other receivables	–	–	(3,341,693)	(3,341,693)	–	428	–	–	(3,341,265)	–	–	(3,341,265)
Decrease in receivables at FVTOCI	–	–	10,718	10,718	–	–	–	–	10,718	–	–	10,718
(Decrease) increase in trade, bills and other payables	(963)	(876)	3,586,502	3,585,626	–	(9,772)	–	–	3,575,854	–	–	3,575,854
Cash (used in) generated from operations	(4,813)	(4,378)	211,797	207,419	–	(44,440)	–	–	162,979	394	–	163,373
Income tax paid	–	–	(88)	(88)	–	–	–	–	(88)	–	–	(88)
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(4,813)	(4,378)	211,709	207,331	–	(44,440)	–	–	162,891	394	–	163,285

INVESTING ACTIVITIES
Interest received	45,065	41,000	28,286	69,286	–	–	–	–	69,286	–	–	69,286
Proceeds from settlement of derivative financial instruments	–	–	3,577	3,577	–	–	–	–	3,577	–	–	3,577
Payments for settlement of derivative financial instruments	–	–	(4,472)	(4,472)	–	–	–	–	(4,472)	–	–	(4,472)
Proceeds from disposal of property and equipment	–	–	661	661	–	–	–	–	661	–	–	661
Acquisition of financial assets at FVTPL	–	–	(279,991)	(279,991)	–	–	–	–	(279,991)	–	–	(279,991)
Proceeds from disposal of financial assets at FVTPL	–	–	280,107	280,107	–	–	–	–	280,107	–	–	280,107
Capital injection of investment in a joint venture	–	–	(24,500)	(24,500)	–	–	–	–	(24,500)	–	–	(24,500)
Purchases of property and equipment	–	–	(11,237)	(11,237)	–	–	–	–	(11,237)	–	–	(11,237)
Purchases of intangible assets	–	–	(27)	(27)	–	–	–	–	(27)	–	–	(27)
Repayment from related parties	–	–	13,997	13,997	–	–	–	–	13,997	–	–	13,997
Advance to related parties	–	–	(27,994)	(27,994)	–	–	–	–	(27,994)	–	–	(27,994)
Withdrawal of large-denomination certificates of deposit	–	–	94,331	94,331	–	–	–	–	94,331	–	–	94,331
Placement of large-denomination certificates of deposit	–	–	(41,762)	(41,762)	–	–	–	–	(41,762)	–	–	(41,762)
Withdrawal of pledged bank deposits for bank borrowing	–	–	124,772	124,772	–	–	–	–	124,772	–	–	124,772
Placement of pledged bank deposits for bank borrowing	–	–	(69,259)	(69,259)	–	–	–	–	(69,259)	–	–	(69,259)
Withdrawal of pledged bank deposits for bills payable related to transaction services	–	–	100,000	100,000	–	–	–	–	100,000	–	–	100,000
Placement of pledged bank deposits for bills payable related to transaction services	–	–	(733,000)	(733,000)	–	–	–	–	(733,000)	–	–	(733,000)

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE SUCCESSOR GROUP

	For the year ended 31 December 2023				Pro forma adjustments				For the year ended 31 December 2023	Pro forma adjustments		For the year ended 31 December 2023

	Aquila (Note 1)		The Target Group (Note 2)	Subtotal					The Successor Group (Scenario I)			The Successor Group (Scenario II)
	HK$’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 3)	(Note 4(b))	(Note 5)	(Note 6(b))		(Note 4(b))	(Note 6(b))
Release of restricted cash arising from conversion of redeemable Class A shares	–	–	–	–	–	–	–	893,881	893,881	–	(893,881)	–

NET CASH FROM (USED IN) INVESTING ACTIVITIES	45,065	41,000	(546,511)	(505,511)	–	–	–	893,881	388,370	–	(893,881)	(505,511)

FINANCING ACTIVITIES
Proceeds from bills discounted to banks that are not derecognised in their entirety	–	–	543,426	543,426	–	–	–	–	543,426	–	–	543,426
Repayment of bank borrowings under supplier finance agreements	–	–	(56,624)	(56,624)	–	–	–	–	(56,624)	–	–	(56,624)
Proceeds from bank and other borrowings	–	–	764,499	764,499	–	–	–	–	764,499	–	–	764,499
Repayments of bank and other borrowings	–	–	(957,106)	(957,106)	–	–	–	–	(957,106)	–	–	(957,106)
Repayments of lease liabilities	–	–	(4,666)	(4,666)	–	–	–	–	(4,666)	–	–	(4,666)
Interest paid	–	–	(65,339)	(65,339)	–	–	–	–	(65,339)	–	–	(65,339)
Loan advances from staff	–	–	4,860	4,860	–	–	–	–	4,860	–	–	4,860
Repayments from loans from staff	–	–	(18,790)	(18,790)	–	–	–	–	(18,790)	–	–	(18,790)
Proceeds from the issuance of shares	–	–	907	907	–	–	–	–	907	–	–	907
Payments for deferred underwriting commission of Aquila and De-SPAC Transaction expense	–	–	(1,760)	(1,760)	–	(33,660)	–	–	(35,420)	(394)	–	(35,814)
Proceeds from PIPE investors	–	–	–	–	–	–	478,630	–	478,630	–	–	478,630
Payments for the transaction cost relating to PIPE investments	–	–	–	–	–	–	(31,187)	–	(31,187)	–	–	(31,187)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	–	–	209,407	209,407	–	(33,660)	447,443	–	623,190	(394)	–	622,796

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,252	36,622	(125,395)	(88,773)	–	(78,100)	447,443	893,881	1,174,451	–	(893,881)	280,570

CASH AND CASH EQUIVALENTS AT 1 JANUARY 2023	16,607	15,109	436,213	451,322	–	–	–	–	451,322	–	–	451,322
Effect of foreign exchange rate changes	–	–	86	86	–	–	6,463	12,908	19,457	–	(12,908)	6,549

CASH AND CASH EQUIVALENTS AT 31 DECEMBER 2023
Represented by bank balances and cash	56,859	51,731	310,904	362,635	–	(78,100)	453,906	906,789	1,645,230	–	(906,789)	738,441

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

C.	NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE SUCCESSOR GROUP

Note 1:	The financial information of Aquila is extracted from the annual report of Aquila for the year ended 31 December 2023 which was published on 28 March 2024 and the interim report of Aquila for the six months ended 30 June 2024 which was published on 28 August 2024. The presentation currency of Aquila is HK$. The balances extracted from the statement of financial position of Aquila as at 30 June 2024 were translated to Renminbi (“RMB”) at the exchange rate of HK$1.00 to RMB0.9018. The amounts extracted from the statement of profit or loss and other comprehensive income and statement of cash flows of Aquila for the year ended 31 December 2023 were translated to RMB at the exchange rate of HK$1.00 to RMB0.9098.

Note 2:	The financial information of the Target Group is extracted from the accountant’s report of the Target Group as set out in Appendix I to this Circular. The functional and presentation currency of the Target Company in Appendix I is RMB.

Note 3:	The adjustment represents the fair value of 671,734,749 preferred shares of the Target Company amounting to RMB6,821,634,000 as at 30 September 2024, which would automatically be converted into ordinary shares of the Target Company at par value of US$0.00005 per share as part of the De-SPAC Transaction.

Assuming the De-SPAC Transaction had been completed on 1 January 2023, fair value loss amounted to RMB6,883,000 is reversed as such preferred shares were converted into equity of the Target Company and no fair value assessment is required.

Note 4:	The adjustment represents the estimated professional fees and expenses of approximately HK$88,198,000 incurred by the Successor Group relating to the De-SPAC Transaction excluding the payment for the deferred underwriting commission accrued by Aquila in the amount of HK$35,023,000 in 2022 and the transaction cost for the PIPE Investment, which should be payable upon completion of the De-SPAC Transaction. During the year ended 31 December 2023 and nine months ended 30 September 2024, RMB39,557,000 and RMB7,518,000 were recognized by the Target Group in profit or loss, respectively, as set out in the Appendix I to this Circular. Deferred issue cost amounting to RMB2,687,000 and payable of accrued professional fees and expenses related to De-SPAC transaction amounting to RMB12,577,000 were recognized by the Target Group, as set out in Appendix I to this Circular.

(a)	Assuming the De-SPAC Transaction had been completed on 30 September 2024 (at the exchange rate of HK$1.00 to RMB0.9018)

The abovementioned professional fees and expenses are translated to RMB79,537,000, and Aquila’s deferred underwriting fee is translated to RMB31,584,000. Such expenses are assumed to be fully settled on 30 September 2024, of which RMB31,973,000 and RMB5,212,000 were paid by the Target Group in year ended 31 December 2023 and nine months ended 30 September 2024, respectively, resulting in a decrease of cash and cash equivalent amounting to RMB73,936,000.

(b)	Assuming the De-SPAC Transaction had been completed on 1 January 2023 (at the exchange rate of HK$1.00 to RMB0.8933)

The abovementioned professional fees and expenses are translated to RMB78,787,000, and Aquila’s deferred underwriting fee is translated to RMB31,286,000. Such expenses are assumed to be fully settled on 1 January 2023, of which RMB31,973,000 was already paid by the Target Group in the year ended 31 December 2023, resulting in a decrease of cash and cash equivalent amounting to RMB78,100,000.

Under Scenario I, RMB35,096,000 is expected to be additionally charged to the unaudited pro forma consolidated statement of profit or loss and other comprehensive income, and RMB4,134,000 is expected to be accounted for as a deduction from equity upon the consummation of the De-SPAC Transaction.

Under Scenario II, RMB34,702,000 is expected to be additionally charged to the unaudited pro forma consolidated statement of profit or loss and other comprehensive income, and RMB4,528,000 is expected to be accounted for as a deduction from equity upon the consummation of the De-SPAC Transaction.

The De-SPAC Transaction expenses are the latest practicable estimate for reference only, and the actual amount may differ from this estimate.

Note 5:	The adjustment represents the gross proceeds of HK$535,800,000 (equivalent to RMB483,184,000 as at 30 September 2024 or RMB478,630,000 as at 1 January 2023) from PIPE Investors and the transaction cost amounting to HK$34,912,000 (equivalent to RMB31,484,000 as at 30 September 2024 or RMB31,187,000 as at 1 January 2023) in connection with the PIPE Investment. The PIPE Investors would be issued 53,580,000 Class A shares of the Successor Company at HK$10.00 per share. For the year ended 31 December 2023, the foreign exchange gain arising from the net proceed of HK$500,888,000 from the PIPE Investment amounts to RMB6,463,000.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

Note 6:	The adjustment is to illustrate (i) the deemed expenses incurred by the Target Company, which is the difference between the fair value of the shares issued by the Target Company in excess of the fair value of the adjusted net assets of Aquila; (ii) the warrant liabilities; and (iii) the earn-out liabilities.

Pursuant to the Business Combination Agreement (as defined in this Circular), each Aquila Class B Share will be converted into one fully paid Aquila Class A Share and each Aquila Warrant would be transferred to one Successor Company Warrant. For the Successor Company Warrants issued, those warrant holders will not be serving as employees of the Successor Group nor will they provide services to the Successor Group after the De-SPAC Transaction. Therefore, the Aquila Warrants are assumed by the Successor Company and the Successor Company Warrants are regarded as part of the De-SPAC Transactions and IAS 32 is applied in accounting for them, which results in additional De-SPAC Transaction expense.

The Promoter Earn-out Right (as defined in this Circular) is triggered only if the volume weighted average price of the Successor Company Class A Shares (calculated based on the daily quotation sheets of the Stock Exchange) equals or exceeds HK$12.00 per share for a period of not less than 20 trading days within a 30 consecutive trading day period commencing six months after Closing (as defined in this Circular) and ending on the fifth anniversary of the date of Closing. No service conditions for the Promoters was stipulated. Therefore, the earn-out arrangement is regarded as part of the De-SPAC Transaction instead of as post-acquisition remuneration and IAS 32 is applied in accounting for this agreement. Fair value of the earn-out liabilities arising from the Promoter Earn-out Right would adjust the consideration transferred for the De-SPAC Transaction which in turn affects the amount of De-SPAC Transaction expense recognized. A maximum Promoter Earn-out Shares (as defined in this Circular) of 12,508,125 Successor Company Class A Shares would be issued through the exercise of the Promoter Earn-out Right.

It is assumed that no adjustments will be applied to the Aquila Promoter Warrants and the Promoter Earn-out Shares in achieving 1:1 conversion ratio, as it is on the assumption that the Aquila Contributed Funds (as defined in this Circular) would exceed HK$500 million. A valuation assessment was performed for the purpose of determining the fair value of the promoter warrant liabilities and earn-out liabilities arising from the De-SPAC Transaction at 31 December 2023 and 1 January 2023 using binomial option pricing model with key assumptions for: volatility based on peer company data; risk-free rate and spot share price of the Successor Company at HK$10.00 assumed according to the Business Combination Agreement, the PIPE Investment Agreements and the offer price of Aquila Class A shares.

(a)	Assuming the De-SPAC Transaction had been completed on 30 September 2024 (at the exchange rate of HK$1.00 to RMB0.9018)

The fair value of the successor promoter warrant liabilities and the earn-out liabilities are estimated to be HK$104,850,000 (equivalent to RMB94,554,000) and HK$113,579,000 (equivalent to RMB102,426,000), respectively, as at 30 September 2024, which would result in additional De-SPAC Transaction expense of HK$218,429,000 (equivalent to RMB196,980,000) incurred by the Target Company. Such expenses are subject to changes based on valuation. Such warrant liabilities should be classified into non-current liability because the Successor Company Promoter Warrants are not exercisable until 12 months after the date of Closing as required by the Listing Rules.

Under Scenario I, as no Aquila Class A shares is redeemed, all of the restricted cash amounted to HK$1,000,650,000 (equivalent to RMB902,386,000) as at 30 September 2024 would be reclassified as cash and cash equivalents of the Successor Group, while under Scenario II, as all of the Aquila Class A shares with redemption rights are redeemed, all of the restricted cash would be repaid to those Aquila Class A Shareholders.

(b)	Assuming the De-SPAC Transaction had been completed on 1 January 2023 (at the exchange rate of HK$1.00 to RMB0.8933)

Upon the consummation of the De-SPAC Transaction, the conversion right attached to the Aquila Class B Shares and Aquila Promoter Warrants, which were classified as share-based payments of Aquila, would meet the vesting condition, which would result in an additional share-based payment expense of HK$115,882,000 (equivalent to RMB103,517,000) as at 1 January 2023 due to an acceleration vesting in accordance with IFRS 2.

The fair value of the successor promoter warrant liabilities and the earn-out liabilities are estimated to be HK$102,784,000 (equivalent to RMB91,817,000) and HK$115,733,000 (equivalent to RMB103,384,000), respectively, as at 1 January 2023, which would result in additional De-SPAC Transaction expense of HK$218,517,000 (equivalent to RMB195,201,000) incurred by the Target Company. Fair value loss arising from the fair value change of the successor promoter warrant liabilities and the earn-out liabilities of RMB5,128,000 is recognized by the Successor Group in 2023. Such expenses and fair value changes are subject to changes based on valuation.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

Under Scenario I, as no Aquila Class A shares are redeemed, all of the restricted cash amounted to HK$1,000,650,000 (equivalent to RMB893,881,000) as at 1 January 2023 would be reclassified as cash and cash equivalents of the Successor Group, while under Scenario II, as all of the Aquila Class A shares with redemption rights are redeemed, all of the restricted cash would be repaid to those Aquila Class A Shareholders. For the year ended 31 December 2023, under Scenario I, the foreign exchange gain arising from the translation of cash and cash equivalents of HK$1,000,650,000 amounts to RMB12,908,000.

The calculation of the additional De-SPAC Transaction expense as disclosed in the unaudited pro forma consolidated statement of profit or loss and other comprehensive income of the Successor Group for the year ended 31 December 2023 under Scenario I and Scenario II are set out below:

Under Scenario I

			Assuming No Redemptions
	Fair value per share of the Successor Company (at 1 January 2023)		Aquila Shares	Conversion into Successor Company Shares per conversion ratio as set out in the Circular	Fair Value		Fair Value
			’000	’000	HK$’000		RMB’000
New Successor Company Shares to be issued in exchange of:
Aquila Class A Shares	HK$	10.00	100,065	105,068	1,050,683		938,575
Aquila Class B Shares	HK$	10.00	24,109	24,109	241,094		215,369
Total consideration					1,291,777		1,153,944
Less: Adjusted net assets of Aquila					(973,927	)#	(870,009)
Excess of adjusted net assets					317,850		283,935
Add: Warrant liabilities arising from the conversion into Successor Company Promoter Warrants			37,586	37,586	102,784		91,817
Add: Earn-out liabilities			12,508	12,508	115,733		103,384
					536,367		479,136

#	The adjusted net asset of Aquila as at 1 January 2023 in the amount of HK$973,927,000 as set out in the table represents the total of the audited net liabilities of Aquila of HK$26,723,000 as of 31 December 2022 as set out in the annual report of Aquila for the year ended 31 December 2022 which was published on 27 April 2023, and the gross proceeds of the redeemable Class A shares of Aquila of HK$1,000,650,000. Fair value per share of the Successor Company is determined in accordance with the Business Combination Agreement, the PIPE Investment Agreements and the offer price of Aquila Class A shares. The carrying amount of the adjusted net assets of Aquila approximates the fair value of the adjusted net assets of Aquila.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

Under Scenario II

			Assuming Maximum Redemptions
	Fair value per share of the Successor Company (at 1 January 2023)		Aquila Shares	Conversion into Successor Company Shares per conversion ratio as set out in the Circular	Fair Value		Fair Value
			’000	’000	HK$’000		RMB’000
New Successor Company Shares to be issued in exchange of:
Aquila Class B Shares	HK$	10.00	24,109	24,109	241,094		215,369
Total consideration					241,094		215,369
Add: Net liabilities of Aquila					26,723	#	23,872
Excess of net liabilities					267,817		239,241
Add: Warrant liabilities arising from the conversion into Successor Company Promoter Warrants			37,586	37,586	102,784		91,817
Add: Earn-out liabilities			12,508	12,508	115,733		103,384
					486,334		434,442

#	The net liabilities of Aquila as at 1 January 2023 in the amount of HK$26,723,000 as set out in the table represents the total of the audited net liabilities of Aquila of HK$26,723,000 as of 31 December 2022 as set out in the annual report of Aquila for the year ended 31 December 2022 which was published on 27 April 2023. Fair value per share of the Successor Company is determined in accordance with the Business Combination Agreement, the PIPE Investment Agreements and the offer price of Aquila Class A shares. The carrying amount of the adjusted net liabilities of Aquila approximates the fair value of the adjusted net liabilities of Aquila.

Note 7:	The adjustment is to illustrate (i) the Capitalization Issue (as defined in this Circular) adjusted by the share options that have not been granted; and (ii) the exchange of shares of Aquila and the Target Company for Successor Share of the Successor Company.

As part of the Pre-Merger Capital Restructuring, the Target Company will allot and issue a number of fully paid Target Company Ordinary Shares at par value by way of capitalizing all or any part of any amount for the time being standing to the credit of the share premium account of the Target Company, on a pro rata basis to all Target Company Shareholders then appear on the register of members of the Target Company (subject to rounding as provided in the Business Combination Agreement). As at 30 September 2024, among all the 64,702,653 share options under the 2023 Pre-Listing Share Options Scheme, 50,147,970 options are granted and exercised, which will be converted into 55,447,308 Successor Company Shares, while the remaining 14,554,683 options have not been granted.

Subsequently, each share of Aquila Class A shares at par value HK$0.0001 per share, each share of Aquila Class B shares at par value HK$0.0001 per share and each share of the Target Company at par value US$0.00005 per share would convert into corresponding number of shares of the Successor Company at par value US$0.00005 per share. Under Scenario I, as no Aquila Class A Shares is redeemed, an additional aggregate of 5,003,250 Successor Company Shares (calculated by multiplying the aggregate of 100,065,000 Aquila Class A Shares with 0.05 according to the Business Combination Agreement) were taken into account. Under Scenario II, as all of the Aquila Class A Shares are redeemed, no additional Successor Company Shares is converted.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

The share structure of the Successor Company immediately after Closing in calculating of the adjustment on share capital of the Successor Company as disclosed in the unaudited pro forma consolidated statement of financial position of the Successor Group as at 30 September 2024 under Scenario I and Scenario II are set out below:

	As at 30 September 2024
	Scenario I	Scenario II
Successor Company Shares to be issued in exchange of:
Target Company Ordinary Shares (as set out in Appendix I to this Circular)	218,008,756	218,008,756
Target Company Preferred Shares (as set out in Appendix I to this Circular)	671,734,749	671,734,749
	889,743,505	889,743,505
Effect of Capitalization Issue#	94,555,053	94,555,053
	984,298,558	984,298,558
PIPE Shares	53,580,000	53,580,000
Aquila Class B shares	24,109,411	24,109,411
Aquila Class A shares	100,065,000	–
Bonus Shares	5,003,250	–
	1,167,056,219	1,061,987,969
Share capital in USD in thousands (par value US$0.00005 per share)	58	53
Translated into RMB in thousands at US$1.00 to RMB7.0074	409	372

#	The capitalization issue of 94,555,053 shares is calculated at the ratio of approximately 1:1.106, which is derived from the ratio of converting 904,298,188 ordinary shares immediately before completion of the De-SPAC Transaction into 1,000,400,000 ordinary shares immediately after completion of the De-SPAC Transaction, as set out in the sections headed “History, Reorganization and Corporate Structure of the Target Group” and “Letter from the Aquila Board” of the Circular.

Note 8:	Foreign currency of the adjustments in respect of the De-SPAC Transaction in the unaudited pro forma financial information is translated based on the exchange rates announced by the People's Bank of China at HK$1.00 to RMB0.8933 at 1 January 2023, HK$1.00 to RMB0.9062 at 31 December 2023, HK$1.00 to RMB0.9018 at 30 September 2024, and US$1.00 to RMB7.0074 at 30 September 2024 assuming the De-SPAC Transaction had taken place. No representation is made that HK$ or US$ amounts have been, could have been or may be converted to RMB, or vice versa, at those rates or at all.

Note 9:	The Successor Company Warrants and earn-out liabilities are expected to be accounted for as financial liabilities measured at FVTPL and the changes in fair value of the liabilities will be recorded in the profit or loss. Apart from the foregoing, other adjustments are not expected to have a continuing effect on the Successor Group.

Note 10:	Saved as disclosed above, no adjustment has been made to the unaudited pro forma consolidated statement of financial position of the Successor Group to reflect any other transactions of the Successor Group entered into subsequent to 30 September 2024.

Saved as disclosed above, no adjustment has been made to the unaudited pro forma consolidated statement of profit or loss and other comprehensive income and the unaudited pro forma consolidated statement of cash flows of the Successor Group to reflect any other transactions of the Successor Group entered into subsequent to 31 December 2023.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

D.	UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE SUCCESSOR GROUP AS AT 30 SEPTEMBER 2024

	Unaudited pro forma adjusted consolidated net tangible assets of the Successor Group	Unaudited pro forma adjusted consolidated net tangible assets of the Successor Group per share	Unaudited pro forma adjusted consolidated net tangible assets of the Successor Group per share
	RMB'000	RMB	HK$
	Note i	Note ii	Note iii
Consolidated net tangible assets attributable to owners of the Successor Company
Scenario I	1,342,699	1.15	1.25
Scenario II	440,313	0.41	0.45

Note i:	The unaudited pro forma adjusted consolidated net tangible assets of the Successor Group as at 30 September 2024 is based on the amount of the unaudited pro forma adjusted consolidated net tangible assets attributable to the owners of the Successor Company as at 30 September 2024, which is calculated using the total equity attributed to the owners of the Successor Company of RMB1,442,628,000 and RMB540,242,000 under Scenario I and Scenario II of the unaudited pro forma consolidated statement of financial position of the Successor Group as at 30 September 2024, respectively, after deducting the intangible assets and goodwill attributable to the owners of the Successor Company of RMB99,929,000 as derived from the Historical Financial Information of the Target Group as set out in Appendix I of this Circular, amounting to approximately RMB1,342,699,000 and RMB440,313,000, respectively.

Note ii:	The number of shares used for the calculation of the unaudited pro forma adjusted consolidated net tangible assets of the Successor Group per share under Scenario I and Scenario II is 1,167,056,219 and 1,061,987,969 respectively after completion of the De-SPAC Transaction as at 30 September 2024, with details set out in note 7 in section C “Notes to the Unaudited Pro Forma Financial Information of the Successor Group” of Appendix IIIA.

Note iii:	For the purpose of this unaudited pro forma financial information, the unaudited pro forma adjusted consolidated net tangible assets of the Successor Group attributable to the owners of the Successor Company per share as at 30 September 2024 is converted from RMB to HK$ at an exchange rate of RMB0.9204 to HK$1.00, which was the exchange rate prevailing on 26 January 2025 with reference to the exchange rate published by the People's Bank of China. No representation is made that RMB amounts have been, could have been or may be converted to HK$, or vice versa, at that rate or at all.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

The following is the text of an independent reporting accountants' assurance report, set out on pages IIIA-15 to IIIA-17, received from the independent reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE SUCCESSOR GROUP

TO THE DIRECTORS OF AQUILA ACQUISITION CORPORATION AND ZG GROUP

We have completed our assurance engagement to report on the compilation of pro forma financial information of the Successor Group (as defined in the circular issued by Aquila Acquisition Corporation (“Aquila”) dated 5 February 2025 (the “Circular”)) by the directors of Aquila and ZG Group (the “Target Company”) for illustrative purposes only. The unaudited pro forma financial information consists of the unaudited pro forma consolidated statement of financial position as at 30 September 2024, the unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2023, the unaudited pro forma consolidated statement of cash flows for the year ended 31 December 2023, the unaudited pro forma statement of adjusted consolidated net tangible assets of the Successor Group as at 30 September 2024 and related notes as set out on pages IIIA-1 to IIIA-14 of the Circular in connection with the De-SPAC Transaction (as defined in the Circular). The applicable criteria on the basis of which the directors of Aquila and the Target Company have compiled the unaudited pro forma financial information are described on pages IIIA-1 to IIIA-14 of the Circular.

The unaudited pro forma financial information has been compiled by the directors of Aquila and the Target Company to illustrate the impact of the proposed De-SPAC Transaction pursuant to the terms and conditions under business combination agreement as signed by Aquila and the Target Company and its subsidiaries, including the consolidated affiliate entities (hereinafter collectively referred to as the “Target Group”) on 31 August 2023, constituting a De-SPAC Transaction result in the business combination of Aquila and the Target Group and the listing of the Target Company as the Successor Group on the Stock Exchange. As part of this process, information about Aquila's financial position as at 30 June 2024 has been extracted by the directors of Aquila and the Target Company from Aquila’s unaudited condensed financial statements for the six months ended 30 June 2024, on which no review report has been published, information about Aquila's financial performance and cash flow has been extracted by the directors of Aquila and the Target Company from Aquila's financial statements for the year ended 31 December 2023, on which an audit report has been published. Information about the Target Group's consolidated financial position, consolidated financial performance and consolidated cash flows has been extracted by the directors of Aquila and the Target Company from the accountants' report as set out in the Appendix I to the Circular.

Directors’ Responsibilities for the Unaudited Pro Forma Financial Information

The directors of Aquila and the Target Company are responsible for compiling the unaudited pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (“AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements” issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' Responsibilities

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements (“HKSAE”) 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountants plan and perform procedures to obtain reasonable assurance about whether the directors of Aquila and the Target Company have compiled the unaudited pro forma financial information in accordance with paragraph 4.29 of the Listing Rules and with reference to AG 7 issued by the HKICPA.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the unaudited pro forma financial information.

The purpose of unaudited pro forma financial information included in an investment circular is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the Successor Group as if the events had occurred or these transactions had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the events or transactions at 30 September 2024 or 1 January 2023 would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma financial information has been properly compiled on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors of Aquila and the Target Company in the compilation of the unaudited pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to those criteria; and

•	The unaudited pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

APPENDIX IIIA	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE SUCCESSOR GROUP

The procedures selected depend on the reporting accountants’ judgment, having regard to the reporting accountants’ understanding of the nature of the Successor Group, the event or transaction in respect of which the unaudited pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

a.	the unaudited pro forma financial information has been properly compiled on the basis stated;

b.	such basis is consistent with the accounting policies of the Target Group; and

c.	the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
5 February 2025

APPENDIX IIIB	LOSS ESTIMATE OF THE TARGET GROUP

A.	BASES

The Target Company's Directors have prepared the estimate of the loss attributable to equity shareholders of the Target Company for the year ended December 31, 2024 based on the audited results of the Target Company for the nine months ended September 30, 2024 and the unaudited results based on management accounts of the Target Company for the remaining three months ended December 31, 2024. The estimate has been prepared on the basis of the accounting policies consistent in all material respects with those currently adopted by the Target Company as summarized in Appendix I to this circular.

B.	LOSS ESTIMATE FOR THE YEAR ENDED DECEMBER 31, 2024

On the basis set out above, and in the absence of unforeseen circumstances, the Target Company's Directors estimate that the loss attributable to equity shareholders of the Target Company for the year ended December 31, 2024 is as follows:

Estimated loss attributable to equity shareholders of the Target Company    Not more than RMB70 million

C.	LETTER FROM THE REPORTING ACCOUNTANTS

5 February 2025

The Board of Directors
ZG Group
No. 123 Xinpei Road
Jiading District, Shanghai
The People’s Republic of China

CMB International Capital Limited
45/F, Champion Tower
3 Garden Road, Central
Hong Kong

HSBC Corporate Finance (Hong Kong) Limited
1 Queen’s Road Central
Hong Kong

UBS Securities Hong Kong Limited
52/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Dear Sirs,

ZG Group (“the Target Company”)

Loss Estimate for Year Ended 31 December 2024

We refer to the estimate of the consolidated loss attributable to equity holders of the Target Company and its subsidiaries, including the Consolidated Affiliated Entities (as defined in Note 1 to Appendix I in the circular) (together, the “Target Group”) for the year ended 31 December 2024 (the “Loss Estimate”) set forth in the section headed “Financial Information” in the circular of Aquila Acquisition Corporation dated 5 February 2025 (“the Circular”) in connection with the De-SPAC Transaction (as defined in the Circular).

APPENDIX IIIB	LOSS ESTIMATE OF THE TARGET GROUP

Directors’ Responsibilities

The Loss Estimate has been prepared by the directors of the Target Company based on the audited consolidated results of the Target Group for the nine months ended 30 September 2024, the unaudited consolidated results based on the management accounts of the Target Group for the three months ended 31 December 2024.

The Target Company's directors are solely responsible for the Loss Estimate.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Management (HKSQM) 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements” issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Loss Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500 “Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness” and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Target Company’s directors have properly compiled the Loss Estimate in accordance with the bases adopted by the directors and as to whether the Loss Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Target Group. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Loss Estimate has been properly compiled in accordance with the bases adopted by the directors of the Target Company as set out in Appendix IIIB of the Circular and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Target Group as set out in our accountants’ report dated 5 February 2025, the text of which is set out in Appendix I of the Circular.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

APPENDIX IIIB	LOSS ESTIMATE OF THE TARGET GROUP

D.	LETTER FROM THE JOINT SPONSORS ON LOSS ESTIMATE

The following is the text of a letter, prepared for inclusion in this circular, received by the Directors from the Joint Sponsors, in connection with the estimate of the loss attributable to equity shareholders of the Target Company for the year ended December 31, 2024.

February 5, 2025

The Board of Directors
ZG Group

Dear Sirs,

We refer to the estimate of the loss attributable to equity shareholders of ZG Group (the “Target Company”) and its subsidiaries, including its consolidated affiliated entities (together, the “Target Group”) for the year ended December 31, 2024 (the “Loss Estimate”), as set out in the section headed “Financial Information of the Target Group – Loss Estimate for the Year Ended December 31, 2024” of the circular of Aquila Acquisition Corporation dated February 5, 2025 (the “Circular”) in connection with the De-SPAC Transaction (as defined in the Circular).

The Loss Estimate, for which you, as the directors of the Target Company are solely responsible, has been prepared by you based on (i) the audited consolidated results of the Target Group for the nine months ended September 30, 2024, and (ii) the unaudited consolidated results of the Target Group based on its management accounts for the three months ended December 31, 2024.

We have discussed with you the bases as set out in Appendix IIIB to the Circular, upon which the Loss Estimate has been made by you. We have also considered the letter dated February 5, 2025 addressed to you and us from Deloitte Touche Tohmatsu, the reporting accountants of the Target Company, regarding the accounting policies and calculations upon which the Loss Estimate has been made.

On the basis of the information comprising the Loss Estimate and on the basis of the accounting policies and calculations adopted by you and reviewed by Deloitte Touche Tohmatsu, we are of the opinion that the Loss Estimate, for which you as directors of the Target Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully
For and on behalf of

CMB International Capital Limited Cole Chen Executive Director	HSBC Corporate Finance (Hong Kong) Limited Andrew An Managing Director	UBS Securities Hong Kong Limited Johnson Ngie Managing Director

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

TAXATION

PRC Tax

PRC Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC (《中華人民共和國企業所得稅法》) (“Enterprise Income Tax Law”) which was latest amended on December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax of the PRC (《中華人民共和國企業所得稅法實施條例》) which were latest amended on December 6, 2024 and came into effect on January 20, 2025 (collectively, the “EIT Law”). According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are setup in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable to resident enterprises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

The EIT Law and its implementation rules, as well as the Law of the People’s Republic of China on the Administration of Tax Collection (《中華人民共和國稅收徵收管理法》) promulgated by the SCNPC and last amended on April 24, 2015, provide the rules of tax adjustment, which require the transactions between an enterprise and its related parties shall be made at arm’s length principle. Where transactions between an enterprise and its related parties fail to comply with the arm’s length principle and results in a reduction of the taxable income, the tax authorities shall have the right to make reasonable adjustments.

Pursuant to the Notice of State Administration for Taxation on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises (《國家稅務總局關於加強非居民企業股權轉讓所得企業所得稅管理的通知》) (“SAT Circular 698”) issued by the SAT in December 2009 with retroactive effect from January 1, 2008, which was repealed by the SAT Circular 37 later, where a non-resident enterprise transfers the equity interests of a mainland Chinese resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5%; or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the mainland Chinese resident enterprise this Indirect Transfer. Using a “substance over form” principle, the mainland Chinese tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland Chinese tax.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

On February 3, 2015, the SAT issued the Announcement of the SAT on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (《國家稅務總局關於非居民企業間接轉讓財產企業所得稅若干問題的公告》) (“SAT Circular 7”). SAT Circular 7 provided comprehensive guidelines relating to, and also heightened the mainland Chinese tax authorities’ scrutiny over, Indirect Transfers by a non-resident enterprise of mainland Chinese taxable assets. Under SAT Circular 7, the tax authorities in mainland China are entitled to reclassify the nature of an Indirect Transfer of mainland Chinese taxable assets, when a non-resident enterprise transfers mainland Chinese taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such mainland Chinese taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of mainland Chinese enterprise income taxes and without any other reasonable commercial purpose. However, SAT Circular 7 contains certain exemptions, including: (i) where a non-resident enterprise derives income from the Indirect Transfer of mainland Chinese taxable assets by acquiring and selling shares of an overseas listed company which holds such mainland Chinese taxable assets on a public market; and (ii) where there is an Indirect Transfer of mainland Chinese taxable assets, but if the non-resident enterprise had directly held and disposed of such mainland Chinese taxable assets, the income from the transfer would have been exempted from enterprise income tax in mainland China under an applicable tax treaty or arrangement.

On October 17, 2017, the SAT issued the Circular on the Source of Deduction of Income Tax for Non-resident Enterprises (《國家稅務總局關於非居民企業所得稅源泉扣繳有關問題的公告》) (“SAT Circular 37”), which became effective on December 1, 2017 and was further amended on June 15, 2018 and abolished certain provisions in SAT Circular 7. Pursuant to SAT Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, the non-resident enterprise receiving such income should declare and pay the taxes that should have been deducted to the relevant tax authority. The taxable gain is calculated as the income from such transfer net of the net book value of equity interest.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC (《中華人民共和國增值稅暫行條例》), which was promulgated by the State Council on December 13, 1993 and latest amended on November 19, 2017, and the Implementation Rules for the Implementation of the Provisional Regulations on Value-Added Tax of the PRC (《中華人民共和國增值稅暫行條例實施 細則》), which was promulgated by the Ministry of Finance of the PRC (the “MOF”) on December 25, 1993 and latest as amended on October 28, 2011, and became effective on November 1, 2011, entities or individuals engaging in the services is required to pay a value-added tax (“VAT”). On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform (《關於深化增值稅改革有關政策的公 告》) (“Announcement 39”), to reduce value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排》) which became effective on December 8, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (《國家稅務總局關於執行稅收協定股息條款有關問題的通知》) which became effective on February 20, 2009, if the relevant PRC tax authorities determine, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties (《非居民納稅人享受稅收協定待遇管理辦法》) (“SAT Circular 60”), which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (國家稅務總局關於發佈《非居民納稅人享受協定待遇管理辦法》的公告) (the “SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular of the State Administration of Taxation on Several Issues regarding the “Beneficial Owner” in Tax Treaties (《國家稅務總局關於稅收協定中“受益所有人”有關問題的公告》) (“Circular 9”), which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties.

Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC (《中華人民共和國外匯管理條例》) which was promulgated by the State Council on January 29, 1996 and was latest amended on August 5, 2008. Pursuant to these regulations and other PRC rules and regulations on currency conversion, Renminbi is freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China unless prior approval of the State Administration for Foreign Exchange of the PRC (the “SAFE”) or its local counterpart is obtained.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《關於進一步簡化和改進 直接投資外匯管理政策的通知》), according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (《關於改革外商投資企業外匯資本金結匯管理方式的通知》) (the “Circular 19”). According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the discretionary foreign exchange settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying interenterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular of Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (《關於進一步簡化和改進直接投資外匯管理政策的通知》) (the “SAFE Circular 13”) which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (《關於改革和規範資本項目結匯管理政策的通知》) (the “Circular 16”), was promulgated by SAFE on June 9, 2016 and amended on December 4, 2023. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (《國家外匯管理局關於進一步推進外匯管理改革完善真實合規性審核的通知》), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment (《國家外匯管理局關於進一步促進跨境貿易投資便利化的 通知》), which amended on December 4, 2023, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (《國家 外匯管理局關於優化外匯管理支持涉外業務發展的通知》) (the “SAFE Circular 8”) promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Pursuant to the Circular on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the Circular No. 37, which was promulgated by the SAFE and became effective on July 4, 2014, a domestic resident shall, before contributing the domestic and overseas lawful assets or interests to a special purpose vehicle (“SPV”), apply to the foreign exchange office for foreign exchange registration of overseas investments. In addition, in the event of any change of basic information of the overseas SPV such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the modification of foreign exchange registration procedures for offshore investment. Upon the completion of the overseas financing, the SPV shall comply with the related provisions on Chinese foreign investment and foreign debt administration if the capital financed is repatriated for use within the territory of China. Failure to comply with the registration procedures as set out in SAFE Circular 37 may result in penalties.

The SAFE Circular No. 13 has further revised Circular No. 37 by requiring domestic residents to register with qualified banks rather than the SAFE or its local counterparts in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations of the Merger generally applicable to U.S. holders (as defined below) of Aquila Shares and Aquila Listed Warrants (collectively “Aquila securities”). The following discussion also summarizes the U.S. federal income tax considerations generally applicable to the ownership and disposition of Successor Company Class A Shares and Successor Company Listed Warrants received in the Merger (collectively “Successor Company securities”) and to U.S. holders that either exercise their dissenters’ rights or their redemption rights to have their Aquila Shares redeemed for cash.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder and is not a substitute for tax advice. This discussion is limited to U.S. Holders, addresses only those holders that hold their Aquila securities and Successor Company securities as capital assets (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as banks, insurance companies and other financial institutions, tax-exempt entities, regulated investment companies and real estate investment trusts, brokers, dealers, traders in securities that elect to use a mark-to-market method of accounting, persons that elect to mark their securities to market, certain former citizens or residents of the U.S., persons that have a functional currency other than the U.S. dollar, pass-through entities (including S corporations), persons holding Aquila securities or Successor Company securities, as the case may be, as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes, persons subject to special tax accounting rules as a result of any item of gross income with respect to Aquila securities or Successor Company securities, as the case may be, being taken into account in an applicable financial statement, persons that actually or constructively own 5% or more (by vote or value) of the outstanding Aquila securities or, after the Merger, the Successor Company securities, persons who hold or received Aquila securities pursuant to the exercise of any employee stock option or otherwise as compensation, persons subject to the alternative minimum tax or Medicare tax on net investment income. In addition, this summary does not address any tax considerations to investors that directly or indirectly hold any interests in the Successor Company prior to the Merger.

This discussion is based on the Code, applicable U.S. Treasury regulations (“Regulations”), published positions of the IRS, court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address tax considerations under state, local or non-U.S. laws, nor federal laws other than those pertaining to the income tax. Neither Aquila nor the Successor Company has sought or will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take, or a court will not sustain, a contrary position regarding the tax consequences discussed below.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Aquila securities or Successor Company securities, the tax treatment of the partnership and the owners of such entity will depend on the status of the owner or participant in the arrangement, the activities of the partnership and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that own Aquila securities or Successor Company securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations to them.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Aquila securities or Successor Company securities, as the case may be, that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the U.S., a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust (1) the administration of which is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (2) it has a valid election in place to be treated as a U.S. person.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND AN EXERCISE OF DISSENT’S RIGHTS OR REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

Effects of the Merger

Qualification of the Merger under section 368(a) of the Code

It is unclear whether the Merger can qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. To qualify as a reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continues, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of the relevant Regulations. Because Aquila is a blank check company, it is unclear whether its historic business is sufficient to satisfy this requirement. Due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Aquila, however, the qualification of the Merger as a reorganization is subject to significant uncertainty. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of Aquila. For example, the requirements for reorganization treatment could be affected by the magnitude of redemptions of Aquila Shares that occur in connection with the Merger and/or the treatment of certain expenses.

The closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither Aquila nor the Successor Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Accordingly, there can be no assurance as to the Merger’s qualification as a reorganization.

U.S. holders of Aquila securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Merger, including with respect to its qualification as a reorganization, and the treatment of the exchange of their Aquila Listed Warrants for Successor Company Warrants in connection with the Merger.

Tax consequences of U.S. holders exchanging Aquila securities for Successor Company securities

If the Merger qualifies as a reorganization under Section 368(a) of the Code and is not taxable under Section 367(a) of the Code or as a result of the PFIC rules as discussed in the sections below entitled “– Effects of Section 367(a) to U.S. holders of Aquila securities in the Merger” and “– PFIC Considerations Relevant to the Merger”, a U.S. holder generally would not recognize gain or loss on an exchange of (i) Aquila Shares for Successor Company Class A Shares, (ii) Aquila Listed Warrants for Successor Company Listed Warrants or (iii) both Aquila Shares and Aquila Listed Warrants for Successor Company Class A Shares and Successor Company Listed Warrants.

In such a case, the aggregate tax basis of the Successor Company Class A Shares received by a U.S. holder in the Merger would be equal to the aggregate adjusted tax basis of Aquila Shares surrendered in exchange therefor. The tax basis in a Successor Company Listed Warrants received by a U.S. holder in the Merger would be equal to the adjusted tax basis of the Aquila public warrant exchanged therefor. The holding period of the Successor Company Class A Shares or Successor Company Listed Warrants received by a U.S. holder in the Merger would include the period during which such U.S. holder held the Aquila Shares or Aquila public warrants exchanged therefor.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

If the Merger does not qualify as a tax-free reorganization, subject to the discussion in the section below entitled “– PFIC Considerations Relevant to the Merger”, a U.S. holder of Aquila securities would generally recognize gain or loss on the disposition of its Aquila securities. Such gain or loss generally will be calculated based on the difference, if any, between the fair market value as of the closing date of the Merger of the Successor Company Class A Shares or Successor Company Warrants, as applicable, received by such holder in the Merger over such holder’s adjusted tax basis in the Aquila Shares or Aquila Warrants, as applicable surrendered in the Merger. Any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. holder had held the Aquila securities for more than one year. Long-term capital gain of non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. However, the deductibility of capital losses is subject to limitations. A U.S. holder’s initial tax basis in the Successor Company securities received in the Merger would equal the fair market value of such securities upon receipt. A U.S. holder’s holding period in the Successor Company securities received in the Merger, would begin on the day following the closing date of the Merger and would not include the holding period for the Aquila securities surrendered in exchange therefor.

Effects of Section 367(a) to U.S. holders of Aquila securities in the Merger

Section 367(a) of the Code imposes additional requirements for a U.S. holder to qualify for tax-free treatment under Section 368 of the Code with respect to the exchange of Aquila securities in the Merger. Specifically, a U.S. holder that is a “five-percent transferee shareholder” with respect to the Successor Company is required to enter into a gain recognition agreement with respect to the transfer of its Aquila securities in order to obtain non-recognition treatment in the Merger.

In general, a “five-percent transferee shareholder” is a U.S. holder who holds Aquila securities and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of Successor Company’s shares immediately after the Merger. Such a shareholder may be subject to adverse U.S. federal income tax rules that cause income to be recognized as a result of the Merger. A U.S. holder that is not a five-percent transferee shareholder is not required to enter into a gain recognition agreement and Section 367(a) of the Code should generally not adversely affect the tax treatment of the Merger to such holder.

U.S. holders are urged to consult their tax advisor regarding whether it is a five-percent transferee shareholder and whether Section 367(a) will affect the tax treatment of the Merger.

PFIC Considerations Relevant to the Merger

Regardless of whether the Merger qualifies as a reorganization as discussed above in the section entitled “– Effects of Section 367(a) to U.S. holders of Aquila securities in the Merger” above, a U.S. holder may be required to recognize gain (but not loss) on its exchange of Aquila securities for Successor Company securities in the Merger under the passive foreign investment company (“PFIC”) rules, as discussed in greater detail below.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. For this purpose, a corporation is generally treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash held by a corporation would be considered to be a passive asset.

Pursuant to a “startup exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “startup year”) if (1) no predecessor to the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the corporation is not in fact a PFIC for either of those years.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

PFIC Status of Aquila

It is unclear whether Aquila qualifies for the startup exception for its 2022 tax year. If Aquila does not qualify for the start-up exception for its 2022 year, it will have been considered a PFIC for that year. Whether Aquila will be a PFIC for its current taxable year will depend on whether the Merger occurs before the end of its taxable year and whether it will earn sufficient active income and hold sufficient active assets after the Merger. Aquila cannot predict whether it will be considered a PFIC for its current taxable year. Accordingly, Aquila can make no assurance that it has not been a PFIC for its 2022 taxable year, nor that it will not be a PFIC for the current taxable year.

PFIC Status of the Successor Company

As discussed in greater detail below under “– U.S. Federal Income Tax Considerations of the Ownership and Disposition of Successor Company Securities to U.S. holders” although the matter is not free from doubt the Successor Company is not expected to be a PFIC for the current taxable year. However, the Successor Company’s PFIC status for the current taxable year can only be determined after the end of such taxable year and is dependent on a number of factors. Accordingly, there can be no assurance as to whether the Successor Company will be a PFIC for the taxable year of the Merger.

Effects of PFIC Rules on the Merger

Under proposed regulations with retroactive effect, if (i) Aquila is considered a PFIC with respect to a U.S. holder and (ii) the Successor Company is not considered a PFIC for the taxable year of the Merger, such U.S. holder will be required to recognize gain, but not loss, on its exchange of Aquila securities for Successor Company Shares in the Merger. Gain recognition would be required regardless of whether the Merger qualifies as a reorganization, except with respect to Aquila Shares if such U.S. holder had maintained a QEF Election (as defined below) at all times with respect to its holding period with respect to Aquila Shares.

Except with respect to any Aquila Shares for which a U.S. holder has a QEF Election or a mark-to-market election in effect, the tax on any recognized gain on Aquila securities exchanged in the Merger would generally be calculated under certain special rules the (“Default PFIC Regime”) as follows:

•	the U.S. holder’s gain would be allocated ratably over the U.S. holder’s holding period for its Aquila Shares;

•	the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which Aquila was a PFIC, would be taxed as ordinary income;

•	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in such U.S. holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the U.S. holder in respect of the tax attributable to each such other taxable year of such U.S. holder.

If the Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, absent a QEF Election or a mark-to-market election being in effect with respect to its Aquila Shares, a U.S. holder would generally be taxable on any gain under the PFIC rules in the manner set forth above, although U.S. holders will, subject to generally applicable limitations, be able to claim any losses on their exchange of Aquila Shares for Successor Company Shares.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

If a U.S. holder has a QEF or mark-to-market election in effect with respect to its Aquila Shares, such holders will be subject to special rules relating to the recognition of gain or loss on the disposition of their Aquila Shares. U.S. holders that have made either a QEF Election or mark-to-market election with respect to their Aquila Shares should see the discussion below entitled under “– U.S. Federal Income Tax Considerations of the Ownership and Disposition of Successor Company Securities to U.S. holders” for a description of the U.S. federal income tax considerations relevant to a disposition of shares that are subject to such elections. Currently, neither a QEF Election nor a mark-to-market election can made with respect to warrants.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of Successor Company Securities to U.S. holders

Taxation of dividends and other distributions on Successor Company Class A Shares

Subject to the PFIC rules discussed below, if the Successor Company makes a distribution of cash or other property to a U.S. holder of Successor Company Class A Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Successor Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its Successor Company Class A Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Successor Company Class A Shares. Because the Successor Company does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by the Successor Company will generally be reported as a dividend.

Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends paid to non-corporate U.S. holders will not be eligible for preferential rates for qualified dividend income. Dividends on Successor Company Class A Shares will generally constitute foreign source income for foreign tax credit limitation purposes.

Taxation on the disposition of Successor Company securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Successor Company securities (including a redemption of the Successor Company Listed Warrants in a market purchase or under the redemption provisions of the Successor Company Listed Warrants), a U.S. holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) a U.S. holder’s adjusted tax basis in its Successor Company Class A Shares or Successor Company Listed Warrants. The gain or loss will be capital gain or loss. Long-term capital gain recognized by a non-corporate U.S. Holder may be eligible for reduced rates of tax. The deduction of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Constructive Distributions on Successor Company Listed Warrants

The terms of the Successor Company Listed Warrant provide for an adjustment to the number of shares for which the Successor Company Listed Warrant may be exercised or to the exercise price of the Successor Company Listed Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, a U.S. holder of Successor Company Listed Warrants would be treated as receiving a constructive distribution from the Successor Company if, for example, the adjustment increases the holder’s proportionate interest in the Successor Company’s assets or earnings and profits (e.g., through an increase in the number of Successor Company Class A Shares that would be obtained upon exercise or through a decrease to the exercise price), including, as a result of a distribution of cash to the holders of our Successor Company Class A Shares that is taxable to the holders of such Successor Company Class A Shares as a dividend. Such constructive distribution would be subject to tax as if the U.S. holders of the Successor Company Listed Warrants received a cash distribution from us equal to the fair market value of such increased interest. Generally, a U.S. holder’s adjusted tax basis in its Successor Company Listed Warrant would be increased to the extent any such constructive distribution is treated as a dividend.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

Acquisition of Successor Company Class A Shares pursuant to a Successor Company Listed Warrants

The Successor Company Listed Warrants may only be exercised on a cashless basis. The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s tax basis in the Successor Company Class A Share received would generally equal the U.S. holder’s tax basis in the Successor Company Listed Warrants. If a cashless exercise were not a realization event, it is unclear whether a U.S. holder’s holding period for the Successor Company Class A Share received on exercise would be treated as commencing on the date of exercise of the Successor Company Listed Warrants or the following day. If a cashless exercise were treated as a recapitalization, the holding period of the Successor Company Class A Share received would include the holding period of the Successor Company Listed Warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered Successor Company Listed Warrants with an aggregate fair market value equal to the exercise price for the total number of Successor Company Listed Warrants to be exercised. Subject to the PFIC rules discussed below, a U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Successor Company Listed Warrants deemed surrendered and the U.S. holder’s tax basis in such warrants. In this case, a U.S. holder’s tax basis in the Successor Company Class A Shares received would equal the sum of the U.S. holder’s tax basis in the Successor Company Listed Warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the Successor Company Class A Shares would commence on the date of exercise of the Successor Company Listed Warrants or the day following the date of exercise of the Successor Company Listed Warrants.

Aquila expects a U.S. holder’s cashless exercise of warrants (including after the Successor Company provides notice of its intent to redeem Successor Company Listed Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If a Successor Company Listed Warrant is allowed to lapse unexercised, a U.S. holder will generally recognize a capital loss equal to such holder’s tax basis in the Successor Company Listed Warrants.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

PFIC status of the Successor Company

Following the Merger, the asset and income tests will be applied based on the assets and activities of the combined business. Based on the anticipated income and assets of the combined company, Aquila and the Target Company do not believe that the Successor Company is likely to be considered a PFIC for its current taxable year or for foreseeable future taxable years. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the Successor Company’s PFIC status for any taxable year until after the close of the taxable year. Accordingly, there can be no assurance that the Successor Company will not be considered a PFIC for the current or any other taxable year.

Application of PFIC rules to Successor Company securities

If (i) the Successor Company is determined to be a PFIC for any taxable year that is included in the holding period of a U.S. holder and (ii) in the case of Successor Company Class A Shares, the U.S. holder did not make a timely and effective QEF Election for the Successor Company’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Successor Company Class A Shares (such taxable year as it relates to each U.S. holder, the “First PFIC Holding Year”) or a “mark-to-market” election, each as described below under “QEF election and mark-to-market election,” then such holder will generally be subject to the Default PFIC Regime as discussed above under “Effects of PFIC Rules on the Merger”) with respect to:

•	any gain recognized by the U.S. holder on the sale or other disposition of its Successor Company securities; and

•	any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of Successor Company securities during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for such securities).

QEF election and mark-to-market election

In general, if the Successor Company is determined to be a PFIC, a U.S. holder may avoid the Default PFIC Regime with respect to its Successor Company Class A Shares (but not Successor Company Listed Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. If a QEF election is validly made, the electing U.S. holder would include in income its pro-rata share of the Successor Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income) on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which the Successor Company’s taxable year ends.

In order to comply with the requirements of a QEF election with respect to Successor Company Class A Shares, a U.S. holder must receive certain information from the Successor Company. If the Successor Company does not provide such information, however, the QEF Election will not be available to U.S. holders with respect to Successor Company Class A Shares.

Alternatively, if a U.S. holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its Successor Company Class A Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. holder would include as ordinary income for each year that the Successor Company is treated as a PFIC, the excess, if any, of the fair market value of its Successor Company Class A Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Successor Company Class A Shares over the fair market value of its Successor Company Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its Successor Company Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Successor Company Class A Shares in a taxable year in which the Successor Company is treated as a PFIC will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Successor Company Listed Warrants.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

The Successor Company Class A Shares will be treated as “marketable stock” eligible for the mark-to-market election if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Successor Company Class A Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Successor Company Class A Shares are expected to be listed on the Hong Kong Stock Exchange, which Aquila believes is a qualified exchange for these purposes. Accordingly, if Successor Company Class A Shares remain listed on the Hong Kong Stock Exchange and are regularly traded (within the meaning of the PFIC rules), the Successor Company expects the market-to-market election would be available to U.S. holders of Successor Company Class A Shares if the Successor Company were to be treated as a PFIC. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Successor Company Class A Shares under their particular circumstances.

If the Successor Company is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC (a “lower-tier PFIC”), U.S. holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Successor Company receives a distribution from, or disposes of all or part of the Successor Company’s interest in, the lower-tier PFIC or the U.S. holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. U.S. holders of Successor Company securities should consult their own tax advisors concerning the application of the PFIC rules to Successor Company securities under their particular circumstances.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, THE APPLICATION OF THE PFIC RULES TO WARRANTS, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. holders of exercising redemption or dissent rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. holder of Aquila Shares (which are exchanged for Successor Company Class A Shares in the Merger) that exercises its redemption rights to receive cash in exchange for all or a portion of its Aquila Shares or that is a Dissenting Aquila Shareholder receiving cash for all their Aquila Shares will depend on whether the redemption qualifies as a sale of Aquila Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code (each as discussed below), as well as on whether such holder has made a timely QEF election or mark-to-market election.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

Subject to the discussion below, it is expected that a redeeming or dissenting U.S. holder (a “Redeeming U.S. holder”) will generally be treated as selling its Aquila Shares. The redemption (whether occurring as a result of a U.S. holder’s redemption right or dissent right) of Aquila Shares will generally qualify as a sale of Aquila Shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. holder, (ii) results in a “complete termination” of such U.S. holder’s interest in Aquila or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. holder. These tests are explained more fully below.

For purposes of such tests, a Redeeming U.S. holder takes into account not only Aquila Shares actually owned by such U.S. holder, but also Aquila Shares that are constructively owned by such U.S. holder. A Redeeming U.S. holder may constructively own, in addition to Aquila Shares owned directly, Aquila Shares owned by certain related individuals and entities in which such U.S. holder has an interest or that have an interest in such U.S. holder, as well as any Aquila Shares such U.S. holder has a right to acquire by exercise of an option, which would generally include Aquila Shares which could be acquired pursuant to the exercise of Aquila Listed Warrants.

The redemption of Aquila Shares will generally be “substantially disproportionate” with respect to a Redeeming U.S. holder if the percentage of Aquila outstanding voting stock that such U.S. holder actually or constructively owns immediately after the redemption is less than (i) 80% of the percentage of Aquila outstanding voting stock that such U.S. holder actually or constructively owned immediately before the redemption and (ii) 50% of the total combined voting power of Aquila stock. There will be a complete termination of a Redeeming U.S. holder’s interest if either (i) all Aquila Shares actually or constructively owned by such U.S. holder are redeemed or (ii) all Aquila Shares actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Aquila Shares owned by certain family members and such U.S. holder does not constructively own any other Aquila Shares. The redemption of Aquila Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of a Redeeming U.S. holder’s proportionate interest in Aquila. Whether the redemption will result in a meaningful reduction in such U.S. holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a meaningful reduction.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Aquila Shares redeemed. Such gain or loss would generally be treated as capital gain or loss if such shares were held as capital assets on the date of the redemption. A U.S. holder’s tax basis in its Aquila Shares will generally equal the cost of such shares.

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to Aquila Shares. Such distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Aquila Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Aquila Shares. After the application of the foregoing rules, any remaining tax basis a U.S. holder has in the redeemed Aquila Shares will be added to the adjusted tax basis in such holder’s remaining Aquila Shares. If there are no remaining Aquila Shares, a U.S. holder should consult its tax advisor as to the allocation of any remaining basis.

APPENDIX IV	TAXATION AND FOREIGN EXCHANGE

Backup withholding and information reporting

Dividends on Successor Company Class A Shares and proceeds from the sale or other disposition of Aquila securities or Successor Company securities may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments unless the holder makes the required certification, including providing its taxpayer identification number or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. U.S. holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain non-corporate U.S. holders are required to report information with respect to Successor Company securities not held through an account with a U.S. financial institution to the IRS. Investors who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from the Merger or from acquiring, holding or disposing of Successor Company securities.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY

1	Memorandum of Association

The Memorandum of Association of the Successor Company was conditionally adopted on July 14, 2023 and states, inter alia, that the liability of the members of the Successor Company is limited, that the objects for which the Successor Company is established are unrestricted and the Successor Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

The Memorandum of Association is on display on the websites of the Stock Exchange and the Successor Company as specified in Appendix IX in the section headed “Documents on display”.

2	Articles of Association

The Articles of Association of the Successor Company were conditionally adopted on July 14, 2023 and include provisions to the following effect:

2.1	Classes of Shares

(a)	Share capital

The share capital of the Successor Company consists of Class A Shares and Class B Shares. The capital of the Successor Company at the date of adoption of the Articles is US$100,000 divided into 1,700,000,000 Class A Shares of US$0.00005 each and 300,000,000 Class B Shares of US$0.00005 each.

(b)	Weighted voting rights

Subject to the provisions of the Articles of Association, the holders of Class A Shares and Class B Shares shall at all times vote together as one class on all resolutions submitted to a vote by the members. On a poll, each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes, provided that each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on the following matters:

(i)	any amendment to the Memorandum of Association or the Articles of Association, including the variation of the rights attached to any class of shares;

(ii)	the appointment, election or removal of any independent non-executive Director;

(iii)	the appointment or removal of the auditors; or

(iv)	the voluntary liquidation or winding-up of the Successor Company.

Notwithstanding the foregoing, where a holder of Class B Shares is permitted by the Stock Exchange from time to time to exercise more than one vote per share when voting on a resolution to amend the Memorandum of Association or the Articles of Association, any holder of Class B Shares may elect to exercise such number of votes per share as is permitted by the Stock Exchange, up to the maximum number of votes attached to each Class B Share as set out in the Articles of Association.

The Successor Company shall not take any action (including the issue or repurchase of shares of any class) that would result in (i) the aggregate number of votes entitled to be cast by all holders of Class A Shares (for the avoidance of doubt, excluding those who are also holders of Class B Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (ii) an increase in the proportion of Class B Shares to the total number of shares in issue.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

(c)	Restrictions on issue of shares with weighted voting rights

No further Class B Shares shall be allotted, issued or granted by the Successor Company, except with the approval of the Stock Exchange and pursuant to (i) an offer to subscribe for shares in the Successor Company made to all the members of the Successor Company pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of shares to all the members of the Successor Company by way of scrip dividends; or (iii) a share subdivision or other similar capital reorganisation, provided that each member of the Successor Company shall be entitled to subscribe for or be issued shares in the same class as the shares then held by him, and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Shares in issue, so that:

(A)	if, under a pro rata offer, any holder of Class B Shares does not take up any part of the Class B Shares or the rights thereto offered to him, such untaken shares or rights shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Shares; and

(B)	to the extent that rights to Class A Shares in a pro rata offer are not taken up in their entirety (including, but not limited to, where the pro rata offering is not fully underwritten), the number of Class B Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately, and where necessary, the holders of Class B Ordinary Shares shall use their best endeavours to enable the Successor Company to comply with this requirement.

(d)	Reduction of shares with weighted voting rights on repurchase of shares

In the event the Successor Company reduces the number of Class A Shares in issue (including, but not limited to, through a purchase of its own shares), the holders of Class B Shares shall reduce their weighted voting rights in the Successor Company proportionately (including, but not limited to, through a conversion of a portion of their shares with those rights into shares without those rights), if the reduction in the number of Class A Shares in issue would otherwise result in an increase in the proportion of Class B Shares.

(e)	Prohibition on variation of terms of shares with weighted voting rights

The Successor Company shall not change the terms of the Class B Shares to increase the weighted voting rights attached to that class, unless, in addition to complying with any requirement under law, prior approval of the Stock Exchange is obtained and, if such approval is granted, the change is announced.

(f)	Conversion of Class B Shares

Each Class B Share is convertible into one Class A Share at any time by the holder thereof, such right to be exercisable by the holder of the Class B Share delivering a written notice to the Successor Company that such holder elects to convert a specified number of Class B Shares into Class A Shares.

(g)	Qualification of holders of shares with weighted voting rights

Class B Shares shall only be held by the WVR Beneficiar[y][ies], or (a) a partnership of which [a][the] WVR Beneficiary is a partner and the terms of which must expressly specify that the voting rights attached to any and all Class B Shares held by such partnership are solely dictated by the WVR Beneficiary; (b) a trust of which [a][the] WVR Beneficiary is a beneficiary and that meets the following conditions: (i) the WVR Beneficiary must in substance retain an element of control of the trust and any immediate holding companies of, and retain a beneficial interest in any and all of the Class B Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) a private company or other vehicle wholly-owned and wholly controlled by the WVR Beneficiary or by a trust referred to in (b) above (a “Founder Holding Vehicle”). Subject to the Listing Rules or other applicable laws and regulations, each Class B Share shall be automatically converted into one Class A Share upon the occurrence of any of the following events:

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

(i)	the death of the holder of such Class B Share (or, where the holder is a Founder Holding Vehicle, the death of the WVR Beneficiary holding and controlling such Founder Holding Vehicle);

(ii)	the holder of such Class B Share ceasing to be a Director or a Founder Holding Vehicle for any reason;

(iii)	the holder of such Class B Share (or, where the holder is a Founder Holding Vehicle, the WVR Beneficiary holding and controlling such vehicle) being deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a Director;

(iv)	the holder of such Class B Share (or, where the holder is a Founder Holding Vehicle, the WVR Beneficiary holding and controlling such vehicle) being deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or

(v)	the transfer to another person of the beneficial ownership of, or economic interest in, such Class B Share or the control over the voting rights attached to such Class B Share (through voting proxies or otherwise), including where the Founder Holding Vehicle holding such Class B Share no longer complies with Rule 8A.18(2) of the Listing Rules (in which event the Successor Company and such Founder Holding Vehicle or the WVR Beneficiary holding and controlling such vehicle shall notify the Stock Exchange of the details of the non-compliance as soon as practicable), other than (A) the grant of any lien, mortgage, charge or other encumbrance over such Class B Share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such Class B Share, until the same is transferred upon the enforcement of such lien, mortgage, charge or other encumbrance, and (B) a transfer of the legal title to such Class B Share by a WVR Beneficiary to Founder Holding Vehicle wholly-owned and wholly controlled by such WVR Beneficiary, or by a Founder Holding Vehicle to the WVR Beneficiary holding and controlling it or another Founder Holding Vehicle wholly-owned and wholly controlled by such WVR Beneficiary.

(h)	Cessation of weighted voting rights

All of the Class B Shares in the authorised share capital shall be automatically re-designated into Class A Shares in the event none of the holders of Class B Shares at the time of initial listing of the Successor Company’s shares on the Stock Exchange have beneficial ownership of Class B Shares, and no further Class B Shares shall be issued by the Successor Company.

(i)	Shares to rank pari passu

Save and except for the rights, preferences, privileges and restrictions set out in this paragraph 2.1, the Class A Shares and the Class B Shares shall rank pari passu in all other respects and shall have the same rights, preferences, privileges and restrictions.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

2.2	Directors

(a)	Number of Directors

The number of Directors shall not be less than two, and the board of Directors shall consist of not less than one-third and less than one-half of independent non-executive Directors.

(b)	Power to allot and issue shares

Subject to the provisions of the Memorandum of Association, the Articles of Association, compliance with the Listing Rules and the Code on Takeovers and Mergers and Share Buy-back issued by the Securities and Futures Commission of Hong Kong and any direction that may be given by the Successor Company in general meeting, and without prejudice to any rights attached to any existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the Directors think proper, provided however that (a) no new class of shares with voting rights superior to those of Class A Shares shall be created, and (b) any variation in the relative rights as between different classes of shares shall not result in the creation of a new class of shares with voting rights superior to those of Class A Shares.

(c)	Power to dispose of the assets of the Successor Company or any subsidiary

Subject to the provisions of the Companies Act, the Memorandum and Articles of Association and to any directions given by special resolution, the business of the Successor Company shall be managed by the Directors who may exercise all the powers of the Successor Company. No alteration of the Memorandum and Articles of Association and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

(d)	Compensation or payment for loss of office

There are no provisions in the Articles of Association relating to compensation or payment for loss of office of a Director.

(e)	Loans to Directors

There are no provisions in the Articles of Association relating to making of loans to Directors.

(f)	Financial assistance to purchase shares

There are no provisions in the Articles of Association relating to the giving of financial assistance by the Successor Company to purchase shares in the Successor Company or its subsidiaries.

(g)	Disclosure of interest in contracts with the Successor Company or any of its subsidiaries

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Successor Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Successor Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Successor Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established, provided that the nature of the interest of any Director or any alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which the Director or any of his close associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i)	the giving to such Director or any of his close associates of any security or indemnity in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Successor Company or any of its subsidiaries;

(ii)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Successor Company or any of its subsidiaries for which the Director or any of his close associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of shares, debentures or other securities of or by the Successor Company or any other company which the Successor Company may promote or be interested in for subscription or purchase where the Director or any of his close associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv)	any proposal or arrangement concerning the benefit of employees of the Successor Company or any of its subsidiaries including:

(A)	the adoption, modification or operation of any employees’ share scheme or any share incentive scheme or share option scheme under which the Director or any of his close associates may benefit; or

(B)	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director, his close associates and employees of the Successor Company or any of its subsidiaries and does not provide in respect of any Director or any of his close associates, as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v)	any contract or arrangement in which the Director or any of his close associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Successor Company by virtue only of their interest in shares or debentures or other securities of the Successor Company.

(h)	Remuneration

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Successor Company, or separate meetings of the holders of any class of shares or debentures of the Successor Company, or otherwise in connection with the business of the Successor Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

The Directors may approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Successor Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

(i)	Retirement, appointment and removal

The Successor Company may by ordinary resolution appoint any person to be a Director, either to fill a vacancy or as an additional Director.

The Successor Company may by ordinary resolution remove any Director (including a managing or other executive Director) before the expiration of such Director’s term of office, notwithstanding anything in the Articles of Association or in any agreement between the Successor Company and such Director, and may by ordinary resolution elect another person in their stead. Nothing shall be taken as depriving a Director so removed of compensation or damages payable to such Director in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director.

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles of Association as the maximum number of Directors. Any Director so appointed shall hold office only until the first annual general meeting of the Successor Company after such Director’s appointment and shall then be eligible for re-election at that meeting.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated if:

(i)	the Director gives notice in writing to the Successor Company that he resigns the office of Director;

(ii)	the Director is absent (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) for a continuous period of 12 months without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office;

(iii)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(iv)	the Director is found to be or becomes of unsound mind.

At every annual general meeting of the Successor Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election at such meeting. The Successor Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

(j)	Borrowing powers

The Directors may exercise all the powers of the Successor Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Successor Company or of any third party.

2.3	Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles of Association may be made except by special resolution.

2.4	Variation of rights of existing shares or classes of shares

If at any time the share capital of the Successor Company is divided into different classes of shares, all or any of the rights attached to any class for the time being issued (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Successor Company is being wound up, be varied only with (in addition to a special resolution to amend the Memorandum or the Articles) the consent in writing of the holders of not less than three-fourths of the voting rights of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class. For so long as any Class B Share is in issue and unless such change is otherwise required by law or the Listing Rules, (a) any change to the composition of the board of Directors set out in paragraph 2.2(a) above; (b) any change in the proportion of votes required to pass a resolution of the members, whether as an ordinary resolution or a special resolution or in respect of particular matters or generally; (c) any variation to the number of votes attached to a share of any class, except any such variation arising from a conversion of a Class B Share into a Class A Share pursuant to paragraph 2.1(f) or paragraph 2.1(g) above; and (d) any change to the matters in respect of which each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at a general meeting as described in paragraph 2.1(b), to the quorum requirements for meetings of Directors or to this provision, shall require the consent in writing of the holders of not less than three-fourths in nominal value of the issue Class B Shares. To any such separate meeting all the provisions of the Articles of Association relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one or more persons holding or representing by proxy or duly authorised representative at least one-third of the voting rights of the issued shares of that class.

The rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

2.5	Alteration of capital

The Successor Company may by ordinary resolution:

(a)	increase its share capital by such sum as the ordinary resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Successor Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Directors for that purpose and the person so appointed may transfer the shares so sold to the purchasers thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Successor Company for the Successor Company’s benefit;

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

(c)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without par value; and

(d)	cancel any shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Successor Company may by special resolution reduce its share capital or any capital redemption reserve fund, subject to the provisions of the Companies Act.

2.6	Special resolution – majority required

A “special resolution” is defined in the Articles of Association to have the same meaning as in the Companies Act, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Successor Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Successor Company entitled to vote at a general meeting of the Successor Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an “ordinary resolution” is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Successor Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Successor Company aforesaid.

2.7	Voting rights

Subject to paragraph 2.1(b) above and any rights or restrictions attached to any shares, at any general meeting (a) every member of the Successor Company present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have the right to speak; (b) on a show of hands every member present in any such manner shall have one vote; and (c) on a poll every member present in such manner shall have one vote for every share of which he is the holder.

Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members of the Successor Company.

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by their committee, receiver, curator bonis, or other person on such member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

No person shall be counted in a quorum or be entitled to vote at any general meeting unless he is registered as a member on the record date for such meeting, nor unless all calls or other monies then payable by him in respect of shares have been paid.

At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll save that the chairperson of the meeting may allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

Any corporation or other non-natural person which is a member of the Successor Company may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Successor Company or of any class of members, and the person so authorised shall be entitled to exercise the same powers as the corporation could exercise if it were an individual member.

If a recognised clearing house (or its nominee(s)) is a member of the Successor Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any general meeting of the Successor Company or at any general meeting of any class of members of the Successor Company, provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee(s)) which that person represents as that recognised clearing house (or its nominee(s)) could exercise as if such person were an individual member of the Successor Company holding the number and class of shares specified in such authorisation, including, where a show of hands is allowed, the right to vote individually on a show of hands.

2.8	Annual general meetings and extraordinary general meetings

The Successor Company shall hold a general meeting as its annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or the Stock Exchange) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it.

The Directors may call general meetings, and they shall on a members’ requisition forthwith proceed to convene an extraordinary general meeting of the Successor Company. A members’ requisition is a requisition of one or more members holding at the date of deposit of the requisition not less than 10% of the voting rights, on a one vote per share basis, of the issued shares which as at that date carry the right to vote at general meetings of the Successor Company. The members’ requisition must state the objects and the resolutions to be added to the agenda of the meeting and must be signed by the requisitionists and deposited at the principal office of the Successor Company in Hong Kong or, in the event the Successor Company ceases to have such a principal office, the registered office of the Successor Company, and may consist of several documents in like form each signed by one or more requisitionists. If there are no Directors as at the date of the deposit of the members’ requisition or if the Directors do not within 21 days from the date of the deposit of the members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period. A general meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

2.9	Accounts and audit

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Successor Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Successor Company and the assets and liabilities of the Successor Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Successor Company’s affairs and to explain its transactions.

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Successor Company or any of them shall be open to the inspection of members of the Successor Company not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Successor Company except as conferred by the Companies Act or authorised by the Directors or by the Successor Company in general meeting.

The Directors shall cause to be prepared and to be laid before the Successor Company at every annual general meeting a profit and loss account for the period since the preceding account, together with a balance sheet as at the date to which the profit and loss account is made up, a Directors’ report with respect to the profit or loss of the Successor Company for the period covered by the profit and loss account and the state of the Successor Company’s affairs as at the end of such period, an auditors’ report on such accounts and such other reports and accounts as may be required by law.

2.10	Auditors

The Successor Company shall at every annual general meeting by ordinary resolution appoint an auditor or auditors of the Successor Company who shall hold office until the next annual general meeting. The Successor Company may by ordinary resolution remove an auditor before the expiration of his period of office. No person may be appointed as an auditor of the Successor Company unless such person is independent of the Successor Company. The remuneration of the auditors shall be fixed by the Successor Company at the annual general meeting at which they are appointed by ordinary resolution, or in the manner specified in such resolution.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

2.11	Notice of meetings and business to be conducted thereat

An annual general meeting shall be called by not less than 21 days’ notice and any extraordinary general meeting shall be called by not less than 14 days’ notice, which shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Every notice shall specify the place, the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be conducted at the meeting. Notwithstanding the foregoing, a general meeting of the Successor Company shall, whether or not the notice specified has been given and whether or not the provisions of the Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all members of the Successor Company entitled to attend and vote at the meeting; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

If, after the notice of a general meeting has been sent but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time and place specified in the notice calling such meeting, they may change or postpone the meeting to another date, time and place.

The Directors also have the power to provide in every notice calling a general meeting that in the event of a gale warning or a black rainstorm warning is in force at any time on the day of the general meeting (unless such warning is cancelled at least a minimum period of time prior to the general meeting as the Directors may specify in the relevant notice), the meeting shall be postponed without further notice to be reconvened on a later date.

Where a general meeting is postponed:

(a)	the Successor Company shall endeavour to cause a notice of such postponement, which shall set out the reason for the postponement in accordance with the Listing Rules, to be placed on the Successor Company’s website and published on the Stock Exchange’s website as soon as practicable, provided that failure to place or publish such notice shall not affect the automatic postponement of a general meeting due to a gale warning or black rainstorm warning being in force on the day of the general meeting;

(b)	the Directors shall fix the date, time and place for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting; and such notice shall specify the date, time and place at which the postponed meeting will be reconvened and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy); and

(c)	only the business set out in the notice of the original meeting shall be transacted at the reconvened meeting, and notice given for the reconvened meeting does not need to specify the business to be transacted at the reconvened meeting, nor shall any accompanying documents be required to be recirculated. Where any new business is to be transacted at such reconvened meeting, the Successor Company shall give a fresh notice for such reconvened meeting in accordance with the Articles of Association.

2.12	Transfer of shares

Transfers of shares may be effected by an instrument of transfer, which shall be in writing and in any standard form of transfer as prescribed by the Stock Exchange or such other form as the Directors may approve. The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Successor Company.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

The Directors may decline to register any transfer of any share which is not fully paid up or on which the Successor Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a)	the instrument of transfer is lodged with the Successor Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	the shares concerned are free of any lien in favour of the Successor Company; and

(f)	a fee of such amount not exceeding the maximum amount as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Successor Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall notify the transferor and the transferee within two months of such refusal.

The registration of transfers shall be suspended during such periods as the register of members of the Successor Company is closed. The Directors may, on 10 business days’ notice (or on 6 business days’ notice in the case of a rights issue) being given by advertisement published on the Stock Exchange’s website, or, subject to the Listing Rules, in the manner in which notices may be served by the Successor Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers, close the register of members at such times and for such periods as the Directors may from time to time determine, provided that the register of members shall not be closed for more than 30 days in any year (or such longer period as the members of the Successor Company may by ordinary resolution determine, provided that such period shall not be extended beyond 60 days in any year).

2.13	Power of the Successor Company to purchase its own shares

Subject to the provisions of the Companies Act, the Successor Company may purchase its own shares provided that (a) the manner of purchase has first been authorised by the members of the Successor Company by ordinary resolution, and (b) any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Exchange or the Securities and Futures Commission of Hong Kong from time to time in force.

2.14	Power of any subsidiary of the Successor Company to own shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

2.15	Dividends and other methods of distribution

Subject to the Companies Act and the Articles of Association, the Successor Company may by ordinary resolution resolve to pay dividends and other distributions on shares in issue and authorise payment of the dividends or other distributions out of the funds of the Successor Company lawfully available therefor, provided no dividends shall exceed the amount recommended by the Directors. No dividend or other distribution shall be paid except out of the realised or unreleased profits of the Successor Company, out of the share premium account or as otherwise permitted by law.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

The Directors may from time to time pay to the members of the Successor Company such interim dividends as appear to the Directors to be justified by the profits of the Successor Company. The Directors may in addition from time to time declare and pay special dividends on shares of such amounts and on such dates as they think fit.

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the amounts paid up on the shares that a member holds during any portion or portions of the period in respect of which the dividend is paid. For this purpose no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The Directors may deduct from any dividends or other distribution payable to any member of the Successor Company all sums of money (if any) then payable by the member to the Successor Company on account of calls or otherwise. The Directors may retain any dividends or other monies payable on or in respect of a share upon which the Successor Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

No dividend shall carry interest against the Successor Company. Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency.

Whenever the Directors or the Successor Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Successor Company, the Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Successor Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Successor Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Successor Company may upon the recommendation of the Directors by ordinary resolution resolve in respect of any one particular dividend of the Successor Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Successor Company to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the register of members of the Successor Company or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other distributions, bonuses, or other monies payable in respect of the shares held by them as joint holders.

Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or distribution becomes payable shall be forfeited and shall revert to the Successor Company.

The Directors, with the sanction of the members of the Successor Company by ordinary resolution, may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets, and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways, and where any difficulty arises in regard to such distribution, the Directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Successor Company, and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members of the Successor Company upon the basis of the value so fixed in order to adjust the rights of all members, and may vest any such specific assets in trustees as may seem expedient to the Directors.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

2.16	Proxies

A member of the Successor Company entitled to attend and vote at a general meeting of the Successor Company shall be entitled to appoint another person who must be an individual as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. Votes may be given either personally or by proxy. A proxy need not be a member of the Successor Company. A member may appoint any number of proxies to attend in his stead at any one general meeting or at any one class meeting.

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative.

The Directors shall, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Successor Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited.

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

2.17	Calls on shares and forfeiture of shares

Subject to the terms of the allotment and issue of any shares, the Directors may make calls upon the members of the Successor Company in respect of any monies unpaid on their shares (whether in respect of par value or premium), and each member of the Successor Company shall (subject to receiving at least 14 clear days’ notice specifying the times or times of payment) pay to the Successor Company at the time or times so specified the amount called on his shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him, notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share.

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Successor Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

If any call or instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Successor Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

If such notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends, other distributions or other monies payable in respect of the forfeited shares and not paid before the forfeiture.

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit.

A person any of whose shares have been forfeited shall cease to be a member of the Successor Company in respect of the forfeited shares and shall surrender to the Successor Company for cancellation the certificate for the shares forfeited and shall remain liable to pay to the Successor Company all monies which at the date of forfeiture were payable by him to the Successor Company in respect of the shares, together with interest at such rate as the Directors may determine, but that person’s liability shall cease if and when the Successor Company shall have received payment in full of all monies due and payable by them in respect of those shares.

2.18	Inspection of register of members

The Successor Company shall maintain or cause to be maintained the register of members of the Successor Company in accordance with the Companies Act. The Directors may, on giving 10 business days’ notice (or 6 business days’ notice in the case of a rights issue) by advertisement published on the Stock Exchange’s website or, subject to the Listing Rules, in the manner in which notices may be served by the Successor Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers, close the register of members at such times and for such periods as the Directors may determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Successor Company may by ordinary resolution determine, provided that such period shall not be extended beyond 60 days in any year).

Except when the register is closed, the register of members shall during business hours be kept open for inspection by any member of the Successor Company without charge.

2.19	Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present. Two members of the Successor Company holding not less than one-third of the total voting power of the Successor Company present in person or by proxy, or if a corporation or other non-natural person by its duly authorised representative or proxy, shall be a quorum unless the Successor Company has only one member entitled to vote at such general meeting in which case the quorum shall be that one member present in person or by proxy, or in the case of a corporation or other non-natural person by its duly authorised representative or proxy.

The quorum for a separate general meeting of the holders of a separate class of shares of the Successor Company is described in paragraph 2.3 above.

2.20	Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

2.21	Procedure on liquidation

Subject to the Companies Act, the Successor Company may by special resolution resolve that the Successor Company be wound up voluntarily.

Subject to the rights attaching to any shares, in a winding up:

(a)	if the assets available for distribution amongst the members of the Successor Company shall be insufficient to repay the whole of the Successor Company’s paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Successor Company in proportion to the capital paid up, or which ought to have been paid up, on the shares held by them at the commencement of the winding up;

(b)	if the assets available for distribution amongst the members of the Successor Company shall be more than sufficient to repay the whole of the Successor Company’s paid up capital at the commencement of the winding up, the surplus shall be distributed amongst the members of the Successor Company in proportion to the capital paid up on the shares held by them at the commencement of the winding up.

If the Successor Company shall be wound up, the liquidator may with the approval of a special resolution of the Successor Company and any other approval required by the Companies Act, divide amongst the members of the Successor Company in kind the whole or any part of the assets of the Successor Company (whether such assets shall consist of property of the same kind or not) and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members of the Successor Company. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Successor Company as the liquidator, with the like approval, shall think fit, but so that no member of the Successor Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

2.22	Untraceable members

The Successor Company shall be entitled to sell any shares of a member of the Successor Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (a) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) the Successor Company has not during that time or before the expiry of the three month period referred to in (d) below received any indication of the whereabouts or existence of the member; (c) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (d) upon expiry of the 12-year period, the Successor Company has caused an advertisement to be published in the newspapers or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Successor Company by electronic means as provided in the Articles of Association, given notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Successor Company and upon receipt by the Successor Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

SUMMARY OF CAYMAN ISLANDS COMPANY LAW AND TAXATION

1	Introduction

The Companies Act is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Act and the current Companies Act of England. Set out below is a summary of certain provisions of the Companies Act, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

2	Incorporation

The Successor Company was incorporated in the Cayman Islands as an exempted company with limited liability on 27 February 2012 under the Companies Act. As such, its operations must be conducted mainly outside the Cayman Islands. The Successor Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

3	Share Capital

The Companies Act permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Companies Act provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the “share premium account”. At the option of a company, these provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Act provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the successor company may from time to time determine including, but without limitation:

(a)	paying distributions or dividends to members;

(b)	paying up unissued shares of the successor company to be issued to members as fully paid bonus shares;

(c)	in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Act);

(d)	writing-off the preliminary expenses of the successor company;

(e)	writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the successor company; and

(f)	providing for the premium payable on redemption or purchase of any shares or debentures of the successor company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the successor company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Act provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

Subject to the detailed provisions of the Companies Act, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the successor company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. The manner of such a purchase must be authorised either by the articles of association or by an ordinary resolution of the successor company. The articles of association may provide that the manner of purchase may be determined by the directors of the successor company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the successor company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the successor company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the successor company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the successor company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.

4	Dividends and Distributions

With the exception of section 34 of the Companies Act, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Companies Act permits, subject to a solvency test and the provisions, if any, of the successor company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see paragraph 3 above for details).

5	Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the successor company to challenge (a) an act which is ultra vires the successor company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the successor company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

6	Protection of Minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one-fifth of the shares of the successor company in issue, appoint an inspector to examine into the affairs of the successor company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the successor company should be wound up.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the successor company’s memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

7	Disposal of Assets

The Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the successor company.

8	Accounting and Auditing Requirements

The Companies Act requires that a company shall cause to be kept proper books of account with respect to:

(a)	all sums of money received and expended by the successor company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of goods by the successor company; and

(c)	the assets and liabilities of the successor company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the successor company’s affairs and to explain its transactions.

9	Register of Members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may from time to time think fit. There is no requirement under the Companies Act for an exempted company to make any returns of members to the Registrar of Companies of the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

10	Inspection of Books and Records

Members of a company will have no general right under the Companies Act to inspect or obtain copies of the register of members or corporate records of the successor company. They will, however, have such rights as may be set out in the successor company’s articles of association.

11	Special Resolutions

The Companies Act provides that a resolution is a special resolution when it has been passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, except that a company may in its articles of association specify that the required majority shall be a number greater than two-thirds, and may additionally so provide that such majority (being not less than two-thirds) may differ as between matters required to be approved by a special resolution. Written resolutions signed by all the members entitled to vote for the time being of the successor company may take effect as special resolutions if this is authorised by the articles of association of the successor company.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

12	Subsidiary Owning Shares in Parent

The Companies Act does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

13	Mergers and Consolidations

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorised by (a) a special resolution of each constituent company and (b) such other authorisation, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

14	Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by (a) 75% in value of shareholders, or (b) a majority in number representing 75% in value of creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

15	Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

16	Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

17	Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the successor company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such function as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the successor company, no resolution to wind up the successor company shall be passed, and no winding up petition may be presented against the successor company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the successor company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

18	Liquidation

A company may be placed in liquidation compulsorily by an order of the court, or voluntarily (a) by a special resolution of its members if the successor company is solvent, or (b) by an ordinary resolution of its members if the successor company is insolvent. The liquidator’s duties are to collect the assets of the successor company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the successor company’s liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

19	Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

20	Taxation

Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Successor Company may obtain an undertaking from the Financial Secretary of the Cayman Islands:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Successor Company or its operations; and

APPENDIX V	SUMMARY OF THE CONSTITUTION OF THE SUCCESSOR COMPANY AND CAYMAN ISLANDS COMPANY LAW

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Successor Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Successor Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Successor Company.

21	Exchange Control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

22	General

Maples and Calder (Hong Kong) LLP, the Successor Company’s legal advisors on Cayman Islands law, have sent to the Successor Company a letter of advice summarising aspects of Cayman Islands company law. This letter, together with a copy of the Companies Act, is on display on the websites as referred to in the section headed “Documents on display” in Appendix IX. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

APPENDIX VI	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

Following the Merger and the withdrawal of listing of the Aquila Class A Shares, Aquila will become a private unlisted company and a wholly-owned subsidiary of the Successor Company. Subject to the approval by Aquila Shareholders at the EGM, upon the Effective Time, Aquila will adopt the Aquila Private Company Memorandum and Articles. A summary of the Aquila Private Company Memorandum and Articles is set out below.

See “Appendix V – Summary of the Constitution of the Successor Company and Cayman Islands Company Law – Summary of the Constitution of the Successor Company” for details of the Successor Company Memorandum and Articles.

SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

1	Memorandum of Association

Subject to approval of the Aquila Private Company Memorandum and Articles by the Aquila Shareholders at the EGM, the memorandum of association of Aquila will be adopted with effect from the Effective Time and include provisions to the following effect:

1.1	Objects

The objects for which Aquila is established are unrestricted and Aquila shall have full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

1.2	Limited Liability of Members

The liability of each member is limited to the amount unpaid on such member’s shares.

1.3	Authorised Share Capital

The share capital of Aquila is HK$110,000 divided into 1,100,000,000 shares of a par value of HK$0.0001 each.

2	Articles of Association

Subject to approval of the Aquila Private Company Memorandum and Articles by the Aquila Shareholders at the EGM, the articles of association of Aquila will be adopted with effect from the Effective Time and include provisions to the following effect:

2.1	Directors’ Power to Issue Shares

Subject to the provisions, if any, in the Memorandum and Articles of Association (and to any direction that may be given by Aquila in general meeting) and without prejudice to any rights attached to any existing shares, the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also vary such rights.

Aquila shall not issue shares to bearer.

APPENDIX VI	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

2.2	Transfer of Shares

Shares are transferable subject to the approval of the directors by resolution who may, in their absolute discretion, decline to register any transfer of shares without giving any reason. If the directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor (and if the directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members.

2.3	Redemption, Repurchase and Surrender of Shares

Aquila may issue shares on terms that such shares are subject to redemption, at the option of Aquila or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the board of directors or by a special resolution of the shareholders. Aquila may also repurchase any of Aquila’s shares provided that the manner and terms of such purchase have been approved by the board of directors or by ordinary resolution of the shareholders, or are otherwise authorized by the Memorandum and Articles of Association. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of Aquila’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve fund) if Aquila can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if Aquila has commenced liquidation. In addition, Aquila may accept the surrender of any fully paid share for no consideration.

2.4	Variation of Rights of Shares

The rights attaching to any class of shares may, subject to any rights or restrictions for the time being attached to any class, be varied only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

2.5	Changes in Share Capital

Aquila may by ordinary resolution:

(a)	increase its share capital by such sum as the ordinary resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as Aquila in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the memorandum or into shares without par value; and

(e)	cancel any shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

APPENDIX VI	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

2.6	General Meetings of Shareholders

Aquila may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented.

The directors may call general meetings, and they shall on a members’ requisition forthwith proceed to convene an extraordinary general meeting of Aquila. A members’ requisition is a requisition of members holding at the date of deposit of the requisition not less than 10% in par value of the issued shares which as at that date carry the right to vote at general meetings of Aquila.

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by Aquila, provided that a general meeting of Aquila shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the members entitled to attend and vote at the meeting; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

Two members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless Aquila has only one member entitled to vote at such general meeting in which case the quorum shall be that one member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

2.7	Voting Rights

In respect of matters requiring shareholders’ vote, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every member present in any such manner shall have one vote for every Share of which they are the holder.

On a poll, a member holding more than one share need not cast the votes in respect of their shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a share or some or all of the shares in respect of which they are appointed.

An ordinary resolution means a resolution passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each member is entitled by the Articles. A special resolution means a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of name or making changes to the Memorandum and Articles of Association.

APPENDIX VI	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

2.8	Directors Borrowing Powers

The directors may exercise all the powers of Aquila to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Aquila or of any third party.

2.9	Appointment and Removal of Directors

Aquila may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors.

Aquila in general meeting may fix a minimum shareholding required to be held by a director, but unless and until such a shareholding qualification is fixed a director is not required to hold shares.

The office of a director shall be vacated if:

(a)	the director gives notice in writing to Aquila that they resign the office of director; or

(b)	the director is absent (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by them) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; or

(c)	the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the director is found to be or becomes of unsound mind; or

all of the other directors (being not less than two in number) determine that the director should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

2.10	Proceedings of the Board

The quorum for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director.

The directors may regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.11	Directors’ Interests

No person shall be disqualified from the office of director or alternate director or prevented by such office from contracting with Aquila, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of Aquila in which any director or alternate director shall be in any way interested be or be liable to be avoided, nor shall any director or alternate director so contracting or being so interested be liable to account to Aquila for any profit realised by or arising in connection with any such contract or transaction by reason of such director or alternate director holding office or of the fiduciary relationship thereby established. A director (or their alternate director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any director or alternate director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

APPENDIX VI	SUMMARY OF THE AQUILA PRIVATE COMPANY MEMORANDUM AND ARTICLES

A general notice that a director or alternate director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

2.12	Remuneration of Directors

The remuneration of the directors shall be determined by the directors. The directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors, or general meetings of Aquila, or separate meetings of the holders of any class of shares or debentures of Aquila, or otherwise in connection with the business of Aquila or the discharge of their duties as a director, or to receive a fixed allowance in respect thereof as may be determined by the directors, or a combination partly of one such method and partly the other.

2.13	Dividends

The directors may resolve to pay dividends and other distributions on Shares in issue and authorise payment of the dividends or other distributions out of the funds of Aquila lawfully available therefor. No dividend or other distribution shall be paid except out of the realised or unrealised profits of Aquila, out of the share premium account or as otherwise permitted by law.

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a member holds. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Any dividend or other distribution which cannot be paid to a member and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the directors, be paid into a separate account in Aquila’s name, provided that Aquila shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the member. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to Aquila.

2.14	Winding Up

On a winding up of Aquila, if the assets available for distribution amongst the members shall be insufficient to repay the whole of Aquila’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the par value of the shares held by them. If the assets available for distribution amongst the members shall be more than sufficient to repay the whole of Aquila’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Aquila for unpaid calls or otherwise.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

A.	RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Aquila and the Target Group.

The Aquila Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular (other than that relating to the Target Group). The Aquila Directors, having made all reasonable inquiries, confirm that to the best of their knowledge and belief, the information contained in this circular (other than that relating to the Target Group) is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters (other than those relating to the Target Group) the omission of which would make any statement in this circular misleading.

The Directors of the Target Company (including any proposed Director of the Target Company who is named as such in this circular) collectively and individually accept full responsibility for the accuracy of the information contained in this circular (other than that in relation to Aquila). The Directors of the Target Company (including any proposed Director of the Target Company who is named as such in this circular), having made all reasonable inquiries, confirm that to the best of their knowledge and belief, the information contained in this circular (other than that relating to Aquila) is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters (other than those relating to Aquila) the omission of which would make any statement in this circular misleading.

B.	FURTHER INFORMATION ABOUT THE SUCCESSOR GROUP

1.	Incorporation of Aquila

Aquila was incorporated in the Cayman Islands under the Cayman Companies Act as an exempted company with limited liability on November 25, 2021.

Aquila has established a place of business in Hong Kong at 46th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong. Aquila was registered as a non-Hong Kong company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and the Companies (Non-Hong Kong Companies) Regulation (Chapter 622J of the Laws of Hong Kong) on January 14, 2022, with Ms. LAI Siu Kuen of Room 1918, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong appointed as the Hong Kong authorised representative of Aquila on March 11, 2022 for acceptance of the service of process and any notices required to be served on Aquila in Hong Kong.

2.	Changes in the share capital of Aquila

As of the date of incorporation of Aquila, the authorised share capital of Aquila was US$55,500 divided into 500,000,000 class A ordinary shares of a par value of US$0.0001 each, 50,000,000 class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each. Pursuant to the resolutions of the then sole shareholder passed on January 13, 2022, the authorised share capital of Aquila was increased to include a Hong Kong dollar authorised share capital class of HK$110,000 comprised of 1,000,000,000 Class A ordinary shares of a par value of HK$0.0001 each and 100,000,000 Class B ordinary shares of a par value of HK$0.0001 each, such additional shares to rank pari passu in all respects with the existing shares. Pursuant to the resolutions of the then shareholders passed on January 13, 2022, the authorised share capital of Aquila was subsequently decreased by canceling the U.S. dollar class A, U.S. dollar class B and preference share classes.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

The following alterations in the issued and paid-up share capital of Aquila have taken place since its date of incorporation up to the date of this circular:

(a)	On November 25, 2021, Aquila issued one class B ordinary share of a par value of US$0.0001 to Mapcal Limited, which was subsequently transferred at par value to CMBI IM Acquisition Holding LLC on the same day;

(b)	On January 13, 2022, (a) 54,000,000 Aquila Class B Shares of par value HK$0.0001 each were issued at par value to CMBI IM Acquisition Holding LLC, (b) 6,000,000 Aquila Class B Shares of par value HK$0.0001 each were issued at par value to CMBI AM Acquisition and (c) 1 class B Share of par value US$0.0001 was surrendered for no consideration by CMBI IM Acquisition Holding LLC and cancelled;

(c)	On January 14, 2022, CMBI IM Acquisition Holding LLC transferred 54,000,000 Aquila Class B Shares at par value to CMBI AM Acquisition, following which it held all of the Aquila Class B Shares in issue, being 60,000,000 Aquila Class B Shares;

(d)	On February 17, 2022, 18,750 Aquila Class B Shares were surrendered and forfeited for no consideration by CMBI AM Acquisition, following which CMBI AM Acquisition held 59,981,250 Aquila Class B Shares;

(e)	On March 11, 2022, 34,965,000 Aquila Class B Shares were surrendered and forfeited for no consideration by CMBI AM Acquisition, following which CMBI AM Acquisition held 25,016,250 Class B Shares;

(f)	On March 18, 2022, 100,065,000 Aquila Class A Shares were issued at HK$10.00 per share to investors of Aquila Class A Shares; and

(g)	On December 31, 2022, 906,839 Aquila Class B Shares were surrendered and forfeited for no consideration by CMBI AM Acquisition, following which CMBI AM Acquisition held 24,109,411 Aquila Class B Shares.

Save as disclosed above, there has been no alteration in the authorized or issued share capital of Aquila during the two years immediately preceding the date of this circular.

Aquila has no subsidiaries.

3.	Changes in share capital of members of the Target Group

A summary of the corporate information and the particulars of the subsidiaries of the Target Company are set out in the Accountants’ Report in Appendix I to this circular. For details of the major subsidiaries and operating entities of the Target Company, see “History, Reorganization and Corporate Structure of the Target Group – Major Consolidated Affiliated Entity and Operating Entity of the Target Group”.

The following are the changes in the share capital of the members of the Target Group that took place during the two years immediately preceding the date of this circular:

Jiangsu Zhaogang Netcom E-commerce

On July 26, 2023, Jiangsu Zhaogang Netcom E-commerce was established with registered capital of RMB20,000,000.

Zhejiang Gangyou Trading

On August 11, 2023, Zhejiang Gangyou Trading was established with registered capital of US$42,000,000.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

Jiangsu Pangmao

On August 9, 2023, Jiangsu Pangmao was established with registered capital of US$20,000,000.

Chongqing Zhaogang Netcom Technology

On August 23, 2023, Chongqing Zhaogang Netcom Technology was established with registered capital of RMB20,000,000.

Zhejiang Zhaogang Netcom E-commerce

On September 5, 2023, Zhejiang Zhaogang Netcom E-commerce was established with registered capital of RMB20,000,000.

Pangmao Logistics Gansu

On October 16, 2023, Pangmao Logistics Gansu was established with registered capital of RMB10,000,000.

Chongqing Pangmao

On October 16, 2023, Chongqing Pangmao was established with registered capital of US$20,000,000.

Henan Zhaogang Netcom Technology

On December 22, 2023, Henan Zhaogang Netcom Technology was established with registered capital of RMB20,000,000.

Shanghai Gangyou

On January 12, 2024, Shanghai Gangyou was established with registered capital of RMB20,000,000.

Shanghai Pangmao Zhiyuan

On June 24, 2024, Shanghai Pangmao Zhiyuan was established with registered capital of RMB10,000,000.

Guangdong Zhaogang Netcom

On August 9, 2024, Guangdong Zhaogang Netcom was established with registered capital of RMB20,000,000.

Shenzhen Pangmao Products

On August 28, 2024, Shenzhen Pangmao Products was established with registered capital of RMB20,000,000.

Save as disclosed above, there has been no alteration in the registered capital of members of the Target Group during the two years preceding the date of this circular.

4.	Corporate Reorganization

The Target Group underwent the Reorganization pursuant to which the Target Company became the holding company of the Target Group. For more details regarding the Reorganization of the Target Group, see the section headed “History, Reorganization and Corporate Structure of the Target Group – Reorganization” in this circular.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

5.	Resolutions Passed by the Target Company Shareholders

Certain resolutions of the Target Company Shareholders were passed on July 14, 2023, pursuant to which, among others,

(1)	the Successor Company Articles was approved and adopted with effect from the Closing;

(2)	a series of pre-merger capital restructuring of the Target Company for the purpose of the De-SPAC Transaction was approved;

(3)	the Target Company’s entry into the Business Combination Agreement, the PIPE Investment Agreements and any other ancillary agreements in connection with the De-SPAC Transaction were approved;

(4)	conditional on the Stock Exchange granting approval of the listing of, and permission to deal in, the Successor Company Shares and Successor Company Listed Warrants:

(i)	the Listing, the De-SPAC Transaction, the allotment and issue of Successor Company Class A Shares and the Successor Company Warrants were approved;

(ii)	a general unconditional mandate was granted to the Directors of the Successor Company to exercise all powers of the Successor Company to allot, issue and deal with (including the power to make an offer or agreement, or grant securities which would or might require Successor Company Class A Shares to be allotted and issued), otherwise than pursuant to a rights issue or pursuant to any scrip dividend schemes or similar arrangements providing for the allotment and issue of Successor Company Class A Shares in lieu of the whole or part of a dividend on Successor Company Class A Shares in accordance with the Successor Company Articles or pursuant to a specific authority granted by the Successor Company Shareholders in a general meeting, unissued Successor Company Class A Shares not exceeding the aggregate of 20% of the number of issued Successor Company Class A Shares and Successor Company Warrants immediately following the Closing, such mandate to remain in effect until the conclusion of the next annual general meeting of the Successor Company, or the expiration of the period within which the next annual general meeting of the Successor Company, or the expiration of the period within which the next annual general meeting of the Successor Company is required by the Successor Company Articles or any applicable laws to be held, or until revoked or varied by an ordinary resolution of the Successor Company Shareholders in a general meeting, whichever occurs first;

(iii)	a general unconditional mandate was granted to the Directors of the Successor Company to exercise all powers of the Successor Company to repurchase on the Stock Exchange or on any other approved stock exchange on which the securities of the Successor Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, such number of Successor Company Shares as will represent up to 10% of the number of issued Successor Company Shares immediately following the Closing (excluding any Successor Company Class A Shares which may be issued pursuant to the exercise of the options granted under the 2023 Pre-Listing Share Option Scheme), such mandate to remain in effect until the conclusion of the next annual general meeting of the Successor Company, or the expiration of the period within which the next annual general meeting of the Successor Company, or the expiration of the period within which the next annual general meeting of the Successor Company is required by the Successor Company Articles or any applicable laws to be held, or until revoked or varied by an ordinary resolution of the Successor Company Shareholders in a general meeting, whichever occurs first; and

(iv)	the general mandate referred to in paragraph (ii) above can be extended by the addition to the total number of Successor Company Shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Successor Company pursuant to such general mandate of an amount representing the total number of issued Successor Company Shares repurchased by the Successor Company pursuant to the repurchase mandate referred to in paragraph (iii) above.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

6.	Repurchase of Successor Company Shares by the Successor Company

This section includes information relating to the repurchase of securities required by the Listing Rules which is set out as follows:

(v)	Shareholders’ approval

The Successor Company’s sole listing will be on the Stock Exchange. All proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of repurchase mandate or by specific approval of a particular transaction.

Pursuant to a resolution passed by the Target Company Shareholders on July 14, 2023, the repurchase mandate was given to the Directors of the Successor Company authorizing them to exercise all powers of the Successor Company to repurchase Successor Company Shares on the Stock Exchange, or on any other stock exchange on which the securities of the Successor Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, with a total nominal value up to 10% of the aggregate nominal value of the Successor Company Shares in issue immediately following the Closing with such mandate to expire at the earliest of (i) the conclusion of the next annual general meeting of the Successor Company (unless otherwise renewed by an ordinary resolution of the Successor Company Shareholders in a general meeting, either unconditionally or subject to conditions), (ii) the expiration of the period within which the Successor Company’s next annual general meeting is required by the Successor Company Articles or any other applicable laws to be held, and (iii) the date on which it is varied or revoked by an ordinary resolution of the Successor Company Shareholders in a general meeting.

(vi)	Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the Successor Company Articles and the applicable laws of the Cayman Islands. Under the laws of the Cayman Islands, repurchased Successor Company Shares will be cancelled and the Successor Company’s issued share capital will be reduced by the nominal value of the repurchased Successor Company Shares accordingly. However, the aggregate amount of the Successor Company’s authorised capital will not be reduced.

(vii)	Exercise of the repurchase mandate

The Successor Company Shares proposed to be repurchased by the Successor Company must be fully paid up. Under the Listing Rules, the total number of Successor Company Shares which a company is authorised to repurchase on the Stock Exchange shall represent up to a maximum of 10% of the existing issued share capital as at the date of the resolution granting such repurchase mandate. The Successor Company is prohibited from repurchasing the Successor Company Shares on the Stock Exchange if the purchase price is higher by 5% or more than the average closing market price for the five preceding trading days on which the Successor Company Shares were traded on the Stock Exchange and other restrictions set out in Rule 10.06(2) of the Listing Rules.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

C.	FURTHER INFORMATION ABOUT THE BUSINESS

1.	Summary of Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Successor Group within the two years preceding the date of this circular and are or may be material:

(i)	Business Combination Agreement;

(ii)	PIPE Investment Agreements and the termination agreements as described in “Letter from the Aquila Board – G. PIPE Investments – 2. PIPE Investment Amount”;

(iii)	Promoters Earn-out and Lock-up Agreement;

(iv)	Successor Company Listed Warrant Instrument; and

(v)	Successor Company Promoter Warrant Agreement.

2.	Intellectual property rights of the Target Group

(i)	Trademarks

As of the Latest Practicable Date, the Target Group was the registered proprietor of the following trademarks which, in the opinion of the Directors of the Successor Company, are or may be material to the Successor Group’s business:

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

1.		Zhaogang Netcom	42	PRC	2022-01-07	2032-01-06	57000276
2.		Zhaogang Netcom	9	PRC	2021-09-21	2031-09-20	53842697
3.		Zhaogang Netcom	9	PRC	2021-03-14	2031-03-13	48630520
4.		Zhaogang Netcom	42	PRC	2021-03-14	2031-03-13	48621931
5.		Zhaogang Netcom	41	PRC	2020-09-07	2030-09-06	40295578
6.		Zhaogang Netcom	41	PRC	2020-09-07	2030-09-06	40285431
7.		Zhaogang Netcom	38	PRC	2020-05-07	2030-05-06	40298800
8.		Zhaogang Netcom	35	PRC	2020-03-14	2030-03-13	40015295
9.		Zhaogang Netcom	42	PRC	2020-03-14	2030-03-13	40009575
10.		Zhaogang Netcom	9	PRC	2019-10-07	2029-10-06	25947295

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

11.		Zhaogang Netcom	35	PRC	2019-10-07	2029-10-06	25953044
12.		Zhaogang Netcom	38	PRC	2019-10-07	2029-10-06	25938794
13.		Zhaogang Netcom	42	PRC	2019-10-07	2029-10-06	25949695
14.		Zhaogang Netcom	9	PRC	2019-07-28	2029-07-27	33229037A
15.		Zhaogang Netcom	9	PRC	2019-06-28	2029-06-27	33214378A
16.		Zhaogang Netcom	9	PRC	2019-05-28	2029-05-27	33230140
17.		Zhaogang Netcom	42	PRC	2018-11-14	2028-11-13	21605773
18.		Zhaogang Netcom	9; 36; 38; 42	PRC	2018-08-14	2028-08-13	25309081
19.		Zhaogang Netcom	16	PRC	2018-01-07	2028-01-06	18088394
20.		Zhaogang Netcom	9; 16; 35; 36; 38; 39; 40; 41; 42; 43	PRC	2017-09-07	2027-09-06	20161971A
21.		Zhaogang Netcom	39	PRC	2017-08-14	2027-08-13	17637740
22.		Zhaogang Netcom	39	PRC	2017-08-14	2027-08-13	17637671
23.		Zhaogang Netcom	42	PRC	2017-06-21	2027-06-20	17637797
24.		Zhaogang Netcom	7	PRC	2017-05-14	2027-05-13	19510162
25.		Zhaogang Netcom	36	PRC	2017-03-28	2027-03-27	17634189

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

26.	Zhaogang Netcom	38	PRC	2017-03-21	2027-03-20	17637691
27.	Zhaogang Netcom	36	PRC	2017-03-21	2027-03-20	16309217
28.	Zhaogang Netcom	38	PRC	2017-03-21	2027-03-20	16309165

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

29.		Zhaogang Netcom	33	PRC	2017-02-07	2027-02-06	18757491
30.		Zhaogang Netcom	32	PRC	2017-02-07	2027-02-06	18757462
31.		Zhaogang Netcom	30	PRC	2017-02-07	2027-02-06	18757423
32.		Zhaogang Netcom	29	PRC	2017-02-07	2027-02-06	18757343
33.		Zhaogang Netcom	36	PRC	2016-12-21	2026-12-20	17694403
34.		Zhaogang Netcom	6	PRC	2016-12-21	2026-12-20	17633024
35.		Zhaogang Netcom	39	PRC	2016-10-07	2026-10-06	17696155
36.		Zhaogang Netcom	35	PRC	2016-10-07	2026-10-06	17695709
37.		Zhaogang Netcom	39	PRC	2016-10-07	2026-10-06	17694899
38.		Zhaogang Netcom	38	PRC	2016-10-07	2026-10-06	17694741
39.		Zhaogang Netcom	9	PRC	2016-10-07	2026-10-06	17694296
40.		Zhaogang Netcom	35	PRC	2016-10-07	2026-10-06	17694254
41.		Zhaogang Netcom	42	PRC	2016-09-28	2026-09-27	17637785
42.		Zhaogang Netcom	38	PRC	2016-09-28	2026-09-27	17637604

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

43.	Zhaogang Netcom	36	PRC	2016-09-28	2026-09-27	17634524
44.	Zhaogang Netcom	35	PRC	2016-09-28	2026-09-27	17633819
45.	Zhaogang Netcom	9	PRC	2016-09-28	2026-09-27	17633312
46.	Zhaogang Netcom	9	PRC	2016-09-28	2026-09-27	17633282

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

47.		Zhaogang Netcom	6	PRC	2016-09-28	2026-09-27	17633027
48.		Zhaogang Netcom	41	PRC	2016-07-21	2026-07-20	16328307
49.		Zhaogang Netcom	35	PRC	2016-06-07	2026-06-06	16309484
50.		Zhaogang Netcom	6	PRC	2016-06-07	2026-06-06	16309183
51.		Zhaogang Netcom	40	PRC	2016-05-28	2026-05-27	14917074
52.		Zhaogang Netcom	16	PRC	2016-04-21	2026-04-20	16328233
53.		Zhaogang Netcom	43	PRC	2016-04-07	2026-04-06	16308383
54.		Zhaogang Netcom	31	PRC	2016-04-07	2026-04-06	16308371
55.		Zhaogang Netcom	42	PRC	2016-03-28	2026-03-27	16309363
56.		Zhaogang Netcom	9	PRC	2016-03-28	2026-03-27	16309309
57.		Zhaogang Netcom	40	PRC	2016-03-28	2026-03-27	16309278
58.		Zhaogang Netcom	39	PRC	2016-03-28	2026-03-27	16309275
59.		Zhaogang Netcom	6	PRC	2016-03-28	2026-03-27	16308119
60.		Zhaogang Netcom	36	PRC	2015-11-07	2035-11-06	14917050
61.		Zhaogang Netcom	39	PRC	2015-10-14	2035-10-13	15233736
62.		Zhaogang Netcom	40	PRC	2015-10-14	2035-10-13	15233695
63.		Zhaogang Netcom	36	PRC	2015-10-14	2035-10-13	15233668
64.		Zhaogang Netcom	35	PRC	2015-10-14	2035-10-13	15233602
65.		Zhaogang Netcom	9	PRC	2015-10-14	2035-10-13	15233506

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

66.	Zhaogang Netcom	39	PRC	2015-09-14	2035-09-13	14917017
67.	Zhaogang Netcom	9	PRC	2015-09-14	2035-09-13	14916982
68.	Zhaogang Netcom	36	PRC	2015-08-07	2035-08-06	14494241
69.	Zhaogang Netcom	38	PRC	2015-06-14	2035-06-13	14494303
70.	Zhaogang Netcom	38	PRC	2015-06-14	2035-06-13	14494264

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

71.		Zhaogang Netcom	39	PRC	2015-04-14	2035-04-13	13772594
72.		Zhaogang Netcom	36	PRC	2015-04-14	2035-04-13	13772551
73.		Zhaogang Netcom	9	PRC	2015-03-07	2035-03-06	13772474
74.		Zhaogang Netcom	40	PRC	2015-02-28	2035-02-27	13772644
75.		Zhaogang Netcom	42	PRC	2013-07-28	2033-07-27	10848149
76.		Shanghai Tengcai Technology	42	PRC	2022-10-14	2032-10-13	59065897
77.		Shanghai Tengcai Technology	42	PRC	2022-03-07	2032-03-06	58329830
78.		Shanghai Tengcai Technology	42	PRC	2023-10-07	2033-10-06	70841214
79.		Shanghai Tengcai Technology	42	PRC	2023-10-07	2033-10-06	70845415
80.		Shanghai Tengcai Technology	42	PRC	2023-12-14	2033-12-13	71244751
81.		Zhaogang Netcom	9	Korea	2016-06-13	2026-06-13	40-1184124
82.		Zhaogang Netcom	35	Korea	2016-06-13	2026-06-13	41-0362198
83.		Zhaogang Netcom	42	Korea	2016-06-13	2026-06-13	41-0362199
84.		Zhaogang Netcom	9	Korea	2016-07-18	2026-07-18	40-1190951
85.		Zhaogang Netcom	35	Korea	2016-08-17	2026-08-17	41-0368934
86.		Zhaogang Netcom	42	Korea	2016-07-18	2026-07-18	41-0366004
87.		Zhaogang Netcom	9	Korea	2018-02-02	2028-02-02	40-1327567
88.		Zhaogang Netcom	35	Korea	2018-02-02	2028-02-02	40-1327569
89.		Zhaogang Netcom	42	Korea	2018-02-02	2028-02-02	40-1327572

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

90.	Zhaogang Netcom	9	Korea	2018-02-02	2028-02-02	40-1327564
91.	Zhaogang Netcom	35	Korea	2018-02-02	2028-02-02	40-1327565
92.	Zhaogang Netcom	42	Korea	2018-02-02	2028-02-02	40-1327566
93.	The Target Company	9; 35; 36; 38; 39; 40; 42	Hong Kong	2018-07-05	2028-07-04	304585977
94.	The Target Company	9; 35; 36; 38; 39; 40; 42	Hong Kong	2019-05-31	2028-07-05	304585799

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Trademark	Name of Registered Proprietor	Class	Place of Registration	Registration Date	Expiry Date	Registration Number

95.		The Target Company	9; 35; 36; 38; 39; 40; 42	Hong Kong	2023-03-17	2033-03-16	306196357
96.		Zhaogang Netcom	35; 40	Hong Kong	2019-07-11	2028-07-05	304586013
97.		Zhaogang Netcom	09; 35; 42	Vietnam	2016-04-28	2026-04-28	313796
98.		Zhaogang Netcom	09; 35; 42	Vietnam	2016-04-28	2026-04-28	313780
99.		Zhaogang Netcom	09; 35; 42	Vietnam	2016-04-28	2026-04-28	313779
100.		Zhaogang Netcom	9	Thailand	2016-07-21	2026-07-20	181127598
101.		Zhaogang Netcom	42	Thailand	2016-07-21	2026-07-20	191100719
102.		Zhaogang Netcom	9	Thailand	2016-07-21	2026-07-20	181112955
103.		Zhaogang Netcom	35	Thailand	2016-07-21	2026-07-20	181112948
104.		Zhaogang Netcom	42	Thailand	2016-07-21	2026-07-20	181112954
105.		Zhaogang Netcom	9	Thailand	2016-07-21	2026-07-20	191101079
106.		Zhaogang Netcom	35	Thailand	2016-07-21	2026-07-20	191101085
107.		Zhaogang Netcom	42	Thailand	2016-07-21	2026-07-20	191101259

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(ii)	Patents

As of the Latest Practicable Date, the Target Group has applied for the registration of the following patents which, in the opinion of the Directors of the Successor Company, are or may be material to the Successor Group’s business:

No.	Patent	Owner	Place of Registration	Patent Number	Type of Patent	Application Date	Expiry Date

1.	A display screen panel with graphical user interface for commodity sales (帶商品銷售圖形用戶界面的顯示屏幕面板)	Zhaogang Netcom	PRC	2022303391943	Appearance design	2022-6-6	2032-6-5

2.	A display screen panel with graphical user interface for launch procurement (帶發起採購圖形用戶界面的顯示屏幕面板)	Zhaogang Netcom	PRC	2022303369121	Appearance design	2022-6-2	2032-6-1

3.	A display screen panel with graphical user interface for display commodity information (帶商品信息展示圖形用戶界面的顯示屏幕面板)	Zhaogang Netcom	PRC	2022303391835	Appearance design	2022-6-6	2032-6-5

4.	A line chart for price information on the steel transactions industry/a system and method displayed by a candlestick chart (一種鋼貿行業價格信息折線圖╱蠟燭圖展示系統及方法)	Zhaogang Netcom	PRC	2017104471801	Invention	2017-6-14	2037-6-13

5.	A data query method and device (數據查詢方法及裝置)	Zhaogang Netcom	PRC	2018101662619	Invention	2018-2-28	2038-2-27

6.	A risk control platform and risk control and management method used in the steel transaction financial business (一種用於鋼貿金融業務的風控平台及風險控制管理方法)	Zhaogang Netcom	PRC	201710738509X	Invention	2017-8-25	2037-8-24

7.	A dynamic graphical user interface for project price quotation by computers (電腦的工程報價動態圖形用戶界面)	Zhaogang Netcom	PRC	2019307078509	Appearance design	2019-12-18	2029-12-17

8.	A mobile phone graphical user interface used for price enquiry by carriers (用於承運商詢價的手機圖形用戶界面)	Zhaogang Netcom	PRC	2019303815120	Appearance design	2019-7-17	2029-7-16

9.	A computer with graphical user interface (a platform on Zhaogang Netcom) (帶圖形用戶界面的電腦(找鋼網平台))	Zhaogang Netcom	PRC	2018304603543	Appearance design	2018-8-20	2028-8-19

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Patent	Owner	Place of Registration	Patent Number	Type of Patent	Application Date	Expiry Date

10.	A graphical user interface used in mobile phones (an App for Zhaogang Index) (用於手機的圖形用戶界面(找鋼指數APP))	Zhaogang Netcom	PRC	2018305704861	Appearance design	2018-10-12	2028-10-11

11.	A mobile phone with an application software interface (a supply and demand game for price map) (帶應用軟件界面的手機(價格地圖供需博弈))	Zhaogang Netcom	PRC	2018303716169	Appearance design	2018-7-11	2028-7-10

12.	A message interactive method and its system (消息交互方法及其系統)	Zhaogang Netcom	PRC	201510705356X	Invention	2015-10-27	2035-10-26

13.	A graphical user interface used in mobile phones (Aegis) (用於手機的圖形用戶界面(宙斯盾))	Zhaogang Netcom	PRC	2018305712478	Appearance design	2018-10-12	2028-10-11

14.	A graphical user interface used in computers (a website for steel chains) (用於電腦的圖形用戶界面(鋼鐵鏈網站))	Zhaogang Netcom	PRC	2018305712482	Appearance design	2018-10-12	2028-10-11

15.	A graphical user interface used in mobile phones (inventories) (用於手機的圖形用戶界面(庫存))	Zhaogang Netcom	PRC	2018303095888	Appearance design	2018-6-15	2028-6-14

16.	A graphical user interface used in mobile phones (Zhaogang Index) (用於手機的圖形用戶界面(找鋼指數))	Zhaogang Netcom	PRC	2018303086342	Appearance design	2018-6-15	2028-6-14

17.	A software package automatic release method and system (軟件包自動發佈方法和系統)	Zhaogang Netcom	PRC	2015107061867	Invention	2015-10-27	2035-10-26

18.	A mobile phone with an application software interface (a version of FatCat Logistics for drivers) (帶應用軟件界面的手機(胖貓物流司機版))	Zhaogang Netcom	PRC	2017302168321	Appearance design	2017-6-1	2027-5-31

19.	A computer with graphical user interface (an international e-commerce management system) (帶圖形用戶界面的電腦(國際電商管理系統))	Zhaogang Netcom	PRC	2017302166716	Appearance design	2017-6-1	2027-5-31

20.	A computer with graphical user interface (an order settlement platform for White Dragon Horse) (帶圖形用戶界面的電腦(白龍馬訂單結算平台))	Zhaogang Netcom	PRC	2017302168054	Appearance design	2017-6-1	2027-5-31

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Patent	Owner	Place of Registration	Patent Number	Type of Patent	Application Date	Expiry Date

21.	A data analysis method and system for spot resources in the steel transactions industry (一種鋼貿行業現貨資源的數據解析方法及系統)	Zhaogang Netcom	PRC	2014108261851	Invention	2014-12-22	2034-12-21

22.	An interactive system, interactive method for information on the aluminum market and cloud data interface (鋁材市場信息的交互系統、交互方法以及雲端數據接口)	Zhaogang Netcom	PRC	2014104939112	Invention	2014-9-24	2034-9-23

23.	An online price enquiry and order grabbing method and system in the steel transactions industry (鋼貿行業在線詢價與搶單方法及系統)	Zhaogang Netcom	PRC	2015100335758	Invention	2015-1-22	2035-1-21

24.	A delivery system and delivery method for online orders (在線訂單的傳送系統及傳送方法)	Zhaogang Netcom	PRC	2014104836830	Invention	2014-9-22	2034-9-21

25.	A distributed task processing system and method (分佈式任務處理系統及方法)	Zhaogang Netcom	PRC	2015102412180	Invention	2015-5-13	2035-5-12

26.	A data analysis method and system for spot resources in the steel transactions industry (鋼貿行業現貨資源的數據解析方法及系統)	Pangmao Lianxiang	PRC	2014108298964	Invention	2014-12-22	2034-12-21

27.	A graphical user interface for display supply and demand information on a display screen panel (顯示屏幕面板的供求信息展示圖形用戶界面)	Shanghai Tengcai Technology	PRC	2022306964167	Appearance design	2022-10-21	2042-10-20

28.	A telecommunication packaging method and system based on a heterogeneous environment (基於異構環境的遠程通信打包方法及系統)	Pangmao Logistics	PRC	2016111224772	Invention	2016-12-8	2036-12-7

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(iii)	Copyrights

As of the Latest Practicable Date, the Target Group was the registered proprietor of the following software copyrights which, in the opinion of the Directors of the Successor Company, are or may be material to the Successor Group’s business:

No.	Software Copyright	Registration Number	Name of Registered Proprietor	Date of First Publication	Date of Registration

1.	TCRM Program for FatCat Cloud ERP V1.0.0 (胖貓雲ERP騰採打通程序V1.0.0)	2024SR1663296	Zhaogang Netcom	2023-9-30	2024-11-1

2.	Custom Field Component Program for FatCat Cloud ERP V1.0.0 (胖貓雲ERP自定義字段組件程序V1.0.0)	2024SR1663337	Zhaogang Netcom	2023-9-15	2024-11-1

3.	FatCat Report Analysis Designer System V1.0.0 (胖貓分析報表設計器系統V1.0.0)	2024SR1360759	Zhaogang Netcom	2024-5-31	2024-9-12

4.	Electronic Program for FatCat Cloud ERP V1.0.0 (胖貓雲ERP電子版程序V1.0.0)	2024SR1250957	Zhaogang Netcom	2023-10-11	2024-8-27

5.	FatCat Easy Procurement – a supply chain management system (胖貓易採-供應鏈管理系統)	2022SR1546165	Zhaogang Netcom	Not published	2022-11-18

6.	One-click blocking system for Zhaogang Security Center (找鋼安全中心一鍵封禁系統)	2022SR1087576	Zhaogang Netcom	Not published	2022-8-11

7.	FatCat Cloud (iOS version) software (胖貓雲(iOS版)軟件)	2022SR1065214	Zhaogang Netcom	2022-7-5	2022-8-10

8.	Zhaogang Index APP software for Zhaogang Netcom (找鋼網找鋼指數APP軟件)	2022SR1032852	Zhaogang Netcom	Not published	2022-8-8

9.	Real-time Order Matching System software (實單求購軟件)	2022SR1032853	Zhaogang Netcom	Not published	2022-8-8

10.	FatCat Easy Procurement – a supply chain management system (胖貓易採-供應鏈管理系統)	2022SR0006563	Zhaogang Netcom	2020-11-11	2022-1-4

11.	Price software for Zhaogang Netcom (找鋼網價軟件)	2021SR2140593	Zhaogang Netcom	2020-9-9	2021-12-26

12.	FatCat OA system (胖貓OA系統)	2021SR2111287	Zhaogang Netcom	2021-9-17	2021-12-23

13.	HR online contract signing system (HR在線化簽約系統)	2021SR1875237	Zhaogang Netcom	2021-9-17	2021-11-24

14.	FatCat Cloud (Android version) software (胖貓雲(Android版)軟件)	2020SR1860226	Zhaogang Netcom	Not published	2020-12-18

15.	Operation and maintenance platform software (運維服務平台軟件)	2020SR0962742	Zhaogang Netcom	2017-12-15	2020-8-21

16.	Online customer service management platform software (在線化客戶服務管理平台軟件)	2019SR0192864	Zhaogang Netcom	2018-7-18	2019-2-28

17.	WMS warehousing management system software (WMS倉儲管理系統軟件)	2019SR0192881	Zhaogang Netcom	2018-7-18	2019-2-28

18.	ERP information management system software (ERP信息管理系統軟件)	2019SR0192892	Zhaogang Netcom	2018-7-18	2019-2-28

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

19.	Financial API gateway system (金融API網關系統)	2019SR0150561	Zhaogang Netcom	2018-11-19	2019-2-18

20.	Procurement order management software in association with Zhaogang Netcom (找鋼網聯營採購訂單管理軟件)	2018SR322817	Zhaogang Netcom	2018-3-9	2018-5-10

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Software Copyright	Registration Number	Name of Registered Proprietor	Date of First Publication	Date of Registration

21.	APP software for a version of FatCat Logistics for drivers (胖貓物流司機版APP版軟件)	2018SR313670	Zhaogang Netcom	2017-12-16	2018-5-8

22.	Mobile terminal software for FatCat Bai Tiao (胖貓白條移動端軟件)	2018SR313511	Zhaogang Netcom	2017-12-14	2018-5-8

23.	Fund platform management software for Zhaogang Netcom (找鋼網資金平台管理軟件)	2018SR237551	Zhaogang Netcom	Not published	2018-4-9

24.	Sales invoice system for Zhaogang Netcom (找鋼網銷售發票系統)	2018SR238417	Zhaogang Netcom	2017-9-1	2018-4-9

25.	Workbench basic information platform software for TP business on Zhaogang Netcom (找鋼網TP業務工作台基礎資料平台軟件)	2018SR238422	Zhaogang Netcom	Not published	2018-4-9

26.	Online facilitation trading system for Zhaogang Netcom (找鋼網在線撮合交易系統)	2018SR062193	Zhaogang Netcom	2017-11-1	2018-1-25

27.	TP-Fund System V3.0 (TP-資金系統V3.0)	2024SR0059925	Pangmao Zhineng	Not published	2024-1-9

28.	Intelligent risk control and early warning system V1.0 (智能風控預警系統V1.0)	2024SR0058430	Pangmao Zhineng	Not published	2024-1-9

29.	Margin system V1.0 (保證金系統V1.0)	2024SR0052131	Pangmao Zhineng	Not published	2024-1-8

30.	Automatic payment system V1.0 (自動支款系統V1.0)	2024SR0042661	Pangmao Zhineng	Not published	2024-1-5

31.	Logistics authority management system V1.0 (物流權限管理系統V1.0)	2023SR0892899	Pangmao Zhineng	Not published	2023-8-4

32.	FatCat logistics customer management platform V1.0 (胖貓物流客戶管理平台V1.0)	2023SR0892836	Pangmao Zhineng	Not published	2023-8-4

33.	Input invoice docking national tax system (進項發票對接國稅系統)	2022SR1484765	Pangmao Zhineng	Not published	2022-11-9

34.	In-transit invoice write-off system (在途發票核銷系統)	2022SR0925768	Pangmao Zhineng	Not published	2022-7-13

35.	Supply chain finance – financing products docking system (供應鏈金融-融資產品對接系統)	2022SR0925733	Pangmao Zhineng	Not published	2022-7-13

36.	TP – fund system (TP-資金系統)	2021SR1804902	Pangmao Zhineng	Not published	2021-11-19

37.	Resource pool system (資源池系統)	2021SR1674387	Pangmao Zhineng	Not published	2021-11-9

38.	Logistics network freight platform system (物流網絡貨運平台系統)	2021SR1667773	Pangmao Zhineng	Not published	2021-11-9

39.	SAAS_OA online configuration system (SAAS_OA在線配置系統)	2021SR1663701	Pangmao Zhineng	Not published	2021-11-8

40.	Online trading platform software for Zhaogang Mall (找鋼商城在線交易平台軟件)	2019SR0547398	Pangmao Zhineng	2018-5-31	2019-5-30

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

41.	Unified login system for FatCat Cloud Mall (胖貓雲商統一登錄系統)	2021SR0449225	Shanghai Tengcai Technology	2018-3-9	2021-3-25

42.	Backstage software for management of FatCat Bai Tiao (胖貓白條管理後台軟件)	2018SR675658	Pangmao Zhineng	2018-4-20	2018-8-23

43.	Early Warning System for Abnormal Fund Payment V1.0 (資金付款異常預警系統V1.0)	2024SR1866780	Pangmao Lianxiang	Not published	2024-11-22

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

No.	Software Copyright	Registration Number	Name of Registered Proprietor	Date of First Publication	Date of Registration

44.	Management System for Supplier Account Reconciliation Letter V1.0 (供應商對賬函管理系統V1.0)	2024SR1735094	Pangmao Lianxiang	Not published	2024-11-8

45.	LEGO Procurement Contract System V1.0 (樂高採購合同系統V1.0)	2024SR1735041	Pangmao Lianxiang	Not published	2024-11-8

46.	Zhaogang.com (iOS version) APP V3.2.0 (找鋼網(iOS版)APP V3.2.0)	2024SR0104498	Pangmao Lianxiang	2023-9-9	2024-1-16

47.	Zhaogang.com (Android version) APP V3.0.0 (找鋼網(安卓版)APP V3.0.0)	2024SR0094387	Pangmao Lianxiang	2023-8-12	2024-1-15

48.	Zhaogang.com Online Inquiry System V1.0 (找鋼網在線詢價系統V1.0)	2024SR0095194	Pangmao Lianxiang	2023-7-31	2024-1-15

49.	FatCat Cloud Interest Calculation System V1.0 (胖貓雲計息系統V1.0)	2024SR0088877	Pangmao Lianxiang	2022-8-31	2024-1-12

50.	FatCat Cloud-Bank-Enterprise Docking System V1.0 (胖貓雲-銀企對接系統V1.0)	2024SR0092425	Pangmao Lianxiang	2023-6-26	2024-1-12

51.	ERP system for FatCat Cloud (the CRM version) (胖貓雲ERP系統(CRM版))	2022SR1359149	Pangmao Lianxiang	2021-11-19	2022-9-16

52.	White Dragon Horse system (白龍馬系統)	2020SR0283448	Pangmao Lianxiang	2019-12-18	2020-3-20

53.	TCRM Inside System for Steel Trade Industry Price V1.0 (騰採通鋼貿行業價格內幕系統V1.0)	2024SR1785337	Shanghai Tengcai Technology	2024-8-10	2024-11-14

54.	Products Mall Platform V1.0 (工品商城平台V1.0)	2024SR1383989	Shanghai Tengcai Technology	2024-4-28	2024-9-18

55.	Industry Circle IM System V1.0 (行業圈IM系統V1.0)	2024SR1383980	Shanghai Tengcai Technology	2024-4-3	2024-9-18

56.	Boss system for the best order grabbers (搶單王Boss系統)	2022SR1540258	Shanghai Tengcai Technology	2022-8-1	2022-11-18

57.	Industry circle system for TCRM Platform (騰採通行業圈系統)	2022SR1442416	Shanghai Tengcai Technology	2022-2-11	2022-11-1

58.	Electronic circle platform for TCRM Platform (騰採通電子圈平台)	2022SR1442525	Shanghai Tengcai Technology	2022-4-26	2022-11-1

59.	Customer management system (客戶管理系統)	2021SR2056357	Shanghai Tengcai Technology	2021-8-22	2021-12-14

60.	Software for TCRM Platform (騰採通軟件)	2021SR1866068	Shanghai Tengcai Technology	2021-6-10	2021-11-24

61.	Business opportunity system (商機系統)	2021SR1765406	Shanghai Tengcai Technology	2021-4-27	2021-11-17

62.	Data analysis system (數據分析系統)	2021SR1444253	Shanghai Tengcai Technology	2021-3-18	2021-9-28

63.	Customer management system (客戶管理系統)	2021SR1421802	Shanghai Tengcai Technology	2021-2-27	2021-9-24

64.	Electronic Inquiry and Quotation System V1.0 (電子版詢報價系統V1.0)	2024SR1853034	Pangmao Logistics	2024-3-25	2024-11-21

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

65.	FatCat Logistics Track System V1.0 (胖貓物流軌跡系統V1.0)	2024SR1748696	Pangmao Logistics	Not published	2024-11-11

66.	Credit Management System for Logistics Principal V1.0 (物流委託方授信管理系統V1.0)	2024SR1745154	Pangmao Logistics	Not published	2024-11-11

67.	FatCat Driver Version (iOS Version) APP V2.18.2 (胖貓司機版(iOS版)APP V2.18.2)	2024SR1386594	Pangmao Logistics	2024-5-10	2024-9-18

68.	FatCat Driver Version (Android Version) APP V3.0.0 (胖貓司機版(安卓版)APP V3.0.0)	2024SR1386334	Pangmao Logistics	2024-3-7	2024-9-18

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

As of the Latest Practicable Date, the Target Group was the registered proprietor of the following other copyrights which, in the opinion of the Directors of the Successor Company, are or may be material to the Successor Group’s business:

Number	Copyright	Owner	Place of Registration	Registration Number	Date of First Publication	Date of Registration

1.	Figure Print Image for 12 FatCat Knights (12胖貓騎士手辦平面形象)	Zhaogang Netcom	PRC	國作登字-2024-F-00212007	2024-5-30	2024-7-22

2.	Zhaogang.com Fire FatCat Knight (找鋼網火焰胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212006	2024-5-30	2024-7-22

3.	AI Image for 12 FatCat Knights (12胖貓騎士AI形象)	Zhaogang Netcom	PRC	國作登字-2024-F-00212003	2023-11-13	2024-7-22

4.	Zhaogang.com Wind FatCat Knight (找鋼網疾風胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212002	Not published	2024-7-22

5.	Zhaogang.com Prairie FatCat Knight (找鋼網燎原胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212005	Not published	2024-7-22

6.	Zhaogang.com Lightning FatCat Knight (找鋼網閃電胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212000	Not published	2024-7-22

7.	Zhaogang.com Sky FatCat Knight (找鋼網天驅胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212001	Not published	2024-7-22

8.	Zhaogang.com Star FatCat Knight (找鋼網星辰胖貓騎士)	Zhaogang Netcom	PRC	國作登字-2024-F-00212004	Not published	2024-7-22

9.	Come on employees from Zhaogang (加油找鋼人)	Zhaogang Netcom	PRC	國作登字-2021-I-00226136	2021-8-3	2021-9-28

10.	FatCat Cloud	Zhaogang Netcom	PRC	國作登字-2021-F-00226130	2020-6-15	2021-9-28

11.	ERPlogo design for Zhaogang Cloud (找鋼雲ERPlogo設計)	Zhaogang Netcom	PRC	國作登字-2020-F-01063337	2020-3-5	2020-7-2

12.	Interface design for Zhaogang APP	Zhaogang Netcom	PRC	國作登字-2020-L-00990923	2019-8-9	2020-3-2

13.	Images for the FatCat department	Zhaogang Netcom	PRC	國作登字-2019-F-00894524	2019-6-1	2019-9-30

14.	Emoji series for FatCat	Zhaogang Netcom	PRC	國作登字-2019-F-00885760	2019-4-1	2019-9-19

15.	Website for FatCat Logistics	Zhaogang Netcom	PRC	國作登字-2019-L-00699996	2018-7-30	2019-1-11

16.	FatCat Finance logo	Zhaogang Netcom	PRC	國作登字-2019-F-00698665	2018-7-26	2019-1-8

17.	Website for FatCat Finance	Zhaogang Netcom	PRC	國作登字-2019-L-00698664	2018-8-14	2019-1-8

18.	FatCat Cloud Mall logo (胖貓雲商logo)	Zhaogang Netcom	PRC	國作登字-2019-F-00698666	2018-8-23	2019-1-8

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

Number	Copyright	Owner	Place of Registration	Registration Number	Date of First Publication	Date of Registration

19.	Website design for Zhaogang Netcom (the third version)	Zhaogang Netcom	PRC	國作登字-2018-L-00538357	2017-9-15	2018-4-28

20.	Zhaogang Index of UI4.0	Zhaogang Netcom	PRC	國作登字-2018-L-00512455	2017-8-20	2018-3-23

21.	zhaogang.com of Zhaogang	Zhaogang Netcom	PRC	國作登字-2017-F-00322519	2016-1-20	2017-5-5

22.	TCRM Platform (騰採通)	Shanghai Tengcai Technology	PRC	國作登字-2021-F-00263169	2021-8-31	2021-11-15

(iv)	Domain names

As of the Latest Practicable Date, the Target Group owned the following domain name which the Successor Group considers to be or may be material to the Successor Group’s business:

No.	Domain Name	Name of Registered Proprietor	Number of Registration	Expiry Date

1.	pangmao56.com	Pangmao Logistics	滬ICP備15039536號-1	2026-11-08

2.	51tengcaitong.com	Shanghai Tengcai Technology	滬ICP備18044857號-13	2025-09-15

3.	tengcaitong.net	Shenzhen Xinwuyou	粵ICP備2022133895號-1	2025-07-21

4.	pangmao.com	Zhaogang Netcom	滬ICP備13013915號-26	2027-08-13

5.	zhaogang.com	Zhaogang Netcom	滬ICP備13013915號-3	2027-06-09

6.	cangchu360.com	Zhaogang Netcom	滬ICP備13013915號-5	2025-05-14

7.	pangmaoyun.com	Zhaogang Netcom	滬ICP備13013915號-31	2027-04-03

8.	zhaobuxiu.com	Zhaogang Netcom	滬ICP備13013915號-5	2026-01-16

9.	zhaoganguat.com	Zhaogang Netcom	滬ICP備13013915號-6	2025-12-01

10.	steelsearcher.com	Zhaogang Netcom	滬ICP備13013915號-5	2025-10-14

11.	pangmaouat.com	Zhaogang Netcom	滬ICP備13013915號-41	2025-09-28

12.	zhaogangren.com	Zhaogang Netcom	滬ICP備13013915號-13	2025-04-10

As of the Latest Practicable Date, Aquila had no any service marks, patents, intellectual or industrial property rights, or domain names which were material in relation to the business of the Successor Group.

Save as disclosed above, as of the Latest Practicable Date, there were no other trade or service marks, patents, intellectual or industrial property rights, or domain names which were material in relation to the business of the Successor Group.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

D.	FURTHER INFORMATION ABOUT THE DIRECTORS AND SUBSTANTIAL SHAREHOLDERS OF THE SUCCESSOR COMPANY

1.	Disclosure of interests

(i)	Interests and short positions of the Directors and the chief executive in the share capital of the Successor Company and its associated corporations

Immediately upon Closing, the interests and/or short positions (as applicable) of the Directors and chief executives of the Successor Company in the Successor Company Shares, underlying Successor Company Shares and debentures of the Successor Company and its associated corporations, within the meaning of Part XV of the SFO, which will have to be notified to the Successor Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which will be required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which will be required to be notified to the Successor Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, will be as follows:

(a)	Interest in the Successor Company Shares

Name of Director or chief executive of the Successor Company	Nature of Interest	Number of Successor Company Shares interested	Approximately percentage of interest in the Successor Company (1)

Mr. Wang Dong	Interest in controlled corporations(2)	157,523,425 Successor Company Class B Shares	13.31%
	Interest of a party to an agreement(4)	36,108,114 Successor Company Class A Shares	3.05%
	Interest of a party to an agreement(4)	33,512,437 Successor Company Class B Shares	2.83%
Mr. Wang Changhui	Interest in controlled corporations(5)	33,512,437 Successor Company Class B Shares	2.83%
	Interest of a party to an agreement(4)	36,108,114 Successor Company Class A Shares	3.05%
	Interest of a party to an agreement(4)	157,523,425 Successor Company Class B Shares	13.31%
Ms. Gong Yingxin	Beneficial owner(3)	829,704 Successor Company Class A Shares	0.07%
	Interest in a controlled corporation(6)	1,382,840 Successor Company Class A Shares	0.12%
Ms. Zhou Min	Beneficial owner(3)	1,704,813 Successor Company Class A Shares	0.14%

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

Notes:

(1)	Assuming the Presumptions.

(2)	Referring to the Successor Company Class B Shares held by Wangdong Holdings and Pangmao1 Ltd. Wangdong Holdings is wholly-owned by Jeremy Global Development Limited which is in turn wholly-owned by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Dong (as settlor) for the benefit of Mr. Wang Dong and his family. Pangmao1 Ltd is wholly owned by Wangdong Holdings. Mr. Wang Dong is deemed to be interested in the Successor Company Class B Shares held by Wangdong Holdings and Pangmao1 Ltd under the SFO.

(3)	Referring to the Successor Company Shares underlying the options granted to such grantees under the 2023 Pre-Listing Share Options Scheme.

(4)	On August 28, 2023, the Controlling Shareholders entered into a concert party agreement to align their shareholding interests in the Target Company and the Successor Company. Therefore, each of Mr. Wang Dong, Mr. Wang Changhui and Mr. Rao Huigang will be deemed to be interested in all the Successor Company Shares held by each other in aggregate under the SFO.

(5)	Referring to the Successor Company Class B Shares held by Wangchanghui Holdings and Pangmao2 Ltd. Wangchanghui Holdings is wholly-owned by Kiwi Global Development Limited which is in turn wholly-owned by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Wang Changhui (as settlor) for the benefit of Mr. Wang Changhui and his family. Pangmao2 Ltd is wholly owned by Wangchanghui Holdings. Mr. Wang Changhui is deemed to be interested in the Successor Company Class B Shares held by Wangchanghui Holdings and Pangmao2 Ltd under the SFO.

(6)	Referring to the Successor Company Class B Shares held by Gongyingxin Holdings Limited. Gongyingxin Holdings Limited is wholly-owned by Ms. Gong Yingxin. Ms. Gong Yingxin is deemed to be interested in the Successor Company Class B Shares held by Gongyingxin Holdings Limited under the SFO.

(ii)	Interests and short positions discloseable under Divisions 2 and 3 of Part XV of the SFO

For information on the persons who will, immediately following the Closing, have interests or short positions in the Successor Company Shares or underlying Successor Company Shares which would be required to be disclosed to the Successor Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, see “Substantial Shareholders Following the De-SPAC Transaction” of this circular.

Save as disclosed above and in the section headed “Substantial Shareholders Following the De-SPAC Transaction” of this circular, immediately following the Closing, the Directors of the Successor Company are not aware of any person who will, immediately following the Closing, be interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Successor Company or have an option in respect of such capital.

2.	Directors’ service contracts and appointment letters

(i)	Executive Directors

Each of the executive Directors of the Successor Company will enter into a service contract with the Successor Company. Their appointment as an executive Director of the Successor Company shall continue for three years after or until the third annual general meeting of the Successor Company after the date of the Listing, whichever is earlier (subject to retirement as and when required under the Successor Company Articles), until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than one month’s prior notice in writing. No annual director’s fees are payable to the executive Director of the Successor Company under the current arrangement.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(ii)	Non-executive Directors and independent non-executive Directors

Each of the non-executive Director of the Successor Company will enter into a service contract with the Successor Company. Their appointment as a non-executive Director of the Successor Company shall continue for three years after or until the third annual general meeting of the Successor Company after the date of the Listing, whichever is earlier, (subject to retirement as and when required under the Successor Company Articles) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than one month’s prior notice in writing. No annual director’s fees are payable to the non-executive Director of the Successor Company under the current arrangement.

Mr. Rongfeng Jiang has also entered into a letter of appointment in relation to his role as an Aquila Director, which is subject to termination by him or Aquila in accordance with the terms of the letter of appointment, the requirements of the Listing Rules and the provisions relating to the retirement and rotation of the Aquila Directors under the Aquila Articles.

Each of the independent non-executive Director of the Successor Company will enter into a service contract with the Successor Company. Their appointment as an independent non-executive Director of the Successor Company shall continue for three years after or until the third annual general meeting of the Successor Company after the date of the Listing, whichever is earlier, (subject to retirement as and when required under the Successor Company Articles) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than one month’s prior notice in writing.

Save as disclosed above, none of the Directors of the Successor Company has or will have a service contract with any member of the Successor Group, other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

3.	Directors’ remuneration

Pursuant to the terms of the letter of appointment between Mr. Rongfeng Jiang and Aquila in relation to his role as an Aquila Director, Mr. Jiang is not entitled to any remuneration from Aquila. Mr. Jiang is entitled to be indemnified by Aquila (to the extent permitted under the Aquila Articles and applicable laws) and to be reimbursed by Aquila for all necessary and reasonable out-of-pocket expenses properly incurred in connection with the performance and discharge of his duties under his letter of appointment.

For other details of the Successor Company Directors’ remuneration, see “Directors and Senior Management of the Successor Company – Compensation of Directors and Senior Management” of this circular.

4.	Joint Sponsors and Overall Coordinators

The Joint Sponsors have made an application on behalf of the Successor Company to the Stock Exchange for the listing of, and permission to deal in, the Successor Company Class A Shares and Successor Company Listed Warrants in accordance with the requirements for new listing applicants as set out in Chapter 9 of the Listing Rules.

HSBC Corporate Finance (Hong Kong) Limited satisfies the independence criteria applicable to sponsors set out in Rule 3A.07 of the Listing Rules. CMB International Capital Limited is not considered independent under Rule 3A.07 of the Listing Rules given it is in the same group of companies as CMBI AM, which is in turn a promoter of Aquila. UBS Securities Hong Kong Limited is not considered independent under Rule 3A.07 of the Listing Rules given it is under the same sponsor group (as defined in Rule 3A.01(9) of the Listing Rules) with UBS AG Hong Kong Branch, which provides financial advice to the Successor Company in relation to the De-SPAC Transaction.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

Each of the Joint Sponsors is entitled to a fee of US$500,000 for acting as the sponsor in connection with the Listing.

The Overall Coordinators will in aggregate receive 1% of the gross proceeds from the PIPE Investments as fixed fees. With respect to the Permitted Equity Financing (if any), the Overall Coordinators will in aggregate receive 1% to 4% (depending on the scale of the Permitted Equity Financing and the origination of the investors of the Permitted Equity Financing) of the gross proceeds as fixed fees, and the other Capital Market Intermediaries will receive total fixed fees of HK$340,100 (together with the fixed fees for the PIPE Investments, the “Fixed Fees”). The Target Company may, at its sole discretion, pay to the Overall Coordinators and the Capital Market Intermediaries an additional discretionary fee of up to 1% of the gross proceeds of the PIPE Investments and the Permitted Equity Financing (if any) (the “Discretionary Fees”). Assuming the total amount of PIPE Investments is HK$535,800,000, there are no proceeds from the Permitted Equity Financing, and the discretionary fee is paid in full, the ratio of Fixed Fees and Discretionary Fees payable to the Overall Coordinators and the Capital Market Intermediaries is therefore 51.54%:48.46%.

To the best knowledge of Aquila and the Target Company, there is no side agreement or arrangement (including any rebate arrangement) among Aquila, the Target Group, the Successor Company, the Overall Coordinators, the syndicate Capital Market Intermediaries and the PIPE Investors or any of their respective close associates in connection with the PIPE Investments and the Permitted Equity Financing, other than those set out in the Business Combination Agreement, the respective engagement letters of the Joint Sponsors, the Overall Coordinators, the financial advisors to the Target Company and the syndicate Capital Market Intermediaries, the PIPE Investment Agreements, the subscription agreements and/or the placing agreement under the Permitted Equity Financing (as the case may be) and this circular.

5.	Disclaimers

Save as otherwise disclosed in this circular:

(i)	there are no existing or proposed service contracts (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)) between the Directors of the Successor Company and any member of the Successor Group;

(ii)	none of the Directors of the Successor Company or the experts named in the section headed “G. Other Information – 4. Qualifications and consents of experts” below has any direct or indirect interest in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this circular, acquired or disposed of by or leased to any member of the Successor Group, or are proposed to be acquired or disposed of by or leased to any member of the Successor Group;

(iii)	assuming the Presumptions, so far as is known to any Director or chief executive of the Successor Company, no other person will, immediately following Closing, have interests or short positions in the Successor Company Shares and underlying Successor Company Shares which would fall to be disclosed to the Successor Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or (not being a member of the Successor Group), be interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Successor Group;

(iv)	pursuant to the Aquila Underwriting Agreement, Morgan Stanley & Co. International plc, CMB International Capital Limited, BNP Paribas Securities (Asia) Limited and Yue Xiu Securities Company Limited, as the underwriters of Aquila’s offering of 100,065,000 Aquila Class A Shares and 50,032,500 Aquila Listed Warrants as described in the Aquila Offering Circular (which was completed on March 18, 2022), received an underwriting commission of approximately HK$20 million at the completion of the offering and will receive a deferred underwriting commission of up to approximately HK$35 million upon Closing. The Promoters (including Mr. Rongfeng Jiang, a Successor Company Director) were granted the Promoter Earn-out Rights, which are described further in “Letter from the Aquila Board – Promoter Earn-out Right”. Save for the foregoing, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any shares in or debentures of the Successor Group within the two years ended on the date of this circular;

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(v)	none of the Directors or the proposed Directors of the Successor Company is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Successor Group as a whole;

(vi)	none of the Directors or the proposed Directors or chief executive of the Successor Company has any interests or short positions in the shares, underlying shares or debentures of the Successor Company or its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to the Successor Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which will be required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or will be required, pursuant to the Model Code for Securities Transaction by Directors of Listed Issuers, to be notified to the Successor Company and the Stock Exchange once the Successor Company Shares are listed thereon; and

(vii)	so far as is known to the Directors and the proposed Directors of the Successor Company as of the Latest Practicable Date, none of the Directors, the proposed Directors of the Successor Company, their respective close associates (as defined under the Listing Rules) or Successor Company Shareholders who are interested in more than 5% of the total number of issued Successor Company Shares has any interests in the five largest customers or the five largest suppliers in each period of the Track Record Period of the Successor Group.

E.	2023 PRE-LISTING SHARE OPTION SCHEME

Summary of Key Terms

The following is a summary of the principal terms of the 2023 Pre-Listing Share Option Scheme of the Target Company, which was approved by the board of Directors of the Target Company on July 14, 2023. The terms of the 2023 Share Option Scheme are not subject to the provisions of Chapter 17 of the Listing Rules as the 2023 Pre-Listing Share Option Scheme will not involve the grant of options by the Successor Company to subscribe for Successor Company Shares after the Listing.

The Successor Company has applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and paragraph 27 of Appendix D1A to the Listing Rules. See the section headed “Waivers from Strict Compliance with the Listing Rules – Waiver in relation to the 2023 Pre-Listing Share Option Scheme” for more information.

(i)	Purpose

The purpose of the 2023 Pre-Listing Share Option Scheme is to provide selected participants with the opportunity to acquire proprietary interests in the Target Company (or the Successor Company) and to encourage selected participants to work towards enhancing the value of the Target Company (or the Successor Company) and its shares for the benefit of the Target Company (or the Successor Company) and its shareholders as a whole. The 2023 Pre-Listing Share Option Scheme will provide the Target Company (or the Successor Company) with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to selected participants.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(ii)	Eligible Participants

The board of Directors of the Target Company (or the Successor Company) (which expression shall, for the purpose of this paragraph, include a duly authorized committee thereof) may determine the persons belonging to any of the following classes of participants, who the board of Directors of the Target Company (or the Successor Company) considers, in its sole discretion, have contributed or will contribute to the Target Company (or the Successor Company), to take up options to subscribe for Target Company Shares (or Successor Company Shares):

(a)	any directors and former or present employees of any members of the Target Group (or the Successor Group); and

(b)	any consultants of the Target Group (or the Successor Group).

For the avoidance of doubt, the grant of any options by the Target Company (or the Successor Company) for the subscription of Target Company Shares (or Successor Company Shares) or other securities of the Successor Group to any person who falls within any of these classes of participants shall not, by itself, unless the Directors of the Target Company (or the Successor Company) otherwise so determine, be construed as a grant of option under the 2023 Pre-Listing Share Option Scheme.

The eligibility of any of these classes of participants to the grant of any option shall be determined by the Directors of the Target Company (or the Successor Company) from time to time on the basis of the Directors’ opinion as to the participant’s contribution to the development and growth of the Successor Group.

(iii)	Maximum number of shares under the 2023 Pre-Listing Share Option Scheme

The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2023 Pre-Listing Share Option Scheme at any time shall not exceed 64,702,653 Target Company Shares (71,578,750 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) (the “Scheme Limit”). No options may be granted under any schemes of the Target Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. Option lapsed and/or canceled in accordance with the terms of the 2023 Pre-Listing Share Option Scheme shall not be counted for the purpose of calculating the Scheme Limit and shall be counted for as unissued options, and the number of shares in respect of which options may be granted under the 2023 Pre-Listing Share Option Scheme shall be increased by the same number of options lapsed and/or canceled.

(iv)	Performance targets

Unless as prescribed under the 2023 Pre-Listing Share Option Scheme or Directors of the Target Company (or the Successor Company) otherwise determine and state in the offer of the grant of options to a grantee, a grantee is not required to achieve any performance targets before any options granted under the 2023 Pre-Listing Share Option Scheme can be exercised.

(v)	Subscription price for options

The subscription price in relation to each option granted under the 2023 Pre-Listing Share Option Scheme shall be determined by the board of Directors of the Target Company (or the Successor Company).

A nominal consideration of RMB1 is payable upon acceptance of the grant of options.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(vi)	Time of acceptance and exercise of option

An option may be accepted by a participant within ten business days from the date of the offer of grant of the option.

An option may be exercised in accordance with the terms of the 2023 Pre-Listing Share Option Scheme and the offer of grant of the option at any time during a period to be determined and notified by the Directors of the Target Company (or the Successor Company) to each grantee, which period may commence on the date upon which the offer for the grant of options is made but shall end in any event not later than 10 years from the date of grant of the option subject to the provisions for early termination under the 2023 Pre-Listing Share Option Scheme.

(vii)	Cancellation of options granted

Any options granted but not exercised may be cancelled if the relevant grantee so agrees in writing (other than in situation under subparagraph (xvi), where grantees' consent is not required). Issuance of new options to the same grantee may only be made if there are unissued options available under the 2023 Pre-Listing Share Option Scheme and in compliance with the terms of the 2023 Pre-Listing Share Option Scheme.

(viii)	Lapse of an option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(a)	the expiry of the option periods;

(b)	the date or the expiry of any of the periods for exercising the option as referred to in sub-paragraphs (x) to (xiv);

(c)	the date on which the grantee is found to have committed serious mismanagement and fraud;

(d)	the date of termination of a grantee's employment or engagement on the grounds that he has been guilty of serious misconduct, or has been convicted of any criminal offence involving his integrity or honesty or on any other ground on which an employer would be entitled to terminate his employment summarily;

(e)	the date on which the grantee joins a company which the board of Directors of the Target Company (or the Successor Company) believes in its sole and reasonable opinion to be a competitor of the Target Company (or the Successor Company) or the Target Group (or the Successor Group);

(f)	the date on which the grantee is declared bankrupt or enters into any arrangement or compromise with his or her creditors generally;

(g)	the date on which the board of Directors of the Target Company (or the Successor Company) determines at its sole discretion that allowing the relevant grantee to exercise the option is not in the best interests of the Target Company (or the Successor Company); or

(h)	the date on which the board of Directors of the Target Company (or the Successor Company) determines at its sole discretion that there is no reasonable prospect of obtaining the listing approval for the shares to be issued pursuant to the exercise of the options from the Stock Exchange.

(ix)	Period of the 2023 Pre-Listing Share Option Scheme

The 2023 Pre-Listing Share Option Scheme will remain in force for the period ending on the Latest Practicable Date for ascertaining certain information contained in this circular prior to Closing.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(x)	Rights on ceasing employment

In the event a grantee is no longer employed or engaged by the Target Group (or the Successor Group) for any reason other than (i) the reasons specified in sub-paragraphs (xi), or (ii) on one or more of the grounds of termination of employment or engagement specified in (viii)(b) and (viii)(c) above, the grantee shall have the right to exercise the portion of the option which is already vested as of the termination date and for a period of 6 months thereafter, unless the board of Directors of the Target Company (or the Successor Company) otherwise determines, in which event the Option shall be exercisable to the extent and within such periods as the board of Directors of the Target Company (or the Successor Company) may determine (this paragraph does not apply to the Grantee who is not being employed or engaged by the Target Group (or the Successor Group) at the time of grant).

(xi)	Rights on death, serious ill-health and injury and permanent disability

In the event the grantee ceases to be employed or engaged by the Target Group (or the Successor Group) due to death, serious ill-health or permanent disability (as determined by the board of Directors of the Target Company (or the Successor Company)) and none of the reasons for termination of employment or engagement under sub-paragraphs (viii)(b) and (viii)(c) above exists with respect to such grantee, the grantee or his or her personal representative(s) shall be entitled to exercise the portion of the option which is already vested as of the termination date and for a period of 12 months thereafter, unless the board of Directors of the Target Company (or the Successor Company) otherwise determines, in which event the option shall be exercisable to the extent and within such periods as the board of Directors of the Target Company (or the Successor Company) may determine (this paragraph does not apply to the grantee who is not being employed or engaged by the Target Group (or the Successor Group) at the time of grant).

(xii)	Rights on dismissal

In the event a grantee is no longer employed or engaged by the Target Group (or the Successor Group) for any reason other than (i) the reasons specified in sub-paragraphs (xi), or (ii) on one or more of the grounds of termination of employment or engagement specified in (viii)(b) and (viii)(c) above, the grantee shall have the right to exercise the portion of the option which is already vested as of the termination date and for a period of 6 months thereafter, unless the board of Directors of the Target Company (or the Successor Company) otherwise determines, in which event the Option shall be exercisable to the extent and within such periods as the board of Directors of the Target Company (or the Successor Company) may determine (this paragraph does not apply to the Grantee who is not being employed or engaged by the Target Group (or the Successor Group) at the time of grant).

If the grantee of an option ceases to be a participant by reason of the termination of his employment or engagement on the grounds that he has been found to have committed serious mismanagement and fraud, or been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has become bankrupt or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or on any other ground on which an employer would be entitled to terminate his employment summarily, his option will lapse automatically.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(xiii)	Rights on a general offer, a compromise or arrangement

If a general offer by way of takeover or otherwise (other than by way of scheme of arrangement) is made to the shareholders (other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant option, the Target Company (or the Successor Company) shall forthwith give notice thereof to the grantee and the grantee shall be entitled to exercise the option then already vested to its full extent or, if the Target Company (or the Successor Company) shall forthwith give the relevant notification, to the extent notified by the Target Company (or the Successor Company), at any time within such period as shall be notified by the Target Company (or the Successor Company).

If a general offer for shares by way of scheme of arrangement is made to all its shareholders and has been approved by the necessary number of shareholders at the requisite meetings, the Target Company (or the Successor Company) shall forthwith give notice thereof to the grantee and the grantee may at any time thereafter (but before such time as shall be notified by the Target Company (or the Successor Company)) exercise the option then already vested or, if the Target Company (or the Successor Company) shall give the relevant notification, to the extent notified by the Target Company (or the Successor Company).

(xiv)	Rights on winding up

In the event a notice is given by the Target Company (or the Successor Company) to the shareholders to convene a general meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Target Company (or the Successor Company), the Target Company (or the Successor Company) shall forthwith give notice thereof to the grantee and the grantee (or in the case of the death of the grantee, his personal representatives(s)) may at any time within such period as shall be notified by the Target Company (or the Successor Company), subject to the provisions of all applicable laws, exercise the option then already vested or, if the Target Company (or the Successor Company) shall give the relevant notification, to the extent notified by the Target Company (or the Successor Company), and the Target Company (or the Successor Company) shall as soon as possible and in any event no later than three days prior to the date of the proposed general meeting, allot, issue and register in the name of the grantee such number of fully paid shares which shall be issued on exercise of such option.

(xv)	Adjustments

In the event of an alteration in the capital structure of the Target Company (or the Successor Company) whilst any option remains exercisable by way of capitalisation of profits or reserves, rights issue, subdivision or consolidation of shares, or reduction of the share capital of the Target Company (or the Successor Company) in accordance with legal requirements and requirements of the Stock Exchange (other than any alteration in the capital structure of the Target Company (or the Successor Company) as a result of an issue of shares as consideration in a transaction to which the Target Company (or the Successor Company) is a party), such corresponding alterations (if any) shall be made to:

(a)	the number or nominal amount of shares comprised in each option so far as unexercised; and/or

(b)	the subscription price; and/or

(c)	the method of exercise of the option,

or any combination thereof, as the auditors or a financial advisor engaged by the Target Company (or the Successor Company) for such purpose shall, at the request of the Target Company (or the Successor Company), certify in writing, either generally or as regards any particular grantee, to be in their opinion fair and reasonable, provided always that any such adjustments should give each grantee the same proportion of the equity capital of the Target Company (or the Successor Company) as that to which that grantee was previously entitled prior to such adjustments, and no adjustments shall be made which will enable a share to be issued at less than its nominal value. The capacity of the auditors or financial advisor (as the case may be) in this sub-paragraph is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Target Company (or the Successor Company) and the grantees. The costs of the auditors or financial advisor (as the case may be) shall be borne by the Target Company (or the Successor Company).

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(xvi)	Others

The Target Company may, at its own discretion, cancel any options granted under the 2023 Pre-Listing Share Option Scheme for no consideration if below events fail to happen by December 31, 2024: (i) the Stock Exchange granting or agreeing to grant approval of (subject to such condition as the Stock Exchange may impose) the listing of and permission to deal in such number of shares to be issued pursuant to the exercise of any options which may be granted under the 2023 Pre-Listing Share Option Scheme and (ii) the commencement of dealings in the Successor Company Shares on the Main Board of the Stock Exchange. Application has been made to the Stock Exchange for the listing of and permission to deal in the Successor Company Shares to be issued pursuant to the exercise of any options which may be granted under the 2023 Pre-Listing Share Option Scheme.

Any alterations to the terms and conditions of the 2023 Pre-Listing Share Option Scheme which are of a material nature or any change to the terms of options granted (except changes made to the terms and conditions of options granted at the request of the Stock Exchange and/or other regulatory authorities) must be approved by the shareholders in a general meeting and the Stock Exchange, except where the alterations take effect automatically under the existing terms of the 2023 Pre-Listing Share Option Scheme.

Any change to the authority of the Directors of the Target Company (or the Successor Company) or the scheme administrators in relation to any alteration to the terms of the 2023 Pre-Listing Share Option Scheme shall be approved by the shareholders in a general meeting.

(xvii)	Value of options

The Directors of the Target Company (or the Successor Company) consider it inappropriate to disclose the value of options which may be granted under the 2023 Pre-Listing Share Option Scheme as if they had been granted as of the Latest Practicable Date. Any such valuation will have to be made on the basis of a certain option pricing model or other method that depends on various assumptions including the exercise price, the exercise period, interest rate, expected volatility and other variables. As no options have been granted, certain variables are not available for calculating the value of options. The Directors of the Target Company (or the Successor Company) believe that any calculation of the value of options granted as of the Latest Practicable Date would be based on a number of speculative assumptions that are not meaningful and would be misleading to investors.

(xviii)	Options granted under the 2023 Pre-Listing Share Option Scheme

The grant of options under the 2023 Pre-Listing Share Option Scheme to the grantees as set out below was approved by the board of the Target Company on July 14, 2023. The overall limit on the number of underlying shares pursuant to the 2023 Pre-Listing Share Option Scheme is 64,702,653 Target Company Shares (71,578,750 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing 6.05% of the issued Successor Company Shares upon completion of the De-SPAC Transaction assuming the Presumptions.

As of the Latest Practicable Date, the Target Company had granted all options under the 2023 Pre-Listing Share Option Scheme to 171 grantees. As of the Latest Practicable Date, an aggregate of 50,147,970 options had been exercised and 50,147,970 Target Company Shares (55,477,308 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring) had been issued to relevant grantees.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(a)	Directors and senior management

As of the Latest Practicable Date, the Directors and senior management of the Target Company had been granted options under the 2023 Pre-Listing Share Option Scheme to subscribe for a total of 53,929,013 Target Company Shares (59,660,171 Successor Company Shares as adjusted after the Pre-Merger Capital Restructuring), representing approximately 5.04% of the issued share capital of the Successor Company upon Closing assuming the Presumptions.

The table below sets out the details of options granted to the Directors and senior management of the Target Company under the 2023 Pre-Listing Share Option Scheme:

Name of grantee	Address	Exercise price	Number of Target Company Ordinary Shares under the options granted		Number of Successor Company Shares under the options granted after the Pre-Merger Capital Restructuring	Vesting period	Approximate percentage of issued Successor Company Shares immediately after Closing(2)
		(RMB)
Mr. Wang Dong (王東)	No. 49, 600 Yuanxianghu Road, Jiading District, Shanghai, PRC	0.00034	24,575,290	(3)	27,186,962	Not subject to any vesting period	2.30%

Mr. Wang Changhui (王常輝)	No. 97, 1509 Shuangdan Road, Jiading District, Shanghai, PRC	0.00034	12,887,680	(3)	14,257,283	Not subject to any vesting period	1.21%

Ms. Gong Yingxin (宮穎欣)	No. 1203, 5th Floor, Building No. 25 Taiping Road, Haidian District, Beijing, PRC	0.86	650,000	(3)	719,077	Not subject to any vesting period	0.06%
		0.001	600,000	(3)	663,763	Not subject to any vesting period	0.06%
		4.00	750,000		829,704	Subject to the Employee Vesting Period(1)	0.07%

Ms. Zhou Min (周敏)	No. 2404, Zhongxin Heping Home, Lane 558, Tianbao Road, Hongkou District, Shanghai, PRC	5.14	50,000		55,314	Six months upon the Listing	0.00%
		0.001	1,241,043		1,372,931	Six months upon the Listing	0.12%
		4.00	250,000		276,568	Subject to the Employee Vesting Period(1)	0.02%

Mr. Zhang Xiaokun (張曉坤)	Room 1401, No. 7, No. 533 Gaotai Road, Jiading District, Shanghai, PRC	0.00034	9,990,000	(3)	11,051,660	Not subject to any vesting period	0.93%
		0.001	40,000	(3)	44,251	Not subject to any vesting period	0.00%

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

Name of grantee	Address	Exercise price	Number of Target Company Ordinary Shares under the options granted		Number of Successor Company Shares under the options granted after the Pre-Merger Capital Restructuring	Vesting period	Approximate percentage of issued Successor Company Shares immediately after Closing(2)
		(RMB)
Mr. Zhang Xurui (張緒瑞)	Room 1801, Building 90, Greenland Tiancheng Community, Jiading District, Shanghai, PRC	4.00	400,000		442,509	Subject to the Employee Vesting Period(1)	0.04%

Mr. Tong Yaming (童亞明)	Room 601, Unit 1, Building 5 Jianhuajiayuan, Pengbu Street, Shangcheng District, Hangzhou, PRC	0.44	650,000	(3)	719,077	Not subject to any vesting period	0.06%
		0.001	30,000	(3)	33,188	Not subject to any vesting period	0.00%

Ms. Chen Qing (陳清)	Room 303, No. 3, Lane 533, Gaotai Road, Jiading District, Shanghai, PRC	0.08	725,000	(3)	802,047	Not subject to any vesting period	0.07%

Mr. Zeng Lingyu (曾令宇)	Room 702, No. 1, Lane 185 Shuangping Road, Jiading District, Shanghai, PRC	2.37	120,000		132,753	Six months upon the Listing	0.01%
		0.001	40,000		44,251	Six months upon the Listing	0.00%
		4.00	480,000		531,011	Subject to the Employee Vesting Period(1)	0.04%

Mr. Meng Long (孟龍)	Room 202, No. 5, Lane 1483, Shangfeng Road, Pudong New District, Shanghai, PRC	0.001	200,000		221,254	Six months upon the Listing	0.02%
		4.00	250,000		276,568	Subject to the Employee Vesting Period(1)	0.02%
Total			53,929,013		59,660,171		5.04%

Notes:

(1)	Employee Vesting Period: (i) within 5 business days of the first anniversary of the Listing Date, 50% of the options shall vest; and (ii) within 5 business days of the second anniversary of the Listing Date, the rest 50% of the option shall vest.

(2)	Assuming the Presumptions.

(3)	These options had been exercised.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(b)	Other grantees

Other than the ten members of the Directors and senior management of the Target Company, no options will be granted to any Directors and senior management of the Successor Company under the 2023 Pre-Listing Share Option Scheme.

The table below shows the details of options to be granted to the other grantees other than members of the Directors and senior management of the Target Company, under the 2023 Pre-Listing Share Option Scheme:

No.	Range of Target Company Shares underlying options granted under the 2023 Pre-Listing Share Option Scheme	Total number of grantees	Range of exercise price	Total number of Target Company Ordinary Shares under the options granted	Total number of Successor Company Shares under the options granted after the Pre-Merger Capital Restructuring	Range of vesting period	Approximate percentage of voting interest in the Successor Company underlying outstanding options(2)
			(RMB)
1	1 to 10,000	57	0.44 to 5.14	317,333	351,057	Six months upon the Listing or subject to the Employee Vesting Period (1)	0.03%
2	10,001 to 100,000	86	0.001 to 7.14	3,400,167	3,761,510		0.32%
3	100,001 to 1,000,000	17	0.001 to 5.14	5,056,140	5,593,467		0.47%
4	1,000,001 to 2,000,000	1	2.37	2,000,000	2,212,545		0.19%
Total		161	N/A	10,773,640	11,918,579	N/A	1.01%

Notes:

(1)	Employee Vesting Period: (i) within 5 business days of the first anniversary of the Listing Date, 50% of the options shall vest; and (ii) within 5 business days of the second anniversary of the Listing Date, the rest 50% of the option shall vest.

(2)	Assuming the Presumptions.

Ms. Liu Yingdan (劉英丹) (“Ms. Liu”), an external consultant and independent third party, was granted 70,000 options under the 2023 Pre-Listing Share Option Scheme. Upon full exercise of the options, Ms. Liu will receive 77,439 Successor Company Shares, as adjusted after the Pre-Merger Capital Restructuring. Ms. Liu has extensive experience in financial management and IT system establishment and maintenance. According to the service agreement entered into between Zhaogang Netcom and Ms. Liu, which has a term from January 1, 2021 to December 31, 2023, Ms. Liu primarily advised the Target Group in relation to the upgrade and improvement of the financial process, related party transaction policy, fixed asset policy, and IT system of the Target Group. In view of Ms. Liu’s extensive experience in financial management and IT systems, and in order to incentivize her to provide consulting services of consistently high quality and to reduce the cash payments of the Target Group, the Target Group agreed to grant, and Ms. Liu agreed to accept options under the 2023 Pre-Listing Share Option Scheme as consideration for Ms. Liu’s consulting services. The Directors of the Target Company confirm that (i) granting options to Ms. Liu as consideration is commensurate with those of the market practice taking into account Ms. Liu’s extensive experience and contributions to the Target Group; (ii) other than the options, there was no other consideration paid by the Target Group to Ms. Liu for her services; and (iii) there are no any other past or present relationships between Ms. Liu and the Target Company and its subsidiaries, their directors, existing shareholders, senior management, or any of their respective associates.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

(xix)	Ranking of Shares

The shares allotted and issued upon the exercise of an option shall be identical to the then existing issued Target Company Shares (or the Successor Company Shares) and subject to all the provisions of the Target Company Articles (or the Successor Company Articles) and will rank pari passu with the fully paid shares in issue on the date the name of the grantee is registered on the register of members of the Target Company (or the Successor Company) or, if that date falls on a day when the register of members of the Target Company (or the Successor Company) is closed, the first day of the re-opening of the register of members, save that the grantee shall not have any voting rights, or rights to participate in any dividends or distributions (including those arising on a liquidation of the Target Company (or the Successor Company)) declared or recommended or resolved to be paid to the shareholders on the register on a date prior to such registration.

Unless the context otherwise requires, references to “shares” in this sub-paragraph include references to shares in the ordinary equity share capital of the Target Company (or the Successor Company) of such nominal amount as shall result from a subdivision, consolidation, re-classification or re-construction of the share capital of the Target Company (or the Successor Company) from time to time.

(xx)	Termination

The Target Company (or the Successor Company) may by ordinary resolution in a general meeting or the board of Directors of the Target Company (or the Successor Company) may at any time resolve to terminate the operation of the 2023 Pre-Listing Share Option Scheme prior to the expiry of the 2023 Pre-Listing Share Option Scheme and in such event no further options shall be offered or granted but the provisions of the 2023 Pre-Listing Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2023 Pre-Listing Share Option Scheme. Options granted prior to such termination shall continue to be valid and exercisable in accordance with the 2023 Pre-Listing Share Option Scheme.

F.	LEGAL PROCEEDINGS OF THE SUCCESSOR GROUP

1.	As to Aquila

As of the Latest Practicable Date, there was no litigation or arbitration of material importance and no litigation, arbitration or claim of material importance which was to the knowledge of the Aquila Directors pending or threatened against Aquila.

2.	As to the Target Group

As of the Latest Practicable Date, no member of the Target Group was engaged in any litigation or arbitration of material importance and no litigation, arbitration or claim of material importance was known to the Target Company to be pending or threatened against any member of the Target Group.

G.	OTHER INFORMATION

1.	Estate duty

The Successor Company Directors have been advised that no material liability for estate duty is likely to fall on the Successor Company or any of its subsidiaries.

2.	Preliminary expenses

The Target Company did not incur any material preliminary expenses.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

3.	Promoters

The Target Company has no promoters. Within the two years immediately preceding the date of this circular, no cash, securities or other benefit has been paid, allotted or given nor are any proposed to be paid, allotted or given to any promoters in connection with the De-SPAC Transaction and the related transactions described in this circular.

4.	Qualifications and consents of experts

The following experts have each given and have not withdrawn their respective written consents to the issue of this circular with copies of their reports, letters, opinions or summaries of opinions (as the case may be) and the references to their names included herein in the form and context in which they are respectively included.

Name	Qualification

CMB International Capital Limited	Licensed corporation to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO

HSBC Corporate Finance (Hong Kong) Limited	Licensed corporation to conduct Type 6 (advising on corporate finance) regulated activities as defined under the SFO

UBS Securities Hong Kong Limited	Licensed corporation to conduct Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities as defined under the SFO

Shihui Partners	Legal advisor as to PRC laws

Maples and Calder (Hong Kong) LLP	Legal advisor as to Cayman Islands laws

Deloitte Touche Tohmatsu	Certified Public Accountants (Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance)

As of the Latest Practicable Date, none of the experts named above had any shareholding interest in the Successor Company or any of its subsidiaries or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Successor Group.

5.	Binding effect

This circular shall have the effect, in an application is made in pursuance of it, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies (Winding Up and Miscellaneous Provisions) Ordinance so far as applicable.

APPENDIX VII	STATUTORY AND GENERAL INFORMATION

6.	Bilingual document

The English language and Chinese language versions of this circular are being published separately in reliance upon the exemption provided by section 4 of Companies (Exemption of Companies and prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

7.	Miscellaneous

Except as disclosed in this circular:

(i)	Within the two years immediately preceding the date of this circular:

(a)	no Share or loan capital of the Successor Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(b)	no Share or loan capital of the Successor Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(c)	no commission has been paid or payable for subscribing, agreeing to subscribe or procuring subscription or agreeing to procure subscription for any shares in the Successor Company or any of its subsidiaries; and

(ii)	no founder, management or deferred shares nor any debenture in the Successor Company or any of its subsidiaries have been issued or agreed to be issued;

(iii)	there has not been any interruption in the business of the Successor Group which may have or has had a significant effect on the financial position of the Successor Group in the 12 months preceding the date of this circular;

(iv)	the principal register of members of the Successor Company will be maintained in the Cayman Islands by Maples Fund Services (Cayman) Limited and a branch register of members of the Successor Company will be maintained in Hong Kong by Tricor Investor Services Limited. Unless the Directors of the Successor Company otherwise agree, all transfer and other documents of title of shares must be lodged for registration with and registered by the Successor Company’s share registrar in Hong Kong and may not be lodged in the Cayman Islands. All necessary arrangements have been made to enable the shares to be admitted to CCASS;

(v)	save for the Aquila Class A Shares and Aquila Listed Warrants (which will be delisted upon Closing, as described further in “Letter from the Aquila Board – Implications of the De-SPAC Transaction under the Listing Rules and Deemed New Listing Application”, no company within the Successor Group is presently listed on any stock exchange or traded on any trading system;

(vi)	the Directors of the Successor Company have been advised that the use of a Chinese name by the Successor Company in conjunction with the English name does not contravene the Cayman Companies Act;

(vii)	the Successor Company has no outstanding convertible debt securities or debentures;

(viii)	none of the persons whose names are listed in the paragraph headed “G. Other Information – 4. Qualifications and consents of experts” above is interested beneficially or non-beneficially in any shares in any member of the Successor Group or has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for, any securities in any member of the Successor Group;

(ix)	there had not been any interruption in the business of the Successor Group which may have had a significant effect on the financial position of the Successor Group in the 12 months preceding the date of this circular; and

(x)	there is no restriction affecting the remittance of profits or repatriation of capital into Hong Kong and from outside Hong Kong.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

A.	SUMMARY OF THE TERMS OF THE SUCCESSOR COMPANY LISTED WARRANTS

The Successor Company Listed Warrants will be issued subject to and with benefit of an instrument by way of deed poll (the “Instrument”). The Successor Company Listed Warrants will be issued in certificated form under the Instrument and be either (a) deposited in CCASS, or (b) held by the relevant Successor Company Warrantholder outside of CCASS and the Successor Company Promoter Warrants will be issued in certificated form under the Successor Company Promoter Warrant Agreement.

The principal terms and conditions of the Successor Company Listed Warrants will be set out in the Instrument and will include provisions to the effect set out below. Successor Company Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions of the Instrument, which will be posted on the Stock Exchange’s website.

1.	Status, Form and Title

(a)	The Successor Company Listed Warrants shall at all times rank pari passu and without any preference or priority among themselves, and, save for such exceptions as may be provided by mandatory provisions of applicable legislation, shall at all times rank at least equally with all of the Successor Company’s other options or warrants exercisable into Successor Company Class A Shares that are in issue.

(b)	The Successor Company Listed Warrants are issued in certificated form. The holder of any Successor Company Listed Warrant shall (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the certificate issued in respect of the Successor Company Listed Warrant (the “Certificate”)) and no person shall be liable for so treating the holder.

2.	Transfers of Successor Company Listed Warrants; Issue of Certificates

The Successor Company Listed Warrants or interests in such Successor Company Listed Warrants are transferable, in whole or in part, subject to the terms of the Conditions (as defined in the Instrument).

Subject to these Conditions, any Successor Company Warrantholder:

(a)	who holds Successor Company Listed Warrants registered in the name of HKSCC Nominees Limited, may transfer all or any of its Successor Company Listed Warrants electronically on CCASS with the clearance and settlement of such transfer completed on CCASS; or

(b)	who holds Successor Company Listed Warrants registered in its own name in the Register of Warrantholders of the Successor Company (the “Register”), may transfer all or any of its Successor Company Listed Warrants by an instrument of transfer in any usual or common form consistent with the standard form of transfer as prescribed by the Stock Exchange or such other form as may be approved by the Successor Board. The instrument of transfer shall be executed by or on behalf of both the transferor and the transferee and may be under hand or, if the transferor or the transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Successor Board may approve from time to time.

No transfer of a Successor Company Listed Warrant shall be valid unless and until entered on the Register of Warrantholders. A Successor Company Listed Warrant may be registered only in the name of, and transferred only to, a named person.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

The Hong Kong Share Registrar shall be entitled to charge a service fee for any exchange or registration of transfer of Successor Company Listed Warrants prescribed by the Listing Rules payable by the Successor Company Warrantholder or transferees.

The Successor Company Listed Warrants shall trade in minimum board lots of 52,500.

3.	Exercise Right, Exercise Price and Exercise Period

3.1	Exercise Right

(a)	The Successor Company Listed Warrants are only exercisable on a cashless basis. Subject to these Conditions, each Successor Company Warrantholder is entitled at its option to exercise of its Successor Company Listed Warrants, at the Exercise Price (subject to any Adjustments), at any time during the Exercise Period, for such number of Successor Company Class A Shares credited as fully paid, as determined in accordance with the following formula (the “Exercise Right”):

N = W x	(FMV – EP)
FMV

Where:

•	N = the number of Successor Company Class A Shares a Successor Company Warrantholder shall receive upon the exercise of its Successor Company Listed Warrants

•	W = the number of Successor Company Class A Shares underlying the Successor Company Listed Warrants being exercised by the Successor Company Warrantholder

•	FMV = the Fair Market Value, being the average reported closing price of the Successor Company Class A Shares (on a per Successor Company Class A Share basis) for the 10 Trading Days immediately prior to the Exercise Date, provided, however that if the Fair Market Value is HK$18.00 or higher, the Fair Market Value shall be deemed to be HK$18.00 (the “FMV Cap”)

•	EP = the Exercise Price in effect on the Exercise Date

(b)	In no event shall the Successor Company Listed Warrants be exercisable for more than 0.361 (the “Maximum Conversion Ratio”) of a Successor Company Class A Share per Successor Company Listed Warrant (subject to any Adjustments). In no event shall the Successor Company be required to net cash settle any Successor Company Warrant. Each Successor Company Listed Warrant shall, following its exercise in accordance with these Conditions, be cancelled by the Successor Company.

3.2	Exercise Period

(a)	All Successor Company Listed Warrants shall become exercisable in the period (the “Exercise Period”) commencing on and including the date which is 30 days after the date of Closing, and terminating at 5:00 pm, Hong Kong time, on the Expiration Date (as defined below).

(b)	The Successor Company Listed Warrants will expire on the date (the “Expiration Date”) which is the earliest to occur of:

(i)	5:00 pm, Hong Kong time, on the date that is five years after the date of Closing;

(ii)	the Liquidation of the Successor Company in accordance with and pursuant to the Successor Company Articles and applicable law and regulations; and

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

(iii)	5:00 pm, Hong Kong time, on the Redemption Date (as defined below) in connection with a redemption in accordance with the Instrument.

provided if the Expiration Date is not a Business Day, the Business Day immediately prior to the Expiration Date.

(c)	Each Successor Company Listed Warrant not exercised on or before the Expiration Date shall lapse and cease to be valid for any purpose, and all rights in respect thereof under these Conditions shall cease at 5:00 pm, Hong Kong time, on the Expiration Date.

(d)	Any Successor Company Listed Warrant in respect of which an Exercise Notice shall not have been duly completed and delivered in the manner set out in these Conditions to the Hong Kong Share Registrar on or before 5:00 pm, Hong Kong time, on the Expiration Date shall become void and expire without value.

(e)	Save as provided in the Instrument, the Successor Company Listed Warrants are not redeemable.

3.3	Exercise Price

(a)	Subject to the paragraph (b) below, the holder for the time being of each Successor Company Listed Warrant shall have the right, by way of exercise of the Exercise Right attaching to such Successor Company Listed Warrant, at any time during the Exercise Period, to exercise such Successor Company Listed Warrants for Successor Company Class A Shares at a price per share equal to HK$11.50 (subject to any Adjustments) (the “Exercise Price”).

(b)	A Successor Company Listed Warrant is only exercisable:

(i)	when the average reported closing price of the Successor Company Class A Shares for the 10 Trading Days immediately prior to the date on which the duly completed and signed Exercise Notice is received by the Hong Kong Share Registrar is at least HK$11.50 per Successor Company Class A Share (subject to any Adjustments); and

(ii)	on a cashless basis.

3.4	No fractional Successor Company Class A Shares

(a)	Notwithstanding any provision contained in these Conditions to the contrary, only whole Successor Company Listed Warrants are exercisable.

(b)	Notwithstanding any provision contained in these Conditions to the contrary, and save as provided in this Condition, the Successor Company shall not issue fractional Successor Company Class A Shares upon the exercise of Successor Company Listed Warrants. If pursuant to these Conditions, the holder of any Successor Company Listed Warrant would be entitled, upon the exercise of such Successor Company Listed Warrant, to receive a fractional interest in a Successor Company Class A Share, the Successor Company shall, upon such exercise, round down to the nearest whole number the number of Successor Company Class A Shares to be issued to such holder. However, if more than one Successor Company Listed Warrant is exercised at any one time such that Successor Company Class A Shares to be issued on exercise are to be registered in the same name, the number of such Successor Company Class A Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Successor Company Listed Warrants being so exercised and rounded down to the nearest whole number of Successor Company Class A Shares. No cash shall be paid in lieu of fractional Successor Company Class A Shares.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

3.5	Other conditions

The holders of the Successor Company Listed Warrants do not have the rights or privileges of holders of ordinary shares and any shareholder voting rights until they exercise their Successor Company Listed Warrants in accordance with these Conditions and receive Successor Company Class A Shares. Until holders of Successor Company Listed Warrants exercise their Successor Company Listed Warrants in accordance with these Conditions and receive Successor Company Class A Shares, they will not have any rights to participate in any distributions or offers of further securities made by the Successor Company.

4.	Procedure for Exercise of Successor Company Listed Warrants

4.1	Exercise Notice

(a)	To exercise the Exercise Right attaching to any Successor Company Listed Warrant, the Successor Company Warrantholder must:

(i)	deliver to the Hong Kong Share Registrar at its own expense before 4:30 pm Hong Kong time on any Business Day prior to the Expiration Date and before 5:00 pm Hong Kong time on the Expiration Date, during the Exercise Period at the Hong Kong Share Registrar’s specified office in Hong Kong a duly completed and signed exercise notice (an “Exercise Notice”) substantially in the form set out in Schedule 3 to the Instrument, together with the relevant Certificate(s);

(ii)	furnish such evidence (if any) as the Hong Kong Share Registrar may require to determine the due execution of the Exercise Notice by or on behalf of the exercising Successor Company Warrantholder (including every joint Successor Company Warrantholder, if any) or otherwise to ensure the due exercise of the Successor Company Listed Warrants; and

(iii)	if applicable, pay any fees for certificates for the Successor Company Class A Shares to be issued and the expenses of, and submit any necessary documents required in order to effect, the registration of the Successor Company Class A Shares in the name of the person or persons specified for that purpose in the Exercise Notice and delivery of the certificates for the Successor Company Class A Shares in accordance with the provisions of paragraph 4.4 below.

(b)	Exercise Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in Hong Kong.

(c)	Exercise Rights may be exercised in respect of one or more Successor Company Listed Warrants.

(d)	Once a duly completed and signed Exercise Notice has been delivered and the Certificate in respect of such Successor Company Listed Warrants has been surrendered, neither the relevant Successor Company Listed Warrants nor the relevant Exercise Notice may be withdrawn without the consent in writing of the Successor Company.

4.2	Exercise Date

(a)	The exercise date in respect of a Successor Company Listed Warrant (the “Exercise Date”) shall be deemed to be the date on which the duly completed and signed Exercise Notice and the relevant Certificate(s) are received by the Hong Kong Share Registrar (or such date is not a Business Day, the next Business Day within the Exercise Period).

(b)	A Warrant shall (provided that the provisions of paragraph 4.1 above are complied with) be treated as exercised on the Exercise Date relating to that Successor Company Listed Warrant. The relevant Certificates shall be cancelled as soon as practicable but in any event not later than five Business Days after the Exercise Date.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

4.3	Taxes

(a)	The Successor Company must pay directly to the relevant authorities any taxes and capital, stamp, issue, documentary and registration duties (“Taxes”) which are required to be paid by the Successor Company according to applicable laws and regulations arising on the execution and delivery of the Instrument, the issue of the Successor Company Listed Warrants, the issue of Successor Company Class A Shares on exercise of the Successor Company Listed Warrants and/or the delivery of certificates on exercise of the Successor Company Listed Warrants.

(b)	The Successor Company shall be entitled to make any deduction or withholding for or on account of Taxes which it is required by law to make from any payment to be made by the Successor Company under the Instrument.

(c)	The Successor Company Warrantholder shall be responsible for and must pay any Taxes in connection with a transfer of the Successor Company Listed Warrants pursuant to these Conditions and must declare in the relevant Exercise Notice that any amounts payable to the relevant tax authorities pursuant to this Condition have been paid, subject to any exemptions or waivers therefrom available to the Successor Company Warrantholder under applicable law.

4.4	Issue of Successor Company Class A Shares

(a)	A Successor Company Warrantholder:

(i)	who holds Successor Company Listed Warrants registered in its own name in the Register, upon exercise of such Successor Company Listed Warrants will receive physical share certificates in its name in respect of the Successor Company Class A Shares issued upon the exercise of such Successor Company Listed Warrants; or

(ii)	who holds Successor Company Listed Warrants registered in the name of HKSCC Nominees, upon exercise of such Successor Company Listed Warrants will receive the certificate in respect of the Successor Company Class A Shares arising from the exercise of such Successor Company Listed Warrants in the name of, and to, HKSCC Nominees for the credit of the account(s) of such Successor Company Warrantholder.

(b)	The Successor Company shall allot and issue the Successor Company Class A Shares arising from the exercise of the relevant Successor Company Listed Warrants by a Successor Company Warrantholder in accordance with the instructions of such Successor Company Warrantholder as set out in the Exercise Notice and:

(i)	where such Successor Company Warrantholder will receive physical share certificates in respect of the Successor Company Class A Shares arising from the exercise of the relevant Successor Company Listed Warrants (the “Successor Company Warrant Shares”), the Successor Company shall as soon as practicable but in any event not later than five Business Days after the relevant Exercise Date register the person as holder(s) of the Successor Company Warrant Shares in the Successor Company’s register of members, and make the certificate in respect of the Successor Company Warrant Shares and the new certificate in respect of the Successor Company Listed Warrants which have not been exercised available for collection at the office of the Hong Kong Share Registrar (being Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong) or such other places in Hong Kong as may be notified to Successor Company Warrantholders in accordance with the provisions set out in paragraph 10 below or, if so requested in the relevant Exercise Notice, cause the Hong Kong Share Registrar to mail by ordinary mail (at the risk and expense of the holder of such Successor Company Warrant Shares and the holder of such Successor Company Listed Warrants which have not been exercised) such certificate to the person and at the place specified in the Exercise Notice; and

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

(ii)	where the relevant Successor Company Listed Warrants are registered in the name of HKSCC Nominees, the Successor Company shall as soon as practicable but in any event not later than five Business Days after the relevant Exercise Date, register HKSCC Nominees as holder of the Successor Company Warrant Shares in the Successor Company’s register of members and shall make the certificate(s) in respect of such Successor Company Warrant Shares in the name of HKSCC Nominees and the new certificate(s) in respect of the Successor Company Listed Warrants which have not been exercised available for collection at the office of the Hong Kong Share Registrar (being Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong) or such other places in Hong Kong as may be notified to Successor Company Warrantholders in accordance with the Conditions, for the credit of the accounts of such Successor Company Warrantholder.

(c)	A single share certificate shall be issued in respect of all Successor Company Class A Shares issued on the exercise of the Successor Company Listed Warrants subject to the same Exercise Notice and which are to be registered in the same name, except HKSCC or HKSCC Nominees.

(d)	The person shall become the holder of record of the number of Successor Company Class A Shares issuable upon exercise with effect from the date he is or they are registered as such in the Successor Company’s register of members (the “Registration Date”).

(e)	The Successor Company Warrant Shares issued upon exercise of the Exercise Right shall be fully paid and shall in all respects rank pari passu with the fully paid Successor Company Class A Shares in issue on the relevant Registration Date except for any right excluded by mandatory provisions of applicable law and except that such Successor Company Class A Shares shall not be eligible for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record or other due date for the establishment of entitlement for which falls prior to the relevant Registration Date.

5.	Redemption of Successor Company Listed Warrants

5.1	Redemption of Successor Company Listed Warrants

(a)	The Successor Company may, at its sole discretion, redeem all (and not some) of the outstanding unexercised Successor Company Listed Warrants at the redemption price, at any time during the Exercise Period, by giving notice in writing (the “Redemption Notice”) to the Successor Company Warrantholders, if the last reported sale price of the Successor Company Class A Share equals or exceeds HK$18.00 per Successor Company Class A Share (the “Redemption Threshold”) for any 20 Trading Days within a 30 Trading Day period ending on the third Trading Day immediately prior to the date on which the Redemption Notice is provided to the Successor Company Warrantholders equals or exceeds HK$18.00 per Successor Company Class A Share, subject to any Adjustment. The Successor Company shall fix and specify in the Redemption Notice a redemption date (the “Redemption Date”) which shall be not less than 30 days from the date of the Redemption Notice, and the Redemption Notice shall be given to Successor Company Warrantholders in accordance with the provision of paragraph 10 below.

(b)	As soon as practicable after the Redemption Date, the Successor Company shall pay the Successor Company Warrantholders the aggregate redemption price for the Successor Company Listed Warrants being redeemed by sending them a cheque drawn payable to the relevant Successor Company Warrantholder by ordinary mail at the risk of the Successor Company Warrantholder to the address of such Successor Company Warrantholder appearing on the Register.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

5.2	Suspension of trading of Successor Company Listed Warrants

(a)	Trading in the Successor Company Listed Warrants on the Stock Exchange is expected to cease at 4:00 pm Hong Kong time on the Redemption Date (or such other date as the Successor Company may notify Successor Company Warrantholders when the Redemption Notice is issued). Any unexercised Successor Company Listed Warrants outstanding as at the Redemption Date shall be redeemed by the Successor Company at the redemption price. Any Successor Company Listed Warrants so redeemed shall be deemed to be cancelled and lapse.

(b)	For the avoidance of doubt, Successor Company Warrantholders may exercise their Successor Company Listed Warrants at any time during the Redemption Period (even if the price of the Successor Company Class A Shares decreases to below the Redemption Threshold) and receive a number of Successor Company Class A Shares equal to the product of the number of Successor Company Class A Shares underlying their Successor Company Listed Warrants multiplied by the Maximum Conversion Ratio. Any Successor Company Listed Warrants in respect of which a duly completed and signed Exercise Notice and the relevant Certificate(s) have been delivered to and received by the Hong Kong Share Registrar during the Redemption Period shall not be redeemed, and a Successor Company Warrantholder shall not be entitled to receive the redemption price in respect of such exercised Successor Company Listed Warrants. Following the Redemption Date, any Successor Company Warrantholder whose Successor Company Listed Warrants have not been duly exercised in accordance with these Conditions, shall have no further rights.

(c)	The Successor Company shall publish an announcement on the Stock Exchange, setting out (amongst other things) the date of the Redemption Notice and the deadline for holders of Successor Company Listed Warrants to exercise their Successor Company Listed Warrants, at least one Trading Day prior to the date the Successor Company sends the Redemption Notice to Successor Company Warrantholders.

6.	Anti-Dilution Adjustments

(a)	In the event of any sub-division or consolidation of Successor Company Shares, the number of Successor Company Class A Shares which Warrantholders shall be entitled to on exercise of their Successor Company Listed Warrants on a one-for-one ratio shall be correspondingly adjusted, subject to compliance with all applicable laws and regulations and the Listing Rules, in proportion to the increase or decrease, as applicable, of the total number of Successor Company Shares in issue on the Listing Date, as adjusted by such sub-division or consolidation of Successor Company Shares.

(b)	The share price triggers for the exercise of the Successor Company Listed Warrants, the Exercise Price, the FMV Cap and the Redemption Threshold shall also be adjusted proportionately for the events set out in the paragraph (a) above.

(c)	Adjustments for dilutive events not provided for in paragraph (a) above may be proposed by the Successor Board, acting on a fair and reasonable basis and always subject to any requirements under the Listing Rules.

(d)	The Successor Company shall provide details of any Adjustments, following consultations with the Stock Exchange, to Successor Company Warrantholders through a Stock Exchange announcement.

7.	Further Issues

Subject to compliance with the Listing Rules (including approval from the Stock Exchange), the Successor Company may from time to time create and issue further warrants ranking equally in all respects with the Successor Company Listed Warrants and so that any such further warrants may carry rights identical in all respects to those attaching to the Successor Company Listed Warrants.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

8.	Meetings of Successor Company Warrantholders and Modification of Rights

(a)	The Instrument contains provisions for convening meeting of Successor Company Warrantholders to consider any matter affecting the interests of Successor Company Warrantholders, including requirements as to notice and quorum, and the approval of any modification of the Successor Company Listed Warrants or the Instrument.

(b)	A resolution duly passed at any meeting of Successor Company Warrantholders shall be binding on all Successor Company Warrantholders, whether or not they were present at the meeting. Successor Company Listed Warrants which have not been exercised but have been lodged for exercise shall not confer the right to attend or vote at, or join in convening, or be counted in the quorum for any meeting of Successor Company Warrantholders.

(c)	The Successor Company may, without the consent of the Successor Company Warrantholders but in accordance with the terms of the Instrument and with the approval of the Stock Exchange, effect any modification to the Successor Company Listed Warrants or the Instrument which, in the opinion of the Successor Company, is:

(i)	to cure any ambiguity or correct any mistake, including to conform the provisions of the Instrument to the description of the terms of the Successor Company Listed Warrants and the Instrument set forth in this circular, or defective provision;

(ii)	to make any amendments that are necessary in the good faith determination of the Successor Board (taking into account then existing market precedents) to allow for the Successor Company Listed Warrants to be classified as equity in the Successor Company’s financial statements; provided that such amendments shall not allow any modification or amendment to the Instrument that would increase the Exercise Price or shorten the Exercise Period; or

(iii)	to add or change any provisions with respect to matters or questions arising under the Instrument as the Successor Board may deem necessary or desirable and that the Successor Board deems to not adversely affect the rights of the Successor Company Warrantholders in any material respect.

Any such modification made by the Successor Company in accordance with the conditions (i)-(iii) set out above shall be binding on all Successor Company Warrantholders and all persons having an interest in the Successor Company Listed Warrants and shall be notified to them in accordance with the Instrument as soon as practicable thereafter.

(d)	Other than any modifications made by the Successor Company in accordance with the condition (i)-(iii) set out above, all other modifications or amendments to the Successor Company Listed Warrants or the Instrument shall comply with the requirements under the Listing Rules and shall first have been approved by the vote or written consent of at least 50% of the then outstanding Successor Company Listed Warrantholders.

9.	Replacement of Certificates

If a Certificate is mutilated, defaced, lost, stolen or destroyed, it may, subject to applicable law and at the discretion of the Hong Kong Share Registrar, be replaced upon request by the Successor Company Warrantholder at the specified office of the Hong Kong Share Registrar on payment of such costs as may be incurred in connection therewith, and on such terms as to evidence, indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Certificate in respect of the Successor Company Listed Warrants is subsequently exercised, there shall be paid to the Successor Company on demand the market value of the Successor Company Listed Warrants at the time of the replacement thereof), advertisement, undertaking and otherwise as the Successor Company may require. Mutilated or defaced Certificates must be surrendered to the Successor Company before replacements shall be issued. The replacement Certificate shall be issued to the registered holder of the Certificate replaced.

APPENDIX VIII	INFORMATION ON THE SUCCESSOR COMPANY LISTED WARRANTS

10.	Notices

(a)	The Instrument contains provisions relating to notices to be given to the Successor Company Warrantholders.

(b)	Every Successor Company Warrantholder shall register with the Successor Company an address in Hong Kong or elsewhere to which notices can be sent and if any Successor Company Warrantholder shall fail so to do, notice may be given to such Successor Company Warrantholder in any manner set out in the Instrument to its last known place of business or residence.

(c)	Notices to the Successor Company Warrantholders shall be valid if delivered by hand, ordinary mail, registered post, courier or facsimile to them at their respective addresses in the Register and in the case of joint holdings, to the Successor Company Warrantholder whose name appears first in the Register of Warrantholders. Alternatively, notices to the Successor Company Warrantholders may be given by the Successor Company through publication of an announcement on the Stock Exchange website.

(d)	A notice given under the Instrument shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, ordinary mail, registered post or courier, (ii) at the time of transmission if delivered by facsimile or (iii) at the time of publication of the relevant announcement on the Stock Exchange website. Where delivery occurs outside business hours in the place of receipt, notice shall be deemed to have been received at the start of business hours in the place of receipt on the next following Business Day.

11.	Governing Law and Jurisdiction

The Instrument and the Successor Company Listed Warrants and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, Hong Kong law.

B.	LIQUIDITY

The liquidity in the trading of the Successor Company Listed Warrants following the listing of the Successor Company will be provided in the following ways:

(a)	Broader investor base. The Aquila Listed Warrants are only transferable to Professional Investors pursuant to the terms and conditions of the Aquila Listed Warrants, whereas the Successor Company Listed Warrants can be traded by all public investors including retail investors, thereby providing a broader investor base for such warrants.

(b)	No lock-up restrictions. None of the Successor Company Listed Warrants will be subject to any lock-up restrictions and accordingly will be freely traded following the listing of the Successor Company.

For further information about the risks associated with the Successor Company Listed Warrants, see the section headed “Risk Factors – Risks Relating to the De-SPAC Transaction and the Securities of Aquila and the Successor Company” in this circular.

APPENDIX IX	DOCUMENTS ON DISPLAY

Copies of the following documents will be on display on the Stock Exchange’s website at www.hkexnews.hk and Aquila’s website at www.aquilaacq.com.hk during a period of 14 days from the date of this circular:

(a)	the Aquila Memorandum and Articles;

(b)	the Aquila Private Company Memorandum and Articles;

(c)	the Successor Company Memorandum and Articles;

(d)	the letter from the Aquila Board dated February 5, 2025, the text of which is set out in “Letter from the Aquila Board”;

(e)	the Aquila Offering Circular, the annual report of Aquila for the year ended December 31, 2022 and the annual results announcement and annual report of Aquila for the year ended December 31, 2023;

(f)	the accountants’ reports on the Target Group for the financial years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024 prepared by Deloitte Touche Tohmatsu, the text of which are set out in “Appendix I – Accountants’ Report of the Target Group”;

(g)	the audited consolidated financial statements of the companies comprising the Target Group for the financial years ended December 31, 2021, 2022 and 2023 and the nine months ended September 30, 2024;

(h)	the report on the unaudited pro forma financial information of the Successor Group prepared by Deloitte Touche Tohmatsu, the text of which are set out in “Appendix IIIA – Unaudited Pro Forma Financial Information on the Successor Group”;

(i)	the letters in respect of loss estimate of the Target Group for the financial year ended December 31, 2024, the texts of which are set out in “Appendix IIIB – Loss Estimate of the Target Group”;

(j)	the letter of advice prepared by Maples and Calder (Hong Kong) LLP, the Successor Company’s legal advisors as to Cayman Islands law, summarizing certain aspects of the Cayman Islands company law referred to in “Appendix V – Summary of the Constitution of the Successor Company and Cayman Islands Company Law”;

(k)	the legal opinions from Shihui Partners, the Target Company’s legal advisors as to PRC laws, in respect of certain aspects of the Target Group;

(l)	the Cayman Companies Act;

(m)	the material contracts referred to in “Appendix VII – Statutory and General Information”;

(n)	the written consents referred to in “Appendix VII – Statutory and General Information”;

(o)	the terms of 2023 Pre-Listing Share Option Scheme;

(p)	the Warrantholder Circular; and

(q)	a copy of this circular.

DOCUMENTS AVAILABLE FOR INSPECTION

The full list of all the grantees (including those persons whose details have already been disclosed in this circular) who have been granted options under the 2023 Pre-Listing Share Option Scheme containing all the particulars as required under the Share Option Disclosure Requirements will be made available for public inspection at Room 1918, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, during a period of 14 days from the date of this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

AQUILA ACQUISITION CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 7836)
(Warrant Code: 4836)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting (“EGM”) of Aquila Acquisition Corporation (“Aquila”) will be held at 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong on Thursday, February 27, 2025 at 9:15 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of Aquila:

ORDINARY RESOLUTIONS

1.	“THAT, subject to the passing of resolution (2) and conditional upon the Stock Exchange granting the listing of, and permission to deal in, the Successor Company Class A Shares and Successor Company Warrants on the Main Board of the Stock Exchange:

(A)	the Business Combination Agreement dated August 31, 2023 and amended on December 9, 2024 (a copy of which marked “A” has been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification), and the De-SPAC Transaction contemplated thereunder, as more particularly described in the circular issued by Aquila on February 5, 2025 (the “Circular”, a copy of which marked “B” has been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification), be and are hereby approved, confirmed and ratified;

(B)	the PIPE Investment Agreements dated August 31, 2023 and February 5, 2025, as supplemented or novated (a copy of which marked “C1” to “C8”, have been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification), and the PIPE Investments contemplated thereunder, as more particularly described in the Circular, be and are hereby approved, confirmed and ratified;

(C)	the Bonus Share Issue as more particularly described in the Circular be and is hereby approved;

(D)	from the date of the Business Combination Agreement until the Effective Time, Aquila be and is authorized to enter into agreements for the subscription of Successor Company Class A Shares by, or the placing of Successor Company Class A Shares to, one or more investors at HK$10.00 per Successor Company Class A Share for an aggregate amount of proceeds to be funded to the Target Company of up to HK$1 billion;

(E)	the Promoter Earn-Out Right granted to the Promoters under the Promoters Earn-out and Lock-up Agreement dated August 31, 2023 and amended on December 9, 2024 (a copy of which marked “D” has been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification) pursuant to which the Successor Company will issue to the Promoters 12,508,125 new Successor Company Class A Shares (subject to adjustment), as more particularly described in the Circular, be and are hereby approved, confirmed and ratified; and

(F)	the Aquila Directors acting collectively or individually, be and are hereby authorized to take all such steps, do all such acts and things and to sign, execute, seal (where required) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to this Ordinary Resolution and all of the transactions contemplated thereunder.”

2.	“THAT, subject to the closing of the De-SPAC Transaction (as approved by the passing of resolution (1) or with such amendment to its terms as may be approved by Aquila Shareholders in any general meeting), the withdrawal of the listing of the Aquila Class A Shares on the Main Board of The Stock Exchange of Hong Kong Limited be approved and the Aquila Directors acting collectively or individually, be and are hereby authorized to take all such steps, do all such acts and things and to sign, execute, seal (where required) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to this Ordinary Resolution.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

SPECIAL RESOLUTIONS

3.	“THAT, subject to the passing of resolution (1):

(A)	the plan of merger, by and between Aquila and ZG Merger Sub Limited (“Merger Sub”) (in the form marked “E” which has been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification) (the “Aquila Plan of Merger”), be authorized and approved in all respects;

(B)	Aquila be authorized to merge with Merger Sub (the “Merger”) so that Aquila will be the surviving company (surviving the Merger as a wholly owned subsidiary of ZG Group, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Aquila Plan of Merger) and all the property, rights, debts, liabilities, duties and obligations of Merger Sub and Aquila shall vest in Aquila by virtue of the Merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”);

(C)	Aquila be authorized to enter into the Aquila Plan of Merger;

(D)	there being no holders of any outstanding security interest granted by Aquila immediately prior to the Effective Time (as defined in the Aquila Plan of Merger), the Aquila Plan of Merger be executed by any one Aquila Director on behalf of Aquila and any Aquila Director or delegate or agent thereof, or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Aquila Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(E)	the Aquila Directors acting collectively or individually, be and are hereby authorized to take all such steps, do all such acts and things and to sign, execute, seal (where required) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to this Special Resolution and all of the transactions contemplated thereunder.”

4.	“THAT, subject to (i) the passing of resolution (2) and (ii) the passing of resolution (3) or the passing of a special resolution by Aquila Shareholders in any general meeting to approve a plan of merger, the second amended and restated memorandum and articles of association (a copy of which marked “F” has been tabled before the EGM and signed by the chairman of the EGM for the purpose of identification) (the “Aquila Private Company Memorandum and Articles”) be and is hereby approved and adopted as at the Effective Time (as defined in the Aquila Plan of Merger or in a plan of merger approved by Aquila Shareholders in any general meeting) as the memorandum and articles of association of Aquila in substitution for and to the exclusion of the Aquila Memorandum and Articles in effect immediately before the Effective Time and the Aquila Directors and the company secretary of Aquila acting collectively or individually, be and are hereby authorized to do all things necessary to effect and record the adoption of the Aquila Private Company Memorandum and Articles.”

By Order of the Aquila Board AQUILA ACQUISITION CORPORATION Rongfeng JIANG Chairman of the Aquila Board

Hong Kong, February 5, 2025

Registered Office PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands	Principal Place of Business in Hong Kong 46/F, Champion Tower 3 Garden Road, Central Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Unless otherwise indicated, capitalized used in this notice shall have the same meanings as those defined in the circular dated February 5, 2025 issued by Aquila (the “Circular”).

2.	All resolutions at the EGM will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The results of the poll will be published on the websites of Hong Kong Exchanges and Clearing Limited and Aquila in accordance with the Listing Rules.

3.	Any shareholder of Aquila entitled to attend and vote at the EGM convened by the above notice is entitled to appoint one or more than one proxy or the same proxy under one or more instruments to attend and vote instead of him/her. A proxy need not be a shareholder of Aquila. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form(s) of proxy. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him/her.

4.	In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed and returned to Aquila’s Hong Kong Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (the “Hong Kong Share Registrar”), at least 48 hours before the EGM (i.e. before 9:15 a.m. on Tuesday, February 25, 2025) or any adjourned meeting thereof. Completion and return of the form(s) of proxy will not preclude a shareholder of Aquila from attending and voting in person at the EGM or any adjourned meeting thereof should he/she so wish.

5.	For determining the entitlement to attend and vote at the EGM, the register of members of Aquila will be closed from Monday, February 24, 2025 to Thursday, February 27, 2025, both days inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the EGM, unregistered holders of the shares of Aquila shall ensure that all properly completed transfer documents accompanied by the relevant share certificates must be lodged with the Hong Kong Share Registrar at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Friday, February 21, 2025 for registration.

6.	In case of joint shareholders, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of Aquila in respect of the joint shareholding.

7.	References to time and dates in this notice are to Hong Kong time and dates.

8.	If a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” caused by a super typhoon announced by the government of Hong Kong is/are in force in Hong Kong at 8:00 a.m. on Thursday, February 27, 2025, the EGM will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place on Friday, February 28, 2025 instead. Aquila Shareholders may visit Aquila’s website at www.aquilaacq.com.hk for details of the postponement and alternative meeting arrangements.

9.	Prior to the EGM, Aquila will provide Aquila Class A Shareholders with the opportunity to elect to redeem all or part of their holdings of Aquila Class A Shares for an amount per Aquila Class A Share equal to the Share Redemption Price. Aquila Class A Shareholders may vote at the EGM irrespective of whether they elect to redeem their Aquila Class A Shares. If the De-SPAC Transaction is not completed, Aquila will not redeem any Aquila Class A Shares and all Share Redemption requests will be canceled. Please refer to the section headed “Important Notice to Aquila Shareholders and Actions to be taken – B. Share Redemption Right” of the Circular for details of the election procedures for the Share Redemption. As of the date of this notice, to the best knowledge of Aquila, CMBI Private Equity Series B SPC – Health Innovation Fund II SP, an investment fund managed by, and a close associate of, CMB International Asset Management Limited (one of the promoters of Aquila), holds approximately 4.62% of the total number of Aquila Class A Shares and intends to redeem its Aquila Class A Shares.

10.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

As at the date of this notice, the Board of Directors of Aquila comprises Mr. Rongfeng JIANG as Chairman and Executive Director, Ms. Di LE as Executive Director, Ms. Qian WU and Ms. Xiaoxiao QI as Non-Executive Directors, and Dr. Fangxiong GONG, Mr. Kim Lam NG and Ms. Wenjie WU as Independent Non-Executive Directors.